Form 20-F
period 2007-12-31
Evotec AG
filed 2008-06-30
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-34041

Evotec Aktiengesellschaft

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name in English)

Germany

(Jurisdiction of incorporation or organization)

Schnackenburgallee 114

22525 Hamburg

Germany

+49 (40) 56-0810

(Address of principal executive offices)

Anne Hennecke, Tel: +49 (40) 5608-1286, Fax: +49 (40) 5608-1333

Evotec AG, Investor Relations, Schnackenburgallee 114, 22525 Hamburg, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares*
American Depository Shares	The NASDAQ Stock Market, LLC

*	For registration purposes only, not for trading, and only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding ordinary shares as of December 31, 2007 was 73,868,447.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☐                    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17

☒	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company”, “Evotec AG” or to “Evotec” are to Evotec Aktiengesellschaft and its consolidated subsidiaries and “Renovis, Inc.” or “Renovis” refers to Renovis, Inc., the wholly owned subsidiary of Evotec.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than those belonging to Evotec.

EXCHANGE RATES

Evotec publishes its financial statements in euro. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR” or the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in euro.

The exchange rate used for the euro was the noon buying rate of the euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at June 18, 2008, was $1.5519 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Evotec’s future operating results may be affected by various risk factors, many of which are beyond Evotec’s control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding:

•	the success of integrating Renovis business and assets into Evotec;

•	the progress, timing and completion of the research, development and clinical trials for any of Evotec’s future product candidates;

•	sufficiency of Evotec’s cash reserves;

•	Evotec’s relationships with licensees, partners and collaborators;

•	filing for and receipt of future regulatory approvals or clearances;

•	Evotec’s ability, or the ability of their collaborators, to market, commercialize and achieve market acceptance for its future product candidates;

•	Evotec’s future financial performance; and

•	Evotec’s ability to protect its intellectual property and operate its business without infringing upon the intellectual property rights of others.

Forward-looking statements also include, but are not limited to, expectations of Evotec’s future revenues, future levels of research and development spending, general and administrative spending, levels of capital expenditures and operating results, sufficiency of capital resources and intention to seek revenue from product sales, upfront fees and milestone payments and royalties resulting from the licensing of its intellectual property. Further, there can be no assurance that the necessary regulatory approvals will be obtained, that Evotec will be able to develop commercially viable products or that any of Evotec’s programs will be partnered with pharmaceutical companies or other partners. These statements relate to future events or Evotec’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause Evotec’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “seeks,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “target,” “continue” or the variations on these terms or other comparable terminology. Although management believes that the expectations reflected in the forward-looking statements are reasonable, based on information available at the time the statements are made, Evotec cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Evotec AG does not intend to update any of the forward-looking statements after the date of this Annual Report on Form 20-F or to conform these statements to the new information, changes in assumptions or actual results.

We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors set forth in Item 3. Key Information below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetables

Not applicable.

Item 3.	Key Information

Selected Financial Data

The selected consolidated financial data below are derived from the consolidated financial statements of Evotec and subsidiaries, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. The transition date to IFRS is January 1, 2004; financial information in accordance with IFRS prior to that date is not available.

In 2006 and 2007, Evotec divested businesses that were not critical to its strategy of focusing on higher value discovery projects. Effective January 1, 2007, Evotec sold its 89% interest in Evotec Technologies GmbH to Perkin Elmer for € 23.9 million in cash. On November 30, 2007, Evotec completed the sale of its Chemical Development Business for a purchase price of £30.3 million (€42.5 million, converted with the exchange rate of the closing date, November 30, 2007). In the table below, the term “continuing operations” refers to Evotec’s consolidated results of operations for the periods indicated excluding the results of “discontinued operations”.

The table below should be read in conjunction with the consolidated financial statements, “Item 5. Operating and Financial Review and Prospects” and other financial information included elsewhere in this Annual Report on Form 20-F.

Selected statement of operations data

	For the years ended December 31,
	2007	2006	2005	2004
Revenue from continuing operations	32,885	40,575	41,837	37,863
Operating loss from continuing operations	(58,115)	(34,516)	(14,208)	(45,748)
Net loss from continuing operations	(48,053)	(29,000)	(14,255)	(41,652)
Income (loss) from discontinued operations	36,897	1,295	(2,474)	(35,433)
Net loss	(11,156)	(27,705)	(16,729)	(77,085)

Weighted average shares outstanding	71,828,980	66,355,593	51,987,921	36,630,348
Net loss per share	(0.16)	(0.42)	(0.33)	(2.10)
Net loss from continuing operations per share	(0.67)	(0.44)	(0.27)	(1.14)

Selected balance sheet data

	As of December 31,
	2007	2006	2005	2004
Cash and cash equivalents	37,991	58,196	37,998	4,291
Total assets	207,878	243,123	223,962	145,998
Long term debt (excluding current portion)	9,825	8,123	5,529	11,646
Stockholders’ equity	170,553	168,320	175,075	110,930

Exchange Rate Information

The following tables set forth, for the periods indicated, the average, high and low noon buying rates for the Euro, expressed in U.S. dollar per Euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate for cable transfers in foreign currencies.

The table below shows the average noon buying rates for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. dollar per Euro for Evotec’s fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2007	1.3703
2006	1.2661
2005	1.2400
2004	1.2478
2003	1.1411
2002	0.9495

The following table shows the noon buying rates for Euros in U.S. dollars for the last six months. (through most practicable month)

Month ended	High	Low
June 2008*	1.5731	1.5368
May 2008	1.5784	1.537
April 2008	1.601	1.5568
March 2008	1.5805	1.5195
February 2008	1.5187	1.4495
January 2008	1.4877	1.4574
December 2007	1.4759	1.4344

*	Through June 18, 2008.

On June 18, 2008, the noon buying rate was U.S. $1.5519 per € 1.00.

The above Exchange Rate Information is provided for convenience purposes only. The translation of foreign operations and foreign currency denominated transactions at Evotec AG is outlined in Note (2) to the Consolidated Financial Statements included in this report.

RISK FACTORS

You should carefully consider the following information about these risks, together with the other information included in this Annual Report on Form 20-F. Please also see the discussion regarding forward looking statements at page 1.

Risks Related to Evotec’s Business

Evotec is an early-stage biopharmaceutical company without commercial products, and there is no assurance that Evotec will successfully develop and commercialize potential products.

You must evaluate Evotec in light of the uncertainties and complexities inherent in an early-stage biopharmaceutical company. All of Evotec’s product candidates are in early-stages of development. EVT 201 is currently in Phase II clinical trials. EVT 101 is currently in Phase Ib clinical trials. Phase II clinical trials for EVT 302 commenced in the first quarter of 2008. The commercialization of those products will not occur, if at all, for at least the next several years. Evotec’s future success is dependent upon, among other factors, its ability to finance and develop viable product candidates, successfully complete clinical trials and obtain regulatory approval for those product candidates. All of Evotec’s early-stage drug discovery programs are focused on CNS disease targets and will require extensive additional research and development prior to the commercial introduction of any product candidates. There can be no assurance that any of Evotec’s research and development and clinical trial efforts, or those of its strategic partners or licensees, will result in viable new products. For example, in September 2006, based on the results of a safety and tolerability study conducted during Phase I clinical trials for EVT 301, Evotec announced that it was discontinuing development of EVT 301 as a monoamine oxidase B (MAO-B) inhibitor for the treatment of Alzheimer’s disease.

Evotec has expended significant time, money and effort developing EVT 201, EVT 101 and EVT 302, which are its most advanced product candidates to date. Before Evotec or its potential partners can market and sell EVT 201, EVT 101 and EVT 302, Evotec will need to obtain necessary approvals from the FDA in the United States, the European Medicines Agency, or EMEA, in Europe, and similar regulatory agencies elsewhere. Even if their further development is successful, it will take several more years before Evotec or licensees can file for regulatory approval of these product candidates. Therefore, if the necessary regulatory approvals for EVT 201, EVT 101 or EVT 302 are not received from the FDA or EMEA, regulatory approval is later withdrawn or the approvals are significantly delayed, it is less likely that Evotec will achieve profitability and its business prospects will be seriously limited. As a result, you could lose all or part of your investment.

Evotec AG has historically incurred significant losses and might not achieve or maintain operating profitability.

Since Evotec’s formation, it has incurred significant net losses and, as of December 31, 2007, had an accumulated deficit of €495.1 million. Evotec’s net losses from continuing operations were €14.3 million in 2005, €29.0 million in 2006 and €48.1 million in 2007, with all figures determined in accordance with IFRS. Evotec’s historical losses have resulted principally from amortization of intangible assets and goodwill from acquisitions as well as from costs incurred in its research and development programs and from its sales, general and administrative expenses. Evotec expects to continue to incur significant and increasing expenses for at least the next several years as it continues its research activities and conducts development of, and seeks regulatory approvals for, current or additional indications for EVT 201, EVT 101 and EVT 302 and for other drug candidates. Whether Evotec is able to achieve operating profitability in the future will depend upon Evotec’s ability to generate revenues that exceed its expenses. Changes in market conditions, including the failure or approval of competing products, may require Evotec to incur more expenses or change the timing of expenses such that it may incur unexpected losses. In addition, Evotec has historically experienced considerable quarter-to-quarter variation in its results of operations and may not generate sufficient revenues from product sales in the future to achieve or maintain profitable operations. Further, Evotec may not be able to sustain or increase profitability on a quarterly or an annual basis. If Evotec is unable to achieve and maintain profitability, the market value of Evotec AG ordinary shares and ADSs will likely decline and you could lose all or a part of your investment.

Clinical trials have in the past and may in the future fail to demonstrate the safety and efficacy of Evotec’s product candidates, including EVT 201, EVT 101 and EVT 302, which could prevent or significantly delay their regulatory approval and may adversely affect Evotec’s business and stock price.

Any failure or substantial delay in completing clinical trials for Evotec’s product candidates, including EVT 201, EVT 101 and EVT 302, may severely harm its business. Before obtaining regulatory approval for the sale of any of Evotec’s potential products or the potential products of its current and future strategic partners and licensees, Evotec and its strategic partners or licensees must subject these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. The success of this preclinical and clinical testing is critical to achieving Evotec’s product development goals. If Evotec’s product development efforts are unsuccessful, it will not obtain regulatory approval for them, it will not generate sales from them, and its business and results of operations would be adversely affected.

Clinical trials are expensive, time-consuming and typically take years to complete. In connection with clinical trials, Evotec faces the risks that:

•	a product candidate may not prove to be efficacious;

•	it may discover that a product candidate may cause harmful side effects;

•	patients may die or suffer other adverse medical effects for reasons that may not be related to the product candidate being tested;

•	the results may not confirm the positive results of earlier trials; and

•	the results may not meet the level of statistical significance required by the FDA, the EMEA or other relevant regulatory agencies.

The results in early phases of clinical testing are based upon limited numbers of patients and a limited follow-up period and success in early phase trials may not be indicative of results in a large number of patients or long-term efficacy. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier development activities, including previous late-stage clinical trials. Failure by Evotec to demonstrate the safety and effectiveness of its product candidates in larger patient populations could prevent or significantly delay their regulatory approval and may adversely affect Evotec’s business and the price of its ordinary shares and ADSs.

Evotec depends on intellectual property licensed from third parties including Roche, and termination of any of these licenses could result in the loss of significant rights, which would harm Evotec’s business.

Evotec holds licenses granted by F. Hoffmann-La Roche Ltd., or Roche, for EVT 201, the EVT 100 compound family and EVT 302, and by other parties related to certain of Evotec’s pre-clinical research projects. Any termination of these licenses could result in the loss of significant rights and could harm Evotec’s ability to commercialize its drug candidates. Evotec’s ownership of patents relating to some or all of its products will not reduce its reliance on these and other third party patents. Evotec’s rights relating to EVT 201, the EVT 100 compound family and EVT 302 are subject to the terms of license agreements entered into with Roche. Evotec must therefore rely on Roche to enforce its rights and obligations and if Roche is unable to enforce such rights and obligations, Evotec’s development and commercialization of EVT 201, the EVT 100 compound family and EVT 302 could be delayed or prevented.

When Evotec licenses intellectual property from third parties, including Roche, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. Evotec generally has no rights to require its licensors, including Roche, to apply for new patents, except to the extent that Evotec actually assists in the creation or development of patentable intellectual property. With respect to intellectual property that Evotec licenses, Evotec is generally also subject to all of the same risks with respect to its protection as Evotec is for intellectual property that Evotec owns, which are described below in “Risk Factors—Risks Related to Evotec’s Industry.” Evotec is dependent on patents and proprietary technology, both its own and those licensed from others. If Evotec or its licensors fail to adequately protect this intellectual property or if Evotec does not have exclusivity for the marketing of its products, Evotec’s ability to commercialize products could suffer.

Evotec depends on the efforts of its strategic collaborative partners, particularly Boehringer Ingelheim, Roche and CHDI, to generate steady revenues for its business.

Evotec is a party to contract research and proprietary collaboration projects with strategic partners that include, among others, Boehringer Ingelheim, Roche and CHDI. These partnerships and collaborations involve the joint discovery and development of product candidates targeting CNS related diseases as well as partnerships granting Evotec’s collaborators access to its integrated discovery offerings. In exchange for access to its integrated discovery offerings, Evotec receives contractual service fees and ongoing research payments and, in certain circumstances, milestone and royalty payments related to research milestones achieved. The agreements provide for indefinite or medium term joint research periods which are extendable by mutual consent. Evotec’s potential rights to receive milestone and royalty payments from their respective partner may survive the joint research terms. The dates of these potential payments depend on the timing of achievement of pre-agreed research and commercialization milestones. Evotec will only be entitled to these potential payments until the expiration of underlying valid patent claims.

Evotec cannot control the time or resources that these strategic partners devote to these collaborations, nor can Evotec control these strategic partners’ business decisions. In addition, Evotec’s collaborators may not perform their obligations as expected. Changes in a collaborator’s business strategy or business combinations involving a collaborator may adversely affect that party’s willingness or ability to successfully meet its obligations. Disagreements between Evotec and its collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time-consuming and expensive negotiations, litigation or arbitration. In addition, Evotec’s strategic partners may benefit from customary termination rights (e.g. in a case of a breach of a material obligation by Evotec after expiration of customary cure periods) allowing them to claim additional rights in the affected research projects. Furthermore, the right to terminate certain research projects may rest within the sole discretion of the partner, which in return may forgo certain future rights in the affected research projects. The failure of Evotec’s strategic partners to successfully complete their obligations in a timely manner or the termination or breach of agreements by these parties could materially harm Evotec’s business, financial condition and results of operations.

Key obligations of Evotec under the collaboration with Boehringer Ingelheim are to jointly explore biological targets and to develop pharmaceutically active compounds, following the decisions and the requirements of a research steering committee established by Boehringer Ingelheim and Evotec. Under the Roche collaboration, Evotec’s obligation is to provide services for the discovery and development of pharmaceutical substances, effective against potential drug targets. Evotec does perform these services in accordance with specific research plans agreed by a joint steering committee. The work comprises, among other things, assay development, screening of substances and chemical optimization of substances. In the CHDI collaboration, the obligations of Evotec to provide services are specified by a joint steering committee. These services are in the field of assay development, reagent development, compound screening, compound profiling, structural biology and chemical synthesis of compounds. Evotec has been and currently is in full compliance with its obligations under the collaboration agreements.

The integration of Renovis into the Evotec group may be difficult and expensive to achieve and, as a result, the price of Evotec ADSs and Evotec ordinary shares may be adversely affected.

The acquisition of Renovis challenges Evotec’s management as well as to the management of Renovis as Evotec’s wholly owned subsidiary. These challenges include the integration of Renovis’s operations and personnel. Evotec may not be able to integrate Renovis into its operations or successfully manage the operations it has acquired, which may adversely affect the price of Evotec ADSs and Evotec ordinary shares.

The integration of Renovis into the Evotec group may not result in the benefits that Evotec currently anticipates and, as a result, the price of Evotec ADSs and Evotec ordinary shares may be adversely affected.

If Evotec’s management is not able to implement a business plan that effectively integrates Renovis’ operations or if Renovis’ product candidates do not prove to be successful, the anticipated benefits of the acquisition may not be realized which may adversely affect the price of Evotec ADSs and Evotec ordinary shares. All of the Renovis product candidates are in early stages of development and the commercialization of those products will not occur, if at all, for at least the next several years. Since its inception, Renovis’ business has incurred significant net losses and its future success is dependent upon, among other factors, its ability to develop viable product candidates, successfully complete preclinical testing and clinical trials and obtain regulatory approval for those product candidates.

Evotec has no experience selling, marketing or distributing products and no internal capability to do so.

If Evotec receives regulatory approval to commence commercial sales of any of its product candidates for which it has retained marketing rights, Evotec will have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, Evotec has no sales or marketing personnel for any of its product candidates and as such Evotec intends to partner and out-license its product candidates to pharmaceutical companies to undertake such activities. Factors that may inhibit Evotec’s efforts to commercialize its products without strategic partners or licensees include:

•	Evotec’s inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe Evotec’s products;

•	the lack of complementary products to be offered by sales personnel, which may put Evotec at a competitive disadvantage against companies with broader product lines; and

•	unforeseen costs associated with creating an independent sales and marketing organization.

Evotec may not be able to successfully establish sales and distribution capabilities either on its own or in collaboration with third parties or gain market acceptance for its products. To the extent Evotec enters co-promotion or other licensing arrangements, any revenues Evotec receives will depend on the efforts of third parties, and Evotec may not succeed in achieving any such partnering or out-licensing arrangement on a satisfactory basis, if at all.

Even if Evotec’s product candidates are approved and commercialized, competitive products may impede market acceptance of Evotec’s products.

Hospitals, physicians or patients may conclude that Evotec’s potential products are less safe or effective or otherwise less attractive than existing drugs. Even if approved and commercialized, any future product candidates may fail to achieve market acceptance with hospitals, physicians or patients. If Evotec’s products do not receive market acceptance for any reason, Evotec’s revenue potential could be diminished, which would materially adversely affect its business, financial condition and results of operations. Further, Evotec’s competitors may develop new products that could be more effective or less costly, or that may seem more cost-effective, than Evotec’s products.

Most of Evotec’s competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve product commercialization or patent protection earlier than Evotec can, if at all. Hospitals, physicians, patients or the medical community in general may not accept and use any products that Evotec may develop.

Evotec may elect to further expand its research, clinical development, and sales and marketing capabilities and, as a result, may encounter difficulties in managing its growth, which could disrupt its operations.

Evotec intends to build a sustainable pipeline of CNS related drug candidates. As a result, Evotec’s operations may expand through mergers and acquisitions and inlicensing. In addition, as Evotec’s research and development programs continue to advance, Evotec may decide to proceed with the building of a commercial infrastructure for its product candidates and may elect to grow the number of its employees and the scope of its operations. To manage its potential future growth, Evotec would need to continue to improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Because Evotec is a relatively small company, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The possible physical expansion of its operations could increase Evotec’s costs significantly and may divert its management and business development resources. Evotec’s future financial performance and its ability to commercialize its product candidates and to compete effectively will depend, in part, on Evotec’s ability to manage potential future growth effectively.

If Evotec cannot raise additional capital on acceptable terms, Evotec may be unable to complete clinical trials, obtain regulatory approvals or commercialize its product candidates.

Evotec believes that existing cash reserves, together with the cash acquired in the merger and the cash to be derived from its operations, will fund its planned activities for more than the next 24 months. However, Evotec will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring its product candidates to market and may seek additional funding anytime in the future. During the year ended December 31, 2007, Evotec used net cash used in operating activities of €31.7 million and had capital expenditures for property, plant and equipment of €2.9 million without finance leases. Evotec’s future capital requirements depend on many factors, including:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of product candidates Evotec pursues and the number of preclinical and clinical programs conducted by Evotec;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	Evotec’s ability to establish, enforce and maintain selected strategic alliances and activities required for product commercialization;

•	the acquisition of technologies, products or other companies and other business opportunities that require financial commitments; and

•	Evotec’s revenues, if any, from the partnering and successful development and commercialization of its products.

Evotec intends to seek additional funding through strategic collaborations. Evotec faces intense competition from many other companies in the pharmaceutical and biotechnology industry for corporate collaborations, as well as for establishing relationships with academic and research institutions and for obtaining licenses to proprietary technology. If Evotec is unable to attract and retain corporate partners to develop, introduce and market its products, its business may be materially and adversely affected. Evotec’s strategy and any reliance on corporate partners, if Evotec is able to establish such collaborative relationships, are subject to additional risks. Evotec’s collaborators may not devote sufficient resources to the development, introduction and marketing of Evotec’s products or may not pursue further development and commercialization of products resulting from collaborations with Evotec. If a corporate partner elects to terminate its relationship with Evotec, Evotec’s ability to develop, introduce and market its products may be significantly impaired and Evotec may be forced to discontinue the product altogether. Evotec may not be able to negotiate alternative corporate partnership agreements on acceptable terms, if at all. The failure of any collaboration efforts could have a material adverse effect on Evotec’s ability to develop, introduce and market its products and, consequently, could have a material adverse effect on its business, results of operations and financial condition.

Additional financings may significantly dilute existing shareholders’ ownership percentage in Evotec or such funding may not be available on acceptable terms, if at all.

Evotec may seek additional funding through public or private sales of its securities, entering into credit arrangements or licensing all or a portion of Evotec’s technology. Any such funding activity may significantly dilute existing shareholders’ ownership percentage or may limit Evotec’s rights to its technology. Evotec cannot be certain that any such funding will be available on acceptable terms, if at all.

Currency fluctuations may expose Evotec to increased costs or revenue decreases.

Evotec’s business is affected by fluctuations in foreign exchange rates between the U.S. dollar, UK sterling and the euro. A significant portion of Evotec’s revenues are denominated in U.S. dollars but are reported in euro, while the majority of its expenses are denominated in euro and UK sterling, although U.S. dollar expenses will increase substantially after the merger with Renovis. Therefore currency fluctuations could cause Evotec’s revenues to decline or its costs to increase. Evotec’s cash and investments are denominated in euro, U.S. dollars and UK sterling.

Risks Related to an Investment in Evotec ADSs and ordinary shares

The price of the ordinary shares of Evotec AG has fluctuated significantly on the Frankfurt Stock Exchange and may continue to do so.

Evotec’s ordinary share price has fluctuated between €4.88 and €1.17 between February 1, 2005 and June 18, 2008 or $7.57 and $1.82, at the June 18, 2008 exchange rate of €1 to $1.5519. The ADSs have fluctuated from $4.60 to $3.49 during the period that the ADSs have traded from May 6, 2008 through June 18, 2008.

Factors that could cause volatility in the market price of Evotec AG ordinary shares and ADSs include:

•	the progress of preclinical development, laboratory testing and clinical trials of Evotec’s product candidates;

•	the results from Evotec’s clinical trial programs and any future trials Evotec may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	European Medicines Agency, U.S. Food and Drug Administration, or FDA, or international regulatory actions;

•	failure of any of Evotec’s product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by Evotec or its competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights;

•	litigation or public concern about the safety of Evotec’s potential products;

•	comments by securities analysts;

•	actual and anticipated fluctuations in Evotec’s quarterly operating results;

•	deviations in Evotec’s operating results from the estimates of securities analysts;

•	rumors relating to Evotec or its competitors;

•	additions or departures of key personnel;

•	third-party reimbursement policies;

•	developments concerning current or future collaborations, strategic alliances or similar relationships; and

•	reviews of the long-term values of Evotec’s assets, which could lead to impairment charges that could reduce Evotec’s earnings.

These and other external factors may cause the market price and demand for Evotec’s ADSs or the ordinary shares to fluctuate substantially, which may limit or prevent investors from readily buying and selling the securities and may otherwise negatively affect the liquidity of, the Evotec ADSs or the ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of Evotec’s shareholders brought a lawsuit against Evotec AG, it could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of Evotec’s management.

A decline in the value of the euro could reduce the value of your investment in Evotec’s ADSs.

Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar equivalent of the euro price per Evotec ADS. If the value of the euro relative to the U.S. dollar declines, the market price of the Evotec ADSs is likely to be adversely affected. The value of the euro relative to the U.S. dollar has increased by 61.70% from the introduction of the euro on January 1, 2002 through December 31, 2007, with the euro increasing 10.65% against the dollar during 2007.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

Evotec AG may from time to time distribute rights to its shareholders, including rights to acquire its securities. Under the deposit agreement for the Evotec ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. Evotec is under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, Evotec may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of Evotec ADSs may be unable to participate in rights offerings and may experience dilution in their holdings as a result.

If the depositary is unable to sell the rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not be able to exercise your right to vote the ordinary shares underlying your Evotec ADSs.

Holders of Evotec ADSs may exercise voting rights with respect to the ordinary shares represented by Evotec ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of Evotec AG ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights.

As promptly as practicable after the depositary receives (i) notice of any meeting or solicitation of consents or proxies of holders of shares and (ii) the statement of the custodian which will act as a proxy bank in accordance with Sections 128 and 135 of the German Stock Corporation Act (Aktiengesetz) setting forth its recommendations with regard to voting of the shares pursuant to Section 128 (2) of the German Stock Corporation Act as to any matter concerning which the notice from Evotec indicates that a vote is to be taken by holders of shares, together with an English translation thereof, the depositary shall, subject to applicable law and the Articles of Association of Evotec AG, mail to registered holders of ADSs a notice (a) containing such information as is contained in such notice and any solicitation materials, (b) stating that each registered holder of ADSs on the record date set by the depositary therefor will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the whole number of shares underlying such registered holder’s ADSs, (c) containing the recommendation of the custodian, and (d) specifying how and when such instructions may be given.

You may instruct the depositary of your Evotec ADSs to vote the ordinary shares underlying your ADSs but only if Evotec asks the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw Evotec AG ordinary shares underlying the Evotec ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If Evotec asks for your instructions, the depositary, upon timely notice from Evotec AG, will notify you of the upcoming vote and arrange to deliver Evotec’s voting materials to you. There can be no guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your Evotec ADSs are not voted as you requested.

Under the deposit agreement for the Evotec ADSs, Evotec may choose to appoint a proxy bank in accordance with the German Stock Corporation Act. In this event, the depositary will receive a proxy which will be given to the proxy bank to vote the Evotec ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary. The effect of this proxy is that you cannot prevent the Evotec AG ordinary shares underlying your Evotec ADSs from being voted, and it may make it more difficult for shareholders to influence the management of Evotec, which could adversely affect your interests. Holders of Evotec AG ordinary shares are not subject to this proxy.

You may not receive distributions on Evotec AG ordinary shares represented by Evotec ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of Evotec ADSs has agreed to pay to you distributions with respect to cash or other distributions it or the custodian receives on Evotec ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Evotec AG ordinary shares your Evotec ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Evotec ADSs. Evotec has no obligation to take any other action to permit the distribution of its ADSs, ordinary shares, rights or anything else to holders of its ADSs. As a result, you may not receive the distributions made on Evotec ordinary shares or any value from them if it is illegal or impractical for Evotec to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your Evotec ADSs.

Your Evotec ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when Evotec’s books or the books of the depositary are closed, or at any time if Evotec or the depositary deems it advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The rights of shareholders in German companies differ in material respects from the rights of shareholders of corporations incorporated in the United States, and as a result Evotec’s public shareholders may have greater difficulty protecting their interests than would shareholders of a corporation incorporated in the United States.

Evotec is incorporated in Germany, and the rights of its shareholders are governed by German law, which differs in many respects from the laws governing corporations incorporated in the United States. For example, individual shareholders in German companies do not have standing to initiate a shareholder derivative action, either in Germany or elsewhere, including the United States, unless they meet thresholds set forth under German corporate law. As a result, Evotec’s public shareholders may have more difficulty protecting their interests in the face of actions by its management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against Evotec AG or members of its Supervisory or Management Boards, which may limit the remedies otherwise available to you.

Evotec is incorporated in Germany and the majority of its assets are located outside the United States. In addition, most of the members of its Supervisory Board, Management Board and other senior management, as well as some of the experts named in this Annual Report on Form 20-F, are nationals and residents of Germany or the United Kingdom. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against Evotec AG or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a German or United Kingdom court may prevent you from enforcing a judgement of a U.S. court against Evotec AG or these individuals based on the securities laws of the United States or any state thereof. A German or United Kingdom court may not allow you to bring an action in their respective jurisdictions against Evotec AG or these individuals based on the securities laws of the United States or any state thereof.

Evotec has no present intention to pay dividends on its ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of Evotec ADSs appreciates.

Evotec AG has no present intention to pay dividends on its ordinary shares in the foreseeable future. Any determination by Evotec’s Supervisory and Management Boards to pay dividends will depend on many factors, including its financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of Evotec ADSs falls in the foreseeable future and you sell your ADSs, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

Evotec may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of its ADSs.

If Evotec AG were treated as a “passive foreign investment company,” or PFIC for any taxable year during which a U.S. person held an ADS, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—Material U.S. Federal Income Tax Consequences Relating to the Ownership and Disposition of Evotec ADSs—Passive Foreign Investment Company Considerations.”

Risks Related to Evotec’s Industry

Drug discovery and development is subject to a high degree of failure.

Although Evotec devotes significant resources to the discovery of new CNS therapeutic drugs and employs advanced technologies in its efforts to identify promising drug candidates to advance into preclinical studies, the risk that all or any one of its early-stage product candidates will fail is high. According to pharmaceutical industry statistics published in 2001 by the Pharmaceutical Research and Manufacturers of America, only one in 1,000 early-stage drug discovery compounds is tested in clinical trials, and only one in five compounds that enters clinical trials receives FDA approval for marketing as a prescription drug. Moreover, the results from preclinical studies and early clinical trials may not accurately predict the results obtained in later stage clinical trials required for regulatory approval. Because there is no prior experience in treating humans with early-stage product candidates, Evotec cannot assure you that early-stage product candidates will prove in clinical testing to be effective and safe for use in humans. If Evotec’s early-stage product candidates do not prove to be effective or safe in such tests, regulatory approval for such products would be delayed or may not be obtainable.

Competition in the biotechnology and pharmaceutical industries is intense, and if Evotec fails to compete effectively Evotec’s financial results will suffer.

Evotec’s business is characterized by extensive research efforts, rapid developments and intense competition. Evotec’s competitors may have or may develop superior technologies or approaches to the development of competing products, which may provide them with competitive advantages. Evotec’s potential products may not compete successfully. Evotec believes that successful competition in its industry depends on product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. Important factors to Evotec’s success also include speed in developing product candidates, completing clinical development and laboratory testing, obtaining regulatory approvals and manufacturing and selling commercial quantities of potential products to the market.

Evotec expects competition to increase as technological advances are made and commercial applications broaden. In commercializing its initial product candidates and any additional product candidates, Evotec will face substantial competition from pharmaceutical, biotechnology and other companies, universities and research institutions.

Many of Evotec’s competitors have substantially greater capital resources, research and development staff, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Evotec’s competitors may achieve product commercialization or patent protection earlier than Evotec achieves commercialization or patent protection, if at all. Furthermore, Evotec believes that some of its competitors have used, and may continue to use, litigation to gain a competitive advantage.

Evotec is dependent on patents and proprietary technology, both its own and those licensed from others. If Evotec or its licensors fail to adequately protect this intellectual property or if Evotec does not have exclusivity for the marketing of its products, Evotec’s ability to develop and commercialize products could suffer.

As of December, 31, 2007, Evotec had approximately 100 families of intellectual property rights under its full control, with each such family protecting an invention in one or more countries by one or more patent applications, patents and/or utility models. A utility model is an intellectual property right similar to that of a patent, and it is available in a number of countries through domestic legislation and typically has a shorter term and less stringent patentability requirements than a patent. In particular, few patent applications have been filed that relate to three compound series and their uses in a variety of disorders, such as metabolic diseases as well as neurological and neurodegenerative diseases.

In addition, Evotec is party to licensing agreements that grant Evotec rights under third-party patents or patent families. Evotec has exclusively in-licensed intellectual property from Roche with respect to EVT 201 in the field of CNS indications, the EVT 100 Series for certain therapeutic indications including pain and Alzheimer’s disease and EVT 302 for treatment of any indication in humans and is party to further exclusive in-licensing agreements with Garching Innovation GmbH (now renamed Max-Planck-Innovation GmbH) and other third parties.

Evotec’s success depends in part on its ability, and the ability of its licensors, to obtain patent protection for product candidates, products, technologies and processes, to preserve trade secrets, to defend patents against third parties seeking to invalidate such patents, and to enforce rights against infringing parties, in the United States, Europe and elsewhere. The validity and breadth of claims in medical or pharmaceutical technology and biotechnology or life science patents involve complex legal and factual questions and, therefore, may be highly uncertain. For example, the value of Evotec’s intellectual property rights, both its own and those licensed from others, depends on whether:

•

confidentiality agreements entered into with employees, contractors, consultants, advisors, collaborators and others effectively prevent disclosure of Evotec’s and its licensors’ confidential information or provide meaningful protection of such confidential information;

•

the inventors of Evotec’s patents or those Evotec co-owns or licenses were the first to make the inventions, or the first to file patent applications covering the intellectual property important for Evotec’s business;

•	the applicants of Evotec’s or its licensors’ patents obtained the appropriate rights, including that of ownership, from the inventors of such patents;

•	Evotec will develop, co-develop, acquire or license additional product candidates, technologies or processes that are patentable;

•	the scope of any patent protection Evotec, the co-owners of its intellectual property rights or its licensors receive will exclude competitors or provide Evotec with competitive advantages;

•	any of the patents that have been or may be issued to Evotec, the co-owners of its intellectual property rights or its licensors will provide protection for commercially viable products;

•	any of the patents that have been or may be issued to Evotec, the co-owners of its intellectual property rights or its licensors will be held valid if challenged;

•	Evotec’s licensors effectively prosecute, maintain, defend, extend and enforce the patents and patent applications Evotec has licensed;

•	patent authorities will grant patents to Evotec’s competitors or others based on applications they have filed or may file that restrict Evotec’s business;

•

Evotec will be able to detect infringement of any patent Evotec, the co-owners of its intellectual property rights or its licensors hold, or, if detected, will be able to enforce or cause its licensors to enforce in an effective manner any such patent against an infringing party;

•	others claim rights in, or ownership of, the patents and other proprietary rights that Evotec holds or licenses;

•	any patent that Evotec, the co-owners of its intellectual property rights or its licensors receive will be eligible under, and benefit from, any laws or regulations governing patent term extension;

•	the patents of others have an adverse effect on Evotec’s business; or

•

others have developed or will develop similar product candidates, products, technologies or processes, duplicate any of those, or design around any patents that have been or may be issued to Evotec, the co-owners of its intellectual property rights or its licensors, particularly in relation to EVT 201, the EVT 100 compound family and EVT 302.

Evotec tries to protect its proprietary position by generally filing national and foreign patent applications related to those of its proprietary technologies, inventions and improvements that are important to its business, including those related to the development of its product candidates. Evotec’s ability to obtain patents is, however, highly uncertain because, to date, some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, European countries and elsewhere. Moreover, the specific content of patents and patent applications that is necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. The policies governing biotechnology patents throughout various countries, including Germany, are even more uncertain. Changes in either patent laws or in interpretations of patent laws in European countries, the United States and elsewhere may diminish the value of Evotec’s and its licensors’ intellectual property or narrow the scope of Evotec’s and its licensors’ patent protection.

Many of Evotec’s and its collaborators’ research and development employees and/or consultants work in Germany or other European countries and are subject to German employment law or comparable rules in other European jurisdictions. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Employees Inventions Act (Gesetz über Arbeitnehmererfindungen) or similar European legislation, which regulates the ownership of, and compensation for, inventions made by employees. For such inventions, Evotec faces the risk that disputes can occur between employer and employee, ex-employee, or employee of its consultants pertaining to alleged non-adherence to the provisions of this act. Even if Evotec, the co-owners of its intellectual property rights or licensors prevailed in any such dispute, such action could result in substantial costs and be a distraction to management. If Evotec fails in such dispute, in addition to paying substantial money damages, Evotec may lose valuable intellectual property rights.

Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings. In other countries, patents may be subject to opposition or comparable proceedings. Such proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination and opposition proceedings may be costly and time-consuming and, even if Evotec were to prevail, would distract its management. Moreover, the U.S. Federal Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic substitutes that have the same active ingredients and the same therapeutic effect but are offered at a lower price. Although Evotec and, to Evotec’s knowledge, its licensors, are not currently faced with any of these types of legal actions with respect to Evotec’s product candidates, the risk of these legal actions increases as its product candidates progress toward commercialization and should they ultimately be approved and commercialized.

Any patents or patent applications that Evotec owns, co-owns or licenses from others may not provide any protection against competitors. Evotec’s pending patent applications, those Evotec may file in the future, or those Evotec has licensed or may license from third parties, may not result in patents being issued. If issued, the patents may not provide Evotec with proprietary protection or competitive advantages against competitors with similar technology, products or processes. Furthermore, others may independently develop similar technologies, products or processes or duplicate any of those that Evotec has developed.

Evotec and its licensors depend on third parties, such as patent-annuity payment companies and patent law firms, to pay the annuity, renewal and other fees as well as to take additional measures required to maintain their respective patents and patent applications. Non-payment or delay in the payment of these fees or non-adherence to take such additional measures is likely to result in irrevocable loss of patents or patent rights important to Evotec’s business.

Similar risks apply to the patent proprietary technology rights of Renovis, Inc, referred to under Item 4 of this Form 20F, acquired by Evotec effective May 2008.

Evotec, the co-owners of its intellectual property rights or its licensors may face difficulties in protecting or enforcing intellectual property in countries outside the United States and the member states of the European Patent Convention, which may diminish the value of its intellectual property in those countries.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and countries in the European Patent Convention, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If Evotec, the co-owners of

Evotec’s intellectual property rights or its licensors encounter such difficulties in protecting, or are otherwise precluded from effectively protecting, in foreign jurisdictions the intellectual property rights important for Evotec’s business, the value of these rights may be diminished and Evotec may face additional competition from others in these jurisdictions.

Many countries, including, but not limited to, certain European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties (if, for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). Compulsory licensing of life-saving drugs is also becoming increasingly popular, especially in developing countries. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries do not favor the efficient enforcement of patent and other intellectual property rights which makes it difficult to stop infringement and diminishes the value of such rights.

Claims that Evotec infringes a third party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop Evotec’s development and commercialization efforts.

Not infringing on the intellectual property rights of others is important to Evotec’s, its strategic partners’ and its licensees’ success. Third parties may assert patent or other intellectual property infringement claims against Evotec, its strategic partners or its licensees with respect to technologies used in Evotec’s, its strategic partners’ or its licensees’ business. Numerous patent applications are currently pending and Evotec expects that further patents may be filed in the future for technologies generally related to Evotec’s technologies, including many patent applications that at least initially remain confidential after filing. United States, European and other patents in other jurisdictions have been or may be issued to third parties in the same fields as some of Evotec’s product candidates. These third-party intellectual property rights could subject Evotec to infringement actions. A risk inherent in any patent searches to determine potential rights of third parties is that search results may be inconclusive. For example, the searches will bring to attention only those patents and patent applications indexed by search terms and classification marks used in the searches. Furthermore, searches will not reveal patent applications pending, which are not yet published or have not yet been incorporated into the search database at the date of search. Assessing the validity of claims of third party patents can be uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the success of potentially challenging the validity of third party patents is not certain. Although Evotec has not been subject to any infringement actions to date, due to these factors and the inherent uncertainty in conducting patent searches, Evotec may violate third-party patent rights that Evotec has not yet identified as being relevant or at all.

The owners or licensees of these and other patents may file one or more infringement actions against Evotec. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Even if Evotec were to prevail, any litigation could be costly and time-consuming and would divert the attention of Evotec’s management and key personnel from its business operations. Any claim relating to infringement of patents that is successfully asserted against Evotec may cause Evotec to pay substantial damages.

Furthermore, as a result of a patent infringement suit brought against Evotec or its strategic partners or licensees, Evotec or its strategic partners or licensees may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property unless that party grants Evotec or its strategic partners or licensees rights to use its intellectual property. In such cases, Evotec may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize its products. However, Evotec may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if Evotec’s strategic partners, licensees or Evotec were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving Evotec’s competitors access to the same intellectual property. Ultimately, Evotec may be unable to commercialize some of its potential products or may have to discontinue development of a product candidate or cease some of its business operations as a result of patent infringement claims, which could severely harm its business.

Rapid technological change could make Evotec’s products and collaborative projects obsolete.

Biopharmaceutical technologies have undergone rapid and significant change and Evotec expects that they will continue to do so. Any compounds, products or processes that Evotec or its strategic partners or licensees develop may become obsolete or uneconomical before achieving significant revenues. Rapid technological change could also make Evotec’s products and collaborative projects obsolete or uneconomical.

If Evotec or its strategic partners or licensees fail to obtain U.S. or European regulatory approval for product candidates under development, Evotec will not be able to generate revenue in the U.S. and European markets from the commercialization of product candidates.

Evotec must receive FDA approval for each of its product candidates before it can commercialize or sell that product candidate in the United States, and Evotec must receive EMEA approval for each of its product candidates before it can commercialize or sell that product candidate in Europe. The FDA and EMEA can limit or deny their approval for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective;

•	regulators may interpret data from preclinical testing and clinical trials differently and less favorably than the way Evotec interprets it;

•	regulators may not approve the manufacturing processes or facilities that Evotec or its strategic partners or licensees use; and

•	regulators may change their approval policies or adopt new regulations.

Failure to obtain FDA or EMEA approval or any delay or setback in obtaining such approval could:

•	adversely affect Evotec’s ability to market any drugs it develops independently or with strategic partners or licensees;

•	impose additional costs and diminish any competitive advantages that Evotec may attain; and

•	adversely affect Evotec’s ability to generate royalties or product revenues.

Any such failures or delays in the regulatory approval process for any of Evotec’s product candidates would delay or diminish its receipt of product revenues, if any, and would materially adversely affect Evotec’s business, financial condition and results of operations.

Even if Evotec obtains FDA or EMEA approval, its product candidate may not be approved for all indications that Evotec requests, which could limit the uses of Evotec’s product and adversely impact its potential royalties and product sales. If FDA or EMEA approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post- marketing follow-up studies. As to any product for which marketing approval is obtained, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product may result in restrictions on the product, including withdrawal of the product from the market. Evotec may be slow to adapt, or may never adapt, to changes in existing requirements or adoption of new requirements or policies.

If Evotec fails to comply with applicable U.S. and European regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, injunctions, civil penalties and criminal prosecution.

If Evotec or its strategic partners or licensees fail to obtain regulatory approvals in other countries for product candidates under development, Evotec will not be able to generate revenue in such countries from the commercialization of product candidates.

In order for Evotec to market its products outside of the United States and the European Union, Evotec and its strategic partners and licensees must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval or EMEA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States and EMEA approval in the European Union. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory processes in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States and EMEA approval in the European Union. The adverse effects include the risk that Evotec’s product candidate may not be approved for all indications that Evotec requests, which could limit the uses of Evotec’s product and adversely impact Evotec’s potential royalties and product sales, and the risk that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

If Evotec fails to comply with applicable foreign regulatory requirements, it may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

If Evotec’s partners, licensees or contract manufacturers of its products fail to devote sufficient time and resources to Evotec’s concerns, or if their performance is substandard, Evotec’s clinical trials and product introductions may be delayed and its costs may rise.

Evotec has no manufacturing facilities, limited experience in the commercial manufacturing of drugs and limited experience in designing drug manufacturing processes. Evotec depends on its partners, licensees and contract manufacturers to produce its product candidates for clinical trials and to manufacture, supply, store and distribute any resulting products.

While Evotec has not experienced problems with its partners, licensees or contract manufacturers to date, Evotec’s reliance on these third parties exposes it to the following risks, each of which could delay or prevent the completion of its clinical trials, the approval of its product candidates by the FDA, EMEA or other regulatory agencies, or the commercialization of Evotec’s products, result in higher costs or deprive Evotec of potential product revenues:

•

Drug manufacturers are obliged to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of Evotec’s partners, licensees or contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for Evotec’s products.

•

Changing contract manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers may require re-validation of the manufacturing processes and procedures in accordance with FDA-mandated cGMPs. Such re-validation may be costly and time-consuming. It may be difficult or impossible for Evotec to find replacement manufacturers on acceptable terms quickly, or at all.

Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. Evotec is not aware of any violations by its partners, licensees or contract manufacturers of any of these regulations or standards. While Evotec would be obligated to audit the performance of its contractor manufacturers, Evotec would not have control over their compliance with these regulations and standards. Failure by Evotec’s partners, licensees, contract manufacturers or Evotec to comply with applicable regulations could result in sanctions that would have a material adverse effect on Evotec’s business, including fines, injunctions, civil penalties, failure of the government to grant pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of product, operating restrictions and criminal prosecutions.

Evotec depends on the efforts of its strategic partners, licensors and licensees to develop and commercialize many of its product candidates.

Evotec cannot control the time or resources that its strategic partners, licensors or licensees devote to its collaborations with those parties, nor can Evotec control its strategic partners’, licensors’ or licensees’ business decisions. In addition, Evotec’s collaborators may not perform their obligations as expected. Changes in a collaborator’s business strategy or business combinations involving a collaborator may adversely affect that party’s willingness or ability to successfully meet its obligations. Disagreements between Evotec and its collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time-consuming and expensive negotiations, litigation or arbitration. The failure of Evotec’s strategic partners, licensors or licensees to successfully complete their obligations in a timely manner or the termination or breach of agreements by these parties could materially harm Evotec’s business, financial condition and results of operations.

Evotec or its strategic partners or licensees may not be able to manufacture its product candidates in commercial quantities, which would prevent Evotec from commercializing its product candidates.

To date, Evotec’s product candidates have been manufactured in small quantities for preclinical and clinical trials. If any of these product candidates are approved by the FDA, EMEA or other regulatory agencies for commercial sale, they will need to be manufactured in larger quantities. Evotec or its strategic partners or licensees, as applicable, may not be able to successfully increase the manufacturing capacity, whether in collaboration with contract manufacturers or independently, for any of its product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA and the EMEA must review and approve. If Evotec or its strategic partners or licensees are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Evotec’s product candidates require precise, high-quality manufacturing. Failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could adversely affect Evotec’s business.

The contract research organizations and independent clinical investigators that Evotec and its strategic partners or licensees rely upon to conduct pre-clinical studies and clinical trials may not be diligent, careful or timely, and may make mistakes in the conduct of these studies.

Evotec AG depends on contract research organizations, or CROs, and independent clinical investigators to conduct certain preclinical studies and clinical trials under their agreements with Evotec or its collaborators. In its preclinical research programs, Evotec depends on CROs to conduct certain efficacy, safety and toxicity testing activities that Evotec AG is not staffed to perform itself. The personnel at these CROs are not Evotec employees and Evotec cannot control the amount or timing of resources that they devote to such programs. Evotec’s contracts with CROs may involve fixed fees. If the costs of performing the research activities or clinical trials exceed estimates, the CROs may fail to devote sufficient time and resources to Evotec’s drug discovery and development programs, fail to enroll patients as rapidly as expected, or otherwise fail to perform in a satisfactory manner. Failure of the CROs to meet their obligations could adversely affect the development of Evotec’s product candidates and delay the regulatory approval and commercial introduction of Evotec’s product candidates. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with Evotec. If independent investigators and CROs assist competitors, it could harm Evotec’s competitive position.

Failure to enroll patients for clinical trials may cause delays in developing Evotec’s product candidates.

Evotec may encounter delays or rejections if it or its strategic partners or licensees are unable to enroll enough patients to complete clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and the number and size of ongoing clinical trials sponsored by others that seek to enroll similar patients. When one product candidate is evaluated in multiple clinical trials simultaneously, patient enrollment in ongoing trials can be adversely affected by negative results from completed trials. Any delays in planned patient enrollment may result in increased costs and delays, which could harm Evotec’s ability to develop products.

If Evotec is unable to retain and recruit qualified scientists or if any of its key executives, key employees or key consultants discontinues his or her employment or consulting relationship with Evotec, this may delay Evotec’s development efforts or otherwise harm its business.

Evotec, like many biotechnology companies, is highly dependent on the key members of its management and scientific staff. The loss of any of Evotec’s key employees or key consultants could impede the achievement of Evotec’s research and development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future is critical to Evotec’s success. Evotec may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists.

Currently, Evotec considers four employees to be key to its success. These are Jörn Aldag, President and Chief Executive Officer, Dr. Mario Polywka, Chief Operating Officer, Dr. Klaus Maleck, Chief Financial Officer, and Dr. John Kemp, Chief Research and Development Officer of Evotec. All of these employees are highly qualified and very experienced in the biotechnology industry.

Evotec has employment agreements with each of these key employees. The service agreements with the management board members Jörn Aldag, Mario Polywka and Klaus Maleck are for a period of 3 years (expiring in June 2010, October 2010, and October 2010, respectively) and contain a change of control clause that gives them the right of extraordinary termination if a shareholder acquires a holding of more than 30 percent of Evotec’s shares. In such an event, each is entitled to a settlement payment amounting to one year’s salary. John Kemp’s agreement is for an indefinite term and can be terminated by either party upon a 6-month notice effective on either June 30 or December 31 of a calendar year.

Among other benefits, Evotec has granted stock options as a method of attracting and retaining employees. Due to fluctuations in the trading price of Evotec’s ordinary shares, a substantial portion of the stock options held by Evotec’s employees have exercise prices that are significantly higher than the current trading price of Evotec’s ordinary shares. If Evotec is unable to offer competitive remuneration including stock options that provide sufficient incentives, Evotec may be unable to retain its existing employees and attract additional qualified candidates.

In the recent past, Evotec has not encountered difficulties in attracting and retaining qualified employees and as far as Evotec is aware, none of the key employees plans to retire or leave Evotec in the near future.

Governmental and third party payors may impose sales and pharmaceutical pricing restrictions or controls on Evotec’s potential products that could limit its future product revenues and adversely affect profitability.

The commercial success of Evotec’s potential products is substantially dependent on whether third-party reimbursement will be available for its potential products by the medical profession for use by patients.

Government medical reimbursement programs, such as Medicare and Medicaid in the United States, health maintenance organizations and other third-party payors may not fully cover or provide adequate payment for Evotec’s potential products. They may not view Evotec’s potential products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow potential products to be marketed on a competitive basis. Likewise, legislative or regulatory efforts to control or reduce health care costs or reform government health care programs could result in lower prices or rejection of Evotec’s potential products. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for Evotec’s products may cause its future product revenues, if any, to decline.

Evotec may be subject to damages resulting from claims that it or its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of Evotec’s employees were previously employed at universities or other biotechnology or pharmaceutical companies, including Evotec’s competitors or potential competitors. Although no claims against Evotec are currently pending, Evotec may be subject to claims that these employees or Evotec have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if Evotec is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Evotec fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent Evotec’s ability to commercialize certain product candidates, which could severely harm its business.

Evotec faces potential product liability exposure far in excess of Evotec’s limited insurance coverage.

The use of any of Evotec’s product candidates in clinical trials, and the sale of any approved products, may expose Evotec to product liability claims. These claims might be made directly by consumers, health care providers, pharmaceutical companies or others selling Evotec’s products. Evotec has obtained limited product liability insurance coverage for Evotec’s clinical trials and such insurance may not be sufficient to reimburse Evotec for expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive, and Evotec may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect Evotec against losses due to liability. On occasion, juries have awarded large judgments in class action lawsuits based on drugs that had unanticipated side effects in the United States. In addition, the pharmaceutical and biotechnology industries, in general, have been subject to significant medical malpractice litigation. A successful product liability claim or series of claims brought against Evotec would decrease its cash reserves and could cause the price of its ordinary shares and ADSs to fall.

Evotec AG and its German affiliates have product liability insurance in place with a combined single limit for bodily injury and property damage of €10 million per occurrence (but with a maximum of €2,556,460 per individual person injured) and a limit of €20 million for any one calendar year. Evotec (UK) Ltd has product liability insurances in place with a joint limit of indemnity of £20 million per occurrence. The product liability for clinical trials is insured separately on a case by case basis, usually in range of $1 million per subject. The cost of such coverage is not material. Renovis will be included in Evotec’s product liability insurance.

Evotec is not aware of any pending threats of product liability claims.

Evotec is subject to significant environmental, health and safety regulation, compliance with which can be expensive.

Evotec is subject to a variety of health, safety and environmental laws and regulations in the United States, Germany, the United Kingdom and other countries. These laws and regulations govern, among other things, wastewater discharge, air emissions and waste management. Evotec has incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of its business in complying with these laws and regulations. Because Evotec produces small amounts of experimental compounds and operates laboratory facilities, some risk of environmental liability is inherent in its business. Additionally, material costs of environmental compliance may arise in the future, increasing the overall costs of regulatory compliance.

Evotec’s activities involve biological, genetically modified and hazardous materials, and Evotec may be liable for any resulting contamination or injuries.

Evotec’s manufacturing and research and development activities sometimes involve the controlled use and disposal of potentially harmful biological materials, genetically modified materials, hazardous materials, chemicals and infectious disease agents. Although management believes that Evotec’s safety procedures for handling, storing and disposing of such materials comply with the standards prescribed by applicable regulations, Evotec cannot completely eliminate the risk of contamination or injury from these materials. Evotec also occasionally contracts with third parties for the disposal of some of these materials. In addition, Evotec’s collaborators and service providers may be working with these types of materials in connection with Evotec’s collaborations. In the event of an accident or contamination, Evotec could be held responsible for any injury caused to persons or property by exposure to, or release of, these materials and could be held liable for significant damages, civil penalties or fines, which may not be covered by or may exceed Evotec’s insurance coverage.

Evotec AG and its German affiliates have insurance coverage in place for its use of biological, genetically modified and hazardous materials with limits of €10 million per occurrence (but with a maximum of €2,556,460 per individual person injured) and a limit of €20 million for any one calendar year. Evotec (UK) Ltd. has such insurance coverage in place with a joint limit of indemnity of £20 million per occurrence. Renovis currently has general liability insurance in place with a limit of $5 million per occurrence. Renovis will be insured under the Evotec policy for the future.

Additionally, Evotec is subject on an ongoing basis to a variety of laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of continued compliance with current or new laws and regulations might be significant and could negatively affect Evotec’s profitability, and current or future environmental regulation may impair Evotec’s ongoing research, development or manufacturing efforts.

Evotec may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm its research and development activities.

Certain laws and regulations relating to drug development require Evotec to test its product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, Evotec’s research and development activities may be interrupted or delayed.

Item 4.	Information on the Company

History and Development of the Company

The legal and commercial name of Evotec is Evotec AG. Evotec’s principal executive offices are located at Schnackenburgallee 114, 22525 Hamburg, Germany and its telephone number is (49-40) 56-0810. Evotec’s corporate website is located at www.evotec.com. Evotec’s authorized representative in the United States is Cony d’Cruz, Evotec Inc., 5 Turley Court, North Potomac, MD 20878. Evotec’s agent for service in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036. Evotec completed an initial public offering in Germany on November 10, 1999 and its ordinary shares are traded on the Frankfurt Stock Exchange under the symbol “EVT.”

Evotec was originally formed as a limited liability company (Gesellschaft mit beschränkter Haftung or GmbH) under German law in December 1993 under the name Evotec BioSystems GmbH. On August 7, 1998, Evotec transformed into a stock corporation (Aktiengesellschaft or AG) under German law and changed its name to EVOTEC BioSystems AG. Following its acquisition of OAI in 2000, Evotec changed its name to Evotec OAI AG.

In May 2005, Evotec acquired the remaining and total outstanding 78% interest in ENS in exchange for 14,276,883 ordinary shares of Evotec AG. The €40.9 million net purchase price was allocated to the assets acquired and goodwill. Upon acquiring ENS, Evotec changed its name to Evotec AG. ENS is party to Evotec’s licensing agreements with Roche. In March 2007, Evotec announced the acquisition of all of the shares of the privately held French company Neuro3d S.A., or Neuro3d, in exchange for 5,726,012 newly issued ordinary shares of Evotec AG. As a result of the acquisition, Evotec acquired a minimum of €18.9 million net cash and investments and some early stage CNS discovery assets. Neuro3d has been consolidated in Evotec’s financial statements since April 1, 2007.

In 2006 and 2007, Evotec divested businesses that were not essential to its strategy of focusing on higher-value discovery projects. Effective as of January 2007, Evotec sold its 89% interest in Evotec Technologies GmbH to PerkinElmer for €23.9 million in cash, which includes €2.0 million of cash being held in escrow. Evotec Technologies GmbH comprised Evotec’s activities in the development and manufacture of research tools and instruments for the life science industry. Evotec Technologies GmbH’s product portfolio was focused on high-end technologies for automated cell biology and ultra-high throughput screening. With 80 employees at year-end 2006 based primarily at Evotec Technologies GmbH’s main headquarters in Hamburg, Germany, Evotec Technologies GmbH accounted for €17.3 million, or 20.5%, of Evotec’s total revenue for the fiscal year 2006.

In November 2007, Evotec completed a transaction to sell its Chemical Development Business to Aptuit, Inc. for a purchase price of £30.3 m (€42.5 m, converted with the exchange rate of the closing date, November 30, 2007) after customary working capital adjustments. The Chemical Development Business compromised Evotec’s capabilities in process research and development, custom preparation, analytical development, pilot plant manufacturing and formulation. With approximately 203 employees based in Oxford and Glasgow, UK, the Chemical Development Business generated €26.8 million of third-party revenues (40% of Evotec’s total revenues) for the fiscal year 2006. With its disposition of Evotec Technologies GmbH and the Chemical Development Business, Evotec intends to focus its strategy on higher value, results-based projects in which Evotec shares in its customers’ success through milestone payments and royalties in addition to ongoing research payments, while at the same time continuing to enter into collaborative projects that generate steady revenues from contract research.

In addition, in 2007, according to Evotec’s strategy to focus its capabilities on high value-added research, the Company transferred its library business to India. In a joint venture with Research Support International Limited (RSIL), Evotec-RSIL Ltd. offers the design, synthesis, management and commercialization of compound libraries at competitive prices for customers. In 2006, the library business generated revenues of €6.6 m.

Effective May 2, 2008, Evotec acquired Renovis pursuant to an Agreement and Plan of Merger entered into in September 2007. As a result, Renovis is a wholly owned subsidiary of Evotec. In the share exchange, which occurred pursuant to the merger, Renovis stockholders received 0.5271 of an Evotec ADS for each outstanding share of Renovis common stock. Each ADS represents two ordinary shares of Evotec. The Evotec ADSs are traded on the NASDAQ Global Market, under the trading symbol “EVTC.”

Renovis is a science-driven, biopharmaceutical group complementary to Evotec’s primary businesses with a number of late-stage preclinical programs for pain and inflammation. Renovis is engaged in an exclusive, worldwide collaboration with Pfizer Inc. to discover and develop product candidates targeting the vanilloid receptor, VR1, for the potential treatment of pain and other major medical needs. Renovis’ unpartnered preclinical programs are focused on identifying antagonists of the purinergic receptors, P2X7 and P2X3, as novel potential treatments for a broad spectrum of pain and inflammatory conditions.

Business Overview

Description of Our Business

Evotec AG is a drug discovery and development company focused on novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating high quality research results to build a portfolio of proprietary drug candidates and to feed into the pipeline of its partners in the pharmaceutical and biotechnology industries.

In proprietary projects, Evotec specializes in finding new treatments for diseases of and related to the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation. Evotec’s proprietary late-stage preclinical research programs focus on the purinergic receptors, P2X3 and P2X7, for the potential treatment of pain and inflammatory diseases. In addition, Evotec has worldwide collaboration and license agreements with Pfizer to research, develop and commercialize small molecule vanilloid receptor (VR1) antagonists. Evotec’s late-stage preclinical programs result from the acquisition of Renovis, Inc. effective May 1, 2008. Beyond these product candidates, Evotec has drug discovery projects that leverage its small molecule drug discovery capabilities acting on targets that research indicates might have potential as therapeutic treatments for a variety of CNS disease indications. The most advanced of these are in fairly early-stages of discovery.

In its research collaborations, Evotec provides innovative and integrated solutions to the pharmaceutical industry from the target to clinical phase through a range of capabilities, including early-stage assay development and screening, fragment-based drug discovery through to medicinal chemistry and animal pharmacology. Evotec’s partners include, among others, Boehringer Ingelheim, CHDI, Ono Pharmaceutical and Roche. In exchange for access to its integrated discovery offerings, Evotec receives contractual service fees and ongoing research payments and, in certain circumstances, milestone and royalty payments related to research milestones achieved.

The Company has subsidiaries in Hamburg, Germany, Oxford, UK and South Francisco and North Potomac, USA.

Evotec’s Strategy

Evotec’s strategy is to create a proprietary pipeline of product candidates for major medical needs in the treatment for diseases of and related to the CNS and to engage into research collaborations to identify novel drug candidates for pharma and biotech partners. The key elements of Evotec’s strategy are as follows:

•

Build a balanced portfolio of proprietary product candidates. Evotec believes that its scientific expertise is broadly applicable to a wide range of CNS related diseases and that building a broad product portfolio will mitigate some of the risks associated with drug development. Evotec has the appropriate skills and resources to drive clinical compounds to proof-of-concept and to partner these assets with big pharma. And the Company has created an organization that can drive proprietary compounds into the clinic. Evotec’s current clinical pipeline comprises three distinct drug candidates with strong market potential that act through well-characterized mechanisms of action and a number of late-stage preclinical compounds, two of which are expected to enter clinical development in 2008. The depth and breadth of this pipeline thereby increases the chances of one or more products being successfully introduced to the market.

•

Focus research and development efforts in market opportunities with large unmet medical needs. Evotec’s drug discovery and development efforts generally target CNS related diseases that represent attractive commercial opportunities and that are underserved by available therapeutic alternatives. Shortcomings of currently available treatments may include limited efficacy, side effects or method of delivery. Evotec’s clinical focus is on novel treatments for major CNS related conditions, including sleep disorders, Alzheimer’s disease, pain management and smoking cessation—fast growing therapeutic areas with large unmet medical needs. Evotec believes that orally available drugs that treat disease with a high degree of specificity without these shortcomings will have strong commercial potential. In addition, Evotec intends to advance its preclinical product candidates into clinical development as rapidly as practicable.

•

Develop orally available, small molecule drugs. Evotec’s drug discovery and development efforts, while diverse and inclusive so as to allow for the development of a range of drug treatments, generally focus on orally available small molecule drugs. The major commercial advantage of small molecule product candidates is the potential for oral administration.

•

Leverage its integrated discovery engine and disease expertise to identify and design lead compounds to feed into its proprietary CNS pipeline. Evotec has built a strong small molecule drug discovery engine that can deliver innovative candidates needed to fill productivity gaps in the pharmaceutical industry. Evotec’s industrialized platform covers the entire spectrum of discovery and is applicable to targets across multiple therapeutic indications. These capabilities include high-throughput and high-content screening, medicinal chemistry, fragment-based drug discovery, in vivo pharmacology, toxicology and safety, as well as an extensive series of in vitro metabolic and safety profiling assays. In addition, Evotec has built a deep internal knowledge base in the treatment of CNS related diseases. Evotec’s strategy is to leverage this broad know-how to organically grow its CNS pipeline and to deliver outstanding research results to its partners in the pharmaceutical and biotechnology industries.

•

Engage in research collaborations to generate a continuous revenue stream and assist in the development of Evotec partners’ product candidates. In addition to its own proprietary discovery and development projects and central to Evotec’s strategy, is the application of Evotec’s drug discovery and CNS related expertise to collaborative research projects with industry partners. With an integrated discovery engine, Evotec provides collaborators a choice of solutions for projects that range from target to clinic. Evotec is committed to delivering the highest standards of research efficiency and service quality throughout the entire drug discovery process. In the past, clients have mainly engaged Evotec to provide specific capabilities on a fee-for-service basis. Today, large pharmaceutical and biotech clients also require broader, more innovative drug discovery solutions. Collaborative research providers are expected to contribute additional disease expertise, specific know-how and resources previously generated internally. To fully capitalize on the potential of its capabilities, Evotec offers higher value, results-driven projects in which Evotec shares in its customers’ success through milestone payments and royalties along with research fees, and does so in a manner that complements Evotec’s more traditional business model.

•

Establish selective corporate collaborations to assist in the development and commercialization of Evotec’s products while retaining significant commercial rights. Once Evotec’s CNS pipeline generates promising drug candidates with high value (with clinical proof-of-concept Phase II data or earlier), Evotec intends to partner and out-license these compounds to pharmaceutical companies for upfront and milestone payments, as well as royalties for the future sale of drugs. Given the market potential of Evotec’s clinical candidates, this represents potential for a sizeable and sustainable, royalty-based revenue stream.

Evotec’s Product Pipeline

Through both selective in-licensing as well as its own discovery projects, Evotec intends to build a sustainable pipeline of drug candidates that have the potential to provide a steady flow of compounds for partnering, with significant future growth potential. Once the CNS pipeline generates promising drug candidates with demonstrated proof-of-concept in patients or earlier, Evotec currently intends to partner and out-license these compounds to pharmaceutical companies for upfront and milestone payments, as well as royalties for the future sale of drugs. Such royalties can be significant given the market potential of Evotec’s clinical candidates.

The following table summarizes the development status of Evotec’s product candidates in clinical development:

Product Candidate	Indication	Development Status
EVT 201	Insomnia	Phase II
EVT 302	Smoking cessation	Phase II
EVT 101	Neuropathic pain and/or Alzheimer’s disease	Phase I

Products in Clinical Development

EVT 201

EVT 201, Evotec’s most advanced drug candidate, is being developed for the treatment of insomnia. Compared to current sleep aids, the profile of EVT 201 suggests that, combined with an excellent safety profile, it may be superior in terms of maintaining sleep throughout the night and ensuring next day alertness.

Sleep Drugs. While 54% of the US population report insomnia symptoms at least a few nights a week, the National Sleep Foundation in 2005 reported that only 7% use a prescription sleeping aid. Although the public is well aware of the dangers of sleep deprivation—an awareness that has led to the growth of sleep aid prescriptions, many insomniacs go untreated. They fear the side effects of currently marketed products and are dissatisfied with current treatments with regards to efficacy in maintaining sleep throughout the night—a significant unmet medical need, especially in the elderly.

The vast majority of insomnia drugs on the market today (including market leaders) are full agonists of the GABAA receptor. These include the typical benzodiazepines that are effective treatments for insomnia but typically cause hangover effects, have addictive potential and can be dangerous when used in combination with alcohol and other drugs. Therefore new prescription sleep aids have entered the market that act faster and typically have a shorter half-life allowing the body to excrete them more quickly. However, despite their popularity and market leadership, these drugs have shown variable levels of efficacy. Many have shown a limited ability to improve sleep maintenance. Moreover, some also produce unwanted side effects such as confusion, drowsiness, dependency and withdrawal symptoms.

EVT 201. EVT 201 also acts on the GABAA receptor, but, unlike any currently available sleep drug, it only partially activates or agonizes the receptor. This means that the amount of potentiation of the GABAA receptor which the drug produces reaches a ceiling which is not exceeded whatever the further increase in dose of the drug. This represents an important opportunity to reduce the side effects described above. Furthermore, with the data produced by two Phase II proof-of-concept studies in 2007, Evotec expects to see the product’s distinct profile translate into a uniquely differentiated treatment for insomnia in terms of effectively addressing sleep onset and sleep maintenance problems, while leaving the patient refreshed and alert the next day.

Clinical Data. During 2007, two Phase II trials for EVT 201 were conducted in insomnia patients in sleep labs in the United States. Data from a study of primary insomnia patients showed statistically significant results on all primary and secondary efficacy endpoints, in conjunction with a dramatic improvement in patient reported sleep variables and sleep quality. Patient satisfaction with therapy is a key element in driving sales in the market place since many prescriptions are written on patient request.

The second Phase II trial in the United States assessed the hypnotic efficacy of the drug candidate in elderly patients with primary insomnia and daytime sleepiness. This study confirmed the strong effects on sleep onset and sleep maintenance seen in the previous study. The data also indicated that the same doses (1.5mg and 2.5mg) have hypnotic efficacy in young and elderly without significant residual effects. In addition, the study showed that patients were significantly less sleepy during the day after one week’s treatment, as determined by a gold standard objective measure called “Multiple Sleep Latency Test” (MSLT).

In summary, the results achieved from both Phase II studies indicate that, if approved, EVT 201 may be the first treatment that helps patients to fall asleep quickly, maintain sleep throughout the night and yet enables them to wake in the morning feeling rested and without residual effects.

Safety Profile. A general concern over current sleep aids is the side effect profile, in particular at doses above the indicated range. Complex sleep behaviors have received particular attention, where patients get out of bed and perform a variety of tasks (eating, driving) with no recollection of the events the following morning. Such events seem, in part, to be associated with misuse of the drug or its combination with alcohol.

EVT 201’s differentiated pharmacology as a partial positive allosteric modulator (pPAM) provides an important safety benefit since the amount of potentiation of the GABAA receptor which the drug produces can only reach a certain maximum independent of a further increase in dose of the drug. Clinical experience has demonstrated the safety of even multiples of the therapeutic doses with no serious adverse events. In addition, the pPAM pharmacology results in a superior preclinical profile with potential for lack of tolerance, lack of dependence and no potentiation of the sedative effects of alcohol.

EVT 201 Ready to Partner. The encouraging results of both Phase II proof-of-concept clinical trials position EVT 201 for out-licensing. Evotec’s goal is to identify the right partner to conduct Phase III clinical trials and commercialize EVT 201. In exchange for the rights to this compound, the Company expects to receive not only upfront and milestone payments, but also royalties from the future sale of EVT 201.

EVT 101

Selectivity for Better Treatment Options. Current treatments for Alzheimer’s disease and neuropathic pain are limited and often associated with significant side effects. If approved, selective antagonists of NMDA receptors could be an attractive treatment option as they have potential for a significantly improved side effect profile combined with superior efficacy.

EVT 101—Potential in Alzheimer’s Disease and Pain. Evotec’s third most-advanced product candidate, EVT 101, is a subtype-selective NMDA receptor antagonist that the Company is evaluating as a therapy for Alzheimer’s disease and for the treatment of pain. In both indications, the market opportunities are large and growing. Preclinical and clinical studies have shown that EVT 101 has excellent drug-like properties, good oral bioavailability and in vivo pharmacokinetics. It has been safe and well tolerated in initial Phase I trials.

Effect on the Human Brain. In 2007 Evotec began conducting a series of shorter-term Phase Ib studies. These studies were designed to show early signs of CNS activity and to determine the potential therapeutic doses. Encouragingly, Evotec’s brain imaging study, completed in March 2008, provided first evidence of an effect upon the human brain and revealed encouraging signals of potential activity in both Alzheimer’s disease and pain.

Phase II to Start in 2008. The clinical strategy for longer-term Phase II trials will depend upon the final results from the Phase Ib trials. A first Phase II study is expected to start during 2008. Through the original licensing agreement, Roche have a right to take this program back at predetermined terms (upfront, milestones and royalties) after proof-of concept is established. In the event Roche does not exercise this option, Evotec intends to seek partnering opportunities for EVT 101 with a pharmaceutical company to conduct Phase III trials and later, manufacture and distribute an approved product.

A follow-up compound to EVT 101, EVT 103, is also in early development. It has a comparable pharmacological profile, but a less complex synthetic path. Preclinical safety evaluation required for entry-into-man trials has been completed for EVT 103, including 28-day toxicology studies in two species, safety pharmacology studies and genotoxicity studies. Evotec believes that EVT 103 has the potential to advance to the clinic in 2008, should Evotec decide to do so from a strategic perspective.

EVT 302

Stop Smoking. By inhibiting MAO-B, EVT 302 may eliminate one of two key physiological changes that contribute to the addictive properties of smoking. Dependence on smoking is, in part, due to the fact that nicotine stimulates the release of dopamine, a source of pleasure or reward. At the same time, non-nicotine components of smoke reduce MAO-B activity, potentiating nicotine’s effect on dopamine release.

Smoking Addiction: A Large Consumer-Driven Market. Evotec’s second most-advanced product candidate is EVT 302. This compound is an orally active, selective and reversible inhibitor of MAO-B in development for smoking cessation. In the United States alone, there are more than 45 million smokers, 70% of whom report a desire to quit. In fact, the average smoker makes six to nine attempts to quit during his or her lifetime. Quitting tobacco use is difficult and users often relapse because of withdrawal symptoms, including anxiety, difficulty concentrating and increased appetite. From a global health as well as economic perspective, an effective smoking cessation therapy will address large unmet market needs. Tobacco is the second major cause of death and fourth most common risk factor for disease in the world. If current smoking patterns continue, it will cause some 10 million deaths each year by 2020. In addition to the high public health costs of treating tobacco-caused disease, tobacco users are also generally less productive while they are alive due to increased sickness. The current market for smoking cessation is dominated by nicotine replacement treatments. In addition, there are two prescription therapies currently available.

Compelling Product Advantages. EVT 302’s prolonged MAO-B inhibition offers smokers the potential to better comply with a smoking cessation program through once-a-week dosing. This may be a significant advantage when smokers’ motivation and willpower to quit fluctuates. In addition, EVT 302 has the potential for a superior safety profile as compared to first generation MAO-B inhibitors; to date, the data suggests that it will not interact adversely with foods that contain high amounts of tyramine, and it has better tolerability than current treatments. MAO-B inhibitors, when used as a monotherapy, have demonstrated a quit rate comparable to that of existing therapies. Evotec, therefore, believes that EVT 302 has a reasonable probability of demonstrating a successful efficacy profile if used as a monotherapy but, unlike currently marketed drugs, also has the potential to enhance the effect of nicotine replacement therapies when used in combination with EVT 302.

Phase II Data in 2008/2009. By confirming EVT 302’s safety and tolerability in 2007, Evotec laid a foundation for moving forward to Phase II proof-of-concept trials. A Phase II craving study started in February 2008 and a Phase II quit rate study is expected to start in the middle of the year. The studies will read out in the third quarter 2008 and the first half of 2009, respectively. If positive, the data will position the compound for a strategic partnership that includes upfront and milestone payments, as well as royalties from the future sale of EVT 302.

Other Research and Development Activities

Renovis’ innovative preclinical pipeline fills a gap between Evotec’s three clinical drug candidates and its early discovery portfolio. Of the three more advanced Renovis programs, two are expected to enter the clinic in 2008.

VR1 Antagonist Program

Certain ion channels are known to be key mediators of pain signaling. A specific family of ion channels known as transient receptor potential (TRP) ion channels, are attractive targets for drug discovery. TRPV1

(VR1—vanilloid receptor 1) is one specific member that has compelling preclinical validation as a target for the treatment of a number of different pain states. Evotec’s VR1 program is partnered with Pfizer. In this global alliance, the companies’ combined research and development teams are working together to design drugs that block VR1 and prevent it from signaling the sensation of pain. If successful, Evotec expects to have an effective, non-narcotic, non-addictive and non-steroidal analgesic to treat chronic pain, with minimal side effects. Renovis has demonstrated oral analgesic efficacy in multiple preclinical animal models of pain. In addition, given VR1’s role in inflammatory disease pathologies, it may also be possible to develop treatments for non-neurological conditions, such as urinary incontinence, irritable bowel syndrome and asthma.

The VR1 drug discovery program began at Renovis in 2003 and in May 2005 the program was partnered with Pfizer. Progress under the collaboration in 2006 and 2007 triggered total milestone payments to Renovis in excess of $ 6.0 million. With Pfizer’s extension of the program in 2007, Evotec expects one of these compounds to advance into human clinical trials in 2008. Although the joint research phase officially ends in June 2008, Evotec is eligible to receive total milestone payments of more than $170.0 million based on the successful clinical development of drug candidates and double-digit royalties on worldwide net sales per product successfully developed and commercialized under this collaboration.

P2X7 Antagonist Program

Since its inception, Renovis have consistently focused on families of related molecular targets. On acquiring Renovis, its drug discovery portfolio included a late-stage preclinical program to identify and develop antagonists of the purinergic receptor, P2X7. This is a promising molecular target for potential new therapies in the area of inflammation, including diseases such as rheumatoid arthritis (RA) and inflammatory bowel disease (IBD)—both of which represent large markets with urgent needs for safe and effective small molecule therapies.

The P2X7 receptor is a member of a family of ligand-gated ion-channels found primarily in cells of the immune systems where it is thought to play a role in inflammatory processes. As it has been shown to initiate the processing and release of the IL-1 family of cytokines it is believed to play a critical role in the inflammation that underlies diseases like RA and IBD and even respiratory diseases such as COPD. The goal for this program is the design of best-in-class P2X7 receptor antagonists that are distinguished by their potency, selectivity, pharmacokinetic properties and safety profiles. To date, Renovis has identified and validated novel, orally bioavailable, potent, selective P2X7 antagonists from multiple proprietary chemical series. A candidate has been selected for entry into the clinic, with the expectation that Evotec will initiate human clinical studies during 2008.

P2X3 and P2X2/3 Antagonist Program

The P2X3 and P2X2/3 receptors are also members of the P2X purinergic receptor family of ligand-gated ion channels. Evotec believes that the P2X3 and P2X2/3 receptors are promising therapeutic targets for major medical needs in the areas of chronic pain and bladder dysfunction. These receptors are present in a restricted subset of primary sensory neurons which transmit pain signals, and preclinical studies examining their function suggest that they may have important roles in pain signaling and bladder function in humans. Studies conducted using small molecule antagonists of P2X3 and P2X2/3 as well as gene knockdown experiments, have demonstrated profound pain relief in multiple preclinical models of chronic inflammatory and neuropathic pain as well as urinary incontinence. Because the industry has struggled to design or identify drug-like ligands that inhibit these receptors, Evotec believes to have an opportunity for a first-in class drug therapy.

Renovis has identified proprietary small molecule antagonists of P2X3 and P2X2/3 and are actively engaged in optimizing drug-like leads to support the selection of a candidate for IND-enabling studies. Based on Renovis’ progress in 2007 and 2008, Evotec expects to commence clinical development of a first-in-class P2X3 antagonist drug candidate in 2009.

Overall, Evotec believes it has a well balanced drug development pipeline addressing therapeutic areas with significant unmet medical needs. The breadth and depth of the Company’s pipeline ameliorates the risks inherent in drug development, and, in turn, significantly increases the chances of one or more products being successfully introduced to the market.

Competitive Market and Strategic Partnerships and Collaborations

Research collaborations are generating revenues. Synergistic with Evotec’s proprietary discovery and development programs and central to the Company’s business is the application of Evotec’s drug discovery and disease biology expertise to collaborative research projects with industry partners, academic institutes and not-for-profit organizations. With an integrated drug discovery platform, Evotec provides to its partners high quality drug discovery solutions from target to clinic. Evotec is proud to collaborate with many of the world’s leading pharmaceutical companies including Boehringer Ingelheim, Daiichi Sankyo, Japan Tobacco, Ono, Pfizer and Roche as well as many biotechnology companies that provide ongoing payments for research activities as well as mid-term revenue possibilities through achieving milestones. In addition, as described in the description of Evotec’s pipeline, Evotec aims to out-license some of its internal programs, from which the Company expects to receive upfront license payments, milestone payments and royalties based on future product sales.

High value-added, results-based collaborations plus substantial contracts in preferred therapeutic areas are a foundation for growth. In the past, clients have engaged Evotec to provide specific capabilities on a pure fee-for-service basis. Today, partners also seek broader, more innovative drug discovery solutions that require Evotec to contribute disease expertise, specific know-how and resources previously available through their internal structures. Evotec’s expertise in CNS has positioned the Company as a partner of choice for such large collaborations in this therapeutic area, as illustrated by its partnership with CHDI. To fully capitalize on the potential of its capabilities and expertise, Evotec also offers higher value, results-driven collaborations in which the Company shares in its customers’ success through milestone payments and royalties along with research fees in combination with its more traditional business model.

Boehringer Ingelheim. Evotec is in a collaboration with Boehringer Ingelheim to jointly identify and develop preclinical development candidates for the treatment of various diseases including CNS-related disorders since September 2004. Under the terms of the agreement, Boehringer Ingelheim has full ownership and global responsibility for clinical development, manufacturing and commercialization of the compounds identified. In return, Evotec receives ongoing research payments and preclinical milestones, plus clinical milestones and royalties on future sales of drugs derived from the collaboration. In January 2006, the collaboration doubled in size and was extended to the end of 2008. Since then, a team of approximately 80 scientists from both companies continue to work together on various projects. In early 2008, the collaboration was extended for a further 12 months until the end of 2009. Between 2005 and 2008 Evotec has achieved various milestones for the identification of a number of lead compounds on priority targets. Further milestone payments from the collaboration are expected in 2008 and beyond.

In addition to the collaboration described above, Evotec entered into a multi-year collaboration with Boehringer Ingelheim to jointly identify novel targets as potential points of intervention in the treatment of Alzheimer’s disease in March 2007. Evotec’s scientists, together with the Research Institute of Molecular Pathology in Vienna, or IMP, apply proprietary and well-validated disease models to identify novel Alzheimer’s disease targets. Based on these models, Boehringer Ingelheim will select and further validate target candidates for its in-house drug discovery program with the goal of developing innovative novel therapeutics. Furthermore, this collaboration provides Evotec with the potential to support Boehringer Ingelheim in the subsequent target validation process. If Boehringer Ingelheim exercises this option, Evotec is eligible for milestone payments of up to €20 million per target plus royalties based on a percentage of sales.

Roche. In June 2006, Evotec initiated a collaboration with Roche to jointly discover and develop compounds targeting CNS-related diseases and other indications, building on intellectual property previously generated on a biological target within Evotec. Under the terms of the agreement, both companies commit research and development resources to jointly drive novel compounds into clinical development. Screening of both companies’ compound libraries has been completed and Evotec is optimizing the hits and leads identified. At the clinical development candidate stage, Roche will initially have exclusive rights to the development of such product candidates in exchange for Evotec receiving potential milestone payments of up to €105 million plus royalties derived from the sale and distribution of such product candidates. If Roche does not exercise its option right, Evotec has reciprocal option rights to the development of such product candidates in exchange for Roche receiving potential milestone payments and royalties based on a percentage of sales.

Cure Huntingdon’s Disease Initiative (CHDI). In March 2006, Evotec entered into a strategic drug discovery partnership with CHDI to help advance a number of their drug discovery programs. CHDI is a not-for-profit organization pursuing a biotech approach to finding therapies for Huntington’s disease. It operates as a virtual biotechnology company, progressing its discovery research entirely through third-party collaborations meaning that partners such as Evotec are critical to their success. Through this business model CHDI seeks to identify and work with a network of the best companies available in order to successfully reach its goal to cure Huntingdon’s disease. In February of 2008, CHDI extended their collaboration with Evotec to the end of 2010; the extension being worth a potential $37 million in research payments to Evotec. Under the terms of the extension, Evotec will continue to provide CHDI with activities across its integrated discovery offering including assay development, ultra-high-throughput, high-content and fragment-based screening, structural biology, computational chemistry, and medicinal chemistry.

Fragment-based drug discovery platform EVOlution™ leads to significant new deal flow. Among the most important highlights of 2007 was the positive impact of Evotec’s expertise in fragment-based drug discovery on its business. The Company’s capabilities in drug discovery coupled with its proprietary fragment-based drug discovery platform, EVOlutionTM have led to a number of high value drug discovery collaborations. The platform integrates, among other things, Evotec’s proprietary biochemical and NMR based fragment screening technologies in combination with its high-quality fragment libraries of 40,000 fragments, computational chemistry, structural biology and protein X-ray crystallography.

Ono Pharmaceutical. In early 2008, Evotec signed a drug discovery agreement with Ono Pharmaceutical. The collaboration applies Evotec’s proprietary EVOlutionTM platform for fragment-based drug discovery to identify novel and potent compounds against a protease target provided by Ono. In the collaboration, the platform is combined with Evotec’s expertise in medicinal chemistry and ADMET to further characterize active compounds identified using the technology and optimize their potency and selectivity to generate molecules for subsequent progression into clinical trials.

Under the agreement, Ono paid an initial, upfront fee for access to Evotec’s fragment-based drug discovery technology, EVOlutionTM together with research funding and success-based milestones based on the progress of the research.

InterMune. With the support of Evotec, InterMune has made considerable progress in their Hepatitis C drug discovery and development program. The collaboration was initiated in early 2007 and applies EVOlutionTM in combination with Evotec’s ultra-high-throughput screening (uHTS) technology to InterMune’s targets. Progress to date is excellent with new lead series having been identified for further optimization. The financial terms include a technology access fee for access to the EVOlutionTM technology plus ongoing research funding.

Based on the success of this initial project, at the end of 2007 Evotec signed a second drug discovery contract with InterMune further utilizing Evotec’s medicinal chemistry know-how.

Performance in discovery biology driven by high-throughput screening . Discovery biology had a good performance in 2007 driven in the main by a large demand for high-throughput screening (HTS) services. Many customers come to Evotec because of the Company’s unique capabilities in HTS and track record in assay development. By using its proprietary, ultra sensitive HTS technology Evotec is able to screen numerous drug targets and obtain superior results compared to other screening technologies. By combining this technology with Evotec’s 250,000 compound screening library and experienced technical team the Company is able to provide a total solution for HTS to its clients.

Against earlier market assumptions that outsourcing of HTS may decline as pharmaceutical companies have invested into their own screening platforms and smaller biotechs move towards development projects, Evotec is pleased to see a strong performance in 2007 and positive indications for 2008. The Company believes that this performance is driven by a number of market factors such as the need for additional capacity (Pharma) and chemical IP for new targets (Biotech) but in the main by the access to a fully integrated solution and track record in HTS at Evotec. In 2007, Evotec worked on numerous HTS contracts with companies like Boehringer Ingelheim, CHDI, Eli Lilly, Ferring Pharmaceuticals, Japan Tobacco, Solvay, TiGenix and Vifor.

In summary, success in Evotec’s collaboration business is based on such things as the Company’s track record, excellent reputation, and open communication with its clients. Evotec is considered as a premium supplier of high value research collaborations and believes the Company can not only retain its reputation but will continue to enhance it in the coming years.

Principal market in which the company competes

Evotec’s business is based on two pillars: internal development programs for proprietary drug candidates and innovative research collaborations in which customers fund research. The focus of Evotec’s internal programs is predominantly diseases of, or related to, the central nervous system (CNS) and inflammation. In its research collaborations, the Company works with customers on a wide variety of disease areas and target classes. Evotec is working towards increasing its level of participation through results-based partnerships with pharmaceutical companies, resulting in milestones and royalties for Evotec in addition to research payments. The customer segments addressed include pharmaceutical and biotechnology companies as well as academia and not-for-profit organizations. Geographically, North America and Europe are expected to contribute more than 80% to revenues, as these are the largest markets for drug discovery and development.

Breakdown of revenue from continuing operations by geography and segments for each of the last three fiscal years

	For the years ended December 31,
	2007	2006	2005
	(€ in thousands)
Revenues by geography
Germany	5,270	7,045	5,896
UK	1,484	1,077	3,973
Rest of Europe	6,554	11,172	11,040
US	15,466	15,783	15,063
Rest of World	4,111	5,498	5,865
Total Revenues	32,885	40,575	41,837

	For the years ended December 31,
	2007	2006	2005
	(€ in thousands)
Revenues by segment
Services Division	32,235	37,453	38,606
Pharmaceuticals Division	650	3,122	3,231
Total Revenues	32,885	40,575	41,837

Seasonality

Evotec’s business is not subject to seasonal patterns.

Raw materials

Evotec does not depend on critical suppliers nor from scarce raw material.

Marketing channels

Evotec markets its drug discovery solutions though a dedicated sales force to pharmaceutical and biotech companies. In addition, Evotec has a small Business Development team to seek partnering opportunities for some of its internal programs with a pharmaceutical company to conduct later stage clinical trials and later, manufacture an distribute an approved product.

Patents, Trade Secrets and Licenses

Evotec relies on a combination of patent, trademark and trade secret laws, in addition to confidentiality and inventions assignment agreements and licensing agreements, to establish and protect its intellectual property and proprietary information rights. Evotec actively seeks, whenever appropriate, patent protection for its intellectual property in Europe, the United States and other jurisdictions. In addition to using external advisors, Evotec has dedicated internal resources to managing and monitoring its intellectual property and proprietary information rights.

The following factors are important to Evotec’s success:

•	receiving patent protection for its product candidates and technologies;

•	not infringing on the intellectual property rights of others;

•	preventing others from infringing its intellectual property rights; and

•	maintaining its patent rights and trade secrets.

Evotec will be able to protect its technologies and the competitiveness of its future products only to the extent that Evotec is able to obtain valid and enforceable patents, protect its trade secrets and enforce confidentiality and inventions assignment agreements. For more information regarding the risks Evotec faces with respect to its intellectual property and proprietary information rights, see “Risks Related to our Industry—Evotec is dependent on patents and proprietary technology, both its own and those licensed from others. If Evotec or its licensors fail to adequately protect this intellectual property or if Evotec does not have exclusivity for the marketing of its products, Evotec’s ability to commercialize products could suffer,” “Risks Related to our Industry—Evotec, the co-owners of its intellectual property rights or its licensors may face difficulties in protecting or enforcing intellectual property in countries outside the United States and the member states of the European Patent Convention, which may diminish the value of its intellectual property in those countries” and “Risks Related to our Industry—Claims that Evotec infringes a third party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop Evotec’s development and commercialization efforts.”

Patents

As of December 31, 2007, Evotec had approximately 100 families of intellectual property rights under its full control, with each such family protecting an invention in one or more countries by one or more patent applications, patents and/or utility models. Of these approximately 100 families of intellectual property rights, approximately 5 families comprised utility models and approximately 95 families comprised only patent applications and/or patents. A utility model is an intellectual property right similar to that of a patent, and it is available in a number of countries through domestic legislation and typically has a shorter term and less stringent patentability requirements than a patent. These families of intellectual property rights under Evotec’s full control comprised more than 15 U.S. patents, 55 U.S. patent applications, 25 European patents, 55 European patent applications, 15 German patents, 5 German patent applications, 5 German utility models and 25 patent applications in further jurisdictions. In particular, few patent applications have been filed that relate to three compound series and their uses in a variety of disorders, such as metabolic diseases as well as neurological and neurodegenerative diseases.

In addition, Evotec is party to licensing agreements that grant Evotec rights under third-party patents or patent families. Evotec has exclusively in-licensed intellectual property from Roche with respect to EVT 201 in the field of CNS indications, the EVT 100 Series for certain therapeutic indications including pain and Alzheimer’s disease and EVT 302 for treatment of any indication in humans and is party to further exclusive in-licensing agreements with Garching Innovation GmbH (now renamed Max-Planck-Innovation GmbH) and other third parties. Such exclusively in-licensed intellectual property comprised more than 15 U.S. patents, 10 European patents, 110 patents in other jurisdictions and 115 patent applications.

Further patent families comprising more than 5 patents and 10 patent applications in various jurisdictions are co-owned by Evotec and third parties such as the Max-Planck-Society.

Evotec actively manages its patent portfolio from a very early-stage of an invention. Evotec actively seeks, when appropriate, protection for its technologies, product candidates, products and proprietary information through national and foreign patent applications. Evotec reviews its patent portfolio regularly and decides whether to maintain or withdraw its patent applications and patents based on the importance of such intellectual property for its strategy and the scope of protection provided.

The following is a summary of the intellectual property for Evotec’s key product candidates and technologies supporting the drug discovery and development process as well as discovery results themselves with respect to its patents and patent applications.

EVT 201. Pursuant to a licensing agreement with Roche, Evotec holds an exclusive worldwide license to develop and commercialize EVT 201 in the field of CNS indications. According to such agreement, Roche has the sole responsibility for the prosecution and maintenance of its licensed patent rights, whereas for any patent rights on inventions made by persons under the control of Evotec with respect to EVT 201 in the field of CNS indications the responsibility is with Evotec. The product candidate itself, pharmaceutical compositions comprising EVT 201 as well as its use in the treatment of diverse disorders, including the treatment of insomnia, are protected through diverse patent families in major countries worldwide. The latest to expire of these licensed patent rights are set to expire in 2020.

EVT 100 Series. Pursuant to a licensing agreement with Roche, Evotec holds an exclusive and worldwide (with the exception of Japan) license to develop and commercialize a multitude of compounds, including Evotec’s product candidate EVT 101, covered by diverse patent families for NR2B subtype specific NMDA receptor antagonists. The license has been granted for certain therapeutic indications including pain and Alzheimer’s disease. According to such agreement, Roche has the sole responsibility for the prosecution and maintenance of its licensed patent rights, whereas for any patent rights on inventions made by persons under the control of Evotec with respect to such compounds in the aforementioned therapeutic indications the responsibility is with Evotec. EVT 101, pharmaceutical compositions comprising such product candidate as well as its use in treatment are patent protected in major countries worldwide. The latest to expire of these licensed patent rights are set to expire in 2023.

EVT 302. Pursuant to a licensing agreement with Roche, Evotec holds an exclusive and worldwide license to develop and commercialize its product candidate EVT 302, an MAO-B inhibitor, for the prevention and treatment of any indication in humans. According to such agreement, Roche has the sole responsibility for the prosecution and maintenance of its licensed patent rights, whereas for any patent rights on inventions made by persons under the control of Evotec with respect to such compounds the responsibility is with Evotec. EVT 302, pharmaceutical compositions comprising EVT 302 as well as its use in the treatment of disorders which are mediated by MAO-B inhibitors are covered by patents and patent applications in major countries world-wide. The latest to expire of these licensed patent rights are set to expire in 2023.

In addition to the selective in-licensing of product candidates, Evotec pursues its own discovery projects and thereby intends to build a sustainable pipeline of drug candidates that have the potential to provide a steady flow of compounds for partnering. With this end in view, Evotec monitors the research activities and results of in- house research facilities in order to identify potentially patentable drug candidate series. Patent applications have been filed so far to protect three drug candidate series and their use in a variety of disorders such as metabolic diseases as well as neurological and neurodegenerative diseases.

Furthermore, with its deep knowledge in CNS-related diseases, Evotec has established a solid position in the identification and validation of molecular targets involved in Alzheimer’s disease and other neurodegenerative diseases. Over the years, Evotec has built an extensive patent portfolio that covers the use of such targets for diagnostic and drug discovery purposes.

Evotec furthermore has developed a number of assays, i.e. methods to measure the chemical or biological activity of any combination of targets and compounds, which are also patent protected.

Patents and patent applications for detection and other platform technologies support Evotec’s intellectual property position. Evotec owns a portfolio of patent families as well as utility models on such technologies, many of which have been out-licensed to Evotec Technologies GmbH, its former subsidiary now renamed PerkinElmer Cellular Technologies Germany GmbH. Furthermore, Evotec is the holder of non-exclusive licenses for technologies owned by PerkinElmer Cellular Technologies Germany GmbH, Olympus Corporation and other third parties.

As of December 31, 2007, Renovis owned more than 30 U.S. patents, 30 U.S. patent applications, and 100 foreign patent applications related to its technologies, compounds and their applications in pharmaceutical development or their use as pharmaceuticals. Additionally, as of December 31, 2007, Renovis has licensed, from institutions such as the Oklahoma Medical Research Foundation (OMRF), the University of Kentucky Research Foundation (UKRF), the Regents of the University of California (the Regents) and others, the exclusive rights to more than 20 U.S. patents, 3 U.S. patent applications, 60 foreign patents and 10 foreign patent applications related to its technologies, compounds and their applications in pharmaceutical development or their use as pharmaceuticals.

OMRF and UKRF. Renovis holds the exclusive, worldwide license to specified intellectual property related to NXY-059, a novel free radical trapping neuroprotectant, owned by OMRF and UKRF pursuant to a license agreement entered into in July 1992. In consideration for this technology license, Renovis is obligated to pay OMRF and UKRF low-single digit royalties on any future net sales of products relating to our license, subject to a minimum annual royalty payment of $25,000 through the year the FDA first approves an NDA and $100,000 annually thereafter. The license agreement terminates upon the later of the expiration of the last of any patent rights to licensed products that are developed under the agreement or 15 years from the effective date of the agreement. Renovis may terminate the license agreement for any reason following six months written notice to OMRF and UKRF.

The Regents of the University of California. Renovis holds two exclusive, worldwide licenses to specified intellectual property related to targets and potential protein biotherapeutics relevant for inhibition of tumor angiogenesis and other pathological diseases and for nerve regeneration and repair owned by the Regents pursuant to license agreements entered into in June 2001 and November 2002, respectively, each as amended in

December 2003. In consideration for these technology licenses, Renovis paid license fees to the Regents. Renovis is required to make additional annual payments on the November 2002 license. Renovis is also obligated to pay the Regents royalties on any future net sales relating to our licenses subject to specified minimum annual royalty payments of $25,000 for products developed under the June 2001 license and $50,000 for products developed under the November 2002 license. In addition, Renovis is obligated to make payments to the Regents based on meeting certain regulatory and clinical milestones. The June 2001 license automatically terminates upon the date of expiration of the last to expire patent under the license. The November 2002 license automatically terminates on or after December 31, 2018.

Trade Secrets, Confidentiality and Assignment Agreements

Much of Evotec’s technology and many of its processes depend upon the knowledge, experience and skills of its scientific and technical personnel. To protect rights to Evotec’s proprietary know-how and technology, Evotec generally requires all employees, contractors, consultants, advisors and collaborators as well as potential collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information. The agreements with employees and consultants typically also require disclosure and assignment to Evotec of ideas, developments, discoveries and inventions relevant to its business.

Government Regulation

Evotec operates in a highly regulated industry. In both Europe and the United States, Evotec’s product candidates will require regulatory approvals prior to clinical trials and additional regulatory approvals prior to commercial production and distribution. These regulatory approval processes are generally stringent and time-consuming.

To obtain these approvals, preclinical and clinical trials must be conducted to demonstrate safety, efficacy and consistent quality of the product candidates. Preclinical trials involve animal subjects and clinical trials are the means by which product candidates are tested in humans.

Clinical trials are normally conducted in three phases:

•

Phase I—Evotec conducts clinical trials in a limited trial participant population to test a product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy individuals.

•

Phase II—Evotec conducts clinical trials in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specifically targeted diseases and to determine dosage tolerance and optimal dosage amounts. Evotec may conduct multiple Phase II clinical trials in order to obtain as much information as possible prior to beginning the larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” clinical trial, which is a second, confirmatory Phase II clinical trial that could, if positive, serve as a pivotal clinical trial in the approval of a product candidate.

•

Phase III—When Phase II clinical trials demonstrate that a dosage range for the product candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, provide additional evidence of clinical efficacy and further test for safety in expanded patient populations at multiple clinical trial sites and longer-term dosing.

United States

Overview. The Federal Food, Drug and Cosmetic Act, or the FDC Act, regulates small molecule drugs and biological products, and the Public Health Service Act, or PHS Act, also regulates small molecule drugs. The FDC Act, the PHS Act and related regulations govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, and advertising and other promotional practices with respect to these drugs and products. The FDA must approve a product candidate or provide alternative clearances before clinical testing, manufacturing and marketing may begin.

Conduct of clinical trials. Obtaining FDA approval is a costly and time-consuming process. Generally, in order to obtain FDA pre-market approval, preclinical trials must be conducted in a laboratory and in animal model systems to gain preliminary data on the product candidate’s safety and efficacy. Evotec must submit the results of its preclinical trials as part of an application for an investigational new drug, or IND, which the FDA must review and approve before clinical trials can begin. The FDA receives reports on the progress of each phase of clinical trials, and it may require the modification, suspension or termination of clinical trials if an unwarranted risk is presented to test subjects.

Application and approval process. After completion of clinical trials of a product candidate, Evotec must obtain FDA marketing approval. If the product is regulated as a biologic, Evotec will require a biological license application, or BLA. If the product candidate is classified as a new drug, Evotec will require a new drug application, or NDA. The BLA or NDA must include results of product development activities, preclinical trials and detailed manufacturing information.

The FDA subjects NDAs or BLAs to an unpredictable and potentially prolonged approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional preclinical or clinical trials. Even if Evotec obtains FDA approvals, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or a failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of Evotec’s product or mandated withdrawal of the product from the market, as well as possible civil or criminal sanctions. Before marketing approval is granted, the facility at which the product is manufactured will be inspected for compliance with current Good Manufacturing Practice, or cGMP requirements by FDA inspectors and will be inspected periodically for continuing compliance.

Europe

Overview. There is a broad range of legislation in force in member states of the European Union governing the testing, manufacturing and marketing of small molecule drugs. This legislation imposes specific requirements on preclinical and clinical trials where the data generated is to be used for a subsequent application for product market authorization in the European Union. In addition, guidelines issued by a number of organizations, including the Committee for Proprietary Medicinal Products, or CPMP, of the European Medicines Agency, or EMEA, cover the conduct of preclinical and clinical testing and the operation of manufacturing facilities. Manufacturers of pharmaceutical products operating within the European Union must hold a manufacturer’s authorization and must comply with the requirements of cGMP. In addition, certain preclinical studies are required to be conducted pursuant to the requirements of Good Laboratories Practice, or GLP, and all clinical trials are required to be performed pursuant to the requirements of Good Clinical Practice, or GCP.

These requirements are intended to set minimum standards with respect to manufacturing facilities and the conduct of preclinical and clinical trials. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer’s authorization.

Conduct of clinical trials. Prescribed processes for the conduct of clinical trials in Europe are similar to those processes prescribed in the United States following the implementation of the European Clinical Trials Directive.

Application and approval process. The centralized procedure is mandatory for medicinal products developed by certain biotechnological processes and is optional for other medicinal products. Another important regulatory procedure for obtaining marketing authorizations in the European Union is the mutual recognition procedure. All medicinal products for which the centralized procedure is not mandatory may also follow this process.

The centralized procedure requires that Evotec submit a centralized application for authorization to the EMEA, which coordinates the assessment process. The CPMP then assesses Evotec’s product candidate and issues an opinion on its quality, safety and efficacy. The CPMP submits its opinion to the European Commission, which drafts a decision based on the CPMP’s opinion. After consulting its standing committee, the European Commission may grant a market authorization, subject to adequate evidence of quality, safety and efficacy. This marketing authorization is valid in all of the member states of the European Union.

The mutual recognition procedure requires that Evotec submit its product candidate for review to a member state of the European Union, which is called the reference member state. The reference member state then assesses the product candidate for quality, safety and efficacy. Once the reference member state has granted national marketing authorization, Evotec may then make applications to the other member states of the European Union. The other member states may either recognize the marketing authorization of the reference member state or issue objections. If a member state maintains its objection, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion of the CPMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same product candidate.

Competition

Evotec competes in the segment of the pharmaceutical market that treats CNS related diseases, which is highly competitive. Evotec faces significant competition from most pharmaceutical companies as well as biotechnology companies that are also researching and selling products designed to treat neurological diseases and disorders. Evotec’s main competitors for research collaboration include, among others, BioFocus DPI, the service division of Galapagos NV, and Albany Molecular Research, Inc., as well as emerging Asian suppliers, such as WuXi PharmaTech. In addition, Evotec faces competition in the out-licensing of insomnia related treatments from, among others, Actelion Ltd., Neurogen Corporation, Somaxon Pharmaceuticals, Inc. and Vanda Pharmaceuticals Inc. Many of Evotec’s competitors have significantly greater financial, manufacturing, marketing and product development resources than Evotec does. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than Evotec does. As such, Evotec currently intends to partner and out-license its product candidates to pharmaceutical companies to conduct Phase III clinical trials and to develop, manufacture and distribute such product candidates in exchange for upfront and milestone payments and royalties for future sales. In addition, many universities and private and public research institutes are active in neurological research, some in direct competition with Evotec. Evotec also must compete with these organizations to recruit scientists and clinical development personnel.

Evotec believes that its ability to successfully compete will depend on, among other things:

•	efficacy, safety and reliability of its product candidates;

•	timing and scope of regulatory approval;

•	the speed at which Evotec develops product candidates;

•	completion of clinical development and laboratory testing and obtaining regulatory approvals for product candidates;

•	the ability of its licensees to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other health care providers;

•	quality and breadth of its technology;

•	skills of its employees and its ability to recruit and retain skilled employees;

•	protection of its intellectual property; and

•	availability of substantial capital resources to fund development and commercialization activities.

Organizational Structure

	2007 Company’s voting interest
	%
Subsidiaries
Evotec (UK) Ltd. , Abingdon, UK	100.0
ENS Holdings, Inc., Wilmington/Delaware, USA	100.0
EVOTEC NeuroSciences GmbH, Hamburg	100.0
Evotec Neurosciences AG, Zurich, CH	100.0
Neuro3d SA, Mulhouse, France	100.0
Evotec Inc., Wilmington/Delaware, USA	100.0
Oxford Diversity Ltd., Abingdon, UK	100.0
Oxford Asymmetry Employee Shares Trust Ltd., Abingdon, UK	100.0
ProPharma Ltd, Glasgow, UK, (shell company)	100.0
Renovis, Inc., South San Francisco/California, USA	100.0	*
Investment in associated Companies
Evotec RSIL Ltd., Maharashtra (Thane), India	49.00
Other Investments
European ScreeningPort GmbH., Hamburg	19.90
Prolysis Ltd., Oxford, UK	1.93
KeyNeurotek Pharmaceuticals AG (formerly KeyNeurotek AG), Magdeburg (2006 figures)	0.06

*	Acquired effective May 2008

Property, Plants and Equipment

Facilities

Evotec’s headquarters, which house its corporate offices and laboratories, are located in Hamburg, Germany. Evotec leases approximately 5,620 square meters (approximately 60,500 square feet) in this facility under an operating lease expiring in December 2012 and approximately 1,400 square meters (approximately 15,000 square feet) under an operating lease with semi-annual break dates. Evotec also leases approximately 600 square meters (approximately 6,450 square feet) of office and laboratory space in another facility in Hamburg, Germany under an operating lease expiring in March 2015 and approximately 225 square meters (approximately 2,422 square feet) of office and laboratory space located in Berlin, Germany under an operating lease that is terminable upon six-months’ notice.

Evotec also leases approximately 9,000 square meters (approximately 96,870 square feet) of office and laboratory space located in Oxfordshire, United Kingdom under operating leases expiring in 2023. Pursuant to the disposition of its Chemical Development Business to Aptuit on November 30, 2007, Evotec transferred leases to certain of its facilities in Oxfordshire and Glasgow totaling approximately 13,400 square meters (approximately 144,000 square feet) to the buyer.

As a result acquiring Renovis, we have acquired a lease contract for 70,235 total square feet of office and laboratory space in South San Francisco, California. The lease expires on August 31, 2009, although we have an option to extend the lease until August 31, 2012. We believe that our facility in South San Francisco, California is adequate for our current needs in that location.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in the “Special Note Regarding Forward Looking Statements” on page 1 and “Risk Factors” above.

Results of Operations

Evotec is a biotechnology group dedicated to the discovery and development of small molecule drugs through its own discovery programs and through research collaborations. Evotec provides innovative and integrated solutions to the pharmaceutical industry from the target to clinical phase through a range of capabilities, including early-stage assay development and screening, fragment-based drug discovery, medicinal chemistry and animal pharmacology. Evotec’s proprietary projects specialize in finding new treatments for diseases of the central nervous system, or CNS, where Evotec is building a pipeline of drug candidates under development with the intention of entering into strategic partnerships. Evotec has three programs in clinical development. EVT 201, a partial positive allosteric modulator (pPAM) mediating the effects of gamma-aminobutyric acid (GABAA), a major inhibitory neurotransmitter in the brain, for the treatment of insomnia, is in Phase II of clinical development. A pPAM enhances the inhibitory effects of GABAA moderately as compared to a full agonist, providing EVT 201 with a differentiated pharmacological profile and mechanism of action. EVT 101, a subtype selective N-methyl d-aspartate (NMDA) receptor antagonist for the treatment of Alzheimer’s disease and/or pain, is in Phase Ib of clinical development. Compounds that selectively target the NR2B subunit-containing receptors are thought to retain the same beneficial effects of non-selective compounds such as Memantine, while maintaining a more favorable side effect profile. EVT 302, an inhibitor of monoamine oxidase B (MAO-B), a key enzyme in the metabolism of amines such as Dopamine in the CNS, in development for smoking cessation, is in Phase II of clinical development. Through its contract research and proprietary projects, Evotec provides high quality research results to its partners in the pharmaceutical and biotechnology industries.

For financial reporting purposes, Evotec has two segments for its continuing operations:

•	The Pharmaceuticals Division comprises Evotec’s activities related to its proprietary CNS pipeline and related collaborations.

•	The Services Division comprises the activities related to Evotec’s contract research and collaboration projects.

Segment results of operations data may be found in Note 21 to Evotec’s financial statements included elsewhere in this Annual Report on Form 20-F.

Discontinued Operations

In 2006 and 2007, Evotec divested businesses that were not critical to its strategy of focusing on higher-value discovery projects in which Evotec develops novel drug candidates to feed into its proprietary CNS pipeline or for its collaboration partners. Effective January 1, 2007, Evotec sold its 89% interest in Evotec Technologies GmbH to PerkinElmer for €23.9 million in cash, which includes €2.0 million of cash being held in escrow. Evotec Technologies GmbH comprised Evotec’s activities in the development and manufacture of imaging tools and instruments for the life science industry. Evotec Technologies GmbH’s product portfolio was focused on high-end technologies for automated cell biology and ultra-high throughput screening. With 80 employees at year-end 2006 based primarily at Evotec Technologies GmbH’s main headquarters in Hamburg, Germany, Evotec Technologies GmbH accounted for €17.3 million, or 20.5%, of Evotec’s total revenue for the fiscal year 2006 and €15.7 million, or 19.6%, of Evotec’s total revenue for fiscal year 2005. Most recently, on November 30, 2007, Evotec completed the sale of its Chemical Development Business for a purchase price of £30.3 million (€42.5 million, converted with the exchange rate of the closing date, November 30, 2007) after customary working capital adjustments, in cash and investments. The Chemical Development Business represented Evotec’s activities in the development and manufacture of drug compounds and formulations (by which a drug is delivered in vivo, e.g. capsule or tablet), including process research and development, custom preparation, analytical development, pilot plant manufacturing (involves a set of large fixed vessel and ancillary devices for conducting organic synthesis on a large scale, often for clinical trials in man, as an intermediate scale between lab scale and full manufacturing scale), and development and manufacturing of liquid formulation. With approximately 203 employees, the Chemical Development Business accounted for € 21.5 million, or 39.5%, of Evotec’s total revenue for fiscal year 2007, €26.8 million, or 31.6%, of Evotec’s total revenue for fiscal year 2006 and €22.3 million, or 27.9%, of Evotec’s total revenue for fiscal year 2005.

The term “continuing operations” refers to Evotec’s consolidated results of operations, financial position and cash flows for the periods indicated excluding the results of operations, financial position and cash flows of Evotec Technologies GmbH and the Chemical Development Business. “Discontinued operations” refers to the results of operations, financial position and cash flows attributable only to these divested businesses for the periods indicated. “Total” refers to the aggregate amount for both continuing operations and discontinued operations for the relevant financial statement line item.

Separate consolidated statements of operations are presented for continuing operations and discontinued operations in Evotec’s consolidated financial statements included elsewhere in this Annual Report on Form 20-F.

Acquisition of Neuro3d

In March 2007, Evotec announced the acquisition of all of the shares of the privately held French company Neuro3d S.A., or Neuro3d, in exchange for 5,726,012 newly issued ordinary shares of Evotec AG. As a result of the acquisition, Evotec acquired a minimum of €18.9 million of net cash and investments and some early stage CNS discovery assets. Neuro3d has been consolidated in Evotec’s financial statements since April 1, 2007.

History of Losses

Since its formation, Evotec has incurred significant net losses and had a total accumulated deficit of €495.1 million as of December 31, 2007. For continuing operations, Evotec’s net losses were €48.1 million for the year ended December 31, 2007, €29.0 million for the year ended December 31, 2006 and €14.3 million for the year ended December 31, 2005. Evotec’s historical losses have resulted principally from amortization of intangible assets and impairment of goodwill from acquisitions as well as from costs incurred in connection with research and development programs, technology development, sales, and general and administrative expenses. Evotec expects to continue to incur significant and increasing expenses for at least the next several years as it continues its research activities and conducts development of EVT 201, the EVT 100 compound family and EVT 302 for current and other future potential indications and development of other drug candidates. Whether Evotec is able to achieve operating profitability in the future will depend upon Evotec’s ability to generate revenues that exceed its expenses.

Revenue

Revenue from Continuing Operations

Evotec expects to generate revenue in the near term primarily from ongoing research payments and upfront fees earned in drug discovery collaborations. Milestone payments and royalties received from discovery collaboration agreements may add to this revenue depending on the achievement of certain defined research milestones. In addition, Evotec expects to out-license for further development and commercialization EVT 201 in 2008 and, in the longer term, additional product candidates for which Evotec holds licensing rights. Evotec expects to generate upfront payments for those product candidates from 2008 onwards as well as additional clinical milestone payments and royalty payments from the potential future sale of product candidates.

Evotec currently has research collaborations with approximately 40 biotechnology and pharmaceutical companies.

Revenue from collaboration agreements includes:

•

Research payments. Research payments are generally assessed on a price-per-project basis including, but not limited to, assay development and screening services, or based on the time spent per Evotec scientist on the relevant research project. Revenue from research payments includes direct costs incurred in connection with Evotec’s ongoing research and development activities and except for results-based contracts, also includes indirect costs incurred as part of an allocation of certain other administrative expenses plus a profit margin. The amount of costs funded varies significantly from project to project. Revenue from research payments is recognized ratably over the related forecasted research period as services are provided or upon the successful completion of the research project.

In connection with Evotec’s strategy of focusing on higher value collaborations with greater potential for sharing in any future upside, Evotec is increasingly foregoing short-term direct research payments in exchange for later milestone and royalty payments.

•

Milestone payments. In research collaborations where success-based milestone payments are included, this revenue is recognized in the period the milestone is successfully achieved. This usually occurs when the contract counterparty agrees that the requirements stipulated in the relevant collaboration agreement have been met.

•

Technology-access payments. Some research collaborations also include technology-access payments. These payments are paid to access a portfolio of capabilities provided by Evotec for the fulfillment of the relevant discovery contract. Revenue from technology-access payments is recognized ratably over the expected research period, irrespective of whether the outcome of the project is successful.

Three of Evotec’s product candidates in its Pharmaceuticals Division are currently in clinical development. Upon satisfactory completion of proof-of-concept Phase II clinical trials for EVT 201, Evotec’s most developed product candidate, Evotec intends to partner and out-license EVT 201 to one of more pharmaceutical companies to conduct Phase III clinical trials and to develop, manufacture and commercialize EVT 201. In return, Evotec expects to receive future upfront and clinical milestone payments as well as royalties from the potential future sale of EVT 201. Evotec intends to enter into an out-licensing agreement for EVT 201 in 2008. While Evotec is striving to enter into additional out-licensing arrangements in the years thereafter for other product candidates, Evotec is currently unable to determine whether and when any additional out-licensing arrangements will be entered into given that these other product candidates are currently in the early stages of their development and the uncertainties associated with drug development in general.

Evotec expects that the portion of its total revenues generated from upfront, milestone and potentially royalty payments from long-term collaboration agreements will increase in the future. These payments are expected to lead to increasing volatility in Evotec’s revenue and margins.

Cost of Revenue

Cost of revenue includes personnel expenses of employees directly associated with revenue-generating projects, facilities and overhead used to support these projects as well as materials consumed in the provision of services.

Operating Expenses

Overview

Evotec’s operating expenses consist primarily of research and development expenses, selling, general and administrative expenses and amortization of intangible assets. During the period under review, Evotec’s operating expenses for continuing operations have also been affected by impairment of assets and goodwill. In the near term, Evotec expects its operating expenses for its Pharmaceuticals Division mainly to reflect the costs associated with its currently ongoing clinical development activities for EVT 302, EVT 101 and the remaining work for EVT 201, as well as ongoing drug discovery activities to develop drug candidates for future clinical development. In addition, Evotec intends to expand its product pipeline and increase the number of its product candidates from external sources.

Fluctuations in Evotec’s selling, general and administrative expenses as a percentage of total operating expenses for its Pharmaceuticals Division reflect factors common to development-stage companies, such as initial expenses associated with build up of the Pharmaceuticals Division’s management and licensing capabilities. For the foreseeable future, Evotec expects its operating expenses, and in particular its research and development expenses, to continue to steadily increase in the Pharmaceuticals Division, primarily due to its efforts to expand its product pipeline and the increasing number of its product candidates in clinical development.

Research and Development Expenses

Research and development expenses include the costs associated with research and development conducted by Evotec and expenses associated with research and development carried out by Evotec in connection with collaboration and licensing agreements, such as:

•	employee compensation (including non-cash expenses for stock-based compensation);

•	supplies and materials;

•	costs for consultants, contract research and clinical trials;

•	license fees and milestone payments payable to licensors;

•	facilities and overhead costs;

•	patent and technology acquisition costs;

•	funded research and development at other companies and research institutions;

•	manufacturing of drug supplies for its programs; and

•	depreciation of equipment.

Research and development expenses are generally expensed in the period in which they are incurred. However, development expenses incurred in connection with product candidates will be capitalized and recorded as intangible assets when there is sufficient certainty that future earnings of the product candidate will cover not only production and selling costs, but also these development expenses. Currently, Evotec has determined that, given the uncertainties inherent in the regulatory approval process, these conditions have not been satisfied for any of its product candidates. As a result, all of Evotec’s development costs for its product candidates were expensed in the period under review, except for the purchase price of the intangible assets acquired from Roche as part of the ENS acquisition and those related to EVT 301 and EVT 302.

The successful development and commercialization of a product candidate involves significant costs that may vary from year to year depending upon factors such as the progress rate of clinical trials and other research and development activities, the timing of regulatory approvals, the duration of the regulatory-approval processes and the possibility of, and potential expenses related to, filing, prosecuting, defending or enforcing any patent claims or other intellectual property or proprietary rights. The most expensive stage in the regulatory approval process in the United States and the European Union is late-stage clinical trials, which are the longest and largest trials conducted during the approval process. Evotec currently intends to conduct late-stage clinical development of its lead candidate, EVT 201, and other product candidates with a partner after reaching the proof-of-concept stage in patients or earlier. An out-licensing agreement for EVT 201 is currently targeted to be entered into during 2008. No such out licensing agreement has been entered to date. The significant cost factors in Evotec’s clinical trials include manufacturing of compounds for product candidates, organization of clinical trials, including patient enrollment, production and testing of product candidates involved in clinical trials, and laboratory testing and analysis of clinical parameters. By contrast, early research expenses primarily depend on the number of scientific staff employed and outsourcing costs.

As a result of increasing clinical activities, research and development expenses for the Pharmaceuticals Division increased by 25.7% to €35.3 million for the year ended December 31, 2007 from €28.1 million for the year ended December 31, 2006 and by 374.4% to €28.1 million for the year ended December 31, 2006 from €5.9 million for the year ended December 31, 2005.

In addition, due to the particular nature and timing of Evotec’s clinical programs for its product candidates and the timing of payments for in-licensing or milestone payments to licensors, Evotec experiences quarterly volatility in its research and development expenses in the Pharmaceuticals Division.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of sales and other personnel-related expenses, including non-cash stock-based compensation, not related to Evotec’s research and development activities. Evotec’s selling, general and administrative expenses include its general management, corporate center and business development activities. The remaining costs consist of professional services, such as consulting fees, financial, legal and accounting fees, travel expenses and general expenses, all of which are expected to increase substantially in the short term as a result of the merger with Renovis.

Amortization of Intangible Assets

Amortization of intangible assets relates primarily to the amortization of developed technologies, customer lists, patents and licenses from the acquisitions of Oxford Asymmetry International plc, or OAI, and ENS.

Results of Operations: Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Continuing Operations

Management’s following discussion focuses on the continuing operations of Evotec.

Revenue

Evotec Group revenues were €32.9 million, a decrease of 19% to 2006 (€40.6 m) due to delayed milestone payments, the transfer of the library business and exchange rate effects. Almost half of the decline is a result of the achievement of two single-digit million Euro milestone payments in 2006, one from Boehringer Ingelheim (Services Division) and one from Takeda (Pharmaceuticals Division), while no milestone revenue was generated in 2007. In addition, library synthesis revenues declined markedly by €5.7 million (86%) over 2006 following the successful completion of the multi-year library synthesis collaboration with Merck & Co. at the end of 2006 and the transfer of this business into a joint venture with the Indian RSIL in October 2007. Because of the movements in the exchange rate of the US Dollar and also the UK Sterling, particularly in the fourth quarter, versus Evotec’s reporting currency, the Euro, revenues were €1.5 million (4.2%) lower in 2007.

For the reasons described above, total revenues in Evotec’s Services Division declined to €32.2 million (2006: €37.5 million). Assay development, screening and discovery chemistry services continued to perform strongly. This is particularly satisfying because the increased focus on higher value collaborations with downstream elements means that the Company is foregoing some short-term revenues (lower direct research and development funding) in exchange for later milestones and royalties. The decrease against the previous year resulted from the decline of the custom library business, the lack of milestone revenues in 2007 and adverse exchange rate effects as described above.

Total revenues in Evotec’s Pharmaceuticals Division were €0.9 million, primarily from database access fees in the Takeda collaboration which ended in August 2007. Last year’s revenues of €3.2 million had included a milestone payment for the exclusive rights to a novel Alzheimer’s disease target candidate and FTE-based payments from Takeda.

Cost of Revenue

Costs of revenue were €24.9 million (2006: € 26.8 million). The total cost of revenue of the Pharmaceuticals Division amounted to € 0.1 million and that of the Services Division to € 24.9 million in 2007 (2006: € 0.4 million and € 26.4 million, respectively).

Cost of revenue decreased 7.3% to €24.9 million from €26.8 million in 2006. The Pharmaceuticals Division’s cost of revenue decreased 86.9% to €0.1 million from €0.4 million in 2006. The Services Division’s cost of revenue decreased 5.6% to €24.9 million from €26.4 million in 2006. The lower gross profit at the Services Division largely reflects the milestone payment from Boehringer Ingelheim received in 2006, negative currency exchange rate fluctuations and a different mix of revenue in favor of projects with higher risk, milestone-payment components and away from projects providing primarily short-term payments.

Research and Development Expenses

Research & development (R&D) expenditure increased by 22% to €36.9 million from €30.3 million in 2006. Ignoring the cost of in-licensing in 2006, R&D expenditure grew by 56% from €23.7 million to €36.9 million. The majority of the R&D expenses relates to the Pharmaceuticals Division. The operational expenses for Evotec’s discovery and development programs grew significantly due to the efforts in clinical development program for EVT 201, EVT 302 and the EVT 100 family. R&D expenses in 2006 were above the annual level because they included major parts of the in-licensing cost for the EVT 300 program from Roche. Overall, the division spent €35.3 million compared to €28.1 million in 2006. Thereof internal discovery projects accounted for approximately 24%, focused on delivering assets to the development pipeline in future years, and clinical programs approximately 67%.

Evotec’s clinical development program in 2007 included:

•	Two US Phase II studies of Evotec’s lead compound, EVT 201, in primary insomnia patients. Both were completed successfully during the year.

•	Two Phase Ib dose finding studies with EVT 101 in cognition. Results will be reported in the first half of 2008.

•

The Phase I program with EVT 302 to explore safety and tolerability as well as therapeutic dose levels. The main study has been completed successfully at the end of the year demonstrating that the compound was very well tolerated.

Out of the total R&D expense, €2.1 million (2006: €2.7 million) was incurred by the Services Division to further support specific platform technologies. Such platform R&D was focused on Evotec’s capabilities in structural biology as well as fragment-based screening.

The following table summarizes the Pharmaceuticals Division’s research and development expenses by project for the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(€ in thousands)
EVT 201	9,773	5,845
EVT 100 family	5,605	3,898
EVT 301(1)	118	8,531
EVT 302	8,046	1,831
Discovery projects(2)	8,574	5,594
Overhead expenses	3,205	2,403

Pharmaceuticals Division’s research and development expenses	35,321	28,102

(1)	EVT 301 includes in-licensing costs in the amount of €6.6 million for the full year ended December 31, 2006.
(2)	Discovery projects are those that have not reached the clinical phase. For information on these projects, see “Description of Evotec’s Business—Other Research and Development Activities.”

Selling, General and Administrative Expenses

Selling, general & administration (SG&A) expenses increased by 19 % to €17.8 million from €15.0 million in 2006. The increase is mainly accounted for in the Pharmaceuticals Division and primarily a result of expenses related to corporate transactions, including costs for the filing of the prospectus in context of the NASDAQ listing, as well as increased investment in business development and licensing resources. The set-up of a new Enterprise Resource Planning (ERP) system also contributed to these increases. In both years the Company incurred expenses from management consultancy projects.

Amortization of Intangible Assets

Regular amortization of intangible assets declined to €2.6 million (2006: €3.3 million) due to certain intangible assets acquired with Evotec Neurosciences in 2005, which were completely amortized during 2007.

Impairment of Goodwill and Intangible Assets

As a result of the Company’s regular impairment review, a non-cash impairment of goodwill (€5.8 million) and of intangible assets (€ 3.3 million) was recognized in 2007. The majority of the goodwill impairment charge was related to the acquisition of Oxford Asymmetry International plc in 2000 and the impairment of intangible assets to early preclinical projects acquired in 2005.

Operating Loss

The operating loss amounted to €58.1 million (2006: €34.5 million). The majority of the operating loss arose from the Pharmaceuticals Division reflecting the Company’s focused investments in proprietary research. The increase is mainly a result of the high investment in Evotec’s R&D pipeline and related SG&A activities as well as a lower gross profit level.

Net Interest Income (Expense)

The net interest income amounted to €1.5 million and resulted from higher average cash balances and higher deposit interest rates (2006: €0.7 million).

Taxes

Current tax expense for continuing operations for the year ended December 31, 2007 decreased to €0.1 thousand from €0.3 million for the year ended December 31, 2006. This decrease was primarily due to lower withholding taxes on Japanese revenue.

Deferred tax benefit for continuing operations for the year ended December 31, 2007 of €6.4 million (2006: €5.0 million) was primarily due to the recognition of deferred tax assets on tax loss carryforwards of Evotec Neurosciences, which was utilized by the reversal of the deferred tax liabilities incurred in the acquisition in 2005.

Net Loss

The Evotec net loss from continuing operations increased to €48.1 million (2006: €29.0 million) for the reasons described above.

Net Income from Discontinued Operations

This is primarily a result of the gains resulting from the two divestments in 2007: the Chemical Development Business to Aptuit (€25.2 million) and Evotec Technologies to PerkinElmer (€11.2 million).

Results of Operations: Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Continuing Operations

Management’s following discussion focuses on the continuing operations of Evotec.

Revenue

Total revenue from continuing operations for the year ended December 31, 2006 decreased 3.0% to €40.6 million from €41.8 million for the year ended December 31, 2005. In the Pharmaceuticals Division, revenue was €3.2 million in 2005 and 2006 and was generated primarily from Evotec’s Alzheimer’s disease collaboration with Takeda. In 2005 and 2006, Evotec granted Takeda exclusive rights to a novel Alzheimer’s disease target, triggering a milestone payment under that collaboration. In the Services Division, revenue for the year ended December 31, 2006 decreased 2.9% to €37.5 million from €38.7 million for the year ended December 31, 2005. Revenue in the services sector reflects a milestone payment received from Boehringer Ingelheim in the amount of €1.5 million for the year ended December 31, 2006 and €1.4 million for the year ended December 31, 2005.

Cost of Revenue

Cost of revenue from continuing operations for the year ended December 31, 2006 decreased 3.0% to €26.8 million from €27.6 million for the year ended December 31, 2005. The Pharmaceuticals Division’s cost of revenue for the year ended December 31, 2006 decreased 57.1% to €0.4 million from €1.0 million for the year ended December 31, 2005. Both years benefited from the receipt of a milestone payment from Takeda, but the increase in gross profit in 2006 reflects a reduction in the cost of revenue that was achieved due to a lower input of external and internal resources. The Services Division’s cost of revenue for the year ended December 31, 2006 decreased 0.9% to €26.4 million from €26.6 million for the year ended December 31, 2005. The Services Division’s gross profit largely reflects the mix of services offered in each of the years and the expected lower profit generated in 2006 on the expanded results-based discovery projects with Boehringer Ingelheim.

Research and Development Expenses

Research and development expenses for continuing operations for the year ended December 31, 2006 increased approximately 231.6% to €30.3 million from €9.1 million for the year ended December 31, 2005. The Pharmaceuticals Division’s research and development expenses for the year ended December 31, 2006 increased 374.4% to €28.1 million from €5.9 million for the year ended December 31, 2005, which includes ENS’s research and development expenses from May 26, 2005. This increase was primarily due to an increase in expenses in furthering the Pharmaceuticals Division’s proprietary drug development programs, in particular, in connection with the Phase I clinical trials conducted for EVT 101 and EVT 301 and one Phase I/II as well as two Phase II clinical trials conducted for EVT 201. In addition, 2006 research and development expenses include approximately €6.6 million for the in-licensing costs for the EVT 300 family from Roche. Of the Pharmaceuticals Division’s total research and development expenses, approximately 71.5% was related to the support of clinical programs, 19.9% to internal discovery projects and 8.6% relate to overhead expenses. The following table summarizes the Pharmaceuticals Division’s research and development expenses by project for 2006 and 2005:

	Year ended December 31,
	2006	2005
	(€ in thousands)
EVT 201	5,845	437
EVT 100 family	3,898	2,747
EVT 301(1)	8,531	0
EVT 302	1,831	0
Discovery projects(2)	5,594	1,394
Overhead expenses	2,403	1,346

Pharmaceuticals Division’s research and development expenses	28,102	5,924

(1)	EVT 301 includes in-licensing costs in the amount of €6.6 million for the full year ended December 31, 2006.
(2)	Discovery projects are those that have not reached the clinical phase. For information on these projects, see “Description of Evotec’s Business—Other Research and Development Activities.”

The Services Division’s research and development expenses for the year ended December 31, 2006 decreased 28.6% to €2.7 million from €3.7 million for the year ended December 31, 2005. This decrease was primarily due to lower research and development expenses on furthering Evotec’s platform technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for continuing operations for the year ended December 31, 2006 increased 19.9% to €15.0 million from €12.5 million for the year ended December 31, 2005. The Pharmaceuticals Division’s selling, general and administrative expenses remained unchanged at €4.0 million for each of the years ended December 31, 2006 and 2005. Despite the full year of consolidation of ENS in 2006 compared to seven months in 2005, the Pharmaceuticals Division was able to limit its expenses by utilizing synergies within the group. The Services Division’s selling, general and administrative expenses for the year ended December 31, 2006 increased 18.0% to €9.9 million from €8.4 million for the year ended December 31, 2005. This increase was primarily due to the allocation to the Services Division of the majority of the fees paid to a consulting firm for a strategic and operational review of Evotec’s business, as this division was expected to benefit most from this review, as well as higher personnel expenses incurred for the division’s business development team.

Amortization of Intangible Assets

Amortization of intangible assets for continuing operations for the year ended December 31, 2006 decreased 47.4% to €3.3 million from €6.2 million for the year ended December 31, 2005. This decrease was primarily due to customer lists and technologies, acquired in connection with Evotec’s acquisition of OAI in 2000, coming to the end of their useful amortization lives in September 2005.

Impairment of Goodwill and Tangible Assets

Impairment of tangible assets for continuing operations for the year ended December 31, 2006 reflects a benefit in the amount of €0.6 million arising from the reversal of an earlier impairment charge. The benefit was recognized as a result of the improved asset utilization in buildings at the Abingdon site.

Operating Loss

As a result of increased research and development efforts, operating loss for continuing operations for the year ended December 31, 2006 increased 142.9% to €34.5 million from €14.2 million for the year ended December 31, 2005. The Pharmaceuticals Division’s operating loss for the year ended December 31, 2006 increased 240.1% to €32.6 million from €9.6 million for the year ended December 31, 2005. The Services Division’s operating loss for the year ended December 31, 2006 decreased 75.1% to €1.2 million from €5.0 million for the year ended December 31, 2005.

Net Interest Income (Expense)

Net interest income from continuing operations for the year ended December 31, 2006 increased 315.0% to €0.7 million from €0.2 million for the year ended December 31, 2005. The increase was primarily due to higher interest income received on higher average cash balances.

Loss From Equity Investments

As a result of the termination of the loss-making DeveloGen 50:50 joint venture effective as of December 31, 2005, the Pharmaceuticals Division did not incur any loss on equity investments for the year ended December 31, 2006, compared to a loss of €1.8 million related to this joint venture for the year ended December 31, 2005.

Taxes

Current tax expense for continuing operations for the year ended December 31, 2006 increased to €0.3 million from €0.2 million for the year ended December 31, 2005.

The deferred tax benefit for continuing operations for the year ended December 31, 2006 and 2005 was €5.0 million and €2.6 million, respectively. This was primarily due to the recognition of deferred tax assets on tax loss carryforwards of ENS incurred after the acquisition in 2005.

Net Loss

For the reasons discussed above, net loss from continuing operations for the year ended December 31, 2006 increased 103.4% to €29.0 million from €14.3 million for the year ended December 31, 2005.

Net Income (loss) from Discontinued Operations

Net income from discontinued operations for the year ended December 31, 2006 increased to €1.3 million from a net loss of €2.5 million for the year ended December 31, 2005. This improvement was achieved despite higher operating expenses, including an impairment of goodwill of €6.6 million in 2006, as the sale of intellectual property assets by Evotec Technologies GmbH to Olympus Corporation primarily resulted in non-operating income of €6.6 million.

Liquidity And Capital Resources

Overview

Evotec’s cash, cash equivalents and short-term investments totaled € 93.7 million at December 31, 2007.

Evotec has historically financed its operations through the issuance of equity securities, revenue from contract research collaborations, including upfront fees and milestone payments, the sale of research instruments, interest earned on investments, government grants, capital lease financing and medium-term bank debt.

Selected Cash Flow Information

The following table sets forth selected cash flow information for Evotec, including both continuing operations and discontinued operations, for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
Net cash provided by (used in) operating activities	(31,672)	(5,780)	1,903
Net cash provided by investing activities	21,298	12,355	4,432
Net cash provided by (used in) financing activities	(1,000)	15,850	26,576

Net increase (decrease) in cash and cash equivalents	(11,374)	22,425	32,911
Exchange rate differences	(8,831)	(59)	796
Cash and cash equivalents at beginning of period	58,196	37,998	4,291

Cash and cash equivalents at the end of the period	37,991	60,364	37,998

Thereof cash and cash equivalents included in assets held for sale	—	2,168	—

Year Ended December 31, 2007

Cash flow used in operating activities was € (31.7) million compared to € (5.8) million in 2006 and is mainly the result of the depressed gross margin and the continued high level of investment in Evotec’s R&D pipeline and related higher administrative expenses. Net cash used in operating activities related to continuing operations was € (33.4) million for the year ended December 31, 2007.

Cash flow from investing activities was € 21.3 million and results primarily from the proceeds from the disposal of Evotec’s Chemical Development Business for £30.3 million (€ 42.5 million). The cash flow from investing activities is reduced by a net investment in money market funds of € 16.1 million and by capital expenditure in the amount of € 3.1 million, including € 1.1 million related to the assets acquired from Combinature Biopharm. No development expenditures have been included in investing activities. Net cash provided by investing activities related to continuing operations was € 22.8 million for the year ended December 31, 2007.

Net cash flow from financing activities was € (1.0) million. The movement was driven by taking advantage of selected bank debt offerings and the repayments of bank loans. Net cash used in financing activities related to continuing operations was € (0.2) million for the year ended December 31, 2007.

The exchange rate difference on net increase in cash and cash equivalents in the amount of € (8.8) million resulted from the significant weakening of the UK Sterling in relation to the Euro comparing the balance sheet date rates of 2007 and 2006 and their effect on historical book values. Of this effect, however, only € (1.8) million effected the liquidity position of the continuing operations.

Year Ended December 31, 2006

Net cash used in operating activities was €(5.8) million for the year ended December 31, 2006. The Services Division was cash generative, which mitigated the cash consumption of the Pharmaceuticals Division resulting from high research and development spending. Working capital decreased in the year ended December 31, 2006 by €10.1 million. Net cash used in operating activities related to continuing operations was €(12.6) million for the year ended December 31, 2006.

Net cash provided by investing activities for the year ended December 31, 2006 amounted to €12.4 million, largely reflecting cash proceeds in the amount of €22.2 million received from Evotec’s divestment of its investment in Evotec Technologies GmbH to PerkinElmer effective as of January 1, 2007. This was partially offset by capital expenditures for the second phase of a clean-room build in the Chemical Development Business and the capitalization of development expenditures for Evotec Technologies GmbH. Net cash provided by investing activities related to continuing operations was €17.8 million for the year ended December 31, 2006.

Net cash provided by financing activities was €15.9 million for the year ended December 31, 2006, mainly reflecting net proceeds of €18.0 million from Evotec’s offering of shares in April 2006, that was partially offset by a net repayment of bank loans in the amount of €2.1 million. Net cash provided by financing activities related to continuing operations was €16.1 million for the year ended December 31, 2006.

Liquidity

Evotec believes its cash, cash equivalents, short-term investments, interest earned on its investments, cash expected to be acquired in the merger with Renovis and existing credit lines as well as future payments Evotec expects to receive from its contract research collaborations and its long-term collaborations with Boehringer Ingelheim, Roche and CHDI and other partners will be sufficient to fund its anticipated operating requirements for at least the next 24 months. However, Evotec will require substantial capital to continue to conduct the research and development, clinical and regulatory activities necessary to bring its product candidates to the market and may seek additional funding anytime in the future. Evotec intends to seek additional funding through strategic collaborations, outlicensing or commercialization arrangements. In addition, Evotec may seek funding through private or public sales of its securities. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Similarly, financing obtained through future co-development, outlicensing or commercialization arrangements will require Evotec to forego certain commercial rights to, and revenues from, current or potential product candidates. Evotec’s failure to raise capital, if and when needed, could have a negative impact on its business, financial condition, operating results and ability to pursue its business strategy.

Research and Development, Patents and Licenses

Please see “Item 4. Information on the Company” above for detail

Trend Information

In 2005, Evotec embarked on a strategy of building its own proprietary pipeline and securing adequate financing through disposal of non-core assets, M&A and other means of financing. Disposals as described above and the acquisition of Neuro3d have led to an increase of available funds of approximately € 83 million during 2006 and 2007 and a liquidity position of € 93.7 million at the end of 2007. The approximately 40% revenue reduction and a significant increase in R&D spend has led to a significant change in the structure of Evotec’s P&L going forward. Despite increasing operating losses as a consequence of conscious investments into its own pipeline and into assets as a basis for higher value added collaborations, Evotec believes itself to be on the right track to create shareholder value and that a strong CNS pipeline and sufficient funding are a strong basis for future success.

Out-licensing Opportunities at Increasingly Attractive Terms

There is an opportunity for a company such as Evotec to benefit from the trend of increasing value of out-licensing drug candidates through its proprietary drug pipeline focused on CNS-related diseases. Evotec has multiple CNS discovery projects and had three compounds in clinical development at the end of 2007. The Company intends to dedicate its funds to advance its pipeline of clinical candidates with the goal of out-licensing them in the next few years and to drive its pipeline of preclinical projects into the clinic. Evotec is seeking to out-license its lead insomnia compound EVT 201 to a pharmaceutical partner in 2008, but also considers co-development arrangements with pharmaceutical partners or further in-house differentiation studies in order to enhance value creation for EVT 201 in future partnering discussions. It plans to partner EVT 302 upon proof-of concept in 2009. The proposed acquisition of Renovis announced in September 2007 will add an innovative preclinical pipeline of product candidates, that complement Evotec’s programs, and that include candidates expected to enter Phase I clinical trials in 2008 for neurological and inflammatory diseases.

Focus Collaborations Business on High Value-Added Research

Evotec has established a strong position in drug discovery collaborations. Cost is an important consideration in drug discovery and development but by far not the only one. Evotec’s reputation for delivering the highest quality results within agreed budgets and timescales has been at the core of the Company’s success. Based on these strengths, Evotec decided to sell its more commoditized fee-for-service Chemical Development Business and increasingly focus its collaborations business on research programs providing disease biology expertise as well as its fully integrated drug discovery process know-how. In such higher value, results-driven activities the Company forgoes some short-term research payments, however, shares in its customers’ success through royalties and milestones along with substantial research fees.

Evotec’s Liquidity Position Mainly Determined by Investment in Research and Development and Success in Out-licensing Drug Candidates

As described above, Evotec has significantly increased its investment in research and development to build its proprietary pipeline of drug candidates. The Company expects research and development expenses before employee stock compensation to increase to € 46 to € 51 million in 2008. The increase is mainly driven by progress in the clinical pipeline and the Renovis acquisition. Evotec expects to create value by advancing two drug candidates into the clinic and start Phase II development of EVT 302 and EVT 101. The Company expects to continue to run internal discovery projects to support results-based collaborations with customers and to feed into its proprietary pipeline. However, assuming no further in-licensing, R&D expenses in 2009 are expected to decline due to reduced clinical development costs. Evotec anticipates that at least part of its R&D expenditures will be offset by income from out-licensing payments and milestones obtained from various collaborations and license agreements.

Evotec’s liquidity position is therefore likely to show a certain degree of volatility—decreases due to R&D spending, and increases due to out-licensing or milestone revenues. Liquidity at the end of 2008, after the merger with Renovis, is targeted to exceed € 85 m excluding out-licensing payments. Assuming the Company’s ambitious portfolio development goals, and assuming no major out-licensing event, the cash position is currently expected to be sufficient to fund Evotec’s development programs over the next three years.

Subsequent Events

Acquisition of Renovis

On September 19, 2007 Evotec announced that it entered into an agreement with Renovis, Inc. under which it would acquire Renovis, Inc. in a stock for stock merger transaction. Under the terms of the merger agreement Evotec would issue, and Renovis shareholders would receive 0.5271 American Depositary Shares, or ADSs, of Evotec in exchange for each outstanding share of Renovis common stock such that current Evotec stockholders would own approximately 68.8% of the combined company and Renovis stockholders would own up to 31.2%. The transaction was subject to certain conditions including approval by the shareholders of Renovis.

On May 1, 2008 the Renovis shareholders approved the transaction and on May 2, 2008, the merger was successfully completed. As a result, Evotec issued an aggregate of 34,970,268 new ordinary shares, underlying the ADSs issued to Renovis stockholders. Renovis, Inc. (traded formerly on NASDAQ: RNVS) ceased trading, was deregistered and became a wholly owned subsidiary of Evotec. Evotec’s ADSs began trading on the NASDAQ Global Market on May 5, 2008.

Off-Balance Sheet Transactions

Evotec has not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, Evotec is not engaged in trading activities involving non-exchange traded contracts. Therefore, Evotec is not materially exposed to any financing, liquidity, market or credit risk that could arise if it had been engaged in these relationships.

Contractual Obligations

Set forth below is a description of Evotec’s contractual obligations as of December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€ in thousands)
Debt obligations(1)	12,124	1,873	6,260	3,992	—
Finance lease obligations(2)	1,332	589	616	127	—
Operating leases(3)	33,835	3,961	5,676	5,585	18,613
Committed capital expenditures	817	817	—	—	—

Total	48,108	7,240	12,552	9,704	18,613

(1)	Interest payments are based on the applicable fixed or estimated variable rates and applicable margins. It was assumed that LIBOR and EURIBOR will remain unchanged compared to December 31, 2007 over the entire period.
(2)	Includes finance leases for property, plant and equipment.
(3)	The company leases office, laboratory space and other equipment under operating leases in accordance with IAS 17.

In addition to the contractual obligations set forth in the table above, Evotec is subject to contingent contractual obligations arising from its licensing agreements entered into with Roche. The incurrence of a liability to make payments to Roche and the timing of any such payments is contingent on achievement of certain preclinical and clinical development and/or commercialization events. The table below sets forth the aggregate of the potential milestones that would be due in a situation only wherein all contractually agreed scientific and commercial events are achieved:

•	EVT 100 Series: $63.5 million;

•	EVT 201: $60.0 million;

•	EVT 302: $90.7 million if developed for smoking cessation; $83.3 million if developed for other indications only;

•	Roche Collaboration Agreement: €93.0 million per compound if Evotec becomes the Lead Party for the Clinical Development Phase (as defined in the agreement).

The aggregate of the potential milestone payments will become due, if at all, over a period of years reaching substantially into the future. Furthermore, prior to the incurrence of major milestone payment liabilities, Evotec targets entering into commercialization agreements with third parties leading to milestone payment claims against these third parties upon the same or similar events and in the same or similar magnitude as stipulated in the Roche agreements.

Safe Harbor

Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Please also see the discussion regarding forward looking statements at page 1.

Critical Accounting Policies

The discussion and analysis of Evotec’s financial condition and results of operations set forth above are based on its consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires Evotec’s management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. Evotec reviews its estimates on an ongoing basis. Evotec bases its estimates on historical experience and on various other assumptions that Evotec’s management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While Evotec’s significant accounting policies are described in more detail in the notes to its consolidated financial statements included elsewhere in this Annual Report on Form 20-F, Evotec believes the following accounting policies to be critical to the judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

In the continuing operations, Evotec recognizes revenue from service contract arrangements within its Services Division, and long-term collaborative agreements within its Pharmaceuticals Division.

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to Evotec based upon the performance requirements of the respective agreements.

Product sales are recorded as revenue upon delivery if Evotec has received a customer order, the price is determinable and collectibility is reasonably assured. Evotec assesses collectibility based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness. Service revenues generated from contracted services are recognized as the services are rendered. Revenue from compound access fees is recognized ratably over the related forecasted service period.

Revenue under long-term collaborative agreements includes, but is not limited to, the following:

1.	Database Access Fees—revenue from database access fees is recognized ratably over the related contract period.

2.	Research Payments—revenue from research payments finances both direct costs incurred in connection with the Company’s ongoing research and development activities and indirect costs incurred as part of an allocation of certain other administrative expenses. Revenue from research payments is recognized ratably over the related forecasted research period as services are provided.

3.	Success Payments—revenue contingent upon the attainment of certain milestones is recognized in the period the milestone is successfully achieved. This typically occurs when the Company’s contract partner agrees that the requirements stipulated in the agreement have been met.

Evotec has entered into multiple-element contracts and carefully determines whether the different revenue-generating elements are separable.

Impairment of Assets and Goodwill

Evotec is required to test for impairment of its property, plant and equipment and intangible assets in use, whenever events or changes in circumstances indicate that the carrying amount of an asset or assets may not be recoverable. Goodwill, intangible assets with an indefinite useful life and in-process research and development projects not yet completed are tested annually in accordance with IAS 36. An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds the greater of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the pre-tax net present value of future cash flows arising from that asset or cash generating unit. The pre-tax discount rate used to calculate the value in use is determined to reflect the risks and rewards inherent for that asset or cash generating unit. The determination of the underlying assumptions related to the recovery of long-lived assets, in particular estimates of discounted pre-tax future cash flows, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about Evotec’s business and prospects could result in an impairment charge. Impairments can also occur when Evotec decides to dispose of assets.

Stock-Based Compensation

Evotec grants stock options to its Management Board, senior management and employees. Under the terms of Evotec’s stock option plans, options are exercisable within ten years of the date of grant, subject to an initial waiting period of at least two years as required by German law. The exercise price equals the average of the market price of Evotec’s ordinary shares over a five-day period prior to the date of grant.

Evotec applies the provisions of IFRS 2 in accounting for options granted under its stock plan. Compensation cost from the issuance of employee stock options is measured using the fair value method at the measurement date and is charged to expense over an estimated period in which the employee renders the services.

Evotec estimates the fair value of its stock options using various variables, including share price volatility, risk-free interest rate, future dividends to be paid by it, the life of the option and the expected forfeiture rate. Evotec estimates share price volatility based on actual historical share prices over the estimated life of the option. Evotec revises the estimate of the share price volatility at the beginning of each year and use the same volatility for all options issued during the year, unless the market for its shares fluctuates significantly during a period, in which case the calculation is updated quarterly. The risk-free interest rate used in the calculation is the interest on debt issued by the German government with a maturity similar to the estimated life of the stock options. Evotec estimates that it will not pay dividends in the foreseeable future. Evotec estimates the life of the option to be six years. Any changes in estimates of volatility, risk-free interest rate, future dividends, the life of the options and forfeitures would result in increases or decreases in the amount of compensation expense recognized.

Deferred Tax Assets

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable income against which the temporary differences can be utilized. The valuation of future taxable income depends on assumptions that can change through time, with the possibility of significant differences in management’s final valuation of deferred income tax. Judgment is required when determining the key assumptions used in the assessment and changes to the assumptions can significantly affect the outcome of the assessment.

Recent Accounting Pronouncements

Please refer to Note (1) in the consolidated financial statements included in this report.

Item	6. Directors and Employees

Under German law, the minimum number of members of the Supervisory Board (Aufsichtsrat) is three, unless the articles of association provide for a higher number, which must be a multiple of three. The maximum number of Supervisory Board members allowed depends on the amount of the stated capital of the company and can be between nine and twenty-one members. If a company has more than 2,000 employees, the number of members depends on the number of employees of the company.

The Evotec AG Supervisory Board consists of six members—as provided in the current articles of association—all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members.

The members of the Supervisory Board are elected for terms of up to approximately five years. The term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected, unless the shareholders’ meeting, when electing the members for the Supervisory Board, decides on shorter terms. Re-election is possible. The term of the current members of the Supervisory Board will expire at the end of the annual general shareholders’ meeting held in the year 2009.

The Evotec AG Management Board (Vorstand) currently consists of three members. Under Evotec’s articles of association, the Supervisory Board determines the size of the Management Board, which must have at least one member under the German Stock Corporation Act.

The statutory maximum term for members of the Management Board is five years. Management Board members may be reappointed.

Our Management Board Members and Supervisory Board Members, and their ages of the date of this Annual Report on Form 20-F, are as follows:

Management Board Members:

Name	Age	Position
Jörn Aldag	49	President, Chief Executive Officer
Dirk Ehlers*	47	Chief Financial Officer
Mario Polywka	45	Chief Operational Officer
Klaus Maleck	36	Chief Financial Officer

*	Resigned in August 2007

Supervisory Board Members:

Name	Age	Position
Heinz Riesenhuber	72	Chairman
Peer Schatz	42	Vice Chairman
Hubert Birner	42	Member
Peter Fellner	64	Member
William Jenkins	60	Member
Mary C. Tanner	56	Member

The following is a brief summary of the background of each of the Management Board Members and Supervisory Board Members:

Jörn Aldag was nominated President and Chief Executive Officer of Evotec AG on July 1, 2001. He joined Evotec AG as Chief Financial Officer and member of the Management Board in November 1997. Before joining Evotec AG, Mr. Aldag was Vice President and Finance Director of MAN Gutehoffnungshütte AG, a subsidiary of MAN AG, and Business Director of Treuhandanstalt, the German agency charged with the privatization of a part of the East German machine tool industry. He is currently a member of the German Monopoly Commission. Jörn Aldag received his business degrees from the Harvard Business School in 1994 and the European Business School in 1982.

Dr. Dirk Ehlers has been Chief Financial Officer and a member of the Management Board of Evotec AG since September 2001 and was a member of the company’s executive committee until he resigned at the end of August 2007. From 1995 to 2000 he was Division Head “Diagnostic Systems Europe” within the Olympus Group, and Managing Director of Olympus Diagnostica GmbH. From 1989 to 1994 he worked as Management Consultant and Engagement Manager at McKinsey & Co., Inc. Dr. Ehlers received his Ph.D. in Physics from the University RWTH Aachen in 1988. Between 1985 and 1989 he held various post-graduate research positions at the University of California in Irvine, the Max Planck Institute for Solid State Physics in Stuttgart, Germany, and the Synchrotron facility BESSY in Berlin. He was research scholar of the DAAD and the German Scholarship Foundation.

Dr. Klaus Maleck joined Evotec AG as Executive Vice President Finance and a member of the executive committee in April 2007. He was appointed as a member of the Management Board as of November 1, 2007. Prior to joining Evotec AG, he co-founded BioGeneriX AG in 2000. Dr. Maleck worked as a Senior Consultant at McKinsey & Co. from 1999 to 2000, and as a scientist in the genomics field at Novartis, Inc. from 1996 to 1999. He is also a lecturer at the Mannheim University in Economics. Dr. Maleck received his Ph.D. in biotechnology from the Max-Planck-Institute in Cologne, and holds a masters degree in biotechnology of the Ecole Supérieure de Biotechnologie in Strasbourg France. In addition, he received post-graduate training in Economics at Ashridge College in the U.K., and at Swiss-based Educatis University, where he earned an M.B.A. degree. He was a fellow of the Conseil Régional d’Alsace, the Daimler-Benz-Foundation and the German Scholarship Foundation.

Dr. Mario Polywka is Chief Operating Officer and as such, was appointed as member of the Management Board as of November 1, 2007. He has been a member of the executive committee of Evotec AG since 2004. Dr. Polywka also currently serves as Chairman of the Boards of Pharminox and Glycoform. Following the merger of EVOTEC BioSystems AG with Oxford Asymmetry International plc (OAI) in 2000, he became Chief Operating Officer. Dr. Polywka was a Founding Chemist of OAI in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2001 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr. Polywka received a doctorate from the University of Oxford in mechanistic organometallic chemistry and continued at Oxford with post-doctoral studies on the biosynthesis of Penicillins. Dr. Polywka is a Fellow of the Royal Society of Chemistry.

Professor Dr. Heinz Riesenhuber has been a member of the Supervisory Board of Evotec AG since 1994 and its Chairman since 1997. From 1968 to 1982, he served as managing director for companies belonging to the Metallgesellschaft group. In 1976 he became a member of the German Federal Parliament (Bundestag). From 1976 to 1982, he was a member of the Bundestag Committee on Research and Technology and became Federal Minister for Research and Technology in 1982, a position he held until 1993. Since then, he has been a member of the Bundestag Committee on Economics. In 2006, he became President of the German Parliamentary Society. Professor Dr. Riesenhuber has been Honorary Professor of the University of Frankfurt since 1995. He is Chairman of the Supervisory Board of Kabel Deutschland GmbH as well as a member of the Supervisory Boards of Altana AG (until May 2007), Frankfurter Allgemeine Zeitung GmbH, Henkel KGaA, VfW AG and Vodafone

Deutschland GmbH (until May 2007). In addition, he is a member of the Verwaltungsrat of HBM BioVentures AG. Professor Dr. Riesenhuber’s honors include honorary doctorates from the Weizman Institute, Rehovot/Israel, Berg- und Hüttenakademie Krakau/Poland, University of Surrey/England and Georg-August-Universität, Göttingen/Germany, the German Federal Cross of Merit (Bundesverdienstkreuz mit Stern), the Grand Officer de la Legion d’Honneur (France) and the Japanese Order of the Holy Treasure with Star and Shoulder Ribbon.

Peer M. Schatz has been vice chairman of the Supervisory Board of Evotec AG since June 1998. In 1993, he joined QIAGEN N.V. as Chief Financial Officer and was nominated as QIAGEN’s Chief Executive Officer as well as Chairman of both the Management Board and the executive committee in 2004. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz AG and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a master’s degree in finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz is a member of the German Corporate Governance Commission.

Dr. Hubert Birner has been a member of the Supervisory Board of Evotec AG since June 2005, when Evotec AG had re-acquired full ownership interest in Evotec Neurosciences from TVM Capital as the lead and other venture capital investors. He joined TVM Capital in 2000 and is General Partner for life sciences in the firm’s Munich office. Prior to that, Dr. Birner was Head of Business Development Europe and Director of Marketing Germany at Zeneca. He joined Zeneca from McKinsey & Company’s European Health Care and Pharmaceutical practice. Dr. Birner was also an assistant professor for biochemistry at the Ludwig-Maximilians-University in Munich. Dr. Birner serves as Chairman of the Board of Direvo Biotech AG (Cologne, Germany), Argos Therapeutics Inc. (Durham, North Carolina) and Spepharm Holdings BV (Amsterdam, Netherlands). He is also a board member of Jerini AG (Berlin, Germany) and BioXell SA (Milan, Italy) and represents the interests of TVM Capital at Ardana Bioscience plc (Edinburgh, UK) and Proteon Therapeutics, Inc. (Kansas City, Missouri). Dr. Birner holds an M.B.A. from Harvard Business School and a summa cum laude doctoral degree in biochemistry from Ludwig-Maximilians-University in Munich. His doctoral thesis was honored with the Hoffmann-La Roche prize for outstanding basic research in metabolic diseases.

Dr. Peter Fellner has been a member of the Supervisory Board of Evotec AG since June 2005. He was appointed as Chairman of Vernalis plc in January 2003 and as Executive Chairman in April 2003. Previously, he was Chairman of Celltech Group plc, having served as its Chief Executive Officer from 1990 to 2003. Before joining Celltech, Dr. Fellner served as Chief Executive Officer of Roche UK, from 1986 to 1990. From 1984 to 1986, he was Director of the Roche UK Research Centre. Dr. Fellner is also Chairman of Acambis plc and Astex Therapeutics Ltd, and a non-executive director of UCB S.A., QinetiQ Group plc, Bespak plc and Isis Innovation Ltd. In addition, he is a member of the UK Medical Research Council and a member of the Apax Healthcare Advisory Board.

Dr. William Jenkins has been a member of the Supervisory Board of Evotec AG since June 2006 and a member of the scientific advisory board of Evotec AG since 2005. Since 1999, he has been a scientific consultant to pharmaceutical companies and to investment companies in the life sciences sector. Prior to that, he was Head of Clinical Development & Regulatory Affairs for Novartis Pharma AG, having held the same position pre-merger from 1992 with CIBA-Geigy AG. Previously, he was Head of Global Clinical Research at Glaxo from 1988. Dr. Jenkins is a member of the boards of Acambis plc (Cambridge, UK), BTG plc (London, UK), Eurand Pharmaceutical Holdings B.V. (Amsterdam, Netherlands) and Monogram Biosciences, Inc. (San Francisco, USA). Dr. Jenkins holds B.A. and M.P. B.A. and M.D. degrees from the University of Cambridge. His earlier career was in medical research at the Royal Postgraduate Medical School and later as a Senior Lecturer at the Royal Free Hospital, London University.

Mary C. Tanner has been a member of the Supervisory Board of Evotec AG since January 2005. Before joining Evotec AG, Ms. Tanner served as a Senior Managing Director at Bear Stearns and Lehman Brothers,

specializing in the health care and consumer products industry. In 2004, following her retirement from Bear Stearns Ms. Tanner founded Life Sciences Partners, which specializes in healthcare investment and advisory work. Ms. Tanner received her university degree from Harvard in 1973 in philosophy and related fields.

Compensation of Directors and Officers

Management Board

The remuneration paid to the members of the Management Board in the financial year totalled T€ 1,041 (2006: T€ 917) of which T€ 380 (2006: T€ 243) was variable remuneration. Fixed remuneration includes base salaries, contributions to personal pension plans, premiums for accident and accidental death insurances as well as the benefit derived from the use of company cars. The variable remuneration of the Management Board is based on a bonus scheme designed by the Remuneration Committee of the Supervisory Board and is then approved by the Supervisory Board. The scheme for the variable portion of the remuneration in 2008 relating to the business year 2007 is based on the following criteria:

	Achievement of defined milestones	Achievement of budget financial targets	Stock price	Personal objectives
	%	%	%	%
Jörn Aldag	40	30	30	—
Dr. Klaus Maleck	40	40	—	20
Dr. Mario Polywka	40	40	—	20

The scheme for the variable portion of the remuneration of Jörn Aldag and Dirk Ehlers in 2007 relating to the business year 2006 was based on the following criteria: 30% based on the achievement of defined corporate milestones, 30% on the achievement of share price targets, 30% on the achievement of budget financial targets and 10% on the achievement of personal objectives. Under the Company’s stock option plans, the members of the Management Board received in 2007 280,000 (2006: 150,000) options. The options granted in 2007 and 2006 are subject to the stipulation of the Option Plan 2005 and may be exercised after three years if the conditions of this plan are met. The fair values of the options are described in Note (19) and are recognised over their respective vesting periods.

	2007 Fixed remuneration	2007 Variable remuneration	2007 Stock options	2007 Fair values Stock options
	T€	T€	#	T€
Jörn Aldag	365	252	200,000	284
Dr. Klaus Maleck	40	—	20,000	18
Dr. Mario Polywka	49	—	60,000	55
Dr. Dirk Ehlers	207	128	—	—

Total	661	380	280,000	357

	2006 Fixed remuneration	2006 Variable remuneration	2006 Stock options	2006 Fair values Stock options
	T€	T€	#	T€
Jörn Aldag	364	145	90,000	110
Dr. Dirk Ehlers	310	98	60,000	73

Total	674	243	150,000	183

The individual contracts of the Management Board contain a change-of-control clause, which would allow Management to terminate their current contracts in the event of a change of control. A change-of-control exists when more than 30% of the shares of the Company is held by a new investor. The resulting severance entitlement is one year base salary and bonus calculated on the basis of the remuneration made over the last 12 month. The Company has a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of subsidiary companies. The insurance expense amounted to T€ 60 in total in 2007 (2006: T€ 84), and was paid by the Company.

Dr. Ehlers, Chief Financial Officer left the Company at the end of August 2007. He has not received any extraordinary compensation upon his departure. However, Dr. Ehlers will retain 140,000 of unvested options granted to him in the past. They continue to be valid until one year after vesting.

Supervisory Board

The remuneration accrued for the members of the Supervisory Board in the financial year 2007 amounted to:

	2007 Cash remuneration	2007 Value of share based remuneration	2007 Total
	T€	T€	T€
Prof. Dr. Riesenhuber	37.5	15.0	52.5
Peer Schatz	30.0	11.2	41.2
Dr. Hubert Birner	22.5	7.5	30.0
Dr. Peter Fellner	18.8	7.5	26.3
Dr. William Jenkins	15.0	7.5	22.5
Mary Tanner	18.8	7.5	26.3

Total	142.6	56.2	198.8

The remuneration for the chairman of the Supervisory Board is twice, for the vice chairman is one and a half the amount of the remuneration for the Supervisory Board members. The additional remuneration for a member of a Supervisory Board Committee amounts to T€ 3.8, for the chairman of those Committee’s to T€ 7.5. The total remuneration paid to Supervisory Board members in 2007 totalled T€ 198.8. The Company has a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of subsidiary companies. The insurance expense amounted to T€ 60 in total in 2007 (2006: T€ 84), and was paid by the Company.

Pension Plan

The Company operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Company to the fund (and to employees’ own pension schemes) and amounted to T€ 803 (2006: T€ 659; 2005: T€ 516). The Company’s contribution rate is determined by the employees contribution and their age. In addition, the Company operates a pension plan for one former member of the Management Board of Evotec AG. The provision amounted to T€ 107 and T€ 102 as of December 31, 2007 and 2006, respectively.

For additional detail, please refer to Note (25) of the Consolidated Financials Statements included in this report.

Board Practices

See additional information regarding the board practices and Important Information About our Listing on the NASDAQ Global Market below in “Item 10. Additional Information.”

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee and a Remuneration Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Remuneration Committee
Heinz Riesenhuber	X		X
Peer Schatz	X	X
Hubert Birner	X	X	X
Peter Fellner	X		X
Mary Tanner	X	X
William J. Jenkins	X

Audit Committee

Evotec’s Supervisory Board has established an audit committee, comprised of three members of the Supervisory Board. The primary function of the committee is to assist the Supervisory Board in fulfilling its independent oversight responsibilities with regard to financial reporting and control.

In particular, it is the committee’s responsibility to review the auditing process, audit results and reports of the company’s public accountants (auditors) as well as their independency, and issue the audit mandates.

In addition to fulfilling its oversight responsibility, the committee shall review:

•	key messages of quarterly and annual earnings reports prior to their release, and propose the approval of the annual report to the Supervisory Board;

•	the company’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

•	the company’s systems of internal controls regarding finance, accounting and legal compliance;

•	the company’s general accounting and financial reporting principles and processes, and approve any significant changes; and

•	all related-party transactions at least annually, and approve any related-party transaction outside normal business scope and conditions.

The committee meets at least four times annually. The audit committee shall have a quorum if at least two of its members participate in the passing of a resolution. Resolutions require a simple majority of the votes cast.

Remuneration Committee

Evotec’s Supervisory Board has established a remuneration committee. This committee’s duties include preparing the appointment and remuneration of Management Board members.

Employees

With the sale of the Chemical Development Business all employees of this business unit transferred to Aptuit during the second half of 2007. Consequently, Evotec’s group-wide headcount decreased from 527 to 386 during the year. On a like for like basis, just considering the continuing business, the number of employees increased by almost 8% from 358 to 386. This growth in human capital very much reflects the transformation of Evotec into a CNS drug discovery and development company. Evotec continued to bring in junior and experienced senior staff from pharmaceutical companies to grow the number of employees supporting its own proprietary pipeline programs as well as research collaborations. In parallel, the Company aligned its administrative staff with the reduced services operations, retaining its performance and organizational flexibility.

Headcount Analysis by Area and Qualification as of December 31, 2007

Continuing Business

	Total	Male	Female	Biologists/ Bio-chemists	Chemists	Physicians/ Pharma- cologists	Physicists, Engineers (R&D)/ IT experts	Others
—Discovery Hamburg	109	43	66	26	6	3	10	64
—Discovery Oxford	191	126	65	15	109	0	0	67
—Clinical Development	9	4	5	3	1	3	0	2
—Sales & Administration	68	37	31	9	16	0	9	34
—Corporate	9	4	5	2	0	0	0	7

Total	386	214	172	55	132	6	19	174

Following the acquisition of Renovis effective May 1, 2008 Evotec’s workforce increased to 433 as of May 31, 2008.

Share Ownership

The following tables show the beneficial ownership of Evotec AG ordinary shares by members of Evotec AG’s Supervisory and Management Boards as of May 31, 2008:

Supervisory Board member	Number of shares	Percentage of outstanding shares
Heinz Riesenhuber	132,480	*
Peer Schatz	3,892	*
Mary C. Tanner	46,690	*

*	Less than 1%.

Dr. Birner, a member of Evotec’s Supervisory Board, is general partner of TVM Capital, an affiliate of TMV Life Science Ventures GmbH & Co. KG, which holds approximately 6.4% of Evotec’s outstanding ordinary shares. Dr. Birner disclaims beneficial ownership of such shares.

Management Board member	Number of shares	Percentage of outstanding shares
Jörn Aldag	319,686	*
Dirk H. Ehlers**	4,540	*
Mario Polywka	30,000	*

*	Less than 1%.
**	Resigned in August 2007.

As of the date of this Annual Report on Form 20-F, Evotec AG had an aggregate of 108,838,715 ordinary shares outstanding. The shares are issued in bearer form. Therefore, it is difficult for Evotec AG to determine with precision how many shareholders it has or how many ordinary shares a particular shareholder owns.

The major shareholders listed above do not have different voting rights from other ordinary shareholders.

The maximum number of shares that can be received by the members of the Management Board and the management team under the provisions of the stock option plans is as follows (as of May 31, 2008):

Name	Stock Option 1999 Plan	Stock Option 2000 Plan	Stock Option 2001 Plan	Stock Option 2005 Plan	Stock Option 2007 Plan	Total
Jörn Aldag	131,467	—	91,133	380,000	—	602,600
Dirk Ehlers	7,627	—	12,373	120,000	—	140,000
Mario Polywka	—	10,000	25,000	220,000	—	255,000
Klaus Maleck	10,000	—	5,000	35,000	—	50,000

For the arrangements involving Evotec employees in the capital of the company please refer to Note (19) to the Consolidated Financial Statements included in this report. Additionally, at the effective time of the merger with Renovis, each outstanding equity award, whether vested or unvested, under Renovis’s previously existing equity plans were assumed by Evotec and become an award with respect to ADSs of Evotec, unless the award had an exercise price per share of more than nine dollars ($9.00), or unless the option was issued pursuant to the Renovis employee stock purchase plan. These options were not assumed by Evotec and were cancelled in connection with the merger, and the Renovis employee stock purchase plan was terminated as of the effective time of the merger. The number of ADSs of Evotec subject to each Renovis equity award assumed by Evotec was determined by multiplying the number of shares of Renovis common stock that are subject to the Renovis equity award immediately prior to the effective time of the merger by 0.5271 and rounding down to the nearest whole share. With respect to Renovis equity awards in the form of stock options, the exercise price was adjusted by dividing such price by 0.5271 and rounding up to the nearest whole cent. At the time of the merger close, May 2, 2008, there were 1,530,236 ADSs outstanding related to these assumed equity awards.

Renovis has established a trust, the Company Trust, in order to hold Evotec ADSs after the merger, that are issuable to holders of Renovis equity awards assumed by Evotec.

Compliance with German Corporate Governance Code

The Company complies with the German Corporate Governance Code, with the only exception being employee share options exercisable independent of the development of various comparison parameters, as recommended in section 4.2.3 of the German Corporate Governance Code.

A declaration according to Section 161 of the German Stock Corporation Law (Aktiengesetz) was made by the Management Board and the Supervisory Board of the Company. This declaration regarding the Company’s compliance with the Corporate Governance Code is accessible to the shareholders on Evotec’s website.

Item	7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information as of May 6, 2008, concerning the ownership of ordinary shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our ordinary shares.

Name and Country of Residence	Shares Beneficially Owned Number	Percent Ownership
TVM V Life Science Ventures GmbH & Co. KG	7,008,350	6.4%
ROI Verwaltungsgesellschaft mbH	8,476,434	7.8%

Our ordinary shares are traded on the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of May 31, 2008, the current officers and directors of Evotec as a group beneficially owned 520,248 ordinary shares or 0.48% of the then outstanding ordinary shares.

B. Related Party Transactions

The following Supervisory Board members and Management Team members of the Company are also Supervisory Board members or Management Board members in companies Evotec works with in the ordinary course of business, (the figures reflects the total group):

Prof. Dr. Heinz Riesenhuber has been a member of the Supervisory Board of Altana Pharma AG, with whom the Company entered into service agreements as well as agreements with regard to instrument sales in the ordinary course of business. Revenue from these agreements in 2007, 2006 and 2005 amounted to T€ 112, T€ 233 T€ 1,103, respectively. Accounts receivable from Altana as of December 31, 2007 and 2006 amounted to T€ 42 and T€ 107 respectively.

Peer Schatz is Chief Executive Officer of Qiagen N.V. From affiliates controlled by Qiagen N.V. the Company bought products in the amount of T€ 64, T€ 16 and T€ 47 in 2007, 2006 and 2005, respectively. The amount of payables to Qiagen N.V. on December 31, 2007 and 2006 including VAT amounts to T€ 3 and T€ 4, respectively.

Dr. Peter Fellner is Executive Chairman of Vernalis plc, Winnersh, UK, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues in 2007 amounted to T€ 921 and the accounts receivables amounted to T€ 180 as of December 31, 2007. He is also Non-Executive Chairman of the Board of Directors of Astex Therapeutics Ltd., Cambridge, UK. Revenues relating to a service agreement amounted to T€ 585, T€ 1,175 and T€ 23 in 2007, 2006 and 2005, respectively. The amount of accounts receivables as of December 31, 2007 and 2006 amounted to T€ 4 and T€ 291, respectively. Dr. Peter Fellner is also Non-Executive Member of the Board of Directors of UCB SA, with whom the company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 138, T€ 533 and T€ 23 in 2007 2006 and 2005, respectively. The amount of accounts receivables as of December 31, 2007 and 2006 amounted to T€ 0.

Dr. Hubert Birner is chairman of the Supervisory Board of Direvo Biotech AG with whom the Company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 0 in 2007, T€ 3 in 2006 and T€ 0 in 2005. The amount of accounts receivables as of December 31, 2007 and 2006 amounted to T€ 0.

Dr. William J. Jenkins is Non-Executive Member of the Board of Directors of BTG plc., London, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 414 in 2007 and T€ 199 in 2006 (starting with Dr. Jenkins’ membership of the Board). The amount of accounts receivables as of December 31, 2007 amounted to T€ 0 and T€ 57 in 2006.

The spouse of Mary Tanner is Vice Chairman of Lehman Brothers, Inc (Lehman). Lehman is representing and advising the Company with respect to the planned acquisition of Renovis, Inc. (since 2007). The relating expenses amounted to T€ 472 in 2007. The amount of the related payables was T€ 435 in 2007.

Dr. Edwin Moses is a Non-Executive Chairman of the board of BioImage A/S with whom the Company entered into service agreements in the ordinary course of business. Revenues amounted to T€ 162 in 2005 until his departure from the Supervisory Board,. Dr. Moses is also Non-executive Chairman of the board of Paradigm Therapeutics Ltd. with whom the Company entered into a service agreement. The related revenues amounted to T€ 0 in 2005. The Company entered into a consultancy contract (effective date April 2005), in the ordinary course of business and with the approval of the Supervisory Board, with Dr. Moses in order to exploit his significant expertise in the business of the Company. There were no associated expenses during his membership in the Supervisory Board.

Dr. Karsten Henco is a chairman of the supervisory board of Garching Innovation GmbH from which the Company has obtained licences in 2001. Licence expense amounted to T€ 74 in 2005 (until his departure from the Supervisory Board). He was in 2005 also a member of the supervisory board of U3 Pharma AG with whom the Company entered into a service agreement in the ordinary course of business. The Company entered into a consultancy contract, in the ordinary course of business and with the approval of the Supervisory Board, with Dr. Karsten Henco. The associated expenses in 2005 until his departure from the Supervisory Board amounted to T€ 28.

Further the Company operates a pension plan for Dr. Karsten Henco as a former member of the Management Board. The recorded associated expenses amount to T€ 5, T€ 11 and T€ 3 in 2007, 2006 and 2005, respectively.

Dr. Mario Polywka, who is member of the Management Board and before was a member of the Management Team of the Company is non-executive chairman of the board of Glycoform Limited who uses laboratory equipment at the site in Abingdon, UK. Revenues amounted to T€ 5, T€ 9 and T€ 13 in 2007, 2006 and 2005, respectively and the related accounts receivable as of December 31, 2007 and 2006 amounted to T€ 3 and T€ 0, respectively. He is also non-executive director of the board of Pharminox Limited with whom the Company entered into a service agreement in the ordinary course of business. Revenues amounted to T€ 0, T€ 0 and T€ 51 in 2007, 2006 and 2005, respectively. There were no related accounts receivable as of December 31, 2007 and 2006.

Dr. John Kemp, who currently is a member of the Management Team of the Company had a loan granted in 2003, with an interest rate of 4.95%, which has an outstanding balance as of December 31, 2007 of T€ 101 (T€ 96 in 2006). The loan was repaid without relating interests on January 8, 2008. Further he received a loan to cover personal tax obligations relating to stock options granted. As of December 31, 2006 this loan including accrued interest amounted to T€ 68 and was repaid in 2007.

A member of the management of a subsidiary has been granted a loan in 2006 to cover personal tax obligations relating to stock options granted which including interest amounted to T€ 28 as of December 31, 2006 and was repaid in 2007.

The Evotec AG has recorded revenues with related parties in the amount of T€ 12, T€ 4, and T€ 279 in 2007, 2006 and 2005, respectively. Subsidiaries of Evotec AG recorded revenues with related parties in the amount of T€ 2,227, T€ 2,152 and T€ 1,073 in 2007, 2006 and 2005, respectively.

Administrative services provided by the Company to Management Board or Supervisory Board members for their private purposes, if any are reimbursed to the Company at cost.

Item	8. Financial Information

A. Financial Statements

See Item 18.

B. Legal Proceedings

While no assurances can be given regarding the outcome of the below matters, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for Evotec as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

By resolution dated June 7, 2005 the shareholders of Evotec AG created conditional capital (Bedingtes Kapital) in an amount of up to €20,914,805, divided into 20,914,805 new ordinary bearer shares with no par value. The capital increase takes effect only to the extent that holders of convertible bonds or bonds with warrants (also referred to as “bonds”) awarded by Evotec on the basis of a shareholders’ resolution dated June 7, 2005, exercise their conversion or option rights or when conversion or option obligations arising as a result of convertible bonds or bonds with warrants issued according to such resolution are fulfilled. According to the shareholders’ resolution, the bonds may also be issued against non-cash consideration, thereby excluding the statutory pre-emptive rights of Evotec’s shareholders. The local court (Amtsgericht) in Hamburg has declined to register the respective amendment of Evotec’s articles of association in the commercial register by arguing that the shareholders’ resolution regarding the creation of the additional conditional capital did not comply with the requirements of Section 194 paragraph 1 of the German Stock Corporation Law (Aktiengesetz) in case the capital increase is effected against contributions-in-kind. Although Evotec does not agree with this argument, the Management Board has decided to revoke the respective application for registration for an indefinite period. Should Evotec decide to pursue the application for registration, it is most likely that the local court in Hamburg will not support the application in the first instance. In such case, Evotec would need to take legal remedies to implement the registration. However, Evotec currently does not intend to make use of the additional conditional capital in the amount of up to €20,914,805.

Other than this legal dispute, Evotec has not been, and is not aware of any material litigation as of December 31, 2007.

Dividend Policy

We have not declared any cash dividends on our ordinary shares since inception and have no present intention to pay dividends in the foreseeable future. We currently intend to reinvest the profits, if any, generated from the outlicensing of our clinical candidates and contract research fees in further building up our clinical candidates.

Item	9. The Offer and Listing

Items 9.A.1. through A.3., Items 9.A.5. through A.7., and Items B., D., E. and F. are not applicable.

The table below sets forth, for the periods indicated, the high and low intraday per share prices of Evotec AG ordinary shares on the Frankfurt Stock Exchange. Prices are rounded to the nearest EUR cent.

	Evotec AG Ordinary Shares
	High	Low
2002
First Quarter	€11.40	€7.60
Second Quarter	9.00	5.30
Third Quarter	6.00	1.39
Fourth Quarter	3.05	1.15
Annual	11.40	1.15
2003
First Quarter	€2.20	€1.31
Second Quarter	5.25	1.50
Third Quarter	7.28	3.90
Fourth Quarter	6.67	4.88
Annual	7.28	1.31
2004
First Quarter	€6.64	€4.57
Second Quarter	5.70	3.65
Third Quarter	4.08	2.15
Fourth Quarter	3.92	2.34
Annual	6.64	2.15
2005
First Quarter	€3.57	€2.55
Second Quarter	3.09	2.42
Third Quarter	2.98	2.52
Fourth Quarter	2.82	2.46
Annual	3.57	2.42
2006
First Quarter	€4.88	€2.40
Second Quarter	4.24	2.70
Third Quarter	3.59	2.78
Fourth Quarter	3.56	3.01
Annual	4.88	2.40
2007
First Quarter	€4.39	€3.33
Second Quarter	3.74	3.07
Third Quarter	3.50	2.48
Fourth Quarter	3.14	2.02
Annual	4.39	2.02
2008
January 2008	€2.37	€1.63
February 2008	€2.10	€1.85
March 2008	€1.92	€1.57
April 2008	€1.83	€1.63
May 2008	€1.74	€1.23
June 2008*	€1.31	€1.15

*	Through June 18, 2008

The table below sets forth, for the periods indicated, the high and low intraday per share prices of Evotec’s ADSs traded on the NASDAQ Global Market under the trading symbol “EVTC.” Prices are rounded to the nearest USD cent.

	Evotec AG ADSs
	High	Low
2008
June 2008*	$3.95	$3.49
May 2008	$4.60	$3.85

*	Through June 18, 2008

Item 10.    Additional Information

Set forth below is a summary of certain information relating to Evotec’s certain provisions of its articles of association, relevant German law and Evotec’s use of home country practice rather than certain of the Marketplace Rules of the Nasdaq Stock Market, LLC. This summary is not complete. It is qualified in its entirety by reference to Evotec’s articles of association and German law in effect at the date of this Annual Report on Form 20-F.

Board Organization

As required by the German Stock Corporation Act (Aktiengesetz), Evotec AG has a two-tier board system consisting of the Evotec AG Management Board (Vorstand) and the Evotec AG Supervisory Board (Aufsichtsrat). The Evotec AG Management Board is responsible for managing Evotec AG and representing Evotec AG in its dealings with third parties, while the Evotec AG Supervisory Board appoints and removes the members of the Evotec AG Management Board and oversees the management of Evotec AG. German law prohibits the Evotec AG Supervisory Board from making management decisions. The rules of procedure for the Evotec AG Management Board, as adopted by the Evotec AG Supervisory Board, provide that some actions and business measures by the Management Board require prior approval by the Evotec AG Supervisory Board.

The Evotec AG Management Board reports regularly to the Evotec AG Supervisory Board, including with respect to proposed business policy or strategy, profitability, the current business of Evotec AG, business transactions that may affect the profitability or liquidity of Evotec AG and any exceptional matters that arise from time to time. The Evotec AG Supervisory Board may also request special reports from the Evotec AG Management Board. German law prohibits simultaneous membership on the Management Board and the Supervisory Board of a company.

The members of the Evotec AG Management Board and the members of the Evotec AG Supervisory Board must act in accordance with the laws of the Federal Republic of Germany, the provisions of the articles of association and the internal rules of procedure of the respective board, and take into account the resolutions adopted by the shareholders’ meeting. The Evotec AG Management Board and the Evotec AG Supervisory Board owe a duty of loyalty and care to Evotec AG. In carrying out their duties, members of the Evotec AG Management Board and the Evotec AG Supervisory Board must exercise the standard of care of a prudent and diligent business person and meet the burden of proving that they exercised such care if it is ever contested. A broad spectrum of interests, especially those of the company, its shareholders, employees, creditors and the public, must be taken into account when discharging these duties. The Evotec AG Management Board must particularly consider the rights of shareholders with respect to equal treatment and equal information. The Evotec AG Management Board also has a duty to maintain the confidentiality of corporate information. Members of the Evotec AG Management Board who violate their duties may be held jointly and severally liable by the corporation for any resulting damages, unless their actions were validly approved by resolution at a general meeting of the shareholders. The members of the Evotec AG Supervisory Board have similar liabilities in respect of the corporation if they violate their duties.

Supervisory and Management Board

Under German law, the minimum number of members of the Supervisory Board is three, unless the articles of association provide for a higher number, which must be a multiple of three. The maximum number of Supervisory Board members allowed depends on the amount of the stated capital of the company and can be between nine and twenty-one members. If a company has more than 2,000 employees, the number of members depends on the number of employees of the company.

The Evotec AG Supervisory Board consists of six members—as provided in the current articles of association—all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members.

The members of the Supervisory Board are elected for terms of up to approximately five years. The term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected, unless the shareholders’ meeting, when electing the members for the Supervisory Board, decides on shorter terms. Re-election is possible. The term of the current members of the Supervisory Board will expire at the end of the annual general shareholders’ meeting held in the year 2009.

The Evotec AG Management Board (Vorstand) currently consists of three members. Under Evotec’s articles of association, the Supervisory Board determines the size of the Management Board, which must have at least one member under the German Stock Corporation Act.

The statutory maximum term for members of the Management Board is five years. Management Board members may be reappointed.

The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term if such member commits a gross breach of duty or is incapable of carrying out his or her duties or if there is a bona fide vote of no confidence by a majority of the votes cast at a general shareholders’ meeting. In the case of vacancies, the Evotec AG Supervisory Board may fill the vacancy by appointing a new member of the Evotec AG Management Board.

A member of the Supervisory Board elected by the shareholders may be removed by the shareholders by a simple majority vote cast at a meeting of shareholders. Further, any member of the Evotec AG Supervisory Board can be removed for good cause, including gross breach of duty, by a court decision upon request of the Evotec AG Supervisory Board. In such case, the Evotec AG Supervisory Board’s determination to take such action requires a simple majority vote with the member affected having no voting power. At the general shareholders’ meeting, shareholders may appoint substitutes for the Supervisory Board members which they have elected and who cease to continue as members of the Supervisory Board prior to the expiration of such members’ respective terms. Such substitutes will become members of the Supervisory Board as determined by the general shareholders’ meeting. The term of office of such a substitute member expires upon the conclusion of the next general shareholders’ meeting if an election is held. If an election is not held at such shareholders’ meeting, the term of office of the substitute member will be extended until the end of the term of office of the member of the Supervisory Board for which such substitute is acting. In the case of vacancies, the competent court upon a motion by the Management Board, by a member of the Supervisory Board, by a shareholder or by an employee representative, may fill the vacancy for the interim period until the next election by the shareholders.

Disclosure Requirements

The German Securities Trading Act (Wertpapierhandelsgesetz) provides that any person whose voting interest in an issuer (country of origin of which is the Federal Republic of Germany) reaches, exceeds or falls below the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% through acquisition, sale or other means must give written notification to the issuer and to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), hereinafter the “BaFin,” in writing without delay, but in any event within four business days.

In connection with the notification requirements, the German Securities Trading Act (Wertpapierhandelsgesetz) contains several provisions designed to ensure that shareholdings in listed companies are attributed to those persons who in fact control the voting rights associated with such shares. For example, if a party subject to the notification requirement controls a third party that owns shares, such shares are attributed to the party subject to the notification requirement. If the third party holds shares on behalf of the party subject to the notification requirement or a company controlled by it, the shares are attributed to the party subject to the notification requirement.

If the notification described above is not filed, the defaulting party subject to the notification requirement will be precluded from exercising certain rights (including voting and dividend rights) attached to its shares for the duration of such default.

Further, anyone holding, directly or indirectly, financial instruments that result in an entitlement to acquire, on the holder’s initiative alone and under a legally binding agreement, shares in an issuer (whose country of origin is the Federal Republic of Germany) that carry voting rights and have already been issued, must, without undue delay, but in any event within four business days, notify this to the issuer and simultaneously to BaFin if the thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% have been reached, exceeded or fallen below.

An issuer in Germany must publish these notifications without undue delay, but in any event within three business days of receiving them. The issuer must also, without undue delay but not before publication, register the notification with the commercial register and simultaneously report the publication to the BaFin.

In addition, the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) provides that any person whose voting interest in the Company reaches or exceeds 30% of the voting rights must, no later than the seventh calendar day following when the 30% threshold is reached or exceeded, publish this fact, including the new percentage of his voting rights. Unless granted an exemption, such person must make a mandatory public tender offer to all shareholders of the company.

Shareholders Meeting

According to the articles of association the general meeting of shareholders may be called by the Management Board or, if the wellbeing of the company so requires, the Supervisory Board. A general meeting of shareholders also must be called upon the written request of one or more shareholders holding ordinary shares representing an aggregate of 5% or more of the issued share capital of Evotec AG. Notice of a general meeting must be given at least 30 days prior to the date by which the company must have received the shareholders’ registration for participation in the meeting. The notice, the agenda and the text of proposed resolutions (drafted by the Management Board and the Supervisory Board or, in certain cases, only by the Supervisory Board) must be published in the company’s designated journal for public disclosures, the electronic version of the German Federal Gazette. The ordinary general shareholders’ meeting takes place within the first eight months of each business year at the registered office of the company.

Pursuant to the company’s articles of association, only those shareholders are entitled to attend the shareholders’ meeting and exercise their right to vote who register with the company by giving written (Textform) notice of their attendance in German or English. The notice of attendance must reach the company at its business address, or any other address designated in the published notice through which the shareholders’ meeting is announced, no later than on the seventh day prior to the date of the shareholders’ meeting; the notice of attendance must include the amount of shares the shareholder is registering. If the end of the deadline falls on a Sunday, on a legally recognized holiday at the registered office of the company or on a Saturday, then the notice of attendance must be received by the company on the workday prior to such day. In addition, the shareholders must provide proof of their eligibility to attend the general shareholders’ meeting. Such proof is provided by a written (Textform) confirmation of share ownership in German or English by the custodian bank or financial services institution and must refer to the shareholdings at the beginning of the twenty-first day (“record date”) prior to the shareholders’ meeting.

The right to vote may be exercised by proxy. Details on how to vote by proxy are published together with the notice and the agenda of a general shareholders’ meeting.

There are no quorum requirements for general meetings of Evotec AG. Shareholder resolutions are generally passed at a general meeting of the shareholders of Evotec AG by a majority of the votes cast, unless a greater majority or further requirements are required by law or by Evotec’s articles of association.

Shareholders’ Proposals

According to the German Stock Corporation Act (Aktiengesetz), one or more shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital are entitled to request that a general shareholders’ meeting be called. Shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital or holding shares in an aggregate nominal amount of at least €500,000 are entitled to require that a matter be placed on the agenda of the general shareholders’ meeting for resolution. The requests must be made in writing stating the purpose and the reasons therefor and must be addressed to the Management Board (Vorstand) as representative of the company. A proper request shall be published together with the notice of the shareholders’ meeting and the agenda in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger), or, if a request was made after the publication of the notice and agenda, shall be published separately within ten days after the notice was published. In addition, each shareholder may also submit, at or prior to the shareholders’ meeting, counter proposals to the proposals submitted by the Management Board and the Supervisory Board. Under certain circumstances, such counter proposals must be published in the electronic version of the German Federal Gazette prior to such shareholders’ meeting.

If the election of members of the Supervisory Board is an item on the agenda of the shareholders’ meeting, shareholders may nominate individuals for election to the Supervisory Board, in addition to those recommended by the Supervisory Board. The company will publish a shareholder’s nomination in the electronic version of the German Federal Gazette if it receives the nomination at least two weeks prior to the date of the shareholder’s meeting. The nomination must contain the name, profession, domicile and membership in other Supervisory Boards or in other comparable domestic or foreign financial supervisory bodies of the individual so nominated. In addition, any shareholder entitled to attend and vote at the shareholders’ meeting can nominate individuals for the Supervisory Board at the shareholders’ meeting if the election of members of the Supervisory Board is an item on the agenda.

Voting Rights

Each Evotec AG ordinary share entitles the holder to one vote at meetings of the shareholders. Shareholders may appoint proxies to represent them at a shareholders meeting. Shareholder resolutions are generally passed with a simple majority of the votes cast, unless statutory law or Evotec’s articles of association require otherwise.

Resolutions of the general shareholders’ meeting are adopted with a simple majority of the votes cast and, if a capital majority is required, with a simple majority of the share capital represented, unless a greater majority is required by mandatory statutory provisions or the articles of association. If a simple majority of votes cast is not achieved on the first ballot during an election, a second ballot shall take place. If the highest number of votes was received by two or more persons, there shall be a run-off ballot between the two persons who received the highest number of votes. In the event of a tie on the second ballot, a decision shall be made by random drawing.

According to the applicable German Stock Corporation Act (Aktiengesetz), certain resolutions of fundamental importance require not only a majority of votes cast but also a majority of at least 75% of the share capital represented when a vote is taken on the resolution. The articles of association of Evotec AG specifically provide for such a 75% majority for resolutions on:

•	the increase or decrease of the share capital;

•	the redemption of shares;

•	the issuance of convertible bonds (Wandelschuldverschreibungen);

•	amendments to the articles of association; and

•

transformations pursuant to the German Law Regulating the Transformation of Companies (Umwandlungsgesetz) (such as mergers, splits, spin-offs, asset transfers and change of the company’s corporate form).

Further resolutions of fundamental importance that require such a 75% majority under German Law include resolutions on:

•	the creation of authorized or conditional share capital;

•	the obligation to transfer the entire assets of the company pursuant to Section 179a of the German Stock Corporation Act (Aktiengesetz);

•	the execution of certain corporate contracts (e.g. control agreements and profit and loss transfer agreements); and

•	the dissolution of the company.

Neither the German Stock Corporation Act (Aktiengesetz) nor Evotec’s articles of association have any minimum quorum requirement applicable to shareholders meetings.

Shareholder Action by Written Consent

The German Stock Corporation Act does not permit shareholders to act by written consent outside a general shareholders’ meeting.

Amendment of Corporate Charter and Bylaws

Amendments of the Evotec AG articles of association may be proposed by the Evotec AG Supervisory Board or the Evotec AG Management Board—in which case they must be announced together with the notice and the agenda for the shareholders’ meeting—or by one or more shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital or holding ordinary shares in the aggregate amount of at least €500,000. Any amendment of the articles of association requires a resolution of the general shareholders’ meeting passed by at least 75% of the share capital represented when a vote is taken on the resolution.

In addition, the Supervisory Board may adopt amendments that relate solely to the wording of the articles of association.

Appraisal Rights

An appraisal proceeding (Spruchverfahren) is available to Evotec’s shareholders under the German Appraisal Proceedings Law (Spruchverfahrensgesetz) according to which a court can be asked to determine the adequacy of the consideration or compensation paid to (minority) shareholders in certain corporate transactions. These transactions include, inter alia, (a) the consolidation or merger of companies according to the provisions of the German Transformation Act (Umwandlungsgesetz); (b) the conclusion of a control or profit transfer agreements between a controlling shareholder and its dependent company; (c) the “squeeze-out” of minority shareholders by a shareholder holding at least 95% of the share capital of a corporation; and, (d) according to the German Federal Court of Justice, the delisting of the company from the German stock exchange; provided, in each case, that the shareholder seeking the adequacy determination complies with the procedural requirements specified in the respective statutory provisions.

Limitation of Directors’ Liability

Under compulsory provisions of the German Stock Corporation Act (Aktiengesetz), a stock corporation is not allowed to limit or eliminate the personal liability of the members of either the Management Board or the Supervisory Board for damages due to breach of duty in their official capacity. Evotec AG may, however, waive its claims for damages due to a breach of duty or reach a settlement with regard to such claims if more than three years have passed after such claims have arisen, but only with the approval of the general meeting of the shareholders, provided that such waiver may not be granted and such settlement may not be reached if shareholders holding, in the aggregate, at least 10% of the issued shares file an objection to the protocol of the shareholders’ meeting.

Indemnification of Officers and Directors

Under German law, Evotec AG may indemnify its officers (Leitende Angestellte), and, under certain circumstances, German labor law requires a stock corporation to provide such indemnification. However, Evotec AG may not, as a general matter, indemnify members of the Evotec AG Management Board or the Evotec AG Supervisory Board where such members are liable towards the company based on a breach of their fiduciary duties or other obligations towards the company. A German stock corporation (Aktiengesellschaft) may, however, purchase directors and officers insurance. Such insurance may be subject to mandatory restrictions imposed by German law. In addition, German law may permit a corporation to indemnify a member of the Management Board or the Supervisory Board for attorneys’ fees incurred if such member is the successful party in a suit in a country, such as the United States, where winning parties are required to bear their own costs, if German law would have required the losing party to pay such member’s attorneys’ fees had the suit been brought in Germany.

Evotec AG maintains insurance for the members of its Management Board and Supervisory Board with certain deductibles as recommended by the German Corporate Governance Code and with respect to the Supervisory Board, as provided by Evotec’s articles of association.

Conflict-of-Interest Transactions

In any transaction or contract between Evotec AG and any member of the Evotec AG Management Board, Evotec AG is represented by the Evotec AG Supervisory Board. The members of the Management Board are subject to a statutory non-compete provision. If this duty is breached the member of the Management Board is liable for damages or the company can demand to receive any profits or compensation the member of the Management Board has received or will receive through the competing transaction. Other conflicts of interest may have to be disclosed to the Supervisory Board if the member of the Management Board is unable to perform his fiduciary duties correctly.

The compensation of the Supervisory Board members is decided on by a shareholders’ resolution. Any contract according to which a member of the Supervisory Board is to provide services to the company beyond his statutory duties as a Supervisory Board member requires approval of the Supervisory Board to be valid. Any compensation received for such services must be repaid to the company if the Supervisory Board did not approve the underlying contract. In all other cases of conflicts of interests a Supervisory Board member is obligated to act according to his duties of care and loyalty. Beyond this there is no clear rule under German law for the treatment of such conflicts. However, pursuant to the German Corporate Governance Code and the rules of procedure of the Supervisory Board each member of Evotec AG’s Supervisory Board shall inform the Supervisory Board of any conflicts of interest which may result from a consultant or directorship function with clients, suppliers, lenders or other business partners of Evotec AG and its affiliates. Material conflicts of interest and those that are not merely temporary in respect of the member of the Supervisory Board shall result in the termination of the mandate of the respective member.

Loans to Directors and Officers

German law requires that any loan made by Evotec AG exceeding a month’s salary to (i) any member of the Management Board, any authorized signatories or general managers; (ii) their spouses, partners or minor children; or (iii) any person acting on behalf of or for account of one of the aforementioned, must be authorized by a resolution of the Supervisory Board. Loans made by Evotec AG to (i) a member of the Evotec AG Supervisory Board; (ii) their spouses, partners or minor children; or (iii) any person acting on behalf of or for account of one of the aforementioned, must also be authorized by a resolution. In such a Supervisory Board resolution, the member of the Evotec AG Supervisory Board who would be, or whose spouse, partner or minor child would be, or on behalf or for account of which any other person would be, the borrower is not entitled to vote.

Shareholder Suits

German law does not provide for class actions and does not generally permit shareholder derivative suits, even in the case of a breach of duty by the members of the Management Board or the Supervisory board. Company claims for compensatory damages against members of the Management Board or the Supervisory Board may, as a rule, only be asserted by the company itself, in which case the company is represented by the Management Board when claims are made against members of the Supervisory Board and the Supervisory Board when claims are made against members of the Management Board. According to a ruling by the German Federal Court of Justice (Bundesgerichtshof), the Supervisory Board is obligated to assert claims for compensatory damages against the Management Board that are likely to be successful, unless important company interests would conflict with such an assertion of claims and such grounds outweigh, or are at least comparable to, the grounds in favor of asserting claims. In the event that the relevant entity with powers of representation decides not to pursue such claims, then such claims of the company for compensatory damages must nevertheless be asserted against members of the Management Board or the Supervisory Board if the general shareholders’ meeting passes a resolution to this effect by a simple majority vote. Any damage claims should be brought within six months from the date of the shareholders’ meeting. The shareholders’ meeting may appoint special representatives to assert a claim for damages. The court shall, upon petition by shareholders whose aggregate holdings amount to at least 10% of the share capital or €1,000,000, appoint persons other than those appointed to represent Evotec AG to assert the claim for damages, if in the opinion of the court such appointment is appropriate for the proper assertion of such claim.

In addition, shareholders whose aggregate holdings amount to at least 1% of the share capital or €100,000 are entitled to request admission to file a claim for damages on behalf of Evotec AG. The court shall admit the claim if (a) the shareholders exercising the right to file a claim for damages establish that (i) they have acquired the shares prior to the alleged breach of duty; and (ii) they have demanded, to no avail, that Evotec AG file the claim within a reasonable period of time; (b) facts have been presented that justify a suspicion that Evotec AG has been damaged by improprieties or serious breaches of the law or the articles of association; and (c) no overriding interests of Evotec AG prevent the enforcement of the compensation claim.

Finally, each shareholder who was present at the general meeting of the shareholders and has objected to the resolutions in the minutes may, within one month after adoption of the respective resolutions of the general meeting of the shareholders, take action against the company to contest the resolutions (Anfechtungsklage).

Rights of Information and Inspection

German law does not permit shareholders to inspect corporate books and records. However, Section 131 of the German Stock Corporation Act (Aktiengesetz) provides each shareholder with a right to information at the general meeting of the shareholders, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda.

The right to information is a right only to oral information at a general shareholders’ meeting of the shareholders. Information may be given in writing to shareholders, but they are neither entitled to receive written information nor to inspect any documents of the corporation. As a practical matter, shareholders may receive certain written information about Evotec AG through its public filings with the commercial register (Handelsregister) and the electronic German Federal Gazette (elektronischer Bundesanzeiger) and other places for publication of the company.

Stock Repurchases

German law allows a stock corporation (Aktiengesellschaft) like Evotec AG to acquire its own shares on the basis of an authorization by the shareholders within the preceding 18 months and which sets forth the lowest and the highest price for the shares, so long as it acquires no more than 10% of its issued shares; the purpose of the acquisition by Evotec AG of its own shares may not be trading in own shares. Evotec AG may purchase its own shares for certain defined purposes (e.g., if the acquisition is necessary to avoid severe and immediate damage to Evotec AG, if the shares are to be offered for purchase to persons who are or were in an employment relationship with Evotec AG or an affiliate or if the acquisition is made to compensate shareholders in connection with the German Transformation Act (Umwandlungsgesetz)).

Takeover Statutes

On December 20, 2001, the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, hereinafter, the “TOA”) came into effect. The TOA, as amended, regulates all public offers to acquire certain market traded equity securities of German-based stock corporations (Aktiengesellschaft) or partnerships limited by shares (Kommanditgesellschaft auf Aktien), whose stock is admitted to trading on a regulated market in Germany or anywhere within the European Economic Area, whether for stock, cash or a combination thereof and irrespective of the size or purpose of the acquisition.

The TOA distinguishes between public offers (Öffentliche Angebote), takeover offers (Übernahmeangebote) and mandatory offers (Pflichtangebote). A public offer is defined as a publicly announced offer to acquire a target company’s stock (or equity-backed securities, i.e. convertible stock) through purchase or exchange from the individual shareholders. Once a party decides to submit a public offer, it is, pursuant to the TOA, obliged to publicly announce its intention promptly. Prior to the announcement, the offeror must notify the BaFin and the relevant stock markets. Typically within four weeks of such public announcement, the offeror is required to submit a detailed offering document (Angebotsunterlage) to the BaFin. The offering document may be publicly distributed only after its approval by the BaFin. Once approved, the offering document must be posted on the Internet and either broadly distributed free of charge or published in the electronic German Federal Gazette (elektronischer Bundesanzeiger). The offer must remain open for not less than four weeks. Such period will be extended automatically if the offer is modified or if during the offering period a third party makes a competing offer.

Takeover offers (Übernahmeangebote) are offers directed at gaining control of the target. Pursuant to the TOA, control is deemed to be gained if at least 30% of the voting rights of a company are held. In addition to the provisions regarding public offers, takeover offers are subject to further regulations. The TOA provides, among other things, that a takeover offer must be extended to all shareholders in a non-discriminatory manner. A limited takeover offer (i.e. a takeover offer through which the offeror seeks to acquire 30% or more but less than 100% of the remaining outstanding voting shares) is forbidden. Further, the consideration offered for the shares must be adequate. The adequate consideration must be the higher of the weighted average market price within the three-month period preceding the announcement of the offer and the price paid by the offeror (or such persons acting in concert with the offeror or their subsidiaries) for any shares acquired within a six-month period preceding the publishing of the offering document, including off-market block trades.

Pursuant to the TOA, in the period from publication of the decision to make a takeover offer through publication of the outcome of the offer, the Management Board of the target company may not take any action which might prevent the success of the offer. This prohibition, however, does not apply to (a) actions that would also have been performed by a diligent and prudent manager (ordentlicher und gewissenhafter Geschäftsleiter) of a company that is not the target of a takeover offer; (b) the seeking of a competing offer; and (c) acts approved by the Supervisory Board of the target company. Further, prior to the announcement of a takeover offer, the shareholders of a potential target may authorize the Management Board to undertake specifically determined measures aimed at preventing the success of a future takeover offer with the approval of the company’s Supervisory Board. Such authorization is valid for a maximum of 18 months. As of the date of this proxy statement/prospectus, Evotec’s shareholders have not authorized the Management Board to take any such measures.

If a person or a legal entity comes to hold, directly or indirectly, 30% or more of a target company and, therefore, controls the target company according to the TOA, that person or legal entity is obligated to make a tender offer for all outstanding securities of the target company (a “mandatory offer,” Pflichtangebot). A mandatory offer is, however, not required if the person or legal entity acquires control of a target company pursuant to a takeover offer. Mandatory offers are subject to the provisions on takeover offers and certain additional regulations.

Under the German Stock Corporation Act (Aktiengesetz), the shareholders of a corporation can, at the request of a person or a legal entity that holds, directly or indirectly, at least 95% of the share capital of the corporation (a “majority shareholder”), resolve to “squeeze-out” the remaining minority shareholders for a settlement in cash. Upon entry of such shareholder’s resolution in the Commercial Register, the shares of the minority shareholders are transferred to the majority shareholder. The majority shareholder determines the amount of the cash settlement to be paid to the minority shareholders. However, if such amount is not adequate, an adequate amount will be determined by the competent court at the request of any minority shareholder. If a shareholder owns more than 95% of the share capital immediately following a takeover offer a court will, at the request of such a shareholder filed within three months after the takeover procedure, decide to squeeze out the remaining minority shareholders for a settlement in cash. In such a case, but only if the majority shareholder received at least 90% of the share capital through the takeover offer itself, the offer price is considered adequate compensation for the squeezed out minority shareholders.

Dividends and Other Distributions

For each fiscal year, the Management Board prepares the annual financial statements and submits them to Evotec’s auditors. The auditor’s report, the annual financial statements and the Management Board’s proposal as to the disposition of the annual profit (either payment as dividends, transfer to reserves or carry forward to the next fiscal year) are submitted to the Supervisory Board. Upon final approval by the Supervisory Board, the Management Board submits its proposal as to the disposition of the annual profits to the shareholders at the shareholders’ meeting. Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends approved at a shareholders’ meeting are payable promptly after such meeting, unless otherwise decided at the shareholders’ meeting.

Subscription Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares by that corporation (as well as bonds convertible into shares, bonds with warrants to purchase shares, profit participating bonds and profit participating rights) in proportion to the number of shares such shareholder holds in the corporation’s existing share capital (pre-emptive rights or subscription rights; Bezugsrechte). The German Stock Corporation Act allows companies to exclude this preferential subscription right in limited circumstances and only if so provided in the same shareholder resolution that authorizes the accompanying capital increase or share issuance. At least 75% of the share capital represented at the meeting must vote to authorize the exclusion of subscription rights. Prior to approval by the shareholders, exclusion of subscription rights requires the Management Board to report on the reasons for the exclusion to the shareholders in writing. With regard to the authorized capital, the Evotec AG Management Board may increase Evotec’s share capital without offering subscription rights with the approval of the Supervisory Board.

Liquidation Rights

In accordance with the German Stock Corporation Act, if Evotec AG is liquidated, any liquidation proceeds remaining after all Evotec’s liabilities have been paid off would be distributed among Evotec’s shareholders in proportion to their holdings.

Share Repurchases by Evotec AG

German law allows a stock corporation (Aktiengesellschaft) like Evotec AG to acquire its own shares on the basis of an authorization by the shareholders’ within the preceding 18 months and which sets forth the lowest and the highest price for the shares, as long as it acquires no more than 10% of its issued shares; the purpose of the acquisition by Evotec AG of its own shares may not be trading in own shares and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to subscription rights relating to a capital increase. Further, Evotec AG may purchase its own shares for certain defined purposes (e.g., if the acquisition is necessary to avoid severe and immediate damage to Evotec AG, if the shares are to be offered for purchase to persons who are or were in an employment relationship with Evotec AG or an affiliate or if the acquisition is made to compensate shareholders in connection with the German Transformation Act (Umwandlungsgesetz)). Evotec AG has been authorized by a shareholders’ resolution to repurchases shares on May 30, 2007. As of the date of this Annual Report on Form 20-F, Evotec has repurchased 24,692 shares now held in treasury.

Listing Information

The Evotec ordinary shares are listed on the Prime Standard segment of the Frankfurt Stock Exchange under the symbol “EVT.” The ISIN International Securities Identification Number of the ordinary shares is DE 000 566 480 9. The ADSs are listed on the NASDAQ Global Market under the symbol “EVTC.”

Share Certificates

Pursuant to Evotec’s articles of association, share certificates may be issued in the form of global share certificates. Shareholders do not have the right to request the issuance of individual share certificates. The form of the share certificates and the dividend and renewal coupons is determined by Evotec’s Management Board. Evotec’s 73,868,447 ordinary shares are issued in the form of global share certificates with dividend coupons, which are deposited with the German clearing system of Clearstream Banking AG, Frankfurt am Main. Evotec AG does not intend to print individual share certificates.

Important Information About our Listing on the NASDAQ Global Market

Pursuant to NASDAQ’s Marketplace Rules, foreign private issuers such as Evotec may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. These requirements and the practices followed by Evotec are described below:

•

Evotec is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. Consistent with German law, Evotec’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of shareholders.

•

Evotec is exempt from NASDAQ’s requirement that directors be selected, or recommended for the Supervisory Board’s selection, by either a majority of independent directors or a nominations committee comprised solely of independent directors. Evotec’s director nomination process is governed by German law, pursuant to which director nominees are selected by the full Supervisory Board, rather than solely by independent directors.

•

Evotec is exempt from NASDAQ’s requirement that Evotec adopt a formal written charter or Board resolution addressing the director nominations process. Evotec’s director nomination process is governed by German law rather than a Nominations Committee charter or specific resolution of the Supervisory Board.

•

Evotec is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. Evotec is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. Evotec’s Articles of Association do not require shareholder approval prior to the establishment of a stock plan. The Articles of Association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. Evotec’s stockholders have granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further shareholder approval. Evotec plans to seek shareholder approval of stock plans and stock issuances only where required under German law or under Evotec’s Articles of Association.

Material U.S. Federal Income Tax Consequences Relating to the Ownership and Disposition of Evotec ADSs

The following summary is for informational purposes only and is not intended as tax or legal advice. Each holder should seek advice based on the holder’s particular circumstances from an independent tax advisor.

The following summarizes the material U.S. federal income tax consequences of acquiring, holding, and disposing of our ADSs. This discussion is based on the U.S. federal income tax laws as currently in effect as contained in the Internal Revenue Code (“Code”), Treasury Regulations, relevant judicial decisions, and administrative guidance. The U.S. federal tax laws are subject to change, possibly on a retroactive basis, and any such change may materially affect the tax consequences of acquiring, holding, or disposing of our ADSs. No rulings or opinions of counsel have been or will be requested with respect to any tax-related matter discussed herein. There can be no assurance that the positions Evotec takes on tax matters will be accepted by the Internal Revenue Service (“IRS”). This discussion relates only to U.S. federal income taxes and not to any local, state or foreign taxes or U.S. federal taxes other than income taxes.

This summary is based in part on the representations and covenants of the parties to the deposit agreement and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Any breach of such representations or covenants or failure to perform such obligations could have a material affect on the U.S. federal income tax treatment of acquiring, holding, and disposing of our ADSs.

Because this discussion is a general summary, it does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, nor does it address certain types of holders subject to special treatment under the federal income tax laws, including but not limited to tax-exempt organizations, qualified benefit plans, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, holders which are partnerships or other pass-through entities for federal income tax purposes, regulated investment companies, real estate investment companies, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons who directly or indirectly own or are deemed to own more than 10 percent of our voting stock, persons whose “functional currency” is not the U.S. dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, and persons acquiring ADSs in connection with the performance of services.

This discussion addresses only holders: (i) who are U.S. Holders (except as specifically noted under “Non-U.S. Holders of ADSs”); and (ii) who hold our ADSs as capital assets. For this purpose, “U.S. Holders” are beneficial owners of our ADSs who are individual citizens or residents of the United States, corporations or other business entities organized under the laws of the United States, any state, or the District of Columbia, estates with income subject to U.S. federal income tax, trusts that are subject to primary supervision by a U.S. court and for which U.S. persons control all substantial decisions, or trusts that have made a valid election under applicable Treasury Regulations to be treated as a United States person (within the meaning of the Code).

Ownership of ADSs in general

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for German taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Distributions

Subject to the discussion of the passive foreign investment company rules below, a U.S. Holder will be required to include in gross income as dividends (taxable as ordinary income) the gross amount of any distribution (before reduction for any German taxes withheld therefrom, but excluding any distribution of our shares distributed pro rata to all Evotec shareholders, including holders of ADSs) paid on ADSs to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ADSs and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ADSs. Evotec does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a distribution to a U.S. Holder may be treated as a taxable dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends will constitute foreign-source income for foreign tax credit limitation purposes.

In the case of a U.S. Holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates of up to 35 percent and generally will not qualify for a dividends-received deduction. Certain non-corporate U.S. Holders receiving dividends from a German corporation may be eligible for a reduced U.S. tax rate (equal to the tax rate on long-term capital gains) on “qualified dividends” if received in tax years beginning on or before December 31, 2010 as long as we are not passive foreign investment company (discussed below) and the holder satisfies certain holding period requirements.

Distributions of current or accumulated earnings and profits paid in a non-U.S. currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received by the depositary. A U.S. Holder that receives a non-U.S. currency distribution and converts the non-U.S. currency into U.S. dollars on the date of receipt will realize no foreign currency gain or loss. If the U.S. Holder converts the non-U.S. currency to U.S. dollars on a date subsequent to receipt, such U.S. Holder will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar from the date of receipt to the date of conversion, which will generally be U.S.-source ordinary income or loss.

Disposition of ADSs

Subject to the discussion of the passive foreign investment company rules below, upon the sale, exchange, or other disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in its ADSs and the amount realized on the disposition. A U.S. Holder’s tax basis in its ADSs will be the U.S. dollar value of the Euro denominated purchase price determined on the date of purchase. If the ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. dollar value of the cost of such ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. dollars to Euros and immediately uses that currency to purchase ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder. The amount realized on the disposition of ADSs generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holderr, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A accrual basis U.S. Holder that does not so elect must translate the amount received at the spot rate of exchange on the “trade date.”

Capital gain from the sale, exchange or other disposition of ADSs held more than one year is long-term capital gain. Long-term capital gains recognized by certain non-corporate U.S. Holders in tax years beginning on or before December 31, 2010 may qualify for a maximum rate of taxation of 15 percent. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of ADSs generally will be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. The deductibility of a capital loss is subject to limitations, as are losses upon a taxable disposition of ADSs if the U.S. Holder purchases, or enters into a contract to purchase, substantially identical securities within 30 days before or after any disposition. A U.S. Holder that receives non-U.S. currency proceeds and converts the non-U.S. currency into U.S. dollars on the date of receipt will realize no foreign currency gain or loss. If the U.S. Holder converts the non-U.S. currency to U.S. dollars on a date subsequent to receipt, such U.S. Holder will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar from the date of receipt to the date of conversion, which will generally be U.S.-source ordinary income or loss.

Deduction or Credit for Foreign Taxes Withheld

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes paid or withheld at source either as a deduction from gross income or as a credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed one’s regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from dividends received on the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which an U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute.

Passive Foreign Investment Company Considerations

Evotec will be a passive foreign investment company, or PFIC, if 75 percent or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25 percent or more of the stock by value, is passive income. Alternatively, we will be a PFIC if at least

50 percent of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25 percent or more of the stock by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. PFIC status cannot be determined until the close of the year in question and is determined annually.

If we are a PFIC, each U.S. Holder, upon certain excess distributions by us and upon disposition of ADSs at a gain, would be liable to pay tax at the highest then-prevailing income tax rate on ordinary income, plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ADSs. Additionally, if we are a PFIC, a U.S. Holder who acquires ADSs from a deceased person who was a U.S. Holder would not receive the step-up of the income tax basis to fair market value for such ADSs. Instead, such U.S. Holder would have a tax basis equal to the deceased’s tax basis, if lower. Furthermore, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a certain U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. This proposed regulation is not yet effective, but the IRS could make it effective at any time, possibly with retroactive effect.

If a U.S. Holder has made a qualifying electing fund (“QEF”) election covering all taxable years during which the holder held ADSs and in which we were a PFIC, distributions and gains will not be taxed as described above, nor will the denial of a basis step-up at death described above apply. Instead, a U.S. Holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed. Where items that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of a U.S. Holder’s ADSs under the QEF rules is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Payment of taxes on undistributed income may be deferred under a separate election. If deferred, the taxes will be subject to an interest charge. Where a U.S. Holder has elected the application of the QEF rules to its PFIC ADSs, and the excess distribution rules do not apply to such ADSs (because of a timely election or a purge of the PFIC taint), any gain realized on the appreciation of the PFIC ADSs is taxable as capital gain (if the ADSs are a capital asset in the hands of the investor) and no interest charge is imposed. In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. We can provide no assurance that we will possess or provide the information necessary for U.S. Holders to make a QEF election.

If a U.S. Holder held ADSs in a year in which we were a PFIC but had not made a QEF election covering such years, such U.S. Holder may make a QEF election and “purge the PFIC taint” by recognizing gain as if it had sold the ADSs on the first day of the taxable year for which the QEF election is made, as long as the U.S. Holder held the ADSs and can establish their fair market value on that day. The U.S. Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described above applicable to U.S. Holders making a QEF election.

Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years with respect to holders of ADSs in the year of the initial determination, whether or not the corporation meets the tests for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for the first year the U.S. Holder holds or is deemed to hold ADSs and for which we are determined to be a PFIC, or who has made the QEF election and purged the PFIC taint, however, is not subject to the PFIC rules or the QEF regime for the years in which we are not a PFIC.

If our ADSs are treated as “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. Holder of our ADSs may elect to mark the ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the holder’s adjusted tax basis in such ADSs and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election in previous taxable years. As with the QEF election, a U.S. Holder who makes a mark-to-market election would not be subject to the general PFIC regime and the denial of basis step-up at death described above. We can provide no assurance that our ADSs are or will be in the future eligible for the mark-to-market election.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders of ADSs generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. Holder of ADSs does not make a QEF election in respect of a lower-tier PFIC, the U.S. Holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of its ADSs. A mark-to-market election under the PFIC rules with respect to ADSs would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. Holders of ADSs could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. Holder made a mark-to-market election under the PFIC rules in respect of the ADSs and made a QEF election in respect of a lower-tier PFIC, that U.S. Holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. Holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

Evotec’s PFIC status is a factual determination made after the close of each taxable year. There can be no assurance that Evotec will not be treated as a PFIC for any particular taxable year.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including our ownership of any non-U.S. subsidiaries. As a result, U.S. Holders of ADSs are strongly encouraged to consult their tax advisors about the PFIC rules in connection with their purchasing, holding or disposing of ADSs.

Non-U.S. Holders of ADSs

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. Holder of ADSs will not be subject to U.S. federal income tax on the payment of dividends on ADSs and gain from the disposition of ADSs unless such income is U.S.-source income and: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, where required by an applicable income tax treaty, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or (2) the non-U.S. Holder is an individual who holds the ADSs as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and such non-U.S. Holder does not qualify for an exemption. If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such income in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty. A non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such income at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares.

Information Reporting and Backup Withholding

Information and backup withholding requirements may apply to payments in respect of our ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of ADSs, other than an “exempt recipient,” including most corporations, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons. For payments made by or through a U.S. person or a U.S. office of a non-U.S. person: (1) U.S. Holders will be subject to back-up withholding (currently at 28 percent for taxable years through 2010) on dividends paid on ADSs, and on the sale, exchange or other disposition of ADSs, unless the U.S. Holder provides a duly executed IRS Form W-9 or otherwise establishes that it is an “exempt receipient”; (2) non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on ADSs, or the proceeds from the sale, exchange or other disposition of ADSs, provided that such non-U.S. Holder certifies to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

THE U.S. FEDERAL AND NON-U.S. INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE BASED ON PRESENT LAW AND DO NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A EVOTEC ADS HOLDER, EVOTEC ADS HOLDERS ARE ACCORDINGLY URGED TO CONSULT THEIR OWN TAX ADVISORS.

Item	11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Evotec’s only exposure to market risk for changes in interest rates is in connection with its available-for-sale financial assets and borrowings. The primary objective of Evotec’s cash investment activities is to simultaneously preserve principal and maximize interest income without significantly increasing risk. To minimize risk, Evotec maintains its portfolio of cash and cash equivalents and available-for-sale financial assets in a variety of interest-bearing instruments, including money market funds. Evotec does not consider its current exposure to risks for changes in interest rates to be material. Please see also Note (22) to the Consolidated Financial Statements included in this report.

Foreign Currency Exchange Rate Risk

Overview

The Company is in connection with all financial instruments recorded at December 31, 2007 exposed to currency risks associated with the US Dollar and UK Sterling due to financial instruments held in currencies which are not the functional currency of Evotec. The subsidiaries of Evotec AG situated in the United Kingdom are additionally exposed to the currency risks associated with the Euro in relation to their functional currency. Please see also Note (22) and Note (23) to the Consolidated Financial Statements included in this report.

At December 31, 2006, which is prior to the disposition of the Chemicals Business in the fourth quarter of 2007, Evotec’s primary foreign currency risk related to changes in the exchange rate between the U.S. dollar and the UK pound sterling because the disposed business generated a substantial portion of its revenues in U.S. dollars while it incurred a significant portion of operating expenses in the UK.

At December 31, 2007, after the disposition to the Chemicals Development Business, Evotec’s risk is significantly reduced with some exposure remaining for the exchange rate of the U.S. dollar versus the euro.

Evotec is exposed to translation risk because a significant percentage of its revenues and expenses are realized and incurred in currencies other than the euro, which is Evotec’s reporting currency. Evotec is also exposed to translation risk because certain of its assets and liabilities are denominated in currencies other than the euro. Evotec is exposed to transaction risk because it generates revenues in foreign currencies while its consolidated entities incur costs in their respective local functional currencies. As a result, there are receivables denominated in a foreign currency. Please see also Note (23) to the Consolidated Financial Statements included in this report.

Translation Risk

Prior to the disposition of the Chemicals Business in the fourth quarter of 2007, Evotec’s UK operations represented a substantial portion of Evotec’s operations. The UK operations are then translated into euros for inclusion in Evotec’s consolidated financial statements. Thus, a decline in the value of the UK pound sterling against the euro negatively affected on Evotec’s consolidated statement of operations reported in euros even if the subsidiary’s operations in local currency did not change.

In addition, the investment in the UK subsidiary is subject to exchange rate risk which is directly reflected in equity.

Transaction Risk

Evotec is exposed to transaction risk because a portion of its revenues is denominated in U.S. dollars while expenses are incurred in local currencies, primarily UK pound sterling with respect to its discontinued UK operations, but also in euros. Accordingly, changes of the exchange rate of the U.S. dollar against UK pound sterling or euro can significantly affect Evotec’s results of operations. In attempting to mitigate its exposure to foreign currency transaction risks, Evotec periodically enters into agreements to obtain or sell foreign currencies at specified rates based on expected future cash flows for the respective currency.

With increasing activities in the United States, Evotec has increasingly attempted to match U.S. dollar-denominated expenses to U.S. dollar-denominated revenues.

In the period ended December 31, 2007, the actual decline of the U.S. dollar against the euro negatively affected revenues as reported in euros whereas the actual strengthening of the UK pound sterling against the euro negatively affected expenses as reported in euros. In the period ended December 31, 2007, Evotec has conducted a significant portion of its clinical trials in the United States and thus incurred U.S. dollar denominated expenses. The actual decline of the U.S. dollar against the euro positively affected these expenses as reported in euros.

Concentration of Credit Risk

Although Evotec has a policy of entering into collaboration and licensing transactions only with highly reputed, financially sound counterparts, Evotec is exposed to credit risk from its trade debtors since its collaborations and licensing income arise from a small number of transactions.

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. Evotec is exposed to counterparty risk primarily with respect to trade accounts receivables. Evotec’s policy is to manage these risks by having a number of geographically diverse customers and review of the counterparty’s creditworthiness. In addition, Evotec is exposed to concentrations of credit risk due to investments in money market funds, which are classified on Evotec’s consolidated balance sheet as available-for-sale. Although Evotec monitors the credit quality of the financial institutions where it holds bank accounts, cash balances and securities, Evotec is exposed to concentrations of credit risk that arise from these holdings.

Item 12.    Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.    Controls and Procedures

(a) Disclosure Controls and Procedures

Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective to ensure that material information relating to Evotec was made known to them by others, particularly during the period in which this Annual Report on Form 20-F was being prepared.

(c) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Supervisory Board has designated Peer Schatz as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act.

Item 16B.    Code of Ethics

We have adopted a code of conduct, which is our ethical business conduct policy, we believe that this code of conduct qualifies as a code of ethics, as required by SEC and is published on our website www.evotec.com. The code of conduct applies to all of Evotec’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions.

Item 16C.    Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates are pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2007 Annual General Meeting of Shareholders held on May 30, 2007, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2007. Set forth below are the total fees expensed, on a consolidated basis, by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, for providing audit and other professional services in each of the last two fiscal years:

	2007	2006
	T€	T€
Audit fees	664	250
Other attestation and valuation services	29	16
Tax fees	127	88
All other fees	15	65

Total	835	419

Item 16D.    Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Evotec AG acquired in 2007 the following number of its own shares:

March 2007: (a) 15,511 shares purchased , (b) price per share paid Euro 3.79, (c) not part of a publicly announced program—shares to be used as Supervisory Board remuneration, (d) under the authorization granted by the 2007 AGM of Evotec AG, a maximum number of 481,489 shares may yet be purchased, but only for purposes of Supervisory Board remuneration which is fixed by Evotec AG’s AGM. For details of Supervisory Board remuneration, see Item 6 of this Form 20-F.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

INDEX TO FINANCIAL STATEMENTS

Evotec AG and Subsidiaries

Consolidated Financial Statements

Financial Statement Schedule	See Exhibit 11

Report of Independent Registered Public Accounting Firm

The Supervisory Board

Evotec AG:

We have audited the accompanying consolidated balance sheets of Evotec AG and subsidiaries (“Evotec”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evotec as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Hamburg, Germany

June 20, 2008

Evotec AG and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Euro in thousands, except share data)

	Footnote reference	As of December 31,
		2007	2006
ASSETS
Current assets:
Cash and cash equivalents	6	37,991	58,196
Investments	6	55,685	20,527
Trade accounts receivables	7	4,908	6,189
Accounts receivables due from related parties	27	229	454
Inventories	8	2,394	4,782
Current tax receivables		4,030	1,127
Other current financial assets	9	2,451	—
Prepaid expenses and other current assets		4,153	3,115
Assets classfied as held for sale		—	20,124

Total current assets		111,841	114,514

Non-current assets:
Long-term investments	10	10	—
Long term investments accounted for using the equity method	10	648	—
Property, plant and equipment	11	18,561	34,669
Intangible assets, excluding goodwill	12	37,421	42,989
Goodwill	12	38,978	48,915
Other non-current financial assets	13	419	2,036

Total non-current assets		96,037	128,609

Total assets		207,878	243,123

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term loans	15	1,297	2,586
Current portion of finance lease obligations	16	539	1,197
Trade accounts payable		14,655	11,480
Accounts payable to related parties	27	438	4
Advanced payments received		47	413
Provisions	17	5,123	5,232
Deferred revenues		853	2,975
Current income tax payables	19	344	—
Other current finanical liabilities		630	1,037
Other current liabilities	18	411	23,516
Liabilities classified as held for sale		—	7,035

Total current liabilities		24,337	55,475

Non-current liabilities:
Long-term loans	15	9,125	6,296
Long-term finance lease obligations	16	700	1,827
Deferred tax liabilities	19	1,597	6,453
Deferred revenues		550	1,119
Provisions	17	1,016	1,653
Other non-current financial liabilities		—	1,980

Total non-current liabilities		12,988	19,328

Stockholders´ equity:
Share capital*	21	73,868	68,079
Treasury Shares		(99)	(83)
Additional paid-in capital		628,629	612,476
Reserve		(36,751)	(28,208)
Accumulated deficit		(495,094)	(483,938)

Equity attributable to shareholders of Evotec AG		170,553	168,326
Minority interests		—	(6)

Total stockholders’ equity		170,553	168,320

Total liabilities and stockholders’ equity		207,878	243,123

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro in thousands, except share and per share data)

		Continuing operations
	Footnote reference	Years ended December 31,
		2007	2006	2005
Revenue:
Drug discovery products & development of technologies		12	12	275
Drug discovery services		32,873	40,563	41,562

Total revenue		32,885	40,575	41,837

Costs of revenue
Drug discovery products & development of technologies		7	5	152
Drug discovery services		24,855	26,802	27,485

Total costs of revenue		24,862	26,807	27,637

Gross profit		8,023	13,768	14,200

Operating costs and expenses:
Research and development expenses		36,938	30,307	9,139
Selling, general and administrative expenses		17,806	15,029	12,534
Amortization of intangible assets	12	2,589	3,256	6,191
Impairment of goodwill	12	5,819	—	—
Impairment of intangible assets	11	3,316	—	—
Reversal of impairment	11	(589)	(593)	—
Restructuring expenses		356	—	—
Other operating income		(2,162)	—	—
Other operating expenses		2,065	285	544

Total operating costs and expenses		66,138	48,284	28,408

Operating income (loss)		(58,115)	(34,516)	(14,208)

Other non-operating income (expense)
Interest income		1,960	1,271	773
Interest expense		(483)	(578)	(606)
Loss from equity investments	10	(22)	—	(2,552)
Other income from financial assets		528	5	—
Foreign currency exchange gain (loss), net		1,578	(128)	(639)
Other non-operating expense		(20)	(280)	—
Other non-operating income		169	555	614

Total non-operating income		3,710	845	(2,410)

Income (loss) before taxes		(54,405)	(33,671)	(16,618)
Current tax income (expense)	19	(53)	(321)	(226)
Deferred tax benefit	19	6,405	4,992	2,589

Net income (loss)		(48,053)	(29,000)	(14,255)
Minority interests		—	—	—
Net income (loss) attributable to shareholders of Evotec AG		(48,053)	(29,000)	(14,255)
Weighted average shares outstanding		71,828,980	66,355,593	51,987,921
Net income (loss) per share (basic and diluted)		(0.67)	(0.44)	(0.27)

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro in thousands, except share and per share data)

		Discontinued operations
	Footnote reference	Years ended December 31,
		2007	2006	2005
Revenue:
Drug discovery products & development of technologies		—	17,327	15,670
Drug discovery services		21,498	26,779	22,278

Total revenue		21,498	44,106	37,948

Costs of revenue
Drug discovery products & development of technologies		—	9,667	7,826
Drug discovery services		16,026	17,596	15,357

Total costs of revenue		16,026	27,263	23,183

Gross profit		5,472	16,843	14,765

Operating costs and expenses:
Research and development expenses		—	3,136	4,789
Selling, general and administrative expenses		3,135	9,166	7,992
Amortization of intangible assets	12	—	811	3,542
Impairment of goodwill	12	—	6,560	—
Impairment of intangible assets	11	—	—	—
Reversal of impairment	11	—	—	(643)
Restructuring expenses		—	606	917
Other operating income		—	—	—
Other operating expenses		—	1,322	1,619

Total operating costs and expenses		3,135	21,601	18,216

Operating income (loss)		2,337	(4,758)	(3,451)

Other non-operating income (expense)
Interest income		164	121	83
Interest expense		(75)	(128)	(123)
Loss from equity investments	10	—	—	—
Other income from financial assets		36,392	—	—
Foreign currency exchange gain (loss), net		207	(48)	(92)
Other non-operating expense		—	(268)	—
Other non-operating income		—	6,872	326

Total non-operating income		36,688	6,549	194

Income (loss) before taxes		39,025	1,791	(3,257)
Current tax income (expense)	19	(366)	(497)	(9)
Deferred tax benefit	19	(1,762)	1	792

Net income (loss)		36,897	1,295	(2,474)
Minority interests		—	—	207
Net income (loss) attributable to shareholders of Evotec AG		36,897	1,295	(2,681)
Weighted average shares outstanding		71,828,980	66,355,593	51,987,921
Net income (loss) per share (basic and diluted)		0.51	0.02	(0.05)

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro in thousands, except share and per share data)

		Total
	Footnote reference	Years ended December 31,
		2007	2006	2005
Revenue:
Drug discovery products & development of technologies		12	17,339	15,945
Drug discovery services		54,371	67,342	63,840

Total revenue		54,383	84,681	79,785

Costs of revenue
Drug discovery products & development of technologies		7	9,672	7,978
Drug discovery services		40,881	44,398	42,842

Total costs of revenue		40,888	54,070	50,820

Gross profit		13,495	30,611	28,965

Operating costs and expenses:
Research and development expenses		36,938	33,443	13,928
Selling, general and administrative expenses		20,941	24,195	20,526
Amortization of intangible assets	12	2,589	4,067	9,733
Impairment of goodwill	12	5,819	6,560	—
Impairment of intangible assets	11	3,316	—	—
Reversal of impairment	11	(589)	(593)	(643)
Restructuring expenses		356	606	917
Other operating income		(2,162)	—	—
Other operating expenses		2,065	1,607	2,163

Total operating costs and expenses		69,273	69,885	46,624

Operating income (loss)		(55,778)	(39,274)	(17,659)

Other non-operating income (expense)
Interest income		2,124	1,392	856
Interest expense		(558)	(706)	(729)
Loss from equity investments	10	(22)	—	(2,552)
Other income from financial assets		36,920	5	—
Foreign currency exchange gain (loss), net		1,785	(176)	(731)
Other non-operating expense		(20)	(548)	—
Other non-operating income		169	7,427	940

Total non-operating income		40,398	7,394	(2,216)

Income (loss) before taxes		(15,380)	(31,880)	(19,875)
Current tax income (expense)	19	(419)	(818)	(235)
Deferred tax benefit	19	4,643	4,993	3,381

Net income (loss)		(11,156)	(27,705)	(16,729)
Minority interests		—	—	207
Net income (loss) attributable to shareholders of Evotec AG		(11,156)	(27,705)	(16,936)
Weighted average shares outstanding		71,828,980	66,355,593	51,987,921
Net income (loss) per share (basic and diluted)		(0.16)	(0.42)	(0.33)

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Euro in thousands)

	Years ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net loss	(11,156)	(27,705)	(16,729)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	5,985	6,875	7,067
Amortization of intangible assets	2,589	4,067	9,733
Change in valuation allowances for current assets	55	242	1,769
Depreciation of current assets	368	—
Reversal of impairment of tangible assets	(589)	(593)	(643)
Impairment of goodwill	5,819	6,560	—
Impairment of intangible assets	3,316	—	324
Net loss from equity investments	22	—	2,228
Stock compensation expense	1,024	1,127	749
Gain on sale of shares in subsidiaries	(11,692)	(5)	—
Gain on sale of the chemical development business	(25,227)	—
Loss on sale of property, plant and equipment	61	92	13
Gain on sale of property, plant and equipment	(2)	(4)	—
Deferred tax benefit	(4,643)	(4,993)	(3,381)
Decrease (increase) in:
Accounts receivable	1,165	3,297	2,192
Inventories	1,779	(1,311)	(1,903)
Other assets from sale of shares in subsidiaries
Other assets	(42)	(2,426)	(228)
Increase (decrease) in:
Accounts payable	3,709	4,409	1,585
Advanced payments received	(366)	468	192
Deferred revenues	(2,444)	38	(2,515)
Provisions	(483)	1,643	1,235
Current non-income taxes payable	344	411	246
Other liabilities	(358)	2,851	1,055
Cash paid during the year for:
Interest	(370)	(560)	(760)
Taxes	(536)	(263)	(326)

Net cash used in operating activities	(31,672)	(5,780)	1,903
Cash flows from investing activities:
Acquisition costs	(281)	—	—
Purchase of current investments	(16,551)	(4,661)	(4,222)
Purchase of long-term investments	(1,375)	(266)	(2,735)
Purchase of property, plant and equipment	(4,112)	(3,399)	(4,083)
Purchase of intangible assets	(237)	(1,515)	(3,796)
Cash acquired	332	—	19,244
Proceeds from sale of property, plant and equipment	—	24	24
Proceeds from sale of discontinued operations	42,526	22,167	—
Proceeds from sale of shares in associated companies	500	5	—
Proceeds from sale of current investments	496	—	—

Net cash provided by investing activities	21,298	12,355	4,432

Cash flows from financing activities:
Proceeds from capital increase	147	18,039	28,460
Transaction costs	(1,111)	—	—
Proceeds from issuance of loans	6,043	7,900	6,532
Purchase of own stock	(59)	(83)	—
Repayment of loans	(6,020)	(10,006)	(8,416)

Net cash used in financing activities	(1,000)	15,850	26,576

Net increase (decrease) in cash and cash equivalents	(11,374)	22,425	32,911
Exchange rate difference	(8,831)	(59)	796
Cash and cash equivalents at beginning of year	58,196	37,998	4,291

Cash and cash equivalents at end of year	37,991	60,364	37,998

thereof included in assets held for sale	—	2,168	—
Supplemental disclosures of cash flow information:
Supplemental schedule of non-cash activities:
Acquisition of long-term investments	21,129	—	40,802
Additions to finance leases	218	936	1,590
Share capital in ENS Holdings, Inc.			2,252

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEAR ENDED December 31, 2007

(Euro in thousands, except share data)

	Footnote reference	Share capital		Additional paid-in capital	Treasury shares	Reserve			Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interests	Total stockholders’ equity
		Shares	Amount			Unearned compensation	Foreign currency translation	Asset Revaluation reserve
Balance at January 1, 2005		38,010,130	38,010	552,360	—	(1,716)	(38,994)	—	(439,304)	110,356	574	110,930
Share Capital in ENS Holdings, Inc				2,252						2,252		2,252
Acquisition ENS Holdings Inc.		14,276,883	14,277	26,419				7,060		47,756		47,756
Capital Increase 24 June		10,457,402	10,457	17,880						28,337		28,337
Capital Increase (stock options)		15,009	15	19						34		34
Stock option plan						749				749		749
Stock option plan acquired						(655)				(655)		(655)
Minority interest											(214)	(214)
Recognized income and expense
Foreign currency translation							3,141			3,141	(567)	2,574
Revaluation									41	41		41

Total income and expense recognized directly in equity		—	—	—	—	—	3,141	—	41	3,182	(567)	2,615
Net loss									(16,936)	(16,936)	207	(16,729)
Total recognized income and expense										(13,754)	(360)	(14,114)

Balance at December 31, 2005		62,759,424	62,759	598,930	—	(1,622)	(35,853)	7,060	(456,199)	175,075	—	175,075
Capital increase	21	5,228,701	5,229	12,605	—	—	—	—	—	17,834	—	17,834
Capital increase (stock options)	20	90,694	91	114	—	—	—	—	—	205	—	205
Stock option plan	20	—	—	817	—	310	—	—	—	1,127	—	1,127
Purchase of treasury stock		—	—	—	(83)	—	—	—	—	(83)	—	(83)
Minority interests		—	—	10	—	—	—	—	(4)	6	(6)	—
Recognised income and expense
Foreign currency translation		—	—	—	—	—	1,897	—	—	1,897	—	1,897
Revaluation		—	—	—	—	—	—	—	(30)	(30)	—	(30)

Total income and expense recognized directly in equity		—	—	—	—	—	1,897	—	(30)	1,867	—	1,867
Net loss		—	—	—	—	—	—	—	(27,705)	(27,705)	—	(27,705)

Total recognized income and expense									(27,735)	(25,838)	—	(25,838)

Balance at December 31, 2006		68,078,819	68,079	612,476	(83)	(1,312)	(33,956)	7,060	(483,938)	168,326	(6)	168,320

Capital increase	21	5,726,012	5,726	15,403	—	—	—	—	—	21,129	—	21,129
Capital increase (stock options)	20	63,616	63	85	—	—	—	—	—	148	—	148
Stock option plan	20	—	—	665	—	359	—	—	—	1,024	—	1,024
Purchase of treasury stock		—	—	—	(58)	—	—	—	—	(58)	—	(58)
Transfer of treasury shares		—	—	—	42	—	—	—	—	42	—	42
Minority interests		—	—	—	—	—	—	—	—	—	6	6
Income and expense recognised directly in equity
Foreign currency translation		—	—	—	—	—	(8,871)	—	—	(8,871)	—	(8,871)
Revaluation		—	—	—	—	—	—	(31)	—	(31)	—	(31)

Total income and expense recognized directly in equity		—	—	—	—	—	(8,871)	(31)	—	(8,902)	—	(8,902)
Net loss		—	—	—	—	—	—	—	(11,156)	(11,156)	—	(11,156)

Total recognized income and expense										(20,058)	—	(20,058)

Balance at December 31, 2007		73,868,447	73,868	628,629	(99)	(953)	(42,827)	7,029	(495,094)	170,553	—	170,553

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED FIXED ASSET MOVEMENT SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2007

(Euro in thousands)

	Acquisition and manufacturing costs								Depreciation, amortization and writedowns							Net book value
	January 1, 2007	Foreign exchange	Discontinued operations	Additions	Business combination	Disposals	Reclass	December 31, 2007	January 1, 2007	Foreign exchange	Discontinued operations	Additions	Disposals	Impairment	December 31, 2007	December 31, 2007	December 31, 2006
I. Intangible assets
1. Patents and licences	5,543	—	—	237	—	—	—	5,780	3,507	—	—	359	—	—	3,866	1,914	2,036
2. Goodwill	48,915	(3,833)	285	—	—	5,819	—	38,978	—	—	—	—	—	—	—	38,978	48,915
3. Developed technology	69,313	—	—	—	100	—	—	69,413	30,785	—	—	—	—	3,316	34,101	35,312	38,528
4. Customer list	27,917	—	—	—	—	—	—	27,917	25,492	—	—	2,230	—	—	27,722	195	2,425

	151,688	(3,833)	285	237	100	5,819	—	142,088	59,784	—	—	2,589	—	3,316	65,689	76,399	91,904

II. Property, plant and equipment
1. Buildings and leasehold improvements	28,266	(2,408)	13,451	26	—	1,617	3	10,819	15,208	(1,443)	9,486	1,300	890	(248)	4,441	6,378	13,058
2. Plant, machinery and equipment	51,243	(3,667)	19,121	2,105	—	6,566	—	23,994	35,540	(2,649)	15,556	1,638	3,736	(341)	14,896	9,098	15,703
3. Furniture and fixtures	11,905	(869)	1,935	618	—	2,146	—	7,573	10,081	(810)	1,776	665	1,993	—	6,167	1,406	1,824
4. Purchased software	1,188	—	—	14	—	82	—	1,120	1,048	—	—	51	82	—	1,017	103	140
5. Finance leases	6,339	(547)	2,646	—	—	—	—	3,146	3,430	(377)	2,014	941	—	—	1,980	1,166	2,909
6. Assets under construction	1,035	(119)	900	420	—	23	(3)	410	—	—	—	—	—	—	—	410	1,035

	99,976	(7,610)	38,053	3,183	—	10,434	—	47,062	65,307	(5,279)	28,832	4,595	6,701	(589)	28,501	18,561	34,669

	251,664	(11,443)	38,338	3,420	100	16,253	—	189,150	125,091	(5,279)	28,832	7,184	6,701	2,727	94,190	94,960	126,573

Evotec AG and Subsidiaries

CONSOLIDATED FIXED ASSET MOVEMENT SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2006

(Euro in thousands)

	Acquisition and manufacturing costs						Depreciation, amortization and writedowns							Net book value
	January 1, 2006	foreign exchange	Discontinued operations	Additions	Disposals	December 31, 2006	January 1, 2006	Foreign exchange	Discontinued operations	Additions	Disposals	Reversal of impairment	December 31, 2006	December 31, 2006	December 31, 2005
I. Intangible assets
1. Patents and licences	6,251	—	(708)	—	—	5,543	3,248	—	(45)	304	—	—	3,507	2,036	3,003
2. Goodwill	54,317	1,198	—	—	6,600	48,915	—	—	—	—	—	—	—	48,915	54,317
3. Capitalized development expenses	1,177	—	(1,177)	—	—	—	163	—	(163)	—	—	—	—	—	1,014
4. Developed technology	69,272	618	(577)	—	—	69,313	30,244	618	(77)	—	—	—	30,785	38,528	39,028
5. Customer list	28,758	450	(1,291)	—	—	27,917	22,348	450	(258)	2,952	—	—	25,492	2,425	6,410

	159,775	2,266	(3,753)	—	6,600	151,688	56,003	1,068	(543)	3,256	—	—	59,784	91,904	103,772

II. Property, plant and equipment
1 Buildings and leasehold improvements	27,663	607	—	117	121	28,266	13,984	342	—	1,410	120	(408)	15,208	13,058	13,679
2 Plant, machinery and equipment	57,164	1,074	(1,855)	802	5,942	51,243	38,617	776	(709)	2,796	5,755	(185)	35,540	15,703	18,547
3 Furniture and fixtures	11,937	216	(562)	572	258	11,905	9,595	198	(447)	981	246	—	10,081	1,824	2,342
4. Purchased software	1,355	—	(275)	108	—	1,188	1,201	—	(213)	60	—	—	1,048	140	154
5. Finance leases	5,753	128	(467)	925	—	6,339	2,354	66	(72)	1,082	—	—	3,430	2,909	3,399
6. Assets under construction	42	13	—	988	8	1,035	—	—	—	—	—	—	—	1,035	42

	103,914	2,038	(3,159)	3,512	6,329	99,976	65,751	1,382	(1,441)	6,329	6,121	(593)	65,307	34,669	38,163

	263,689	4,304	(6,912)	3,512	12,929	251,664	121,754	2,450	(1,984)	9,585	6,121	(593)	125,091	126,573	141,935

Evotec AG and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business Description and Basis of Presentation

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany and subsidiaries (“Evotec” or the “Company”) is a biotechnology group dedicated to the discovery and development of novel small molecule drugs through both its own discovery programs and through research collaborations. The Company provides innovative and integrated solutions from target to clinic through a range of capabilities, including early stage assay development and screening through to medicinal chemistry and drug manufacturing. In proprietary projects, Evotec specializes in finding new treatments for diseases of the Central Nervous System (CNS). The Company’s Instrument Business, sold effective January 1, 2007, is shown in the discontinued operations and is focused on high-end technologies for automated cell biology. Also included in discontinued operations is the Chemical Development Business, sold effective November 30, 2007, which comprises Evotec’s capabilities in process research & development, custom preparation, analytical development, pilot plant manufacturing and formulation.

Evotec was founded on December 8, 1993 as EVOTEC BioSystems GmbH. Evotec completed an initial public offering in Germany on November 10, 1999.

All amounts herein are shown in thousands of Euro (T€), unless indicated otherwise. The Euro is the functional currency of the Company.

On June 20, 2008 the Management Board authorized the consolidated financial statements for issue.

(2) Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, London (IASB) in consideration of interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC). The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Evotec and all companies which are under its control. All intercompany transactions and balances have been eliminated in consolidation. Because of the sale of Evotec Technologies GmbH (ET) including their subsidiary Evotec Technologies Inc., Cincinnati, Ohio, USA, effective January 1, 2007, and the sale of the Chemical Development Business which includes Evotec (Scotland) Ltd., Glasgow, UK, and also a part of Evotec (UK) Ltd. operations, effective November 30, 2007, the consolidated financial statements of 2007, 2006 and 2005 are not fully comparable.

Investments where Evotec does not have a controlling interest, but is in a position to influence the operating or capital decisions of the investee are carried at equity.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Non-derivative Financial Instruments

Non-derivative financial instruments consist of certain long-term and short-term investments, trade accounts and other receivables, cash and cash equivalents, loans, finance lease obligations, trade accounts and other payables. These instruments are recognized if Evotec becomes party to the contractual provisions of the financial instrument. Evotec accounts for financial assets at settlement date.

Financial assets are derecognized if either the rights to the cash flows arising from the instrument have expired or substantially all risk and rewards attributable to the instrument have been transferred. Financial liabilities are derecognized if the obligations have expired or have been discharged or cancelled.

At initial recognition, non-derivative financial instruments are measured at fair value plus transactions costs unless the financial instruments are classified at fair value through profit and loss. The Company does not have any non-derivative financial instruments classified at fair value through profit and loss or held-to-maturity. The subsequent measurement of the financial instruments at Evotec depends on the designation of the financial instruments to the following categories as defined in IAS 39:

Loans and receivables

Financial instruments of this category are measured at amortized cost using the effective interest method less any impairment losses. Loans and receivables include trade accounts and other receivables.

Available-for-sale financial assets

Evotec’s long-term and short-term investments unless accounted for under the equity method in accordance with IAS 28 are classified as available-for-sale financial assets. Available-for-sale financial assets are measured at fair value at the balance sheet date or, if this value cannot be determined, at amortized cost. Unrealized gains and losses resulting from changes in fair value are reported in equity, net of any tax effect. Changes in fair value are not recognized in the statement of operations until the asset is sold or until an impairment loss is recorded. Investments that qualify as equity instruments are measured at amortized cost if their fair value cannot be determined based on quoted prices or by reference to the current fair value of comparable instruments, or by using appropriate pricing models (in cases where cash flows are volatile or cannot be reliably determined).

Derivative Financial Instruments

The Company uses foreign currency derivative financial instruments to hedge its exposure to foreign exchange risks. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Accounting for the change in fair value of derivatives depends on whether they are designated as hedging instruments and qualify as part of a hedge relationship under IAS 39. If these conditions are not met, even if there is an economic hedge relationship with an underlying transaction, changes in fair value of the derivatives are recognized directly in income.

Evotec’s foreign currency derivative financial instruments are economic hedges, however, they are not accounted for as hedges in accordance with IAS 39. Therefore, all changes in the fair value of the foreign currency derivative financial instruments are recognized in foreign currency exchange gains and losses.

Inventories

In accordance with IAS 2, inventories are valued at the lower of cost or net realizable value, with cost being generally determined on the basis of an average method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Cost consists of purchased component costs and manufacturing costs, which are comprised of direct material and labor costs and systematic allocated costs. Costs are removed from inventories to costs of revenue based on specific identification.

Property, Plant and Equipment

Property, plant and equipment acquisitions, including leasehold improvements, are recorded at cost less any vendor rebates. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life. Leased property, plant and equipment meeting certain criteria are capitalized and the present value of the related lease payments are recorded as a liability.

Depreciation of property, plant and equipment, which includes depreciation of assets under finance leases, is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and leasehold improvements	11 – 35 years
Plant, machinery and equipment	3 – 20 years
Furniture and fixtures	3 – 15 years
Computer equipment and software	3 – 5 years
Assets under finance lease	3 – 5 years

The depreciation period and method is reviewed at each balance sheet date. Differences from previous estimates are accounted for as a change in an accounting estimate in accordance with IAS 8. The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Company. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts, and any gain or loss is included in other operating income and expense. Maintenance and repairs are expensed as incurred.

Intangible Assets, Excluding Goodwill

Intangible assets, excluding goodwill, consist of separately identified intangible assets such as developed technologies, customer lists and patents which were acquired in business combinations, purchased licenses and patents.

Intangible assets with definite useful lives are recorded at cost and are amortized using the straight-line method over the estimated useful lives of the assets:

Developed technologies	3 – 5 years
Customer list	2 – 5 years
Patents and licenses	15 years or shorter life
Capitalized development expenditures (included in discontinued operations)	3 – 5 years

Developed technologies acquired in the business combination with ENS Holdings, Inc. (ENS) are not amortized until the intangible assets are likely to generate benefits.

The amortization period and method is reviewed at each balance sheet date.

Goodwill

Goodwill acquired in a business combination represents the exceeding amount of a payment made by the Company in anticipation of future economic benefits not capable of being individually identified and separately recognized. The Company recognizes separately the acquired identifiable assets, liabilities and contingent liabilities at the acquisition date. The Company’s goodwill results mainly from its acquisition of Oxford Asymmetry International plc. in October 2000. Additional goodwill acquired in a business combination has arisen from the acquisition of ENS in May 2005. The balance sheet as of December 31, 2006 includes an additional goodwill arisen from the acquisition of the remaining minority interests in Evotec (Scotland) Ltd. from its founding directors in May 2004 and from the University of Strathclyde in September 2005.

Basis for Determining Fair Values

The following summarizes the significant methods and assumptions used in estimating the fair values of financial instruments.

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Unless otherwise reported the fair values of financial instruments equal the carrying amounts.

Discontinued Operations

The discontinued operation is a component of the Company being disposed of, and represents a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations. From the date of a decision to dispose a major line of business onwards, the assets and liabilities relating to discontinued operations are separately disclosed in the balance sheet. The relating income and expenses for discontinued operations are retrospectively separated in the statements of operations. The Company decided in the fourth quarter of 2006 to dispose of the Instrument Business and in the third quarter of 2007 to dispose of the Chemical Development Business. Due to the decisions of disposing these major lines of business all data presented for the statements of operations was restated to account for these businesses as discontinued operations. The assets and liabilities of the Instrument Business are reported as held for sale at December 31, 2006. Therefore, the consolidated balance sheets are not fully comparable. Discontinued operations are described on the face of the statement of operations and in Note 13.

Revenue Recognition

The Company recognizes revenue from service contract arrangements and chemical compound sales within its Services Division and long-term collaborative agreements within its Pharmaceuticals Division; and diagnostic equipment sales within its Tools and Technologies Segment that is included in discontinued operations in 2006.

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company based upon the performance requirements of the respective agreements. Advance payments received in excess of amounts earned are recorded as deferred revenue.

Product and chemical compound sales are recorded as revenue upon delivery if the Company has received a customer order, the price is determinable and collectibility is reasonably assured. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness.

Service revenues generated from contracted services are recognized as the services are rendered. Revenue from compound access fees is recognized ratably over the related forecasted service period. Payments for contracted services are generally paid in advance and recorded as deferred revenue until earned.

Revenue under long-term collaborative agreements includes, but is not limited to, the following:

1.	Database Access Fees—revenue from database access fees is recognized ratably over the related contract period.

2.	Research Payments—revenue from research payments finances both direct costs incurred in connection with the Company’s ongoing research and development activities and indirect costs incurred as part of an allocation of certain other administrative expenses. Revenue from research payments is recognized ratably over the related forecasted research period as services are provided.

3.	Success Payments—revenue contingent upon the attainment of certain milestones is recognized in the period the milestone is successfully achieved. This typically occurs when the Company’s contract partner agrees that the requirements stipulated in the agreement have been met.

Part of the discontinued operations revenues are generated from the sale of systems, equipment and devices. Such revenues are recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company. For the recognition of revenue Evotec has transferred to the buyer the significant risks and rewards of ownership of the goods, with Evotec retaining neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. In addition, the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues from the sale of systems, equipment and devices are recorded at the time of delivery, title transfer or upon final acceptance by the customer as required by agreement. Advance payments received are recorded as prepayments received.

The Company has entered into multiple-element contracts and carefully determined whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria it represents a separate unit of accounting. The Company has no refund obligations included in their service agreements.

Under the terms of various contractual arrangements, Evotec receives royalty payments which are incremental to the other company’s respective product sales. Royalty income of T€ 1,628, T€ 523 and T€ 1,062 is included in revenue from continuing operations for 2007, 2006 and 2005, respectively.

Finance Income and Expense

Interest is recorded as expense or income in the period to which it relates. The Company does not capitalize interest expenses incurred in connection with the purchase or production of assets. The interest expense component of finance lease payments is recognized in the statement of operations using the effective interest rate method.

Interest income is recognized in the statement of operations as it accrues, using the effective interest method. Dividend income is recognized in the statement of operations on the date the entity’s right to receive payments is established.

Income Taxes

Income taxes comprise the current taxes on income in the individual countries as well as the deferred taxes. Income taxes are recorded in the statement of operations except for those items recorded directly in stockholders’ equity.

Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as for tax loss carry forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled based on enacted or substantially enacted tax rates.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of enactment or substantial enactment. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. Deferred tax assets are not recognized to the extent that it is not probable that the related tax benefit will be realized.

Research and Development

Research and development costs that are generated for internal projects are capitalized or expensed depending on whether the expenditure incurred falls under the classifications of research or development expenditure given by IAS 38. When it is not certain that research and development projects will generate probable future economic benefits to the Company, such costs are expensed as incurred. Those projects which are expected to generate probable future economic benefits are capitalized as an intangible asset and amortized if all criteria set out in IAS 38 are met. This principle is also used for the accounting of developed software. However, the software included in property, plant and equipment consists only of purchased software. Evotec did not capitalize any research and development costs in 2007.

The Company receives grants from government authorities for the support of specific research and development projects. The grants are requested when qualifying expenses have been incurred and are recognized as a reduction of research and development expense when they are received. No grants were received for capitalized development expenditures. The amounts recognized as a reduction of the Company’s research and development expense from continuing operations were T€ 169 T€ 187 and T€ 242 in 2007, 2006 and 2005, respectively.

Under the terms of the grants, governmental agencies generally have the right to audit qualifying expenses submitted by the Company.

Translation of Foreign Operations and Foreign Currency Denominated Transactions

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated into Euro using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using rates of the date of the transaction during the period. Gains or losses resulting from translating foreign functional currency financial statements are reported as a separate component of stockholders’ equity.

Transactions in foreign currencies are translated into Euro using the foreign exchange rate ruling at the date of the transaction. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Euro using period-end exchange rates. Gains or losses resulting from foreign currency denominated transactions are included in other non-operating income and expense.

Impairment of Long-lived Assets and Goodwill

The Company reviews long-lived assets (tangible and intangible assets including goodwill) for impairment, to estimate the value in use or the fair value less cost to sell, in accordance with IAS 36. An impairment review is performed annually for intangible assets with indefinite useful lives and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In line with our policy in previous years concerning the impairment of long-lived assets and goodwill, the Company carried out an impairment test in the fourth quarter of 2007 (see Note 11).

An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) in the accounts exceeds the greater of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the pre-tax net present value of future cash flows arising from that asset or cash generating unit. The pre-tax discount rate used to calculate the value in use is determined to reflect the risks inherent for each asset or cash generating unit. The evaluation of the net cash flow of the further use is based on a five year forecast. Considerable management judgment is necessary to estimate discounted pre-tax future cash flows.

Any impairment is reported as a separate component of operating costs and expenses in the consolidated statement of operations. An impairment of tangible assets and intangible assets excluding goodwill is reversed if there has been a change in the estimates used to determine the value in use leading to an increase in value for a previously impaired asset. It is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been previously recognized. Impairments of goodwill are not reversed.

Stock Compensation

The Company applies the provisions of IFRS 2 in accounting for options granted under its stock option plan. Compensation cost from the issuance of employee stock options is measured using the fair value method at the measurement date and is charged straight-line to expenses over the vesting period in which the employee renders services.

Pension and Similar Obligations

The Company’s net obligation for defined benefit and other postretirement benefit plans have been calculated using the projected unit credit method. Actuarial gains and losses are recognized using the 10% corridor.

Service cost and interest costs for pensions and other postretirement obligations are recognized as an expense in income from operations.

The Company obligations for contributions to defined contribution plans are recognized as expense as incurred.

Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event which will result in a probable outflow of economic benefits that can be reasonably estimated. The amount recognized represents the best estimate of the settlement amount of the present obligation as of the balance sheet date. Expected reimbursements of third parties are not offset, but recorded as a separate asset if it is virtually certain that the reimbursements will be received. Where the effect of the time value of money is material, provisions are discounted using a risk adjusted market rate.

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Provisions for restructuring costs are recognized when the Company has a detailed formal plan for the restructuring and has notified the affected parties.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when events exist that make the realization of the losses or expenses probable and they can be reasonably estimated.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. There are no dilutive shares in 2007 and 2006 as a result of net losses from continuing operations. Anti-dilutive common stock equivalents consist of 166,515, 482,849 and 321,736 stock options in 2007, 2006 and 2005, respectively.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the main financial statements as well as the reported amounts of revenues and expenses during the reporting period. Main estimates and assumptions affect impairment testing (Note 11), provisions (Note 16), measurement of compensation expenses (Note 19) and the recognition of deferred tax assets (Note 18). Actual results could differ from management’s estimates. In addition, changes in the current economic conditions and other events could also have a significant effect on reported amounts.

Recent Pronouncements

All of the following IFRS pronouncements that were issued by the IASB and the IFRIC and were not effective as of December 31, 2007, have not been applied in the preparation of the consolidated financial statements as of December 31, 2007.

In November 2006, the IASB issued IFRS 8 “Operating Segments,” which replaces IAS 14 “Segment Reporting.” IFRS 8 has been endorsed by the EU in November 2007. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. Accordingly, the identification of the segments and the disclosures for these segments are based on the information which is used internally by management in evaluating segment performance and deciding how to allocate resources. The application of this standard is compulsory for financial years beginning on or after January 1, 2009. Currently, Evotec does not expect the adoption of the standard to have a material impact on the Company’s consolidated financial statements.

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing Costs” which is not yet endorsed by the EU. Accordingly, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of the asset. The current option of immediately recognizing borrowing costs as an expense will be removed. The application of the revised Standard is compulsory for financial years beginning on or after January 1, 2009. The revision will have no significant impact on the consolidated financial statements.

In September 2007, the IASB issued IAS 1 “Presentation of Financial Statements” (revised 2007) which is not yet endorsed by the EU. The revision is aimed at improving a user’s ability to analyze and compare the information given in financial statements. IAS 1 sets requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for financial periods beginning on or after January 1, 2009, early adoption being permitted. The Company will determine the expected effect of the revised IAS 1 and determine an adoption date.

In November 2006, the IFRIC issued IFRIC 11 “IFRS 2—Group and Treasury Share Transactions.” IFRIC 11 has been endorsed by the EU in June 2007. This interpretation addresses how to apply IFRS 2 “Share-based Payment” to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the Group. The application of the interpretation is compulsory for financial years beginning on or after March 1, 2007, while earlier application is permitted. The Company does not expect the adoption of this interpretation to have a material impact on the consolidated financial statements.

In November 2006, the IFRIC issued IFRIC 12 “Service Concession Arrangements”, which is not yet endorsed by the EU, to provide guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contracts for the supply of public services to private operators. The application of the interpretation is compulsory for financial years beginning on or after January 1, 2008, while earlier application is permitted. The Company does not expect the adoption of the Interpretation to have an impact on the consolidated financial statements.

In June 2007, the IASB published interpretation IFRIC 13 “Customer Loyalty Programmes” dealing with the recognition and measurement of such programs. This regulation is not yet endorsed by the EU. The application of the interpretation is compulsory for financial years beginning on or after July 1, 2008, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

In July 2007, the IFRIC issued IFRIC 14 “IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” which is not yet endorsed by the EU. The application of the interpretation is compulsory for financial years beginning on or after January 1, 2008, while earlier application is permitted. Since the Company does not have any funded defined benefit plan, management does not expect the adoption of the Interpretation to have an impact on the consolidated financial statements.

In February 2008, the IASB issued IAS 32 “Presentation of Financial Instruments” (revised 2007) which is not yet endorsed by the EU. The revision amended IAS 32 for puttable instruments and obligations arising on liquidation. IAS 32 sets requirements for the presentation of financial instruments, guidelines for their structure and minimum requirements for their content. The new standard is effective for financial periods beginning on or after January 1, 2009. The Company will determine the expected effect of the revised IAS 32 and determine an adoption date.

In January 2008, the IASB issued a revised version of IFRS 3 “Business Combinations” and an amended version of IAS 27 “Consolidated and Separate Financial Statements” which are both not yet endorsed by the EU. The revised version of IFRS 3 and the amended version of IAS 27 sets requirements for the presentation of business combinations and financial instruments, guidelines for their structure and minimum requirements for their contents. The new standards are effective for financial periods beginning on or after July 1, 2009. The Company will determine the expected effect of the revised version of IFRS 3 and the amend version of IAS 27 and determine an adoption date.

(3) Acquisitions

The Company acquired in a share-for-share transaction 100% of shares in Neuro3d S.A., Mulhouse, France, a company previously operating in the field of drug discovery and development in CNS, which had ceased operations prior to the transaction. This acquisition was effective as of April 1, 2007. Evotec issued 5,726,012 shares to acquire the underlying shares.

The pre-acquisition carrying amounts of Neuro3d, which equal the recognized amounts as of the date of the acquisition, for total assets were T€ 22,799 including cash and investments in the amount of T€ 18,915, and the total liabilities were T€ 1,059. Fair value adjustments have been recorded for potential future obligations in context of the Neuro3d acquisition in the amount of T€ 711 as well as an amount of T€ 100 for proprietary assays and know-how. The cost of T€ 21,129 comprises the fair value of the shares issued of € 3.69 per share which was determined based on the stock price of Evotec at the date of acquisition. The net loss of Evotec for 2007 included a net income of T€ 9 from Neuro3d.

	April 1, 2007 Carrying Amount	April 1, 2007 Fair Value
	T€	T€
Cash and cash equivalents	332	332
Investments	18,583	18,583
Developed Technology	—	100
Other assets	3,884	3,884
Other current liabilities	(773)	(1,484)
Accounts payable	(286)	(286)

Net assets	21,740	21,129

Less cash and cash equivalents acquired	—	(332)
Less fair value of shares issued	—	(21,129)

Cash Inflow (—) from acquisition	—	(332)

(4) Use Restrictions on the Company’s Technology

Evotec was subject to certain restrictions concerning technologies arising in the course of its cooperations with Glaxo SmithKline (GSK) and Novartis.

A fourth amendment to the contract with GSK, entered into in May 2001, allows Evotec through its Instrument Business, sold effective January 1, 2007, to sell detection systems and liquid handling devices, which have a restricted throughput of compounds per day. As part of the amendment, GSK grants Evotec the right to enter into other collaborative agreements with two additional funding partners.

Pursuant to its agreement with Novartis, Evotec is obligated to pay royalties equal to 5% of qualifying revenue to Novartis for a period of ten years. This obligation terminates on March 16, 2008. The Company has recorded related royalty expenses of T€ 53, T€ 31 and T€ 29 in 2007, 2006 and 2005, respectively.

Evotec was subject to certain restrictions concerning intellectual property arising in the course of its collaboration with Takeda. During the period of Takeda’s exclusive access to Evotec’s target database, Evotec will not grant access to the target database to any third party for purposes of exploration in the field of neurodegenerative disease. This exclusivity period access has ended on August 28, 2007.

(5) Cash and Cash Equivalents and Investments

Of December 31, 2007 and 2006, an amount of T€ 275 and T€ 275, respectively of cash and cash equivalents was pledged as security.

Investments in mutual funds, which invest in debt instruments to manage the fund investors’ liquidity, including debt instruments with a maturity beyond three months, are reported as current investments and carried at cost that approximates their fair value. Those investments are classified as available-for-sale financial assets.

(6) Trade Accounts Receivables

The Company has assessed the non-payment risk of all trade accounts receivables which resulted in an allowance of T€ 55 and T€ 123 in 2007 and 2006, respectively. There are no use restrictions on trade accounts receivable.

The aging of trade receivables at the year end was:

	2007	2006
	T€	T€
Not past due	2,222	5,264
Past due 0-30 days	1,353	749
Past due 31-120 days	644	176
More than 120 days	689	—

	4,908	6,189

(7) Inventories

Inventories consist of the following:

	December 31,
	2007	2006
	T€
Raw materials	1,768	2,942
Work-in-progress	626	1,840

Total inventories	2,394	4,782

Raw materials consist of biological materials and substances as well as chemicals. Work-in-progress in 2007 and in 2006 primarily consists of costs incurred on customer projects which were not completed at year end. The Company carries an allowance on raw materials of T€ 1,581 and T€ 1,360, included in the amounts above, as of December 31, 2007 and 2006, respectively. No allowance on work-in-progress as of December 31, 2007 and 2006 is included in the amounts above. Write-ups of previously written down inventories did not occur.

(8) Other Current Financial Assets

Other current financial assets mainly consist of the portion of the purchase price for the sale of Evotec Technologies GmbH including their subsidiary Evotec Technologies Inc., Cincinnati, Ohio, USA, in the amount of T€ 1,980, which is transferred to an escrow account.

(9) Long-term Investments

Long-term investments consist of the following:

	December 31,
	2007	2006
	T€
Evotec RSIL Ltd., Maharashtra (Thane), India	648	—
European ScreeningPort GmbH, Hamburg	10	—

Total long-term investments	658	—

On October 18, 2007, Evotec acquired a 49% ownership interest in the common stock of Evotec RSIL Ltd. (RSIL), Maharashtra, India, which is accounted for under the equity method of accounting. The Company’s share of the net loss of RSIL amounted to T€ 22 in 2007. As of December 31, 2007, the carrying amount of the investment is T€ 648.

In 2007, Evotec founded together with the City of Hamburg the European ScreeningPort GmbH i. Gr., Hamburg, with an ownership of 19.9% interest. As of December 31, 2007 the carrying amount of the investment is T€ 10. This investment is classified as available-for-sale financial asset. The European ScreeningPort GmbH i. Gr. is still in the formation phase.

In 2002, Evotec acquired a 3.88% ownership interest in the common stock of Prolysis Ltd. as part of a three year drug discovery agreement whereby Evotec received the shares as consideration for performing certain services for Prolysis. A financing round diluted Evotec’s share in Prolysis to 2.38%. An additional capital increase of Prolysis in 2006 diluted Evotec’s share in Prolysis to 2.1%. Due to a warrants exercise in November 2007 Evotec’s share in Prolysis was diluted to 1.93%. The shares are held as a long-term investment at cost and are subject to a regular fair value impairment review, at least once a year. In December 2004, the value of the investment was fully impaired. This impairment amounted to T€ 354 in 2004. As of December 31, 2007 and 2006, the carrying amount of the investment is T€ 0.

In November 2005, Evotec transferred their shares in Sirenade Pharmaceuticals AG to KeyNeurotek AG (“KeyNeurotek”), Magdeburg in return against shares in KeyNeurotek. The original investment was partly paid by services provided in a drug discovery agreement between Evotec and SiREEN AG. Following this transfer, Evotec became the holder of 98 shares in KeyNeurotek, Magdeburg, representing a shareholding in KeyNeurotek of 0.06%. This investment is accounted for at cost. The impairment review in 2005 concluded that the value of the investments is uncertain and that the investment should be fully impaired, due to certain financial risks. As of December 31, 2007 and 2006 the carrying amount of the investment is T€ 0.

Evotec had a 22.72% voting interest by virtue of a 65.0% investment in the common stock of DIREVO Biotech AG (“Direvo”), which was accounted for under the equity method of accounting. Due to the redeemable feature of the preferred shares, the Company reduced the investment in Direvo to zero in 2001. The Company’s share of the net loss of Direvo amounted to T€ 0 in 2007, 2006 and 2005. In 2007 the investment was sold. The sales price was T€ 500 and resulted in other income from financial assets of T€ 500.

The Company and DeveloGen AG formed an equal joint venture in August 2003 which was terminated on January 23, 2006 with effective date December 31, 2005. This joint venture was accounted for at equity. In 2005 research and development expenses of the Company relating to the joint venture in the amount of T€ 1,780 were shown under loss from equity investments. This joint venture incurred research and development expenses in the amount of T€ 4,839 in 2005.

Evotec acquired a 46.36% investment in the common stock of Vmax Ltd. (“Vmax”) on August 22, 2002, which was accounted for under the equity method of accounting. Due to a capital increase by Vmax in 2004 the ownership interest of Evotec decreased from 46.36% to 30.6%. In 2006, Vmax was liquidated by winding up. On winding up, Vmax Evotec received a partial repayment of the assets and agreed to waive the remaining balance of loan stock.

The long-term investments of Evotec continue to have losses and, therefore, do not have undistributed profits.

The Company has recorded revenues in the ordinary course of business with the investments in Sirenade Pharmaceuticals AG as the predecessor of KeyNeurotek and Prolysis Ltd. in the amount of T€ 0 and T€ 0, T€ 0 and T€ 0 as well as T€ 9 and T€ 1,501 in 2007, 2006 and 2005. No further material transactions with investments of the Company were recorded.

(10) Property, Plant and Equipment

With respect to the development of property, plant and equipment, please refer to consolidated fixed asset movement schedule.

The main additions in the continuing operations in 2007 relate to assets acquired in the nuclear magnetic resonance (NMR) field from Combinature Biopharm AG with effective date June 1, 2007, amounting to T€ 733 for machinery and equipment, T€ 147 for laboratory equipment. Upon completion of the assets under construction, costs are transferred into their respective fixed assets classification. Depreciation expense amounted to T€ 4,595, T€ 5,002 and T€ 5,230 in 2007, 2006 and 2005, respectively.

The Pilot Plant cash generating unit located in Abingdon, United Kingdom was tested for impairment in 2004 according to IAS 36 due to underutilized capacities identified. The Pilot Plant cash generating unit was reassessed for impairment during the 2005 impairment review and in 2006 in accordance with IAS 36. The value of the Pilot Plant cash generating unit was found to have increased following improved utilization during 2005 and revised expectations of future performance. This resulted in a partial reversal in 2005 of the previously recognized asset impairment of T€ 643 in discontinued operations. In 2006 the result was that no further impairment, nor any reversal of impairment, was deemed necessary. The Pilot Plant cash generating unit has been allocated to the Service Division and was part of the discontinued operations sold to Aptuit (Edingburgh) Limited (Aptuit) effective November 30, 2007.

Laboratory premises in Abingdon, United Kingdom were also tested for impairment. The laboratory premises have been allocated to the Services Division. In the 2005 review the result was that no further impairment, nor any reversal of impairment, was deemed necessary. During the asset impairment review, as permitted under IAS 36, management estimated the asset impairment using a method based on the physical usage of the laboratory premises. This has resulted in a partial reversal of T€ 593 in continuing operations in 2006 of the previously recognized asset impairment. The asset impairment review in 2007 resulted in a partial reversal of T€ 589 which was allocated to continuing operations. This is reflected as reversal of impairment in the consolidated statements of operations for the period January 1 to December 31, 2007.

The net book values included in the fixed assets, which are held under finance leases, relate to plant and machinery as well as fixture and fittings of T€ 1,139 and T€ 27 as of December 31, 2007 and T€ 2,859 and T€ 50 as of December 31, 2006, respectively. The related depreciation amounts to T€ 908 and T€ 33 in 2007, T€ 722 and T€ 31 in 2006 and T€ 882 and T€ 28 in 2005, respectively.

(11) Other Intangible Assets and Goodwill

With respect to the development of intangible assets and goodwill please refer to consolidated fixed asset movement schedule.

The main additions in the continuing operations in 2007 relate to intangible assets acquired in the nuclear magnetic resonance (NMR) field from Combinature Biopharm AG with effective date June 1, 2007, amounting to T€ 237. Amortization expense of intangible assets from continuing operations amounted to T€ 2,589, T€ 3,256 and T€ 6,191 in 2007, 2006 and 2005, respectively. The customer lists acquired through the acquisition of ENS in 2005 have remaining years of amortization as of December 31, 2007 of approximately 0.2 years.

The developed technologies acquired in a business combination are not amortized until they are likely to generate benefits. The developed technologies from the acquisition of ENS Holdings Inc. with a carrying amount of T€ 38,528 at December 31, 2006 as part of continuing operations was tested for impairment on the annual designated test date of October 31, 2007. The impairment test is based on a discounted cash flow model by using the assumptions of the Mid Range Plan (MRP) for 2008 to 2012, together with a terminal value calculation to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 11.2%. As a result of that test, the Company concluded that an impairment is deemed necessary in the amount of T€ 3,216.

The developed technology from the acquisition of Neuro3d effective April 1, 2007 in the amount of T€ 100 was fully impaired in 2007.

The goodwill for Evotec (Scotland) Ltd, Glasgow, UK (Evotec (Scotland)) amounted to T€ 285 as of December 31, 2006 which was fully allocated to the Services Division. The goodwill associated with Evotec (Scotland) was assessed as part of the annual impairment review under IAS 36 and found not to be impaired in 2006 and 2005. Evotec (Scotland) was sold to Aptuit, effective November 30, 2007.

Goodwill from the acquisition of Oxford Asymmetry International plc, with a carrying amount of T€ 38,517 and T€ 48,864 at December 31, 2007 and 2006, respectively, has been allocated to the Services Division. The Company has tested its Services Division for impairment on the annual designated test date of October 31, 2007. The impairment test is based on a discounted cash flow model by using the assumptions of the Mid Range Plan for 2008 to 2012, together with a terminal value growth rate of 1%. The pre-tax discount rate considering the risks and rewards of the activities used in the impairment test were in the range of 13.6% to 14.7%. As a result of that test, the Company concluded that an impairment in the amount of T€ 5,819 was due for the goodwill carried as of that date which is reported in continuing operations. In 2006, the impairment review resulted in an impairment of T€ 6,560 which was part of the Chemical Development Business and is reported retrospectively in discontinued operations. In 2005 no impairment was deemed necessary.

In May 2005 the Company acquired ENS Holdings, Inc. which resulted in goodwill in the amount of T€ 461 which is also the carrying amount at December 31, 2007. The goodwill has been allocated to the Pharmaceuticals Division in continuing operations. The Company has tested the cash generating unit for impairment on the annual designated test date of October 31, 2007. As a result of this test, the Company concluded that no impairment has to be recorded in 2007. This impairment test was also performed in the years 2006 and 2005 with the result that no impairment was necessary.

The total amount of foreign exchange differences related to goodwill denominated in a foreign currency amounted to T€ 3,833 and T€ 1,198 in 2007 and 2006, respectively and are recorded directly in equity.

(12) Other Non-current Financial Assets

Other non-current financial assets in 2006 mainly consist of the portion of the purchase price for the sale of Evotec Technologies GmbH, Duesseldorf, including its subsidiary Evotec Technologies Inc. located in Cincinnati, Ohio, USA, which was transferred to an escrow account in the amount of T€ 1,980. This amount was also reflected in the other non-current liabilities as of December 31, 2006, because the sale became effective on January 1, 2007. As of December 31, 2007 the escrow account in the amount of T€ 1,980 is classified to other current financial assets.

(13) Discontinued Operations

In the third quarter 2007 the Company signed an agreement with Aptuit for the disposition of Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd, which forms the Chemical Development Business. The sales price amounts to T€ 42,476. It was paid in cash in two portions amounting to T€ 1,680 on September 29, 2007 and T€ 41,178 on November 30, 2007. An anticipated purchase price adjustment on the basis of a working capital adjustment is expected to amount to T€ 382, to be offset and paid by the Company. The sale resulted in a gain of T€ 25,227. This disposition was consummated in the fourth quarter 2007. The activities of the business are included in discontinued operations for all periods presented in the statements of operations.

In 2006, the Company signed a purchase agreement for the sale of Evotec Technologies GmbH, Duesseldorf, for T€ 24,147. Evotec Technologies GmbH made up the Instruments Business. This purchase became effective as of January 1, 2007. The main portion of T€ 22,167 was already paid on December 29, 2006. The purchase price was decreased in 2007 in the amount of T€ 261. This amount was paid in cash by the Company in 2007. The last portion in the amount of T€ 1,980 will be received in 2008. This transaction resulted in a gain of T€ 11,165. The assets and liabilities classified as held for sale as of December 31, 2006 are valued at the lower of cost or market, and operations in 2006 was presented as discontinued.

The assets and liabilities reflecting the Evotec Technologies Instrument Business shown in the consolidated balance sheet as of December 31, 2006 are classified as held for sale, and related to the following:

December 31,
2006
T€
Current assets:
Cash and cash equivalents	2,168
Trade accounts receivables	3,761
Inventories	6,932
Prepaid expenses and other current assets	618

Total current assets	13,479

Non-current assets:
Property, plant and equipment	2,034
Intangible assets, excluding goodwill	3,916
Goodwill	695

Total non-current assets	6,645

Assets classified as held for sale	20,124

Current liabilities:
Current portion of finance lease obligations	294
Trade accounts payable	1,089
Advanced payments received	856
Provisions	2,755
Deferred revenues	1,141
Current tax payables	418
Other current liabilities	395

Total current liabilities	6,948

Non-current liabilities:
Long-term finance lease obligations	87

Total non-current liabilities	87

Liabilities classified as held for sale	7,035

The condensed cash flows of the discontinued operations are as follows:

	2007	2006	2005
	T€	T€	T€
Net cash provided by operating activities	1,733	6,833	7,690
Net cash used in investing activities	(1,161)	(5,421)	(7,797)
Net cash provided by (used in) financing activities	(844)	(268)	1,059

Net increase (decrease) in cash and cash equivalents	(272)	1,144	952

(14) Long-term Loans

On December 27, 2007, the Company has entered into a T€ 3,000 loan agreement with a bank of which T€ 3.000 is outstanding at December 31, 2007. This loan carries a variable interest rate of 1.15% over six month EURIBOR per annum and is repayable in total on December 10, 2009.

On December 19, 2007, EVOTEC NeuroSciences GmbH (ENS) entered into a T€ 3,000 loan agreement with a bank of which T€ 3.000 is outstanding at December 31, 2007. The loan carries a variable interest rate of

1.2% over six months EURIBOR per annum and is repayable in one bullet payment at maturity in 2012. ENS has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

Further the ENS has entered in 2006 into a T€ 5,000 loan agreement with a bank of which T€ 4,375 is outstanding at December 31, 2007 (2006: T€ 5,000). This loan carries a fixed interest rate of 5.4% per annum and is repayable in semi-annual installments of T€ 625 starting on December 31, 2007 and ending on December 31, 2011. ENS has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

On May 18, 2005 Evotec entered into an unsecured loan of T€ 569. The loan is repayable in equal installments over a period of three years and carries an interest rate of 1.2% over three months Euro LIBOR. At December 31, 2007 the total balance of the loan still outstanding was T€ 47 (2006: T€ 238).

A further loan facility of T€ 5,812 was agreed on the same date. It was repaid in full during 2006. This loan was then re-negotiated and a loan facility of T€ 2,970 was agreed on March 29, 2006. This loan is contracted to Evotec (UK) Ltd for the purpose of group financing. At December 31, 2006 T€ 802 had been drawn down against this facility by Evotec (Scotland) an eligible party to the loan and former subsidiary of Evotec. The loan was due for repayment in full on February 28, 2009. The loan was repaid as part of the transactions with Aptuit.

Evotec (Scotland), sold to Aptuit, effective November 30, 2007, had total loan fundings of T€ 1,006 at the balance sheet date 2006. The loans were repayable in installments through 2009. In 2006 the current year maturities included a loan in Evotec (Scotland) of T€ 74. The loan was repaid as part of the transactions with Aptuit.

On February 4, 2003, the Evotec (UK) Ltd entered into a loan agreement with another bank for the amount of T€ 2,937 which was secured by a charge on buildings and chattels in the United Kingdom and of which T€ 0 and T€ 1,362 is still outstanding as per December 31, 2007 and 2006, respectively. The loan carried an interest rate of 1.35% over three months Euro LIBOR per annum and was repayable in equal installments over a period of five years. The loan was repaid in full in 2007 as the assets against which the loan was secured were sold unencumbered as part of the transaction with Aptuit.

In July 2002, the Company entered into a T€ 5,000 loan agreement with a bank of, which T€ 0 and T€ 1,277 was utilized and outstanding as per December 31, 2007 and 2006, respectively. This loan carried a fixed interest rate of 5.84% per annum and was repaid in monthly installments of T€ 216 (interest and repayment), starting on August 31, 2005 and ending on June 30, 2007. This loan was secured by certain fixed assets. The net book values of those assets amounted T€ 0 as of December 31, 2006.

In February 1998, the Company entered into a T€ 5,113 loan agreement with a bank of which T€ 0 is outstanding at the balance sheet date 2006. This loan carried a fixed interest rate of 5% per annum and was repayable in semi-annual installments of T€ 320 ending on September 30, 2006.

At the year end 2007, Evotec met all covenants under the various loan agreements described above.

The annual maturities of these debts are as follows:

T€
2008	1,297
2009	4,250
2010	1,250
2011	625
2012	3,000
Thereafter	—

Total	10,422

Non-current loans and borrowings:

	2007	2006
	T€	T€
Secured bank loans	6,125	6,174
Unsecured bank loans	3,000	122

	9,125	6,296

Current loans and borrowings:

	2007	2006
	T€	T€
Current portion of secured bank loans	1,250	2,322
Current portion of unsecured bank loans	47	264

	1,297	2,586

The currency structure of loans is as follows: T€ 10,375 in Euro and T€ 47 in GBP. The Evotec interest rates are 50% fixed rates and the rest mainly on a variable interest rate basis of 1.15% to 1.2% per annum over three to six month EURIBOR.

The Company maintains lines of credit totaling T€ 2,842 and T€ 2,296 to finance its short-term capital requirements, of which the entire balance is available as of December 31, 2007 and December 31, 2006, respectively. These lines of credit provide for borrowings at various interest rates and have various expiration dates as well as no stated expiration date.

The fair value of the long-term loans is equal to the notional amounts as of December 31, 2007. As of December 31, 2006 the fair value amounted to T€ 5,547. The interest rate used for determining the fair value for 2006 was 4.3%.

(15) Finance lease obligations

Liabilities under finance leases are recognized as financial obligations and the leased assets are capitalized. These assets consist of laboratory equipment. The Company is obligated under finance leases of T€ 1,239 and T€ 3,024 as of December 31, 2007 and 2006, respectively that expire at various dates during the next five years.

Those finance leases include property, plant and equipment. The future minimum lease payments under finance leases are as follows:

	Capital	Interest	Total
	T€	T€	T€
2008	539	50	589
2009	356	26	382
2010	222	12	234
2011	99	4	103
2012	23	1	24

Total principal payable on finance leases	1,239	93	1,332

The split into current and non-current finance lease obligations are as follows:

	2007	2006
	T€	T€
Current portion of finance lease liabilities	539	1,197
Non-current portion of finance lease liabilities	700	1,827

	1,239	3,024

The fair value of the long-term finance lease obligation is equal to the notional amounts as of December 31, 2007. As of December 31, 2006 the fair value amounted to T€ 1,727. The interest rate used for determining the fair value for 2006 was 4.3%.

The expiration of the fair value is as follows:

2006
T€
1-5 years	1,727
more than 5 years	—

1,727

(16) Provisions

The provisions consist of the following:

	December 31,
	2007	2006
	T€
Bonus accruals	2,669	2,553
Contingent considerations	—	1,002
Accrued lease expenses	953	1,571
Accrued vacation	628	571
Other provisions	1,889	1,188

Total provisions	6,139	6,885

The following table summarizes the provisions recorded during 2007:

	January 1, 2007	Consumption	Disposal	Foreign exchange	Discontinued Operations	Additions	December 31, 2007
	T€	T€	T€	T€	T€	T€	T€
Personnel expenses	3,124	2,458	311	(81)	(82)	3,105	3,297
Contingent considerations	1,002	916	—	(86)	—	—	—
Accrued lease expenses	1,571	95	316	(135)	(236)	164	953
Other provisions	1,188	538	31	(73)	(8)	1,351	1,889

Total	6,885	4,007	658	(375)	(326)	4,620	6,139

As of December 31, 2007, other provisions mainly consist of provisions with regard to the acquisition of Neuro3d (T€ 711) as well as a provision for social security claims (T€ 55). The provision for personnel costs may differ from the actual amounts due to the fact that the actual percentage of the variable portion of the remuneration may differ from the estimates. The estimated accrual for the contingent consideration may differ from the actual amounts payable due to the fact, that the agreed performance targets are either not met or are exceeded. The actual consumption of the accrued lease expenses may vary from the estimated if the lease period changes.

An amount of T€ 1,016 as per December 31, 2007 (2006: T€ 1,653) is expected to be paid after one year and therefore is shown under non-current provisions. This amount mainly derives from accrued lease expenses. The fair values of those non-current liabilities as of December 31, 2007 amount to T€ 518 (2006: T€ 1,045).

(17) Other current liabilities

In 2007 the other current liabilities mainly consist of outstanding social security. In 2006 other current liabilities mainly consist of the purchase price already received for the sale of Evotec Technologies GmbH effective January 1, 2007 in the amount of T€ 22,167. This purchase price was subject to adjustments due to contractual agreements after the balance sheet date. The purchase price decreased by T€ 261 in 2007.

(18) Income taxes

Income taxes comprise the current taxes (paid or owed) on income in the individual countries as well as the deferred taxes for the continuing and discontinued operations. For the calculation of current taxes, tax rates are used which are applicable on the balance sheet date. For the deferred taxes tax rates are used which for the expected period of reversion are enacted or substantively enacted at the balance sheet date.

Loss before income taxes is attributable to the following geographic regions for the years ended December 31, 2007, 2006 and 2005:

	Years ended December 31,
	2007	2006	2005
	T€
Germany	(31,935)	(30,027)	(11,672)
Foreign	16,555	(1,853)	(8,203)

Total	(15,380)	(31,880)	(19,875)

Income tax benefit (expense) for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
	T€
Current taxes:
Germany	(38)	(804)	(209)
Foreign	(381)	(14)	(26)

Total current taxes	(419)	(818)	(235)

Deferred taxes:
Germany	6,453	4,992	2,478
Foreign	(1,810)	1	903

Total deferred taxes	4,643	4,993	3,381

Total income tax benefit	4,224	4,175	3,146

The tax rate in the UK for the years ended December 31, 2007, 2006 and 2005 amounted to 30%. For the years ended December 31, 2007, 2006 and 2005, the actual combined German federal corporation income and trade tax rate amounted to 40.38%. In July 2007 a tax rate change was enacted in Germany for periods starting after 2007. For periods starting on April 1, 2008 a tax rate change was enacted in 2007 in UK. The tax rate for UK will change to 28% and the combined German tax rate will change to 32.28%.

The income tax benefit differs from the expected income tax benefit determined using the combined German tax rate of 40.38% as follows:

	Years ended December 31,
	2007	2006	2005
	T€
Expected income tax benefit	6,210	12,873	8,026
Non-deductible goodwill impairment	(2,350)	(2,649)	(62)
R&D tax credits	1,829	1,824	1,813
Other permanent differences	4,057	—	—
Foreign tax differential	3,099	503	(378)
Change in recognition of deferred tax assets	(9,225)	(9,514)	(6,145)
Tax rate change	114	—	—
Other	489	1,138	(108)

Actual income tax benefit	4,224	4,175	3,146

Deferred income tax assets and liabilities calculated with the enacted tax rate of 32.28% as of December 31, 2007 and 40.38 % as of December 31, 2006 relate to the following:

	December 31,
	2007	2006
	T€
Deferred tax assets
Loss carry forward	68,824	65,388
Intangible assets	—	1,022
Other	160	2,456

Total	68,984	68,866
Non-recognition of deferred tax assets	(54,100)	(52,717)

Total deferred tax assets	14,884	16,149

Deferred tax liabilities
Property, plant and equipment	3,498	4,740
Intangible assets	11,485	17,396
Undistributed subsidiaries earnings	469	79
Other	1,029	387

Total deferred tax liabilities	16,481	22,602

Deferred tax liabilities, net	1,597	6,453

Net deferred tax liabilities are recognized in the balance sheets as of December 31, 2007 and 2006, in the amount of T€ 1,597 and T€ 6,453, respectively.

For the years ended December 31, 2007, 2006 and 2005, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward of T€ 3,436, T€ 8,398 and T€ 14,321, respectively. The valuation allowances on the Company’s deferred tax assets are not recorded to the extent it is probable that such tax benefits would be realized in future years. Evotec has not generated taxable income in Germany since the start of operations and does not expect to in the foreseeable future. The rationale behind the valuation allowances is based on the potentially unlikely prospect of generating taxable income and, to a significant extent, the questionable nature, availability and benefit of the tax losses carried forward generated in Germany prior to material equity transactions in the past. Tax losses carried forward for Germany of T€ 177,131, France of T€ 40,280 and the UK of T€ 5,573 do not expire. The German tax losses carried forward can only be offset against an amount of 60% of future taxable income after exceeding a fully deductible amount of T€ 1,000 per year.

The tax rate change in UK has led to a deferred tax income in the amount of T€ 114. Due to the whole valuation allowance on the deferred taxes in Germany the tax rate change in Germany did not lead to an effect on the deferred taxes in Germany.

Deferred taxes are accounted for as tax expenses or income in the statements of operations unless they relate to items included in equity in which case they are accounted for as part of equity.

(19) Stock-based compensation

The shareholders’ meeting on June 7, 1999 established a stock option plan (“Option Plan 1999”) and authorized the granting of stock options for up to 1,466,600 shares. The plan is subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. The annual shareholders’ meeting in 2000 and 2001 provided for the authorization of additional 949,000 and 1,129,600 stock options, respectively.

Under the terms of the plan, each option entitles the holder to purchase one share of the Company’s stock within ten years of the grant date at a set strike price. For all options granted in 1999, the strike price was the price of the initial public offering of € 13.00 (€ 6.50 after stock split). Options granted in 2000 and 2001 can be exercised at a strike price equal to the closing price of the shares or at a strike price equal to the closing price of the shares plus 5% on the trading day before the option was granted. Options have a graded vesting: a maximum of one-third of which can be exercised at the earliest after two years, a maximum of further two-thirds after three years and all remaining awarded options after four years. Options can only be exercised within certain specified two weeks period starting on the third day after one of the following events: (i) release of the quarterly results, (ii) annual press conference on the financial statements, or (iii) annual shareholders’ meeting of the Company. The options can only be exercised if the stock price exceeds the strike price by at least 5%.

The terms of the stock option plan further provide: a grant of options is allowed if the average closing price of the Company’s stock has increased by at least 30% when comparing the last quarter of the last business year before the grant with the last quarter of the preceding year. The Supervisory Board, however, has the authority to override this restriction and to authorize the granting of options to employees if such a decision is considered necessary for the interests of the Company.

The shareholders’ meeting on June 7, 2005 and on May 30, 2007 established a new stock option plans (“Option Plan 2005 and 2007”) and authorized the granting of stock options for up to 1,741,481 and 2,140,000 shares in 2006 and in 2007, respectively. The plans are subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. Within one calendar year, no more than 40% of these options shall be granted.

Each option entitles the holder to purchase one share of the Company’s stock at a strike price equal to the price of one share at the time of the grant of the option. Options can be exercised after a vesting period of three years after the date of their grant but no later than six years after the respective grant. The Option Plan 2005 and 2007 stipulates an exercise hurdle of a 33% price increase against the share price at the time of granting. The option holder may exercise his options only if this hurdle is achieved on the day three years after the respective date of granting. In case the hurdle is not achieved, the same increase after four or five years, respectively, would make the options exercisable.

Options under the Option Plan 2005 and 2007 can only be exercised within the specific two weeks period relevant also to the other option programmes.

Through the acquisition of ENS Holdings, Inc. in 2005 the Company acquired a stock option plan under which shares in the amount of 323,749 were granted on the date of consolidation May 26, 2005. Under the terms of the plan, each share which has to be treated as an option entitles the holder to receive one share of the Evotec AG’s stock until April or November 2014 at a set strike price of zero. The corresponding new shares are being held in escrow and are released by an individually set amount every quarter as well as on achievement of individual milestones.

Stock options in the amount of 541,307 held by employees of Evotec Technologies continue to be valid after Evotec sold this company to PerkinElmer effective January 1, 2007. Through the disposal of the Chemical Development Business to Aptuit effective November 30, 2007 an amount of 325,716 stock options continue to be valid. Those transactions were recognized as accelerated vesting.

A summary of the status of the plans as of December 31, 2007 and 2006, and the changes during the years then ended is presented as follows:

	December 31,
	2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
		€ per share		€ per share
Outstanding at beginning of the year	3,742,674	6.02	3,126,635	6.78
Options granted	595,000	3.38	818,196	3.30
Options exercised	(63,616)	2.32	(90,694)	2.25
Options forfeited	(27,365)	12.61	(33,114)	17.66
Options waived (re-issueable)	(213,646)	6.24	(78,349)	7.32

Outstanding at end of the year	4,033,047	5.63	3,742,674	6.02

Thereof exercisable	1,959,450	8.27	1,721,547	9.33

A summary of the stock options outstanding as of December 31, 2007 is as follows:

Range of exercise prices	Outstanding	Exercisable	Weighted average remaining contractual life	Weighted average exercise price
€ per share				€ per share
1.66 – 3.66	2,765,562	691,965	5.56 years	2.98
5.97 – 6.80	887,075	887,075	4.15 years	6.53
10.15 – 12.48	47,150	47,150	3.93 years	12.48
24.30	333,260	333,260	2.90 years	24.30

Evotec’s stock option plans result in unearned compensation, a component of stockholders’ equity amounting to T€ 953 and T€ 1,312 as of December 31, 2007 and 2006, respectively. The Company recognized compensation expense in 2007, 2006 and 2005 for all options totaling T€ 1,024, T€ 1,127 and T€ 749, respectively, which was reflected as operating costs and expenses in the consolidated statements of operations.

The fair value of each option grant was estimated on the date of grant for the fiscal years ended December 31, 2007, 2006, and 2005 using a binomial model with the following assumptions:

	January 6, 2004	November 18, 2004	March 4, 2005	March 7, 2005
Risk-free interest rate in %	3.81	3.30	3.32	3.32
Volatility in %	67.1	55.6	58.4	58.4
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	5.97	2.52 – 2.65	0.00	3.61
Fair value per option	2.89 – 3.35	1.12 – 1.32	2.87 – 2.90	1.59 – 1.82

	July 11, 2005	August 30, 2005	December 16, 2005	June 7, 2006
Risk-free interest rate in %	2.85	2.79	3.14	3.95
Volatility in %	56.4	49.1	34.8	45.1
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	2.82	2.71 – 2.80	2.59 – 2.73	3.19
Fair value per option	1.30 – 1.48	1.09 – 1.23	0.84 – 0.98	1.22

	November 6, 2006	May 29, 2007	December 17, 2007
Risk-free interest rate in %	3.68	4.39	4.19
Volatility in %	50.5	42.4	42.7
Fluctuation in %	10.0	5.0	15.0
Price range in Euro	3.49 – 3.66	3.50 – 3.68	2.64
Fair value per option	1.47 – 1.73	1.35 – 1.55	0.91

The expected dividend yield is zero, the expected remaining life 6 years in all models.

(20) Stockholders’ equity

On December 31, 2007, there are 73,868,447 shares issued and outstanding with a nominal amount of Euro 1 per share including converted ENS options held in escrow. Furthermore, authorized but unissued shares consist of a conditional capital (bedingtes Kapital) of 7,199,380 shares available with respect to the stock option plan and an approved capital (genehmigtes Kapital), of 36,849,564 shares. A capital increase out of the conditional capital in the amount of 169,319 shares in connection with the share options has not yet been registered in the trade register. As of balance sheet date, the Company holds 24,692 treasury shares for the remuneration of the Supervisory Board.

At the annual shareholders’ meeting on June 7, 2005, the Management Board of the Company was also authorized to issue up to 26,143,506 shares for cash or contributions in kind. In addition conditional capital had been authorized in the amount of 1,741,481 shares.

Effective April 27, 2006, the Company increased its stockholders’ equity by issuing 5,228,701 new shares against cash out of the approved capital (genehmigtes Kapital). The price per share amounted to € 3.55. Relating transaction costs in the amount of T€ 727 were recognized.

At the annual shareholders’ meeting on June 8, 2006, the Management Board of the Company was authorized to issue up to 33,986,558 shares for cash or contributions in kind.

Effective May 8, 2007, the Company increased its stockholders’ equity by issuing 5,726,012 new shares against contributions in kind out of the approved capital (genehmigtes Kapital) to be used as consideration for the acquisition of Neuro3d S.A. The price per share amounted to € 3.69.

At the annual shareholders’ meeting on May 29, 2007, the Management Board of the Company was authorized to issue up to 36,849,564 shares for cash or contributions in kind. Under German law, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the shareholder vote, in the form of approved capital (genehmigtes Kapital). The authorization expires on June 7, 2012.

(21) Segment information

Segmentation is performed on the basis of risks and opportunities; recognition is based on the internal organization and management structure as well as on internal management reporting. Therefore the Company’s primary segments after giving effect to the discontinuation of operations are: (i) Pharmaceuticals Division, and (ii) Services Division.

(i) The Pharmaceuticals Division is specialized in finding new treatments for diseases of the Central Nervous System (CNS). It is engaged in selected research and development activities to develop compounds for outlicensing. The strategic objective of this division is to generate or augment proprietary intellectual property that can provide the Company with additional long-term upside through more significant milestones and royalties.

(ii) The Services Division provides integrated contract research support in drug discovery and development to a large group of global customers. It provides innovative and integrated solutions including assay development, screening through and medicinal chemistry.

Net sales and operating expenses in the segments include both sales to customers and inter-segment transfers, which are priced to recover cost plus an appropriate profit margin according to the at arms length principle.

Revenues in the consolidated statements of operations are differentiated by products and by services. This definition is close to the definition used in the segment reporting. Differences between the revenue splits are mainly due to product deliveries from our service unit, which are reported in the Services segment.

The accounting policies of the segments are equivalent to those described in the summary of significant accounting policies (see Note 2).

The following represents segment data of the Company’s primary segments for the year ended December 31, 2007:

	Year Ended December 31, 2007
	Pharma- ceuticals Division	Services Division	Not allocated	Total 2007
	T€
Revenues:
Drug discovery products and technologies	—	12	—	12
Drug discovery services	891	32,223	(241)	32,873

Total revenues	891	32,235	(241)	32,885

Costs of revenue:
Drug discovery products and technologies	—	7	—	7
Drug discovery services	58	24,917	(120)	24,855

Total costs of revenue	58	24,924	(120)	24,862

Gross profit	833	7,311	(121)	8,023
Research and development expenses	35,321	2,051	(434)	36,938
Selling, general and administrative expenses	6,970	10,898	(62)	17,806
Amortization of intangible assets	2,472	117	—	2,589
Impairment of goodwill	—	5,819	—	5,819
Impairment of tangible assets	3,316	—	—	3,316
Reversal of impairment	—	(589)	—	(589)
Restructuring expense	—	356	—	356
Restructuring income	—	—	—	—
Other operating expenses	2,744	1,274	(1,953)	2,065
Other operating income	(2,871)	(1,407)	2,116	(2,162)

Operating loss	(47,119)	(11,208)	212	(58,115)

Interest income	—	—	1,960	1,960
Interest expense	—	—	(483)	(483)
Loss from equity investments	—	—	(22)	(22)
Other income from financial assets	—	—	528	528
Foreign currency exchange gain (loss), net	—	—	1,578	1,578
Other non-operating expense	(20)	—	—	(20)
Other non-operating income	391	85	(307)	169

Net loss before taxes	(46,748)	(11,123)	3,466	(54,405)

Total assets	48,236	64,834	94,808	207,878
Total liabilities	11,754	12,339	13,232	37,325
Capital expenditures	796	2,496	128	3,420

The following represents segment data of the Company’s primary segments for the year ended December 31, 2006:

	Year Ended December 31, 2006
	Pharma- ceuticals Division	Services Division	Not allocated	Total 2006
	T€
Revenues:
Drug discovery products and technologies	—	12	—	12
Drug discovery services	3,198	37,530	(165)	40,563

Total revenues	3,198	37,542	(165)	40,575

Costs of revenue:
Drug discovery products and technologies	—	5	—	5
Drug discovery services	443	26,409	(50)	26,802

Total costs of revenue	443	26,414	(50)	26,807

Gross profit	2,755	11,128	(115)	13,768
Research and development expenses	28,102	2,666	(461)	30,307
Selling, general and administrative expenses	4,033	9,943	1,053	15,029
Amortization of intangible assets	3,189	67	—	3,256
Impairment of tangible assets	—	(593)	—	(593)
Other operating expenses	—	285	—	285

Operating loss	(32,569)	(1,240)	(707)	(34,516)

Interest income	—	—	1,271	1,271
Interest expense	—	—	(578)	(578)
Other income from financial assets	—	—	5	5
Foreign currency exchange gain (loss), net	—	—	(128)	(128)
Other non-operating expense	—	—	(280)	(280)
Other non-operating income	328	274	(47)	555

Net loss before taxes	(32,241)	(966)	(464)	(33,671)

Total assets	66,520	93,051	83,552	243,123
Total liabilities	7,637	16,753	50,413	74,803
Capital expenditures	659	2,618	266	3,543

The following represents segment data of the Company’s primary segments for the year ended December 31, 2005:

	Pharma- ceuticals Division	Services Division	Not allocated	Total 2005
	T€	T€	T€	T€
Revenues:
Drug discovery products and Technologies	—	275	—	275
Drug discovery services	3,231	38,408	(77)	41,562

Total revenues	3,231	38,683	(77)	41,837

Costs of revenue:
Drug discovery products and Technologies	—	145	7	152
Drug discovery services	1,032	26,500	(47)	27,485

Total costs of revenue	1,032	26,645	(40)	27,637

Gross profit	2,199	12,038	(37)	14,200
Research and development expenses	5,924	3,732	(517)	9,139
Selling, general and administrative expenses	3,974	8,428	132	12,534
Amortisation of intangible assets	1,876	4,315	—	6,191
Other operating expenses	—	543	1	544

Operating loss	9,575	4,980	347	(14,208)

Interest income	—	—	773	773
Interest expense	—	—	(606)	(606)
Net loss from equity investment	2,228	—	324	2,552
Foreign currency exchange gain (loss), net	—	—	(639)	(639)
Other non-operating income, net	479	485	(350)	614

Net loss before taxes	11,324	4,495	(799)	(16,618)

Capital expenditures	50,565	4,025	3,845	58,435

Not allocated to the Pharmaceuticals and Services Division are cash and current investments (2007: T€ 93,676, 2006: T€ 78,723) as well as loans and finance leases (2007: T€ 11,661, 2006: T€ 11,906) and other assets and liabilities including taxes. Depreciation included in the operating loss of Pharmaceuticals Division and the Services Division, amounts to T€ 560 and T€ 4,460 in 2007, respectively (2006: T€ 466 and T€ 4,551; 2005: T€ 295 and T€ 4,913 respectively).

The Company’s secondary segment split is based on geographical aspects. Revenues from continuing operations can be split based on customers’ locations, in the following geographical regions:

	Year ended December 31,
	2007	2006	2005
	T€	T€	T€
Germany	5,270	7,045	5,896
United Kingdom	1,484	1,077	3,973
Rest of Europe	6,554	11,172	11,040
United States	15,466	15,783	15,063
Rest of the world	4,111	5,498	5,865

	32,885	40,575	41,837

Total assets of T€ 167,664 and T€ 110,401 are located in foreign countries (primarily the U.K.) and the remaining amounts of T€ 40,214 and T€ 132,722 are located in Germany as of December 31, 2007 and 2006, respectively. Capital expenditures of the continuing operations in the amount of T€ 1,091, T€ 2,059 and T€ 3,283 have been made in foreign countries (primarily the U.K.) and the remaining amounts of T€ 2,329, T€ 1,484 and T€ 55,152 are in Germany as of 31 December 2007 ,2006 and 2005, respectively. Long-lived assets of T€ 50,985 and T€ 76,809 are located in foreign countries (primarily the U.K.) and the remaining amounts of T€ 45,052 and T€ 57,857 are in Germany as of December 31, 2007 and 2006, respectively.

(22) Financial Instruments

The fair value of cash and cash equivalents, investments, trade accounts receivable and trade accounts payable approximate their carrying values in the consolidated financial statements due to their short-term nature. Financial assets are accounted for at the settlement date. The credit risk in connection with failures by counterparties to discharge their obligations is assessed by the Company to be immaterial. The fair value of debt varies from the carrying amount, if there is a difference between the underlying interest rate to the market interest rate. The fair value is then determined using an appropriate market interest rate. The Company is exposed to interest rate risk through variable interest-bearing loans and finance lease liabilities. These interest rate risks are deemed to not be significant.

The Company periodically enters into derivative transactions including foreign currency forward contracts. The objective of these transactions is to reduce the risk of exchange rate fluctuations of the Company’s foreign currency denominated cash flows. Evotec does not enter into derivative transactions for trading or speculative purposes. As of December 31, 2007, the Company held U.S. Dollar forward contracts with Euro equivalent notional amounts of T€ 0 and a fair value of T€ 0 (2006: T€ 1,182 and T€ 45, respectively). Foreign currency contracts are carried at fair value which is determined using quoted market prices or discounted cash flows. The maturity for all foreign currency contracts held by the Company is short term. The fair value of the foreign currency contracts is included in current liabilities on December 31, 2006. Gains and losses from the fair value accounting related to foreign currency derivatives are included in other non-operating income and expense and amounted to T€ 0, T€ 45 and T€ (290) for the years ended December 31, 2007, 2006 and 2005, respectively.

The maximum exposure to credit risk for trade receivables including related parties at the year end by geographic region was:

	Years ended December 31,
	2007	2006
	T€	T€
Germany	113	91
United Kingdom	775	2,367
Rest of Europe	1,098	1,768
United States	2,843	2,231
Rest of the world	308	186

	5,137	6,643

	Average rate		Reporting date rate
	2007	2006	2007	2006
USD	0.73082	0.79730	0.67942	0.75980
GBP	1.46206	1.46725	1.35707	1.48516
CHF	0.60883	0.63585	0.60324	0.62163

Currency risks

The Company is in connection with all financial instruments recorded at December 31, 2007 significantly exposed to currency risks associated with the US Dollar and UK Sterling due to financial instruments held in currencies which are not the functional currency of Evotec. The subsidiaries of Evotec AG situated in UK, are additionally exposed to the currency risks associated with the Euro in relation to their functional currency. If the Euro had gained (lost) 10 percent against the US Dollar at December 31, 2007 the hypothetical effect on net income (loss) would have been T€ 776 higher (lower) (December 31, 2006: T€ 288 higher (lower)). Shareholders’ equity is impacted in the same amount. If the Euro had gained (lost) 10 percent against the UK Sterling at December 31, 2007 the hypothetical effect on net income (loss) would have been T€ 920 higher (lower) (December 31,2006: T€ 1,495 higher (lower)). Shareholders’ equity is impacted in the same amount.

Interest rate risks

The Company is exposed to interest rate risks, mainly in Germany, France and UK due to current investments as well as loans and finance leases. Financial instruments with fixed interest rates are not subject to interest rate risks and therefore are not included in the sensitivity analysis. Financial instruments with variable interest rates as of December 31, 2007 are included in the sensitivity analysis for the period of their existence. If the interest rate had been 100 basis points higher (lower) at December 31, 2007 the hypothetical effect on net income (loss) would have been T€ 492 higher (lower) (December 31, 2006: T€ 107 higher (lower)). Shareholders’ equity is impacted in the same amount.

The fair values of the long-term loans and finance leases as of December 31, 2007 would have been hypothetical T€ 241 lower (higher) (December 31, 2006: T€ 200 lower (higher)) if the relating interest rate used for determining fair values had been 100 basis points higher (lower) at December 31, 2007.

Other price risks

The Company is not exposed to any price risks associated to their financial instruments.

(23) Risks

Liquidity risks

The Company expects that its current cash funds, together with operating revenues will be sufficient to finance its operations for at least two to three years, depending on the various circumstances related to the Company’s investments and strategic development. The Company’s future cash requirements will depend on various factors, including its success in developing Evotec’s pipeline projects, increasing sales of both existing and new services, expenses associated with sales growth as well as competition and the general economic situation. Expenditures on internal development programs or related acquisitions of technologies or intellectual property rights are likely to reduce the Company’s short-to mid-term profitability and cash reserves. The Company intends to reduce part of this financial exposure by entering into early stage collaboration agreements, to the degree possible and advisable when trying to maximize returns. In addition, the option to improve the financing situation through capital increases either against cash or acquired assets, e.g. pursuant to an in licensing agreement, is always being considered. The Company does not intend to engage in projects or project phases unless appropriate funding is allocated or secured.

The Company conducts clinical trials which have a risk of failure. This might have a negative impact on the Company’s financial position, results of operations and cash flows.

The Company has important collaborations with pharmaceutical and biotechnology companies within all operating segments. Any termination of such collaborations or failure to achieve contracted milestones would likely have an adverse impact on the Company’s financial position, results of operations and cash flows.

With a high proportion of sales denominated in U.S. Dollar currency exposure creates a risk to our profitability, in particular relative to the UK Sterling with the respect to the subsidiaries in the United Kingdom. A weakening of the U.S. Dollar when accompanied by a relative strengthening of the UK Sterling against the Euro will reduce revenues and profitability and constitutes a significant risk to the Company’s financial situation. The hedging activities undertaken by the Company aim to mitigate the impact on its result before taxation.

Credit risks

The Company has exposure to credit risk primarily with respect to its investment in mutual funds which invest in debt instruments and trade accounts receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. The Company’s accounts receivables are generally unsecured and are not backed by collateral from its customers. None of the customers of the Company accounted for more than 10% of all accounts receivables in 2006. In 2007 one customer accounted for more than 20% of all trade accounts receivables. Concentrations of credit risk with respect to trade accounts receivables are limited by a number of geographically diverse customers and the Company’s monitoring procedures.

The Company has further expanded its customer’s base. However the two largest customers of Evotec combined represent more than 35% of the group revenues in continuing operations in 2007 and more than 25% in 2006. A termination of these business relations could have adverse impacts on the Company’s financial results.

At December 31, 2007 and 2006 no guarantees were outstanding.

Market risks

Globalization and the relentless growth of the “new economies” of China and India, including their growth in private wealth and consumer spending, a weakening US Dollar and US economy, an emerging crisis in global capital markets and continuous reform of healthcare legislation and regulation are the dominant factors influencing the Company’s macro environment.

The market environment is marked by pricing pressures, originating from funding restrictions of some biotechnology customers and from evolving and strengthening competition in individual drug discovery disciplines in low cost countries. Therefore, firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high value results-based contracts are mandatory. In addition, Evotec continues to explore ways to capture some of the cost advantages in countries like India, as exemplified in the set-up of a Joint-Venture with RSIL to improve the cost basis of the chemical library business.

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, as well as the regulatory and reimbursement environment, in general or for individual treatments, might change while engaging in individual projects. The timing and commercial values of, or financial proceeds from partnering individual projects could therefore deviate significantly from earlier projections, for better or worse. While the regulatory environment has become less predictable in the recent past, in particular in the US, the market value of licensable projects and drug candidates has in general significantly increased.

(24) Fair Values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	December 31, 2007		December 31, 2006
	Carrying amount	Fair value	Carrying amount	Fair value
	In T€
Cash and cash equivalents	37,991	37,991	58,196	58,196

Available-for-sale-financial assets
Investments	55,685	55,685	20,527	20,527
Long-term investments	10	10	—	—

Total available-for-sale-financial assets	55,695	55,695	20,527	20,527

Loans and receivables
Trade accounts receivables	4,908	4,908	6,189	6,189
Accounts receivables due from related parties	229	229	454	454
Current tax receivables	4,030	4,030	1,127	1,127
Other current financial assets	2,451	2,451	—	—
Other non-current financial assets	419	419	2,036	2,036

Total loans and receivables	12,037	12,037	9,806	9,806

Secured and unsecured loans
Current maturities of long-term loans	(1,297)	(1,297)	(2,586)	(2,586)
Long-term loans	(9,125)	(9,125)	(6,296)	(5,547)

Total secured and unsecured loans	(10,422)	(10,422)	(8,882)	(8,133)
Finance lease liabilities
Current portion of finance lease obligation	(539)	(539)	(1,197)	(1,197)
Long-term finance lease obligations	(700)	(700)	(1,827)	(1,727)

Total finance lease liabilities	(1,239)	(1,239)	(3,024)	(2,924)

Trade and other payables
Trade accounts payable	(14,655)	(14,655)	(11,480)	(11,480)
Accounts payable to related parties	(438)	(438)	(4)	(4)
Current income tax payables	(344)	(344)	—	—
Other current financial liabilities	(630)	(630)	(1,037)	(1,037)
Other non-current financial liabilities	—	—	(1,980)	(1,980)

Total trade and other payables	(16,067)	(16,067)	(14,501)	(14,501)

	77,995	77,995	62,122	62,971

Unrecognized gain		—		849

(25) Pension Plan

The Company operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Company to the fund (and to employees’ own pension schemes) and amounted to T€ 803 (2006: T€ 659; 2005: T€ 516). Contributions amounting to T€ 92 (2006: T€ 144) were payable to the fund at the year end and are included in provisions. The Company’s contribution rate is determined by the employees contribution and their age. There were no changes in the basis for such contributions during the year. The statutory retirement insurances are defined as contribution plan under IAS 19, but are not included in the amounts stated above.

The Company operates a pension plan for one former member of the Management Board of Evotec AG. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. An actuarial report was prepared in 2007 for this purpose. The calculations are based on assumed pension increases of 1.75% and a usual discount rate. The discount rate reflects market conditions. Actuarial gains and losses are recorded using the 10% corridor method. The provision amounted to T€ 107 and T€ 102 as of December 31, 2007 and 2006, respectively.

The actuarial report was prepared in 2006 the first time under IFRS. The resulting difference to the beginning balance was recorded in equity (T€ 30).

Total expenses for the period for the defined benefit plan amounted to T€ 5 (2006: T€ 11) and consist of the following:

	Year ended December 31,	Year ended December 31,
	2007	2006
Pension liability beginning of the year	102	91
Current service cost	—	—
Interest cost	5	4
Amortization of actuarial losses	—	7
Pension payments	—	—

Pension liability year end	107	102

(26) Commitments and Contingencies

(a) Operating lease obligations

The Company leases office and laboratory space and other equipment under operating leases in accordance with IAS 17. The longest of these obligations extends through 2012. Certain leases contain rent increases, rent holidays and renewal options. The total rents due under these leases are recognized on a straight-line basis over the lease term. The future minimum lease payments under non-cancellable operating leases are approximately as follows:

T€
2008	3,961
2009	2,882
2010	2,794
2011	2,793
2012	2,792
Thereafter	18,613

Total	33,835

The majority of operating leases is related to rent expenses for facilities. The rent expense for such leases amounted to T€ 2,991, T€ 2,839 and T€ 2,197 for the years ended December 31, 2007, 2006 and 2005, respectively.

(b) Other commitments and contingencies

The Company has entered into consultancy contracts. During 2007, 2006 and 2005, payments under consultancy contracts totaled T€ 344, T€ 225 and T€ 280 respectively. The future minimum payments associated with long-term consultant and other miscellaneous long-term commitments total approximately T€ 460 and T€ 373 at December 31, 2007 and 2006, respectively.

As discussed in Note 4, the Company has certain commitments resulting from the amendments to its agreements with its technology funding partners.

The Company has given a guarantee for all the terms and conditions of a specific customer contract which was waived during 2007. No current liabilities from this guarantee exist as of December 31, 2007 and December 31, 2006.

The Company has, in the sale and purchase agreement for all the shares in Evotec Technologies GmbH, provided certain guarantees customary for such agreements.

The Company has licensed or acquired certain third party intellectual property for use in its business. Under these agreements, the Company is required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties.

The Company is not aware of any material litigation as of December 31, 2007.

(27) Related Party Transactions

The following Supervisory Board members and Management Team members of the Company are also Supervisory Board members or Management Board members in companies Evotec works with in the ordinary course of business, (the figures reflects the total group):

Prof. Dr. Heinz Riesenhuber has been a member of the Supervisory Board of Altana Pharma AG, with whom the Company entered into service agreements as well as agreements with regard to instrument sales in the ordinary course of business. Revenue from these agreements in 2007, 2006 and 2005 amounted to T€ 112, T€ 233 T€ 1,103, respectively. Accounts receivable from Altana as of December 31, 2007 and 2006 amounted to T€ 42 and T€ 107 respectively.

Peer Schatz is Chief Executive Officer of Qiagen N.V. From affiliates controlled by Qiagen N.V. the Company bought products in the amount of T€ 64, T€ 16 and T€ 47 in 2007, 2006 and 2005, respectively. The amount of payables to Qiagen N.V. on December 31, 2007 and 2006 including VAT amounts to T€ 3 and T€ 4, respectively.

Dr. Peter Fellner is Executive Chairman of Vernalis plc, Winnersh, UK, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues in 2007 amounted to T€ 921 and the accounts receivables amounted to T€ 180 as of December 31, 2007. He is also Non-Executive Chairman of the Board of Directors of Astex Therapeutics Ltd., Cambridge, UK. Revenues relating to a service agreement amounted to T€ 585, T€ 1,175 and T€ 23 in 2007, 2006 and 2005, respectively. The amount of accounts receivables as of December 31, 2007 and 2006 amounted to T€ 4 and T€ 291, respectively. Dr. Peter Fellner is also Non-Executive Member of the Board of Directors of UCB SA, with whom the company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 138, T€ 533 and T€ 23 in 2007 2006 and 2005, respectively. The amount of accounts receivables as of December 31, 2007 and 2006 amounted to T€ 0.

Dr. Hubert Birner is chairman of the Supervisory Board of Direvo Biotech AG with whom the Company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 0 in 2007, T€ 3 in 2006 and T€ 0 in 2005. The amount of accounts receivables as of December 31, 2007 and 2006 amounted to T€ 0.

Dr. William J. Jenkins is Non-Executive Member of the Board of Directors of BTG plc., London, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 414 in 2007 and T€ 199 in 2006 (starting with Dr. Jenkins’ membership of the Board). The amount of accounts receivables as of December 31, 2007 amounted to T€ 0 and T€ 57 in 2006.

The spouse of Mary Tanner is Vice Chairman of Lehman Brothers, Inc (Lehman). Lehman is representing and advising the Company with respect to the planned acquisition of Renovis, Inc. (since 2007). The relating expenses amounted to T€ 472 in 2007. The amount of the related payables was T€ 435 in 2007.

Dr. Edwin Moses is a Non-Executive Chairman of the board of BioImage A/S with whom the Company entered into service agreements in the ordinary course of business. Revenues amounted to T€ 162 in 2005 until his departure from the Supervisory Board,. Dr. Moses is also Non-executive Chairman of the board of Paradigm Therapeutics Ltd. with whom the Company entered into a service agreement. The related revenues amounted to T€ 0 in 2005. The Company entered into a consultancy contract (effective date April 2005), in the ordinary course of business and with the approval of the Supervisory Board, with Dr. Moses in order to exploit his significant expertise in the business of the Company. There were no associated expenses during his membership in the Supervisory Board.

Dr. Karsten Henco is a chairman of the supervisory board of Garching Innovation GmbH from which the Company has obtained licences in 2001. Licence expense amounted to T€ 74 in 2005 (until his departure from the Supervisory Board). He was in 2005 also a member of the supervisory board of U3 Pharma AG with whom the Company entered into a service agreement in the ordinary course of business. The Company entered into a consultancy contract, in the ordinary course of business and with the approval of the Supervisory Board, with Dr. Karsten Henco. The associated expenses in 2005 until his departure from the Supervisory Board amounted to T€ 28.

Further the Company operates a pension plan for Dr. Karsten Henco as a former member of the Management Board. The recorded associated expenses amount to T€ 5, T€ 11 and T€ 3 in 2007, 2006 and 2005, respectively.

Dr. Mario Polywka, who is member of the Management Board and before was a member of the Management Team of the Company is non-executive chairman of the board of Glycoform Limited who uses laboratory equipment at the site in Abingdon, UK. Revenues amounted to T€ 5, T€ 9 and T€ 13 in 2007, 2006 and 2005, respectively and the related accounts receivable as of December 31, 2007 and 2006 amounted to T€ 3 and T€ 0, respectively. He is also non-executive director of the board of Pharminox Limited with whom the Company entered into a service agreement in the ordinary course of business. Revenues amounted to T€ 0, T€ 0 and T€ 51 in 2007, 2006 and 2005, respectively. There were no related accounts receivable as of December 31, 2007 and 2006.

Dr. John Kemp, who currently is a member of the Management Team of the Company had a loan granted in 2003, with an interest rate of 4.95%, which has an outstanding balance as of December 31, 2007 of T€ 101 (T€ 96 in 2006). The loan was repaid without relating interests on January 8, 2008. Further he received a loan to cover personal tax obligations relating to stock options granted. As of December 31, 2006 this loan including accrued interest amounted to T€ 68 and was repaid in 2007.

A member of the management of a subsidiary has been granted a loan in 2006 to cover personal tax obligations relating to stock options granted which including interest amounted to T€ 28 as of December 31, 2006 and was repaid in 2007.

The Evotec AG has recorded revenues with related parties in the amount of T€ 12, T€ 4 and T€ 279 in 2007, 2006 and 2005, respectively. Subsidiaries of Evotec AG recorded revenues with related parties in the amount of T€ 2,227, T€ 2,152 and T€ 1,073 in 2007, 2006 and 2005, respectively.

Administrative services provided by the Company to Management Board or Supervisory Board members for their private purposes, if any are reimbursed to the Company at cost.

Accounts receivable due from related parties

	Year ended December 31, 2007	Year ended December 31, 2006
	T€	T€
Vernalis plc	180	—
Altana Pharma AG	42	107
Astex Therapeutics Ltd	4	290
BTG Ltd	—	57
Glycoform Limited	3	—

	229	454

Accounts payable to related parties

	Year ended December 31, 2007	Year ended December 31, 2006
	T€	T€
Qiagen N.V.	3	2
Vernalis N.V.	—	2
Lehman Brothers Inc.	435	—

	438	4

(28) Subsequent Events

Acquisition of Renovis

On September 19, 2007 Evotec announced that it entered into an agreement with Renovis, Inc. under which it would acquire Renovis, Inc. in a stock for stock merger transaction. Under the terms of the merger agreement Evotec would issue, and Renovis shareholders would receive 0.5271 American Depositary Shares, or ADSs, of Evotec in exchanges for each outstanding share of Renovis common stock such that current Evotec stockholders would own approximately 68.8% of the combined company and Renovis stockholders would own up to 31.2%. The transaction was subject to certain conditions including approval by the shareholders of Renovis.

On January 7, 2008 the Company filed a registration statement on Form F-4 to register with the US Securities and Exchange Commission (SEC) the Evotec AG ordinary shares in connection with the planned acquisition of Renovis, Inc. in a share-for-share transaction. The Form F-4 was declared effective by SEC on March 28, 2008.

On May 1, 2008 the Renovis shareholders approved the transaction and on May 2, 2008, the merger was successfully completed. As a result, Evotec issued an aggregate of 34,970,268 new ordinary shares, underlying the ADSs issued to Renovis stockholders. Renovis, Inc. (traded formerly on NASDAQ: RNVS) ceased trading, was deregistered and became a wholly owned subsidiary of Evotec. Evotec’s ADSs began trading on the NASDAQ Global Market on May 5, 2008.

Item 19.	Exhibits

Exhibit List

Exhibit No.	Description

*1.1	Articles of Association of Evotec AG as amended and restated as of August 15, 2007 (English translation) (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*1.2	Rules of Procedure for the Management Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*1.3	Rules of Procedure for the Supervisory Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.1	Agreement and Plan of Merger with Amendment (incorporated by reference to Annex 1 to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended)

*2.2	Specimen certificate representing ordinary shares of Evotec AG (incorporated by reference to Exhibit 4.1of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.3	Form of Deposit Agreement among Evotec AG, JPMorgan Chase Bank, N.A. and holders and beneficial owners of American Depositary Shares. (Incorporated by reference to the Registration Statement No. 333-148604 on Form F-6, filed by JPMorgan Chase Bank, N.A. January 11, 2008).

*2.4	Form of American Depositary Receipt (included in Exhibit 2.3).

*4.1	Forms of Voting Agreements (attached as Annex 2 to the to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.2†	License Agreement, dated December 19, 2003, between Hoffmann-La Roche Ltd. and Evotec Neurosciences GmbH: NMDA EVT 100 series with Amendment (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.3†	License Agreement, dated March 15, 2005, between Hoffman-La Roche and Evotec Neurosciences GmbH: GABA A: EVT 201 License Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.4†	License Agreement, dated January 6, 2006 between Hoffman-La Roche and Neurosciences GmbH: MAO-B Inhibitor: EVT 302 License Agreement with Amendment (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.5†	Collaboration Agreement, dated August 23, 2004 by and among Boehringer Ingelheim International GmBH, Evotec OAI AG and Evotec Neurosciences GmbH and Amendment (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.6†	Collaborative Discovery and Development Agreement, dated June 20, 2006, in and among Hoffman-La Roche and Evotec NeuroSciences GmbH (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

Exhibit No.	Description
*4.7	Sale and Purchase Agreement Regarding The Sale and Purchase of All Shares in Evotec Techonologies GmbH, dated November 30, 2006, between Evotec, Pfizer, Inc., and PerkinElmer Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.8	Agreement for The Sale and Purchase of Shares and Assets Relating to the Chemical and Pharmaceutical Development Business of Evotec, dated September 10, 2007, between Evotec AG and Aptuit, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.9†	Services Agreement, dated January 1, 2008, between Evotec AG and CHDI Foundation, Inc. (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

**8.1	List of Significant Subsidiaries and Associated Companies of Evotec AG.

**11	Schedule II Valuation and qualifying accounts.

**12.1	Certifications under Section 302; Jörn Aldag, Member of the Management Board and Chief Executive Officer

**12.2	Certifications under Section 302; Dr. Klaus Maleck, Member of the Management Board and Chief Financial Officer.

**13.1	Certifications under Section 906; Jörn Aldag, Member of the Management Board and Chief Executive Officer and Dr. Klaus Maleck, Member of the Management Board and Chief Financial Officer.

**15.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

†	The Securities and Exchange Commission has previously granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
*	Filed Previously
**	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVOTEC AKTIENGESELLSCHAFT

Dated: June 30, 2008	By:	/S/ JÖRN ALDAG
Jörn Aldag Chief Executive Officer