Form 20-F
period 2008-12-31
Evotec AG
filed 2009-06-05
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

n/a

(Translation of Registrant’s name into English)

Germany

(Jurisdiction of incorporation or organization)

Schnackenburgallee 114

22525 Hamburg

Germany

+49 (40) 56-0810

(Address of principal executive offices)

Klaus Maleck, Tel: +49 (40) 5608-1257, Fax: +49 (40) 5608-1333

Chief Financial Officer, Schnackenburgallee 114, 22525 Hamburg, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares*
American Depository Shares	The NASDAQ Stock Market LLC

*	For registration purposes only, not for trading, and only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding ordinary shares as of December 31, 2008 was 108,838,715.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17

☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company”, “Evotec AG” or “Evotec” are to Evotec Aktiengesellschaft and its consolidated subsidiaries and “Renovis, Inc.” or “Renovis” refers to Renovis, Inc., the wholly owned subsidiary of Evotec.

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

The exchange rate used for the Euro was the noon buying rate of the Euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at May 29, 2009, was $1.4126 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5. “Operating and Financial Review and Prospects.”

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding:

•	the progress, timing and completion of the research, development and clinical trials for any of our future product candidates;

•	the sufficiency of our cash reserves;

•	our relationships with licensees, partners and collaborators;

•	our filing for and receipt of future regulatory approvals or clearances;

•	our ability, or the ability of our collaborators, to market, commercialize and achieve market acceptance for our future product candidates;

•	our future financial performance; and

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others.

Forward-looking statements also include, but are not limited to, expectations of our future revenues, future levels of research and development spending, general and administrative spending, levels of capital expenditures and operating results, sufficiency of capital resources and intention to seek revenue from product sales, and upfront fees, milestone payments and royalties resulting from the licensing of our intellectual property. Further, there can be no assurance that the necessary regulatory approvals will be obtained, that we will be able to develop commercially viable products or that any of our programs will be partnered with pharmaceutical companies or other partners. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “seeks,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “target,” “continue” or the variations on these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, based on information available at the time the statements are made, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. We do not intend to update any of the forward-looking statements after the date of this Annual Report on Form 20-F or to conform these statements to the new information, changes in assumptions or actual results.

We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth under the heading “Risk Factors” in Item 3. “Key Information” below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The selected consolidated financial data below are derived from our Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

In 2006 and 2007, we divested certain businesses that were not critical to our strategy of focusing on higher value discovery projects. Effective January 1, 2007, we sold our 89% interest in Evotec Technologies GmbH to PerkinElmer Cellular Technologies Germany GmbH, or PerkinElmer, for €23.9 million in cash. On November 30, 2007, we completed the sale of our Chemical Development Business for €42.5 million. In the table below, the term “continuing operations” refers to our Consolidated Statement of Operations for the periods indicated excluding the results of “discontinued operations.”

On May 2, 2008, we completed the acquisition of Renovis, Inc., or Renovis. The operating results of Renovis from the period May 2, 2008 through December 31, 2008 are included in the selected statement of operations data below for the year ended December 31, 2008 and the assets and liabilities of Renovis at December 31, 2008 are included in the selected balance sheet data below as of December 31, 2008. Therefore, the financial data in the tables below for the years 2008 through 2004 are not fully comparable.

The table below should be read in conjunction with the Consolidated Financial Statements, Item 5. “Operating and Financial Review and Prospects” and other financial information included elsewhere in this Annual Report on Form 20-F.

Selected statement of operations data

	For the years ended December 31,
	2008	2007	2006	2005	2004
	(€ in thousands)
Revenue from continuing operations	39,613	32,885	40,575	41,837	37,863
Operating loss from continuing operations	(73,210)	(58,115)	(34,516)	(14,208)	(45,748)
Net loss from continuing operations	(78,287)	(48,053)	(29,000)	(14,255)	(41,652)
Income (loss) from discontinued operations	—	36,897	1,295	(2,474)	(35,433)
Net loss	(78,287)	(11,156)	(27,705)	(16,729)	(77,085)

Weighted average shares outstanding	95,198,525	71,828,980	66,355,593	51,987,921	36,630,348
Net loss per share	(0.82)	(0.16)	(0.42)	(0.33)	(2.10)
Net loss from continuing operations per share	(0.82)	(0.67)	(0.44)	(0.27)	(1.14)

Selected balance sheet data

	As of December 31,
	2008	2007	2006	2005	2004
	(€ in thousands)
Cash and cash equivalents	55,064	37,991	58,196	37,998	4,291
Total assets	182,900	207,878	243,123	223,962	145,998
Long term debt (excluding current portion)	8,393	9,825	8,123	5,529	11,646
Stockholders’ equity	149,859	170,553	168,320	175,075	110,930

Exchange Rate Information

The table below shows the average noon buying rates for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. Dollar per Euro for our five most recent fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2008	1.4726
2007	1.3703
2006	1.2661
2005	1.2400
2004	1.2478

The following table shows the noon buying rates for Euros in U.S. Dollars for the last six months (through most recent practicable month).

Month ended	High	Low
May 2009	1.4126	1.3267
April 2009	1.3458	1.2903
March 2009	1.3730	1.2549
February 2009	1.3064	1.2547
January 2009	1.3946	1.2804
December 2008	1.4358	1.2634

On May 29, 2009, the noon buying rate was U.S. $1.4126 per €1.00.

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

Risks Related to Our Company

We are an early-stage biopharmaceutical company without commercial products, and there is no assurance that we will successfully develop and commercialize potential products.

You must evaluate us in light of the uncertainties and complexities inherent in an early-stage biopharmaceutical company. All of our product candidates are in the early-stages of development. EVT 201 has undergone two Phase II clinical trials. EVT 101 has completed Phase Ib clinical trials. EVT 302 was safe and well tolerated in Phase I trials but failed to show proof-of-concept in smoking cessation in a Phase II clinical trial completed in April 2009. In early 2009 we announced that we would stop further internal investment in EVT 201 and are currently re-assessing the future of EVT 302. During the first quarter of 2009 our collaborative partner on the VR1 program, Pfizer, stopped development of the clinical candidate that they had initiated Phase I testing on in 2008. While the collaboration continues, we are uncertain if a commercial product will arise out of this collaboration. The commercialization of those products will not occur, if at all, for at least the next several years. Our future success is dependent upon, among other factors, our ability to finance and develop viable product candidates, successfully complete clinical trials and obtain regulatory approval for those product candidates. Most of our early-stage drug discovery programs are focused on central nervous system, or CNS, disease targets and will require extensive additional research and development prior to the commercial introduction of any product candidates. There can be no assurance that any of our research and development and clinical trial efforts, or those of our strategic partners or licensees, will result in viable new products. For example, in September 2006, based on the results of a safety and tolerability study conducted during Phase I clinical trials for EVT 301, we announced that we were discontinuing development of EVT 301 as a monoamine oxidase B, or MAO-B, inhibitor for the treatment of Alzheimer’s disease.

We have expended significant time, money and effort developing EVT 201, EVT 101 and EVT 302, which are our most advanced product candidates to date. Before we or our potential partners can market and sell EVT 201, EVT 101 and EVT 302, we will need to obtain the necessary approvals from the United States Food and Drug Administration, or FDA, the European Medicines Agency, or EMEA, and similar regulatory agencies elsewhere. Even if their further development is successful, it will take several more years before we or our licensees can file for regulatory approval of these product candidates. Therefore, if the necessary regulatory approvals for EVT 201, EVT 101 or EVT 302 are not received from the FDA or EMEA, regulatory approval is later withdrawn or the approvals are significantly delayed, it is less likely that we will achieve profitability and our business prospects will be seriously limited. As a result, you could lose all or part of your investment.

We have historically incurred significant losses and might not achieve or maintain operating profitability.

Since our formation, we have incurred significant net losses and, as of December 31, 2008, had an accumulated deficit of €573.4 million. Our net losses from continuing operations were €29.0 million in 2006, €48.1 million in 2007, and €78.3 million in 2008, with all figures determined in accordance with IFRS. Our historical losses have resulted mainly from amortization of intangible assets and goodwill from acquisitions as well as from costs incurred in our research and development programs and from our sales, general and administrative expenses. We expect to continue to incur significant expenses for at least the next several years as we continue our research activities and conduct development of, and seek regulatory approvals for, current or additional indications for EVT 101 and P2X7 and for other drug candidates. Whether we are able to achieve operating profitability in the future will depend upon our ability to generate revenues that exceed our expenses. Changes in market conditions, including the failure or approval of competing products, may require us to incur more expenses or change the timing of expenses such that we may incur unexpected losses. In addition, we have historically experienced considerable quarter-to-quarter variation in our results of operations and may not generate sufficient revenues from product sales in the future to achieve or maintain profitable operations. Further, we may not be able to sustain or increase profitability on a quarterly or an annual basis. If we are unable to achieve and maintain profitability, the market value of our ordinary shares and ADSs will likely decline and you could lose all or a part of your investment.

Clinical trials have in the past and may in the future fail to demonstrate the safety and efficacy of our product candidates, including EVT 101, EVT 302, our P2X7 Antagonist candidate and our VR1 Antagonist candidate, which could prevent or significantly delay their regulatory approval and may adversely affect our business and stock price.

Any failure or substantial delay in completing clinical trials for our product candidates, including EVT 101, EVT 302, our P2X7 Antagonist candidate and our VR1 Antagonist candidate, have in the past and may in the future severely harm our business. Before obtaining regulatory approval for the sale of any of our potential products or the potential products of our current and future strategic partners and licensees, we and our strategic partners or licensees must submit these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. The success of this preclinical and clinical testing is critical to achieving our product development goals. If our product development efforts are unsuccessful, we will not obtain regulatory approval for them, we will not generate sales from them, and our business and results of operations would be adversely affected.

Clinical trials are expensive, time-consuming and typically take years to complete. In connection with clinical trials, we face the risks that:

•	a product candidate may not prove to be efficacious;

•	we may discover that a product candidate may cause harmful side effects;

•	patients may die or suffer other adverse medical effects for reasons that may not be related to the product candidate being tested;

•	the results may not confirm the positive results of earlier trials; and

•	the results may not meet the level of statistical significance required by the FDA, the EMEA or other relevant regulatory agencies.

The results in early phases of clinical testing are based upon a limited numbers of patients and a limited follow-up period and success in early phase trials may not be indicative of results in a large number of patients or long-term efficacy. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier development activities, including previous late-stage clinical trials. Failure by us to demonstrate the safety and effectiveness of our product candidates in larger patient populations could prevent or significantly delay their regulatory approval and may adversely affect our business and the price of our ordinary shares and ADSs.

We depend on intellectual property licensed from third parties including Roche, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We hold licenses granted by F. Hoffmann-La Roche Ltd., or Roche, for EVT 201, the EVT 100 compound family and EVT 302, and by other parties related to certain of our preclinical research projects. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug candidates. Our ownership of patents relating to some or all of our products will not reduce our reliance on these and other third party patents. Our rights relating to EVT 201, the EVT 100 compound family and EVT 302 are subject to the terms of the license agreements entered into with Roche. We must therefore rely on Roche to enforce its rights and obligations and if Roche is unable to enforce such rights and obligations, our development and commercialization of EVT 201, the EVT 100 compound family and EVT 302 could be delayed or prevented.

When we license intellectual property from third parties, including Roche, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. We generally have no rights to require our licensors, including Roche, to apply for new patents, except to the extent that we actually assist in the creation or development of patentable intellectual property. With respect to intellectual property that we license, we are generally also subject to all of the same risks with respect to its protection as we are for intellectual property that we own, which are described below under “Risk Factors—Risks Related to Our Industry.” We are dependent on patents and proprietary technology, both our own and licensed from others. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

We depend on the efforts of our strategic collaborative partners, particularly Boehringer Ingelheim, Roche and CHDI, to generate steady revenues for our business.

We are a party to contract research and proprietary collaboration projects with strategic partners that include, among others, Boehringer Ingelheim, Roche and CHDI. These partnerships and collaborations involve the joint discovery and development of product candidates targeting CNS-related diseases as well as partnerships granting our collaborators access to our integrated discovery offerings. In exchange for access to our integrated discovery offerings, we receive contractual service fees and ongoing research payments and, in certain circumstances, milestone and royalty payments related to research milestones achieved. The agreements provide for indefinite or medium term joint research periods which are extendable by mutual consent. Our potential rights to receive milestone and royalty payments from our respective partner may survive the joint research terms. The dates of these potential payments depend on the timing of achievement of pre-agreed research and commercialization milestones. We will only be entitled to these potential payments until the expiration of underlying valid patent claims.

We cannot control the time or resources that these strategic partners devote to these collaborations, nor can we control these strategic partners’ business decisions. In addition, our collaborators may not perform their obligations as expected. Changes in a collaborator’s business strategy or business combinations involving a collaborator may adversely affect that party’s willingness or ability to successfully meet its obligations. Disagreements between us and our collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time-consuming and expensive negotiations, litigation or arbitration. In addition, our strategic partners may benefit from customary termination rights (e.g. in a case of a breach of a material obligation by us after expiration of customary cure periods) allowing them to claim additional rights in the affected research projects. Furthermore, the right to terminate certain research projects may rest within the sole discretion of the partner, which in return may forgo certain future rights in the affected research projects. The failure of our strategic partners to successfully complete their obligations in a timely manner or the termination or breach of agreements by these parties could materially harm our business, financial condition and results of operations.

Our key obligations under the collaboration with Boehringer Ingelheim are to jointly explore biological targets and to develop pharmaceutically active compounds, following the decisions and the requirements of a research steering committee established by Boehringer Ingelheim and us. Under the Roche collaboration, our obligation is to provide services for the discovery and development of pharmaceutical substances, effective against potential drug targets. We do perform these services in accordance with specific research plans agreed by a joint research steering committee. The work comprises, among other things, assay development, screening of substances and chemical optimization of substances. In the CHDI collaboration, our obligations to provide services are specified by a joint research steering committee. These services are in the field of assay development, reagent development, compound screening, compound profiling, structural biology and chemical synthesis of compounds. We have been and currently are in full compliance with our obligations under the collaboration agreements.

We may not achieve the anticipated benefits of our acquisition of Renovis, Inc. in 2008, or any future acquisitions by us, which may adversely affect our business and the price of our ADSs and our ordinary shares.

The acquisition of Renovis in 2008 has presented challenges to our management, including the integration of Renovis’s operations and scientific programs. On May 5, 2009, we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization all our proprietary programs including those which were worked on at Renovis will be managed through our European operations and will result in the winding down of our US operations at Renovis in South San Francisco, California. The transfer of such US operations may be difficult and scientific knowledge on the early stage programs Renovis currently is working on may result in losses of know how.

In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions, including our acquisition of Renovis, expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization and impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

We have no experience selling, marketing or distributing products and no internal capability to do so.

If we receive regulatory approval to commence commercial sales of any of our product candidates for which we have retained marketing rights, we will have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, we have no sales or marketing personnel for any of our product candidates and as such we intend to partner and out-license our product candidates to pharmaceutical companies to undertake such activities. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage against companies with broader product lines; and

•	unforeseen costs associated with creating an independent sales and marketing organization.

We may not be able to successfully establish sales and distribution capabilities either on our own or in collaboration with third parties or gain market acceptance for our products. To the extent we enter co-promotion or other licensing arrangements, any revenues we receive will depend on the efforts of third parties, and we may not succeed in achieving any such partnering or out-licensing arrangement on a satisfactory basis, if at all.

Even if our product candidates are approved and commercialized, competitive products may impede market acceptance of our products.

Hospitals, physicians or patients may conclude that our potential products are less safe or effective or otherwise less attractive than existing drugs. Even if approved and commercialized, any future product candidates may fail to achieve market acceptance with hospitals, physicians or patients. If our products do not receive market acceptance for any reason, our revenue potential could be diminished, which would materially adversely affect our business, financial condition and results of operations. Further, our competitors may develop new products that could be more effective or less costly, or that may seem more cost-effective, than our products.

Most of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve product commercialization or patent protection earlier than we can, if at all. Hospitals, physicians, patients or the medical community in general may not accept and use any products that we may develop.

We may elect to further expand our research, clinical development, and sales and marketing capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

We intend to build a sustainable pipeline of drug candidates. As a result, our operations may expand through mergers and acquisitions and in-licensing. In addition, as our research and development programs continue to advance, we may decide to proceed with the building of a commercial infrastructure for our product candidates and may elect to grow the number of our employees and the scope of our operations. To manage our potential future growth, we would need to continue to improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because we are a relatively small company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The possible physical expansion of our operations could increase our costs significantly and may divert our management and business development resources. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage potential future growth effectively.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many borrowers. A severe or prolonged economic downturn could result in a variety of risks to our business, including:

•

reductions or delays in planned improvements to the healthcare systems and research funding or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations;

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy, could result in a need to delay capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

If we cannot raise additional capital on acceptable terms, we may be unable to complete clinical trials, obtain regulatory approvals or commercialize our product candidates.

We believe that existing cash reserves, and the cash to be derived from our operations, will fund our planned activities for more than the next 12 months. However, we will require substantial future capital in order to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to market and may seek additional funding anytime in the future. During the year ended December 31, 2008, we used net cash in operating activities of €41.3 million and had capital expenditures for property, plant and equipment of €3.5 million. Our future capital requirements depend on many factors, including:

•	the progress of preclinical development and laboratory testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	delays that may be caused by evolving requirements of regulatory agencies;

•	the number of product candidates we pursue and the number of preclinical and clinical programs conducted by us;

•	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims;

•	our ability to establish, enforce and maintain selected strategic alliances and activities required for product commercialization;

•	the acquisition of technologies, products or other companies and other business opportunities that require financial commitments; and

•	our revenues, if any, from the partnering and successful development and commercialization of our products.

We intend to seek additional funding through strategic collaborations. We face intense competition from many other companies in the pharmaceutical and biotechnology industry for corporate collaborations, as well as for establishing relationships with academic and research institutions and for obtaining licenses to proprietary technology. If we are unable to attract and retain corporate partners to develop, introduce and market our products, our business may be materially and adversely affected. Our strategy and any reliance on corporate partners, if we are able to establish such collaborative relationships, are subject to additional risks. Our collaborators may not devote sufficient resources to the development, introduction and marketing of our products or may not pursue further development and commercialization of products resulting from collaborations with us. If a corporate partner elects to terminate its relationship with us, our ability to develop, introduce and market our products may be significantly impaired and we may be forced to discontinue the product altogether. We may not be able to negotiate alternative corporate partnership agreements on acceptable terms, if at all. The failure of any collaboration efforts could have a material adverse effect on our ability to develop, introduce and market our products and, consequently, could have a material adverse effect on our business, results of operations and financial condition.

Additional financings may significantly dilute existing shareholders’ ownership percentage in us or such funding may not be available on acceptable terms, if at all.

We may seek additional funding through public or private sales of our securities, entering into credit arrangements or licensing all or a portion of our technology. Any such funding activity may significantly dilute existing shareholders’ ownership percentage or may limit our rights to our technology. We cannot be certain that any such funding will be available on acceptable terms, if at all.

Currency fluctuations may expose us to increased costs or revenue decreases.

Our business is affected by fluctuations in foreign exchange rates between the U.S. Dollar, UK Sterling and the Euro. A significant portion of our revenues are denominated in U.S. Dollars but are reported in Euro, while the majority of our expenses are denominated in Euro and UK Sterling, although U.S. Dollar expenses have increased substantially following the merger with Renovis. Therefore currency fluctuations could cause our revenues to decline or our costs to increase. Our cash and investments are denominated in Euro, U.S. Dollars and UK Sterling.

Risks Related to an Investment in Our ADSs and Ordinary Shares

The price of our ordinary shares has fluctuated significantly on the Frankfurt Stock Exchange and may continue to do so.

Our ordinary share price has fluctuated between €4.88 and €0.54 between February 1, 2005 and May 29, 2009. The ADSs have fluctuated from $4.89 to $1.18 during the period that the ADSs have traded from May 6, 2008 through May 29, 2009.

Factors that could cause volatility in the market price of our ordinary shares and ADSs include:

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates;

•	the results from our clinical trial programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMEA, FDA, or international regulatory actions;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	comments by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	third-party reimbursement policies;

•	developments concerning current or future collaborations, strategic alliances or similar relationships; and

•	reviews of the long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

These and other external factors may cause the market price and demand for our ADSs or ordinary shares to fluctuate substantially, which may limit or prevent investors from readily buying and selling the securities and may otherwise negatively affect the liquidity of, our ADSs or ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

A decline in the value of the Euro could reduce the value of your investment in our ADSs.

Fluctuations in the exchange rate between the U.S. Dollar and the Euro will affect the U.S. Dollar equivalent of the Euro price per ADS. If the value of the Euro relative to the U.S. Dollar declines, the market price of our ADSs is likely to be adversely affected. The value of the Euro relative to the U.S. Dollar has increased by 54.1% from the introduction of the Euro on January 1, 2002 through December 31, 2008, with the Euro decreasing 5.56% against the Dollar during 2008 when comparing the beginning of the year exchange rates with the end of the year exchange rates.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for our ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in rights offerings and may experience dilution in their holdings as a result.

If the depositary is unable to sell the rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not be able to exercise your right to vote the ordinary shares underlying your Evotec ADSs.

Holders of our ADSs may exercise voting rights with respect to the ordinary shares represented by our ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights.

As promptly as practicable after the depositary receives (i) notice of any meeting or solicitation of consents or proxies of holders of shares and (ii) the statement of the custodian which will act as a proxy bank in accordance with Sections 128 and 135 of the German Stock Corporation Act (Aktiengesetz) setting forth its recommendations with regard to voting of the shares pursuant to Section 128 (2) of the German Stock Corporation Act as to any matter concerning which the notice from us indicates that a vote is to be taken by holders of shares, together with an English translation thereof, the depositary shall, subject to applicable law and our articles of association, mail to registered holders of ADSs a notice (a) containing such information as is contained in such notice and any solicitation materials, (b) stating that each registered holder of ADSs on the record date set by the depositary therefore will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the whole number of shares underlying such registered holder’s ADSs, (c) containing the recommendation of the custodian, and (d) specifying how and when such instructions may be given.

You may instruct the depositary of your Evotec ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw our ordinary shares underlying our ADSs that you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. There can be no guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for our ADSs, we may choose to appoint a proxy bank in accordance with the German Stock Corporation Act. In this event, the depositary will receive a proxy which will be given to the proxy bank to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary. The effect of this proxy is that you cannot prevent the ordinary shares underlying your ADSs from being voted, and it may make it more difficult for shareholders to influence our management, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on our ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you distributions with respect to cash or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of the ordinary shares your Evotec ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of our ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. As a result, you may not receive the distributions made on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your Evotec ADSs.

Your Evotec ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The rights of shareholders in German companies differ in material respects from the rights of shareholders of corporations incorporated in the United States, and as a result our public shareholders may have greater difficulty protecting their interests than would shareholders of a corporation incorporated in the United States.

We are incorporated in Germany, and the rights of our shareholders are governed by German law, which differs in many respects from the laws governing corporations incorporated in the United States. For example, individual shareholders in German companies do not have standing to initiate a shareholder derivative action, either in Germany or elsewhere, including the United States, unless they meet thresholds set forth under German corporate law. As a result, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Supervisory or Management Boards, which may limit the remedies otherwise available to you.

We are incorporated in Germany and the majority of our assets are located outside the United States. In addition, most of the members of our Supervisory Board, Management Board and other senior management are nationals and residents of Germany or the United Kingdom. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a German or United Kingdom court may prevent you from enforcing a judgment of a U.S. court against us or these individuals based on the securities laws of the United States or any state thereof. A German or United Kingdom court may not allow you to bring an action in their respective jurisdictions against us or these individuals based on the securities laws of the United States or any state thereof.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any determination by our Supervisory and Management Boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs falls in the foreseeable future and you sell your ADSs, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

If we were treated as a “passive foreign investment company,” or PFIC, for any taxable year during which a U.S. person held an ADS, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Material U.S. Federal Income Tax Consequences Relating to the Ownership and Disposition of Evotec ADSs” under Item 10. “Additional Information.”

Risks Related to Our Industry

Drug discovery and development is subject to a high degree of failure.

Although we devote significant resources to the discovery of new therapeutic drugs and employ advanced technologies in our efforts to identify promising drug candidates to advance into preclinical studies, the risk that all or any one of our early-stage product candidates will fail is high. According to pharmaceutical industry statistics published in 2001 by the Pharmaceutical Research and Manufacturers of America, only one in 1,000 early-stage drug discovery compounds advances to clinical trials, and only one in five compounds that enters clinical trials receives FDA approval for marketing as a prescription drug. Moreover, the results from preclinical studies and early clinical trials may not accurately predict the results obtained in later stage clinical trials required for regulatory approval. We cannot assure you that our early-stage product candidates will prove in clinical testing to be effective and safe for use in humans. If our early-stage product candidates do not prove to be effective or safe in such tests, regulatory approval for such products would be delayed or may not be obtainable.

Competition in the biotechnology and pharmaceutical industries is intense, and if we fail to compete effectively our financial results will suffer.

Our business is characterized by extensive research efforts, rapid developments and intense competition. Our competitors may have or may develop superior technologies or approaches to the development of competing products, which may provide them with competitive advantages. Our potential products may not compete successfully. We believe that successful competition depends on product efficacy, safety, reliability, availability, timing, scope of regulatory approval, acceptance and price, among other things. Important factors to our success also include speed in developing product candidates, completing laboratory testing, clinical development and obtaining regulatory approvals and manufacturing and selling commercial quantities of approved products to the market.

We expect competition to increase as technological advances are made and commercial applications broaden. In commercializing our initial product candidates and any additional product candidates, we will face substantial competition from pharmaceutical, biotechnology and other companies, universities and research institutions.

Many of our competitors have substantially greater capital resources, research and development staff, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. Our competitors may achieve product commercialization or patent protection earlier than we achieve commercialization or patent protection, if we do so at all. Furthermore, we believe that some of our competitors have used, and may continue to use, litigation to gain a competitive advantage.

We are dependent on patents and proprietary technology, both our own and licensed from others. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to develop and commercialize products could suffer.

As of December, 31, 2008, we had more than 130 families of intellectual property rights under our full control, with each such family protecting an invention in one or more countries by one or more patent applications, patents and/or utility models. A utility model is an intellectual property right similar to that of a patent, and it is available in a number of countries through domestic legislation and typically has a shorter term and less stringent patentability requirements than a patent. In particular, few patent applications have been filed that relate to three compound series and their uses in a variety of disorders, such as metabolic diseases as well as neurological and neurodegenerative diseases.

In addition, we are party to licensing agreements that grant us rights under third-party patents or patent families. We have exclusively in-licensed intellectual property from Roche with respect to EVT 201 in the field of CNS indications, the EVT 100 compound family for prevention, diagnosis and/or treatment of human diseases and EVT 302 for treatment of any indication in humans and are party to further exclusive in-licensing agreements with Garching Innovation GmbH (now renamed Max-Planck-Innovation GmbH) and other third parties.

Our success depends in part on our ability, and the ability of our licensors, to obtain patent protection for product candidates, products, technologies and processes, to preserve trade secrets, to defend patents against third parties seeking to invalidate such patents, and to enforce rights against infringing parties, in the United States, Europe and elsewhere. The validity and breadth of claims in medical or pharmaceutical technology and biotechnology or life science patents involve complex legal and factual questions and, therefore, may be highly uncertain. For example, the value of our intellectual property rights, both our own and those licensed from others, depends on whether:

•

confidentiality agreements entered into with employees, contractors, consultants, advisors, collaborators and others effectively prevent disclosure of our and our licensors’ confidential information or provide meaningful protection of such confidential information;

•

the inventors of our patents or of those we co-own or license were the first to make the inventions, or the first to file patent applications covering the intellectual property important for our business;

•	the applicants of our or our licensors’ patents obtained the appropriate rights, including that of ownership, from the inventors of such patents;

•	we will develop, co-develop, acquire or license additional product candidates, technologies or processes that are patentable;

•	the scope of any patent protection we, the co-owners of our intellectual property rights or our licensors receive will exclude competitors or provide us with competitive advantages;

•	any of the patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors will provide protection for commercially viable products;

•	any of the patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors will be held valid if challenged;

•	our licensors effectively prosecute, maintain, defend, extend and enforce the patents and patent applications we have licensed;

•	patent authorities will grant patents to our competitors or others based on applications they have filed or may file that restrict our business;

•

we will be able to detect infringement of any patent we, the co-owners of our intellectual property rights or our licensors hold, or, if detected, will be able to enforce or cause our licensors to enforce in an effective manner any such patent against an infringing party;

•	others claim rights in, or ownership of, the patents and other proprietary rights that we hold or license;

•	any patent that we, the co-owners of our intellectual property rights or our licensors receive will be eligible under, and benefit from, any laws or regulations governing patent term extension;

•	the patents of others have an adverse effect on our business; or

•

others have developed or will develop similar product candidates, products, technologies or processes, duplicate any of those, or design around any patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors, particularly in relation to EVT 302, the EVT 100 compound family, P2X7 and VR1 Antagonists and EVT 201.

We try to protect our proprietary position by generally filing national and foreign patent applications related to those of our proprietary technologies, inventions and improvements that are important to our business, including those related to the development of our product candidates. Our ability to obtain patents is, however, highly uncertain because, to date, some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, European countries and elsewhere. Moreover, the specific content of patents and patent applications that is necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. The policies governing biotechnology patents throughout various countries, including Germany, are even more uncertain. Changes in either patent laws or in interpretations of patent laws in European countries, the United States and elsewhere may diminish the value of our and our licensors’ intellectual property or narrow the scope of our and our licensors’ patent protection.

Many of our and our collaborators’ research and development employees and/or consultants work in Germany or other European countries and are subject to German employment law or comparable rules in other European jurisdictions. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Employees Inventions Act (Gesetz über Arbeitnehmererfindungen) or similar European legislation, which regulates the ownership of, and compensation for, inventions made by employees. For such inventions, we face the risk that disputes can occur between employer and employee, ex-employee, or consultants pertaining to alleged non-adherence to the provisions of this act. Even if we, the co-owners of our intellectual property rights or licensors prevailed in any such dispute, such action could result in substantial costs and be a distraction to management. If we fail in such dispute, in addition to paying substantial monetary damages, we may lose valuable intellectual property rights.

Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to re-examination proceedings. In other countries, patents may be subject to opposition or comparable proceedings. Such proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination and opposition proceedings may be costly and time-consuming and, even if we were to prevail, would distract our management. Moreover, the U.S. Federal Food, Drug, and Cosmetic Act and related regulations provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug in order to facilitate the approval of abbreviated new drug applications for generic versions of drugs that have the same active ingredients and the same therapeutic effect but are offered at a lower price. Although we and, to our knowledge, our licensors, are not currently faced with any of these types of legal actions with respect to our product candidates, the risk of these legal actions increases as our product candidates progress toward commercialization and after our product candidates are ultimately approved and commercialized.

Any patents or patent applications that we own, co-own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we have licensed or may license from third parties, may not result in patents being issued. If issued, the patents may not provide us with proprietary protection or competitive advantages against competitors with similar technology, products or processes. Furthermore, others may independently develop similar technologies, products or processes or duplicate any of those that we have developed.

We and our licensors depend on third parties, such as patent-annuity payment companies and patent law firms, to pay the annuity, renewal and other fees as well as to take additional measures required to maintain our respective patents and patent applications. Non-payment or delay in the payment of these fees or non-adherence to take such additional measures is likely to result in irrevocable loss of patents or patent rights important to our business.

We, the co-owners of our intellectual property rights or our licensors may face difficulties in protecting or enforcing intellectual property in countries outside the United States and the member states of the European Patent Convention, which may diminish the value of our intellectual property in those countries.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and countries in the European Patent Convention, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we, the co-owners of our intellectual property rights or our licensors encounter such difficulties in protecting, or are otherwise precluded from effectively protecting, in foreign jurisdictions the intellectual property rights important for our business, the value of these rights may be diminished and we may face additional competition from others in these jurisdictions.

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

Claims that we infringe a third party’s intellectual property may give rise to burdensome litigation, result in potential liability for damages or stop our development and commercialization efforts.

Not infringing on the intellectual property rights of others is important to our, our strategic partners’ and our licensees’ success. Third parties may assert patent or other intellectual property infringement claims against us, our strategic partners or our licensees with respect to technologies used in our, our strategic partners’ or our licensees’ businesses. Numerous patent applications are currently pending and we expect that further patents may be filed in the future for technologies generally related to our technologies, including many patent applications that at least initially remain confidential after filing. United States, European and other patents in other jurisdictions have been or may be issued to third parties in the same fields as some of our product candidates. These third-party intellectual property rights could subject us to infringement actions. A risk inherent in any patent search to determine potential rights of third parties is that search results may be inconclusive. For example, the searches will bring to attention only those patents and patent applications indexed by search terms and classification marks used in the searches. Furthermore, searches will not reveal patent applications pending, which are not yet published or have not yet been incorporated into the search database at the date of search. Assessing the validity of claims of third party patents can be uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the success of potentially challenging the validity of third party patents is not certain. Although we have not been subject to any infringement actions to date, due to these factors and the inherent uncertainty in conducting patent searches, we may violate third-party patent rights that we have not yet identified as being relevant or at all.

The owners or licensees of these and other patents may file one or more infringement actions against us. Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages.

Furthermore, as a result of a patent infringement suit brought against us or our strategic partners or licensees, we or our strategic partners or our licensees may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property unless that party grants us or our strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if our strategic partners, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to discontinue development of a product candidate or cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Rapid technological change could make our products and collaborative projects obsolete.

Biopharmaceutical technologies have undergone rapid and significant technological change and we expect that they will continue to do so. Any compounds, products or processes that we or our strategic partners or licensees develop may become obsolete or uneconomical before achieving significant revenues.

If we or our strategic partners or licensees fail to obtain U.S. or European regulatory approval for product candidates under development, we will not be able to generate revenue in the U.S. and European markets from the commercialization of product candidates.

We must receive FDA approval for each of our product candidates before we can commercialize or sell that product candidate in the United States, and we must receive EMEA approval for each of our product candidates before we can commercialize or sell that product candidate in Europe. The FDA and EMEA can limit or deny their approval for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective;

•	regulators may interpret data from preclinical testing and clinical trials differently and less favorably than the way we interpret it;

•	regulators may not approve the manufacturing processes or facilities that we or our strategic partners or licensees use; and

•	regulators may change their approval policies or adopt new regulations.

Failure to obtain FDA or EMEA approval or any delay or setback in obtaining such approval could:

•	adversely affect our ability to market any drugs we develop independently or with strategic partners or licensees;

•	impose additional costs and diminish any competitive advantages that our products may attain; and

•	adversely affect our ability to generate royalties or product revenues.

Any such failures or delays in the regulatory approval process for any of our product candidates would delay or diminish our receipt of product revenues, if any, and would materially adversely affect our business, financial condition and results of operations.

Even if we obtain FDA or EMEA approval, our product candidate may not be approved for all indications that we request, which could limit the uses of our product and adversely impact our potential royalties and product sales. If FDA or EMEA approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies. As to any product for which marketing approval is obtained, the production, labeling, packaging, adverse event reporting, advertising, promotion and record keeping related to the product, among other things, will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product may result in restrictions on the product, including withdrawal of the product from the market. We may be slow to adapt, or may never adapt, to changes in existing requirements or adoption of new requirements or policies.

If we fail to comply with applicable U.S. and European regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, injunctions, civil penalties and criminal prosecution.

If we or our strategic partners or licensees fail to obtain regulatory approvals in other countries for product candidates under development, we will not be able to generate revenue in such countries from the commercialization of product candidates.

In order for us to market our products outside of the United States and the European Union, we and our strategic partners and licensees must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval or EMEA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States and EMEA approval in the European Union. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory review processes in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States and EMEA approval in the European Union. The adverse effects include the risk that our product candidate may not be approved for all indications that we request, which could limit the uses of our product and adversely impact our potential royalties and product sales, and the risk that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to penalties and suspension or withdrawal of regulatory approvals.

If our partners, licensees or contract manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, our clinical trials and product introductions may be delayed and our costs may rise.

We have no manufacturing facilities, limited experience in the commercial manufacturing of drugs and limited experience in designing drug manufacturing processes. We depend on our partners, licensees and contract manufacturers to produce our product candidates for clinical trials and to manufacture, supply, store and distribute any resulting products.

While we have not experienced problems with our partners, licensees or contract manufacturers to date, our reliance on these third parties exposes us to the following risks, any of which could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA, EMEA or other regulatory agencies, or the commercialization of our products, result in higher costs or deprive us of potential product revenues:

•

Drug manufacturers are obligated to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our partners, licensees or contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for our products.

•

Changing contract manufacturers may be difficult and the number of potential manufacturers is limited. Changing manufacturers may require re-validation of the manufacturing processes and procedures in accordance with FDA requirements. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, or at all.

Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. We are not aware of any violations by our partners, licensees or contract manufacturers of any of these regulations or standards. While we will be obligated to audit the performance of our contractor manufacturers, we will not have control over their compliance with these regulations and standards. Failure by our partners, licensees, contract manufacturers or us to comply with applicable regulations could result in sanctions that would have a material adverse effect on our business, including fines, injunctions, civil penalties, failure of the government to grant pre-marketing approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions.

We depend on the efforts of our strategic partners, licensors and licensees to develop and commercialize many of our product candidates.

We cannot control the time or resources that our strategic partners, licensors or licensees devote to our collaborations with those parties, nor can we control our strategic partners’, licensors’ or licensees’ business decisions. In addition, our collaborators may not perform their obligations as expected. Changes in a collaborator’s business strategy or business combinations involving a collaborator may adversely affect that party’s willingness or ability to successfully meet its obligations. Disagreements between us and our collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time-consuming and expensive negotiations, litigation or arbitration. The failure of our strategic partners, licensors or licensees to successfully complete their obligations in a timely manner or the termination or breach of agreements by these parties could materially harm our business, financial condition and results of operations.

We or our strategic partners or licensees may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical and clinical trials. If any of our product candidates are approved by the FDA, EMEA or other regulatory agencies for commercial sale, they will need to be manufactured in larger quantities. We or our strategic partners or licensees, as applicable, may not be able to successfully increase the manufacturing capacity, whether in collaboration with contract manufacturers or independently, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA and the EMEA must review and approve. If we or our strategic partners or licensees are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high-quality manufacturing. Failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could adversely affect our business.

The contract research organizations and independent clinical investigators that we and our strategic partners or licensees rely upon to conduct preclinical studies and clinical trials may not be diligent, careful or timely, and may make mistakes in the conduct of these studies.

We depend on contract research organizations, or CROs, and independent clinical investigators to conduct certain preclinical studies and clinical trials under their agreements with us or our collaborators. In our preclinical research programs, we depend on CROs to conduct certain efficacy, safety and toxicity testing activities that we are not staffed to perform ourselves. The personnel at these CROs are not our employees and we cannot control the amount or timing of resources that they devote to such programs. Our contracts with CROs may involve fixed fees. If the costs of performing the research activities or clinical trials exceed estimates, the CROs may fail to devote sufficient time and resources to our drug discovery and development programs, fail to enroll patients as rapidly as expected, or otherwise fail to perform in a satisfactory manner. Failure of the CROs to meet their obligations could adversely affect the development of our product candidates and delay the regulatory approval and commercial introduction of our product candidates. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs assist competitors, it could harm our competitive position.

Failure to enroll patients for clinical trials may cause delays in developing our product candidates.

We may encounter delays or rejections if we or our strategic partners or licensees are unable to enroll enough patients to complete clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the trial and the number and size of ongoing clinical trials sponsored by others that seek to enroll similar patients. When one product candidate is evaluated in multiple clinical trials simultaneously, patient enrollment in ongoing trials can be adversely affected by negative results from completed trials. Any delays in planned patient enrollment may result in increased costs and delays, which could harm our ability to develop products.

If we are unable to retain and recruit qualified scientists or if any of our key executives, key employees or key consultants discontinues his or her employment or consulting relationship with us, this may delay our development efforts or otherwise harm our business.

We, like many biotechnology companies, are highly dependent on the key members of our management and scientific staff. The loss of any of our key employees or key consultants could impede the achievement of our research and development objectives. Furthermore, recruiting and retaining qualified scientific personnel to perform research and development work in the future is critical to our success. We may be unable to attract and retain personnel on acceptable terms given the competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists.

Currently, we consider three employees to be key to our success. These are Werner Lanthaler, Chief Executive Officer, Dr Mario Polywka, Chief Operating Officer, and Dr Klaus Maleck, Chief Financial Officer. All of these employees are highly qualified and very experienced in the biotechnology industry.

We have employment agreements with each of these key employees. The service agreements with the management board members Werner Lanthaler, Mario Polywka and Klaus Maleck, contain a change of control clause that gives them the right of extraordinary termination if a shareholder acquires a holding of more than 30% of our shares.

Among other benefits, we have granted stock options as a method of attracting and retaining employees. Due to fluctuations in the trading price of our ordinary shares, a substantial portion of the stock options held by our employees have exercise prices that are significantly higher than the current trading price of our ordinary shares. If we are unable to offer competitive remuneration including stock options that provide sufficient incentives, we may be unable to retain our existing employees and attract additional qualified candidates.

In the recent past, we have not encountered difficulties in attracting and retaining qualified employees and as far as we are aware, none of the key employees plans to retire or leave us in the near future.

Governmental and third party payors may impose sales and pharmaceutical pricing restrictions or controls on our potential products that could limit our future product revenues and adversely affect our profitability.

The commercial success of our potential products is substantially dependent on whether third-party reimbursement will be available for our potential products. Government medical reimbursement programs, such as Medicare and Medicaid in the United States, health maintenance organizations and other third-party payors may not fully cover or provide adequate payment for our potential products. They may not view our potential products as cost-effective and reimbursement may not be available to patients or may not be sufficient to allow potential products to be marketed on a competitive basis. Likewise, legislative or regulatory efforts to control or reduce health care costs or reform government health care programs could result in lower prices or rejection of our potential products. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for our products may cause our future product revenues, if any, to decline.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our employees’ former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which could severely harm our business.

We face potential product liability exposure far in excess of our insurance coverage.

The use of any of our product candidates in clinical trials, and the sale of any approved products, may expose us to product liability claims. These claims might be made directly by patients, health care providers, pharmaceutical companies or others selling our products. We have obtained limited product liability insurance coverage for our clinical trials and such insurance may not be sufficient to cover expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, juries have awarded large judgments in lawsuits based on drugs that had unanticipated side effects in the United States. A successful product liability claim or series of claims brought against us would increase our costs, decrease our cash reserves and could cause the price of our ordinary shares and ADSs to decline.

We and our German affiliates have product liability insurance in place with a combined single limit for bodily injury and property damage of €10 million per occurrence (but with a maximum of €2,556,460 per individual person injured) and a limit of €20 million for any one calendar year. Evotec (UK) Ltd. has product liability insurances in place with a joint limit of indemnity of £20 million per occurrence. The product liability for clinical trials is insured separately on a case by case basis, usually in the range of $1 million per subject. The cost of such coverage is not material. Our U.S. subsidiary, Renovis, is included in our German product liability insurance. We are not aware of any pending threats of product liability claims.

We are subject to significant environmental, health and safety regulations, compliance with which can be expensive.

We are subject to a variety of health, safety and environmental laws and regulations in the United States, Germany, the United Kingdom and other countries. These laws and regulations govern, among other things, wastewater discharge, air emissions and waste management. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with these laws and regulations. Because we produce small amounts of experimental compounds and operate laboratory facilities, some risk of environmental liability is inherent in our business. Additionally, material costs of environmental compliance may arise in the future, increasing the overall costs of regulatory compliance.

Our activities involve biological, genetically modified and hazardous materials, and we may be liable for any resulting contamination or injuries.

Our manufacturing and research and development activities sometimes involve the controlled use and disposal of potentially harmful biological materials, genetically modified materials, hazardous materials, chemicals and infectious disease agents. Although management believes that our safety procedures for handling, storing and disposing of such materials comply with the standards prescribed by applicable regulations, we cannot completely eliminate the risk of contamination or injury from these materials. We also occasionally contract with third parties for the disposal of some of these materials. In addition, our collaborators and service providers may be working with these types of materials in connection with our collaborations. In the event of an accident or contamination, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these materials and could be held liable for significant damages, civil penalties or fines, which may not be covered by or may exceed our insurance coverage.

We and our German affiliates have insurance coverage in place for our use of biological, genetically modified and hazardous materials with limits of €10 million per occurrence (but with a maximum of €2,556,460 per individual person injured) and a limit of €20 million for any one calendar year. Evotec (UK) Ltd. has such insurance coverage in place with a joint limit of indemnity of £20 million per occurrence. Our U.S. subsidiary, Renovis, currently has general liability insurance in place with a limit of $5 million per occurrence.

Additionally, we are subject on an ongoing basis to a variety of laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of continued compliance with current or new laws and regulations might be significant and could negatively affect our profitability, and current or future environmental regulation may impair our ongoing research, development or manufacturing efforts.

We may not be able to conduct, or contract others to conduct, animal testing in the future, which could harm our research and development activities.

Certain laws and regulations relating to drug development require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted or delayed.

Item 4.    Information on the Company

History and Development of the Company

Our legal and commercial name is Evotec AG. Our principal executive offices are located at Schnackenburgallee 114, 22525 Hamburg, Germany and our telephone number is (49-40) 56-0810. Our corporate website is located at www.evotec.com. Our authorized representative in the United States is Cony d’Cruz, Evotec Inc., 5 Turley Court, North Potomac, MD 20878. Our agent for service in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036. We completed our initial public offering in Germany on November 10, 1999 and our ordinary shares are traded on the Frankfurt Stock Exchange under the symbol “EVT” and our ADSs are traded on the NASDAQ Global Market under the symbol “EVTC.”

We were originally formed as a limited liability company (Gesellschaft mit beschränkter Haftung or GmbH) under German law in December 1993 under the name Evotec BioSystems GmbH. On August 7, 1998, we transformed into a stock corporation (Aktiengesellschaft or AG) under German law and changed our name to EVOTEC BioSystems AG. Following the acquisition of Oxford Asymmetry International plc, or OAI, in 2000, we changed our name to Evotec OAI AG.

In May 2005, we acquired the remaining and total outstanding 78% interest in Evotec NeuroSciences GmbH, or ENS, in exchange for 14,276,883 ordinary shares of Evotec AG. The €40.9 million net purchase price was allocated to the assets acquired and goodwill. Upon acquiring ENS, we changed our name to Evotec AG. ENS is party to our licensing agreements with Roche.

In March 2007, we acquired all of the shares of the privately held French company Neuro3d S.A., or Neuro3d, in exchange for 5,726,012 of newly issued ordinary shares. As a result of the acquisition, we acquired more than €18.9 million net cash and investments and some early stage CNS discovery assets. Neuro3d has been consolidated in our financial statements since April 1, 2007.

In 2006 and 2007, we divested businesses that were not core to our strategy of focusing on higher-value discovery projects. Effective January 2007, we sold our 89% interest in Evotec Technologies GmbH to PerkinElmer for €23.9 million in cash. Evotec Technologies GmbH comprised our activities in the development and manufacture of research tools and instruments for the life science industry. Evotec Technologies GmbH’s product portfolio was focused on high-end technologies for automated cell biology and ultra-high throughput screening. With 80 employees at year-end 2006, Evotec Technologies GmbH accounted for €17.3 million, or 20.5%, of our total revenue for the fiscal year 2006.

In November 2007, we completed a transaction to sell our Chemical Development Business to Aptuit, Inc. for €42.5 million. The Chemical Development Business comprised our capabilities in process research and development, custom preparation, analytical development, pilot plant manufacturing and formulation. With approximately 203 employees based in Oxford and Glasgow, UK, the Chemical Development Business generated €26.8 million of third-party revenues (40% of our total revenues) for the fiscal year 2006.

With our disposition of Evotec Technologies GmbH and the Chemical Development Business, we intend to focus our strategy on higher value, results-based projects in which we share in our customers’ success through milestone payments and royalties in addition to ongoing research payments, while at the same time continuing to enter into collaborative projects that generate steady revenues from contract research.

In addition, in 2007, according to our strategy to focus our capabilities on high value-added research and to leverage the potential of offering this capability based on lower cost, we transferred our library business to India. In a joint venture with Research Support International Limited (RSIL), Evotec-RSIL Ltd. offers the design, synthesis, management and commercialization of compound libraries at competitive prices for customers. In 2006, the last full year we wholly owned this business, the library business generated revenues of €6.6 million. Revenues for the period January through August 2007, prior to the transfer to the joint venture, for the library business were €0.8 million.

Effective May 2, 2008, we acquired the biopharmaceutical company Renovis. Renovis added to our pipeline a number of complementary late-stage preclinical programs for pain and inflammation. As a result of the transaction, Renovis became our wholly owned subsidiary. In the share exchange Renovis stockholders received 0.5271 of an Evotec ADS for each outstanding share of Renovis common stock. Each ADS represents two of our ordinary shares, resulting in an issuance of 34,970,268 of our ordinary shares in connection with the acquisition. Our ADSs are traded on the NASDAQ Global Market, under the trading symbol “EVTC.”

On December 10, 2008, Jörn Aldag resigned as our President and Chief Executive Officer. On March 6, 2009 we announced that Dr Werner Lanthaler had been appointed as our new Chief Executive Officer.

On May 5, 2009, we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization all of our proprietary programs will be managed through our European operations and will result in the winding down of our US operation at Renovis in South San Francisco, California.

Business Overview

Description of Our Business

We are a drug discovery and development company focused on novel small molecule drugs. Both through our own discovery and development programs and through discovery alliances, we are generating high quality research results to build a portfolio of proprietary drug candidates and to feed into the pipeline of our partners in the pharmaceutical and biotechnology industries.

In our proprietary projects, we are developing new treatments for diseases in the areas of neuroscience, pain, and inflammation. Our portfolio comprises five clinical stage drug candidates: EVT 101, a subtype selective N-methyl d-aspartate, or NMDA, receptor antagonist for treatment-resistant depression in partnership with Roche, EVT 201, a partial positive allosteric modulator, or pPAM, of the gamma-aminobutyric acid, or GABAA, receptor complex for the treatment of insomnia, EVT 302, a monoamine oxidase B, or MAO-B, inhibitor in development for smoking cessation, a purinergic receptor, P2X7, antagonist for the treatment of inflammatory diseases, and a small molecule vanilloid receptor, VR1, antagonist for the treatment of pain in partnership with Pfizer. On April 14, 2009 we announced that the results of our Phase II proof-of-concept study investigating the potential of EVT 302 as an aid to smoking cessation failed to demonstrate any significant improvement in the quit rate compared with placebo. We are currently re-assessing the future of EVT 302, given the overall potential of MAO-Binhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.

Our late-stage preclinical research programs focus on: EVT 103, a backup compound to EVT 101, H3 antagonists for the treatment of cognitive disorders and/or narcolepsy as well as antagonists for the purinergic receptor P2X3 for the treatment of pain.

In our discovery alliances, we provide innovative and integrated solutions to the pharmaceutical industry from the target to clinical development through a range of capabilities, including early-stage assay development and screening, fragment-based drug discovery through to medicinal chemistry and in vivo pharmacology. Our partners include, among others, Boehringer Ingelheim, CHDI, Novartis, Ono Pharmaceutical and Roche. In exchange for access to our integrated discovery offerings, we receive contractual service fees and ongoing FTE-based research payments and, in certain circumstances, milestone and royalty payments related to the achievement of certain research, development and sales milestones.

We have subsidiaries in Hamburg, Germany, Oxford, UK and South San Francisco, CA, and North Potomac, MD, USA.

Our Strategy

Our strategy is to build a sustainable biopharmaceutical company. Consequently, we intend to develop best-in-class therapeutics for high unmet medical needs – not only in CNS-related disorders but also in inflammation and pain—and engage in revenue generating discovery alliances to identify novel drug candidates for pharma and biotech partners. To further mitigate the risks associated with our proprietary portfolio, we seek to partner some programs at clinical proof-of-concept or earlier with pharmaceutical companies, while we reserve the right to take forward selected programs on our own.

The key elements of our strategy are as follows:

•

Advancing the proprietary clinical pipeline of product candidates. We believe that our scientific expertise is broadly applicable to a wide range of diseases and that building a portfolio of core products will mitigate some of the risks associated with drug development. Our current pipeline comprises two partnered and three unpartnered clinical drug candidates and a few late-stage preclinical compounds. As planned, in 2008, two programs advanced into clinical Phase I studies thereby meeting the goal of five compounds in the clinic. Of those five compounds one moved into Phase II in 2008 and another is poised to enter into Phase II in 2009. Internal investments into our insomnia drug candidate EVT 201 were stopped in 2009 as we did not meet the partnering milestone with this molecule.

•

Grow the clinical pipeline organically and through in-licensing and acquisition. Besides advancing our existing clinical programs through development, we have built substantial drug discovery expertise and an industrialized platform that can drive new innovative small molecule compounds into the clinic. This expertise covers the entire spectrum of discovery and is applicable to targets across multiple therapeutic indications. Our capabilities include high-throughput and high-content screening, medicinal chemistry, fragment-based drug discovery and in vivo pharmacology, as well as an extensive series of in vitro metabolic and safety profiling assays. In addition, we have built a deep knowledge in neuroscience, pain, and inflammation. Leveraging these skills and expertise, we intend to organically grow our clinical pipeline. In 2008, we delivered on our objective of progressing two compounds that originated from the Renovis acquisition into clinical Phase I studies, a VR1 and a P2X7 antagonist. In 2009, we expect to advance another candidate into clinical trials.

In addition to organic pipeline growth, the current market environment offers increasing opportunities of complementing our pipeline through in-licensing and acquisition. For example, several biotech companies with limited financial strength and liquidity may not be able to continue the development of promising compounds as the financial markets are increasingly difficult for biotech investments. This might force them into collaborations with partners that have a solid financial position such ours. In this context, while not currently planned, we may opportunistically take advantage of our financial position.

•

Focus research and development efforts on core R&D programs. Following the completion of a strategic business review, we announced on March 27, 2009 the implementation of the strategic plan “Evotec 2012—Action Plan to Focus and Grow.” In this context, we decided to focus our own R&D investments on core programs that will deliver the greatest value to stockholders and partners: our remaining unpartnered clinical program, the P2X7 antagonist, as well as our late-stage preclinical projects, the P2X2/3 and H3 antagonist programs. Although going forward, we will continue to invest in highly innovative new research projects with major unmet needs, investment in existing early programs will be limited. As a result of this concentration, more projects will be available for strategic partnering discussions in the near future.

•

Establish strategic alliances to mitigate the risks associated with our portfolio and assist in the development and commercialization of our products, while retaining significant commercial rights. To mitigate the risks associated with our portfolio we intend to out-license selected drug candidates at proof-of-concept or earlier to pharmaceutical companies for upfront and milestone payments, as well as for royalties on future sale of drugs. In particular, we aim to partner pipeline products that address major markets with larger pharmaceutical companies with the financial strength for the highly expensive Phase III trials and with a suitable sales organization for successful commercialization. Given the market potential of our clinical candidates, this represents the potential for a sizeable and sustainable revenue stream. A further main element of our strategy is, however, that we reserve the right and keep core competencies to develop at least one of our pipeline products to the market ourselves.

In 2008, we were seeking to partner our lead insomnia compound EVT 201, but we were not able to enter into a partnership during the year. With the strong performance of generic Ambien, launched in 2007, the market environment for any partnering of insomnia drugs remains challenging and hence we no longer expect a partnering event in the short-term and have stopped internal investment in this program. We have recently renegotiated the terms of our EVT 201 contract with Roche in order to improve the economics and based on these new terms, we will assess our longer term options. Despite the failed partnering process of EVT 201, many of our current projects find high interest within the pharmaceutical industry. Strategically, we intend to enter into high value alliances with pharma partners to mitigate the risks associated with our business model further while keeping some of the upside of our current clinical assets. The development alliance with Roche signed in March 2009 is an example of such a high value partnership.

•

Invest and expand discovery alliances business. In addition to our proprietary projects, we apply our drug discovery and disease expertise to collaborative research projects with industry partners. Our reputation for delivering the highest quality results within agreed budgets and timescales has been at the core of our success. With our integrated discovery platform, we provide collaborators a choice of solutions for projects that range from target to clinic. In the past, clients have mainly engaged us to provide specific capabilities on a fee-for-service basis. Today, collaborative research providers are expected to contribute additional disease expertise, specific know-how and resources previously generated internally in broader, more innovative drug discovery collaborations. To fully capitalize on the potential of our capabilities, we therefore increasingly engage in higher value, results-driven projects such as our collaboration with Boehringer Ingelheim and were successful in meeting our 2008 goal of signing one significant new partnership through our three-year contract with Novartis. In such projects, we forgo higher short-term research payments, while sharing in our customers’ success through milestones and royalties.

During the second half of 2008, we achieved three preclinical milestones from such collaborations, amounting to the receipt of payments of €8.5 million. This underscores the strength of our discovery capabilities and exceeded our budgeted target for 2008.

Our Product Pipeline

Through selective in-licensing as well as our own discovery projects, we intend to build a pipeline of drug candidates that has the potential to provide a steady flow of compounds for partnering, with significant future growth potential. Once the pipeline generates promising drug candidates with demonstrated proof-of-concept in patients or potentially earlier, we intend to partner and out-license these compounds to pharmaceutical companies for upfront and milestone payments, as well as royalties for the future sale of drugs. Such royalties can be significant given the market potential of our clinical candidates. It is a further element of our strategy to maintain the opportunity and core competencies to develop and advance at least one of our pipeline products to the market ourselves.

The following table summarizes the development status of our product candidates in clinical development:

Product Candidate	Indication	Partner	Development Status
EVT 101	Treatment-resistant depression	Roche	Phase I
P2X7	Inflammation		Phase I
VR1 *	Pain	Pfizer	Phase I
EVT 302 **	Smoking cessation		Phase II
EVT 201***	Insomnia		Phase II

*	In the first quarter of 2009 Pfizer stopped development of this clinical candidate. However, the collaboration between Pfizer and Evotec continues.
**	We have stopped further investment in this indication for EVT 302 in 2009 and are evaluating the future investment in other indications.
***	We stopped further internal investment into this program in 2009.

Products in Clinical Development

EVT 101

Selectivity for Better Treatment Options. Our product candidate EVT 101 is a first generation, orally available subtype-selective NMDA receptor antagonist with potential for the use in treatment-resistant depression, pain, Alzheimer’s disease and other indications. In all those specific indications, the market opportunities are large and growing. Preclinical and clinical studies we have performed appear to have shown that EVT 101 has good drug-like properties, good oral bioavailability and in vivo pharmacokinetics. It has been demonstrated to be safe and well tolerated in Phase I trials. Current treatments for treatment-resistant depression, pain, and, Alzheimer’s disease are limited and often associated with significant side effects. If approved, selective antagonists of N-methyl d-aspartate, or NMDA, receptors could be an attractive treatment option as they have potential for an improved side effect profile combined with superior efficacy. We partnered with Roche in early 2009 to investigate the potential of EVT 101 in treatment-resistant depression.

Treatment-Resistant Depression—a Significant Unmet Medical Need. More than 120 million people are estimated to suffer from depression globally. According to the National Institute for Mental Health, some of the symptoms include persistent sad, anxious or “empty” moods, feelings of hopelessness or pessimism, feelings of guilt, worthlessness or helplessness, or loss of interest or pleasure in hobbies and activities that were once enjoyed.

According to European Neuropsychopharmacology (D. Souery, 1999) it has been recognized that about one third of patients treated for major depression disorder do not respond satisfactorily to the first antidepressant pharmacotherapy. Treatment-resistant depression is a term used in clinical psychiatry to describe cases of major depressive disorder that do not respond to adequate courses of at least two antidepressants. There are only few new mechanisms in clinical development for depression.

Phase Ib Studies Showed Effect on the Human Brain. In 2008, we completed a series of Phase Ib studies of EVT 101. These studies were designed to show safety and tolerability over longer dosing periods at higher doses and also to provide signs of CNS activity in order to guide potential therapeutic doses. Results from a Phase Ib 4-week repeat dose study showed that the drug was well tolerated up to the highest dose tested. In addition, a sub-study in which the cerebral spinal fluid concentration of the drug was measured revealed that EVT 101 penetrates the brain leading to concentrations that should produce a high level of NR2B receptor blockade. In support of this, results from a second, brain imaging, Phase Ib study provided first evidence that the same doses as in the first Phase Ib study have an effect upon brain function in humans. They produced specific modulation of neuronal activity in relevant brain areas and were also well tolerated.

In parallel, we satisfactorily completed all studies on this compound requested by the FDA in connection with our IND.

Phase II to Start in 2009 in Collaboration with Roche. In March 2009, we signed a partnership with Roche for the development of the EVT 100 compound family with potential cash flows to us exceeding $300 million. Roche paid us an upfront payment of $10 million and will fund the Phase II clinical study for EVT 101 in treatment-resistant depression and a Phase I program for EVT 103. Roche has an option to buy back the entire EVT 100 series of compounds after completion of the Phase II trial. If Roche exercises this option, we will receive a $65 million payment from Roche plus substantial milestones and double-digit commercial payments. The Phase II study is expected to start in the second half of 2009.

A next-generation molecule to EVT 101, EVT 103, is also in early development. It has a comparable pharmacological profile, but a less complex synthesis. In 2008, we have completed all the entry-into-man enabling studies and have cleared the way to initiate clinical Phase I studies in 2009 in the context of our collaboration with Roche.

P2X7 Antagonist Program

The purinergic receptor, P2X7, is a clinically-validated target for rheumatoid arthritis and other inflammatory diseases. It is a member of a family of ligand-gated ion channels found primarily in cells of the immune systems where it is thought to play a role in inflammatory processes. As it has been shown to initiate the processing and release of the IL-1 family of cytokines it is believed to play a critical role in the inflammation that underlies diseases like rheumatoid arthritis and inflammatory bowel disease and even respiratory diseases such as chronic obstructive pulmonary disease—all representing large markets with urgent needs for safe and effective small molecule therapies. The goal for this program is the design of best-in-class P2X7 receptor antagonists that are distinguished by their potency, selectivity, pharmacokinetic properties and safety profiles.

Phase I Started in 2008. We initiated Phase I clinical studies with our lead candidate in October 2008 to assess its safety, tolerability, pharmacokinetics and pharmacodynamics. The study is currently in progress and we expect to announce results during mid 2009.

VR1 Antagonist Program

Certain ion channels are known to be key mediators of pain signaling. A specific family of ion channels known as transient receptor potential, or TRP, ion channels, are attractive targets for drug discovery. TRPV1 (VR1—vanilloid receptor 1) is one specific member that has compelling preclinical validation as a target for the treatment of a number of different pain states. It may be activated by a wide variety of stimuli, including heat greater than 43°C and capsaicin, the active component of chili peppers. In addition, given VR1’s role in inflammatory disease pathologies, it may also be possible to develop treatments for non-neurological conditions, such as urinary incontinence, irritable bowel syndrome and asthma.

Phase I Started in 2008. We are conducting our VR1 program in partnership with Pfizer. Jointly, we have identified chemical compounds that block VR1 and prevent it from signaling the sensation of pain. We have demonstrated oral analgesic efficacy in multiple preclinical models of pain. Progress under the collaboration have triggered total milestone payments to Renovis in excess of $6.0 million since the initiation of the collaboration. As expected, Pfizer advanced the lead candidate into Phase I clinical trials in mid 2008 to evaluate the compound’s safety, tolerability and pharmacokinetic profile. During the first quarter of 2009 Pfizer stopped development of this clinical candidate. However, our collaboration with Pfizer continues and we are currently working on potential follow-on candidates. Although the joint research phase officially ended in June 2008, we are eligible to receive milestone payments and royalties on worldwide net sales per product successfully developed and commercialized. If successful, we expect to have an effective, non-narcotic, non-addictive and non-steroidal analgesic to treat chronic pain, with minimal side effects.

EVT 302

EVT 302 is an orally active, selective and reversible MAO-B inhibitor. Phase I studies completed in 2008 have shown that EVT 302 has excellent tolerability and the potential for a superior safety profile compared to less selective MAO-B inhibitors. In a recent Phase I clinical study conducted by us it was shown that, at therapeutic doses and above, EVT 302 did not interact adversely with tyramine, a substance that can be found in high amounts in certain drinks or foods such as red wine, cheese and chocolate. In extreme cases, such an interaction can dangerously elevate blood pressure, requiring patients to adhere to strict dietary restrictions. By confirming EVT 302’s safety and tolerability, we laid a foundation for moving forward to Phase II proof-of-concept trials. In September 2008, we began a Phase II quit rate study, assessing the number of people who completely give up smoking over a specified period of time. On April 14, 2009 we announced that the results of this Phase II study failed to demonstrate any significant improvement in the quit rate compared with placebo. We are currently re-assessing the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study

EVT 201

EVT 201 had been our lead compound in development for the treatment of insomnia which we anticipated to partner with a pharmaceutical company in 2008. Compared to current sleep aids, the profile of EVT 201 suggests that, combined with an excellent safety profile, the compound has strong efficacy in maintaining sleep throughout the night and ensuring next day alertness. However, the market environment for partnering of insomnia drugs has become increasingly challenging. As a result, we do not expect to conclude a partnering agreement for EVT 201 in the near term and we have stopped internal investment in clinical trials of EVT 201. In parallel, we have negotiated revised financial terms for EVT 201 with Roche. Instead of previous obligations to pay Roche defined future development milestones, as well as commercial payments, Roche will be receiving a pre-defined fixed proportion of any payments we receive from potential partnering collaborations. In light of this additional flexibility, we are now reassessing longer term options for potential further development and commercialization of EVT 201.

Other Research and Development Activities

From our own internal discovery programs we expect to identify at least one investigational new drug, or IND, track candidate in 2009. This is expected from the P2X3/P2X2/3 or H3 antagonist programs. These projects clearly demonstrate that our unique and world class, small molecule discovery capabilities can be used to produce valuable clinical candidates for exciting targets in valuable indications.

P2X3 and P2X2/3 Antagonist Program

The P2X3 and P2X2/3 receptors are also members of the P2X purinergic receptor family of ligand-gated ion channels. We believe that the P2X3 and P2X2/3 receptors are promising therapeutic targets for major medical needs in the areas of chronic pain and bladder dysfunction. These receptors are present in a restricted subset of primary sensory neurons which transmit pain signals, and preclinical studies examining their function suggest that they may have important roles in pain signaling and bladder function in humans. Studies conducted using small molecule antagonists of P2X3 and P2X2/3 as well as gene knockdown experiments, have demonstrated profound pain relief in multiple preclinical models of chronic inflammatory and neuropathic pain as well as urinary incontinence. Because the industry has struggled to design or identify drug-like ligands that inhibit these receptors, we believe we have an opportunity for a first-in class drug therapy.

We have identified proprietary small molecule antagonists of P2X3 and P2X2/3 and are actively engaged in late-stage lead optimization to support the selection of an IND-track candidate in 2009 and to commence clinical development in 2010.

H3 Antagonist Program

The histamine system constitutes one of the most important brain-activating systems regulating several brain functions. While, in the brain, histamine exerts its stimulatory action through post-synaptic H1 and H2 histamine receptor subtypes, H3 receptors are located presynaptically inhibiting histamine release. H3 receptor expression is not confined to histaminergic neurons, but, as a heteroreceptor on other neuron types, the H3 receptor is known to modulate various neurotransmitter systems in the brain, such as acetylcholine, dopamine and noradrenaline. As impairment in certain neurotransmitter systems is involved in neurological and psychiatric disorders, and given the modulatory effects of H3 receptors on multiple neurotransmitter systems, H3 antagonists are potential therapeutic agents for a variety of diseases such as cognitive impairment in Alzheimer’s disease and schizophrenia, narcolepsy and neuropathic pain. Data obtained with H3 antagonists as well as with H3 receptor knock-out models have provided a plethora of information on H3 receptor function and strengthen the rationale for H3 antagonists in these therapeutic indications.

We have identified and optimized novel and highly selective classes of small molecule antagonists of the histamine H3 receptor. Members of the active series have been tested in relevant in vivo models and have been shown to have promising profiles for progressing to the stage of preclinical development candidates. Selection of an IND-track candidate is expected to be imminent; two candidates are undergoing extensive profiling. We expect to commence clinical development in the first half of 2010.

Discovery Alliances

Discovery alliances are generating revenues and cash. Synergistic with our proprietary discovery and development programs and central to our business is the application of our drug discovery and disease biology expertise to collaborative research projects with industry partners, academic institutions and not-for-profit organizations. With an integrated drug discovery platform, we provide to our partners high quality drug discovery solutions from target to clinic. We are proud to collaborate with many of the world’s leading pharmaceutical companies including Boehringer Ingelheim, Japan Tobacco, Novartis, Ono, Pfizer, and Roche as well as many biotechnology companies that provide ongoing payments for research activities and mid-term revenue possibilities through achieving milestones. In addition, as highlighted in the description of our pipeline, we aim to out-license some of our internal programs, from which we expect to receive upfront license payments, milestone payments and royalties based on future product sales.

High value-added, results-based alliances plus substantial contracts in preferred therapeutic areas are a foundation for growth. In the past, customers have engaged us to provide specific capabilities on a pure fee-for-service basis. Today, partners also seek broader, more innovative drug discovery solutions that require us to contribute disease expertise, specific know-how and resources previously available through their internal structures. Our expertise in neuroscience, pain, and inflammation has positioned us as a partner of choice for such large collaborations in these therapeutic areas, as illustrated by our partnership with Boehringer Ingelheim, CHDI and Novartis. To fully capitalize on the potential of our capabilities and expertise, we also offer higher value, results-driven collaborations in which we share in our customers’ success through milestone payments and royalties along with FTE-based research fees in combination with our more traditional business model.

Boehringer Ingelheim. Since September 2004, we have been in a collaboration with Boehringer Ingelheim to jointly identify and develop preclinical development candidates for the treatment of various diseases including CNS-related disorders. Under the terms of the agreement, Boehringer Ingelheim has full ownership and global responsibility for clinical development, manufacturing and commercialization of the compounds identified. In return, we receive ongoing FTE-based research payments and preclinical milestones, plus clinical milestones and royalties on future sales of drugs derived from the collaboration. In January 2006, the collaboration doubled in size and was extended to the end of 2008. Since then, a team of approximately 80 scientists from both companies continue to work together on various projects. In early 2008, the collaboration was extended for an additional 12 months until the end of 2009. Between 2005 and 2008 we have achieved various milestones for the identification of a number of lead compounds on priority targets. In 2008, we identified our first preclinical development candidate. As a consequence, the partnership reached three milestones triggering payments to us of €8.5 million in the course of 2008 alone. Further potential milestone payments from the collaboration are expected in 2009 and beyond.

In addition to the collaboration described above, in March 2007 we entered into a multi-year collaboration with Boehringer Ingelheim to jointly identify novel targets as potential points of intervention in the treatment of Alzheimer’s disease. Our scientists, together with the Research Institute of Molecular Pathology in Vienna, or IMP, apply proprietary and well-validated disease models to identify novel Alzheimer’s disease targets. Based on these models, Boehringer Ingelheim will select and further validate target candidates for its in-house drug discovery program with the goal of developing innovative novel therapeutics. Furthermore, this collaboration provides us with the potential to support Boehringer Ingelheim in the subsequent target validation process. If Boehringer Ingelheim exercises this option, we are eligible for milestone payments of up to €20 million per target plus royalties based on a percentage of sales.

Roche. In June 2006, we initiated a collaboration with Roche to jointly discover and develop compounds targeting CNS-related diseases and other indications, building on intellectual property previously generated on a biological target by us. Under the terms of the agreement, both companies commit research and development resources to jointly drive novel compounds into clinical development. At the clinical development candidate stage, Roche will initially have exclusive rights to the development of such product candidates in exchange for us receiving potential milestone payments of up to €105 million plus royalties derived from the sale and distribution of such product candidates. If Roche does not exercise its option right, we have reciprocal option rights to the development of such product candidates in exchange for Roche receiving potential milestone payments and royalties based on a percentage of sales. Screening of both companies’ compound libraries has been completed by us. We believe the optimization of highly active and selective molecules is progressing well.

CHDI. In March 2006, we entered into a strategic drug discovery partnership with CHDI to help advance a number of their drug discovery programs. CHDI is a not-for-profit organization pursuing a biotech approach to finding therapies for Huntington’s disease. It operates as a virtual biotechnology company, progressing its discovery research entirely through third-party collaborations meaning that partners such as us are critical to their success. Through this business model CHDI seeks to identify and work with a network of the best companies available in order to successfully reach its goal to cure Huntington’s disease. In February of 2008, CHDI extended their collaboration with us to the end of 2010; the extension being worth a potential $37 million in research payments to us. Under the terms of the extension, we will continue to provide CHDI with services across its integrated discovery offering including assay development, ultra-high-throughput, high-content and fragment-based screening, structural biology, computational chemistry, and medicinal chemistry.

Novartis. One of the highlights in 2008 was the research collaboration we entered into with Novartis to identify and develop novel small molecule therapeutics in December 2008. We will apply our powerful drug discovery platform in combination with our extensive disease biology expertise to advance a drug discovery program against a target nominated by Novartis into the clinic. Furthermore, the agreement may be expanded by the addition of a second program. The collaboration will run for an initial period of three years.

Under the terms of the agreement, we will progress the programs up to clinical development and Novartis will then have the responsibility for all clinical development activities, manufacture and commercialization of the compounds. In return for our contributions to the research program, we are eligible for an upfront payment, research funding as well as preclinical and clinical milestone payments that could exceed $28 million. In addition, Novartis will pay royalties on sales to us for any marketed products resulting from the collaboration.

Ono Pharmaceutical. In early 2008, we signed a drug discovery agreement with Ono Pharmaceutical. The collaboration applies our proprietary EVOlutionTM platform for fragment-based drug discovery to identify novel and potent compounds against a protease target provided by Ono. In the collaboration, the platform is combined with our expertise in medicinal chemistry and Absorption, Distribution, Metabolism, Excretion, and Toxicity (ADMET) to further characterize active compounds identified using the technology and optimize their potency and selectivity to generate molecules for subsequent progression into clinical trials.

Under the agreement, Ono paid an initial, upfront fee for access to our fragment-based drug discovery technology, EVOlutionTM and provides research funding and success-based milestones based on the progress of the research.

InterMune. With our support, InterMune has made considerable progress in their Hepatitis C drug discovery and development program. The collaboration was initiated in early 2007 and applies EVOlutionTM in combination with our ultra-high-throughput screening (uHTS) technology to InterMune’s targets. The financial terms include a technology access fee for the EVOlutionTM technology plus ongoing research funding. Based on the success of this initial project, at the end of 2007 we signed a second drug discovery contract with InterMune further utilizing our medicinal chemistry know-how.

Principal market in which the company competes

Our business is based on two pillars: internal development programs for proprietary drug candidates and innovative discovery alliances in which customers fund research. The focus of our internal programs is predominantly diseases of the nervous system, pain, and inflammation. In discovery alliances, we work with customers on a wide variety of disease areas and target classes. We are working towards increasing our level of participation through results-based partnerships with pharmaceutical companies, resulting in milestones and royalties for us in addition to FTE-based research payments. The customer segments addressed include pharmaceutical and biotechnology companies as well as academia and not-for-profit organizations. Geographically, North America and Europe are expected to contribute more than 80% to revenues, as these are the largest markets for drug discovery and development.

Breakdown of revenue from continuing operations by geography for each of the last three fiscal years

	For the years ended December 31,
	2008	2007	2006
	(€ in thousands)
Revenues by geography
Germany	14,872	5,270	7,045
UK	1,756	1,484	1,077
Rest of Europe	3,369	6,554	11,172
US	15,313	15,466	15,783
Rest of World	4,303	4,111	5,498

Total Revenues	39,613	32,885	40,575

Seasonality

Our business is not subject to seasonal patterns.

Raw materials

We do not depend on critical suppliers nor scarce raw materials.

Marketing channels

We market our drug discovery solutions though a dedicated sales force to pharmaceutical and biotech companies. In addition, we have a Business Development team to seek partnering opportunities for some of our internal programs with pharmaceutical companies to conduct later stage clinical trials and later to potentially manufacture and distribute an approved product.

Intellectual Property

Patents, Trade Secrets and Licenses

We rely on a combination of patent, trademark and trade secret laws, in addition to confidentiality and inventions assignment agreements and licensing agreements, to establish and protect our intellectual property and proprietary information rights. We actively seek, whenever appropriate, patent protection for our intellectual property in Europe, the United States and other jurisdictions. In addition to using external advisors, we have dedicated internal resources to managing and monitoring our intellectual property and proprietary information rights.

The following factors are important to our success:

•	receiving patent protection for our product candidates and technologies;

•	not infringing on the intellectual property rights of others;

•	preventing others from infringing our intellectual property rights; and

•	maintaining our patent rights and trade secrets.

We will be able to protect our technologies and the competitiveness of our future products only to the extent that we are able to obtain valid and enforceable patents, protect our trade secrets and enforce confidentiality and inventions assignment agreements. For more information regarding the risks we face with respect to our intellectual property and proprietary information rights, see the risk factors set forth under the heading “Risks Related to Our Industry.”

Patents

As of December 31, 2008, we had more than 130 patent and utility model families under our full control. All of these are on file, or pending through national and/or foreign applications such as patent applications filed under the Patent Cooperation Treaty, or applications filed with the United States Patent Office, the European Patent Office, or the Japanese Patent Office. We review our patent portfolio regularly and decide whether to maintain or withdraw our patent applications and patents based on the importance of such intellectual property for our strategy.

In addition, pursuant to agreements with Roche, we have exclusively in-licensed several drug candidates, including the EVT 100 compound family, EVT 201 and EVT 302. These are protected by diverse composition of matter patent families as well as patents relating to their therapeutic use in major countries worldwide.

In addition to the selective in-licensing of product candidates, we pursue our own discovery projects and thereby intend to build a pipeline of drug candidates that have the potential to provide compounds for partnering. With this end in mind, we monitor the research activities and results of in-house research in order to identify potentially patentable drug candidate series. Numerous patent applications have been filed so far for such series. Drug candidates from the VR1 program and our P2X7 program have advanced into human clinical trials in 2008, whereas other programs such as the P2X3/ P2X2/3 and the H3 programs are at the late preclinical research stage.

Furthermore, with our deep knowledge in CNS-related diseases we have established a solid position in the identification and validation of molecular targets involved in Alzheimer’s disease and other neurodegenerative diseases. Over the past years, we have built a patent portfolio that covers the use of such targets for diagnostic and drug discovery purposes.

We have also developed a number of biological assays, i.e. methods to measure the chemical or biological activity of any combination of targets and compounds, which are also patent protected.

Patents and patent applications for detection and other platform technologies support our intellectual property position. We own a portfolio of patent families as well as utility models on such technologies, many of which have been out-licensed to PerkinElmer Cellular Technologies Germany GmbH, our divested former subsidiary Evotec Technologies GmbH. Furthermore, we are the holder of non-exclusive licenses for technologies owned by PerkinElmer Cellular Technologies Germany GmbH, Olympus Corporation and other third parties.

Trade Secrets, Confidentiality and Assignment Agreements

Much of our technology and many of our processes depend upon the knowledge, experience and skills of our scientific and technical personnel. To protect rights to our proprietary know-how and technology, we generally require all employees, contractors, consultants, advisors and collaborators as well as potential collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information. The agreements with employees and consultants typically also require disclosure and assignment to us of ideas, developments, discoveries and inventions relevant to our business.

Government Regulation

We operate in a highly regulated industry. In both Europe and the United States, our product candidates will require the submission of regulatory filings prior to clinical trials and regulatory approvals prior to commercial production and distribution. The regulatory approval process is generally stringent and time-consuming.

To obtain these approvals, preclinical studies and clinical trials must be conducted to demonstrate safety, efficacy and consistent quality of the product candidates. Preclinical studies involve laboratory and animal studies and clinical trials are the means by which product candidates are tested in humans.

Clinical trials are normally conducted in three phases:

•

Phase I—Clinical trials are conducted in a limited population of volunteers and occasionally patients, to test a product candidate for safety, dosage tolerance, absorption, metabolism, distribution and excretion in healthy individuals.

•

Phase II—Clinical trials are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specifically targeted diseases and to determine dosage tolerance and optimal dosage amounts. We may conduct multiple Phase II clinical trials in order to obtain as much information as possible prior to beginning the larger and more expensive Phase III clinical trials. In some cases, a sponsor may decide to run what is referred to as a “Phase IIb” clinical trial, which may be a second, confirmatory Phase II clinical trial that could, if positive, serve as a pivotal clinical trial in the approval of a product candidate.

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

United States

Overview. Small molecule drugs and biologics are regulated by the FDA under the Federal Food, Drug and Cosmetic Act, or the FDC Act and the Public Health Service Act, or PHS Act. The FDC Act, the PHS Act and related regulations govern the testing, manufacturing, safety, efficacy, labeling recordkeeping, and advertising and other promotional practices with respect to these drugs and products. The FDA must approve a product candidate before marketing of that product may begin.

Conduct of clinical trials. Before a sponsor may begin clinical trials, it must submit an investigational new drug application, or IND, to the FDA. The IND typically includes information about non-clinical tests such as laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. Compiling that information is a costly and time-consuming process. Generally, a sponsor of a clinical trial may begin the first phase of the trial thirty (30) days after the FDA receives the IND unless, before that time, the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. The FDA receives reports on the progress of each phase of clinical trials, and it may require the modification, suspension or termination of clinical trials if an unwarranted risk is presented to test subjects.

Application and approval process. After completion of clinical trials of a product candidate, the sponsor must obtain FDA marketing approval. If the product is regulated as a biologic, the sponsor will submit a biological license application, or BLA to the FDA. If the product candidate is a small molecule drug the sponsor will submit a new drug application, or NDA to the FDA. The BLA or NDA must include results of product development activities, preclinical studies, clinical trials and detailed manufacturing information among other things.

The FDA subjects NDAs and BLAs to a thorough review process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional preclinical studies or clinical trials.

Even if we obtain FDA approvals, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or a failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of our product or mandated withdrawal of the product from the market, as well as possible civil or criminal sanctions. Before marketing approval is granted, the facility at which the product is manufactured will be inspected for compliance with current Good Manufacturing Practice, or cGMP requirements by FDA inspectors and will be inspected periodically for continuing compliance.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. If a member state objects to the approval, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion of the Committee for Proprietary Medicinal Products, or CHMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same product candidate.

Competition

We compete in the segment of the pharmaceutical market that treats diseases in the areas of neuroscience, pain and inflammation, which is highly competitive. We face significant competition from most pharmaceutical companies as well as biotechnology companies that are also researching and selling products designed to treat those diseases. Our main competitors for discovery alliances include, among others, BioFocus DPI, the service division of Galapagos NV, and Albany Molecular Research, Inc., as well as emerging Asian suppliers, such as WuXi PharmaTech. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. As such, we currently intend to partner and out-license our product candidates to pharmaceutical companies to conduct Phase III clinical trials or potentially earlier trials and to develop, manufacture and distribute such product candidates in exchange for upfront and milestone payments and royalties for future sales. In the search for such partnerships, however, we compete with other biotech companies following a similar strategic approach. In addition, many universities and private and public research institutes are active in neurological research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel.

We believe that our ability to successfully compete will depend on, among other things:

•	efficacy, safety and reliability of our product candidates;

•	timing and scope of regulatory approval;

•	the speed at which we develop product candidates;

•	completion of clinical development and laboratory testing and obtaining regulatory approvals for product candidates;

•	the ability of our licensees to manufacture and sell commercial quantities of a product to the market;

•	product acceptance by physicians and other health care providers;

•	quality and breadth of our technology;

•	skills of our employees and our ability to recruit and retain skilled employees;

•	protection of our intellectual property; and

•	availability of substantial capital resources to fund development and commercialization activities.

Organizational Structure

The following table includes all of the entities within our group, of which Evotec is the parent.

2008 Evotec voting and ownership interest
%
Subsidiaries
Evotec (UK) Ltd., Abingdon, UK	100.0
ENS Holdings, Inc., Delaware, USA	100.0
EVOTEC NeuroSciences GmbH, Hamburg	100.0
Evotec Neurosciences AG, Zurich, CH	100.0
Neuro3d SA, Mulhouse, France	100.0
Evotec Inc., Delaware, USA	100.0
Oxford Diversity Ltd., Abingdon, UK	100.0
Oxford Asymmetry Employee Shares Trust Ltd., Abingdon, UK	100.0
ProPharma Ltd, Glasgow, UK (shell company)	100.0
Renovis, Inc., Delaware, USA	100.0
Investment in associated Companies
Evotec RSIL Ltd., Maharashtra (Thane), India	49.00
Other Investments
European ScreeningPort GmbH, Hamburg	19.90

Property, Plants and Equipment

Facilities

Our headquarters, which house our corporate offices and laboratories, are located in Hamburg, Germany. We lease approximately 5,620 square meters (approximately 60,500 square feet) in this facility under an operating lease expiring in December 2012 and approximately 1,400 square meters (approximately 15,000 square feet) under an operating lease with semi-annual break dates. We also lease approximately 1,200 square meters (approximately 12,900 square feet) of office and laboratory space in another facility in Hamburg, Germany under an operating lease expiring in March 2015 and approximately 225 square meters (approximately 2,422 square feet) of office and laboratory space located in Berlin, Germany under an operating lease that is terminable upon six-months notice.

We also lease approximately 9,000 square meters (approximately 96,870 square feet) of office and laboratory space located in Oxfordshire, United Kingdom under operating leases expiring in 2023. Pursuant to the disposition of our Chemical Development Business to Aptuit on November 30, 2007, we transferred leases to certain of our facilities in Oxfordshire and Glasgow totaling approximately 13,400 square meters (approximately 144,000 square feet) to the buyer.

As a result of acquiring Renovis, we have acquired a lease for 70,235 total square feet of office and laboratory space in South San Francisco, California. The lease expires on August 31, 2009 and will not be extended as a result of the winding down of our US operation at Renovis.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in the “Special Note Regarding Forward-Looking Statements” on page 1 and “Risk Factors” above.

Results of Operations

We are a drug discovery and development company focused on novel small molecule therapeutics. Both through our own programs and through discovery alliances, we strive to generate high quality research results to build a portfolio of proprietary drug candidates and to feed into the pipelines of our partners in the pharmaceutical and biotechnology industries. In our discovery alliances, we provide innovative and integrated solutions to the pharmaceutical industry from the target to clinical phase through a range of capabilities, including early stage assay development and screening, fragment-based drug discovery as well as medicinal chemistry and in vivo pharmacology. In proprietary projects, we specialize in finding new treatments for diseases in the areas of neuroscience, pain and inflammation. Our current clinical pipeline comprises two partnered programs and three unpartnered clinical drug candidates:

•

EVT 101, an orally available, subtype-selective (NMDA receptor antagonist with the potential for the treatment of treatment-resistant depression, pain and Alzheimer’s disease. In March 2009, we announced a partnership with Roche for the development of this compound and its follow-on molecules with potential cash flows to us exceeding $300 million. Roche paid us an upfront payment of $10 million and will fund the Phase II clinical study of EVT 101 in treatment-resistant depression;

•

A P2X7 antagonist, a member of a family of ligand-gated ion channels found primarily in cells of the immune system where it is thought to play a role in inflammatory processes including rheumatoid arthritis and inflammatory bowel disease. We initiated a Phase I clinical study with our lead candidate in October 2008 to assess its safety, tolerability, pharmocokinetics and pharmacodynamics;

•

A VR1 antagonist, belonging to a specific family of ion channels, so called transient receptor potential ion channels, that are known to be key mediators of pain signaling. During the first quarter of 2009 Pfizer, our collaborative partner, stopped development of the clinical candidate that they had initiated Phase I testing on in 2008. However, our collaboration with Pfizer continues and we are currently working on potential follow-on candidates;

•

EVT 201, a pPAM of the GABA A receptor, for the treatment of insomnia. The compound has completed two Phase II proof-of-concept studies with positive results. However, due to difficult market conditions for partnering of insomnia drugs we do not expect to conclude a partnering agreement with EVT 201 and we have stopped internal investment in this program. In parallel, we recently renegotiated the financial terms of our license agreement with Roche and are now assessing our long-term options for this program; and

•

EVT 302, an orally active, highly selective and reversible inhibitor of MAO-B, in development for smoking cessation. On April 14, 2009 we announced that the results of our Phase II proof-of-concept study failed to demonstrate any significant improvement in the quit rate compared with placebo. We are currently re-assessing the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.

The discussion and analysis of our financial condition and results of operations set forth below are based on our Consolidated Financial Statements contained in this Form 20-F, which have been prepared in accordance with IFRS. This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto appearing in Item 18 “Consolidated Financial Statements.”

Our business has one operating segment in accordance with IFRS 8 “Operating Segments.” Effective January 1, 2008, following the disposal of our Chemical Development Business in 2007 (see “Discontinued Operations” below), the internal organization as well as the management reporting identifies only one segment. Previously we had two segments, the Pharmaceuticals Division and the Services Division.

Acquisition of Renovis, Inc.

In May 2008, we completed the acquisition of Renovis, Inc., a company operating in the field of drug discovery and development with a focus on pain and inflammation in exchange for 34,970,268 of our newly issued ordinary shares. As a result of the acquisition we acquired approximately €44.6 million of cash and investments, including auction rate securities, as well as some early and late-stage preclinical assets in the areas of pain and inflammation. Two of these later stage preclinical candidates subsequently entered Phase I clinical studies in 2008. The operating results of Renovis from the period May 2, 2008 through December 31, 2008 are included in our accompanying Consolidated Statement of Operations for the year ended December 31, 2008 and the assets and liabilities of Renovis at December 31, 2008 are included in the accompanying Consolidated Balance Sheet.

On May 5, 2009, we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization all of our proprietary programs will be managed through our European operations and will result in the winding down of our US operation at Renovis in South San Francisco, California.

Acquisition of Neuro3d

In March 2007, we announced the acquisition of all of the shares of the privately held French company Neuro3d S.A., or Neuro3d, in exchange for 5,726,012 of our newly issued ordinary shares. As a result of the acquisition, we acquired more than €18.9 million of cash and investments and some early stage CNS discovery assets. Neuro3d has been consolidated in our Consolidated Financial Statements since April 1, 2007.

Discontinued Operations

In 2007 and 2006, we divested businesses that were not critical to our strategy of focusing on higher-value discovery projects which feed into our proprietary pipeline or for our collaboration partners. On November 30, 2007, we completed the sale of our Chemical Development Business for a purchase price of €42.5 million after customary working capital adjustments, in cash and investments. The Chemical Development Business represented our activities in the development and manufacture of drug compounds and formulations. With approximately 203 employees when sold, the Chemical Development Business accounted for €21.5 million, or 39.5%, of our total revenue for fiscal year 2007 and €26.8 million, or 31.6%, of our total revenue for fiscal year 2006. Effective January 1, 2007, we sold our 89% interest in Evotec Technologies GmbH to PerkinElmer for €23.9 million in cash. Evotec Technologies GmbH comprised our activities in the development and manufacture of imaging tools and instruments for the life science industry. With 80 employees at year-end 2006, Evotec Technologies GmbH accounted for €17.3 million, or 20.5%, of our total revenue for the fiscal year 2006.

The term “continuing operations” refers to our Consolidated Statement of Operations and Balance Sheet for the periods indicated excluding the Statement of Operations and Balance Sheet of Evotec Technologies GmbH and the Chemical Development Business. “Discontinued operations” refers to the Statement of Operations and Balance Sheet attributable only to these divested businesses for the periods indicated. “Total” refers to the aggregate amount for both continuing operations and discontinued operations for the relevant financial statement line item.

History of Losses

Since our formation, we have incurred significant net losses and had a total accumulated deficit of €573.4 million as of December 31, 2008. For continuing operations, our net losses were €78.3 million for the year ended December 31, 2008, €48.1 million for the year ended December 31, 2007 and €29.0 million for the year ended December 31, 2006. Our historical losses have resulted principally from costs incurred in connection with research and development programs, technology development, amortization of intangible assets and impairment of goodwill as well as selling, and general and administrative expenses. We expect to continue to incur significant expenses for at least the next several years as we will continue to invest in core research and development programs. However, we expect 2009 expenses to decrease significantly from 2008 primarily as a result of reduced research and clinical trial expense. We do not expect to be profitable in the near term and whether we are ever able to achieve operating profitability in the future will depend upon our ability to generate revenues that exceed our expenses.

Revenue

Revenue from Continuing Operations

We expect to generate revenue in the near term primarily from ongoing research payments and upfront fees earned in drug discovery alliances. Milestone payments and royalties received from discovery alliance as well as from strategic alliance agreements may add to this revenue depending on the achievement of certain defined research milestones.

In March 2009, we entered into a strategic alliance agreement for Phase II clinical development of EVT 101 in patients with treatment-resistant depression with Roche. As part of this agreement, Roche has agreed to pay us an upfront fee of $10.0 million and has committed to fund clinical development of EVT 101, as well as EVT 103, the follow-on compound to EVT 101. If Roche exercises its buy-back option after the completion of the Phase II study, we will receive a $65.0 million lump-sum payment from Roche in exchange for returning the asset, as well as the entire EVT 100 compound family to Roche. We would also be eligible for further development, sales performance, and scalable double-digit commercial payments. We seek to out-license for further development and commercialization additional product candidates for which we hold licensing rights. As part of these out-licensing agreements we expect to generate upfront payments for those product candidates as well as additional clinical milestone payments and royalty payments from the potential future sale of product candidates.

We currently have research collaborations with approximately 40 biotechnology and pharmaceutical companies.

Revenue from discovery alliance agreements generally includes:

•

Research payments. Research payments are generally assessed on a price-per-project basis including, but not limited to, assay development and screening services, or based on the time spent per Evotec scientist on the relevant research project.

In connection with our strategy of focusing on higher value collaborations with greater potential for sharing in any future upside, we are increasingly foregoing some short-term direct research payments in exchange for potentially larger later milestone and royalty payments.

•	Milestone payments. In discovery alliances where success-based milestone payments are included, this revenue is recognized in the period the milestone is successfully achieved.

•

Technology-access payments. Some discovery alliances also include technology-access payments. These payments are paid to access a portfolio of capabilities provided by us for the fulfillment of the relevant discovery contract.

For a discussion of our revenue recognition policies see “Critical Accounting Policies” below.

We currently have five clinical stage compounds. Two of these product candidates are partnered: EVT 101 with Roche and the VR1 antagonist with Pfizer; and three product candidates are unpartnered: EVT 201, EVT 302 and P2X7. In addition, we have a partnered late stage preclinical program, EVT 103, and two unpartnered late-stage preclinical programs: a H3 antagonist program and a P2X2/3 antagonist program. While we will seek to enter into additional out-licensing arrangements for other product candidates, we are currently unable to determine whether and when any additional out-licensing arrangements will be entered into.

We expect that the portion of our total revenues generated from upfront, milestone and potential royalty payments from long-term discovery and strategic alliances will increase in the future. These payments are expected to lead to increasing volatility in our revenue and margins.

Cost of Revenue

Cost of revenue includes personnel expenses of employees directly associated with revenue-generating projects, facilities and overhead used to support these projects as well as materials consumed in the providing of services.

Operating Expenses

Overview

Our operating expenses consist primarily of research and development expenses, selling, general and administrative expenses and amortization of intangible assets. They have also been impacted by impairment of assets and goodwill. In the near term, we expect our operating expenses to reflect the costs associated with our clinical development activities for EVT 302 and the P2X7 antagonist program as well as certain ongoing drug discovery activities to develop selected drug candidates (e.g. our H3 antagonist and our P2X2/3 antagonist program) for future clinical development as well as the selling, general and administrative costs to support these efforts. On April 14, 2009 we announced that the results of our Phase II proof-of-concept study failed to demonstrate any significant improvement in the quit rate compared with placebo. We are currently re-assessing the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study. In addition, we may incur expenses if we strategically expand our product pipeline and increase the number of product candidates from external sources.

Research and Development Expenses

Research and development (R&D) expenses include the costs associated with research and development conducted by us and expenses associated with research and development carried out by us in connection with collaboration and licensing agreements, such as:

•	employee compensation (including non-cash expenses for stock-based compensation);

•	supplies and materials;

•	costs for consultants, contract research and clinical trials;

•	license fees and milestone payments payable to licensors;

•	facilities and overhead costs;

•	patent and technology acquisition costs;

•	funded research and development at other companies and research institutions;

•	manufacturing of drug supplies for our programs; and

•	depreciation of equipment.

Research and development expenses are generally expensed in the period in which they are incurred. However, development expenses incurred in connection with product candidates are capitalized and recorded as intangible assets when there is sufficient certainty that future earnings of the product candidate will cover not only production and selling costs, but also these development expenses. Currently, we have determined that, given the uncertainties inherent in the regulatory approval process, these conditions have not been satisfied for any of our product candidates. As a result, all of our development costs for our product candidates were expensed in the periods presented, except for the purchase price of the intangible assets acquired from Roche as part of the Evotec NeuroSciences GmbH (ENS) acquisition as well as the intangible assets acquired related to the Renovis acquisition in 2008.

The successful development and commercialization of a product candidate involves significant costs that may vary from year to year depending upon factors such as the progress rate of clinical trials and other research and development activities, the timing of regulatory approvals, the duration of the regulatory-approval processes and the possibility of, and potential expenses related to, filing, prosecuting, defending or enforcing any patent claims or other intellectual property or proprietary rights. The most expensive stage in the regulatory approval process in the United States and the European Union is late-stage clinical trials, which are the longest and largest trials conducted during the approval process. The significant cost factors in our clinical trials include manufacturing of compounds for product candidates, organization of clinical trials, including patient enrollment, production and testing of product candidates involved in clinical trials, and laboratory testing and analysis of clinical parameters. By contrast, early research expenses primarily depend on the number of scientific staff employed and outsourcing costs.

In addition, due to the particular nature and timing of our clinical programs and the timing of payments for in-licensing or milestone payments to licensors, we experience quarterly volatility in our research and development expenses.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist of personnel-related expenses, including non-cash stock-based compensation, not related to our research and development activities. Our selling, general and administrative expenses include our general management, corporate center and business development activities. The remaining costs consist of professional services, such as consulting fees, financial, legal and accounting fees, travel expenses, allocation of facilities and overhead and general expenses.

Amortization of Intangible Assets

Amortization of intangible assets relates primarily to the amortization of developed technologies, customer lists, patents and licenses from the acquisitions of Oxford Asymmetry International plc (OAI) and ENS.

Impairment of Assets and Goodwill

An impairment review, in accordance with IAS 36 “Impairment of Assets”, is performed annually for intangible assets with indefinite useful lives and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds its recoverable amount which is the greater of its fair value less costs to sell or value in use. The impairment charges we have recognized during the last two years are primarily from goodwill and intangible assets related to the acquisitions of OAI and ENS.

Results of Operations: Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Continuing Operations

Management’s following discussion focuses on our continuing operations.

Revenue

Our revenues were €39.6 million, 20% above last year’s level (2007: €32.9 million) primarily due to the achievement of three milestones, amounting to payments of €8.5 million, related to our collaboration with Boehringer Ingelheim. Underlying revenues from discovery alliances, including €0.4 million from Renovis, were on last year’s level despite negative currency effects in 2008 and the absence of library synthesis revenues following the transfer of this business into a joint venture with RSIL in October 2007.

Currency effects had a negative impact on revenues throughout the year. At 2007 constant exchange rates for the US Dollar and UK Sterling against our reporting currency, the Euro, revenues would have grown by an additional 6% to a total growth of 26% over the prior year.

We expect that any revenue we earn will fluctuate from year to year as the result of the timing and amount of any milestone payments and research payments we earn or any new strategic alliances we may enter into in the future. For 2009, we currently expect that revenues before out-licensing income will be above €35.0 million.

Cost of Revenue

Cost of revenue was €22.0 million (2007: €24.9 million) which represents a decrease of 12% from the prior year. The decrease is primarily the result of favorable currency effects related to converting the UK Sterling denominated UK related cost of revenue to the Euro with a smaller impact resulting from cost reduction efforts and increased capacity utilizations in 2008.

We expect cost of revenue in relation to revenue in the future to fluctuate with the amount and type of collaborative research projects we enter into.

Research and Development Expenses

Research and development expenditure increased by 15% to €42.5 million from €36.9 million in 2007. The increase is primarily due to the inclusion of Renovis R&D expenses (€8.1 million) subsequent to the acquisition in May 2008 and a milestone payment of €2.7 million to Roche that was incurred when we initiated Phase II studies with EVT 302 in the first quarter of 2008. These increases were partially offset by a decrease in clinical expenses in 2008 as compared to 2007.

As a percentage of R&D expenses, clinical programs represented approximately 49%, discovery programs represented approximately 39%, and overhead expenses and platform R&D represented approximately 8% and 4%, respectively. The platform R&D costs are related to expanding our capabilities in structural biology as well as fragment-based screening.

Our clinical development program expenses in 2008 included:

•	completion of a Phase I safety and tolerability study and a Phase II craving study with EVT 302 and a Phase II proof-of-concept quit rate study was also initiated in 2008.

•	completion of two Phase Ib safety and tolerability and brain imaging studies with EVT 101 as well as preparation for the start of a Phase II proof-of-concept study;

•	initiation of a Phase I study with our P2X7 antagonist to explore safety and tolerability as well as therapeutic dose levels, the results of which we expect to report during mid 2009; and

•	completion of manufacturing and formulation studies as well as certain preclinical toxicology studies related to EVT 201.

The following table summarizes the research and development expenses by project for the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(€ in thousands)
EVT 302	11,090	8,046
EVT 201	4,554	9,773
EVT 100 family	4,402	5,605
P2X7(1)	750	—
EVT 301(2)	—	118
Discovery projects(1)(3)	16,411	8,574
Platform R&D	1,918	1,617
Overhead expenses	3,412	3,205

Total research and development expenses	42,537	36,938

(1)	Renovis project expenses included from acquisition date, May 2, 2008.
(2)	The development of this project was discontinued in September 2006. Expenses in 2007 are project wind-down costs.
(3)	Discovery projects are those that have not yet reached the clinical phase of development.

We currently expect R&D expenses in 2009 to decrease to below €30.0 million as we primarily focus our R&D efforts on three core assets, P2X7, H3 and P2X2/3, and as a result of Roche funding the clinical expenses related to the Phase II development of EVT 101 and Phase I development of EVT 103.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 12% to €20.0 million from €17.8 million in 2007. The increase is primarily a result of the inclusion of Renovis SG&A expenses subsequent to the acquisition, consultancy expenses related to Sarbanes-Oxley compliance efforts and certain severance costs incurred in 2008.

We currently expect SG&A expenses in 2009 to decrease to below €18 million as a result of reducing headcount and integrating functions in 2009.

Amortization of Intangible Assets

Regular amortization of intangible assets declined to €0.6 million from €2.6 million due to certain intangible assets acquired with Evotec Neurosciences in 2005, which were completely amortized during 2007 or in the first quarter of 2008.

Impairment of Goodwill and Intangible Assets

During the fourth quarter of 2008 we recognized a non-cash impairment of goodwill of €20.3 million. Additionally, we recognized an impairment charge of €7.3 million related to intangible assets acquired as part of the acquisition of Evotec Neuroscience in 2005. The majority of these impairment charges result from our decision to focus on core assets and to discontinue earlier discovery projects in order to reduce annual R&D spend in future years as well as a result of partnering delays related to EVT 201.

Operating Loss

Operating loss amounted to €73.2 million in 2008 as compared to €58.1 million in 2007. The increase is mainly a result of the increase in impairment charges and R&D expenses in 2008 as noted above.

Net Interest Income (Expense)

Net interest income increased to €2.1 million from €1.5 million in 2007 and resulted from higher average cash and investment balances in the current year.

Other Income from Financial Assets

Other income from financial assets increased to €7.2 million from €0.5 million. The increase from the prior year is primarily due to the income earned by us related to the sale of the DIREVO convertible bonds (€4.6 million) which we received as part of the consideration of the sale of our interest in DIREVO in May 2007. Additionally, in 2008, non-cash income of €1.8 million related to a right to sell our auction rate securities, at par, back to the investment firm that sold the investments to us was recorded (Put Option). In accordance with IAS 39, the Put Option we hold is a derivative and measured at fair value with gains or losses recorded in the statement of operations.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange loss increased to €12.1 million in 2008 from a gain of €1.6 million in 2007. The increase in the foreign exchange loss is primarily due to a reduction of the capital reserve of a foreign subsidiary which was paid to us in 2008. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates,” this is deemed to be a repayment of share capital resulting in a portion of the foreign exchange losses related to the investment in this subsidiary which were previously recorded as a component of equity being reclassified into our statement of operations in 2008.

Taxes

Current tax expense increased to €1.9 million for the year ended December 31, 2008 from €0.1 million for the year ended December 31, 2007. This increase was primarily due to the income taxes incurred related to our subsidiary, Evotec (UK) Ltd., which reported a net profit in 2008.

Deferred tax benefit for the year ended December 31, 2007 of €6.4 million was primarily due to the recognition of deferred tax assets on tax loss carryforwards of Evotec Neurosciences, which was utilized by the reversal of the deferred tax liabilities incurred in the acquisition in 2005. There was no corresponding tax benefit for the year ended December 31, 2008.

Net Loss

Our net loss from continuing operations increased to €78.3 million from €48.1 million for the reasons described above.

Net Income from Discontinued Operations

There were no discontinued operations for 2008. The net income from discontinued operations for the year ended December 31, 2007 of €36.9 million was primarily a result of the gains resulting from the two divestitures accounted for in 2007: the Chemical Development Business to Aptuit (€25.2 million) and Evotec Technologies to PerkinElmer (€11.2 million).

Results of Operations: Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Continuing Operations

Management’s following discussion focuses on our continuing operations.

Revenue

Our revenues in 2007 were €32.9 million, a decrease of 19% from 2006 (€40.6 million) due to delayed milestone payments, the transfer of our library business and exchange rate effects. Almost half of the decline is a result of the achievement of two single-digit million Euro milestone payments in 2006, one from Boehringer Ingelheim and one from Takeda, while no milestone revenue was earned in 2007. In addition, library synthesis revenues declined markedly by €5.7 million (86%) over 2006 following the successful completion of the multi-year library synthesis collaboration with Merck & Co. at the end of 2006 and the transfer of this business into a joint venture with the Indian RSIL in October 2007. Because of the movements in the exchange rate of the US Dollar and also the UK Sterling, particularly in the fourth quarter, versus our reporting currency, the Euro, revenues were €1.5 million (4.2%) lower in 2007.

Cost of Revenue

Cost of revenue decreased 7.3% to €24.9 million from €26.8 million in 2006 as a result of lower revenues, negative currency exchange rate fluctuations and a different mix of revenue.

Research and Development Expenses

Research and development expenditure increased by 22% to €36.9 million from €30.3 million in 2006. Ignoring the cost of in-licensing in 2006, R&D expenditure grew by 56% from €23.7 million to €36.9 million. The increase was primarily due to the clinical development programs for EVT 201, EVT 302 and the EVT 100 family. R&D expenses in 2006 were above the R&D expense trend of prior years because they included expenses related to the in-licensing of the EVT 300 program from Roche. Of the 2007 R&D expenses, clinical programs represented approximately 64%, discovery projects represented approximately 23% and overhead expenses and platform R&D represented approximately 9% and 4%, respectively.

Our clinical development program in 2007 included:

•	two US Phase II studies of EVT 201 in primary insomnia patients. Both were completed successfully in 2007;

•	two Phase Ib dose finding studies with EVT 101; and

•	the Phase I program with EVT 302 to explore safety and tolerability as well as therapeutic dose levels.

The following table summarizes our research and development expenses by project for the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(€ in thousands)
EVT 201	9,773	5,845
EVT 100 family	5,605	3,898
EVT 301(1)	118	8,531
EVT 302	8,046	1,831
Discovery projects(2)	8,574	5,594
Platform R&D	1,617	2,205
Overhead expenses	3,205	2,403

Research and development expenses	36,938	30,307

(1)	EVT 301 includes in-licensing costs in the amount of €6.6 million for the full year ended December 31, 2006.
(2)	Discovery projects are those that have not yet reached the clinical phase. For information on these projects, see “Description of Our Business—Other Research and Development Activities.”

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 19% to €17.8 million from €15.0 million in 2006. The increase is primarily a result of expenses related to corporate transactions, including costs for the preparation and filing of the prospectus related to our NASDAQ listing, as well as increased investment in business development and licensing resources. Additionally, the set-up of a new Enterprise Resource Planning (ERP) system also contributed to these increases. In both years we incurred expenses from management consultancy projects.

Amortization of Intangible Assets

Amortization of intangible assets declined to €2.6 million (2006: €3.3 million) due to a portion of the intangible assets acquired as part of the acquisition of Evotec Neurosciences being completely amortized during 2007.

Impairment of Goodwill and Intangible Assets

As a result of our regular impairment review in 2007, a non-cash impairment of goodwill (€5.8 million) and intangible assets (€3.3 million) was recognized in 2007. The majority of the goodwill impairment charge was related to the acquisition of Oxford Asymmetry International plc in 2000 and the impairment of intangible assets related to early preclinical projects acquired in 2005.

There was no impairment charge on goodwill or intangible assets in 2006.

Operating Loss

Operating loss amounted to €58.1 million (2006: €34.5 million). The increase is mainly a result of our investment in our R&D pipeline and related SG&A activities, impairment charges related to goodwill and intangibles as well as a lower gross profit level.

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

Net Loss

Our net loss from continuing operations increased to €48.1 million (2006: €29.0 million) for the reasons described above.

Net Income from Discontinued Operations

The net income from discontinued operations for the year ended December 31, 2007 of €36.9 million was primarily a result of the gains resulting from the two divestitures made in 2007: the Chemical Development Business to Aptuit (€25.2 million) and Evotec Technologies to PerkinElmer (€11.2 million).

Liquidity and Capital Resources

Overview

Our cash, cash equivalents and investments, including auction rate securities, totaled €92.4 million at December 31, 2008.

We have historically financed our operations through revenue from discovery alliances, including upfront fees and milestone payments, the issuance of equity securities, cash resulting from divestures of non-strategic businesses, the sale of research instruments, interest earned on investments, government grants, capital lease financing and medium-term bank debt.

Selected Cash Flow Information

The following table sets forth selected cash flow information for us, including both continuing operations and discontinued operations, for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
	(€ in thousands)
Net cash used in operating activities	(41,278)	(31,672)	(5,780)
Net cash provided by investing activities	61,049	21,298	12,355
Net cash (used in) provided by financing activities	(4,309)	(1,000)	15,850

Net increase (decrease) in cash and cash equivalents	15,462	(11,374)	22,425
Exchange rate differences	1,611	(8,831)	(59)
Cash and cash equivalents at beginning of period	37,991	58,196	37,998

Cash and cash equivalents at the end of the period	55,064	37,991	60,364

Thereof cash and cash equivalents included in assets held for sale	—	—	2,168

Year Ended December 31, 2008

Cash flow used in operating activities was €(41.3) million compared to €(31.7) million in 2007 and is mainly the result of the continued high level of investment in our R&D pipeline and related higher administrative expenses. Net cash used in operating activities related to continuing operations was €(33.4) million for the year ended December 31, 2007.

Cash flow provided from investing activities was €61.0 million and results primarily from the sale and purchase of current investments which resulted in a net cash increase of €49.5 million and cash acquired from Renovis of €10.7 million. In addition, €4.6 million in cash was received in the fourth quarter related to the proceeds from our sale of DIREVO convertible bonds and €2.0 million was received from escrow related to the sale of our instrument business in 2007. This was partially offset by capital expenditures of €3.5 million and transaction costs related to the acquisition of Renovis of €2.2 million. Net cash provided by investing activities related to continuing operations was €22.8 million for the year ended December 31, 2007.

Net cash flow used in financing activities was €4.3 million and is primarily composed of transaction costs related to the capital increase for the acquisition of Renovis of €2.6 million and repayment of loans of €2.4 million partially offset by new loan proceeds of €0.6 million. Net cash used in financing activities related to continuing operations was €0.2 million for the year ended December 31, 2007.

The exchange rate difference on net increase in cash and cash equivalents in the amount of €1.6 million resulted from the strengthening of the US Dollar, offset slightly by the weakening of the UK Sterling, in relation to the Euro when comparing the balance sheet dates of 2008 and 2007 and their effect on historical book values.

Year Ended December 31, 2007

Cash flow used in operating activities was €(31.7) million compared to €(5.8) million in 2006 and is mainly the result of the depressed gross margin and the continued high level of investment in our R&D pipeline and related higher administrative expenses. Net cash used in operating activities related to continuing operations was €(33.4) million for the year ended December 31, 2007.

Cash flow from investing activities was €21.3 million and results primarily from the proceeds from the disposal of our Chemical Development Business for £30.3 million €(42.5 million). The cash flow from investing activities is reduced by a net investment in money market funds of €16.1 million and by capital expenditure in the amount of €3.1 million, including €1.1 million related to the assets acquired from Combinature Biopharm. No development expenditures have been included in investing activities. Net cash provided by investing activities related to continuing operations was €22.8 million for the year ended December 31, 2007.

Net cash flow from financing activities was €(1.0) million. The movement was driven by taking advantage of selected bank debt offerings and the repayments of bank loans. Net cash used in financing activities related to continuing operations was €(0.2) million for the year ended December 31, 2007.

The exchange rate difference on net increase in cash and cash equivalents in the amount of €(8.8) million resulted from the significant weakening of the UK Sterling in relation to the Euro comparing the balance sheet date rates of 2007 and 2006 and their effect on historical book values. Of this effect, however, only €(1.8) million effected the liquidity position of the continuing operations.

Liquidity

We believe our cash, cash equivalents, investments, including auction rate securities, interest earned on our investments, and existing credit lines as well as future payments we expect to receive from our discovery alliances, including our long-term collaborations with Boehringer Ingelheim, Novartis, Ono, Roche and CHDI, will be sufficient to fund our anticipated operating requirements beyond 2012. However, we will require substantial capital to continue to conduct the research and development, clinical and regulatory activities necessary to bring our product candidates to the market and may seek additional funding anytime in the future. We primarily intend to seek additional funding through strategic alliances for our drug candidates (e.g. co-development, out-licensing or commercialization arrangements) that allow us to mitigate risks associated with our portfolio while keeping a share of the upside. In addition, we may seek funding through private or public sales of our securities although we currently do not plan to raise capital in the near- to mid-term. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Similarly, financing obtained through future strategic alliances will require us to forego certain commercial rights to, and revenues from, current or potential product candidates. Our failure to raise capital, if and when needed, could have a negative impact on our business, financial condition, operating results and ability to pursue our business strategy.

In March 2009 we implemented a restructuring plan which resulted in us reducing our workforce by a total of approximately 50 positions across all subsidiaries in the US, UK and Germany. Additionally on May 5, 2009 we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization an additional 45 positions will be eliminated bringing our workforce to a total of below 350, and the US operations of our subsidiary, Renovis, Inc. in South San Francisco, California will be wound down. The impact of this reduction in force is expected to result in approximately €4.0 million in restructuring expense to be recorded in 2009. As a result of the restructuring and broader efforts to reduce spending on G&A activities, we expect operating expenses in 2009 to decrease by more than €14.0 million from 2008. Additionally, as a result of the re-engineering efforts we expect approximately €10.0 million in annual costs savings from 2010 onwards. As a result of these measures, we expect our annual cash burn rate to be reduced by a minimum of 30% and our cash reach to be extended beyond 2012.

Research and Development, Patents and Licenses

Please see Item 4. “Information on the Company” above for this information.

Trend Information

Please see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects” above for trend information.

Recent Events

Roche Collaboration Agreement

On March 9, 2009, we entered into an agreement with F. Hoffmann-La Roche Ltd, Basel, Switzerland, and Hoffman-La Roche Inc., Nutley, NJ, US for Phase II clinical development of EVT 101 in patients with treatment-resistant depression. The potential cash flows to us exceeds $300 million. We will be responsible for conducting Phase II studies for EVT 101, a compound originally discovered by Roche and developed from discovery stages through clinical studies by us, and for conducting Phase I safety and tolerability studies for EVT 103, a next generation compound to EVT 101. Roche will fully fund these development programs. In addition, for the option to buy back rights to the entire EVT 100 family of compounds, Roche has agreed to pay us an upfront fee of $10 million.

If Roche exercises its buy-back option after the completion of the Phase II study, we will receive a $65 million lump-sum payment from Roche in exchange for returning the asset, as well as the entire EVT 100 family to Roche. We would be eligible for further development, sales performance, and scalable double-digit commercial payments. In the event that Roche decides not to exercise its buy-back option, we will be granted exclusive worldwide rights to the entire EVT 100 family of compounds. We will then get rights to all indications under revised terms from the original contract signed between us and Roche at the end of 2003.

Restructuring

In March 2009 we implemented a restructuring plan which resulted in us reducing our workforce by a total of approximately 50 positions across all subsidiaries in the US, UK and Germany. Additionally on May 5, 2009 we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization an additional 45 positions will be eliminated bringing our workforce to a total of below 350, and the US operations of our subsidiary, Renovis, Inc. in South San Francisco, California will be wound down. The impact of this reduction in force is expected to result in approximately €4.0 million in restructuring expense to be recorded in 2009. As a result of the restructuring and broader efforts to reduce spending on G&A activities, we expect operating expenses in 2009 to decrease by more than €14.0 million from 2008. Additionally, as a result of the re-engineering efforts we expect approximately €10.0 million in annual costs savings from 2010 onwards. As a result of these measures, we expect our annual cash burn rate to be reduced by a minimum of 30% and our cash reach to be extended beyond 2012.

Results of Phase II Proof-of-Concept Study with EVT 302

On April 14, 2009 we announced that the results of our Phase II proof-of-concept study on EVT 302 failed to demonstrate any significant improvement in the quit rate compared with placebo. We are currently re-assessing the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.

VR 1 Clinical Candidate

During the first quarter of 2009 our collaborative partner on the VR1 program, Pfizer, stopped development of the clinical candidate that they had initiated Phase I testing on in 2008. However, our collaboration with Pfizer continues. As a result of this development we performed an impairment analysis related to the VR1 intangible assets and have recorded an impairment charge in the first quarter of 2009 in the amount of approximately €6.6 million reflecting a change in the expected timing of potential cash flows used in our discounted cash flow model.

Acquisition of Zebrafish Screening Operations of Summit Corporation

In May 2009 we announced that we acquired the zebrafish screening operations of Summit Corporation plc, including operations in Abingdon, UK, and Singapore, for £0.5 million in cash. This capability provides important whole organism data about the safety and toxicity of drug-like molecules at an early stage of lead optimization. Evotec expects this business to contribute revenue in 2009 (May to December) and to rapidly grow revenue and profitability over the next two years, adding approximately £1.5 million in revenues in 2010.

Off-Balance Sheet Arrangements

We have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we have not engaged in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if it had been engaged in these relationships.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2008:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€ in thousands)
Debt obligations(1)	11,729	3,055	5,540	3,133	—
Finance lease obligations(2)	745	382	339	24	—
Operating leases(3)	26,725	4,019	5,442	5,264	12,000
Committed capital expenditures	53	53	—	—	—

Total	39,252	7,509	11,321	8,421	12,000

(1)	Interest payments are based on the applicable fixed or estimated variable rates and applicable margins. It was assumed that LIBOR and EURIBOR will remain unchanged compared to December 31, 2008 over the entire period.
(2)	Includes finance leases for property, plant and equipment.
(3)	We lease office, laboratory space and other equipment under operating leases in accordance with IAS 17 “Leases.”

In addition to the contractual obligations set forth in the table above, we are subject to contingent contractual obligations arising from our licensing agreements entered into with Roche. The incurrence of a liability to make payments to Roche and the timing of any such payments is contingent on achievement of certain preclinical and clinical development and/or commercialization events. The table below sets forth the aggregate of the potential milestones that would be due in a situation only wherein all contractually agreed scientific and commercial events are achieved:

•	EVT 100 Series: $57.5 million if developed for Alzheimer’s disease, pain and/or Parkinson’s Disease; $57.5 million if developed for any other indications;

•

EVT 201: If we enter into a co-funding and/or commercialization agreement with a third party, 20% of all future net payments that we receive from such third party; $ 60.0 million if we continue development of EVT 201 without an external partner;

•	EVT 302: $90.7 million if developed for smoking cessation; $83.3 million if developed for other indications only; and

•	Roche Collaboration Agreement: €93.0 million per compound if we become the Lead Party for the Clinical Development Phase (as defined in the agreement).

The aggregate of the potential milestone payments will become due, if at all, over a period of years reaching substantially into the future. Furthermore, prior to the incurrence of major milestone payment liabilities, we expect to enter into commercialization agreements with third parties leading to milestone payment claims against these third parties upon the same or similar events and in the same or similar magnitude as stipulated in the Roche agreements.

Safe Harbor

Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Please also see the discussion regarding forward-looking statements at page 1.

Critical Accounting Policies

The preparation of our financial statements which are prepared in accordance with IFRS requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our Consolidated Financial Statements included elsewhere in this Annual Report on Form 20-F, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to us based upon the performance requirements of the respective agreements.

Product and chemical compound sales are recorded as revenue upon delivery if we have received a customer order, the price is determinable and collectibility is reasonably assured. We assess collectibility based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness. Payments for product sales are generally paid in advance and recorded as advanced payments received.

Revenues generated from contracted services are recognized as the services are rendered. Revenue from compound access fees is recognized ratably over the related forecasted service period. Payments for contracted services are generally paid in advance and recorded as deferred revenue until earned.

Revenue under long-term collaborative agreements includes, but is not limited to, the following:

1.	Database Access Fees—revenue from database access fees is recognized ratably over the related contract period.

2.	Research Payments—revenue from research payments finances both direct costs incurred in connection with our ongoing research and development activities and indirect costs incurred as part of an allocation of certain other administrative expenses. Revenue from research payments is recognized ratably over the related forecasted research period as services are provided.

3.	Success Payments—revenue contingent upon the attainment of certain milestones is recognized in the period the milestone is successfully achieved. This typically occurs when our contract partner agrees that the requirements stipulated in the agreement have been met.

Part of the discontinued operations revenues are generated from the sale of systems, equipment and devices. Such revenues are recognized when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to us. For the recognition of revenue we have transferred to the buyer the significant risks and rewards of ownership of the goods, with us retaining neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. In addition, the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues from the sale of systems, equipment and devices are recorded at the time of delivery, title transfer or upon final acceptance by the customer as required by agreement. Advance payments received are recorded as prepayments received.

When we enter into multiple-element contracts we determine whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria does it represent a separate unit of accounting. We have no refund obligations included in our service agreements.

Impairment of Assets and Goodwill

We are required to test for impairment of our property, plant and equipment and intangible assets in use, whenever events or changes in circumstances indicate that the carrying amount of an asset or assets may not be recoverable. Goodwill, intangible assets with an indefinite useful life and in-process research and development projects not yet completed are tested annually in accordance with IAS 36. An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds the greater of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the net present value of future cash flows arising from that asset or cash generating unit. The discount rate used to calculate the value in use is determined to reflect the risks and rewards inherent for that asset or cash generating unit. The determination of the underlying assumptions related to the recovery of long-lived assets, in particular estimates of discounted future cash flows, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects could result in an impairment charge. Impairments can also occur when we decide to dispose of assets.

Stock-Based Compensation

We grant stock options to the members of our Management Board, senior management and employees. Under the terms of our stock option plans, options are exercisable within six to ten years of the date of grant, subject to an initial waiting period of at least two years as required by German law. The exercise price equals either the market price of our ordinary shares the day prior to the grant or the average of the market price of our ordinary shares over a three-day period prior to the date of grant.

We apply the provisions of IFRS 2 “Share-based Payment” in accounting for options granted under our stock plans. Compensation cost from the issuance of employee stock options is measured using the fair value method at the measurement date and is charged to expense over an estimated period in which the employee renders the services.

We estimate the fair value of our stock options using several variables, including share price volatility, risk-free interest rate, future dividends to be paid by us, the life of the option and the expected forfeiture rate. We estimate share price volatility based on actual historical share prices over the estimated life of the option. We revise the estimate of the share price volatility at the beginning of each year and use the same volatility for all options issued during the year, unless the market for our shares fluctuates significantly during a period, in which case the calculation is updated quarterly. The risk-free interest rate used in the calculation is the interest on debt issued by the German government with a maturity similar to the estimated life of the stock options. We estimate that we will not pay dividends in the foreseeable future and we estimate the life of the option to be six years. Any changes in estimates of volatility, risk-free interest rate, future dividends, the life of the options and forfeitures would result in increases or decreases in the amount of compensation expense recognized.

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

Recent Accounting Pronouncements

Please refer to Note (2) in the Consolidated Financial Statements included in this report.

Item 6.    Directors, Senior Management and Employees

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

Our Supervisory Board consists of six members—as provided in our current articles of association—all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members.

The members of the Supervisory Board are elected for terms of up to approximately five years. Each term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected, unless the shareholders’ meeting, when electing the members for the Supervisory Board, decides on shorter terms. Re-election is possible. The term of the current members of the Supervisory Board will expire at the end of the annual general shareholders’ meeting held in the year 2009. In April 2009, John Walker informed us that he will not be standing for re-election to the Supervisory Board at the 2009 annual general shareholders’ meeting due to other commitments. The Supervisory Board has proposed the election of Dr Walter Wenninger at the 2009 annual meeting to fill the seat being vacated by Mr. Walker.

Our Management Board (Vorstand) currently consists of three members. Under our articles of association, the Supervisory Board determines the size of the Management Board, which must have at least one member under the German Stock Corporation Act.

The statutory maximum term for members of the Management Board is five years. Management Board members may be reappointed.

Our Management Board Members and Supervisory Board Members, and their ages as of April 30, 2009, are as follows:

Management Board Members:

Name	Age	Position
Werner Lanthaler*	40	Chief Executive Officer
Mario Polywka	46	Chief Operating Officer
Klaus Maleck	37	Chief Financial Officer

*	Appointed March 6, 2009

Supervisory Board Members:

Name	Age	Position
Flemming Ørnskov	50	Chairman
Hubert Birner	43	Vice Chairman
Peter Fellner	65	Member
Corey Goodman	57	Member
Mary C. Tanner	57	Member
John Walker	60	Member
Heinz Riesenhuber*	73	Honorary Chairman

*	Appointed as non-voting Honorary Chairman on August 28, 2008.

The following is a brief summary of the background of each of the Management Board Members and Supervisory Board Members:

Dr Werner Lanthaler was appointed Chief Executive Officer of Evotec AG on March 6, 2009. From March 2001 to March 2009 he was Chief Financial Officer at Intercell AG. During his tenure, Intercell developed from a venture-backed biotechnology company into a global vaccine player. Dr Lanthaler played a pivotal role in many of the company’s major corporate milestones including the product approval of Intercell’s Japanese Encephalitis Vaccine, the company’s acquisitions and strategic pharma partnerships, as well as the company’s Initial Public Offering on the Vienna Stock Exchange in 2005. Previously, from 1998 to 2001 Dr Lanthaler served as Director of the Federation of Austrian Industry, and from 1995 to 1998 as Senior Management Consultant at the consulting firm McKinsey & Company. Dr Lanthaler is a member of the Board of Directors of BioXell S.p.A. He holds a doctorate in economics from Vienna University, earned his Master’s degrees from Harvard University, and holds a degree in Psychology.

Dr Klaus Maleck joined Evotec AG as Executive Vice President Finance and a member of the executive committee in April 2007. He was appointed as a member of the Management Board as of November 1, 2007. Prior to joining us, he co-founded BioGeneriX AG in 2000. Dr Maleck worked as a Senior Consultant at McKinsey & Co. from 1999 to 2000, and as a scientist in the genomics field at Novartis, Inc. from 1996 to 1999. He is also a lecturer at the Mannheim University in Economics. Dr Maleck received his Ph.D. in biotechnology from the Max-Planck-Institute in Cologne, and holds a masters degree in biotechnology of the Ecole Supérieure de Biotechnologie in Strasbourg France. In addition, he received post-graduate training in Economics at Ashridge College in the U.K., and at Swiss-based Educatis University, where he earned an M.B.A. degree. He was a fellow of the Conseil Régional d’Alsace, the Daimler-Benz-Foundation and the German Scholarship Foundation.

Dr Mario Polywka is Chief Operating Officer and as such, was appointed as member of the Management Board as of November 1, 2007. He has been a member of our executive committee since 2004. Dr Polywka also currently serves as Chairman of the Boards of Pharminox and Glycoform. Following the merger of EVOTEC BioSystems AG with Oxford Asymmetry International plc (OAI) in 2000, he became Chief Operating Officer. Dr Polywka was a Founding Chemist of OAI in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2001 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr Polywka received a doctorate from the University of Oxford in mechanistic organometallic chemistry and continued at Oxford with post-doctoral studies on the biosynthesis of Penicillins. Dr Polywka is a Fellow of the Royal Society of Chemistry.

Dr Flemming Ørnskov has been Chairman of the Supervisory Board of Evotec since August 2008. He is a well known executive with extensive experience within the pharmaceutical industry. As Global President of Pharmaceuticals at Bausch & Lomb, Dr Ørnskov is responsible for the company’s prescription ophthalmic pharmaceuticals and generics, as well as its OTC business. Most recently, Dr Ørnskov was CEO and President of

LifeCycle Pharma, an emerging cardiovascular and transplantation specialty company. Prior, he served as CEO and President of biotech start-up Ikaria, Inc., which was sold to a private equity company within a year of him taking office. From 2002 to 2005, he was President of the Ophthalmics Business Unit for Novartis and from 2001 to 2002, he led Novartis’ US cardiovascular franchise. Prior to joining Novartis, Dr Ørnskov held multiple leadership positions at Merck & Co. Dr Ørnskov serves on several boards, and is Chairman of the board for Santaris Pharma A/S and Astion Pharma A/S. Dr Ørnskov received a MD degree from the University of Copenhagen, a MBA degree from INSEAD and a Master of Public Health degree from Harvard University.

Dr Hubert Birner has been a member of the Supervisory Board of Evotec AG since June 2005, when we had re-acquired full ownership interest in Evotec Neurosciences from TVM Capital as the lead and other venture capital investors, and its vice chairman since August 2008. He joined TVM Capital in 2000 and is General Partner for life sciences in the firm’s Munich office. Prior to that, Dr Birner was Head of Business Development Europe and Director of Marketing Germany at Zeneca. He joined Zeneca from McKinsey & Company’s European Health Care and Pharmaceutical practice. Dr Birner was also an assistant professor for biochemistry at the Ludwig-Maximilians-University in Munich. Dr Birner serves as Chairman of the Board of Argos Therapeutics Inc. (Durham, North Carolina) and Spepharm Holdings BV (Amsterdam, Netherlands). He is also a board member of Jerini AG (Berlin, Germany), Spepharm Holdings BV (Amsterdam, Netherlands) and BioXell SA (Milan, Italy) and represents the interests of TVM Capital at Ardana Bioscience plc (Edinburgh, UK) and Proteon Therapeutics, Inc. (Kansas City, Missouri). Dr Birner holds an M.B.A. from Harvard Business School and a summa cum laude doctoral degree in biochemistry from Ludwig-Maximilians-University in Munich. His doctoral thesis was honored with the Hoffmann-La Roche prize for outstanding basic research in metabolic diseases.

Dr Peter Fellner has been a member of the Supervisory Board of Evotec AG since June 2005. He was appointed as Chairman of Vernalis plc in January 2003 and as Executive Chairman in April 2003. Previously, he was Chairman of Celltech Group plc, having served as its Chief Executive Officer from 1990 to 2003. Before joining Celltech, Dr Fellner served as Chief Executive Officer of Roche UK, from 1986 to 1990. From 1984 to 1986, he was Director of the Roche UK Research Centre. Dr Fellner is also Non-Executive Chairman of Astex Therapeutics Ltd, and a non-executive director of UCB S.A., QinetiQ Group plc, and Consort Medical plc. In addition, he is a member of the UK Medical Research Council and a member of the Apax Healthcare Advisory Board.

Dr Corey Goodman has been member of the Supervisory Board of Evotec since August 2008 and is a member of our Scientific Advisory Board. He was appointed President of Pfizer’s Biotherapeutics and Bioinnovation Center in October 2007, is an Executive Officer of Pfizer and serves as a member of the Pfizer Executive Leadership Team. Prior to joining Pfizer, Dr Goodman was a Professor at Stanford University and the University of California (U.C.) Berkeley. While on the faculty at U.C. Berkeley, he served as the Evan Rauch Professor of Neuroscience, the Director of the Wills Neuroscience Institute, and an Investigator with the Howard Hughes Medical Institute. He currently serves as Adjunct Professor at the U.C. San Francisco. Dr Goodman is an elected member of the U.S. National Academy of Sciences. During his career, Dr Goodman has advised numerous biotechnology companies, and co-founded two: Exelixis and Renovis. He served as President and Chief Executive Officer of Renovis from 2001 until 2007 when the company’s merger with Evotec was announced. Dr Goodman attended Stanford University as a Searle Scholar and earned his B.S. in Biology with distinction and honors. He was an NSF Fellow at the U.C. Berkeley and earned his PhD in Neurobiology, and was then a Helen Hay Whitney Postdoctoral Fellow at U.C. San Diego. Among his many public service roles, Dr Goodman is Vice President of the McKnight Endowment Fund for Neuroscience and a Board member of the Biotechnology Industry Organization (BIO) and California Council on Science and Technology.

Mary C. Tanner has been a member of the Supervisory Board of Evotec AG since January 2005. Before joining us, Ms. Tanner served as a Senior Managing Director at Bear Stearns and Lehman Brothers, specializing in the health care and consumer products industry. In 2004, following her retirement from Bear Stearns Ms. Tanner founded Life Sciences Partners, which specializes in healthcare investment and advisory work. Most recently, Ms Tanner was hired as managing partner at Peter J. Solomon Co. heading the investment banking advisory firm’s global pharmaceutical and life sciences practice. She is a non-executive Director of Synvista Therapeutics, Inc. Ms. Tanner received her university degree from Harvard in 1973 in philosophy and related fields.

John Walker has been member of the Supervisory Board of Evotec AG since August 2008. He was appointed Chief Executive Officer at iZumi Bio in February 2009. Prior to that he was Chairman of Novacea from April 2006, and Chief Executive Officer from September 2007 until February 2009. Since 2001, Mr. Walker, acting as a consultant and investor, has served as an Interim Chief Executive Officer of KAI Pharmaceuticals, Chairman and Interim Chief Executive Officer at Guava Technologies, Chairman and Chief Executive Officer of Bayhill Therapeutics and Chairman and Interim Chief Executive Officer of Centaur, Inc. From 1993 to 2001, he was Chairman, Chief Executive Officer and a Director of Axys Pharmaceuticals Inc. and its predecessor company, Arris Pharmaceutical Corporation. Prior to his association with Arris, Mr. Walker was the Chairman and Chief Executive Officer of Vitaphore Corporation, a biomaterials company which was sold to Union Carbide Chemical and Plastics Company Inc. in 1990. From 1971 to 1985, Mr. Walker was employed by American Hospital Supply Corporation in a variety of general management, sales and marketing positions, most recently serving as President of the American Hospital Company. Mr. Walker is a Director of Affymax Inc., Transcept Pharmaceuticals, Inc. and certain other privately held biotechnology companies. He holds a BA from the State University of New York at Buffalo and is a graduate of the Advanced Executive Program, J.L. Kellogg Graduate School of Management at Northwestern University.

Professor Dr Heinz Riesenhuber served as a member of the Supervisory Board of Evotec AG since 1994 and its Chairman since 1997. He resigned from the Supervisory Board in August 2008 but was named Honorary Chairman upon his resignation. From 1968 to 1982, he served as managing director for companies belonging to the Metallgesellschaft group. In 1976 he became a member of the German Federal Parliament (Bundestag). From 1976 to 1982, he was a member of the Bundestag Committee on Research and Technology and became Federal Minister for Research and Technology in 1982, a position he held until 1993. Since then, he has been a member of the Bundestag Committee on Economics. In 2006, he became President of the German Parliamentary Society. Professor Dr Riesenhuber has been Honorary Professor of the University of Frankfurt since 1995. He is Chairman of the Supervisory Board of Kabel Deutschland GmbH as well as a member of the Supervisory Board of Frankfurter Allgemeine Zeitung GmbH, Henkel KGaA. In addition, he is a member of the Verwaltungsrat of HBM BioVentures AG. Professor Dr Riesenhuber’s honors include honorary doctorates from the Weizman Institute, Rehovot/Israel, Berg- und Hüttenakademie Krakau/Poland, University of Surrey/England and Georg-August-Universität, Göttingen/Germany, the German Federal Cross of Merit (Bundesverdienstkreuz mit Stern), the Grand Officer de la Legion d’Honneur (France) and the Japanese Order of the Holy Treasure with Star and Shoulder Ribbon.

Compensation of Directors and Officers

Management Board

The remuneration paid to the members of the Management Board in 2008 totaled T€1,264 (2007: T€1.041) of which T€362 (2007: T€380) was variable remuneration. Fixed remuneration includes base salaries, contributions to personal pension plans, premiums for accident and accidental death insurances as well as the benefit derived from the use of company cars. The variable remuneration of the Management Board is based on a bonus scheme designed by the Remuneration Committee of the Supervisory Board and is then approved by the Supervisory Board. The scheme for the variable portion of the remuneration paid in 2009 relating to the 2008 fiscal year was based on the following criteria:

	Achievement of defined milestones	Achievement of budgeted financial targets	Stock price	Personal objectives
	%	%	%	%
Jörn Aldag*	75.0	25.0	—	—
Dr Klaus Maleck	67.5	22.5	—	10.0
Dr Mario Polywka	67.5	22.5	—	10.0

*	resigned on December 31, 2008

The variable portion of the remuneration paid out in 2008, payable upon the achievement of certain strategic targets for the business year 2007, was based on several criteria. For Jörn Aldag, 40% was based on the achievement of defined corporate milestones, 30% on the achievement of budgeted financial targets and 30% on the achievement of share price targets. For Dr Mario Polywka and Dr Klaus Maleck, the variable portion of the remuneration paid was based on the following criteria: 40% on the achievement of defined corporate milestones, 40% on the achievement of budgeted financial targets and 20% on the achievement of personal objectives.

In addition to their fixed and variable remuneration, the members of the Management Board received a total of 600,000 stock options to purchase our ordinary shares in 2008 (2007: 280,000) under our stock option plans. The options granted in 2008 are subject to the stipulations of the Option Plan 2007 and may be exercised after three years if the conditions of this plan are met.

	2008 Fixed remuneration	2008 Variable remuneration	2008 Stock options	2008 Fair value options
	T€	T€	No.	T€
Jörn Aldag*	376	217	400,000	188
Dr Klaus Maleck	215	48	100,000	47
Dr Mario Polywka	311	97	100,000	47

Total	902	362	600,000	282

*	resigned on December 31, 2008

	2007 Fixed remuneration	2007 Variable remuneration	2007 Stock options	2007 Fair values Stock options
	T€	T€	No.	T€
Jörn Aldag	365	252	200,000	284
Dr Klaus Maleck	40	—	20,000	18
Dr Mario Polywka	49	—	60,000	55
Dr Dirk Ehlers*	207	128	—	—

Total	661	380	280,000	357

*	resigned in August 2007

The individual contracts of the Management Board contain a change-of-control clause, which would allow Management to terminate their current contracts in the event of a change of control. A change-of-control exists when more than 30% of our shares are held by a new investor. The resulting severance entitlement is one year base salary and bonus calculated on the basis of the remuneration made over the last 12 months. We have a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of our subsidiary companies. The insurance expense totaled T€179 in 2008 (2007: T€60), and was paid by us.

When Jörn Aldag resigned as our President and Chief Executive Officer and from our Management Board, we entered into a non-competition agreement with him exceeding the regular duration of his service agreement. We also agreed to pay him a lump-sum payment equivalent to the remuneration that he would have received had his contract expired and not been terminated. No further severance payments were agreed to be paid by us. The exit agreement stipulates gross total payments of approximately €2.0 million to Jörn Aldag, including the bonus for the business year 2008 (€0.3 million). These payments include T€573 fixed and T €805 variable remuneration for the period until his contract would have expired if not terminated as well as T€ 644 for the non-competition agreement. Of this sum, €1.7 million was paid in early 2009 and the remaining €0.3 million is due for payment in early 2010. Mr. Aldag will retain 947,600 of unvested options granted to him in the past. They continue to be valid, to vest and expire in line with the respective resolutions of the annual general shareholder meetings.

Supervisory Board

The remuneration accrued for the members of the Supervisory Board in the 2008 financial year totaled:

	2008 Cash remuneration	2008 Value of share based remuneration	2008 Total
	T€	T€	T€
Dr Flemming Ørnskov (Chairman)(1)	12.8	5.1	17.9
Hubert Birner (Deputy Chairman)	23.8	8.8	32.6
Dr Peter Fellner	18.7	7.5	26.2
Dr Corey Goodman(1)	6.4	2.6	9.0
Mary Tanner	18.7	7.5	26.2
John Walker(1)	7.7	2.6	10.3
Prof. Dr Heinz Riesenhuber(2)	24.7	9.9	34.6
Peer Schatz(2)	19.8	7.4	27.2
Dr William Jenkins(2)	9.9	4.9	14.8

Total	142.5	56.3	198.8

(1)	Elected by the Annual Shareholder Meeting on August 28, 2008
(2)	Tenure ended with Annual Shareholder Meeting on August 28, 2008

	2007 Cash remuneration	2007 Value of share based remuneration	2007 Total
	T€	T€	T€
Prof. Dr Riesenhuber	37.5	15.0	52.5
Peer Schatz	30.0	11.2	41.2
Dr Hubert Birner	22.5	7.5	30.0
Dr Peter Fellner	18.8	7.5	26.3
Dr William Jenkins	15.0	7.5	22.5
Mary Tanner	18.8	7.5	26.3

Total	142.6	56.2	198.8

The remuneration for the chairman of the Supervisory Board is twice, and for the vice chairman is one and a half, the amount of the remuneration for the Supervisory Board members. The additional remuneration for a member of a Supervisory Board Committee amounts to T€3.8, for the chairman of those Committees to T€7.5. The total remuneration paid to Supervisory Board members in 2008 totaled T€198.8. We have a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of our subsidiary companies. The insurance expense totaled T€179 in 2008 (2007: T€60), and was paid by us.

For the period from December 2008 to June 2009 we entered into a consultancy agreement with a consultancy firm led by Dr Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board. The relating expenses amounted to T€13 in 2008 with relating payables in the same amount as of December 31, 2008. From January 2009 to the termination date the consultancy firm receives T€25 per month.

Both Mr. Walker and Dr. Goodman received Renovis restricted stock unit awards as compensation for their services to Renovis prior to the merger with us. Under the terms of these awards the restricted stock units for Mr. Walker and Dr. Goodman continue to vest as long as they continue to provide services to Renovis or its successor. The membership of both individuals on our Supervisory Board constitutes such continued service and as such these restricted stock units, which were converted to restricted stock units for Evotec ADSs at the time of the merger, continue to vest through each individual’s applicable vesting date. At the close of the merger on

May 2, 2008, Mr. Walker had unvested restricted stock units for the equivalent of 58,560 Evotec common shares and Dr. Goodman had unvested restricted stock units for the equivalent of 231,320 Evotec common shares which will continue to vest in conjunction with their continued service to Evotec.

After his resignation from the Supervisory Board, Professor Dr Heinz Riesenhuber entered into a two-year consultancy agreement with us. Thus we will be able to call upon Professor Dr Riesenhuber’s knowledge and expertise of our business activities and our business environment. The agreed compensation amounts to T€23 per year.

Pension Plan

We operate a defined contribution Group Personal Pension Plan (GPPP) and make contributions to employees’ own schemes. The pension charge for the year represents contributions payable by us to the fund (and to employees’ own pension schemes) and totaled T€645 (2007: T€803). Contributions of T€67 (2007: T€92) were payable to the fund at 2008 year end and are included in provisions. Our contribution rate is determined by the employee’s contribution and their age. In addition, we operate a pension plan for one former member of our Management Board. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. The provision amounted to T€104 and T€107 as of December 31, 2008 and 2007, respectively.

For additional detail, please refer to Note (27) of the Consolidated Financials Statements included in this report.

Board Practices

See additional information regarding the board practices below in Item 10. “Additional Information” and Item 16G. “Corporate Governance.”

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee and a Remuneration Committee, which are comprised of the following members:

	Independent under NASDAQ standards	Member of Audit Committee		Member of Remuneration Committee
Dr Flemming Ørnskov (Chairman)(1)				X	(Chair)
Hubert Birner (Deputy Chairman)	X	X		X	(2)
Dr Peter Fellner	X			X
Dr Corey Goodman(1)	X			X
Mary Tanner	X	X
John Walker(1)	X	X	(Chair)

(1)	Elected by the Annual Shareholder Meeting on August 28, 2008
(2)	Tenure as a member of the Remuneration Committee ended with the Annual Shareholder Meeting on August 28, 2008

Audit Committee

Our Supervisory Board has established an audit committee comprised of three members of the Supervisory Board. The primary function of the committee is to assist the Supervisory Board in fulfilling its independent oversight responsibilities with regard to financial reporting and control.

In particular, it is the committee’s responsibility to review the auditing process, audit results and reports of the company’s public accountants (auditors) as well as their independence, and issue the audit mandates.

In addition to fulfilling its oversight responsibility, the committee shall review:

•	key messages of quarterly and annual earnings reports prior to their release, and propose the approval of the annual report to the Supervisory Board;

•	our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•	our systems of internal controls regarding finance, accounting and legal compliance;

•	our general accounting and financial reporting principles and processes, and approve any significant changes; and

•	all related-party transactions at least annually, and approve any related-party transaction outside the normal business scope and conditions.

The committee meets at least four times annually. The audit committee shall have a quorum if at least two of its members participate in the passing of a resolution. Resolutions require a simple majority of the votes cast.

Remuneration Committee

Our Supervisory Board has established a remuneration committee. This committee’s duties include preparing the appointment and remuneration of Management Board members.

Employees

With the acquisition of Renovis, Inc. our group-wide headcount increased by almost 8% from 386 to 418 during 2008. In parallel, we aligned our scientific and administrative staff retaining our performance and organizational flexibility.

Headcount Analysis by Area and Qualification as of December 31, 2008

	Total	Male	Female	Biologists/ Bio-chemists	Chemists	Physicians/ Pharma- cologists	Physicists, Engineers (R&D)/ IT experts	Others
—Discovery Hamburg	109	42	67	26	6	5	7	65
—Discovery Oxford	170	111	59	3	83	0	1	83
— Discovery South San Francisco	48	31	17	7	6	4	1	30
—Clinical Development	9	5	4	2	0	4	0	3
—Sales & Administration	69	36	33	5	7	0	3	54
—Corporate	13	8	5	2	0	0	0	11
—Total Hamburg	145	61	84	34	8	6	10	87
—Total Oxford	210	134	76	4	88	3	1	114
— Total South San Francisco	63	38	25	7	6	4	1	45

Total	418	233	185	45	102	13	12	246

In March 2009 we implemented a restructuring plan which resulted in us reducing our workforce by a total of approximately 50 positions across all subsidiaries in the US, UK and Germany. Additionally on May 5, 2009 we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization an additional 45 positions will be eliminated bringing our workforce to a total of below 350, and the US operations of our subsidiary, Renovis, Inc. in South San Francisco, California will be wound down.

Share Ownership

As of April 17, 2009 we had an aggregate of 108,838,715 ordinary shares outstanding. The shares are issued in bearer form. Therefore, it is difficult for us to determine with precision how many shareholders we have or how many ordinary shares a particular shareholder owns. The major shareholders do not have different voting rights from other ordinary shareholders.

The following table shows the beneficial ownership of our ordinary shares by members of our Supervisory and Management Boards as of April 17, 2009:

	No. of shares beneficially owned		Percentage of outstanding shares
Management Board
Werner Lanthaler	99,000		*	*
Dr Klaus Maleck	0		*	*
Dr Mario Polywka	30,000		*	*

Supervisory Board
Dr Flemming Ørnskov	0		*	*
Hubert Birner	7,221		*	*
Dr Peter Fellner	4,936		*	*
Dr Corey Goodman	448,216	*	*	*
Mary Tanner	52,401		*	*
John Walker	47,272	*	*	*

*	Common shares equivalents to ADSs
**	Less then 1%

Dr Birner, a member of our Supervisory Board, is general partner of TVM Capital, an affiliate of TMV Life Science Ventures GmbH & Co. KG, which holds approximately 6.2% of our outstanding ordinary shares. Dr Birner disclaims beneficial ownership of such shares.

The maximum number of shares that can be received by the members of the Management Board and the management team under the provisions of the stock option plans is as follows (as of December 31, 2008):

Name	Stock Option 1999 Plan	Stock Option 2000 Plan	Stock Option 2001 Plan	Stock Option 2005 Plan	Stock Option 2007 Plan	Total
Jörn Aldag	131,467	—	91,133	380,000	400,000	1,002,600
Mario Polywka	—	10,000	25,000	220,000	100,000	355,000
Klaus Maleck	10,000	—	5,000	35,000	100,000	150,000

For the arrangements involving our employees in the capital of the company please refer to Note (19) to the Consolidated Financial Statements included in this report.

Additionally, at the effective time of the merger with Renovis, each outstanding equity award, whether vested or unvested, under Renovis’s previously existing equity plans were assumed and become an award with respect to our ADSs, unless the award had an exercise price per share of more than $9.00, or unless the option was issued pursuant to the Renovis employee stock purchase plan. These options were not assumed by us and were cancelled in connection with the merger, and the Renovis employee stock purchase plan was terminated as of the effective time of the merger. The number of ADSs subject to each Renovis equity award assumed by us was determined by multiplying the number of shares of Renovis common stock that are subject to the Renovis equity award immediately prior to the effective time of the merger by 0.5271 and rounding down to the nearest whole share. With respect to Renovis equity awards in the form of stock options, the exercise price was adjusted by dividing such price by 0.5271 and rounding up to the nearest whole cent.

Renovis has established a trust, the Company Trust, in order to hold our ADSs after the merger, that are issuable to holders of Renovis equity awards assumed by us. As of December 31, 2008, there were 1,179,403 ADSs outstanding related to these assumed equity awards.

Compliance with German Corporate Governance Code

We comply with the German Corporate Governance Code, with the only exception being employee share options exercisable independent of the development of various comparison parameters, as recommended in section 4.2.3 of the German Corporate Governance Code.

A declaration according to Section 161 of the German Stock Corporation Law (Aktiengesetz) was made by the Management Board and the Supervisory Board. This declaration regarding our compliance with the Corporate Governance Code is accessible to the shareholders on our website.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information as of April 17, 2009, concerning the ownership of ordinary shares of each holder of greater than 5% ownership, and is based on 108,838,715 ordinary shares outstanding on such date. None of these holders have any different voting rights than other holders of our ordinary shares.

Name and Country of Residence	Shares Beneficially Owned Number	Percent Ownership
TVM V Life Science Ventures GmbH & Co. KG, Germany	6,711,976	6.2%
ROI Verwaltungsgesellschaft mbH, Germany	9,253,369	8.5%

Our ordinary shares are traded on the Frankfurt Stock Exchange in Germany and our ADSs are trade on the NASDAQ Global Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of April 17, 2009, our current officers and directors as a group beneficially owned 646,998 ordinary shares or 0.59% of our then outstanding ordinary shares.

B. Related Party Transactions

According to IAS 24 “Related Party Disclosures” we disclose related party transactions where our Supervisory Board members and Management Team members have significant influence on companies with which we work in the ordinary course of business (the figures reflect the total group):

Peer Schatz is Chief Executive Officer of Qiagen N.V. From affiliates controlled by Qiagen N.V. we bought products in the ordinary course of business in the amount of T€40 in 2008. The amount of payables to those affiliates on December 31, 2008 including VAT amounts to T€1.

Dr Peter Fellner is Executive Chairman of Vernalis plc, Winnersh, UK, with whom we entered into a service agreement in the ordinary course of business. Related revenues in 2008 amounted to T€0 and the accounts receivables amounted to T€0as of December 31, 2008.

The spouse of Mary Tanner was Vice Chairman of Lehman Brothers, Inc. (Lehman). Lehman represented and advised us with respect to the acquisition of Renovis, Inc. (since 2007). The relating capitalized expenses amounted to T€2,316 in 2008 . The amount of the related payables was T€819 as of December 31, 2008.

We entered into a consultancy agreement with Dr. Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board. The relating expenses amounted to T€ 13 in 2008 with relating payables in the same amount as of December 31, 2008. From January 2009 to the expiration date, June 30, 2009, the consultancy firm receives T€25 per month.

Dr John Kemp, who currently is a member of our management team had a loan granted in 2003, with an interest rate of 4.95%, which has an outstanding balance as of December 31, 2008 of T€0. The loan was repaid without interest on January 8, 2008.

We operate a pension plan for Dr Karsten Henco as a former member of the Management Board. The recorded associated income amounted to T€3 in 2008.

After his resignation from the Supervisory Board, Professor Dr Heinz Riesenhuber entered into a two-year consultancy agreement with us. The agreed compensation amounts to T€23 per year.

We, including our subsidiaries, have recorded no revenues with related parties in 2008.

Administrative services provided by us to Management Board or Supervisory Board members for their private purposes, if any are reimbursed to us at cost.

Item 8.    Financial Information

A. Financial Statements

See Item 18.

B. Legal Proceedings

We are not a party to and are not aware of any pending or contemplated material litigation.

Dividend Policy

We have not declared any cash dividends on our ordinary shares since inception and have no present intention to pay dividends in the foreseeable future. We currently intend to reinvest the profits, if any, generated from the outlicensing of our clinical candidates and contract research fees in further advancing our clinical candidates.

Item 9.    The Offer and Listing

The table below sets forth, for the periods indicated, the high and low intraday per share prices of Evotec AG ordinary shares on the Frankfurt Stock Exchange (XETRA). Prices are rounded to the nearest EUR cent.

	Evotec AG Ordinary Shares
	High	Low
2002
First Quarter	€11.40	€7.60
Second Quarter	9.00	5.30
Third Quarter	6.00	1.39
Fourth Quarter	3.05	1.15
Annual	11.40	1.15
2003
First Quarter	€2.20	€1.31
Second Quarter	5.25	1.50
Third Quarter	7.28	3.90
Fourth Quarter	6.67	4.88
Annual	7.28	1.31
2004
First Quarter	€6.64	€4.57
Second Quarter	5.70	3.65
Third Quarter	4.08	2.15
Fourth Quarter	3.92	2.34
Annual	6.64	2.15
2005
First Quarter	€3.57	€2.55
Second Quarter	3.09	2.42
Third Quarter	2.98	2.52
Fourth Quarter	2.82	2.46
Annual	3.57	2.42
2006
First Quarter	€4.88	€2.40
Second Quarter	4.24	2.70
Third Quarter	3.59	2.78
Fourth Quarter	3.56	3.01
Annual	4.88	2.40
2007
First Quarter	€4.39	€3.33
Second Quarter	3.74	3.07
Third Quarter	3.50	2.48
Fourth Quarter	3.14	2.02
Annual	4.39	2.02
2008
First Quarter	€2.37	€1.57
Second Quarter	1.83	1.06
Third Quarter	1.57	0.99
Fourth Quarter	1.19	0.65
Annual	2.37	0.65
2009
May 2009	€0.76	€0.62
April 2009	0.77	0.58
March 2009	0.89	0.54
February 2009	0.75	0.55
January 2009	0.87	0.66
December 2008	0.94	0.65

The table below sets forth, for the periods indicated, the high and low intraday per share prices of Evotec ADSs traded on the NASDAQ Global Maarket under the trading symbol “EVTC.” Prices are rounded to the nearest USD cent.

	Evotec AG ADSs
	High		Low
2008
First Quarter	$	*	$	*
Second Quarter		4.89		3.26
Third Quarter		4.40		2.56
Fourth Quarter		3.16		1.47
Annual		4.89		1.47
2009
May 2009		$2.15		$1.53
April 2009		2.00		1.55
March 2009		2.15		1.18
February 2009		1.81		1.30
January 2009		2.23		1.60
December 2008		2.20		1.47

*	Evotec ADSs started trading in the second quarter of 2008

Item 10.    Additional Information

Set forth below is a summary of certain information relating to certain provisions of our articles of association, relevant German law and our use of home country practice rather than certain of the Marketplace Rules of the Nasdaq Stock Market LLC. This summary is not complete and is qualified in its entirety by reference to our articles of association and German law in effect at the date of this Annual Report on Form 20-F.

Board Organization

As required by the German Stock Corporation Act (Aktiengesetz), we have a two-tier board system consisting of our Management Board (Vorstand) and our AG Supervisory Board (Aufsichtsrat). Our Management Board is responsible for managing the company and representing us in our dealings with third parties, while our AG Supervisory Board appoints and removes the members of our Management Board and oversees the management of the company. German law prohibits our Supervisory Board from making management decisions. The rules of procedure for our Management Board, as adopted by our AG Supervisory Board, provide that some actions and business measures by the Management Board require prior approval by our Supervisory Board.

Our Management Board reports regularly to our Supervisory Board, including with respect to proposed business policy or strategy, profitability, our current business, business transactions that may affect our profitability or our liquidity and any exceptional matters that arise from time to time. Our Supervisory Board may also request special reports from our Management Board. German law prohibits simultaneous membership on the Management Board and the Supervisory Board of a company.

The members of our Management Board and the members of our Supervisory Board must act in accordance with the laws of the Federal Republic of Germany, the provisions of the articles of association and the internal rules of procedure of the respective board, and take into account the resolutions adopted by the shareholders’ meeting. Our Management Board and our Supervisory Board owe a duty of loyalty and care to Evotec AG. In carrying out their duties, members of our Management Board and of our Supervisory Board must exercise the standard of care of a prudent and diligent business person and meet the burden of proving that they exercised such care if it is ever contested. A broad spectrum of interests, especially those of the company, its shareholders, employees, creditors and the public, must be taken into account when discharging these duties. Our Management Board must particularly consider the rights of shareholders with respect to equal treatment and equal information. Our Management Board also has a duty to maintain the confidentiality of corporate information. Members of our Management Board who violate their duties may be held jointly and severally liable by the corporation for any resulting damages, unless their actions were validly approved by resolution at a general meeting of the shareholders. The members of our Supervisory Board have similar liabilities in respect of the corporation if they violate their duties.

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

Our Supervisory Board consists of six members—as provided in our current articles of association—all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members.

The members of the Supervisory Board are elected for terms of up to approximately five years. Each term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected, unless the shareholders’ meeting, when electing the members for the Supervisory Board, decides on shorter terms. Re-election is possible. The term of the current members of the Supervisory Board will expire at the end of the annual general shareholders’ meeting held in the year 2009.

Our Management Board (Vorstand) currently consists of three members. Under our articles of association, the Supervisory Board determines the size of the Management Board, which must have at least one member under the German Stock Corporation Act.

The statutory maximum term for members of the Management Board is five years. Management Board members may be reappointed.

The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term if such member commits a gross breach of duty or is incapable of carrying out his or her duties or if there is a bona fide vote of no confidence by a majority of the votes cast at a general shareholders’ meeting. In the case of vacancies, our Supervisory Board may fill the vacancy by appointing a new member of our Management Board.

A member of the Supervisory Board elected by the shareholders may be removed by the shareholders by a simple majority vote cast at a meeting of shareholders. Further, any member of our Supervisory Board can be removed for good cause, including gross breach of duty, by a court decision upon request of our Supervisory Board. In such case, our Supervisory Board’s determination to take such action requires a simple majority vote with the member affected having no voting power. At the general shareholders’ meeting, shareholders may appoint substitutes for the Supervisory Board members which they have elected and who cease to continue as members of the Supervisory Board prior to the expiration of such members’ respective terms. Such substitutes will become members of the Supervisory Board as determined by the general shareholders’ meeting. The term of office of such a substitute member expires upon the conclusion of the next general shareholders’ meeting if an election is held. If an election is not held at such shareholders’ meeting, the term of office of the substitute member will be extended until the end of the term of office of the member of the Supervisory Board for which such substitute is acting. In the case of vacancies, the competent court upon a motion by the Management Board, by a member of the Supervisory Board, by a shareholder or by an employee representative, may fill the vacancy for the interim period until the next election by the shareholders.

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

Further, anyone holding, directly or indirectly, financial instruments that result in an entitlement to acquire, on the holder’s initiative alone and under a legally binding agreement, shares in an issuer (whose country of origin is the Federal Republic of Germany) that carry voting rights and have already been issued, must, without undue delay, but in any event within four business days, notify this to the issuer and simultaneously to BaFin if the thresholds of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% have been reached, exceeded or fallen below.

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

Shareholders Meeting

According to our articles of association the general meeting of shareholders may be called by the Management Board or, if the wellbeing of the company so requires, the Supervisory Board. A general meeting of shareholders also must be called upon the written request of one or more shareholders holding ordinary shares representing an aggregate of 5% or more of our issued share capital. Notice of a general meeting must be given at least 30 days prior to the date by which the company must have received the shareholder’s registration for participation in the meeting. The notice, the agenda and the text of proposed resolutions (drafted by the Management Board and the Supervisory Board or, in certain cases, only by the Supervisory Board) must be published in the company’s designated journal for public disclosures, the electronic version of the German Federal Gazette. The ordinary general shareholders’ meeting takes place within the first eight months of each business year at the registered office of the company.

Pursuant to our articles of association, only those shareholders are entitled to attend the shareholders’ meeting and exercise their right to vote who register with the company by giving written (Textform) notice of their attendance in German or English. The notice of attendance must reach the company at its business address, or any other address designated in the published notice through which the shareholders’ meeting is announced, no later than on the seventh day prior to the date of the shareholders’ meeting; the notice of attendance must include the amount of shares the shareholder is registering. If the end of the deadline falls on a Sunday, on a legally recognized holiday at the registered office of the company or on a Saturday, then the notice of attendance must be received by the company on the workday prior to such day. In addition, the shareholders must provide proof of their eligibility to attend the general shareholders’ meeting. Such proof is provided by a written (Textform) confirmation of share ownership in German or English by the custodian bank or financial services institution and must refer to the shareholdings at the beginning of the twenty-first day (“record date”) prior to the shareholders’ meeting.

The right to vote may be exercised by proxy. Details on how to vote by proxy are published together with the notice and the agenda of a general shareholders’ meeting.

There are no quorum requirements for our general meetings. Shareholder resolutions are generally passed at a general meeting of our shareholders by a majority of the votes cast, unless a greater majority or further requirements are required by law or by our articles of association.

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

If the election of members of the Supervisory Board is an item on the agenda of the shareholders’ meeting, shareholders may nominate individuals for election to the Supervisory Board, in addition to those recommended by the Supervisory Board. The company will publish a shareholder’s nomination in the electronic version of the German Federal Gazette if it receives the nomination at least two weeks prior to the date of the shareholders’ meeting. The nomination must contain the name, profession, domicile and membership in other Supervisory Boards or in other comparable domestic or foreign financial supervisory bodies of the individual so nominated. In addition, any shareholder entitled to attend and vote at the shareholders’ meeting can nominate individuals for the Supervisory Board at the shareholders’ meeting if the election of members of the Supervisory Board is an item on the agenda.

Voting Rights

Each of our ordinary shares entitles the holder to one vote at meetings of the shareholders. Shareholders may appoint proxies to represent them at a shareholders’ meeting. Shareholder resolutions are generally passed with a simple majority of the votes cast, unless statutory law or our articles of association require otherwise.

Resolutions of the general shareholders’ meeting are adopted with a simple majority of the votes cast and, if a capital majority is required, with a simple majority of the share capital represented, unless a greater majority is required by mandatory statutory provisions or our articles of association. If a simple majority of votes cast is not achieved on the first ballot during an election, a second ballot shall take place. If the highest number of votes was received by two or more persons, there shall be a run-off ballot between the two persons who received the highest number of votes. In the event of a tie on the second ballot, a decision shall be made by random drawing.

According to the applicable German Stock Corporation Act (Aktiengesetz), certain resolutions of fundamental importance require not only a majority of votes cast but also a majority of at least 75% of the share capital represented when a vote is taken on the resolution. Our articles of association specifically provide for such a 75% majority for resolutions on:

•	the increase or decrease of the share capital;

•	the redemption of shares;

•	the issuance of convertible bonds (Wandelschuldverschreibungen);

•	amendments to our articles of association; and

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

Neither the German Stock Corporation Act (Aktiengesetz) nor our articles of association have any minimum quorum requirement applicable to shareholders’ meetings.

Shareholder Action by Written Consent

The German Stock Corporation Act does not permit shareholders to act by written consent outside a general shareholders’ meeting.

Amendment of Articles of Association

Amendments of our articles of association may be proposed by our Supervisory Board or our Management Board—in which case they must be announced together with the notice and the agenda for the shareholders’ meeting—or by one or more shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital or holding ordinary shares in the aggregate amount of at least €500,000. Any amendment of our articles of association requires a resolution of the general shareholders’ meeting passed by at least 75% of the share capital represented when a vote is taken on the resolution.

In addition, the Supervisory Board may adopt amendments that relate solely to the wording of the articles of association.

Appraisal Rights

An appraisal proceeding (Spruchverfahren) is available to our shareholders under the German Appraisal Proceedings Law (Spruchverfahrensgesetz) according to which a court can be asked to determine the adequacy of the consideration or compensation paid to (minority) shareholders in certain corporate transactions. These transactions include, inter alia, (a) the consolidation or merger of companies according to the provisions of the German Transformation Act (Umwandlungsgesetz); (b) the conclusion of a control or profit transfer agreement between a controlling shareholder and its dependent company; (c) the “squeeze-out” of minority shareholders by a shareholder holding at least 95% of the share capital of a corporation; and, (d) according to the German Federal Court of Justice, the delisting of the company from the German stock exchange; provided, in each case, that the shareholder seeking the adequacy determination complies with the procedural requirements specified in the respective statutory provisions.

Limitation of Directors’ Liability

Under compulsory provisions of the German Stock Corporation Act (Aktiengesetz), a stock corporation is not allowed to limit or eliminate the personal liability of the members of either the Management Board or the Supervisory Board for damages due to breach of duty in their official capacity. We may, however, waive our claims for damages due to a breach of duty or reach a settlement with regard to such claims if more than three years have passed after such claims have arisen, but only with the approval of the general meeting of the shareholders, provided that such waiver may not be granted and such settlement may not be reached if shareholders holding, in the aggregate, at least 10% of the issued shares file an objection to the protocol of the shareholders’ meeting.

Indemnification of Officers and Directors

Under German law, we may indemnify our officers (Leitende Angestellte), and, under certain circumstances, German labor law requires a stock corporation to provide such indemnification. However, we may not, as a general matter, indemnify members of our Management Board or our Supervisory Board where such members are liable towards the company based on a breach of their fiduciary duties or other obligations towards the company. A German stock corporation (Aktiengesellschaft) may, however, purchase directors and officers insurance. Such insurance may be subject to mandatory restrictions imposed by German law. In addition, German law may permit a corporation to indemnify a member of the Management Board or the Supervisory Board for attorneys’ fees incurred if such member is the successful party in a suit in a country, such as the United States, where winning parties are required to bear their own costs, if German law would have required the losing party to pay such member’s attorneys’ fees had the suit been brought in Germany.

We maintain insurance for the members of our Management Board and Supervisory Board with certain deductibles as recommended by the German Corporate Governance Code and with respect to the Supervisory Board, as provided by our articles of association.

Conflict-of-Interest Transactions

In any transaction or contract between us and any member of our Management Board, we are represented by our Supervisory Board. The members of the Management Board are subject to a statutory non-compete provision. If this duty is breached the member of the Management Board is liable for damages or the company can demand to receive any profits or compensation the member of the Management Board has received or will receive through the competing transaction. Other conflicts of interest may have to be disclosed to the Supervisory Board if the member of the Management Board is unable to perform his fiduciary duties correctly.

The compensation of the Supervisory Board members is decided on by a shareholders’ resolution. Any contract according to which a member of the Supervisory Board is to provide services to the company beyond his statutory duties as a Supervisory Board member requires approval of the Supervisory Board to be valid. Any compensation received for such services must be repaid to the company if the Supervisory Board did not approve the underlying contract. In all other cases of conflicts of interests a Supervisory Board member is obligated to act according to his duties of care and loyalty. Beyond this there is no clear rule under German law for the treatment of such conflicts. However, pursuant to the German Corporate Governance Code and the rules of procedure of the Supervisory Board each member of our Supervisory Board shall inform the Supervisory Board of any conflicts of interest which may result from a consultant or directorship function with clients, suppliers, lenders or other business partners of us and our affiliates. Material conflicts of interest and those that are not merely temporary in respect of the member of the Supervisory Board shall result in the termination of the mandate of the respective member.

Loans to Directors and Officers

German law requires that any loan made by us exceeding a month’s salary to (i) any member of the Management Board, any authorized signatories or general managers; (ii) their spouses, partners or minor children; or (iii) any person acting on behalf of or for account of one of the aforementioned, must be authorized by a resolution of the Supervisory Board. Loans made by us to (i) a member of our Supervisory Board; (ii) their spouses, partners or minor children; or (iii) any person acting on behalf of or for account of one of the aforementioned, must also be authorized by a resolution. In such a Supervisory Board resolution, the member of our Supervisory Board who would be, or whose spouse, partner or minor child would be, or on behalf or for account of which any other person would be, the borrower is not entitled to vote.

Shareholder Suits

German law does not provide for class actions and does not generally permit shareholder derivative suits, even in the case of a breach of duty by the members of the Management Board or the Supervisory Board. Company claims for compensatory damages against members of the Management Board or the Supervisory Board may, as a rule, only be asserted by the company itself, in which case the company is represented by the Management Board when claims are made against members of the Supervisory Board and the Supervisory Board when claims are made against members of the Management Board. According to a ruling by the German Federal Court of Justice (Bundesgerichtshof), the Supervisory Board is obligated to assert claims for compensatory damages against the Management Board that are likely to be successful, unless important company interests would conflict with such an assertion of claims and such grounds outweigh, or are at least comparable to, the grounds in favor of asserting claims. In the event that the relevant entity with powers of representation decides not to pursue such claims, then such claims of the company for compensatory damages must nevertheless be asserted against members of the Management Board or the Supervisory Board if the general shareholders’ meeting passes a resolution to this effect by a simple majority vote. Any damage claims should be brought within six months from the date of the shareholders’ meeting. The shareholders’ meeting may appoint special representatives to assert a claim for damages. The court shall, upon petition by shareholders whose aggregate holdings amount to at least 10% of the share capital or €1,000,000, appoint persons other than those appointed to represent us to assert the claim for damages, if in the opinion of the court such appointment is appropriate for the proper assertion of such claim.

In addition, shareholders whose aggregate holdings amount to at least 1% of the share capital or €100,000 are entitled to request admission to file a claim for damages on our behalf. The court shall admit the claim if (a) the shareholders exercising the right to file a claim for damages establish that (i) they have acquired the shares prior to the alleged breach of duty; and (ii) they have demanded, to no avail, that we file the claim within a reasonable period of time; (b) facts have been presented that justify a suspicion that we have been damaged by improprieties or serious breaches of the law or our articles of association; and (c) no overriding interests of us prevent the enforcement of the compensation claim.

Finally, each shareholder who was present at the general meeting of the shareholders and has objected to the resolutions in the minutes may, within one month after adoption of the respective resolutions of the general meeting of the shareholders, take action against us to contest the resolutions (Anfechtungsklage).

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

The right to information is a right only to oral information at a general shareholders’ meeting of the shareholders. Information may be given in writing to shareholders, but they are neither entitled to receive written information nor to inspect any documents of the corporation. As a practical matter, shareholders may receive certain written information about us through our public filings with the commercial register (Handelsregister) and the electronic German Federal Gazette (elektronischer Bundesanzeiger) and other places for publications of the company.

Stock Repurchases

German law allows a stock corporation (Aktiengesellschaft) like us to acquire its own shares on the basis of an authorization by the shareholders within the preceding 18 months and which sets forth the lowest and the highest price for the shares, so long as it acquires no more than 10% of its issued shares; the purpose of the acquisition by us of our own shares may not be trading in our own shares. We may purchase our own shares for certain defined purposes (e.g., if the acquisition is necessary to avoid severe and immediate damage to us, if the shares are to be offered for purchase to persons who are or were in an employment relationship with us or an affiliate or if the acquisition is made to compensate shareholders in connection with the German Transformation Act (Umwandlungsgesetz)).

Takeover Statutes

On December 20, 2001, the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz , hereinafter, the “TOA”) came into effect. The TOA, as amended, regulates all public offers to acquire certain market traded equity securities of German-based stock corporations (Aktiengesellschaft) or partnerships limited by shares (Kommanditgesellschaft auf Aktien ), whose stock is admitted to trading on a regulated market in Germany or anywhere within the European Economic Area, whether for stock, cash or a combination thereof and irrespective of the size or purpose of the acquisition.

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

If a person or a legal entity comes to hold, directly or indirectly, 30% or more of a target company and, therefore, controls the target company according to the TOA, that person or legal entity is obligated to make a tender offer for all outstanding securities of the target company (a “mandatory offer,” Pflichtangebot ). A mandatory offer is, however, not required if the person or legal entity acquires control of a target company pursuant to a takeover offer. Mandatory offers are subject to the provisions on takeover offers and certain additional regulations.

Under the German Stock Corporation Act (Aktiengesetz), the shareholders of a corporation can, at the request of a person or a legal entity that holds, directly or indirectly, at least 95% of the share capital of the corporation (a “majority shareholder”), resolve to “squeeze-out” the remaining minority shareholders for a settlement in cash. Upon entry of such shareholders’ resolution in the Commercial Register, the shares of the minority shareholders are transferred to the majority shareholder. The majority shareholder determines the amount of the cash settlement to be paid to the minority shareholders. However, if such amount is not adequate, an adequate amount will be determined by the competent court at the request of any minority shareholder. If a shareholder owns more than 95% of the share capital immediately following a takeover offer a court will, at the request of such a shareholder filed within three months after the takeover procedure, decide to squeeze out the remaining minority shareholders for a settlement in cash. In such a case, but only if the majority shareholder received at least 90% of the share capital through the takeover offer itself, the offer price is considered adequate compensation for the squeezed out minority shareholders.

Dividends and Other Distributions

For each fiscal year, the Management Board prepares the annual financial statements and submits them to our auditors. The auditor’s report, the annual financial statements and the Management Board’s proposal as to the disposition of the annual profit (either payment as dividends, transfer to reserves or carry forward to the next fiscal year) are submitted to the Supervisory Board. Upon final approval by the Supervisory Board, the Management Board submits its proposal as to the disposition of the annual profits to the shareholders at the shareholders’ meeting. Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends approved at a shareholders’ meeting are payable promptly after such meeting, unless otherwise decided at the shareholders’ meeting.

Subscription Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for issues of new shares by that corporation (as well as bonds convertible into shares, bonds with warrants to purchase shares, profit participating bonds and profit participating rights) in proportion to the number of shares such shareholder holds in the corporation’s existing share capital (pre-emptive rights or subscription rights; Bezugsrechte). The German Stock Corporation Act allows companies to exclude this preferential subscription right in limited circumstances and only if so provided in the same shareholder resolution that authorizes the accompanying capital increase or share issuance. At least 75% of the share capital represented at the meeting must vote to authorize the exclusion of subscription rights. Prior to approval by the shareholders, exclusion of subscription rights requires the Management Board to report on the reasons for the exclusion to the shareholders in writing. With regard to the authorized capital, our Management Board may increase our share capital without offering subscription rights with the approval of the Supervisory Board.

Liquidation Rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.

Share Repurchases by Us

German law allows a stock corporation (Aktiengesellschaft) like us to acquire its own shares on the basis of an authorization by the shareholders’ within the preceding 18 months and which sets forth the lowest and the highest price for the shares, as long as it acquires no more than 10% of its issued shares; the purpose of the acquisition by us of our own shares may not be trading in our own shares and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to subscription rights relating to a capital increase. Further, we may purchase our own shares for certain defined purposes (e.g., if the acquisition is necessary to avoid severe and immediate damage to us, if the shares are to be offered for purchase to persons who are or were in an employment relationship with us or an affiliate or if the acquisition is made to compensate shareholders in connection with the German Transformation Act (Umwandlungsgesetz)). We have been authorized by a shareholders’ resolution to repurchases shares on August 28, 2008. As of the date of this Annual Report on Form 20-F, we have repurchased 59,865 shares now held in treasury.

Listing Information

Our ordinary shares are listed on the Prime Standard segment of the Frankfurt Stock Exchange under the symbol “EVT.” The ISIN International Securities Identification Number of the ordinary shares is DE 000 566 480 9. Our ADSs are listed on the NASDAQ Global Market under the symbol “EVTC.”

Share Certificates

Pursuant to our articles of association, share certificates may be issued in the form of global share certificates. Shareholders do not have the right to request the issuance of individual share certificates. The form of the share certificates and the dividend and renewal coupons is determined by our Management Board. Our 108,838,715 ordinary shares are issued in the form of global share certificates with dividend coupons, which are deposited with the German clearing system of Clearstream Banking AG, Frankfurt am Main. We do not intend to print individual share certificates.

Material U.S. Federal Income Tax Consequences Relating to the Ownership and Disposition of Evotec ADSs

The following summary is for informational purposes only and is not intended as tax or legal advice. Each holder should seek advice based on the holder’s particular circumstances from an independent tax advisor.

The following summarizes the material U.S. federal income tax consequences of acquiring, holding, and disposing of our ADSs. This discussion is based on the U.S. federal income tax laws as currently in effect as contained in the Internal Revenue Code (“Code”), Treasury Regulations, relevant judicial decisions, and administrative guidance. The U.S. federal tax laws are subject to change, possibly on a retroactive basis, and any such change may materially affect the tax consequences of acquiring, holding, or disposing of our ADSs. No rulings or opinions of counsel have been or will be requested with respect to any tax-related matter discussed herein. There can be no assurance that the positions we take on tax matters will be accepted by the Internal Revenue Service (“IRS”). This discussion relates only to U.S. federal income taxes and not to any local, state or foreign taxes or U.S. federal taxes other than income taxes.

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

Because this discussion is a general summary, it does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, nor does it address certain types of holders subject to special treatment under the federal income tax laws, including but not limited to tax-exempt organizations, qualified benefit plans, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, holders which are partnerships or other pass-through entities for federal income tax purposes, regulated investment companies, real estate investment companies, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons who directly or indirectly own or are deemed to own more than 10% of our voting stock, persons whose “functional currency” is not the U.S. Dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, and persons acquiring ADSs in connection with the performance of services.

This discussion addresses only holders: (i) who are U.S. Holders (except as specifically noted under “Non-U.S. Holders of ADSs”); and (ii) who hold our ADSs as capital assets. For this purpose, “U.S. Holders” are beneficial owners of our ADSs who are individual citizens or residents of the United States, corporations or other business entities organized under the laws of the United States, any state, or the District of Columbia, estates with income subject to U.S. federal income tax, trusts that are subject to primary supervision by a U.S. court and for which U.S. persons control all substantial decisions, or trusts that have made a valid election under applicable Treasury Regulations to be treated as a U.S. person (within the meaning of the Code).

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

Distributions

Subject to the discussion of the passive foreign investment company rules below, a U.S. Holder will be required to include in gross income as dividends (taxable as ordinary income) the gross amount of any distribution (before reduction for any German taxes withheld there from, but excluding any distribution of our shares distributed pro rata to all our shareholders, including holders of ADSs) paid on ADSs to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ADSs and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ADSs. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a distribution to a U.S. Holder may be treated as a taxable dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends will constitute foreign-source income for foreign tax credit limitation purposes.

In the case of a U.S. Holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for a dividends-received deduction. Certain non-corporate U.S. Holders receiving dividends from a German corporation may be eligible for a reduced U.S. tax rate (equal to the tax rate on long-term capital gains) on “qualified dividends” if received in tax years beginning on or before December 31, 2010 as long as we are not a passive foreign investment company (discussed below) and the holder satisfies certain holding period requirements.

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

Disposition of ADSs

Subject to the discussion of the passive foreign investment company rules below, upon the sale, exchange, or other disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in our ADSs and the amount realized on the disposition. A U.S. Holder’s tax basis in our ADSs will be the U.S. Dollar value of the Euro denominated purchase price determined on the date of purchase. If the ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. Dollar value of the cost of such ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If a U.S. Holder converts U.S. Dollars to Euros and immediately uses that currency to purchase ADSs, such conversion generally will not result in taxable gain or loss to such U.S. Holder. The amount realized on the disposition of ADSs generally will be the U.S. Dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A accrual basis U.S. Holder that does not so elect must translate the amount received at the spot rate of exchange on the “trade date.”

Capital gain from the sale, exchange or other disposition of ADSs held more than one year is long-term capital gain. Long-term capital gains recognized by certain non-corporate U.S. Holders in tax years beginning on or before December 31, 2010 may qualify for a maximum rate of taxation of 15%. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of ADSs generally will be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. The deductibility of a capital loss is subject to limitations, as are losses upon a taxable disposition of ADSs if the U.S. Holder purchases, or enters into a contract to purchase, substantially identical securities within 30 days before or after any disposition. A U.S. Holder that receives non-U.S. currency proceeds and converts the non-U.S. currency into U.S. Dollars on the date of receipt will realize no foreign currency gain or loss. If the U.S. Holder converts the non-U.S. currency to U.S. Dollars on a date subsequent to receipt, such U.S. Holder will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. Dollar from the date of receipt to the date of conversion, which will generally be U.S.-source ordinary income or loss.

Deduction or Credit for Foreign Taxes Withheld

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes paid or withheld at source either as a deduction from gross income or as a credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed one’s regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from dividends received on the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute.

Passive Foreign Investment Company Considerations

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25% or more of the stock by value, is passive income. Alternatively, we will be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25% or more of the stock by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. PFIC status cannot be determined until the close of the year in question and is determined annually.

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

Our PFIC status is a factual determination made after the close of each taxable year. There can be no assurance that we will not be treated as a PFIC for any particular taxable year.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including our ownership of any non-U.S. subsidiaries. As a result, U.S. Holders of ADSs are strongly encouraged to consult their tax advisors about the PFIC rules in connection with their purchasing, holding or disposing of ADSs.

Non-U.S. Holders of ADSs

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. Holder of ADSs will not be subject to U.S. federal income tax on the payment of dividends on ADSs and gain from the disposition of ADSs unless such income is U.S.-source income and: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, where required by an applicable income tax treaty, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or (2) the non-U.S. Holder is an individual who holds the ADSs as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and such non-U.S. Holder does not qualify for an exemption. If the first exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such income in the same manner as a U.S. Holder unless otherwise provided in an applicable income tax treaty. A non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares.

Information Reporting and Backup Withholding

Information and backup withholding requirements may apply to payments in respect of our ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of ADSs, other than an “exempt recipient,” including most corporations, a payee that is not a U.S. person that provides an appropriate certification, and certain other persons. For payments made by or through a U.S. person or a U.S. office of a non-U.S. person: (1) U.S. Holders will be subject to backup withholding (currently at 28% for taxable years through 2010) on dividends paid on ADSs, and on the sale, exchange or other disposition of ADSs, unless the U.S. Holder provides a duly executed IRS Form W-9 or otherwise establishes that it is an “exempt receipient”; (2) non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on ADSs, or the proceeds from the sale, exchange or other disposition of ADSs, provided that such non-U.S. Holder certifies to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

THE U.S. FEDERAL AND NON-U.S. INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE BASED ON PRESENT LAW AND DO NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS THAT MAY APPLY TO A HOLDER OF OUR ADS, OUR ADS HOLDERS ARE ACCORDINGLY URGED TO CONSULT THEIR OWN TAX ADVISORS.

Documents on Display

Documents referred to in this Annual Report on Form 20-F may be inspected at our principal executive office located at Schnackenburgallee 114, 22525 Hamburg, Germany.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Our only exposure to market risk for changes in interest rates is in connection with our available-for-sale financial assets and borrowings. The primary objective of our cash investment activities is to simultaneously preserve principal and maximize interest income without significantly increasing risk. To minimize risk, we maintain our portfolio of cash and cash equivalents and available-for-sale financial assets in a variety of interest-bearing instruments, including money market funds. We do not consider our current exposure to risks for changes in interest rates to be material. Please see also Note (24) to the Consolidated Financial Statements included in this report.

Foreign Currency Exchange Rate Risk

Overview

We, with all financial instruments recorded at December 31, 2008, are exposed to currency risks associated with the US Dollar and UK Sterling due to financial instruments held in currencies which are not in our functional currency, the Euro. Our subsidiaries situated in the United Kingdom are additionally exposed to currency risks associated with the Euro in relation to their functional currency. Please see also Note (24) and Note (25) to the Consolidated Financial Statements included in this report.

In 2008, prior to the acquisition of Renovis, Inc. in the second quarter of 2008, our primary foreign currency risk related to changes in the exchange rate of the U.S. Dollar and the UK pound Sterling versus the Euro. At December 31, 2008, after the acquisition of Renovis, Inc. the exchange rate risk relating to U.S. Dollars versus the Euro is mainly mitigated by counteracting expenses from US research operations. The remaining exposure relates primarily to the UK pound Sterling versus the Euro.

We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the Euro, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the Euro. We are exposed to transaction risk because it generates revenues in foreign currencies while our consolidated entities incur costs in their respective local functional currencies. As a result, there are receivables denominated in a foreign currency. Please see also Note (25) to the Consolidated Financial Statements included in this report.

Translation Risk

Our UK operations represent a substantial portion of our operations. The UK operations are translated into Euros for inclusion in our Consolidated Financial Statements. Thus, a decline in the value of the UK pound Sterling against the Euro would negatively affect our revenues and positively affect expenses in the Consolidated Statement of Operations reported in Euros even if the subsidiary’s result in local currency did not change.

After the acquisition of Renovis, our US operations represent a substantial portion of our research and development activities. The US operations are translated into Euros for inclusion in our Consolidated Financial Statements. Thus, a decline in the value of the U.S. Dollar against the Euro would negatively affect our revenues and positively affect expenses in the Consolidated Statement of Operations reported in Euros even if the subsidiary’s result in local currency did not change.

In addition, the investments in the UK and the US subsidiaries are subject to exchange rate risk which is directly reflected in equity.

Transaction Risk

We are exposed to transaction risk because of expenses denominated in UK pound Sterling which can not be offset against revenues in the same currency. After the acquisition of Renovis the transaction risk due to revenues denominated in U.S. Dollars declined because of the natural hedge effect from counteracting research and development expenses in the US. Accordingly, changes of the exchange rate of the U.S. Dollar against UK pound Sterling or Euro as well as the UK pound Sterling against the Euro can significantly affect our results of operations depending upon the size of offsetting currency effects from natural hedging. In attempting to mitigate our exposure to foreign currency transaction risks, we periodically enter into agreements to obtain or sell foreign currencies at specified rates based on expected future cash flows for the respective currency.

Currency exchange rates were extremely volatile during 2008. The decline of the UK Sterling against the Euro during the full year and the decline of the U.S. Dollar against the Euro during the first three quarters negatively affected 2008 reported revenues, while conversely reducing expenses. In the fourth quarter of 2008 the increase in the U.S. Dollar exchange rate versus the Euro resulted in a slightly positive impact for revenue in this quarter.

Concentration of Credit Risk

Although we have a policy of entering into collaboration and licensing transactions only with highly reputed, financially sound counterparts, we are exposed to credit risk from our trade debtors as our collaborations and licensing revenues arise from a relatively small number of transactions.

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily with respect to trade accounts receivables. Our policy is to manage these risks by having a number of geographically diverse customers and review of the counterparty’s creditworthiness. In addition, we are exposed to concentrations of credit risk due to investments in money market funds, which are classified on our Consolidated Balance Sheet as available-for-sale. Although we monitor the credit quality of the financial institutions where we holds bank accounts, cash balances and securities, we are exposed to concentrations of credit risk that arise from these holdings.

Item 12.    Description of Securities other than Equity Securities

Not Applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.    Controls and Procedures

(a) Disclosure Controls and Procedures

Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, and have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Our system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2008, our internal control over financial reporting is effective.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report on internal control over financial reporting in this Annual Report.

(c) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

The Supervisory Board has designated John Walker as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Mr. Walker is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B.    Code of Ethics

We have adopted a code of conduct, which is our ethical business conduct policy and which we believe qualifies as a code of ethics, as required by the SEC. Our code of conduct is published on our website www.evotec.com. The code of conduct applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions.

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

At our 2008 Annual General Meeting of Shareholders held on August 28, 2008, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) to serve as our auditors for the fiscal year ended December 31, 2008. Set forth below are the total fees expensed, on a consolidated basis, by KPMG, for providing audit and other professional services in each of the last two fiscal years:

	2008	2007
	T€	T€
Audit fees	553	664
Audit-related fees	88	29
Tax fees	69	127
All other fees	6	15

Total	716	835

Audit fees consist of fees and expenses billed for the annual audit of our consolidated financial statements as well as the financial statements of the legal entities in the group. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities and Exchange Commission.

Tax fees include fees and expenses billed for assistance on the preparation of tax returns and assistance in connection with tax audits, tax advice and tax advice related to mergers and acquisitions.

All other fees include fees and expenses billed for services such as training.

Item	16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item	16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not acquire any of our equity securities in 2008.

Item	16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item	16G. Corporate Governance

Our corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz) and the German Corporate Governance Code (Deutscher Corporate Governance Kodex) adopted by the Government Commission on the German Corporate Governance Code. These standards differ in some respects from the corporate governance practices followed by U.S. companies under the listing standards of the NASDAQ Stock Market. A summary of the principal differences follows.

Two-Tier Board

Like all German stock corporations (Aktiengesellschaften), we have three corporate bodies—the general meeting of shareholders, the board of management (Vorstand) and the supervisory board (Aufsichtsrat). The German Stock Corporation Act requires a clear separation of management and oversight functions and therefore prohibits simultaneous membership on both boards. Members of the board of management and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members of both boards must take into account the interests of the company, including the interests of its shareholders and employees and, to some extent, the common interest.

Our board of management is responsible for managing our day-to-day business and representing us in our dealings with third parties. The board of management’s functions are comparable to those performed in the ordinary course of business by the senior executive officers of a U.S. company. However, the members of the board of management, including its chairman, are regarded as peers and share a collective responsibility for all management decisions.

The supervisory board oversees our board of management and appoints and removes its members. Members of the supervisory board cannot be involved in the day-to-day management of our business. Pursuant to German law requirements, however, our supervisory board has specified matters requiring its approval. Matters requiring such approval include decisions and actions which would fundamentally change the company’s assets, financial position or results of operations.

Independence

Unlike the NASDAQ listing standards, German law does not require the supervisory board to have a majority of independent directors nor does it provide for an affirmative independence determination. Only the members of our audit committee must meet the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. There are, however, several rules under German law directed at the independence of supervisory board members. In addition to prohibiting members of the board of management from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They are also not bound by directions or instructions from third parties. Moreover, according to German law, consulting or other service agreements between a German stock corporation and any of its supervisory board members must be approved by the supervisory board.

The German Corporate Governance Code contains additional corporate governance rules directed at the independence of supervisory board members. The Code recommends that the supervisory board includes an adequate number of independent members. Contrary to the requirements of the NASDAQ listing standards, the supervisory board is not required to meet at regularly scheduled executive sessions without the board of management attending. The supervisory board meets without members of the board of management attending if necessary or at the supervisory board’s election.

Supervisory Board Committees

We have an audit committee which handles the formal engagement of the company’s independent auditor once the auditor has been elected by the annual meeting of shareholders. Our audit committee also addresses issues of accounting, risk management, compliance and auditor independence.

The remuneration committee prepares and proposes the compensation of the members of the board of management for discussion and decision by the full supervisory board.

Exemptions

Pursuant to NASDAQ Marketplace Rules, foreign private issuers such as us may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. These requirements and the practices followed by us are described below:

•

We are exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. Consistent with German law, our articles of association provide that there are no quorum requirements generally applicable to meetings of shareholders.

•

We are exempt from NASDAQ’s requirement that directors be selected, or recommended for the Supervisory Board’s selection, by either a majority of independent directors or a nominations committee comprised solely of independent directors. Our director nomination process is governed by German law, pursuant to which director nominees are selected by the full Supervisory Board, rather than solely by independent directors.

•

We are exempt from NASDAQ’s requirement that we adopt a formal written charter or Board resolution addressing the director nominations process. Our director nomination process is governed by German law rather than a nominations committee charter or specific resolution of the Supervisory Board.

•

We are exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. We are also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. Our articles of association do not require shareholder approval prior to the establishment of a stock plan. Our articles of association also permit shareholders to grant the Supervisory Board general authority to issue shares without further shareholder approval. Our stockholders have granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further shareholder approval. We plan to seek shareholder approval of stock plans and stock issuances only where required under German law or under our articles of association.

Further Information

For additional information regarding our boards, including the committees of our supervisory board, please refer to the discussion in Item 6. “Directors, Senior Management and Employees.”

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.     Financial Statements

INDEX TO FINANCIAL STATEMENTS

Evotec AG and Subsidiaries

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Supervisory Board

Evotec AG:

We have audited the accompanying consolidated balance sheets of Evotec AG and subsidiaries (“Evotec”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cash flows, and changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evotec as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

Hamburg, Germany

June 3, 2009

Evotec AG and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Euro in thousands, except share data)

	Footnote reference	As of December 31,
		2008	2007
ASSETS
Current assets:
Cash and cash equivalents	5	55,064	37,991
Investments	5	29,034	55,685
Trade accounts receivables	6	2,531	4,957
Accounts receivables due from related parties	29	—	180
Inventories	7	2,139	2,394
Current tax receivables		1,373	4,030
Other current financial assets	8	951	2,451
Prepaid expenses and other current assets		1,986	4,153

Total current assets		93,078	111,841

Non-current assets:
Long-term investments	9	10	10
Long term investments accounted for using the equity method	9	417	648
Property, plant and equipment	10	18,468	18,561
Intangible assets, excluding goodwill	11	47,167	37,421
Goodwill	11	13,288	38,978
Other non-current financial assets	12	10,472	419

Total non-current assets		89,822	96,037

Total assets		182,900	207,878

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term loans	14	2,579	1,297
Current portion of finance lease obligations	15	356	539
Trade accounts payable		6,371	14,655
Accounts payable to related parties	29	820	438
Advanced payments received		275	47
Provisions	16	6,859	5,123
Deferred revenues		1,238	853
Current income tax payables	18	1,719	344
Other current finanical liabilities		609	630
Other current liabilities	17	1,000	411

Total current liabilities		21,826	24,337

Non-current liabilities:
Long-term loans	14	8,047	9,125
Long-term finance lease obligations	15	346	700
Deferred tax liabilities	18	1,463	1,597
Deferred revenues		580	550
Provisions	16	779	1,016

Total non-current liabilities		11,215	12,988

Stockholders’ equity:
Share capital	20	108,839	73,868
Treasury Shares		—	(99)
Additional paid-in capital		647,163	627,676
Reserve		(32,762)	(35,798)
Accumulated deficit		(573,381)	(495,094)

Total stockholders’ equity		149,859	170,553

Total liabilities and stockholders’ equity		182,900	207,878

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro in thousands, except share and per share data)

	Footnote reference	Years ended December 31,
		2008	2007			2006
			Continuing	Discontinued	Total	Continuing	Discontinued	Total
			operations			operations
Revenue:
Drug discovery products & development of technologies		—	12	—	12	12	17,327	17,339
Drug discovery services		39,613	32,873	21,498	54,371	40,563	26,779	67,342

Total revenue		39,613	32,885	21,498	54,383	40,575	44,106	84,681

Costs of revenue
Drug discovery products & development of technologies		—	7	—	7	5	9,667	9,672
Drug discovery services		21,977	24,855	16,026	40,881	26,802	17,596	44,398

Total costs of revenue		21,977	24,862	16,026	40,888	26,807	27,263	54,070

Gross profit		17,636	8,023	5,472	13,495	13,768	16,843	30,611

Operating costs and expenses:
Research and development expenses		42,537	36,938	—	36,938	30,307	3,136	33,443
Selling, general and administrative expenses		19,950	17,806	3,135	20,941	15,029	9,166	24,195
Amortization of intangible assets	11	553	2,589	—	2,589	3,256	811	4,067
Impairment of goodwill	11	20,288	5,819	—	5,819	—	6,560	6,560
Impairment of intangible assets	10	7,295	3,316	—	3,316	—	—	—
Reversal of impairment	10	—	(589)	—	(589)	(593)	—	(593)
Restructuring expenses		132	356	—	356	—	606	606
Other operating income		(2,280)	(2,162)	—	(2,162)	—	—	—
Other operating expenses		2,371	2,065	—	2,065	285	1,322	1,607

Total operating costs and expenses		90,846	66,138	3,135	69,273	48,284	21,601	69,885

Operating income (loss)		(73,210)	(58,115)	2,337	(55,778)	(34,516)	(4,758)	(39,274)

Other non-operating income (expense)
Interest income		2,955	1,960	164	2,124	1,271	121	1,392
Interest expense		(839)	(483)	(75)	(558)	(578)	(128)	(706)
Loss from equity investments	9	(242)	(22)	—	(22)	—	—	—
Other income from financial assets		7,239	528	36,392	36,920	5	—	5
Foreign currency exchange gain (loss), net		(12,146)	1,578	207	1,785	(128)	(48)	(176)
Other non-operating expense		(6)	(20)	—	(20)	(280)	(268)	(548)
Other non-operating income		279	169	—	169	555	6,872	7,427

Total non-operating income		(2,760)	3,710	36,688	40,398	845	6,549	7,394
Income (loss) before taxes		(75,970)	(54,405)	39,025	(15,380)	(33,671)	1,791	(31,880)
Current tax expense	18	(1,911)	(53)	(366)	(419)	(321)	(497)	(818)
Deferred tax benefit (expense)	18	(406)	6,405	(1,762)	4,643	4,992	1	4,993

Net income (loss)		(78,287)	(48,053)	36,897	(11,156)	(29,000)	1,295	(27,705)

Weighted average shares outstanding		95,198,525	71,828,980	71,828,980	71,828,980	66,355,593	66,355,593	66,355,593
Net income (loss) per share (basic and diluted)		(0.82)	(0.67)	0.51	(0.16)	(0.44)	0.02	(0.42)

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Euro in thousands)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net loss	(78,287)	(11,156)	(27,705)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	4,253	5,985	6,875
Amortization of intangible assets	553	2,589	4,067
Change in valuation allowances for current assets	—	55	242
Depreciation of current assets	319	368	—
Reversal of impairment of tangible assets	—	(589)	(593)
Impairment of goodwill	20,288	5,819	6,560
Impairment of intangible assets	7,295	3,316	—
Net loss from equity investments	242	22	—
Stock compensation expense	1,683	1,024	1,127
Non cash foreign exchange loss	11,814	—	—
Interest expense (benefit)	(2,116)	(1,960)	(1,392)
Gain on sale of current investments	(822)	—	—
Gain on sale of financial assets	(4,607)	—	—
Gain on derivatives	(1,810)	—	—
Gain on sale of shares in subsidiaries	—	(11,692)	(5)
Gain on sale of the chemical development business	—	(25,227)	—
Loss on sale of property, plant and equipment	5	61	92
Gain on sale of property, plant and equipment	(57)	(2)	(4)
Deferred tax expense (benefit)	406	(4,643)	(4,993)
Decrease (increase) in:
Accounts receivable	1,749	1,165	3,297
Inventories	(146)	1,779	(1,311)
Other assets	3,390	(42)	(2,426)
Increase (decrease) in:
Accounts payable	(9,625)	3,709	4,409
Advanced payments received	228	(366)	468
Deferred revenues	399	(2,444)	38
Provisions	218	(483)	1,643
Current income taxes payable	1,458	344	411
Other liabilities	608	(358)	2,851
Cash received during the year for:
Interest	2,955	1,960	1,392
Cash paid during the year for:
Interest	(839)	(370)	(560)
Taxes	(832)	(536)	(263)

Net cash used in operating activities	(41,278)	(31,672)	(5,780)

Cash flows from investing activities:
Acquisition costs	(2,191)	(281)	—
Purchase of current investments	(29,923)	(16,551)	(4,661)
Purchase of long-term investments	(66)	(1,375)	(266)
Purchase of property, plant and equipment	(3,514)	(4,112)	(3,399)
Purchase of intangible assets	—	(237)	(1,515)
Cash acquired in connection with acquisitions	10,706	332	—
Proceeds from sale of property, plant and equipment	67	—	24
Proceeds from sale of discontinued operations	1,980	42,526	22,167
Proceeds from sale of shares in associated companies	—	500	5
Proceeds from sale of financial assets	4,614	—	—
Proceeds from sale of current investments	79,376	496	—

Net cash provided by investing activities	61,049	21,298	12,355

Cash flows from financing activities:
Proceeds from capital increase	—	147	18,039
Transaction costs	(2,581)	(1,111)	—
Proceeds from issuance of loans	630	6,043	7,900
Purchase of own stock	—	(59)	(83)
Repayment of loans	(2,358)	(6,020)	(10,006)

Net cash used in financing activities	(4,309)	(1,000)	15,850

Net increase in cash and cash equivalents	15,462	(11,374)	22,425
Exchange rate difference	1,611	(8,831)	(59)
Cash and cash equivalents at beginning of year	37,991	58,196	37,998

Cash and cash equivalents at end of year	55,064	37,991	60,364

thereof included in assets held for sale	—	—	2,168
Supplemental schedule of non-cash activities:
Acquisition of subsidiaries by issuance of shares	58,750	21,129	—
Additions to finance leases	4	218	936

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Euro in thousands, except share data)

	Footnote reference	Share capital		Additional paid-in capital	Treasury shares	Reserve		Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interests	Total stockholders’ equity
		Shares	Amount			Foreign currency translation	Revaluation reserve
Balance at January 1, 2006		62,759,424	62,759	597,308	—	(35,853)	7,060	(456,199)	175,075	—	175,075
Capital increase	20	5,228,701	5,229	12,605	—	—	—	—	17,834	—	17,834
Capital increase (stock options)	19	90,694	91	114	—	—	—	—	205	—	205
Stock option plan	19	—	—	1,127	—	—	—	—	1,127	—	1,127
Purchase of treasury stock		—	—	—	(83)	—	—	—	(83)	—	(83)
Minority interests		—	—	10	—	—	—	(4)	6	(6)	—
Recognized income and expense
Foreign currency translation		—	—	—	—	1,897	—	—	1,897	—	1,897
Revaluation		—	—	—	—	—	—	(30)	(30)	—	(30)

Total income and expense recognized directly in equity		—	—	—	—	1,897	—	(30)	1,867	—	1,867
Net loss		—	—	—	—	—	—	(27,705)	(27,705)	—	(27,705)

Total recognized income and expense									(25,838)	—	(25,838)

Balance at December 31, 2006		68,078,819	68,079	611,164	(83)	(33,956)	7,060	(483,938)	168,326	(6)	168,320
Capital increase	20	5,726,012	5,726	15,403	—	—	—	—	21,129	—	21,129
Capital increase (stock options)	19	63,616	63	85	—	—	—	—	148	—	148
Stock option plan	19	—	—	1,024	—	—	—	—	1,024	—	1,024
Purchase of treasury stock		—	—	—	(58)	—	—	—	(58)	—	(58)
Transfer of treasury shares		—	—	—	42	—	—	—	42	—	42
Minority interests		—	—	—	—	—	—	—	—	6	6
Income and expense recognized directly in equity
Foreign currency translation		—	—	—	—	(8,871)	—	—	(8,871)	—	(8,871)
Revaluation		—	—	—	—	—	(31)	—	(31)	—	(31)

Total income and expense recognized directly in equity		—	—	—	—	(8,871)	(31)	—	(8,902)	—	(8,902)
Net loss		—	—	—	—	—	—	(11,156)	(11,156)	—	(11,156)

Total recognized income and expense									(20,058)	—	(20,058)

Balance at December 31, 2007		73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553	—	170,553
Capital increase	20	34,970,268	34,971	17,804	—	—	—	—	52,775	—	52,775
Stock option plan	19	—	—	1,683	—	—	—	—	1,683	—	1,683
Transfer of treasury shares		—	—	—	99	—	—	—	99	—	99
Income and expense recognized directly in equity
Foreign currency translation		—	—	—	—	3,992	—	—	3,992	—	3,992
Revaluation of available-for-sale securities		—	—	—	—	—	(956)	—	(956)	—	(956)

Total income and expense recognized directly in equity		—	—	—	—	3,992	(956)	—	3,036	—	3,036
Net loss		—	—	—	—	—	—	(78,287)	(78,287)	—	(78,287)

Total recognized income and expense									(75,251)	—	(75,251)

Balance at December 31, 2008		108,838,715	108,839	647,163	—	(38,835)	6,073	(573,381)	149,859	—	149,859

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED FIXED ASSET MOVEMENT SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2008

	Acquisition and manufacturing costs							Depreciation, amortization and writedowns							Net book value
	January 1, 2008	Foreign exchange	Additions	Business combination	Disposals	Reclass	December 31, 2008	January 1, 2008	Foreign exchange	Additions	Disposals	Impairment	Reclass	December 31, 2008	December 31, 2008	December 31, 2007
	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€
I. Intangible assets
1. Patents and licences	5,780	—	—	—	—	—	5,780	3,866	—	358	—	—	—	4,224	1,556	1,914
2. Goodwill	38,978	(5,446)	—	44	20,288	—	13,288	—	—	—	—	—	—	—	13,288	38,978
3. Developed technology	69,413	1,705	—	15,889	—	—	87,007	34,101	—	—	—	7,295	—	41,396	45,611	35,312
4. Customer list	27,917	—	—	—	—	—	27,917	27,722	—	195	—	—	—	27,917	—	195

	142,088	(3,741)	—	15,933	20,288	—	133,992	65,689	—	553	—	7,295	—	73,537	60,455	76,399

II. Property, plant and equipment
1. Buildings and leasehold improvements	10,819	(2,495)	419	454	—	—	9,197	4,441	(1,227)	961	—	—	—	4,175	5,022	6,378
2. Plant, machinery and equipment	23,994	(3,092)	2,514	2,364	148	821	26,453	14,896	(2,166)	1,958	140	—	727	15,275	11,178	9,098
3. Furniture and fixtures	7,573	(1,298)	399	202	568	332	6,640	6,167	(1,202)	696	564	—	14	5,111	1,529	1,406
4. Purchased software	1,120	—	52	—	—	—	1,172	1,017	—	55	—	—	—	1,072	100	103
5. Finance leases	3,146	(629)	4	—	—	(741)	1,780	1,980	(416)	388	—	—	(741)	1,211	569	1,166
6. Assets under construction	410	(36)	79	29	—	(412)	70	—		—	—	—	—	—	70	410

	47,062	(7,550)	3,467	3,049	716	—	45,312	28,501	(5,011)	4,058	704	—	—	26,844	18,468	18,561

	189,150	(11,291)	3,467	18,982	21,004	—	179,304	94,190	(5,011)	4,611	704	7,295	—	100,381	78,923	94,960

The consolidated fixed asset schedule is part of the notes to the consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED FIXED ASSET MOVEMENT SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2007

	Acquisition and manufacturing costs								Depreciation, amortization and writedowns							Net book value
	January 1, 2007	Foreign exchange	Disconti- nued operations	Additions	Business combi- nation	Disposals	Reclass	December 31, 2007	January 1, 2007	Foreign exchange	Disconti- nued operations	Additions	Disposals	Impair- ment	December 31, 2007	December 31, 2007	December 31, 2006
	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€
I. Intangible assets
1. Patents and licences	5,543	—	—	237	—	—	—	5,780	3,507	—	—	359	—	—	3,866	1,914	2,036
2. Goodwill	48,915	(3,833)	285	—	—	5,819	—	38,978	—	—	—	—	—	—	—	38,978	48,915
3. Developed technology	69,313	—	—	—	100	—	—	69,413	30,785	—	—	—	—	3,316	34,101	35,312	38,528
4. Customer list	27,917	—	—	—	—	—	—	27,917	25,492	—	—	2,230	—	—	27,722	195	2,425

	151,688	(3,833)	285	237	100	5,819	—	142,088	59,784	—	—	2,589	—	3,316	65,689	76,399	91,904

II. Property, plant and equipment
1. Buildings and leasehold improvements	28,266	(2,408)	13,451	26	—	1,617	3	10,819	15,208	(1,443)	9,486	1,300	890	(248)	4,441	6,378	13,058
2. Plant, machinery and equipment	51,243	(3,667)	19,121	2,105	—	6,566	—	23,994	35,540	(2,649)	15,556	1,638	3,736	(341)	14,896	9,098	15,703
3. Furniture and fixtures	11,905	(869)	1,935	618	—	2,146	—	7,573	10,081	(810)	1,776	665	1,993	—	6,167	1,406	1,824
4. Purchased software	1,188	—	—	14	—	82	—	1,120	1,048	—	—	51	82	—	1,017	103	140
5. Finance leases	6,339	(547)	2,646	—	—	—	—	3,146	3,430	(377)	2,014	941	—	—	1,980	1,166	2,909
6. Assets under construction	1,035	(119)	900	420	—	23	(3)	410	—	—	—	—	—	—	—	410	1,035

	99,976	(7,610)	38,053	3,183	—	10,434	—	47,062	65,307	(5,279)	28,832	4,595	6,701	(589)	28,501	18,561	34,669

	251,664	(11,443)	38,338	3,420	100	16,253	—	189,150	125,091	(5,279)	28,832	7,184	6,701	2,727	94,190	94,960	126,573

The consolidated fixed asset schedule is part of the notes to the consolidated financial statements.

Evotec AG and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business description and basis of presentation

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany and subsidiaries (“Evotec” or the “Company”) is a drug discovery and development company focused on novel small molecule therapeutics. Both through its own programs and through research collaborations it is generating high quality research results to build a portfolio of proprietary drug candidates and to feed into the pipeline of its partners in the pharmaceutical and biotechnology industries. In its research collaborations, the Company provides innovative and integrated solutions to the pharmaceutical industry from the target to clinical phase through a range of capabilities, including early stage assay development and screening, fragment-based drug discovery as well as medicinal chemistry and in vivo pharmacology. In proprietary projects, Evotec specializes in finding new treatments for diseases of and related to the Central Nervous System (CNS). The Company’s Instrument Business, sold effective January 1, 2007, is shown in the discontinued operations and was focused on high-end technologies for automated cell biology. Also included in discontinued operations is the Chemical Development Business, sold effective November 30, 2007, which comprised Evotec’s capabilities in process research & development, custom preparation, analytical development, pilot plant manufacturing and formulation.

Evotec was founded on December 8, 1993 as EVOTEC BioSystems GmbH. Evotec completed an initial public offering in Germany on November 10, 1999 on Frankfurt Stock Exchange under the trading symbol “EVT”. On May 5, 2008 Evotec became listed on the NASDAQ Global Market in the US under the trading symbol “EVTC”.

All amounts herein are shown in thousands of Euro (T€), unless indicated otherwise. The Euro is the functional currency of the Company.

On June 3, 2009 the Management Board authorized the consolidated financial statements for issue.

(2) Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations effective as of December 31, 2008 as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments as well as available-for-sale financial instruments which are measured at fair value and assets which are impaired. The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Evotec and all companies which are under its control. All intercompany transactions and balances have been eliminated in consolidation. Because of the sale of Evotec Technologies GmbH (ET) including its subsidiary Evotec Technologies Inc., Cincinnati, Ohio, USA, effective January 1, 2007, and the sale of the Chemical Development Business which includes Evotec (Scotland) Ltd., Glasgow, UK, and also a part of Evotec (UK) Ltd. operations, effective November 30, 2007, the consolidated financial statements of 2008, 2007 and 2006 are not fully comparable.

Investments where Evotec does not have a controlling interest, but is in a position to influence the operating or capital decisions of the investee are accounted for under the equity method.

In connection with the acquisition of Renovis, Inc. in 2008 (Note 3), the Company issued 3,060,473 shares to a Trust as replacement for share-based compensation arrangements. Those shares are included in the consolidated financial statements in accordance with SIC 12.

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

Available-for-sale financial assets

Evotec’s long-term and short-term investments, unless accounted for under the equity method in accordance with IAS 28, are classified as available-for-sale financial assets. Available-for-sale financial assets are measured at fair value at the balance sheet date or, if this value cannot be determined, at amortized cost. Unrealized gains and losses resulting from changes in fair value are reported in equity, net of any tax effect. Changes in fair value are not recognized in the statement of operations until the asset is sold or until an impairment loss is recorded. Investments that qualify as equity instruments are measured at cost if their fair value cannot be determined based on quoted prices or by reference to the current fair value of comparable instruments, or by using appropriate pricing models (in cases where cash flows are volatile or cannot be reliably determined).

Derivative financial instruments

The Company uses foreign currency derivative financial instruments to hedge its exposure to foreign exchange risks. The Company entered into an agreement, where the Company received the right (“Put Option”) to sell financial assets, which is considered to be a derivative and is measured at fair value through profit and loss in accordance with IAS 39. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are recognized initially and subsequent to initial recognition at fair value. Accounting for the change in fair value of derivatives depends on whether they are designated as hedging instruments and qualify as part of a hedge relationship under IAS 39. If these conditions are not met, even if there is an economic hedge relationship with an underlying transaction, changes in fair value of the derivatives are recognized directly in the statement of operations.

Evotec’s foreign currency derivative financial instruments are economic hedges, however, they are not accounted for as hedges in accordance with IAS 39. Therefore, all changes in the fair value of the foreign currency derivative financial instruments are recognized in foreign currency exchange gains and losses.

Basis for determining fair values of financial instruments

The following summarizes the significant methods and assumptions used in estimating the fair values of financial instruments.

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date unless the available-for-sale financial assets are unquoted equity instruments which are measured at cost.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Unless otherwise reported, the fair values of financial instruments equal the carrying amounts.

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

Depreciation of property, plant and equipment, which includes depreciation of assets under finance leases, is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and leasehold improvements	6 – 35 years
Plant, machinery and equipment	3 – 20 years
Furniture and fixtures	3 – 15 years
Computer equipment and software	3 – 5 years
Assets under finance lease	3 – 5 years

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

Developed technologies acquired in the business combinations with ENS Holdings, Inc. (ENS) and Renovis, Inc. are not amortized until the intangible assets are likely to generate benefits.

The amortization period and method is reviewed at each balance sheet date.

Goodwill

Goodwill acquired in a business combination is recognized as an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company recognizes separately the acquired identifiable assets, liabilities and contingent liabilities at the acquisition date. The Company’s goodwill results mainly from its acquisition of Oxford Asymmetry International plc. in October 2000. Additional goodwill acquired in a business combination has arisen from the acquisition of ENS in May 2005. The balance sheet as of December 31, 2008 includes an additional goodwill acquired in a business combination from the acquisition of Renovis, Inc. in May 2008.

Discontinued operations

The discontinued operation is a component of the Company being disposed of, and represents a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations. From the date of the decision to dispose a major line of business onwards, the assets and liabilities relating to discontinued operations are separately disclosed in the balance sheet. The relating income and expenses for discontinued operations are retrospectively separated in the statements of operations. The Company decided in the fourth quarter of 2006 to dispose of the Instrument Business and in the third quarter of 2007 to dispose of the Chemical Development Business. Due to the decision of disposing these major lines of business all data presented in the statements of operations 2007 show these businesses as discontinued operations. Discontinued operations are described on the face of the statement of operations and in Note 13.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company based upon the performance requirements of the respective agreements.

Product and chemical compound sales are recorded as revenue upon delivery if the Company has received a customer order, the price is determinable and collectibility is reasonably assured. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness. Payments for product sales are generally paid in advance and recorded as advanced payments received.

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

The Company has entered into multiple-element contracts and carefully determined whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria it represents a separate unit of accounting. The Company has no refund obligations included in its service agreements.

Under the terms of various contractual arrangements, Evotec receives royalty payments which are incremental to the other company’s respective product sales. Royalty income of T€ 810 in 2008 and T€ 1,628 and T€ 523 from continuing operations in 2007 and 2006, respectively, is included in revenue.

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

Research and development costs that are acquired in a business combination are capitalized when those research and development projects are expected to generate probable future economic benefits to the Company. Research and development costs acquired in a business combination are not amortized until they are likely to generate benefits.

The Company receives grants from government authorities for the support of specific research and development projects. The grants are requested when qualifying expenses have been incurred and are recognized as a reduction of research and development expense when they are received. No grants were received for capitalized development expenditures. The amounts recognized as a reduction of the Company’s research and development expense were T€ 20 in 2008, T€ 169 and T€ 187 from continuing operations in 2007 and 2006, respectively.

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

Impairment of long-lived assets and goodwill

The Company reviews long-lived assets (property, plant and equipment and intangible assets including goodwill) for impairment, to estimate the value in use or the fair value less cost to sell, in accordance with IAS 36. An impairment review is performed annually for intangible assets with indefinite useful lives and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In line with our policy concerning the impairment of intangible assets with indefinite useful lives and goodwill, the Company carried out an impairment test in the fourth quarter of 2008 (see Note 11).

An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds its recoverable amount which is the greater of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the net present value of future cash flows arising from that asset or cash generating unit. The discount rate used to calculate the value in use is determined to reflect the risks inherent for each asset or cash generating unit. The evaluation of the net cash flow of the further use is based on a mid range or where applicable long range forecast. Considerable management judgment is necessary to estimate discounted future cash flows.

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

The Company had identified a potential indication that its assets may be impaired as a result of its market capitalization being lower than the carrying amount of the net assets. Therefore, as of December 31, 2008 the Company conducted an impairment test in accordance with IAS 36 to determine if the assets of either of its two cash-generating units are carried at amounts higher than their recoverable amount.

The impairment test at December 31, 2008 is based on discounted cash flow (DCF) models using the assumptions of Evotec’s Mid and Long Range Plans to determine a value in use for each of the cash generating units. The scientific risks related to drug development were considered through success rates for a potential future market entry of each single compound. These probabilities and the expected timelines until market entry were based on historical statistical benchmarks for each scientific phase individually, derived from different scientific sources. In addition, success rates were also incorporated for partnership or out-licensing probabilities, based on management expectations. Revenue estimates utilized in the DCF models were based upon estimated market penetration or comparable product sales. The future market size was estimated for each of the project’s indications and the sales potential for Evotec projects was determined by using sales of either existing products’ or comparable drugs as benchmark. Future expenses of the CGUs were based on the latest management plans and expenses beyond management’s plans were based upon assumptions derived from historical benchmarks as well as certain growth assumptions. Overheads were included in the calculation by allocation. A calculation of potential future tax payments, in line with current law, was added.

The discount rates utilized were in the range of 9.55% to 14.0% depending on the individual risk factors of the cash generating units. The discount rates correspond to the weighted cost of capital (WACC) of the different units.

The present values for each of the cash generating units were combined and reconciled to the carrying amounts of the equity of the Company. As a result of the test in context of the market capitalization being lower than the carrying amount of the net assets, the Company concluded that no further impairment is deemed necessary.

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

Service costs and interest costs for pensions and other postretirement obligations are recognized as an expense in income from operations.

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

Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. There are no dilutive shares in 2008 and 2007 as a result of net losses (in 2007 net losses from continuing operations). Anti-dilutive common stock equivalents consist of 0, 166,515 and 482,849 stock options in 2008, 2007 and 2006, respectively.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the main financial statements as well as the reported amounts of revenues and expenses during the reporting period. Main estimates and assumptions affect acquisitions (Note 3), impairment testing (Note 11), provisions (Note 16), measurement of compensation expenses (Note 19) and the recognition of deferred tax assets (Note 18). Actual results could differ from management’s estimates. In addition, changes in the current economic conditions and other events could also have a significant effect on reported amounts.

Recent pronouncements

All of the following IFRS pronouncements that were issued by the IASB and the IFRIC and were not effective as of December 31, 2008, have not been applied in the preparation of the consolidated financial statements as of December 31, 2008.

In March 2007, the IASB issued a revised version of IAS 23 “Borrowing Costs” which was endorsed by the EU in December 2008. Accordingly, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset should be capitalized as part of the cost of the asset. The current option of immediately recognizing borrowing costs as an expense will be removed. The application of the revised Standard is compulsory for financial years beginning on or after January 1, 2009. The revision will have no significant impact on the consolidated financial statements.

In September 2007, the IASB issued IAS 1 “Presentation of Financial Statements” (revised 2007). IAS 1 was endorsed by the EU in November 2007. The revision is aimed at improving a user’s ability to analyze and compare the information given in financial statements. IAS 1 sets requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for financial periods beginning on or after January 1, 2009, early adoption being permitted. The Company is currently evaluating the effect of the revised IAS 1.

In February 2008, the IASB amended IAS 32 “Presentation of Financial Instruments” (revised 2007) which was endorsed by the EU in January 2009. The revision amended IAS 32 for puttable instruments and obligations arising on liquidation. The new standard is effective for financial periods beginning on or after January 1, 2009. The Company is currently evaluating the effect of the revised IAS 32.

In January 2008, the IASB issued a revised version of IFRS 3 “Business Combinations” and an amended version of IAS 27 “Consolidated and Separate Financial Statements” which are both not yet endorsed by the EU. The revised version of IFRS 3 and the amended version of IAS 27 sets requirements for the presentation of business combinations and financial instruments, guidelines for their structure and minimum requirements for their contents. The new standards are effective for annual periods beginning on or after July 1, 2009. The Company will determine the expected effect of the revised version of IFRS 3 and the amended version of IAS 27 and determine an adoption date.

In July 2008, the IASB issued “Eligible Hedged Items—Amendment to IAS 39: Financial Instruments Recognition and Measurement” which is not yet endorsed by the EU. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations—the designation of inflation in a financial hedged item and the designation of a one sided risk in a hedged item. The application of the amendment is compulsory for the fiscal years beginning on or after July 1, 2009 and has to be applied retrospectively, earlier application is permitted. Currently the Company does not expect that the adoption of the amendment, if endorsed by the EU in the current version, will have a material impact on the consolidated financial statements.

In May 2008 the IASB issued Improvements to IFRS as a first collection of minor amendments to the existing IFRS which was endorsed by the EU in January 2009. Those Improvements present amendments to 20 IFRS Standards in two parts. The first part includes accounting changes that can have an impact to presentation, recognition or measurement. The second part includes terminology or editorial changes. Unless otherwise specified in the specific standard, the application of the amendments is compulsory for fiscal years beginning on or after January 2009, while earlier application is permitted. The Company does not expect that the adoption of the amended Standards will have a material impact on the consolidated financial statements.

In June 2007, the IASB published interpretation IFRIC 13 “Customer Loyalty Programmes” dealing with the recognition and measurement of such programs. This regulation was endorsed by the EU in December 2008. The application of the interpretation is compulsory for financial years beginning on or after July 1, 2008, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

In July 2008, IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. This interpretation applies to an entity with net investments in a foreign operation that hedges the foreign currency risk arising from those net investments in a foreign operation and wishes to qualify for hedge accounting in accordance with IAS 39. The application of the interpretation is compulsory for financial years beginning on or after October 1, 2008, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

On October 13, 2008 the IASB issued amendments to IAS 39: “Financial Instruments: Recognition and Measurement” and IFRS 7: “Financial Instruments: Disclosures” which was endorsed by the EU on October 15, 2008. The amendments to IAS 39 and IFRS 7 allow the reclassification of certain financial instruments out of the category “held for trading” in rare circumstances. The current financial crisis is considered to be such a rare circumstance which would justify use of this possibility by companies. In accordance with the amendments to IAS 39 and IFRS 7, companies should be allowed to reclassify certain financial instruments as from July 1, 2008. Currently the Company does not expect that the adoption of the amendment will have a material impact on the consolidated financial statements.

In November 2008, the IFRIC issued IFRIC 17 “Distributions of Non-cash Assets to Owners” which is not yet endorsed by the EU. The application of the interpretation is compulsory for financial years beginning on or after July 1, 2009, while earlier application is permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

(3) Acquisitions

The Company acquired in a share-for-share transaction 100% of the shares in Renovis, Inc., South San Francisco, US, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008. Evotec issued 34,970,268 shares to acquire the underlying shares, outstanding options and restricted stock units held by Renovis employees. The purchase price of T€ 58,625 comprises the fair value of the shares issued for common stock of € 1.68 per share which was based on the stock price of Evotec at the date of acquisition as well as the fair values determined for the shares issued for equity based compensation plans as of the date of acquisition. The relating transaction costs amounted to T€ 3,249.

The fair values of the assets and liabilities acquired from Renovis were estimated based on the recognized amounts as of the date of the acquisition. Fair value adjustments have been recorded for developed technologies in the amount of T€ 15,889 which have been estimated based on net present value modeling and for certain non-current financial assets in the amount of T€ (280). Additionally, deferred revenues in the amount of T€ 178 were reversed because no future obligation relates to those amounts. The resulting goodwill amounts to T€ 44. The net loss of Evotec for the twelve months ended December 2008 included a net loss of T€ 7,739 from Renovis.

	May 2, 2008 carrying amount	May 2, 2008 fair value
	T€	T€
Cash and cash equivalents	10,706	10,706
Investments	25,333	25,333
Prepaid and other current assets	861	861
Property, plant and equipment	3,045	3,045
Developed technologies	—	15,889
Other non-current financial assets	8,805	8,525
Current liabilities	(5,251)	(5,073)
Non-current liabilities	(706)	(706)

Net assets acquired	42,793	58,580
Goodwill	—	44

Cost of acquisition	—	58,624
Less cash and cash equivalents acquired	—	(10,706)
Less fair values of shares issued	—	(55,375)
Less transaction costs	—	(3,249)

Cash inflow (—) from acquisition	—	(10,706)

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of January 1, 2006:

	2008	2007	2006
	T€	T€	T€
Pro-forma revenues	40,391	38,805	44,902
Pro-forma net loss	(57,429)	(73,252)	(55,602)
Pro-forma basic and diluted loss per share	(0.60)	(0.71)	(0.57)

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

Pursuant to its agreement with Novartis, Evotec was obligated to pay royalties equal to 5% of qualifying revenue to Novartis for a period of ten years. This obligation terminated on March 16, 2008. The Company has recorded related royalty expenses of T€ 0, T€ 53 and T€ 31 in 2008, 2007 and 2006, respectively.

Evotec was subject to certain restrictions concerning intellectual property arising in the course of its collaboration with Takeda. During the period of Takeda’s exclusive access to Evotec’s target database, Evotec has not granted access to the target database to any third party for purposes of exploration in the field of neurodegenerative diseases. This exclusivity period access ended on August 28, 2007.

(5) Cash and cash equivalents and investments

As of December 31, 2008 and 2007, an amount of T€ 465 and T€ 275, respectively, of cash and cash equivalents was pledged as security.

Investments in mutual funds, which invest in debt instruments to manage the fund investors’ liquidity, including debt instruments with a maturity beyond three months, are reported as current investments and carried at cost that approximates their fair value. Those investments are classified as available-for-sale financial assets.

(6) Trade accounts receivables

The Company has assessed the non-payment risk of all trade accounts receivables which resulted in an allowance of T€ 0 and T€ 55 in 2008 and 2007, respectively. There are no use restrictions on trade accounts receivable.

The aging of trade accounts receivables at the year end was:

	December 31,
	2008	2007
	T€	T€
Not past due	1,697	2,271
Past due 0-30 days	514	1,353
Past due 31-120 days	99	644
More than 120 days	221	689

Total trade accounts receivables	2,531	4,957

(7) Inventories

Inventories consist of the following:

	December 31,
	2008	2007
	T€	T€
Raw materials	1,723	1,768
Work-in-progress	416	626

Total inventories	2,139	2,394

Raw materials consist of biological materials and substances as well as chemicals. Work-in-progress in 2008 and in 2007 consists of costs incurred on customer projects which were not completed at year end. The Company carries an allowance on raw materials of T€ 300 and T€ 1,581, included in the amounts above, as of December 31, 2008 and 2007, respectively. An allowance on work-in-progress in the amount of T€ 28 and T€ 0 as of December 31, 2008 and 2007, respectively is included in the amounts above. Write-ups of previously written down inventories did not occur.

(8) Other current financial assets

Other current financial assets as of December 31, 2007 mainly consist of the portion of the purchase price for the sale of Evotec Technologies GmbH including their subsidiary Evotec Technologies Inc., Cincinnati, Ohio, US, in the amount of T€ 1,980, which was transferred to an escrow account and received by the Company in 2008.

(9) Long-term investments

Long-term investments consist of the following:

	December 31,
	2008	2007
	T€	T€
Evotec-RSIL Ltd., Maharashtra (Thane), India	417	648
European ScreeningPort GmbH, Hamburg	10	10

Total long-term investments	427	658

On October 18, 2007, Evotec acquired a 49% ownership interest in the common stock of Evotec-RSIL Ltd. (Evotec-RSIL), Maharashtra, India, which is accounted for under the equity method of accounting. The Company’s share of the net loss of Evotec-RSIL amounted to T€ 242 and T€ 22 in 2008 and 2007, respectively. As of December 31, 2008, the carrying amount of the investment is T€ 417 (December 31, 2007: T€ 648).

In 2007, Evotec founded together with the City of Hamburg the European ScreeningPort GmbH (ESP), Hamburg, with an ownership of 19.9% interest. As of December 31, 2008 and 2007 the carrying amount of the investment is T€ 10. This investment is classified as available-for-sale financial asset.

Evotec had a 22.72% voting interest by virtue of a 65.0% investment in the common stock of DIREVO Biotech AG (“Direvo”), which was accounted for under the equity method of accounting. In 2007 the investment was sold. The sales price was T€ 500 and resulted in other income from financial assets of T€ 500. The Company’s share of the net loss of Direvo amounted to T€ 0 in 2007 and 2006.

Evotec acquired a 46.36% investment in the common stock of Vmax Ltd. (“Vmax”) on August 22, 2002, which was accounted for under the equity method of accounting. Due to a capital increase by Vmax in 2004 the ownership interest of Evotec decreased from 46.36% to 30.6%. In 2006, Vmax was liquidated by winding up. On winding up Vmax, Evotec received a partial repayment of the assets and agreed to waive the remaining balance of loan stock.

The long-term investments of Evotec continue to have losses and, therefore, do not have undistributed profits.

The Company has recorded no revenues in the ordinary course of business with their investments in 2007 and 2006. In 2008, the Company recorded revenues in the amount of T€ 30 with ESP. Additionally the Company gave a loan to ESP in the amount of T€ 320. Services and materials were purchased in 2008 from Evotec-RSIL in the amount of T€ 134. No further material transactions with investments of the Company were recorded.

(10) Property, plant and equipment

With respect to the development of property, plant and equipment, please refer to the consolidated fixed asset movement schedule.

The main additions in 2008 relate to upgrades of the Company’s screening facility and analytical equipment. Upon completion of the assets under construction, costs are transferred into their respective fixed assets classification. Depreciation expense amounted to T€ 4,058 in 2008 and T€ 4,595 and T€ 5,002 in continuing operations in 2007 and 2006, respectively.

The Pilot Plant cash generating unit located in Abingdon, United Kingdom was part of the discontinued operations sold to Aptuit (Edinburgh) Limited (Aptuit) effective November 30, 2007. In 2007 and 2006 no impairment, nor any reversal of impairment, has been recorded.

Laboratory premises in Abingdon, United Kingdom were tested for impairment. During the asset impairment review, as permitted under IAS 36, management estimated the asset impairment using a method based on the physical usage of the laboratory premises. This has resulted in a partial reversal of T€ 589 and T€ 593 in continuing operations in 2007 and 2006, respectively, of the previously recognized asset impairment. This is reflected as reversal of impairment in the consolidated statements of operations for the period January 1 to December 31, 2007 and 2006. As a result of the asset impairment review in 2008, the Company concluded that no impairment, nor reversal of impairment, is deemed necessary.

The net book values included in the fixed assets, which are held under finance leases, relate to plant and machinery as well as fixture and fittings of T€ 533 and T€ 36 as of December 31, 2008 and T€ 1,139 and T€ 27 as of December 31, 2007, respectively. The related depreciation amounts to T€ 376 and T€ 12 in 2008, T€ 908 and T€ 33 in 2007 and T€ 722 and T€ 31 in 2006, respectively.

(11) Other intangible assets and goodwill

With respect to the development of intangible assets and goodwill please refer to the consolidated fixed asset movement schedule.

The main additions in 2008 relate to intangible assets acquired in the business combination with Renovis, Inc. with effective date May 2, 2008, amounting to T€ 15,889. Amortization expense of intangible assets amounted to T€ 553 in 2008 and from continuing operations to T€ 2,589 and T€ 3,256 in 2007 and 2006, respectively. The customer lists acquired through the acquisition of ENS in 2005 were fully amortized in 2008.

The developed technologies acquired in a business combination are not amortized until they are likely to generate benefits.

The developed technologies from the acquisition of Renovis, Inc. were tested for impairment on the annual designated test date of October 1. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 15 to 20 years to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 13.3%. As a result of that test, the Company concluded that no impairment is deemed necessary. The carrying amount at December 31, 2008 amounted to T€ 17,594.

The developed technologies from the acquisition of ENS Holdings, Inc. with a carrying amount of T€ 28,017 and T€ 35,312 at December 31, 2008 and 2007, respectively, were tested for impairment on the annual designated test date of October 2008. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 15 to 20 years to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 14.0%. As a result of that test, the Company concluded that an impairment is deemed necessary in the amount of T€ 7,295. In 2007 the impairment test resulted in an impairment of T€ 3,216 which was reported in continuing operations.

The developed technology from the acquisition of Neuro3d effective April 1, 2007 in the amount of T€ 100 was fully impaired in 2007.

The goodwill associated with Evotec (Scotland) Ltd, Glasgow, UK was assessed as part of the annual impairment review under IAS 36 and found not to be impaired in 2006. Evotec (Scotland) was sold to Aptuit, effective November 30, 2007.

Goodwill from the acquisition of Oxford Asymmetry International plc has been tested for impairment on the annual designated test date October 1. The impairment test is based on a discounted cash flow model by using the assumptions of the Mid Range Plan for 2009 to 2013. The discount rate considering the risks and rewards of the activities used in the impairment test was 9.1%. As a result of that test, the Company concluded that an impairment in the amount of T€ 20,288 was due for the goodwill carried as of that date. In 2007, the impairment review resulted in an impairment of T€ 5,819 which is reported in continuing operations. In 2006, the impairment review resulted in an impairment of T€ 6,560 which was part of the Chemical Development Business and is reported in discontinued operations. The carrying amount at December 31, 2008 and 2007 amounted to T€ 12,778 and T€ 38,517, respectively.

In May 2005 the Company acquired ENS Holdings, Inc. which resulted in goodwill in the amount of T€ 461 which is also the carrying amount at December 31, 2008 and 2007. The Company has tested the cash generating unit for impairment on the annual designated test date October 2008. As a result of this test, the Company concluded that no impairment has to be recorded in 2008, 2007 and 2006.

In May 2008 the Company acquired Renovis, Inc. which resulted in goodwill in the amount of T€ 44 and a carrying amount at December 31, 2008 of T€ 49. The Company has tested the cash generating unit for impairment on the annual designated test date October 2008. As a result of this test, the Company concluded that no impairment has to be recorded in 2008.

The total amount of foreign exchange differences related to goodwill denominated in a foreign currency amounted to T€ 5,446 and T€ 3,833 in 2008 and 2007, respectively and are recorded directly in equity.

(12) Other non-current financial assets

Other non-current financial assets as of December 31, 2008 consist primarily of auction rate securities (“ARSs”) in the amount of T€ 8,303 and Put Options related to these ARSs in the amount of T€ 1,726. The ARSs were acquired as part of the Renovis acquisition and are classified as available-for-sale which are measured at fair value with unrealized gains and losses reported as a component of “Reserve” in stockholders’ equity.

The ARSs the Company holds are debt instruments issued by U.S. municipalities with substantially all being AAA rated or equivalent, backed by pools of student loans and largely guaranteed by the U.S. Department of Education. These instruments are debt securities with long-term maturities with the interest rates historically resetting through auctions generally once a month. Since mid-February 2008, liquidity issues in the global credit markets have resulted in the failure of auctions of all of the ARSs the Company holds. To date all interest payable on the ARSs have been paid when due, however, due to the illiquidity of the ARSs there is not a ready market for the purchase and sale of these instruments.

Due to the illiquidity of the ARSs, the Company utilized a discounted cash flow (“DCF”) model to derive an estimate of fair value of these securities at December 31, 2008. The discounted cash flow model includes estimates with respect to the amount and timing of future interest payments, projections of interest rates, and the rate of return required by investors to own such securities given the current liquidity risk associated with the ARSs. As a result, the Company recorded an unrealized loss of T€ 956 in the period May to December 2008 related to ARS investments of T€ 10,110 (par value). The fair value of the ARSs as of the date of acquisition amounted to T€ 8,361. As of December 31, 2008 the fair value amounted to T€ 8,303 including foreign exchange differences.

In November 2008, the Company entered into an agreement, where the Company received the right (“Put Option”) to sell its ARSs back to the investment firm that sold the ARSs to Renovis at par, at its discretion, anytime during the period from June 30, 2010 through July 2, 2012. In accordance with IAS 39, the Put Option is considered to be a derivative and is measured at fair value with gains or losses recorded in the statement of operations at each period end. The Company, using a DCF model to measure the Put Option, recorded income of T€ 1,810 and a corresponding other non-current financial asset of T€ 1,726 measured with the exchange rate as of December 31, 2008.

(13) Discontinued operations

In the third quarter 2007, the Company signed an agreement with Aptuit, Inc. for the sale of Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd, which forms the Chemical Development Business. The sales price amounted to T€ 42,476. It was paid in cash in two portions amounting to T€ 1,680 on September 29, 2007 and T€ 41,178 on November 30, 2007. A purchase price adjustment on the basis of a working capital adjustment equivalent to T€ 382, was settled by the Company in the first quarter of 2008. The sale resulted in a gain of T€ 25,227. This sale was completed in the fourth quarter 2007. The activities of the business are included in discontinued operations for all periods presented in the statements of operations.

In 2006, the Company signed a purchase agreement for the sale of Evotec Technologies GmbH, Duesseldorf, for T€ 24,147. This purchase became effective as of January 1, 2007. The main portion of T€ 22,167 was already paid on December 29, 2006. The purchase price was decreased in 2007 in the amount of T€ 261. This amount was paid in cash by the Company in 2007. The last portion in the amount of T€ 1,980 was received in 2008. This transaction resulted in a gain of T€ 11,165 reported as discontinued operation in 2007. The activities of the business are included in discontinued operations in 2006.

The condensed cash flows of the discontinued operations are as follows:

	2007	2006
	T€	T€
Net cash provided by operating activities	1,733	6,833
Net cash used in investing activities	(1,161)	(5,421)
Net cash used in financing activities	(844)	(268)

Net increase (decrease) in cash and cash equivalents	(272)	1,144

(14) Long-term loans

In 2007, the Company entered into a T€ 3,000 loan agreement with a bank of which T€ 3,000 is outstanding at December 31, 2008 and 2007. This loan carries a variable interest rate of 1.15% over six month EURIBOR per annum and is repayable in total on December 10, 2010.

On December 19, 2007, EVOTEC NeuroSciences GmbH (ENS) entered into a T€ 3,000 loan agreement with a bank of which T€ 3,000 is outstanding at December 31, 2008 and 2007. The loan carries a variable interest rate of 1.2% over six months EURIBOR per annum and is repayable in one bullet payment at maturity at the end of 2012. ENS has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

Further ENS has entered in 2006 into a T€ 5,000 loan agreement with a bank of which T€ 3,125 is outstanding at December 31, 2008 (2007: T€ 4,375). This loan carries a fixed interest rate of 5.4% per annum and is repayable in semi-annual installments of T€ 625 ending on June 30, 2011. ENS has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

With the acquisition of Renovis, Inc., the Company assumed a long-term loan agreement with a US-based financing company. This loan is repayable in monthly installments until October 30, 2010. The interest rates are variable. The outstanding balance as per the end of 2008 was T€ 987.

On May 18, 2005 Evotec entered into an unsecured loan of T€ 569. The loan was repayable in equal installments over a period of three years and carried an interest rate of 1.2% over three months Euro LIBOR. At December 31, 2008 the total balance of the loan still outstanding was T€ 0 (2007: T€ 47).

A further loan facility of T€ 2,970 was agreed on March 29, 2006. This loan is contracted to Evotec (UK) Ltd for the purpose of group financing. The loan was due for repayment in full on February 28, 2009. The loan was repaid as part of the transactions with Aptuit.

Evotec (Scotland), sold to Aptuit, effective November 30, 2007, had total loan fundings of T€ 1,006 at the balance sheet date 2006. The loans were repayable in installments through 2009. The loan was repaid as part of the transactions with Aptuit.

On February 4, 2003, the Evotec (UK) Ltd entered into a loan agreement with another bank for the amount of T€ 2,937 which was secured by a charge on buildings and chattels in the United Kingdom. The loan carried an interest rate of 1.35% over three months Euro LIBOR per annum and was repayable in equal installments over a period of five years. The loan was repaid in full in 2007 as the assets against which the loan was secured were sold unencumbered as part of the transaction with Aptuit.

In July 2002, the Company entered into a T€ 5,000 loan agreement with a bank, of which T€ 0 was utilized and outstanding as per December 31, 2007. This loan carried a fixed interest rate of 5.84% per annum and was repaid in monthly installments of T€ 216 (interest and repayment) ending on June 30, 2007. This loan was secured by certain fixed assets.

In February 1998, the Company entered into a T€ 5,113 loan agreement with a bank. This loan carried a fixed interest rate of 5% per annum and was repayable in semi-annual installments of T€ 320 ending on September 30, 2006.

Throughout the year 2008 and 2007, Evotec met all covenants under the various loan agreements described above.

The annual maturities of these debts are as follows:

T€
2009	2,579
2010	4,422
2011	625
2012	3,000

Total	10,626

Non-current loans and borrowings:

	2008	2007
	T€	T€
Secured bank loans	5,047	6,125
Unsecured bank loans	3,000	3,000

Total	8,047	9,125

Current portion of loans and borrowings:

	2008	2007
	T€	T€
Current portion of secured bank loans	2,579	1,250
Current portion of unsecured bank loans	—	47

Total	2,579	1,297

The currency structure of loans is as follows at December 31, 2008: T€ 9,125 in Euro, T€ 987 in USD and T€ 514 in GBP (December 31, 2007: T€ 10,375 in Euro and T€ 47 in GBP). The Evotec interest rates are 31% fixed rates and the rest on a variable interest rate basis (2007: 50% fixed rates and the rest on a variable interest rate basis).

The Company maintains lines of credit totaling T€ 2,182 and T€ 2,842 to finance its short-term capital requirements, of which the entire balance is available as of December 31, 2008 and December 31, 2007, respectively. These lines of credit provide for borrowings at various interest rates and have various expiration dates as well as no stated expiration date.

The fair value of the long-term loans is equal to the notional amounts as of December 31, 2008 and as of December 31, 2007, respectively.

(15) Finance lease obligations

Liabilities under finance leases are recognized as financial obligations and the leased assets are capitalized. These assets consist of laboratory equipment. The Company is obligated under finance leases of T€ 702 and T€ 1,239 as of December 31, 2008 and 2007, respectively that expire at various dates during the next five years.

Those finance leases include property, plant and equipment. The future minimum lease payments under finance leases are as follows:

	Capital	Interest	Total
	T€	T€	T€
2009	356	26	382
2010	224	12	236
2011	99	4	103
2012	23	1	24

Total principal payable on finance leases	702	43	745

The split into current and non-current finance lease obligations are as follows:

	2008	2007
	T€	T€
Current portion of finance lease liabilities	356	539
Non-current portion of finance lease liabilities	346	700

Total	702	1,239

The fair value of the long-term finance lease obligations is equal to the notional amounts as of December 31, 2008 and as of December 31, 2007, respectively.

(16) Provisions

The provisions consist of the following:

	December 31,
	2008	2007
	T€	T€
Bonus accruals	2,734	2,669
Severance payments	1,750	—
Accrued vacation	842	628
Accrued lease expenses	929	953
Other provisions	1,383	1,889

Total provisions	7,638	6,139

The following table summarizes the provisions recorded during 2008:

	January 1, 2008	Business combination	Consumption	Disposal	Foreign exchange	Additions	December 31, 2008
	T€	T€	T€	T€	T€	T€	T€
Personnel expenses	3,297	708	2,776	706	(131)	3,184	3,576
Severance payments	—	—	—	—	—	1,750	1,750
Accrued lease expenses	953	259	268	—	(205)	190	929
Other provisions	1,889	973	1,525	607	(21)	674	1,383

Total	6,139	1,940	4,569	1,313	(357)	5,798	7,638

The provision for severance payments relate mainly to the exit agreement the Company entered into with Jörn Aldag. As of December 31, 2008, other provisions consist of provisions with regard to the acquisition of Neuro3d (T€ 269) as well as a provision for the Supervisory Board remuneration (T€ 198) and other provisions with an individual amount under T€ 198. The provision for personnel costs may differ from the actual amounts due to the fact that the actual percentage of the variable portion of the remuneration may differ from the estimates. The actual consumption of the accrued lease expenses may vary from the estimated if the lease period changes.

An amount of T€ 779 as per December 31, 2008 (2007: T€ 1,016) is expected to be paid after one year and therefore is shown under non-current provisions. This amount mainly derives from accrued lease expenses. The fair values of those non-current liabilities as of December 31, 2008 amount to T€ 514 (2007: T€ 518).

(17) Other current liabilities

In 2008 the other current liabilities mainly consist of the fair value of foreign currency contracts as of December 31, 2008. In 2007, other current liabilities were comprised of several individually insignificant liabilities.

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

Loss before income taxes is attributable to the following geographic regions for the years ended December 31, 2008, 2007 and 2006:

	Years ended December 31,
	2008	2007	2006
	T€	T€	T€
Germany	(56,480)	(31,935)	(30,027)
Foreign	(19,490)	16,555	(1,853)

Total	(75,970)	(15,380)	(31,880)

Income tax benefit (expense) for the years ended December 31, 2008, 2007 and 2006 is as follows:

	Years ended December 31,
	2008	2007	2006
	T€	T€	T€
Current taxes:
—Germany	(261)	(38)	(804)
—Foreign	(1,650)	(381)	(14)

Total current taxes	(1,911)	(419)	(818)

Deferred taxes:
—Germany	—	6,453	4,992
—Foreign	(406)	(1,810)	1

Total deferred taxes	(406)	4,643	4,993

Total income tax benefit (expense)	(2,317)	4,224	4,175

The tax rate in the UK for the year ended December 31, 2008 amounted to 28% from April 1, 2008 onwards and 30% for the first three months of the year 2008. The tax rate in the UK for the year ended December 31, 2007 and 2006 amounted to 30%. In the US the tax rate for the year ended December 31, 2008 amounted to 40.726%. For the years ended December 31, 2008, 2007 and 2006, the actual combined German federal corporation income and trade tax rate amounted to 32.28%, 40.38% and 40.38%, respectively.

The income tax benefit (expense) differs from the expected income tax benefit (expense) determined using the combined German tax rate of 32.28% (2007 and 2006: 40.38%) as follows:

	Years ended December 31,
	2008	2007	2006
	T€	T€	T€
Expected income tax benefit	24,523	6,210	12,873
Non-deductible goodwill impairment	(6,549)	(2,350)	(2,649)
R&D tax credits	1,121	1,829	1,824
Other permanent differences	(4,827)	4,057	—
Foreign tax differential	1,096	3,099	503
Change in recognition of deferred tax assets	(16,818)	(9,225)	(9,514)
Non recognition of deferred tax assets for interest carry forwards	(1,437)	—	—
Tax rate change	—	114	—
Other	574	490	1,138

Actual income tax benefit (expense)	(2,317)	4,224	4,175

The other permanent differences in 2008 consist of consolidation effects on group level, which do not affect the taxable income of any entity, amounting to T€ 3,813 and non-deductible expenses in the amount of T€ 1,014. In 2007 the other permanent differences relate to tax free income in the amount of T€ 4,226 offset by non-deductible expenses in the amount of T€ 169.

Deferred income tax assets and liabilities calculated with the enacted tax rate of 32.28% as of December 31, 2008 and 2007 relate to the following:

	December 31,
	2008	2007
	T€	T€
Deferred tax assets
—Loss carry forward	73,026	68,824
—Interest carry forward	1,437	—
—Intangible assets	6,641	—
—Non-current financial assets	739	—
—Other	742	160

Total	82,585	68,984
Non-recognition of deferred tax assets	(64,884)	(54,100)

Total deferred tax assets	17,701	14,884

Deferred tax liabilities
—Property, plant and equipment	2,461	3,498
—Intangible assets	14,737	11,485
—Non-current financial assets	703	—
—Undistributed subsidiaries earnings	133	469
—Other	1,130	1,029

Total deferred tax liabilities	19,164	16,481

Deferred tax liabilities, net	1,463	1,597

Net deferred tax liabilities are recognized in the balance sheets as of December 31, 2008 and 2007, in the amount of T€ 1,463 and T€ 1,597, respectively.

For the years ended December 31, 2008, 2007 and 2006, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward of T€ 11,813, T€ 3,436 and T€ 8,398, respectively. The valuation allowances in 2008 decreased in the amount of T€ 18,171 due to the expiration of tax loss carry forwards in Germany based on ownership changes. Due to the acquisition of Renovis, valuation allowances in the amount of T€ 10,747 on deferred tax assets in the amount of T€ 16,427 for tax loss carry forwards and deferred tax liabilities in the amount of T€ 5,680 which had a compensating effect were acquired. The Company’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realized in future years. Evotec has not generated taxable income in Germany since the start of operations until 2007 and does not expect to in the foreseeable future. The taxable income in 2008 in Germany resulted from extraordinary corporate transactions. The rationale behind the valuation allowances is based on the potentially unlikely prospect of generating taxable income and, to a significant extent, the questionable nature, availability and benefit of the tax losses carried forward generated in Germany prior to material equity transactions in the past. Tax losses carried forward for Germany of T€ 153,175, France of T€ 39,511 and the UK of T€ 2,464 do not expire. Tax losses carried forward for US of T€ 34,200 expire from 2020 onwards. The German tax losses carried forward can only be offset against an amount of 60% of future taxable income after exceeding a fully deductible amount of T€ 1,000 per year.

The tax rate change in UK has led to a deferred tax income in the amount of T€ 114 in 2007. Due to the whole valuation allowance on the deferred taxes in Germany the tax rate change in Germany did not lead to an effect on the deferred taxes in 2007.

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

Under the terms of the plan, each option entitles the holder to purchase one share of the Company’s stock within ten years of the grant date at a set strike price. For all options granted in 1999, the strike price was the price of the initial public offering of € 13.00 (€ 6.50 after stock split). Options granted in 2000 and 2001 can be exercised at a strike price equal to the closing price of the shares or at a strike price equal to the closing price of the shares plus 5% on the trading day before the option was granted. Options have a graded vesting: a maximum of one-third of which can be exercised at the earliest after two years, a maximum of further two-thirds after three years and all remaining awarded options after four years. Options can only be exercised within certain specified two weeks periods starting on the third day after one of the following events: (i) release of the quarterly results, (ii) annual press conference on the financial statements, or (iii) annual shareholders’ meeting of the Company. The options can only be exercised if the stock price exceeds the strike price by at least 5%.

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

The shareholders’ meetings on June 7, 2005, May 30, 2007 and August 28, 2008 established new stock option plans (“Option Plan 2005, 2007 and 2008”) and authorized the granting of stock options for up to 1,741,481, 2,140,000 and 3,400,000 shares in 2005, 2007 and 2008, respectively. The plans are subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. Within one calendar year, no more than 40% of options from the Option Plan 2005 and 2007 and not more than 50% of options from the Option Plan 2008 shall be granted.

Each option entitles the holder to purchase one share of the Company’s stock at a strike price equal to the price of one share at the time of the grant of the option. Options can be exercised after a vesting period of three years after the date of their grant but no later than six years after the respective grant. The Option Plan 2005, 2007 and 2008 stipulates an exercise hurdle of a 33% price increase against the share price at the time of granting. The option holder may exercise his options only if this hurdle is achieved on the day three years after the respective date of granting. In case the hurdle is not achieved, the same increase after four or five years, respectively, would make the options exercisable.

Options under the Option Plan 2005, 2007 and 2008 can only be exercised within the specific two weeks periods relevant also to the other option programs.

Through the acquisition of ENS Holdings, Inc. in 2005, the Company acquired a stock option plan under which shares in the amount of 323,749 were granted on the date of consolidation May 26, 2005. Under the terms of the plan, each share which has to be treated as an option entitles the holder to receive one share of the Evotec AG’s stock until April or November 2014 at a set strike price of zero. The corresponding new shares are being held in escrow and are released by an individually set amount every quarter as well as on achievement of individual milestones.

Through the acquisition of Renovis, Inc. in 2008, the Company assumed the former equity instruments issued under the original Renovis stock option plan (Renovis Plan) which included options in the amount of 508,038 and restricted stock units (RSUs) in the amount of 913,106. As part of the acquisition accounting these equity instruments were remeasured on the date of acquisition, May 2, 2008. The original terms of the equity instruments did not change upon assumption by the Company and under the terms of the Renovis Plan each option entitles the holder to purchase two shares of the Company’s stock at a strike price equal to the share price of one share of Renovis at the time of the grant of the option. The options generally vest at the rate of 1/48 per month. Additionally, under the Renovis Plan, each RSU entitles the holder to receive one share of the Company’s stock at no cost. The RSUs vest monthly from one year to three years. The corresponding new shares are being held in trust and are released according to the relevant agreements.

In 2008, stock options in the amount of 957,820 held by employees of the Company continue to be valid after termination of the relating employment. Stock options in the amount of 541,307 held by employees of Evotec Technologies continue to be valid after Evotec sold this company to PerkinElmer effective January 1, 2007. Through the disposal of the Chemical Development Business to Aptuit effective November 30, 2007 an amount of 325,716 stock options continue to be valid. Those transactions were recognized as accelerated vesting.

A summary of the status of the plans as of December 31, 2008 and 2007, and the changes during the years then ended is presented as follows:

	December 31,
	2008	2008	2007	2007
	Options	Weighted average exercise price	Options	Weighted average exercise price
		€ per share		€ per share
Outstanding at beginning of the year	4,033,047	5.63	3,742,674	6.02
Options granted	600,000	0.97	595,000	3.38
Options exercised	—	—	(63,616)	2.32
Options forfeited	(84,400)	11.19	(27,365)	12.61
Options waived (re-issueable)	(564,078)	4.63	(213,646)	6.24

Outstanding at end of the year	3,984,569	4.96	4,033,047	5.63

Thereof exercisable	2,240,151	6.88	1,959,450	8.27

A summary of the stock options outstanding as of December 31, 2008 is as follows:

Range of exercise prices	Outstanding	Exercisable	Weighted average remaining contractual life	Weighted average exercise price
€ per share				€ per share
0.97	600,000	—	5.80 years	0.97
1.66 – 3.66	2,324,934	1,180,516	4.42 years	2.96
5.97 – 6.80	727,775	727,775	3.05 years	6.52
10.15 – 12.48	43,700	43,700	2.93 years	12.48
24.30	288,160	288,160	1.90 years	24.30

The presentation of unearned compensation, a component of stockholders’ equity, was changed by netting it with additional paid-in capital. Unearned compensation amounted to T€ 953 as of December 31, 2007. The Company recognized compensation expense in 2008, 2007 and 2006 for all options totaling T€ 1,683, T€ 1,024 and T€ 1,127, respectively, which was reflected as operating costs and expenses in the consolidated statements of operations.

The fair value of each option grant was estimated on the date of grant for the fiscal years ended December 31, 2008, 2007, 2006, and 2005 using a binomial model with the following assumptions:

	January 6, 2004	November 18, 2004	March 4, 2005	March 7, 2005
Risk-free interest rate in %	3.81	3.30	3.32	3.32
Volatility in %	67.1	55.6	58.4	58.4
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	5.97	2.52 – 2.65	0.00	3.61
Fair value per option	2.89 – 3.35	1.12 – 1.32	2.87 – 2.90	1.59 – 1.82

	July 11, 2005	August 30, 2005	December 16, 2005	June 7, 2006
Risk-free interest rate in %	2.85	2.79	3.14	3.95
Volatility in %	56.4	49.1	34.8	45.1
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	2.82	2.71 – 2.80	2.59 – 2.73	3.19
Fair value per option	1.30 – 1.48	1.09 – 1.23	0.84 – 0.98	1.22

	November 6, 2006	May 29, 2007	December 17, 2007	October 17, 2008
Risk-free interest rate in %	3.68	4.39	4.19	3.44
Volatility in %	50.5	42.4	42.7	55.0
Fluctuation in %	10.0	5.0	15.0	0.0
.Price range in Euro	3.49 – 3.66	3.50 – 3.68	2.64	0.97
Fair value per option	1.47 – 1.73	1.35 – 1.55	0.91	0.47

The expected dividend yield is zero, the expected remaining life is 6 years in all models.

(20) Stockholders’ equity

On December 31, 2008, there are 108,838,715 shares issued and outstanding with a nominal amount of Euro 1 per share including equity instruments acquired in the business combination with Renovis held in trust. Furthermore, authorized but unissued shares consist of a conditional capital (bedingtes Kapital) of 10,599,380 shares available with respect to the stock option plan and an authorized capital (genehmigtes Kapital), of 21,733,878 shares. A capital increase out of the conditional capital in the amount of 169,319 shares in connection with the share options has not yet been registered in the trade register. As of December 31, 2008 and 2007, the Company held 0 and 24,692 treasury shares, respectively, for the remuneration of the Supervisory Board.

At the annual shareholders’ meeting on June 8, 2006, the Management Board of the Company was authorized to issue up to 33,986,558 shares for cash or contributions in kind.

Effective May 8, 2007, the Company increased its stockholders’ equity by issuing 5,726,012 new shares against contributions in kind out of the authorized capital (genehmigtes Kapital) to be used as consideration for the acquisition of Neuro3d S.A. The price per share amounted to € 3.69.

At the annual shareholders’ meeting on May 29, 2007, the Management Board of the Company was authorized to issue up to 36,849,564 shares for cash or contributions in kind.

Effective May 2, 2008, the Company increased its stockholders’ equity by issuing 34,970,268 new shares against contributions in kind out of the authorized capital (genehmigtes Kapital) to be used as consideration for the acquisition of Renovis, Inc. The price per share amounted to € 1.68.

At the annual shareholders’ meeting on August 28, 2008, the Management Board of the Company was authorized to issue up to 21,733,878 shares for cash or contributions in kind. Under German law, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the shareholder vote, in the form of approved capital (genehmigtes Kapital). The authorization expires on August 27, 2013.

(21) Other income from financial assets

Due to the sale of Direvo Biotech to Bayer HealthCare in September 2008 the Direvo convertible bonds, which the Company received as part of the consideration of the sale of the equity holding in Direvo in May 2007, were sold resulting in an income from financial assets amounting to T€ 4,607. Additionally, income from the valuation of the put option related to auction rate securities in the amount of T€ 1,810 and profit on the sale of investments in the amount of T€ 822 were recorded in 2008. In 2007 profit on the sale of investments amounted to T€ 511. In 2006 T€ 5 resulted from the winding up of an investment.

(22) Foreign currency exchange loss

In accordance with IAS 21 the Company recognized a foreign exchange loss of T€ 11,814 as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in 2008. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a component of equity, being reclassified into the Company’s statement of operations in 2008. In addition foreign exchange gains and losses were incurred in 2008 through the course of standard business operations as well as in respect of forward currency contracts put in place to manage the risk associated with the foreign currency revenues to which the business is exposed. During the financial years of 2006 and 2007 Evotec incurred foreign exchange gains and losses through the course of standard business operations. In addition to these, gains and losses were also incurred in respect of forward currency contracts.

(23) Segment information

Evotec decided to early adopt IFRS 8 “Operating Segments” as of January 1, 2008. IFRS 8 was issued in November 2006 and replaces IAS 14 “Segment Reporting”. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. Following the disposition of the Chemical Development Business, the internal organization as well as the management reporting does not identify several segments from January 1, 2008 onwards. The allocation of resources and the internal evaluation of Evotec’s performance by the management are for the entire Evotec group. Following the adoption of IFRS 8 and the disposition of the Chemical Development Business, Evotec does not report segment information.

(24) Financial instruments

The fair value of cash and cash equivalents, investments, trade accounts receivable and trade accounts payable approximate their carrying values in the consolidated financial statements due to their short-term nature. Financial assets are accounted for at the settlement date. The credit risk in connection with failures by counterparties to discharge their obligations is assessed by the Company to be immaterial. The fair value of debt varies from the carrying amount, if there is a difference between the underlying interest rate to the market interest rate. The fair value is then determined using an appropriate market interest rate. The Company is exposed to interest rate risk through variable interest-bearing loans and finance lease liabilities. These interest rate risks are deemed not to be significant.

The Company periodically enters into derivative transactions including foreign currency forward contracts. The objective of these transactions is to reduce the risk of exchange rate fluctuations of the Company’s foreign currency denominated cash flows. Evotec does not enter into derivative transactions for trading or speculative purposes. As of December 31, 2008, the Company held U.S. Dollar forward contracts with Euro equivalent notional amounts of T€ 4,257 and a fair value of T€ 618 (2007: T€ 0 and T€ 0, respectively). Foreign currency contracts are carried at fair value which is determined using quoted market prices or discounted cash flows. The maturity for all foreign currency contracts held by the Company is short term. The fair value of the foreign currency contracts is included in current liabilities on December 31, 2008. Gains and losses from the fair value accounting related to foreign currency derivatives are included in other non-operating income and expense and amounted to T€ 758, T€ 0 and T€ 45 for the years ended December 31, 2008, 2007 and 2006, respectively.

The maximum exposure to credit risk for trade receivables including related parties at the year end by geographic region was:

	December 31,
	2008	2007
	T€	T€
Germany	250	113
United Kingdom	199	775
Rest of Europe	496	1,098
United States	1,572	2,843
Rest of the world	14	308

	2,531	5,137

	Average rate		Reporting date rate
	2008	2007	2008	2007
USD	0.68341	0.73082	0.7095	0.67942
GBP	1.25968	1.46206	1.0272	1.35707
CHF	0.63064	0.60883	0.672	0.60324

Currency risks

The Company is in connection with all financial instruments recorded at December 31, 2008 significantly exposed to currency risks associated with the US Dollar and UK Sterling due to financial instruments held in currencies which are not the functional currency of Evotec. The subsidiaries of Evotec AG situated in UK and in US, are additionally exposed to the currency risks associated with the Euro in relation to their functional currency. If the Euro had gained (lost) 10 percent against the US Dollar at December 31, 2008 the effect on net loss would have been T€ 49 higher (lower) (December 31, 2007: T€ 776 higher (lower); December 31, 2006: T€ 288 higher (lower)). Shareholders’ equity is impacted in the same amount. If the Euro had gained (lost) 10 percent against the UK Sterling at December 31, 2008 the effect on net loss would have been T€ 552 higher (lower) (December 31, 2007: T€ 920 higher (lower); December 31, 2006: T€ 1,495 higher (lower)). Shareholders’ equity is impacted in the same amount.

Interest rate risks

The Company is exposed to interest rate risks in Germany, France, UK and US due to current investments as well as loans and finance leases. Financial instruments with fixed interest rates are not subject to interest rate risks and therefore are not included in the sensitivity analysis. Financial instruments with variable interest rates as of December 31, 2008 are included in the sensitivity analysis for the period of their existence. If the interest rate had been 100 basis points higher (lower) at December 31, 2008 the effect on net loss would have been T€ 358 higher (lower) (December 31, 2007: T€ 492 higher (lower); December 31, 2006: T€ 107 higher (lower)). Shareholders’ equity is impacted in the same amount.

The fair values of the long-term loans and finance leases as of December 31, 2008 would have been T€ 131 lower (higher) (December 31, 2007: T€ 241 lower (higher)) if the relating interest rate used for determining fair values had been 100 basis points higher (lower) at December 31, 2008.

Other price risks

The Company is not exposed to any price risks associated to their financial instruments.

(25) Risks

Liquidity risks

Based upon the Company’s current financial plan it expects that its current cash and cash equivalents, short term and long term investments, together with its operating revenues will be sufficient to fund its planned activities at least until the end of 2010. The Company’s future cash requirements will depend on various factors, including its success in developing Evotec’s pipeline projects, its ability to partner the Company’s projects with collaborators, increasing sales of both existing and new services, expenses associated with sales growth as well as competition and the general economic situation. Expenditures on internal development programs or potential acquisitions of technologies or intellectual property rights are likely to reduce the Company’s short to mid-term profitability and cash reserves. The Company intends to reduce part of this financial exposure by entering into early stage collaboration agreements, to the degree possible and advisable while trying to maximize returns. Additionally, in the past, the Company has raised cash through capital increases. The Company does not intend to engage in projects or project phases unless appropriate funding is allocated or secured.

The Company conducts clinical trials which have a risk of failure. A clinical trial failure may have a negative impact on the Company’s financial position, results of operations and cash flows.

The Company has important collaborations with pharmaceutical and biotechnology companies. Any termination of such collaborations or failure to achieve contracted milestones would likely have an adverse impact on the Company’s financial position, results of operations and cash flows.

With a high proportion of sales denominated in U.S. Dollar, currency exposure creates a risk to the Company’s profitability, in particular relative to the UK Sterling with the respect to the subsidiaries in the United Kingdom. A weakening of the U.S. Dollar when accompanied by a relative strengthening of the UK Sterling against the Euro will reduce revenues and profitability and constitutes a significant risk to the Company’s financial situation. The Company has entered into certain hedging activities to help mitigate the impact of the currency fluctuations on its results of operations before taxation.

Capital management

Evotec actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximize returns. Evotec’s cash and short-term investments are located at several different banks and financial investments are made in liquid, highly diversified investment instruments in low risk categories (products or financial institutions rated A or better (Standard & Poor’s ratings or equivalent)).

The following table shows the total assets, equity as well as equity ratio and net financial assets:

	December 31,
	2008	2007
	T€	T€
Total assets	182,900	207,878
Equity	149,859	170,553
Equity ratio (in %)	81.9%	82.0%
Net financial assets	43,736	26,330

To manage short-term and medium-term liquidity, the Company makes use of long-term bank loans and asset financing, the latter primarily for equipment used to maintain and further develop its discovery platform. The minimum level of cash on deposit for this purpose is T€ 9,875. The sum of these debt instruments—including both long-term and current portions—at the end of 2008 was T€ 11,328 (2007: T€ 11,661).

Evotec remains well financed with an equity ratio of 81.9% and currently has no plans or necessity to raise capital in the near to mid-term. However, the option to increase capital may always be considered if new opportunities arise in terms of M&A and in-licensing which requires additional financing.

No capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of miscellaneous stock option plans. Please refer with regard to the authorized capital and the conditional capital to Note 20.

Credit risks

The Company has exposure to credit risks primarily with respect to its trade accounts receivables and its short-term and long-term investment which primarily invest in debt instruments. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. The Company’s accounts receivables are generally unsecured and are not backed by collateral from its customers. At December 31, 2008, one customer accounted for 44% of trade accounts receivables. In the prior year, one customer accounted for more than 20% of all trade accounts receivables. Concentrations of credit risk with respect to trade accounts receivables are limited by a number of geographically diverse customers and the Company’s monitoring procedures.

The Company has further expanded its customer base. However, the two largest customers of Evotec combined represent more than 53% of the group revenues in continuing operations in 2008 and more than 35% and 25% in 2007 and 2006, respectively, in continuing operations. A termination of these business relations could have adverse impacts on the Company’s financial results.

At December 31, 2008, the Company had a guarantee outstanding of T€ 190 related to securing certain payment obligations. At December 31, 2007 no guarantees were outstanding.

Market risks

The global economic downturn and the changing regulatory environment are the dominant factors influencing the Company’s macro environment. 2008 has been widely considered as one of the largest economic downturns in the global economy. While Evotec does not intend to raise capital via the equity market in the near term it is uncertain as to when the financing cycle might improve.

The regulatory environment has become more challenging over the past several years. At the FDA managers were given the discretion to miss or delay some approval dates if needed. Additionally, it appears that the FDA is concluding that the risk of approval is only justified if a drug meets an unmet need or if it provides a well-defined benefit over existing therapies. For biotech companies, including Evotec, this means that they need to demonstrate that there is clear reason for compounds to exist and that companies cannot leave comparative efficacy and reimbursement considerations to a future pharmaceutical partner.

The market environment is marked by pricing pressures, originating from funding restrictions of some biotechnology customers and from evolving and strengthening competition in individual drug discovery disciplines in low cost countries. Therefore, firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high value results-based contracts are mandatory. In addition, Evotec continues to explore ways to capture some of the cost advantages in countries like India, as exemplified in the set-up of a Joint Venture with RSIL to improve the cost basis of the chemical library business.

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, as well as the regulatory and reimbursement environment, in general or for individual treatments, might change while engaging in individual projects. The timing and commercial values of or financial proceeds from partnering individual projects could therefore deviate significantly from earlier projections.

(26) Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	December 31, 2008		December 31, 2007
	Carrying amount	Fair value	Carrying amount	Fair value
	In T€
Cash and cash equivalents	55,064	55,064	37,991	37,991

Available-for-sale-financial assets
Investments	29,034	29,034	55,685	55,685
Long-term investments	10	10	10	10

Total available-for-sale-financial assets	29,044	29,044	55,695	55,695

Loans and receivables
Trade accounts receivables	2,531	2,531	4,908	4,908
Accounts receivables due from related parties	—	—	229	229
Current tax receivables	1,373	1,373	4,030	4,030
Other current financial assets	951	951	2,451	2,451
Other non-current financial assets	10,472	10,472	419	419

Total loans and receivables	15,327	15,327	12,037	12,037

Secured and unsecured loans
Current maturities of long-term loans	(2,579)	(2,579)	(1,297)	(1,297)
Long-term loans	(8,047)	(8,047)	(9,125)	(9,125)

Total secured and unsecured loans	(10,626)	(10,626)	(10,422)	(10,422)

Finance lease liabilities
Current portion of finance lease obligation	(356)	(356)	(539)	(539)
Long-term finance lease obligation	(346)	(346)	(700)	(700)

Total finance lease liabilities	(702)	(702)	(1,239)	(1,239)

Trade and other payables
Trade account payables	(6,371)	(6,371)	(14,655)	(14,655)
Accounts payable to related parties	(820)	(820)	(438)	(438)
Current income tax payables	(1,719)	(1,719)	(344)	(344)
Other current financial liabilities	(609)	(609)	(630)	(630)

Total trade and other payables	(9,519)	(9,519)	(16,067)	(16,067)

	78,588	78,588	77,995	77,995

Unrecognized gain		0		0

(27) Pension plan

The Company operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Company to the fund (and to employees’ own pension schemes) and amounted to T€ 645 (2007: T€ 803; 2006: T€ 659). Contributions amounting to T€ 67 (2007: T€ 92) were payable to the fund at the year end and are included in provisions. The Company’s contribution rate is determined by the employees’ contributions and their age. There were no changes in the basis for such contributions during the year. The statutory retirement insurances are defined as contribution plan under IAS 19, but are not included in the amounts stated above.

The Company operates a defined benefit pension plan for one former member of the Management Board of Evotec AG. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. An actuarial report was prepared in 2008 for this purpose. The calculations are based on assumed pension increases of 2.0% and a discount rate of 5.7% in 2008 and 5.5% in 2007. The discount rate reflects market conditions. Actuarial gains and losses are recorded using the 10% corridor method. The provision amounted to T€ 104 and T€ 107 as of December 31, 2008 and 2007, respectively.

Total income for the period for the defined benefit plan amounted to T€ 3 (2007: expense of T€ 5) and consist of the following:

	Year ended December 31,	Year ended December 31,
	2008	2007
	T€	T€
Pension liability beginning of the year	107	102
Interest cost	5	5
Amortization of actuarial losses	(8)	—
Pension payments	—	—

Pension liability year end	104	107

(28) Commitments and contingencies

(a) Operating lease obligations

The Company leases office and laboratory space and other equipment under operating leases in accordance with IAS 17. The longest of these obligations extends through 2023. Certain leases contain rent increases, rent holidays and renewal options. The total rents due under these leases are recognized on a straight-line basis over the lease term. The future minimum lease payments under non-cancellable operating leases are approximately as follows:

T€
2009	4,019
2010	2,738
2011	2,704
2012	2,632
2013	2,632
Thereafter	12,000

Total	26,725

The majority of operating leases is related to rent expenses for facilities. The rent expense for such leases amounted to T€ 3,993, T€ 2,991 and T€ 2,839 for the years ended December 31, 2008, 2007 and 2006, respectively.

(b) Other commitments and contingencies

The Company has entered into consultancy contracts. During 2008, 2007 and 2006, expenses under consultancy contracts totaled T€ 243, T€ 344 and T€ 225, respectively. The future minimum payments associated with long-term consultant and other miscellaneous long-term commitments total approximately T€ 180 and T€ 460 at December 31, 2008 and 2007, respectively.

As discussed in Note 4, the Company has certain commitments resulting from the amendments to its agreements with its technology funding partners.

The Company has given a guarantee for all the terms and conditions of a specific customer contract which was waived during 2007. No current liabilities from this guarantee exist as of December 31, 2007.

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

The Company is not aware of any material litigation as of December 31, 2008.

(29) Related party transactions

According to IAS 24 the Company discloses related party transactions where Supervisory Board members and Management Team members of the Company have significant influence on companies Evotec works with in the ordinary course of business (the figures reflect the total group):

Peer Schatz is Chief Executive Officer of Qiagen N.V. From affiliates controlled by Qiagen N.V. the Company bought products in the amount of T€ 40, T€ 64 and T€ 16 in 2008, 2007 and 2006, respectively. The amount of payables to those affiliates on December 31, 2008 and 2007 including VAT amounts to T€ 1 and T€ 3, respectively.

Dr. Peter Fellner is Executive Chairman of Vernalis plc, Winnersh, UK, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues in 2008 amounted to T€ 0 and T€ 921 in 2007, respectively, and the accounts receivables amounted to T€ 0 and T€ 180 as of December 31, 2008 and 2007, respectively.

The spouse of Mary Tanner was Vice Chairman of Lehman Brothers, Inc (Lehman). Lehman was representing and advising the Company with respect to the acquisition of Renovis, Inc. (since 2007). The relating capitalized expenses amounted to T€ 2,316 and T€ 472 in 2008 and 2007. The amount of the related payables was T€ 819 and T€ 435 as of December 31, 2008 and 2007.

The Company entered into a consultancy agreement with Dr. Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board. The relating expenses amounted to T€ 13 in 2008.

Dr. John Kemp, who currently is a member of the Management Team of the Company had a loan granted in 2003, with an interest rate of 4.95%, which has an outstanding balance as of December 31, 2008 of T€ 0 (T€ 101 in 2007). The loan was repaid without relating interests on January 8, 2008.

The Evotec AG has recorded no revenues with related parties in 2008, 2007 and 2006. Subsidiaries of Evotec AG recorded revenues with related parties in the amount of T€ 0, T€ 921 and T€ 0 in 2008, 2007 and 2006, respectively.

Administrative services provided by the Company to Management Board or Supervisory Board members for their private purposes, if any, are reimbursed to the Company at cost.

Accounts receivable due from related parties

	Year ended December 31, 2008	Year ended December 31, 2007
	T€	T€
Vernalis plc	—	180

	—	180

Accounts payable to related parties

	Year ended December 31, 2008	Year ended December 31, 2007
	T€	T€
Qiagen N.V.	1	3
Lehman Brothers, Inc.	819	435

	820	438

(30) Subsequent events

On March 6, 2009 Evotec announced the appointment of Dr. Werner Lanthaler as Chief Executive Officer of the Company, effective immediately.

On March 9, 2009 Evotec announced that it entered into an agreement with F. Hoffmann-La Roche Ltd, Basel, CH, and Hoffman-La Roche Inc., Nutley, NJ, US for Phase II clinical development of EVT 101 in patients with treatment-resistant depression. Evotec will be responsible for conducting Phase II studies for EVT 101, a compound originally discovered by Roche and developed from discovery stages through clinical studies by Evotec.

On March 27, 2009 Evotec implemented a restructuring plan which resulted in it reducing its workforce by a total of approximately 50 positions across all subsidiaries in the US, UK and Germany. Additionally on May 5, 2009 Evotec announced that it was implementing a re-engineering of its drug discovery and development operations. As a consequence of this reorganization an additional 45 positions will be eliminated bringing Evotec’s workforce to a total of below 350, and the US operations of its subsidiary, Renovis, Inc. in South San Francisco, California will be wound down.

On April 14, 2009 Evotec announced the results of a Phase II proof-of-concept study investigating the potential of EVT 302, a reversible and highly selective inhibitor of monoamine oxidase B (MAO-B), as an aid to smoking cessation. EVT 302 failed to demonstrate any significant improvement in the quit rate compared with placebo. The combination of EVT 302 with a nicotine replacement patch also failed to demonstrate any significant benefit over nicotine replacement therapy (NRT) alone. The Company is currently re-assessing the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.

During the first quarter of 2009 our collaborative partner on the VR 1 program, Pfizer, stopped development of the clinical candidate that they had initiated Phase I testing on in 2008. However, the collaboration between Pfizer and Evotec continues. As a result of this development we performed an impairment analysis related to the VR1 intangible assets and have recorded an impairment charge in the first quarter of 2009 in the amount of approximately €6.6 million reflecting a change in the expected timing of potential cash flows used in our discounted cash flow model. The remaining carrying amount related to the VR1 intangible assets following the impairment charge is €3.5 million.

On May 7, 2009 Evotec announced that it acquired the zebrafish screening operations of Summit Corporation plc, including operations in Abingdon, UK, and Singapore, for £0.5 million in cash. This capability provides whole organism data about the safety and toxicity of drug-like molecules at an early stage of lead optimization.

Schedule II Valuation and qualifying accounts

Total group
Bad debt allowance
T€
January 1, 2006	322
Additions	65
Write offs	(7)
Releases	(257)

December 31, 2006	123
Additons	55
Write offs	(0)
Reclassification of assets held for sale	(123)

December 31, 2007	55
Additions	0
Releases	(55)

December 31, 2008	0

Item 19.    Exhibits

Exhibit List

Exhibit No.	Description
**1.1	Articles of Association of Evotec AG as amended and restated as of August 28, 2008 (English translation).

*1.2	Rules of Procedure for the Management Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*1.3	Rules of Procedure for the Supervisory Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.1	Agreement and Plan of Merger with Amendment (incorporated by reference to Annex 1 to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.2	Specimen certificate representing ordinary shares of Evotec AG (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.3	Form of Deposit Agreement among Evotec AG, JPMorgan Chase Bank, N.A. and holders and beneficial owners of American Depositary Shares incorporated by reference to the Registration Statement No. 333-148604 on Form F-6, filed by JPMorgan Chase Bank, N.A. January 11, 2008).

*2.4	Form of American Depositary Receipt (included in Exhibit 2.3).

*4.1	Forms of Voting Agreements (attached as Annex 2 to the to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.2†	License Agreement, dated December 19, 2003, between Hoffmann-La Roche Ltd. and Evotec Neurosciences GmbH: NMDA EVT 100 series with Amendment (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.3†	License Agreement, dated March 15, 2005, between Hoffman-La Roche and Evotec Neurosciences GmbH: GABA A: EVT 201 License Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.4†	License Agreement, dated January 6, 2006 between Hoffman-La Roche and Neurosciences GmbH: MAO-B Inhibitor: EVT 302 License Agreement with Amendment (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.5†	Collaboration Agreement, dated August 23, 2004 by and among Boehringer Ingelheim International GmBH, Evotec OAI AG and Evotec Neurosciences GmbH and Amendment (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.6†	Collaborative Discovery and Development Agreement, dated June 20, 2006, in and among Hoffman-La Roche and Evotec NeuroSciences GmbH (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

Exhibit No.	Description
*4.7	Sale and Purchase Agreement Regarding The Sale and Purchase of All Shares in Evotec Techonologies GmbH, dated November 30, 2006, between Evotec, Pfizer, Inc., and PerkinElmer Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.8	Agreement for The Sale and Purchase of Shares and Assets Relating to the Chemical and Pharmaceutical Development Business of Evotec, dated September 10, 2007, between Evotec AG and Aptuit, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.9†	Services Agreement, dated January 1, 2008, between Evotec AG and CHDI Foundation, Inc. (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

**4.10††	License Agreement, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: EVT 100 License Agreement.

**4.11††	Asset Purchase Agreement, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: EVT 100 Asset Purchase Agreement

**4.12††	First Amendment to License Agreement effective March 18, 2005, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: First Amendment to EVT 201 License Agreement

**4.13††	Research and Collaboration Agreement, dated October 30, 2008, between Novartis International Pharmaceutical Ltd. and Evotec (UK) Ltd.

*4.14	Renovis, Inc. Amended and Restated 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Renovis, Inc.’s Registration Statement on Form S-1 filed on October 17, 2003 (SEC File No. 333-109806)).

*4.15	Renovis, Inc. Amended and Restated 2003 Stock Plan (incorporated by reference to Exhibit 10.3 to Renovis, Inc.’s Registration Statement on Form S-8 filed on January 22, 2007 (File No. 333-140136)).

*4.16	Renovis, Inc. Amended and Restated 2005 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.31 to Renovis, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 15, 2007 (File No. 000-50564)).

*4.17	Renovis, Inc. 2007 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.2 to Renovis, Inc.’s Current Report on Form 8-K filed on January 4, 2007 (File No. 000-50564)).

**8.1	List of Significant Subsidiaries and Associated Companies of Evotec AG.

**12.1	Certifications under Section 302;Werner Lanthaler, Member of the Management Board and Chief Executive Officer

**12.2	Certifications under Section 302; Dr Klaus Maleck, Member of the Management Board and Chief Financial Officer.

**13.1	Certifications under Section 906;Werner Lanthaler, Member of the Management Board and Chief Executive Officer and Dr Klaus Maleck, Member of the Management Board and Chief Financial Officer.

**15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

†	The Securities and Exchange Commission has previously granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
††	Confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Filed Previously.
**	Filed Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVOTEC AKTIENGESELLSCHAFT

Dated: June 4, 2009	By:	/S/ WERNER LANTHALER
Werner Lanthaler Chief Executive Officer