Form 20-F/A
period 2008-12-31
Evotec AG
filed 2009-07-10
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed by Evotec Aktiengesellschaft (the “Company”) on June 5, 2009 (the “Form 20-F”) in order to refile Exhibit 4.11, as described in Item 19 below. Exhibit 4.11 is being refiled to reflect certain provisions for which confidential treatment is no longer requested in response to a comment received from the Staff of the Securities and Exchange Commission following its review of the Company’s application for confidential treatment for certain portions thereof. Exhibit 4.11 to this Amendment No. 1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F. Certain other portions of this new version of Exhibit 4.11 will continue to be redacted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

This Amendment No. 1 to Form 20-F speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Item 19.	Exhibits

Exhibit List

Exhibit No.	Description
*1.1	Articles of Association of Evotec AG as amended and restated as of August 28, 2008 (English translation) (previously filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

*1.2	Rules of Procedure for the Management Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*1.3	Rules of Procedure for the Supervisory Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.1	Agreement and Plan of Merger with Amendment (incorporated by reference to Annex 1 to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.2	Specimen certificate representing ordinary shares of Evotec AG (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.3	Form of Deposit Agreement among Evotec AG, JPMorgan Chase Bank, N.A. and holders and beneficial owners of American Depositary Shares incorporated by reference to the Registration Statement No. 333-148604 on Form F-6, filed by JPMorgan Chase Bank, N.A. January 11, 2008).

*2.4	Form of American Depositary Receipt (included in Exhibit 2.3).

*4.1	Forms of Voting Agreements (attached as Annex 2 to the to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.2†	License Agreement, dated December 19, 2003, between Hoffmann-La Roche Ltd. and Evotec Neurosciences GmbH: NMDA EVT 100 series with Amendment (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.3†	License Agreement, dated March 15, 2005, between Hoffman-La Roche and Evotec Neurosciences GmbH: GABA A: EVT 201 License Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.4†	License Agreement, dated January 6, 2006 between Hoffman-La Roche and Neurosciences GmbH: MAO-B Inhibitor: EVT 302 License Agreement with Amendment (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.5†	Collaboration Agreement, dated August 23, 2004 by and among Boehringer Ingelheim International GmBH, Evotec OAI AG and Evotec Neurosciences GmbH and Amendment (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.6†	Collaborative Discovery and Development Agreement, dated June 20, 2006, in and among Hoffman-La Roche and Evotec NeuroSciences GmbH (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.7	Sale and Purchase Agreement Regarding The Sale and Purchase of All Shares in Evotec Techonologies GmbH, dated November 30, 2006, between Evotec, Pfizer, Inc., and PerkinElmer Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.8	Agreement for The Sale and Purchase of Shares and Assets Relating to the Chemical and Pharmaceutical Development Business of Evotec, dated September 10, 2007, between Evotec AG and Aptuit, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.9†	Services Agreement, dated January 1, 2008, between Evotec AG and CHDI Foundation, Inc. (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.10††	License Agreement, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: EVT 100 License Agreement (previously filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

**4.11††	Asset Purchase Agreement, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: EVT 100 Asset Purchase Agreement.

*4.12††	First Amendment to License Agreement effective March 18, 2005, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: First Amendment to EVT 201 License Agreement (previously filed as Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

*4.13††	Research and Collaboration Agreement, dated October 30, 2008, between Novartis International Pharmaceutical Ltd. and Evotec (UK) Ltd. (previously filed as Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

*4.14	Renovis, Inc. Amended and Restated 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Renovis, Inc.’s Registration Statement on Form S-1 filed on October 17, 2003 (SEC File No. 333-109806)).

*4.15	Renovis, Inc. Amended and Restated 2003 Stock Plan (incorporated by reference to Exhibit 10.3 to Renovis, Inc.’s Registration Statement on Form S-8 filed on January 22, 2007 (File No. 333-140136)).

*4.16	Renovis, Inc. Amended and Restated 2005 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.31 to Renovis, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 15, 2007 (File No. 000-50564)).

*4.17	Renovis, Inc. 2007 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.2 to Renovis, Inc.’s Current Report on Form 8-K filed on January 4, 2007 (File No. 000-50564)).

*8.1	List of Significant Subsidiaries and Associated Companies of Evotec AG (previously filed as Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

**12.1	Certifications under Section 302; Werner Lanthaler, Member of the Management Board and Chief Executive Officer.

**12.2	Certifications under Section 302; Dr Klaus Maleck, Member of the Management Board and Chief Financial Officer.

*13.1	Certifications under Section 906; Werner Lanthaler, Member of the Management Board and Chief Executive Officer and Dr Klaus Maleck, Member of the Management Board and Chief Financial Officer (previously filed as Exhibit 13.1 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

*15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft (previously filed as Exhibit 15.1 to the Company’s Annual Report on Form 20-F filed on June 5, 2009 (File No. 001-34041) and incorporated herein by reference).

†	The Securities and Exchange Commission has previously granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
††	Confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Filed Previously.
**	Filed Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVOTEC AKTIENGESELLSCHAFT

Dated: July 10, 2009	By:	/S/ WERNER LANTHALER
Werner Lanthaler Chief Executive Officer