Form 20-F
period 2009-12-31
Evotec AG
filed 2010-06-07
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares*

American Depositary Shares

(Title of Class)

*	For registration purposes only, not for trading, and only in connection with the registration of the ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding ordinary shares as of December 31, 2009 was 108,838,715.

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

Large accelerated filer  ☐                    Accelerated filer  ☒                    Non-accelerated filer  ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company”, “Evotec AG” or “Evotec” are to Evotec Aktiengesellschaft and its consolidated subsidiaries.

This Annual Report on Form 20-F may contain trade names or trademarks of companies other than those belonging to Evotec.

EXCHANGE RATES

Evotec publishes its financial statements in Euro. In this Annual Report on Form 20-F, references to “Dollars” or “$” are to U.S. Dollars, and references to “EUR” or the “Euro” are to the European Monetary Union Euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in Euro.

The exchange rate used for the Euro was the noon buying rate of the Euro in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board of New York. This rate at May 28, 2010, was $1.2369 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5. “Operating and Financial Review and Prospects.”

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report on Form 20-F and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding:

•	the delivery of results to our customers, our reputation and track record;

•	our financial performance and liquidity position;

•	our relationships with licensees, partners and collaborators;

•	the progress, timing and completion of the research, development and clinical trials for our product candidates; and

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others.

Forward-looking statements also include, but are not limited to, expectations of our future revenues, future levels of research and development spending, general and administrative spending, levels of capital expenditures and operating results, sufficiency of capital resources and intention to seek revenue from product sales, and upfront fees, milestone payments and royalties resulting from the licensing of our intellectual property. Further, there can be no assurance that the necessary regulatory approvals will be obtained and that we will be able to develop commercially viable products or that any of our programs will be partnered with pharmaceutical companies or other partners. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “seeks,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “target,” “continue” or the variations on these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, based on information available at the time the statements are made, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. We do not intend to update any of the forward-looking statements after the date of this Annual Report on Form 20-F or to conform these statements to the new information, changes in assumptions or actual results.

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

In 2007, we divested certain businesses that were not critical to our strategy of focusing on higher value discovery projects. Effective January 1, 2007, we sold our 89% interest in Evotec Technologies GmbH to PerkinElmer Cellular Technologies Germany GmbH, or PerkinElmer, for €23.9 million in cash. On November 30, 2007, we completed the sale of our Chemical Development Business for €42.5 million. In the table below, the term “continuing operations” refers to our Consolidated Income Statement for the periods indicated excluding the results of “discontinued operations.”

On May 2, 2008, we completed the acquisition of Renovis, Inc., or Renovis. The operating results of Renovis for 2009 and from the period May 2, 2008 through December 31, 2008 are included in the selected income statement data below for the years ended December 31, 2009 and 2008 and the assets and liabilities of Renovis at December 31, 2009 and 2008 are included in the selected Statement of Financial Position data below as of December 31, 2009 and 2008.

On August 31, 2009, we completed the acquisition of 70% of the shares in Research Support International Private Limited, Thane, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL). The operating results of RSIPL and Evotec-RSIL from the period August 31, 2009 through December 31, 2009 are included in the selected income statement data below for the year ended December 31, 2009, and the assets and liabilities of RSIPL and Evotec-RSIL at December 31, 2009 are included in the selected Statement of Financial Position data below as of December 31, 2009.

Due to the above listed transactions, the financial data in the tables below for the years 2009 through 2005 are not fully comparable.

The table below should be read in conjunction with the Consolidated Financial Statements, Item 5. “Operating and Financial Review and Prospects” and other financial information included elsewhere in this Annual Report on Form 20-F.

Selected income statement data

	For the years ended December 31,
	2009	2008	2007	2006	2005
	(€ in thousands)
Revenue from continuing operations	42,683	39,613	32,885	40,575	41,837
Operating loss from continuing operations	(42,299)	(73,210)	(58,115)	(34,516)	(14,208)
Net loss from continuing operations	(45,497)	(78,287)	(48,053)	(29,000)	(14,255)
Income (loss) from discontinued operations	—	—	36,897	1,295	(2,474)
Net loss	(45,497)	(78,287)	(11,156)	(27,705)	(16,729)

Weighted average shares outstanding	106,845,831	95,198,525	71,828,980	66,355,593	51,987,921
Net loss per share	(0.43)	(0.82)	(0.16)	(0.42)	(0.33)
Net loss from continuing operations per share	(0.43)	(0.82)	(0.67)	(0.44)	(0.27)

Selected statement of financial position data

	As of December 31,
	2009	2008	2007	2006	2005
	(€ in thousands)
Cash and cash equivalents	32,926	55,064	37,991	58,196	37,998
Total assets	146,599	182,900	207,878	243,123	223,962
Long term debt (excluding current portion)	3,889	8,393	9,825	8,123	5,529
Stockholders’ equity	111,487	149,859	170,553	168,320	175,075

Exchange Rate Information

The table below shows the average noon buying rates for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for U.S. Dollar per Euro for our five most recent fiscal years. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average Rate
2009	1.3955
2008	1.4726
2007	1.3703
2006	1.2661
2005	1.2400

The following table shows the noon buying rates for Euros in U.S. Dollars for the last six months (through most recent practicable month).

Month ended	High	Low
April 2010	1.3666	1.3130
March 2010	1.3758	1.3344
February 2010	1.3955	1.3476
January 2010	1.4536	1.3870
December 2009	1.5100	1.4243
November 2009	1.5085	1.4658

On May 28, 2010, the noon buying rate was U.S. $1.2369 per €1.00.

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

Risks Related to Our Company

We engage in drug discovery alliances with our customers and partners that expose us to financial and legal risks.

We are focused on engaging in drug discovery alliances with our customers and partners, and we intend to employ an increasing amount of our resources on the establishment of these results-based deals, with the goal to keep a higher share of value creation. In return, there are scientific and technical delivery risks in the shorter term which can expose our financial performance and in particular the collaborations business margins to the possible failure or delay of certain milestone payments. We have established internal detailed project management and reporting. Overall, this value strategy has been validated to date with only a few customers, and the experiences might not be transferable to other customers and contracts. In addition, the market environment is marked by pricing pressures originating from funding restrictions of some biotechnology customers and from evolving and strengthening competition in individual drug discovery disciplines in low cost countries. Therefore, firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high-value results-based contracts are mandatory for us.

Even when exhibiting a steady revenue stream, fluctuating capacity utilisation and resource allocation between different parts of the business can significantly impair profitability.

Some of our service contracts contain scientific or technical delivery risks, which can be only partly mitigated with high quality project work.

We depend on the efforts of our strategic collaborative partners, particularly Boehringer Ingelheim, Roche, Ono Pharmaceutical, Novartis, Vifor, Biogen Idec, and CHDI, to generate steady revenues for our business.

We are party to contract research and proprietary collaboration projects with strategic partners that include, among others, Boehringer Ingelheim, Roche, Ono Pharmaceutical, Novartis, Vifor, Biogen Idec, and CHDI. These partnerships and collaborations involve the joint discovery and development of product candidates targeting central nervous system, or CNS-related diseases and oncology as well as partnerships granting our collaborators access to our integrated discovery offerings. In exchange for access to our integrated discovery offerings, we receive contractual service fees and ongoing research payments and, in certain circumstances, milestone and royalty payments related to research milestones achieved. The agreements provide for indefinite or medium term joint research periods which are extendable by mutual consent. Our potential rights to receive milestone and royalty payments from our respective partner may survive the joint research terms. The dates of these potential payments depend on the timing of achievement of pre-agreed research and commercialization milestones. We will only be entitled to these potential payments until the expiration of underlying valid patent claims.

We cannot control the time or resources that these strategic partners devote to these collaborations, nor can we control these strategic partners’ business decisions. In addition, our collaborators may not perform their obligations as expected. Changes in a collaborator’s business strategy or business combinations involving a collaborator may adversely affect that party’s willingness or ability to successfully meet its obligations. Disagreements between us and our collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time-consuming and expensive negotiations, litigation or arbitration. In addition, our strategic partners may benefit from customary termination rights (e.g. in a case of a breach of a material obligation by us after expiration of customary cure periods) allowing them to claim additional rights in the affected research projects. Furthermore, the right to terminate certain research projects may rest within the sole discretion of the partner, which in return may forgo certain future rights in the affected research projects. The failure of our strategic partners to successfully complete their obligations in a timely manner or the termination or breach of agreements by these parties could materially harm our business, financial condition and results of operations. Our key obligations under the collaboration with Boehringer Ingelheim are to jointly explore biological targets and to develop pharmaceutically active compounds, following the decisions and the requirements of a research steering committee established by Boehringer Ingelheim and us. Under the Roche collaboration, our obligation is to provide services for the clinical development of pharmaceutical substances in certain therapeutic areas. We perform these services in accordance with specific research plans agreed to by a joint research steering committee. In the CHDI collaboration, our obligations to provide services are specified by a joint research steering committee. These services are in the field of assay development, reagent development, compound screening, compound profiling, structural biology and chemical synthesis of compounds. Similar services are conducted under our collaborations with Ono Pharmaceutical, Novartis, Vifor and Biogen Idec. We have been and currently are in full compliance with our obligations under our collaboration agreements.

The dependence on such individual larger collaboration contracts needs to be carefully monitored. In 2009, the largest volume generated from one single customer was 21.3% of total revenues.

Despite a stronger strategic focus on drug discovery alliances we continue the development of certain of our proprietary drug candidates, and there is no assurance that we will successfully develop and commercialize these potential products.

Despite a stronger strategic focus on drug discovery alliances, we must still also be evaluated in light of the uncertainties and complexities inherent in an early-stage biopharmaceutical company. All of our product candidates are in the early-stages of development. EVT 201 has undergone two Phase II clinical trials. However, despite very promising scientific data, we have so far not been in the position to partner this product candidate. Given the scope and investment needed for a decisive Phase III clinical trial, EVT 201 will not be further developed without a partner. Regarding EVT 101 we expect to commence Phase II study in treatment-resistant depression in June 2010. EVT 302 was safe and well tolerated in Phase I trials but failed to show proof-of-concept in smoking cessation in a Phase II clinical trial completed in April 2009. Consequently we have stopped internal investments in EVT 302 but may investigate its potential in the treatment of Alzheimer’s disease if a suitable partner can be found. During the first quarter of 2009 our collaborative partner on the VR1 program, Pfizer, stopped development of the clinical candidate that they had initiated Phase I testing on in 2008. While the collaboration continues, we are uncertain if a commercial product will arise out of this collaboration. The commercialization of these products candidates will not occur, if at all, for at least the next several years. Our future success in drug discovery and development is dependent upon, among other factors, our ability to finance and develop viable product candidates, successfully complete clinical trials and obtain regulatory approval for those product candidates. Most of our early-stage drug discovery programs are focused on CNS disease targets and will require extensive additional research and development prior to the commercial introduction of any product candidates. There can be no assurance that any of our research and development and clinical trial efforts, or those of our strategic partners or licensees, will result in viable new products.

We have expended significant time, money and effort developing our most advanced product candidates to date. Before we or our potential partners can market and sell EVT 201, the EVT 100 compound family and EVT 302, or any other of our candidates, we will need to obtain the necessary approvals from the United States Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and similar regulatory agencies elsewhere. Even if their further development is successful, it will take several more years before we or our licensees can file for regulatory approval of these product candidates. Therefore, if the necessary regulatory approvals for our candidates are not received from the FDA or EMA, regulatory approval is later withdrawn or the approvals are significantly delayed, it is less likely that we will achieve profitability and our business prospects will be seriously limited. As a result, you could lose all or part of your investment.

We have historically incurred significant losses and might not achieve or maintain operating profitability.

Since our formation, we have incurred significant net losses and, as of December 31, 2009, had an accumulated deficit of €618.9 million. Our net losses from continuing operations were €48.1 million in 2007, €78.3 million in 2008, and €45.5 in 2009, with all figures determined in accordance with IFRS. Our historical losses have resulted mainly from amortization of intangible assets and goodwill from acquisitions as well as from costs incurred in our research and development programs and from our sales, general and administrative expenses. In March 2009, we initiated a restructuring process to concentrate on drug discovery alliances, focus our research and development activities on core value programs and to significantly reduce our operating costs. We also decided to engage in strategic high-value license agreements for selected drug candidates with pharmaceutical partners that might provide us with sizeable payments from such a partner, and to expand our indication focus beyond neuroscience, pain and inflammation. With this new strategic focus, we mitigated some of the risk associated with our business model with the aim to eventually become sustainable. However, whether we are able to achieve operating profitability in the future will depend upon our ability to generate revenues that exceed our expenses. Changes in market conditions, including the failure or approval of competing products, may require us to incur more expenses or change the timing of expenses such that we may incur unexpected losses. In addition, we have historically experienced considerable quarter-to-quarter variation in our results of operations and may not generate sufficient revenues in the future to achieve or maintain profitable operations. Further, we may not be able to sustain or increase profitability on a quarterly or an annual basis. Although as a result of our restructuring measures, even without a significant licensing agreement for one of our clinical or preclinical assets, we believe that existing liquidity reserves are sufficient under our risk management plan to cope with all cumulated, identified risk implications and that those reserves are a strong basis to develop the Company to sustainability, if we are unable to achieve and maintain profitability, the market value of our ordinary shares and ADSs will likely decline and you could lose all or a part of your investment.

Clinical trials have in the past and may in the future fail to demonstrate the safety and efficacy of our product candidates, including the EVT 100 series and our P2X7 Antagonist candidate EVT 401, which could prevent or significantly delay their regulatory approval and may adversely affect our business and stock price.

Any failure or substantial delay in completing clinical trials for our product candidates, including the EVT 100 series and our P2X7 Antagonist candidate EVT 401, have in the past and may in the future severely harm our business. Before obtaining regulatory approval for the sale of any of our potential products or the potential products of our current and future strategic partners and licensees, we and our strategic partners or licensees must submit these product candidates to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. The success of this preclinical and clinical testing is critical to achieving our product development goals. If our product development efforts are unsuccessful, we will not obtain regulatory approval for them, we will not generate sales from them, and our business and results of operations would be adversely affected. We suffered such a setback when EVT 302 failed to demonstrate any significant efficacy in smoking cessation in a Phase II trial in 2009.

Clinical trials are expensive, time-consuming and typically take years to complete. In connection with clinical trials, we face the risks that:

•	a product candidate may not prove to be efficacious;

•	a product candidate may cause harmful side effects;

•	patients may die or suffer other adverse medical effects for reasons that may not be related to the product candidate being tested;

•	the results may not confirm the positive results of earlier trials; and

•	the results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies.

The results in early phases of clinical testing are based upon a limited numbers of patients and a limited follow-up period and success in early phase trials may not be indicative of results in a large number of patients or long-term efficacy. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier development activities, including previous late-stage clinical trials. Failure by us to demonstrate the safety and effectiveness of our product candidates in larger patient populations as with EVT 302 for smoking cessation could prevent or significantly delay their regulatory approval and may adversely affect our business and the price of our ordinary shares and ADSs.

We depend on intellectual property licensed from third parties including Roche, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

We hold licenses granted by F. Hoffmann-La Roche Ltd., or Roche, for EVT 201, the EVT 100 compound family and EVT 302, and by other parties related to certain of our preclinical research projects. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our drug candidates. Our ownership of patents relating to some or all of our product candidates will not reduce our reliance on these and other third party patents. Our rights relating to EVT 201, the EVT 100 compound family and EVT 302 are subject to the terms of the license agreements entered into with Roche. We must therefore rely on Roche to enforce its rights and obligations and if Roche is unable to enforce such rights and obligations, our development and commercialization of EVT 201, the EVT 100 compound family and EVT 302 could be delayed or prevented.

When we license intellectual property from third parties, including Roche, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. We generally have no rights to require our licensors, including Roche, to apply for new patents, except to the extent that we actually assist in the creation or development of patentable intellectual property. With respect to intellectual property that we license, we are generally also subject to all of the same risks with respect to its protection as we are for intellectual property that we own, which are described below under “Risk Factors—Risks Related to Our Industry.” We are dependent on patents and proprietary technology, both our own and licensed from others. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of any future products, our ability to commercialize products could suffer.

We may not achieve the anticipated benefits of our acquisitions, which may adversely affect our business and the price of our ADSs and our ordinary shares.

We pursue ambitious goals regarding our growth rate through both internal organic growth development and opportunistic acquisitions of financially rewarding and suiting service capacities and capabilities. In 2009, this was exemplified in the acquisition of a 70% controlling majority stake of the Indian company Research Support International Private Limited (RSIPL). However, such merger and acquisition activities involve specific risks that need to be managed.

The acquisition of RSIPL bears the risk that the integration of RSIPL into the Evotec group may be difficult and expensive to achieve. The merger will present challenges to our management including the integration of RSIPL’s operations and personnel. In addition, the merger may present special risks including possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel. We may not be able to integrate RSIPL into our operations or successfully manage the operations acquired in the merger. So far, there is no indication that any material agreement between RSIPL and a third party, will be terminated. Nonetheless, following the merger, if our management is not able to implement a business plan that effectively integrates RSIPL’s operations, the anticipated benefits of the merger may not be realised which may adversely affect the price of our ADSs and our ordinary shares.

We have experienced such difficulties of integration in connection with our acquisition of Renovis, Inc., or Renovis in 2008. On May 5, 2009, we announced that all our proprietary programs including those which were worked on at Renovis will be managed through our European operations and the winding down of our U.S. operations at Renovis in South San Francisco, California.

In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions expose us to the addition of new operating and other risks including the risks associated with the:

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

Our failure to address the above risks successfully in connection with any acquisition may prevent us from achieving the anticipated benefits from any such acquisition in a reasonable time frame, or at all.

We have no experience selling, marketing or distributing products and no internal capability to do so.

Despite a stronger strategic focus on drug discovery alliances we are still engaged in selective proprietary discovery and development activities. If we receive regulatory approval to commence commercial sales of any of our product candidates for which we have retained marketing rights, we will have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, we have no sales or marketing personnel for any of our product candidates and as such we intend to partner and out-license our product candidates to pharmaceutical companies to undertake such activities. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

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

Many of our competitors have substantially greater capital resources, research and development staffs, facilities and experience in conducting clinical trials and obtaining regulatory approvals, as well as in manufacturing and marketing pharmaceutical products. As a result, they may achieve product commercialization or patent protection earlier than we can, if at all. Hospitals, physicians, patients or the medical community in general may not accept and use any products that we may develop.

We may elect to further expand our discovery alliance, research, clinical development, and sales and marketing capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

We have decided to increase our focus on engaging in strategic high-value license agreements for selected drug candidates with pharmaceutical partners with the potential for sizeable payments to us by such a partner, and to expand our indication focus beyond neuroscience, pain and inflammation, while we continue the development of certain of our proprietary product candidates. As a result, our operations may expand through mergers and acquisitions and in-licensing. In addition, we may elect to grow the number of our employees and the scope of our operations. To manage our potential future growth, we would need to continue to improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because we are a relatively small company, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The possible physical expansion of our operations could increase our costs significantly and may divert our management and business development resources. Our future financial performance will depend, in part, on our ability to manage potential future growth effectively.

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

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all, and which may significantly dilute existing shareholders’ ownership percentage in us.

Based on our current financial plan, we expect that our current cash and cash equivalents, short-term and long-term investments, together with our operating revenues will be sufficient to fund our planned activities beyond 2012. During the year ended December 31, 2009, we used net cash in operating activities of €21.9 million and had capital expenditures for property, plant and equipment of €2.1 million.

Our future capital requirements, however, depend on many factors, including:

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

We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise additional funding through public or private sales of our securities, or entering into credit arrangements or licensing all or a portion of our technology. Any such funding activity may significantly dilute existing shareholders’ ownership percentage or may limit our rights to our technology. We cannot be certain that any such funding will be available on acceptable terms, if at all.

We intend to seek additional funding through strategic collaborations. We face intense competition from many other companies in the pharmaceutical and biotechnology industry for corporate collaborations, as well as for establishing relationships with academic and research institutions and for obtaining licenses to proprietary technology. If we are unable to attract and retain corporate partners to develop, introduce and market our products, our business may be materially and adversely affected. Our strategy and any reliance on corporate partners are subject to additional risks. Our collaborators may not devote sufficient resources to the development, introduction and marketing of our products or may not pursue further development and commercialization of products resulting from collaborations with us. If a corporate partner elects to terminate its relationship with us, our ability to develop, introduce and market our products may be significantly impaired and we may be forced to discontinue the product altogether. We may not be able to negotiate alternative corporate partnership agreements on acceptable terms, if at all. The failure of any collaboration efforts could have a material adverse effect on our ability to develop, introduce and market our products and, consequently, could have a material adverse effect on our business, results of operations and financial condition.

Currency fluctuations may expose us to increased costs or revenue decreases.

Our business is affected by fluctuations in foreign exchange rates between the U.S. Dollar, UK Sterling and the Euro. A significant portion of our revenues are denominated in U.S. Dollars but are reported in Euro, while the majority of our expenses are denominated in Euro and UK Sterling. Therefore currency fluctuations could cause our revenues to decline or our costs to increase. Our cash and investments are denominated in Euro, U.S. Dollars and UK Sterling.

Risks Related to an Investment in Our ADSs and Ordinary Shares

The price of our ordinary shares and our ADSs has fluctuated significantly and may continue to do so.

Our ordinary shares are traded on the Frankfurt Stock Exchange. The price of our ordinary shares has fluctuated between €4.88 and €0.54 from February 1, 2005 and May 31, 2010. Our ADSs, each of which represents two of our ordinary shares, traded on the NASDAQ Global Market (“NASDAQ”) from May 6, 2008 until we voluntarily delisted trading of the ADSs on NASDAQ effective November 30, 2009, and since then have traded, and currently trade, on the over-the-counter market. The price of our ADSs has fluctuated between $7.49 to $1.18 during the period that the ADSs have traded from May 6, 2008 through May 31, 2010.

Factors that could cause volatility in the market price of our ordinary shares and ADSs include:

•	firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high-value results-based discovery alliances contracts;

•

scientific and technical delivery risks in the shorter term which can expose our financial performance and in particular the collaborations business margins through the possible failure or delay of certain milestone payments;

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates;

•	the results from our clinical trial programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMA, FDA, or international regulatory actions;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	comments by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	third-party reimbursement policies;

•	developments concerning current or future collaborations, strategic alliances or similar relationships; and

•	reviews of the long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

These and other external factors may cause the market price and demand for our ADSs or ordinary shares to fluctuate substantially, which may limit or prevent investors from readily buying and selling the securities and may otherwise negatively affect the liquidity of our ADSs or ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

The delisting of our ADSs from NASDAQ and our intended deregistration under the Exchange Act may influence the trading opportunities for your ADSs

We voluntarily delisted trading of our ADSs on the NASDAQ Global Market effective November 30, 2009. As soon as we are eligible, we intend to file a Form 15 with the U.S. Securities and Exchange Commission, or SEC, to terminate the registration of the ADSs and the underlying ordinary shares under the Securities Exchange Act of 1934, as amended, which will not occur for at least one year from the NASDAQ delisting. We will remain subject to all SEC requirements until such time as our ADSs and the underlying ordinary shares are deregistered.

Following the delisting from NASDAQ, the ADSs now trade on the U.S. over-the-counter (OTC) market in the form of a “Level 1” ADR program. The OTC market is a significantly more limited market than NASDAQ, and as a result trading volume in the ADSs may be limited and investors may not have sufficient liquidity.

The delisting from NASDAQ had no impact on the voting rights of the holder of ADSs. As an ADS holder on an applicable record date, you will have the right to vote the equivalent number of underlying shares as represented by your Evotec ADS holdings. ADS holders will still receive their proxy materials in English through their usual financial intermediary if they hold ADSs in beneficial form or through J.P.Morgan if they are registered holders.

A decline in the value of the Euro could reduce the value of your investment in our ADSs.

Fluctuations in the exchange rate between the U.S. Dollar and the Euro will affect the U.S. Dollar equivalent of the Euro price per ADS. If the value of the Euro relative to the U.S. Dollar declines, the market price of our ADSs is likely to be adversely affected. The value of the Euro relative to the U.S. Dollar has increased by 58.7% from the introduction of the Euro on January 1, 2002 through December 31, 2009, with the Euro increasing 3.0% against the U.S. Dollar during 2009 when comparing the beginning of the year exchange rates with the end of the year exchange rates. We manage this exposure through either natural hedges with same currency expenses or through active hedging techniques during service contract work. Additionally, opportunities to reduce liquidity risk by converting excess U.S. Dollar into Euro are taken when opportune.

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

Despite a stronger strategic focus on drug discovery alliances, we are still engaged in selective proprietary discovery and development activities. Although we continue to devote resources to the discovery of new therapeutic drugs and employ advanced technologies in our efforts to identify promising drug candidates to advance into preclinical studies, the risk that all or any one of our early-stage product candidates will fail is high. According to pharmaceutical industry statistics published in 2001 by the Pharmaceutical Research and Manufacturers of America, only one in 1,000 early-stage drug discovery compounds advances to clinical trials, and only one in five compounds that enters clinical trials receives FDA approval for marketing as a prescription drug. Moreover, the results from preclinical studies and early clinical trials may not accurately predict the results obtained in later stage clinical trials required for regulatory approval. We cannot assure you that our early-stage product candidates will prove in clinical testing to be effective and safe for use in humans. If our early-stage product candidates do not prove to be effective or safe in such tests, regulatory approval for such products would be delayed or may not be obtainable.

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

As of December, 31, 2009, we had more than 110 families of intellectual property rights under our full control, with each such family protecting an invention in one or more countries by one or more patent applications, patents and/or utility models. A utility model is an intellectual property right similar to that of a patent, and it is available in a number of countries through domestic legislation and typically has a shorter term and less stringent patentability requirements than a patent. In particular, few patent applications have been filed that relate to three compound series and their uses in a variety of disorders, such as metabolic diseases as well as neurological and neurodegenerative diseases.

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

•

others have developed or will develop similar product candidates, products, technologies or processes, duplicate any of those, or design around any patents that have been or may be issued to us, the co-owners of our intellectual property rights or our licensors.

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

We, the co-owners of our intellectual property rights or our licensors may face difficulties in protecting or enforcing intellectual property rights in countries outside the United States and the member states of the European Patent Convention, which may diminish the value of our intellectual property in those countries.

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

Despite a stronger strategic focus on drug discovery alliances, we are still engaged in selective proprietary discovery and development activities. We must receive FDA approval for each of our product candidates before we can commercialize or sell that product candidate in the United States, and we must receive EMA approval for each of our product candidates before we can commercialize or sell that product candidate in Europe. The FDA and EMA can limit or deny their approval for many reasons, including:

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

Failure to obtain FDA or EMA approval or any delay or setback in obtaining such approval could:

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

Even if we obtain FDA or EMA approval, our product candidate may not be approved for all indications that we request, which could limit the uses of our product and adversely impact our potential royalties and product sales. If FDA or EMA approval of a product is granted, such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies. As to any product for which marketing approval is obtained, the production, labeling, packaging, adverse event reporting, advertising, promotion and record keeping related to the product, among other things, will be subject to extensive regulatory requirements. The subsequent discovery of previously unknown problems with the product may result in restrictions on the product, including withdrawal of the product from the market. We may be slow to adapt, or may never adapt, to changes in existing requirements or adoption of new requirements or policies.

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

In order for us to market our products outside of the United States and the European Union, we and our strategic partners and licensees must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval or EMA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States and EMA approval in the European Union. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory review processes in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States and EMA approval in the European Union. The adverse effects include the risk that our product candidate may not be approved for all indications that we request, which could limit the uses of our product and adversely impact our potential royalties and product sales, and the risk that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.

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

While we have not experienced problems with our partners, licensees or contract manufacturers to date, our reliance on these third parties exposes us to the following risks, any of which could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA, EMA or other regulatory agencies, or the commercialization of our products, result in higher costs or deprive us of potential product revenues:

•

Drug manufacturers are obligated to operate in accordance with FDA-mandated current good manufacturing practices, or cGMPs. A failure of any of our partners, licensees or contract manufacturers to establish and follow cGMPs and to document their adherence to such practices may lead to significant delays in the availability of material for clinical trials or for sale after our product candidates are approved and may delay or prevent filing or approval of marketing applications for our products.

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

We cannot control the time or resources that our strategic partners, licensors or licensees devote to our collaborations with them, nor can we control our strategic partners’, licensors’ or licensees’ business decisions. In addition, our collaborators may not perform their obligations as expected. Changes in a collaborator’s business strategy or business combinations involving a collaborator may adversely affect that party’s willingness or ability to successfully meet its obligations. Disagreements between us and our collaborators may lead to delays in or termination of the research, development or commercialization of product candidates or result in time-consuming and expensive negotiations, litigation or arbitration. The failure of our strategic partners, licensors or licensees to successfully complete their obligations in a timely manner or the termination or breach of agreements by these parties could materially harm our business, financial condition and results of operations.

We or our strategic partners or licensees may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidates have been manufactured in small quantities for preclinical and clinical trials. If any of our product candidates are approved by the FDA, EMA or other regulatory agencies for commercial sale, they will need to be manufactured in larger quantities. We or our strategic partners or licensees, as applicable, may not be able to successfully increase the manufacturing capacity, whether in collaboration with contract manufacturers or independently, for any of our product candidates in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA and the EMA must review and approve. If we or our strategic partners or licensees are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidates require precise, high-quality manufacturing. Failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could adversely affect our business.

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

Currently, we consider three employees to be key to our success. These are Werner Lanthaler, Chief Executive Officer, Dr Mario Polywka, Chief Operating Officer, and Dr Klaus Maleck, Chief Financial Officer. All of these employees are highly qualified and very experienced in the biotechnology industry and therefore departure of one or all of these key employees would mean a significant loss to us.

We have service agreements with each of these key employees which contain a change of control clause that gives them the right of extraordinary termination if a shareholder acquires a holding of more than 30% of our shares. Among other benefits, we have granted stock options as a method of attracting and retaining employees. Due to fluctuations in the trading price of our ordinary shares, a substantial portion of the stock options held by our employees have exercise prices that are significantly higher than the current trading price of our ordinary shares. If we are unable to offer competitive remuneration including stock options that provide sufficient incentives, we may be unable to retain our existing employees and attract additional qualified candidates.

In the recent past, we have not encountered difficulties in attracting and retaining qualified employees.

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

In the United States, the recently enacted Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (“Health Care Reform”) authorized broad-reaching health insurance reforms that will take effect over the next decade. Among the goals of Health Care Reform are the expansion of health insurance coverage and the scope of that coverage as well as changes in the way that payments by government health programs for drugs are determined. We cannot predict whether or how such changes will affect our business.

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

We and our German affiliates have product liability insurance in place with a combined single limit for bodily injury and property damage of €10 million per occurrence and a limit of €20 million for any one calendar year. Evotec (UK) Ltd. has product liability insurances in place with a joint limit of indemnity of £20 million per occurrence. The product liability for clinical trials is insured separately on a case by case basis, usually in the range of $3 million per subject. The cost of such coverage is not material. Our U.S. subsidiary, Renovis, is included in our German product liability insurance. We are not aware of any pending threats of product liability claims.

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

We and our German affiliates have insurance coverage in place for our use of biological, genetically modified and hazardous materials with limits of €10 million per occurrence and a limit of €20 million for any one calendar year. Evotec (UK) Ltd. has such insurance coverage in place with a joint limit of indemnity of £20 million per occurrence.

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

Item 4.    Information on the Company

History and Development of the Company

Our legal and commercial name is Evotec AG. Our principal executive offices are located at Schnackenburgallee 114, 22525 Hamburg, Germany and our telephone number is (49-40) 56-0810. Our corporate website is located at www.evotec.com. Our authorized representative in the United States is Jeff Naroian, Evotec Inc., 5 Turley Court, North Potomac, MD 20878. Our agent for service in the United States is Corporation Service Company, 1133 Avenue of the Americas, Suite 3100, New York, NY 10036. We completed our initial public offering in Germany on November 10, 1999 and our ordinary shares are traded on the Frankfurt Stock Exchange under the symbol “EVT”. Our ADSs, each of which represents two of our ordinary shares, traded on the NASDAQ Global Market from May 6, 2008 until our voluntary delisting from NASDAQ effective November 30, 2009, and are currently traded on the over-the-counter market under the symbol “EVTCY.”

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

In 2006 and 2007, we divested businesses that were not core to our strategy, at that time, of focusing on higher-value discovery projects. Effective January 2007, we sold our 89% interest in Evotec Technologies GmbH to PerkinElmer for €23.9 million in cash. Evotec Technologies GmbH comprised our activities in the development and manufacture of research tools and instruments for the life science industry. Evotec Technologies GmbH’s product portfolio was focused on high-end technologies for automated cell biology and ultra-high throughput screening. With 80 employees at year-end 2006, Evotec Technologies GmbH accounted for €17.3 million, or 20.5%, of our total revenue for the fiscal year 2006.

In November 2007, we divested our Chemical Development Business to Aptuit, Inc. for €42.5 million. The Chemical Development Business comprised our capabilities in process research and development, custom preparation, analytical development, pilot plant manufacturing and formulation. With approximately 203 employees based in Oxford and Glasgow, UK, the Chemical Development Business generated €26.8 million of third-party revenues (40% of our total revenues) for the fiscal year 2006.

With our disposal of Evotec Technologies GmbH and the Chemical Development Business, we focussed our strategy on higher value, results-based projects in which we share in our customers’ success through milestone payments and royalties in addition to ongoing research payments, while at the same time continuing to enter into collaborative projects that generate steady revenues from contract research.

In addition, in 2007, according to our strategy to focus our capabilities on high value-added research and to leverage the potential of offering this capability based on lower cost, we transferred our chemical library business to India. In a joint venture with Research Support International Limited (RSIL), Evotec-RSIL Ltd. offers the design, synthesis, management and commercialization of compound libraries at competitive prices for customers. In 2006, the last full year we wholly owned this business, the library business generated revenues of €6.6 million. Revenues for the period January through August 2007, prior to the transfer to the joint venture, for the library business were €0.8 million.

Effective May 2, 2008, we acquired the biopharmaceutical company Renovis, Inc., or Renovis. Renovis added to our internal pipeline a number of complementary late-stage preclinical programs for pain and inflammation. As a result of the transaction, Renovis became our wholly owned subsidiary. In the share exchange Renovis stockholders received 0.5271 of an Evotec ADS for each outstanding share of Renovis common stock. Each ADS represents two of our ordinary shares, resulting in an issuance of 34,970,268 of our ordinary shares in connection with the acquisition. Our ADSs traded on the NASDAQ Global Market, under the trading symbol “EVTC” from May 6, 2008 until our voluntary delisting from NASDAQ effective November 30, 2009, and are currently traded on the over-the-counter market under the symbol “EVTCY.”

On December 10, 2008, Jörn Aldag resigned as our President and Chief Executive Officer. On March 6, 2009 Dr Werner Lanthaler was appointed as Chief Executive Officer.

On May 5, 2009, we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization all of our proprietary programs are now managed through our European operations and we wound down our U.S. operation at Renovis in South San Francisco, California.

In May 2009, we acquired the zebrafish screening operations of Summit Corporation plc, including operations in Abingdon, UK, and Singapore, for £0.5 million in cash. This capability provides important whole organism data about the safety and toxicity of drug-like molecules at an early stage of lead optimization and we expect to grow revenues and profitability over the next years.

Effective August 31, 2009, we acquired 70% of the shares in Research Support International Private Limited, Thane, India (RSIPL). RSIPL is a company providing drug discovery and development services. The purchase price of €2.4 million in cash includes a potential earn-out.

Business Overview

Description of Our Business

We are a drug discovery and development company focused on providing integrated and innovative drug discovery services and alliances to the pharmaceutical and biotechnology industry. In addition, we have a small number of our own drug candidates at various stages of development either partnered or available for partnering. We provide innovative and integrated solutions to the pharmaceutical and biotechnology industry from target to clinical development through a range of capabilities and capacities, including early-stage assay development and screening, fragment-based drug discovery through to medicinal chemistry and in vivo pharmacology. In our proprietary projects, we are developing new treatments for diseases related to neuroscience, pain and inflammation.

Our partners include, among others, Boehringer Ingelheim, CHDI, Novartis, Ono Pharmaceutical and Roche. In exchange for access to our integrated discovery offerings, we receive contractual service fees and ongoing FTE-based research payments and, in certain circumstances, milestone and royalty payments related to the achievement of certain research, development and sales milestones.

Our late-stage preclinical research programs focus on H3 antagonists for the treatment of cognitive disorders and/or narcolepsy as well as antagonists for the purinergic receptor P2X3 for the treatment of pain.

Clinical development activities in 2009 were primarily focused on advancing our EVT 101, EVT 103, EVT 302 and EVT 401 programs. In the second quarter 2009, however, the EVT 302 project was suspended after failing in a Phase II study for smoking cessation.

We have subsidiaries in Hamburg, Germany, Oxford, UK, South San Francisco, CA, and North Potomac, MD, USA, Thane, India and Singapore.

Our Strategy

Our strategy is to build a sustainable biopharmaceutical company based on revenue generating alliances delivering best in class research solutions for the pharmaceutical and biotechnology industry. In addition, and to a lesser extent, we will continue to develop, in collaboration, our proprietary drug portfolio, not only in CNS-related disorders but also in inflammation and pain

The key elements of our strategy are as follows:

•

Invest and expand discovery alliances business. Our core strategy is to apply our drug discovery and disease expertise to collaborative research projects with industry partners. Our reputation for delivering the highest quality results within agreed budgets and timescales has been at the core of our success. With our integrated discovery platform, we provide collaborators a choice of solutions for projects that range from target to clinic. In the past, clients have mainly engaged us to provide specific capabilities on a fee-for-service basis. Today, collaborative research providers are expected to contribute additional disease expertise, specific know-how and resources previously generated internally in broader, more innovative drug discovery collaborations. To fully capitalize on the potential of our capabilities, we therefore, increasingly, engage in higher value, results-driven projects such as our collaboration with Boehringer Ingelheim and Novartis and were successful in extending the Boehringer collaboration for a further four years. In such projects, we forgo higher short-term research payments, while sharing in our customers’ success through milestones and royalties.

During 2009, we achieved two preclinical milestones from such collaborations, resulting in the receipt of payments of €4.0 million

•

Advancing the proprietary clinical pipeline of product candidates. We believe that our scientific expertise is broadly applicable to a wide range of diseases and that building a portfolio of core products will mitigate some of the risks associated with drug development. Our current pipeline comprises two partnered and three unpartnered clinical drug candidates and a few late-stage preclinical compounds. During 2009 we entered into a new alliance with Roche to develop the EVT 100 compound family in treatment resistant depression. We completed also a Phase I study with EVT 401 and received clearance from the FDA to progress EVT 101 into a Phase II clinical trial, with Roche, for treatment resistant depression. Our monoamine oxidase B, or MAO-B inhibitor EVT 302 failed a Phase II clinical trial for smoking cessation and we therefore ceased further development of this compound.

•

Focus research and development efforts on core R&D programs. Following the completion of a strategic business review, we announced on March 27, 2009 the implementation of the strategic plan “Evotec 2012—Action Plan to Focus and Grow.” In this context, we decided to focus our own R&D investments on core programs that will deliver the greatest value to stockholders and partners: our remaining unpartnered clinical program, EVT 401, a P2X7 antagonist, as well as our late-stage preclinical projects, the P2X2/3 and H3 antagonist programs. Although going forward, we will continue to invest in highly innovative new research projects with major unmet needs, investment in existing early programs will be limited. As a result of this concentration, more projects will be available for strategic partnering discussions in the near future.

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

Our Product Pipeline

Through selective in-licensing as well as our own discovery projects, we have developed a pipeline of drug candidates that has the potential to provide a steady flow of compounds for partnering, with significant future growth potential. Our pipeline consists of promising drug candidates with demonstrated proof-of-concept in patients or potentially earlier, which we intend to partner and out-license to pharmaceutical companies for upfront and milestone payments, as well as royalties for the future sale of drugs. Such royalties may be significant given the market potential of our clinical candidates.

The following table summarizes the development status of our product candidates in clinical development:

Product Candidate	Indication	Partner	Development Status
EVT 101	Treatment-resistant depression	Roche	Phase I
EVT 401	Inflammation		Phase I
VR1*	Pain	Pfizer	Phase I
EVT 302**	Smoking cessation		Phase II
EVT 201***	Insomnia		Phase II

*	In the first quarter of 2009 Pfizer stopped development of this clinical candidate. However, the collaboration between Pfizer and Evotec continues.

**	We stopped further investment in this indication for EVT 302 in 2009 and are evaluating future investment in other indications.
***	We stopped further internal investment into this program in 2009.

Products in Clinical Development

EVT 101

Selectivity for Better Treatment Options. Our product candidate EVT 101 is a first generation, orally available subtype-selective N-methyl d-aspartate, or NMDA receptor antagonist with potential for the use in treatment-resistant depression, pain, Alzheimer’s disease and other indications. In all those specific indications, the market opportunities are large and growing. Preclinical and clinical studies we have performed appear to have shown that EVT 101 has good drug-like properties, good oral bioavailability and in vivo pharmacokinetics. It has been demonstrated to be safe and well tolerated in Phase I trials. Current treatments for treatment-resistant depression, pain, and Alzheimer’s disease are limited and often associated with significant side effects. If approved, selective antagonists of NMDA, receptors could be an attractive treatment option as they have potential for an improved side effect profile combined with superior efficacy. We partnered with Roche in early 2009 to investigate the potential of EVT 101 in treatment-resistant depression.

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

In parallel, we satisfactorily completed all studies on this compound requested by the FDA in connection with our investigational new drug, or IND, application.

Phase II to Start in 2010 in Collaboration with Roche. In March 2009, we signed a partnership with Roche for the development of the EVT 100 compound family with potential cash flows to us exceeding $300 million. Roche paid us an upfront payment of $10 million and will fund the Phase II clinical study for EVT 101 in treatment-resistant depression and a Phase I program for EVT 103. Roche has an option to buy back the entire EVT 100 series of compounds after completion of the Phase II trial. If Roche exercises this option, we will receive a $65 million payment from Roche plus substantial milestones and double-digit commercial payments. The Phase II study is expected to start in June 2010.

A next-generation molecule to EVT 101, EVT 103, is also in early development. It has a comparable pharmacological profile, but a less complex synthesis. In 2008, we completed all the entry-into-man enabling studies which cleared the way to begin a clinical Phase I study in the second quarter of 2009 in the context of our collaboration with Roche.

EVT 401, a P2X7 Antagonist Program

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

Phase I completed in Q1 2009. The Phase I clinical studies with our lead candidate initiated in October 2008 to assess its safety, tolerability, pharmacokinetics and pharmacodynamics was successfully completed in the first quarter of 2009.

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

Phase I Started in 2008. We are conducting our VR1 program in partnership with Pfizer. Jointly, we have identified chemical compounds that block VR1 and prevent it from signaling the sensation of pain. We have demonstrated oral analgesic efficacy in multiple preclinical models of pain. Progress under the collaboration has triggered total milestone payments to Renovis in excess of $6.0 million since the initiation of the collaboration. As expected, Pfizer advanced the lead candidate into Phase I clinical trials in mid 2008 to evaluate the compound’s safety, tolerability and pharmacokinetic profile. During the first quarter of 2009 Pfizer stopped development of this clinical candidate. Pfizer will continue the collaboration and develop a follow-on antagonist. Although the joint research phase officially ended in June 2008, we are eligible to receive milestone payments and royalties on worldwide net sales per product successfully developed and commercialized, if any. If successful, we expect to have an effective, non-narcotic, non-addictive and non-steroidal analgesic to treat chronic pain, with minimal side effects.

EVT 302

EVT 302 is an orally active, selective and reversible MAO-B inhibitor. Phase I studies completed in 2008 showed that EVT 302 has excellent tolerability and the potential for a superior safety profile compared to less selective MAO-B inhibitors. In a Phase I clinical study conducted by us it was shown that, at therapeutic doses and above, EVT 302 did not interact adversely with tyramine, a substance that can be found in high amounts in certain drinks or foods such as red wine, cheese and chocolate. In extreme cases, such an interaction can dangerously elevate blood pressure, requiring patients to adhere to strict dietary restrictions. By confirming EVT 302’s safety and tolerability, we laid a foundation for moving forward to Phase II proof-of-concept trials. In September 2008, we began a Phase II quit rate study, assessing the number of people who completely give up smoking over a specified period of time. On April 14, 2009, we announced that the results of this Phase II study failed to demonstrate any significant improvement in the quit rate compared with placebo. We thus ceased further development of EVT 302 in smoking cessation and we are currently re-assessing the future of EVT 302, given the overall potential of MAO-B-inhibitors in a number of indications and the excellent safety profile demonstrated by EVT 302 in this study.

EVT 201

EVT 201 had been our lead compound in development for the treatment of insomnia which we anticipated to partner with a pharmaceutical company in 2008. Compared to current sleep aids, the profile of EVT 201 suggests that, combined with an excellent safety profile, the compound has strong efficacy in maintaining sleep throughout the night and ensuring next day alertness. However, the market environment for partnering of insomnia drugs has become increasingly challenging. As a result, we do not expect to conclude a partnering agreement for EVT 201 in the near term and we have stopped internal investment in clinical trials of EVT 201. In parallel, we have negotiated revised financial terms for EVT 201 with Roche. Instead of previous obligations to pay Roche defined future development milestones, as well as commercial payments, Roche will be receiving a pre-defined fixed proportion of any payments we receive from potential partnering collaborations. In light of this additional flexibility, we continue to reassess longer term options for potential further development and commercialization of EVT 201.

Other Research and Development Activities

From our own internal discovery programs we expect to identify at least one IND- track candidate in 2010. This is expected from the H3 antagonist program.

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

We have identified proprietary small molecule antagonists of P2X3 and P2X2/3 and are actively engaged in late-stage lead optimization to support the selection of an IND-track candidate in 2011 for partnering.

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

We have identified and optimized novel and highly selective classes of small molecule antagonists of the histamine H3 receptor. Members of the active series have been tested in relevant in vivo models and have been shown to have promising profiles for progressing to the stage of preclinical development candidates. Selection of an IND-track candidate is expected for June 2010; three candidates are undergoing extensive profiling. We will make a decision on whether to continue to clinical development or partner at that time.

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

High value-added, results-based alliances plus substantial contracts in preferred therapeutic areas are a foundation for growth. In the past, customers have engaged us to provide specific capabilities on a pure fee-for-service basis. Today, partners also seek broader, more innovative drug discovery solutions that require us to contribute disease expertise, specific know-how and resources previously available through their internal structures. Our expertise in neuroscience, pain, and inflammation has positioned us as a partner of choice for such large collaborations in these therapeutic areas, as illustrated by our partnerships with Boehringer Ingelheim, CHDI and Novartis. To fully capitalize on the potential of our capabilities and expertise, we also offer higher value, results-driven collaborations in which we share in our customers’ success through milestone payments and royalties along with FTE-based research fees in combination with our more traditional business model.

Boehringer Ingelheim. Since September 2004, we have been in a collaboration with Boehringer Ingelheim to jointly identify and develop preclinical development candidates for the treatment of various diseases including CNS-related disorders. Under the terms of the agreement, Boehringer Ingelheim has full ownership and global responsibility for clinical development, manufacturing and commercialization of the compounds identified. In return, we receive ongoing FTE-based research payments and preclinical milestones, plus clinical milestones and royalties on future sales of drugs derived from the collaboration. In January 2006, the collaboration doubled in size and was extended to the end of 2008. Since then, a team of approximately 80 scientists from both companies continue to work together on various projects. In early 2008, the collaboration was extended for an additional 12 months until the end of 2009. Between 2005 and 2008 we have achieved various milestones for the identification of a number of lead compounds on priority targets. In 2008, we identified our first preclinical development candidate. As a consequence, the partnership reached three milestones triggering payments to us of €8.5 million in the course of 2008 alone and a further €4.0 million in 2009. Further, in 2009 we extended and improved the reaserch fee terms of this collaboration for a further four years.

CHDI. In March 2006, we entered into a strategic drug discovery partnership with CHDI to help advance a number of their drug discovery programs. CHDI is a not-for-profit organization pursuing a biotech approach to finding therapies for Huntington’s disease. It operates as a virtual biotechnology company, progressing its discovery research entirely through third-party collaborations meaning that partners such as us are critical to their success. Through this business model CHDI seeks to identify and work with a network of the best companies available in order to successfully reach its goal to cure Huntington’s disease. In February of 2008, CHDI extended their collaboration with us to the end of 2010. Further, as of November 2009 this collaboration was extended to the end of October 2012 for which we will receive up to $37.5 million in research revenues.

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

Under the agreement, Ono paid an initial, upfront fee for access to our fragment-based drug discovery technology, EVOlutionTM and provides research funding and success-based milestones based on the progress of the research. In the fourth quarter of 2009 we received a milestone payment from this collaboration and earlier in the year this collaboration was extended to address a further target.

Novartis. In December 2008, we entered into a research collaboration with Novartis to identify and develop novel small molecule therapeutics. We will apply our drug discovery platform in combination with our disease biology expertise to advance a drug discovery program against a target nominated by Novartis into the clinic. Furthermore, the agreement may be expanded by the addition of a second program. The collaboration will run for an initial period of three years.

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

Other Alliances. During 2009 we entered into or initiated other alliances with among others, Cubist, Alios, Biogen Idec and Vifor.

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

It is not practicable to provide a detail of revenues by category of activity.

Breakdown of revenue from continuing operations by geography for each of the last three fiscal years

	For the years ended December 31,
	2009	2008	2007
	(€ in thousands)
Revenues by geography
Germany	16,018	14,872	5,270
UK	1,570	1,756	1,484
Rest of Europe	3,273	3,369	6,554
U.S.	16,002	15,313	15,466
Rest of World	5,820	4,303	4,111

Total Revenues	42,683	39,613	32,885

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

Patents

As of December 31, 2009, we had more than 110 patent and utility model families under our full control. All of these are on file, or pending through national and/or foreign applications such as patent applications filed under the Patent Cooperation Treaty, or applications filed with the United States Patent Office, the European Patent Office, or the Japanese Patent Office. We review our patent portfolio regularly and decide whether to maintain or withdraw our patent applications and patents based on the importance of such intellectual property for our strategy.

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

Clinical trials are normally conducted in three sequential phases that may overlap or be combined:

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

United States

Overview. Small molecule drugs and biologics are regulated by the FDA under the Federal Food, Drug and Cosmetic Act, or the FDCA and the Public Health Service Act, or PHS Act. The FDCA, the PHS Act and related regulations govern the testing, manufacturing, safety, efficacy, labeling recordkeeping, and advertising and other promotional practices with respect to these drugs and products. The FDA must approve a product candidate before marketing of that product may begin.

Conduct of clinical trials. Before a sponsor may begin clinical trials, it must submit an investigational new drug application, or IND, to the FDA. The IND typically includes information about non-clinical tests such as laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. Performing the studies and compiling that information is a costly and time-consuming process. Generally, a sponsor of a clinical trial may begin the first phase of the trial thirty (30) days after the FDA receives the IND unless, before that time, the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations which include the requirement that all research subjects provide informed consent. In addition, an investigational review board, or IRB, at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Each new clinical protocol must be submitted for review to the FDA and to the IRBs for approval. The sponsor must submit progress reports detailing the results of the clinical trials to the FDA, and the FDA may require modification, suspension or termination of a clinical trial if an unwarranted risk is presented to test subjects.

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

The FDA initially reviews all NDAs or BLAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA or BLA for filing. In that event, the NDA or BLA must be resubmitted with the additional information. The FDA review process is lengthy and thorough. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional preclinical studies or clinical trials. Before marketing approval is granted, the facility at which the product is manufactured will be inspected for compliance with current Good Manufacturing Practice, or cGMP requirements by FDA inspectors and will be inspected periodically for continuing compliance. Even if we obtain FDA approvals, the FDA subjects a marketed product to extensive and continuing review, including among other things compliance with cGMP, record-keeping, reporting of adverse experiences with the drug, and promotion and advertising requirements. Subsequent discovery of previously unknown problems or a failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of our product or mandated withdrawal of the product from the market, as well as possible civil or criminal sanctions. Failure to comply with these requirements could result in, among other things, restrictions on the marketing or manufacturing of the product, product recalls or seizures, warning letters, fines, injunctions or the imposition of civil or criminal penalties.

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

Competition

We compete in the segment of the pharmaceutical market that treats diseases in the areas of neuroscience, pain and inflammation, which is highly competitive. We face significant competition from most pharmaceutical companies as well as biotechnology companies that are also researching and selling products designed to treat those diseases. Our main competitors for discovery alliances include, among others, BioFocus DPI, the service division of Galapagos NV, and Albany Molecular Research, Inc., as well as emerging Asian suppliers, such as WuXi PharmaTech, GVK Biosciences and Syngene. Many of our competitors have significantly greater financial, manufacturing, marketing and product development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. As such, we currently intend to partner and out-license our product candidates to pharmaceutical companies to conduct Phase III clinical trials or potentially earlier trials and to develop, manufacture and distribute such product candidates in exchange for upfront and milestone payments and royalties for future sales. In the search for such partnerships, however, we compete with other biotech companies following a similar strategic approach. In addition, many universities and private and public research institutes are active in neurological research, some in direct competition with us. We also must compete with these organizations to recruit scientists and clinical development personnel.

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

December 31, 2009 Evotec voting and ownership interest
%
Subsidiaries
Evotec (UK) Ltd., Abingdon, UK	100.0
ENS Holdings, Inc., Wilmington, Delaware, USA	100.0
EVOTEC NeuroSciences GmbH, Hamburg	100.0
Evotec Neurosciences AG, Zurich, CH	100.0
Evotec (India) Private Limited, Thane, India	70.0
Evotec RSIL Ltd., Thane, India	70.0
Renovis, Inc., South San Francisco, California, USA	100.0
Evotec Inc., Wilmington, Delaware, USA	100.0
Oxford Asymmetry Employee Shares Trust Ltd., Abingdon, UK	100.0
Evotec (Asia) Pte. Ltd., Singapore	100.0
Other Investments
European ScreeningPort GmbH, Hamburg	19.90

Property, Plants and Equipment

Facilities

Our headquarters, which house our corporate offices and laboratories, are located in Hamburg, Germany. We lease approximately 5,620 square meters (approximately 60,500 square feet) in this facility under an operating lease expiring in December 2012 and approximately 1,400 square meters (approximately 15,000 square feet) under an operating lease with six months notice period. We also lease approximately 1,200 square meters (approximately 12,900 square feet) of office and laboratory space in another facility in Hamburg, Germany under an operating lease expiring in March 2015 and approximately 225 square meters (approximately 2,422 square feet) of office and laboratory space located in Berlin, Germany under an operating lease that is terminable upon six-months notice.

We also lease approximately 9,000 square meters (approximately 96,870 square feet) of office and laboratory space located in Oxfordshire, United Kingdom under operating leases expiring in 2023.

As a result of acquiring a majority/controlling stake in RSIPL in 2009, we acquired a lease for 45,049 square feet of laboratory and office space in Thane, India. The lease of 20,226 square feet of this space expires in February 2014; the lease of 14,553 square feet expires in June 2016 and the lease of 10,270 square feet in November 2016. These leases are terminable by giving three months notice.

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

Results of Operations

We are a drug discovery and development company focused on providing integrated and innovative drug discovery services and alliances to the pharmaceutical and biotechnology industries. In addition, we have a small number of our own drug candidates at various stages of development either partnered or available for partnering.

In March 2009, we published our ‘Evotec 2012—Action Plan to Focus and Grow’. With this initiative, we communicated our strategy to invest into and grow our discovery alliances. In addition, we decided to concentrate our pipeline research and development on our most valuable assets.

Our current clinical pipeline comprises two partnered programs and three unpartnered clinical drug candidates:

•

EVT 101, an orally available, subtype-selective NMDA receptor antagonist with the potential for the treatment of treatment-resistant depression, pain and Alzheimer’s disease. In March 2009, we announced a partnership with Roche for the development of this compound and its follow-on molecules with potential cash flows to us exceeding $300 million. We are responsible for conducting a Phase II proof-of-concept study for EVT 101 and Phase I safety and tolerability studies for the follow-on compound EVT 103. The entire development programme will be funded by Roche. In addition, for the option to buy back rights to the EVT 100 compound family, Roche has paid us an upfront fee of $ 10 million. If Roche exercises its buy-back option after the completion of the Phase II study, we will receive a $ 65 million lump-sum payment from Roche in exchange for returning the compounds. In that case, we are also eligible for further development and sales performance, and scalable double-digit commercial payments. Preparations for the Phase II study for EVT 101 are ongoing and are expected to commence in June 2010 with the results expected in 2011. The first-in—man Phase I study with EVT103 started in September 2009. This study was a double-blind, placebo- controlled, randomized ascending dose study in healthy young male subjects that assessed the compound’s safety, tolerability and pharmacokinetic profile after oral single and multiple dose administration.

In the first quarter of 2010, we announced the successful completion of the clinical part of this study.

•

EVT 201, a partial positive allosteric modulator of the GABA A receptor, for the treatment of insomnia. This compound has completed two Phase II proof-of-concept studies with positive results. Despite very promising scientific data, we have so far not been in the position to partner this program. Given the size and investment needed for a decisive Phase III clinical trial, EVT 201 will not be further developed without a partner.

•

EVT 302, an orally active, highly selective and reversible inhibitor of MAO-B, in development for smoking cessation. On April 14, 2009, we announced that the results of our Phase II proof-of-concept study failed to demonstrate any significant improvement in the quit rate compared with placebo. We have stopped internal investments in this program but may investigate its potential in the treatment of Alzheimer’s disease if a suitable partner can be found.

•

EVT 401, a P2X7 antagonist targeting a member of a family of ligand-gated ion channels found primarily in cells of the immune system. The target is thought to play a role in inflammatory processes including rheumatoid arthritis and inflammatory bowel disease. We successfully completed a first Phase I study. EVT 401 was well tolerated and demonstrated the desired pharmacodynamic activity in healthy volunteers. We will focus our efforts on optimizing the oral dose formulation, completing the Phase I studies and preparing Phase II studies, if the program finds an attractive commercial partner.

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

Acquisition of Research Support International Private Limited (RSIPL)

In August 2009, we announced the acquisition of 70% of the shares of RSIPL, Thane, India including its 51% share in Evotec-RSIL Limited. RSIPL is a company providing drug discovery and development services and represents an important capacity expansion for us. We have a call option to purchase the remaining 30% in the event of a change-of-control. The acquisition added 164 headcount through the facility in Thane, India. RSIPL has been consolidated in our Consolidated Financial Statements since August 30, 2009.

Acquisition of Zebrafish Operation and Assets from Summit Corporation

In May 2009, we acquired the zebrafish operations and assets of Summit Corporation against £0.5m in cash. The acquisition has provided us with early discovery technologies critical to maintaining a differentiated discovery alliance platform. With this addition, we added 16 scientists in Abingdon, UK and Singapore.

Acquisition of Renovis, Inc.

In May 2008, we completed the acquisition of Renovis, Inc., a company operating in the field of drug discovery and development with a focus on pain and inflammation in exchange for 34,970,268 of our newly issued ordinary shares. As a result of the acquisition we acquired approximately €44.6 million of cash and investments, including auction rate securities, as well as some early and late-stage preclinical assets in the areas of pain and inflammation. Two of these later stage preclinical candidates subsequently entered Phase I clinical studies in 2008. The operating results of Renovis from the period May 2, 2008 through December 31, 2009 are included in our accompanying Consolidated Income Statement for the year ended December 31, 2009 and 2008 and the assets and liabilities of Renovis at December 31, 2009 and 2008 are included in the accompanying Consolidated Statement of Financial Position.

On May 5, 2009, we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization all of our proprietary programs are now managed through our European operations and our U.S. operation at Renovis in South San Francisco, California has been wound down.

Discontinued Operations

In 2007, we divested business that was not critical to our strategy, at that time, of focusing on higher-value discovery projects which feed into our proprietary pipeline or for our collaboration partners. On November 30, 2007, we completed the sale of our Chemical Development Business for a purchase price of €42.5 million after customary working capital adjustments, in cash and investments. The Chemical Development Business represented our activities in the development and manufacture of drug compounds and formulations. With approximately 203 employees when sold, the Chemical Development Business accounted for €21.5 million, or 39.5%, of our total revenue for fiscal year 2007 and €26.8 million, or 31.6%, of our total revenue for fiscal year 2006. Effective January 1, 2007, we sold our 89% interest in Evotec Technologies GmbH to PerkinElmer for €23.9 million in cash. Evotec Technologies GmbH comprised our activities in the development and manufacture of imaging tools and instruments for the life science industry. With 80 employees at year-end 2006, Evotec Technologies GmbH accounted for €17.3 million, or 20.5%, of our total revenue for the fiscal year 2006.

The term “continuing operations” refers to our Consolidated Income Statement and Statement of Financial Position for the periods indicated excluding the Income Statements and Statement of Financial Position of Evotec

Technologies GmbH and the Chemical Development Business. “Discontinued operations” refers to the Income Statement and Statement of Financial Position attributable only to these divested businesses for the periods indicated. “Total” refers to the aggregate amount for both continuing operations and discontinued operations for the relevant financial statement line item.

History of Losses

Since our formation, we have incurred significant net losses and had a total accumulated deficit of €618.9 million as of December 31, 2009. For continuing operations, our net losses were €45.5 million for the year ended December 31, 2009, €78.3 million for the year ended December 31, 2008 and €48.1 million for the year ended December 31, 2007. Our historical losses have resulted principally from costs incurred in connection with research and development programs, technology development, amortization of intangible assets and impairment of goodwill as well as selling, and general and administrative expenses (SG&A). In 2009, expenses decreased significantly from 2008 primarily as a result of reduced research and clinical trial expense as well as reduced SG&A expenses following a company restructuring. We expect to be profitable by 2012, but whether we are able to achieve operating profitability in the future will depend upon our ability to generate revenues that exceed our expenses.

Revenue

Revenue from Continuing Operations

We expect to generate revenue in the near term primarily from ongoing research payments and upfront fees earned in drug discovery alliances. Milestone payments and royalties received from discovery alliances as well as from strategic alliance agreements may add to this revenue depending on the achievement of certain defined research milestones.

In March 2009, we entered into a strategic alliance agreement for Phase II clinical development of EVT 101 in patients with treatment-resistant depression with Roche. As part of this agreement, Roche has paid us an upfront fee of $10.0 million and has committed to fund clinical development of EVT 101, as well as EVT 103, the follow-on compound to EVT 101. If Roche exercises its buy-back option after the completion of the Phase II study, we will receive a $65.0 million lump-sum payment from Roche in exchange for returning the asset, as well as the entire EVT 100 compound family to Roche. We would also be eligible for further development, sales performance, and scalable double-digit commercial payments. We seek to out-license for further development and commercialization additional product candidates for which we hold licensing rights. As part of these out-licensing agreements we expect to generate upfront payments for those product candidates as well as additional clinical milestone payments and royalty payments from the potential future sale of product candidates.

We currently have research collaborations with more than 20 biotechnology and pharmaceutical companies.

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

Operating Expenses

Overview

Our operating expenses consist primarily of research and development expenses, selling, general and administrative expenses and amortization of intangible assets. They have also been impacted by impairment of assets and goodwill. In the near term, we expect our operating expenses to reflect the costs associated with our ongoing drug discovery activities to develop selected drug candidates (e.g. our H3 antagonist and our P2X2/3 antagonist program) for future clinical development as well as the selling, general and administrative costs to support these efforts.

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

Early research expenses primarily depend on the number of scientific staff employed and outsourcing costs. The significant cost factors in clinical trials include manufacturing of compounds for product candidates, organization of clinical trials, including patient enrollment, production and testing of product candidates involved in clinical trials, and laboratory testing and analysis of clinical parameters. These costs may vary from year to year depending upon factors such as the progress rate of clinical trials and other research and development activities, the timing of regulatory approvals, the duration of the regulatory-approval processes and the possibility of, and potential expenses related to, filing, prosecuting, defending or enforcing any patent claims or other intellectual property or proprietary rights.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist of personnel-related expenses, including non-cash stock-based compensation, not related to our research and development activities. Our SG&A expenses include our general management, corporate center and business development activities. The remaining costs consist of professional services, such as consulting fees, financial, legal and accounting fees, travel expenses, allocation of facilities and overhead and general expenses.

Amortization of Intangible Assets

Amortization of intangible assets relates primarily to the amortization of developed technologies, customer lists, patents and licenses from the acquisitions of Oxford Asymmetry International plc (OAI) and ENS.

Impairment of Assets and Goodwill

An impairment review, in accordance with IAS 36 “Impairment of Assets”, is performed annually for intangible assets with indefinite useful lives and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds its recoverable amount which is the greater of its fair value less costs to sell or value in use. The impairment charges we have recognized during the last two years are primarily from goodwill and intangible assets related to the acquisitions of OAI, ENS and Renovis. In 2009, following the replacement of the most advanced Phase I drug candidate under development at Pfizer, we impaired the carrying amount of our collaborative development program VR1.

Results of Operations: Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Our revenues in 2009 were €42.7 million, 8% above the prior year (2008: €39.6 million) primarily due to a strong performance of our discovery alliances, the out-licensing of the EVT 100 compound family to Roche, license and royalty income from Roche and DeveloGen AG with whom we had a joint venture until 2006, as well as additional revenues from the acquired RSIPL business. The milestone payments from the strategic alliance with Boehringer Ingelheim decreased from €8.5 million in 2008 to €4.0 million in 2009.

Currency effects had no significant impact on revenues for 2009 compared to 2008.

We expect that any revenue we earn will fluctuate from year to year as the result of the timing and amount of any milestone payments and research payments we earn or any new strategic alliances we may enter into in the future. For 2010, we currently expect that revenues before out-licensing income will increase by at least 15%.

Cost of Revenue

Cost of revenue was €24.3 million (2008: €22.0 million) which represents an increase of 10% from the prior year. The increase is primarily the result of the increase in revenues.

We expect cost of revenue in relation to revenue in the future to fluctuate with the amount and type of collaborative research projects we enter into.

Research and Development Expenses

Research and development expenditure decreased by 51% to €20.9 million from €42.5 million in 2008.

The sizeable reduction of R&D expenses was primarily for three reasons. (i) The focus on core programs and the reduction of early discovery expenses following the implementation of the ‘Evotec 2012—Action Plan to Focus and Grow’, which followed a year of significant R&D expenditure in 2008, which was driven by the integration of Renovis’s research programs and high clinical development cost, (ii) reimbursed expenditures by Roche for ongoing development studies with EVT 101 and EVT 103 following partnering of the program in March 2009 and (iii) the prior year’s first quarter inclusion of a milestone payment by us to Roche for the start of Phase II studies with EVT 302 (€ 2.7 million).

As a percentage of R&D expenses, discovery programs represented approximately 52%, clinical programs represented approximately 29%, and overhead expenses and platform R&D represented approximately 12% and 7%, respectively. The platform R&D costs were focused on further development of high content screening, fragment based screening and novel computational methods for drug discovery.

Our clinical development program in 2009 included:

•	EVT 101: Preparations for the start of a Phase II proof-of-concept study in treatment-resistant depression. The study is anticipated to commence in June 2010.

•	EVT 103: Start of Phase I studies.

•	EVT 201: Project for treatment of insomnia on hold

•	EVT 302: Completion of a Phase II proof-of-concept quit rate study in smoking cessation. EVT 302 failed to demonstrate any significant improvement compared to placebo.

•	EVT 401: Successful completion of the first Phase I study with the P2X7 antagonist.

The following table summarizes the research and development expenses by project for the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(€ in thousands)
EVT 401(1)	2,673	750
EVT 302	1,990	11,090
EVT 100 family	1,349	4,402
EVT 201	62	4,554
Discovery projects(1) (2)	10,895	16,411
Platform R&D	1,562	1,918
Overhead expenses	2,416	3,412

Total research and development expenses	20,947	42,537

(1)	Renovis project expenses included from acquisition date, May 2, 2008.
(2)	Discovery projects are those that have not yet reached the clinical phase of development.

We currently expect R&D expenses in 2010 to decrease to below €10.0 million as we primarily focus our R&D efforts on a few key assets and as a result of Roche funding the clinical expenses related to the Phase II development of EVT 101 and Phase I development of EVT 103.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 16% to €16.7 million from €20.0 million in 2008. The decrease is primarily due to the site closure of Renovis and lower personnel expenses following the restructuring of the European G&A functions. As of December 31, 2009, headcount in SG&A was 11 FTE’s lower than at the same time in the previous year prior to the integration of RSIPL. The full effect of this restructuring will be reflected in our financial results for the years 2010 and beyond.

Amortization of Intangible Assets

Regular amortization of intangible assets declined to €0.5 million from €0.6 million in 2008.

Restructuring Expenses

The implementation of the ‘Evotec 2012—Action Plan to Focus and Grow’ resulted in restructuring expenses in the amount of €4.8 million in 2009. The closure of the Renovis site in South San Francisco, California, caused restructuring expenses of €3.6 million, the reduction in personnel in the German subsidiaries of € 0.6 million and in the UK of €0.6 million. In 2008, we incurred €0.1 million of restructuring costs.

Impairment of Goodwill and Intangible Assets

As a result of our regular impairment review, a non-cash impairment of intangible assets (€ 18.2 million) was recognized in the 2009 results. In 2008, the impairment of intangible assets amounted to € 7.3 million.

A review of previously impaired fixed assets resulted in a reversal of an impairment of € 0.4 million being recorded due to improved asset utilization in one of the two remaining buildings at the Abingdon, UK site.

The goodwill that originated from the acquisition of Renovis was impaired as a consequence of the restructuring and closure of its South San Francisco, California facility. We additionally performed an impairment analysis of the goodwill attributable to the laboratory-based Abingdon, UK operations and concluded that no need for an impairment existed.

We performed an impairment review of the intangible assets acquired from Evotec Neurosciences (ENS) in 2005 and an impairment charge of €4.4 million was taken against EVT 201, as a result of the continuously difficult partnering situation. We additionally performed an impairment analysis of the Renovis intangible assets and concluded that the VR1 program and EVT 401 both had to be impaired. The VR1 program was impaired in the first quarter of 2009 (€6.6 million) due to the delay in its collaboration with Pfizer and further impaired by €0.4 million in the fourth quarter of 2009. The latter is not a result of scientific results but due to changes in capital market conditions. Despite the development of EVT 401 according to plan, management determined that an impairment in the amount of €6.8 million is required as a consequence of uncertainties regarding the future course of action.

Operating Loss

Operating loss amounted to €42.3 million in 2009 and improved by 42% as compared to €73.2 million in 2008. The decrease is mainly a result of the reduced cost base, lower impairment charges and the increase in revenues, partially offset by higher restructuring expenses in 2009, as noted above.

Net Interest Income (Expense)

Net interest income decreased to €0.1 million from €2.1 million in 2008 and resulted from low market interest rates.

Other Income (Expense) from Financial Assets

In 2009, “Other expense from financial assets” was negatively impacted by the devaluation of the put option for auction rate securities (€1.2 million), for which in 2008 a gain in the amount of €1.8 million was booked. In addition, in 2008, income from financial assets was realized from the sale of DIREVO convertible bonds in connection with the sale of DIREVO Biotech to Bayer HealthCare for € 4.6 million.

Other Non-Operating Expense

In 2009, “Other non-operating expense” of €1.0 million was recorded, mainly due to a write down of a loan to European ScreeningPort GmbH.

Foreign Currency Exchange Gain (Loss), Net

In accordance with IAS 21 we recognized a foreign exchange loss of €1.6 million (2008: €11.8 million) as a result of the repayment of share capital related to the investment in Evotec (UK) Ltd, which was previously recorded as a component of equity and reclassified into our Income Statement.

Taxes

Current tax expense decreased to €0.4 million for the year ended December 31, 2009 from €1.9 million for the year ended December 31, 2008. We incurred income tax in the amount of €0.4 million related mainly to Evotec AG and due to its exceptional taxable income in 2009. The 2008 income tax related mainly to our subsidiary Evotec (UK) Ltd.

Deferred tax expenses for the year declined from €0.4 million in 2008 to €0.3 million in 2009.

Net Loss

Our net loss from continuing operations decreased to €45.5 million in 2009 from €78.3 million in 2008 for the reasons described above.

Results of Operations: Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Continuing Operations

Management’s following discussion focuses on our continuing operations.

Revenue

Our revenues in 2008 were €39.6 million, 20% above the prior year (2007: €32.9 million) primarily due to the achievement of three milestones, amounting to payments of €8.5 million, related to our collaboration with Boehringer Ingelheim. Underlying revenues from discovery alliances, including €0.4 million from Renovis, were on 2007 levels despite negative currency effects in 2008 and the absence of library synthesis revenues following the transfer of this business into a joint venture with RSIL in October 2007.

Currency effects had a negative impact on revenues throughout 2008. At 2007 constant exchange rates for the U.S. Dollar and UK Sterling against our reporting currency, the Euro, revenues would have grown by an additional 6% to a total growth of 26% over the prior year.

Cost of Revenue

Cost of revenue was €22.0 million in 2008 (2007: €24.9 million) which represents a decrease of 12% from the prior year. The decrease was primarily the result of favorable currency effects related to converting the UK Sterling denominated UK related cost of revenue to the Euro with a smaller impact resulting from cost reduction efforts and increased capacity utilizations in 2008.

Research and Development Expenses

Research and development expenditure increased by 15% in 2008 to €42.5 million from €36.9 million in 2007. The increase was primarily due to the inclusion of Renovis R&D expenses (€8.1 million) subsequent to the acquisition in May 2008 and a milestone payment of €2.7 million to Roche that was incurred when we initiated Phase II studies with EVT 302 in the first quarter of 2008. These increases were partially offset by a decrease in clinical expenses in 2008 as compared to 2007.

As a percentage of R&D expenses, clinical programs represented approximately 49%, discovery programs represented approximately 39%, and overhead expenses and platform R&D represented approximately 8% and 4%, respectively. The platform R&D costs were related to expanding our capabilities in structural biology as well as fragment-based screening.

Our clinical development program expenses in 2008 included:

•	Completion of a Phase I safety and tolerability study and a Phase II craving study with EVT 302 and a Phase II proof-of-concept quit rate study was also initiated in 2008.

•	Completion of two Phase Ib safety and tolerability and brain imaging studies with EVT 101 as well as preparation for the start of a Phase II proof-of-concept study.

•	Initiation of a Phase I study relating to EVT 401 to explore safety and tolerability as well as therapeutic dose levels.

•	Completion of manufacturing and formulation studies as well as certain preclinical toxicology studies related to EVT 201.

The following table summarizes the research and development expenses by project for the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(€ in thousands)
EVT 302	11,090	8,046
EVT 201	4,554	9,773
EVT 100 family	4,402	5,605
EVT 401(1)	750	—
EVT 301(2)	—	118
Discovery projects(1) (3)	16,411	8,574
Platform R&D	1,918	1,617
Overhead expenses	3,412	3,205

Total research and development expenses	42,537	36,938

(1)	Renovis project expenses included from acquisition date, May 2, 2008.
(2)	The development of this project was discontinued in September 2006. Expenses in 2007 are project wind-down costs.
(3)	Discovery projects are those that have not yet reached the clinical phase of development.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 12% in 2008 to €20.0 million from €17.8 million in 2007. The increase was primarily a result of the inclusion of Renovis SG&A expenses subsequent to the acquisition, consultancy expenses related to Sarbanes-Oxley compliance efforts and certain severance costs incurred in 2008.

Amortization of Intangible Assets

Regular amortization of intangible assets declined to €0.6 million in 2008 from €2.6 million due to certain intangible assets acquired with Evotec Neurosciences in 2005, which were completely amortized during 2007 or in the first quarter of 2008.

Impairment of Goodwill and Intangible Assets

During the fourth quarter of 2008, we recognized a non-cash impairment of goodwill of €20.3 million. Additionally, we recognized an impairment charge of €7.3 million related to intangible assets acquired as part of the acquisition of Evotec Neuroscience in 2005. The majority of these impairment charges resulted from our decision to focus on core assets and to discontinue earlier discovery projects in order to reduce annual R&D spend in future years as well as a result of partnering delays related to EVT 201.

Operating Loss

Operating loss amounted to €73.2 million in 2008 as compared to €58.1 million in 2007. The increase was mainly a result of the increase in impairment charges and R&D expenses in 2008 as noted above.

Net Interest Income (Expense)

Net interest income increased to €2.1 million in 2008 from €1.5 million in 2007 and resulted from higher average cash and investment balances in 2008.

Other Income from Financial Assets

Other income from financial assets increased to €7.2 million in 2008 from €0.5 million in 2007. The increase from the prior year was primarily due to the income earned by us related to the sale of the DIREVO convertible bonds (€4.6 million) which we received as part of the consideration of the sale of our interest in DIREVO in May 2007. Additionally, in 2008, non-cash income of €1.8 million related to a right to sell our auction rate securities, at par, back to the investment firm that sold the investments to us was recorded (Put Option). In accordance with IAS 39, the Put Option we hold is a derivative and measured at fair value with gains or losses recorded in the Income Statement.

Foreign Currency Exchange Gain (Loss), Net

Foreign exchange loss increased to €12.1 million in 2008 from a gain of €1.6 million in 2007. The increase in the foreign exchange loss was primarily due to a reduction of the capital reserve of a foreign subsidiary which was paid to us in 2008. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates,” this is deemed to be a repayment of share capital resulting in a portion of the foreign exchange losses related to the investment in this subsidiary which were previously recorded as a component of equity being reclassified into our Income Statement in 2008.

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

Net Loss

Our net loss from continuing operations increased to €78.3 million in 2008 from €48.1 million in 2007 for the reasons described above.

Net Income from Discontinued Operations

There were no discontinued operations for 2008. The net income from discontinued operations for the year ended December 31, 2007 of €36.9 million was primarily a result of the gains resulting from the two divestitures accounted for in 2007: the Chemical Development Business to Aptuit (€25.2 million) and Evotec Technologies to PerkinElmer (€11.2 million).

Liquidity and Capital Resources

Overview

Our cash, cash equivalents and investments, including auction rate securities, totaled €70.6 million at December 31, 2009.

We have historically financed our operations through the issuance of equity securities, cash resulting from divestures of non-strategic businesses, the sale of research instruments, revenue from discovery alliances, including upfront fees and milestone payments, interest earned on investments, government grants, capital lease financing and medium-term bank debt.

Selected Cash Flow Information

The following table sets forth selected cash flow information for us, including both continuing operations and discontinued operations, for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(€ in thousands)
Net cash used in operating activities	(21,853)	(41,278)	(31,672)
Net cash (used in) provided by investing activities	(2,077)	61,049	21,298
Net cash (used in) provided by financing activities	1,520	(4,309)	(1,000)

Net increase (decrease) in cash and cash equivalents	(22,410)	15,462	(11,374)
Exchange rate differences	272	1,611	(8,831)
Cash and cash equivalents at beginning of period	55,064	37,991	58,196

Cash and cash equivalents at the end of the period	32,926	55,064	37,991

Year Ended December 31, 2009

Cash flow used in operating activities was €(21.9) million in 2009 compared to €(41.3) million in 2008: The decrease is the result of our lower cost base (R&D and SG&A) in 2009, partially offset by exceptional employee severance payments following the restructuring efforts in conjunction with the implementation of the ‘Evotec 2012—Action Plan to Focus and Grow’.

Cash flow used in investing activities was €(2.1) million in 2009 compared to cash flow provided by investing activities of €61.0 million in 2008. In 2009, cash was primarily used for capital expenditures which amounted to €(2.1) million and for the acquisition of the Indian company RSIPL €(1.6) million. The sale and purchase of current investments in money market funds resulted in a net cash increase of €1.4 million. The purchase of entities €(1.9) million, intangible assets €(0.1) million and the cash acquired €0.2 million were a consequence of the acquisitions of RSIPL and the zebrafish business of Summit. Proceeds from the sale of property, plant and equipment €0.3 million related mainly to the wind down of our U.S. operations. Proceeds from the sale of financial assets €0.2 million resulted from a purchase price adjustment related to the sale of DIREVO convertible bonds.

Net cash flow provided by financing activities was €1.5 million in 2009 (2008: €(4.3) million) and related mainly to an increase in bank loans and proceeds from equity instruments for employees.

The exchange rate difference on the net increase in cash and cash equivalents amounted to €0.3 million.

Year Ended December 31, 2008

Cash flow used in operating activities was €(41.3) million in 2008 compared to €(31.7) million in 2007 and was mainly the result of the continued high level of investment in our R&D pipeline and related higher administrative expenses. Net cash used in operating activities related to continuing operations was €(33.4) million for the year ended December 31, 2007.

Cash flow provided from investing activities was €61.0 million in 2008 and resulted primarily from the sale and purchase of current investments which resulted in a net cash increase of €49.5 million and cash acquired from Renovis of €10.7 million. In addition, €4.6 million in cash was received in the fourth quarter of 2009 related to the proceeds from our sale of DIREVO convertible bonds and €2.0 million was received from escrow related to the sale of our instrument business in 2007. This was partially offset by capital expenditures of €3.5 million and transaction costs related to the acquisition of Renovis of €2.2 million. Net cash provided by investing activities related to continuing operations was €22.8 million for the year ended December 31, 2007.

Net cash flow used in financing activities was €4.3 million in 2008 and was primarily composed of transaction costs related to the capital increase for the acquisition of Renovis of €2.6 million and repayment of loans of €2.4 million partially offset by new loan proceeds of €0.6 million. Net cash used in financing activities related to continuing operations was €0.2 million for the year ended December 31, 2007.

The exchange rate difference on net increase in cash and cash equivalents in the amount of €1.6 million resulted from the strengthening of the U.S. Dollar, offset slightly by the weakening of the UK Sterling, in relation to the Euro when comparing the Statement of Financial Position dates of 2008 and 2007 and their effect on historical book values.

Liquidity Based upon our current financial plan we expect that our current cash and cash equivalents, short-term and long-term investments, together with our operating revenues will be sufficient to fund our planned activities beyond of 2012. In 2010, top-line growth and the adjusted cost base are expected to significantly reduce the cash requirements compared to the 2009 fiscal year. Consequently, at constant year-end currencies, we expect to end 2010 with a liquidity of more than €60 million, excluding any potential cash outflow for M&A or similar transactions.

Research and Development, Patents and Licenses

Please see Item 4. “Information on the Company” above for this information.

Trend Information

Please see Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects” above for trend information.

Off-Balance Sheet Arrangements

We have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we have not engaged in trading activities involving non-exchange traded contracts. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had been engaged in these relationships.

Contractual Obligations

Set forth below is a description of our contractual obligations as of December 31, 2009:

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(€ in thousands)
Debt obligations(1)	13,851	8,844	2,007	3,000	—
Finance lease obligations(2)	379	242	137	—	—
Operating leases(3)	27,150	3,926	6,521	4,317	12,386
Committed capital expenditures	100	100	—	—	—

Total	41,480	13,112	8,665	7,317	12,386

(1)	Interest payments are based on the applicable fixed or estimated variable rates and applicable margins. It was assumed that LIBOR and EURIBOR will remain unchanged compared to December 31, 2009 over the entire period.
(2)	Includes finance leases for property, plant and equipment.
(3)	We lease office, laboratory space and other equipment under operating leases in accordance with IAS 17 “Leases.”

In addition to the contractual obligations set forth in the table above, we are subject to contingent contractual obligations arising from our licensing agreements with Roche. The incurrence of a liability to make payments to Roche and the timing of any such payments is contingent on achievement of certain preclinical and clinical development and/or commercialization events. The aggregate of the potential milestones that would be due in a situation only wherein all contractually agreed scientific and commercial events are achieved are as follows:

•

EVT 201: If we enter into a co-funding and/or commercialization agreement with a third party, 20% of all future net payments that we receive from such third party; $60.0 million if we continue development of EVT 201 without an external partner; and

•	EVT 302: $90.7 million if developed for smoking cessation; $83.3 million if developed for other indications only.

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

Revenues generated from contracted services are recognized as the services are rendered. Payments for contracted services are generally paid in advance and recorded as deferred revenue until earned.

Deliverable kind of contracted services and chemical compound sales are recorded as revenue upon delivery if we have received a customer order, the price is determinable and collectability is reasonably assured. We assess collectability based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness. Payments for deliverable kind of contracted services are generally paid in advance and recorded as advanced payments received. Revenue from compound access fees is recognized ratably over the related forecasted service period.

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

When we enter into multiple-element contracts we carefully determine whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria will it represents a separate unit of accounting. We have no refund obligations included in our service agreements.

Impairment of Assets and Goodwill

We are required to test for impairment of our property, plant and equipment and intangible assets in use, whenever events or changes in circumstances indicate that the carrying amount of an asset or assets may not be recoverable. Goodwill, intangible assets with an indefinite useful life and in-process research and development projects not yet completed are tested at least annually in accordance with IAS 36. An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds the greater of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the net present value of future cash flows arising from that asset or cash generating unit. The discount rate used to calculate the value in use is determined to reflect the risks and rewards inherent for that asset or cash generating unit. The determination of the underlying assumptions related to the recovery of long-lived assets, in particular estimates of discounted future cash flows, is subjective and requires the exercise of considerable judgment. Any changes in key assumptions about our business and prospects could result in an impairment charge. Impairments can also occur when we decide to dispose of assets.

A cash generating unit had been subject to an impairment charge in a prior year resulting in a permanent reduction of goodwill allocated to that cash generating unit. The value in use of our cash generating units substantially exceeded their carrying amount at the most recent annual test date of October 1, 2009.

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

Our Supervisory Board regularly consists of six members—as provided in our current articles of association—all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members. Currently our Supervisory Board consists of five members.

The members of the Supervisory Board are elected for terms of up to approximately five years. Each term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected, unless the shareholders’ meeting, when electing the members for the Supervisory Board, decides on shorter terms. Re-election is possible. The term of the current members of the Supervisory Board will expire at the end of the annual general shareholders’ meeting held in the year 2014. Dr Corey Goodman resigned from the Supervisory Board effective January 31, 2010; he will be replaced by a suitable successor in due course.

Our Management Board (Vorstand) currently consists of three members. Under our articles of association, the Supervisory Board determines the size of the Management Board, which must have at least one member under the German Stock Corporation Act.

The statutory maximum term for members of the Management Board is five years. Management Board members may be reappointed.

Our Management Board Members and Supervisory Board Members, and their ages as of April 30, 2010, are as follows:

Management Board Members:

Name	Age	Position
Werner Lanthaler	41	Chief Executive Officer
Mario Polywka	47	Chief Operating Officer
Klaus Maleck	37	Chief Financial Officer

Supervisory Board Members:

Name	Age	Position
Flemming Ørnskov	51	Chairman
Hubert Birner	44	Member
Peter Fellner	66	Member
Mary C. Tanner	58	Member
Werner Wenninger	72	Member (from June 4, 2009)

The following is a brief summary of the background of each of the Management Board Members and Supervisory Board Members:

Dr Werner Lanthaler was appointed Chief Executive Officer of Evotec AG on March 6, 2009. From March 2001 to March 2009 he was Chief Financial Officer at Intercell AG. During his tenure, Intercell developed from a venture-backed biotechnology company into a global vaccine player. Dr Lanthaler played a pivotal role in many of the company’s major corporate milestones including the product approval of Intercell’s Japanese Encephalitis Vaccine, the company’s acquisitions and strategic pharma partnerships, as well as the company’s Initial Public Offering on the Vienna Stock Exchange in 2005. Previously, from 1998 to 2001 Dr Lanthaler served as Director of the Federation of Austrian Industry, and from 1995 to 1998 as Senior Management Consultant at the consulting firm McKinsey & Company. Dr Lanthaler was a member of the Board of Directors of BioXell S.p.A until end of March 2009. He holds a doctorate in economics from Vienna University, earned his Master’s degrees from Harvard University, and holds a degree in Psychology.

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

Dr Mario Polywka is Chief Operating Officer and as such, was appointed as member of the Management Board as of November 1, 2007. He has been a member of our executive committee since 2004. Dr Polywka also currently serves on the Board of Pharminox. Dr Polywka was a Founding Chemist of Oxford Asymmetry International (OAI) in 1991, became Director of Chemistry in 1993 and became a member of the Board of Directors in 1996. In 1999 he was appointed Chief Operating Officer and in 2000 Chief Executive Officer of OAI plc. From 1989 to 1991 he worked as Senior Chemist at Oxford Chirality Ltd., the predecessor to OAI. Dr Polywka received a doctorate from the University of Oxford in Mechanistic Organometallic Chemistry and continued at Oxford with post-doctoral studies on the Biosynthesis of Penicillins. Dr Polywka is a Fellow of the Royal Society of Chemistry.

Dr Flemming Ørnskov has been Chairman of the Supervisory Board of Evotec since August 2008. He is a well known executive with extensive experience within the pharmaceutical industry. As Global President of Pharmaceuticals at Bausch & Lomb, Dr Ørnskov is responsible for the company’s prescription ophthalmic pharmaceuticals and generics, as well as its OTC business. Most recently, Dr Ørnskov was CEO and President of LifeCycle Pharma, an emerging cardiovascular and transplantation specialty company. Prior, he served as CEO and President of biotech start-up Ikaria, Inc., which was sold to a private equity company within a year of him taking office. From 2002 to 2005, he was President of the Ophthalmics Business Unit for Novartis and from 2001 to 2002, he led Novartis’ U.S. cardiovascular franchise. Prior to joining Novartis, Dr Ørnskov held multiple leadership positions at Merck & Co. Dr Ørnskov serves on several boards, and is Chairman of the board for Santaris Pharma A/S and Astion Pharma A/S. Dr Ørnskov received a MD degree from the University of Copenhagen, a MBA degree from INSEAD and a Master of Public Health degree from Harvard University.

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

Dr Walter Wenninger has been a member of the Supervisory Board of Evotec since June 2009. He has profound experience in strategic management, research and development and sales and marketing from leading positions in the international pharmaceutical industry. His career includes more than 30 years at Bayer AG where he held top-executive management positions within the lifescience business in Europe and the United States. From 1994 to 2000 Dr Wenninger served as a member of the Management Board of Bayer AG responsible for the healthcare sector. Following his retirement at Bayer, he has been involved in corporate development of several life science organizations. He is a member of the Executive Committee of the German Cardiac Research Foundation, the Executive Committee of the Robert-Koch-Foundation, and was a longtime member of the Board of Trustees of the German Cancer Research Center. Dr Wenninger currently serves on the boards of various other European pharmaceutical and biotechnology companies including Noxxon Pharma AG, Paion AG, Recordati S.p.A. and Santaris Pharma A/S.

Compensation of Directors and Officers

Management Board

The remuneration paid to the members of the Management Board in 2009, totaled T€1,201 (2008: T€1,264) of which T€395 (2008: T€357) was variable remuneration. Fixed remuneration includes base salaries, contributions to personal pension plans, premiums for accident and accidental death insurances as well as the benefit derived from the use of company cars. The variable remuneration of the Management Board is based on a bonus scheme designed by the Remuneration Committee of the Supervisory Board and is then approved by the Supervisory Board. The scheme for the variable portion of the remuneration paid in 2010 relating to the 2009 fiscal year was based on the following criteria:

	Achievement of defined milestones	Achievement of budget financial targets	Achievement of defined Personal objectives
	%	%	%
Dr Werner Lanthaler*	80.0	20.0	—
Dr Klaus Maleck	72.0	18.0	10.0
Dr Mario Polywka	72.0	18.0	10.0

*	Joined Evotec on March 6, 2009.

Dr Mario Polywka and Dr Klaus Maleck were granted an extra bonus (which is included in the variable remuneration mentioned above) paid out in 2009 as compensation and incentive for jointly leading the Company during the period of vacancy of the CEO position until Dr Werner Lanthaler joined Evotec in March 2009.

The variable portion of the remuneration paid out in 2009 was based on the achievement of defined milestones, the achievement of budgeted financial targets and the achievement of personal objectives during 2008.

In addition to their fixed and variable remuneration, the members of the Management Board received a total of 700,000 stock options to purchase our ordinary shares in 2009 (2008: 600,000) under our stock option plans. The options granted in 2009 are subject to the stipulations of the Option Plan 2008 and 2007 and may be exercised after three years if the conditions of this plan are met.

	2009 Fixed remuneration	2009 Variable remuneration		2009 Stock options	2009 Fair value options
	T€	T€		No.	T€
Dr Werner Lanthaler*	295	—		500,000	287
Dr Klaus Maleck	243	74		100,000	123
Dr Mario Polywka	268	321	**	100,000	123

Total	806	395		700,000	533

*	Joined Evotec on March 6, 2009
**	Includes a onetime retention bonus of T€ 225.

	2008 Fixed remuneration	2008 Variable remuneration	2008 Stock options	2008 Fair value options
	T€	T€	No.	T€
Jörn Aldag*	376	217	400,000	188
Dr Klaus Maleck	215	48	100,000	47
Dr Mario Polywka	311	97	100,000	47

Total	902	362	600,000	282

*	Resigned on December 31, 2008.

The individual contracts of the Management Board members contain a change-of-control clause, which would allow them to terminate their current contracts in the event of a change-of-control. A change-of-control occurs when a new investor assumes more than 30% of the shares of the Company. Upon contract termination, Dr Maleck and Dr Polywka are entitled to severance payments of one year’s base salary plus bonus, calculated on the basis of the prior year’s remuneration, while Dr Lanthaler is entitled to two years base salary, but no more than the total remuneration due for the remaining term of the contract. We have a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of our subsidiary companies. The insurance expense totaled T€180 in 2009 (2008: T€179), and was paid by us.

When Jörn Aldag resigned as our President and Chief Executive Officer and from our Management Board in December 2008, we entered into a non-competition agreement with him exceeding the regular duration of his service agreement. We also agreed to pay him a lump-sum payment equivalent to the remuneration that he would have received had his contract expired and not been terminated. No further severance payments were agreed to be paid by us. The exit agreement stipulated gross total payments of approximately €2.0 million to Jörn Aldag, including the bonus for the business year 2008 (€0.3 million). These payments include T€573 fixed and T€805 variable remuneration for the period until his contract would have expired if not terminated as well as T€644 for the non-competition agreement. Of this sum, €1.7 million was paid in early 2009 and the remaining €0.3 million was paid in early 2010. Mr. Aldag retained 947,600 of unvested options granted to him in the past. They continue to be valid, to vest and expire in line with the respective resolutions of the annual general shareholder meetings.

Supervisory Board

The remuneration accrued in 2009 and paid in 2010 to the members of the Supervisory Board as remuneration for the 2009 financial year totaled:

	2009 Cash remuneration	2009 Value of share based remuneration	2009 Total
	T€	T€	T€
Dr Flemming Ørnskov (Chairman)	51.4	34.2	85.6
Hubert Birner (Deputy Chairman until June 4, 2009)	28.7	20.0	48.7
Dr Peter Fellner	18.8	10.0	28.8
Dr Corey Goodman (Deputy Chairman from June 4, 2009)(1)	25.2	15.8	41.0
Mary Tanner	18.8	10.0	28.8
John Walker(2)	10.6	8.5	19.1
Dr Walter Wenninger(3)	16.5	11.5	28.0

Total	170.0	110.0	280.0

(1)	Resigned effective January 31, 2010
(2)	Tenure ended with Annual Shareholder Meeting on June 4, 2009.
(3)	Elected by the Annual Shareholder Meeting on June 4, 2009.

The remuneration accrued for the members of the Supervisory Board in the 2008 financial year and paid out in 2009 totaled:

	2008 Cash remuneration	2008 Value of share based remuneration	2008 Total
	T€	T€	T€
Dr Flemming Ørnskov (Chairman)(1)	12.8	5.1	17.9
Hubert Birner (Deputy Chairman)	23.8	8.8	32.6
Dr Peter Fellner	18.7	7.5	26.2
Dr Corey Goodman(1)	6.4	2.6	9.0
Mary Tanner	18.7	7.5	26.2
John Walker(1)	7.7	2.6	10.3
Prof. Dr Heinz Riesenhuber(2)	24.7	9.9	34.6
Peer Schatz(2)	19.8	7.4	27.2
Dr William Jenkins(2)	9.9	4.9	14.8

Total	142.5	56.3	198.8

(1)	Elected by the Annual Shareholder Meeting on August 28, 2008.
(2)	Tenure ended with Annual Shareholder Meeting on August 28, 2008.

For 2009, the remuneration of each Supervisory Board member amounted to T€15 per year, with the chairman receiving three times that amount and the vice chairman twice that amount. The additional remuneration for a member of a Supervisory Board Committee amounts to T€3.75, for the chairman of those Committees to T€10. The total cash remuneration paid to Supervisory Board members for the financial year 2009 was T€280.0. In addition to the cash remuneration, the members of the Supervisory Board receive payments in the form of Evotec shares. Members of the Supervisory Board receive shares valued at T€10 (chairman three times, vice chairman twice this amount) and Committee chairmen receive additional shares valued at T€10. We have a Directors and Officers (D&O) insurance policy in place for the Management Board, the Supervisory Board, the executive management and the managers of our subsidiary companies. The insurance expense totaled T€180 in 2009 (2008: T€179), and was paid by us.

For the period from December 2008 to June 2009 we entered into a consultancy agreement with a consultancy firm led by Dr Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board. The relating expenses amounted to T€13 in 2008 with relating payables in the same amount as of December 31, 2008. From January 2009 to the termination date the consultancy firm received T€25 per month, in total T€150.

Both Mr. Walker and Dr Goodman received Renovis restricted stock unit awards as compensation for their services to Renovis prior to the merger with us. Under the terms of these awards the restricted stock units for Mr. Walker and Dr Goodman continue to vest as long as they continue to provide services to Renovis or its successor. Membership on our Supervisory Board constitutes such continued service and as such these restricted stock units, which were converted to restricted stock units for Evotec ADSs at the time of the merger, continue to vest through each individual’s applicable vesting date, so long as such individual remains a member of our Supervisory Board. At the close of the merger on May 2, 2008, Mr. Walker had unvested restricted stock units for the equivalent of 58,560 Evotec common shares and Dr Goodman had unvested restricted stock units for the equivalent of 231,320 Evotec common shares which vested in conjunction with their continued service to Evotec latest until December 31, 2009.

After his resignation from the Supervisory Board in August 2008, Professor Dr Heinz Riesenhuber entered into a two-year consultancy agreement with us. Thus we will be able to call upon Professor Dr Riesenhuber’s knowledge and expertise of our business activities and our business environment. The agreed compensation amounts to T€23 in the first 12 months and to T€25 in the last 12 months of the agreement.

Pension Plan

We operate a defined contribution Group Personal Pension Plan (GPPP) and make contributions to employees’ own schemes. The pension charge for the year represents contributions payable by us to the fund (and to employees’ own pension schemes) and totaled T€520 in 2009 (2008: T€645). Contributions of T€68 in 2009 (2008: T€67) were payable to the fund at 2009 year end and are included in provisions. Our contribution rate is determined by the employee’s contribution and their age. In addition, we operate a pension plan for one former member of our Management Board. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. The provision amounted to T€105 and T€104 as of December 31, 2009 and 2008, respectively.

For additional detail, please refer to Note (32) of the Consolidated Financial Statements included in this report.

Board Practices

See additional information regarding the board practices below in Item 10 “Additional Information”.

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee and a Remuneration Committee, which are comprised of the following members:

	Member of Audit Committee		Member of Remuneration Committee
Dr Flemming Ørnskov (Chairman)			X
Hubert Birner	X	(Chair)(1)
Dr Peter Fellner			X
Dr Corey Goodman(3)			X	(2)
Mary Tanner	X
Dr Walter Wenninger(4)	X		X	(Chair)

(1)	Chair from June 4, 2009.
(2)	Tenure as a member of the Remuneration Committee ended with the Annual Shareholder Meeting on June 4, 2009.
(3)	Dr Goodman resigned from the Supervisory Board effective January 31, 2010.
(4)	Elected by the Annual Shareholder Meeting on June 4, 2009.

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

Employees

With the acquisition of RSIPL, which counted 147 employees at year-end, our group-wide headcount increased by about 16% as of December 31, 2009 compared to the end of 2008.

At the same time, we have tightly managed our capacities and reduced headcount in overhead and other areas. With a clear focus on discovery alliances, we have adjusted our research operations by concentrating on our European operations and closing our U.S. facility in South San Francisco, California.

Headcount Analysis by Area as of December 31, 2009 and 2008

	2008	2009
Discovery Alliance Business Hamburg	111	100
Discovery Alliance Business Abingdon (incl. Singapore)	177	178
Discovery Alliance Business Mumbai	—	127
Discovery South San Francisco	48	—
Sales & Administration	82	80
Total Hamburg	145	125
Total Abingdon	210	211
Total Mumbai	—	147
Total South San Francisco	63	2

Total	418	485

In March 2009, we implemented a restructuring plan which resulted in us reducing our workforce by a total of approximately 50 positions across all subsidiaries in the U.S., UK and Germany. Additionally on May 5, 2009, we announced that we were implementing a re-engineering of our drug discovery and development operations. As a consequence of this reorganization an additional 45 positions were eliminated bringing our workforce to a total of below 350, and the U.S. operations of our subsidiary, Renovis, Inc., in South San Francisco, California have been wound down.

Share Ownership

As of April 30, 2010 we had an aggregate of 108,838,715 ordinary shares outstanding. The shares are issued in bearer form. Therefore, it is difficult for us to determine with precision how many shareholders we have or how many ordinary shares a particular shareholder owns. The major shareholders do not have different voting rights from other ordinary shareholders.

The following table shows the beneficial ownership of our ordinary shares by members of our Supervisory and Management Boards as of April 30, 2010:

	No. of shares beneficially owned		Percentage of outstanding shares
Management Board
Werner Lanthaler	414,494		*	*
Dr Klaus Maleck	0		*	*
Dr Mario Polywka	60,000	*	*	*

Supervisory Board
Dr Flemming Ørnskov	15,513		*	*
Hubert Birner	27,897		*	*
Dr Peter Fellner	14,727		*	*
Mary Tanner	62,192		*	*
Dr Walter Wenninger	5,419		*	*
Dr Corey Goodman	450,460	***	*	*

*	In addition to this number of shares beneficially owned, Dr Mario Polywka, member of the Management Board, owns a total of 158,334 options to acquire shares of the company which are exercisable within 60 days of April 30, 2010:

No. of options	Exercise price in Euro	Expiration date
3,334	3.68	May 29, 2017
25,000	2.65	Nov 18, 2014
40,000	2.71	August 30, 2011
40,000	3.19	June 7, 2012
50,000	2.59	December 16, 2011

No other member of the Management Board own options to acquire shares of the company which are exercisable within 60 days of April 30, 2010. No member of the Supervisory Board except Dr Corey Goodman owns any options to acquire shares of the company. Dr Corey Goodman owns no options to acquire shares of the company which are exercisable within 60 days of January 31, 2010 (his resignation date from the Supervisory Board).

**	Less than 1%.
***	Common share equivalents to ADSs as of January 31, 2010 (resignation date)

Dr Birner, a member of our Supervisory Board, is general partner of TVM Capital, an affiliate of TMV Life Science Ventures GmbH & Co. KG, which holds approximately 6.4% of our outstanding ordinary shares as of April 30, 2010. Dr Birner disclaims beneficial ownership of such shares.

The maximum number of shares that can be received by the members of the Management Board and the management team under the provisions of the stock option plans is as follows (as of December 31, 2009):

Name	Stock Option 1999 Plan	Stock Option 2000 Plan	Stock Option 2001 Plan	Stock Option 2005 Plan	Stock Option 2007 Plan	Stock Option 2008 Plan	Total
Dr Werner Lanthaler	—	—	—	—	400,000	100,000	500,000
Mario Polywka	—	10,000	25,000	220,000	100,000	100,000	455,000
Klaus Maleck	10,000	—	5,000	35,000	100,000	100,000	250,000

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

Renovis has established a trust, the Company Trust, in order to hold our ADSs after the merger, that are issuable to holders of Renovis equity awards assumed by us. As of December 31, 2009, there were 823,386 ADSs outstanding related to these assumed equity awards.

Compliance with German Corporate Governance Code

We comply with the German Corporate Governance Code, with three minor exceptions from its recommendations.

A declaration according to Section 161 of the German Stock Corporation Law (Aktiengesetz) was made by the Management Board and the Supervisory Board. This declaration regarding our compliance with the Corporate Governance Code is accessible to the shareholders on our website.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information as of April 30, 2010, concerning the ownership of ordinary shares of each holder of greater than 5% ownership, and is based on 108,838,715 ordinary shares outstanding on such date. None of these holders have any different voting rights than other holders of our ordinary shares.

Name and Country of Residence	Shares Beneficially Owned Number	Percent Ownership
TVM V Life Science Ventures GmbH & Co. KG, Germany	6,934,292	6.4%
ROI Verwaltungsgesellschaft mbH, Germany	15,703,902	14.4%

Our ordinary shares are traded on the Frankfurt Stock Exchange in Germany. Our ADSs, each of which represents two of our ordinary shares, were traded on the NASDAQ Global Market in the United States until November 30, 2009, at which time we voluntarily delisted trading of the ADSs on the NASDAQ Global Market, and are currently traded on the over-the-counter market . A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of April 30, 2010, our current officers and directors as a group beneficially owned 600,242 ordinary shares or 0.55% of our then outstanding ordinary shares.

B. Related Party Transactions

According to IAS 24 “Related Party Disclosures” we disclose related party transactions where our Supervisory Board members and Management team members have significant influence on companies with which we work in the ordinary course of business (the figures reflect the total group):

The spouse of Mary Tanner was Vice Chairman of Lehman Brothers, Inc. (Lehman). Lehman represented and advised us with respect to the acquisition of Renovis, Inc. (since 2007). The relating capitalized expenses amounted to T€0 in 2009. The amount of the related payables was T€837 as of December 31, 2009.

We entered into a consultancy agreement with Dr. Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board, which ended in June 2009. The relating expenses amounted to T€150 in 2009 with relating payables as of December 31, 2009 in the amount of T€0.

After his resignation from the Supervisory Board in August 2008, Professor Dr Heinz Riesenhuber entered into a two-year consultancy agreement with us. The agreed compensation amounted to T€22.5 in the first 12 months and to T€25.0 in the last 12 months of the agreement.

We, including our subsidiaries, have recorded no revenues with related parties in 2009.

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

	Evotec AG Ordinary Shares
	High	Low
2005
Annual	€3.57	€2.42
2006
Annual	€4.88	€2.40
2007
Annual	€4.39	€2.02
2008
First Quarter	€2.37	€1.57
Second Quarter	1.83	1.06
Third Quarter	1.57	0.99
Fourth Quarter	1.19	0.65
Annual	2.37	0.65
2009
First Quarter	€0.89	€0.54
Second Quarter	1.00	0.58
Third Quarter	1.69	0.98
Fourth Quarter	2.45	1.61
Annual	2.45	0.54
2010
First Quarter	€2.27	€1.81
May 2010	2.09	1.82
April 2010	2.12	1.82
March 2010	2.15	1.90
February 2010	2.18	1.86
January 2010	2.27	1.81
December 2009	2.40	2.09

The table below sets forth, for the periods indicated, the high and low intraday per share prices of Evotec ADSs traded on the NASDAQ Global Market from May 6, 2008 until November 30, 2009 under the symbol “EVTC” and on the over-the-counter (OTC) market from November 30, 2009 to the present under the trading symbol “EVTCY.” The OTC market is a significantly more limited market than NASDAQ, and as a result trading volume in the ADSs may be limited and investors may not have sufficient liquidity. Prices are rounded to the nearest USD cent.

	Evotec AG ADSs
	High		Low
2008
First Quarter	$	*	$	*
Second Quarter (from May 6, 2008)		4.69		3.26
Third Quarter		4.40		2.56
Fourth Quarter		3.16		1.47
Annual		4.69		1.47
2009
First Quarter		$2.23		$1.18
Second Quarter		2.75		1.52
Third Quarter		4.91		2.36
Fourth Quarter		7.49		4.53
Annual		7.49		1.18
2010
First Quarter		$6.40		$4.89
May 2010		5.15		4.50
April 2010		5.60		4.95
March 2010		5.58		5.13
February 2010		5.76		5.00
January 2010		6.40		4.89
December 2009		6.79		5.64

*	Evotec ADSs started trading on May 6, 2008.

Item 10.    Additional Information

Set forth below is a summary of certain information relating to certain provisions of our articles of association and relevant German law. This summary is not complete and is qualified in its entirety by reference to our articles of association and German law in effect at the date of this Annual Report on Form 20-F.

Board Organization

As required by the German Stock Corporation Act (Aktiengesetz), we have a two-tier board system consisting of our Management Board (Vorstand) and our Supervisory Board (Aufsichtsrat). Our Management Board is responsible for managing the company and representing us in our dealings with third parties, while our Supervisory Board appoints and removes the members of our Management Board and oversees the management of the company. German law prohibits our Supervisory Board from making management decisions. The rules of procedure for our Management Board, as adopted by our Supervisory Board, provide that some actions and business measures by the Management Board require prior approval by our Supervisory Board.

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

Our Supervisory Board regularly consists of six members—as provided in our current articles of association—all of whom are elected by the shareholders by a simple majority of the votes cast at a shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. The Supervisory Board appoints a chairman and one or more vice-chairmen from among its members.

The members of the Supervisory Board are elected for terms of up to approximately five years. Each term expires at the end of the annual general shareholders’ meeting after the fourth fiscal year following the year in which the Supervisory Board was elected, unless the shareholders’ meeting, when electing the members for the Supervisory Board, decides on shorter terms. Re-election is possible. The term of the current members of the Supervisory Board will expire at the end of the annual general shareholders’ meeting held in the year 2014. Dr Corey Goodman resigned from the Supervisory Board effective January 31, 2010; he will be replaced by a suitable successor in due course.

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

Shareholders’ Proposals

According to the German Stock Corporation Act (Aktiengesetz), one or more shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital are entitled to request that a general shareholders’ meeting be called. Shareholders holding ordinary shares representing an aggregate of at least 5% of the issued share capital or holding shares in an aggregate nominal amount of at least €500,000 are entitled to require that a matter be placed on the agenda of the general shareholders’ meeting for resolution. The requests must be made in writing stating the purpose and the reasons therefore and must be addressed to the Management Board (Vorstand) as representative of the company. A proper request shall be published together with the notice of the shareholders’ meeting and the agenda in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger), or, if a request was made after the publication of the notice and agenda, shall be published separately within ten days after the notice was published. In addition, each shareholder may also submit, at or prior to the shareholders’ meeting, counter proposals to the proposals submitted by the Management Board and the Supervisory Board. Under certain circumstances, such counter proposals must be published in the electronic version of the German Federal Gazette prior to such shareholders’ meeting.

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

We maintain insurance for the members of our Management Board and Supervisory Board with certain deductibles as stipulated by the German Stock Corporation Act (Aktiengesetz) and with respect to the Supervisory Board, as provided by our articles of association.

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

Share Repurchases by Us

German law allows a stock corporation (Aktiengesellschaft) like us to acquire its own shares on the basis of an authorization by the shareholders within the preceding up to 5 years and which sets forth the lowest and the highest price for the shares, as long as it acquires no more than 10% of its issued shares; the purpose of the acquisition by us of our own shares may not be trading in our own shares and resales must be made either on the stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to subscription rights relating to a capital increase. Further, we may purchase our own shares for certain defined purposes (e.g. if the acquisition is necessary to avoid severe and immediate damage to us, if the shares are to be offered for purchase to persons who are or were in an employment relationship with us or an affiliate or if the acquisition is made to compensate shareholders in connection with the German Transformation Act (Umwandlungsgesetz)). We have been authorized by a shareholders’ resolution adopted on June 4, 2009 to repurchase shares for Supervisory Board remuneration.

Listing Information

Our ordinary shares are listed on the Prime Standard segment of the Frankfurt Stock Exchange under the symbol “EVT.” The ISIN International Securities Identification Number of the ordinary shares is DE 000 566 480 9. Our ADSs, each of which represents two of our ordinary shares, were listed on the NASDAQ Global Market from May 6, 2008 until November 30, 2009 under the symbol “EVTC”, at which time we voluntarily delisted trading of the ADSs on the NASDAQ Global Market. Our ADSs currently trade on the over-the-counter market under the trading symbol “EVTCY.”

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

This summary is based in part on the representations and covenants of the parties to the deposit agreement and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Any breach of such representations or covenants or failure to perform such obligations could have a material effect on the U.S. federal income tax treatment of acquiring, holding, and disposing of our ADSs.

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

Effective for tax years beginning after March 18, 2010, Code section 6038D requires that individuals who are U.S. Holders and who hold “specified foreign financial assets” (as defined), including a foreign corporation’s ADSs, whose aggregate value exceeds $50,000 during the tax year (and which assets are not held in an account maintained by a U.S. “financial institution”, as defined) must attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty.

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

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

Our only exposure to market risk for changes in interest rates is in connection with our available-for-sale financial assets and borrowings. The primary objective of our cash investment activities is to simultaneously preserve principal and maximize interest income without significantly increasing risk. To minimize risk, we maintain our portfolio of cash and cash equivalents and available-for-sale financial assets in a variety of interest-bearing instruments, including money market funds. We do not consider our current exposure to risks for changes in interest rates to be material. Please see also Note (29) to the Consolidated Financial Statements included in this report.

Foreign Currency Exchange Rate Risk

Overview

We, with all financial instruments recorded at December 31, 2009, are exposed to currency risks associated with the U.S. Dollar and UK Sterling due to financial instruments held in currencies which are not in our functional currency, the Euro. Our subsidiaries situated in the United Kingdom, in the United States and in India are additionally exposed to currency risks associated with the Euro in relation to their functional currency. Please see also Note (29) and Note (30) to the Consolidated Financial Statements included in this report.

In 2009, our primary foreign currency risk related to changes in the exchange rate of the U.S. Dollar and the UK pound Sterling versus the Euro.

We are exposed to translation risk because a significant percentage of our revenues and expenses are realized and incurred in currencies other than the Euro, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the Euro. We are exposed to transaction risk because it generates revenues in foreign currencies while our consolidated entities incur costs in their respective local functional currencies. As a result, there are receivables denominated in a foreign currency. Please see also Note (30) to the Consolidated Financial Statements included in this report.

Translation Risk

Our UK operations represent a substantial portion of our operations. The UK operations are translated into Euros for inclusion in our Consolidated Financial Statements. Thus, a decline in the value of the UK pound Sterling against the Euro would negatively affect our revenues and positively affect expenses in the Consolidated Income Statement reported in Euros even if the subsidiary’s result in local currency did not change.

Our U.S. operations represented a substantial portion of our research and development activities until May 2009. The U.S. operations were translated into Euros for inclusion in our Consolidated Financial Statements. Thus, a decline in the value of the U.S. Dollar against the Euro would have negatively affected our revenues and positively affected expenses in the Consolidated Income Statement reported in Euros even if the subsidiary’s result in local currency had not changed.

After the acquisition of RSIPL, our Indian operations represent a material portion of our operations. The Indian operations are translated into Euros for inclusion in our Consolidated Financial Statements. Thus, a decline in the value of the Indian Rupee against the Euro would negatively affect our revenues and positively affect expenses in the Consolidated Income Statement reported in Euros even if the subsidiary’s result in local currency did not change.

In addition, the investments in the UK, the U.S. and the Indian subsidiaries are subject to exchange rate risk which is directly reflected in equity.

Transaction Risk

We are exposed to transaction risk because of expenses denominated in UK pound Sterling which cannot be offset against revenues in the same currency. The transaction risk due to revenues denominated in U.S. Dollars declined because of the natural hedge effect from counteracting research and development expenses in the U.S. With the wind down of our U.S. operations the natural hedge effects decrease. Accordingly, changes of the exchange rate of the U.S. Dollar against UK pound Sterling or Euro as well as the UK pound Sterling against the Euro can significantly affect our results of operations depending upon the size of offsetting currency effects from natural hedging. In attempting to mitigate our exposure to foreign currency transaction risks, we periodically enter into agreements to obtain or sell foreign currencies at specified rates based on expected future cash flows for the respective currency.

Currency exchange rates were again volatile during 2009. The U.S. Dollar continued to be strongly volatile against the Euro, but over the year this had only a minor impact on reported revenues compared to 2008. The weak UK Sterling against the Euro during 2009 in comparison with last year positively affected the cost base of the UK operations.

Concentration of Credit Risk

Although we have a policy of entering into collaboration and licensing transactions only with highly reputed, financially sound counterparts, we are exposed to credit risk from our trade debtors as our collaborations and licensing revenues arise from a relatively small number of transactions.

Credit risk arises from the potential failure of a counterparty to meet its contractual obligations. We are exposed to counterparty risk primarily with respect to trade accounts receivables. Our policy is to manage these risks by having a number of geographically diverse customers and review of the counterparty’s creditworthiness. In addition, we are exposed to concentrations of credit risk due to investments in money market funds, which are classified on our Consolidated Statement of Financial Position as available-for-sale. Although we monitor the credit quality of the financial institutions where we hold bank accounts, cash balances and securities, we are exposed to concentrations of credit risk that arise from these holdings.

Item 12.    Description of Securities other than Equity Securities

Item 12D.    American Depositary Shares

12D.3 Depositary Fees and Charges

Our American Depositary Shares, or ADSs, each representing two of our ordinary shares, were traded on the NASDAQ Global Market (“NASDAQ”) from May 6, 2008 until we voluntarily delisted trading of the ADSs on NASDAQ effective November 30, 2009. The ADSs are now traded on the over-the-counter market. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by JPMorgan Chase Bank, N.A. as Depositary under the Deposit Agreement dated as of April 15, 2008 between Evotec AG, JPMorgan Chase Bank, N.A. and holders of ADRs. ADR holders may have to pay the following fees and charges to the Depositary:

Category	Depositary actions	Associated fee or charge

Depositing or substituting the underlying shares	Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by the Company or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

Up to U.S. $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

Category	Depositary actions	Associated fee or charge
Receiving or distributing dividends	Cash distributions made pursuant to the deposit agreement	U.S. $0.02 or less per ADS

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	U.S. $5.00 for each 100 ADSs (or portion thereof)

Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities

U.S. $5.00 for each 100 ADSs (or portion thereof) surrendered, cancelled or reduced (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

Transferring, combination or split-up of receipts	Transfer, combination and split-up of ADRs	U.S. $1.50 per ADR

General depositary services, particularly those charged on an annual basis	Services performed by the depositary in administering the ADRs	Up to U.S. $0.05 per ADS per calendar year, payable at the sole discretion of the depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

Category	Depositary actions	Associated fee or charge
Fees and expenses of the depositary

Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders, including in connection with:

compliance with foreign exchange control regulations or any law or regulation relating to foreign investment stock transfer or other taxes and governmental charges

cable, telex and facsimile transmission and delivery charges fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars any other charge payable by the depositary or the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary)

Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash dividends or other cash distributions

12D.4 Depositary Payments to us for 2009

In the year ended December 31, 2009, our Depositary, JPMorgan Chase Bank, made a payment to us of U.S. $31,389.73 as reimbursement for certain expenses in relation to our ADR program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.    Controls and Procedures

(a) Disclosure Controls and Procedures

Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, and have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act. is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our chief executive and chief financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2009, our internal control over financial reporting is effective. From internal assessments no material weaknesses were identified and detected deficiencies were remediated immediately.

(c) Attestation Report of the Independent Registered Public Accounting Firm

KPMG AG Wirtschaftsprüfungsgesellschaft, the independent registered public accounting firm that audited our Consolidated Financial Statements has also audited the effectiveness of Evotec’s internal controls over financial reporting as of December 31, 2009. Their report is included in this Annual Report on Form 20-F on page 88.

(d) Changes in Internal Control over Financial Reporting

The assessment of effectiveness of internal controls over financial reporting by management as of December 31, 2009 was the initial assessment by the Company. There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of Evotec’s internal controls over financial reporting was audited by its independent registered public accounting firm as of December 31, 2009. The audit has not led to any qualifications.

Item 16A.     Audit Committee Financial Expert

The Supervisory Board has designated Dr Hubert Birner as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr Birner is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

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

At our 2009 Annual General Meeting of Shareholders held on June 4, 2009, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) to serve as our auditors for the fiscal year ended December 31, 2009. Set forth below are the total fees expensed, on a consolidated basis, by KPMG, for providing audit and other professional services in each of the last two fiscal years:

	2009	2008
	T€	T€
Audit fees	304	553
Audit-related fees	130	88
Tax fees	38	69
All other fees	17	6

Total	489	716

Audit fees consist of fees and expenses billed for the annual audit of our consolidated financial statements as well as the financial statements of the legal entities in the group. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities and Exchange Commission.

Audit-related fees in 2009 mainly consist of the required audit of the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

Tax fees include fees and expenses billed for assistance on the preparation of tax returns and assistance in connection with tax audits, tax advice and tax advice related to mergers and acquisitions.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 10, 2009, we purchased 59,865 of our own shares at price per share of Euro 0.728. The purchase was not part of a publicly announced program. The purchased shares were distributed to the members of our Supervisory Board as part of their remuneration under the authorization granted by the AGM of Evotec AG on August 28, 2008. For details of Supervisory Board remuneration, see Item 6 of this Form 20-F.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

INDEX TO FINANCIAL STATEMENTS

Evotec AG and Subsidiaries

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Supervisory Board

Evotec AG:

We have audited the accompanying consolidated statements of financial position of Evotec AG and subsidiaries (“Evotec” or “the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. We also have audited Evotec’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Evotec’s management is responsible for these consolidated financial statements, and the financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Evotec AG and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards

Board (IASB). As discussed in note (2), the Company adopted IFRS 3, Business Combinations (revised 2008) and IAS 27, Consolidated and Separate Financial Statements, and changed its accounting for business combinations in 2009 and the presentation of minority interests. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Evotec AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

Hamburg, Germany

June 4, 2010

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 31 DECEMBER

(Euro in thousands, except share data)

	Footnote reference	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	5	32,926	55,064
Investments	5	25,432	29,034
Trade accounts receivables	6	4,510	2,531
Inventories	7	2,425	2,139
Current tax receivables		347	1,373
Other current financial assets	8	1,428	951
Prepaid expenses and other current assets		1,889	1,986

Total current assets		68,957	93,078

Non-current assets:
Long-term investments	9	10	10
Long term investments accounted for using the equity method	9	—	417
Property, plant and equipment	10	19,162	18,468
Intangible assets, excluding goodwill	11	29,010	47,167
Goodwill	11	16,557	13,288
Other non-current financial assets	12	12,903	10,472

Total non-current assets		77,642	89,822

Total assets		146,599	182,900

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term loans	14	9,087	2,579
Current portion of finance lease obligations	15	229	356
Trade accounts payable		4,398	6,371
Accounts payable to related parties	34	837	820
Advanced payments received		129	275
Provisions	16	4,858	6,859
Deferred revenues		5,483	1,238
Current income tax payables	18	244	1,719
Other current financial liabilities		485	609
Other current liabilities	17	695	1,000

Total current liabilities		26,445	21,826

Non-current liabilities:
Long-term loans	14	3,757	8,047
Long-term finance lease obligations	15	132	346
Deferred tax liabilities	18	1,977	1,463
Deferred revenues		1,969	580
Provisions	16	832	779

Total non-current liabilities		8,667	11,215

Stockholders’ equity:
Share capital*	20	108,839	108,839
Additional paid-in capital		648,417	647,163
Accumulated other comprehensive income		(27,478)	(32,762)
Accumulated deficit		(618,904)	(573,381)

Equity attributable to shareholders of Evotec AG		110,874	149,859
Minority interests		613	—

Total stockholders’ equity		111,487	149,859

Total liabilities and stockholders’ equity		146,599	182,900

*	141,171,973 and 141,101,973 shares, 1€ nominal amount, authorised at 31 December 2009 and 2008, respectively 108,838,715 and 108,838,715 shares issued and outstanding in 2009 and 2008, respectively

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER

(Euro in thousands, except share and per share data)

		2009	2008	2007
	Footnote reference			Continuing	Discontinued	Total
				operations
Revenues	21	42,683	39,613	32,885	21,498	54,383
Costs of revenue		24,262	21,977	24,862	16,026	40,888

Gross profit		18,421	17,636	8,023	5,472	13,495
Operating expenses (income)
Research and development expenses	22	20,947	42,537	36,938	—	36,938
Selling, general and administrative expenses		16,695	19,950	17,806	3,135	20,941
Amortisation of intangible assets	11	455	553	2,589	—	2,589
Impairment of goodwill	11	48	20,288	5,819	—	5,819
Impairment of intangible assets	11	18,185	7,295	3,316	—	3,316
Reversal of impairment of property, plant and equipment	10	(395)	—	(589)	—	(589)
Restructuring expenses	23	4,849	132	356	—	356
Other operating income	24	(4,044)	(2,280)	(2,162)	—	(2,162)
Other operating expenses	24	3,980	2,371	2,065	—	2,065

Total operating expenses (income)		60,720	90,846	66,138	3,135	69,273

Operating loss		(42,299)	(73,210)	(58,115)	2,337	(55,778)

Other non-operating income (expense)
Interest income		499	2,955	1,960	164	2,124
Interest expense		(433)	(839)	(483)	(75)	(558)
Gain from equity investments	9	559	—	—	—	—
Loss from equity investments	9	(20)	(242)	(22)	—	(22)
Other income from financial assets	25	167	7,239	528	36,392	36,920
Other expense from financial assets	26	(1,196)	—	—	—	—
Foreign currency exchange loss, net	27	(1,431)	(12,146)	1,578	207	1,785
Other non-operating income		334	279	169	—	169
Other non-operating expense		(999)	(6)	(20)	—	(20)

Total non-operating expense		(2,520)	(2,760)	3,710	36,688	40,398
Loss before taxes		(44,819)	(75,970)	(54,405)	39,025	(15,380)
Current tax expense	18	(363)	(1,911)	(53)	(366)	(419)
Deferred tax expense	18	(315)	(406)	6,405	(1,762)	4,643

Net loss		(45,497)	(78,287)	(48,053)	36,897	(11,156)

thereof attributable to:
Shareholders of Evotec AG		(45,523)	(78,287)	(48,053)	36,897	(11,156)
Minority interest		26	—	—	—	—

Net loss		(45,497)	(78,287)	(48,053)	36,897	(11,156)

Weighted average shares outstanding		106,845,831	95,198,525	71,828,980	71,828,980	71,828,980
Net loss per share (basic and diluted)		(0.43)	(0.82)	(0.67)	0.51	(0.16)

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED 31 DECEMBER

(Euro in thousands)

	Footnote reference	2009	2008	2007
Net loss		(45,497)	(78,287)	(11,156)
Other comprehensive income
Foreign currency translation		4,108	3,992	(8,871)
Revaluation		—	—	(31)
Revaluation of available-for sale securities	12	1,176	(956)	—

Other comprehensive income		5,284	3,036	(8,902)

Total comprehensive loss		(40,213)	(75,251)	(20,058)

Total comprehensive loss attributable to:
Shareholders of Evotec AG		(40,239)	(75,251)	(20,058)
Minority interest		26	—	—

Total comprehensive loss		(40,213)	(75,251)	(20,058)

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER

(Euro in thousands)

	2009	2008	2007
Cash flows from operating activities:
Net loss	(45,497)	(78,287)	(11,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	3,610	4,253	5,985
Amortisation of intangible assets	455	553	2,589
Depreciation of current assets	142	319	368
Change in valuation allowance for current assets	—	—	55
Reversal of depreciation of current assets	(418)	—	—
Depreciation of long-term assets	989	—	—
Reversal of impairment of property, plant & equipment	(395)	—	(589)
Impairment of goodwill	48	20,288	5,819
Impairment of intangible assets	18,185	7,295	3,316
Impairment of property, plant & equipment	478	—	—
Net (gain) loss from equity investments	(539)	242	22
Stock compensation expense	960	1,683	1,024
Non cash foreign exchange loss	1,531	11,814	—
Interest expense (benefit)	29	(2,116)	(1,960)
Gain on sale of current investments	—	(822)	—
Gain on sale of financial assets	(167)	(4,607)	—
Loss on derivatives	1,196	—	—
Gain on derivatives	—	(1,810)	—
Gain on sale of shares in subsidiaries	—	—	(11,692)
Gain on sale of the chemical development business	—	—	(25,227)
Loss on sale of property, plant and equipment	372	5	61
Gain on sale of property, plant and equipment	(1)	(57)	(2)
Deferred tax expense (benefit)	316	406	(4,643)
Decrease (increase) in:
Accounts receivable	(1,712)	1,749	1,165
Inventories	(249)	(146)	1,779
Other assets	507	3,390	(42)
Increase (decrease) in:
Accounts payable	(2,190)	(9,625)	3,709
Advanced payments received	(146)	228	(366)
Deferred revenues	5,531	399	(2,444)
Provisions	(2,099)	218	(483)
Current income taxes payable	281	1,458	344
Other liabilities	(1,132)	608	(358)
Cash received during the year for:
Interest	498	2,955	1,960
Cash paid during the year for:
Interest	(527)	(839)	(370)
Taxes	(1,909)	(832)	(536)

Net cash used in operating activities	(21,853)	(41,278)	(31,672)

Cash flows from investing activities:
Acquisition costs	—	(2,191)	(281)
Purchase of current investments	(22,588)	(29,923)	(16,551)
Purchase of long-term investments	(1,892)	(66)	(1,375)
Purchase of property, plant and equipment	(2,087)	(3,514)	(4,112)
Purchase of intangible assets	(126)	—	(237)
Cash acquired in connection with acquisitions	157	10,706	332
Proceeds from sale of property, plant and equipment	320	67	—
Proceeds from sale of discontinued operations	—	1,980	42,526
Proceeds from sale of shares in associated companies	—	—	500
Proceeds from sale of financial assets	167	4,614	—
Proceeds from sale of current investments	23,972	79,376	496

Net cash provided by investing activities	(2,077)	61,049	21,298

Cash flows from financing activities:
Proceeds from option exercise	278	—	—
Proceeds from capital increase	—	—	147
Transaction costs	—	(2,581)	(1,111)
Proceeds from issuance of loans	4,338	630	6,043
Purchase of own stock	(44)	—	(59)
Repayment of loans	(3,052)	(2,358)	(6,020)

Net cash used in financing activities	1,520	(4,309)	(1,000)

Net (decrease) increase in cash and cash equivalents	(22,410)	15,462	(11,374)
Exchange rate difference	272	1,611	(8,831)
Cash and cash equivalents at beginning of year	55,064	37,991	58,196

Cash and cash equivalents at end of year	32,926	55,064	37,991

Supplemental schedule of non-cash activities:
Acquisition of subsidiaries by issuance of shares	—	58,750	21,129
Additions to finance leases	4	4	218

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED 31 DECEMBER

(Euro in thousands, except share data)

		Share capital				Accumulated other comprehensive income
	Footnote reference	Shares	Amount	Additional paid-in capital	Treasury shares	Foreign currency translation	Revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interests	Total stockholders’ equity
Balance at 1 January 2007		68,078,819	68,079	611,164	(83)	(33,956)	7,060	(483,938)	168,326	(6)	168,320
Capital increase	20	5,726,012	5,726	15,403	—	—	—	—	21,129	—	21,129
Capital increase (stock options)	19	63,616	63	85	—	—	—	—	148	—	148
Stock option plan	19	—	—	1,024	—	—	—	—	1,024	—	1,024
Purchase of treasury shares		—	—	—	(58)	—	—	—	(58)	—	(58)
Transfer of treasury shares		—	—	—	42	—	—	—	42	—	42
Minority interests		—	—	—	—	—	—	—	—	6	6
Total comprehensive income (loss)						(8,871)	(31)	(11,156)	(20,058)	—	(20,058)

Balance at 31 December 2007		73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553	—	170,553
Capital increase	20	34,970,268	34,971	17,804	—	—	—	—	52,775	—	52,775
Stock option plan	19	—	—	1,683	—	—	—	—	1,683	—	1,683
Transfer of treasury shares		—	—	—	99	—	—	—	99	—	99
Total comprehensive income (loss)						3,992	(956)	(78,287)	(75,251)	—	(75,251)

Balance at 31 December 2008		108,838,715	108,839	647,163	—	(38,835)	6,073	(573,381)	149,859	—	149,859
Exercised options from shares in trust	19	—	—	278	—	—	—	—	278	—	278
Stock option plan	19	—	—	976	—	—	—	—	976	—	976
Purchase of treasury shares		—	—	—	(44)	—	—	—	(44)	—	(44)
Transfer of treasury shares		—	—	—	44	—	—	—	44	—	44
Minority interests through acquisition of RSIPL	3	—	—	—	—	—	—	—	—	587	587
Total comprehensive income (loss)						4,108	1,176	(45,523)	(40,239)	26	(40,213)

Balance at 31 December 2009		108,838,715	108,839	648,417	—	(34,727)	7,249	(618,904)	110,874	613	111,487

See accompanying notes to consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED FIXED ASSET MOVEMENT SCHEDULE FOR THE YEAR ENDED 31 DECEMBER 2009

	Acquisition and manufacturing costs							Depreciation, amortisation and writedowns							Net book value
	1 January 2009	Foreign exchange	Additions	Business combination	Disposals	Reclass	31 December 2009	1 January 2009	Foreign exchange	Additions	Disposals	Impairment	Reclass	31 December 2009	31 December 2009	31 December 2008
	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€
I. Intangible assets
1. Patents and licences	5,780	—	—	—	—	—	5,780	4,224	—	313	—	—	—	4,537	1,243	1,556
2. Goodwill	13,288	1,113	—	2,204	48	—	16,557	—	—	—	—	—	—	—	16,557	13,288
3. Developed technology	87,007	1,322	—	102	—	—	88,431	41,396	1,245	24	—	18,185	—	60,850	27,581	45,611
4. Customer list	27,917	1,186	—	299	—	—	29,402	27,917	1,179	120	—	—	—	29,216	186	—

	133,992	3,621	—	2,605	48	—	140,170	73,537	2,424	457	—	18,185	—	94,603	45,567	60,455

II. Property, plant and equipment
1. Buildings and leasehold improvements	9,197	682	425	177	508	—	9,973	4,175	419	1,051	570	(78)	—	4,997	4,976	5,022
2. Plant, machinery and equipment	26,453	1,002	1,259	2,095	1,554	808	30,063	15,275	972	2,718	1,225	(321)	444	17,863	12,200	11,178
3. Furniture and fixtures	6,640	416	342	185	1,418	21	6,186	5,111	376	656	1,374	—	(9)	4,760	1,426	1,529
4. Purchased software	1,172	—	43	4	2	33	1,250	1,072	—	49	2	—	—	1,119	131	100
5. Finance leases	1,780	155	5	15	—	(829)	1,126	1,211	104	1	—	—	(435)	881	245	569
6. Assets under construction	70	8	139	—	—	(33)	184	—	—	—	—	—	—	—	184	70

	45,312	2,263	2,213	2,476	3,482	—	48,782	26,844	1,871	4,475	3,171	(399)	—	29,620	19,162	18,468

The consolidated fixed asset schedule is part of the notes to the consolidated financial statements.

Evotec AG and Subsidiaries

CONSOLIDATED FIXED ASSET MOVEMENT SCHEDULE FOR THE YEAR ENDED 31 DECEMBER 2008

	Acquisition and manufacturing costs							Depreciation, amortisation and writedowns							Net book value
	1 January 2008	Foreign exchange	Additions	Business combination	Disposals	Reclass	31 December 2008	1 January 2008	Foreign exchange	Additions	Disposals	Impairment	Reclass	31 December 2008	31 December 2008	31 December 2007
	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€	T€
I. Intangible assets
1. Patents and licences	5,780	—	—	—	—	—	5,780	3,866	—	358	—	—	—	4,224	1,556	1,914
2. Goodwill	38,978	(5,446)	—	44	20,288	—	13,288	—	—	—	—	—	—	—	13,288	38,978
3. Developed technology	69,413	1,705	—	15,889	—	—	87,007	34,101	—	—	—	7,295	—	41,396	45,611	35,312
4. Customer list	27,917	—	—	—	—	—	27,917	27,722	—	195	—	—	—	27,917	—	195

	142,088	(3,741)	—	15,933	20,288	—	133,992	65,689	—	553	—	7,295	—	73,537	60,455	76,399

II. Property, plant and equipment
1. Buildings and leasehold improvements	10,819	(2,495)	419	454	—	—	9,197	4,441	(1,227)	961	—	—	—	4,175	5,022	6,378
2. Plant, machinery and equipment	23,994	(3,092)	2,514	2,364	148	821	26,453	14,896	(2,166)	1,958	140	—	727	15,275	11,178	9,098
3. Furniture and fixtures	7,573	(1,298)	399	202	568	332	6,640	6,167	(1,202)	696	564	—	14	5,111	1,529	1,406
4. Purchased software	1,120	—	52	—	—	—	1,172	1,017	—	55	—	—	—	1,072	100	103
5. Finance leases	3,146	(629)	4	—	—	(741)	1,780	1,980	(416)	388	—	—	(741)	1,211	569	1,166
6. Assets under construction	410	(36)	79	29	—	(412)	70	—	—	—	—	—	—	—	70	410

	47,062	(7,550)	3,467	3,049	716	—	45,312	28,501	(5,011)	4,058	704	—	—	26,844	18,468	18,561

The consolidated fixed asset schedule is part of the notes to the consolidated financial statements.

Evotec AG and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business description and basis of presentation

Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany and subsidiaries (“Evotec” or the “Company”) is a drug discovery and development company focused on providing integrated and innovative drug discovery services and alliances to the pharmaceutical and biotechnology industry. In addition, Evotec has a small number of its own drug candidates at various stages of development either partnered or available for partnering. Evotec provides innovative and integrated solutions to the pharmaceutical and biotechnology industry from target to clinical development through a range of capabilities and capacities, including early-stage assay development and screening, fragment-based drug discovery through to medicinal chemistry and in vivo pharmacology. In its proprietary projects, Evotec is developing new treatments for diseases related to neuroscience, pain and inflammation. The Company’s Chemical Development Business, sold effective 30 November 2007, is shown in the discontinued operations.

Evotec was founded on 8 December 1993 as EVOTEC BioSystems GmbH. Evotec completed an initial public offering in Germany on 10 November 1999 on Frankfurt Stock Exchange under the trading symbol “EVT”. On 5 May 2008, Evotec became listed on the NASDAQ Global Market in the US under the trading symbol “EVTC”. Effective 30 November 2009 Evotec voluntarily delisted from the NASDAQ Global Market in the US.

All amounts herein are shown in thousands of Euro (T€), unless indicated otherwise. The Euro is the functional currency of the Company.

On 4 June 2010 the Management Board authorised the consolidated financial statements for issue.

(2) Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments as well as available-for-sale financial instruments, which are measured at fair value. The following is a summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Evotec and all companies which are under its control. All intercompany transactions and balances have been eliminated in consolidation. Because of the sale of the Chemical Development Business which includes Evotec (Scotland) Ltd., Glasgow, UK, and also a part of Evotec (UK) Ltd. operations, effective 30 November 2007, the consolidated financial statements of 2008 and 2007 are not fully comparable.

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

Non-derivative financial instruments

Non-derivative financial instruments consist of certain long-term and short-term investments, trade accounts and other receivables, cash and cash equivalents, loans, finance lease obligations, trade accounts and other payables. These instruments are recognised if Evotec becomes party to the contractual provisions of the financial instrument. Evotec accounts for financial assets at settlement date.

Financial assets are derecognised if either the rights to the cash flows arising from the instrument have expired or substantially all risk and rewards attributable to the instrument have been transferred. Financial liabilities are derecognised if the obligations have expired or have been discharged or cancelled.

At initial recognition, non-derivative financial instruments are measured at fair value plus transactions costs unless the financial instruments are classified at fair value through profit and loss. The Company does not have any non-derivative financial instruments classified at fair value through profit and loss. The subsequent measurement of the financial instruments at Evotec depends on the designation of the financial instruments to the following categories as defined in IAS 39:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Financial instruments of this category are measured at amortised cost using the effective interest method less any impairment losses. Loans and receivables include trade accounts and other receivables.

Available-for-sale financial assets

Evotec’s long-term and short-term investments, unless accounted for under the equity method in accordance with IAS 28 or as held-to-maturity investments, are classified as available-for-sale financial assets. Available-for-sale financial assets are measured at fair value at the balance sheet date or, if this value cannot be determined, at cost. Unrealised gains and losses resulting from changes in fair value are reported in equity, net of any tax effect. Changes in fair value are not recognised in the income statement until the asset is sold or until an impairment loss is recorded. Investments that qualify as equity instruments are measured at cost if their fair value cannot be determined based on quoted prices or by reference to the current fair value of comparable instruments, or by using appropriate pricing models (in cases where cash flows are volatile or cannot be reliably determined).

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that are quoted in an active market. If Evotec has the intent and ability to hold long-term and short-term investments to maturity, those assets are classified as held-to maturity. Held-to maturity financial assets are initially measured at fair value plus transactions costs. Subsequent to the initial recognition held-to-maturity investments are measured at amortised cost using the effective interest method less any impairment losses.

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

Derivative financial instruments are recognised initially and subsequent to initial recognition at fair value. Accounting for the change in fair value of derivatives depends on whether they are designated as hedging instruments and qualify as part of a hedge relationship under IAS 39. If these conditions are not met, even if there is an economic hedge relationship with an underlying transaction, changes in fair value of the derivatives are recognised directly in the income statement.

Evotec’s foreign currency derivative financial instruments are economic hedges, however, they are not accounted for as hedges in accordance with IAS 39. Therefore, all changes in the fair value of the foreign currency derivative financial instruments are recognised in foreign currency exchange gains and losses.

Basis for determining fair values of financial instruments

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments.

The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date unless the available-for-sale financial assets are unquoted equity instruments or financial assets without an active market.

Unquoted equity instruments are measured at cost. Available-for-sale financial assets without an active market are estimated using a valuation technique based on assumptions that are not supported by prices from observable markets.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then the fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Unless otherwise reported, the fair values of financial instruments equal the carrying amounts.

Inventories

In accordance with IAS 2, inventories are valued at the lower of cost or net realisable value, with cost being generally determined on the basis of an average method. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Costs consist of purchased component costs and manufacturing costs, which are comprised of direct material and labour costs and systematic allocated costs. Costs are removed from inventories to costs of revenue based on specific identification.

Property, plant and equipment

Property, plant and equipment acquisitions, including leasehold improvements, are recorded at cost less any vendor rebates. Leased property, plant and equipment meeting certain criteria are capitalised and the present value of the related lease payments are recorded as a liability.

Depreciation of property, plant and equipment, which includes depreciation of assets under finance leases, is calculated using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life. The useful lives are as follows:

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

Intangible assets, excluding goodwill

Intangible assets, excluding goodwill, consist of separately identified intangible assets such as developed technologies, customer lists and patents, which were acquired in business combinations, purchased licenses and patents.

Intangible assets with definite useful lives are recorded at cost and are amortised using the straight-line method over the estimated useful lives of the assets:

Developed technologies	3 – 5 years
Customer list	2 – 5 years
Patents and licenses	15 years or shorter life

Developed technologies acquired in the business combinations with ENS Holdings, Inc. (ENS) and Renovis, Inc. are not amortised until the intangible assets are likely to generate benefits and tested for impairment at least annually.

The amortisation period and method is reviewed at each balance sheet date.

Goodwill

Goodwill acquired in a business combination is recognised as an asset representing any value attributed to items that cannot be individually identified and separately recognised at the acquisition date. The Company recognises separately the acquired identifiable assets, liabilities and contingent liabilities at the acquisition date. Goodwill is measured at cost less accumulated impairment losses until 2008. With the early adoption of the revised IFRS 3 starting 1 January 2009, the Company measures the goodwill at acquisition-date fair value plus the acquisition-date fair value of Evotec’s previously held equity interests in this business combination.

The Company’s goodwill results mainly from its acquisition of Oxford Asymmetry International plc. in October 2000. Additional goodwill acquired in a business combination has arisen from the acquisition of ENS in May 2005 and from the acquisition of Renovis, Inc in May 2008, which was fully impaired in 2009. The balance sheet as of 31 December 2009 includes an additional goodwill acquired in a business combination from the acquisition of Research Support International Private Limited (RSIPL) in August 2009.

Discontinued operations

The discontinued operation is a component of the Company being disposed of, and represents a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations. From the date of the decision to dispose a major line of business onwards, the assets and liabilities relating to discontinued operations are separately disclosed in the balance sheet. The relating income and expenses for discontinued operations are retrospectively separated in the income statement. The Company decided in the third quarter of 2007 to dispose of the Chemical Development Business. Due to the decision of disposing these major line of business all data presented in the income statement 2007 shows this business as discontinued operations. Discontinued operations are described on the face of the income statement and in Note 13.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits associated with the transaction will flow to the Company based upon the performance requirements of the respective agreements.

Revenues generated from contracted services are recognised as the services are rendered. Payments for contracted services are generally paid in advance and recorded as deferred revenue until earned.

Deliverable kind of contracted services and chemical compound sales are recorded as revenue upon delivery if the Company has received a customer order, the price is determinable and collectibility is reasonably assured. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the customer’s credit-worthiness. Payments for deliverable kind of contracted services are generally paid in advance and recorded as advanced payments received. Revenue from compound access fees is recognised rateably over the related forecasted service period.

Revenue under long-term collaborative agreements includes, but is not limited to, the following:

1.	Database Access Fees—revenue from database access fees is recognised ratably over the related contract period.

2.	Research Payments—revenue from research payments finances both direct costs incurred in connection with the Company’s ongoing research and development activities and indirect costs incurred as part of an allocation of certain other administrative expenses. Revenue from research payments is recognised rateably over the related forecasted research period as services are provided.

3.	Success Payments—revenue contingent upon the attainment of certain milestones is recognised in the period the milestone is successfully achieved. This typically occurs when the Company’s contract partner agrees that the requirements stipulated in the agreement have been met.

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

Under the terms of various contractual arrangements, Evotec receives royalty payments, which are incremental to the other company’s respective product sales. Royalty income of T€ 2,165 in 2009, T€ 810 in 2008 and T€ 1,628 from continuing operations in 2007 is included in revenue. Additionally the Company might receive sales milestones. Such income is included in revenue in the amount of T€ 1,000 and T€ 0 in 2009 and 2008, respectively, as well as T€ 0 from continuing operations in 2007.

Interest income and expense

Interest is recorded as expense or income in the period to which it relates. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

Interest income and expense are recognised in the income statement as it occurs, using the effective interest method.

Evotec has no qualifying assets according to the revised IAS 23 and therefore does not capitalise interest expenses.

Income taxes

Income taxes comprise the current taxes on income in the individual countries as well as the deferred taxes. Income taxes are recorded in the income statement except for those items recorded directly in stockholders’ equity.

Under the liability method, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as for tax loss carry forwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realised or settled based on enacted or substantially enacted tax rates.

The effect on deferred tax assets and liabilities of a change in tax rates is recognised in the period that includes the date of enactment or substantial enactment. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realised. Deferred tax assets are not recognised to the extent that it is not probable that the related tax benefit will be realised.

Research and development

Research and development costs that are generated for internal projects are capitalised or expensed depending on whether the expenditure incurred falls under the classifications of research or development expenditure given by IAS 38. When it is not certain that research and development projects will generate probable future economic benefits to the Company, such costs are expensed as incurred. Those projects which are expected to generate probable future economic benefits are capitalised as an intangible asset and amortised if all criteria set out in IAS 38 are met. This principle is also used for the accounting of developed software. However, the software included in property, plant and equipment consists only of purchased software. Evotec did not capitalise any research and development costs in 2009, 2008 and 2007.

Research and development costs that are acquired in a business combination are capitalised when those research and development projects are expected to generate probable future economic benefits to the Company. Research and development costs acquired in a business combination are not amortised until they are likely to generate benefits.

The Company receives grants from government authorities for the support of specific research and development projects. The grants are requested when qualifying expenses have been incurred and are recognised as a reduction of research and development expense when they are received. No grants were received for capitalised development expenditures. The amounts recognised as a reduction of the Company’s research and development expense were T€ 11 in 2009, T€ 20 in 2008 and T€ 169 from continuing operations in 2007.

Under the terms of the grants, governmental agencies generally have the right to audit qualifying expenses submitted by the Company.

Translation of foreign currency denominated transactions and foreign operations

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

Impairment of long-lived assets and goodwill

The Company reviews long-lived assets (property, plant and equipment and intangible assets including goodwill) for impairment, to estimate the value in use or the fair value less cost to sell, in accordance with IAS 36. An impairment review is performed annually for intangible assets with indefinite useful lives, intangible assets not yet available for use and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In line with our policy concerning the impairment of intangible assets with indefinite useful lives and goodwill, the Company carried out an impairment test in the fourth quarter of 2009 and 2008 (see Note 11).

An impairment loss is recognised if the carrying amount of an asset (or a group of assets when considering a cash generating unit) exceeds its recoverable amount which is the higher of its fair value less costs to sell or value in use. The value in use for an asset or cash generating unit is calculated by estimating the net present value of future cash flows arising from that asset or cash generating unit. The discount rate used to calculate the value in use is determined to reflect the risks inherent for each asset or cash generating unit. The evaluation of the net cash flow of the further use is based on a mid range or where applicable long range forecast. Considerable management judgement is necessary to estimate discounted future cash flows.

Any impairment is reported as a separate component of operating expenses in the consolidated income statement. An impairment of tangible assets and intangible assets excluding goodwill is reversed if there has been a change in the estimates used to determine the value in use leading to an increase in value for a previously impaired asset. It is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been previously recognised. Impairments of goodwill are not reversed.

Stock compensation

The Company applies the provisions of IFRS 2 in accounting for options granted under its stock option plan. Compensation cost from the issuance of employee stock options is measured using the fair value method at the measurement date and is charged straight-line to expenses over the vesting period in which the employee renders services.

Pension and similar obligations

The Company’s net obligation for defined benefit and other postretirement benefit plans have been calculated using the projected unit credit method. Actuarial gains and losses are recognised using the 10% corridor.

Service cost and interest costs for pensions and other postretirement obligations are recognised as an expense in operating result.

The Company’s obligations for contributions to defined contribution plans are recognised as expense as incurred.

Provisions

Provisions are recognised when the Company has a present obligation as a result of a past event which will result in a probable outflow of economic benefits that can be reasonably estimated. The amount recognised represents the best estimate of the settlement amount of the present obligation as of the balance sheet date. Expected reimbursements of third parties are not offset, but recorded as a separate asset if it is virtually certain that the reimbursements will be received. Where the effect of the time value of money is material, provisions are discounted using a risk adjusted market rate.

Provisions for restructuring costs are recognised when the Company has a detailed formal plan for the restructuring and has notified the affected parties.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

The Company accrues for estimated losses from legal actions or claims, including legal expenses, when events exist that make the realisation of the losses or expenses probable and they can be reasonably estimated.

Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. There are no dilutive shares in 2009 and 2008 as a result of net losses. Anti-dilutive common stock equivalents consist of 1,661,450, 0 and 166,515 stock options in 2009, 2008 and 2007, respectively.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the main financial statements and the reported amounts of revenues and expenses during the reporting period. Main estimates and assumptions affect acquisitions (Note 3), impairment testing (Note 11), provisions (Note 16), measurement of compensation expenses (Note 19) and the recognition of deferred tax assets (Note 18). Actual results could differ from management’s estimates. In addition, changes in the current economic conditions and other events could also have a significant effect on reported amounts.

Recent pronouncements

Evotec has early adopted the revised version of IFRS 3 “Business Combinations” and an amended version of IAS 27 “Consolidated and Separate Financial Statements” for all business combinations occurring in 2009. The change in accounting policy is applied prospectively. This accounting change impacted Evotec’s income statement in the amount of T€ 460 due to the gain recognised from remeasuring Evotec’s previously held equity interests and not capitalised transaction costs.

All of the following IFRS pronouncements that were issued by the IASB and the IFRIC and were not effective as of 31 December 2009, have not been applied in the preparation of the consolidated financial statements as of 31 December 2009.

In January 2009, the IASB issued IFRIC 18 “Transfer of Assets from Customers”, which has been endorsed on 27 November 2009 by the EU. IFRIC 18 provides guidance on how to account for and recognise revenue for agreements in which an entity receives from a customer assets or cash to acquire assets in order to subsequently provide services. The regulations are effective for annual periods beginning on or after 1 November 2009, with earlier application permitted. This interpretation does not have any impact on the Company’s consolidated financial statements.

On 12 November 2009, the IASB issued IFRS 9 “Financial Instruments” which is not yet endorsed by the EU as the first step in its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting 1 January 2013, with early adoption permitted. The Company is currently evaluating the effect of IFRS 9.

On 26 November 2009, the IASB issued “Prepayments of a Minimum Funding Requirement” (Amendments to IFRIC 14) which is not yet endorsed by the EU. The amendments correct an unintended consequence of IFRIC 14 IAS 19—“The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. Without the amendments, in some circumstances entities are not permitted to recognise some voluntary prepayments for minimum funding contributions as an asset. This was not intended when IFRIC 14 was issued, and the amendments correct the problem. The amendments are effective for annual periods beginning 1 January 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented. Evotec does not expect that the adoption will have a material impact on the consolidated financial statements.

On 18 June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment” which is not yet endorsed by the EU that clarify the accounting for group cash-settled share-based payment transactions. The amendments clarify how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements. In these arrangements, the subsidiary receives goods or services from employees or suppliers but its parent or another entity in the group must pay those suppliers. The amendments are effective for annual periods beginning on or after 1 January 2010 and must be applied retrospectively. Evotec does not expect that the adoption will have a material impact on the consolidated financial statements.

On 4 November 2009, the IASB issued a revised version of IAS 24 “Related Party Disclosures” which is not yet endorsed by the EU. The objective of IAS 24 is to ensure that an entity’s financial statements contain the disclosures necessary to draw attention to the possibility that its financial position and profit or loss may have been affected by the existence of related parties and by transactions and outstanding balances with such parties. Effective date is 1 January 2011. Evotec does not expect that the adoption will have a material impact on the consolidated financial statements.

In July 2008, the IASB issued “Eligible Hedged Items—Amendment to IAS 39 Financial Instruments: Recognition and Measurement” which has been endorsed on 15 September 2009 by the EU. The amendment clarifies how the existing principles underlying hedge accounting should be applied in two particular situations – the designation of inflation in a financial hedged item and the designation of a one sided risk in a hedged item. The application of the amendment is compulsory for the fiscal years beginning on or after 1 July 2009 and has to be applied retrospectively, earlier application is permitted. Evotec does not expect that the adoption will have a material impact on the consolidated financial statements.

In November 2008, the IFRIC issued IFRIC 17 “Distributions of Non-cash Assets to Owners” which has been endorsed on 26 November 2009 by the EU. The application of the interpretation is compulsory for financial years beginning on or after 1 July 2009, while earlier application is permitted. Evotec does not expect that the adoption will have a material impact on the consolidated financial statements.

The IASB issued various other pronouncements.

(3) Acquisitions

The Company acquired 70% of the shares in Research Support International Private Limited, Thane, India (RSIPL) including its 51% share in Evotec-RSIL Limited, India (Evotec-RSIL). RSIPL is a company providing drug discovery and development services. This acquisition represents an important capacity expansion for Evotec. It adds a complementary drug discovery operation and capability in the field of science-driven chemistry work in India and efficiently increases Evotec’s ability to deliver services to its partners on a global scale. The acquisition was effective as of 31 August 2009. The purchase price of T€ 2,373 in cash includes a potential earn-out which was calculated based on estimated future revenues and will be paid in 2010. The Company decided to early adopt the revised version of IFRS 3 “Business Combinations” and the amended version of IAS 27.

At 31 August 2009 the Company recognised a gain of T€ 559 to adjust its carrying amount of the investment in Evotec-RSIL which used to be accounted for under the equity method to its fair value according to the revised version of IFRS 3. The fair values of the assets and liabilities acquired from RSIPL were estimated based on the recognised amounts as of the date of the acquisition. Fair value adjustments have been recorded for a customer list in the amount of T€ 103 which has been estimated based on discounted cash flow modelling. The resulting goodwill from the acquisition amounts to T€ 2,204. The net loss of Evotec for the twelve months ended December 2009 included a net income of T€ 59 from RSIPL and Evotec-RSIL as well as revenues of T€ 1,244.

	31 August 2009 carrying amount	31 August 2009 fair value
	T€	T€
Cash and cash equivalents	137	137
Trade accounts receivable	277	277
Inventories	69	69
Other current assets	465	465
Property, plant and equipment	2,454	2,454
Customer list	—	103
Loans	(504)	(504)
Provisions	(74)	(74)
Current liabilities	(1,145)	(1,145)
Deferred tax liabilities	(52)	(70)

Net assets acquired	1,627	1,712
Minority interests	—	(587)
At equity investment Evotec-RSIL	—	(956)
Goodwill	—	2,204

Cost of acquisition	—	2,373
Plus transaction costs	—	98
Less cash and cash equivalents acquired	—	(137)
Less earn out	—	(748)

Cash outflow from acquisition	—	1,586

The following unaudited pro forma information is based on the assumption that the investment in RSIPL occurred as of 1 January 2007:

	2009	2008	2007
	T€	T€	T€
Pro-forma revenues	43,810	41,721	34,903
Pro-forma net loss	(45,385)	(78,221)	(47,982)
Pro-forma basic and diluted loss per share	(0.42)	(0.82)	(0.67)

In 2008, the Company acquired in a share-for-share transaction 100% of the shares in Renovis, Inc., South San Francisco, US, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of 2 May 2008. Evotec issued 34,970,268 shares to acquire the underlying shares, outstanding options and restricted stock units held by Renovis employees. The purchase price of T€ 58,625 comprises the fair value of the shares issued for common stock of € 1.68 per share which was based on the stock price of Evotec at the date of acquisition as well as the fair values determined for the shares issued for equity based compensation plans as of the date of acquisition. The relating transaction costs amounted to T€ 3,249.

The fair values of the assets and liabilities acquired from Renovis were estimated based on the recognised amounts as of the date of the acquisition. Fair value adjustments have been recorded for developed technologies in the amount of T€ 15,889 which have been estimated based on net present value modelling and for certain non-current financial assets in the amount of T€ (280). Additionally, deferred revenues in the amount of T€ 178 were reversed because no future obligation relates to those amounts. The resulting goodwill amounts to T€ 44. The net loss of Evotec for the twelve months ended December 2008 included a net loss of T€ 7,739 from Renovis.

	2 May 2008 carrying amount	2 May 2008 fair value
	T€	T€
Cash and cash equivalents	10,706	10,706
Investments	25,333	25,333
Prepaid and other current assets	861	861
Property, plant and equipment	3,045	3,045
Developed technologies	—	15,889
Other non-current financial assets	8,805	8,525
Current liabilities	(5,251)	(5,073)
Non-current liabilities	(706)	(706)

Net assets acquired	42,793	58,580
Goodwill	—	44

Cost of acquisition	—	58,624
Less cash and cash equivalents acquired	—	(10,706)
Less fair values of shares issued	—	(55,375)
Less transaction costs	—	(3,249)

Cash inflow (—) from acquisition	—	(10,706)

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of 1 January 2007:

	2008	2007
	T€	T€
Pro-forma revenues	40,391	38,805
Pro-forma net loss	(57,429)	(73,252)
Pro-forma basic and diluted loss per share	(0.60)	(0.71)

(4) Use restrictions on the Company’s technology

Evotec was subject to certain restrictions concerning technologies arising in the course of its cooperation with Novartis.

Pursuant to its agreement with Novartis, Evotec was obligated to pay royalties equal to 5% of the qualifying revenue to Novartis for a period of ten years. This obligation ended on 16 March 2008. The Company recorded no related royalty expenses in 2009 or 2008 and T€ 53 in 2007.

(5) Cash and cash equivalents and investments

On 31 December 2009 and 2008, an amount of T€ 13,928 and T€ 10,343, respectively, of cash and cash equivalents was pledged as security.

Investments in mutual funds, which invest in debt instruments to manage the fund investors’ liquidity, including debt instruments with a maturity beyond three months, are reported as current investments and carried at cost that approximates their fair value. Those investments are classified as available-for-sale financial assets.

(6) Trade accounts receivables

The Company has assessed the non-payment risk of all trade accounts receivables which resulted in an allowance of T€ 88 and T€ 0 in 2009 and 2008, respectively. There are no use restrictions on trade accounts receivable.

The aging of trade receivables at the year end was:

	31 December,
	2009	2008
	T€	T€
Not past due	3,355	1,697
Past due 0-30 days	590	514
Past due 31-120 days	364	99
More than 120 days	201	221

Total trade accounts receivables	4,510	2,531

(7) Inventories

Inventories consist of the following:

	31 December,
	2009	2008
	T€	T€
Raw materials	1,897	1,723
Work-in-progress	528	416

Total inventories	2,425	2,139

Raw materials consist of biological materials and substances as well as chemicals. Work-in-progress in 2009 and in 2008 consists of costs incurred on customer projects which were not completed at year end. The Company carries an allowance on raw materials of T€ 802 and T€ 1,220, included in the amounts above, as of 31 December 2009 and 2008, respectively. An allowance on work-in-progress in the amount of T€ 27 and T€ 28 as of 31 December 2009 and 2008, respectively is included in the amounts above. A reversal of previously written down inventories was recognised in 2009 in the amount of T€ 418 on raw materials.

(8) Other current financial assets

Other current financial assets as of 31 December 2009 mainly consist of accrued revenues.

(9) Long-term investments

Long-term investments consist of the following:

	31 December,
	2009	2008
	T€	T€
European ScreeningPort GmbH, Hamburg	10	10
Evotec RSIL Ltd., Maharashtra (Thane), India	—	417

Total long-term investments	10	427

As of 31 December 2009 the Company’s carrying amount of the investment in Evotec RSIL Ltd. (Evotec RSIL), Maharashtra, India amounted to T€ 0 due to the acquisition of RSIPL and the resulting full consolidation of Evotec RSIL from 31 August 2009 onwards (31 December 2008: T€ 417). At 31 August 2009, the Company recognised a gain of T€ 559 to adjust its carrying amount of the investment to its fair value according to the revised IFRS 3. The share of the net loss of Evotec RSIL which was accounted for under the equity method of accounting amounted to T€ 20 in the first eight months 2009 (2008: T€ 242, 2007: T€ 22).

In 2007, Evotec founded together with the City of Hamburg the European ScreeningPort GmbH (ESP), Hamburg, with an ownership of 19.9% interest. As of 31 December 2009 and 2008 the carrying amount of the investment is T€ 10. This investment is classified as available-for-sale financial asset.

Evotec had a 22.72% voting interest by virtue of a 65.0% investment in the common stock of DIREVO Biotech AG (“Direvo”), which was accounted for under the equity method of accounting. In 2007 the investment was sold. The sales price was T€ 500 and resulted in other income from financial assets of T€ 500. The Company’s share of the net loss of Direvo amounted to T€ 0 in 2007.

The long-term investments of Evotec continue to have losses and, therefore, do not have undistributed profits.

The Company has recorded no revenues in the ordinary course of business with their investments in 2007. In 2009 and 2008, the Company recorded revenues in the amount of T€ 597 and T€ 30, respectively with ESP. Additionally the Company has agreed to grant ESP a loan in the amount of T€ 1,500 of which T€ 989 is drawn. The drawn portion of the loan was fully written down in 2009. Services and materials were purchased in 2009 and 2008 from Evotec RSIL in the amount of T€ 462 and T€ 134, respectively. No further material transactions with investments of the Company were recorded.

(10) Property, plant and equipment

With respect to the development of property, plant and equipment, please refer to the consolidated fixed asset movement schedule.

The main additions in 2009 and 2008 relate to upgrades of our screening facility and analytical equipment. Upon completion of the assets under construction, costs are transferred into their respective fixed assets classification. Depreciation expense amounted to T€ 4,475 in 2009, T€ 4,058 in 2008 and T€ 4,595 from continuing operations in 2007.

The Pilot Plant cash generating unit located in Abingdon, United Kingdom was part of the discontinued operations sold to Aptuit (Edinburgh) Limited (Aptuit) effective 30 November 2007. In 2007 no impairment, nor any reversal of impairment, has been recorded.

Laboratory premises in Abingdon, United Kingdom were tested for impairment. During the asset impairment review, as permitted under IAS 36, management estimated the asset impairment using a method based on the physical usage of the laboratory premises. This has resulted in a partial reversal in 2009 of T€ 395 of previously recognised assets impairment. In 2008, the Company concluded that no impairment, nor reversal of impairment, was necessary. In 2007, the asset impairment review has resulted in a partial reversal of T€ 589 in continuing operations of the previously recognised asset impairment.

The net book values included in the fixed assets, which are held under finance leases, relate to plant and machinery as well as fixture and fittings of T€ 231 and T€ 14 as of 31 December 2009 and T€ 533 and T€ 36 as of 31 December 2008, respectively. The related depreciation amounts to T€ 217 and T€ 4 in 2009, T€ 376 and T€ 12 in 2008, T€ 908 and T€ 33 in 2007, respectively.

(11) Other intangible assets and goodwill

With respect to the development of intangible assets and goodwill please refer to the consolidated fixed asset movement schedule.

Intangible assets consist of developed technologies, customer list and acquired patent and licenses.

The main additions in 2009 relate to intangible assets acquired in the business combination with RSIPL with effective date 31 August 2009, amounting to T€ 103. In 2008 the main additions related to intangible assets acquired in the business combination with Renovis, Inc. with effective date 2 May 2008, amounting to T€ 15,889. Amortisation expense of intangible assets amounted to T€ 457 in 2009, T€ 553 in 2008 and from continuing operations to T€ 2,589 in 2007. The customer lists acquired through the acquisition of ENS in 2005 were fully amortised in 2008.

The developed technologies acquired in a business combination are not amortised until they are likely to generate benefits.

The USD denominated developed technologies from the acquisition of Renovis, Inc. were tested for impairment on the annual designated test date of October 2009 and 2008. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 15 to 20 years to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 10.9% and 13.3% in 2009 and 2008, respectively. As a result of that test, the Company concluded that an impairment in the amount of T€ 13,799 and T€ 0 at 31 December 2009 and 2008, respectively, was deemed necessary. The carrying amount at 31 December 2009 and 2008 amounted to T€ 3,874 and T€ 17,594, respectively.

The developed technologies from the acquisition of ENS Holdings, Inc. with a carrying amount of T€ 23,631 and T€ 28,017 at 31 December 2009 and 2008, respectively, were tested for impairment on the annual designated test date October 2009. The impairment test is based on a discounted cash flow model by using the assumptions of a Long Range Plan (LRP) for 15 to 20 years to determine a value for the cash generating projects. The discount rate considering the risks and rewards of the activities used in the impairment test was 10.9% and 14.0% in 2009 and 2008, respectively. As a result of that test, the Company concluded that an impairment is deemed necessary in the amount of T€ 4,386 (2008: T€ 7,295). In 2007 the impairment test resulted in an impairment of T€ 3,216 which was reported in continuing operations.

The developed technology from the acquisition of Neuro3d effective 1 April 2007 in the amount of T€ 100 was fully impaired in 2007.

For the purpose of impairment testing, goodwill is allocated to Evotec’s operating divisions which represent the lowest level within the Company at which the goodwill is monitored for internal management purposes.

Goodwill from the acquisition of Oxford Asymmetry International plc has been tested for impairment on the annual designated test date October 2009. The impairment test is based on a discounted cash flow model by using the assumptions of the Mid Range Plan for 2010 to 2014. The discount rate considering the risks and rewards of the activities used in the impairment test was 9.51% and 9.1% in 2009 and 2008, respectively. As a result of that test, the Company concluded that no impairment was due for the goodwill carried as of that date. In 2008, the impairment review resulted in an impairment of T€ 20,288. In 2007, the impairment review resulted in an impairment of T€ 5,819 which is reported in continuing operations. The carrying amount at 31 December 2009 and 2008 amounted to T€ 13,825 and T€ 12,778, respectively.

In May 2005 the Company acquired ENS Holdings, Inc. which resulted in goodwill in the amount of T€ 461 which is also the carrying amount at 31 December 2009 and 2008. The Company has tested the cash generating unit for impairment on the annual designated test date October 2009. The impairment test is based on a discounted cash flow model by using the assumptions of the Long Range Plan (LRP) for 15 to 20 years. The discount rate considering the risks and rewards of the activities used in the impairment test was 10.9% and 14.0% in 2009 and 2008, respectively. As a result of this test, the Company concluded that no impairment has to be recorded in 2009, 2008 and 2007.

In May 2008 the Company acquired Renovis, Inc. which resulted in a goodwill denominated in USD in the amount of T€ 44 and a carrying amount at 31 December 2009 and 2008 of T€ 0 and T€ 49, respectively. The Company has tested the cash generating unit for impairment on the annual designated test date October 2009. The impairment test is based on a discounted cash flow model by using the assumptions of the Long Range Plan (LRP) for 15 to 20 years. The discount rate considering the risks and rewards of the activities used in the impairment test was 10.9% and 13.3% in 2009 and 2008, respectively. As a result of this test, the Company concluded that an impairment in the amount of T€ 48 and T€ 0 has to be recorded in 2009 and 2008, respectively.

In August 2009 the Company acquired Research Support International Private Ltd. (RSIPL) which resulted in goodwill in the amount of T€ 2,204 and a carrying amount at 31 December 2009 of T€ 2,271. The Company has tested the cash generating unit for impairment on the annual designated test date October 2009. The impairment test is based on a discounted cash flow model by using the assumptions of the Mid Range Plan for 2010 to 2013. The discount rate considering the risks and rewards of the activities used in the impairment test was 13.0% in 2009. As a result of this test, the Company concluded that no impairment has to be recorded in 2009.

The total amount of foreign exchange differences related to goodwill denominated in a foreign currency amounted to T€ 1,113 and T€ 5,446 in 2009 and 2008, respectively and are recorded directly in equity.

(12) Other non-current financial assets

Other non-current financial assets as of 31 December 2009 consist primarily of auction rate securities (“ARSs”) in the amount of T€ 9,236 and Put Options related to these ARSs in the amount of T€ 550 (31 December 2008: T€ 8,303 and T€ 1,726, respectively) as well as Coupon Bonds in the amount of T€ 3,000 which are categorised as level 1 in the fair value hierarchy.

The other non-current financial assets are classified as follows:

	2009	2008
	T€	T€
Held-to-maturity investments	3,000	—
Financial assets designated at fair value through profit or loss	550	1,726
Available-for-sale financial assets	9,236	8,303
Receivables	117	443

	12,903	10,472

The ARSs were acquired as part of the Renovis acquisition and are classified as available-for-sale securities which are measured at fair value with unrealised gains and losses reported as a component of “Accumulated other comprehensive income” in stockholders’ equity.

The ARSs the Company holds are debt instruments issued by U.S. municipalities with substantially all being AAA rated or equivalent, backed by pools of student loans and largely guaranteed by the U.S. Department of Education. These instruments are debt securities with long-term maturities with various interest rates historically resetting through auctions generally once a month. Since mid-February 2008, liquidity issues in the global credit markets have resulted in the failure of auctions of all of the ARSs the Company holds. To date all interest payable on the ARSs have been paid when due, however, due to the illiquidity of the ARSs there is not a ready market for the purchase and sale of these instruments.

Due to the illiquidity of the ARSs, the Company utilised a discounted cash flow (“DCF”) model to derive an estimate of fair value of these securities at 31 December 2009 and 2008. This is categorised as a level 2 in the fair value hierarchy. The discounted cash flow model includes estimates with respect to the amount and timing of future interest payments, projections of interest rates, and the rate of return required by investors to own such securities given the current liquidity risk associated with the ARSs. As a result, the Company recorded an unrealised gain of T€ 1,186 in 2009 and an unrealised loss of T€ 956 in the period May to December 2008 related to ARS investments of T€ 9,803 and T€ 10,110 (par value), respectively. In 2009 ARSs with a par value of T€ 117 matured. The fair value of the ARSs as of the date of acquisition amounted to T€ 8,361. As of 31 December 2009 and 2008 the fair value amounted to T€ 9,236 and T€ 8,303, respectively, including foreign exchange differences.

In November 2008, the Company entered into an agreement, where the Company received the right (“Put Option”) to sell its ARSs back to the investment firm that sold the ARSs to Renovis at par, at its discretion, anytime during the period from 30 June 2010 through 2 July 2012. In accordance with IAS 39, the Put Option is considered to be a derivative and is measured at fair value with gains or losses recorded in the income statement at each period end. The Company utilised a DCF model to measure the Put Option, recorded in 2009 expense of T€ 1,196 and a corresponding other non-current financial asset of T€ 550 measured with the exchange rate as of 31 December 2009. In 2008 the income amounted to T€ 1,810 and the corresponding other non-current financial asset amounted to T€ 1,726.

In November 2009, the Company acquired Coupon Bonds, which are classified as held-to-maturity investments. The Coupon Bonds carry an interest rate of 1.5% per annum and mature in November 2012.

(13) Discontinued operations

In the third quarter 2007, the Company signed an agreement with Aptuit Inc. for the sale of Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd, which forms the Chemical Development Business. The sales price amounted to T€ 42,476. It was paid in cash in two portions amounting to T€ 1,680 on 29 September 2007 and T€ 41,178 on 30 November 2007. A purchase price adjustment based on a working capital adjustment equivalent to T€ 382, was settled by the Company in the first quarter of 2008. The sale resulted in a gain of T€ 25,227. This sale was completed in the fourth quarter 2007. The activities of the business are included in discontinued operations in 2007.

In 2006, the Company signed a purchase agreement for the sale of Evotec Technologies GmbH, Duesseldorf, for T€ 24,147. This purchase became effective as of 1 January 2007. The purchase price was decreased in 2007 in the amount of T€ 261. This amount was paid in cash by the Company in 2007. The last portion of the purchase price in the amount of T€ 1,980 was received in 2008. This transaction resulted in a gain of T€ 11,165 reported as discontinued operation in 2007.

The condensed cash flows of the discontinued operations are as follows:

2007
T€
Net cash provided by operating activities	1,733
Net cash used in investing activities	(1,161)
Net cash used in financing activities	(844)

Net increase (decrease) in cash and cash equivalents	(272)

(14) Long-term loans

In 2009, Evotec entered into a T€ 3,500 loan agreement with a Bank. This loan is outstanding at 31 December 2009 and carries a variable interest rate of 1.15% over EURIBOR per annum. The loan is repayable in total on 30 June 2010. This loan has a cash collateral in the same amount.

In 2007, the Company entered into a T€ 3,000 loan agreement with a bank of which T€ 3.000 is outstanding at 31 December 2009 and 2008. This loan carries a variable interest rate of 1.15% over six month EURIBOR per annum and is repayable in total on 10 December 2010. This loan has a cash collateral in the same amount.

On 19 December 2007, EVOTEC NeuroSciences GmbH (ENS GmbH) entered into a T€ 3,000 loan agreement with a bank of which T€ 3.000 is outstanding at 31 December 2009 and 2008. The loan carries a variable interest rate of 1.2% over six months EURIBOR per annum and is repayable in one bullet payment at maturity at the end of 2012. This loan has a cash collateral in the amount of T€ 3,000.

Further ENS GmbH has entered in 2006 into a T€ 5,000 loan agreement with a bank of which T€ 1,875 is outstanding at 31 December 2009 (2008: T€ 3,125). This loan carries a fixed interest rate of 5.4% per annum and is repayable in semi-annual instalments of T€ 625 ending on 30 June 2011. ENS GmbH has pledged potential future cash flows from commercialisation of certain assets vis-à-vis the bank to secure repayment of the loan.

Due to the acquisition of Evotec (India) the Company assumed two loans denominated in INR with an Indian Bank. These loans are repayable in monthly instalments until 10 August 2010 and 2011 respectively. These loans carry an interest rate of 13.75% per annum and are secured with a pledge on existing plant and machinery as well as other fixed assets. Further Evotec India entered into a loan agreement with a German bank located in India, which carries an interest rate of 10% per annum and is repayable on demand. The total balance outstanding as per 31 December 2009 is T€ 1,469.

With the acquisition of Renovis, Inc., the Company assumed a long-term loan agreement with a US-based financing company. This loan was originally repayable in monthly instalments until 30 October 2010, but was repaid as part of the wind down of Renovis in full on 1 June 2009. The interest rates were variable. The outstanding balance as per the end of 2009 and 2008 was T€ 0 and T€ 987, respectively.

Throughout the year 2009 and 2008, Evotec met all covenants with regard to liquidity of Evotec under the various loan agreements described above.

The annual maturities of these debts are as follows:

T€
2010	9,087
2011	757
2012	3,000
2013	—

Total	12,844

Non-current loans and borrowings:

	2009	2008
	T€	T€
Secured bank loans	9,844	5,047
Unsecured bank loans	3,000	3,000

	12,844	8,047

Current portion of loans and borrowings:

	2009	2008
	T€	T€
Current portion of secured bank loans	6,087	2,579
Current portion of unsecured bank loans	3,000	—

	9,087	2,579

The currency structure of loans is as follows at 31 December 2009: T€ 11,375 in Euro, T€ 0 in USD, T€ 0 in GBP and T€ 1,469 in INR (31 December 2008: T€ 9,125 in Euro, T€ 987 in USD, T€ 514 in GBP, T€ 0 in INR). The Evotec interest rates are 26% fixed rates and the rest on a variable interest rate basis (2008: 31% fixed rates).

The Company maintains lines of credit totalling T€ 128 and T€ 2,182 to finance its short-term capital requirements, of which the entire balance is available as of 31 December 2009 and 31 December 2008, respectively. These lines of credit provide for borrowings at various interest rates and have various expiration dates as well as no stated expiration date.

The fair value of the long-term loans with fixed interest rates amount to T€ 1,935 as of 31 December 2009. As of 31 December 2008 the fair value of the long-term loans was equal to the notional amounts.

(15) Finance lease obligations

Liabilities under finance leases are recognised as financial obligations and the leased assets are capitalised. These assets consist of laboratory equipment. The Company is obligated under finance leases of T€ 361 and T€ 702 as of 31 December 2009 and 2008, respectively that expire at various dates during the next five years.

Those finance leases include property, plant and equipment. The future minimum lease payments under finance leases are as follows:

	Capital	Interest	Total
	T€	T€	T€
2010	229	13	242
2011	104	4	108
2012	28	1	29
2013	—	—	—

Total principal payable on finance leases	361	18	379

The split into current and non-current finance lease obligations is as follows:

	2009	2008
	T€	T€
Current portion of finance lease liabilities	229	356
Non-current portion of finance lease liabilities	132	346

	361	702

The fair value of the long-term finance lease obligation is equal to the notional amounts as of 31 December 2009 and as of 31 December 2008, respectively.

(16) Provisions

The provisions consist of the following:

	31 December
	2009	2008
	T€	T€
Bonus accruals	2,295	2,734
Severance payments	414	1,750
Accrued vacation	539	842
Accrued lease expenses	671	929
Other provisions	1,771	1,383

Total provisions	5,690	7,638

The following table summarizes the provisions recorded during 2009:

	1 January 2009	Business combination	Consumption	Disposal	Foreign exchange	Additions	31 December 2009
	T€	T€	T€	T€	T€	T€	T€
Personnel expenses	3,576	64	3,291	129	57	2,557	2,834
Severance payments	1,750	—	1,409	7	(2)	82	414
Accrued lease expenses	929	—	320	—	62	—	671
Other provisions	1,383	—	820	277	(3)	1,488	1,771

Total	7,638	64	5,840	413	114	4,127	5,690

The provision for personnel expenses consists of bonus accruals and accrued vacation. The provision for severance payments relate mainly to the exit agreement the Company entered into with Jörn Aldag in 2008. Other provisions mainly consist of provisions relating to an earn out in the context of the acquisition of RSIPL (T€ 748) as well as a provision for the Supervisory Board remuneration in the amount of T€ 280 (2008: T€ 198) and other provisions with an individual amount under T€ 280 (2008: T€ 198). The provision for personnel costs may differ from the actual amounts due to the fact that the actual percentage of the variable portion of the remuneration may differ from the estimates. The actual consumption of the accrued lease expenses may vary from the estimated if the lease period changes.

An amount of T€ 832 as per 31 December 2009 (2008: T€ 779) is expected to be paid after one year and therefore is shown under non-current provisions. This amount mainly derives from accrued lease expenses. The fair values of those non-current liabilities as of 31 December 2009 amount to T€ 582 (2008: T€ 514).

(17) Other current liabilities

In 2008, the other current liabilities mainly consist of the fair value of foreign currency contracts as of 31 December 2008. As of 31 December 2009, no foreign currency contracts existed.

(18) Income taxes

Income taxes comprise the current taxes (paid or owed) on income in the individual countries as well as the deferred taxes. For the calculation of current taxes, tax rates are used which are applicable on the balance sheet date. For the deferred taxes tax rates are used which for the expected period of reversion are enacted or substantively enacted at the balance sheet date.

Loss before income taxes is attributable to the following geographic regions for the years ended 31 December 2009, 2008 and 2007:

	Years ended 31 December
	2009	2008	2007
	T€	T€	T€
Germany	(19,496)	(56,480)	(31,935)
Foreign	(25,323)	(19,490)	16,555

Total	(44,819)	(75,970)	(15,380)

Income tax benefit (expense) for the years ended 31 December 2009, 2008 and 2007 is as follows:

	Years ended 31 December
	2009	2008	2007
	T€	T€	T€
Current taxes:
—Germany	(303)	(261)	(38)
—Foreign	(60)	(1,650)	(381)

Total current taxes	(363)	(1,911)	(419)
Deferred taxes:
—Germany	—	—	6,453
—Foreign	(315)	(406)	(1,810)

Total deferred taxes	(315)	(406)	4,643

Total income tax benefit (expense)	(678)	(2,317)	4,224

The tax rate in the UK for the year ended 31 December 2009 amounted to 28%. The tax rate in the UK for the year ended 31 December 2008 amounted to 28% from 1 April 2008 onwards and 30% for the first three months of the year 2008. The tax rate in the UK for the year ended 31 December 2007 amounted to 30%. In the US the tax rate for the year ended 31 December 2009 and 2008 amounted to 40.746%. This is a combined tax rate of federal state tax (35%) and single state tax (8.84%). The single state tax is deductable for federal state tax purposes. For the years ended 31 December 2009 and 2008, the actual combined German federal corporation income (15.83%) and trade tax rate (16.45%) amounted to 32.28%.

The income tax benefit (expense) differs from the expected income tax benefit (expense) determined using the combined German tax rate of 32.28% (2008: 32.28%, 2007: 40.38%) as follows:

	Years ended 31 December
	2009	2008	2007
	T€	T€	T€
Expected income tax benefit	14,467	24,523	6,210
Non-deductible goodwill impairment	(20)	(6,549)	(2,350)
R&D tax credits	785	1,121	1,829
Other permanent differences	(1,337)	(4,827)	4,057
Foreign tax differential	2,262	1,096	3,099
Change in recognition of deferred tax assets	(15,096)	(16,818)	(9,225)
Non recognition of deferred tax assets for interest carry forwards	(1,663)	(1,437)	—
Tax rate change	—	—	114
Other	(76)	574	490

Actual income tax benefit (expense)	(678)	(2,317)	4,224

Deferred income tax assets and liabilities calculated with the enacted tax rate of 32.28% as of 31 December 2009 and 2008 relate to the following:

	31 December
	2009	2008
	T€	T€
Deferred tax assets
—Loss carry forward	85,004	73,026
—Interest carry forward	2,917	1,437
—Tax credits	837	—
—Intangible assets	10,481	6,641
—Non-current financial assets	360	739
—Other	1,228	742

Total	100,827	82,585
Non-recognition of deferred tax assets	(87,571)	(64,884)

Total deferred tax assets	13,256	17,701

Deferred tax liabilities
—Property, plant and equipment	2,675	2,461
—Intangible assets	9,298	14,737
—Non-current financial assets	1,014	703
—Current financial assets	2,240	—
—Undistributed subsidiaries earnings	—	133
—Other	6	1,130

Total deferred tax liabilities	15,233	19,164

Deferred tax liabilities, net	1,977	1,463

Net deferred tax liabilities are recognised in the balance sheets as of 31 December 2009 and 2008, in the amount of T€ 1,977 and T€ 1,463, respectively. The difference of T€ 513 is caused by T€ 197 through foreign currency exchange differences between 31 December 2009 and 2008. The remaining amount of T€ 316 was recorded in the income statement. For outside basis differences for undistributed foreign subsidiaries earnings deferred tax liabilities in the amount of T€ 130 were not recorded according to IAS 12.39. Deferred taxes in the amount of T€ 1,934 are expected to be recovered after more than 12 months. For the years ended 31 December 2009, 2008 and 2007, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward of T€ 22,687, T€ 11,813 and T€ 3,436, respectively. The Company’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realised in future years. Evotec has not generated taxable income in Germany since the start of operations until 2007 and does not expect to in the foreseeable future. The taxable income in 2009 and 2008 in Germany resulted from extraordinary corporate transactions. The rationale behind the valuation allowances is based on the potentially unlikely prospect of generating taxable income and, to a significant extent, the questionable nature, availability and benefit of the tax losses carried forward generated in Germany prior to material equity transactions in the past. Tax losses carried forward for Germany of T€ 210,531 for corporate income tax and T€ 214,830 for trade tax, and the UK of T€ 1,267 do not expire. The interest carry forward in the amount of T€ 2,917 relates only to Germany and does not expire. Tax losses carried forward for US of T€ 39,102 for corporate tax expire from 2020 onwards and of T€ 39,157 for state tax expire from 2012 onwards. The tax credits in the amount of T€ 497 expire from 2028 onwards. The German tax losses carried forward can only be offset against an amount of 60% of future taxable income after exceeding a fully deductible amount of T€ 1,000 per year.

No deferred tax assets are set up for the US tax losses carried forward and the tax credits. No deferred tax assets are recorded for the German interest carry forward and for T€ 204,481 corporate income tax losses carry forward and T€ 208,780 of trade tax losses carry forward.

Deferred taxes are accounted for as tax expenses or income in the statements of operations unless they relate to items included in equity in which case they are accounted for as part of equity.

(19) Stock-based compensation

The shareholders’ meeting on 7 June 1999 established a stock option plan (“Option Plan 1999”) and authorised the granting of stock options for up to 1,466,600 shares. The plan is subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. The annual shareholders’ meeting in 2000 and 2001 provided for the authorisation of additional 949,000 and 1,129,600 stock options, respectively.

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

The terms of the stock option plan further provide that a grant of options is allowed if the average closing price of the Company’s stock has increased by at least 30% when comparing the last quarter of the last business year before the grant with the last quarter of the preceding year. The Supervisory Board, however, has the authority to override this restriction and to authorise the granting of options to employees if such a decision is considered necessary for the interests of the Company.

The shareholders’ meetings on 7 June 2005, 30 May 2007 and 28 August 2008 established new stock option plans (“Option Plan 2005, 2007 and 2008”) and authorised the granting of stock options for up to 1,741,481, 2,140,000 and 3,400,000 shares in 2005, 2007 and 2008, respectively. The plans are subject to certain restrictions regarding the number of stock awards that may be granted in a year and the allocation of the grants to members of the Management Board, other key management personnel and all other employees. Within one calendar year, no more than 40% of options from the Option Plan 2005 and 2007 and not more than 50% of options from the Option Plan 2008 shall be granted.

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

The shareholders’ meeting on 4 June 2009 decided to change the exercise periods of the options under the Option Plan 2005, 2007 and 2008 to be generally exercisable throughout the year. Options cannot be exercised during certain specified three weeks periods ending on the day of the following events: (i) annual shareholders’ meeting of the Company, (ii) annual press conference on the financial statements, or (iii) release of the quarterly results. The options under the Option Plan 2005, 2007 and 2008 used to be exercisable within the specific two weeks period relevant also to the other option programs.

Through the acquisition of ENS Holdings, Inc. in 2005, the Company acquired a stock option plan under which shares in the amount of 323,749 were granted on the date of consolidation 26 May 2005. Under the terms of the plan, each share which has to be treated as an option entitles the holder to receive one share of the Evotec AG’s stock until April or November 2014 at a set strike price of zero. The corresponding new shares are being held in escrow and are released by an individually set amount every quarter as well as on achievement of individual milestones.

Through the acquisition of Renovis, Inc. in 2008, the Company assumed the former equity instruments issued under the original Renovis stock option plan (Renovis Plan) which included options in the amount of 508,038 and restricted stock units (RSU’s) in the amount of 913,106. As part of the acquisition accounting these equity instruments were remeasured on the date of acquisition, 2 May 2008. The original terms of the equity instruments did not change upon assumption by the Company and under the terms of the Renovis Plan each option entitles the holder to purchase two shares of the Company’s stock at a strike price equal to the share price of one share of Renovis at the time of the grant of the option. The options generally vest at the rate of 1/48 per months. Additionally, under the Renovis Plan, each RSU entitles the holder to receive one share of the Company’s stock at no cost. The RSU’s vest monthly from one year to three years. The corresponding new shares are being held in trust and are released according to the relevant agreements. In 2009 199,600 new shares held in trust were exercised, which resulted in a cash inflow in the amount of T€ 278.

In 2009, stock options in the amount of 165,321 held by employees of the Company continue to be valid after termination of the relating employment. In 2008, stock options in the amount of 957,820 (see also Note 36 (e)) held by employees of the Company continue to be valid after termination of the relating employment. Those transactions were recognised as accelerated vesting.

A summary of the status of the plans as of 31 December 2009 and 2008, and the changes during the years then ended is presented as follows:

	31 December
	2009	2009	2008	2008
	Options	Weighted average exercise price	Options	Weighted average exercise price
		€ per share		€ per share
Outstanding at beginning of the year	3,984,569	4.96	4,033,047	5.63
Options granted	1,321,450	1.01	600,000	0.97
Options exercised	—	—	—	—
Options expired	(172,325)	6.50	—	—
Options forfeited	(41,430)	10.02	(84,400)	11.19
Options waived (re-issueable)	(539,658)	5.36	(564,078)	4.63

Outstanding at end of the year	4,552,606	3.66	3,984,569	4.96

Thereof exercisable	2,352,373	5.89	2,240,151	6.88

A summary of the stock options outstanding as of 31 December 2009 is as follows:

Range of exercise prices	Outstanding	Exercisable	Weighted average remaining contractual life	Weighted average exercise price
€ per share				€ per share
0.61 – 0.97	1,617,550	—	5.12 years	1.28
1.66 – 3.68	2,196,991	1,608,458	3.65 years	2.84
5.97 – 6.80	486,155	494,605	2.75 years	6.53
10.15 – 12.48	3,700	2,650	1.93 years	12.48
24.30	244,310	246,660	0.90 years	24.30

The Company recognised compensation expense in 2009, 2008 and 2007 for all options totalling T€ 976, T€ 1,683 and T€ 1,024, respectively, which was reflected as operating expenses in the consolidated income statement.

The fair value of each option grant was estimated on the date of grant using a binomial model with the following assumptions:

	6 January 2004	18 November 2004	4 March 2005	7 March 2005
Risk-free interest rate in %	3.81	3.30	3.32	3.32
Volatility in %	67.1	55.6	58.4	58.4
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	5.97	2.52-2.65	0.00	3.61
Fair value per option	2.89 – 3.35	1.12 – 1.32	2.87 – 2.90	1.59 – 1.82

	11 July 2005	30 August 2005	16 December 2005	7 June 2006
Risk-free interest rate in %	2.85	2.79	3.14	3.95
Volatility in %	56.4	49.1	34.8	45.1
Fluctuation in %	10.0	10.0	10.0	10.0
Price range in Euro	2.82	2.71 – 2.80	2.59 – 2.73	3.19
Fair value per option	1.30 – 1.48	1.09 – 1.23	0.84 – 0.98	1.22

	6 November 2006	29 May 2007	17 December 2007	17 October 2008
Risk-free interest rate in %	3.68	4.39	4.19	3.44
Volatility in %	50.5	42.4	42.7	55.0
Fluctuation in %	10.0	5.0	15.0	0.0
Price range in Euro	3.49 – 3.66	3.50 – 3.68	2.64	0.97
Fair value per option	1.47 – 1.73	1.35 –1.55	0.91	0.47

	6 March 2009	22 May 2009	3 December 2009
Risk-free interest rate in %	2.61	2.89	2.67
Volatility in %	64.0	65.0	64.0
Fluctuation in %	0	10.0	0
Price range in Euro	0.61	0.71	2.17
Fair value per option	0.41	0.39	1.23

The expected dividend yield is zero, the expected remaining life is 6 years in all models.

(20) Stockholders’ equity

On 31 December 2009, there are 108,838,715 shares issued and outstanding with a nominal amount of Euro 1 per share including equity instruments acquired in the business combination with Renovis held in trust. Furthermore, authorised but unissued shares consist of a conditional capital (bedingtes Kapital) of 10,599,380 shares available with respect to the stock option plan and an authorised capital (genehmigtes Kapital), of 21,733,878 shares.

At the annual shareholders’ meeting on 29 May 2007, the Management Board of the Company was authorised to issue up to 36,849,564 shares for cash or contributions in kind.

Effective 2 May 2008, the Company increased its stockholders’ equity by issuing 34,970,268 new shares against contributions in kind out of the authorised capital (genehmigtes Kapital) to be used as consideration for the acquisition of Renovis, Inc. The price per share amounted to € 1.68.

At the annual shareholders’ meeting on 28 August 2008, the Management Board of the Company was authorised to issue up to 21,733,878 shares for cash or contributions in kind. Under German law, the shareholders of a stock corporation may empower the Management Board, with the approval of the Supervisory Board, to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the shareholder vote, in the form of approved capital (genehmigtes Kapital). The authorisation expires on 27 August 2013.

From an economic perspective, Evotec’s subsidiary Renovis, Inc. owns 1,646,772 of Evotec’s shares, representing 1.51% of Evotec’s nominal capital: In the course of the merger between Renovis, Inc. and Evotec AG, certain options and deferred stock units (DSUs) held by Renovis employees were transformed into Renovis shares. These shares were delivered into an irrevocable Company Trust for the benefit of the Renovis employees (under the conditions of the original agreements entered into when these options or DSUs were granted). At Closing of the merger, the Renovis shares delivered into the Company Trust were exchanged in Evotec American Depository receipts (ADRs), whereby one ADR represents two Evotec shares. Upon valid exercise of options/DSUs by Renovis employees, the Company Trust delivers the respective number of ADRs to these employees. The Trust Agreement between Renovis, Inc. and the Trustee provides that once all obligations of the Trust to deliver ADRs under the option agreements or the DSU agreements are satisfied or otherwise extinguished (e.g. due to an expiry of exercise periods or non-occurrence/ discontinuance of exercise conditions), any ADRs held by the Company Trust shall be delivered to Renovis, Inc. or Evotec AG, as instructed by Renovis, Inc. Therefore ADRs held by the Company Trust are treated as economically owned by Renovis, Inc. Legal ownership of these ADRs will be acquired by Renovis, Inc. or Evotec AG, respectively, once all rights of Renovis employees will have been satisfied or extinguished and the shares remaining in the company Trust will have been delivered to either Renovis, Inc. or Evotec AG according to instruction by Renovis, Inc. That acquisition of legal ownership will not require a consideration, section 71 paragraph 1 number 4.

(21) Revenues

Revenues include in 2009 milestone payments amounting to T€ 4,000 (2008: T€ 8,500, 2007: T€ 0). Also included are royalty and license income as well as sales milestones in the amount of T€ 3,165 in 2009 (2008: T€ 1,460, 2007: T€1,736).

(22) Research and Development

Research and development expenses mainly relate to discovery projects amounting to T€ 10,895 as well as clinical development activities in the amount of T€ 6,074 in 2009 (T€ 16,411 and T€ 20,796 in 2008, respectively; 2007: T€ 8,574 and T€ 23,542, respectively). The decline is mainly due to the focus on core programmes and the reduction of early discovery expenses.

(23) Restructuring Expenses

Restructuring expense in 2009 mainly include personnel related expenses amounting to T€ 3,805 from the restructuring efforts in 2009.

(24) Other operating income and expense

Other operating income as well as other operating expense in 2009 mainly relate to reimbursed expenditures in the context of the collaboration with Roche for the development of the EVT 100 series and amounted to T€ 2,835 each (2008 and 2007: T€ 0).

(25) Other income from financial assets

Due to the sale of Direvo Biotech to Bayer HealthCare in September 2008 the Direvo convertible bonds, which the Company received as part of the consideration of the sale of the equity holding in Direvo in May 2007, were sold resulting in an income from financial assets amounting to T€ 4,607 in 2008. Additionally, income from the valuation of the put option related to auction rate securities in the amount of T€ 1,810 and profit on the sale of investments in the amount of T€ 822 were recorded in 2008.

(26) Other expense from financial assets

In 2009 other expense from financial assets mainly consist of expenses from the valuation of the put option related to auction rate securities in the amount of T€ 1,196.

(27) Foreign currency exchange loss (net)

In accordance with IAS 21 the Company recognised a foreign exchange loss of T€ 1,674 and T€ 11,814 as a result of the reduction of the capital reserve of one subsidiary, paid to Evotec AG in 2009 and 2008, respectively. This is deemed to be a repayment of share capital resulting in the cumulative foreign exchange losses related to the investment in this subsidiary, which were previously recorded as a component of equity, being reclassified into the Company’s income statement in 2009 and 2008, respectively.

(28) Segment information

Evotec decided to early adopt IFRS 8 “Operating segments” as of 1 January 2008. IFRS 8 was issued in November 2006 and replaces IAS 14 “Segment Reporting”. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. The internal organisation as well as the management reporting does not identify several segments from 1 January 2008 onwards. The allocation of resources and the internal evaluation of Evotec’s performance by the management are for the entire Evotec group. Following the adoption of IFRS 8 Evotec does not report segment information.

(29) Financial instruments

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

The Company periodically enters into derivative transactions including foreign currency forward contracts. The objective of these transactions is to reduce the risk of exchange rate fluctuations of the Company’s foreign currency denominated cash flows. Evotec does not enter into derivative transactions for trading or speculative purposes. As of 31 December 2009, the Company held U.S. Dollar forward contracts with Euro equivalent notional amounts of T€ 0 and a fair value of T€ 0 (2008: T€ 4,257 and T€ 618, respectively). Foreign currency contracts are carried at fair value which is determined using quoted market prices or discounted cash flows. The maturity for all foreign currency contracts held by the Company is short-term. The fair value of the foreign currency contracts is included in current liabilities on 31 December 2008. Gains and losses from the fair value accounting related to foreign currency derivatives are included in other non-operating income and expense and amounted to T€ 0, T€ 758 and T€ 0 for the years ended 31 December 2009, 2008 and 2007, respectively.

The maximum exposure to credit risk for trade receivables including related parties at the year end by geographic region was:

	Years ended 31 December
	2009	2008
	T€	T€
Germany	1,117	250
United Kingdom	52	199
Rest of Europe	1,082	496
United States	1,340	1,572
Rest of the world	919	14

	4,510	2,531

	Average rate		Reporting date rate
	2009	2008	2009	2008
USD	0.71916	0.68341	0.6977	0.7095
GBP	1.12297	1.25968	1.1113	1.0272
CHF	0.66245	0.63064	0.6723	0.6720

Currency risks

The Company is in connection with all financial instruments recorded at 31 December 2009 and 2008 significantly exposed to currency risks associated with the US Dollar and UK Sterling due to financial instruments held in currencies which are not the functional currency of Evotec. The subsidiaries of Evotec AG located in UK, US and in India, are additionally exposed to the currency risks associated with the Euro in relation to their functional currency. If the Euro had gained (lost) 10 percent against the US Dollar at 31 December 2009 the effect on net loss would have been T€ 592 higher (lower) (31 December 2008: T€ 49 higher (lower); 31 December 2007: T€ 776 higher (lower)). Shareholders’ equity is impacted in the same amount. If the Euro had gained (lost) 10 percent against the UK Sterling at 31 December 2009 the effect on net loss would have been T€ 90 higher (lower) (31 December 2008: T€ 552 higher (lower); 31 December 2007: T€ 920 higher (lower)). Shareholders’ equity is impacted in the same amount.

Interest rate risks

The Company is exposed to interest rate risks in Germany, India, UK and US due to current investments as well as loans and finance leases. Financial instruments with fixed interest rates are not subject to interest rate risks and therefore are not included in the sensitivity analysis. Financial instruments with variable interest rates as of 31 December 2009 are included in the sensitivity analysis for the period of their existence. If the interest rate had been 100 basis points higher (lower) at 31 December 2009 the effect on net loss would have been T€ 474 higher (lower) (31 December 2008: T€ 358 higher (lower); 31 December 2007: T€ 492 higher (lower)). Shareholders’ equity is impacted in the same amount.

The fair values of the long-term loans and finance leases as of 31 December 2009 would have been T€ 66 lower (higher) (31 December 2008: T€ 131 lower (higher)) if the relating interest rate used for determining fair values had been 100 basis points higher (lower) at 31 December 2009 and 2008, respectively.

Other price risks

The Company is not exposed to any price risks associated to their financial instruments.

The Management Board has overall responsibility for the establishment and oversight of the Company’s management framework. The Management Board has established a Risk Management, which is responsible for developing and monitoring the risk management policies. The Risk Management reports regularly to the Management Board on its activities.

(30) Risks

Liquidity risks

Based upon the Company’s current financial plan it expects that its current cash and cash equivalents, short-term and long-term investments, together with its operating revenues will be sufficient to fund its planned activities beyond of 2012. The Company’s future cash requirements will depend on various factors, including its success in developing Evotec’s pipeline projects, its ability to partner the Company’s projects with collaborators, increasing sales of both existing and new services, expenses associated with sales growth as well as competition and the general economic situation. Expenditures on internal development programs or potential acquisitions of technologies or intellectual property rights are likely to reduce the Company’s short- to mid-term profitability and cash reserves. The Company intends to reduce part of this financial exposure by entering into early stage collaboration agreements, to the degree possible and advisable while trying to maximise returns. Additionally, in the past, the Company has raised cash through capital increases. The Company does not intend to engage in projects or project phases unless appropriate funding is allocated or secured.

The Company conducts clinical trials, which have a risk of failure. A clinical trial failure may have a negative impact on the Company’s financial position, results of operations and cash flows.

The Company has important collaborations with pharmaceutical and biotechnology companies. Any termination of such collaborations or failure to achieve contracted milestones would likely have an adverse impact on the Company’s financial position, results of operations and cash flows.

With a high proportion of sales denominated in U.S. Dollar, currency exposure creates a risk to our profitability, in particular relative to the UK Sterling with the respect to the subsidiaries in the United Kingdom. A weakening of the U.S. Dollar when accompanied by a relative strengthening of the UK Sterling against the Euro will reduce revenues and profitability and constitutes a significant risk to the Company’s financial situation. The Company has entered into certain hedging activities to help mitigate the impact of the currency fluctuations on its results of operations before taxation.

Capital management

Evotec actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximise returns. Evotec’s cash and short-term investments are located at several different banks and financial investments are made in liquid, highly diversified investment instruments in low risk categories (products or financial institutions rated A or better (Standard & Poor’s ratings or equivalent)).

The following table shows the total assets, equity as well as equity ratio and net financial assets:

	Years ended 31 December
	2009	2008
	T€	T€
Total assets	146,599	182,900
Equity	111,487	149,859
Equity ratio (in %)	76.0%	81.9%
Net cash	19,721	43,736

To manage short-term and medium-term liquidity, the Company makes use of long-term bank loans and asset financing to maintain and further develop its discovery platform. The minimum level of cash as collateral for this purpose is T€ 13,625 (31 December 2008: T€ 9,875). The sum of these debt instruments—including both long-term and current portions—at the end of 2009 was T€ 13,205 (2008: T€ 11,328).

Evotec remains well financed with an equity ratio of 76.0% (31 December 2008: 81.9%) and currently has no plans or necessity to raise capital in the near to mid-term. However, the option to increase capital may always be considered if new opportunities arise in terms of M&A and in-licensing which requires additional financing.

No capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of miscellaneous stock option plans. Please refer with regard to the authorised capital and the conditional capital to Note 20.

Credit risks

The Company has exposure to credit risks primarily with respect to its trade accounts receivables and its short-term and long-term investment which primarily invest in debt instruments. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable. The Company’s accounts receivables are generally unsecured and are not backed by collateral from its customers. At 31 December 2009, one customer accounted for 16% of trade receivables. In the prior year, one customer accounted for 44% of all trade accounts receivables. Concentrations of credit risks with respect to trade accounts receivables are limited by a number of geographically diverse customers and the Company’s monitoring procedures.

The Company has further expanded its customer base. However, the two largest customers of Evotec combined represent more than 40% of the group revenues in 2009 and more than 53% and 35% in 2008 and 2007 in continuing operations, respectively. A termination of these business relations could have adverse impacts on the Company’s financial results.

At 31 December 2009, the Company had a guarantee outstanding of T€ 190 (31 December 2008: T€ 190) related to securing certain payment obligations of the European ScreeningPort GmbH. The Company has guaranteed the European ScreeningPort a further loan facility in the amount of T€ 511. Other guarantees outstanding at 31 December 2009 amounted to T€ 417 (31 December 2008: T€ 472).

Market risks

The global economic downturn and the changing regulatory environment are the dominant factors influencing the Company’s macro environment. 2009 has been widely considered as one of the largest economic downturns in the global economy. While Evotec does not intend to raise capital via the equity market in the near-term it is uncertain as to when the financing cycle might improve.

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

The market environment is marked by pricing pressures, originating from funding restrictions of some biotechnology customers and from evolving and strengthening competition in individual drug discovery disciplines in low cost countries. Therefore, firm cost management, continuous enhancement of capabilities and technologies, careful market positioning and sales from high value results-based contracts are mandatory. In addition, Evotec continues to explore ways to capture some of the cost advantages in countries like India, as exemplified by the acquisition of the majority stake in RSIPL (Thane).

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

(31) Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	31 December 2009		31 December 2008
	Carrying amount	Fair value	Carrying amount	Fair value
	In T€
Cash and cash equivalents	32,926	32,926	55,064	55,064

Available-for-sale-financial assets
Investments	25,432	25,432	29,034	29,034
Long-term investments	10	10	10	10

Total available-for-sale-financial assets	25,442	25,442	29,044	29,044

Loans and receivables
Trade accounts receivables	4,510	4,510	2,531	2,531
Accounts receivables due from related parties	—	—	—	—
Current tax receivables	347	347	1,373	1,373
Other current financial assets	1,428	1,428	951	951
Other non-current financial assets	12,903	12,903	10,472	10,472

Total loans and receivables	19,188	19,188	15,327	15,327

Secured and unsecured loans
Current maturities of long-term loans	(9,087)	(9,118)	(2,579)	(2,579)
Long-term loans	(3,757)	(3,786)	(8,047)	(8,047)

Total secured and unsecured loans	(12,844)	(12,904)	(10,626)	(10,626)

Finance lease liabilities
Current portion of finance lease obligations	(229)	(229)	(356)	(356)
Long-term finance lease obligations	(132)	(132)	(346)	(346)

Total finance lease liabilities	(361)	(361)	(702)	(702)

Trade and other payables
Trade accounts payable	(4,398)	(4,398)	(6,371)	(6,371)
Accounts payable to related parties	(837)	(837)	(820)	(820)
Current income tax payables	(244)	(244)	(1,719)	(1,719)
Other current financial liabilities	(485)	(485)	(609)	(609)

Total trade and other payables	(5,964)	(5,964)	(9,519)	(9,519)

	58,387	58,327	78,588	78,588

Unrecognised gain		60		0

(32) Pension plan

The Company operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Company to the fund (and to employees’ own pension schemes) and amounted to T€ 520 (2008: T€ 645; 2007: T€ 803). Contributions amounting to T€ 68 (2008: T€ 67) were payable to the fund at the year end and are included in provisions. The Company’s contribution rate is determined by the employees’ contributions and their age. There were no changes in the basis for such contributions during the year. The statutory retirement insurances are defined as contribution plan under IAS 19, but are not included in the amounts stated above.

The Company operates a defined benefit pension plan for one former member of the Management Board of Evotec AG. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. An actuarial report was prepared in 2009 and 2008 for this purpose. The calculations are based on assumed pension increases of 2.0% and a discount rate of 5.39% in 2009 and 5.70% in 2008. The discount rate reflects market conditions. Actuarial gains and losses are recorded using the 10% corridor method. The provision amounted to T€ 105 and T€ 104 as of 31 December 2009 and 2008, respectively.

Total expense for the period for the defined benefit plan amounted to T€ 1 (2008: income of T€ 3; 2007: expense of T€ 5) and consist of the following:

	Year ended 31 December	Year ended 31 December
	2009	2008
	T€	T€
Pension liability beginning of the year	104	107
Interest cost	5	5
Amortisation of actuarial losses	(4)	(8)
Pension payments	—	—

Pension liability year end	105	104

(33) Commitments and contingencies

(a) Operating lease obligations

The Company leases office and laboratory space and other equipment under operating leases in accordance with IAS 17. The longest of these obligations extends through 2023. Certain leases contain rent increases, rent holidays and renewal options. The total rents due under these leases are recognised on a straight-line basis over the lease term. The future minimum lease payments under non-cancellable operating leases are approximately as follows:

T€
2010	3,926
2011	3,392
2012	3,129
2013	3,050
2014	1,267
Thereafter	12,386

Total	27,150

The majority of operating leases is related to rent expenses for facilities. The rent expense for such leases amounted to T€ 3,246, T€ 3,993 and T€ 2,991 for the years ended 31 December 2009, 2008 and 2007, respectively.

(b) Other commitments and contingencies

The Company has entered into consultancy contracts. During 2009, 2008 and 2007, expenses under consultancy contracts totalled T€ 339, T€ 243 and T€ 344, respectively. The future minimum payments associated with long-term consultant and other miscellaneous long-term commitments total approximately T€ 371 and T€ 180 at 31 December 2009 and 2008, respectively.

As discussed in Note 4, the Company has certain commitments resulting from the amendments to its agreements with its technology funding partners.

The Company has, in the sale and purchase agreement for all the shares in Evotec Technologies GmbH, provided certain guarantees customary for such agreements. No current liabilities from this guarantee exist as of 31 December 2009.

The Company has licensed or acquired certain third party intellectual property for use in its business. Under these agreements, the Company is required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties.

The Company is not aware of any litigation as of 31 December 2009.

(34) Related party transactions

According to IAS 24 the Company discloses related party transactions where Supervisory Board members and Management Team members of the Company have significant influence on companies Evotec works with in the ordinary course of business (the figures reflect the total group):

Peer Schatz is Chief Executive Officer of Qiagen N.V and was Vice Chairman of the Supervisory Board of Evotec until 28 August 2008. From affiliates controlled by Qiagen N.V. the Company bought products in the amount of T€ 40 and T€ 64 in 2008 and 2007, respectively. The amount of payables to those affiliates on 31 December 2008 including VAT amounts to T€ 1.

Dr Peter Fellner is Non-Executive Chairman (until November 2009 Executive Chairman) of Vernalis plc, Winnersh, UK, with whom the Company entered into a service agreement in the ordinary course of business. Related revenues amounted to T€ 0, T€ 0 and T€ 921 in 2009, 2008 and 2007, respectively, and the accounts receivables amounted to T€ 0 and T€ 0 as of 31 December 2009 and 2008, respectively.

The spouse of Mary Tanner was Vice Chairman of Lehman Brothers, Inc (Lehman). Lehman was representing and advising the Company with respect to the acquisition of Renovis, Inc. (since 2007). The relating capitalised expenses amounted to T€ 0, T€ 2,316 and T€ 472 in 2009, 2008 and 2007. The amount of the related payables was T€ 837 and T€ 819 as of 31 December 2009 and 2008.

The Company entered in 2008 into a consultancy agreement with Dr Flemming Ørnskov outside the scope of his Supervisory Board activities with the approval of the full Supervisory Board, which ended in June 2009. The relating expenses amounted to T€ 150 and T€ 13 in 2009 and 2008, respectively, with relating payables as of 31 December 2009 and 2008 in the amount of T€ 0 and T€ 13, respectively.

The Evotec AG has recorded no revenues with related parties in 2009, 2008 and 2007. Subsidiaries of Evotec AG recorded no revenues with related parties in 2009 and 2008. In 2007, subsidiaries of Evotec AG recorded revenues with related parties in the amount of T€ 921.

Administrative services provided by the Company to Management Board or Supervisory Board members for their private purposes, if any are reimbursed to the Company at cost.

Accounts payable to related parties

	Year ended 31 December 2009	Year ended 31 December 2008
	T€	T€
Lehman Brothers Inc.	837	819
Qiagen N.V. (until August 2008)	—	1

	837	820

Schedule II Valuation and qualifying accounts

Total group
Bad debt allowance
T€
January 1, 2007	123
Additions	55
Reclassification of assets held for sale	(123)

December 31, 2007	55
Additions	0
Releases	(55)

December 31, 2008	0
Additions	88
Releases	(0)

December 31, 2009	88

Item 19. Exhibits

Exhibit List

Exhibit No.	Description
**1.1	Articles of Association of Evotec AG as amended and restated as of December 22, 2008 (English translation) filed with the trade register effective as of October 11, 2009.

*1.2	Rules of Procedure for the Management Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*1.3	Rules of Procedure for the Supervisory Board of Evotec AG (English translation) (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.1	Agreement and Plan of Merger with Amendment (incorporated by reference to Annex 1 to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.2	Specimen certificate representing ordinary shares of Evotec AG (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*2.3	Form of Deposit Agreement among Evotec AG, JPMorgan Chase Bank, N.A. and holders and beneficial owners of American Depositary Shares (incorporated by reference to the Registration Statement No. 333-148604 on Form F-6, filed by JPMorgan Chase Bank, N.A. January 11, 2008).

*2.4	Form of American Depositary Receipt (included in Exhibit 2.3).

*4.1	Forms of Voting Agreements (attached as Annex 2 to the to the proxy statement/prospectus that is part of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.2†	License Agreement, dated December 19, 2003, between Hoffmann-La Roche Ltd. and Evotec Neurosciences GmbH: NMDA EVT 100 series with Amendment (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.3†	License Agreement, dated March 15, 2005, between Hoffman-La Roche and Evotec Neurosciences GmbH: GABA A: EVT 201 License Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.4†	License Agreement, dated January 6, 2006 between Hoffman-La Roche and Neurosciences GmbH: MAO-B Inhibitor: EVT 302 License Agreement with Amendment (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.5†	Collaboration Agreement, dated August 23, 2004 by and among Boehringer Ingelheim International GmbH, Evotec OAI AG and Evotec Neurosciences GmbH and Amendment (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.6†	Collaborative Discovery and Development Agreement, dated June 20, 2006, by and among Hoffman-La Roche and Evotec NeuroSciences GmbH (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.7	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares in Evotec Techonologies GmbH, dated November 30, 2006, between Evotec, Pfizer, Inc., and PerkinElmer Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

Exhibit No.	Description
*4.8	Agreement for the Sale and Purchase of Shares and Assets Relating to the Chemical and Pharmaceutical Development Business of Evotec, dated September 10, 2007, between Evotec AG and Aptuit, Inc. (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.9†	Services Agreement, dated January 1, 2008, between Evotec AG and CHDI Foundation, Inc. (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement No. 333-148488 on Form F-4, filed January 7, 2008, as amended).

*4.10†	License Agreement, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: EVT 100 License Agreement (incorporated by reference to Exhibit 4.10 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 5, 2009 (File No. 001-34041)).

*4.11†	Asset Purchase Agreement, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: EVT 100 Asset Purchase Agreement (incorporated by reference to Exhibit 4.11 of the Company’s Amendment No. 1 to Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on July 10, 2009 (File No. 001-34041)).

*4.12†	First Amendment to License Agreement effective March 18, 2005, dated March 9, 2009, between Hoffmann-La Roche Ltd., Hoffmann-La Roche Inc. and Evotec Neurosciences GmbH: First Amendment to EVT 201 License Agreement (incorporated by reference to Exhibit 4.12 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 5, 2009 (File No. 001-34041)).

*4.13†	Research and Collaboration Agreement, dated October 30, 2008, between Novartis International Pharmaceutical Ltd. and Evotec (UK) Ltd. (incorporated by reference to Exhibit 4.13 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 5, 2009 (File No. 001-34041)).

*4.14	Renovis, Inc. Amended and Restated 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Renovis, Inc.’s Registration Statement on Form S-1 filed on October 17, 2003 (SEC File No. 333-109806)).

*4.15	Renovis, Inc. Amended and Restated 2003 Stock Plan (incorporated by reference to Exhibit 10.3 to Renovis, Inc.’s Registration Statement on Form S-8 filed on January 22, 2007 (File No. 333-140136)).

*4.16	Renovis, Inc. Amended and Restated 2005 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.31 to Renovis, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 15, 2007 (File No. 000-50564)).

*4.17	Renovis, Inc. 2007 Employment Commencement Incentive Plan (incorporated by reference to Exhibit 10.2 to Renovis, Inc.’s Current Report on Form 8-K filed on January 4, 2007 (File No. 000-50564)).

**4.18††	Amended and Restated Services Agreement, dated November 1, 2009, between Evotec AG, Evotec (UK) Ltd. and CHDI Foundation, Inc.

**4.19	Share Purchase Agreement between Evotec AG, DIL Limited and Research Support International Private Limited, dated August 6, 2009.

**8.1	List of Significant Subsidiaries and Associated Companies of Evotec AG.

**12.1	Certifications under Section 302; Werner Lanthaler, Member of the Management Board and Chief Executive Officer.

**12.2	Certifications under Section 302; Dr Klaus Maleck, Member of the Management Board and Chief Financial Officer.

Exhibit No.	Description

**13.1	Certifications under Section 906; Werner Lanthaler, Member of the Management Board and Chief Executive Officer and Dr Klaus Maleck, Member of the Management Board and Chief Financial Officer.

**15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

†	The Securities and Exchange Commission has previously granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
††	Confidential portions of this exhibit have been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Filed Previously.
**	Filed Herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVOTEC AKTIENGESELLSCHAFT

Dated: June 7, 2010	By:	/S/ WERNER LANTHALER
Werner Lanthaler Chief Executive Officer