Form 20-F
period 2021-12-31
Evotec SE
filed 2022-04-26
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

Form 20-F

___________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____ to____.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-34041

Evotec SE

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive oﬃces)

Dr. Werner Lanthaler

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one-half of one ordinary share	EVO	The NASDAQ Global Select Market
Ordinary shares, no par value per share*	—	The NASDAQ Global Select Market

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares as of December 31, 2021 was 176,608,195.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

v
U.S. GAAP ☐	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒ No

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

The Evotec SE logo, Evotec, Evotec International, Just, the Just logo, J.POD®, Abacus, Aptuit, the Aptuit logo, Evotec INDiGO, Aptuit INDiGO, Cyprotex and other trademarks or service marks of Evotec appearing in this annual report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this annual report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU) and additionally as issued by the IASB. Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. dollars. Unless otherwise indicated, these translations for the financial information as of and for the years ended December 31, 2021, and 2020 were made at the rate of €1.00 to $1.1318, the noon buying rate of the Federal Reserve on December 31, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could have been purchased upon exchange of Euros at the dates indicated. All references in this annual report to “$” mean U.S. dollars and all references to “€” mean Euros. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified in the section titled “Risk Factors” in this annual report. The forward-looking statements in this annual report include, among others, statements regarding:

●	Our ability to innovate sufficiently and continually remain at the forefront of precision medicine, including with respect to our platform technologies and our investment into the discovery of new pipeline assets, such that we retain our existing customers, broaden, and deepen our customer relationships and gain new customers.
●	Our ability to find suitable partners or agree on acceptable terms regarding our unpartnered pipeline assets.
●	The ability and timing of our partners to develop successfully, conduct trials of, obtain regulatory approval for and commercialize our pipeline assets,
●	Our ability to allocate properly resources, retain the business of our existing customers, and successfully manage the expansion of our company, including with respect to our investments through EVOequity,
●	Whether we can obtain a positive return on our equity investments,

●	The impact of the COVID-19 pandemic and any similar pandemic, epidemic or outbreak, on our business, financial condition, results of operations, cash flows and prospects,
●	The impact of the United Kingdom’s withdrawal from the European Union on our business and results of operations.
●	The impact of the Ukraine conflict and all impacts from sanctions against Russia for our business as well as indirect impacts like e.g. significant increases in energy costs.
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws and anti-money-laundering laws,
●	Our ability to secure our information technology systems and the regulated data stored therein, as required by law,
●	Our ability to obtain the substantial additional financing required to achieve our goals,
●	Our ability to take advantage of R&D tax credits and tax loss carryforwards; and
●	Our ability to obtain sufficiently and timely, maintain, protect, defend and/or enforce our intellectual property rights.

The preceding list is not intended to be an exhaustive list of all our forward-looking statements. The forward-looking statements contained in this annual report speak only as of the date of this annual report, and unless otherwise required by law, we do not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this annual report titled “Risk Factors”. These risks include, but are not limited to, the following:

●	Our business is subject to the significant and increasing challenges that face the pharmaceutical and biotechnology industries,
●	Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain,
●	Drug discovery and innovation is subject to significant risks and increasing challenges,
●	Our operational business faces various performance-related risks,
●	We intend to develop and expand our company, and we may encounter difficulties in managing our development and expansion efforts, which could disrupt our operations,
●	We may not realize a return on our equity investments,
●	Our success depends on our ability to attract and retain senior management and key employees, including highly specialized scientific staff,

●	Our partners and we face intense competition in the biotechnology and pharmaceutical industries,
●	The approval and sale of drug products is subject to extensive regulation, and accordingly our ability to generate revenue from our pipeline assets is uncertain,
●	Even if any of our pipeline assets are commercialized, they may not be accepted by physicians, healthcare payors, patients, or the medical community in general,
●	Our efforts to obtain, maintain, protect, defend and/or enforce our intellectual property may be inadequate and our business could be adversely affected as a result,
●	Our activities, and the activities of our customers, are and will continue to be subject to extensive government regulation to ensure patient health; and
●	Our ability to report accurately our financial results or prevent fraud if we fail to maintain an effective system of internal control over financial reporting

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

A.        Directors and senior management.

Not applicable.

B.        Advisers.

Not applicable.

C.        Auditors.

Not applicable.

Item 2.                 Offer Statistics and Expected Timetable

A.        Offer statistics.

Not applicable.

B.        Method and expected timetable.

Not applicable.

Item 3.                 Key Information

A.        [Reserved]

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

Risk Management

Our risk management system is attuned to the early detection, assessment, and management of major risks, in particular those that may threaten its existence. Thanks to extensive, continuous analysis and monitoring of individual risks, we can weigh operational and economic parameters and initiate specific measures to mitigate or entirely prevent the potential negative impact of risks.

Our Management Board assumes the responsibility for the risk management system and the underlying cornerstones of risk policy and strategy. The group-wide co-ordination, implementation and development of the risk management system is handled by our risk management department, which routinely reports directly to the Chief Financial Officer (CFO).

Our risk management sets the main guidelines and closely communicates with all corporate units and all risk-relevant operational and support divisions both at the group level and in the subsidiaries. It helps to identify and assess risks, providing advice for and monitoring the shaping and implementation of suitable countermeasures. In this context, contacts for risk reporting and risk management in all business units are continuously identified and nominated. The Supervisory Board is in charge of monitoring the efficiency of the risk management system. The Management Board and the Supervisory Board review the processes of the risk management system once every year during risk reporting.

As part of the comprehensive risk management system, we have an internal control system in place in which suitable structures and processes are defined and implemented in the organization. The aim of our internal control system is to minimize the occurrence of procedural risks to an acceptance level. This also includes ensuring proper and effective accounting and financial reporting in accordance with national and international accounting standard and laws.

Risks are assessed based on two criteria: probability of occurrence and potential damage. As a basic standard, all risks are evaluated on a gross (i.e., before the consideration of response measures) and a net (i.e. remaining risks after existing and risk response measures) risk basis in order to display the effectiveness of risk response activities.

The classification of risks and the risk matrix generated for the internal quarterly risk report are based on the following three-level risk classes:

Probability of occurrence

Category	Risk
Low	< 5%
Medium	5 – 25%
High	>25%

Potential financial impact on liquidity

Risk-class	Risk
Low	< € 2	m
Medium	€ 2 – 5	m
High	> € 5	m

We are exposed to various risks arising from its activities and from the sector. Each of these risks could have a significant negative impact on its general business, its financial situation, and its results.

We have classified the most important risks in the following categories: strategic risks, market risks, financial risks, legal/compliance risks, ownership and patent risks, HR risks, information technology risks, and operational risks.

In the following, the most relevant risks are reported. Established risk control measures are taken into account so that the following risk overview is based on a net risk perspective for the probability of occurrence and the financial impact. We also report significant risks that may not be financially quantifiable in a meaningful way. In the following, we describe the individual risk categories and indicate their risk classification. The order does not imply any valuation of the risks.

CORPORATE RISK OVERVIEW (aggregated)	Probability of Occurrence	Potential financial impact
1. Strategic risks
Failure to achieve strategic targets	High	High
Disruptive market participants	Low	High
Future risks to success in drug discovery and development	High	High
Failures of mergers and acquisitions	Medium	Medium
Political risks	High	Low
2. Market risks
Competitive situation	Low	High
Commercial risks from out-licensing and licensed products	High	Medium
Overall economic development	High	Medium
Risks related to the COVID-19 pandemic	Low	High
Termination of projects and contractual relationships	High	High
3. Financial risks
Liquidity risk	Low	Low
Currency risks	Low	High
Interest rate risks	Low	Low
Loss of R&D tax credits	Low	High
Risks in the context with changes in tax laws and interpretations by tax authorities’s in jurisdictions of business operations	Medium	Medium
4. Legal/compliance risks
Litigation	Low	High
Contractual risks	Medium	Low
Regulatory risks	Low	Low
Product liability risks	Low	Low
Quality risks in R&D	Medium	High
General governance and compliance risks (fraud, corporate governance)	Low	High
5. Ownership and patent risks
Patents and proprietary technologies	Medium	Medium
Licenses granted for partnered assets	Medium	Medium
6. HR risks
Loss of highly qualified staff (key employees)	High	Low
7. Information technology risks
Loss of data	Medium	High
Data integrity and protection	Medium	Low
Cyber risks	High	High
GDPR and other similar jurisdictions	High	High
8. Operational risks
Environmental, health and occupational safety risks	Medium	Low
Procurement risks	High	High
Process risks	Low	Medium
Major disasters on sites	Low	High

Compared to fiscal year 2020, Evotec has fundamentally changed its valuation basis as well as the valuation methodology. Since the fiscal year, all risks are derived using a gross-net method, as recommended by German and international standards. This leads to a more accurate assessment of risks and improved management of our countermeasures. In addition, the risk management has been changed to a cash impact assessment only, which allows for an improved comparability of risks.

Based on the principles of risk factor assessment described above, the Management Board believes that no risks have been identified currently that jeopardize the continued existence of Evotec, either alone or in a foreseeable aggregation.

Strategic risks

Failure to achieve strategic targets

Currently, we have more than 4,000 employees and, in connection with the growth and advancement of our pipeline, we expect to increase the number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. We are actively developing pipeline assets in many therapeutic areas and across a wide range of diseases. We also routinely pursue new service offerings, such as our recent expansion into CRO services including, but not limited to, protocol preparation and review and regulatory preparation and submission. Successfully developing candidates for, and fully understanding the regulatory and manufacturing pathways to, all these therapeutic areas and diseases requires a significant depth of talent and experience, resources and corporate processes in order to allow simultaneous execution across multiple areas. In case of limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of its operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. For example, by expansion into CRO services, we may become liable for acts or omissions made in connection with developing clinical protocols. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects. If our management is unable to manage effectively our expected development and expansion, the expenses may increase more than expected the ability to generate or increase revenue could be reduced and we may not be able to implement its business strategy. Our future financial performance and our ability to compete effectively will depend in part on the ability to effectively manage our future development and expansion. In order to achieve our strategic targets, we above all must continue and expand our top-quality, innovative services.

Disruptive market participants

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We face the risk that new market entrants and existing competition may try to replicate our business model or introduce a more innovative offering that renders our services less competitive or obsolete. In addition, our drug discovery and development efforts may target diseases and conditions for which there are existing therapies or therapies that are being developed by our competitors, which may have e.g., greater resources or greater manufacturing capabilities than we do. Further, any drug products resulting from our research and development efforts might not be able to compete successfully with others’ existing and future products.

We address the growing competitive and price pressure with high-quality, innovative, and flexible-access services and a unique business model based on proprietary technology platforms. Reasonable cost management continued development of capacities and technologies, diversification of revenues as well as revenues from valuable, result-driven alliances are critical factors for us in maintaining a significant role in the world of drug discovery in the pharma and biotechnology sector.

Future risks to success in drug discovery and development

We seek to serve as a source of innovative drug candidates to potential partners. We are advancing a number of active discovery and early-stage development assets that it intends to license to partners for clinical development and commercialization. Some of our assets are not partnered, and if we cannot find a suitable partner or agree on acceptable terms with a partner, we may not be able to generate a return on such assets. Furthermore, the amount of our return on the investments in our own pipeline assets depend on many factors, such as the degree of innovation and strength of our intellectual property position, as well as on external factors outside of our control. For example, our ability to generate a return on the investments in our pipeline assets depends, in significant part, on our partners’ research and development priorities. The market environment, demand and competitive landscape for our individual pipeline assets might change significantly over time as certain diseases become more or less prevalent or other treatment options are demonstrated to be safer and more effective or become more readily available, thereby reducing the market opportunities for our pipeline assets in development. As a result, the commercial objectives of our partners with respect to individual assets and the financial proceeds we may receive from partnering individual assets is highly uncertain, subject to factors outside of our control and could deviate significantly from our projections. Whether we are eligible to receiving milestone and royalty payments is subject to our partners’ success with regard to pre-clinical and clinical testing. The outcome of respective tests and trials is inherently uncertain, and we do neither control nor drive the development process once our partners enter the clinical trial phase. Our partners also may experience unforeseen challenges during, or as a result of, any clinical trial which they conduct. This could significantly delay or even prevent successful product development and subsequent market approval. Furthermore, there is a risk that milestone and potential license payments on future drug sales by partners will be lower than anticipated in our strategic planning. This could thus lead to impairments of underlying individual intangible assets, affecting our financial position and jeopardize the corresponding strategic target in the medium to long term.

Failure of mergers and acquisitions

We have strategic growth targets which we intend to achieve through a combination of organic growth and the acquisition of complementary service and research capacities. We intend to undertake additional strategic acquisitions; however, it may not realize the intended advantages of such acquisitions and investments, in particular if we are unsuccessful in ascertaining or evaluating target businesses. For instance, our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions. If we fail to realize the expected benefits from acquisitions or investments, whether as a result of e.g., unidentified risks or liabilities or integration difficulties, our business, results of operations and financial condition could be adversely affected (e.g., impairments on goodwill or intangible assets). Moreover, we may not be able to locate suitable acquisition or partnership opportunities. Following an acquisition, we may not be able to successfully integrate the acquired business or operate the acquired business profitably. In addition, integration efforts often take a significant amount of time, place a significant strain on managerial, operational, and financial resources, might result in loss of key personnel and can prove to be more difficult or expensive than predicted. The diversion of the management’s attention and any delay or difficulties encountered in connection with any future acquisitions could result in the disruption of our on-going business or inconsistencies in standards and controls that could negatively affect our operations, including the ability to maintain third-party relationships. If we encounter difficulties integrating newly acquired assets or operations with our platform, our business, and results of operations as a group may be adversely impacted. Moreover, if we invest in new modalities and technologies, it may not be successful in integrating them into our platform offerings or generating customer or partner demand for them, which could result in failure to generate a return on our investment. Some of the businesses we may seek to acquire may be marginally profitable or unprofitable. For these businesses to achieve acceptable levels of profitability, we may need to improve our management, operations, products and/or market penetration. We may not be successful in this regard, and it may encounter other difficulties in integrating acquired businesses into our existing operations. Further, if we undertake acquisitions, it may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Further, as part of our EVOequity model, from time to time we invest in start-up companies and/or development stage technology. In evaluating these opportunities, we follow an evaluation process that considers factors such as potential financial returns, new expertise in emerging drug discovery and business benefits. Despite our best efforts to calculate potential return and risk, some, or all of these companies we invest in may be unprofitable at the time of, and subsequent to, our investment. We may incur losses from these investments, including the potential for future impairment charges on the investments, and the anticipated benefits of the technology and business relationships may be less than expected. We therefore strive to ensure the proper adjustment and smooth integration of the new companies’ technologies, cultures, systems and processes and act as ONE Evotec. Based on the experience of past acquisitions, we make use of all necessary resources and departments to ensure a smooth integration process.

Political risks

Political risks, which we consider to be strategic risks, mainly include geopolitical decisions that lead to global trade conflicts or an uncertain economic situation. In case of instable political situations, we also face the risk of direct impact on our operations e.g. due to delays of deliveries or blacklisted countries including suppliers and customers from these countries. We address these risks by continuously monitoring political uncertainties and actively working with stakeholders in order to assess and minimize potential negative effects where possible. For this purpose, special task forces comprising representatives from all necessary business units prepare and implement measures in a timely manner, e.g., a BREXIT task force in 2020 until mid of 2021. With the Russia/Ukraine conflict, starting in 2021, we closely monitor all impacts from sanctions against Russia for our business as well as indirect impacts like e.g. significant increases in energy costs. The impact on Evotec from the Russia/Ukraine conflict is recorded directly under the purchasing risks. We address these risks by e.g. transferring orders to other suppliers on an early stage and proactively.

Market risks

Competitive situation

The world of drug discovery in the pharmaceutical and biotechnology sector has grown rapidly in recent years. As a result, we are closely monitoring the competitive situation and the competitive environment. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated, next generation technology platforms which we believe will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we are able to provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes. The industry in which we operate is highly competitive, with many players pursuing similar scientific approaches. If we do not continually offer our partners innovative and cutting-edge solutions and remain at the forefront of precision medicine, our business may be materially and adversely affected. Moreover, our business operations are subject to challenges as a result of industry pressures. For instance, we expect the industry to continue experiencing pricing pressures due to the persistent trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs, particularly with regard to prescription drugs, has intensified and our partners are impacted accordingly. As our business is dependent on the continued health and growth of the pharmaceutical and biological industry, should the industry contract due to pricing pressure, our business may be materially and adversely affected. We address this risk with a diversified business model based on innovative, multifunctional technologies and platforms that took years to develop.

Commercial risk from out licensing and licensed products

We depend in part on out-licensing arrangements for late-stage development, marketing, and commercialization of its pipeline assets. Dependence on out-licensing arrangements subjects us to a number of risks, including the risk that we have limited control over the amount and timing of resources that our licensees devote to pipeline assets, that our licensees may experience financial difficulties or that our licensees may fail to secure adequate commercial supplies of pipeline assets upon marketing approval, if at all. Moreover, we face the risks that our future revenues depend heavily on the efforts of our licensees and that business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete the development, marketing and/or commercialization of the relevant pipeline assets. Finally, a licensee could move forward with a competing product candidate developed either independently or in partnership with others, including our competitors.

If we or any of our licensee’s breach or terminate their agreements with us or if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our pipeline assets. Our dependence on our licensees’ experience and the rights of our licensees will limit our flexibility in considering alternative out-licensing arrangements for our pipeline assets. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our pipeline assets in a competitive and timely manner will have a material adverse effect on the commercialization of our pipeline assets. The commercial risk from out licensing and licensed products is a medium risk, in our view. To mitigate this risk to the extent possible, detailed project reporting is established within our Company and stipulated in any collaboration agreement.

Overall economic development

Due to our global activities, we are exposed to risks arising from the overall economic development, which may have an adverse effect on our revenue and earnings performance in the event of an economic slowdown.

Risks related to the COVID-19 pandemic

The COVID-19 pandemic is an extraordinary shock for the economies of the EU and the rest of the world, and it has severe economic and social consequences. The COVID-19 pandemic is continually evolving and to date has led to the implementation of various containment measures, including government-imposed shelter-in-place orders, quarantines, national or regional lockdowns, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities, and providers across the world. In response to the spread of COVID-19, and in accordance with direction from government authorities, we have, for example, limited the number of such personnel that can be present at our facilities at any one time, mandated the usage of face masks in all our facilities, implemented regular COVID-19 task force consultations, limited the maximum numbers of people allowed in rooms at one time and requested that many of our personnel work remotely. In the event that government authorities were to further modify current restrictions, our employees conducting research and development, or manufacturing activities may not be able to access our laboratory or manufacturing facilities and our core activities may be significantly limited or curtailed, possibly for an extended period of time. As a result of the COVID-19 pandemic, we have experienced and may in the future (with COVID-19 or other similar pandemics and outbreaks) experience severe disruptions, including:

●	Interruption of or delays in receiving products and supplies, such as pipettes and pipette tips, from the third parties we rely on to, among other things, provide our service offerings to our customers or manufacture for our customers, which may impair our ability to operate our business.
●	Limitations on our business operations by local, state, or federal governments that affect our ability to operate our business.
●	Delays in customers’ orders and negotiations with customers and potential customers.
●	Delays in clinical trials conducted by our partners, leading to a decrease in revenue in our EVT Innovate segment due to a corresponding delay in milestone achievements.
●	Business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, travel limitations, cyber security and data accessibility limits, or communication or mass transit disruptions; and
●	Limitations on employee resources that would otherwise be focused on the conduct of our activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Any of these factors could severely affect our operations. We cannot predict the scope and severity of any potential business shutdowns or disruptions as a result of the ongoing COVID-19 pandemic. The extent to which the pandemic may negatively impact our consolidated operations and results of operations or those of our third-party manufacturers, suppliers, partners or customers will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Although the direct financial effect of the coronavirus pandemic has been less severe for us than for other sectors up to now, due to the high likelihood of occurrence we rate the impact of COVID-19 as an ongoing material risk.

Termination of projects and contractual relationships

We depend on certain individual large customers. The loss of any of these customers would have a material adverse impact on our results of operations. Furthermore, certain of our service contracts involve scientific or technical delivery risks. In the current fiscal year, the revenue contribution of our three largest customers was 25% compared to 24% in 2020. Although we generally have long-term contracts with our major customers, there is a risk that customers may terminate projects and contractual relationships earlier than planned for strategic reasons or reasons for which we are responsible. High quality services, innovative solutions and close interaction with customers are key measures to reduce the likelihood of early contract termination or to identify its risk at an early stage. Nevertheless, the risk cannot be fully controlled due to strategic decisions of our customers that cannot be influenced. If a customer exits a drug discovery and development project, future revenues including milestone and royalty payments would be lost in a high volume. Where contractually permitted, we will always seek to continue the advanced research projects with new partners. We classify the termination of projects and contractual relationships especially our key projects with larger customers as a material risk, which, however, is also associated with significant opportunities.

Financial risks

Liquidity risk

Revenue fluctuations, expenditures, external events, and changes in the business environment might negatively impact our short-to-medium term profitability and liquidity. As of December 31, 2021, we had €858.2 million in cash, cash equivalents and investments. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, marketing and distribution arrangements, other partnerships and licensing arrangements, or a combination of these approaches. Even if we believe to have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. To actively address any related risk and safeguard its cash position, we have defined minimum liquidity levels and regularly undertakes scenario planning. In full compliance with our investment policy, the general risk of losing a significant amount of cash in cash investments is mitigated by spreading investments in high-quality credit instruments across several banks and by monitoring these banks and investments on an ongoing basis. The selected instruments are used exclusively to secure the underlying transactions, but not for trading or speculation. All options of refinancing are reviewed on a regular basis, including potential capital increases and the use of debt instruments. Overall, we see little liquidity risk at this point. Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the US dollar, Pound Sterling and the Euro.

Currency and interest rate risks

We manage the currency risks via close market monitoring, forwards, natural hedges, and other selective hedging instruments. Hedging transactions are entered into for future transactions that can be reliably anticipated based on our order book. Despite active currency management, exchange rate risk cannot be eliminated due to unpredictable volatility. As a result, our business may be affected by fluctuations in foreign exchange rates, which may have a significant impact on our results of operations and cash flows from period to period. Currency exchange movements also impact our reported liquidity in respect of translating liquid assets held in U.S. dollars or pound sterling into Euros. Interest rate risks may arise from inevitable negative interest on investments of available cash after capital increases, financing, etc. Due to the European Central Bank’s negative deposit interest rate of -0.5% (European Central Bank decided on February 3, 2022, to keep the rate at -0.5%), our banks are also charging negative interest on its balances. The Corporate Treasury Team continuously screens the market for suitable short-to-medium term investment options in order to avoid negative interest. In addition, Evotec continuously monitors interest rate market developments in order to react on interest rate increase risks - due to economic developments - on our floating rate loans at an early stage.

Risks in the context of changes in tax laws and interpretations by authorities in jurisdictions of business operations and R&D tax credit risks

We operate in many different countries and are therefore potentially taxable in several countries and subject to various national tax laws and regulations. Changes in tax laws, jurisdiction and interpretations by authorities or courts as well as findings based on audits by authorities in these countries can lead to additional tax expenses and payments, which can have a negative impact on our business, our financial position, and results. These unforeseen additional tax expenses can arise for a number of reasons. Due to the complexity of our business model, this could affect the tax treatment of individualized elements of customer contracts, the taxable presence of a group company in a tax jurisdiction, adjustments to transfer prices, the application of indirect taxes to certain transactions and the non-recognition of the benefits of double tax treaties. Furthermore, R&D tax credits in various countries form a significant part of other operating income and contribute positively to our financial performance. Influences can also arise from significant acquisitions, divestments, restructuring and other reorganizations. Due to the global economic downturn caused by the COVID-19 pandemic and the resulting increase in government costs, there is a higher risk that we will receive notifications about the reduction or failure to grant tax relief or receive adverse changes to tax assessments. In general, we work together with external consultants in all countries in which we operate in order to minimize any risks. In addition, we regularly monitor the political and legal landscape in this regard but could not completely avoid the negative effect on our results due to the lack of influence and compensation options.

Legal/compliance risks

We strive to address legal risks as early as possible and respond pro-actively. Permanent measures are meant to entirely prevent any compliance violations.

Litigation and contractual risks

Despite our pro-active measures, we are exposed to risks from litigation and cannot completely rule out infringements of legislation. As a result, we are exposed to the potential risk that legal action, court rulings or out-of-court settlements may have adverse financial consequences. For major and/or complex transactions, we pro-actively seek external advice to mitigate the related risks. We are bound by numerous complex contracts with a low degree of standardization, in particular customer contracts. Contractual clauses that are flawed or contentious or unfavorable for us may entail contractual risks like legal liability risks and financial risks. We address this risk by continuously involving our corporate legal department as well as external legal advisers when needed. Thanks to this cumulative expertise of established review and contract drafting processes, we have not recorded any judicial or material out-of-court settlements with customers in the past 10 years, so we consider the risk to be low. We and our pharmaceutical and biotechnology customers and partners are subject to extensive regulations by the FDA and similar regulatory authorities in other countries for development, manufacturing, and commercializing products for therapeutic or diagnostic use. Such regulations include but are not limited to, restrictions on testing on animals and humans, manufacturing, safety, efficacy, labelling, sale, advertising promotion and distribution of us or our partners’ products.

Regulatory risks and risks arising from changing or stricter regulations

In addition to the risk before, new laws and regulations to which we and our customers and partners are subject may change in the future affecting the viability of market entry for new products developed in our EVT Innovate segment or the ability to continue certain projects in the EVT Execute segment that may consequently be terminated at an early stage. These risks are addressed by continuously monitoring global and local legislations to ensure that looming changes are detected in time. For this purpose, we also employ external partners such as consultants, auditors, and legal advisers under contract. Provided such connections exist, we also engage in early dialogue with the authorities, e.g., regulatory authorities, to create transparency and ensure that its research and development activities conform to relevant legal and ethical requirements.

Product liability risks

It is possible that we will be responsible for potential product liability stemming from product research, development or manufacturing and may face an even greater risk if any drug candidate that we develop is commercialized. If we cannot successfully defend ourselves against claims that drug products, we develop with our partners caused injuries, we could incur substantial liabilities. Regardless of the merit or eventual outcome of such claims, any liability claims may result in e.g., decreased demand for any drug product that we may develop with our partner, loss of revenues, significant time and costs to defend the related litigation, initiation of investigations by regulators and injury to our reputation and significant negative media attention. We are covered by liability insurance, but notwithstanding such coverage, our financial position or results could be negatively affected by product liability claims. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. We act very prudently and responsibly to prove that clinical product candidates are safe and effective for human use and approvable by regulatory agencies. In this context, the direct clinical development, the conduct of human trials and the interaction with the regulatory authorities are usually carried out by our licensing partners.

Quality risks in manufacturing and R&D activities

Our business processes are designed to meet the highest scientific quality, and the progression of drug programs and drug candidates in development partnerships is part of our non-financial performance indicators. The success of our business therefore hinges upon the fulfilment of both our own and legal quality standards. Parts of our operations are subject to Good Manufacturing Practice (GMP), Good Laboratory Practice (GLP) and Good Clinical Practice (GCP) requirements and similar foreign requirements. Regulatory authorities and our customers may conduct scheduled or unscheduled (for cause) periodic inspections of our facilities to monitor our quality control system and verify that we comply with regulatory requirements and with the terms of our quality agreements with our customers. Audit findings that are classified as “critical” may lead to a loss of certification with regulatory agencies or a loss of approved supplier status with our customers and a subsequent loss in revenue. Our manufacturing facilities also require certification and validation activities to demonstrate that they operate as designed. In addition, our manufacturing facilities are subject to regulatory inspections by the FDA, the national competent authorities in EU member states (including AIFA in Italy), the Medicines and Healthcare products Regulatory Agency (MHRA) in the UK, and other comparable regulatory authorities. If we are unable to reliably manufacture products in accordance with the legal and regulatory requirements of the relevant regulatory authorities, we may not obtain or maintain the necessary approvals. Further, our facilities may fail to pass regulatory inspections, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay regulatory approval, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. To minimize potential quality risks in manufacturing and R&D activities, we have established a quality management system monitored by the Quality Assurance Committee. The Quality Assurance Committee submits regular reports to our management, and it defines quality requirements. In addition, it is in charge of compliance monitoring, reviewing and reporting as well as the implementation of quality improvement measures.

General Governance and compliance risks

In terms of governance and compliance risks, we are mainly exposed to privacy breach and the potential risk of antitrust violations or fraud, e.g., through price fixing, illicit gratuities and the acceptance of unauthorized invitations. All our employees are obliged to adhere to our Code of Conduct, which is applicable across the entire group. Compliance with internal company policies is paramount to our success and ensures a safe work environment for its employees and early detection of potential risks. It is essential for Evotec to ensure that the Company in general and our employees individually conduct business in a legal, ethical, and responsible manner. Employees are obliged to report any incidents they suspect of having breached the ethical guidelines laid out in our Code of Conduct to our supervisor or to our Compliance Officer. Our corporate Legal & Compliance department is in charge of the compliance monitoring. Its routine activities include reporting to the Management Board and the Supervisory Board, and the development and implementation of certain compliance guidelines and trainings.

Risks of failing to maintain an effective internal control over financial reporting as a US listed company

As a German public company traded on Frankfurt stock exchange, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. After the additional US listing in Nasdaq at the end of 2021, we are responsible for establishing and maintaining internal controls over financial reporting, disclosure controls, and complying with the other requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), Nasdaq regulations, and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a US public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the annual report for the fiscal year 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a). In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their audit report.

In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements, or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We may lose our emerging growth status as soon as the end of Q2 2022. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Ownership and patent risks

If our business activities conflict with patents or other intellectual property rights of third parties, activities may be suspended or there may be a legal dispute. Also, in the event that we believe that its patents or other intellectual property rights have been infringed upon by a third party, we might file lawsuits. These actions could have an influence on our financial position or results.

The risks associated with intellectual property include the two main general risks patents and proprietary technologies as well as licenses granted for partnered assets. In the following we give a more detailed overview of the most important sub-risks from our two main general risks stated above:

Uncertain protection for Evotec´s intellectual property

Different risk scenarios could arise which we subdivide in the following risk areas. Ours success depends in part on our ability to develop, use and protect our proprietary methodologies, software, compositions, processes, procedures, systems, technologies, and other intellectual property. To protect our intellectual property position, we primarily rely upon trade secrets, confidentiality agreements and policies, invention assignments and other contractual arrangements, trademark registrations and copyrights. Although our patent portfolio is not material to certain of our business, we have filed patent applications in the United States, Europe and abroad related to our pipeline assets, processes, or other technologies (including methods of manufacture). Our collaboration partners also file patent applications on our development assets on which we may earn milestones and royalties. We may not be able to apply for patents on certain aspects of our current or future pipeline assets, processes or other technologies and their uses in a timely fashion or at a reasonable cost. Even issued patents may later be found invalid or enforceable or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe, or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Additionally, our intellectual property may not provide us with sufficient rights to exclude others from copying our processes and technologies or commercializing pipeline assets. If we do not adequately obtain, maintain, protect, defend and/or enforce our intellectual property and proprietary technology, competitors may be able to use our proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.

Risks in a patent prosecution process

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or partners will be successful in prosecuting, obtaining, protecting, maintaining, enforcing and/or defending patents and patent applications necessary or useful to protect our proprietary technologies (including pipeline assets and methods of manufacture) and their uses. Furthermore, the patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner or in all potentially relevant jurisdictions.

Risks in case of changing patent laws

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law and such changes in patent laws or in interpretations of patent laws may diminish the value of our intellectual property. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain.

Risks in detecting infringement, misappropriation and other violation

Our ability to enforce our owned (solely or jointly), and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases, we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If any of our owned (solely or jointly) or in-licensed patents covering our pipeline assets, processes or other technologies are narrowed, invalidated, or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our pipeline assets, processes or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights.

Risks in securing licenses

We currently have rights to certain intellectual property, through our owned (solely or jointly) and in-licensed patents and other intellectual property rights, relating to identification and development of our pipeline assets, processes, or other technologies. Our pipeline assets, processes or other technologies could require the use of intellectual property and other proprietary rights held by third parties and their success could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our pipeline assets may require specific formulations to work effectively and efficiently, and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license from third parties any compositions, methods of use, processes, or other third-party intellectual property rights that we identify as necessary or consider attractive, on reasonable terms, or at all, for pipeline assets, processes, and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we, or our partners, may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Third party challenge to Evotec’s or Evotec’s licensors’ patents

Our owned (solely or jointly) and licensed patents and patent applications may be subject to validity, enforceability, and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability. Some of our patents or patent applications (including licensed patents and patent applications) may be challenged at a future point in time in opposition, derivation, re-examination, inter pares review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to us or our licensors’ patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks from unknowing all third-party intellectual property rights

We may not be aware of all third-party intellectual property rights potentially relating to its assets. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the United States Patent and Trademark Office (USPTO), or other similar proceedings in non-U.S. jurisdictions (e.g., within the jurisdiction of the “Deutsches Patent und Markenamt” DPMA or European Patent Office EPO), that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future litigation by third parties

Our commercial success depends in part on our ability and the ability of future partners to develop, manufacture, market and sell our assets and use our assets and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology industry, as well as administrative proceedings for challenging patents, including interference, derivation, inter pares review, post-grant review, and re-examination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our assets, manufacturing methods, software and/or technologies infringe, misappropriate or otherwise violate our intellectual property rights.

Limited lifespan of patents

Most international jurisdictions provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering us or our partners’ assets, processes and other technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

HR risks

Loss of highly qualified staff (key employees)

The loss of any of our key employees could impede the achievement of our short-term financial targets as well as its medium- and long-term strategic goals. Our ability to compete in the highly competitive biotechnology and pharmaceutical industry depends upon our ability to identify, attract, develop, motivate, adequately compensate, and retain highly qualified managerial and scientific personnel. We are highly dependent upon members of our management and qualified scientific personnel to perform research and development work and therefore are exposed to the risk that losing employees may mean the loss of critical knowledge. We may not be able to retain these employees in particular due to the competitive environment in the biotechnology industry. The loss of any of our employees’ services may adversely impact the achievement of our strategic objectives. We currently do not have “key person” insurance on any of our employees. We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. To reduce this risk, we have established defined documentation processes, shared knowledge platforms, lab journals, clearly defined job functions and project meetings to secure some of the relevant knowledge, findings, and data. At the same time, long-term incentive (LTI) awards for senior employees serve as a long-term retention measure. For reasons of risk mitigation and business strategy, we have set up its organization such that key employees develop a common level of knowledge, with well-defined rules of substitution and succession.

Information technology risks

Cyber risks, data integrity and protection and loss of data

We collect and maintains information in digital form that is necessary to conduct our business, particularly for purposes of our EVOpanOmics, EVOpanHunter, J.DESIGN and induced Pluripotent Stem Cell (iPSC) -based drug discovery platforms, and we are highly dependent on our information technology systems. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, human samples, and personal information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third- party vendors may or could have access to confidential information. Despite the implementation of security measures and safeguards, our information technology systems, and data and those of our current or future contractors and consultants are vulnerable to compromise or damage.

Our internal computer systems and those of our current and any future partners, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. we may also experience security breaches that remain undetected for an extended period of time. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. Any such breach, loss or compromise of clinical trial participant personal data, including in connection with EVOpanHunter, may also subject us to civil fines and penalties. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur internal costs or liability, our competitive position could be harmed, and the further development and commercialization of our partners’ product candidates could be delayed. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost, or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal, state, or foreign laws that protect the privacy of personal information, as well as regulatory penalties. Though we have put systems and procedures in place to minimize the likelihood of security breaches, accidents or system failures occurring; we cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could adversely affect our business, results of operations and financial condition. To minimize the risk of losing data, we invest in the resilience and expansion of our systems, makes upgrades to security systems, backs up data to different geographical locations, enhances IT policies and consolidates user awareness. These measures mitigate the effect of hazards such as natural disasters, power failures, system upgrade failures, theft and data corruption as much as reasonably possible. Compliance with corporate guidelines relating to data integrity and protection, which also regulate the assignment of access rights, is mandatory. We perform regular IT risk assessments to identify and rectify weaknesses. In addition, an IT Security Committee meets weekly to analyze threats, investigate reported incidences and make recommendations to management. Where weaknesses are identified, remedies are initiated immediately. Due to the rising number of external attacks on IT systems, the measures established to prevent cyber risks have become much more significant in the last few years. To protect us from virus attacks and cybercrime activities, we employ antivirus and antimalware software, as well as firewalls running at relevant points of entry. In addition, systems are updated as often as possible, enabling the installation of new versions or patches with better secured authorized access, improved protection against malware and viruses to all systems possible. Systems that cannot be updated for technical reasons (e.g., due to lack of technical support) are – where feasible – isolated from the main network or replaced. In addition, relevant employees (e.g., in the financial and IT departments) are educated and regularly reminded of the risks and kinds of potential attacks that may occur. We have increased resources and investments in order to further secure our IT and data on all its sites.

All the risks named above are given the highest priority regardless of the fact that potential damage can vary greatly depending on scale, duration and cause.

GDPR and other similar jurisdictions

Considering the significantly expanded regulations under General Data Protection Regulation (GDPR) and other similar jurisdictions, we are permanently reviewing the handling of relevant internal and external data and our respective flow, storage, and access. If we fail to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert, we have failed to comply with these laws, it may lead to regulatory enforcement actions or other administrative penalties. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, and results of operations. Further, from January 1, 2021, we have to comply with the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains GDPR in United Kingdom national law. The European Commission has adopted an adequacy decision which will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure. Other jurisdictions outside the European Union are similarly introducing new or enhancing existing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. Privacy and data security laws are rapidly evolving, and the future interpretation of those laws is somewhat uncertain. We cannot guarantee that it is, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with privacy and data security laws, including the GDPR. Enforcement uncertainty and the costs associated with ensuring compliance with privacy and data security laws, including the GDPR may be onerous and adversely affect our business, financial condition, results of operations and prospects. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected. In this regard, we have intensified our employee training efforts to increase awareness of the need to review and adjust internal data protection procedures and improve restricted access applications. In addition, we have defined routines and installed internal and external contact persons in the event of certain potential types of data breach.

Operational risks

Environmental, health and occupational safety risks

We continuously enhance our operational risk management and optimize the accountability and performance assessment mechanism of all departments and functions. We actively gather data on operational risk to enable proactive risk prevention opportunities. The long-term objective is to monitor the level of operational risk across the Group on a monthly basis to gain insights preventively, thereby reducing our operational risks and saving costs in the long term. As a global corporation, we are exposed to extensive environmental, health and occupational safety risks potentially arising from production and supply chain processes as well as from various external events, such as force majeure, natural disasters, government decisions, pandemics (e.g., COVID-19) or other global and local incidents. We have several business continuity plans tailored to different locations which are updated if the general environment changes. In addition, local task forces were installed at individual sites that introduce further measures and ensure appropriate communication with employees and major stakeholders. As a result, we are well prepared to respond as quickly as possible to external disruptions with a direct or indirect impact on its business. We have also prepared further measures, including the possibility to draw on alternative materials or suppliers, internal exchange of materials and the definition of a clear code of conduct for employees and visitors and mobile work. Aside from the safety of our processes, the safety of our employees and the protection of the environment are also given high priority at us. Any misconduct may lead to personal, property, environmental and reputational damage, which in turn may cause short-term business interruptions, (temporary) shutdowns of projects, and penalties. Based on continuous threat analyses, we have established guidelines, standards and measures that should reduce any environmental, health and occupational safety risks to a minimum. Finally, our operations, including our research, development, testing and manufacturing activities are subject to numerous environmental, health and safety laws and regulations. These laws and regulations govern, among other things, the controlled use, handling, release and disposal of, and the maintenance of a registry for, hazardous materials and biological materials. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. In the event of contamination or injury resulting from the use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. we also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Procurement risks

Our business depends on a reliable supply of various materials for our laboratories and production. Due to our business model, short-term order inquiries are unavoidable, so that delivery bottlenecks can lead to delays in projects and production and thus have a negative impact on our capacity planning and earnings situation. Price increases for laboratory and production materials, but also for electricity and gas, represent a financial risk for us. We face this risk by working closely with our suppliers and using different sources of supply. Due to regulatory requirements, however, we are not always able to switch to other sources of supply, so that it cannot fully mitigate the risk. We try to limit the risk by reviewing and monitoring our supplier relationships, a continuous exchange with the operational areas for the early identification of needs and constant market analyses. In the context of the Russia/Ukraine conflict we are facing high procurement risks in the short term due to increasing electricity and gas prices for entities purchasing gas and electricity on the Spot market. In the event of a short- to medium-term gas shortage, it may come to interruptions up to productions stop in Evotec’s sites if Evotec is unable to switch sufficiently to alternative sources of supply. Such a gas shortage could also have a direct impact on Evotec’s suppliers and could disrupt the entire supply chain. We also see a risk of increasing transportation costs due to higher transport times and on charging of energy costs from our suppliers.

Process risks

We recognize the importance of balanced knowledge management, for example in the context of external reporting deadlines or adequate runtimes of processes. Due to our steady growth, we must continuously adjust our organizational and functional management as well as standards, business processes and structures in accordance with our current and future scale. For example, our global finance function has initiated organizational improvement measures and additional change management measures in order to avoid knowledge monopolies and make the finance organization more robust and flexible. This is also meant to prevent process risks such as inefficiencies and ensure accurate and high-quality financial data.

Major disasters on sites

In the event of a direct or secondary disaster that results in stoppages of our activities on one or multiple sites, or in damages and/or interruptions to the operations of key suppliers, we may be forced to suspend or incur significant delays in parts or all our activities. In each case, there is a potential risk that our financial position and operating results may be substantially affected. We therefore rate this risk as high from a financial standpoint. In addition, the implementation of research and development plans may be impacted by damages to our research facilities as well as medical and other institutions at which testing is conducted. In case of major disasters such as extreme weather events, earthquakes (especially in risk areas like Seattle, US), or plane crash, we may suffer loss of business due to inability to execute contracts and fulfil client deliverables. We have created business continuity plans as well as disaster recovery plans and has insurances for these rare events.

Item 4.                 Information on the Company

A.	History and Development of the Company

We were incorporated on December 8, 1993, as a company with limited liability (Gesellschaft mit beschränkter Haftung) under the laws of Germany under the name EVOTEC BioSystems GmbH, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 54731. On August 7, 1998, we were converted into a German stock corporation (Aktiengesellschaft) under the laws of Germany under the name EVOTEC BioSystems Aktiengesellschaft, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 68223. On February 28, 2002, we changed our name to Evotec OAI AG, and on June 8, 2005, we changed our name to Evotec AG. On March 29, 2019, we converted into a European stock corporation (Societas Europaea, or SE) under the laws of Germany and the European Union called Evotec SE, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 156381.

Since November 10, 1999, we have been listed on the regulated market of the Frankfurt Stock Exchange under the trading symbol “EVT” and under the ISIN DE0005664809. Our shares are currently listed under the Segment Prime Standard and in the indices MDAX, TecDAX, Prime All Share, LTecDAX, and Technology All Share and CDAX.

On November 3, 2021, our registration statement on Form F-1 (File No. 333-260143), as amended, was declared effective by the SEC for our initial public offering of our ADSs, each representing one-half of one ordinary share, no par value per share, pursuant to which we offered and sold a total of 22,995,000 of our ADSs, at a public offering price of $21.75 per share. The offering began on November 3, 2021 and was completed on November 8, 2021.

Our principal executive offices are located at Essener Bogen 7, Hamburg, Germany. Our telephone number is +49 40 560 81-0. Our website address is http://www.evotec.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this annual report. We have included our website address as an inactive textual reference only.

Our agent for service of process in the United States is Evotec (US) Inc., 303B College Road East Princeton, NJ 08540 Tel: (732) 329-2355.

B.	Business Overview

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated; next generation technology platforms, which we believe, will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes.

Traditional drug discovery is a lengthy, costly, and complex process that is subject to a high degree of uncertainty and high rates of failure. In addition, identifying novel compounds requires extensive screening and in vitro and in vivo testing, which can be both labor intensive and time-consuming. For every successful medicine that is commercialized, 5,000 to 10,000 compounds fail in drug discovery. Moreover, it takes approximately 12 years of intense research, development, and approximately $2 billion for a new medicine to reach patients.

To address demand for faster, cheaper, and better outcomes of early-stage drug discovery processes, we deliver fully integrated drug discovery and development programs to our partners. We believe that our expertise in deep learning and computational approaches and the integration of such knowledge across the full value chain of research, drug discovery and development are industry leading. We possess essentially all critical capabilities to run drug discovery projects from target identification to IND filing for most standard drug modalities including manufacturing. Evotec reaching from precision medicine based drug discovery, including biomarker selection, human pharmacokinetics (PK) testing to clinical trial planning, safety assessment and manufacturability. We achieve differentiated results by integrating these firmly-established R&D capabilities, innovative proprietary technologies, and the knowledge of our experienced scientists. Our drug discovery therapeutic area expertise and capabilities covers diabetes and its complications, fibrosis, infectious diseases, CNS diseases, oncology, pain and inflammation, immunology, rare diseases, respiratory diseases, and women’s health. For the near future, a substantial majority of revenues generated from the offerings to our partners will be based on “fee-for-service” agreements or FTE-based arrangements, recognized across both our reporting segments, EVT Execute and EVT Innovate. Subject to the degree of integration of proprietary technologies, or if alliances are built based on in-house R&D projects as part of EVT Innovate, we may also benefit from milestone, license, and royalty payments. In the years ended December 31, 2020 and 2021, 3.4% and 8.1%, respectively, of our total group revenues from third parties were derived from milestone, license, and royalty payments.

Recent scientific and technological advancements, including the advent of patient specific disease modelling based on induced pluripotent stem cells, genomics, transcriptomics, proteomics, and metabolomics, have significantly shifted the understanding of molecular biology, cell regulation and the pathogenesis of individual diseases. As scientific research advances rapidly towards understanding diseases on a molecular level and the development of personalized therapies, the need has increased for new platforms, tools, and methods to better understand, interpret and translate the vast information and data that is being generated.

Over the past 25 years and in response to the challenges of the dynamic industry we serve, we have positioned Evotec at the forefront of this revolution in drug discovery, emphasizing disease, patient, and drug relevance at the beginning of the drug discovery process. We believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics, and iPSC-based disease modelling with multi-modality expertise across small molecules, biologics, antisense, cell and gene therapy, as well as manufacturing capabilities that span the drug development continuum, from discovery through commercialization. This belief is based on our industry knowledge and review of our identified competitors’ public disclosures about their offered services, which we believe provide a sufficient basis for our belief. (See “Business—Competition” for a discussion of our identified competitors). We have developed proprietary Artificial Intelligence/Machine Learning (AI/ML) capabilities that facilitate industry-leading data generation, data analytics and efficacy and safety prediction. We believe the integration of these platforms, in a holistic way, results in differentiated scientific disease insights, operational efficiencies and technological capabilities allowing us to drive rapid progress and successful outcomes throughout the discovery and pre-clinical development phase where innovation is most critical.

With more than 4,000 employees, we leverage our technologies and platforms to develop precision medicines across multiple modalities, with the aim of making the right drug available to the right patient. Our drug candidates can be created at a more affordable cost at up to half the cost of current benchmarks for discovery through Investigational New Drug( IND) application than those currently generated by industry players, and at a faster speed at up to 30% less time compared to the same benchmarks. As an example, together with Bayer, we published a white paper showing that our endometriosis project entailed a total cost to IND of €30 million, which is significantly lower than the industry benchmark of approximately $75 million (€63 million) and that the first of three clinical candidates under the collaboration was progressed to IND in less than four years, 30% less than industry benchmarks. Our ability to save time during development is important for our partners and ourselves as the potential to reach IND up to 18 months faster than the competition generates real benefit in a competitive marketplace for innovative breakthrough medicines. As of December 31, 2021, our work has resulted in 13 disclosed pipeline assets in clinical development, and over 110 pipeline assets in the discovery and preclinical phase. Moreover, we have developed a broad multi-disciplinary network of collaborations with over 800 partnerships across the pharmaceutical and biotechnology industry and academia.

We report the results of our work and collaborations through two operating segments:

●	EVT Execute: primarily includes fee-for-service and FTE-rate based arrangements where our customers own the intellectual property. EVT Execute accounted for 76% of our revenues from third parties in the year ended December 31, 2021, and 79% and 79% for the years ended December 31, 2020, and 2019, respectively.
●	EVT Innovate: includes our internal R&D activities as well as services and partnerships that originate from these R&D activities. In addition to FTE-based revenues, we generate revenues from milestones and royalties on our pipeline assets. EVT Innovate accounted for 24% of our revenues from third parties in the twelve months ended December 31, 2021, and 21% and 21% for the years ended December 31, 2020, and 2019, respectively.

We leverage our offerings described throughout this annual report across both EVT Execute and EVT Innovate. Revenue generated through our collaboration arrangements may contribute to either the EVT Execute segment or the EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property, the stage of the project and our right to generate revenue from development success. We believe our partnership model is unique and allows us to balance and diversify the risks associated with drug discovery.

Our Innovation Hub: “Data-driven R&D Autobahn to Cures”

We refer to our fully integrated discovery and development platform as our “innovation hub.” Our innovation hub comprises the platforms set forth below, the integration of which we believe allows us to drive rapid progress and successful outcomes throughout the discovery and pre-clinical development phase, creating- a “data-driven R&D Autobahn to Cures.” We believe that we are one of the leading companies in the application of artificial intelligence and machine learning technologies in drug discovery and drug development.

1.	EVOiR&D is our R&D platform, which we believe differentiates us from competition as one of the few organizations able to deliver fully integrated drug discovery and development to our partners.

EVOiR&D possesses comprehensive capabilities across all stages of precision medicine discovery, from initial biological validation and target selection through to clinical trial planning, safety assessment and manufacturing. EVOiR&D differentiates us from our competition because it combines multimodality expertise, interdisciplinary integration (e.g., molecular design, chemistry, biology, pharmacology, ADME toxicology, formulation development, API manufacturing, etc.) across the various stages of discovery and development and expert coordination of these processes led by highly qualified and experienced scientists. Furthermore, the application of artificial intelligence, machine learning and model-building capabilities to predictive science in EVOiR&D drive optimal performance of discovery projects in terms of speed, cost and quality for partners.

2.	EVOpanOmics and EVOpanHunter form a central component of our industrial scale artificial intelligence, machine learning and precision medicine platforms. Our EVOpanOmics platform applies genomics, transcriptomics, and proteomics and metabolomics data to profile and select promising new drug candidates based on comprehensive cell biological profiles. EVOpanHunter, our integrated data analytics platform, makes our omics data available in a user-friendly manner. Users can freely interact with and combine data in a web-based system where results are available immediately and can be interpreted or used as input for subsequent steps. This rapid feedback is a crucial feature distinguishing EVOpanHunter from other similar tools.

Our artificial intelligence, machine learning and precision medicine platforms are complemented by our proprietary iPSC technology platform, which utilizes patient-derived cell-based assays for disease modelling. iPSC cell assays are crucial to accurately modeling diseases and are increasingly becoming the new gold standard to profile drug candidates in the pre-clinical stage.

3.	EVOaccess is our disruptive and cost-effective approach to discover, develop, and commercially manufacture biologic therapeutics. Acquired through our acquisition of Just Biotherapeutics in 2019, our Just - Evotec Biologics platform, EVOaccess, utilizes proprietary artificial intelligence and machine learning capabilities to accelerate the discovery and development of biologic drug candidates and to provide advanced manufacturing process control. Key advantages of EVOaccess include broadening the scope of disease areas for biologic drug candidates driven by significantly higher yields and lower costs, accelerating growth of biosimilars given cost advantages and making orphan diseases more amenable to biologics despite small addressable populations. The ultimate physical representation of this platform is our J.POD® facility. The J.POD® facility is the first of its kind, based on an industry-leading biologics manufacturing technology, with the first facility located in Redmond, Washington, which became operational in August 2021. J.POD® has already garnered significant interest from the pharmaceutical industry with partnerships in place with MSD, a Merck & Co. brand, ABL and Ology. In August 2020, the U.S. Department of Defense awarded Just—Evotec Biologics an order for the development of a highly efficient manufacturing process for monoclonal antibodies against COVID-19, followed by a manufacturing agreement in January 2021.
4.	EVOcells is our cell therapy platform based on our proprietary iPSC technology.

Our iPSC platform focuses on developing off-the-shelf cell therapies with long-lasting efficacy like immune cells in oncology (e.g., NK, T cells and others), beta cells for diabetes, cardiomyocytes in heart repair, and retina cells in ophthalmology as well as iPSC-derived exosomes. Our lead cell therapy candidate is a regenerative therapy for type 1 diabetes that is currently in preclinical development.

5.	EVOgenes is our proprietary gene therapy platform. We have a dedicated gene therapy site located in Austria with a team of experts that covers the full spectrum of services for end-to-end gene therapy development including capsids, regulatory sequences, and production cell lines. Our services include the design of state-of-the-art Adeno-associated virus (AAV) vectors for a diverse set of therapeutic payloads, the generation of AAV material for research and non-clinical studies, in vitro and in vivo proof of concept studies for target validation including screening drug candidates.

Building Blocks of Data Driven R&D Autobahn to Cures

We generate revenue through three core collaboration routes:

1.	“Fee-for-service”: We provide stand-alone or fully integrated drug discovery and development solutions to our partners. Our solutions range across all modalities and from early target identification to manufacturing of compounds and commercial products. Well-defined work packages and integrated research programs are typically provided and compensated at FTE-rates or on a “fee-for-service”, basis and they are distinct in scope and nature. Typical examples of such services include, among others, high-throughput screening campaigns, ADME-tox tests and API manufacturing. The “fee-for-service model” only applies if no intellectual property of Evotec is involved, or no essential proprietary technology platforms are used. The partners’ intellectual property rights therefore protect the resulting therapeutics.
2.	EVOroyalty: We leverage our proprietary technology platforms to develop new drug discovery projects, assets, and platforms, both internally and through collaborations. Such projects allow us to create starting points for the development of strategic partnerships through our EVOroyalty collaboration model with leading pharmaceutical and biotechnology companies and academic institutions. These collaborations are typically based on EVOroyalty agreements with partners, which involve a combination of upfront payments, ongoing research payments, and significant financial upside through milestones and royalties. These collaborations enable the sharing of cost and risk as our partners typically absorb the costs of clinical development and commercialization.
3.	EVOequity: We participate via equity investments in products, technology platforms and companies through which we obtain timely access to innovation. We facilitate the acceleration of innovation by providing capital as well as access to our technology platforms, expertise, and network. We see significant potential for value creation from EVOequity over the coming years from new partnerships, clinical successes, and positive commercial developments of portfolio companies. We expect to realize returns on investments both from successful exits from our portfolio companies and fee-for-service and FTE-rate based revenues with our portfolio companies. As of December 31, 2021, we had 24 investments with 89 active projects in our EVOequity pipeline.

Our Offering by Platform and Core Collaboration Route

We have experienced significant growth in the recent past. From 2020 to 2021, our revenues increased by €117.1 million, or 23.4%, from €500.9 million in 2020 to €618.0 million in 2021. Our growth is underpinned by an increase in customers to 842 in 2021 as compared to 829 in 2020. We have again maintained a repeat business percentage more than 90%, which we believe affirms the quality of our services and evidence high customer satisfaction. Revenues with our top 10 customers contributed 42% of total revenues in 2021 as compared to 41% in 2020. To facilitate future growth, we intend to expand our investments into proprietary “unpartnered” R&D, which drives the development of our pipeline. From 2020 to 2021 our unpartnered R&D expenses increased by €11.7 million, or 25.2%, from €46.4 million to €58.1 million. Because of such investments, our number of pipeline assets increased to more than 130 while equity participations increased to 24 as of December 31, 2021, with meaningful potential for acceleration on both fronts.

Our Competitive Strengths

Based on many technological advances and new biological insights, the opportunity to change the odds and improve the success rates in drug discovery has n has been made more achievable. In our view, our set-up as a fully integrated drug discovery and development innovation hub makes us well positioned to achieve results. We believe we have built the most agile platform in the industry, and we distinguish ourselves from our competition through our competitive strengths, as described below:

●	Our fully integrated innovation platform has unparalleled breadth and depth: Our platform covers the full discovery, pre-clinical and early clinical development value chain. This comprehensive and unique offering resonates strongly with our partners because we offer a unique combination of disease area expertise, expertise, full-suite technology, and predictive power. Our competitors in the market for external drug discovery offer services or solutions with a limited scope focusing on discrete steps within the value chain. In contrast, our platform integrates disruptive, proprietary technologies within a holistic product suite to enable the development of potentially first and best in class therapeutics. Based on our industry knowledge and the public disclosure of other industry participants, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modelling with multi-modality expertise across small molecules, precision medicines, biologics, cell therapies and gene therapies, as well as manufacturing capabilities that span the drug development continuum, from discovery through commercialization.
●	We offer greater precision and higher efficiency than industry standards: The integration of precision and efficiency is in our view the solution to the industry’s challenge of constantly declining returns on R&D investments. Over the last 25 years, we have built what we believe is the most agile platform in the industry. Our proprietary discovery and development platforms leverage data, operational efficiencies, and technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process. We also apply machine learning and artificial intelligence to our novel molecular patient databases and disease models to generate and analyze data. Through greater precision and higher efficiency than industry standards, we increase the likelihood of success in clinical trials and provide solutions to the challenge of constantly declining returns on R&D investments.

●	Our patient centric approach positions us at the forefront of precision medicine: We have built an advanced precision medicine platform that integrates molecular patient databases, our iPSC- based drug screening platform as well as our EVOPanOmics and EVOPanHunter platforms. We believe that the identification of disease relevant molecular profiles in patients is fundamental for most precision medicine approaches, and we target the development of molecular patient databases in various disease areas. For example, our chronic kidney disease (“CKD”) database is derived from more than 12,000 CKD patient profiles and more than 3,000 in other disease areas. We have also developed one of the largest and most sophisticated iPSC platforms in the industry, which enables iPSC-based disease modelling and drug screening at an industrialized scale. Patient- derived disease models are the new gold standard in profiling drugs at the preclinical stage of development, eventually leading to lower attrition rates during clinical trials. This helps us drive the paradigm shift towards individualized drug discovery and allows us to address diseases in a more precise manner tailored to molecular patient profiles.
●	Our modality-agnostic set of solutions maximizes the potential of our integrated technology platform: Our multi-modality platform ranges across small molecules, biologics, and cell and gene therapy. Our platforms are applicable to all modalities and lead to an equally modality-agnostic pipeline spanning a broad range of disease areas. We leverage our industry-leading iPSC platform for the development of next generation cell-based therapies as well as disease modelling and drug screening. With EVOgenes, we have a dedicated gene therapy research platform that should enable access to innovative gene therapy technology. EVOaccess aims to offer a sophisticated and integrated platform for developing and manufacturing the highest quality biologics at the lowest possible cost.
●	Our wide array of high-quality partnerships results in a deep, diversified pipeline: We are a partner of choice for leading pharmaceutical companies, small and large biotechnology companies, start-ups, academic institutions, patient advocacy groups, venture capitalists as well as foundations and mission driven not-for-profit organizations. Due to our value proposition for partners, we can retain significant commercial upside with all our assets that are partnered in the form of royalties, milestones or equity stakes. As a result, we have built an enviable pipeline of more than 130 assets, covering a broad range of disease areas and modalities. Our pipeline benefits from our highly productive research collaborations and is designed to become one of the largest royalty portfolios in the industry. The value upside created by our pipeline comes at a low capital intensity and at an attractive risk-reward profile as our partners typically carry the clinical development costs of our assets.
●	Our people and culture place scientific excellence at the heart of everything we do: We are led by a strong management team with extensive industry knowledge and experience. We foster a culture of scientific excellence, demonstrated by the scientific expertise and passion of our more than 3,000 scientists who work for Evotec. A large share of our employees holds at least one academic qualification, including a significant amount with a PhD degree or equivalent. We stay close to groundbreaking research through our numerous research collaborations with academic institutions such as Oxford, Heidelberg, and UCLA. Our personnel strategy focuses on attracting, growing, and retaining talent, developing our leaders to be great leaders, ensuring a competitive reward system, and supporting our ONE Evotec culture. Our three core values that form the basis of our corporate culture are innovation, collaboration, and entrepreneurship. These values are consistent across interactions among Evotec employees and with our partners (two of our critical stakeholder groups) and are essential to our business model.

Our Growth Strategy

Our growth strategy aims to address the entirety of the R&D continuum by tackling the broadest range of disease areas utilizing a modality-agnostic approach. We believe we have built one of the most efficient integrated drug discovery, development and manufacturing infrastructures that generates the highest quality results in the fastest and most cost-efficient way. In addition, by leveraging the value of our platforms and sharing intellectual property through EVOroyalty and EVOequity, we seek to de-risk our portfolio through the breadth and diversity of pipeline assets. Our goal is to have over 170 pipeline assets by the end of 2025, with our first royalties to be received in 2025.

Our strategies include:

●	Establishing Evotec as a best in class, integrated precision medicine platform: We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our proprietary platforms aim to integrate traditional R&D capabilities with cutting edge data analytics to deliver potentially best in class and first-in-class therapeutics that are designed to be patient-relevant, disease-modifying and have curative potential. We strive to be at the forefront of the ongoing paradigm shift towards precision medicine as our innovation hub allows for competitive predictive capabilities, provides better starting points for clinical research, and potentially increases the likelihood of success in clinical trials. We have built our innovation hub and modality-agnostic expertise to position us as the ‘partner of choice’ for companies of all sizes in the biopharma universe and fuel our growth in the long-term.
●	Strengthening our position as the premier service provider to the life sciences sector: In the past, we have excelled in delivering drug discovery and development solutions, enabling us to grow our revenues by four times over the last five years, driven by fee-for-service and FTE-rates based arrangements. Our current offering and capabilities stretch significantly beyond traditional contract research and development and potentially hold the key to disruptive innovation in the life sciences sector. Our growth as a service provider is underpinned by the high quality we have delivered in the past and by the current breadth of our capabilities across modalities, technologies, and data integrated R&D efforts. Our two-pronged growth strategy includes adding new customers and increasing the scope of work for existing customers.
●	Expanding the breadth of assets within EVOroyalty: To-date we have built a pipeline of more than 130 assets, of which a significant share is partnered. We expect our pipeline assets to provide a meaningful stream of milestones and royalties without direct exposure to trial costs. We expect our cutting-edge key platforms (EVOpanOmics, EVOpanHunter, iPSC-based drug screening platform, EVOcells and EVOgenes) ranging across four modalities to generate additional novel drug development candidates at a rapid pace. To find the right partner for each of these emerging assets and platforms we leverage our unique relationships with over 800 partners globally to ensure optimal development of our pipeline.
●	Continuing to disrupt the biologics ecosystem through EVOaccess: Since the acquisition of Just—Evotec Biologics in 2019, we have witnessed increasing demand for our disruptive, flexible, and cost-effective method of biologics discovery and development. We believe we are well positioned to meaningfully affect the over $100 billion market for therapeutic antibodies and drive this market in a new direction. Our first J.POD® manufacturing facility located in Redmond, Washington, became operational in August 2021. We have significant agreements in place for our first J.POD® facility even before the completion of construction work, indicative of robust demand from existing and new partners and thus strengthening our belief in this platform. We believe that Just—Evotec Biologics will position us to establish significant integrated long-term partnerships with the potential to generate milestones and royalties. We intend to expand our EVOaccess footprint including the planned construction of a second J.POD® facility in Toulouse, France.
●	Identifying risk-balanced, high-reward opportunities through EVOequity: With EVOequity our ambition is to benefit from scientifically and commercially exciting R&D endeavors that are complementary to our R&D capabilities. As of December 31, 2021, we held 24 investments and have seen significant scientific, strategic, financial and corporate progress on many of these projects. We continue to evaluate closely potential opportunities with a favorable risk-reward profile on an ongoing basis to expand our ecosystem.
●	Leveraging the synergies between our businesses: Our technology platforms and core collaboration routes have a highly symbiotic relationship. We are focused on fully integrating all of our technologies, services, and enable seamless cross-fertilization of knowledge and best practices. Our expanding molecular databases screened through EVOpanOmics and analytical capabilities through EVOpanHunter ensure that our artificial intelligence and machine learning capabilities are constantly advancing. Higher quality data and analytical capabilities have the cascading effect of enhancing the quality of innovation in EVOiR&D, EVOaccess, EVOcells and EVOgenes.

Current Industry Dynamics Suggest the Need for a Disruptive Approach to R&D

Spending on R&D and the introduction of new drugs have both increased massively in the past two decades. In 2019, the U.S. pharmaceutical industry alone spent $83 billion dollars on R&D, as disclosed by the US Congressional Budget Office report published in April 2021. Adjusted for inflation, that amount is about ten times what the industry spent per year in the 1980s. Between 2010 and 2019, the number of new drugs approved for sale in the United States increased by 60 percent compared to the previous decade. The peak so far was in 2018 with fifty-nine new drugs approved. Since the advent of biologics, the biotechnology and pharmaceutical industry has started to deliver more drugs than ever, and this trend will further accelerate with the emergence of new and converging technologies.

The budget that companies devote to R&D is determined by the amount of revenue they expect to earn from a new drug, the expected cost of developing that drug, and policies that influence the supply of and demand for drugs. The expected cost to develop a new drug, including capital costs and expenditures on drugs that fail to reach the market, has reached $2 billion and is expected to further increase. In contrast to the development cost, which increased from $ 1,3 billion in 2013 to $ 2,0 billion in 2021 for the benchmark of top 15 pharma and biotech companies, the average global peak sales per drug declined in the last decade by more than 30% from $ 520 million per drug in 2013 to $ 355 million in 2021 (adjusted for the special effect of COVID-19 vaccine sales). In line with this trend, commercial returns as measured by internal rate of return (IRR) have decreased by 58% – from 6.5% in 2013 to 3.2% in 2021. Global R&D spend grew by 53%, from $ 139 billion in 2013 to $ 212 billion in 2021.

All this points to the need for a drastic shift in the R&D model to increase simultaneously the quality of drugs being developed while improving the potential for commercial returns.

Evotec’s Solution—Data-driven R&D Autobahn to Cures in detail

We believe the existing capital inefficient R&D model with its fully integrated, pharma-like value chains is no longer sustainable and, most importantly, in many aspects no longer competitive especially when it comes to execution speed of novel ideas. We strive to make Evotec’s “Data-driven R&D Autobahn to Cures” the ideal innovation hub for our partners and provide them with the necessary toolkit to conduct innovative research. We deliver critical solutions such as enhanced speed to the clinic, better prediction of clinical efficacy and reduced manufacturing costs. We can deliver these critical solutions through a combination of:

●	Leadership in data generation, data analytics and efficacy prediction
●	Biology driven scientific disease insights that drive our R&D efforts
●	Modality agnostic expertise (small molecule, biologics, gene therapy, cell therapy among others) that helps to make the drugs of our partners precise, affordable, and more accessible

At Evotec, we believe that the future of drug discovery and development requires the integration of different disciplines and approaches to generate treatments that are patient-relevant, disease modifying and have curative potential. Our proprietary discovery and development platforms leverage data, operational efficiencies, and technological capabilities with the goal of driving rapid progress and successful outcomes in the early stages of the R&D process. We also apply machine learning and artificial intelligence to our novel molecular patient databases and disease models to generate and analyze data.

The key criterion for our decision-making is patient-relevant data, which facilitates a more stringent project prioritization cascade than typically observable in the industry. We can generate disease profiles at a large scale, providing a significant foundation of knowledge on which to base disease modeling and other drug discovery efforts. Our large suite of automated platforms ensures data integrity, prompt test responses and productivity. We create unique analytical packages for both our own programs and our partners’ programs, customized for each phase of development. Backed by a fully integrated drug discovery platform, all approaches are designed to contribute to the goal of improving productivity for our partners and to increase the number of our own assets, derived from our platforms, alliances as well as equity investments.

Our suite of platforms is a synergistic system—the centerpiece is the high-performance integrated R&D infrastructure (EVOiR&D), enhanced even further with advanced platforms for improved prediction and probability of success, as exemplified by EVOpanOmics, EVOpanHunter and the iPSC drug discovery platform. These central platforms are applicable to all modalities including cell and gene therapy within EVOcells and EVOgenes and discovery to manufacturing capabilities for biologics (EVOaccess). Our innovation hub creates value through three core collaboration routes—fee-for-service model, EVOroyalty and EVOequity.

EVOiR&D - Integrated Data-Driven Research and Development

EVOiR&D is our R&D platform, which we believe, differentiates us from competition as one of the organizations able to deliver fully integrated drug discovery and development programs to our partners. EVOiR&D possesses capabilities across precision medicine discovery, including biomarker selection, human pharmacokinetics (PK) testing, clinical trial planning, safety assessment and manufacturability in the early stages of precision medicine discovery. This is achieved by seamlessly integrating firmly-established R&D capabilities, such as screening platforms, deep disease knowledge and translational models, with cutting edge proprietary technologies that can—in combination with knowledge of our experienced scientists—result in significantly improved speed, quality and cost of drug discovery. Our highly qualified and experienced team is what makes EVOiR&D unique. EVOiR&D’s integrated, industrialized, high quality and comprehensive infrastructure is utilized across all our core collaboration routes—fee-for-service model, EVOroyalty and EVOequity.

Our expertise in deep learning and computational approaches and the integration of such knowledge across the full value chain of research, drug discovery and development are industry leading. We possess computational capabilities in the essential aspects of drug discovery and early development, including, for example, molecular design, product optimization, extensive human pharmacokinetic parameters and dose predictions, toxicity prediction and design tools. Our biomarker strategy and resources provide tailor-made biomarker solutions using state-of-the-art technologies. From our position of strength in chemistry and small molecules, we have added capabilities for additional modalities, such as biologics, proteins, RNA, and antibody drug conjugates. Our drug discovery therapeutic area expertise and capabilities covers diabetes and its complications, fibrosis, infectious diseases, CNS diseases, oncology, pain and inflammation, immunology, rare diseases, respiratory diseases, and women’s health. Continuous training in technology and leadership for scientists at all levels is designed to meet or exceed industry standards.

At Evotec, we approach research, drug discovery and development as a continuum instead of disparate processes. We focus on problem solving and careful planning at the very earliest stage to maximize the potential success of clinical development. By focusing on the entire continuum, we allow for smooth transitioning from discovery and preclinical development into the clinic through our INDIGO offering. We believe INDIGO provides best in class governance structures to supply fit-for-purpose resourcing, key expertise, decision-gated strategies, clear and timely communication and seamless interactions between our partners and our functional teams. Within the structure of a project or partnership, we focus on the success of the inventive step in every discipline through a combination of knowledge, experience, computational power, and process excellence.

Our integrated approach to research and development has helped us to meaningfully outperform well- recognized industry benchmarks. Recent benchmark data show that the costs and timelines for drug discovery have not improved in the last 10 years. Including the cost of attrition, it takes companies approximately U.S. $75 million to initiate a single regulatory toxicology study and around 5.5 years to proceed from a target to a first good laboratory practice toxicology dose or IND submission. In contrast, our integrated offering through EVOiR&D has achieved portfolio delivery to IND submission at up to half the cost and in up to 30% less time. This time saving is crucial as the potential to reach an IND up to 18 months faster means acceleration of the potential availability of innovative breakthrough medicines to the patient community and for difficult to treat diseases. It also generates significant benefit to our partners and ourselves in a highly competitive marketplace where many players are pursuing the same scientific concepts and there is a race to be first-to-market.

Finding the right drug for the right patient through our EVOpanOmics, EVOpanHunter and iPSC

Platforms

We believe our disease relevance-focused approach will guide us to find the right drug for the right patient at the right dose much earlier in the drug discovery and development process by determining disease relevance right at the outset of the drug discovery and development phase instead of during clinical development, which has been the traditional approach. EVOpanOmics and EVOpanHunter in combination with iPSC-based disease modelling drive the foundation of our industrial scale artificial intelligence, machine learning and precision medicine platform. These hold the key to driving innovation within many of our internal R&D and partnered programs.

Evotec’s precision medicine paradigm determines disease relevance right at the outset to increase clinical success rates

(1)	Regulatory Toxicology and Pharmacology; Volume 32, Issue 1, August 2000; Pages 56-67; Journal of Health Economics Volume 47, May 2016, Pages 20-33; Clinical development success rates for investigational drugs; Nature Biotechnology volume 32, pages 40–51(2014); Evotec estimates

EVOpanOmics—Industrialized high-throughput multi-omics platform

We believe that the identification of disease-relevant molecular profiles in patients is fundamental for most precision medicine approaches. Once disease-relevant molecular patient profiles have been defined, they can be used to screen and profile drug candidates in patient-derived disease models, and ultimately, they can be used to identify biomarkers that can monitor disease progression during clinical development and in patients even after commercial approval. Evotec’s capabilities are deeply rooted in the paradigm shift to precision medicine.

Our approach to precision medicine is based on multi-omics. Generally, -omics technologies are widely available and often used, however they are not routinely applied to drug discovery and development. For example, when it comes to genome sequencing, the industry has simply not sequenced enough genomes and effectively connected these to medical data to learn what the average genome tells us about expressed phenotypic characteristics. This means that genome sequences only provide a glimpse of a patient’s predispositions to disease and do not measure disease status or disease progression. For this, transcriptome and proteome data are needed.

Transcriptomics and proteomics allow us to measure directly how a genome interacts with the environment in the context of an organ, tissue, or cell. As transcriptomics and proteomics are unbiased and provide comprehensive read outs, they are crucial for a better understanding of disease processes and, in particular, disease-relevant molecular mechanisms. These technologies have not been scaled to a similar extent as genome sequencing. We believe the development of higher throughput transcriptomics and proteomics will allow for the routine use of these technologies across the drug development value chain. The two key drivers are lower costs to generate data and the adoption of machine learning tools that support the analysis of big -omics data.

We have been particularly focused on industrializing our transcriptomics and proteomics platforms so that they can be fully integrated into our mainstream drug discovery processes. We believe our proprietary multi- omics data generation platform, EVOpanOmics, is industry leading in terms of throughput, robustness, and cost efficiency, in particular in the fields of transcriptomic and proteomic analysis. Over the course of the last ten years, we have optimized the entire process from sample preparation to data capture and management, while also focusing on automating as many steps as possible.

ScreenSeq—High-throughput transcriptomics

High-throughput transcriptomics is necessary to build large molecular patient and drug discovery databases effectively. We have built an industry-leading high-throughput transcriptomics platform called ScreenSeq, which is able to run single-cell sequencing analysis on tissues from thousands of patients.

ScreenSeq is run in a 384 well, high throughput format, designed to run screens of up to 100,000 samples or compounds, which more than covers the requirements for any typical screens. The detection limit is around 15,000 genes, exceeding requirements needed for most purposes. ScreenSeq works for most tissues from animals or humans, which allows us to effectively bridge the gap between pre-clinic and clinic. Finally, we have ensured that all of this can be done at reasonable costs for the vast amount of information a transcriptome analysis provides for every single compound.

ScreenPep—High-throughput proteomics

Like ScreenSeq for high throughput transcriptomics, our scientists have developed ScreenPep, providing what we believe is unparalleled throughput in proteomics, while maintaining highest quality standards regarding proteome coverage and reproducibility. As the proteome provides particularly essential information on the status of a cell or tissue, we have worked to improve the throughput of our proteomics platform.

Case study: Leading position in the field of Chronic Kidney Disease

An example of the capabilities of our EVOpanOmics platform is our molecular patient-derived disease database in the field of CKD. CKD is far from uniform, so we believe that gaining a better insight on the molecular level is the only way to develop curative therapies. For example, the category of glomerular kidney diseases consists of many different diseases that are driven by vastly different disease mechanisms. Only if these mechanisms are better defined and understood will we be able to develop better medicines.

To develop a comprehensive patient derived database in the field of CKD, we entered into a collaboration with the National Unified Renal Translational Research Enterprise (NURTuRE) consortium in the United Kingdom in 2017. NURTuRE brings together a consortium of leading kidney disease companies, academic institutions, and pharmaceutical companies to share and advance cutting-edge disease processes, platforms and networks to advance research in the area of nephrology. At the start of our collaboration, the consortium had assembled one of the largest CKD databases worldwide with about 4,000 patients comprised of complete clinical patient profiles including all standard diagnostics and test results as well as treatments. The NURTuRE consortium consists of UK-based academic institutions coordinated by Kidney Research UK and select industry partners. The aim of the consortium is to provide access to thousands of kidney patient derived samples and data sets to characterize human pathology and to provide detailed histological and molecular analysis.

Utilizing the EVOpanOmics platform, we conducted molecular profiling of patient tissues and samples in the database and thereby generated crucial molecular patient data required to drive precision medicine approaches in CKD. We have continuously expanded this database, which is based on data from over 10,000 CKD patients. To our knowledge, this constitutes by far the largest CKD patient molecular database worldwide and now constitutes more than six hundred billion data points according to our internal calculations.

Based on the strength of our molecular CKD patient database, we have built four partnerships in kidney diseases in the last four years with several prominent pharmaceutical companies. Our collaborations are structured as multi-target agreements pursuant to which an undefined number of targets may be pursued. Our agreements allow us to scale our business via entering multiple collaborations in the same disease area. Our partners and we share responsibilities during discovery and pre-clinical development. If a candidate progresses to clinical development, our partner is fully responsible, financially, and operationally, for development, regulatory approval, and commercialization, and we have the right to receive R&D and sales milestones, as well as royalties on commercial sales. Depending on the nature of the product candidate (e.g., small or large molecule), potential R&D milestones range from €3.8 million to €37 million on a per product basis. If the candidate receives approval, we are generally entitled to sales milestones that range from $60 million to $250 million per product, along with royalties between 0.5% and 10% of net sales. The research term is approximately five years. The agreements expire upon the expiry of the last patent of the asset developed under the agreement, unless terminated earlier by either party. The agreements permit our counter parties to terminate the agreement without cause by giving written notice, usually six months. Either party may terminate the agreements prematurely for cause, in particular, for the other party’s (i) uncured material breach or (ii) bankruptcy or insolvency. See “Risk Factors—our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain.”

Expanding from CKD to other disease areas

While our molecular patient database in CKD is most advanced, we aim to advance a number of additional proprietary molecular patient databases in other disease areas (e.g., Oncology, Cardiology). The opportunity to derive new targets and therapies in these disease areas is tremendous, and we aim to capitalize on these databases via additional strategic alliances.

EVOpanHunter—Advanced data analysis and prediction platform

With higher throughput systems, the amount of generated -omics data grows exponentially, and it becomes increasingly challenging to analyze these high dimensional data sets. Specifically for this purpose, we have built EVOpanHunter, a multi-omics machine learning supported analysis tool, which allows data scientists to work with massive amounts of data in a very user-friendly fashion.

EVOpanHunter can effectively analyze extensive -omics data sets as well as establish relationships with preclinical and clinical metadata.

Source: 1) NCBI—GenBank and WGS Statistics (https://www.ncbi.nlm.nih.gov/genbank/statistics/) ; 2) NCBI—Sequence Read Archive (SRA; https://www.ncbi.nlm.nih.gov/sra/docs/sragrowth/);3) Perez-Riverol et al., The PRIDE database and related tools and resources in 2019 (doi.org/10.1093/nar/gky1106); 4) ReportLinker (reportlinker.com/p05871542/Global-Transcriptomics-Technologies-Market-Premium- Insight-Competitive-News-Feed-Analysis-Company-Usability-Profiles-Market-Sizing-Forecasts-to. html)

The increase in the amount of -omics data is driving the need for computational analysis, and EVOpanHunter supports and integrates data analysis at all levels. The platform consolidates analysis across various datasets including clinical data (demographic information, medication, co-morbidities), meta data (gene/ protein information, experimental parameters), chemical data (structures, compound information, drug databases) as well as unspecified data such as public knowledge, BioMol databases and other resources (e.g., Wikipathways).

Once the data is uploaded into EVOpanHunter, the platform allows users to freely interact and combine data in a web-based system. Results are presented immediately and can be interpreted or used as input for subsequent steps of data analysis. This rapid feedback is a crucial advantage of EVOpanHunter, distinguishing it from other tools. The EVOpanHunter platform aids the derivation of drug signatures or cell-type profiles for use as references in future investigations. In this way, EVOpanHunter offers sophisticated data mining to a broad range of scientists who do not necessarily have a bioinformatics background. It also provides the entry-point for advanced machine learning approaches.

An example of the versatility of EVOpanHunter in combination with EVOpanOmics is our industry- leading position in prediction of drug induced liver injury (“DILI”). Liver toxicity accounts for about 18% of drug withdrawals from the market. By the time these failures occur, costs are already material. With better tox-prediction available at the discovery stage, these failure rates have the potential to be reduced dramatically. In our models, the combination of EVOpanOmics with EVOpanHunter has resulted in a superior prediction rate for DILI of 82%. This compares with the current gold standard relying on high content imaging endpoints, which has a 70% prediction rate, and animal models, which has prediction rates as low as 50%.

Aside from toxicity prediction, we believe that better ways to evidence efficacy of drug candidates are needed. In our view, this can only be achieved by linking patient derived data generation such as EVOpanOmics with a suitable data analysis platform like EVOpanHunter. Over 54% of drugs in Phase III, clinical trials fail. Of these, 57% fail due to inadequate efficacy, which means that many projects continue for many years pursuing the wrong target or developing compounds that are simply not good enough. Ultimately, only approximately 9% of Phase I biologics receive approval. For this reason, there should be more emphasis than ever on demonstrating disease relevance of targets and compounds at a much earlier stage in the R&D process.

In addition, we believe it is necessary to measure disease relevance relative to molecular patient profiles that we know are associated with the disease. As outlined above, we believe this can be done by focusing more on unbiased and comprehensive read-outs such as transcriptomics and proteomics, which are uniquely suited to measure disease status and disease progression because they capture more complex molecular disease profiles. We believe that in order to achieve relevant outcomes in a reasonable period of time, artificial intelligence-based analysis tools can be used to support the identification of mechanisms and targets that can be clearly linked to patient subpopulations defined by molecular phenotypes.

iPSC—A new paradigm in disease modelling

To accelerate the paradigm shift towards precision medicine, since 2012 we have developed an industrialized platform that builds patient derived assay systems and disease models through iPSC technology. We believe that our iPSC platform is one of the largest and most sophisticated in the industry, and we have focused on industrializing iPSC-based drug screening so that we can increase the reproducibility and robustness of such screening. We have achieved industrialization by standardizing and scaling up the process of creating patient-derived iPSC for disease modelling and drug screening.

We initially developed our iPSC platform to overcome deficiencies associated with disease models for CNS indications but have since expanded its applicability to cover multiple therapeutic areas such as cardiovascular, metabolic, oncology, endocrinology, and ophthalmology, among others. We anticipate that iPSC-based disease models will have broad applicability in multiple diseases that have been untreatable due to the absence of robust disease models or due to prior disease models not leading to viable treatment approaches.

Neurological diseases, such as Alzheimer’s, amyotrophic lateral sclerosis (ALS) and Huntington’s disease, remain a major challenge for therapeutic drug development due to poor understanding of disease pathophysiology and insufficient representation of these diseases in animal models. Furthermore, in several cases, positive efficacy results observed in pre-clinical animal models have not been reproduced in clinical trials. Based on our expertise in CNS diseases, we believe that existing disease models in this field are suboptimal because the use of immortalized or primary cells have limited disease relevance and are not scalable. For these reasons, we believe it is essential to develop better predictive, ideally human, disease models that generally reflect human disease and disease phenotypes more accurately. Accordingly, we attempt to achieve this objective through the application of our iPSC platform, which is focused on patient-derived iPSC models because they are more suitable for modeling neuronal diseases than other systems.

iPSC Technology shifts the drug discovery paradigm:

iPSCs can be reprogrammed from various patient cells (e.g., skin biopsies or blood) and have the ability to proliferate unlimitedly and differentiate into almost any cell type of the human body. Most importantly, they have been shown to replicate disease mechanisms that are found in humans. With our iPSC system, animal models are only used for pharmacokinetic and pharmacodynamics studies to determine whether a compound reaches the specific tissue and is effective there. Such compounds are then tested on various different patient in vitro models before moving into clinical trial testing. This allows us to stratify patient populations and explore at the outset whether a drug is effective for all patients or only subpopulations. With this, we obtain highly valuable information for clinical trial design, so we can ensure that we not only select the relevant patients for clinical studies but also use this new drug with relevant patients in a commercial setting.

For accurate disease modelling, it is essential that all protocols we establish work across multiple iPSC lines to capture the highly diverse genetic causes for many diseases. Together with our partners, we have generated a large number of over 300 high quality iPSC lines according to patient consents and standardized reprogramming methods. The over 300 patient-derived iPSC bank covers a broad range of diseases including Amyotrophic lateral sclerosis, Frontotemporal dementia, Parkinson’s disease, Huntington’s disease, retinopathies, lysosomal storage diseases and other neurodegenerative diseases. We are also advancing our stem cell research platform for disease modeling and screening to develop reliable, scalable and automated manufacturing processes. All of our protocols have been simplified, shortened wherever possible and optimized for high reproducibility and cellular yield. This is an essential requirement for large-scale manufacturing in a bioreactor format and generation of large-scale batches of qualified cells for screening. All cells are seeded onto 384-well plates and handled in an automated fashion.

We expect that a clinical trial of our first iPSC-derived drug candidate will commence in 2022. The candidate has a novel mechanism in neurodegeneration derived from our iPSC-based disease models. This program is expected to progress to the clinic in less than five years as part of our broad and exclusive neurodegenerative disease collaboration with BMS. More broadly in iPSC, we have developed over 300 patient- derived cell lines for disease modelling across more than 15 disease areas, for which our main alliances include neurodegeneration and Huntington’s disease. To continue to build our capabilities, we intend to expand our iPSC capacity in Hamburg, Germany, by constructing a new building “The Lighthouse of iPSC” with an expected year of completion of 2024.

EVOaccess—Biologics for All

EVOaccess is our advanced approach to designing, discovering, developing and manufacturing modern bio-therapeutics. We believe that EVOaccess positions us well to establish further significant long-term, integrated partnerships with the expansion of our solutions into highly efficient and flexible biologics manufacturing. This differentiated offering is available to our partners on a fee-for-service and/or FTE-rates based model as well as through arrangements that involve milestones and royalties.

EVOaccess was brought into Evotec’s offering with the acquisition of Just Biotherapeutics (subsequently renamed Just—Evotec Biologics) in 2019, which represented our entry into the large and growing market for commercial biologics and expanded our multi-modality capabilities. The founding and original concept of Just—Evotec Biologics was to create an agile, flexible, and cost-effective method of biologics discovery, development and manufacture to enable affordable global access to modern biologics therapies. This powerful, horizontally integrated end-to-end system is called J.DESIGN.

J.DESIGN is our in-house integrated technology platform designed to accelerate development and provides superior manufacturing process control in order to produce higher quality molecules at the lowest possible cost. J.DESIGN is directed particularly toward antibody and antibody-like biotherapeutics. One of the key strengths of the platform is the broad scope and integration from discovery through manufacturing and facility design. All operations are integrated under their individual elements, which are known as J.DISCOVERY, J.MD, JP3 and J.POD®.

The resulting efficiency of our fully integrated end-to-end platform offers partners the opportunity to capitalize on more agile and cost-effective manufacturing, scaled accordingly for the stage of development and size of the patient population. This flexibility is of critical importance as novel biologics increasingly enter highly complex disease indications with less certain outcomes. Additionally, we anticipate that increased speed and flexibility as well as reduced costs of the discovery and development processes will allow us to gain significant market share in rare disease and orphan indications as well as in the field of biosimilars where pricing can be competitive.

We are applying artificial intelligence and machine learning to create and select high quality molecules in discovery that in turn drive more productive manufacturing processes. Our technology enables continuous feedback, machine learning and model refinement to drive further improvements in speed, quality and cost. This learning loop is best represented as a circular “flywheel,” which gets better and more efficient with each turn.

We anticipate that the current technological focus of the J.DESIGN platform will have the capabilities to address greater than 70% of all biologic products in the coming years.

J.DISCOVERY—Antibody Discovery

In order to create antibody therapeutics, we utilize our J.DISCOVERY approach to build a large and diverse antibody library we call J.HALSM (Just-Humanoid Antibody Library). The DNA sequences coding for the antibodies in J.HALSM are computationally created using machine-based deep neural network learning through algorithms termed Generative Adversarial Networks (GANs). The GANs used to build J.HALSM are trained on hundreds of thousands of natural human antibody sequences. Since we can train J.HALSM with different sets of antibodies exhibiting a variety of biophysical properties, we can bias J.HALSM to generate DNA sequence coding for antibodies that can be developed and manufactured efficiently and may have superior properties for addressing a specific disease target. We call the billions of antibody sequences in our J.HALSM library “Humanoid” because they are indistinguishable from human antibodies, even though they are created computationally. The full power of disease knowledge and pharmacology expertise across Evotec ensures comprehensive pharmacological and safety understanding in tandem with developability and manufacturability. As we have control over the processes of discovery, development and manufacturing, we can feed this information back and dramatically expand J.HALSM based on experience and validation. The desired outcome is the creation of antibodies that are safe, developed quickly and cost-effectively and with the potential of greater efficacy.

J.MD—Molecule Design

J.MD is the molecule design aspect of J.DESIGN that reviews and improves native antibody sequences—derived from either J.HALSM or any other source – to enhance their manufacturability and stability. Using Abacus, an in-house suite of proprietary computational tools, we create learning algorithms that enable scientists to predict the best molecules and conditions for development. Molecules are then evaluated using assays that indicate how well a molecule is expressed, purified and formulated. Any information learned from evaluating the molecules is subsequently used to improve further the toolset for future molecules.

JP3—Process and Product Platform

JP3 is J.DESIGN’s processing and product design arm complete with proprietary cell lines, vectors, and media with process options for fed-batch, intensified fed-batch and continuous culture. This technology also includes chromatography, filtration and viral clearance capabilities for the removal of impurities. To optimize the storage stability of products, JP3 comes with biophysical and formulation development tools. The designing tools also feature high-resolution analytical capabilities including a mass spectrometry based multi-attribute method (“MAM”).

J.POD®—Manufacturing and Plant Design

The ultimate physical representation of the transformation of the biologics discovery and development continuum is the J.POD® facility. To remain competitive, companies require flexible manufacturing solutions with the right capacity at the right time and smart, high-yielding processes to increase efficiency by cost-effective and faster manufacturing without any sacrifices to quality and safety. J.POD® is the manufacturing and plant design aspect of J.DESIGN, which achieves these objectives.

J.POD® accelerates the development of highly productive processes that can be executed in relatively small unit operations and still make enough product to meet almost all commercial market needs in a single facility. These highly intensified processes reduce the size of unit operations to fit into relatively small, flexible “PODs” or cleanrooms and become the core manufacturing space in a J.POD® facility. Since the entire process train uses single-use technology, central and capex intense utilities like “clean in place” or “sterilize in place” systems are eliminated, as well as the large amount of stainless-steel piping and large stainless-steel vessels that must be precisely built and validated. In addition, PODs, and the equipment they contain can be built and assembled while the plant is being constructed so that the time and complexity of validation is dramatically reduced. The modular, flexible and less capital intense set-up creates the opportunity for a global network of J.POD® facilities, leading to better and cost-effective access to biologics in areas of the world that have not been served thus far.

Finally, instead of increasing the size of bioreactors and processing steps to expand capacity (as in traditional large-scale manufacturing facilities), additional bioreactors of the same size are essentially “cloned.” In essence, we “scale-out” rather than “scale-up” and effectively reduce scale-up risks by manufacturing at the same scale from early clinical development through commercial manufacturing. Our processes are highly “intensified,” using continuous perfusion and connected downstream processing to make large amounts of high-quality drug substance with a relatively small bioprocessing footprint.

We have completed construction on our first J.POD® manufacturing facility located in Redmond, Washington. The facility became operational in August 2021. The project of constructing a second facility in Toulouse, France began in April 2021 and we anticipate the European facility to commence production of first batches by 2024. Our vision is to create a global network of highly standardized manufacturing sites that can serve local demand.

Even while under construction, our first J.POD® attracted its first commercial partners. In January 2020, we announced that Just—Evotec Biologics had entered into a multi-year collaboration with Merck & Co., Inc., (“MSD”) for the development of innovative production technologies for high quality biologics. Under the terms of the agreement, Just – Evotec Biologics grants MSD access to manufacturing capacity in our innovative J.POD® facility in Redmond, Washington.

We have also established agreements with Advanced BioScience Laboratories, Inc. (“ABL”) and Ology Biosciences in 2020. ABL is a global contract development and manufacturing organization (“CDMO”) that services both the U.S. Government and the biopharmaceutical industry. Under the agreement, Just – Evotec Biologics will design a manufacturing process required for the production of Phase I current Good Manufacturing Practice (cGMP) clinical supply of a broadly neutralizing antibody (bnAb) against HIV. The agreement with Ology Biosciences covers the evaluation and analytical characterization of antibodies against SARS-CoV-2. Under the terms of the agreement with Ology Bio, Just – Evotec Biologics acts as a subcontractor to Ology Bio and utilizes its in silicon toolset to screen a panel of anti-SARS-CoV-2 antibodies provided by Ology Bio that were generated from convalescing COVID-19 patients.

In August 2020, the U.S. Department of Defense awarded Just—Evotec Biologics an order for the development of a highly efficient manufacturing process for monoclonal antibodies against COVID-19, followed by a manufacturing agreement in January 2021. The mAbs will be tested in clinical trials and, if approved, could be used for the treatment and/or prevention of SARS-CoV-2 infections. Just – Evotec Biologics intends to use its experience in process development and clinical manufacturing to enable the realization of these potentially critical protein therapeutic treatments against SARS-CoV-2 infections.

In October 2020, Just—Evotec Biologics received funding from the Bill and Melinda Gates Foundation as part of the COVID-19 Therapeutics Accelerator initiative to support the development and manufacture of mAb candidates for the prevention of severe COVID-19 cases in vulnerable populations in low and middle-income countries. Under the grant, Just – Evotec Biologics uses its proprietary software toolset Abacus™ to perform an in silico analysis of several lead candidate sequences of potent anti-SARS-CoV-2 mAbs provided to the foundation by several leading academic medical centers around the world. Abacus™ analysis identifies key sequences that can affect developability and, if required, make recommendations to optimize the anti-SARS- CoV-2 antibody candidates. In addition, Just – Evotec Biologics will perform cell line development for two lead molecules.

EVOcells—from cells to therapies

In addition to disease modelling, we use our iPSC platform to develop the next generation of cell-based therapies. Our iPSC cell therapy portfolio spans across metabolic diseases, immuno-oncology, and heart repair. We plan to further expand and invest in our cell therapy infrastructure with a focus on off-the-shelf cell therapies with long-lasting efficacy like immune cells in oncology (e.g., Natural Killer T cells), beta cells for diabetes, cardiomyocytes in heart repair, and retina cells in ophthalmology as well as iPSC-derived exosomes.

Our most advanced candidate in the field of iPSC-based regenerative medicine is our QRBeta initiative, aimed to cure patients suffering from type I diabetes. In in vivo models, we have demonstrated a durable normalization of blood glucose levels with our iPSC islet-like clusters that also deliver long-lasting normoglycemia at human glucose set points. They have been shown to be significantly more resilient to hypoxia and post-implantation stress compared to human primary islets. The combination of promising in vivo data and internal GMP manufacturing capabilities differentiates us from the competition, and we have the ability to scale up and accelerate development through the clinic. We retain all commercial rights to this candidate, and we are accelerating its development while evaluating options for collaboration.

In 2021, we advanced our cardiomyocytes-based program by entering into a collaboration with the University Medical Centre Hamburg-Eppendorf, UKE. The collaboration was formed to develop a first-in-class cell therapy for the treatment of heart failure. Under the terms of the partnership, Evotec and UKE will leverage their complementary strengths for the development of a new cell therapy approach using engineered heart tissue for the treatment of heart failure. We expect to leverage our industry-leading human iPSC platform to establish GMP-compatible process development and upscaling for large-scale generation of clinical-grade heart muscle cells known as cardiomyocytes. We also plan to contribute genetically modified GMP iPSC lines, which contain alterations preventing rejection of the cardiomyocyte-containing product by the patient’s immune system and include additional safety mechanisms to control unwanted proliferation of graft cells. By using GMP-grade iPSC lines, the collaboration is intended to deliver off-the-shelf products that can be implanted in broad patient populations with little to no immunosuppression. UKE will contribute its proprietary Giga Patch Method for the generation of fully functional heart tissue suitable for cardiac transplantation. In vivo validation and development activities will be shared jointly between Evotec and UKE. We will be responsible for GMP and pre-clinical activities as well as for any subsequent collaboration of the program.

In immuno-oncology, we are building a portfolio of “off the shelf” iPSC-based immune effector cells to overcome the hurdles of current autologous cell therapies in oncology such as long vein-to-vein times, limited manufacturing reliability, logistic challenges, and high price points. In the future, we plan to target the development of a comprehensive portfolio of innovative immuno-oncology programs. At this stage, our portfolio comprises of iPSC derived Natural Killer Cells (EVOcells iNKs), Macrophages (EVOcells iM) as well as αßT-cells and γδT-cells (EVOcells iT). We anticipate that programs may enter clinical trials in 2025, and we may collaborate such programs within the next 24 months.

EVOgenes—from genes to therapies

The formation of EVOgenes in 2020 signaled Evotec’s expansion into gene therapy and added one of the fastest growing and exciting modalities to our portfolio of capabilities. The establishment of a dedicated site for research and development of gene therapy-based projects in Orth/Donau, Austria, staffed with a highly experienced and cohesive gene therapy team, marked a significant step towards our long-term vision of becoming a fully modality-agnostic drug discovery and development company. Our goal is that EVOgenes becomes a fully developed gene therapy platform by 2025. We intend to become the partner of choice for biotechnology, pharmaceutical and academia with a comprehensive catalog ranging from capsids that are currently available to new technologies of viral, non-AAV gene therapy as well as non-viral gene therapy.

The team for the EVOgenes platform has deep expertise in rare genetic disease drug development. We believe this expertise, paired with the opportunity to leverage and fully exploit the breadth of experience and capabilities of the wider Evotec network, including biomarkers, analytical and manufacturing capabilities, should result in a very competitive offering for a number of innovation-driven partners.

Our EVOgenes platform is a toolbox comprising capsids, regulatory sequences, and production cell lines. We expect the EVOgenes platform will reach further than existing established techniques such as AAV and lentiviral gene transfer into the increasingly important area of RNA technologies or new proprietary cell lines and vectors. We see the future of EVOgenes as a platform for the development of new and disruptive technologies such as access to non-viral transduction technologies or access to regulated gene expression that may lead to the design of a small molecule based “on-off switch” for safe and efficient gene expression. We believe that possessing next generation gene therapy capabilities will position Evotec as the ‘partner of choice’ as biopharma companies look beyond first-generation gene therapies and will strengthen our intellectual property portfolio.

Revenue models

“Fee-for-service model”

As an external innovation partner to the life science industry, we provide stand-alone or fully integrated drug discovery and development solutions to our partners using our industrialized, high quality and comprehensive infrastructure. Various capabilities can be grouped into an integrated service combining various steps along the drug discovery and development chain. The “fee-for-service model” usually applies where no intellectual property of Evotec is involved or no essential proprietary technology platforms (e.g., EVOpanOmics, EVOpanHunter, iPSC) are used.

Our solutions are capable of providing unparalleled breadth and depth to clients. We can support our partners’ programs at all phases of the chemical value stream (hit creation, expansion, hit-to-lead, lead optimization and development readiness) and from early target identification through to manufacturing of compounds for clinical and commercial purposes. We also possess capabilities across all modalities, target types, routes of administration and disease areas. Our services are made available through a number of well-defined work packages that are compensated at FTE-rates or fixed cost basis. Typical examples of fee-for-service work packages would include, without limitation, high-throughput screening campaigns, sample management, ADME-tox tests or certain chemistry development services. However, there is flexibility in structuring these work packages to cater to specific needs of clients – for example, synthesis and scale up chemistry is a typical work package that is compensated on a fee-for-service basis, but medicinal chemistry is predominantly compensated based on FTE rates as part of an integrated offering.

In 2021, 76% of our third-party revenues were derived from EVT Execute, which mainly includes fee-for-service and FTE-rates based revenues. These revenues are generated largely from EVOiR&D, EVOaccess and EVOgenes. Fee-for-service and FTE-rates based revenues are also a source for revenues within EVT Innovate, in addition to milestones and potential royalties. Driven by favorable market dynamics and robust demand for pharmaceutical outsourcing services, we expect the fee-for-service and FTE-rates based business to grow by mid to high single digits in the near-term. Fee-for-service and FTE-rates will continue to remain a key value driver going forward but as drug discovery and development evolves, we foresee certain work packages transitioning away from fee-for-service into more integrated alliances.

With an increase in demand for Evotec’s proprietary and premium platforms, (e.g., EVOpanOmics and EVOpanHunter and iPSC drug discovery), we have sought to enter contracts with customers for these services that expand beyond fee-for-service and FTE-rates to also include success-based components, such as milestones and potential royalties. As an example, target identification and validation services have historically been offered on a fee-for-service and FTE-rates basis. However, with transcriptomic and proteomic profiling across cells and tissues followed by bioinformatics-driven data mining and hypothesis building potentially becoming the new gold standard, these services now involve our proprietary and premium platforms. In connection with such platform, we seek to structure integrated alliances that will be recognized within our EVOroyalty business model pursuant to which we will generate FTE-based revenue from delivery of services, as well as potential milestones and royalties. The most prominent example for such an evolution is our alliance with BMS targeting neurodegenerative diseases, which has so far resulted in a first clinical phase I trial with additional assets being progressed in discovery and development stages.

Key Performance Metrics for our Fee-for-Service Business

1)       Share of Annual Repeat Business

We have demonstrated solid customer retention rates, as defined by the percentage of revenues from customers that we had a relationship within the prior year, above 90% in each of the last 3 years.

2)       Customer Evolution and Contribution

The number of our customer alliances has expanded significantly in recent years, providing further validation of our services provided. During 2021, we added 337 new customers compared to 315 in 2020. The number of customer alliances that generate revenues of more than €1.0 million per year have continued to rise and reached 97 in 2021 (2020: 86), or 12% (2020: 10%) of total customers in the last two years, pointing to increasing entrenchment with each customer.

3)       Reduction of Customer Concentration

Our customer and revenue base have become more diversified over the last four years as revenues have grown significantly. Our top ten customers’ contribution to total revenues amounted to 42% in 2021 versus 47% in 2018, pointing towards a steady decrease in revenue concentration among top customers. The moderate increase versus 2020 (41%) is owed to a significant milestone payment from BMS after a successful transition into clinical trial stage. Our largest customers by revenue, BMS, Merck and Sanofi, accounted for 25% of group revenues in 2021. Other than BMS, no single customer contributed more than 10% of group revenues.

EVOroyalty—Co-own and Share products

We leverage our proprietary technology platforms to develop new drug discovery projects, assets and platforms, both internally and through collaborations. This approach allows us to create starting points for the later development of strategic partnerships through our EVOroyalty collaboration model with leading pharmaceutical and biotechnology companies. These collaborations generally involve a combination of upfront payments, ongoing research payments, and significant financial upside through milestones and royalties. They enable the sharing of cost and risk. The aim of these collaborations is to develop R&D projects faster and more efficiently and to generate faster returns on investments. With increasing demand for our proprietary technology platforms, we expect to enter into collaborations involving success-based milestone payments and royalties. Our goal is to increase revenue contribution from EVOroyalty through the maturation of our pipeline significantly by 2025.

Benefits to us from our EVOroyalty model include:

●	Milestones and royalties-based revenue to secure and accelerate profitability.
●	A risk-reduced development pathway for drugs given ability to combine Evotec and partner research and development capabilities and expertise.
●	Deepen our knowledge base of high-quality research and development capabilities; and

●	Validation to build out a broad early-stage pipeline

We believe we possess one of the broadest and deepest pipelines in our industry. Since 2015, the number of our assets has more than doubled to more than 130 with 13 disclosed assets in clinical development and another 4 that have not been disclosed by our partners at the end of 2021. As of December 31, 2021 one of the clinical programs was in Phase III, five were in Phase II and eleven were in Phase I. Among our pool of nine Phase I programs, we count three planned indication extensions with the same asset in three different therapy area. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. For candidates for which we have the right to receive royalty or milestone payments, we, in most cases, will have initially developed them and subsequently licensed or assigned to partners for continued pre-clinical and clinical development. They also include candidates that have been initially developed by our partners and that have become the subject of a joint research project pursuant to which we are eligible for royalty or milestone payments. We do not count among our pipeline, those candidates that are being developed by partners in whom we have solely an equity stake through EVOequity and no right to milestone or royalty payments with respect to their candidates in development.

Beyond therapeutic areas, we have also successfully expanded our pipeline across multiple modalities. In 2015, our therapeutic assets were exclusively small molecules. In contrast, in 2021, more than 10 assets were derived from cell and gene therapy, more than 20 from biologics, more than 90 from small molecules and more than 10 early-stage projects where several modalities are being investigated. Given the breadth and depth of our pipeline across therapeutic areas, modalities and stage of development, we believe that the risk-reward profile of our pipeline is unique in the industry. We expect the relative share of EVOroyalty revenues as a percentage of total revenue to increase as our EVOroyalty pipeline matures over time and as the revenue mix within EVOaccess and EVOgenes increasingly includes success-based components.

Evolution of Total Number of Programs within EVOroyalty

The EVOroyalty “Iceberg” is Constantly Growing

The below table outlines our pipeline assets by therapeutic area and stage of development. Our partnered pipeline includes those assets we have developed and licensed or assigned to partners for clinical development and commercialization as well as the assets of our partners for which we are entitled to receive potential royalty or milestone payments. Our unpartnered pipeline consists of assets we have developed internally but have not yet collaborated. Our equity pipeline is comprised of the assets under development by companies in which we have made an equity contribution through EVOequity. We expect to realize returns on our equity pipeline both from successful exits and from fee-for-service and FTE-rate based revenues from these companies. Our BRIDGES pipeline represents the assets under development through our joint ventures with academic institutional partners as part of our project incubation program to promote early development of academic research. Note that the assets shown here as part of our equity and BRIDGEs pipelines are not included in the number of our pipeline assets described elsewhere in this annual report.

* At the beginning of February 2022 Bayer opted to discontinue the development of eliapixant (BAY1817080) pursuant to a former multi-target research collaboration.

Overview of Disclosed Clinical Stage Pipeline Assets

The below table outlines the eleven clinical stage pipeline assets that have been publicly disclosed by our collaboration partners. We have licensed or assigned these pipeline assets to partners for clinical development and commercialization. Pursuant to the terms of our arrangements with our partners, our collaboration partners are fully responsible for the clinical development and potential commercialization of these assets, both financially and operationally. We bear no fiscal responsibility for their clinical development. Under these agreements, we have the right to receive development and milestone payments, as well as royalties from commercial sales, if our partners successfully develop these candidates. See “Risk Factors—Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain”.

* At the beginning of February 2022 Bayer opted to discontinue the development of eliapixant (BAY1817080) pursuant to a former multi-target research collaboration.

Overview of Key Platform Assets

(1)	We wholly-own unpartnered pipeline assets .

EVOequity

We facilitate the acceleration of innovation as an operational venture capital provider providing capital and access to our industrialized and integrated technology platforms, expertise and network. We make equity investments in products, technology platforms and companies through which we obtain early access to innovation and derive upside through our role as operational partner. We see significant potential for value creation from EVOequity over the coming years from new partnerships, clinical successes, and positive commercial developments because we expect to drive the valuation of individual portfolio companies. We expect to realize returns on investments both from successful exits from our portfolio companies and fee-for-service and FTE-rates based revenues with our portfolio companies.

As shown in the graphic below, we recognize various starting points to fuel our EVOequity portfolio. One of the key sources is risk-shared venture creation involving spinouts of our proprietary assets into separate legal entities or joint ventures with partners. We also invest in early-stage development companies that start out as our customers and engage us to conduct for them drug discovery work on our platforms. Investing in those companies helps us create long-term relationships and facilitates access to innovation in the treatment areas in which we specialize. These companies may originate from our BRIDGEs program, where Evotec collaborates with academic institutions to facilitate the acceleration of academic innovation without compromising precision or safety. We also identify investment opportunities by evaluating external opportunities.

EVOequity’s strategy started with the creation of Evotec’s spinouts of Topas Therapeutics in 2016. Since then, our portfolio of equity holdings has grown steadily, and as of December 31, 2021, we have 24 investments with 89 active projects in our EVOequity pipeline. Most projects are in oncology, immunology, and inflammation. Assets from Carrick Therapeutics, Topas Therapeutics and Exscientia are currently most advanced, with six projects having reached the clinical stage (Phase I and II). Our ownership ranges from 1% to 50% in equity per company, and we typically aim for an investment period of five to seven years. Investments with a share greater than 20% are recognized in our accounts “at equity”. As of December 31, 2021, we have invested €111.0 million into EVOequity and expect to accelerate those investments over the coming years.

Many of our portfolio companies have started out as our customers or have become customers either in parallel or subsequent to our equity investment. For example, Vifor Pharma has been a customer of Evotec for many years, and more recently, we have collaborated on early development in nephrology, which has led to the establishment of our joint venture, NephThera. With other equity holdings such as Forge and Aeovian, we have an operational relationship through signing a master service agreement in parallel to our investment into the company.

Typically, we support the development of our equity investors’ in-house projects from early discovery up to IND-enabling studies and chemistry, manufacturing, and control.

The structural difference to conventional venture capital models is our operational relationship with the portfolio companies and that our investment decisions often benefit from robust datasets that we have generated in-house on our industrialized and scalable platforms. Because we believe that we can make better-informed decisions through this approach, we see realistic chances of investment returns that could exceed venture capital like returns. Our typical equity investment is structured in such a way that we typically aim to obtain control of material stakes between 20% and close to 50% in the first financing round. Subject to dilution in subsequent rounds, these holdings may vary. On a case-by-case basis, we may invest in subsequent financing rounds. In the case of spinouts, we contribute in kind to leverage our in-house capabilities and accelerate innovation.

BRIDGEs

We believe that academic settings serve as a major source and point of origination and development of drugs that are ultimately approved. For example, approximately 25% of drugs approved by the FDA originate from academia, according to a study published in Nature investigating the contribution of different types of organizations to drug innovation. Universities are a major source of current and future drugs targets. We seek to address the lack of funding and access to expertise for translational projects from academia, which is one of the main hindrances for efficient innovation. While there is a lot of support to initiate basic research projects, funding options tend to narrow down as the development of translational projects progress and there is often a lack of commercial understanding on how to advance assets to the next stage.

We have positioned ourselves as a leading company for the accelerated translation of academic assets by initiating “BRIDGEs,” our project incubation program designed to accelerate and promote early development of academic research. BRIDGEs stands for “Biomedical Research, Innovation and Development Generation Efficiency.” Through BRIDGEs, we utilize our technology platforms to facilitate the acceleration of academic innovation. The global rollout of BRIDGEs is currently underway with a geographic focus on North America and Europe. BRIDGEs provides us with access to a broad portfolio of first-in-class therapeutics across academic institutions. We serve as the exclusive technology partner to advance projects to the next value inflection points, which enable formation of spinout companies or collaborating with pharmaceutical companies. The entire process facilitates the decision-making process of investors trying to assess the quality of the respective projects. Through BRIDGEs, we have achieved a 75% reduction in average project evaluation time (from 8 to 2 months before decision), a 66% percent reduction in average weeks until the first experiment (from 24 weeks to 8 weeks) and a 50% reduction in average time until the conclusion of experiments (from 36 months to 18 months) in comparison to translational public grants.

To date, we have created seven BRIDGEs (LAB282, LAB150, Autobahn Labs, Argobio, beLAB2122, LAB1407 and Danube Labs) and a spinout from the University of Oxford named Dark Blue Therapeutics from this initiative. We outline selected BRIDGEs in further detail below:

LAB282

In November 2016, we announced the formation of LAB282, a research laboratory developed in partnership with Oxford University Innovation and Oxford Sciences Innovation (“OSI”). Housed at Oxford University, the lab is dedicated to accelerating the translation of basic biomedical research from Oxford University into new therapeutics across any therapeutic area or modality. Projects are sourced exclusively from Oxford University researchers and are aided by a drug discovery expert in residence seconded by Evotec to the lab. The goal is for LAB282 to generate and accelerate the achievement of pre-clinical proof of concept results for new drugs and to generate eventual spinout companies. To date, LAB282 is responsible for 38 active or completed projects. Pursuant to the partnership, we exclusively contribute our drug discovery expertise and platforms to select projects and develop them further. We will be entitled to equity in new LAB282 spinout companies together with Oxford University and its academic researchers and together with OSI will have the right to co-invest in seed financing rounds. The pipeline assets being developed pursuant to the partnership are in pre-clinical stages.

Autobahn Labs

In June 2020, we announced the launch of Autobahn Labs, a novel virtual incubator developed in partnership with Samsara BioCapital, a leading life sciences investment firm and KCK Ltd., a family investment fund. Autobahn Labs operates out of the San Francisco area and partners with top academic and research institutions to catalyze early-stage drug discovery and development. Since launch, Autobahn Labs has established multiple strategic collaborations with leading research institutions, including a first-in-kind collaboration with the University of California Los Angeles to identify and advance patient therapies for a variety of indications and another collaboration with the University of California San Francisco to identify promising early science and form new joint-owned ventures. Autobahn Labs has two active or completed projects to date.

beLAB2122 / beLAB1407

In April 2021, we announced the launch of beLAB2122 and in May 2021, we announced the launch of beLAB1407. Both LABs are translational BRIDGEs funded with $20 million each, in collaboration with BMS. In collaboration with BMS, beLAB2122 brings together leading academic institutions from the Rhine-Main- Neckar region of Germany. Also, in collaboration with BMS, beLAB1407 brings together leading academic institutions from the Midlands in England and Scotland. Both BRIDGEs have the goal of efficiently advancing first-in-class therapeutic options across all therapeutic areas and formats into investable drug discovery and early development projects. In Germany, mediated and supported by BioRN, the Life Science Cluster Rhein Neckar, beLAB2122 brings together the European Molecular Biology Laboratory, the German Cancer Research Centre, the Goethe University Frankfurt, the University of Heidelberg, and the University of Tübingen in one collaboration with industry partners. beLAB1407 brings together the universities of Birmingham, Edinburgh, Nottingham, and Dundee in a collaboration with industry partners

Summary of Equity Holdings as of December 31, 2021

Company	Focus		Equity stake
Autobahn Labs	Multiple	%	25.58
Aeovian	mTORC1 inhibitor		4.80
Ananke Therapeutics	RNA binders oncology		22.70
ArgoBio Studio	Multiple		10.03
Blacksmith Medicines	Human metalloenzymes		15.10
Breakpoint Therapeutics	DNA damage response (DDR)		34.61
Cajal Neuroscience	Neurodegenerative disease		2.27
Carrick Therapeutics	Molecular pathways in Oncology		4.56
Celmatix	reproductive medicine and fertility		23.75
Curexsys	Therapeutic exosomes		39.82
Dark Blue Therapeutics	Oncology		17.11
Eternygen	NASH		24.97
Exscientia	Artificial intelligence		11.70
Fibrocor Therapeutics	Fibrotic diseases		8.73
Fibrocor LLP	Fibrotic diseases		16.26
FSHD Unlimited Corp	Facioscapulohumeral dystrophy (FSHD)		21.46
Forge Therapeutics	Gram-negative antibiotics		15.04
Immunitas Therapeutics	Oncology		5.86
Leon Nanodrugs	Nanotechnology		12.43
Mission BioCapital	Multiple		3.64
NephThera	Chronic Kidney Disease		50.00
OxVax	Immuno oncology		4.42
panCELLa	iPSC platform		12.69
QUANTRO Therapeutics	Functional genetic and transcriptomic technologies		34.52
Topas Therapeutics	Nanoparticle-based therapeutics		22.14

We seek to protect and enhance the value of our proprietary drug discovery programs as well as our technology platforms, including proprietary processes, technologies, inventions, and methods, and their application to the research and development of treatments for serious diseases and methods of manufacture through the filling of intellectual property. We pursue a multi-layered intellectual property strategy to protect our technology platforms and their application to the research and development of treatments for serious diseases. One focus of our intellectual property strategy is to provide protection for our platforms and pipeline assets currently in development. We also pursue intellectual property protection for assets that may be used in future development programs and/or that may be of interest to our partners, or otherwise may prove valuable in the field.

Patent filings protect various aspects of our technology platforms and our pipeline assets, while other aspects remain trade secrets. We also pursue other methods of protection, including seeking trademark registrations, as appropriate. Many of our intellectual property assets were developed and are owned solely by us, some have been acquired and are solely owned by us, some have been developed via collaboration and are jointly owned, and some have been licensed from third parties. We will continue to make additional patent application filings and pursue opportunities to acquire and license additional intellectual property assets, technologies, platforms, or pipeline assets, as developments arise or are identified.

As of December 31, 2021, our owned patent portfolio included more than 60 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.

Below, we provide a summary of the contours of our current intellectual property portfolio as it relates to different aspects of our business.

Discovery Platform

Our discovery platform is comprised of multiple integrated building blocks, including EVOiR&D, EVOpanOmics, EVOpanHunter, EVOaccess, EVOcells and EVOgenes. These combined platforms allow us to deliver operational efficiencies and advanced technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process where innovation steps are the largest and most important. In support of our discovery platform, we own a patent estate for molecular detection and other platform technologies. In addition, we have developed a number of patent-protected biological assays, specifically, methods to measure the chemical or biological activity of any combination of targets and compounds.

In support of our discovery platform, we own proprietary trade secrets and methods for analyzing samples. EVOpanOmics is our proprietary approach to analyzing samples from human patients, rodents and in vitro cultures using genomics, transcriptomics, proteomics, and metabolomics. We have proprietary protocols, that we protect as trade secrets, which have been established and validated to allow for preparation of fully intact RNA, metabolites, and proteins from a number of tissues from both rodent models and human patient material that are in many cases unique to Evotec. We have primary and other cell types, and proprietary immortalized cell lines that we processed in a way to allow us to perform single cell and single nuclei sequencing as well as so-called ScreenSeq and ScreenPep analysis. Our proprietary ScreenSeq and ScreenPep technologies are process- optimized and fully validated high throughput transcriptomics and proteomics platforms, respectively. We have a growing proprietary database comprising diverse proprietary -omics data based on in vitro, in vivo, and human sample analysis.

In support of our discovery platform, we own and leverage proprietary software and datasets. EVOpanHunter is our proprietary software solution that enables exploratory insight analysis for researchers in a convenient, web-based environment. Our software may integrate some open-source software and openly available published algorithms with our proprietary modules and data. Our proprietary modules include an infrastructure to map and interlink meta information for e.g., genes, proteins, or targets within omics data and across species barriers, a framework to store, manage, and access omics data, and an architecture for storing, cleaning, managing, and providing access to clinical data. The software includes several tools to enhance analysis, including tools for differential analysis (e.g., used to compare diseased vs. healthy samples), statistical analysis tools, and a machine learning computing tool. The EVOpanHunter software leverages our proprietary datasets to create a prediction model for cell type annotation.

In support of our discovery platform, we have proprietary materials and cells. EVOcells is our proprietary cell lines platform and includes our proprietary iPSC platform. We expanded our iPSC platform through the acquisition of diverse assets including intellectual property from a third party.

Pipeline Assets

We have used our proprietary research platform to generate and identify patentable drug candidates with the potential for collaboration. Numerous patent applications have been generated and filed because of such activities. In some cases, we have elected to retain the pipeline asset intellectual property, and in other cases, we have out-licensed our intellectual property to third parties or transferred ownership of the intellectual property to third parties in exchange for milestone payments, royalties, or equity in their business.

As with other biotechnology and pharmaceutical companies, our ability to establish and maintain our proprietary and intellectual property position for our technology platforms and pipeline assets will depend on our success in obtaining effective patent claims and enforcing those claims if granted. There can be no assurance that any of our current or future patent applications will result in the issuance of patents or that our future issued patents (if any) will provide meaningful protection of our pipeline assets or technology. For more information regarding the risks related to our intellectual property, see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

Government authorities in the European Union, the United States and other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record-keeping, labeling, advertising, promotion, distribution, marketing, post- approval monitoring and reporting and import and export of pharmaceutical products. Compliance with applicable statutes and regulations and other requirements of regulatory authorities requires the expenditure of substantial time and financial resources.

Regulation of Drugs and Biologics

In the European Union, pharmaceutical products are subject to a comprehensive scheme of regulatory requirements mainly set out at EU level, but country-specific regulations at EU member state level remain essential in many respects. These regulations exercise oversight over all aspects of our operations including, but not limited to, research, development, testing, manufacturing, and quality control. They also govern all aspects of the operations of our customers and the partners with whom we co-own pipeline assets, including assessing safety and efficacy for purposes of marketing approval, labelling, storage, record keeping, commercialization, distribution, post-approval monitoring, advertising, pricing, and more.

The process governing approval of medicinal products in the United States generally mirrors the process in the European Union. In the United States, the FDA regulates pharmaceutical products. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations apply to us, our customers, and our partners who develop our pipeline assets. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (NDAs) or biologics license applications (BLAs), warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on our partners or us. Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review to determine that it is safe and effective and be approved by the FDA or other regulatory authority.

Preclinical Research

Before testing any product candidate or therapy in humans, it must undergo extensive preclinical testing. Preclinical research involves in vitro (test tube) and animal studies to evaluate the chemistry formulation and toxicity of the drug over a wide range of doses and to detect whether the product is likely to cause any of a variety of adverse conditions or diseases, including birth defects and cancer. Initial preclinical studies are conducted before any clinical testing occurs, while longer-term testing is conducted in parallel with clinical studies.

A robust package of preclinical data is required before clinical trials can begin. In the European Union, if preclinical results warrant continuing development of the product candidate, before a clinical trial may commence, applicants are required to submit a clinical trial application (“CTA”) to each country’s national health authority and an independent ethics committee. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier with supporting information, in particular preclinical data and information about the manufacture and quality of the medicinal product under investigation. In the United States, if preclinical results warrant continuing development of the product candidate the results of the studies are submitted to the FDA as part of an investigational new drug application, or IND. An IND includes, among other things, items such as preclinical data, manufacturing information, a proposed clinical protocol and an investigational plan and must be reviewed by the FDA and become effective before proposed clinical testing can begin.

Regulation of Testing Facilities

Our facilities are audited by regulatory agencies such as the FDA, MHRA, and similar foreign regulatory authorities as well as our customers to ensure compliance with requirements designed to ensure the quality and integrity of the testing process and data such as GLP and GMP and other requirements adopted by the EMA, the FDA, the Ministry of Health in the United Kingdom and by similar regulatory authorities in other countries, as applicable. GLPs and GMP require standardized procedures for all equipment, processes, and analytical tests, for recording and reporting data, and for retaining appropriate records.

Clinical Trials, MMA, NDA or BLA Preparation and Submission

In the European Union, all phases of clinical development are monitored and audited extensively by regulatory authorities of the relevant member states. Authorities scrutinize all clinical activities and data, and our partners must submit annual reports to the controlling authorities of the relevant member states detailing the progress of the trial. Our partners must also submit any information that suggests a significant risk to human patients or any clinically important increase in the rate of serious suspected adverse reactions to regulatory authorities as and when they discover such information. The United States has adopted a similar regulatory scheme to the European Union. Our partners typically carry out clinical development of our pipeline, including the conduct of human trials and interaction with regulatory authorities.

Clinical trials are typically divided into three phases. Phase I clinical trials include basic safety and pharmacology testing in approximately 20 to 80 human subjects per trial, usually healthy volunteers or stable patients, and include trials to evaluate the metabolic and pharmacologic action of the product in humans, how the drug or biologic works, how it is affected by other drugs, how it is tolerated and absorbed, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body. Phase II clinical trials include basic efficacy (effectiveness) and dose-range testing in a limited patient population (usually 100 to 200 patients per trial) afflicted with a specific disease or condition for which the product is intended for use, further safety testing, evaluation of effectiveness, and determination of optimal dose levels, dose schedules and routes of administration. If Phase II trials yield satisfactory results, Phase III trials can commence. Phase III clinical trials include larger scale, multi-center, comparative clinical trials conducted with patients afflicted by a target disease, designed to permit a valid statistical test of safety and effectiveness required by the EMA, the FDA and other regulatory authorities and to provide an adequate basis for product labeling. The FDA and similar foreign regulatory authorities receive reports on the progress of each phase of clinical testing and may require the modification, suspension, or termination of clinical trials if, among other things, an unreasonable risk is presented to patients or if the design of the trial is insufficient to meet its stated objective.

Upon completion of Phase III clinical trials, the drug sponsor will assemble the data from all phases of development, along with the chemistry and manufacturing and nonclinical data and the proposed labeling, among other things, into a single large document, the marketing authorization application, or MAA, and/or the NDA or BLA. Under EU law, marketing authorizations can be obtained through the centralized marketing authorization procedure from the European Commission (based on the opinion of EMA’s Committee for Medicinal Products for Human Use) or through the national, mutual recognition or decentralized marketing authorization procedures from the competent authorities of the relevant member states. Centralized authorization is compulsory for certain drug types. The EMA (or the relevant authorities of the member states) and the FDA carefully scrutinize data from all phases of development, as well as the facilities where the product is manufactured, to determine whether the manufacturer has complied with regulations and whether the drug or biologic is safe and effective for the specific use under study. The EMA (or the relevant authorities of the member states) or the FDA may refuse to accept the MAA, NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied. Even after accepting the submission for review, the EMA (or the relevant authorities of the member states) or the FDA may require additional testing or information.

Regulations require a manufacturer to collect and periodically report to the EMA, FDA and similar regulatory authorities in foreign countries additional safety data on the drug or biologic for as long as the manufacturer markets the product (post-marketing surveillance). These reports must include data from all countries in which the product is sold. Additional post-marketing trials (Phase IV) may be required as a condition of the product’s approval to assess safety or verify clinical benefit or may be undertaken voluntarily after initial approval to find new uses for the product, to test new dosage formulations or to confirm selected nonclinical benefits. Product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing.

Data Privacy and Security Laws and Regulations

As a primarily business-to-business focused organization, we do not market, sell, or distribute products or services directly to patients or consumers. Accordingly, the personal information that we collect and process, including human tissues and patient samples, is generally limited to what is necessary to conduct business with other businesses within our industry.

Nevertheless, we hold confidential personal information relating to persons who have been and/or still are employed by the company. The possession, retention, use and disclosure of such information is highly regulated, particularly in the EEA. The GDPR controls how personal data must be handled and places significant restrictions on the export of personal data from within the EEA to other third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remains uncertain. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including HIPAA, and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Other Environmental, Health and Safety Laws and Regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain liability insurance (including, where applicable, workers’ compensation) to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. We also tailored several continuity plans for different locations to mitigate serious environmental issues.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Current or future environmental laws and regulations may impair our research, development, or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties, or other sanctions.

Competition

The market for R&D services is competitive, based on modality-by-modality or technology-by-technology comparison. However, we believe we are well positioned to offer our partners an integrated solution that cannot be replicated by combining selected elements made available by other service providers. We believe our services are differentiated based on the degree of integration, the number of modalities, precision, relevance, agility, and capacity to generate new data and ability to exploit it with advanced computing.

We believe that Evotec is one of very few companies that has assembled such a seamlessly integrated precision medicine platform.

We compete in an industry characterized by rapidly advancing technologies, intense competition, and a complex intellectual property landscape. With respect to other players in specific fields in the industry, we consider our competition to be as described below:

●	External drug discovery and development: A number of large CROs including Wuxi Apptec, Charles River Laboratories and Catalent.
●	EVOPanOmics and patient relevant disease modelling: Schrödinger, Berkley Lights and Adaptive

Biotechnologies, and, in the field of data-driven precision medicine in oncology, Tempus.

●	Tech enabled business models: Abcellera, Certara, Recursion and Schrödinger,
●	iPSC-based regenerative therapy of Type I diabetes: Vertex Pharmaceuticals and Sana Biotechnology, both of whom are developing iPSC-based treatments for Type I diabetes.
●	iPSC-based treatments of cancer and immune disorders: Fate Therapeutics and Century Therapeutics.
●	Treatment of Parkinson’s disease and heart failure: BlueRock Therapeutics, (acquired by Bayer in August 2019);
●	iPSC-based assay developments: Fate Therapeutics, Allele Biotechnology, Takeda and Fujifilm, along with CMOs such as Lonza, SCM Lifescience, Reporcell and Charles River Laboratories.
●	Biologics manufacturing: Lonza, Samsung Biologics, Boehringer Ingelheim, Wuxi Biologics and

Avid Bioservices.

●	Pipeline assets:
(a)We believe gefapixant (Merck, Inc.) as well as BLU-5937 (Bellus Health) is an appropriate benchmark for eliapixant, for which we can receive all development rights back following Bayer’s decision not to continue development; both are treatments for chronic cough.
(b)Our agent for the treatment of Chikungunya virus infections faces competition from an Albumedix product with the same application.
(c)Our assets treating neurodegenerative diseases may face competition from similar assets developed by Denali Therapeutics.

Manufacturing

We currently operate two commercial manufacturing facilities, one of which is located in the United States (Redmond, large molecules) and the other in Europe (Abingdon UK, small molecules). A third manufacturing facility (for large molecules) will be constructed in Toulouse, France.

We have the capability to produce drug products to support the clinical development and commercialization of both our own and our partners’ assets. We apply our machine learning and integrated technology platform J.DESIGN to the manufacturing aspect of our business to bring further value to our partnerships and produce drug products in a cost-effective and efficient manner. Because we utilize J.DESIGN early in the drug discovery stage, by the time we reach the manufacturing stage of any given program we have already predicted and reduced the risk of most scaling problems that may occur. As a result, we are able to deliver flexible, right-sized manufacturing at lower costs and with faster turnaround times, without sacrificing the quality of the products.

In order to enhance our manufacturing capabilities further, we are currently constructing a J.POD® late- stage clinical and commercial manufacturing facility that uses single-use technology. Because the facility will contain clinical and commercial processes, both can be operated at the same scale to facilitate seamless transfer and eliminate scale up risk. Located in Redmond, Washington, the building is expected to be approximately 130,000 square feet and house approximately 200 employees at full capacity. The site, which will be able to produce on a large enough scale to meet most of our commercial needs in a single facility and will mainly supply markets in North America.

As global demand for flexible biologics capacity and for more affordable access to medicines increases, we intend to build a second J.POD® facility in Toulouse, France. Europe is the second largest biologics market and a strong desire for local capacity and security of supply is evident in this market. The decision to set up this infrastructure at our own site in Toulouse was a strategic one, as the Toulouse footprint creates operational efficiency and co-location for oncology and immunology expertise such as cell therapy adds further synergy with our strategic needs. We expect the second J.POD® to be completed by 2024.

We are committed to continually developing our manufacturing operations to support our clinical and commercial scale manufacturing needs. We expect to require an additional €20 million to €25 million of capital expenditure for the J.POD® facility in Redmond, Washington in 2022.

Certain of our operations are carried out under GMP and GLP regulations that are certified and periodically audited by regulatory agencies such as the FDA, MHRA, AISA and our customers. Further, we have established an internal quality assurance system that monitors our compliance with these regulations.

C.	Organizational Structure

Evotec SE is a publicly listed European stock corporation operating under German law. Our headquarters are in Hamburg. We have operating sites in Hamburg, Cologne, Göttingen, and Munich (Germany), Lyon and Toulouse (France), Abingdon and Alderley Park (UK), Verona (Italy), Orth an der Donau (Austria), as well as in Branford, Princeton, Seattle and Watertown (USA). The group has been successful in creating both operational and technological synergies between the sites and geographical regions by way of organic growth and strategic acquisitions. A listing of our significant subsidiaries and their jurisdiction of incorporation is included in Exhibit 8.1 to this 20-F filing.

D.	Property, Plants and Equipment

Our headquarters are in Hamburg, Germany, where we occupy office and laboratory space. We manage further laboratories and office facilities in Göttingen, Munich and Cologne in Germany, Toulouse and Lyon in France, Abingdon and Manchester in UK, Princeton, Watertown, Branford, Seattle and Redmond in US, Verona in Italy. Manufacturing areas are available in Verona, Abingdon, Seattle and Redmond sites. Some key steps to build this facilities setup were:

●	In July 2019, we acquired Just Biotherapeutics Ltd., located in Seattle, USA (Just), including 3,410 square feet of laboratory and office space.
●	In July 2020, we acquired the Biopark by Sanofi SAS in Toulouse from Sanofi, including all land and buildings of the former Sanofi site. We also took over a second site of Sanofi in Lyon.
●	In second quarter of 2021 we acquired the Verona site from GlaxoSmithKline SpA (GSK), consisting of 36,242 square feet of laboratory and office space.

●	The establishment of a dedicated site for research and development of gene therapy-based projects in Orth/Donau, Austria, staffed with an experienced and cohesive gene therapy team, marked a significant step towards our long-term vision of becoming a fully modality-agnostic drug discovery and development company. The following table summarizes information with respect to the principal facilities leased and owned1) by us:

Area
Location	SQM total (brutto)
Germany total:	31,700
Hamburg	19,707
Göttingen	10,111
Munich	1,082
Cologne	800
US East total:	15,356
Branford	10,483
Princeton	4,111
Watertown	762
US West total:	15,487
Redmond	12,077
Seattle	3,410
UK total:	24,396
Abingdon	18,140
Alderley Park	6,256
Italy total:	36,242
Verona1)	36,242
Austria total:	1,479
Vienna	1,479
France total:	31,914
Toulouse1)	29,785
Lyon	2,129
Total	156,574

We lease an aggregate of approximately 90,500 square feet, in Europe and the United States. Our leases expire on various dates from 2022 to 2043 (indicatively).

In order to facilitate the continued growth of our company, we regularly invest in upgrading and expanding our technology and infrastructure. For example, we have made major enhancements to our technology platform with regard to the areas of translational biology, high content imaging and proteomics. Additionally, we have made our scientific operations more efficient by adding additional state-of-the-art sample management technology. We continued our investments in the expansion and development of individual locations into 2021. Our acquisition of the Biopark by Sanofi will significantly expand our capacities at the Toulouse site in the short-to-medium term. Our completion in 2020 of a new building in Göttingen will help us expand the areas of cell therapy and EVOpanOmics. In addition, we commenced the expansion of our existing campus in Abingdon, Oxfordshire, UK in 2020, to create a major integrated R&D center. We plan to build new capacities for proteomics in Munich in the next two years, and a new building for the planned iPSC center in Hamburg in the next three years.

We have completed construction of our first J.POD® facility in North America, an integral part of the J.DESIGN platform of Just—Evotec Biologics. We expect this facility will fulfil our production requirements for the coming years and strengthen our position as a major partner in drug discovery and development with pioneering technologies in the field of biologics. This new facility became operational in August 2021. In April 2021, we announced the construction of our second J.POD® facility in Toulouse.

We also continue to further upgrade and digitize our administrative tools and systems. We will continue to make capital expenditures in order to secure the further growth and scalability of our company, including €75-80 million in capital expenditure in 2022 for replacements and growth. We expect to require an additional €20-25 million of capital expenditure in 2022, respectively, for completing our first J.POD® facility in Redmond, Washington and approximately €180 million for setting up our second J.POD® facility in Toulouse, France. Planning of construction in France began in April 2021 and construction is expected to start in the second or third quarter of 2022 (supported by related funding from French authorities). The second J.POD® is expected to be completed by 2024. For facility expansions at other sites, we expect to invest €45 million to €55 million in Alderley Park and Abingdon in the UK, in Toulouse in France, in Hamburg, Göttingen and Munich in Germany, in Verona in Italy as well as in Watertown and Princeton in the US.

We plan to fund additional capital expenditure through cash on hand and debt financing.

Environmental Issues

To the best of our knowledge, currently there are no foreign, federal, state or local environmental laws, rules or regulations that will materially affect our results of operations or our position with respect to our competitors. However, we can provide no assurance of the effect that any possible future environmental laws will have on our operating results.

Item 4A.              Unresolved Staff Comments

No unresolved comments.

Item 5.                 Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this prospectus. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to discover best and first-in-class medicines for a broad range of difficult to treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated; next generation technology platforms, which we believe, will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we are able to provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes.

We generate revenue primarily through three core collaboration routes: (1) by providing our drug discovery capabilities on a fee-for-service and FTE-rate basis; (2) by receiving milestones and royalties on assets; and (3) by creating value through equity ownership in emerging, highly innovative biotechnology companies and translational academic institutional projects. Contracts with our partners can include elements of one or more of our three core collaboration routes.

We report the results of our operations in two operating segments: EVT Execute and EVT Innovate. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from the R&D activities where we typically own or co-own intellectual property with our strategic partners.

In the future, we expect EVT Innovate to generate more revenue from milestones and royalties as our pipeline assets mature. Revenue generated through our collaboration arrangements may contribute to either the EVT Execute or EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property and the stage of the project. Expenses, such as labor and material expenses, arising from the work on contracts for which the customer owns the intellectual property are recorded as cost of revenues whereas expenses arising from pursuing internal R&D activities are recorded as research and development expenses. Additionally, when entering into customer contracts and partnership agreements based on internal R&D activities, the related costs, such as labor, materials and reimbursable overhead expenses, are also recorded within cost of revenues.

For the year ended December 31, 2021, we reported €618.0 million in revenue, representing growth of 23.0% from the year ended December 31, 2020, and €215.5 million in net income, representing an increase of €209.2 million compared to the year ended December 31, 2020. We also reported Adjusted EBITDA of €107.3 million for the year ended December 31, 2021, representing an increase of €0.6 million compared to the year ended December 31, 2020. Adjusted EBITDA is a measure that is not defined under IFRS. For further information about how we calculate Adjusted EBITDA, limitations of its use and its reconciliations to comparable IFRS measures, see “–Key Performance Metrics and Non-IFRS Measures.”

Key Factors Affecting Our Results

Factors affecting our results of operations and financial condition include the factors described below.

Market Demand for External Innovation

Our financial results are impacted by our partners and customers’ needs for external innovation through collaborating or outsourcing their R&D initiatives and/or highly innovative manufacturing activities and our ability to meet those needs. We will sustain growth only if our existing partners and customers continue to rely on our expertise and capacity and if additional companies select us as their partner of choice for drug discovery and development.

For the past decade, the global pharmaceutical industry has been struggling with declining efficiency in introducing new products to the market. As a result, pharmaceutical companies of all sizes have been and continue to be under pressure to re-evaluate and adjust their business strategies, in particular by accessing innovative technologies such as artificial intelligence and machine learning and pursuing innovative treatment modalities, such as personalized medicine, cell therapy and gene therapy. New companies have been formed to specifically develop these technologies and modalities. Moreover, there is an increased focus on early prediction parameters to determine the success or failure of new drugs. In order to access innovation in a capital efficient manner, industry players increasingly rely on external sources, such as our innovation hub, for innovative R&D and manufacturing expertise and capacity.

We believe that market demand for external innovation will continue to drive demand for our assets and services, facilitate additional collaboration opportunities and potentially improve the volume and terms of partnerships that we are able to secure. We believe this trend will increase the likelihood of strategic, integrated, long-term collaborations and drive our continued growth.

Efficiency and Scientific Excellence of our own R&D Activities

Our performance is dependent not only on the market’s need for external innovation, but also on our own ability to provide innovative solutions. For this reason, investing in technologies and platforms is a core part of our strategy. In 2020 and 2021, we invested €63.9 million and €72.2 million in R&D, respectively, and we intend to continue to dedicate a significant amount of financial resources to ensuring that our offering continues to meet the industry’s needs.

For example, we are allocating a significant amount of resources to improving our EVOpanOmics and EVOpanHunter platform, our capabilities for AI-driven development of biologics and our iPSC platform. Investments in maintaining and expanding our technological leadership increases our short-term expenses while opening possibilities for future revenue growth and sustainability.

Scientific Results and Third-Party Decisions

An important pillar of our growth strategy is the shift of our business to EVT Innovate and to the generation of milestones and royalties. Our EVT Innovate pipeline currently includes more than 130 assets. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. Pipeline assets with respect to which we have the right to receive royalty or milestone payments include those that we will have initially developed and subsequently licensed or assigned to partners for continued pre-clinical and clinical development as well as those that have been initially developed by our partners and that have become the subject of a joint research project. We do not count in our pipeline candidates being developed by partners in whom we have solely an equity stake through EVOequity and no right to milestone or royalty payments with respect to their candidates in development.

Our financial results depend on the success of our partners’ clinical development of our pipeline assets, receipt of regulatory approval and commercialization. A partner may choose to end the development of a specific program for scientific or commercial reasons and we typically have no ability to influence such decisions, which may be driven by factors such as pipeline prioritization and the ability to obtain additional required capital. Our future financial results therefore depend, in part, on the judgment and financial health of our partners. We mitigate this risk through diversification in our portfolio.

To the extent that our pipeline assets are recognized on our balance sheet in line with IFRS requirements, impairments directly affecting our results of operations may occur if our expectations for future cash flows change significantly. This may be due to our partners’ decision to discontinue a program for scientific or commercial reasons, or their inability to obtain adequate funding.

Revenue Mix and Gross Margin

We generate revenue either from fee-for-service and/or FTE-rates based contracts, by receiving milestones and royalties on assets or any combination thereof. Revenues can be further differentiated based on our technologies and platforms. Changes in the allocation of revenues between contract types and technologies mainly affect our cost of sales, gross profit and gross margin.

In each of the year ended December 31, 2020 and the year ended December 31, 2021, 79% and 76% of our third-party revenues were derived from EVT Execute, which mainly includes fee-for-service and FTE-rates based revenues. In the mid- to long-term, we are focused on generating an increasing share of our revenues from milestones and royalties on our assets. In some cases, especially in our EVT Innovate segment, we enter into contracts with short-term lower FTE rates in exchange for higher financial upside through future milestone or royalty payments. Our strategy is to share the risk and reward and collaborate our assets as early as possible in the preclinical or development process to generate subsequently substantial medium-term revenues from FTE-based research payments and development milestone payments and long-term revenues from sales milestones and royalties. In the initial discovery and development stage, we do not earn any revenue from these arrangements. In the long-term, however, we expect our gross margin to improve since no significant expenses will be incurred in relation to milestones and royalties because our partners typically absorb the costs of clinical development and commercialization.

Additionally, we have invested in our biologics manufacturing facilities (J.POD®), which, once at full operational capacity, we expect to generate higher gross margins than our existing business.

Acquisitions and Disposals

Strategic acquisitions are part of our strategy for growth and strengthening our competitive position. We continually evaluate the market for attractive opportunities that are accretive to our business. We typically acquire companies that expand our value chain through access to new technologies or additional capacity, extend our offering and value chain, provide access to new customers or allow for extension of our geographical reach.

In July 2019, we completed the acquisition of Just Biotherapeutics, Inc., a U.S.-based technology company that integrates the design, development and manufacturing of biologics. The total consideration was €51.1 million in cash, increased by a possible performance-based component (earn-out) as contingent consideration valued at €3.9 million in cash as of the acquisition date.

In July 2020, we acquired from Sanofi “Biopark by Sanofi,” a real estate company owning and managing the Toulouse site where we had been the major tenant since acquiring Sanofi’s Toulouse-based scientific operations in 2015. The transaction included the transfer of a team of facility-related employees to us, who continue to manage the site. The acquired land and buildings secure additional capacity and flexibility for long-term growth of our operations in Toulouse, France. In April 2021, we announced the planned construction of our second J.POD® facility on the acquired land.

In addition, we have acquired, and may continue to acquire minority stakes in early-stage development companies through our EVOequity program, which is described in further detail under Item 4 of this annual report. These companies can either be entities with no prior relationship to spinouts or us from our other programs, such as our BRIDGEs program. The related transactions may result in significant influence over the acquired entity in line with the IFRS definition presented in IAS 28 (generally 20% or more of voting rights) and therefore require us to account for these investments using the equity method. In this case, in addition to the balance sheet impact, our share of the investee’s profit or loss will affect our results of operations under “share of the result of associates accounted for using the equity method,” but will have no effect on our Adjusted EBITDA. Fair value adjustments of our equity investments that are not accounted for using the equity method also affect our results of operations from time to time. For example, during the year ended December 31, 2021, we recognized €225.4 million from a measurement gain from our investment in Exscientia Ltd. Fair value adjustments of a similar magnitude may or may not occur in the future.

Foreign Currency Exchange Rates

Due to our international business operations, we are subject to both foreign exchange transaction and translation risks. Our reporting currency is the Euro; however, we also incur revenues and expenses in U.S. dollar and pound sterling. Other currencies are of less relevance.

Transactional risk arises when we and our subsidiaries execute transactions in a currency other than our respective functional currency. Our principal exposure to translation effects relates to pound sterling and the U.S. dollar. In 2019, 39% and 14% of our revenue and 9% and 26% of our cost of revenue was in U.S. dollars and pound sterling, respectively. In 2020, 45% and 14% of our revenue and 17% and 24% of our cost of revenue was in U.S. dollars and pound sterling, respectively. In 2021, 50% and 12% of our revenue and 22% and 20% of our cost of revenue was in U.S. dollars and pound sterling, respectively.

Where we are unable to match sales received in a foreign currency with expenses paid in the same currency, our results of operations are affected by currency exchange rate fluctuations. We also use derivatives such as currency futures and swaps to mitigate foreign exchange risk.

R&D Tax Credits

We receive R&D tax credits for qualifying research related expenses in France, the United Kingdom, Italy and Germany. The credits are recognized under other operating income. These credits amounted to €32.0 million in 2021 as compared to €25.3 million in 2020.

In general, the R&D tax credit policies in the countries where we operate have been stable in recent years, with some countries expanding their R&D tax credit policies to our benefit. However, there have been recent changes to Italy’s policies that significantly reduced our allowance in 2020. Due to changes to Italian tax laws, a new tax credit was granted in Italy for which we are eligible starting from June 2021. Further changes or full or partial expirations of these programs may affect our future financial performance.

COVID-19 Pandemic

As of the date of this annual report, the COVID-19 pandemic has had limited adverse impact on our financial results. Overall, in 2021, we exceeded our revenue target. During the year ended December 31, 2021, our milestone payments increased by €32.4 million when compared to the same period in the previous year. Furthermore, the introduction of temporary shiftwork resulted in fewer billable hours and we incurred minor costs related to protective equipment, such as the provision of masks or rapid tests. However, decreases in certain project-related costs from reduced spending on travel, training and conferences, have substantially offset any of the negative impact on our Adjusted EBITDA. The 2021 achievements contain a similar level of COVID-related impacts as in the previous year, with no adverse effect on demand and no severe disruptions either in business operations or in supply chain.

The COVID-19 pandemic stimulated growth in the pharmaceutical and biotechnology sectors, which in turn benefits our company. Like other companies in our industry, we are contributing to combat COVID-19 through a number of activities. For example, in July 2020, our wholly-owned subsidiary Just— Evotec Biologics received an order from the U.S. Department of Defense for the development and manufacture of monoclonal antibodies (mAbs) for the treatment and prevention of COVID-19. In late December 2021, Evotec received a € 7.5 million grant from the German Federal Ministry of Education and Research for the development of a therapeutic against COVID-19.

As the COVID-19 pandemic continues, we may remain exposed to the changes and expenses outlined above or face challenges to our business. For more information, see “Risk Factors—Risks related to the COVID-19 pandemic.”

Components of Results of Operations

Revenues

Revenues consists mainly of service fees and FTE-based research payments.

We maintain a large portfolio of partnered pipeline assets generating revenues from upfront and milestone payments as well as a number of unpartnered pipeline assets that we are progressing for future collaborating. We expect the relative share of revenues from milestones and royalties as a percentage of total revenue to increase as our pipeline matures.

Costs of Revenue

Costs of revenue includes the cost of personnel directly associated with revenue generating projects, facilities and overhead used to directly support those projects, and outsourced services used and materials consumed in the provision of the products or services as well as amortization and depreciation.

R&D Expenses

Our R&D expenses comprise expenses incurred in connection with our in-house discovery platforms and developing new unpartnered pipeline assets as well as overhead expenses for both our partnered and unpartnered R&D projects.

We receive grants and funding from government authorities as well as private foundations for the support of some selected R&D projects. These grants are linked to projects and are recognized as a reduction mainly of R&D expenses when they are received.

We expense our research activities as incurred. Due to the high uncertainty associated with early-stage development activities in the pharmaceutical sector, the precondition for the capitalization of development expenses as outlined in IAS 38 is generally not satisfied. Therefore, we have not capitalized internally generated development costs to date.

R&D projects that are acquired in a business combination are capitalized at fair value when those R&D projects are expected to generate probable future economic benefits to our business. R&D costs acquired in a business combination are not amortized until they are sustainably generating benefits.

We expect R&D expenses to increase continuously for the near future as our current pipeline progresses and we develop new pipeline assets.

Selling, General and Administrative Expenses

Our selling expenses mainly consist of personnel costs (including share-based compensation), social security, travel costs and consultancy expenses of our business development team. General and administrative expenses primarily consist of personnel related costs (including share-based compensation) for procurement and logistics, finance, legal, human resources, information technology, investor relations, risk management and other administrative functions, professional fees, accounting and legal services and facility costs related to space used by the support functions. These costs relate to the day-to-day administrative operation of the business and are unrelated to the R&D of any individual asset.

Impairment of Intangible Assets and Goodwill

Impairment of intangible assets and impairment of goodwill consist of the losses resulting from the differences between the carrying amount of related assets and their recoverable amount, which is the higher of the asset’s fair value less cost to sell or value in use. An impairment of goodwill may occur in case the expected performance of the underlying cash-generating unit falls below the expectation at the time of the acquisition of the relevant business. Impairments of intangible assets typically occur when scientific programs do not meet expectations in terms of scientific results or timelines for partnering, thereby impacting expectations for future cash flows.

Other Operating Income

Other operating income mainly consists of tax credits received from tax incentive programs in the context of qualifying R&D expenses in different jurisdictions and refunds from third parties for cost charges.

Tax credits can regularly be offset partially or fully from tax payments to fiscal authorities. We account for income from such R&D tax credit programs as other operating income instead of offsetting them from income tax expenses.

In addition, we recharge current costs incurred at the Toulouse and ID Lyon sites to Sanofi in connection to our agreements signed in 2015 and 2018, respectively. The Toulouse agreement ended in March 2020, while the ID Lyon agreement will continue until June 2023. The Toulouse site agreement included the reimbursement of certain costs related to administrative expenses and rent expenses, which were recognized under other operating expenses.

For the Lyon site agreement, Sanofi agreed to license to us most of its infectious disease research and early-stage development portfolio and transfer its operational infectious disease research unit to us, in addition to providing significant mid-term funding to ensure support and progression of the portfolio for which it retained certain option rights on the development, manufacturing, and commercialization of anti-infective products. We recognize these amounts in other operating income when they are a direct reimbursement of costs. There is no underlying direct exchange of these services for this income and therefore a recognition as revenue is not suitable. The related expenses are recognized under R&D expenses.

Other Operating Expenses

Our current other operating expenses mainly consist of the expenses that we recharge to our partners for specific projects, such as the Toulouse and ID Lyon agreement. These expenses include facility costs, consultancy expenses, personnel costs and incidental wage costs; outsourced services, materials consumed and depreciation. The related income is recognized under other operating income.

Interest Income and Expenses

Interest income consists of interest accrued or paid on cash deposits and short-term investments as well as other financial instruments.

Interest expenses consist primarily of interest from our Euro denominated short term and long terms loans and promissory notes. A small portion of our finance expenses are related to interest expense on our revolving credits, which we utilize at certain points in the year as needed. Interest expenses also arise from our lease obligations according to IFRS 16 as well as for the unwind of discounts of our earn-out liabilities.

Measurement result from Investments

Our measurement result from investments includes fair value adjustments for investments measured in accordance with IFRS 9.

Share of the Result of Associates Accounted for Using the Equity Method

Share of the result of associates accounted for using the equity method consists of our participation in the profits or losses generated as well as fair value differences where applicable.

Foreign Currency Exchange Gain (Loss), Net

Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the U.S. dollar, pound sterling and the Euro. A strengthening/weakening of these currencies as compared to each other and against other currencies, leads to foreign currency exchange gains or losses in our consolidated income statement.

Tax Income (Expense)

Tax income (expense) represents the tax charge or credit on our profit or loss for the year and includes both current and deferred taxation. Tax income (expense) is recognized in the income statement unless it relates to items recognized directly in equity, when it is recognized through the statement of comprehensive income. Deferred tax income (expense) consists of the tax impact of tax loss carryforwards and temporary differences. In the future, we expect to continue to benefit from certain tax loss carryforwards as we have incurred negative income in certain group entities including Evotec SE in the past, which is discussed in more detail under “Result of Operations—Income and deferred taxes” below. We expect our income taxes to continue to increase on an absolute Euro basis as we continue to grow.

Result of Operations

For a discussion of (i) our results of operations, including selected segment information, for the year ended December 31, 2020, including a year-over-year comparison between 2020 and 2019, and (ii) our liquidity and capital resources for the years ended December 31, 2020 and December 31, 2019, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus filed pursuant to Rule 424(b)(4) ) (Registration Number 333-260143) on November 5, 2021.

The following table summarizes our consolidated statements of operations for each period presented:

	Years Ended December 31,
	2021	2020*	2019*
(In € thousands)
Revenues	€618,034	€500,924	€446,437
Costs of revenue	(466,491)	(375,181)	(313,546)
Gross profit	151,543	125,743	132,891
Research and development expenses	(72,200)	(63,945)	(58,432)
Selling, general and administrative expenses	(105,445)	(77,205)	(66,433)
Impairment of intangible assets	(683)	(3,244)	(10,272)
Impairment of goodwill	—	—	(1,647)
Other operating income	73,472	72,175	76,498
Other operating expenses	(5,691)	(4,968)	(9,898)
Operating income	40,996	48,556	62,707
Interest income	2,272	1,339	2,232
Interest expense	(9,254)	(8,465)	(7,456)
Measurement result from investments	223,791	1,500	80
Share of the result of associates accounted for using the equity method	(16,570)	(10,434)	(2,210)
Impairment of financial assets	(11,863)	—	—
Other income from financial assets	24	70	32
Other expense from financial assets	(198)	(43)	—
Foreign currency exchange gain (loss), net	7,843	(6,935)	1,220
Other non-operating income	84	683	234
Other non-operating expense	(145)	(431)	(164)
Income before taxes	236,980	25,840	56,675
Current tax expense	(16,404)	(12,065)	(12,628)
Deferred tax expense	(5,066)	(7,497)	(6,735)
Net income	€215,510	€6,278	€37,312

* Restated for the impacts of the IFRIC final agenda decisions of April 2021 of benefits to periods of service (IAS 19)

Revenues

Revenues increased by €117.1 million, or 23%, from €500.9 million in 2020 to €618.0 million in 2021. The increase is mainly due to the organic growth of our ongoing business from fee-for-service and FTE-rate based research services of €74.7 million, milestone revenues of €32.4 million and recharges of materials of €14.2 million. This increase was partially offset by a foreign exchange loss for €9.2 million.

Revenues from milestone and license payments increased by €32.4 million, or 189%, from €17.1 million in 2020 to €49.5 million in 2021 primarily due to the realization of milestone revenues in our BMS collaboration in September and October of 2021 and in our Takeda collaboration in November and December 2021.

Revenues from recharges of materials were €36.0 million and €21.8 million for the years ended December 31, 2021 and 2020, respectively.

Total revenues in the EVT Execute segment increased by €100.3 million, or 20%, from €509.9 million in 2020 to €610.2 million in 2021. In particular, EVT Execute revenues from external customers increased by €77.0 million due to strong performance in fee-for-service and FTE revenue business, including an increase in revenues of €26.8 million by the pharmaceutical and pre-clinical services and €13.6 million from Just – Evotec Biologics. Revenue from external customers includes revenues from recharges of materials of €34.1 million in 2021 compared to €20.7 million in 2020. The increase in intersegment revenues amounted to €23.3 million (revenues for services performed by EVT Execute for projects accounted for within EVT Innovate) which totaled €139.1 million and €115.8 million in 2021 and 2020, respectively. The 20% increase in intersegment revenues resulted from the support of EVT Innovate’s growth in external collaborations as well as internal R&D projects. Milestone revenues amounted to €4.2 million and €5.1 million for 2021 and 2020, respectively.

Revenues in the EVT Innovate segment increased by €40.2 million, or 38%, from €106.8 million in 2020 to €147.0 million in 2021 primarily as a result of milestone revenues. Milestone achievements in the EVT Innovative segment increased from €12.0 million in 2020 to €45.2 million in 2021, due to three BMS neuro-related milestones aggregating €35.0 million and three Takeda mRNA related milestones aggregating €6.6 million. Revenue from fee-for-service and FTE-rate based research services increased by €5.9 million, or 6%, from €93.6 million in 2020 to €99.4 million in 2021.

Costs of Revenue

Costs of revenue increased by €91.3 million, or 24.3%, from €375.2 million in 2020 to €466.5 million in 2021. The increase in Costs of revenue is mainly volume-driven and due to capacity build-up of the J.POD® 1 US facility in Redmond, Washington. Gross margin decreased to 24.5% in 2021 from 25.1% in 2020 primarily in connection with start-up costs for the J.POD® 1 US facility, negative effects from foreign exchange rate fluctuations in the amount of €8.4 million and the end of payments from Sanofi for the Toulouse site which contributed €8.6 million during the first quarter of 2020. Higher milestone revenues reduced the decrease in gross margin.

Costs of revenue in the EVT Execute segment increased by €99.7 million, or 26.0%, from €382.9 million in 2020 to €482.6 million in 2021. Gross margin decreased from 24.9% for 2020 to 20.9% for 2021. The gross margin in 2021 was mainly a result of the capacity build-up prior to the start of J.POD® 1 US, the loss of Sanofi revenues for the Toulouse site and adverse foreign exchange movements.

Costs of revenue in the EVT Innovate segment increased by €12.8 million, or 13.1%, from €97.6 million in 2020 to €110.4 million as a result of higher expenses for certain collaborations as well as license fees to partners. The gross profit in 2021 was significantly impacted by the €45.2 million in milestone payments received which resulted in an increased Gross margin of 24.9% in 2021 compared to 8.6% in 2020.

R&D Expenses

R&D expenses increased by €8.3 million, or 12.9%, from €63.9 million in 2020 to €72.2 million in 2021, primarily as a result of higher expenses for proprietary EVT innovative projects, including QRBeta. Proprietary innovative projects expenses increased from €51.0 million in 2020 to €61.5 million in 2021 and accounted for 85.2% and 79.7% of total R&D expenses for the years ended December 31, 2021 and 2020, respectively. Platform R&D expenses that can be attributed to EVT Execute decreased from €3.6 million in 2020 to €2.5 million in 2021. Indirect expenses (consisting of overhead expenses not specifically allocated to projects) decreased from €9.3 million in 2020 to €8.1 million in 2021. Indirect expenses represented 11.3% and 14.6% of the total R&D expenses for the years ended December 31, 2021 and 2020, respectively.

The following table presents our R&D expenses by category for the periods shown:

	Years Ended December 31,
(In € thousands)	2021	2020	2019
Neuroscience & Pain	(9,352)	(7,504)	(6,636)
Oncology	(9,352)	(7,773)	(9,462)
Metabolic Diseases	(9,309)	(8,767)	(11,058)
Inflammation & Immunology	—	—	(133)
Virology	(3,597)	(3,938)	(8,171)
Anti-Bacterial	(7,417)	(9,551)	(9,866)
Global Health	(849)	(1,675)	(2,082)
Innovate Platform R&D	(21,660)	(11,766)	(2,628)
Total Proprietary innovative projects expenses	(61,536)	(50,974)	(50,035)
Biologics	(572)	(2,693)	(1,440)
Gene Therapy	(941)	—	—
Other	(1,015)	(943)	(553)
Platform R&D expenses	(2,528)	(3,636)	(1,993)
Overhead expenses	(8,136)	(9,335)	(6,403)
Total R&D expenses	(72,200)	(63,945)	(58,432)
thereof:
Partnered R&D expenses	(14,083)	(17,504)	(20,955)
Unpartnered R&D expenses	(58,117)	(46,441)	(37,477)

Unpartnered R&D expenses increased by €11.7 million, or 25.1%, from €46.4 million in 2020 to €58.1 million in 2021. The increase is mainly due to the increased research investments into IPSC projects (Neuroscience), EVOcells (Oncology), QRbeta, EVOPanHunter projects and several other platform projects of EVT Innovate.

R&D expenses for partnered assets declined from €17.5 million in 2020 to €14.1 million in 2021 as the portion of projects in bacterial infections and global health funded by partners decreased in comparison to the prior year period. Partnered R&D expenses are fully assigned to EVT Innovate and refunds by our research partners in respect of such expenses are recorded under other operating income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) increased by €28.2 million, or 37%, from €77.2 million in 2020 to €105.4 million in 2021, primarily due to higher personnel related expenses. Personnel related expenses increased by €21.1 million in 2021 from €44.2 million in 2020 to €65.3 million in 2021, mainly due to continued growth in employee headcount in all areas of the enabling functions including the build-up of J.POD® 1 US and J.POD® EU. Consultancy costs increased by €4.0 million, from €8.1 million in 2020 to €12.1 million in 2021, mainly due to the costs related to the public listing in the United States, ERP integration and other strategic projects. Audit, audit-related and tax consultancy fees increased by €4.1 million, from €1.0 million in 2020 to €5.1 million in 2021 and Insurance costs by €1.7 million from €2.0 million to €3.7 million, both because of the public listing in the United States. Furthermore, IT and license costs increased by €1.7 million from €6.0 million in 2020 to €7.7 million in 2021, due to significant investments in IT systems with related license costs.

The increase was partially offset by a decrease in costs from acquisitions of €6.6 million from €6.7 million in 2020 to nearly €0.1 million in 2021. The acquisition related costs in 2020 were due to acquisitions of Just—Evotec Biologics (July 2019), Evotec GT (April 2020) and Biopark by Sanofi SAS (July 2020). In 2021 SG&A costs of these integrated new entities were not separately traded.

Impairment of Intangible Assets and Goodwill

Impairment of intangible assets decreased by €2.6 million, or 78.9%, from €3.2 million in 2020 to €0.7 million in 2021. Impairment losses of €0.7 million in 2021 were as a result of reduced pre-clinical activity related to DG070, a R&D project developed in the EVT Innovate segment which previously had been acquired. In 2020, rights and licenses were impaired in the amount of €3.2 million. This concerned the rights to future sales of Haplogen GmbH, Vienna, as the company lost a significant financing partner, so that the further development of the underlying projects was no longer assured. Impairment losses for both years were all allocated to the EVT Innovate segment.

There was no impairment losses from goodwill in either 2021 or in 2020.

Other Operating Income

Other operating income increased by €1.3 million, or 1.8%, from €72.2 million in 2020 to €73.5 million in 2021. This increase was primarily due to higher R&D tax credits accounted for in 2021 in the amount €32.0 million as compared to €25.3 million recorded in 2020 driven by a higher volume of eligible projects in France in 2021 and the new R&D tax credit scheme which Aptuit Verona site is eligible for in Italy from June 2021 onwards. Furthermore, the increase was due to the fair value adjustments made for the earn-out of Just in the amount of €2.6 million compared to €1.2 million in 2020.

This favorable variance was partly offset by a decrease totaling €8.0 million in reimbursement from Sanofi. Cost reimbursement from Sanofi for the ID Lyon site amounted to €35.8 million in 2021 compared to €39.8 million in 2020 due to reduced project spend in the areas of bacterial infections and global health. Cost reimbursement from Sanofi for the Toulouse site decreased to €0.4 million in 2021 compared to €4.7 million in 2020 because of the expiration of the site-related agreement in March 2020.

Other Operating Expenses

Other operating expenses increased by €0.7 million, or 14.6%, from €5.0 million in 2020 to €5.7 million in 2021 and resulted mainly from other accruals.

Interest Income

Interest income increased by €0.9 million, or 69.7%, from €1.3 million in 2020 to €2.3 million in 2021. This increase is due to the higher overall cash position, in particular after our US listing of ADSs from November 2021 as well as interest income earned in convertible loans provided to equity investments.

Interest Expense

Interest expense increased by €0.8 million, or 9.3%, from €8.5 million in 2020 to €9.3 million in 2021 due to a higher volume of long-term bank loans used in 2021 of € 0.3 million, a revaluation of interest rate swaps as a result of the interest yield curve of € 1.0 million and an increase in interest expense from lease liabilities of € 0.6 million. This was partly off-set by capitalized interest for the J.POD® construction loan of € 1.2 million.

Measurement result from Investments

Measurement result from investments increased by €222.3 million, from €1.5 million in 2020 to €223.8 million in 2021 mainly due to the fair value increase of our investment in Exscientia Ltd. Exscientia Ltd. completed two significant financing rounds in the first half of 2021, in which Evotec did not participate. As a consequence of the dilution of our ownership percentage from 20.23% to 14.84%, the investment in Exscientia Ltd. is no longer accounted for using the equity method but is measured at fair value in accordance with IFRS 9. This change in accounting resulted in a fair value adjustment of €116.1 million. Another fair value adjustment of €131.1 million resulted from the initial public offering of Exscientia Ltd. in the United States on September 30, 2021. Again Evotec did not participate in this financing. The total fair value increase was reduced by €21.8 million due to share price volatility and foreign exchange rate impacts at year end. The review of investments resulted in a fair value adjustment of Leon Nanodrugs GmbH in the amount of €2.0 million). In addition, a measurement gain of €0.4 million was recorded for our investment in CureXsys GmbH.

Share of the Result of Associates Accounted for using the Equity Method

Share of the result of associates accounted for using the equity method increased by €18.0 million, or 191.8%, from €10.4 million in 2020 to €28.4 million in 2021, reducing net income in both years. This increase was primarily due to increased net losses from several equity participations in the amount of €16.6 million. In addition, the review of equity participations resulted in an Impairment of investments using the equity method of €11.9 million, consisting of Celmatix Inc. in the amount of €7.4 million, Eternygen GmbH in the amount of €2.3 million and Facio Therapies in the amount of €2.2 million.

Foreign Currency Exchange Gain (Loss), net

Foreign currency exchange gains were €7.8 million in 2021 and foreign currency exchange losses were €6.9 million in 2020. The change in foreign exchange gains and losses in 2021 was a result of the increasing U.S. dollar and pound sterling exchange rates against the Euro by approximately 8% and 7%, respectively, through the year.

Income and Deferred Taxes

Income and deferred tax expense increased to €22.2 million for the year ended December 31, 2021 compared to €19.6 million for the year ended December 31, 2020 primarily due to higher current tax expenses. Income taxes increased with the improved profitability from €12.1 million in 2020 to €16.7 million in 2021. Deferred taxes decreased from €7.5 million in 2020 to €5.5 million in 2021.

The decrease in the effective tax rate between 2021 and 2020 is mainly impacted by the successful initial public offering of Exscientia Ltd. in the United States. Exscientia Ltd. was accounted for using the equity method and moved to investments in 2021. The value uplift resulted in significant tax free income in 2021. Taxable income not recognized in income before tax in 2020 was generated from revealing hidden reserves by contribution-in-kind of certain intangible assets.

We recognize deferred tax assets to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused carry forward tax losses and unused tax credits can be utilized. This judgment is made annually and based on budgets and business plans.

Operating Results by Segments

The following tables detail our segment Revenues and Operating income for the years ended December 31, 2021, 2020 and 2019 for each segment:

	Year ended December 31, 2021
			Intersegment
(In € thousands)	EVT Execute	EVT Innovate	elimination	Evotec Group
Revenues	610,168	146,982	(139,116)	618,034
Operating income (loss)	63,109	(22,113)	—	40,996

	Year ended December 31, 2020
			Intersegment
(In € thousands)	EVT Execute	EVT Innovate	elimination	Evotec Group
Revenues	509,870	106,830	(115,776)	500,924
Operating income (loss)	77,361	(28,805)	—	48,556

	Year ended December 31, 2019
			Intersegment
(In € thousands)	EVT Execute	EVT Innovate	elimination	Evotec Group
Revenues	434,064	95,071	(82,698)	446,437
Operating income (loss)	76,920	(14,213)	—	62,707

For a segment revenue analysis see “—Revenues.”

Segment operating income in the EVT Execute segment decreased by €14.3 million, or 18%, from €77.4 million for the year ended December 31, 2020 to €63.1 million for the year ended December 31, 2021. Gross profit amounted to €127.6 million and remained at a similar level to previous year (€126.9 million). The business growth did not result in a higher gross profit due to significant start-up costs for the J.POD® 1 US facility, negative effects from foreign exchange rate fluctuations and the end of payments from Sanofi for the Toulouse site, which contributed €7.5 million in 2020. Selling, general administrative expenses amounted to €84.0 million and increased by €22.2 million primarily due to higher personnel related expenses, IT expenses and consultancy expenses, also in connection with the US listing. R&D expenses decreased from €4.4 million in 2020 to €2.9 million in 2021. In addition, Other operating income increased by €5.9 million and Other operating expenses increased by €0.1 million (net increase of €5.8 million), both primarily impacted by the expiration in March 2020 of an agreement with Sanofi in relation to the Toulouse site that included the reimbursement of certain costs, but more than off-set by higher R&D tax credits in France and Italy.

Segment operating loss in the EVT Innovate segment decreased by €6.7 million, or 23%, from €(28.8) million for the year ended December 31, 2020 to €(22.1) million for the year ended December 31, 2021, primarily as a result of a €27.4 million increase in gross profit driven by higher milestone and license revenues. Furthermore, R&D expenses increased by €12.0 million primarily due to higher platform R&D expenses for proprietary innovative projects. Selling, general administrative expenses increased by €6.1 million, mainly due to higher personnel and related expenses. Other operating income and expenses (net) decreased by €5.2 million as a result of reduced reimbursements from Sanofi related to ID Lyon. Impairment of intangible assets decreased by €2.6 million. Impairment losses amounted to €0.7 million in 2021 and were as a result of reduced pre-clinical activity related to DG070, a R&D project developed in the EVT Innovate segment which was acquired in previous years. Impairment losses in 2020 amounted to €3.2 million and related to rights to future share in revenues of Haplogen GmbH, Vienna.

The following table provides the reconciliation of segment Operating income (loss) to Segment Adjusted EBITDA for the periods presented below:

	Year ended December 31, 2021		Year ended December 31, 2020 (1)		Year ended December 31, 2019 (1)
	EVT	EVT	EVT	EVT	EVT	EVT
(In € thousands)	Execute	Innovate	Execute	Innovate	Execute	Innovate
Operating income (loss)	63,109	(22,113)	77,361	(28,806)	76,920	(14,213)
Depreciation of tangible assets	51,687	3,909	39,332	2,791	33,589	2,867
Amortization of intangible assets	11,930	82	13,654	283	12,111	238
EBITDA	126,726	(18,122)	130,347	(25,732)	122,620	(11,108)
Impairment of intangible assets	—	683	—	3,244	—	10,272
Impairment of goodwill	—	—	—	—	—	1,647
Change in contingent consideration (earn-out)	(1,934)	(83)	(1,034)	(172)	—	(175)
Segment Adjusted EBITDA	124,792	(17,522)	129,314	(22,660)	122,620	636
(1)	2019 and 2020 restated for IAS 19.

The following tables detail our Segment Adjusted EBITDA for the years ended December 31, 2021, 2020 and 2019 for each segment:

	Year ended December 31, 2021
(In € thousands)	EVT Execute	EVT Innovate	Evotec Group
Segment Adjusted EBITDA (1)	124,792	(17,522)	107,270

	Year ended December 31, 2020 (2)
(In € thousands)	EVT Execute	EVT Innovate	Evotec Group
Segment Adjusted EBITDA (1)	129,314	(22,660)	106,654

	Year ended December 31, 2019 (2)
(In € thousands)	EVT Execute	EVT Innovate	Evotec Group
Segment Adjusted EBITDA (1)	122,620	636	123,256

(1)	Segment Adjusted EBITDA is a non-GAAP measure and is defined as segment operating income adjusted for depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets and change in contingent consideration (earn-out). For a reconciliation of Adjusted EBITDA to net income (loss) on a group level see “—Key Performance Metrics and Non-IFRS Measures—Adjusted EBITDA. Segment Adjusted EBITDA is reconciled to segment operating income because certain items, including taxes and interest, are only accounted for on a group-wide basis and cannot be tracked on a segment basis. Segment operating income/(loss) is the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB.
(2)	2019 and 2020 restated for IAS 19.

Segment Adjusted EBITDA in the EVT Execute segment decreased by €4.5 million, or 3%, from €129.3 million in 2020 to €124.8 million in 2021, primarily as a result of an increase in Selling, general administrative expenses of € 22.2 million supporting the general business growth and the US listing process. This was partly off-set by a higher gross profit excluding depreciation and a higher other operating income as described in the paragraph Operating result by segments above.

Segment Adjusted EBITDA in the EVT Innovate segment increased by €5.2 million, from €(22.7) million in 2020 to €(17.5) million in 2021, primarily as a result of a €27.4 million increase in gross profit driven by higher milestone and license revenues. This was partly off-set by higher investments in R&D activities, Selling, general administrative expenses a lower Other operating income as described in the paragraph Operating Result by segments.

In 2021, we implemented changes to our internal management reporting and now allocate amounts for recharges to the segments. We made retrospective adjustment to our segment results for the year 2020 and 2019.

Key Performance Metrics and Non-IFRS Measures

We review a number of key performance metrics and non-IFRS measures to assess the progress of our business, make decisions about where to allocate time and investments and assess the near-term and longer-term performance of our business. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. The following table sets forth these metrics as of and for the periods presented:

	Years Ended December 31,
	2021	2020	2019

	(In thousands, except number of customers, number of customers > €1 million revenue, repeat business)
Revenues	€618,034	€500,924	€446,437
Unpartnered R&D expenses	€(58,117)	€(46,441)	€(37,477)
Net income	€215,510	€6,278	€37,312
Adjusted EBITDA	€107,270	€106,654	€123,256
Number of customers	842	829	769
Number of customers > €1 million revenue	97	86	79
Annual repeat business	91%	90%	92%

Revenues

We recognize revenues in line with the requirements of IFRS 15: “Revenues from Contracts with Customers.” Our revenues were €618.0 million and €500.9 million in 2021 and 2020, respectively.

Unpartnered R&D Expenses

We distinguish between partnered and unpartnered R&D. Partnered R&D is where we bear the expenses and are refunded by our partners. Unpartnered R&D is conducted at our own expense, and if successful, we collaborate such projects through our EVOequity program. We consider unpartnered R&D a measure of our investment in future potential EVT Innovate projects.

Our unpartnered R&D expenses were €58.1 million and €46.4 million in 2021 and 2020, respectively.

Net Income

Our net income increased by €209.2 million, or 3,333%, from €6.3 million in 2020 to €215.5 million in 2021. This increase mainly resulted from the increase in other income from long-term investments in the amount of €223.8 million.

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results and change in contingent consideration (earn-out).

Adjusted EBITDA is a non-IFRS measures presented as a supplemental measure of our performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance. Adjusted EBITDA is presented because it is a key metric used by our Management Board to assess our financial performance. Management believes Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. Our definition of this non-IFRS financial measure may not be comparable to similarly titled measures of other companies, thereby, reducing the usefulness of our Adjusted EBITDA as a tool for comparison.

Adjusted EBITDA increased by €0.6 million, or 1%, from €106.7 million in 2020 to €107.3 million in 2021. Gross profit increased by €27.4 million mainly due to increased profits from Milestone revenues. Furthermore, R&D expenses increased in 2021 when compared to 2020 by €8.3 million. SG&A increased substantially by €28.2 million, or 37%, from 77.2 million in 2020 to €105.4 million in 2021 mainly due to the overall SG&A staff increase across all disciplines.

The following table provides the reconciliation of net income to Adjusted EBITDA for the periods presented below:

	Years Ended December 31,
(In € thousands)	2021	2020 (1)	2019 (1)
Net income	215,510	6,278	37,312
Interest expense (net)	6,982	7,126	5,224
Tax expense	21,470	19,562	19,363
Depreciation of intangible assets	55,596	42,123	36,456
Amortization of intangible assets	12,012	13,937	12,349
EBITDA	311,570	89,026	110,704
Impairment of intangible assets	683	3,244	10,272
Impairment of goodwill	—	—	1,647
Measurement result from investment	(223,791)	(1,500)	(80)
Share of loss of associates accounted for using the equity method	28,433	10,434	2,210
Other income from financial assets, net	174	(27)	(32)
Foreign currency exchange (loss) gain, net	(7,843)	6,935	(1,220)
Other non-operating income, net	61	(252)	(70)
Change in contingent consideration (earn-out)	(2,017)	(1,206)	(175)
Adjusted EBITDA	107,270	106,654	123,256
(1)	2019 and 2020 restated for IAS 19.

Number of Customers

Our number of customers increased slightly from 829 in 2020 to 842 in 2021. An entity with multiple subsidiaries, segments, or divisions is defined and counted as a single customer, even if we have separate agreements with multiple subsidiaries, segments, or divisions that are part of the same entity.

Number of Customers Who Contributed More Than €1 million to Our Revenue

The number of customers who contributed more than €1 million to our revenue were 97 and 86 in 2021 and 2020, respectively.

Our largest customers by revenues, Bristol Meyer Squibb (BMS), Merck and Sanofi, collectively accounted for 25% of revenues from contracts with customers in 2021. In 2020, BMS, Merck and Sanofi were also our largest customers by revenue, together contributing 24% to our revenues. The percentage of our revenues generated from our three largest customers remained relatively consistent.

Repeat Business

We define annual repeat business as the percentage of revenues with customers who have purchased products and services from us at least once in both the current year and the previous year. We review repeat business on a yearly basis. Repeat business was 91% and 90% in 2021 and 2020, respectively. We believe our significant amount of repeat business is primarily due to our ability to achieve success and high satisfaction of our partners and customers. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

B.	Liquidity and Capital Resources

We have historically funded our operations primarily through cash received in the ongoing operation of our business, from equity financing through private placements, and from the issuance of promissory notes or the incurrence of bank debt. On November 8 2021, we closed our public offering of ADSs, which resulted in net proceeds to us of €403.1 million. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to maintaining principal flexibility, liquidity and capital preservation, and consist primarily of cash in banks and on hand, fixed deposits and short-term deposits with an original maturity of three months or less. As of December 31, 2021, we had cash and cash equivalents of €699.3 million and short-term investments (corporate bonds and time deposits with maturities less than three months) of €158.9 million. As of December 31, 2021, 80% of our cash, cash equivalents and investments were held in Germany, of which 38%, 58% and 4% were in Euros, U.S. dollars and pound sterling, respectively. 20% of our cash, cash equivalents and investments were held outside of Germany, of which 69% were held in France and Italy, mainly in Euros and U.S. dollars, 23% were held in the United Kingdom mainly in pound sterling, 7% in the United States, mainly in U.S. dollars and 0% were held in other countries.

In October 2021, we signed a finance loan with the Banque publique d’investissement (Bpifrance) with a line of credit amounting to €43.3 million to support the J.POD® EU construction. The loan has a fixed interest rate of 0.55%. The total amount will be provided in various tranches from 2021 to 2025. The first tranche was drawn in October 2021 in the amount of €8.7 million. We are not subject to any covenants and this loan is unsecured. The repayment is settled quarterly beginning 2024.

We repaid two loan facilities in the amount of €5.0 million and €10.0 million in 2021 with interest rates of 1.28% and 1.20%, respectively. Our total unused credit line amount is €99.6 million as of December 31, 2021. Covenant compliance is certified quarterly and as of December 31, 2021, we met all covenants under these various loan agreements. We do not have any secured loans.

The promissory notes issued in June 2019 aggregated to a principal amount of €250.0 million. The promissory notes have fixed and variable interest rates (average below 1.5%) and have three, five, seven, and 10-year maturities.

We provided convertible loans in the amount of $7.0 million in 2020 and of $2.3 million in 2021 as interim financing to our equity investee Celmatix with interest rates of 8.0% and 8.0%, respectively. The convertible loans provided to Celmatix were completely written down in December 2021 (€7.4 million) due to the difficulty and delay of the company in achieving a re-financing. Additionally, we provided a convertible loan for €2.3 million as interim financing for our equity investee Eternygen with an interest rate of 6.0% in 2020. We subsequently provided interim financing to our equity investee Blacksmith in 2021 for $4.0 million with an interest rate of 7.0% and to our equity investee Carrick in 2021 for $0.4 million with an interest rate of 8.0%. The maturities of the U.S. dollar loans to Celmatix (2021/2022), Blacksmith (2023) and Carrick (2023) are short to mid-term, while the maturity of Euro loan to Eternygen (2025) is mid-term.

European Investment Bank Loan

In 2017, we signed a financing agreement with a line of credit amounting up to €75.0 million with the European Investment Bank (EIB). Under the agreement, the total amount was provided in various tranches from 2017 until 2020. The final tranche was drawn in September 2020. Each tranche carries a fixed interest rate of 1.6%. Such interest is due and payable semi-annual or where a tranche is cancelled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. We are subject to two financial covenants, net debt leverage and equity ratio. As of December 31, 2021, we comply with the financial covenants. The financing agreement also includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2024 to 2030 and equity investments if these succeed for the period until 2030.

R&D Innovation Financing

Our R&D innovation financing loans amounted to €7.8 million with a fixed interest rate of 1.2% as of December 31, 2021 and final maturity dates ranging from 2025 to 2029. The R&D innovation financing relates to three individual R&D projects that were financed by IKB Deutsche Industriebank AG through KfW Bank. As of December 31, 2021, we drew down all tranches in an aggregate principal amount of €8.6 million in line with project progress and repaid €0.8 million of the loan during the fiscal year ended December 31, 2021.

In March 2021, we entered into and drew down on a new long-term innovation-financing loan provided by IKB Deutsche Industriebank AG through KfW Bank for €20.4 million with a fixed interest rate of 1.4%. With the loan, we received a grant from KfW Bank for €0.2 million. This loan is unsecured, not directly related to a specific R&D project and must be repaid in installments between 2023 and 2031.

Loan Maturities

	Years Ended December 31,
(In € thousands)	2021	2020	2019
Less than one year	36,136	15,392	6,343
Between one and five years	226,353	176,307	175,460
More than five years	99,991	154,713	149,426
Total	362,480	346.412	331,229

Other Contractual obligations and Commitments

Our contractual obligations, other than the financing agreements and related interest rate swaps detailed in the “Liquidity and Capital Expenditures” section, consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. In addition, we regularly enter a number of smaller contractual obligations related to our operations or facilities, such as supply of inventories, power supply and insurance. Our contractual obligations as of December 31, 2021 include lease obligations for lease liabilities of € 57,870 thousands, reflecting our future minimum lease commitments. As of December 31, 2021, € 801 thousands of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months, € 10,595 thousands between January 1, 2023 and December 31, 2026. The remaining lease payments of € 46,474 thousands will occur after December 31,2026.

We license or acquire certain third-party intellectual property to utilize in our business. Under these agreements, we are required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties. Additionally, we have agreements with several third parties to access their technology and knowledge for use in our business or within our collaborations. Under these agreements, we are required to pay a share of our revenue generated using these technologies and knowledge to the respective third parties. The revenue-share obligations are usually low double-digit percentages of revenue received but can be up to 50%. However, it is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. There are no off balance sheet obligations other than disclosed above.

Capital Expenditures

In order to facilitate the continued growth of our company, we regularly invest in upgrading and expanding our technology and infrastructure. For example, we have made major enhancements to our technology platform with regard to the areas of translational biology, high content imaging and proteomics. Additionally, we have made our scientific operations more efficient by adding additional state-of-the-art sample management technology. We continued our investments in the expansion and development of individual locations into 2021. Our acquisition of the Biopark by Sanofi will significantly expand our capacities at the Toulouse site in the short-to-medium term. Our completion in 2020 of a new building in Göttingen helps us expand the areas of cell therapy and EVOpanOmics. In addition, we commenced the expansion of our existing campus in Abingdon, Oxfordshire, UK in 2020, to create a major integrated R&D center. We build new capacities for proteomics in Munich in 2022, and plan to build a new building for the planned iPSC center in Hamburg in the next few years.

We have completed construction of our first J.POD® facility in North America, an integral part of the J.DESIGN platform of Just – Evotec Biologics. We expect this facility will fulfil our production requirements for the coming years and strengthen our position as a major partner in drug discovery and development with pioneering technologies in the field of biologics. This new facility became operational in August 2021. In April 2021, we announced the construction of our second J.POD® facility in Toulouse.

We also continue to further upgrade and digitize our administrative tools and systems. We will continue to make capital expenditures in order to secure the further growth and scalability of our company, including approximately €75 million to €80 million in capital expenditure planned in 2022 for replacements and growth. We expect to require an additional €20 million to €25 million of capital expenditure in 2022 for completing our first J.POD® facility in Redmond, Washington and approximately €180 million in 2022 and 2023 for setting up our second J.POD® facility in Toulouse, France, construction of which began in April 2021 (supported by related funding from French authorities), and facility expansions at other sites. In addition, we expect to invest €45 million to €55 million for expanding our sites in Alderley Park and Abingdon in the UK, in Toulouse in France, in Hamburg, Göttingen and Munich in Germany, in Verona in Italy as well as in Watertown and Princeton in the US.

We plan to fund additional capital expenditure through cash on hand and debt financing.

Comparative Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year Ended December 31,
(In € thousands)	2021	2020	2019
Net cash flows provided by (used in):
Operating activities	122,237	44,721	42,216
Investing activities	(243,855)	(155,089)	(86,634)
Financing activities	398,430	246,409	211,263
Total cash inflow	276,812	136,041	166,845

Cash Flow from Operating Activities

Net cash flows from operating activities are primarily derived from partnered projects and the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business.

For the fiscal year ended December 31, 2021, operating activities generated €122.2 million in cash and cash equivalents. The amount primarily resulted from net income of €215.5 million, after consideration of non-cash charges of €92.7 million, which included the fair value adjustment of our investment in Exscientia Ltd. of €225.4 million, and changes in operating assets and liabilities of €2.3 million. The increase in operating assets and liabilities was mainly driven by increases in payables mainly related to the J.POD® construction (€34.9 million) and contract liabilities and deferred revenues mainly due to a prepayment of BMS for the extension of the Oncology cooperation €63.1 million off-set by an increase in receivables €48.0 million due to the overall revenue growth and prepayments from Celgene, an increase in inventory €11.7 million, other current assets €29.0 million and changes in non-current tax assets primarily in relation to R&D tax credits €18.9 million.

For the year, ended December 31, 2020, operating activities generated €44.7 million in cash and cash equivalents. The amount primarily resulted from net income of €6.3 million, after consideration of non-cash charges of €87.4 million and changes in operating assets and liabilities of €36.9 million, along with income taxes, interest received of €12.6 million, and income taxes and interest paid of €24.7 million. Changes in operating assets and liabilities mainly driven by increases in other assets resulted mainly from VAT related receivables, from contract assets and other financial assets (foreign exchange contracts) and increases in other tax assets from non-current R&D tax receivables in France and decreases in contract liabilities resulted mainly from revenue consumptions related to our large collaborations with BMS.

Cash Flow from Investing Activities

During the year ended December 31, 2021, cash used in investing activities amounted to €243.9 million which consisted of purchases of current investments in the amount of €123.7 million, purchases of investments in associated companies and other long-term investments of €20.7 million (including in respective of €3.7 million invested in Breakpoint, €2.7 million invested in Topas, €2.0 million invested in Leon, €1.3 million invested in Facio and €1.1 million invested in Immunitas and €4.0 million invested in CureXsys), purchases of property, plant and equipment in the amount of €118.9 million (including in respect of €63.3 million invested in the new J.POD® 1 US facility in Redmond as well as in Just – Evotec Biologics in Seattle) and the issue of convertible loans to affiliated companies of €7.4 million partially offset by €27.3 million of proceeds from the sale of current investments.

During the year ended December 31, 2020, cash used in investing activities amounted to €155.1 million which consists of the acquisition of investments in the amount of €104.6 million, purchase of property, plant and equipment in the amount of €99.1 million, and the issuance of convertible loans in the amount of €6.2 million, partially offset by €54.8 million proceeds from the sale of current investments.

The €104.6 million acquisition of investments consists of the acquisition of financial assets, investments accounted for using the equity method amounting to €22.7 million, the purchase of current investments amounting to €70.9 million, and the purchase of investments in affiliated companies, net of cash acquired amounting to €10.9 million. The acquisition of financial assets and investments accounted for using the equity method was mainly related to follow-on financing rounds of equity engagements, and new investments in several companies. The €99.1 million cash used for the purchase of the property, plant and equipment included €49 million for the construction of the J.POD® production facility at Just—Evotec Biologics, and €19.3 million of land and buildings acquired as result of the merger of Biopark by Sanofi SAS and Evotec (France) SAS. Further significant amounts were invested in site expansions.

Cash Flow from Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from/payments of bank loans and payments of finance lease liabilities.

Net cash provided by financing activities for the year ended December 31, 2021 was €398.4 million which consisted of proceeds from capital increase amounting to €403.1 million due to the listing in the United States in November 2021, proceeds from borrowings amounting to €30.8 million (including a final tranche of the KfW/IKB R&D loans in the amount of 1.8 million, a new long-term IKB Innovation loan in the amount of 20.4 million and the first tranche of the BPI France loan for the J.POD® EU in the amount of 8.6 million), proceeds from option exercises amounting to €1.2 million, partially off-set by repayment of loans of €16.0 million (including the regular repayment of the Haspa term loan in the amount of 5 million and the IKB loan in the amount of 10 million) and repayment of lease obligations amounting to €20.7 million.]

Net cash provided by financing activities for the year ended December 31, 2020 was €246.4 million, which consists of €250.0 million proceeds from capital increase by private placement. On October 12, 2020, we raised capital in an aggregate principal amount of €250.0 million by way of a private placement to a new long- term strategic investor, Mubadala Investment Company, a sovereign wealth fund fully owned by the government of Abu Dhabi, and Novo Holdings (Denmark). Mubadala Investment Company and Novo Holdings (Denmark) purchased an aggregate of 11,478,315 of our ordinary shares at a price of €21.7802 per share. Furthermore, net proceeds from borrowings amounting to €15.0 million and repayment of lease obligations amounting to €20.2 million contributed to the financing activities.

C.	Research and Development, Patents and Licenses

[See Item 4 “Business Overview” and “Operating and Financial Review and Prospects—A. Operating Results” in this Item 5.]

D.	Trend Information

See the description of “Operating Results” in this Item 5 within this Annual Report.

E.	Critical Accounting Estimates

The consolidated financial statements have been prepared in accordance with IFRS and its interpretations as issued by the IASB. For a discussion of our significant accounting policies and other estimates, please see “Summary of significant accounting policies” in note 2 in the notes to our consolidated financial statements included in this Annual report.

Item 6.                 Directors, Senior Management and Employees

A.	Directors and Senior Management

Two-Tiered Board Structure

We are a European public company with limited liability (Societas Europaea or SE) (also referred to as European stock corporation, and in the official terminology of the European legislation referred to as European public limited-liability company), having its seat in Germany with a two-tiered governance structure. Hence, our corporate bodies are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our Management and Supervisory Boards are entirely separate, and, as a rule, no individual may simultaneously be a member of both boards.

Our Management Board is responsible for the day-to-day management of our business in accordance with applicable laws, our Articles of Association (Satzung) and the Management Board’s internal rules of procedure (Geschäftsordnung des Vorstands). Our Management Board represents us in our dealings with third parties.

The principal function of our Supervisory Board is to supervise our Management Board. The Supervisory Board is also responsible for appointing and removing the members of our Management Board, representing us in connection with transactions between a current or former member of the Management Board and us, and granting approvals for certain significant matters.

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms:

Name	Age	Position
Werner Lanthaler, Ph.D.	53	Chief Executive Officer
Cord Dohrmann, Ph.D.	57	Chief Scientific Officer
Craig Johnstone, Ph.D.	51	Chief Operating Officer
Enno Spillner	51	Chief Financial Officer

The business address of the members of our Management Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a brief summary of the business experience of the members of our Management Board:

Dr. Werner Lanthaler has served as Chief Executive Officer of Evotec since March 2009. Prior to joining Evotec, from 2000 to 2009, Dr. Lanthaler served as Chief Financial Officer at Intercell AG, a biotechnology company focused on the development of prophylactic and therapeutic vaccines against infectious diseases. Dr. Lanthaler serves on the boards of directors of AC Immune SA (since early 2018), Topas Therapeutics GmbH (from 2015 to 2020) and Argenx SE (since April 2014), where he also serves as chairperson of the Audit Committee. Dr. Lanthaler holds a doctorate degree in economics from Vienna University, a master’s degree from Harvard University, and a degree in psychology.

Dr. Cord Dohrmann has served as Chief Scientific Officer of Evotec since September 2010. From 2000 to 2010, Dr. Dohrmann served in various management positions including as the Chief Scientific and Chief Executive Officer at DeveloGen AG, a drug discovery company focused on the development of novel therapies for diabetes and obesity. Evotec acquired DeveloGen in 2010. Dr. Dohrmann serves on the Supervisory Board of Eternygen GmbH, Breakpoint Therapeutics, Facio Therapies and as board observer of Immunitas Inc. Dr. Dohrmann is a member of the German Council of Science and Humanities. Dr. Dohrmann holds an undergraduate degree in biology from Tübingen University, a master’s degree in molecular biology from the Max-Planck Institut and a doctorate in cellular and molecular biology from Harvard Medical School.

Dr. Craig Johnstone has served as Chief Operating Officer of Evotec since January 2019. Dr. Johnstone joined Evotec in 2012 as the Senior Vice President of Drug Discovery and Innovation Efficiency. In 2015, he was appointed Directeur General and Site Head of Evotec (France) SAS and, in January 2017, he became the Global Head of Integrated Drug Discovery. Dr. Johnstone does not hold any memberships in supervisory bodies. Dr. Johnstone holds a bachelor’s degree in pure and applied chemistry, as well as a doctorate degree in organic and organometallic synthesis from the University of Strathclyde.

Enno Spillner has served as Chief Financial Officer of Evotec since July 2016, with oversight over various functions and departments, including finance, information technology, Supply Chain Management, legal and risk management. Prior to his tenure at Evotec from 2013 to 2016, Mr. Spillner served as chairperson of the Management Board, Chief Executive Officer and Chief Financial Officer and, from September 2005 to March 2013, as Chief Financial Officer of 4SC AG, Munich-Martinsried, a publicly listed company on the Frankfurt Stock Exchange and a developer of innovative, small-molecule drugs to combat cancer. Since 2014, Mr. Spillner has served as a Non-Executive Member of the Board of Directors and chairperson of the Audit Committee at Euronext and, since December 2020, Nasdaq-listed Nanobiotix SA, Paris. Mr. Spillner holds a Dipl.-Kaufmann degree (master’s degree in business) from the University of Bamberg.

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Position
Prof. Dr. Löw-Friedrich	61	Chief Medical Officer and Executive Vice President of UCB S.A.
Kasim Kutay	56	Chief Executive Officer of Novo Holdings A/S
Dr. Elaine Sullivan	60	Chief Executive Officer of Curadh Pharmaceuticals
Dr. Mario Polywka	58	Independent consultant and former member of the Management Board of Evotec AG
Roland Sackers	53	Chief Financial Officer and Managing Director at QIAGEN N.V.
Dr. Constanze Ulmer-Eilfort	59	Member of the Global Executive Committee and Partner at Baker McKenzie

The business address of the members of our Supervisory Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a brief summary of the prior business experience of the members of our Supervisory Board:

Prof. Dr. Iris Löw-Friedrich has served as a Member of the Supervisory Board at Evotec since June 2014. Since 2008, Prof. Dr. Löw-Friedrich has served as Chief Medical Officer and Executive Vice President of Development and Medical Practices at UCB S.A., Brussels (Belgium), a biopharma company focusing on neurology and immunology. Since April 2014, Prof. Dr. Löw-Friedrich has served as a Member of the Board of Directors at TransCelerate BioPharma Inc. and, since May 2016, as a Member of the Supervisory Board of Fresenius SE & Co. KGaA. Prof. Dr. Löw-Friedrich holds a doctorate degree in medicine from the University of Frankfurt.

Kasim Kutay was appointed a Member of the Supervisory Board in June 2020. Since 2016, Mr. Kutay has served as the Chief Executive Officer of Novo Holdings A/S, a leading life science investor. From 2009 until 2016, Mr. Kutay served as the Managing Director, Co-Head of Europe, and member of the Global Management Committee at Moelis & Co. Mr. Kutay also serves on the Supervisory Boards of Novo Nordisk A/S and Novozymes A/S. He holds a bachelor’s degree and master’s degree from the London School of Economics.

Dr. Elaine Sullivan has served as a Member of the Supervisory Board since June 2015. She was appointed Chief Executive Officer of Curadh Pharmaceuticals in April 2020. Prior to that, Dr. Sullivan was the Chief Executive Officer of Carrick Therapeutics Ltd., a European oncology company, for which she served as Executive Entrepreneur and Advisor to the Board of Directors until December 2019. Dr. Sullivan also serves as Non-executive Director of the IP Group plc, Open Orphan plc and Active Biotech AB. Dr. Sullivan holds a doctorate degree in molecular biology and virology from the University of Edinburgh and a bachelor’s degree in molecular biology from the University of Glasgow.

Dr. Mario Polywka was appointed Member of the Supervisory Board in June 2019. Dr. Polywka also served as a member of the Management Board of Evotec AG from November 2007 to December 2018, including as Chief Operating Officer. In May 2017, Dr. Polywka became a member of the Board of Directors of Forge Therapeutics Inc. and in September 2017 he also joined the Board of Directors of Exscientia Ltd. Dr. Polywka has served as Non-Executive Director at UK biotechnology company Orbit Discovery since September 2019 and in September 2019 accepted a position as Senior Advisor at MCF Corporate Finance. He holds a doctorate degree in mechanistic organometallic chemistry from the University of Oxford.

Roland Sackers has served as a Member of the Supervisory Board since June 2019 and is chairman of the audit committee. Since 2004, Mr. Sackers has been Chief Financial Officer of QIAGEN N.V. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is as a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany.

Dr. Constanze Ulmer-Eilfort was appointed a Member of the Supervisory Board in June 2021. Since 1994, Dr. Ulmer-Eilfort has worked at Baker McKenzie serving in several roles, including as Equity Partner since 2000, Member of the Global Executive Committee since 2017, and as Managing Partner in the German and Austrian offices from 2012 to 2017. Dr. Ulmer-Eilfort also serves as Chair of the Advisory Committee at S4DX GmbH, a biotechnology start-up based in Munich since May 2021. Dr. Ulmer-Eilfort holds a law degree from the University of Munich, a Masters of Law degree from the University of Pennsylvania Law School, and a doctorate degree in law from the University of Berlin.

Family Relationships

No family relationships or other arrangements exist among any members of our Management Board or Supervisory Board.

B.	Compensation

This compensation report describes the compensation system, outlines the criteria that apply to the compensation for the year 2021, and discloses the amount of compensation. The current compensation system was approved by the Annual General Meeting on June 15, 2021. The compensation report meets the requirements of section 162 of the German Stock Corporation Act (AktG).

Remuneration report 2021

The following remuneration report presents and explains the remuneration awarded and owed to the individual present and former members of the Management Board and Supervisory Board of Evotec SE (hereafter also known as “Company”). The remuneration report meets the requirements of Section 162 German Stock Corporation Act (AktG). This remuneration report will be presented for approval at the ordinary Annual General Meeting on 15 June 2022.

Resolution approving a remuneration system for the Executive Board and the Supervisory Board members

The structure of remuneration and the amounts paid to the Management Board members are defined and regularly reviewed by the Supervisory Board. The review follows the recommendations of the German Corporate Governance Code as amended on December 16, 2019 (“DCGK”) and meets the requirements of Section 87 AktG.

The Company’s Supervisory Board, with the support of the Remuneration and Nomination Committee, presented a remuneration system for the members of the Company’s Management Board (the “Remuneration system 2021”) to the Annual General Meeting on June 15, 2021 for approval. The Annual General Meeting 2021 approved the Remuneration system 2021 by a majority of 56.63% of votes cast. Notwithstanding this approval, the Supervisory Board will present a reviewed and revised remuneration system for approval at the Annual General Meeting 2022. When the Annual General Meeting is convened, the revised remuneration system 2022 can be viewed on our website at https://www.evotec.com/en/investor-relations/annual-general-meeting.

The Remuneration system 2021 applies to all the members of the Company’s Management Board.

The Company’s Annual General Meeting on June 15, 2021 also confirmed the remuneration of the Supervisory Board members last amended by resolution of the Annual General Meeting 2019 with a majority of 97.83%, and adopted a corresponding remuneration system for the Supervisory Board members.

Changes in the Management Board and Supervisory Board

The contract with Dr. Lanthaler was extended with effect from 1 March 2021 for a further five years until February 28, 2026. There were no other changes in the composition of the Management Board in financial year 2021.

The following changes occurred in the Supervisory Board in 2021.

Prof. Dr. Wolfgang Plischke stepped down as Chair and member of the Supervisory Board with effect from June 15, 2021. Dr. Constanze Ulmer-Eilfort is a Supervisory Board member as from June 15, 2021. Prof. Dr. Iris Löw-Friedrich was elected as Chair of the Supervisory Board and Mr. Roland Sackers as Vice Chair as from June 15, 2021.

Remuneration system for Management Board members of Evotec SE

Overview of main remuneration components

The remuneration of Management Board members is made up of a fixed basic salary, a short-term annual bonus and the long-term, multi-year remuneration. Other components of the remuneration system are ancillary benefits, including pension contributions, and the payment of travel expenses. Additional remuneration components may also be paid in individual cases in connection with the beginning and end of work as a Management Board member. Any expenses incurred are counted towards the maximum remuneration.

A strong focus on the growth targets for the Evotec Group - consisting of Evotec SE and its affiliates - in the short-term variable remuneration (bonus) and a clear alignment of long-term variable remuneration with the share performance (Share Performance Awards) are intended to encourage sustainable increases in enterprise value and avoid external and internal disincentives. In particular, the aim is to prevent the Management Board from making decisions that do not promise any sustainable commercial success in order to optimize their remuneration in the short term.

The amount of Management Board remuneration depends in particular on the responsibilities of the respective Management Board members, their individual and collective performance and the economic and financial performance of the Evotec Group. It is intended to incentivize sustainable, long-term corporate governance and align the interests of the Management Board members with those of Company shareholders.

The remuneration of the Management Board members meets the requirements of the German Stock Corporation Act and the German Corporate Governance Code in effect at the time the respective employment contracts were signed (unless any exception is mentioned).

The Supervisory Board, with the support of its Remuneration and Nomination Committee, regularly appoints an external expert to assess whether the scope of Management Board remuneration is appropriate and in line with market standards. To determine if the Management Board’s remuneration is appropriate in a vertical comparison, i.e. within Evotec SE, the Supervisory Board looked particularly at changes in the remuneration of senior managers and the workforce overall, also over time. The independent external expert examined the new remuneration and confirmed that it met market standards in terms of a horizontal and vertical comparison. The Supervisory Board monitors the level of Management Board remuneration at similar companies. The peer group1 used for 2021 comprised German and international biotech and pharmaceutical companies of a similar size and complexity in order to reflect Evotec’s global presence and potential markets for recruiting Management Board members. In future the benchmark used for the market comparison should be based on a peer group of German companies of a similar size and an additional peer group of international companies of similar size in a similar sector.

Non-performance-related fixed remuneration components

Basic salary

The Management Board members receive a contractually agreed fixed basic salary that is paid in twelve monthly instalments at the end of each month with the statutory payroll deductions. Basic salary is paid pro rata temporis if the Management Board member joins or leaves in the course of the year.

The Evotec Group has achieved impressive growth in the past five years: the number of employees rose from approx. 2,100 in 2017 to 4,198 in 2021, and the market capitalization increased over the same period from nearly €2 billion to sometimes more than €5 billion. The parent company Evotec SE was included in the MDAX in September 2018 and has been listed on NASDAQ since November 2021. For these reasons, the contract with the CEO was brought into line with the company’s current circumstances when it was renewed in financial year 2021.

The following table shows the annual basic salary for the Executive Board members in financial year 2021:

		Basic salary 2021	Basic salary 2020
Executive Board member	Function	(in € k)[1]	(in € k)
Dr. Werner Lanthaler	CEO	580	480
Dr. Cord Dohrmann	CSO	400	400
Dr. Craig Johnstone	COO	340	340
Enno Spillner	CFO	320	320

1 The basic annual salary for Dr. Werner Lanthaler was increased by €120,000 to €600,000 with effect from March 1, 2021. This means his average fixed basic salary for financial year 2021 was € 580,000.

1Abcam, Bachem, Biotest, Carl Zeiss Meditec, Charles River, Clinigen, Galapagos, Genmab, Ligand, Morphosys, QIAGEN, Siegfried Pharma, Stallergenes, Sartorius, Tecan and MedPace.

Ancillary benefits

In addition to their fixed basic salary the Management Board members receive individual ancillary benefits, such as pension contributions and school fees for their own children, travel expenses, health and accident insurance, and the monetary value of their private use of a company car or a private car allowance. Furthermore, the Supervisory Board may at its professional discretion and having determined a significant additional need, refund the expenses for extraordinary ancillary benefits (e.g. security measures) on a temporary basis. Management Board members may also receive one-off benefits, when they join the Company, for example. The following table shows the ancillary benefits for each Executive Board member.

		Retirement pension	Car allowance	Travel expense	Other
Executive Board member	Function	contributions in (€ k)	(in € k)	allowance (in € k)	(in € k)[1]
Dr. Werner Lanthaler	CEO	60	15	50	6
Dr. Cord Dohrmann	CSO	32	13	—	6
Dr. Craig Johnstone	COO	27	15	—	—
Enno Spillner	CFO	25	12	21	6

1 Other ancillary benefits comprise various insurance policies for Executive Board members based in Germany.

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. Management Board remuneration therefore comprises both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017 and Restricted Share Plan 2020), which were approved by the Annual General Meetings in 2017 and 2021. Payments for these components depend on achieving defined financial targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped.

Short-term, one-year remuneration (bonus)

The Management Board members receive a short-term, one-year remuneration (bonus) that rewards the operational implementation of the Group strategy in the financial year as the foundation for the Company’s positive long-term development. The bonus depends on the achievement of specific financial and non-financial targets set for each financial year by the Remuneration and Nomination Committee of the Supervisory Board and then approved by the Supervisory Board. The bonus is paid pro rata temporis if the Management Board member joins in the course of the year.

A target amount is set for each Management Board member, which defines the amount of the bonus payment if the target achievement is 100%. The target amount of variable remuneration for one year for the CEO is 100% of annual basic salary (2020: 100%) and for all other Management Board members at 70% of the annual basic salary (2020: 70%).

At the beginning of the following financial year the Supervisory Board measures the achievement of the targets and determines the amount of the annual bonus. In financial year 2020 the maximum bonus payment was 100% of the target amount for all Executive Board members.

When the Management Board remuneration system was revised a maximum bonus payment of up to 150% of the target amount was made possible for the bonus plan 2021. This currently only applies pro rata temporis to the bonus for the CEO, whose contract was renewed as of 1 March 2021: the maximum payment for the CEO is capped at 143% of annual basic salary. The bonus is defined in the individual contracts of the Management Board members. When the contract with the CEO was renewed as of March 1, 2021 the maximum payment was raised pro rata temporis from 100% to 150% of (new) annual salary. The higher payment cap for 2021 does not yet apply to the other Management Board members, for whom the cap remains at 70% of annual salary.

For financial year 2020 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2020 targets	Weighting

Continue growth path with optimal integration of Just - Evotec Biologics	40.0%

● Total revenue growth to > €460m	20.0%

● Achieve stable adjusted EBITDA of >€110m	20.0%

Make co-ownership visible as a value driver and more attractive to investors	35.0%

● New alliances from existing platforms (e.g. iPSC, Nurture, EvoTox) (Total value of >€100m)	20.0%

● Expansion with at least 2 high-quality BRIDGES and implementation of the EVT equity strategy	10.0%

● Make EVT Innovate values more tangible and investable (e.g. project valuations, spin-offs,…)	5.0%

Go for LONG as ONE – Define the Evotec Infinite strategy	25.0%

● Implement Action Plan 2025 focusing on long-term value drivers in all modalities	15.0%

● Primary goal:
Think and work as “ONE” global, long-term, next-generation team	5.0%

● Sustainability and Diversity target:
Define a specific long-term strategy for sustainability and diversity	5.0%

For financial year 2021 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2021 targets	Weighting

Continue revenue growth and implementation in EBITDA	40.0%

● Increase total revenue >10%	20.0%

● Achieve growth in adjusted EBITDA > 10%	20.0%

Implement the Action Plan 2025	35.0%

● Build new “co-owned” alliances in line with the milestones in the Action Plan 2025 (e.g. iPSC, PanOmics & PanHunter, QRBeta, EvoCells,…) (> €200 m tech value and significant upfront payments)	20.0%

● Focus on accelerating the Just-Evotec Biologics strategy (opening of the J.Pod in Q3 at the latest, Strategy beyond J.Pod 1)	10.0%

● Implement long-term EVT Equity strategy and build organisational structure, accelerate the BRIDGE strategy	5.0%

Go for LONG as ONE – Define the Evotec Infinite strategy	25.0%

● Prepare the US IPO	10.0%

Leadership target:
● Recruit, build, work and celebrate as ONE global team. Develop long-term leadership, learning and succession plans.	10.0%

● Sustainability target:
Implement scientific, specific ESG targets. Strengthen and implement the long-term sustainability and diversity strategy.	5.0%

The Supervisory Board defines a single target achievement percentage for all the individual targets, which can be between 0% and 100% or 125% for the CEO since 1 March 2021. The target achievement percentage is converted into a payment factor (“bonus payment factor”) of between 0% and 100% or 150% for the CEO since March 1, 2021. The bonus payment factor is multiplied by the target bonus amount for each individual target in order to determine the amount of the bonus payment for each individual target. The bonus payment amount can therefore be between 0% and 100% of the target bonus amount, or 150% for the CEO since March 1, 2021.

The bonus payment amounts for the individual targets are added to determine the total bonus payment amount.

The follow graph shows how the bonus payment factor works for financial years 2020 and 2021 (applies to the CEO as of 1 March 2021):

CEO Bonus 2021	CEO Bonus 2020

Bonus target achievement for 2020 was as follows:

2020 targets	Result	Weighting	Achievement

Continue growth path with optimal integration of Just - Evotec Biologics		40.0%

● Total revenue growth to > €460m	● €500.9m	20.0%	>100%

● Achieve stable adjusted EBITDA of >€110m	● €106.6m	20.0%	97.0%

Make co-ownership visible as a value driver and more attractive to investors		35.0%

● New alliances from existing platforms (e.g. iPSC, Nurture, EvoTox) (Total value of >€100m)	● Novo Nordisk, Bayer, Takeda	20.0%	100.0%

● Expansion with at least 2 high-quality BRIDGES and implementation of the EVT equity strategy	● Autobahn Labs, Dark-Blue,…	10.0%	100.0%

● Make EVT Innovate values more tangible and investable (e.g. project valuations, spin-offs,…)	● Valuation simulation, Capital Markets Day, Curexyx,…	5.0%	100.0%

Go for LONG as ONE – Define the Evotec Infinite strategy		25.0%

● Implement Action Plan 2025 focusing on long-term value drivers in all modalities	● Integrate JUST-Evotec Biologics, Evotec GT, QRBeta,…	15.0%	100.0%

● Primary goal:
Think and work as “ONE” global, long-term, next-generation team	● Various training courses and growth initiatives	5.0%	100.0%

● Sustainability and Diversity target:
Define a specific long-term strategy for sustainability and diversity	● Scientific targets, ESG manager, Strategy formulation	5.0%	100.0%

Bonus target achievement for 2021 was as follows:

2021 targets	When	Result	Weighting	Achievement

Continue revenue growth and implementation in EBITDA[1]			40%

● Increase total revenue >10%	Q4	● Revenue € 618 mio	20%	110%

● Achieve adjusted EBITDA > 10%		● Adjusted EBITDA: €109.4 Mio[2]	20%	94%

Implement the Action Plan 2025			35%
● Build new “co-owned” alliances in line with the milestones in the Action Plan 2025 (e.g. iPSC, PanOmics & PanHunter, QRBeta, EvoCells,…) (> €200 m tech value and significant upfront payments)		● Various new alliances (see press releases 2021)	20%	100%

● Focus on accelerating the Just-Evotec Biologics strategy (opening of the J.Pod in Q3 at the latest, Strategy beyond J.Pod 1)	Q4	● JPOD1 opened in August 2021, JPOD2 in Europe already mostly financed and planning has started	10%	100%

● Implement long-term EVT Equity strategy and build organisational structure, accelerate the BRIDGE strategy		● EVT Equity strategy extended by various new investments, new significant BRIDGES built with BMS (Lab 2122 and Lab 2130)	5%	100%

Go for LONG as ONE – Define the Evotec Infinite strategy			25%

● Prepare the US IPO		● US Listing completed in November 2021	10%	100%

● Leadership target:
Recruit, build, work and celebrate as ONE global team. Develop long-term leadership, learning and succession plans.	Q4	● Global Leadership training enrolled in three different categories	10%	100%

● Sustainability target:
Implement scientific, specific ESG targets. Strengthen and implement the long-term sustainability and diversity strategy.		● Charta of Diversity signed; ESG ratings improved (MSCI from CCC to A; ISS from C- to C)	5%	100%

1 The assumption for the bonus provision was 100% of last basic salary

2 Without provisions for potential divergent interpretation of selected contracts (see Note 17)

Total target achievement for the 2020 bonus is as follows:

			Target remuneration 2020		Target remuneration 2020			Awarded/owed 2020
			Target based on 100% target		Cap based on maximum target		Payment factor 2020 (corresponds to	Bonus payment
	Floor based on 0% target achievement		achievement		achievement		total target achievement)	amount 2020[1]
		in % of basic		in % of basic		in % of basic			in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in%	in k €	salary
Dr. Werner Lanthaler	—	0.0%	480	100.0%	480	100.0%	99.1%	476	99.1%
Dr. Cord Dohrmann	—	0.0%	280	70.0%	280	70.0%	99.1%	377	94.4%
Dr. Craig Johnstone	—	0.0%	238	70.0%	238	70.0%	99.1%	236	69.4%
Enno Spillner	—	0.0%	224	70.0%	224	70.0%	99.1%	222	69.4%

1 Dr. Cord Dohrmann also received a special bonus of €100,000 in 2020

Total target achievement for the 2021 bonus is as follows:

	Floor based on 0% target		Target based on 100% target		Cap based on maximum target			Bonus payment
	achievement		achievement		achievement[1]		(corresponds to total target	amount 2021
		in % of basic		in % of basic		in % of basic	achievement)		in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in %	in k €	salary
Dr. Werner Lanthaler	—	0.0%	580	100.0%	830	143.1%	101.8%	590	101.8%
Dr. Cord Dohrmann	—	0.0%	280	70.0%	280	70.0%	98.2%	275	68.7%
Dr. Craig Johnstone	—	0.0%	238	70.0%	238	70.0%	98.2%	234	68.7%
Enno Spillner	—	0.0%	224	70.0%	224	70.0%	98.2%	220	68.7%

1 When the contract with the CEO was renewed as of 1 March 2021 the maximum payment was raised pro rata temporis from 100% to 150% of annual salary.

Since the work for the annual bonus 2021 was completed in full in financial year 2021, it is attributed to the remuneration awarded and owed in 2021 within the meaning of Section 162 (1) sentence 2 no. 1 AktG, and so included in this remuneration report. To ensure the transparent, comprehensible presentation of remuneration awarded to Management Board members in a given financial year, the annual bonus for 2020 is also included in this remuneration report on a voluntary basis.

Long-term, multi-year variable remuneration

The Management Board members also receive long-term, multi-year remuneration in the form of their participation in various Company remuneration programs that extend over several years. There are two different share-based programs, with payments after a waiting period of four years. This incentivizes the individual Management Board members to contribute to the Company’s long-term, sustainable development and aligns their interests with those of shareholders.

Share Performance Plan 2017

In addition to their variable one-year remuneration, the Management Board members are entitled to an annual allocation of Share Performance Awards (SPA) in accordance with the Share Performance Plan 2017. The Share Performance Plan is a key step for supporting the interests of the Company shareholders and developing a modern, long-term remuneration model, which complies with the current German Corporate Governance Code at the time of its inception.

The number of SPA to be allocated is determined by dividing a fixed percentage of the Management Board member’s basic remuneration by the relevant market value of an SPA. The percentage for the CEO is 200% of basic salary (2020: 200%) and for all other Management Board members 91.5% of basic salary (2020: 91.5%). The amount paid out for the Share Performance Awards may not exceed 350% of the target amount when they are exercised (cap).

The following table shows the number of SPA awarded in financial year 2021:

	Target amount for		Market value of one SPA at the	awarded in FY
	performance shares (SPA)		award date	2021
		% of basic
Executive Board member	in k €	salary	in €	units
Dr. Werner Lanthaler	960	200.0%	32.96	29,127
Dr. Cord Dohrmann	366	91.5%	32.96	11,105
Dr. Craig Johnstone	311	91.5%	32.96	9,439
Enno Spillner	293	91.5%	32.96	8,884

The Share Performance Plans are based on a prospective, multi-year measurement period. For each allocation of SPA there is a period of four consecutive calendar years in which certain performance indicators are measured (performance measurement period). The Annual General Meeting 2017 set two equally weighted key performance indicators (KPI) for long-term value creation: the share price and the relative total shareholder return. Relative total shareholder return is an indicator for the return on an investment in Company shares compared with an investment in the TecDAX. Relative total shareholder return measures the return on an equity investment over time, including dividends and changes in the share price (positive and negative), adjusted for any share issues or splits. The performance indicators are measured for each year of the performance measurement period. The performance in a given year is fixed for the remainder of the vesting period.

At the end of the vesting period there is a minimum target for each of the two KPI that has to be achieved before (some of) the Share Performance Awards can be exercised, and a maximum target after which all the Share Performance Awards for that KPI (100%) may be exercised. One Share Performance Award entitles the bearer to subscribe for a maximum of two whole shares in Evotec SE.

The target for the share price increase in a calendar year is achieved exactly (100%) if the average price of the Evotec share in the closing auction of XETRA trading (or a successor system) on the last 30 trading days at the Frankfurt Stock Exchange in the relevant performance period, i.e. the calendar year (“closing price”) is more than 8% higher than the average price of the Evotec share in the closing auction of XETRA trading (or a successor system) on the last 30 trading days before the start of the relevant performance period (“opening price”). The minimum target is achieved if the closing price is the same as the opening price (0% target achievement). The maximum target is achieved in a calendar year if the closing price is 16% or more above the opening price (200% target achievement).

The KPI relative total shareholder return measures the return on a share investment over a period of time, including dividends as well as share price performance (positive and negative) and adjusted for any equity issues or share-splits. The target for total shareholder return is achieved exactly in a calendar year (100%) if the return on the Evotec share matches the average return on the shares of the companies listed in the TecDAX over the same period. The return on the Evotec share is determined on the basis of the closing price and the dividend per share paid in that year (adjusted for any equity issues and share-splits) in relation to the opening price:

The relevant values of the average relative total shareholder return of the companies listed in the TecDAX will be calculated and based on the average TecDAX -(Total Return Index) during the thirty (30) trading days at Frankfurt Stock Exchange prior to the relevant date. The return is therefore based on the relation between the average TecDAX value in the closing auction of XETRA trading (or a successor system) in the last 30 trading days of the relevant performance period, i.e. the calendar year (“final value”) and the average TecDAX value in the closing auction of XETRA trading (or a successor system) on the last 30 trading days before the start of the relevant performance period (“starting value”).

The minimum target is achieved (0% target achievement) if the return on the Evotec share is less than 10% below the average total shareholder return for the companies in the TecDAX in the relevant performance period (i.e. in each calendar year). The maximum target is achieved (200% target achievement) if the return on the Evotec share is at least 10% higher than the average total shareholder return for the companies in the TecDAX in the relevant performance period.

If the minimum target for one performance indicator is not achieved in a calendar year, the corresponding number of SPA (12.5% of the SPA granted at the start of the performance period) are forfeit. If the target is exactly achieved (100% target achievement) the corresponding number of SPA are converted into the same number of subscription rights to shares in Evotec SE at the end of the performance period. If the maximum target is achieved (200% target achievement) the corresponding number of SPA are converted into twice the number of subscription rights to shares in Evotec SE at the end of the performance period. Between these figures the values are interpolated on a linear basis.

The Share Performance Plan works as follows:

The payment curves for the KPI absolute share price performance and relative total shareholder return are shown below:

The right to exercise the subscription rights resulting from converting the Share Performance Awards only vests at the end of the performance period. At the end of each of the four performance periods (i.e. each calendar year) for the Share Performance Awards the target achievement is measured for the two performance indicators in the relevant calendar year, the corresponding number of subscription rights are calculated and provisionally fixed. At the end of all four performance periods, i.e. the four calendar years of an award, the subscription rights calculated for each year are added to obtain the total number of subscription rights.

Share Performance Awards from the 2017 grant became exercisable in 2021. The following table shows the target achievement for the individual performance criteria per year and in aggregate:

	Target achievement 2017	Target achievement 2018	Target achievement 2019	Target achievement 2020	Total target achievement	Total target achievement
	(in %)	(in %)	(in %)	(in %)	(in %)	(in %)
Relative share price performance	200%	200%	124%	200%	181%	181%
Relative TSR	200%	200%	0%	200%	150%	150%

The final number of exercisable Share Performance Awards from the 2017 grant is shown in the following table for each Executive Board member:

			Target achievement rel.		Number of SPA in 2017	Number of SPA from 2017
		Number of SPA awarded	share	Target achievement	tranche based on target	tranche actually exercised
Executive Board member	Function	from 2017 tranche	price performance (in %)	Relative TSR (in %)	achievement	(subject to remuneration cap)[1]
Dr. Werner Lanthaler	CEO	102,314	181%	150%	169,330	70,902
Dr. Cord Dohrmann	CSO	30,172	181%	150%	49,935	20,909
Dr. Craig Johnstone[2]	COO	—	—	—	—	—
Enno Spillner	CFO	25,083	181%	150%	41,512	17,382

1 The strong share performance in combination with the payment cap meant that the number of SPA actually exercised declined compared with the number granted.

2 Dr. Craig Johnstone was appointed to the Executive Board in January 2019; he was therefore not granted any SPA from the 2017 tranche for his Executive Board work.

Restricted Share Plan 2020

In the event of unusual circumstances, relating above all to competition, the Supervisory Board may at its professional discretion and having determined that it is appropriate, grant additional Restricted Share Awards if this is expected to have a positive influence on the long-term performance of the Evotec Group. The Supervisory Board determines the target amount of Restricted Share Awards in the individual case. The amount of the Restricted Share Awards may not exceed 400% of the target amount (cap).

Active discussions with shareholders gave the Nomination and Remuneration Committee to understand that the Restricted Share Plan 2020 and the Supervisory Board discretion that this implies are viewed critically. It therefore decided no longer to issue this remuneration component when the new remuneration system takes effect after the Annual General Meeting 2022. Executive Board members’ rights under existing awards of this long-term incentive component are not affected.

Restricted Share Awards (RSA) were granted to members of the Management Board in 2021 on a one-off basis in accordance with the provisions of the Restricted Share Plan 2020 as determined by resolution of the Annual General Meeting 2020. The number of RSA was determined by dividing the target amount by the relevant market value of an RSA.

The following table shows the number of RSA awarded in financial year 2021:

	Target amount for restricted			awarded in FY
	shares (RSA)		Market value as of award date	2021
		% of basic
Executive Board member	in k €	salary	in €	units
Dr. Werner Lanthaler	2,400	400.0%	33.50	71,642
Dr. Cord Dohrmann	1,000	250.0%	33.50	29,851
Dr. Craig Johnstone	—	0.0%	—	—
Enno Spillner	—	0.0%	—	—

The Restricted Share Plan defines for each award a performance period of four consecutive calendar years in which the performance is measured. The Annual General Meeting 2020 defined Adjusted EBITDA as the performance indicator. The performance indicator is measured for each year in the performance period. The performance in a given year is fixed for the remainder of the lock-up period.

To measure performance, Adjusted EBITDA is calculated for each year of the performance period and compared with the Adjusted EBITDA forecast for the financial year in the first quarter of that year. The forecast and the actual financial ratio for the previous year are published in the annual report.

The key performance indicator for the respective year is achieved when Adjusted EBITDA corresponds to or exceeds forecast Adjusted EBITDA. The minimum target is achieved when Adjusted EBITDA corresponds to or exceeds 75% of forecast Adjusted EBITDA.

If the minimum target is not achieved in a financial year, 25% of the Restricted Share Awards are forfeit. If the target is achieved in a financial year, 25% of the Restricted Share Awards are converted into subscription rights, each for one share in Evotec SE. If the minimum target is achieved exactly in a financial year, 12.5% of the Restricted Share Awards are converted into subscription rights, each for one share in Evotec SE. If the minimum target is achieved in a financial year, but not the target, between 12.5% and 25% of the Restricted Share Awards, depending on the actual target achievement, are converted into subscription rights, each for one share in Evotec SE.

For the Executive Board members who were not granted Restricted Share Awards in 2021 the Supervisory Board defined other performance criteria, covering revenue growth by the Evotec Group, the number of partnered projects, the implementation of an ESG strategy and long-term organizational development.

The Restricted Share Plan 2020 works as follows:

Waiting Period (October grant)
Exercise Period
Waiting Period (May grant)
Exercise Period
Performance Period
Granted Number of RSAs
Annual Share
Annual Share
Annual Share
Annual Share
Year 1
Year 2
Year 3
Year 4
Correction due to KPI performance
Correction due to KPI performance
Correction due to KPI performance
Correction due to KPI performance
Exercisable Restricted Share Awards
+
Exercisable Restricted Share Awards
+
Exercisable Restricted Share Awards
+
Exercisable Restricted Share Awards
=
Exercisable Subscription Rights

The payment curve for the KPI adjusted EBITDA is as follows:

The forecasted Adjusted EBITDA for fiscal year 2021 for the Restricted Share Plan amounted to €117 mio. The achieved Adjusted EBITDA for fiscal year 2021 amounted to €107.3 mio, thus 91.7% of the targeted amount.

Outlook for variable remuneration

Transparent and quantifiable ESG criteria are also to be included in the variable remuneration components from financial year 2022 onwards. A substantial part of the short-term annual remuneration will have to be invested in Company shares and held for three years in future, in order to better align the interests of Management Board members with those of shareholders. The performance period for the Share Performance Plan is to be increased to four years and the pay-for-performance approach is to be strengthened going forward. In addition, the Restricted Share Plan 2020 should no longer form part of the new remuneration system and no longer be issued once the new system takes effect.

Other remuneration rules

Benefits promised or granted by third parties

No benefits were promised or granted to a Management Board member by any third party concerning their work as a Management Board member.

Penalty and clawback rules

If necessary, the Supervisory Board may withhold (penalty clause) or retract (clawback) variable remuneration components if a Management Board member is in serious breach of their obligations, particularly their compliance obligations. The current employment contracts of all Management Board members include such clawback provisions.

The Company did not make use of its right to withhold or retract variable remuneration in financial year 2021.

Severance payments

Payments to a Management Board member if the service contract is terminated prematurely, without there being an important reason for the termination, are limited to two annual salaries and may not exceed the annual remuneration for the remainder of the service contract (cap on severance pay). No payments are made to the Management Board member if the employment contract is terminated for an important reason for which the Management Board member is responsible. The annual remuneration used to calculate the severance payment is the basic salary plus target bonus.

Change of control

Management Board members have the exceptional right to terminate their employment contract if a shareholder or third party acquires at least 30% of the shares in Evotec SE. The termination right may be exercised, giving three months’ notice, at any time within twelve months of the change of control. At the end of the notice period the Company is no longer obliged to pay any remuneration benefits, with the exception of a one-off severance payment of 18 months’ salary for the Management Board member concerned, made up of basic pay and the monetary value of any ancillary benefits.

If a change of control takes place during the vesting period for the Share Performance Awards, the allocations to all participants made as part of the Share Performance Plan 2017 are irrevocably transferred and fully settled in cash up to certain limits.

If a change of control takes place during the vesting period for the Restricted Share Awards, the allocations made as part of the Restricted Share Plan 2020 are settled immediately in cash when they fall due, subject to certain restrictions. The settlement amount is to be calculated on the basis of the notional number of exercisable subscription rights and subject to the applicable cap. It should be based on the assumption that the targets for the respective KPI have been achieved for those years for which no definitive assessment has been made at this time.

Non-competition clause

Non-competition clauses have been agreed with the Management Board members for the time after their departure. Evotec SE pays compensation for twelve months after the employment contract comes to an end. The compensation payments comprise 50% of direct remuneration paid (basic salary and variable remuneration) in the year before the employment contract ended and are paid in equal monthly instalments.

Maximum remuneration

The maximum remuneration defined in the remuneration system 2021 applies to all members of the Management Board. For the maximum remuneration defined in the remuneration system the Supervisory Board works from the current annual target remuneration of the Management Board members. Allowing for a possible (moderate) increase in the fixed salary and one grant of Restricted Share Awards to each Management Board member during the forecast four-year duration of the remuneration system gives the maximum annual remuneration as defined in § 87a para. 1 sentence 2 no. 1 AktG:

	Maximum remuneration for years in which no	Maximum remuneration for years in which no
Function	Restricted Share Awards are granted (in € k)	Restricted Share Awards are granted (in € k)
CEO	6,000	15,600
Member of the Executive Board	3,500	7,100

The relevant cap was not exceeded in the reporting year. Eliminating the Restricted Share Plan 2020 is also intended to reduce the maximum remuneration in future.

Share Ownership Guideline

The remuneration system 2022 obliges the Management Board members to hold shares in Evotec SE for the duration of their appointment to the Management Board, whereby this obligation must first be met no later than five years after they were first appointed to the Management Board (“build-up phase”). The share ownership program is intended to incentivize Management Board members to increase enterprise value in the interests of shareholders.

Target remuneration of current Management Board members for financial year 2021

The following table shows the target remuneration of Management Board members for financial year 2021, and on a voluntary basis for financial year 2020. This comprises the agreed target remuneration for the respective financial year, of which 100% is paid if the targets are achieved.

			Dr. Werner Lanthaler				Dr. Cord Dohrmann
			CEO				CSO
			2021		2020		2021		2020
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary[1]	580	12.5%	480	23.7%	400	19.1%	400	36.6%
	+	Ancillary benefits	131	2.8%	105	5.2%	51	2.4%	47	4.3%
	=	Total	711	15.3%	585	28.9%	451	21.5%	447	40.9%
		Short-term, one-year
Performance-related	+	remuneration (STI)
Remuneration		Bonus	580	12.5%	480	23.7%	280	13.4%	280	25.6%
		Long-term, multi-year
	+	remuneration (LTI)
		Restricted Share Plan 2020	2,400	51.6%	0	0.0%	1,000	47.7%	0	0.0%
		Share Performance Plan 2017	960	20.6%	960	47.4%	366	17.5%	366	33.5%
	=	Total target remuneration	4,651	100.0%	2,025	100.0%	2,097	100.0%	1,093	100.0%

			Dr. Craig Johnstone				Enno Spillner
			COO				CFO
			2021		2020		2021		2020
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	340	36.5%	340	36.5%	320	35.5%	320	35.4%
	+	Ancillary benefits	42	4.5%	42	4.5%	64	7.1%	66	7.3%
	=	Total	382	41.0%	382	41.0%	384	42.6%	386	42.8%
Performance-related Remuneration	+	Short-term, one-year remuneration (STI)
		Bonus	238	25.6%	238	25.6%	224	24.9%	224	24.8%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	0	0.0%	0	0.0%	0	0.0%	0	0.0%
		Share Performance Plan 2017	311	33.4%	311	33.4%	293	32.5%	293	32.4%
	=	Total target remuneration	931	100.0%	931	100.0%	901	100.0%	903	100.0%

1 The basic annual salary for Dr. Werner Lanthaler was increased from € 480,000 to € 600,000 with effect from March 1, 2021. This means his fixed basic salary for financial year 2021 was € 580,000.

Remuneration awarded and owed to current Management Board members in the financial year pursuant to Section 162 AktG

The following tables show the fixed and variable remuneration components awarded and owed to the Management Board members in 2020 and 2021 in accordance with Section 162 (1) sentence 2 no. 1 AktG. Since the work for the annual bonus 2021 was completed in full in financial year 2021, it is attributed to the remuneration awarded and owed in 2021 and so included in this remuneration report.

In addition to the amount of remuneration, the individual fixed and variable remuneration components are shown as a proportion of total remuneration in accordance with Section 162 (1) sentence 2 no. 1 AktG. The proportions are based on the remuneration components awarded and owed in the respective financial year, in accordance with Section 162 (1) sentence 1 AktG.

			Dr. Werner Lanthaler				Dr. Cord Dohrmann
			CEO				CSO
			2021		2020		2021		2020
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY1	580	12.4%	480	23.8%	400	19.1%	400	34.5%
	+	Ancillary benefits for the FY	131	2.8%	105	5.2%	51	2.4%	15	1.3%
	=	Total	711	15.2%	585	29.0%	451	21.5%	415	35.8%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
		Bonus for the FY2	590	12.6%	476	23.5%	275	13.1%	377	32.6%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	2,400	51.4%	0	0.0%	1,000	47.7%	0	0.0%
		Share Performance Plan 2017	960	20.6%	960	47.5%	366	17.5%	366	31.6%
	=	Total remuneration as defined in Sec. 162 AktG	4,661	100.0%	2,021	100.0%	2,092	100.0%	1,158	100.0%

			Dr. Craig Johnstone				Enno Spillner
			COO				CFO
			2021		2020		2021		2020
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	340	36.5%	340	36.6%	320	35.5%	320	35.5%
	+	Ancillary benefits for the FY	42	4.5%	42	4.5%	64	7.1%	66	7.3%
	=	Total	382	41.0%	382	41.1%	384	42.6%	386	42.8%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
		Bonus for the FY	234	25.2%	236	25.4%	220	24.5%	222	24.6%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	0	0.0%	0	0.0%	0	0.0%	0	0.0%
		Share Performance Plan 2017	311	33.4%	311	33.5%	293	32.5%	293	32.5%
	=	Total remuneration as defined in Sec. 162 AktG	927	100.0%	929	100.0%	897	100.0%	901	100.0%

1 The basic annual salary for Dr. Werner Lanthaler was increased from € 480,000 to € 600,000 with effect from March 1, 2021. This means his fixed basic salary for financial year 2021 was € 580,000.

2 Dr. Cord Dohrmann received a special bonus of € 100,000 in 2020

Remuneration awarded and owed to former Management Board members in the 2021 financial year pursuant to Section 162 AktG

No members left the Management Board in 2021. There are therefore no benefits or agreed benefits to former Management Board members to be reported.

Remuneration awarded and owed to current Supervisory Board members in the 2021 financial year pursuant to Section 162 AktG

The members of the Evotec Supervisory Board are entitled to a fixed salary and the reimbursement of out-of-pocket expenses in accordance with Article 13 para 1 of Evotec SE’s Articles of Association. In accordance with the recommendations of the German Corporate Governance Code, the positions of Chair and Vice-Chair of the Supervisory Board and the positions of Chair or member of a committee are taken into account when setting the remuneration of the individual members. Each Supervisory Board member receives a fixed salary of € 50,000 as approved by the Annual General Meeting 2019. The Chair receives € 125,000 and the Vice-Chair € 60,000. Members of Supervisory Board committees receive € 10,000 per committee, and the committee Chair receives € 25,000.

		Basic salary		Committee salary		Total remuneration
			in %		in %
		in €	Total	in €	Total	in €
Prof. Dr. Iris Löw-Friedrich	2021	95,438	84.0%	18,178	16.0%	113,616
(since 06/2014)	2020	60,000	85.7%	10,000	14.3%	70,000
Roland Sackers	2021	55,452	61.3%	35,000	38.7%	90,452
(since 06/2019)	2020	50,000	58.8%	35,000	41.2%	85,000
Dr. Mario Polywka	2021	50,000	90.2%	5,452	9.8%	55,452
(since 06/2019)	2020	50,000	100.0%	0	0.0%	50,000
Dr. Elaine Sullivan	2021	50,000	83.3%	10,000	16.7%	60,000
(since 06/2015)	2020	50,000	83.3%	10,000	16.7%	60,000
Kasim Kutay	2021	50,000	83.3%	10,000	16.7%	60,000
(since 06/2020)	2020	27,123	83.3%	5,425	16.7%	32,548
Dr. Constanze Ulmer-Eilfort	2021	27,260	83.3%	5,452	16.7%	32,712
(since 06/2021)	2020	0	—	0	—	0
Prof. Dr. Wolfgang Plischke	2021	56,849	83.3%	11,370	16.7%	68,219
(until 05/2021)	2020	125,000	83.3%	25,000	16.7%	150,000

Comparison of changes in remuneration and profitability

In accordance with Section 162 (1) sentence 2 no. 2 AktG the following table shows the relative change in the remuneration awarded and owed to members of the Management Board and Supervisory Board in the financial year, compared with the average remuneration of employees on a full-time equivalent basis, as well as selected earnings indicators for the Evotec Group.

To show the profitability of the Group the comparison includes the net income recognized in the Company’s separate financial statements, the Adjusted EBITDA and the Group revenue as well as the share price performance and the relative total shareholder return (TSR) for Evotec SE.

To show the average remuneration of employees the target remuneration for all employees is used (not including apprentices, students and interns) on a full-time equivalent basis. This relates to the workforce of Evotec SE in Germany.

Financial year	2021	Change in %	2020	Change in %	2019	Change in %	2018	Change in %	2017

Earnings performance
Net income for Evotec SE (HGB) in €m	(27.8)	(14.9)%	(24.2)	(187.7)%	27.6	(56.6)%	63.5	458.3%	11.4
Adjusted EBITDA Evotec Group in €m	107.3	0.6%	106.7	(13.5)%	123.3	29.0%	95.6	66.6%	57.4
Revenue Evotec Group in €m	618.0	23.4%	500.9	12.2%	446.4	18.9%	375.4	42.3%	263.8
Share price Evotec SE in €	41.6	55.6%	26.7	29.7%	20.6	9.9%	18.7	42.9%	13.1
Relative TSR of Evotec SE vs. TecDAX in % points	31.8	—	27.1	—	(10.1)	—	42.9	—	56.1

Average employee remuneration (in € k)
Average remuneration	75	5.2%	71	4.9%	68	7.1%	63	4.5%	60

Management Board remuneration (in € k)
Dr. Werner Lanthaler	4,661	130.6%	2,021	10.0%	1,837	3.3%	1,779	0.7%	1,767
Dr. Cord Dohrmann	2,092	80.6%	1,158	34.4%	862	2.9%	838	2.9%	814
Dr. Craig Johnstone	927	(0.2)%	929	21.1%	767	—	—	—	—
Enno Spillner	897	(0.5)%	901	20.8%	746	4.8%	712	15.6%	616

Former Management Board remuneration (in € k)
Dr Mario Polywka (until 12/2018)	—	—	—	—	—	(100.0)%	846	3.7%	816

Supervisory Board remuneration (in € k)
Prof. Dr. Iris Löw-Friedrich (since 06/2014)	113,616	62.3%	70,000	7.1%	65,357	86.7%	35,000	0.0%	35,000
Roland Sackers (since 06/2019)	90,452	6.4%	85,000	86.7%	45,536	0.0%	0	0.0%	0
Dr. Mario Polywka (since 06/2019)	55,452	10.9%	50,000	86.7%	26,786	0.0%	0	0.0%	0
Dr. Elaine Sullivan (since 06/2015)	60,000	0.0%	60,000	0.0%	60,000	71.4%	35,000	0.0%	35,000
Kasim Kutay (since 06/2020)	60,000	84.3%	32,548	0.0%	0	—	0	0.0%	0
Dr. Constanze Ulmer-Eilfort (since 06/2021)	32,712	0.0%	0	0.0%	0	—	0	—	0
Prof. Dr. Wolfgang Plischke (until 06/2021)	68,219	(54.5)%	150,000	0.0%	150,000	57.9%	95,000	0.0%	95,000

Former Supervisory Board remuneration (in € k)
Bernd Hirsch (until 06/2019)	—	—	0	(100.0)%	44,107	(37.0)%	70,000	0.0%	70,000
Dr. Claus Braestrup (until 06/2019)	—	—	0	(100.0)%	27,857	(20.4)%	35,000	0.0%	35,000
Prof. Dr. Paul Linus Herrling (until 06/2017)	—	—	0	—	0	—	0	(100.0)%	15,769
Michael Shalmi (until 06/2020)	—	(100.0)%	27,452	(54.2)%	60,000	71.4%	35,000	82.0%	19,231

Miscellaneous

Evotec has Directors and Officers (D&O) liability insurance for the Management Board members. This insurance policy covers the personal liability of Management Board members for any claims made against them for damages in the exercise of their duties. The insurance includes an excess or deductible for the Management Board members in accordance with the German Stock Corporation Act.

Additional remarks

This English report is a translation of the German original. In the event of any differences, the German version is authoritative.

C.	Board Practices

Supervisory Board Practices

As required by the German Stock Corporation Act, Evotec SE has a two-tier board system consisting of Evotec’s Management Board and Evotec’s Supervisory Board. The Management Board is responsible for managing Evotec and representing the Company in its dealings with third parties, while the Supervisory Board appoints and dismisses the members of Evotec’s Management Board and oversees the management of the Company. German law prohibits the Supervisory Board from making operational management decisions. The two boards, however, work closely together to achieve long-term and sustainable growth for the Company and to create shareholder value. They agree on the Company’s strategy and on business transactions that are significant.

Evotec’s Supervisory Board consists of six members – as provided in the current Articles of Association – all of whom are elected by the shareholders by a simple majority of the votes cast at an Annual General Meeting (“AGM”). The proposal to the AGM is carried out in accordance with the German Corporate Governance Code’s recommendations regardless of gender, nationality or age, appointed based on their qualifications, work experience, independence and diversity. Four of the current members of Evotec’s Supervisory Board have been elected at the AGM 2019. Following the resignation of Michael Shalmi with effect as of the AGM 2020, the AGM 2020 has elected Kasim Kutay as his successor in the Supervisory Board. With effective date of the Annual General Meeting 2021, the Chairman of the Supervisory Board, Prof. Dr. Wolfgang Plischke, stepped down from his mandate. The Annual General Meeting elected Dr. Constanze Ulmer-Eilfort as a new member of the Supervisory Board. The Company provides a relevant set of on-boarding materials regarding statutory documents, policies, rules of procedures etc. for each new Supervisory Board member, which set is also accessible to each member in a virtual Board room that was set up.

The Supervisory Board appoints a Chairman and one Vice Chairman from among its members. After the resignation Prof. Dr. Wolfgang Plischke effective to the 2021 Annual General Meeting, Prof. Dr. Iris Löw-Friedrich was elected Chairperson of the Supervisory Board, and Roland Sackers became her Vice Chairman. The members of the Supervisory Board are elected for a term of five years and may be re-elected. The term of the new Supervisory Board ends with the close of the AGM 2024 that is charged with approving the actions of the members of the Supervisory Board in the 2023 fiscal year.

The Supervisory Board has determined concrete objectives regarding its composition and competencies, and prepared a profile of skills and expertise reflecting the company-specific situation. These objectives and skills profiles stipulate that the activities of the Company shall be represented by having a majority of independent Supervisory Board members with national and international experience in the respective fields of (i) Research and Development, (ii) Finance, Capital markets, Legal, Corporate Governance, (iii) Marketing and Sales and Operations and (iv) Healthcare Economy/Public Health. In addition, the Supervisory Board shall ensure that the individual age of a candidate shall not exceed 72 years at the time of the proposal. Diversity with regard to female representation shall be ensured by having a target quota of 30% female members of the Supervisory Board. Finally, the Supervisory Board has agreed on two full terms as the regular limit of length of membership to the Supervisory Board. Overall, the Supervisory Board shall be composed in such a way that the majority of its members are independent and that its members as a group possess the knowledge, ability and expert experience required to properly complete its tasks.

Currently, the composition of Evotec’s Supervisory Board fulfils all those objectives: All members have an extensive international professional background from working in numerous internationally operating companies. Two nationalities are represented and there are three female members. Evotec’s aspiration of a “diversity of thoughts” is ensured by composing an international experienced Board with broad based skill sets rather than focusing specifically on to ethnic, gender or age diversity. The following chart provides additional diversity information about our Supervisory Board.

Board Diversity Matrix (As of April 12, 2022)
Country of Principal Executive Office	Germany
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Members	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	[3]	[3]	[0]	[0]
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	6

Our Supervisory Board as a whole generally makes decisions, however decisions on certain matters may be delegated to committees of our Supervisory Board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the Supervisory Board and determines the order in which the agenda items are discussed, the method and order of voting, as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances. Our Supervisory Board may designate further types of actions as requiring its approval.

In addition, each member of the Supervisory Board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be delegated generally and permanently to third parties. However, the Supervisory Board and its committees have the right to appoint independent experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under applicable European and German law. We would bear the costs for any such independent experts that are retained by the Supervisory Board or any of its committees.

Pursuant to German law, the Supervisory Board may form committees from among its members and charge them with the performance of specific tasks. The Supervisory Board determines the committees’ tasks, authorizations and processes. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

By resolution, the Supervisory Board has established an Audit and Compliance Committee and a Remuneration and Nomination Committee. Set forth in the table below are the current members of each committee.

Name of Committee	Current Members
Audit and Compliance Committee	Roland Sackers, Dr. Constanze Ulmer-Eilfort, Dr. Mario Polywka
Remuneration and Nomination Committee	Prof. Dr. Iris Löw-Friedrich, Roland Sackers, Kasim Kutay, Dr. Elaine Sullivan

Audit and Compliance Committee

Our Audit and Compliance Committee consists of Roland Sackers, Dr. Constanze Ulmer-Eilfort and Mario Polywka. Roland Sackers is the chairperson of the Audit and Compliance Committee. All members of our Audit Committee are considered as independent pursuant to German law and pursuant to the German Corporate Governance Code. The Audit and Compliance Committee assists the Supervisory Board in fulfilling its independent oversight responsibilities with regard to financial reporting and control. The Audit and Compliance Committee shall further oversee our compliance program to ensure that such program meets applicable legal and regulatory requirements and appropriate industry standards. The Audit and Compliance Committee has the responsibility, among others, to:

●	Oversee the accounting and the accounting process, the appropriateness and effectiveness of the internal control system, in particular as it relates to financial reporting;
●	Review the availability of an established and functioning risk management and reporting system and monitor our major financial risk exposure;
●	Oversee the internal process for related party transactions, including approval of any related party transaction outside normal business scope and conditions;
●	Monitor our compliance with legal provisions, regulations and internal company guidelines, discuss our major compliance risks and remediation efforts, and review the compliance program and its adequacy and effectiveness.

To enable the Audit and Compliance Committee to carry out its responsibilities, it has the authority, among others, to:

●	Conduct a preliminary review of the annual consolidated financial statements as well as the annual statutory financial statements;
●	Prepare the Supervisory Board decisions regarding whether to approve the annual consolidated financial statements as well as the annual statutory financial statements and the Supervisory Board proposal to the Annual General Meeting on the election of the independent auditors for the annual consolidated financial statements as well as the annual statutory financial statements;
●	After consultation with the CEO and the CFO, award the audit engagement to the independent auditors elected by the Shareholders’ Meeting;
●	Discuss the quarterly statements and the half-year financial report with the Management Board and the independent auditors;
●	Discuss any material changes to the auditing and accounting methods; and
●	Approve contracts awarded to the independent auditors or to companies that are connected with them on a legal, business or personal basis.

Roland Sackers, Dr. Constanze Ulmer-Eilfort qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, Roland Sackers qualifies as an “Audit and Compliance Committee financial expert” as that term is defined under the Exchange Act.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee consists of Prof. Dr. Iris Löw-Friedrich, Roland Sackers, Kasim Kutay and Dr. Elaine Sullivan. Prof. Dr. Iris Löw-Friedrich is the chairperson of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee’s duties and responsibilities to carry out its purpose include, among others:

●	Reviewing corporate goals and objectives for the remuneration of the members of the Management Board, including evaluation of the performance of the members of the Management Board in light of these goals and making recommendations to the Supervisory Board for remuneration based on such evaluations;
●	Reviewing all equity-based compensation plans and arrangements for members of the Management Board and making recommendations to the Supervisory Board regarding such plans;
●	Reviewing and making recommendations to the Supervisory Board regarding service agreements and any severance arrangements or plans for members of the Management Board;
●	Assisting the Supervisory Board in its oversight of the Management Board’s human resource management, including corporate culture, diversity and inclusion and more;
●	Making proposals for the appointment and dismissal of members of the Management Board; and
●	Identifying and screening individuals qualified to become members of the Supervisory Board.

Management Board and Senior Management

Our Management Board consists of four members. Our Supervisory Board determines the exact number of members of our Management Board. The Supervisory Board may also appoint a chairperson or spokesperson of the Management Board. Dr. Werner Lanthaler has been appointed chairperson of the Management Board.

Our Supervisory Board appoints the members of our Management Board for a term of up to five years. However, new members of the Management Board are appointed for a term of up to three years. They are eligible for re-appointment or extension after the completion of their term in office or at the earliest one year prior to expiration of their term in office, in each case again for up to an additional five years. Extensions of existing contracts have been agreed with Dr. Werner Lanthaler, Dr. Cord Dohrmann and Dr. Craig Johnstone. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of the Management Board may be dismissed with good cause prior to the completion of his or her term. Members of the Management Board have accepted no more than three supervisory board positions with other companies.

The members of our Management Board conduct the daily business of our company in accordance with applicable laws, our Articles of Association and the rules of procedure for the Management Board adopted by our Supervisory Board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders.

A member of the management board of an SE governed by German law may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and our Company, and a member of our Management Board may be liable to us if he or she has a material interest in any contractual agreement between our company and a third party which is not disclosed to and approved by our Supervisory Board.

The rules of procedure for our Management Board provide that generally the Management Board shall pass its resolutions by simple majority of the votes cast, but certain matters require a resolution of the entire Management Board, in addition to transactions for which a resolution adopted by the entire Management Board is required by law or required by our Articles of Association. The Management Board shall constitute a quorum when all members have been invited to a meeting and at least half of the members including the Chief Executive Officer attend. Should a Chairman of the Management Board be appointed, his vote shall be decisive in the event of a parity of votes provided, however, that more than two members of the Management Board participate in passing the resolution. In case the Chief Executive Officer is not attending the meeting, 75% of the Management Board members shall constitute a quorum. In particular, the entire Management Board shall decide on the following matters, among others:

●	The budget plan for the following year, which is to be presented by the Management Board to the Supervisory Board in December of each year;
●	Establishing corporate strategy, realization of organizational synergies and group objectives;
●	Reporting to the Supervisory Board;
●	All measures and transactions that require the Supervisory Board’s approval;
●	All measures and transactions relating to a business area that is of extraordinary importance to Evotec or involving an extraordinary economic risk, including contracts outside the ordinary course of business or if the risk structure of a particular deal deviates significantly from the normal course of business in excess of €1,000,000;
●	Taking on new lines of business or discontinuing existing lines of business;
●	Investments with a total value above €1,000,000;
●	Acquisitions or sales of interests or holdings and
●	Certain large transactions. The following information for the company’s last completed financial year shall be given with respect to, unless otherwise specified, the company’s directors, and members of its administrative, supervisory or management bodies.
D.	Employees

As of December 31, 2021, we employed 4,198 individuals worldwide (December 31, 2020: 3,572; December 31, 2019: 3,030). Of these total employees, 3,346 engaged in our EVT Execute segment, 310 engaged in EVT Innovate and 542 engaged in sales & enabling functions.

Heads as of December 31	2021	2020
Austria	42	29
France	903	766
Germany	1,054	862
Italy	785	703
UK	935	839
US	479	373
Total Evotec Group	4,198	3,572

We are committed to various environmental, social and governance initiatives, including achieving certain climate-based targets, championing diversity and inclusion and building a group-wide learning platform in connection with EVOacademy. None of our employees has engaged in any labor strikes. No collective bargaining agreements apply to the employment relationships of our employees; however, we have a workers’ council at our Göttingen, Hamburg, Lyon, Munich, Toulouse and Verona sites. We consider the relationship with employees to be positive and have not experienced any material labor disputes.

At the end of the reporting year, we had employees representing 81 different nationalities compared to 75 in 2020.

E.	Share Ownership

The members of the Management Board and the Supervisory Board hold less than 1% of the shares issued by the Company. All shares granted unvested SPA’s (Share Performance Awards) and granted unvested RSA’s (Restricted Share Awards) are listed below.

Share Ownership of Managing and Supervisory Directors’

Shares, SPA’s, RSA’s as of December 31, 2021

		Outstanding	Granted		Outstanding	Granted
		Shares from	unvested		Shares from	unvested
	Shares	vested SPA‘s	SPA’s (total)		vested RSA‘s	RSA’s (total)
Management Board
Dr. Werner Lanthaler	1,452,188	0	169,753		0	71,642
Dr. Cord Dohrmann	176,353	0	55,898		0	29,851
Dr. Craig Johnstone	6,387	0	43,590		0	0
Enno Spillner	41,204	0	45,662		0	0
Supervisory Board
Prof. Dr. Wolfgang Plischke	0	0	0		0	0
Prof. Dr. Iris Löw-Friedrich	0	0	0		0	0
Dr. Mario Polywka	0	0	15,978	*	0	0
Roland Sackers	0	0	0		0	0
Kasim Kutay	0	0	0		0	0
Dr. Constanze Ulmer-Eilfort	0	0	0		0	0
Dr. Elaine Sullivan	0	0	0		0	0

*	Granted during Dr. Mario Polywka tenure as COO until 31 December 2018.

A detailed description of the share performance awards and share option plans granted to members of our Management Board and Supervisory Board can be found in the Notes (sections 2 and 21). All shares outstanding have the same voting rights

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents information, as of December 31, 2021, regarding the beneficial ownership of our ordinary shares:

●	Each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares,
●	Each member of our Supervisory Board;
●	Each member of our Management Board; and
●	All members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed based on 176,608,195 ordinary shares outstanding as of December 31, 2021 and 249,915 shares were held in treasury.

Except as otherwise indicated in the table below, the address for each beneficial owner is Essener Bogen 7, 22419 Hamburg, Germany.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Class
5% Beneficial Owner:
Novo Holdings A/S (1)	17,894,807	10.2%
T. Rowe Price Group (2)	16,831,600	9.5%
Mubadala Investment Company (3)	11,481,502	6.5%
Management Board and Supervisory Board:
Dr. Werner Lanthaler	1,452,188	*
Dr. Cord Dohrmann	176,353	*
Dr. Craig Johnstone	6,387	*
Enno Spillner	41,203	*
Prof. Dr. Iris Löw-Friedrich	—	—
Kasim Kutay	—	—
Dr. Elaine Sullivan	—	—
Dr. Mario Polywka	—	—
Roland Sackers	—	—
Dr. Constanze Ulmer-Eilfort	—	—
All Management Board and Supervisory Board members as a group (10 persons)	1,676,131	*

*     Less than one percent.

(1)	Consists of 17,894,807 ordinary shares held by Novo Holdings A/S, Denmark, as reported on the 13G filed with the SEC on February 2, 2022. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(2)	These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The business address of T. Rowe Price Associates, Inc., is 4515 Painters Mill Road, Owing Mills, MD 21117.
(3)	Consists of 11,481,502 ordinary shares held by ATIC Second International Investment Company LLC, Abu Dhabi. Mubadala Investment Company PJSC (“MIC”) is wholly owned by the Government of Abu Dhabi. Investment decisions are taken independently of the Government of Abu Dhabi by the board of directors of MIC, as reported on the 13D filed with the SEC on November 16, 2021. The business address of MIC is Mamoura A Building, Muroor Street, P.O. Box 45005, Abu Dhabi, United Arab Emirates.

Management is not aware of any restriction of the voting rights or the right to transfer. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Holdings by U.S. Shareholders

As of December 31, 2021, 17.6% of our outstanding ordinary shares (including shares in the form of ADSs) were held by 48 U.S.

record holders.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.

B.	Related Party Transactions

For information on related party transaction see Note 32 “Related Party Transactions” of the Notes to Consolidated Financial Statements.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.                 Financial Information

A.	Consolidated Statements and Other Financial Information

Our consolidated financial statements are appended at the end of this annual report on Form 20-F, starting at page F-1, and incorporated herein by reference.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of business. We are currently not a party to any material legal or administrative proceedings. In addition, we are not aware of any material legal or administrative proceedings contemplated to be brought against us. Regardless of outcome, litigation may have an adverse impact on our operations because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the near future. We intend to retain all available funds and any future earnings and reinvest them in the company’s further growth strategy to better leverage long- term growth and sustainability. All of the shares represented by the ADSs generally have the same dividend rights as all of our other outstanding shares.

B.	Significant Changes

A detailed description of the significant changes can be found in the Notes (section 2).

Item 9.                 The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are traded on the Prime Standard of the Frankfurt Stock Exchange under the symbol “EVT”. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “EVO.”

B.	Plan of Distribution

Not applicable.

C.	Markets

For a description of our publicly traded common shares, see “Item 9. The Offering and Listing - A. Offer and Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.               Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information set forth in our Registration Statement on F-1 (File No. 333-260143), effective upon the closing of our initial public offering originally filed with the SEC on October 8, 2021 under the heading DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION (SATZUNG) is incorporated herein by reference.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Business Overview” or “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report (including the Exhibits).

D.	Exchange Controls

There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances and connection with economic sanctions restrictions relating to certain areas, entities or persons because of applicable resolutions adopted by the United Nations and regulations and other legal provisions adopted by the European Union.

For statistical purposes, there are, however, reporting duties regarding transactions involving cross- border monetary transfers. With some exceptions, every corporation or individual residing in the Federal Republic of Germany must report to the German Central Bank (Deutsche Bundesbank) within a certain period of time (i) any payment received from, or made to, a non-resident corporation or individual, or for the account of such person, that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, netting and clearing arrangements, as well as bringing in property and rights into a corporation, branch office or production site. Not included are payments made for the import and export of goods as well as payments made for the processing of loans. Infringements of these reporting duties can be fined as an administrative offense.

E.	Taxation

German Taxation of Holders of ADSs

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of “—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation and of capital gains taxation with respect to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that hold our ADSs.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which, for example, are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this annual report. These laws are subject to change, possibly with retroactive effect. For example, certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, when introduced, may also be applicable on sales and/or transfer of ADSs. In addition, in Germany, for example, there are currently ongoing discussions on an increase of the top tax rate, which may also have an effect on the German tax consequences of acquiring, owning and disposing of the ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this annual report is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1 – S 2204/12/10003), in respect of the taxation of American Depositary Receipts, or ADRs, on domestic shares, or the ADR Tax Circular, for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of Evotec and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are deposited at a domestic depository for the ADS holders).

Furthermore, holders of the ADSs should, in light of the ADR Tax Circular, be treated as beneficial owners of the capital of Evotec with respect to capital gains (see below in section “—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as ADRs within the meaning of the ADR Tax Circular.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes selected German tax consequences of acquiring the ADSs, owning the ADSs and disposing of the ADSs for a holder that is a U.S. treaty beneficiary (defined below). For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital and Certain Other Taxes of 1989, as amended by the Protocol as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) hereinafter referred to as the “Treaty,” who is eligible for relevant benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

●	The beneficial owner of the ADSs (and the dividends paid with respect thereto);

●	A U.S. tax resident corporation or individual;
●	Not also a resident of Germany for German tax purposes; and
●	Not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). Dividends distributed by stock corporations having their registered seat or place of management in Germany qualify as German source income.

According to the ADR Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. Consequently, income from the ADSs should be treated as German source income.

German Withholding Taxation of Dividends of the U.S. Treaty Beneficiaries of the ADSs

Generally, the full amount of a dividend distributed by Evotec to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% (that amount consists of 25% on dividends distributed plus solidarity surcharge of 5.5% thereon). The basis for the withholding tax is generally the dividend approved for distribution by our general shareholders’ meeting. German withholding tax is withheld and remitted to the German tax authorities by (i) the disbursing agent (i.e., the German credit institution, financial services institution or securities institution) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent; (ii) the central securities depository (Wertpapiersammelbank) holding the underlying shares in collective safe custody, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, or (iii) the Company itself if and to the extent shares held in collective custody (Sammelverwahrung) by the central securities depository (Wertpapiersammelbank) are treated as so-called “abgesetzte Bestände” (stock being held separately), in each case regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany. Dividend payments, to the extent funded from Evotec’s tax-recognized contribution account (steuerliches Einlagekonto), do not, subject to certain prerequisites, form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

Pursuant to the Treaty, the German withholding tax may generally not exceed (i) 15% of the gross amount of the dividends received by a U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in Evotec, and (ii) 5% of the gross amount of the dividends received by a U.S. treaty beneficiary that is a company holding ADSs which represent 10% or more of the voting shares in Evotec. The excess of the total withholding tax, including the solidarity surcharge, over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). A U.S. treaty beneficiary other than a company holding ADSs which represent 10% or more of the voting shares in Evotec is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives 85 (85% of the declared dividend) following the refund of the excess withholding.

However, it should be noted that there is uncertainty as to how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders. Further, such refund is subject to the German anti-treaty-shopping rule (as described below in “— Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Withholding Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if the ADSs qualify as a Qualifying Participation. A “Qualifying Participation” exists if a holder at any time during the five years preceding the disposition, directly or indirectly, owned at least 1% or more of Evotec’s share capital, irrespective of whether through the ADSs or shares of Evotec. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, capital gains from the disposal of a Qualifying Participation realized by a U.S. treaty beneficiary are, however, generally exempt from German taxation. Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax in relation to capital gains from the disposal of a Qualifying Participation even under the circumstances described in the preceding paragraph and therefore should not be subject to German taxation on capital gains from the disposition of the ADSs.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent generally means a German credit institution, financial services institution, securities trading enterprise or securities trading bank (in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the holder or conducts sales or other dispositions and disburses or credits the income from the disposal of the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004:017, as most recently amended by a circular dated June 3, 2021, reference number IV C 1 -S 2252/19/10003:002, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns at least 1% of the share capital of a German corporation. Pursuant to German statutory law, the entity responsible for levying withholding tax (such as the disbursing agent) has to take circulars issued by the German tax authorities which are published in the German Federal Tax Gazette (Bundessteuerblatt) (such as the circular mentioned above) into account when imposing withholding tax, so that in practice, the disbursing agents typically comply with the guidance mentioned above.

Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in “—Withholding Tax Refund for U.S. Treaty Beneficiaries.” Claim a refund of taxes withheld on capital gains from the disposition of the ADSs, which do not qualify as Qualifying Participations, may also base on German statutory domestic law.

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax (Kapitalertragsteuer) on dividends that exceeds the applicable Treaty rate and (ii) the full amount of German withholding tax (Kapitalertragsteuer) on capital gains from the disposition of ADSs. The application for such claim is generally to be filed with the Federal Central Office of Taxation (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the capital gains or dividends have been received (bezogen) and, among other things, requires that a withholding tax certificate documenting the imposed German withholding tax is provided by the U.S. treaty beneficiary. Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 9, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

However, in respect of dividends, the refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply if (a) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends and (b) the holder does not directly own 10% or more of the shares of Evotec and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year prior to receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance, dated July 9, 2021, reference number IV C 1-S 2252/19/10035 :014, the withholding tax credit may also be denied as an anti-abuse measure.

In general, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-treaty shopping rule which has been reformed by the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) dated June 2, 2021. Under the reformed German anti-treaty shopping rule, a foreign company has no right to a refund of German withholding tax with regard to income accruing after June 8, 2021 to the extent (i) persons holding ownership interests in the foreign company would not be entitled to the refund if they derived the income (i.e. the dividend distributed by Evotec) directly and (ii) the source of the income does not have a substantial connection to the business activities of the foreign company. The mere generation of the income by the foreign company, passing the income on to the persons holding ownership interests in the foreign company and any activity of the foreign company which is conducted by a business organization that is not appropriate for the business purpose, do not qualify as a business activity within the meaning of the preceding sentence. However, the German anti-treaty shopping rule shall not apply (i) to the extent the foreign company demonstrates that none of the main purposes of its interposition was to obtain a tax advantage or (ii) if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange. Whether or not and to which extent the anti-treaty shopping rule applies to the ADSs has to be analyzed on a case-by-case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Tax Court exist in this regard.

Due to the legal structure of the ADSs, only limited guidance from the German tax authorities exists on the practical application of the refund process with respect to the ADSs and the respective limitations. According to the current ADR Tax Circular, for ADR programs (which are considered comparable to ADS programs) a collective tax certificate in connection with a withholding of tax amounts may no longer be issued by the domestic depositary of the shares upon request of the foreign depositary agents. Rather, individual tax certificates need to be issued which might delay a potential refund procedure. Moreover, the simplified refund procedure based on electronic data exchange (Datenträgerverfahren) for claims for reimbursement based on ADRs is currently not applied by the tax authorities.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation and of capital gains taxation with regard to the general principles applicable to ADS holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, and it has its place of management (Geschäftsleitung) or registered seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets by a German tax resident, dividends and capital gains (other than capital gains from the disposition of a Qualifying Participation) are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the holder’s income tax liability on the dividends will be settled. Dividend payments to the extent funded from Evotec’s tax-recognized contribution account (steuerliches Einlagekonto), do not, subject to certain prerequisites, form part of the taxable dividend income but should lower the holder’s acquisition costs for the ADSs.

Holders of ADSs may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

Losses resulting from the disposal of ADSs can only be offset against capital gains from the sale of any shares (Aktien) and other ADSs. If, however, a holder holds a Qualifying Participation, 60% of any capital gains resulting from the sale and transfer are taxable at the holder’s personal income tax rate (plus solidarity surcharge of up to 5.5% thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individuals being subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals. However, the elimination or reduction of the solidarity surcharge will not affect withholding taxes. Solidarity surcharge will still be levied at 5.5% on the full withholding tax amount and withheld accordingly. There will also not be any separate refund of such withheld solidarity surcharge in case the withholding tax cannot be refunded.

If applicable, church tax (Kirchensteuer) generally has to be withheld from income generated by ADSs held by individuals based on an automatic data access procedure, unless the holder of ADSs has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. The application of church tax (Kirchensteuer) reduces the aggregate rate of German flat income tax on capital income and the solidarity surcharge (Solidaritätszuschlag) thereon from 26.375% to typically approximately 25.79% or approximately 25.86%. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual).

Irrespective of the legal form of the holder, dividends are in principle subject to the aggregate withholding tax rate of 26.375%. The withholding tax is generally creditable in an amount of 25% of the gross dividend against the respective holder’s corporate income tax or income tax liability and in an amount of 1.375% of the gross dividend against the respective holder’s solidarity surcharge (Solidaritätszuschlag) liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may be deducted, upon application, from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly, has to file withholding tax returns for a withholding tax of 15% in accordance with statutory formal requirements and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit (and the corresponding notification and payment obligations) do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance, dated July 9, 2021, reference number IV C 1-S 2252/19/10035:014, as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent, the amount withheld exceeds the income tax liability; the withholding tax will be refunded, if certain requirements are met (including the aforementioned requirements).

Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

In principle, dividends that a corporation receives from German or foreign corporations are subject to corporate income tax (and solidarity surcharge thereon) at a rate of 15.825% and also subject to trade tax of approximately 7.0% to 21.0% depending on the multiplier applied by the relevant municipality. However, with regard to holders in the legal form of a corporation, capital gains are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge). Dividends are also generally 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the holder held at least 10% of the registered share capital (Grundkapital oder Stammkapital) of Evotec (or, arguably, ADSs representing at least 10% of the registered share capital (Grundkapital oder Stammkapital) of Evotec) at the beginning of the calendar year (“Qualifying Dividends”). Five percent of the capital gains and five percent of the Qualifying Dividends are treated as non-deductible business expenses, respectively, and, as such, are subject to corporate income tax (including solidarity surcharge); actual business expenses incurred to generate dividends may be deducted. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the determination of whether a dividend is a Qualifying Dividend. Participations in the share capital of Evotec held through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the respective partner only on a pro rata basis at the ratio of its entitlement to the profits of the partnership. Moreover, actual business expenses allocable to the dividends are deductible.

Capital gains and dividend income of a German tax resident corporation are generally subject to German trade tax of approximately 7.0% to 21.0% depending on the multiplier applied by the relevant municipality. The aforementioned 95% exemption for capital gains generally applies also for trade tax purposes.

However, the amount of any dividends after deducting business expenses related to the dividends is not subject to trade tax if the corporation held at least 15% of Evotec’s registered share capital at the beginning of the relevant tax assessment period. In this case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge (Solidaritätszuschlag) thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag) has been reduced for certain individuals subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals. Church tax (Kirchensteuer) may affect the withholding tax rate as described above in “—ADSs as Private Assets (Privatvermögen).” The dividend income and 60% of the capital gains are generally subject to trade tax, which is fully or partly creditable against the individual’s personal income tax by a lump-sum method (and such credit also reduces the solidarity surcharge (Solidaritätszuschlag) and, if applicable, church tax (Kirchensteuer)). Dividends (after deduction of business expenses economically related thereto) are exempt from trade tax if the holder held at least 15% of Evotec’s registered share capital at the beginning of the relevant tax assessment period.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

The transfer of ADSs to another person by inheritance or gift should be generally subject to German inheritance and gift tax—applying the principles set forth in the ADR Tax Circular although the ADR Tax Circular does not explicitly refer to this tax—only if:

(i)	The decedent or donor or heir, beneficiary or other transferee (a) maintained his or her domicile or a usual residence in Germany, (b) had its place of management or registered office in Germany at the time of the transfer, (c) is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or (d) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);
(ii)	At the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or
(iii)	The ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer The decedent or donor has held 10% or more of the registered share capital of Evotec and that directly or indirectly, either alone or together with related persons.

The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double Taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the “United States-Germany Inheritance and Gifts Tax Treaty,” provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of

(i) and (ii) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. If certain requirements are met, an entrepreneur may opt, however, for value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany.

Material U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ADSs. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire the ADSs and the ownership and disposition thereof. This discussion applies only to a U.S. Holder of that holds the ADSs as capital assets for U.S. federal income tax purposes, and this discussion applies only to such ADSs. This discussion assumes the ADS are denominated in U.S. dollars. This discussion is general in nature, and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	Certain financial institutions;
●	Regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;
●	Dealers or traders in securities who use a mark-to-market method of tax accounting;
●	Persons holding ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ADSs;
●	Persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	Entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities or investors in such entities,
●	Tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
●	Any persons directly or indirectly acquiring our ADSs in connection with the performance of services;
●	Persons who are required to accelerate the recognition of any item of gross income with respect to

ADSs because of such income being recognized on an applicable financial statement;

●	Persons that own or are deemed to own ten percent or more of our capital stock, directly or indirectly through ADSs, (by vote or value); or
●	Persons holding ADSs in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partner and the partnership. Partnerships holding ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the ADSs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed (to the extent to which taxpayers may rely thereon) Treasury Regulations, and the income tax treaty between Germany and the United States (the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. We have not sought, and do not expect to seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court would agree with our statements and conclusions or that a court would not sustain any challenge by the IRS in the event of litigation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs, who is eligible for the benefits of the Treaty and who is:

(i)	an individual who is a citizen or individual resident of the United States;
(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein, or the District of Columbia;
(iii)	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
(iv)	a trust if either (1) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, and local and non-U.S. tax consequences to them of the exchange of ADSs for the underlying ordinary shares represented by those ADSs, as well as the ownership and disposition of such ordinary shares in light of their particular circumstances.

The U.S. Treasury has expressed concern that parties to a pre-release of American depositary shares, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of German taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances. In particular, because our group currently includes a U.S. subsidiary, (i.e., Evotec (US), Inc.) and therefore under current law our foreign subsidiaries are treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our capital stock, directly or through ADSs, (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our ADSs.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF U.S. NON- INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. JURISDICTION, IN LIGHT OF THEIR PARTICULAR SITUATION.

Dividends

As discussed above under “Dividend Policy,” we do not expect to make distributions on our ADSs in the near future. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on ADSs, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution with respect to ADSs exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the holder’s adjusted tax basis in its ADSs, and, thereafter, as capital gain, which is subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition.” Because we do not, and do not intend to, maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. If and for so long as our ADSs are listed on the Nasdaq or another established securities market in the United States (in the case of ADSs) or if and for so long as we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are not treated as a PFIC with respect to the U.S. Holder in the taxable year in which the dividend is paid and were not treated as a PFIC with respect to the U.S. Holder in the preceding taxable year, and if certain minimum holding period and other requirements are met, and therefore, subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, may be taxable at rates not in excess of the long-term capital gain rate then applicable to such U.S. Holders. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of German income taxes. Subject to the PFIC rules described below, the amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to the PFIC rules described below, dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into or exchanged for U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the German tax withheld in accordance with the Treaty at a rate not exceeding the rate provided by the Treaty and paid over to the German taxing authority will be creditable or deductible against a U.S. Holder’s U.S. federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income described below) and German taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any German income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Gain On Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of (which, subject to the PFIC rules described below, generally will equal the cost of such ADSs to the U.S. Holder) and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Considerations

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains. [Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to the composition of our income and assets, including the implied value (based on our market capitalization) of our assets that produce non-passive income during 2021, we do not believe that we were a PFIC for our 2021 taxable year.] However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we Whether we or any of our subsidiaries will be a PFIC in 2021 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that may generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income, if any, may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold the ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury Regulations with respect to its ADSs.

Under attribution rules, assuming we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described in the following paragraphs on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even if the U.S. Holder has not received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held ADSs (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such ADSs, or an indirect disposition of shares of a Lower-tier PFIC, would be allocated ratably over the U.S. Holder’s holding period for such ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its ADSs (or a distribution by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, if the ADSs are “marketable.” ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury Regulations. If the mark-to-market election is available and a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of the ADSs, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included because of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to be treated as “marketable” for purposes of the PFIC rules or the IRS consents to its revocation.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund” election (a “QEF Election”) with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. In order to make such an election, a United States person would be required to make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the United States person’s timely filed U.S. federal income tax return generally for the first taxable year that the entity is treated as a PFIC with respect to the United States person. A U.S. Holder generally may make a separate election to defer payment of taxes on the undistributed income inclusion under the QEF rules, but if deferred, any such taxes are subject to an interest charge. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. There is no assurance that we will provide information necessary for U.S. Holders to make QEF Elections. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election will not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ADSs by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed, if any, on the ADSs that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ADSs in an amount equal to the difference between the amount realized and its adjusted tax basis in the ADSs. U.S. Holders should note that if they make QEF Elections with respect to Lower-tier PFICs, if any, and us they might be required to pay U.S. federal income tax with respect to their ADSs, for any taxable year significantly in excess of any cash distributions, if any, received on the ADSs, as applicable, for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns ADSs during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2022 in any future year. You should consult your tax advisor regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ADSs, as applicable, the consequences to them of an investment in a PFIC (and any Lower-tier PFICs), any elections available with respect to our ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of shares of a PFIC (including any ADSs representing such shares).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, if the required information is timely furnished to the IRS.

Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals and certain entities may be required to report information relating to an interest in the ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding whether or not they are obligated to report information relating to their ownership and disposition of ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.               Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several financial risks concerning specific areas including but not limited to foreign exchange risk, interest risk, liquidity risk and credit risk. Market risk is the risk that changes in market conditions will affect our results of operations or the value of the financial instruments held.

Foreign Exchange Risk

We operate via our Euro zone companies, mainly in Germany, Italy and France, but we also conduct business in the United Kingdom and the United States. Our consolidated financial statements are reported in Euros. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities and we carry both translational and transactional foreign exchange risk. We generate a significant portion of our revenue and incur a significant portion of our expenses in certain non-Euro currencies, principally U.S. dollars and pound sterling. We hold our deposits primarily in three major currencies (Euro, U.S. dollars and pound sterling) in which we do business. For the year ended December 31, 2021, 51% and 12% of our revenue and 22% and 20% our cost of revenue was in U.S. dollars and pound sterling, respectively.

We currently engage in hedging activities and use forward contracts and spot transactions to convert U.S. dollars to Euros and pound sterling by means of mitigating our exposure to exchange rate fluctuations.

Translational risk:

Exchange rate fluctuations between the applicable foreign currency and the Euro will affect the translation of foreign subsidiaries’ financial results into Euro for purposes of reporting our consolidated statements of comprehensive income. The process by which we translate each foreign subsidiary’s financial results to Euro is as follows:

●	assets and liabilities including goodwill of foreign subsidiaries with functional currencies other than the Euro are translated into Euro using the respective exchange rates at the end of the reporting period.

●	income statements of subsidiaries are translated using monthly average exchange rates during the respective period.

Gains or losses resulting from translating foreign functional currency financial statements are recognized directly in other comprehensive income and realized on termination of the respective position.

Transactional risk:

We record all foreign currency transaction and remeasurement gains and losses as other finance income (expense), net on the consolidated income statement. We do not have significant operations in countries considered highly inflationary.

Interest Rate Risk

We are exposed to interest rate risk through variable interest-bearing loans as well as current investments, in particular in Germany, but also at our foreign entities. The fair value of debt varies from the carrying amount if there is a difference between the underlying interest rate to the market interest rate.

We regularly use interest rate swaps to hedge the interest rate risks from borrowings. In November 2018, we agreed to two three-year interest rate swaps with a floor at [0.00% and a notional amount of €4 million each with two German banks to swap Euribor against a fixed rate of 0.20% and 0.22%, respectively. Currently, this results in a fixed interest rate of 1.45% and 1.47%, respectively for an amount of €8 million of our credit lines.]

We conduct sensitivity analyses annually based on the exposure to interest rates at the applicable reporting date, which is discussed in our consolidated financial statements included in this prospectus. Financial instruments with fixed interest rates or those covered by an interest rate swap are not subject to cash flow risks and therefore are not included in the sensitivity analysis.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet our contractual obligations. Our credit risk arises primarily from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. We attempt to limit our exposure to credit risk by maintaining our bank accounts and short-term deposits with well-established banks. For our credit exposure to customers, we perform ongoing credit evaluations of our customers’ financial condition and maintain an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. Our accounts receivables are generally unsecured and are not backed by collateral from our customers. As of December 31, 2021 and December 31, 2020, one customer accounted for 23% and 9% of our trade receivables, respectively. Concentrations of credit risk with respect to trade accounts receivables are generally limited by a number of geographically diverse customers and our monitoring procedures.

Item 12.               Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, registers and delivers the American Depositary Shares, or the ADSs. Each ADS represents one-half of one share (or a right to receive one share) deposited with BNP Paribas (Deutschland) OHG as custodian for the depositary in Germany. Each ADS also represents any other securities, cash or other property, which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 383 Madison Avenue, Floor 11, New York, New York 10179.

For more complete information, you should read the entire amended and restated deposit agreement and the form of American Depositary Receipt. A copy of the amended and restated deposit agreement and the form of American Depositary Receipt are incorporated by reference as Exhibits 2.1 and 2.2 of this annual report, respectively.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.50 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.50 (or less) per ADS per calendar year Registration or transfer fees	Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agent for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

PART II

Item 13.               Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Material Modifications to Instruments

Not applicable.

B.	Material Modification to Rights

Not applicable.

C.	Withdrawal or Submission of Assets

Not applicable.

D.	Changes in Trustees or Paying Agents

Not applicable.

E.	Use of Proceeds

On November 3, 2021, our registration statement on Form F-1 (File No. 333-260143), as amended, was declared effective by the SEC for our initial public offering of our ADSs, each representing one-half of one ordinary share, no par value per share, pursuant to which we offered and sold a total of 22,995,000 of our ADSs, at a public offering price of $21.75 per share. Morgan Stanley and BofA Securities acted as lead joint book-running managers for the offering. The offering began on November 3, 2021 and was completed on November 8, 2021.

There has been no significant change in the planned use of proceeds from our initial public offering as described in our prospectus dated November 3, 2021 and filed with the SEC on November 3, 2021.

Item 15. Controls and Procedures.

A.	Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure,

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by Rules of the Securities and Exchange Commission for newly registered companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report from our Registered Public Accounting Firm regarding internal control over financial reporting of due to our Emerging Growth Company status and due to the transition period established by rules of the SEC for newly public companies.

D.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting

Item 16. [Reserved]

Item 16A.            Audit Committee Financial Expert

Our Board of directors has determined that Roland Sackers is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Roland Sackers is independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. For more information see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Committees — Audit Committee.”

Item 16B.             Code of Ethics.

We have adopted a Code of Conduct, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. The Code of Conduct applies to all of our Supervisory Board members, Management Board members, directors of our subsidiaries and our affiliates and employees. The full text of the Code of Conduct is available on our website at https://www.evotec.com. The information and other content appearing on our website does not constitute a part of this Annual Report and is not incorporated by reference herein. Any amendments or waivers from the provisions of the Code of Conduct for members of our Supervisory or Management Boards will be disclosed on our website promptly following the date of such amendment or waiver.

Our Code of Conduct also includes our policy on conflicts of interest and sets forth guidelines for employee conduct which are intended to prevent actual or perceived conflicts of interest. Under our conflicts of interest policy, employees are directed to avoid situations in which they are directly or indirectly involved in, linked to or draw personal gain from external business activities if those activities are in any way linked to the activities of Evotec. Additionally, employees may not make use of, disclose or share any company information that is not in the public domain. These prohibitions also apply to the family members and close friends of employees.

In addition, we have implemented compliance policies that describe the compliance management systems that have been implemented for us and our subsidiaries. Our compliance policies are designed to ensure compliance with applicable legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. For example, the company requires that all board members and other employees attend electronic or face-to-face trainings tailored to specific compliance issues and risks at the company. Our compliance program is overseen by the company’s compliance officer who functions as an independent and objective body that reviews and evaluates compliance issues and concerns within our organization. The overall responsibility for the compliance management system lies with the Management Board. The Audit and Compliance Committee receives regular reports on the operation of the compliance management system.

Item 16C.            Principal Accountant Fees and Services.

BDO AG, Wirtschaftsprüfungsgesellschaft (BDO) has served as our independent registered public accounting firm for the year ended December 31, 2021.

The following table sets out the aggregate fees for professional audit services and other services rendered exclusively by BDO in 2021:

(in 000`€)	2021
Audit Fees	821
Audit-Related Fees	16
Tax Fees	—
All Other Fees	30
Total	867

The audit fees relate to the audit of the consolidated financial statements of Evotec SE and the statutory audits of the financial statements of Evotec SE and Evotec International GmbH.

Audit-Related fees relate to an analytical plausibility check of the interim financial statements as of September 30, 2021.

Other fees relate to a readiness check for the non-financial report (sustainability report).

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY) served as our independent registered public accounting firm for the year ended December 31, 2020. The following table sets out the aggregate fees for professional audit services and other services rendered by EY and their member firms and / or affiliates in 2020:

(in 000`€)	2021	2020
Audit Fees	1,604	725
Audit-Related Fees	532	52
Tax Fees	—	—
All Other Fees	—	5
Total	2,136	781

The fees attributable exclusively to EY of k€ 495, included k€ 446 of audit services, as well as other assurance services of k€ 49. The amount relating to audit services includes k€ 81 from prior-year financial statements.

Additionally in 2021, aggregate fees for professional audit services and other services rendered by EY amounted to k€ 2,136. Thereof, k€ 1,604 related to audit fees and k€ 532 to audit-related fees mainly in the context of the listing in the USA.

The Audit Committee has approved the audit fees and all of the fees for other assurance services and other fees for other services for the years 2021 and 2020. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

Item 16D.             Exemptions from the Listing Standards for Audit Committees.

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which exempts a minority of the members of the audit committee from the independence requirements for one year from the effective date of the registrants’ statement, filed in connection with the initial public offering. We believe such reliance does not adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

Item 16E            Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers.

None.

Item 16F.             Change in Registrant’s Certifying Accountant.

On October 27, 2021, Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (EY) resigned as our independent registered accounting firm. On November 8, 2021, at the recommendation of the Audit Committee, the Supervisory Board engaged BDO AG, Wirtschaftsprüfungsgesellschaft (BDO) as our new independent registered public accounting firm for the year ended December 31, 2021, subject to German court procedures. The necessary German court procedures for BDO’s official appointment were completed on October 29, 2021.

EY’s reports on Evotec’s consolidated financial statements for the years ended December 31, 2020 and 2019, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except EY’s report on the consolidated financial statements of Evotec SE as of December 31, 2020 and for the years ended December 31, 2020 and 2019 contained a separate paragraph referring to the effects of the adjustments to retrospectively apply a change in accounting that were audited by BDO.

During the years ended December 31, 2020 and 2019, and to November 8, 2021, there were no disagreementswith EY, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to EY satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with any reports it would have issued. During the years ended December 31, 2020 and 2019, and to November 8, 2021, there were no reportable events as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Evotec has provided EY with a copy of the foregoing disclosure and has requested that EY furnish to Evotec a letter addressed to the Securities and Exchange Commission stating whether EY agrees with such disclosure. We have included as Exhibit XX to this Form 20-F a copy of the letter from EY as required by Item 16F(a)(3) of Form 20-F.

During the fiscal years ended December 31, 2020 and 2019, and to November 8, 2021, Evotec did not consult with BDO regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by BDO on Evotec’s consolidated financial statements. Further, BDO did not provide any written or oral advice that was an important factor considered by Evotec in reaching a decision as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item16F(a)(1)(v) of Form 20-F.

Item 16G.             Corporate Governance

Evotec SE is incorporated under the laws of Germany, with securities publically traded in the Frankfurt Stock Exchange and the United States Nasdaq. As a foreign private issuer, Nasdaq Stock Market Rule 5615(a) generally permits us to follow home country corporate governance practices instead of certain provisions of the Nasdaq Stock Market Rules. The following summarizes the principal ways in which our corporate governance practices differ from the Nasdaq corporate governance rules applicable to U.S. domestic issuers (the Nasdaq Stock Market Rules).

German Law overview

The primary sources of law relating to the corporate governance of a German company are the German Act on the Implementation of Council Regulation No. 2157/2001 of October 8, 2001 on the Statute for a European Company (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) – SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004, and the German Stock Corporation Act (Aktiengesetz), the German Securities Trading Act (Wertpapierhandelsgesetz), the German Securities Purchase and Take Over Act (Wertpapiererwerbs- und Übernahmegesetz), the Stock Exchange Admission Regulations, and the German Commercial Code (Handelsgesetzbuch). In addition to these mandatory rules, the German Corporate Governance Code (the “Code”) contains recommendations for generally accepted best practice standards for corporate governance. Pursuant to the German Stock Corporation Act, the management and the supervisory boards of publicly listed companies like Evotec SE must publish and at all times make available to shareholders, an annual declaration that either states that company has complied with all of the recommendations of the Code or that lists the recommendations that the company has not complied with and the reasons for the deviation. Evotec has published its deviations from the Code in an official declaration on its website.

The significant differences between the corporate governance practices that we follow and those set forth in the Nasdaq Stock Market Rules applicable to domestic issuers are:

Board Structure

Nasdaq Listing Rule 5605 implies a unitary board of directors and requires mandatory independence for a majority of the members affirmatively determined via specific tests of independence. As required by the German Stock Corporation Act, our corporate governance structure consists of a two-tiered system consisting of a Management Board and a Supervisory Board with a clear separation of management and control and with no individuals being a member of both boards. The Management Board is responsible for managing and representing the company in its dealings with third parties, while the Supervisory Board appoints or dismisses and oversees the members of the Management Board. German law prohibits the Supervisory Board from making operational management decisions. Currently, all six of our Supervisory Board members are considered independent within the meaning of the Code. As permitted by the listing requirements of Nasdaq, we have opted out of complying with Nasdaq Listing Rule 5605(b)(2), which requires independent directors to hold regularly scheduled meetings at which only independent directors are present as this is not a requirement of our home country rules.

Audit Committee

Nasdaq Listing Rule 5605(c) requires companies to have an audit committee with a written charter covering certain specific requirements of the committee, consisting of at least three members, all members are to be independent unless specific circumstances are satisfied, members must have general financial literacy, and one member must have the special knowledge and experience of the application of accounting principles and internal control procedures demonstrable of a high level of financial sophistication. By contrast, German law does not require a separate charter for an audit committee nor does it require that all members of the audit committee be independent or financially literate. Furthermore, German law requires only that one audit committee member has specialist knowledge in the areas of accounting and internal control processes and another member has specialist expertise in the field of auditing. Though not required by home country rules, we have adopted Nasdaq standards and currently maintain an audit committee of a majority independent members, as directed by a written charter, whom we believe all of which are financially literate and one of which is a financial expert pursuant to Item 407(d)(5) of Regulation S-K.

Compensation Committee

In lieu of a Compensation Committee required pursuant to Nasdaq Listing Rule 5605(d), we follow home country practices and rely on the Supervisory Board to collectively determine the compensation of the CEO and all other members of the Management Board based on recommendation from the Remuneration and Compensation Committee. Pursuant to German law and in accordance with the requirements of our Articles of Association, the Supervisory Board’s compensation and nominations are determined by a Remuneration and Nomination Committee.

Meeting of Shareholders (Proxy Solicitation and Quorum).

Proxy Solicitation

Nasdaq Listing Rule 5620(b) requires companies to solicit proxies and provide proxy statements for all meetings of shareholders and to furnish such proxy solicitation(s) to Nasdaq. We do not follow Nasdaq requirements regarding the provision of proxy statements for general meetings of shareholders and rely on home country practice. Under German law, shareholders have the right to exercise their voting rights in the shareholders’ meeting through proxies appointed by them in writing. The proxies appointed by the company are obligated to vote only in accordance with the instructions of the represented shareholder.

Shareholder Quorum

Nasdaq Listing Rule 5620(c), requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. We do not follow the Nasdaq quorum requirements applicable to meetings of shareholders and rely on home country practice. German law does not require a specific quorum for the general meeting and such requirement is not stipulated in our articles of association.

Shareholder Approval of Securities Issuances

Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking certain transactions (such as, acquisitions which results in the issuance of 20% or more of outstanding share capital or voting power, change of control transactions, establishing or materially amending an equity compensation arrangement, and entering into a transaction other than a public offering involving the sale, issuance or potential issuance of shares (or securities convertible into or exercisable for shares) equal to 20% or more of outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock). Consistent with the German Stock Corporation Act (Aktiengesetz), approval by the shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles).

Code of Conduct

Nasdaq Listing Rule 5610 requires companies to adopt one or more codes of conduct applicable to all directors, officers and employees. Although there is no requirement under German law for a company to have a code of conduct, we nevertheless have one in place applying to board members and employees alike.

Item 16H.             Mine Safety Disclosure.

Not applicable.

Item 16I.             Disclosure Regarding Foreign Jurisdictions that prevent Inspections

Not applicable.

PART III

Item 17.             Financial Statements.

Not applicable.

Item 18.             Financial Statements.

See pages F-1 through F-99 of this Annual Report on Form 20-F.

Item 19.             Exhibits.

Exhibit No.	Description

1.1*	Articles of Association of Evotec SE.

2.1

Form of Amended and Restated Deposit Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

2.2

Form of American Depositary Receipt (included in Exhibit 2.1, which is incorporated herein by reference to Exhibit 4.3 to the Company’s Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

2.3*	Description of Securities.

2.4*	Company’s Specimen Certificate for Ordinary Shares.

2.5†

Investment Agreement between the Company and ATIC Second International Investment Company LLC, dated October 12, 2020 (incorporated herein by reference to Exhibit 4.4 to the Company’s Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

2.6†

Investment Agreement between the Company and Novo Holdings A/S, dated October 12, 2020 (incorporated herein by reference to Exhibit 4.5 to the Company’s Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.1

Summary of Lease Agreement between the Company and GA Hamburg EB B.V. relating to Essener Bogen 7, 22419 Hamburg, dated December 22, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.2†

Lease Agreement between the Company and MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited relating to Unit 117, Milton Park, Abingdon, Oxfordshire, OX14 4RZ (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.3†

Lease Agreement between the Company and M&T Partners, Inc., relating to 22857 N.E. Marketplace Drive, Redmond, Washington 98053 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.4

Stock Option Plan and Share Performance Plan 2017 for Senior Executives (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-8 (File No. 333-260920) filed with the SEC on November 9, 2021).

4.5*	Stock Option Plan and Share Performance Plan 2017 for Management.

4.6

Restricted Share Plan 2020 for Management. (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.7

Restricted Share Plan 2020 for Non-Management (incorporated herein by reference to Exhibit 10.7 to the Company’s Draft Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.8†

Form of Share Purchase Agreement by and among Sanofi-Aventis Recherche & Developpement and Evotec (France) SAS, dated July 1, 2020 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.9

Summary of Promissory Notes between Deutsche Bank Aktiengesellschaft, Landesbank Baden- Wurttemberg and Evotec SE (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.10†

Finance Contract regarding Drug Discovery RDI between the European Investment Bank and Evotec AG, dated September 8, 2017 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.11†

Drug Discovery & Development Services Agreement between Aptuit (Verona) Srl and Novo Nordisk A/S, dated July 10, 2018. (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.12†

Drug Discovery & Development Services Agreement between Evotec International GmbH and Novo Nordisk A/S, dated September 10, 2019 (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

4.13†

Research Collaboration and License Agreement between Evotec International GmbH and Novo Nordisk A/S, dated July 8, 2020 (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

8.1*	List of Subsidiaries.

12.1*	Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm BDO.

15.2*	Consent of Independent Registered Public Accounting Firm EY

16.1*	Letter from Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft to the U.S. Securities and Exchange Commission, dated April 26, 2022

101	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101	Inline XBRL Calculation Linkbase Document.

101	Inline XBRL Definition Linkbase Document.

101	Inline XBRL Labels Linkbase Document.

101	Inline XBRL Presentation Linkbase Document.

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*Filed herewith.

†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Evotec SE

		By:	/s/ Werner Lanthaler
Werner Lanthaler, Chief Executive Officer

/s/ Enno Spillner
Enno Spillner, Chief Financial Officer

Date:	April 26, 2022

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Evotec SE

Hamburg, Germany

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Evotec SE and Subsidiaries (the “Company”) as of December 31, 2021, the related consolidated income statement and statements of comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2020 and 2019 consolidated financial statements to retrospectively apply the change in accounting for defined benefit plans, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 or 2019 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 or 2019 consolidated financial statements taken as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2021.

Frankfurt am Main, Germany

April 25, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evotec SE

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the consolidated statement of financial position of Evotec SE and subsidiaries (the Company) as of December 31, 2020 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “2020 and 2019 consolidated financial statements”). The 2020 and 2019 consolidated financial statements before the effects of the adjustments discussed in Note 2 are not presented herein.

In our opinion, the 2020 and 2019 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO AG Wirtschaftsprüfungsgesellschaft.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft

We served as the Company's auditor from 2014 to 2020.

Hamburg, Germany

July 9, 2021, except for Note 4, to which the date is August 19, 2021

Evotec SE and Subsidiaries -

Consolidated income statement for the years ended 31 December 2021, 2020 and 2019

	footnote
in k€ except share and per share data	reference	Year ended 31 December 2021	Year ended 31 December 20201)	Year ended 31 December 20191)
Revenues	23	618,034	500,924	446,437
Costs of revenue		(466,491)	(375,181)	(313,546)
Gross profit		151,543	125,743	132,891

Operating income and (expenses)
Research and development expenses	25	(72,200)	(63,945)	(58,432)
Selling, general and administrative expenses	26	(105,445)	(77,205)	(66,433)
Impairment of intangible assets	14	(683)	(3,244)	(10,272)
Impairment of goodwill		—	—	(1,647)
Other operating income	26	73,472	72,175	76,498
Other operating expenses		(5,691)	(4,968)	(9,898)
Total operating income and (expenses)		(110,547)	(77,187)	(70,184)
Operating income		40,996	48,556	62,707

Non-operating income (expense)
Interest income		2,272	1,339	2,232
Interest expense		(9,254)	(8,465)	(7,456)
Measurement result from investments	10	223,791	1,500	80
Share of the result of associates accounted for using the equity method	9	(16,570)	(10,434)	(2,210)
Impairment of investments using the equity method		(11,863)	—	—
Other income from financial assets		24	70	32
Other expense from financial assets		(198)	(43)	—
Foreign currency exchange gain (loss), net		7,843	(6,935)	1,220
Other non-operating income		84	683	234
Other non-operating expense		(145)	(431)	(164)
Total non-operating income (expense)		195,984	(22,716)	(6,032)

Income before taxes		236,980	25,840	56,675
Current tax expense	19	(16,404)	(12,065)	(12,628)
Deferred tax income (expense)	19	(5,066)	(7,497)	(6,735)
Total taxes		(21,470)	(19,562)	(19,363)
Net income		215,510	6,278	37,312

thereof attributable to:
Shareholders of Evotec SE		215,510	6,278	38,156
Non-controlling interest		—	—	(844)

Weighted average shares outstanding		166,405,926	153,752,241	149,725,607
Net income per share (basic)		1.30	0.04	0.25
Net income per share (diluted)		1.30	0.04	0.25
1)

Includes the impacts of the IFRIC final agenda decisions of April 2021 of benefits to periods of service, as described in Note 2 “First time adoption of new accounting standards in the financial year 2021”

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of comprehensive income for the years ended 31 Decemeber 2021, 2020 and 2019

	footnote	Year ended	Year ended	Year ended
in k€	reference	31 December 2021	31 December 2020	31 December 2019
Net income		215,510	6,278	37,312

Accumulated other comprehensive income

Items which are not re-classified to the income statement
Remeasurement of defined benefit obligation	30	664	(580)	(1,047)
Taxes	19	7	149	(525)

Items which have to be re-classified to the income statement at a later date
Foreign currency translation		26,091	(17,655)	9,075
Revaluation and disposal of investments		(1,878)	126	135

Other comprehensive income		24,884	(17,960)	7,638
Total comprehensive income		240,394	(11,682)	44,950
Total comprehensive income attributable to:
Shareholders of Evotec SE		240,394	(11,682)	45,794
Non-controlling interest		—	—	(844)

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of financial position as of 31 December 2021 and 31 December 2020

in k€ except share data	footnote reference	as of 31 December 2021	as of 31 December 20201)
Assets
Current assets:
Cash and cash equivalents	4	699,326	422,580
Investments	4	158,908	59,350
Trade accounts receivables	5	132,078	79,005
Accounts receivables from associated companies and other long-term investments		2,643	8,891
Inventories	6	25,793	13,585
Current tax receivables		23,419	21,718
Contract assets	7	18,614	12,607
Other current financial assets		264	10,704
Prepaid expenses and other current assets	8	39,895	30,404
Total current assets		1,100,940	658,844

Non-current assets:
Long-term investments	10	268,793	19,289
Long-term investments accounted for using the equity method	11	13,068	39,710
Property, plant and equipment	11, 12	484,597	337,297
Intangible assets, excluding goodwill	13	30,851	98,036
Goodwill	14	257,569	247,370
Deferred tax asset	19	17,359	24,392
Non-current tax receivables	15	55,966	36,485
Other non-current financial assets		5,148	22
Other non-current assets		870	892
Total non-current assets		1,134,221	803,493
Total assets		2,235,161	1,462,337

	footnote
in k€ except share data	reference	as of 31 December 2021	as of 31 December 20201)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current loan liabilities	16	36,136	15,392
Current portion of lease obligations	12	14,473	14,616
Trade accounts payable		72,598	42,549
Provisions	17	39,260	41,848
Contract liabilities	18	112,061	66,477
Deferred income		14,718	4,172
Current income tax payables		10,596	3,362
Other current financial liabilities	20	12,115	—
Other current liabilities		12,559	20,043
Total current liabilities		324,516	208,459

Non-current liabilities:
Non-current loan liabilities	16	326,344	331,019
Long-term lease obligations	12	135,964	130,938
Deferred tax liabilities	19	17,688	20,399
Provisions	17	18,021	20,731
Contract liabilities	18	33,476	22,437
Deferred income		1,000	3,693
Other non-current financial liabilities		467	205
Total non-current liabilities		532,960	529,422

Stockholders’ equity:
Share capital2)	22	176,608	163,915
Additional paid-in capital		1,430,136	1,030,702
Accumulated other comprehensive income		(12,638)	(37,522)
Accumulated deficit		(216,421)	(432,639)
Equity attributable to shareholders of Evotec SE		1,377,685	724,456
Non-controlling interest		—	—
Total stockholders’ equity		1,377,685	724,456
Total liabilities and stockholders’ equity		2,235,161	1,462,337
1)

Includes the impacts of the IFRIC final agenda decisions of April 2021 of benefits to periods of service, as described in Note 2 “First time adoption of new accounting standards in the financial year 2021”

2)	176,608,195 and 163,914,741 shares issued and outstanding in 2021 and 2020, respectively

See accompanying notes to consolidated financial statements

Evotec SE and Subsidiaries -

Consolidated statement of changes in stockholders’ equity for the years ended 31 December 2021, 2020 and 2019

					Income and expense
					recognised in other			Stockholders’
		Share capital			comprehensive income			equity
				Additional	Foreign			attributable to		Total
in k€	footnote			paid-in	currency	Revaluation	Accumulated	shareholders	Non-controlling	stockholders’
except share data	reference	Shares	Amount	capital	translation	reserve	deficit1)	of Evotec SE	interests	equity
Balance at 01 January 2019		149,062,794	149,063	783,154	(33,202)	6,002	(481,013)	424,004	876	424,880
Impact of applying IFRIC agenda decision on IAS 191)		—	—	—	—	—	1,500	1,500	—	1,500
Balance at 01 January 2019 after impact of applying IFRIC agenda decision on IAS 19		149,062,794	149,063	783,154	(33,202)	6,002	(479,513)	425,504	876	426,380
Exercised stock options	22	1,839,784	1,840	61	—	—	—	1,901	—	1,901
Stock option plan	22	—	—	3,650	—	—	—	3,650	—	3,650
Capital increase of subsidiary with non-controlling interests	21	—	—	—	—	—	—	—	(32)	(32)
Deferred and current tax on future deductible expenses		—	—	—	—	—	1,764	1,764	—	1,764
Other comprehensive income					9,075	(1,437)	—	7,638	—	7,638
Net income for the period					—	—	38,156	38,156	(844)	37,312
Total comprehensive income (loss)					9,075	(1,437)	38,156	45,794	—	44,950
Balance at 31 December 2019		150,902,578	150,903	786,865	(24,127)	4,565	(439,593)	478,613	—	478,613

Capital increase	22	11,478,315	11,478	238,495	—	—	—	249,973	—	249,973
Exercised stock options	22	1,533,848	1,534	58	—	—	—	1,592	—	1,592
Stock option plan	21	—	—	5,284	—	—	—	5,284	—	5,284
Deferred and current tax on future deductible expenses		—	—	—	—	—	676	676	—	676
Other comprehensive income					(17,655)	(305)	—	(17,960)	—	(17,960)
Net income for the period					—	—	6,278	6,278	—	6,278
Total comprehensive income (loss)					(17,655)	(305)	6,278	(11,682)	—	(11,682)
Balance at 31 December 2020		163,914,741	163,915	1,030,702	(41,782)	4,260	(432,639)	724,456	—	724,456

Capital increase	22	11,497,500	11,497	391,629	—	—	—	403,126	—	403,126
Exercised stock options	22	1,195,954	1,196		—	—	—	1,196	—	1,196
Stock option plan	21	—	—	7,805	—	—	—	7,805	—	7,805
Deferred tax on future deductible expenses		—	—	—	—	—	708	708	—	708
Other comprehensive income					26,091	(1,207)	—	24,884	—	24,884
Net income for the period					—	—	215,510	215,510	—	215,510
Total comprehensive income					26,091	(1,207)	215,510	240,394	—	240,394
Balance at 31 December 2021		176,608,195	176,608	1,430,136	(15,691)	3,053	(216,421)	1,377,685	—	1,377,685
1)

Includes the impacts of the IFRIC final agenda decisions of April 2021 of benefits to periods of service, as described in Note 2 “First time adoption of new accounting standards in the financial year 2021”

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of cash flows for the years ended 31 December 2021, 2020 and 2019

	footnote
in k€	reference	2021	20201)	20191)
Cash flows from operating activities:
Net income		215,510	6,278	37,312
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property, plant and equipment	11	55,596	42,122	36,456
Amortisation of intangible assets	13	12,012	13,936	12,349
Depreciation of current assets		2,791	160	1,254
Impairment of intangible assets	13	683	3,244	10,272
Impairment of goodwill	15	0	0	1,647
Stock compensation expense		7,805	5,285	3,649
Non-cash foreign exchange loss	21	8,565	0	59
Interest income/expense		9,827	6,269	5,224
Loss on sale of financial assets		198	43	—
Gain on sale of financial assets		(24)	(70)	(32)
Share of the result and impairment of investments of associates accounted for using the equity method	9	28,433	17,274	2,210
Purchase price adjustments of associates accounted for using the equity method	9	0	(6,839)	—
Fair value adjustments on long-term investments	10	(223,791)	(1,500)	(80)
Loss on sale of property, plant and equipment		147	50	139
Gain on sale of property, plant and equipment		(5)	(51)	0
Deferred tax expense (benefit)	19	5,066	7,497	6,735
Decrease (increase) in:
Accounts receivables	5	(48,032)	(4,178)	(32,475)
Inventories	6	(11,653)	(3,631)	(1,364)
Other assets		(28,999)	(25,851)	(5,059)
Other tax assets		(18,932)	(13,836)	(16,856)
Increase (decrease) in:
Accounts payable		31,341	2,165	(2,029)
Contract liabilities and deferred income	18	63,083	(14,618)	(14,684)
Provisions	17	(8,060)	4,879	3,842
Current income taxes payable		18,850	15,486	12,349
Other liabilities		121	2,677	(12,622)
Cash received during the year for:
Interest		1,106	1,191	827
Taxes		17,644	11,428	6,911
Cash paid during the year for:
Interest		(5,429)	(3,465)	(4,490)
Taxes		(11,616)	(21,224)	(9,328)
Net cash provided by operating activities		122,237	44,721	42,216

Cash flows from investing activities:
Purchase of current investments		(123,696)	(70,932)	(25,010)
Purchase of investments in affiliated companies net of cash acquired		—	(10,929)	(40,297)
Purchase of investments in associated companies and other long-term investments	10	(20,680)	(22,703)	(11,699)
Purchase of property, plant and equipment	11	(118,943)	(99,072)	(31,322)
Purchase of intangible assets	13	—	—	(583)
Issue of convertible loan		(7,376)	(6,242)	—
Payment of subsequent contingent considerations		(410)	—	(149)
Proceeds from sale of current investments		27,250	54,789	22,426
Net cash used in investing activities		(243,855)	(155,089)	(86,634)

Cash flows from financing activities:
Proceeds from capital increase	22	403,126	249,972	—
Proceeds from option exercise		1,196	1,592	1,901
Proceeds from loans		30,791	21,539	292,305
Repayment of lease obligation	12	(20,665)	(20,174)	(12,904)
Repayment of loans		(16,018)	(6,520)	(70,039)
Net cash provided by (used in) financing activities		398,430	246,409	211,263

Net increase (decrease) in cash and cash equivalents		276,812	136,041	166,845
Exchange rate difference		(66)	9,505	1,134
Cash and cash equivalents at beginning of year		422,580	277,034	109,055
Cash and cash equivalents at end of the period		699,326	422,580	277,034
Supplemental schedule of non-cash activities:
Additions to leases		14,292	68,044	7,545
1)

Includes the impacts of the IFRIC final agenda decisions of April 2021 of benefits to periods of service, as described in Note 2 “First time adoption of new accounting standards in the financial year 2021”

See accompanying notes to consolidated financial statements.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(1) Business description and basis of presentation

Evotec SE (“Evotec” or the “Company”) is a drug discovery and development company, continuously driving innovative approaches to develop new pharmaceutical products through discovery alliances and development partnerships with leading pharma and biotechnology companies as well as academic institutions, patient advocacy groups and venture capital partners.

Evotec SE, located in Hamburg (Essener Bogen 7, Hamburg), is registered in the Commercial Registry of Hamburg with HRB 156381.

Evotec was founded on 8 December 1993 and is listed on Frankfurt Stock Exchange, Segment Prime Standard, under the trading symbol “EVT” as well as on NASDAQ, New York, USA since 8 November 2021 under the trading symbol “EVO”.

Evotec SE, being the ultimate parent entity, presents its consolidated financial statements in its functional currency of Euro. All amounts in the notes are shown in thousands of Euro (k€), unless indicated otherwise. The consolidated financial statements of Evotec were prepared under the going concern premises.

The Executive Board prepared the consolidated financial statements for fiscal year 2021 on 30 March 2022 and subsequently submitted them to the Supervisory Board for review and approval at its meeting on 6 April 2022. With reference to Section 264 (3) of the German Commercial Code, the subsidiary Evotec International GmbH does not prepare a management report (Section 289 of the German Commercial Code).

(2) Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations as issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU) and additionally as issued by the IASB.

The accounting policies below have been applied consistently to all periods presented in the consolidated financial statements and have been applied consistently by all entities except as explained in the Notes “Recent accounting pronouncements, not yet adopted” as well as “Changes in accounting policies” which address changes in accounting policies.

- Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities as of the balance sheet date of the financial year as well as income and expenses during the reporting period.

Main estimates and assumptions affect the following subjects:

–	Acquisitions: Assets and liabilities acquired in a business combination are initially accounted for at fair value on the acquisition date. Fair values are determined using a discounted cash flow model which relies on input parameters derived from observable market data. These parameters involve management judgment whenever no comparable market data is available. Significant input parameters used in determining the fair values are the estimated useful life of the assets identified, the long-term business plan as the basis for determining the expected cash flow from these assets and the discount rate applied.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

–	Revenues: Where we have certain fixed-price arrangements with customers, the stage of completion of performance obligations is reviewed by reference to input-based methods, such as hours delivered or full cost incurred (e.g. labor, materials and other costs) under a contract in relation to expected total hours or total costs needed to fulfil the performance obligation. Revisions made to the estimated stage of completion can result in an adjustment to revenues in the current or future financial periods (see Note 23) and

–	Impairment testing and fair values: Management has identified the discount rate as well as the growth rate in the terminal value as key assumptions that have the potential to vary and thereby cause the recoverable amount to be lower than the carrying amount. Fair values for long-term investments at the time of acquisition correspond to the acquisition cost. Changes in fair value may occur due to adjusted scientific or financial plans or new financing rounds. (see Note 9, 10, 11, 13, 14 and 15).

Other estimates and assumptions were exercised in the following areas:

–	Earn-out Provisions: Management estimates are made on discounted expected future cash flows. These cash flows are based on the contracts underlying the conditional consideration and the relevant project or business planning. The discount rate takes into account the risk underlying cash flows (usually weighted average cost of capital of the acquired entity). Additional non-observable input factors include, for example, marketing success probabilities. (see Note 17 and 29),

–	Measurement of the Share-based payment plans: Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including risk-free interest rates and volatility measures. (see Note 21),

–	Valuation of deferred tax assets: Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the tax losses can be charged. Management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the expected business performance of the tax subject and respective business plans (see Note 19).

–	Exercising significant influence on an investee: To determine whether an investor with minority voting rights has significant influence over an investee requires judgement, in particular regarding participation rights in significant financial and operating decisions of these entities (see Note 34d).

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are made prospectively in the period in which the estimates are revised.

- Principles of consolidation

In the consolidated financial statements of Evotec SE, all domestic and foreign companies which are under its control are included. Evotec controls an entity if it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are included in the consolidated financial statements from the date on which control is obtained until the date Evotec´s control ceases.

If Evotec loses control over a subsidiary, all assets and liabilities of that subsidiary together with any related non-controlling interests and other equity components are derecognised. Any resulting gain or loss is recognised in the income statement. Any retained interest in the former subsidiary is measured at fair value at the time of loss of control.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

All intercompany receivables, liabilities and all intercompany revenue, income, expenses and all intragroup profits or losses are eliminated in the consolidation.

The financial statements of all to be consolidated subsidiaries are prepared using the same reporting date as the consolidated financial statements (31 December).

- Transactions in foreign currency

The Group’s consolidated financial statements are presented in euros, which is also the parent company’s functional currency. For each to be consolidated entity the respective functional currency will be determined.

●	Subsidiaries

The assets and liabilities of foreign subsidiaries with functional currencies other than the Euro are translated into Euro using the respective exchange rates at the end of the reporting period, while the income statements of such subsidiaries are translated using monthly average exchange rates during the period. Gains or losses resulting from translating foreign functional currency financial statements are recognised directly in other comprehensive income and realised on disposal of the subsidiary.

●	Associated companies and joint ventures

The currency translation of the proportionate equity of joint ventures and associated companies is performed at the respective closing rate of inclusion. The share of the results of associated companies and joint ventures, is translated at the average exchange rate and recognized as share of the result of associates accounted for using the equity method, in the statement of comprehensive income.

●	Transactions and balances

Transactions in foreign currencies are translated in the respective functional currency using the transaction foreign exchange rate. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated into the respective functional currency using the exchange rates at the end of the period.

- Financial instruments

Recognition of financial instruments

Financial assets and financial liabilities are recognized when an entity becomes a party to the contractual provisions of the financial instrument. Regular way purchase and sales of financial instruments are generally recognized on the settlement date. Derivatives are recognized on the day of trading.

Derecognition of financial instruments

Financial assets are derecognised if either the payment rights arising from the instrument have expired or substantially all risks and rewards attributable to the instrument have been transferred. Financial liabilities are derecognised if the obligations have expired or have been discharged or cancelled.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Measurement of financial assets

The initial recognition is measured at fair value. The subsequent measurement depends on the classification of the categories as defined in IFRS 9. Classification is based on two criteria: the Group’s business model for managing assets and whether the instruments’ contractual cash flows represent solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model. For the financial assets the following applies:

Debt instruments are held by Evotec with the intention to collect contractual cash flows (interest and principal) and to sell these debt instruments. Consequently, they are measured at fair value through OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

Equity instruments are measured at fair value through profit and loss. At Evotec this primarily relates to the long-term investments.

All other non-derivative financial assets are measured at amortised cost and therefore according to the effective interest method

Non-derivative financial liabilities

For subsequent measurement, non-derivative financial liabilities are measured at amortised cost.

Impairment of financial assets

Impairment is recognised for all financial assets not held at fair value through profit or loss and contract assets using the expected credit loss (ECL) model. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that Evotec expects to receive. For trade receivables and contract assets, Evotec applies a simplified approach in calculating ECLs. Therefore, Evotec does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. See Notes (4) and (5) for details.

Offsetting financial instruments

Financials assets and liabilities are only offset and the net amount presented in the consolidated statement of financial position when, and only when, Evotec has the legal right to offset the amounts and either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial instruments and hedge accounting

Evotec uses foreign currency derivative financial instruments as well as interest swaps to hedge its exposure to foreign exchange risks and interest rate fluctuations. Derivative financial instruments are measured at fair value through P&L. For these economic hedge relationships Evotec does not apply hedge accounting under IFRS 9. Derivatives embedded for financial liabilities in host contracts are accounted for separately if the economic characteristics and risk of the host contract and the embedded derivative are not closely related. In accordance with its treasury policy, the Company does not hold or issue derivative financial instruments for trading purposes.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Basis for determining fair values of financial instruments

The following summarises the significant methods and assumptions used in estimating the fair values of financial instruments.

The fair value is determined primarily on the basis of publicly determinable bid prices at the reporting date. For unlisted equity instruments or financial instruments without an active market, fair value is estimated using valuation techniques. Unless otherwise reported, the fair values of financial instruments equal the carrying amounts.

- Cash and cash equivalents

The Company considers all highly liquid short-term investments with original maturities at the date of acquisition of three months or less to be cash equivalents.

- Contract assets

A contract asset is the right to a consideration in exchange for goods or services transferred to the customer. If Evotec fulfils its contractual obligations by transferring goods or services to a customer before the customer pays the consideration or before payment is due, a contract asset is recognised for the earned consideration that is conditional.

- Trade receivables

A trade receivable is recognised if an amount of consideration that is unconditional is due from the customer. Appropriate allowances are made for identifiable risks.

- Inventories

In accordance with IAS 2, inventories are valued at the lower of cost or net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Costs consist of purchased component costs and manufacturing costs, which are comprised of direct material and labour costs and systematic allocated costs. Costs are removed from inventories to costs of revenue based on specific identification.

- Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Property, plant and equipment acquisitions, including leasehold improvements, are recorded at cost less any vendor rebates.

Depreciation of property, plant and equipment is generally calculated using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is calculated using the straight-line method over the shorter of the related lease term or the estimated useful life. The useful lives are as follows:

Buildings and leasehold improvements	3-30 years
Plant, machinery and equipment	4-15 years
Furniture and fixtures	3-15 years
Computer equipment	3-10 years

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The depreciation period is reviewed at each balance sheet date. Differences from previous estimates are accounted for as a change in an accounting estimate in accordance with IAS 8. The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Company. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts and any gain or loss is included in other operating income and expense. Maintenance and repairs of property, plant and equipment are expensed as incurred.

- Leases

Evotec as a lessee

Evotec recognises and measures all leases (excluding short-term leases and leases of low-value assets) using the Right-of-Use model. The Company recognises liabilities to make lease payments and Right-of-Use assets representing the right to use the underlying assets.

i) Right-of-Use assets

Evotec recognises Right-of-Use assets at the commencement date (i.e. the point in time the underlying leased asset is available for use). Right-of-Use assets are measured at cost less any accumulated depreciation and any accumulated impairment losses. The cost of Right-of-Use assets include the amount of lease liabilities recognised, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. Right-of-Use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets as follows:

Right-of Use assets relating to buildings	>1-20 years
Right-of Use assets relating to plant and machinery	2-7 years
Right-of Use assets relating to motor vehicles	3-4 years

If legal ownership of the leased asset transfers to Evotec at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the leased asset.

ii) Lease liabilities

On the provision date of the lease, Evotec recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including insubstance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, Evotec uses an incremental borrowing rate at the lease commencement date when the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification to the lease, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

iii) Short-term leases and leases of low-value assets

Evotec applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Evotec also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low-value. Lease payments on short-term leases and leases of low-value assets are recognised as expense.

- Associates and joint ventures

Associates and joint ventures are entities in which Evotec has significant influence over the financial and operating policies. This significant influence is usually exercised through a direct or indirect share of voting power of 20% to 50%. Significant influence can also exists through a direct or indirect share of voting power of less than 20%, indicators are:

●	Representation on the board of directors and/or on the supervisory board,

●	(Significant) participation in operating policies, including participation in decisions about dividends of the investee,

●	Interchange of managerial personnel,

●	Material transactions between the entity and its investee,

●	Provision of essential technical information.

In case one or more of the above mentioned indicators apply, Evotec verifies if significant influence exists.

Associates and joint ventures are accounted for in the consolidated financial statements using the at-equity method and initially measured at cost. Subsequent to acquisition, Evotec’s share in the associates and joint ventures profit or loss is included in the consolidated statement of comprehensive income. Unrealised gains and losses from transactions between Evotec and its associates or joint ventures are recognised only to the extent of unrelated investors` interests in the associates and joint ventures.

- Intangible assets, excluding goodwill

Intangible assets, excluding goodwill, consist of separately identified intangible assets such as developed technologies, customer related intangibles and patents, which were acquired in business combinations, purchased licences and patents.

Intangible assets with definite useful lives are recorded at cost and are amortised using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows:

Trademarks	2-10 years
Developed technologies	6-18 years
Customer related intangibles	5-8 years
Patents and licences	15 years or shorter life

Developed technologies acquired in business combinations are amortised as soon as the intangible assets start to generate sustainable benefits and tested for impairment at least annually.

The amortisation period is reviewed at each balance sheet date.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

- Goodwill

Goodwill recognised in a business combination according to the acquisition method is recognised as an asset.

If the net assets acquired exceed the fair value of the consideration transferred, the income from bargain purchase is recognised in the consolidated income statement following a reassessment.

- Impairment of non-financial non-current assets and goodwill

The Company reviews non-financial non-current assets (property, plant and equipment and intangible assets including goodwill) for impairment, in the respect to the recoverable amount in accordance with IAS 36. An impairment review is performed at least annually for intangible assets with indefinite useful lives, intangible assets not yet available for use and goodwill, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. In line with the Company’s policy concerning the impairment of intangible assets with indefinite useful lives and goodwill, the Company carried out an impairment test in the fourth quarter of 2021 and 2020 on the basis of 30 September balance sheet information, see Note (13) and (14).

An impairment loss is recognized if the carrying amount of an asset (or a group of assets when considering a cash-generating unit) exceeds its recoverable amount which is the higher of its fair value less costs to sell or value in use. The value in use for an asset or cash-generating unit, which is used by Evotec for the impairment testing of non-financial non-current assets and goodwill, is calculated by estimating the net present value of future cash flows arising from that asset or cash-generating unit. The discount rate used to calculate the value in use is determined to reflect the risks inherent for each asset or cash-generating unit. The evaluation of the further use is based on a mid-range or where applicable long-range forecast. Management judgment is necessary to estimate discounted future cash flows.

Any impairment loss is reported as a separate component of other operating expenses in the consolidated income statement. An impairment of property, plant and equipment and intangible assets excluding goodwill is again reversed if there has been a change in the estimates used to determine the recoverable amount leading to an increase in value for a previously impaired asset or group of assets as one cash-generating unit. It is reversed only to the extent that the assets or the group of assets carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been previously recognized. Impairments of goodwill are not reversed.

- Provisions

Provisions are recognised when the Company has a present obligation as a result of a past event which will result in a probable outflow that can be reliably estimated. The amount recognised represents the best estimate of the settlement amount of the present obligation as of the balance sheet date. Non-current provisions are discounted applying a risk adjusted market interest rate.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Company from such a contract are lower than the unavoidable expenses of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected expenses of terminating the contract and the expected net expense of continuing with the contract. Before a provision is established, Evotec recognises any impairment expense on the assets associated with that contract.

- Pension and similar obligations

The Company’s net obligation for defined benefit and other postretirement benefit plans have been calculated using the projected unit credit method. The calculation is based on actuarial expertise taking into account the relevant biometric factors. Actuarial gains and losses are recognised in other comprehensive income.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Service and interest costs for pensions and other postretirement obligations are recognised as an expense in the operating result. The Company’s obligations for contributions to defined contribution plans are recognised as expense in the income statement.

The effects of the IFRIC agenda decision of April 2021 regarding benefits depending on the length of employment are explained in note 2 “Changes in accounting policies”.

- Contract liabilities

A contract liability is the obligation of Evotec to transfer goods or services to a customer for which Evotec has received a consideration (or an amount of consideration is due). If a customer pays the consideration before Evotec transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when Evotec fulfils its contractual obligation.

- Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognised net of tax as a deduction from equity.

The Company applies the regulations of IAS 32 in accounting for treasury shares. When ordinary shares recognised as equity would be reacquired, the amount of the consideration paid for those treasury shares is recognised as a deduction from equity. If treasury shares are subsequently sold or granted, the proceeds will be recognised net of tax as an increase in equity.

- Stock options and Share Performance Awards

The Company applies the regulations of IFRS 2 with regard to the accounting for options granted under its stock option plans and under its Share Performance Plan. All plans are settled in shares and therefore are recorded through equity. Compensation cost from the issuance of employee and Management Board stock options are measured using the fair value method at the grant date and charged straight-line to expense over the service period. This is also the case for the grant of Share Performance Awards to employees and to members of the Management Board. In case the estimates regarding the achievement of the key performance indicators change, the fair value of Share Performance Awards is adjusted as long as it is not a share price-based indicator.

- Revenues from contracts with customers

Revenue is recognised when the control over separable services or research services is transferred to the customer, provided that a contract with enforceable rights and obligations exists and that collectability of consideration is probable. The Company assesses collectability based on a number of factors, including past transaction history with the customer and the customer’s creditworthiness.

The Company has entered into contracts which can have multiple-elements and thoroughly determined whether the different revenue-generating elements are sufficiently separable and whether there exists sufficient evidence of their fair values to separately account for some or all of the individual elements of the contracts. Only if an element is considered to meet these criteria it does represent a separate unit of accounting. When allocating the transaction price to individual performance components, Evotec uses in particular FTE-rates as indicator of the fair value of these components.

Evotec’s revenues include service fees, FTE-based research payments revenue for delivered goods and deliverable kind of services, recharges, technology access fees as well as milestone fees, licences and royalties.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Service fees, FTE-based research payments as well as deliverable kind of services

Revenues generated from service contracts or FTE-based research contracts or deliverable kind of services are recognised as the services are rendered. Evotec applies an input-based method to measure the progress of completion of its performance obligations. In rare cases and only for specific contracts, output-based methods are applied whenever the contracts warrant such measurement. Payments for those services are generally paid in full or in parts in advance and recorded as contract liabilities. Contract assets are recognised in case Evotec’s progress of completion of its performance obligations exceeds the amount of the payments received. Those contracts may also contain variable compensation, which Evotec only includes in the transaction price when it becomes highly probable that such payments will be received. This is rarely the case upon contract inception or in early stages of contracts, owing to the nature of the services.

Technology access fees

Revenue from technology access fees is recognised pro rata over the related forecasted service period. Payments for technology access fees are generally paid in full or in parts in advance and recorded as contract liabilities until earned.

Milestone fees

Revenue contingent upon the achievement of certain milestones is recognised in the period the milestone is successfully achieved. This occurs when the Company’s contract partner agrees that the requirements stipulated in the agreement have been met. Under IFRS 15, earlier recognition carries an increased risk of revenue corrections required and hence Evotec refrains from an earlier recognition.

Licences

Revenue from the sale of licences is recognised at the date of the sale. Revenue from out-licensing in combination with a collaboration is realised pro rata over the collaboration period. Payments from the sale of licences are received on the day of the sale or thereafter.

Royalties

Revenue from royalties, which are dependent on other company’s respective product sales, is recognised in the period in which the royalty report or the payment is received. Payments are received either on the same day as the royalty report or thereafter. Royalties are typically contract components with a variable consideration which will as mentioned above only be realized as revenues when it is highly probable that the consideration will be received.

Main estimates and assumptions

> Identifying performance obligations, allocating the transaction price and determining the stage of completion of contracts with service fees, FTE-based research payments as well as deliverable kind of services

Evotec performs research and development services for a variety of customers under different contractual arrangements. When performance obligations are individually capable of being distinct and distinct in the context of the contract, Evotec allocates the transaction price to distinct performance obligations on the basis of relative stand-alone selling prices of the obligations.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Primarily, contracts for research and development services often contain a large amount of individual services, trigger upfront payments to partially or fully cover the entire transaction price and are concluded for the overall purpose of identifying new research results. The Group has determined that services under such contracts are integrated and qualify as one performance obligation. As far as other distinct services are included in those type of contracts, Evotec allocates the transaction price on the basis of relative stand-alone selling prices of the obligations.

Such fixed-price arrangements are recognized over time as the respective performance obligation is fulfilled. Evotec applies an input-based method to measure the progress of completion of its performance obligations such as hours delivered or full cost incurred (e.g. labor, materials and other costs) under a contract in relation to expected total hours or total costs needed to fulfil the performance obligations. For each contract, Evotec selects the input-based method that most faithfully depicts the transfer of services stated in the contract. In rare cases and only for specific contracts, output-based methods are applied whenever the contract warrants such measurement.

> Determining method to estimate variable compensation and assessing the constraint

Customer contracts often contain success-based variable compensation for research services and other contingent payments. The contingency often relates to few and specific research services, which is why Evotec determines the most likely amount payable under the contract. In addition Evotec assesses whether a constraint exists in reference to revenue recognition for such variable compensations. Based on Evotec’s historical experience and due to the inherent risk of research, success-based variable compensations are regularly not included in the transaction price upon contract inception, but are only included when the contingent events occur or become highly probable.

-Revenue recognition from contributions

Evotec receives private contributions for which the existence of an adequate exchange transaction for research projects serving the public good is refuted. A realisation of revenue from contracts with customers is not possible. A private contribution exists for which a contribution revenue item is recognised.

The effect on profit or loss is immediate or occurs over the period in which the subsidised service is provided. A liability item must be recognised for a contribution that has already been received, but this is not a contractual obligation, but rather other liability. The reversal of the liability item is gross, i.e. as contribution revenue separately from the revenues.

- Government grants

Government grants are recognised where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognised as a reduction of the related expense. When the grant relates to an asset, it is recognised as income in equal amounts over the expected useful life of the related asset.

Under the terms of the grants, governmental agencies generally have the right to audit qualifying expenses submitted by the Company.

- Research and development

Research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Due to the high uncertainty associated with development activities in the pharmaceutical sector the precondition for the capitalisation of development expenses is generally not fulfilled. Evotec did not capitalise anything for pharmaceutical development costs in 2021 and 2020, respectively.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Research and development projects that are acquired in a business combination are capitalised at fair value when those research and development projects are expected to generate probable future economic benefits to the Company. Research and development costs acquired in a business combination are not regularly amortised until they are sustainably generating benefits.

The development expenses for internally generated software are capitalised when the recognition criteria’s are met.

- Other operating income

Evotec receives tax credits from tax development programmes in the context of qualifying research and development expenses in different jurisdictions. Such tax refunds regularly result in amounts which can be offset against taxable income, so as to provide a partial or full relief from tax or other payments to fiscal authorities. Evotec determined that under its significant tax development programmes, the feature of the credit is provided in a way which allows either offsetting against taxable income or instead, when insufficient taxable profits are available, direct reimbursement and payment in cash. In addition, the tax development programmes are provided for specific activities, often limited to specific research and development expenses. As such, Evotec accounts for such tax development programmes as other operating income and does not account for such income as tax income or offsets tax credits from income tax expense.

In certain cases, Evotec recharges costs to third parties. The income from those recharges are recognised in other operating income when it is a direct reimbursement of costs. There is no underlying direct exchange of services for this income and therefore a recognition as revenues is not suitable. The relating expenses are recognised in other operating expenses as well as in research and development expenses.

- Interest income and expense

Interest is recorded as expense or income in the period to which it relates. All interest income and expense including the unwind of the discount on contingent considerations are recognised in the income statement using the effective interest rate method.

Evotec considers assets with a construction term over 12 months as qualifying assets. For the purpose of determining the amount of borrowing eligible for capitalization when funds are borrowed for general purposes, the Group computes a weighted average cost of borrowing, which is then applied to qualifying assets as a capitalization rate.

- Income taxes

Income taxes comprise the current taxes on income in the individual countries as well as the deferred taxes. For uncertain tax positions tax assets or liabilities are recorded.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group generates taxable income. The tax rates for domestic companies are 27-32% and for foreign companies 19-28% (2020: 27-32% and 19-31%, respectively and 2019: 27-32% and 19-34%, respectively).

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Deferred tax

Deferred tax is recognised using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred taxes are recognised for all taxable temporary differences, except:

●	temporary differences arising on the initial recognition of goodwill,

●	temporary differences on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss,

●	temporary differences relating to investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, unused tax loss carryforwards and unused tax credits to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the unused tax loss carryforwards and tax credits can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Future tax rate changes are taken into account if, in the scope of a legislative procedure, substantial prerequisites for its future applicability are met.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the income taxes relate to the same taxable entity and the same taxation authority.

Tax exposures

In determining the amount of current and deferred taxes Evotec takes into account the impact of uncertain tax positions and whether additional taxes and interest maybe due. This assessment relies on estimates and assumptions and may involve a series of judgement about future events. New information may become available that forces the Company to change its judgement regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the period in which such determination is made.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

- Net income per share

The undiluted results per share is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the period, excluding common stock equivalents. The weighted average number of ordinary shares are calculated as follows:

	2021	2020	2019
	Shares in	Shares in	Shares in
	thousands	thousands	thousands
Issued ordinary shares 1 January	163,915	150,903	149,063
Treasury shares 1 January	(250)	(250)	(250)
Effect of weighted average share capital increase	1,953	2,508	—
Effect of weighted average share options exercised	788	591	913
Weighted average number of ordinary shares 31 December	166,406	153,752	149,726

Diluted net income per share is computed by dividing the surplus attributable to shareholders of Evotec SE, by the weighted-average number of ordinary shares and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options and Share Performance Awards are considered to be common stock equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive. In 2021, the number of potentially dilutive shares to be issued from stock options and Share Performance Awards amounted to 722,286 (2020: 1,172,673; 2019: 1,799,458). For calculating the diluted net result per share the resulting dilutive shares are included from the beginning of the period.

- First time adoption of new accounting standards in the financial year 2021

Standards/Interpretation	Effects
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

Interest Rate Benchmark Reform

– Phase 2:

Modification of financial assets, financial liabilities and leasing liabilities, requirements regarding accounting and disclosure of hedging relationships under application of IFRS 7

No material effects

IFRS 16

Covid-19-Related Rent Concessions beyond 30 June 2021:

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021.

No effects

Other changes for first time adoption in fiscal year 2021 did also not have a significant impact on the Evotec Group.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

- Changes in accounting policies

In its April 2021 Update, the IFRS IC published an agenda decision clarifying how to calculate the obligation relating to certain defined benefit plans under which the retirement benefit is (i) contingent on the employee being employed by the entity at the time of retirement; (ii) capped at a specified number of years of service; and (iii) linked to the employee’s length of service at the date of retirement. In that decision, the IFRS IC took the view that the obligation should be recognized only over the years of service preceding the date of retirement in respect of which the employee generates entitlement to the benefit. Applying that decision has resulted in a change in accounting policy, the effects of which have been reflected retrospectively in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). Consequently, the previously published periods have been adjusted, with the impact of first-time application reflected as from 1 January 2019, the beginning of the earliest comparative financial period presented. The opposite entry to the adjustment as of that date was recognized in equity. The service cost (including past service cost), interest cost and actuarial gains and losses have been adjusted, as have the related deferred taxes. The impacts of the decision are presented in note (30) “Pension plan” as well as in the following tables.

	31 Dec 2020		31 Dec 2020
	formerly reported	adjustments	restated
	k€	k€	k€
Deferred tax asset	24,950	(558)	24,392
Total non-current assets	804,051	(558)	803,493
Total assets	1,462,895	(558)	1,462,337
Provisions	22,899	(2,168)	20,731
Total non-current liabilities	531,590	(2,168)	529,422
Accumulated deficit	(434,249)	1,610	(432,639)
Total stockholders' equity	722,846	1,610	724,456
Total liabilities and stockholders' equity	1,462,895	(558)	1,462,337

	Year ended
	31 December 2020		Year ended	Year ended		Year ended
	Formerl		31 December 2020	31 December 2019		31 December 2019
	reported	adjustments	restated	formerly reported	adjustments	restated
	k€	k€	k€
Selling, general and administrative expenses	(77,238)	33	(77,205)	(66,546)	113	(66,433)
Total operating income and (expenses)	(77,220)	33	(77,187)	(70,297)	113	(70,184)
Operating income	48,523	33	48,556	62,594	113	62,707
Income before taxes	25,807	33	25,840	56,562	113	56,675
Deferred tax income (expense)	(7,490)	(7)	(7,497)	(6,706)	(29)	(6,735)
Total taxes	(19,555)	(7)	(19,562)	(19,334)	(29)	(19,363)
Net income	6,252	26	6,278	37,228	84	37,312
Net income per share (basic)	0.04	—	0.04	0.25	—	0.25
Net income per share (diluted)	0.04	—	0.04	0.25	—	0.25

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

- Recent accounting pronouncements, not yet adopted

The following standards and interpretations published by the IASB are not yet mandatory because the date of their first mandatory application has not yet been reached:

Standards/Interpretation		Mandatory application	Endorsement by European Commission	Expected Effect
Annual Improvement cycle 2018-2020: - IFRS 1 - IFRS 9 - IAS 41	IFRS 1: Subsidiary as a first-time adopter IFRS 9: Clarification with regard to fees in the 10 per cent test for derecognition of financial liabilities. IAS41: Taxation in fair value measurements	1.01.2022	Yes	No effects
IFRS 3	Replacement a reference to the Framework for the Preparation and Presentation of Financial Statements, without significantly changing its requirements.	1.01.2022	Yes	No effects

IAS 16	Change in accounting of proceeds before intended use.	1.01.2022	Yes	No effects

IAS 37	Specification which costs an entity needs to include when assessing whether a contract is onerous or loss making.	1.01.2022	Yes	No effects

IAS 1	In the future, only “material” accounting policies are displayed in the notes	1.01.2023	Yes	Effects are still being analyzed

IAS 8	Clarification to help entities to distinguish between accounting policies and accounting estimates.	1.01.2023	Yes	No material effects

IFRS 17	New accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure.	1.01.2023	Yes	Effects are still being analyzed

IAS 1	Change in classification of liabilities as current or non-current	1.01.2023	No	No effects
IFRS 12	Income Taxes: Deferred Tax related to Assets and Liabilities arising from Single Transactions	1.01.2023	No	Effects are still being analyzed
IFRS 17	Amendments to IFRS 17 to add a transition option for a “classification overlay” to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on initial application of IFRS 17	1.01.2023	No	Effects are still being analyzed

(3) Segment information

EVT Execute and EVT Innovate were identified by the Management Board as operating segments. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from these R&D activities where we typically own or co-own intellectual property with our strategic partners. The responsibility for EVT Execute was allocated to the COO, Dr. Craig Johnstone, while the responsibility for EVT Innovate was allocated to the Chief Scientific Officer (CSO), Dr. Cord Dohrmann. Management does not allocate assets and liabilities to segments. Intersegment revenues are valued with a price comparable to other third-party revenues. The evaluation of each operating segment is performed on the basis of revenues and operating income (loss). Management had previously excluded recharges from the segments; however, in 2021, management changed its presentation of segment information to include recharges in the segments and the amounts of segment revenues and costs of revenues below have been restated accordingly. Since 1 January 2021, revenues from recharges, previously shown in the column “Transition” and not allocated to the segments, are allocated to the segments EVT Execute and EVT Innovate. The prior year figures have been adjusted. In

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

2021, revenues from recharges amounted to k€ 35,991 (2020: k€ 21,835; 2019: k€ 14,503) whereof k€ 34,104 is allocated to EVT Execute (2020: k€ 20,728; 2019: k€ 13,761) and k€ 1,887 is allocated to EVT Innovate (2020: k€ 1,107; 2019: k€ 742).

The segment information for the financial year 2021 is as follows:

	EVT	EVT	Intersegment	Evotec
in k€	Execute 1)	Innovate	eliminations	Group
Revenues	610,168	146,982	(139,116)	618,034
Operating income (loss)	63,109	(22,113)	—	40,996

1) Included in the revenues for EVT Execute are revenues from contribution in the year 2021 in the amount of k€ 8,565.

The segment information for the financial year 2020 is as follows:

	EVT	EVT	Intersegment	Evotec
in k€	Execute1)	Innovate	eliminations	Group
Revenues	509,870	106,830	(115,776)	500,924
Operating income (loss)	77,362	(28,806)	—	48,556

1) Included in the revenues for EVT Execute are revenues from contribution in the year 2020 in the amount of k€ 4,648.

The segment information for the financial year 2019 is as follows:

	EVT	EVT	Intersegment	Evotec
in k€	Execute1)	Innovate	eliminations	Group
Revenues	434,064	95,071	(82,698)	446,437
Operating income (loss)	76,920	(14,213)	—	62,707

1) Included in the revenues for EVT Execute are revenues from contribution in the year 2019 in the amount of k€ 4,545.

Non-current assets categorized by the location of the companies as of 31 December can be analysed as follows:

Non-current Assets

	2021	2020
	k€	k€
USA	209,508	144,820
United Kingdom	196,543	202,980
Italy	188,858	189,351
France	129,178	93,812
Germany	105,283	101,926
Switzerland	14,089	13,879
Austria	2,697	2,853
Canada	1,913	1,935
Netherlands	—	1,986
	848,069	753,541

(4) Cash and cash equivalents and investments

Included in investments are corporate bonds, which are reported at fair value. The corporate bonds and similar instruments are classified as measured at fair value through OCI. As of 31 December 2021, unrealised gains in the amount of k€ 1,448

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(31 December 2020: gains of k€ 51) were recognised in other comprehensive income relating to those assets. In the course of managing liquidity, Evotec is investing in deposits with maturities beyond three months which are also included in investments. The deposits are measured at amortised costs.

Based on the expected credit loss an allowance of k€ 239 has been recognised as of 31 December 2021 (31 December 2020: k€ 139).

As of 31 December 2021, k€ 7,736 of the cash balances with credit institutions were restricted (31 December 2020 k€ 8,270).

(5) Trade accounts receivables

The Company has assessed the non-payment risk of all trade accounts receivables. The resulting risk provision as of 31 December 2021 amounts to k€ 2,100 (31. December 2020:k€ 782) and includes a risk provision for specific default risks of trade receivables in the amount of k€ 1,584 as well as for expected credit risks according to IFRS 9 in the amount of k€ 516 (31 December 2020: k€ 332).The risk provision only concerns a part of the corresponding receivables.

The maturities of trade receivables as at 31 December, taking into account risk provisions, are as follows:

	31 Dec	31 Dec
	2021	2020
	k€	k€
Not past due	95,556	54,855
Risk provision not past due	—	(2)
Past due 0-30 days	31,222	13,284
Risk provision 0-30 days	(30)	(9)
Past due 31-120 days	5,164	5,489
Risk provision 31-120 days	(89)	(60)
More than 120 days	2,236	6,159
Risk provision more than 120 days	(1,981)	(711)
Total trade accounts receivables	132,078	79,005

The risk provision for expected credit risks in accordance with IFRS 9 of k€ 516 (31 December 2020: k€ 332) has been determined with estimates, expected failure rates between 0.024% and 21.8% (31 December 2020: 0.004% and 5.114%) and is included in the allowance.

Trade accounts receivables included several milestones and prepayments invoiced close to year-end. The amount of milestones and significant invoiced prepayments as per 31 December 2021 amounted to € 40.4 m compared to only € 2.3 m as per 31 December 2020.

(6) Inventories

Inventories consist of the following:

	31 Dec	31 Dec
	2021	2020
	k€	k€
Raw materials	25,043	13,306
Work-in-progress	750	279
Total inventories	25,793	13,585

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Increase in raw materials is mainly driven by the J.POD® warehouse , in Redmond, Washington/USA starting its service in 2021. The main materials in the raw materials are consumables, cell culture medias and disposables.

Allowances on inventories exist at the balance sheet date k€ 595 (31.December 2020: k€ 428).

(7) Contract assets

Contract assets completely consist of assets resulting from customer contracts. As of 31 December 2021 no material risk provision was recorded.

(8) Prepaid expenses and other current assets

Prepaid expenses as of 31 December 2021 mainly relate to prepayments for insurance premiums. The other current assets mainly comprise VAT-related receivables of k€ 14,943 (31 December 2020: k€ 14,657).

	31 Dec	31 Dec
	2021	2020
	k€	k€
Prepaid expenses	19,210	9,258
Other	20,685	21,146
Total prepaid expenses and other current assets	39,895	30,404

(9) Long-term Investments accounted for using the equity method

Individually insignificant shares in companies accounted for using the equity method are presented in aggregate, provided that at the balance sheet date the equity book value did not exceed € 10 million or Evotec’s share of earnings in the result was less than € 3 million in the company’s profit or loss.

For some of those insignificant investments delays in respective lead programs led to failure of further financing rounds. This led to impairment tests of the two investments which resulted in an impairment in the amount of k€ 2,497, with both investments being fully impaired. In connection with the impairment test, related loans issued to the respective investments were adjusted to the fair value of nil resulting in a fair value adjustment in the amount of k€ 9,367.

The following table summarises the development of the long-term investments during year 2021:

				Breakpoint
	Exscientia		NephThera	Therapeutics	Insignificant
in k€	plc		GmbH2)	GmbH	investments	Total
Balance at 1 January 2021	21,040		486	1,918	16,266	39,710
Additions	—		—	3,667	7,244	10,911
Pro rata net result	(1,577)		(486)	(2,811)	(11,696)	(16,570)
Loss against other current assets	—		—	—	977	977
Impairment	—		—	—	(2,497)	(2,497)
Discontinued use of equity method	(19,463)	1)	—	—	—	(19,463)
Net book value 31 December 2021	—		—	2,774	10,294	13,068
1)In the first half of 2021, Evotec did not participate in two financing rounds of Exscientia plc (before: Exscientia Ltd.), resulting in Evotec’s shareholding decreasing from 20.32% to 14.84%. In the third quarter of 2021, Exscientia plc was listed for the first time on the NASDAQ and the shareholding further decreased through dilution to 11.70% as of 31 December 2021 through dilution. Consequently, Exscientia plc is no longer accounted for using the equity method but at fair value in accordance with IFRS 9.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

2)NephThera GmbH is a joint venture.

The additions during the year 2021 relates to financing rounds in the existing long-term investments of Topas Therapeutics GmbH in the amount of k€ 2,856; FSHD Unlimited Coop. in the amount of k€ 1,257; Breakpoint Therapeutics GmbH in the amount of k€ 3,667; Ananke Therapeutics Inc. in the amount of k€ 1,483 and Quantro Therapeutics GmbH in the amount of k€ 1,250. Furthermore, subsequent acquisition costs due to contributions in kind were capitalised in the amount of k€ 398.

The following table summarises the development of the long-term investment during the year 2020:

			Breakpoint
	Exscientia	NephThera	Therapeutics	Insignificant
in k€	plc	GmbH1)	GmbH	investments	Total
Balance at 1 January 2020	16,236	—	5,900	7,631	29,767
Additions	9,194	14	—	11,170	20,378
Pro rata net result	(4,390)	(3,378)	(3,982)	(5,524)	(17,274)
Adjustments	—	3,850	—	2,989	6,839
Net book value 31 December 2020	21,040	486	1,918	16,266	39,710
1)	NephThera GmbH is a joint venture.

In 2020, the adjustments included subsequent acquisition costs due to contributions of k€ 6,839, of which k€ 3,850 related to the investment in NephThera GmbH and k€ 2,989 to the investment in Curexsys GmbH.

Further financial information on the significant investments accounted for using the equity method is presented below:

		Breakpoint
	NephThera	Therapeutics
	GmbH	GmbH
2021	k€	k€
Current assets	8,013	18,501
Non-current assets	10	2
Current liabilities	525	719
Non-current liabilities	—	—
Revenues from 1 Jan to 31 Dec	—	—
Net result from 1 Jan to 31 Dec	(5,769)	(8,283)

			Breakpoint
	Exscientia	NephThera	Therapeutics
	plc*	GmbH	GmbH
2020	k€	k€	k€
Current assets	75,882	3,683	4,229
Non-current assets	11,306	—	4
Current liabilities	20,854	413	664
Non-current liabilities	—	—	—
Revenues from 1 Jan to 31 Dec	10,786	—	—
Net result from 1 Jan to 31 Dec	(21,935)	(6,755)	(8,231)

*Net result included prior year adjustment k€ 2,165

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(10) Other long-term investments

The development of investments measured at fair value in accordance with IFRS 9 is shown below:

	2021	2020
	k€	k€
Balance at 1 January	19,289	11,462
Additions	6,647	6,327
Additions due to discontinue use of equity method	19,463	—
Adjustments at fair value, affecting net income	223,394	1,500
Net book value 31 December	268,793	19,289

Exscientia was previously accounted for using the equity method (please refer to Note 9 for information).

Investments are continuously tested for fair value adjustments. Fair value adjustments of k€ 223,394 mainly relate to two financing rounds of Exscientia in which Evotec did not participate as well was the first-time listing of Exscientia.

(11) Property, plant and equipment

The development of property, plant and equipment in 2021 and 2020 is shown in the following tables. The table below also includes the right of use assets (see note 12 Leases) with a net book value of k€ 145,038 as of 31 December 2021 (31. December 2020 k€ 142,110).

		Plant,
	Buildings and	machinery
	leasehold	and	Furniture	Assets under
	improvements	equipment	and fixtures	construction	Total
Acquisition and manufacturing costs
Amount beginning of the year	215,055	168,224	27,445	71,155	481,879
Foreign currency translation	9,099	4,576	718	3,362	17,755
Additions	83,535	36,082	7,546	63,653	190,816
Business combination	—	—	—	—	—
Disposals	3,022	443	860	39	4,364
Reclass	73,800	19,172	4,809	(97,781)	—
Amount end of the year	378,467	227,611	39,658	40,350	686,086

Depreciation, amortisation and write-downs
Amount beginning of the year	40,472	87,048	17,062	—	144,582
Foreign currency translation	1,919	2,628	620	—	5,167
Additions	23,463	24,826	7,307	—	55,596
Disposals	2,552	424	880	—	3,856
Reclass	77	(177)	100	—	—
Amount end of the year	63,379	113,901	24,209	0	201,489

Net book value
Amount beginning of the year	174,583	81,176	10,383	71,155	337,297
Amount end of the year	315,088	113,710	15,449	40,350	484,597

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

		Plant,
	Buildings and	machinery		Assets
	leasehold	and	Furniture	under
	improvements	equipment	and fixtures	construction	Total
Acquisition and manufacturing costs
Amount beginning of the year	172,259	143,208	22,371	12,577	350,415
Foreign currency translation	(4,617)	(3,403)	(496)	1,077	(7,439)
Additions	87,540	28,622	6,323	63,034	185,519
Business combination	—	—	—	—	—
Disposals	40,564	3,405	1,178	1,469	46,616
Reclass	437	3,202	425	(4,064)	—

Amount end of the year	215,055	168,224	27,445	71,155	481,879

Depreciation, amortisation and write-downs
Amount beginning of the year	28,526	69,140	13,520	—	111,186
Foreign currency translation	755	744	(346)	—	1,153
Additions	17,412	19,649	5,061	—	42,122
Disposals	6,465	2,241	1,173	—	9,879
Reclass	244	(244)	—	—	—
Amount end of the year	40,472	87,048	17,062	0	144,582

Net book value
Amount beginning of the year	143,733	74,068	8,851	12,577	239,229
Amount end of the year	174,583	81,176	10,383	71,155	337,297

The increase in property, plant and equipment to k€ 484,597 is mainly due to further investments in the new J.POD® facility at the subsidiary J.POD-Evotec Biologics Inc., in Redmond, Washington, USA which was opened in August 2021. This lead to a reclassification of € 89.2 m from assets under construction to mainly buildings and leasehold improvements and plant and machinery. The construction of J.POD® Toulouse, France started in 2021. This resulted in assets under construction of € 3.4 m as of 31 December 2021.

In addition, an increase of € 56.2 m results from a disposal of intangible assets excluding goodwill and an addition to buildings and leasehold improvements as of 1 July 2021. At the end of June 2021, GlaxoSmithKline S.p.A (GSK) sold the R&D site in Verona, Italy to Evotec’s Italian subsidiary for a purchase price of € 1. In exchange, the beneficial contract granted by GlaxoSmithKline S.p.A (GSK) to Evotec in 2010 was cancelled. The beneficial agreement granted Evotec the free use and occupancy of the R&D site in Verona, Italy until 2058.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(12) Leases

Set out below are the carrying amounts of right-of use assets recognized and the movements during the period:

	2021
	k€
		Right of use	Right of
		Plant,	use
		machinery	Furniture
	Right of use	and	and
	Buildings	equipment	fixtures	Total
Acquisition and manufacturing costs
Amount beginning of the year	158,454	8,382	529	167,365
Foreign currency translation	7,442	30	—	7,472
Additions	14,077	—	215	14,292
Business combination	—	—	—	—
Disposals	2,453	—	—	2,453
Reclass	82	(335)	253	—
Amount end of the year	177,602	8,077	997	186,676
	177,602	8,077	997	186,676

Depreciation, amortisation and write-downs
Amount beginning of the year	21,169	3,939	147	25,255
Foreign currency translation	2,573	120	24	2,717
Additions	14,160	1,462	207	15,829
Disposals	2,163	—	—	2,163
Reclass	(17)	(137)	154	—
Amount end of the year	35,722	5,384	532	41,638

Net book value
Amount beginning of the year	137,285	4,443	382	142,110
Amount end of the year	141,880	2,693	465	145,038

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

	2020
	k€
		Right of use	Right of
		Plant,	use
		machinery	Furniture
	Right of use	and	and
	Buildings	equipment	fixtures	Total
Acquisition and manufacturing costs
Amount beginning of the year	136,158	10,475	465	147,098
Foreign currency translation	(3,410)	(6)	—	(3,416)
Additions	66,270	1,710	64	68,044
Business combination	—	—	—	—
Disposals	40,564	3,797	—	44,361
Reclass	—	—	—	—

Amount end of the year	158,454	8,382	529	167,365

Depreciation, amortisation and write-downs
Amount beginning of the year	13,702	2,914	110	16,726
Foreign currency translation	(374)	4	—	(370)
Additions	14,306	1,692	37	16,035
Disposals	6,465	671	—	7,136

Amount end of the year	21,169	3,939	147	25,255

Net book value
Amount beginning of the year	122,456	7,561	355	130,372
Amount end of the year	137,285	4,443	382	142,110

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2021	2020
	k€	k€
Amount beginning of the year	145,554	131,870
Foreign currency translation	6,691	(4,126)
Additions	14,292	67,842
Business combination	—	—
Disposals	58	32,983
Accretion of interest	3,728	3,125
Payments	19,770	20,174
Amount end of the year	150,437	145,554

The lease liabilities are due as follows:

	31 Dec 21	31 Dec 20
	k€	k€
Current portion of lease obligations	14,473	14,616
Long-term lease obligations	135,964	130,938
	150,437	145,554

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The following amounts are recognised in profit and loss:

	2021	2020	2019
	k€	k€	k€
Depreciation expense of right-of-use assets	15,829	16,035	14,728
Interest expense on lease liability	3,728	3,125	2,641
Expense relating to short-term leases	839	807	106
Expense relating to leases of low-value assets	56	33	185
Variable lease payments	—	—	—
Total amount recognised in profit and loss	20,452	20,000	17,660

The Group’s cash outflows for leases amounted to k€20,665 in 2021 (2020: k€21,014; 2019: k€ 15,545). Future cash outflows for leases that have not yet begun are set out in the explanation “(31) Commitments and contingencies”.

(13) Intangible assets, excluding goodwill

The development of intangible assets in 2021 and 2020 is shown in the following tables.

	2021
	k€

	Patents and	Developed	Customer		Favourable
	licences	technology	related	Trademarks	contract	Total
Acquisition and manufacturing costs
Amount beginning of the year	10,772	98,845	67,647	6,539	62,033	245,836
Foreign currency translation	—	939	1,442	—	—	2,381
Additions	439	—	—	—	—	439
Business combination	—	—	—	—	—	—
Disposals	—	—	—	—	62,033	62,033
Reclass	—	—	—	—	—	—
Amount end of the year	11,211	99,784	69,089	6,539	0	186,623

Depreciation, amortisation and write-downs
Amount beginning of the year	10,095	90,272	37,786	4,574	5,073	147,800
Foreign currency translation	—	348	691	—	—	1,039
Additions	87	1,680	8,914	642	689	12,012
Disposals	—	—	—	—	5,762	5,762
Reclass	—	—	—	—	—	—
Impairment	—	683	—	—	—	683

Amount end of the year	10,182	92,983	47,391	5,216	0	155,772
Net book value
Amount beginning of the year	677	8,573	29,861	1,965	56,960	98,036
Amount end of the year	1,029	6,801	21,698	1,323	0	30,851

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

	2020
	k€
	Patents
	and	Developed	Customer		Favourable
	licences	technology	related	Trademarks	contract	Total
Acquisition and manufacturing costs
Amount beginning of the year	10,784	99,591	68,590	6,539	62,033	247,537
Foreign currency translation	—	(746)	(943)	—	—	(1,689)
Additions	2	—	—	—	—	2
Business combination	—	—	—	—	—	—
Disposals	14	—	—	—	—	14
Amount end of the year	10,772	98,845	67,647	6,539	62,033	245,836

Depreciation, amortisation and write-downs
Amount beginning of the year	6,559	88,498	28,283	3,628	3,575	130,543
Foreign currency translation	—	(36)	113	—	—	77
Additions	292	1,810	9,390	946	1,498	13,936
Disposals	—	—	—	—	—	—
Impairment	3,244	—	—	—	—	3,244

Amount end of the year	10,095	90,272	37,786	4,574	5,073	147,800
Net book value
Amount beginning of the year	4,225	11,093	40,307	2,911	58,458	116,994
Amount end of the year	677	8,573	29,861	1,965	56,960	98,036

Intangible assets, excluding goodwill decreased from k€ 98,036 as of 31 December 2020 to k€ 30,851 as of 31 December 2021 by k€ 67,185. Part of the decrease of € 56.2 m relates to a disposal of the favourable contract which in return resulted in an addition to buildings and leasehold improvements, for further information see note 11 “Property, plant and equipment”.

In the financial year 2021 developed technology in the amount of k€ 683 was impaired.

In the financial year 2020, rights and licenses were impaired in the amount of k€ 3,244. This impairment concerned the rights to future sales of Haplogen GmbH, Vienna and is due to the fact that Haplogen GmbH, Vienna has lost a significant financing partner, so that the further development of the underlying projects is no longer assured.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(14) Goodwill

The Company has tested the cash-generating units for impairment on the annual designated test date in the fourth quarter 2021 based on the net book values as of 30 September 2021. The impairment tests are based on discounted cash flow, used to determine the value in use.

With respect to the development of goodwill please refer to the following detailed schedules.

	OAI/Evotec	OAI/Evotec		Evotec
	International	International	Aptuit	(US)	Just
	Execute	Innovate	Execute	Execute	Execute	Total
	k€	k€	k€	k€	k€	k€
1 January 2021	79,816	9,154	126,059	3,874	28,467	247,370
Business combination	—	—	—	—	—	—
Disposal	—	—	—	—	—	—
Reclass	—	—	—	—	—	—
Foreign currency translation	4,664	50	2,786	323	2,376	10,199
31 December 2021	84,480	9,204	128,845	4,197	30,843	257,569

	OAI/Evotec	OAI/Evotec		Evotec	Evotec
	International	International	Aptuit	(München)	(US)	Just
	Execute	Innovate	Execute	Execute	Execute	Execute	Total
	k€	k€	k€	k€	k€	k€	k€
1 January 2020	75,098	9,194	128,317	7,983	4,232	31,095	255,919
Business combination	—	—	—	—	—	—	—
Disposal	—	—	—	—	—	—	—
Reclass	7,983	—	—	(7,983)	—	—	—
Foreign currency translation	(3,265)	(40)	(2,258)	—	(358)	(2,628)	(8,549)
31 December 2020	79,816	9,154	126,059	0	3,874	28,467	247,370

In the financial year 2020 Evotec (Munich) Execute goodwill was reclassified to the cash-generating unit OAI/Evotec International Execute.

The change in accumulated impairment of goodwill as of 31 December 2021 of k€ 233,577 compared to k€ 254,725 as at 31 December 2020 is entirely due to foreign currency translation.

The estimated future cash flows are based on a strategic plan of up to five years, an extrapolation of the cash flows over a simplified transition period of further five years and a terminal value. With the exception of the cash-generating units Aptuit Execute and Just Execute, for which the fair value less disposal costs method was applied, the impairment tests are based on the calculation of values in use.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The following tables show the relevant pre-tax discount rate as well as the growth rates used to determine the perpetual annuity in the respective discounted cash flows.

	Cash-generating units and groups of cash-generating units 2021
	OAI/Evotec	OAI/Evotec	Evotec
	International	International	(US)	Aptuit	Just
	Execute	Innovate	Execute	Execute	Execute
Denominated in	GBP/EUR	GBP/EUR	USD	GBP/EUR	USD
Pre-tax discount rate	8.19%	11.51%	7.87%	9.83%	9.22%
Growth rate for terminal value	2.0%	2.0%	2.0%	2.0%	2.0%

	Cash-generating units and groups of cash-generating units 2020
	OAI/Evotec	OAI/Evotec	Evotec
	International	International	(US)	Aptuit	Just
	Execute	Innovate	Execute	Execute	Execute
Denominated in	GBP/EUR	GBP/EUR	USD	GBP/EUR	USD
Pre-tax discount rate	9.16%	11.37%	9.78%	11.27%	9.60%
Growth rate for terminal value	1.5%	1.5%	1.5%	1.5%	1.5%

The impairment tests of the goodwill in OAI/Evotec International Execute, OAI/Evotec International Innovate, Evotec (US) Execute, Aptuit Execute, Just Execute and the relating estimated cash flows are based on past experience and expectations for the future. The impairment test of goodwill in Just Execute is based on less experience, since the structure of the J.POD® is a new technology and thus the correspondingly estimated capital flows are subject to a higher degree of uncertainty of assessment.

In addition, the following assumptions were used in the models:

–       The estimates of revenues were based on knowledge of overall market conditions combined with specific expectations of customer growth and product performance.

–       Cost estimates were developed using the 2022 and 2021 budgeted cost base projected forward to reflect volume increases, mix changes, specific investments and inflationary expectations.

–       The exchange rates and interest rates used were based on current market expectations and predictions.

The sustainable growth rate in the terminal value based on current inflation expectations in the regions relevant to Evotec’s business is 2.0% as of 30 September 2021 (30. September 2020: 1.5)% for all cash-generating unit units. Even with an unchanged growth rate in the terminal value no impairment of goodwill would have occurred.

Management has identified the discount rate and the growth rate for the terminal value as key assumptions that have the potential to vary and thereby cause the recoverable amount to be lower than the carrying amount.

No impairment of goodwill would need to be recognized in the event of a reasonably possible change in the key assumptions used in 2021.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

In 2021, the analysis of the cash-generating unit Aptuit showed a difference between the recoverable amount and the carrying amount for Aptuit Execute, which has increased compared to 2020, mainly due to the recent positive performance, so that a possible change in the key assumptions could no longer potentially lead to an impairment. The following table shows an analysis of the cash-generating unit Aptuit Execute in 2020 for which a potential change in these key assumptions could lead to an amount lower than the carrying amounts in that year. Those changes in the assumptions are shown, which result in the estimated recoverable amount to be equal to the carrying amount in 2020.

2020
	Recoverable		Increase
	amount	Applied	of
	exceeding	post-tax	post-tax	Applied	Decrease	Reduction
	net book	discount	discount	terminal	terminal	in gross
	value	rate	rate	value	value	margin
	k€	in %-	in %-	in %-	in %-	in %-
		points	points	points	points	points
Aptuit Execute	5,704	9.07	0.16	1.50	0.28	0.35

In 2021 and 2020, the Company did not record impairments as a result of annual impairment assessments.

In 2021 and 2020, it was verified whether the Covid-19 pandemic should be considered a triggering event in accordance with IAS 36.12 for Evotec. The analysis showed that the pandemic had only a minor and temporary impact on Evotec’s business. Accordingly, the Covid-19 pandemic is not a triggering event.

(15) Non-current tax receivables

Non-current tax receivables as of 31 December 2021 and 2020 relate mainly to tax refunds from tax development programs in the context of qualifying research and development expenses within France (crédit d’impôt recherche).

(16) Loan liabilities

Throughout the years 2021 and 2020, Evotec met all covenants under the various loan agreements shown below. All loans are unsecured. In 2021 and 2020, Evotec always had to maintain a minimum liquidity of k€ 35,000.

				31 Dec		31 Dec
				2021	2021	2020	2020
		Nominal interest	Maturity	Fair	Carrying	Fair	Carrying
Country of lender	Currency	rate	until	Value	amount	Value	amount
				k€	k€	k€	k€
Germany	EUR	fixed interest rate of 0.7% to 2%	2022-2031	254,911	249,530	261,601	249,369
Germany	EUR	1.60%	2024-2027	78,596	75,000	79,950	75,000
Germany	EUR	1.20%	2021-2029	8,014	7,797	16,341	16,652
Germany	EUR	1.40%	2031	21,332	20,367	—	—
Germany	EUR	1.28%	2021	—	—	5,000	5,000
Germany	EUR	1.25%	2021	—	—	178	178
Italy	EUR	1.50%	2021	—	—	212	212
France	EUR	0.55%	2025	8,559	8,650	—	—
				371,412	361,344	363,282	346,411

Current loan liabilities as of 31 December 2021 consist of interest liabilities of k€ 1,136 and of two loans in the amount of k€ 35,000 which are scheduled to be repaid in 2022 (31 December 2020: k€ 15,392).

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

As of 31 December 2021, the Company maintained unutilised lines of credit totaling k€ 99,601 (31 December 2020: k€ 51,953).

(17) Provisions

The financial year ending 31 December 2020 was adjusted for the effects of the IFRIC agenda decision of April 2021 regarding the benefits to be taken into account depending on the length of service. The adjustment of the previous year’s values led to an overall decrease in non-current provisions for pensions of k€2,168. See Note 2 “Changes in accounting policies”.

The current provisions consist of the following:

	31 Dec	31 Dec
	2021	2020
	k€	k€
Other personnel expenses	33,983	34,728
Pensions	1,478	1,275
Other provisions	3,799	5,845
Total current provisions	39,260	41,848

The non-current provisions consist of the following:

	31 Dec	31 Dec
	2021	2020
	k€	k€
Pensions	12,950	13,166
Other personnel expenses	2,029	2,277
Other provisions	3,042	5,288
Total non-current provisions	18,021	20,731

The following table summarises the development of total provisions recorded during 2021:

		Business			Foreign		31 Dec
	1. Jan. 21	combination	Consumption	Release	exchange	Additions	2021
	k€	k€	k€	k€	k€	k€	k€
Other personnel expenses	37,005	—	33,018	3,644	636	35,033	36,012
Pensions	14,441	—	463	813	—	1,263	14,428
Other provisions	11,133	—	4,760	7,021	655	6,834	6,841
Total	62,579	—	38,241	11,478	1,291	43,130	57,281

The following table summarises the development of total provisions recorded during 2020:

		Business			Foreign		31 Dec
	1. Jan. 20	combination	Consumption	Release	exchange	Additions	2020
	k€	k€	k€	k€	k€	k€	k€
Other personnel expenses	32,814	—	26,492	716	(593)	31,992	37,005
Pensions	12,131	—	354	—	—	2,664	14,441
Other provisions	8,608	—	1,046	1,216	(439)	5,226	11,133
Total	53,553	—	27,892	1,932	(1,032)	39,882	62,579

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The provision for personnel expenses mainly consists of bonus accruals (31 December  2021: k€  22,396; 31 December 2020: k€ 22,881) and accrued vacation (31 December 2021: k€ 13,904; 31 December 2020: k€ 12,354). The provision for pensions relate mainly to pensions in France (see Note 30).

The other provisions mainly consists provisions to address the risk of a potential divergent interpretation of selected contracts by the tax authorities (31 December 2021: T€ 2,139; 31 December 2020: T€ 0). Additionally, earn-out provision (31 December 2021: k€ 1,103 31 December 2020: k€ 6,381) were recorded. The decrease in earn-out provision (shown as release) mainly relates to a reclassification of k€ 3,571 to other current financial liabilities. The development of the provision for contingent consideration is shown in Note 29 Fair Values.

(18) Contract liabilities

As of 31 December 2021 and 2020, contract liabilities mainly originate from the upfront payments relating to the customer contracts with BMS in the amount of k€ 94,988 (31 December 2020: k€ 51,101) of which k€ 62,568 (31 December 2020: k€ 33,281) is classified as current contract liabilities.

(19) Income taxes

The financial year ending 31 December 2020 has been adjusted for the effects of the IFRIC agenda decision of April 2021 regarding the benefits to be taken into account depending on the length of service. The adjustment of the previous year’s values led to an overall decrease in deferred tax assets of k€ 558. See note 2 “Changes in accounting policies”.

a) Amounts recognised in consolidated income statement

Income tax benefit and expense for the years 2021, 2020 and 2019 comprise the following

	2021	2020	2019
	k€	k€	k€
Current taxes:
- Current tax expense	(12,309)	(12,804)	(13,013)
- Adjustment for prior years	(4,095)	739	385
Total current taxes	(16,404)	(12,065)	(12,628)

Deferred taxes:
- Tax loss carry forwards	(5,140)	(10,319)	(10,570)
- Temporary differences	74	2,822	3,835
Total deferred taxes	(5,066)	(7,497)	(6,735)

Total income tax expense)	(21,470)	(19,562)	(19,363)

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

b) Reconciliation of effective tax rate

The difference between the actual income tax expense and the product of the net income and the applicable Group tax rate in the reporting year and the previous year is made up as follows:

	2021	2020	2019
	k€	k€	k€
Income before taxes	236,980	25,840	56,675
Expected German income tax rate	32.28%	32.28%	32.28%
Expected income tax benefit (expense)	(76,497)	(8,341)	(18,295)
Non-deductible expenses	(511)	(2,533)	(1,731)
Taxable income not recognised in income before tax	—	(7,796)	—
R&D tax credits	6,742	5,983	7,077
Tax free income	71,917	5,485	3,558
Permanent differences from GILTI	(444)	(1,401)	(6,029)
Tax effects from investments accounted for using the equity method	(9,300)	(2,884)	(658)
Deviation tax rates to expected tax rate	1,815	690	2,444
Change in tax rates	521	124	(19)
Change in recognition of deferred tax assets	(10,247)	(9,317)	(4,391)
Non-periodic taxes
Current Taxes	(4,095)	739	385
Deferred Taxes	(570)	203	—
Other	(801)	(514)	(1,704)
Effective income tax income (expense)	(21,470)	(19,562)	(19,363)
Effective income tax rate	9.06%	75.70%	34.16%

The group tax rate includes corporate income tax plus solidarity surcharge of 15.825% and trade tax, which ranges from 10.825% - 16.625% depending on the municipality.

The initial public offering of Exscientia plc in the United States resulted in 2021 in a significant increase of the investment which impacts income and is tax free. Taxable income not recognised in income before tax in 2020 was generated from revealing hidden reserves from in-kind contributions of assets.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Deferred income tax assets and liabilities calculated with the anticipated tax rates of each entity as of 31 December 2021 and 2020 relate to the following:

	01 Jan 2021		Recognised in			31 Dec 2021
		Recognised	the other		Foreign		Deferred	Deferred
		in	comprehensive		currency		tax	tax
	Net balance	profit or loss	income		translation	Net	assets	liabilities
	k€	k€	k€		k€	k€	k€	k€
Property, plant and equipment	(2,840)	(1,969)	—		(46)	(4,855)	1,528	(6,383)
Intangible assets	(25,314)	3,296	—		(330)	(22,348)	468	(22,816)
Right of use assets	(23,535)	1,556	—		—	(21,979)	—	(21,979)
Financial assets	(316)	(3,669)	—		—	(3,985)	401	(4,386)
Provisions and deferred income	4,801	(768)	7		(75)	3,965	6,516	(2,551)
Lease obligations	23,274	(3,347)	—		—	19,927	20,297	(370)
Other	(1,309)	6,245	—		13	4,949	5,254	(305)
Tax credits	1,521	(1,270)	708	*	75	1,034	1,034	—
Loss carryforward	27,711	(5,140)	—		392	22,963	22,963	—
Total	3,993	(5,066)	715		29	(329)	58,461	(58,790)
Set off of tax	—	—	—		—	—	(41,102)	41,102
Net	3,993	(5,066)	715		29	(329)	17,359	(17,688)

* Recorded in Equity without any impact on other comprehensive income

	01 Jan 2020		Recognised in			31 Dec 2020
		Recognised	the other		Foreign		Deferred	Deferred
		in	comprehensive		currency		tax	tax
	Net balance	profit or loss	income		translation	Net	assets	liabilities
	k€	k€	k€		k€	k€	k€	k€
Property, plant and equipment	(2,947)	284	—		(177)	(2,840)	1,450	(4,290)
Intangible assets	(29,494)	4,964	—		(784)	(25,314)	564	(25,878)
Right of use assets	(31,729)	8,194	—		—	(23,535)	—	(23,535)
Financial assets	(1,012)	704	—		(8)	(316)	29	(345)
Provisions and deferred income	4,699	(75)	149		28	4,801	7,541	(2,740)
Lease obligations	31,180	(7,906)	—		—	23,274	23,557	(283)
Other	1,841	(3,150)	—		—	(1,309)	1,601	(2,909)
Tax credits	2,493	(192)	(881)	*	102	1,521	1,521	—
Loss carryforward	37,549	(10,319)	—		481	27,711	27,711	—
Total	12,580	(7,497)	(732)		(358)	3,993	63,974	(59,981)
Set off of tax	—	—	—		—	—	(39,582)	39,582
Net	12,580	(7,497)	(732)		(358)	3,993	24,392	(20,399)

*Recorded in Equity without any impact on other comprehensive income

c) Unrecognised deferred tax liabilities

Concerning undistributed foreign subsidiaries earnings, temporary differences in the amount of k€ 12,009 were not recognised according to IAS 12.39 (2020: k€ 9,982) as Evotec controls the timing of such reversal and it is not planned to distribute the foreign subsidiaries earnings.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

d) Unrecognised deferred tax assets

The Company’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realised in future years. As of 31 December 2021, no additional deferred tax assets on tax loss carryforwards exceeding the recognised deferred tax liabilities, were recognised for two German, one French, one UK entity, the US entities as well as the Swiss, Austrian and Indian entity. In the following schedule, tax loss carryforwards, interest carryforwards and tax credits for which no deferred tax assets were recorded are shown. Tax loss carryforwards on different types of income taxes were aggregated into one total amount.

	2021	2020	2019
	k€	k€	k€
Tax loss carryforwards (not expiring)	307,682	272,796	221,772
Time-limited tax losses
- expiring until 2026 (2020: 2025)(2019: 2024)	21,409	19,259	22,444
- expiring from 2027 to 2031 (2020: 2026-2030) (2019: 2025-2029)	38,207	45,409	42,931
- expiring from 2032 (2020: 2031)(2019: 2030)	73,811	43,945	88,218
Interest carryforward	—	—	—
Tax credits	1,286	1,119	1,140
Total	442,395	382,528	376,505

The table above does not include US tax losses which are subject to s382 restrictions.

In addition to unrecognized deferred tax assets from tax loss carryforwards a net asset position for temporary differences amounting to k€ 6,346 was not recorded as of 31 December 2021 (31 December 2020: k€ 2,707) as there was no sufficient taxable income foreseen.

(20) Other current financial liabilities

Other current financial liabilities of k€ 12,115 consist of liabilities from forward currency contracts of k€ 8,565 (2020: Other current financial assets of k€ 3,845) and a liability concerning an earn-out provision (reclassification from provisions) which is now due.

(21) Stock-based compensation

a) Share Performance Awards

To further incentivise executives via variable long-term incentive compensation, the Annual General Meeting in June 2020, June 2017 and June 2015 approved the respective contingent capital necessary to support the Restricted Share Plan 2020 (“RSP 2020”) as well the Share Performance Plan 2017 (“SPP 2017”) and, 2015 (“SPP 2015”). Under these plans, Restricted Share Awards (“RSA”) may be granted to a level of 1,200,000 bearer shares (“RSP 2020) and Share Performance Awards (“SPA”) may be granted to a level that may result in up to 6,000,000 bearer shares (SPP 2017) and 6,000,000 bearer shares (SPP 2015) of the Company being issued at maturity to members of the Management Board and other key employees. Each RSA grants one subscription right to shares of the Company while each SPA grants up to two subscriptions rights to shares of the Company, each of which in turn entitles the holder to subscribe for one share of the Company.

SPAs under SPP 2017 are exercised automatically within 10 trading days after the four-years holding period, whereas RSAs under RSP 2020 and SPAs under SPP 2015 can be exercised at the earliest after a vesting period of four years after the date of their grant but no later than five years after the respective grant. After five years RSAs are exercised automatically. The holder has to contribute € 1.00 per share at the date of issue.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

RSAs under RSP 2020 can only be exercised, if, when and to the extent that performance targets are achieved in a single of four consecutive calendar years. These performance targets consist of Evotec’s adjusted EBITDA. The Supervisory Board determines annually key performance indicators for each individual tranche of awards at grant date. The Restricted Share Plan 2020 is subject to certain restrictions regarding issuing periods and the allocation of the grants to members of the Management Board and other key employees.

SPAs under SPP 2017 can only be exercised, if, when and to the extent that two specified and equally weighted key performance indicators are achieved in a single of four consecutive calendar years. These performance targets consist of Evotec’s “share price “, the XETRA price is relevant here, and “relative total shareholder return”, which is derived by comparison with the return of the TecDax index. The Supervisory Board determines annually key performance indicators for each individual tranche of awards at grant date. The Share Performance Plan 2017 is subject to certain restrictions regarding issuing periods and the allocation of the grants to members of the Management Board and other key employees.

SPAs under SPP 2015 can only be exercised, if, when and to the extent that key performance indicators are achieved within a performance measurement period of three years. These performance indicators consist of service conditions relating to certain key financial figures (e.g. revenue- and income-related indicators) of the Company as well as certain share-based measurements (e.g. Evotec’s XETRA share price). The Supervisory Board determines annually key performance indicators for each individual tranche of awards at grant date. The Share Performance Plans SPP 2015 are subject to certain restrictions regarding issuing periods and the allocation of the grants to members of the Management Board and other management members. If a member of the Management Board leaves the company during the performance measurement period, he is entitled to receive proportionate Share Performance Awards dependent on the achievement of the key performance indicators. The selected key employees generally do not have this entitlement.

A summary of the status of the Share Performance Plans as of 31 December 2021 and 2020 and the changes during the year then ended is presented as follows:

	31 December
	2021	2021	2020	2020	2019	2019
	Share	Weighted	Share	Weighted	Share	Weighted
	Performance	average	Performance	average	Performance	average
	Awards	exercise	Awards	exercise	Awards	exercise
	(SPAs)	price	(SPAs)	price	(SPAs)	price
		€ per share		€ per share		€ per share
Outstanding at beginning of the year	1,570,113	1.00	2,149,562	1.00	2,869,248	1.00
SPAs granted	608,710	1.00	325,612	1.00	230,231	1.00
SPAs exercised	(701,278)	1.00	(865,687)	1.00	(924,917)	1.00
SPAs forfeited	(152,095)	1.00	(39,374)	1.00	(25,000)	1.00
Outstanding at end of the year	1,325,450	1.00	1,570,113	1.00	2,149,562	1.00
Thereof exercisable	—	1.00	432,450	1.00	504,234	1.00

Evotec’s average weighted share price at the exercise day of SPAs in fiscal year 2021 was € 37.97 (2020: € 24.26; 2019: € 21.41). In the financial year 2021, 160,048 Awards (2020: 77,214 Awards; 2019: 86,283 Awards) from the total granted 608,710 SPAs (2020: 325,612 SPA’s) were given to the members of the Management Board. The SPAs exercised in 2021 correspond to 1,195,954 shares (2020: 1,501,254 shares; 2019: 1,789,784 shares)

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The fair value of the grant of Share Performance Awards was estimated on the date of grant using a Monte-Carlo-Simulation model with the following assumptions:

	22 October	28 May	01 February
	2021	2021	2021
Risk-free interest rate in %	(0.43)	(0.57)	(0.78)
Volatility of Evotec share in %	35.0	40.0	42.0
Volatility of TecDAX index in %	—	—	29.0
Fluctuation in %	5.00	0.0 – 5.0	0.0 – 5.0
Exercise price in Euro	1.00	1.00	1.00
Share price at grant date in Euro	44.98	35.49	32.25
Market value of TecDAX index at grant date in Euro	—	—	3,375.67
Fair value according to IFRS 2 at grant date per SPA of the Management Board in Euro	—	33.50	31.34
Fair value according to IFRS 2 at grant date per SPA of employees in Euro	43.96	34.47	36.65

	29 October	15 January	15 January	15 January
	2020	2020	2019	2018
Risk-free interest rate in %	(0.85)	(0.55)	(0.46)	(0.25)
Volatility of Evotec share in %	40.0	37.0	54.0	51.0
Volatility of TecDAX index in %	—	18.0	22.0	13.0
Fluctuation in %	5.00	0.0 - 5.0	0.0 - 5.0	0.0 - 5.0
Exercise price in Euro	1.00	1.00	1.00	1.00
Share price at grant date in Euro	22.92	23.39	18.83	14.35
Market value of TecDAX index at grant date in Euro	—	3,099.05	2,478.06	2,663.91
Fair value according to IFRS 2 at grant date per SPA of the Management Board in Euro	—	22.69	15.33	12.19
Fair value according to IFRS 2 at grant date per SPA of employees in Euro	21.89	25.28	20.84	15.94

The performance measurement period for all grants started on 01 January of the corresponding year. The expected dividend yield is zero. The expected life is 4 years for the vesting periods starting in January and February, and 5 years for the vesting periods starting in May and October. The base for the expected volatility are the historic volatilities of the year before the grant date.

b) Share option plans

In the beginning of 2020, there remained a few stock options from the past. A summary of the status of the stock option plans as of 31 December  2020 and the changes during the year then ended is presented as follows:

		2020		2019
		Weighted		Weighted
	2020	average	2019	average
	Options	exercise price	Options	exercise price
		€ per share		€ per share
Outstanding at beginning of the year	32,594	2.79	82,594	2.45
Options exercised	(32,594)	2.79	(50,000)	2.23
Options expired	—	—	—	—
Options forfeited	—	—	—	—
Outstanding at end of the year	—	—	32,594	2.79
Thereof exercisable	0	—	32,594	2.79

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

As of 31 December 2020 no more stock options were outstanding. Evotec’s average share price at the exercise day of share options amounted to € 25.17 in the financial year 2020.

The Company recognised current service costs for all Share Performance Awards and Restricted Share Awards totaling to k€ 7,805 in 2021, to k€ 5,285 in 2020 and to k€ 3,649 in 2019, which were recognised as operating expenses in the consolidated income statement. Thereof, k€ 2,002 are related to Share Performance Awards of the Management Board in 2021 (2020: k€1,902; 2019: k€ 1,465). In 2021 and 2020, no current service costs related to stock options were recognised. The expenses relating to accelerated vesting as well as the adjustment of current service costs due to changes in assumptions in the financial year 2021 are included in the amount above.

(22) Stockholders’ equity

The share capital is made up of:

	2021	2020	2019
	Shares in	Shares in	Shares in
	thousands	thousands	thousands
Issued as of 01 January	163,915	150,903	149,063
Capital increase (cash contribution)	11,497	11,478	—
Exercise of share purchase rights	1,196	1,534	1,840
Issued as of 31 December	176,608	163,915	150,903

On 31 December 2021, there are 176,608,195 shares issued and outstanding with a nominal amount of € 1.00 per share. On 8 November 2021 Evotec successfully closed its public offering in the United States of 20 million ADSs. Each ADS represents half of one ordinary share of Evotec. All ADSs were sold in the offering at a purchase price of $ 21.75. On 16 November 2021 additional 2,995,000 ADSs, representing 1,497,500 ADSs were sold. In total, gross proceeds of the transaction amount to $ 500 million comprising the first offering of 20,000,000 ADSs ($ 435 million) and, the exercised option of 2,995,000 additional ADSs ($65 million) before deducting the transactions cost. The associated transaction costs consisting of underwriting commissions and offering expenses payable by Evotec amount to k€ 29,799 and were recognised as a reduction in equity.

Share purchase rights exercised in 2021 show an average exercise price amounting to € 1.00 (2020: € 1.06: 2019: € 1.03) per share. The conditional capital as of 31 December 2021 consists of 7,118,034 shares available with respect to the Share Performance Plans and the stock option plans and 29,959,289 shares available to issue no-par-value bearer shares to owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments). Evotec can award those based on the resolution of the Annual General Meeting as of 19 June 2019. Consequently, the remaining conditional capital as of 31 December 2021 amounted in total to 37,077,323 shares.

Pursuant to section 5 paragraph 5 of the Articles of Association of the Company, the Management Board, with the approval of the Supervisory Board, having partially used the authorised capital in a capital increase on 4 and 15 November 2021, is authorised to increase the Company’s share capital by up to € 21,417,436 in one or more tranches until 15 June 2026 by issuing new shares against cash or non-cash consideration. Any shares to be issued on this basis will be subject to the statutory subscription rights of Evotec’s shareholders. However, with the approval of the Supervisory Board, the Management Board may exclude the pre-emptive rights of its shareholders for some of the shares on one or several occasions under certain well-defined conditions.

Evotec owns 249,915 of Evotec’s shares as of 31 December 2021 (2020: 249,915; 2019:249,915), representing 0.1% (2020: 0.2%; 2019: 0.2)% of Evotec’s share capital as of 31 December 2021.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(23) Revenues

Management had previously excluded recharges from the segments; however in 2021, management changed its presentation of segment information to include recharges in the segments and the amounts of segment revenues below have been restated accordingly. In 2021, revenues from recharges to customers amounted to k€ 35,991 (2020: k€ 21,835; 2019: k€14,503) whereof k€ 34,104 is allocated to EVT Execute (2020: k€ 20,728; 2019: k€ 13,761) and k€ 1,887 is allocated to EVT Innovate (2020: k€ 1,107; 2019: k€ 742).

The following schedule analyses the revenues Evotec recognised in the financial year 2021:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues
Service fees and FTE-based research payments	431,184	99,570	530,754
Recharges	34,104	1,887	35,991
Compound access fees	1,532	43	1,575
Milestone fees	4,232	45,237	49,469
Licences	—	245	245
Total	471,052	146,982	618,034
Timing of revenue recognition
At a certain time	38,336	47,124	85,460
Over a period of time	432,716	99,858	532,574
Total	471,052	146,982	618,034
Revenues by region
USA	236,009	101,593	337,602
Germany	24,279	22,573	46,852
France	16,876	13,715	30,591
United Kingdom	98,735	5,905	104,640
Rest of the world	95,153	3,196	98,349
Total	471,052	146,982	618,034

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The following schedule shows the revenue in the financial year 2020:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues
Service fees and FTE-based research payments	366,946	93,648	460,594
Recharges	20,728	1,107	21,835
Compound access fees	1,361	—	1,361
Milestone fees	5,059	12,033	17,092
Licences	—	42	42
Total	394,094	106,830	500,924
Timing of revenue recognition
At a certain time	25,787	13,140	38,927
Over a period of time	368,307	93,690	461,997
Total	394,094	106,830	500,924
Revenues by region
USA	189,488	58,360	247,848
Germany	19,529	24,792	44,321
France	21,499	15,561	37,060
United Kingdom	89,258	4,729	93,987
Rest of the world	74,320	3,388	77,708
Total	394,094	106,830	500,924

The following schedule shows the revenue in the financial year 2019:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues
Service fees and FTE-based research payments	329,500	69,081	398,581
Recharges	13,761	742	14,503
Compound access fees	1,019	—	1,019
Milestone fees	5,234	25,202	30,436
Licences	1,852	46	1,898
Total	351,366	95,071	446,437
Timing of revenue recognition
At a certain time	7,086	25,202	32,288
Over a period of time	344,280	69,869	414,149
Total	351,366	95,071	446,437
Revenues by region
USA	156,768	38,274	195,042
Germany	18,312	9,672	27,984
France	45,439	17,395	62,834
United Kingdom	68,703	9,199	77,902
Rest of the world	62,144	20,531	82,675
Total	351,366	95,071	446,437

The revenues are allocated to regions according to the head office of the external customers.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) are as follows:

	31 Dec	31 Dec	31 Dec
	2021	2020	2019
	k€	k€	k€
In the course of one year	225,061	377,216	320,787
After one year	67,619	69,328	98,469

In the year under review no material revenues were recognized for which the performance obligation was fully or partially fulfilled in prior periods.

In the financial year 2021, BMS, Evotec’s largest customer, contributed more than 10% of the Group revenues equalling to k€ 98,616 (2020: k€ 62,561) and was allocated to the segments EVT Execute and EVT Innovate. In 2019, BMS as well as Sanofi contributed with revenues of T€ 112,854 a share of more than 25% of Group revenues. Both customers were allocated to the segments EVT Execute and EVT Innovate.

Included in the revenues are revenues from contribution in the year 2021 in the amount of k€ 8,565 (2020: k€ 4,648; 2019: k€ 4,545)

(24) Research and Development

In 2021, research expenses mainly relate to company-owned Innovate projects amounting to k€ 64,064 (2020: k€ 55,992; 2019: k€ 49,673) as well as overhead expenses in the amount of k€ 8,136 (2020: k€ 9,341; 2019: k€ 6,766). The overhead expenses consist mainly of patent costs and overhead personnel expenses. The increase in research and development expenses compared to the financial year 2020 is mainly due to initiatives in the areas of platform R&D. In the financial year 2020 compared to 2019, the increase resulted from initiatives in the area of metabolic diseases and oncology. Included in research and development expenses are amortisation for intangible assets and depreciation for property, plant and equipment of k€ 1,042 (2020: k€ 789; 2019: k€ 752).

In the financial year 2021 development costs for software of k€ 980 were capitalised.

(25) Selling, general and administrative expenses

Included in selling, general and administrative expenses in 2021 are expenses for sales and marketing in the amount of k€ 9,422 (2020: k€ 9,503; 2019: k€ 9,094). Other administrative expenses in 2021 amount to k€ 96,023 (2020: k€ 67,356; 2019: k€ 57,452). The increase in general and administrative expenses in 2021 compared to 2020 as well as 2019, is in particular due to personnel expenses as a result of significant company growth. Included in selling, general and administrative expenses are amortisation for intangible assets and depreciation for property, plant and equipment of k€ 24,957 (2020: k€ 19,840; 2019: k€ 17,466)

(26) Other operating income

In 2021, 2020 and 2019, other operating income mainly relates to refunds from Sanofi relating to the development of portfolios in Lyon and Toulouse in the amount of k€ 35,762 (2020: k€ 43,398; 2019: k€ 32,822). Further included are refunds from French CIR (crédit d’impôt recherche) in the amount of k€ 22,691 (2020: k€ 19,308; 2019: k€ 17,618) and Italy in the amount of k€ 2,784 (2020: k€ 124; 2019: k€ 6,735) as well as similar refunds in UK from the „Research and Development Expenditure Credit”(RDEC) in the amount of k€ 6,502 (2020: k€ 4,337; 2019: k€  3,874). These tax refunds from tax development programmes are akin to a government grant and as a result shown as other operating income.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(27) Financial instruments

-Financial risk management

Evotec is exposed to the following risks arising from financial instruments:

–       currency risks

–       interest rate risks

–       liquidity risks (see Note 28)

–       capital management risk (see Note 28)

–       credit risks (see Note 28)

–       market risks (see Note 28)

The Management Board has overall responsibility for the establishment and oversight of the Company’s management framework. The Management Board has installed a Group Risk Manager, who is responsible for developing and monitoring the risk management policies. The Group Risk Manager reports regularly to the Management Board on its activities. The Audit Committee of the Supervisory Board oversees how management monitors compliance with the Company’s risk management policies and procedures.

Currency risks

The Company is exposed to currency risks, if Evotec companies enter into revenues, purchases and borrowings that are denominated in a currency other than the functional currency of the respective Evotec company. The functional currencies of all Evotec companies consist mainly of Euro, US Dollar and Pound Sterling. The Evotec companies are in the normal course of business particularly exposed to currency fluctuations between US Dollar, Pound Sterling and the Euro.

The following table shows the average currency rates as well as the currency rates at 31 December 2021 and 2020 each against the Euro:

	Average rate
	2021	2020	31 December
	01 January -	01 January -
	31 December	31 December	2021	2020
	€	€	€	€
USD	0.8455	0.8755	0.8829	0.8149
GBP	1.1633	1.1240	1.1901	1.1123

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

A strengthening (weakening) of the euro, the US dollar and the British pound among themselves and against other currencies, as shown below as at 31 December, would lead to an increase (reduction) in equity and earnings with the amounts mentioned below. This analysis relates to financial instruments held for sale on condition that all other variables remain constant and ignore the impact of purchases and sales.

	Variance 2021		Variance 2020		Variance 2019
		Profit and		Profit and		Profit and
	Equity	loss	Equity	loss	Equity	loss
	k€	k€	k€	k€	k€	k€
USD (10% strengthening)	42,053	42,053	11,321	11,321	10,861	10,861
USD (10% weakening)	(42,053)	(42,053)	(11,321)	(11,321)	(10,861)	(10,861)
GBP (10% strengthening)	6,643	6,643	5,702	5,702	2,803	2,803
GBP (10% weakening)	(6,643)	(6,643)	(5,702)	(5,702)	(2,803)	(2,803)
EUR (10% strengthening)	48,699	48,699	17,032	17,032	332	332
EUR (10% weakening)	(48,699)	(48,699)	(17,032)	(17,032)	(332)	(332)

The Company manages the foreign exchange exposure via natural hedges and selective hedging instruments such as forward currency contracts. The hedging instruments used do not expose the Company to any material additional risk. The objective of these transactions is to reduce the risk of exchange rate fluctuations of the Company’s foreign currency denominated cash flows. Evotec does not enter into derivative transactions for trading or speculative purposes. Foreign currency contracts are carried at fair value. Foreign currency forward contracts amounting to a fair value of k€ -8,565 were held by the Company as of 31 December 2021 (31 December 2020: k€ 3,845; 2019: k€ 1,042). Gains and losses from the fair value accounting related to foreign currency derivatives are included in non-operating income and expense and amounted to a net loss of k€ 12,410 in the financial year 2021 (2020: net loss of k€ 20; 2019: net gain of k€ 1,042). This net loss results mainly from the strong USD appreciation during the 2021.

Derived regularly from the summarised quantitative data about the Company’s currency risks, based on the report to the Management Board, the expected future USD cash flows which should be hedged with USD/GBP forward contracts and USD/EUR forward contracts are determined. As of 31 December 2021, cash flows of kUSD 344,830 (31 December 2020: kUSD 70,500; 31 December 2019: kUSD 30,000), thereof kUSD 300,430 against Euro (31 December 2020: kUSD  45,000; 31 December 2019: kUSD 12,000), and kUSD 44,400 (31 December 2020: kUSD 25,500; 31 December 2019: kUSD 14,396) and cash outflows of k€ 8,400 against GBP were hedged.

The fair value of cash and cash equivalents, investments, trade accounts receivable and trade accounts payable approximate their carrying values in the consolidated financial statements due to their short-term nature. Financial assets are accounted for at the settlement date.

Interest rate risks

The Company is exposed to interest rate risks in Germany, UK and USA due to current investments as well as loans. Financial instruments with fixed interest rates are not subject to interest rate risk and therefore are not included in the sensitivity analysis. Financial instruments with variable market interest rates as of 31 December 2021 and 2020 are included in the sensitivity analysis for the period of their existence. If the interest rate had been 100 basis points higher (lower) at 31 December 2021, the effect on income before taxes would have been k€ 746 higher and k€ 827 lower (31 December 2020: net income k€ 415 higher (lower); 31 December 2019: net income k€ 320 higher (lower)). Shareholders’ equity would be impacted in the same amount.

The fair value of debt varies from the carrying amount, if there is a difference between the underlying interest rate to the market interest rate. The fair value is then determined using an appropriate market interest rate.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The fair values of the loans and current investments with variable market interest rates as of 31 December 2021 and 2020 would vary by the following amounts:

	31 Dec	31 Dec
	2021	2020
	k€	k€
Variable interest rate +1% point	2,570	37
Variable interest rate (1)% point	(827)	(415)

Evotec regularly uses interest rate swaps to economically hedge the interest rate risks from its borrowings. In June 2019, two interest rate swaps with a notional of k€ 48,250 were agreed to swap portions of the variabilized interest-bearing tranches of the promissory note against a fixed rate of 0.17% and 0.24%, respectively. In addition, two additional interest rate swaps with a notional of k€ 22,500 each were concluded in 2021. Here, a fixed rate of 2.00% and 1.12% is swapped against a floored Euribor plus spread. The Company does not use fair value through profit or loss accounting for its financial assets and liabilities with fixed interest rates.

The Company is exposed to interest rate risk through variable interest-bearing loans. These interest rate risks are deemed not to be significant.

Other price risks

The Company is not exposed to any price risks associated to their financial instruments.

(28) Risks

Liquidity risks

Revenue fluctuations, external events and changes in the business environment might negatively impact Evotec’s short- to mid-term profitability and cash reserves. To actively address any related risk, Evotec’s management has defined minimum liquidity levels and prepared a scenario planning to safeguard its cash position. Evotec believes that existing liquidity reserves are sufficient to cope with the cumulative impact of all identified risks. Evotec currently has sufficient liquidity reserves, in particular due to a public placement in the US in 2021. However, the option of increasing capital is always considered. This additional financing might be required if new opportunities arise in terms of M&A or in-licensing. The Company does not intend to engage in projects unless adequate funding is allocated or secured. Evotec has successfully increased liquidity through market positioning and growth. Given the current business environment with economic and political uncertainties, Evotec assesses the associated liquidity risks still to be low (previous year: low ).

The general risk of losing a significant amount of cash in cash investments should continuously be mitigated by spreading the investments across several different banks in high-credit quality instruments in full compliance with the Company’s approved investment policy. Evotec monitors its banks and investments on an ongoing basis. Therefore, Evotec assesses the current default risks to be low, remaining unchanged in comparison to the previous year.

Currency exchange movements also impact Evotec’s reported liquidity primarily through the translation of liquid assets held in US Dollars or Pound Sterling into Euros. A portion of the funds is held in currencies other than Euro in order to meet local operating needs. This risk has increased due to extensive political uncertainty and a potentially strong market reaction in the forthcoming months, but was already subject to increasing volatility in previous years.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The contractual maturities of financial liabilities, including estimated interest payments as of 31 December 2021 are included in the following tables:

	31 Dec 2021
	Carrying	Contractual	Due in	Due in	More than
	amount	cash flow	1 year	2 - 5 years	5 years
	k€	k€	k€	k€	k€
Non-derivative financial liabilities
Loans	(362,480)	(382,867)	(40,467)	(253,391)	(89,009)
Lease obligations	(150,437)	(175,040)	(17,343)	(69,396)	(88,301)
Contingent consideration	(1,103)	(1,156)	(1,156)	—	—
Trade accounts payable	(72,598)	(72,598)	(72,598)	—	—
Other financial liabilities	(4,017)	(4,017)	(4,017)	—	—
Total non-derivative financial liabilities	(590,635)	(635,678)	(135,581)	(322,787)	(177,310)
Derivative financial liabilities
Interest rate swaps/FX forwards	(9,344)	(9,344)	(7,423)	(1,660)	(261)
Total derivative financial liabilities	(9,344)	(9,344)	(7,423)	(1,660)	(261)

Capital management risk

Evotec actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximise returns. Evotec’s cash and short-term investments are located at several different banks. Financial investments are made in liquid, highly diversified investment instruments having at minimum a Standard & Poor’s rating (or equivalent) of at least BBB-.

The following table shows the total assets, equity as well as equity ratio and net cash (cash and cash equivalents minus current and non-current loan liabilities and current and non-current finance lease obligations):

	31 Dec	31 Dec
	2021	20201)
	k€	k€
Total assets	2,235,161	1,462,337
Equity attributable to the shareholders of Evotec SE	1,377,685	724,456
Equity ratio (in )%	61.6%	49.5%
Net cash	186,409	(69,386)
1)	Includes the impacts of the IFRIC agenda decision of April 2021 of benefits to periods of service, see note 2 “Changes in accounting policies”.

Evotec remains well financed with an equity ratio relating to equity attributable to Evotec’s shareholders of 61.6 % as of 31 December 2021 (31 December 2020: 49.5%) and currently has no necessity to raise capital to maintain its operations in the near to mid-term. However, the option to increase capital must always be considered if new opportunities arise in terms of M&A or in-licensing which require additional financing. Furthermore, the acquisition of anchor investors can be of strategic importance for the company.

No minimum capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of miscellaneous stock option plans as well as Share Performance Awards on the basis of Share Performance Plans (see Note 21).

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Credit risks

Credit risk is the risk of financial loss to the Company if a customer fails or partly fails to meet any of its contractual obligations and arises primarily from the receivables from customers, contract assets and investment securities. The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	31 Dec	31 Dec
	2021	2020
	k€	k€
United States	78,543	32,511
France	17,098	15,413
United Kingdom	12,391	9,683
Germany	6,283	5,072
Rest of Europe	10,363	14,006
Rest of the world	7,400	2,320
	132,078	79,005

The maximum exposure to credit risk for contract assets at 31 December 2021 equals the net book value in the amount of k€ 18,614 (31 December 2020: k€ 12,607).

The Company has exposure to credit risk primarily with respect to its trade accounts receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. The Company’s accounts receivables are generally unsecured and are not backed by collateral from its customers. As of 31 December 2021, one customer accounted for 23% of trade receivables (31 December 2020: 9)%. Concentrations of credit risk with respect to trade accounts receivables are generally limited by a number of geographically diverse customers and the Company’s monitoring procedures.

Market risks

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, in general or for individual treatments might change while engaging in individual projects.

Reconciliation of cash flows from financing activities to the changes in financial liabilities

		Lease
	Loan liabilities	obligations	Loan notes
	k€	k€	k€
As of 01 Jan 2021	346,411	145,554	3
Proceeds from issuance of loans	30,791	—	—
Repayment	(16,018)	(19,770)	—
Cashflow from financing activities	14,773	(19,770)	—
Disposal of finance lease obligation	—	(58)	—
Foreign currency translation	—	6,691	—
Changes in fair value	160	—	—
Interest increase	1,136	3,728	—
Issue of finance lease obligation	—	14,292	—
As of 31 Dec 2021	362,480	150,437	3

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

		Lease
	Loan liabilities	obligations	Loan notes
	k€	k€	k€
As of 01 Jan 2020	331,229	131,870	3
Proceeds from issuance of loans	21,539	—	—
Repayment	(6,521)	(20,174)	—
Cashflow from financing activities	15,018	(20,174)	—
Disposal of finance lease obligation	—	(32,983)	—
Foreign currency translation	2	(4,126)	—
Changes in fair value	162	—	—
Interest increase	—	3,125	—
Issue of finance lease obligation	—	67,842	—
As of 31 Dec 2020	346,411	145,554	3

(29) Fair values

Cash and cash equivalents, trade accounts receivable, contract assets, other current and non-current financial assets, current loan liabilities, current portion of lease obligations, long term lease obligations, trade accounts payable, current contract liabilities, non-current contract liabilities, and other current and non-current financial liabilities are classified as amortized cost and approximate their carrying amounts. Non- current loan liabilities are classified as amortized cost (31 December 2021: T€ 326,344 and 31 December 2020 T€ 331,019) for which the fair value was at 31 December 2021 T€ 336,412 and at 31 December 2020 T€ 347,890 based on level 3 in the fair value hierarchy. The fair values of financial assets and liabilities other than classified at amortized cost, together with the carrying amounts shown in the balance sheet, are as follows:

		31 Dec 2021		31 Dec 2020
	Classification	Carrying	Fair	Carrying	Fair
in k€	according to IFRS 9	amount	value	amount	value
Investments	Fair value through other comprehensive income	158,908	158,908	59,350	59,350
Long-term investments	Fair value through profit and loss	268,793	268,793	19,289	19,289
Derivative financial instruments	Fair value through profit and loss	(9,344)	(9,344)	3,343	3,343
Contingent consideration	Fair value through profit and loss	(1,103)	(1,103)	(6,381)	(6,381)
		417,254	417,254	75,601	75,601
Unrecognised (gain)/loss			—		—

In determining the fair values on level 2 and 3 the following valuation techniques are used:

Financial instruments measured at fair value

The fair value of derivative financial instruments is determined using market-related methods. The valuation model is based on quoted values of similar instruments, the characteristics of which are broadly in line with the instruments to be evaluated.

The fair values for contingent consideration are determined using discounted cash flow models. The capital flows used are basically based on the contracts underlying the conditional consideration and the relevant project or business planning. The discount rate takes into account the risk structure underlying capital flows (usually weighted average cost of capital of the acquired entity). Additional non-observable input factors include, for example, marketing success probabilities.

At the time of acquisition of investments, the fair value corresponds to the acquisition costs. Changes in fair value may occur due to scientific or financial plan discrepancies or new financing rounds. These deviations are determined by means of discounted cash flow valuation models.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

Financial instruments not measured at fair value

For cash and cash equivalents, trade accounts receivables, contract assets, trade accounts payable, contract liabilities, loan liabilities, lease obligations and other current financial assets and liabilities, fair value is determined without the use of significant unobservable inputs, respectively the net book values represent an appropriate approximation of the fair value.

Assets and liabilities that are not measured at fair value but whose fair value is expressed

The present value for long-term credit liabilities was calculated using a simplified model using unobservable input factors (discount rate 1.00155)% and thus corresponds to the level 3 investigation hierarchy.

Hierarchy levels

The following table allocates financial assets and financial liabilities to the three levels of the fair value hierarchy as defined in IFRS 13:

	31 Dec 2021
in k€	Level 1	Level 2	Level 3	Total
Assets at fair value through other comprehensive income	158,908	—	—	158,908
Assets at fair value through profit and loss	244,866	—	23,927	268,793
Liabilities at fair value through other comprehensive income	—	—	—	—
Liabilities at fair value through profit and loss	—	(9,344)	(1,103)	(10,447)

	31 Dec 2020
in k€	Level 1	Level 2	Level 3	Total
Assets at fair value through other comprehensive income	59,350	—	—	59,350
Assets at fair value through profit and loss	—	3,343	19,289	22,632
Liabilities at fair value through other comprehensive income	—	—	—	—
Liabilities at fair value through profit and loss	—	—	(6,381)	(6,381)

The levels of the fair value hierarchy and its application to Evotec’s financial assets and financial liabilities are described below:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The following tables show the movement of fair values at level 3 for the financial years 2021 and 2020, respectively:

		Other	Contingent
in k€	Note	investments	consideration
Balance at 01 Jan 2021		19,289	(6,381)
Exchange rate differences		—	(268)
Addition	(10);(17)	6,647	—
Additions due to discontinuation of the use of equity method		—	—
Consumption		—	445
Reclassification to Liabilities		—	3,571
Net income/expense effected	(10)	(2,009)	1,530
Balance at 31 Dec 2021		23,927	(1,103)

		Other	Contingent
in k€	Note	investments	consideration
Balance at 01 Jan 2020		11,462	(4,265)
Exchange rate differences		—	324
Addition	(10);(17)	6,327	(2,941)
Consumption		—	—
Net income/expense effected	(10)	1,500	501
Balance at 31 Dec 2020		19,289	(6,381)

The effects recognised in the income statement above from the adjustment of the fair values at level 3 were included in the consolidated income statement “Other operating income” and “interest expense”.

For the fair value of the level 3 hierarchy, possible alternative assumptions of significant unobservable inputs would have ceteris paribus the following effects as of 31 December 2021 and 2020:

	2021		2020
	Net result		Net result
in k€	Increase	Decrease	Increase	Decrease
Contingent consideration
Discount rate (movement of 1.5%-points)	(11)	11	(121)	131
Commercialisation success rate (movement of 10%-points)	109	(109)	768	(355)
Long-term investments
Discount rate (movement of 1.5%-points)	(4,118)	6,279	(3,282)	4,975

In the financial years 2021 and 2020, no reclasses were made among the individual levels.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(30) Pension plan

Defined contribution pension plans

In UK Evotec operates a defined contribution Group Personal Pension Plan (GPPP) and makes contributions to employees’ own schemes. With the acquisition of Aptuit in 2018, the Company took over other additional plans. The pension charge for the year represents contributions payable by the Company to the fund (and to employees’ own pension schemes) and amounted in 2021 to k€ 4,519 (2020: k€ 3,727). Contributions amounting to k€ 152 (2020: k€ 353) were payable to the fund at the year-end 2021 and 2020 respectively and are included in provisions. The Company’s contribution rate is employee-specific and is determined by the level of an employee’s contribution and the relevant legislation.

Further, the Company operates defined contribution 401K plans in the USA with the contribution to these plans amounting to k€ 646 during 2021 (2020: k€ 530).

Defined benefit pension plans

The company operates a defined benefit pension plan for employees in France. The calculation of the provision for this pension obligation is based on the projected unit credit method according to IAS 19. In 2021 and 2020, a calculation for this obligation was done which includes the following assumptions.

	31 Dec	31 Dec
	2021	2020
Actuarial interest rate	0.80%	0.60%
Salary increase	1.90%	1.80%
Employee turnover	0% - 1.10%	0% - 2.85%
Retirement age	62 years	62 years

For the measurement of the mortality rate the mortality tables of France according to l’INSEE 2011-2013 were used. The mortality rate is not subject of a material sensitivity as the payment is processed at the beginning of the retirement. The sensitivity of the actuarial interest rate and the resulting change of the relating pension provision is shown in the following table. This change would be recognised as actuarial gain or loss in other comprehensive income in equity. For the other assumptions, no material change is expected, as they are based on historical values, which will not change much in the course of a year.

	31 Dec	31 Dec
in k€	2021	2020
Actuarial interest rate +0.50%-points	(626)	(814)
Actuarial interest rate -0.50%-points	676	890

The presented financial statements have been adjusted for the impact of the IFRIC agenda decision of April 2021 regarding the benefits to be taken into account depending on the length of service. See note 2 “Changes in accounting policies”. The Company operates a defined benefit pension plan for one former member of the Management Board of Evotec SE. The provision for this pension is calculated using the projected unit credit method in accordance with IAS 19. An actuarial report was prepared in 2021 and 2020 for this obligation. The calculations are based on assumed pension increases of 1.50% and a discount rate of 1.06% in 2021 and 1.5% and 0.70% in 2020. The discount rate reflects market conditions.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The pension provisions developed as follows:

	31 Dec	31 Dec
in k€	2021	2020
Pension provision at beginning of the year	14,441	12,131
Addition at acquisition date	—	771
Benefit payments from the employer	(468)	(9)
Included in other comprehensive income:
Actuarial gains/losses from:
Changes in financial assumptions	(551)	(499)
Experience adjustments	(116)	1,022
Impact of changes in demographic assumptions	3	56
Included in net income:
Current service costs	1,021	888
Interest cost	98	80
Pension provision at year-end	14,428	14,441

The pension provision at year-end relates mainly to France and only a minor part (31 December 2021: k€ 189 and 31 December 2020: k€ 205) relates to the pension provision on Germany.

The pension provision is mainly unfunded. Expenses for the statutory retirement obligations are explained in Note (33).

(31) Commitments and contingencies

(a) Operating lease obligations

The future minimum lease payments under non-cancellable lease agreements, signed in 2021, but not yet to be recognised according to IFRS 16, are as follows:

	31 Dec	31 Dec
	2021	2020
	k€	k€
Less than one year	801	71
Between one and five years	10,595	3,419
More than five years	46,474	9,332
Total	57,870	12,822

In addition, the Company maintains leases which were not recognised in accordance with the exemptions in IFRS 16. These amounts are not material and therefore not presented here.

(b) Other commitments and contingencies

The future minimum payments associated with miscellaneous long-term commitments total approximately k€ 9,459 and k€ 14,042 at 31 December 2021 and 2020, respectively. The significant portion thereof related to long-term commitments in connection with facility expenses.

As of 31 December 2021, the Company has entered into purchase commitments in the amount of k€ 66,154 (31 December 2020: k€ 32,976).

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The Company has licensed or acquired certain third-party intellectual property for use in its business. Under these agreements, the Company is required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties. The Company also agreed with several third parties on getting access to their technology and know-how for use in Evotec’s business activities or within collaborations. Under those agreements, the Company is required to pay if necessary a share of the revenue relating to those technologies and know-how to the respective third parties.

The Company is not aware of any material actual or threatened litigation as of 31 December 2021.

(32) Related party transactions

Related persons and entities within the meaning of IAS 24 represent for the Group, in particular, shareholders who (jointly) have a dominant or significant influence, as well as subsidiaries, associates and joint ventures, key management personnel as well as members of the Supervisory Board Evotec has not entered into any material transactions with any key management personnel or member of the Supervisory Board. The remuneration paid to key personnel is presented in note 34 b) “Management Board”; the remuneration paid to the members of the Supervisory Board is shown in note 34 c) “Supervisory Board”.

In addition to the business relationships with the subsidiaries eliminated in the consolidated financial statements by means of full consolidation, mainly business transactions with associated companies and joint ventures exist.

The terms and conditions of all transactions were made on terms and conditions that prevail in an arm´s length transaction. The balances from the transactions with related parties are unsecured and are fulfilled by payment or service. In the period under review, the Group has recorded expenses for allowances on outstanding balances in the amount of k€ 8,969 (2020: k€ 0).

	Revenues from	Cost of
	Contracts/	revenue/	Trade accounts	Other financial
	Interest income	Interest expense	receivables	assets	Other liabilities
	1. Jan-31. Dec 2021	1. Jan-31. Dec 2021	31. Dec 2021	31. Dec 2021	31. Dec 2021
Transactions with	k EUR	k EUR	k EUR	k EUR	k EUR
associated companies and joint ventures	28,868	146	2,643	153	—

	Revenues from	Cost of
	Contracts/	revenue/	Trade
	Interest income	Interest expense	accounts	Other financial
	1. Jan-	1. Jan-	receivables	assets	Other liabilities
	31. Dec 2020	31. Dec 2020	31. Dec 2020	31. Dec 2020	31. Dec 2020
Transactions with	k EUR	k EUR	k EUR	k EUR	k EUR
associated companies and joint ventures	35,450	497	2,984	6,435	5,635
other related party companies	32,961	—	6,492	—	—

	Revenues from	Cost of
	Contracts/	revenue/	Trade
	Interest income	Interest expense	accounts	Other financial
	1. Jan-	1. Jan-	receivables	assets	Other liabilities
	31. Dec 2019	31. Dec 2019	31. Dec 2019	31. Dec 2019	31. Dec 2019
Transactions with	k EUR	k EUR	k EUR	k EUR	k EUR
associated companies and joint ventures	21,136	—	2,015	184	1,780
other related party companies	20,699	—	11,145	—	—

Other liabilities to associates result from capital transactions.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(33) Personnel expenses and cost of material

The personnel expenses of the Company in 2021 amounted to k€ 319,353 of which k€ 240,947 relate to personnel expenses outside Germany, in the UK, Italy, Switzerland, France and USA (2020: k€ 250,082 and k€ 187,677, respectively; 2019: k€ 199,496 and k€ 147,129, respectively). Thereof expenses for the statutory retirement insurance amounted to k€ 12,407 of which k€ 7,566 relate to expenses outside Germany in the UK, Italy, Switzerland, France and USA (2020: k€ 10,065 and k€ 6,292, respectively; 2019: k€ 8,594 and k€ 5,580, respectively).

Cost of materials in 2021 amounted to k€ 107,837 thereof k€ 83,275 were cost of materials outside Germany in the UK, Italy, Switzerland, France and USA (2020: k€ 92,827 and k€ 73,064, respectively; 2019: k€ 70,887 and k€ 54,037, respectively).

(34) Other disclosures

(a) Consolidated subsidiaries and equity investees

Information below shows Evotec’s direct and indirect voting rights in their subsidiaries and other investments. Evotec’s direct and indirect voting rights in dormant companies are not included.

	2021	2020
	Company's	Company's
	voting	voting
	rights	rights
	%	%
Subsidiaries
Aptuit Global LLC, Princeton, USA	100.00	100.00
Aptuit (Verona) SRL, Verona, Italy	100.00	100.00
Aptuit (Oxford) Ltd., Abingdon, UK	100.00	100.00
Aptuit (Switzerland) AG, Basel, Switzerland*	100.00	100.00
Aptuit (Potters Bar) Ltd., Abingdon, UK	100.00	100.00
Cyprotex Discovery Ltd., Manchester, UK	100.00	100.00
Cyprotex Ltd., Manchester, UK	100.00	100.00
Cyprotex US, LLC., Watertown, USA	100.00	100.00
Evotec (France) SAS, Toulouse, France	100.00	100.00
Evotec ID (Lyon) SAS, Marcy l’Étoile, France	100.00	100.00
Evotec (Hamburg) GmbH, Hamburg, Germany	100.00	100.00
Evotec GT GmbH, Orth an der Donau, Austria	100.00	100.00
Evotec (India) Private Limited, Thane, India*	100.00	100.00
Evotec International GmbH, Hamburg, Germany	100.00	100.00
Evotec (München) GmbH, Martinsried, Germany	100.00	100.00
Evotec (UK) Ltd., Abingdon, UK	100.00	100.00
Evotec (US), Inc., Princeton, USA	100.00	100.00
J.POD-Evotec Biologics Inc., Seattle, USA	100.00	100.00
Just - Evotec Biologics, Inc., Seattle, USA	100.00	100.00
Just-Evotec Biologics EU SAS, Toulouse, France	100.00	—

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

	2021	2020
	Company’s	Company’s
	voting	voting
	rights	rights
	%	%
Associates and joint ventures
Ananke Therapeutics Inc., Boston, USA	22.70	—
Autobahn Labs, Palo Alto, USA	25.58	39.29
Breakpoint Therapeutics GmbH, Hamburg, Germany	34.61	47.70
Celmatix Inc., New York, USA	23.75	25.05
Curexsys GmbH, Göttingen, Germany	39.82	39.82
Dark Blue Therapeutics LTD, Oxford, UK	17.11	18.67
Eternygen GmbH, Berlin, Germany	24.97	24.97
Exscientia plc (before: Exscientia Ltd.), Oxford, UK	—	20.32
FSHD Unlimited Coop, Leiden, Netherlands	21.46	21.09
NephThera GmbH, Hamburg, Germany	50.00	50.00
Pancella Inc, Toronto, Canada	12.69	13.06
Quantro Therapeutics GmbH, Wien, Austria	34.52	24.99
Topas Therapeutics GmbH, Hamburg, Germany	22.14	21.13

Other Investments
Aeovian Pharmaceuticals Inc., San Francisco, USA	4.80	5.83
ArgoBio SAS, Paris, France	10.03	—
Blacksmith Medicines Inc., San Diego, USA	15.10	15.01
Cajal Neuroscience Inc., Seattle, USA	2.27	1.82
Carrick Therapeutics Ltd., Dublin, Ireland	4.56	4.45
Exscientia plc (before: Exscientia Ltd.), Oxford, UK	11.70	—
Fibrocor LLP, Toronto, Canada	16.26	16.00
Fibrocor Therapeutics Inc., Toronto, Canada	8.73	8.88
Forge Therapeutics, Inc., San Diego, USA	15.04	14.90
Immunitas, Therapeutics, Inc., Waltham, USA	5.86	7.29
Leon Nanodrugs GmbH, München, Germany	12.43	7.82
Mission BioCapital V LP, Cambridge, USA	3.64	7.22
OxVax Limited, Oxford, UK	4.42	—

*	in voluntary liquidation

The subsidiaries listed in this table are included in the consolidated financial statements.

In the first half of the year Evotec SE founded Just-Evotec Biologics EU SAS, France. The new fully consolidated company started initiating in the second half of the year the construction of its J.POD® 2 EU biologics manufacturing facility at Evotec’s Campus Curie in Toulouse, France.

Associates and joint ventures are accounted for at-equity.

Through the shareholder agreement of Pancella Inc. and Dark Blue Therapeutics GmbH, Evotec participates in all significant financial and operating decisions. The group has therefore determined that it has significant influence over this entities, even though it only holds below 20% of the voting rights.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

The Group investments in subsidiaries, associated companies and joint ventures are not hedged as those currency positions are considered to be long-term in nature.

(b) Management Board

The Management Board of Evotec consists of the following members:

Dr. Werner Lanthaler, Business Executive, (CEO),

Dr. Cord Dohrmann, Biologist, (CSO),

Dr. Craig Johnstone, Chemist, (COO) and

Enno Spillner, Business Executive, (CFO).

The remuneration granted to the members of the Management Board for the financial years 2021 and 2020 are shown below:

	2021	2021	2021	2021	2021
	Fixed	Variable	Share Performance	Fair value of
	remuneration	remuneration	and Restricted	SPAs and	Total
	(short-term)	(short-term)	Share Awards	RSAs granted	remuneration
	k€	k€	in pcs	k€	k€
Dr. Werner Lanthaler	711	590	100,769	3,313	4,614
Dr. Cord Dohrmann	451	275	40,956	1,348	2,074
Dr. Craig Johnstone	382	234	9,439	296	912
Enno Spillner	384	220	8,884	278	882
Total	1,928	1.319	160,048	5,235	8,482

	2020	2020	2020	2020	2020
	Fixed	Variable	Share
	remuneration	remuneration	Performance	Fair values of	Total
	(Short-term)	(Short-term)	Awards	SPAs granted	remuneration
	k€	k€	in pcs	k€	k€
Dr. Werner Lanthaler	585	476	38,400	871	1,932
Dr. Cord Dohrmann	415	377	14,647	332	1,124
Dr. Craig Johnstone	382	236	12,450	282	900
Enno Spillner	386	222	11,717	266	874
Total	1,768	1,311	77,214	1,751	4,830

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

(c) Supervisory Board

The Supervisory Board of Evotec consists of the following members:

Prof. Dr. Iris Löw-Friedrich, Member of the Management Board (Chief Medical Officer) at UCB S.A.; Vice Chairperson of the Supervisory Board until June 2021; Chairperson of the Supervisory Board since June 2021;

Roland Sackers, CFO and Managing Director of QIAGEN N.V.; Vice Chairman of the Supervisory Board;

Dr. Mario Polywka, independent consultant; Former Member of the Management board Evotec SE;

Dr. Elaine Sullivan, independent consultant; CEO of Keltic Pharma Therapeutics;

Kasim Kutay, CEO of Novo Holdings A/S;

Dr. Constanze Ulmer-Eilfort, Partner of the law firm Peters, Schönberger & Partner (PSP Munich); Member of the Supervisory Board since June 2021;

Prof. Dr. Wolfgang Plischke, independent consultant, former Member of the Management Board of Bayer AG; Chairperson of the Supervisory Board (until June 2021);

The remuneration accrued for the members of the Supervisory Board in the financial year was as follows:

	2021	2020
	Remuneration	Remuneration
	k€	k€
Prof. Dr. Iris Löw-Friedrich	113.6	70.0
Roland Sackers	90.5	85.0
Dr. Mario Polywka	55.5	50.0
Dr. Elaine Sullivan	60.0	60.0
Kasim Kutay	60.0	32.5
Dr. Constanze Ulmer-Eilfort	32.7	0.0
Prof. Dr. Wolfgang Plischke	68.2	150.0
Michael Shalmi	—	27.5
Total	480.5	475.0

In the financial years 2021 and 2020, there was no share-based remuneration.

(35) Subsequent events

Bayer informed Evotec at the beginning of February 2022 about its decision to discontinue the development of the investigational P2X3 receptor antagonist eliapixant (BAY1817080), which stems from a former Evotec/Bayer multi-target research alliance.

As a consequence of Bayer’s decision, Evotec regains the rights to all P2X3 assets on request. The Company will evaluate the underlying data as soon as they are made available and will evaluate all options.

Evotec SE and subsidiaries

Notes to consolidated financial statements for the financial year 2021

With the Russia/Ukraine conflict, Evotec is facing since February 2022 high procurement risks in the short term due to increasing electricity and gas prices for entities purchasing gas and electricity on the Spot market. We also see a risk of increasing transportation costs due to higher transport times and on-charging of costs from our suppliers.

Hamburg, 30 March 2022

Dr. Werner LanthalerDr. Cord DohrmannDr. Craig JohnstoneEnno Spillner