Form 20-F
period 2023-12-31
Evotec SE
filed 2024-08-14
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Dr. Christian Wojczewski

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

The number of outstanding ordinary shares as of December 31, 2023 was 177,185,736.

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

☐ Yes   ☒ No

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Evotec, the Evotec SE logo, EVT , ScreenSeq, ScreenPep, PanHunter, Just, the Just logo, J.POD, J.HAL, J.HAL HUMANOID ANTIBODY LIBRARY, JP3, Aptuit, the Aptuit logo, Evotec INDiGO, Aptuit INDiGO, Cyprotex and other trademarks or service marks of Evotec appearing in this annual report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this annual report are presented without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others. These trademarks, service marks and trade names may be the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by those companies.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally as issued by the IASB. Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. dollars. Unless otherwise indicated, these translations for the financial information as of and for the years ended December 31, 2023, and 2022 were made at the rate of €1.00 to $1.1050 obtained from the European Central Bank on December 31, 2023. The exchange rate is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 pm Central European Time. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could have been purchased upon exchange of Euros at the dates indicated. All references in this annual report to “$” mean U.S. dollars and all references to “€” mean Euros. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

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

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified in the section titled “Risk Factors” in this annual report. The forward-looking statements in this annual report include, among others, statements regarding:

●	Our ability to innovate sufficiently and continually remain at the forefront of precision medicine, including with respect to our platform technologies and our investment into the discovery of new pipeline assets, such that we retain our existing customers, broaden, and deepen our customer relationships and gain new customers,
●	Our ability to find suitable partners or agree on acceptable terms regarding our unpartnered pipeline assets,
●	The ability and timing of our partners to develop successfully, conduct trials of, obtain regulatory approval for and commercialize our pipeline assets,
●	Our ability to allocate resources properly, retain the business of our existing customers, and successfully manage the expansion of our company, including with respect to our investments through EVOequity,
●	Whether we can obtain a positive return on our equity investments,

●	The impact of any pandemic similar to the COVID-19 pandemic, epidemic or outbreak, on our business, financial condition, results of operations, cash flows and prospects,
●	The Russia-Ukraine war and all its potential impacts such as significantly increasing energy prices and transport costs as well as supply bottlenecks and delays, growing risks of cyber-attacks, and risks of production interruptions at our sites, particularly because of restricted energy supplies. The impact on our results of operations and cash flows from period to period is affected by fluctuations in foreign exchange rates,
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws and anti-money-laundering laws and Sarbanes-Oxley Act (“SOX”),
●	Our ability to secure our information technology systems and the data stored therein, and prevent and remediate cyber-security incidents,
●	Our ability to obtain the substantial additional financing required to achieve our goals,
●	Our ability to take advantage of R&D tax credits, grants, and tax loss carryforwards, and
●	Our ability to obtain sufficiently and timely, maintain, protect, defend and/or enforce our intellectual property rights.

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

Summary of Risks Associated with our Business

Our business is subject to several risks which you should be aware of before making an investment decision. These risks are discussed more fully in the section of this annual report titled “Risk Factors”. These risks include, but are not limited to, the following:

●	Our business is subject to the significant and increasing challenges that face the pharmaceutical and biotechnology industries,
●	Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain,
●	Drug discovery and innovation are subject to significant risks and increasing challenges,
●	Our operational business faces various performance-related risks,
●	Our company intends to develop and expand, which may encounter difficulties in managing our development and expansion efforts, which could disrupt our operations,
●	Our company may not realize a return on our equity investments,
●	Our success depends on our ability to attract and retain senior management and key employees, including highly specialized scientific staff,

●	Our partners and we face intense competition in the biotechnology and pharmaceutical industries,
●	The approval and sale of drug products are subject to extensive regulation, and accordingly our ability to generate revenue from our pipeline assets is uncertain,
●	Even if any of our pipeline assets are commercialized, they may not be accepted by physicians, healthcare payors, patients, or the medical community in general,
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws, anti-money-laundering laws and SOX,
●	Geopolitical uncertainties such as the Russia-Ukraine war, the Middle East conflict or an increasing escalation and expansion of the trade conflict between the USA and China with all its implications and effects - such as for example uncertainties in energy markets, supply bottlenecks, and increasing risks of cyber-attacks,
●	Our ability to fulfill all national and international regulations related to sustainability and environmental, social and governance (ESG) expecting us to identify, prevent, mitigate and ideally eliminate the extent of potential negative impacts or violations throughout our business activities and value chain,
●	Our efforts to obtain, maintain, protect, defend and/or enforce our intellectual property may be inadequate and our business could be adversely affected as a result,
●	Our activities, and the activities of our customers, to comply with extensive government regulations to ensure patient health, and
●	Our ability to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal control over financial reporting.

PART I

Item 1.                 Identity of Directors, Senior Management and Advisers

A.  Directors and senior management.

Not applicable.

B.  Advisers.

Not applicable.

C.  Auditors.

Not applicable.

Item 2.                 Offer Statistics and Expected Timetable

A.  Offer statistics.

Not applicable.

B.  Method and expected timetable.

Not applicable.

Item 3.                 Key Information

A.  [Reserved]

B.  Capitalization and indebtedness.

Not applicable.

C.  Reasons for the offer and use of proceeds.

Not applicable.

D.  Risk factors.

Risk Management

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this annual report and in other documents we file with, or furnish to, the U.S. Securities and Exchange Commission (“SEC”), including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Strategic risks

Failure to achieve strategic targets.

Currently, we have more than 5,000 employees and, in connection with the growth of business and advancement of our pipeline, we expect to increase the number of employees and the scale of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, and continue to recruit and train additional qualified personnel. We also routinely pursue new service offerings, such as our expansion into Contract Research Organization (“CRO”) services including, but not limited to, protocol preparation and review and regulatory preparation and submission. Our ability to sustain growth and secure new business is dependent on the biopharma industry’s willingness and ability to invest into R&D and continued outsourcing. Our business could be significantly impacted by any decline in R&D spending or outsourcing activities in the biopharma industry. We are actively developing pipeline assets in many therapeutic areas and across a wide range of diseases. Successfully developing candidates for, and fully understanding the regulatory and manufacturing pathways to, all these therapeutic areas and diseases requires a significant depth of talent and experience, resources, and corporate processes. In case of limited resources, we may not be able to effectively manage this execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees. For example, by expanding Contract Development and Manufacturing Organization (“CDMO”) services, we may become liable for acts or omissions made. Additionally, we consistently invest in and develop new cutting-edge technology platforms and services or products to enhance the competitiveness of our business. However, the failure to create demand for these new offerings could significantly impact operations and cash flows, thereby having an adverse effect on our business strategy. As a specific example, J.POD2 development presumes matching demand and obtaining matching business opportunities. Should these not be realized or take up be delayed, we would need to absorb the fixed costs. In the same stream, delay of the completion of JPOD2 would impact the anticipated financials. Moreover, if our new service offerings or platforms fail to generate the anticipated market demand, we might not receive the desired return on investment, putting forecasted revenue and profitability at risk. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects. As a part of our routine business operations, we collect, analyze, and store considerable volumes of data related to the activities conducted for our customers. The security of these data systems is crucial, as unauthorized third parties might attempt to gain access to this data for the purpose of data theft, disruption of operation, or financial gain. We have encountered and expect to face various threats and breaches to our data and systems, as the frequency and complexity of these threats continue to grow. The contractual agreements we have in place with customers typically include clauses on confidentiality of customer information. The confidentiality of such information could be compromised during such attempts, exposing us to substantial risks. This could lead to significant consequences including termination of contracts, harm to customer relationships, damage to our reputation, and legal lawsuits. These events could not only have a material adverse effect on our operating and financial performance, but could also jeopardize the overall strategic objectives and the achievement of our business goals.

Risks to success in drug discovery and development

We seek to serve as a source of innovative drug candidates to potential partners. We are advancing several active discovery and early-stage development assets that we intend to license to partners for clinical development and commercialization. Some of our assets are not partnered, and if we cannot find a suitable partner or agree on acceptable terms with a partner, we may not be able to generate a return on such assets. Furthermore, the amount of our return on the investments in our own pipeline assets depends on many factors, such as the degree of innovation and strength of our intellectual property position, as well as on external factors outside of our control. For example, our ability to generate a return on the investments in our pipeline assets depends, in significant part, on our partners’ R&D priorities and the market dynamics in each disease area. The market environment, demand and competitive landscape for our individual pipeline assets might change significantly over time as certain diseases become prevalent or other treatment options emerge, that have a better safety and efficacy profile or become more readily available, thereby reducing the market opportunities for our pipeline assets. As a result, the commercial objectives of our partners with respect to individual assets and the financial proceeds we may receive from partnering individual assets are highly uncertain, subject to factors outside of our control and could deviate significantly from our projections.Furthermore, a changing market environment could lead to strategic reprioritization and discontinuation of some projects or partnerships by our partners, transferring the risk of further development and re-partnering of these assets to us. Failure to successfully re-partner these assets could lead to additional costs and loss of potential revenue streams and profitability forecasted from these assets. Whether we are eligible to receive milestone and royalty payments is subject to our partners’ success in preclinical and clinical testing. The outcome of respective tests and trials is inherently uncertain, and we neither control nor drive the development process once our partners enter the clinical trial phase. Our partners also may experience unforeseen challenges during, or because of, any clinical trial that they conduct. This could significantly delay or even prevent successful product development and subsequent market approval. Furthermore, there is a risk that milestone and potential license payments on future drug sales by partners will be lower than anticipated in our strategic planning. This could thus lead to impairments of underlying individual intangible assets, affecting our liquidity and financial position and jeopardizing the corresponding strategic target in the medium to long term.

Failure of mergers and acquisitions

We have strategic growth targets which we intend to achieve through a combination of organic growth and the acquisition of complementary service and research capacities. We might intend in the future, as part of our expansion efforts, to undertake additional strategic acquisitions; however, doing so may not realize the intended advantages of such acquisitions and investments, if we are unsuccessful in ascertaining or evaluating target businesses. For instance, our assumptions may prove to be incorrect, which could cause us to fail to realize the anticipated benefits of these transactions. If we fail to realize the expected benefits from acquisitions or investments, whether because of e.g., unidentified risks or liabilities or integration difficulties, our business, results of operations and financial condition could be adversely affected (e.g., impairments on goodwill or intangible assets). Moreover, we may not be able to locate suitable acquisition or partnership opportunities. Following an acquisition, we may not be able to successfully integrate the acquired business or operate the acquired business profitably. This is a risk that pertains to the existing setup of our company which included several acquisitions over the previous years. We continue to require investment and focus in order to continue to integrate them and obtain the lift through synergies. This can create a stress, especially on enabling functions. Not obtaining the synergies and optimal integration means that the full value anticipated upon purchase may not be realized. In addition, integration efforts often take a significant amount of time, place a significant strain on managerial, operational, and financial resources, might result in the loss of key personnel and can prove to be more difficult or expensive than predicted. The diversion of the management’s attention and any delay or difficulties encountered in connection with any future acquisitions could result in the disruption of our ongoing business or inconsistencies in standards and controls that could negatively affect our operations, including the ability to maintain third-party relationships. If we encounter difficulties integrating newly acquired assets or operations with our platform, our business, and results of operations as a group may be adversely impacted. Moreover, if we invest in new modalities and technologies, it may not be successful in integrating them into our platform offerings or generating customer or partner demand for them, which could result in failure to generate a return on our investment. Some of the businesses we may seek to acquire may be marginally profitable or unprofitable. For these businesses to achieve acceptable levels of profitability, we may need to improve our management, operations, products and/or market penetration. We may not be successful in this regard, and it may encounter other difficulties in integrating acquired businesses into our existing operations. Further, if we undertake acquisitions, it may utilize our cash, issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Further, as part of our EVOequity model, from time to time we invest in start-up companies and/or early-development-stage technology. In evaluating these opportunities, we follow an evaluation process that considers factors such as potential financial returns, new expertise in emerging drug discovery and business benefits. Despite our best efforts to calculate potential return and risk, some, or all the companies we invest in may be unprofitable at the time of, and subsequent to, our investment. We have incurred and may continue to incur losses from these investments, including the potential for future impairment charges on the investments, and the anticipated benefits of the technology and business relationships may be less than expected. We therefore strive to ensure the proper adjustment and smooth integration of the new companies’ technologies, cultures, systems and processes and act as ONE Evotec. Based on the experience of past acquisitions, we make use of all necessary resources and departments to ensure a smooth integration process.

Market risks

Political risks

Difficult political conditions are currently prevailing in various parts of the world. While the health risks posed by the coronavirus have been significantly reduced due to increasing population immunity, geopolitical risks are currently rising, particularly in connection with Russia’s war in Ukraine and the Middle East conflict, as well as various other swelling conflicts elsewhere. The direct influence of war and indirect influences due to significant sanctions could have a negative impact on our businesses. For example, an expansion of the conflict beyond the borders of Ukraine would have considerable global consequences. The effects of the war are unpredictable and have the potential to continue to have a significant impact on the markets and financial markets, for example by leading to high currency volatility, inflation and an economic slowdown or even recession. The war-related energy crisis in particular, with all its implications, will be strongly influenced by political decisions in the future.

An increasing escalation and expansion of the trade conflict between the USA and China could have a significant direct and indirect negative impact on our business. For example, tariffs on our customers’ pharmaceutical products or active pharmaceutical ingredients could be increased or unstable conditions on the global markets could lead to delays in the market launch of our partners’ new medicines or make it more difficult for our partners and customers to supply patients globally. These effects mean that our customers and partners may be under increased cost, sales and margin pressure and may postpone, terminate or reduce the scope of strategic projects and new projects with us. We maintain a close partnership and exchange with all our customers and partners in order to also monitor the financial situation and liquidity of these third parties. Irrespective of this, there is a risk that some of them may no longer be able to pay their invoices on time in future or may even become insolvent.

Although we include geopolitical developments and forecasts in our planning for future orders, sales and costs, there is a risk that such forecasts or outlooks may prove to be incorrect. Unforeseeable effects in world trade and global economic policy can therefore adversely affect our financial position and jeopardize the corresponding strategic target in the medium to long term.

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

Competitors and disruptive market participants

The biotechnology and pharmaceutical industries have grown rapidly in recent year, are intensely competitive and subject to rapid and significant technological change. As a result, we are closely monitoring the competitive situation and the competitive environment. Our mission is to discover best and first-in-class medicines for a broad range of difficult-to-treat diseases in collaboration with our partners. To that end, we have built a comprehensive suite of fully integrated, next-generation technology platforms that we believe will transform the way new drugs are discovered. By leveraging the advanced capabilities of our integrated platforms, we can provide solutions to our partners that enable significant improvements in the quality of new drugs while accelerating the drug discovery process and reducing the high cost of attrition often associated with traditional drug discovery processes. The industry in which we operate is highly competitive, with many players pursuing similar scientific approaches. If we do not continually offer our partners innovative and cutting-edge solutions and remain at the forefront of precision medicine, our business may be materially and adversely affected. Moreover, our business operations are subject to challenges because of industry pressures. The downward pressure on healthcare costs, particularly on prescription drugs, has intensified and our partners are impacted accordingly. As our business is dependent on the continued health and growth of the pharmaceutical and biological industry, should the industry contract due to pricing pressure, our business may be materially and adversely affected.

In the event competitors introduce more superior offerings, it could adversely impact our effect positioning, thereby impact our revenues and financial conditions, and ultimately, our overall business strategy if Evotec´s current customers or customer targets decide to continue working with one of our competitors. The risk is all the higher as it would affect our top customers. 35% of our revenue in 2023 was generated with 3 customers and 102 customer alliances generated revenue in 2023 of more than € 1.0m. We face intensifying competition from Far East and Eastern European CROs, which present a compelling alternative for cost-conscious customers. This heightened competition poses a substantial challenge for us as this could impact our market share. The growing emphasis on quality and expanding geographic presence poses a significant threat to us as they eat into our market share with their cost-sensitive offering. The growing presence of pharmaceutical companies into the biotech services space also increases the outsourcing options for biotech companies, heightening the risk of losing customers to these established players. Additionally, the emergence of disruptive AI/ML offered by a new breed of competitors, poses a growing competitive threat in the drug discovery services space. These companies are increasingly competing with drug discovery service companies for deals and partnerships with big pharma companies. There is a risk that these companies could improve their wet lab capabilities, becoming more competitive in the drug discovery space, intensifying competition.

In addition, our drug discovery and development efforts may target diseases and conditions for which there are existing therapies or therapies that are being developed by market players, who may have e.g., greater resources or superior manufacturing capabilities than we do. Furthermore, any drug products resulting from our research and development (“R&D”) efforts might not be able to compete successfully with others’ existing or future products. These factors could increase competitive pressure on our pipeline products, increasing the uncertainty of future cash flows from these assets, ultimately impacting our financial position and overall business strategy.

Reasonable cost management, continued development of capacities and technologies, diversification of revenues as well as revenues from valuable, result-driven alliances are critical factors for us in maintaining a significant role in the world of drug discovery in the pharma and biotechnology sector.

Financial risks

Liquidity risk

Revenue fluctuations, expenditures, external events, and changes in the business environment might negatively impact our short-to-medium-term profitability and liquidity. Evotec participates in scientific projects with milestone character in order to benefit financially from high success or specific results. However, these are usually linked to the successful achievement of an important scientific result or regulatory event, so that the outcome is uncertain due to the nature of scientific research and development. Therefore, despite our best efforts, there is a risk that these milestones will not be reached or will be reached later than planned, which may have a negative effect on the planned liquidity and margin. Evotec may also be exposed to liquidity risks from long-term fixed-price contracts if the planned cash inflows in connection with these contracts are lower than expected and if cost increases (e.g. inflation) were not sufficiently factored in and negotiated when the contracts were concluded. As of December 31, 2023, we had €604.1 million in cash, cash equivalents and investments. However, our operating plan may change because of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, marketing and distribution arrangements, other partnerships and licensing arrangements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. At the end of 2022 we were able to secure € 150 million in additional financing from the EIB. In 2023, we drew €93.3 of this loan to finance its research. Overall, we believe, we have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation. Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the US dollar, Pound Sterling, and the Euro. In the course of 2023, we have reduced our currency exposure. On December 31, 2023, we hold 63% of our Liquidity in EUR reducing from 50% at the end of 2022.

Currency risks

We manage currency risks via forwards, natural hedges, and other selective hedging instruments. Hedging transactions are entered into for future transactions that can be reliably anticipated based on our order book. Despite active currency management, exchange rate risk cannot be eliminated due to unpredictable volatility. As a result, our business may be affected by fluctuations in foreign exchange rates, which may have a significant impact on our results of operations and cash flows from period to period. Currency exchange movements also impact our reported liquidity in respect of translating liquid assets held in U.S. dollars (~30% of Evotec’s liquid assets) or pound sterling into Euros. Interest rate risks may arise from inevitable negative interest on investments of available cash after capital increases, financing, etc. The increase in interest rates affects the interest charges on our variable interest-bearing loans and leads to additional interest expenses. At the end of 2023, 15% of our loans have variable interest conditions. Additionally, we regularly maintain cash balances at third-party financial institutions in excess of applicable insurance limits and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to the assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened.

Legal/compliance risks

Litigation and contractual risks

We are exposed to risks from litigation and legislation. As a result, we are exposed to the potential risk that legal action, court rulings or out-of-court settlements may have adverse financial consequences. We are bound by numerous complex contracts with a low degree of standardization, in particular customer contracts. Contractual clauses that are flawed, contentious, or unfavorable for us may entail contractual risks like legal liability risks and financial risks. We have not recorded any judicial or material out-of-court settlements with customers in the past 10 years.

Regulatory risks

We and our pharmaceutical and biotechnology customers and partners are subject to extensive regulations by the European Medicines Agency (“EMA”), the FDA and similar regulatory authorities in other countries for the development, manufacturing, and commercializing of products for therapeutic or diagnostic use. Such regulations include but are not limited to, restrictions on testing on animals and humans, manufacturing, safety, efficacy, labeling, sale, advertising promotion and distribution of our or our partners’ products.

New laws and regulations to that we, our customers and partners are subject to may change in the future affecting the viability of market entry for new products developed by us or the ability to continue certain projects for our customers and partners that may consequently be terminated at an early stage.

Regulations related to sustainability and environmental, social and governance (“ESG”) issues have become increasingly important for companies in recent years and are subject to rapid and ongoing development. Due to the growing reporting requirements with the EU Taxonomy, Supply Chain Act and Corporate Sustainability Reporting Directive (“CSRD”), the scope of reporting is increasingly enormous. Combining the financial report and sustainability report from the financial year 2024 onwards increases the relevance of the information but is also associated with increased additional work due to more complex auditing requirements. This requires enhancing cooperation between internal functions and with that preparation and further provision of capacities within the company. The EU Taxonomy poses a challenge with the requirements for checking eligibility and alignment with the environmental objectives and disclosing financial KPIs. Specifically with the introduction of the CSRD, and with that the European Sustainability Reporting Standards (“ESRS”) that will be applicable for financial year 2024 ongoing and are replacing the currently applicable CSR-RUG demand in metrics and detailed information is rising. The information thus departs from a compilation of sustainability data to the fact that information requires more strategy and an impacts analysis as a base. The analysis of the impacts now forms the ground of the materiality and thus the material topics that must be reported for companies. This may lead to increased regulatory, social or other scrutiny on our part. We have to perform this impact assessment and materiality analysis in preparation for the introduction of the standards in 2024.

We analyze our business activities, business relationships, products and services to determine whether they have a positive and/or negative impacts and the severity and irremediably of those impact on sustainability aspects like the environment, corporate governance, business ethics, respect for human rights or the development of human resources (inside-out perspective). Furthermore, the analysis of sustainability impacts on the course of business, the results or the situation of the company as opportunities and risks (outside-in perspective) must be included. Furthermore, national and international regulations expect us to identify, prevent, mitigate and ideally eliminate the extent of potential negative impacts or violations throughout our business activities and value chain. If we are not able to adequately meet our statutory reporting obligations and appropriately recognize and respond to the expectations of governments, society and investors with regard to sustainability aspects, we could potentially have to pay significant fines and suffer damage to our reputation. In particular, companies are increasingly being evaluated using their performance on sustainability issues by investors, customers, suppliers and financial institutions. In addition to our own disclosure obligations, compliance with sustainability aspects is assessed by a large number of organizations and published externally. In addition, sustainability compliance is an increasingly legal obligation for institutional and professional investors, so an inadequate ESG rating may negatively impact the investment decisions of these investors. If any of these events were to occur, it could have a material adverse effect on our business, financial condition, cash flows and results of operations, and the market value of our common stock could decline. Any failure on our part in this regard could also have a material adverse effect on our reputation and the achievement of our strategic objectives.

The German Supply Due Diligence Act was passed by the German Parliament in 2021 and is mandatory for us from 2024 onwards. This new law obliges us to respect human rights and the environment and requires us to implement legally defined due diligence obligations. One of the key elements of these due diligence obligations is the establishment of a risk management system. Such a risk management system is intended to identify, prevent or minimize risks of human rights violations and environmental damage. The due diligence obligations apply both to our own business activities and to the actions of our contractual partners and suppliers. If we fail to comply with the German Supply Chain Due Diligence Act or if supervisory authorities are of the opinion that we have not complied with our due diligence obligations in accordance with this law, this may lead to official enforcement measures or other administrative penalties and fines. This may interrupt, or delay our development activities and could have a material adverse effect on our business, financial condition, reputation and results of operations.

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

Quality risks in manufacturing and R&D

Our business’ success hinges on fulfilling both our own and legal quality standards. Parts of our operations are subject to current Good Manufacturing Practice (“cGMP”), current Good Laboratory Practice (“cGLP”) and current Good Clinical Practice (“cGCP”) requirements. Regulatory authorities and our customers conduct scheduled periodic inspections or unscheduled (for cause) inspections of our facilities to monitor our Quality System and verify that we comply with regulatory requirements and with the terms of our quality agreements with our customers. Audit findings that can impact on patient’s safety, are classified as “critical” and may lead to a loss of certification with regulatory agencies or a loss of approved supplier status with our customers and a subsequent loss in revenues and in reputation. Our manufacturing facilities also require certification and validation activities to demonstrate that they operate as designed. In addition, our manufacturing and testing facilities are subject to regulatory inspections by the national competent authorities in EU member states (including Italian Medicines Agency (“AIFA”)), the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the United Kingdom, the U.S. Food and Drug Administration (“FDA”), and other comparable regulatory authorities of other countries. If we are unable to reliably conduct the preclinical and clinical study and manufacture products in accordance with the regulatory requirements, we may not obtain or maintain the necessary authorizations. Further, our facilities may fail to pass regulatory inspections, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. In addition, any failure of quality in the product could cause significant delays and additional costs required to remediate any deficiencies. Any failure in quality which can cause damage to the patient may be subject to civil and criminal penalties. Any of these challenges could delay the completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay regulatory approval, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, damage to reputation, financial condition, results of operations and growth prospects.

With reference to all activities performed in research or non-GMP development phases, a lack of quality can bring to generation of unreliable data, with consequent loss of time to repeat the experiments, increase of cost, loss of revenues and loss of reputation.

General Governance and compliance risks (fraud, corporate governance)

Evotec is mainly exposed to privacy breach and the potential risk of antitrust violations or fraud e.g., through price fixing, illicit gratuities and the acceptance of unauthorized invitations. Our employees are obliged to adhere to our Code of Conduct, which is applicable across the entire group. Compliance with internal company policies is paramount to our success and ensures a safe work environment for our employees and early detection of potential risks. It is essential for us to ensure that we in general and our employees individually conduct business in a legal, ethical and responsible manner. We are obliged to report any incidents we suspect of having breached the ethical guidelines laid out in our Code of Conduct to our supervisor or to our Compliance Officer. At the beginning of 2023, external investigations were initiated against the former Chief Executive Officer (“CEO”) personally due to his late reporting of directors’ dealings. We have established corresponding guidelines and processes and therefore assume that investigations will continue to be directed exclusively against the person concerned and not against us. We currently have no new information of the status of the external investigation. Our corporate Legal & Compliance department is in charge of compliance monitoring. Our routine activities include reporting to the Management Board and the Supervisory Board, and the development and implementation of certain compliance guidelines and trainings.

Risks of failing to maintain effective internal control over financial reporting as a U.S.-listed company.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2023. We are subject to requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), to perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal controls. Management has identified certain material weaknesses in our internal control over financial reporting. As a result, management has concluded that, as of December 31, 2023, our internal control over financial reporting was not effective, as more fully described in Item 15.E of this annual report. Management has also accordingly concluded that our disclosure controls and procedures were not effective.

Notwithstanding the material weaknesses, we confirm that our consolidated financial statements, as included in this annual report, fairly present, in all material respects, our consolidated financial condition as of December 31, 2023 and our consolidated results of operations and cash flows for the year ended December 31, 2023, in conformity with IFRS. Management has developed a remediation plan to address the material weaknesses, including enhancing the risk and control frameworks, which will build on the significant attention that management has devoted to controls to date. While we are taking steps to address these material weaknesses, which could require us to expend significant resources to correct the material weaknesses or deficiencies, any gaps or deficiencies in our internal control over financing reporting may result in us being unable to provide required financial information in a timely and reliable manner and/or incorrectly reporting financial information, which could reduce confidence in our published information, impact access to capital markets, impact the trading price of our securities or subject us to potential regulatory investigations and sanctions. On 24 April 2024, Evotec published and filed its fully audited Annual Report 2023 but was unable to file the 20-F for the year 2023 within the prescribed time period. The “Securities and Exchange Commission” was informed in time via Form 12b-25 on April 30, 2024 In addition, there can be no assurance that these measures will remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Risks of changes in tax laws and interpretations by authorities

We operate in many different countries and are therefore potentially taxable in several countries and subject to various national tax laws and regulations. Changes in tax laws, jurisdiction and interpretations by authorities or courts as well as findings based on audits by authorities in these countries can lead to additional tax expenses and payments, which can negatively impact our business, our financial position, and results. These unforeseen additional tax expenses can arise for several reasons. Due to the complexity of our business model, this could affect the tax treatment of individualized elements of customer contracts, the taxable presence of a group company in a tax jurisdiction, adjustments to transfer prices, the application of indirect taxes to certain transactions and the non-recognition of the benefits of double tax treaties. Furthermore, R&D tax credits in various countries contribute significantly to our financial performance. Changes can also arise from significant acquisitions, divestments, restructuring and other reorganizations. Global economic risks such as recessions or currency fluctuation can directly affect tax revenues. Governments may adjust tax policies or rates in response to economic downturn which may impact our business. Global technological risks, including the need of digitalization, impact tax compliance. We must adapt to digital tax reporting and address risks related to data security. The cyber-attack was a clear operational disruption which also impacted tax revenues and may give rise to tax implications. Hence improvement of processes, simplification of operating model and digitalization is a clear focus to manage tax risk.

Ownership and patent risks

If our business activities conflict with patents or other intellectual property rights of third parties, activities may be suspended or there may be a legal dispute. Also, if we believe that our patents or other intellectual property rights have been infringed upon by a third party, we might file lawsuits. These actions could have an influence on our financial position or results.

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

Risks from unknowing all third-party intellectual property rights

We may not be aware of all third-party intellectual property rights potentially relating to our assets. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the United States Patent and Trademark Office (“USPTO”), or other similar proceedings in non-U.S. jurisdictions (e.g., within the jurisdiction of the Deutsches Patent und Markenamt (“DPMA”) or European Patent Office (“EPO”)), that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

HR risks

Loss of highly qualified staff (key employees)

Losing highly qualified staff and facing challenges in recruiting adequate personnel for replacement or new roles poses significant risks for us across various dimensions. It results in a depletion of expertise essential for operations, especially in niche scientific areas, disrupting workflow and productivity as remaining employees’ shoulder additional responsibilities, potentially leading to burnout and decreased efficiency. Integrating new hires further impacts productivity. The departure of key team members affects team dynamics, morale, and institutional memory, making it challenging to maintain continuity and make informed decisions in the future. High turnover tarnishes our reputation, signaling instability and impacting the bottom line due to recruitment, training, and productivity losses. In today’s competitive landscape, we heavily rely on our human capital to maintain a competitive edge. Losing highly qualified staff can put us at a significant disadvantage compared to competitors with stable and skilled work forces. Despite operating in an attractive industry and market environment, we face strong competition in the recruitment market, where short-term hiring can be challenging. Furthermore, the departure of key staff members can result in the loss of clients and projects, as they often play crucial roles in maintaining relationships and delivering successful outcomes.

Information technology risks

Cyber risks, data integrity and protection and loss of data

We collect and maintain information in digital form that is necessary to conduct our business, and we are highly dependent on our information technology systems. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, human samples, and personal information. We have also outsourced elements of our information technology infrastructure, including our internal computer system, and as a result, several third-party vendors may or could have access to confidential information.

Our information technology systems, including our internal computer systems, and data have been, and may continue to be, vulnerable. As previously disclosed, on April 6, 2023, we were the victim of a ransomware incident that has continued to impact our operations. Upon learning of the incident, we immediately retained a team of third-party forensic, incident response and security professionals and engaged external counsel to respond to and contain, as well as to investigate and determine the full scope of, the incident. We also notified law enforcement officials and confirmed that we have certain insurance coverage for such incidents. However, there is no guarantee that we will be fully reimbursed for all expenses incurred in connection with the incident. The incident has caused, and may continue to cause, delays in our operations and result in a deferral or loss of revenue and incremental costs that may adversely impact our results of operations, cash flows and financial condition and the trading price of our Common Stock.

As a result of the ransomware incident and any future cyber security incidents, information stored on our networks may be manipulated, publicly disclosed, and permanently lost. Any such breach or other loss of information could result in legal claims or proceedings and liability under laws that protect the privacy of personal information, as well as regulatory penalties. We cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could adversely affect our business, results of operations and financial condition and there can be no assurance that there will not be future cyber security incidents or vulnerabilities.

Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques completely or implement adequate preventative measures in the future as well. We may also experience security breaches that remain undetected for an extended period. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations also in the future, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. Any such breach, loss or compromise of clinical trial participant personal data, including in connection with PanHunter, may also subject us to civil fines and penalties. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur internal costs or liability, Our competitive position could be harmed and the further development and commercialization of our partners’ product candidates could be delayed.

To minimize the risk of losing data, we invest in the development of a new and more secure infrastructure based on international best practices in cyber & IT security. In addition to technical measures, structural and procedural changes are made in Information Security, IT and IT Security to continuously review and improve security. Awareness campaigns are conducted to inform employees about current threats. These measures reduce the effect of hazards such as natural disasters, power failures, system upgrade failures, theft and data corruption as much as reasonably possible. As a result of the ransomware attack on April 6, 2023, all security measures and precautions are being extensively reviewed and enhanced with outside consultants and security experts as part of the recovery from the external attack. Nevertheless, there is no assurance that there will not be any cyber security incidents or vulnerabilities that will have a material adverse effect on us in the future.

Compliance with corporate guidelines relating to data integrity and protection, which also regulate the assignment of access rights, is mandatory. We perform regular IT risk assessments to identify and rectify weaknesses. A Security Committee reviews and discusses threats and risks on a regular basis and decides on the implementation and handling of mitigation measures. High risks are communicated to the Management Board and the Supervisory Board.

GDPR and other similar jurisdictions

Considering the significantly expanded regulations under General Data Protection Regulation (“GDPR”) and other similar jurisdictions, we are permanently reviewing the handling of relevant internal and external data and our respective flow, storage, and access. If we fail to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert, we have failed to comply with these laws, it may lead to regulatory enforcement actions or other administrative penalties. This may be onerous, may interrupt, or delay our development activities, and may adversely affect our business, financial condition, and results of operations. We must comply with the GDPR and the United Kingdom (“UK”) GDPR, which, together with the amended UK Data Protection Act 2018, retains GDPR in the United Kingdom’s national law. The European Commission (“EC”) has adopted an adequacy decision which will automatically expire on June 27, 2025, unless the European Commission re-assesses and renews/extends that decision. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law therefore remains unclear, and it is unclear how the United Kingdom data protection laws and regulations will develop in the medium-to-longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes may lead to additional costs and increase our overall risk exposure. Other jurisdictions outside the European Union are similarly introducing new or enhancing existing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with non-compliance. Regarding the US the newly adopted adequacy decision by the EC (Data Privacy Framework (“DPF”) - 10.07.2023) for the transfers between EU-US, finds that the US has introduced new safeguards and mechanisms ensuring an adequate level of data protection ‘essentially equivalent to the level of protection within the EU’, for companies that commit themselves to a detailed list of privacy obligations similar to the GDPR, apply to join the DPF, and are then placed on the DPF list by the Department of the Commerce (“DoC”). Misleading or improper claims of being certified will be subject to enforcement action by US enforcement authorities. There is the possibility of another challenge to the DPF in the future. These changes may lead to additional costs in case of certification under the DPF. However a penalty risk due to the adequacy decision is improbable and the risk is rather low. Privacy and data security laws are rapidly evolving, and the future interpretation of those laws is somewhat uncertain. We cannot guarantee that it is, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. There is significant uncertainty related to the way data protection authorities will seek to enforce compliance with privacy and data security laws, including the GDPR. Another influence to the GDPR compliance is the upcoming Artificial Intelligence (“AI”) Act. The Council of the European Union and the European Parliament have reached an agreement on the EU AI Act which is expected to be formally adopted in early 2024. The final version, to be expected in 2024 needs a close assessment and risk assessment in terms of data protection. Generally, enforcement uncertainty and the costs associated with ensuring compliance with privacy and data security laws, including the GDPR may be onerous and adversely affect our business, financial condition, results of operations and prospects. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected. In this regard, we need to intensify our employee training efforts to increase awareness of the need to review and adjust internal data protection procedures and improve restricted access applications. In addition, we have defined routines and installed internal and external contact persons in the event of certain potential types of data breaches.

Operational risks

Procurement risks

Our business depends on a reliable supply of various materials for our laboratories and production. Due to our business model, short-term order inquiries are unavoidable, such that delivery bottlenecks can lead to delays in projects and production and thus have a negative impact on our capacity planning and earnings situation. Price increases for laboratory and production materials, but also for electricity and gas, represent a financial risk for us. We face this risk by working closely with our suppliers and using different sources of supply. Due to regulatory requirements, however, we are not always able to switch to other sources of supply, so it cannot fully mitigate the risk. We try to limit the risk by reviewing and monitoring our supplier relationships, a continuous exchange with the operational areas for the early identification of needs and constant market analyses for alternatives to our single source supplier. In the context of the Russia/Ukraine conflict and the Israel-Hamas conflict with impacts like disrupting the transit via the Strait of Hormuz, we are facing a procurement risk due to short-to-medium-term increasing energy prices since about one third of the gas and oil is transported via that route and would have to be re-routed with impact on increased transportation time, costs and availability of materials and goods. Nevertheless, the risk has decreased compared to 2022, mainly due to the inclusion of additional costs in the budget and a trend towards an easing of the situation on individual procurement markets, particularly the energy market. Despite a positive trend on the energy price market, it remains heavily influenced by political decisions and unpredictable geopolitical developments. Interruptions such as production stop at Evotec´s sites because of having no materials are therefore currently not predictable.

Process risks

For the operation of our complex global business, we have opted for a best-of-breed approach, i.e. we use the best system solution for different business processes and connect the various systems using middleware. In this way, we achieve comprehensive coverage of the various business processes and a high degree of accuracy of fit. In the past, acquisitions and in-house developments have resulted in a heterogeneous system landscape that no longer does justice to this approach. As a result, a process landscape has developed in which many (financial) processes are associated with a high number of labor-intensive, manual work steps, which increases the risk of errors in our day-to-day business.We are therefore working on a sustainable improvement of the system landscape as part of the reconstruction after the cyber-attack in April last year in order to largely automate manual processes, digitize and standardize business processes and transfer them into a legally compliant process framework. The new system landscape is intended to simplify our work in all areas, ensure end-to-end data conformity and provide a clean basis for business decisions. The implementation and operation of new processes and IT projects are associated with certain risks. Failure to integrate properly with other systems we use, possible loss of data or information, cost overruns and delays could have a negative impact on our business activities and the effectiveness of our internal controls.

Major disasters on sites

In the event of a disruptive major disaster that results in stoppages of our activities on one or multiple sites, or in damages and/or interruptions to the operations of key suppliers, we may be forced to suspend or incur significant delays in parts or all our activities. In each case, there is a potential risk that our financial position and operating results may be substantially affected. In addition, the implementation of R&D plans may be impacted by damages to our research facilities as well as medical and other institutions at which testing is conducted. In case of major disasters such as extreme weather events, earthquakes (especially in risk areas like Seattle, United States), or plane crashes, we may suffer loss of business due to an inability to execute contracts and fulfill client deliverables. We have created business continuity plans as well as disaster recovery plans and have insurance for these rare events.

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

Item 4.                 Information on the Company

A.	History and development of the company.

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

Since November 10, 1999, we have been listed on the regulated market of the Frankfurt Stock Exchange under the trading symbol “EVT” and under the ISIN DE0005664809. Our shares are listed under the Segment Prime Standard. As a result of the cyber-attack, a delay in external reporting occurred, which led to a temporary exclusion from the indices of the Frankfurt Stock Exchange. With the publication of the annual report on May 12, 2023, Evotec satisfied the conditions to re-join the MDAX and the TecDAX and resumed its dual listing as of June 19, 2023.

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

Our agent for service of process in the United States is Evotec (US) Inc., 303B College Road East Princeton, NJ 08540 Tel: (732) 329-2355.

B.	Business overview.

We are an industry-leading drug discovery and development partner for the pharmaceutical and biotechnology industry. Our mission is to co-create pipelines based on discovery, development and manufacturing of medicines that matter for a broad range of difficult-to-treat diseases in collaborations with our partners. We focus on data-driven disease understanding, precision medicine and improving disease relevance during the early stages of drug discovery and development to increase probabilities of success up and to positively impact patients’ lives.

We built a “shared economy” business-to-business model in R&D, designed to discover, in collaboration with our partners, best and first-in-class medicines while participating in the success of drug candidates through the creation of a royalty pool. Our network includes more than 800 partners ranging from leading pharmaceutical companies, small and large biotechnology companies, academic institutions, patient advocacy groups and venture capitalists as well as mission-driven foundations and not-for-profit organizations. Together with our partners, we dedicate our work to a wide spectrum of diseases with unmet medical needs, including indications affecting many patients in large parts of the world with little to no access to sufficient care.

To that end, we have built a comprehensive suite of fully integrated technology platforms within four focus areas: PanOmics-driven drug discovery, iPSC cell therapy: “off-the-shelf” cell therapies based on induced pluripotent stem cells, Just – Evotec Biologics with AI and continuous manufacturing for a more cost-efficient access to antibodies and an integrated business-to-business platform for increased probabilities of success from target to the patient (End-to-End Shared R&D). By sharing access to these platforms, we provide solutions to our partners, which we believe will transform the way new drugs are discovered. The aim is to provide better access in many underserved areas while accelerating the drug discovery and development process and reducing the high failure rates that are still observable in the industry today.

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

We collaborate with our partners in all early research phases from sourcing novel ideas to early clinical development. AI and Machine Learning (“ML”) expertise and capabilities such as deep learning and computational knowledge integration is put into use were needed along the entire value chain. Our platforms are specifically designed for precision drug discovery and to lead to differentiated results by integration into established R&D capabilities that are leveraged by our experienced scientists. Our drug discovery therapeutic area expertise and capabilities include diabetes and its complications, metabolic diseases, more broadly, fibrosis, infectious diseases, Central Nervous Systems (“CNS”) diseases, oncology, pain and inflammation, immunology, rare diseases, respiratory diseases, dermatology, and women’s health.

For the near future, a substantial majority of revenues generated from the offerings to our partners will be based on “fee-for-service” agreements or Full-time equivalent (“FTE”) -based arrangements, recognized in one of our reporting segments, EVT Execute. Subject to the degree of integration of proprietary technologies, or if alliances are built based on in-house R&D projects as part of EVT Innovate, we may also benefit from milestone, license, and royalty payments in addition to the compensation via FTE rates. In the years ended December 31, 2022, and 2023, 2.7% and 0.7%, respectively, of our total group revenues from third parties were derived from milestone, license, and royalty payments.

In 2023, we expanded our network of manufacturing facilities to five. We have the capacity for continuous manufacturing of biologics in the United States, in Redmond (Washington). Our Active Pharmaceutical Ingredient (“API”) manufacturing capabilities are in Europe in Abingdon, United Kingdom, Verona, Italy, Halle/Westphalia, Germany. We also have GMP manufacturing for cell and gene therapy in Modena, Italy. In the first half of 2024 announcement of shift to profitable growth with size and footprint adjustments, through exit of gene therapy in Orth, Austria and Chemistry activities in Marcy / Lyon, France and decision to discontinue the operation of Halle / Westphalia, Germany.

With more than 5,000 employees, we leverage our technologies and platforms to develop medicines that matter across multiple modalities, with the aim of ultimately making the right drug available to the right patient. Our drug candidates can be created at as low as half the cost of current benchmarks for discovery through Investigational New Drug (“IND”) applications and those currently generated by industry players, and at a faster speed at up to 30% less time than existing benchmarks for discovery through IND application. Certain of our operations are carried out under GMP and GLP regulations that are certified and periodically audited by regulatory agencies such as the FDA, MHRA, AIFA and our customers.

As of December 31, 2023, Evotec’s work has resulted in over 140 pipeline assets; thereof 18 disclosed pipeline assets in clinical development, and over 120 pipeline assets in the discovery and preclinical phases.

We report the results of our work and collaborations through two operating segments:

●	EVT Execute: primarily includes fee-for-service and FTE-rate-based arrangements where our customers own the intellectual property. EVT Execute accounted for 66% of our revenues from third parties in the year ended December 31, 2023, and 73% and 76% for the years ended December 31, 2022, and 2021, respectively.
●	EVT Innovate: includes our internal R&D activities as well as services and partnerships that originate from these R&D activities. In addition to FTE-based revenues, we generate revenues from milestones and royalties on our pipeline assets. EVT Innovate accounted for 34% of our revenues from third parties in the twelve months ended December 31, 2023, and 27% and 24% for the years ended December 31, 2022, and 2021, respectively.

Starting from January 2024, new reporting segments are introduced: Shared R&D and Just-Evotec Biologics to replace EVT Execute and EVT Innovate.

We leverage our offerings described throughout this annual report across both EVT Execute and EVT Innovate. Revenue generated through our collaboration arrangements based on our four focus areas PanOmics, iPSC cell therapy, Just – Evotec Biologics and End-to-End Shared R&D. These areas may contribute to either the EVT Execute segment or the EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property, the stage of the project and our right to generate revenue from development success. We believe our partnership model is unique and allows us to balance and diversify the risks associated with drug discovery.

Focus areas: PanOmics, iPSC cell therapy, Just – Evotec Biologics and End-to-End Shared R&D

1 Sponsoring and execution of clinical trials as well as distribution and marketing are under the responsibility of our partners, still sharing upside in case of success.

1.	PanOmics- driven drug discovery for deep disease understanding, predictive efficacy and safety, more effective medicines.

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

Examples of well-established fields include genomics, transcriptomics, proteomics, and metabolomics. Evotec’s PanOmics platform generates genomics, transcriptomics, proteomics, and metabolomics data of the highest quality on an industrial scale to profile and selects promising new drug candidates derived from comprehensive cell biological profiles from molecular patient databases – Evotec’s Molecular Patient Databases (“E.MPD”).

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

The improved understanding of sub-populations’ disease profiles has resulted in the need for better patient-derived disease models. Our AI/ML and precision medicine platforms are therefore complemented by our proprietary iPSC technology platform, which utilizes patient-derived cell-based assays for disease modeling. iPSC cell assays are crucial to accurately modeling diseases based on the use of human tissue and represent therefore an alternative to animal models to profile drug candidates in the pre-clinical stage.

Moreover, the analysis of disease signatures and individual patient signatures improves patient stratification, driven by biomarker identification (EVOgnostic) as well as human in vitro model-based safety prediction (E.SAFETY).

Molecular disease understanding for higher Probability of Success (“PoS”) in the drug discovery process

2.	iPSC cell therapies

Somatic cells from a healthy donor can be used to produce induced pluripotent stem cells (iPSCs). These cells can be amplified indefinitely and differentiated into many different human cell types. This platform is therefore well suited to manufacture such iPSC-derived cell therapeutics at large scale to treat and potentially address a whole plethora of different diseases.

Our cell therapy platform leverages our proprietary iPSC technology for this purpose. Here we focus on developing off-the-shelf cell therapies with long-lasting efficacy like immune cells in oncology (e.g., Natural killer (“NK”) cells, T cells and others), beta cells for diabetes, cardiomyocytes in heart repair, and retina cells in ophthalmology. Our lead cell therapy candidate is a cell replacement therapy for type 1 diabetes that is currently in preclinical development in partnership with Sernova. A first partnership in immuno-oncology was initiated in 2023, while the foundation was laid together with the University hospital in Hamburg (“UKE”) for the development of a next-generation regenerative therapy for patients recovering from a heart attack.

1)	Inflammation and Immunoloy disease area.
2)	Systemic Lupus Erythematosus.
3.	Just – Evotec Biologics: AI and continuous manufacturing for a more cost-efficient access to antibodies.

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

To enhance our manufacturing capabilities, in August 2021, we opened our first J.POD, a late-stage clinical and commercial manufacturing facility that uses single-use technology located in Redmond, Washington, United States. Because our facility contains clinical and commercial processes, both can be operated at the same scale to facilitate seamless transfer and eliminate scale-up risk. The building is approximately 130,000 square feet in size and will house more than 200 employees at full capacity. The site, which will be able to produce on a large enough scale to meet most of our commercial needs in a single facility and will mainly supply markets in North America.

As global demand for flexible biologics capacity and for more affordable access to medicines increases, we have started construction of a second J.POD facility in Toulouse, France in September 2022. Europe is the second largest biologics market and lessons learned from the COVID-19 pandemic led to increasing demand for local capacity and security of supply to improve pandemic preparedness in case needed. The decision to set up this infrastructure at our own site in Toulouse, France was strategic, as the Toulouse footprint creates operational efficiency and co-location with oncology and immunology expertise, adding further synergy with our strategic needs. The second J.POD facility is expected to be fully operational in the first quarter of 2025.

4.	End-to-End Shared R&D: an integrated business-to-business platform for increased probabilities of success from target to the patient.

Our End-to-End Shared R&D platform leverages a comprehensive set of capabilities across all stages of discovering new medicines, from initial biological validation and target selection to clinical trial planning, safety assessment and manufacturing. We believe that we differentiate from our competition because we combine multi-modality expertise, disease expertise and interdisciplinary integration (e.g., molecular design, chemistry, biology, pharmacology, Absorption, Distribution, Metabolism, Excretion (“ADME”), toxicology, formulation development, API manufacturing, etc.) across the various stages of discovery and development. Furthermore, the application of AI/ML and model-building capabilities to predictive science aims at improving discovery projects in terms of probability of success, speed, cost, and quality.

1 Investigational New Drug Application

Our sources of revenue generation vary on the types of contracts we have with our partners. Although contracts vary, often times they are linked to intellectual property (“IP”):

In collaborations where ownership of IP resides with one of our partners, we provide stand-alone or fully-integrated drug discovery and development solutions to our partners. Our solutions range across most modalities and from early target identification to the manufacturing of compounds and commercial products. Well-defined work packages are typically provided and compensated on a “fee-for-service”, basis and they are distinct in scope and nature. Typical examples of such services include, among others, high-throughput screening campaigns, ADME, safety assessment and API manufacturing. In addition, fully integrated drug discovery projects, in which partners work with Evotec to conduct interdisciplinary research in pursuit of novel therapeutics, usually under multi-year contracts, are typically compensated on an FTE-basis. These models apply if no intellectual property is involved, or none of our essential proprietary technology platforms are used. The partners’ intellectual property rights therefore protect the resulting therapeutics.

We leverage our proprietary technology platforms and related IP to develop new drug discovery projects, assets, and platforms, both internally and through collaborations with leading pharmaceutical and biotechnology companies and academic institutions. These collaborations are typically based on agreements with partners, which involve a combination of upfront payments, ongoing research payments (based on FTE-rates), and financial upside through milestones and royalties. These collaborations enable the sharing of cost and risk as our partners typically absorb the costs of clinical development and commercialization.

We also leverage ownership of IP, by making equity investments in products, technology platforms and companies through which we obtain early access to innovation. We facilitate the acceleration of innovation by providing capital as well as access to our technology platforms, expertise, and network. We see significant potential for value creation from these new partnerships. We expect to realize returns on investments both from successful exits from its portfolio companies (e.g., trade sale, M&A or IPO) and fee-for-service and FTE-rate-based revenues from our portfolio companies.

Value creation pillars of business-to-business model in Biotech

1 Reaching from out-licensing of own IP to joint creation of IP.

We have experienced significant growth in the recent past, despite the disruption related to the cyber-attack. From 2022 to 2023, our revenues increased by €30.0 million, or 4%, from €751.4 million in 2022 to €781.4 million in 2023. Our growth is underpinned by a stable customer growth of 838 in 2023 compared to 819 in 2022. We have maintained a repeat business percentage of 93% (2022: 92%), which we believe affirms the quality of our services and evidence high customer satisfaction. Revenues with our top 10 customers contributed 47% of total revenues in 2023 as compared to 39% in 2022. To facilitate future growth, we intend to continue our investments into proprietary R&D, which drives the development of our pipeline. From 2022 to 2023 our expenses for proprietary R&D decreased by €8.1 million, or 10.6%, from €76.6 million to €68.5 million to balance between strong investments in Evotec’s capabilities to improve efficiency and precision medicine platforms and financial stewardship in the year impacted by the cyber-attack. Overall, our number of partnered pipeline assets increased to more than 140, while the pool of yet unpartnered programs exceeds 60 assets, Equity participation increased to 31 as of December 31, 2023.

Broad pipeline of development

The table below outlines our pipeline assets as of December 31, 2023. Of the pipeline assets, one obtained market approval in South Korea in 2022, one obtained market approval in China in 2023, six are in Phase II, and ten are in Phase I.

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

Beyond therapeutic areas, we have also successfully expanded our pipeline across multiple modalities. In 2015, our therapeutic assets were exclusively small molecules. In 2023, more than ten assets were derived from cell and gene therapy, more than 20 from biologics, more than 90 from small molecules and more than ten early-stage projects where several modalities are being investigated. We expect the relative share of pipeline-related revenues as a percentage of total revenue to increase as the Company’s pipeline matures and as the revenue mix within all focus areas increasingly includes success-based components.

Our Competitive Strengths

Based on many technological advances and new biological insights, the opportunity to change the odds and improve the success rates in drug discovery has been made more achievable. In our view, our set-up as a fully integrated drug discovery and development innovation hub makes us well-positioned to achieve superior results. We believe we have built the most agile platform in the industry, and we distinguish ourselves from our competition through our competitive strengths, as described below:

●	Our fully integrated innovation platform has comprehensive breadth and depth: Our platform covers the full discovery, pre-clinical and early clinical development value chain, delivered in a highly integrated, cross-functional manner. This platform is comprehensive and in its breadth and depth provides unique offering that resonates strongly with our partners because we offer a unique combination of disease area expertise, full-suite technology, and predictive power across most modalities. Our competitors in the market for external drug discovery offer services or solutions with a limited scope focusing on discrete steps within the value chain. In contrast, our platform integrates disruptive, proprietary technologies within a holistic product suite to enable the development of potentially first and best-in-class therapeutics. Based on our industry knowledge and the public disclosure of other industry participants, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modeling with multi-modality expertise across small molecules, precision medicines, biologics, cell therapies and gene therapies, as well as manufacturing capabilities that span the drug development continuum, from discovery through commercialization.
●	We offer greater precision and higher efficiency than industry standards: The integration of precision and efficiency is in our view the solution to the industry’s challenge of constantly declining returns on R&D investments. Over the last 25 years, we have built an agile platform, designed to help improve returns from R&D. Our proprietary discovery and development platforms leverage data, operational efficiencies, and technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process. We also apply ML and AI to our novel molecular patient databases and disease models to generate and analyze data with the ambition to increase the likelihood of success in clinical trials and provide solutions to the challenge of constantly declining returns on R&D investments.
●	Our patient-centric approach helps us benefit from the paradigm shift of precision medicine: We have built an advanced precision medicine platform that integrates molecular patient databases, our iPSC- based drug screening platform as well as our PanOmics and PanHunter platforms. We believe that the identification of disease-relevant molecular profiles in patients is fundamental for most precision medicine approaches, and we target the development of molecular patient databases in various disease areas. For example, our chronic kidney disease (“CKD”) database is derived from more than 12,000 CKD patient profiles and more than 5,000 in other disease areas. We have also developed one of the largest iPSC platforms in the industry, which enables iPSC-based disease modelling and drug screening at an industrialized scale. We believe that patient-derived disease models are the new gold standard in profiling drugs at the pre-clinical stage of development, eventually leading to lower attrition rates during clinical trials. This helps us drive the paradigm shift toward individualized drug discovery and allows us to address diseases in a more precise manner tailored to molecular patient profiles.
●	Our modality-agnostic set of solutions maximizes the potential of our integrated technology platform: Our multi-modality platform ranges across small molecules, biologics, and cell therapy. Our platforms are applicable to all modalities and lead to a modality-agnostic pipeline spanning a broad range of disease areas. We leverage our industry-leading iPSC platform for the development of next-generation cell-based therapies as well as disease modeling and drug screening.

●	Our wide array of high-quality partnerships results in a deep, diversified pipeline: We are a partner of choice for leading pharmaceutical companies, small and large biotechnology companies, start-ups, academic institutions, patient advocacy groups, venture capitalists as well as foundations and mission driven not-for-profit organizations. Due to our value proposition for partners, we can retain significant commercial upside with all our assets that are partnered in the form of royalties, milestones, or equity stakes. Our pipeline benefits from our highly productive research collaborations and is designed to become one of the largest royalty portfolios in the industry. The value upside created by our pipeline comes at a low capital intensity and at an attractive risk-reward profile as our partners typically carry the clinical development costs of our assets.
●	Our people and culture place scientific excellence at the heart of everything we do: We are led by a strong management team with extensive industry knowledge and experience. We foster a culture of scientific excellence and problem solving, demonstrated by the scientific expertise and passion of our more than 4,200 scientists who work for Evotec. A large share of our employees holds at least one academic qualification, including a significant number with a Ph.D. or equivalent. We stay close to groundbreaking research through our numerous research collaborations with academic institutions such as Oxford, Heidelberg, University of California, Los Angeles (“UCLA”), UKE, Toronto, Harvard, Yale, and National University of Singapore (“NUS”). Our personnel strategy focuses on attracting, growing, and retaining talent, developing our leaders to be great leaders, ensuring a competitive reward system, and supporting our ONE Evotec culture. Our three core values that form the basis of our corporate culture are innovation, collaboration, and entrepreneurship. These values are consistent across interactions among Evotec employees and with our partners (two of our critical stakeholder groups) and are essential to our business model.

Our Growth Strategy

Our growth strategy aims to address the entirety of the R&D continuum by tackling a wide range of disease areas utilizing a modality-agnostic approach. We believe we have built one of the most efficient integrated drug discovery, development and manufacturing infrastructures that generates the highest quality results in the fastest and most cost-efficient way. In addition, by leveraging the value of our platforms and sharing intellectual property, we seek to de-risk our portfolio through the breadth and diversity of pipeline assets. We aim to have over 170 pipeline assets by the end of 2025. Royalties contribute a small fraction of revenues today, but we anticipate they will become more meaningful by 2025.

Our strategies include:

●	Establishing Evotec as the premier innovator to discover and develop new medicines with partners.
●	Strengthening our position as a preferred R&D partner to the life sciences sector.
●	Expanding the value of co-owned assets.
●	Disrupting the biologics ecosystem through Just – Evotec Biologics toward access to medicines.
●	Identifying risk-balanced, high-reward opportunities through equity investments.
●	Leveraging the synergies between Evotec’s businesses.

Developments in the pharmaceutical and biotechnology markets

According to Grand View Research, the global biotechnology industry is driven by strong government support in the form of initiatives to modernize the regulatory framework, improvements in approval processes & reimbursement policies, as well as standardization of clinical trials. The increasing prevalence of personalized medicine and the growing number of orphan drug formulations are opening new opportunities for biotechnology applications and are encouraging the influx of emerging and innovative biotechnology companies, further boosting market sales.

Precedence Research estimates the global biotechnology market to grow with a Compounded Annual Growth Rate („CAGR“) of 11.8% from $ 1.38 tn in 2023 to $ 4.25 tn by 2033.

The global small molecule discovery market size is expected to increase with a CAGR of 8.0% from $ 82.3 bn in 2023 to $ 163.8 bn by 2032, while the cell and gene therapies continue to become more and more important: The global cell and gene therapy market is expected to grow from $ 18.1 bn in 2023 to $ 82.2 bn in 2032 according to Precedence Research. Rising demand for clinical solutions for the treatment of chronic diseases, such as cancer, diabetes, age-related macular degeneration, and almost all forms of arthritis are also expected to boost the market. The discovery and development of products for diabetes and neurological disorders such as Parkinson’s and Alzheimer’s, various cancers and cardiovascular diseases, together with its partners, is also a core competence of Evotec.

Fitch Ratings forecasts in its sector outlook a good growth in 2024 for the global pharma and biotech industry, supported by a moderating inflationary environment, despite still-high interest rates. Furthermore, Fitch anticipates that a narrower strategic focus and favorable demand and volume outlooks will increase the focus on drug pricing and patient value as payers manage tight post-pandemic healthcare budgets. These trends are likely to increase the challenge of deciding where and when to invest in R&D and managing regulatory risks.

Evotec’s solution – Providing what the Biopharma R&D industry needs

We believe the existing capital-inefficient R&D model with its fully integrated, pharma-like value chains is no longer sustainable and, most importantly, no longer competitive especially when it comes to the development of medicines for small patient populations, be it precision medicines for specific patient segments or medicines for rare diseases. We deliver critical solutions such as enhanced speed to the clinic, better prediction of clinical efficacy and reduced manufacturing costs. We can deliver these critical solutions through a combination of:

●	Biology-driven patient-specific disease understanding and -insights.
●	Leadership in data generation, data analytics and AI/ML-supported efficacy and safety prediction.
●	Modality agnostic expertise (e.g.,small molecule, biologics, cell therapy among others) that helps to make the drugs of our partners precise, affordable, and more accessible.

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

Our approach to precision medicine is based on multi-omics. Generally, omics technologies are widely available and often used, however they are not routinely applied to drug discovery and development. For example, when it comes to genome sequencing, the industry has simply not sequenced enough genomes and effectively connected these to medical data to learn what the average genome tells us about expressed phenotypic characteristics. This means that genome sequences only provide a glimpse of a patient’s predispositions to disease and do not measure disease status or disease progression. For this, transcriptome and proteome data are needed.

Transcriptomics and proteomics allow us to measure directly how a genome interacts with the environment in the context of an organ, tissue, or cell. As transcriptomics and proteomics are unbiased and provide comprehensive readouts, they are crucial for a better understanding of disease processes and disease-relevant molecular mechanisms. These technologies have not been scaled to a similar extent as genome sequencing. We believe the development of higher throughput transcriptomics and proteomics will allow for the routine use of these technologies across the drug development value chain. The two key drivers are lower costs to generate data and the adoption of machine-learning tools that support the analysis of big omics data.

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

iPSC—A new paradigm in human disease modeling

To accelerate the paradigm shift toward precision medicine, since 2012 we have developed an industrialized platform that builds patient-derived assay systems and disease models through iPSC technology (E.iPSC). We have focused on industrializing iPSC-based drug screening so that we can increase the reproducibility and robustness of such screening. We have achieved industrialization by standardizing and scaling up the process of creating patient-derived iPSC for disease modeling and drug screening.

We initially developed E.iPSC as a platform to develop human disease models to overcome deficiencies associated with animal models for CNS indications but have since expanded its applicability to cover multiple therapeutic areas such as cardiovascular, metabolic, oncology, endocrinology, and ophthalmology, among others. We anticipate that iPSC-based disease models will have broad applicability in multiple diseases that have been untreatable due to the absence of robust disease models or due to prior disease models not leading to viable treatment approaches.

Neurological diseases, such as Amyotrophic lateral sclerosis (“ALS”) and Huntington’s disease, remain a major challenge for therapeutic drug development due to poor understanding of disease pathophysiology and insufficient representation of these diseases in animal models. Furthermore, in several cases, positive efficacy results observed in pre-clinical animal models have not been reproduced in clinical trials. Based on our expertise in CNS diseases, we believe that existing disease models in this field are suboptimal because the use of immortalized or primary cells has limited disease relevance and is not scalable. For these reasons, we believe it is essential to develop better predictive, ideally human, disease models that generally reflect human disease and disease phenotypes more accurately. Accordingly, we attempt to achieve this objective through the application of our iPSC platform, which is focused on patient-derived iPSC models because they are more suitable for modeling neuronal diseases than other systems.

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

A first clinical trial with EVT8683, a small molecule drug candidate, originally identified in a phenotypic screen using an iPSC-based disease model commenced in end of 2021. The candidate molecule has a novel mechanism in neurodegeneration derived from our iPSC-based disease models. This program progressed to the clinic in less than five years as part of our broad and exclusive neurodegenerative disease collaboration with Bristol Myers Squibb (“BMS”). More broadly in iPSC, we have developed disease models across more than 15 disease areas, for which our main alliances include neurodegeneration and Huntington’s disease. To continue to build our capabilities, we intend to expand our iPSC capacity in Hamburg, Germany, by constructing a new building “The Lighthouse of iPSC” with an expected year of completion of 2024.

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

To develop a comprehensive patient derived database in the field of CKD, we entered a collaboration with the National Unified Renal Translational Research Enterprise (“NURTuRE”) consortium in the United Kingdom in 2017. NURTuRE brings together a consortium of leading kidney disease companies, academic institutions, and pharmaceutical companies to share and advance cutting-edge disease processes, platforms, and networks to advance research in nephrology. At the start of our collaboration, the consortium had assembled one of the largest CKD databases worldwide with about 4,000 patients comprised of complete clinical patient profiles including all standard diagnostics and test results as well as treatments. The NURTuRE consortium consists of United Kingdom-based academic institutions coordinated by Kidney Research UK and select industry partners. The aim of the consortium is to provide access to thousands of kidney patient-derived samples and data sets to characterize human pathology and to provide detailed histological and molecular analysis.

Utilizing the PanOmics data generation platforms, we conducted molecular profiling of patient tissues and samples in the database and thereby generated crucial molecular patient data required to drive precision medicine approaches in CKD. We have continuously expanded this database, which is based on data from over 12,000 CKD patients. To our knowledge, this constitutes by far the largest CKD patient molecular database worldwide and now constitutes more than six hundred billion data points according to our internal calculations.

Based on the strength of our molecular CKD patient database, we have built four partnerships in kidney diseases in the last five years with prominent pharmaceutical companies such as Bayer, Novo Nordisk, Eli Lilly, and Chinook (now a Novartis company) . Our collaborations are structured as multi-target agreements pursuant to which an undefined number of targets may be pursued. Our agreements allow us to scale our business via entering multiple collaborations in the same disease area. We and our partners share responsibilities during discovery and pre-clinical development. If a candidate progresses to clinical development, our partner is fully responsible, financially, and operationally, for development, regulatory approval, and commercialization, and we have the right to receive R&D and sales milestones, as well as royalties on commercial sales. The research term is approximately five years. The agreements expire upon the expiry of the last patent of the asset developed under the agreement, unless terminated earlier by either party. The agreements permit our counterparties to terminate the agreement without cause by giving written notice, usually six months. Either party may terminate the agreements prematurely for cause after the other party’s uncured material breach or bankruptcy or insolvency. See “Risk Factors—our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain.”

E.MPD - Expanding from CKD to other disease areas.

While our molecular patient database in CKD is the most comprehensive set of data at this stage, we aim to advance several additional proprietary molecular patient databases in other disease areas (e.g., Oncology, Cardiology) by adding samples from more patients. The opportunity to derive new targets and therapies in these disease areas is tremendous, and we aim to capitalize on these databases via additional strategic alliances.

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

Having developed and successfully deployed PanHunter internally and in industry-defining drug discovery partnerships over many years, Evotec made PanHunter available to its collaborators and partners as a software-as-a-service (“SaaS”) product in 2022, after investing significantly in the platform’s additional scalability, security, and performance.

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

An example of the versatility of PanHunter, here in combination with PanOmics, is our industry-leading position in the prediction of drug-induced liver injury (“DILI”) given the appropriate inputs. Liver toxicity accounts for about 18% of drug withdrawals from the market. By the time these failures occur, costs are already material. With better tox-prediction available at the discovery stage, these failure rates have the potential to be reduced dramatically. In our models, the use of multi-omic assays / transcriptomics with PanHunter has resulted in a superior prediction rate for DILI of 86%. This compares with the current gold standard relying on high-content imaging endpoints, which has a 70% prediction rate, and animal models, which has prediction rates as low as 50%.

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

iPSC-based “off-the-shelf” cell therapies based on induced-pluripotent stem cells

The iPSC platform is a central capability / platform to develop the next generation of allogeneic cell-based therapies. Our iPSC cell therapy portfolio spans metabolic diseases, immuno-oncology, immunological diseases and heart repair.

From a platform perspective, we have built an integrated platform that allows us to carry out projects from inception to clinical testing. This includes cGMP production capacities for cell therapeutics. Combined with the in-house pre-clinical safety and regulatory expertise in the cell therapy space, we have all process steps and required expertise in-house to deliver product candidates for iPSC-based cell therapies to the clinic.

Our most advanced candidate in the field of iPSC-based regenerative medicine is aimed to cure patients suffering from type I diabetes. In in vivo models, we have demonstrated a durable normalization of blood glucose levels with our iPSC-derived islet-like clusters that can also confer long-lasting normoglycemia at the human glucose set point. The first generation of iPSC-based regenerative medicines in diabetes was partnered in May 2022. On May 17, 2022, Evotec and Sernova announced an exclusive strategic partnership for iPSC-based beta cell replacement therapy. Our iPSC-based beta cells will be combined with Sernova’s proprietary Cell Pouch™, a medical device enabling vascularization of the cell implant and thus ensures long-term survival and optimal function in patients. The decision was made based on favorable results seen from the combination of primary donor islets and Cell Pouch, which has achieved long-lasting therapeutic results in patients enrolled in Sernova’s US-based Phase I/II clinical trial. Over the course of 2023, we have made continuous progress. Long-lasting efficacy of Evotec’s iPSC-derived islet-like clusters transplanted in Sernova’s Cell Pouch in a T1D pre-clinical model has been shown to be highly robust and reproducible. We are continuing to optimize and advance the project for use in additional IND enabling studies and clinical trials.

In immuno-oncology, we are building a portfolio of “off the shelf” iPSC-derived immune effector cell projects to overcome many of the hurdles of current autologous cell therapies such as long vein-to-vein times, limited manufacturing reliability, logistic challenges, and high prices. Our strategy focusses on developing one of the broadest pipelines of iPSC-derived immune cell types in the industry including iPSC derived NK Cells (EVOcells iNKs), Macrophages (EVOcells iM) as well as αßT-cells and γδT-cells. These cell types are combined with different tumor targeting moieties such as Chimeric Antigen Receptors (“CARs”), T cell receptors (“TCRs”) or bi-specific antibodies thus creating a wealth of high value projects with the potential to target different tumor indications, including solid tumor. We have signed a first strategic collaboration in this field with a leading pharma company jointly developing therapies based on iPSC-based T cells, which provides external validation of our technology platform and strategy.

Additionally iPSC-derived immune cells are also useful to treat multiple immunological disorders. We are thus also utilizing our iPS cell therapy technologies for portfolio building in this area by developing innovation projects to treat Lupus, fibrosis and related diseases.

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

J.DISCOVERY—Antibody Discovery

To create antibody therapeutics, we utilize our J.DISCOVERY approach to build a large and diverse antibody library we call J.HAL (Just-Humanoid Antibody Library). The DNA sequences coding for the antibodies in J.HAL is computationally created using machine-based deep neural network learning through algorithms termed Generative Adversarial Networks (“GANs”). The GANs used to build J.HAL are trained on hundreds of thousands of natural human antibody sequences. Since we can train J.HAL with different sets of antibodies exhibiting a variety of biophysical properties, we can bias J.HAL to generate Deoxyribonucleic acid (“DNA”) sequences coding for antibodies that can be developed and manufactured efficiently and may have superior properties for addressing a specific disease target. We call the billions of antibody sequences in our J.HAL library “Humanoid” because they are indistinguishable from human antibodies, even though they are created computationally. The full power of disease knowledge and pharmacology expertise across Evotec ensures comprehensive pharmacological and safety understanding in tandem with developability and manufacturability. As we have control over the processes of discovery, development, and manufacturing, we can feed this information back and dramatically expand J.HAL based on experience and validation. The desired outcome is the creation of antibodies that are safe, developed quickly and cost-effectively and with the potential of greater efficacy.

J.MD—Molecule Design

J.MD is the molecule design aspect of J.DESIGN that reviews and improves native antibody sequences—derived from either J.HAL or any other source – to enhance their manufacturability and stability. Using Abacus, an in-house suite of proprietary computational tools, we create learning algorithms that enable scientists to predict the best molecules and conditions for development. Molecules are then evaluated using assays that indicate how well a molecule is expressed, purified, and formulated. Any information learned from evaluating the molecules is subsequently used to improve further the tool set for future molecules.

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

J.POD accelerates the development of highly productive processes that can be executed in relatively small unit operations and still make enough product to meet almost all commercial market needs in a single facility. These highly intensified processes reduce the size of unit operations to fit into relatively small, flexible “PODs” or cleanrooms, and become the core manufacturing space in a J.POD facility. Since the entire process train uses single-use technology, central and Capex intense utilities like “clean in place” or “sterilize in place” systems are eliminated, as well as the large amount of stainless-steel piping and large stainless-steel vessels that must be precisely built and validated. In addition, PODs, and the equipment they contain can be built and assembled while the plant is being constructed so that the time and complexity of validation are dramatically reduced. The modular, flexible, and less capital intense setup creates the opportunity for a global network of J.POD facilities, leading to better and cost-effective access to biologics in areas of the world that have not been served thus far.

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

We completed construction on our first J.POD manufacturing facility located in Redmond, Washington in August 2021. Ground-breaking of the second facility in Toulouse, France took place in September 2022, and we anticipate the European facility to be fully operational in the first quarter of 2025. Our vision is to create a global network of highly standardized manufacturing sites that can serve local demand.

In our view, the ultimate external proof of concept was achieved after the opening of the J.POD facility in 2022 with the signing of three contract extensions/expansions.

In August 2022, Just – Evotec Biologics, expanded its multi-year partnership with Alpine Immune Sciences for the development of a commercial process for ALPN-303, an engineered transmembrane activator and CAML (“Calcium modulating ligand”) interactor (“TACI”) domain with significantly improved potency against the B cell cytokines B cell activating factor (“BAFF”) and APRIL, being developed for the treatment of systemic lupus erythematosus and other B cell-mediated inflammatory and autoimmune diseases. The contract is a continuation of the first-in-human program initiated in 2020 in which Just – Evotec Biologics delivered drug substance materials using the J.DESIGN continuous manufacturing platform for Alpine’s ongoing Phase I study and anticipated Phase II studies of ALPN-303. Under the expanded contract, Just – Evotec Biologics will leverage its data-driven technology platform to develop a commercial manufacturing process for ALPN-303. The program includes upstream and downstream processes, analytical methods, and formulation development with a view to supporting commercial manufacturing of ALPN 303. Commercial process development activities will be performed at Just – Evotec Biologics’ J.POD biomanufacturing facility in Redmond, Washington.

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

In May 2023, Just - Evotec Biologics and Sandoz launched a multi-year, long-term tech partnership for the development and subsequent manufacturing of multiple biosimilars. Just - Evotec Biologics received a double-digit-million upfront payment and is entitled to benefit from future payments of up to $640 million dependent on successful development progress as well as additional payments dependent on progress into commercial manufacturing. In the second full year after opening the site in Redmond, the order book of Just – Evotec Biologics increased by a factor of more than 8 to more than $800 million as of December 31, 2023 compared to December 31, 2022 ($100 million). Just - Evotec Biologics started ahead of plan mainly based on closing of the tech partnership with Sandoz, signed in May 2023. On July 8 2024, the Group announced that it was expanding the technology partnership with Biosimilars potentially added to the development pipeline.

End-to-End Shared R&D - Integrated business-to-business platform for increased probabilities of success from target to the patient

We believe that our End-to-End Shared R&D platform, differentiates us from competition as the organization is able to deliver fully integrated drug discovery and development programs to our partners. Our platform possesses capabilities across the early stages of discovery, including modern, AI-enabled molecule design, biomarker selection, human pharmacokinetics (“PK”) testing, clinical trial planning, safety assessment and manufacturability in the early stages of precision medicine discovery. This is achieved by seamlessly integrating firmly-established R&D capabilities, such as screening platforms, deep disease knowledge and translational models, with cutting-edge proprietary technologies that can—in combination with knowledge of our experienced scientists—result in significantly improved speed, quality, and cost of drug discovery. Our highly qualified and experienced team is what makes it unique. Our fully integrated, industrialized, high quality and comprehensive infrastructure is utilized across all our core collaboration routes.

Our expertise in deep learning and computational approaches and the integration of such knowledge across the full value chain of drug discovery and development are industry-leading. We possess computational capabilities in the essential aspects of drug discovery and early development, including, for example, molecular design, product optimization, extensive human pharmacokinetic parameters and dose predictions, toxicity prediction and design tools. Our biomarker strategy and resources provide tailor-made biomarker solutions using state-of-the-art technologies. From our position of strength in chemistry and small molecules, we have added capabilities for additional modalities, such as biologics, proteins, ribonucleic acid (“RNA”), and antibody-drug conjugates. Our drug discovery therapeutic area expertise and capabilities covers diabetes and its complications, fibrosis, infectious diseases, CNS diseases, oncology, pain and inflammation, immunology, rare diseases, respiratory diseases, and women’s health. Continuous training in technology and leadership for scientists at all levels is designed to meet or exceed industry standards.

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

Business models

Our business model is based on three value-creating pillars: A “Fee-for-service” and FTE-based funding model; Pipeline building and EVOequity.

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

Our solutions can provide unparalleled breadth and depth to clients. We can support our partners’ programs at all phases of the chemical value stream (hit creation, expansion, hit-to-lead, lead optimization and development readiness) and from early target identification through to the manufacturing of compounds for clinical and commercial purposes. We also possess capabilities across all modalities, target types, routes of administration and disease areas. Typical examples of fee-for-service work packages would include, without limitation, high-throughput screening campaigns, sample management, ADME-tox tests or certain chemistry development services, including API manufacturing.

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

In 2023, 66% of our third-party revenues were derived from EVT Execute, which mainly includes fee-for-service and FTE-rates-based revenues. Just – Evotec Biologics is also recognized within EVT Execute. Most revenues are still derived from FTE rates and FFS contracts. Gradually, revenues derived from manufacturing add to total segment revenues.

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

With an increase in demand for Evotec’s proprietary and premium platforms, (e.g., PanOmics and PanHunter, molecular patient data and iPSC drug discovery), we have sought to enter contracts with customers for these services that expand beyond FTE rates to also include success-based components, such as milestones and potential royalties. As an example, target identification and validation services have historically been offered on an FTE-rate basis. However, with transcriptomic and proteomic profiling across cells and tissues followed by bioinformatics-driven data mining and hypothesis building capability of our platforms, we seek to structure integrated alliances in which we will generate FTE-based revenue from the delivery of services, as well as potential milestones and royalties. The most prominent example of such an evolution is our alliance with BMS targeting neurodegenerative diseases, which has so far resulted in a first clinical phase I trial with additional assets being progressed in the discovery and development stages.

Key Performance Metrics for our Fee-for-Service and FTE-based Business models

1)  Share of Annual Repeat Business

We have demonstrated solid customer retention rates, as defined by the percentage of revenues from customers with whom we had a relationship within the prior year, above 90% in each of the last three years. We review our repeat business on a yearly basis. Repeat business was 93% in 2023 and 92% in 2022, respectively.

2)  Customer Evolution and Contribution

The number of our customer alliances has expanded significantly in recent years, providing further validation of our services provided. During 2023, we added 298 new customers compared to 325 in 2022. The number of customer alliances that generate revenues of more than €1.0 million per year has decreased to 102 in 2023 (2022: 118), or 12% (2022: 14%) of total customers in the last two years, in part caused by the interruption of the business in the second quarter after the cyber-attack.

3)  Increased revenue share from top ten customers

Our customer and revenue bases have become more concentrated over the last three years. Our top ten customers’ contribution to total revenues amounted to 47% in 2023 versus 39% in 2022 and 42% in 2021. Evotec’s largest three customers by revenue collectively accounted for 35% of revenues in 2023. In 2022, Evotec’s three largest customers by revenue contributed 25% to revenues. Other than Bristol Meyers Squibb, no single customer contributed more than 10% of group revenues.

Pipeline co-creation—Co-owned and Shared assets

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

Benefits to us from our strategy to co-create pipelines include:

●	Milestones and royalties-based revenue to secure and accelerate profitability.
●	A risk-reduced development pathway for drugs given the ability to combine Evotec and partner R&D capabilities and expertise.

●	Deepen our knowledge base of high-quality R&D capabilities; and
●	Validation to build out a broad early-stage pipeline.
●	Superior organic growth based on high-margin contracts
●	Expansion of existing and conclusion of new integrated service alliances (e.g., approval of SKY Covione (COVID-19) with SK bioscience in South Korea, first royalties)

Pipeline Projects - Number of projects is constantly growing

The table below outlines our pipeline assets by therapeutic area and stage of development. Our partnered pipeline includes those assets we have developed and licensed or assigned to partners for clinical development and commercialization as well as the assets of our partners for which we are entitled to receive potential royalty or milestone payments (dark purple boxes). Our unpartnered pipeline consists of assets we are developing internally but with whom we have not yet partnered. Our equity pipeline is comprised of the assets under development by companies in which we have made an equity contribution through EVOequity. We expect to realize returns on our equity pipeline primarily from successful exits but also from fee-for-service and FTE-rate-based revenues from these companies. Our BRIDGE’s (Biomedical Research, Innovation & Development Generation Efficiency) pipeline represents the assets under development through our collaborations with academic institutional partners as part of our project incubation program to promote the early development of academic research. Note that the assets shown here as part of our equity and BRIDGEs pipelines are not included in the number of our pipeline assets described elsewhere in this annual report.

Since 2015, the number of our assets has more than doubled to more than 140 with one approved asset and 18 disclosed assets in clinical development at the end of 2023. As of December 31, 2023, of the pipeline assets, one obtained market approval in South Korea in 2022, one obtained market approval in China in 2023, two are in Phase II, and 14 are in Phase I. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. For candidates for which we have the right to receive royalty or milestone payments, we, in most cases, will have initially developed them and subsequently licensed or assigned to partners for continued pre-clinical and clinical development. They also include candidates that have been initially developed by our partners and that have become the subject of a joint research project pursuant to which we are eligible for royalty or milestone payments.

Beyond therapeutic areas, we have also successfully expanded our pipeline across multiple modalities. In 2015, our therapeutic assets were exclusively small molecules. In contrast, in 2023, more than ten assets were derived from cell and gene therapy, more than 20 from biologics, more than 90 from small molecules and more than ten early-stage projects where several modalities are being investigated. Given the breadth and depth of our pipeline across therapeutic areas, modalities, and stages of development, we believe that the risk-reward profile of our pipeline is unique in the industry.

1) Also includes Women‘s Health, Respiratory projects.

EVOequity

We facilitate the acceleration of innovation as an operational venture capitalist by providing capital and access to our industrialized and integrated technology platforms, expertise, and network. We make equity investments in products, technology platforms and companies through which we obtain early access to innovation and derive upside through our role as an operational partner. We see significant potential for value creation from EVOequity over the coming years from new partnerships, clinical successes, and positive commercial developments because we expect to drive the valuation of individual portfolio companies. We expect to realize returns on investments both from successful exits from our portfolio companies and fee-for-service and FTE-rates-based revenues with our portfolio companies.

We recognize various starting points to fuel our EVOequity portfolio. One of the key sources is risk-shared venture creation involving spin-outs of our proprietary assets into separate legal entities or joint ventures with partners. We also invest in early-stage development companies that start out as our customers and engage us to conduct for them drug discovery work on our platforms. Investing in those companies helps us create long-term relationships and facilitates access to innovation in the treatment areas in which we specialize. These companies may originate from our Biomedical Research, Innovation & Development Generation Efficiency (BRIDGEs) program, where Evotec collaborates with academic institutions to facilitate the acceleration of academic innovation without compromising precision or safety. We also identify investment opportunities by evaluating external opportunities.

Evotec’s equity strategy started with the creation of Evotec’s spinout of Topas Therapeutics in 2016. Since then, our portfolio of equity holdings has grown steadily, and as of December 31, 2023, we have 31 equity engagements in our equity pipeline. Most projects are in oncology, immunology, inflammation and metabolic diseases. Assets from Carrick Therapeutics, Sernova, Topas Therapeutics and Exscientia plc. are the most advanced, with 9 active ongoing clinical trials (Phase I and II). Our ownership ranges from 0.1% to 43% in equity per company. Investments with a share greater than 20% or significant influence are recognized in our accounts “at equity”.

Many of our portfolio companies have started out as our customers or have become customers either in parallel or after making our initial equity investment.

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

We have positioned ourselves as a leading company for the accelerated translation of academic assets by initiating “BRIDGEs,” our project incubation program designed to accelerate and promote the early development of academic research. Through BRIDGEs, we utilize our technology platforms to facilitate the acceleration of academic innovation. The global rollout of BRIDGEs is currently underway with a geographic focus on North America, Europe, and Asia. BRIDGEs provide us with access to a broad portfolio of first-in-class therapeutics across academic institutions. We serve as the exclusive technology partner to advance projects to the next value inflection points, which enables the formation of spinout companies or collaboration with pharmaceutical companies. The entire process facilitates the decision-making process of investors trying to assess the quality of the respective projects. Through BRIDGEs, we have achieved a significant reduction in average project evaluation time an accelerated path from plan to first experiments and a speedy progress towards conclusion of experiments on industry-best-practice platforms.

Operationally, BRIDGEs fall into two categories: (i) Contractual partnerships with academic institution(s) and investors or pharma companies and (ii) equity investments into start-up studios which focus on accelerating academic projects. To date, we have created eight BRIDGE partnerships (LAB282, LAB150, beLAB2122, beLAB1407, Danube Labs, a BRIDGE with VC Amplitude Ventures and 65LAB in October 2023) and three investments into start-up studios (Autobahn Labs, Argobio and Extend). In September 2023, Evotec and Novo Nordisk announced LAB eN2,, aiming to nurture early research from academic institutions into novel therapeutics. In November 2023, Evotec expanded beLab1407 BRIDGE with BMS to include three new university partners. Under the expanded agreement, the Universities of Bristol and Glasgow as well as Queen Mary University of London (all UK) will benefit from access to funding, expertise and drug discovery and development platforms spanning multiple disease areas and modalities.

65LAB

In October 2023, we announced the launch of 65LAB, a company creation vehicle initiated by Lightstone Ventures (San Mateo, CA) and Evotec and established with Partners Clavystbio (Singapore), Leaps by Bayer (Germany), Polaris Partners, and the Polaris Innovation Fund (both Boston, MA). The first collaboration of its kind in Singapore, 65LAB was initiated to identify and accelerate the commercialization of promising research from academic and R&D institutions in Singapore, the Agency for Science, Technology and Research (“A*STAR”), the NUS and Duke-NUS Medical school (a collaboration between Duke University in North Carolina and NUS). 65LAB selects promising academic projects and invests up to US$ 1.5 million in each project over the course of 18-24 months. Upon completion, projects will be evaluated by 65LAB’s board of global investors for further investment and the creation of new companies.

Summary of Equity Holdings, including start-up studios as of December 31, 2023

Company	Focus		Equity stake
Aeovian Pharmaceuticals Inc.	mTORC1 inhibitor	%	3.51
Ananke Therapeutics Inc.	RNA binders’ oncology		19.88
ArgoBio SAS	Multiple		10.01
Aurobac Therapeutics SAS	Antimicrobial Resistance		12.50
Autobahn Labs, LLC	Multiple		35.26
Blacksmith Medicines Inc.	Human metalloenzymes		17.94
Breakpoint Therapeutics GmbH	DNA damage response (DDR)		34.03
Cajal Neuroscience Inc.	Neurodegenerative disease		1.52
Carma Fund I	Life Science VC		10.00
Carrick Therapeutics Ltd.	Molecular pathways in Oncology		2.78
Celmatix Inc.	reproductive medicine and fertility		12.35
Centauri Therapeutics Ltd.	Antimicrobial Resistance		20.04
CureXsys GmbH	Therapeutic exosomes		43.44
Curie Bio LLC	Life Science VC		0.11
Curie Bio Seed Fund I LP	Life Science VC		2.83
Dark Blue Therapeutics Ltd.	Oncology		38.79
Eternygen GmbH	NASH		24.97
Exscientia Ltd.	AI		11.41
Extend S.r.l..	Multiple		10.00
Fibrocor Therapeutics Inc.	Fibrotic diseases		8.38
Fibrocor LLP	Fibrotic diseases		16.26
IMIDomics Inc.	Inflammatory diseases		8.15
Immunitas Therapeutics Inc.	Oncology		5.58
Leon Nanodrugs GmbH	Nanotechnology		12.44
Mission BioCapital V LP	Multiple		3.64
OxVax Ltd.	Immuno oncology		15.33
Pluristyx Inc. (formerly panCella)	iPSC platform		5.69
QUANTRO Therapeutics GmbH	Functional genetic and transcriptomic technologies		38.79
Sernova Corp.	Cell Therapy for Diabetes		5.16
Topas Therapeutics GmbH	Nanoparticle-based therapeutics		23.61
Tubulis GmbH	Antibody Drug Conjugates		9.60

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

As of December 31, 2023, our owned patent portfolio included more than 50 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.

Below, we provide a summary of the contours of our current intellectual property portfolio as it relates to different aspects of our business.

Discovery Platform

Our discovery platform is comprised of multiple integrated components. These combined platforms allow us to deliver operational efficiencies and advanced technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process where innovation steps are the largest and most important. In support of our discovery platform, we own a patent estate for molecular detection and other platform technologies. In addition, we have developed several patent-protected biological assays, specifically, methods to measure the chemical or biological activity of any combination of targets and compounds.

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

The process governing the approval of medicinal products in the United States generally mirrors the process in the European Union. In the United States, the FDA regulates pharmaceutical products. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal and state statutes and regulations apply to us, our customers, and our partners who develop our pipeline assets. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications (“NDAs”) or biologics license applications (“BLAs”), warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on our partners or us. Before a new drug or biologic may be marketed, it must undergo extensive testing and regulatory review to determine that it is safe and effective and be approved by the FDA or other regulatory authority.

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

Clinical Trials, MAA, NDA or BLA Preparation and Submission

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

Upon completion of Phase III clinical trials, the drug sponsor will assemble the data from all phases of development, along with the chemistry and manufacturing and nonclinical data and the proposed labeling, among other things, into a single large document, the marketing authorization application (“MAA”), and/or the NDA or BLA. Under EU law, marketing authorizations can be obtained through the centralized marketing authorization procedure from the European Commission (based on the opinion of EMA’s Committee for Medicinal Products for Human Use) or through the national, mutual recognition or decentralized marketing authorization procedures from the competent authorities of the relevant member states. Centralized authorization is compulsory for certain drug types. The EMA (or the relevant authorities of the member states) and the FDA scrutinize data from all phases of development, as well as the facilities where the product is manufactured, to determine whether the manufacturer has complied with regulations and whether the drug or biologic is safe and effective for the specific use under study. The EMA (or the relevant authorities of the member states) or the FDA may refuse to accept the MAA, NDA or BLA for filing and substantive review if certain administrative and content criteria are not satisfied. Even after accepting the submission for review, the EMA (or the relevant authorities of the member states) or the FDA may require additional testing or information.

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

Nevertheless, we hold confidential personal information relating to persons who have been and/or still are employed by the company. The possession, retention, use and disclosure of such information are highly regulated, particularly in the European Economic Area (“EEA”). The GDPR controls how personal data must be handled and places significant restrictions on the export of personal data from within the EEA to other third countries that have not been found to provide adequate protection for such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remain uncertain. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including Health Insurance Portability and Accountability Act (“HIPAA”), and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

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

We compete in an industry characterized by rapidly advancing technologies, intense competition, and a complex intellectual property landscape. With respect to other players in specific fields in the industry, we consider our competition to be as described below:

●	External drug discovery and development: Several large CROs including Wuxi Apptec, Charles River Laboratories and Catalent. Large pharma’s incumbent R&D organizations.
●	PanOmics and patient-relevant disease modeling: Recursion and Adaptive Biotechnologies, and, in the field of data-driven precision medicine in oncology, Schrödinger, Tempus.
●	Tech enabled business models: Abcellera, Certara, Recursion and Schrödinger.
●	iPSC-based regenerative therapy of Type I diabetes: Vertex Pharmaceuticals, Novo Nordisk, and Sana Biotechnology, all of whom are developing iPSC-based treatments for Type I diabetes.
●	iPSC-based treatments of cancer and immune disorders: Fate Therapeutics and Century Therapeutics.
●	Treatment of Parkinson’s disease and heart failure: BlueRock Therapeutics (acquired by Bayer in August 2019);
●	iPSC-based assay developments: Fate Therapeutics, Allele Biotechnology, Takeda, and Fujifilm, along with Contract Manufacturing Organizations (“CMOs”) such as Lonza, SCM Lifescience, Reporcell and Charles River Laboratories.
●	Biologics development and manufacturing: Contract Development and Manufacturing Organizations (“CDMOs”) such as Lonza, Samsung Biologics, Boehringer Ingelheim, Wuxi Biologics or Avid Bioservices.

●	Pipeline assets:
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

Manufacturing

In 2023 we operate five commercial manufacturing facilities, one of which is in the United States (Redmond, Washington, large molecules) and the others are in Europe including Abingdon, United Kingdom, Halle, Germany and Verona, Italy; small molecules. cGMP manufacturing capabilities were added via the acquisition of Rigenerand Srl. in Medolla, near Modena in 2022. Another manufacturing facility for large molecules is under construction in Toulouse, France.

Our J.POD late-stage clinical and commercial manufacturing facility for biologics has the potential to transform the cost and agility of biologics manufacture through continuous manufacturing with single-use technology. At full utilization, the facility will contain clinical and commercial processes, operated at the same scale to facilitate seamless transfer, and eliminate scale up risk. Located in Redmond, Washington, the building is expected to be approximately 130,000 square feet and will house approximately 200 employees at full capacity. The site, which will be able to produce on a large enough scale to meet most of our commercial needs in a single facility and will mainly supply markets in North America.

As global demand for flexible biologics capacity and for more affordable access to medicines increases, we are constructing a second J.POD facility in Toulouse, France. Europe is the second largest biologics market and a strong desire for local capacity and security of supply is evident in this market. The decision to set up this infrastructure at our own site in Toulouse was a strategic one, as the Toulouse footprint creates operational efficiency and co-location for oncology and immunology expertise and adds further synergy with our strategic needs. We expect the second J.POD facility to be operational in the first quarter of 2025.

Certain of our operations are carried out under GMP and GLP regulations that are certified and periodically audited by regulatory agencies such as the FDA, MHRA, AIFA and our customers. Further, we have established an internal quality assurance system that monitors our compliance with these regulations.

C.	Organizational structure.

Evotec SE is a publicly listed European stock corporation operating under German law. Our headquarters are in Hamburg, Germany. We have operating sites in Göttingen, Halle, Hamburg, Cologne, and Munich (Germany), Lyon and Toulouse (France), Abingdon and Nether Alderley (United Kingdom), Verona and Medolla (Italy), Orth an der Donau (Austria), as well as in Branford, Princeton, Redmond, Seattle, and Framingham (U.S.). The group has been successful in creating both operational and technological synergies between the sites and geographical regions by way of organic growth and strategic acquisitions. A listing of our significant subsidiaries and their jurisdiction of incorporation is included in Exhibit 8.1 to this 20-F filing.

D.	Property, plants and equipment.

Our headquarters are in Hamburg, Germany, where we occupy office and laboratory space. We manage further laboratories and office facilities in Göttingen, Munich and Cologne and Halle in Germany, Toulouse and Lyon in France, Abingdon and Manchester in the United Kingdom, Princeton, Framingham, Branford, Seattle, and Redmond in the United States, Verona, and Medolla in Italy. Manufacturing areas are available in Verona, Abingdon, Halle, Seattle, and Redmond sites. Some key steps to build this facilities setup were:

●	In July 2019, we acquired Just Biotherapeutics Ltd., located in Seattle, United Stated (Just), including 3,580 square meters of laboratory and office space.
●	In July 2020, we acquired the Biopark by Sanofi SAS in Toulouse from Sanofi, including all land and buildings of the former Sanofi site. We also took over a second site of Sanofi in Lyon.
●	In the second quarter of 2021 we acquired the Verona site from GlaxoSmithKline SpA (GSK), consisting of 41,057 square meters of laboratory, production and office space.
●	The acquisition of a dedicated site for R&D of gene therapy-based projects in Orth/Donau, Austria as part of its plan for profitable growth. The decision to close the site was announced in May 2024.
●	In 2022, we added Proteomics capacity enlarging our footprint in Munich (new campus) and we expanded our laboratories in Princeton (U.S.), in Abingdon (UK) and in Verona (Italy).
●	In the second half of 2022, we acquired Rigenerand in Modena (now called Evotec (Modena) Srl.) and an API production site in Halle (now called Evotec DS). In the first half of 2024 the group decided to discontinue the operation of Halle/Westphalia, Germany.
●	In 2022, we completed the preparation activities to transfer our operations from the previous U.S. Watertown site to a new site located in Framingham (2,392 sqm). We moved into the new site at the beginning of 2023.

The following table summarizes information with respect to the principal facilities leased and owned1) by us at the end of 2023:

Area
Location	SQM total (brutto)
Austria Total:	1,668
Orth an der Donau	1,668
France Total:	67,717
Lyon	2,276
Marcy l’Etoile	1,188
Toulouse1)	64,253
Germany Total:	46,859
Cologne	981
Göttingen	13,560
Hamburg	21,717
Munich	2,416
Halle	8,185
Italy Total:	41,967
Verona1)	41,057
Medolla1)	910
UK Total:	27,963
Abingdon	24,049
Nether Alderley	3,914
US Total:	25,025
Branford	2,223
Princeton	3,945
Redmond	12,887
Seattle	3,578
Framingham	2,392
Evotec total	211,195

We lease an aggregate of approximately 105,000 square meters, in Europe and the United States. Our leases expire on various dates from 2024 to 2043 (indicatively).

To facilitate the continued growth of our company, we regularly invest in upgrading and expanding our technology and infrastructure. For example, we have made major enhancements to our technology platform regarding the areas of translational biology, high-content imaging and proteomics. Additionally, we have made our scientific operations more efficient by adding additional state-of-the-art sample management technology. We continued our investments in the expansion and development of individual locations into 2023. We have ongoing expansion projects in Hamburg, Toulouse, Manchester.

We have completed construction of our first J.POD facility in North America, an integral part of the J.DESIGN platform of Just—Evotec Biologics. We expect this facility will fulfill our production requirements for the coming years and strengthen our position as a major partner in drug discovery and development with pioneering technologies in the field of biologics. This new facility became operational in August 2021. In 2022, we started the construction of our second J.POD facility in Toulouse. We also continue to further upgrade and digitize our administrative tools and systems. We will continue to make CapEx to secure the further growth and scalability of our company. We expect to require roughly € 80 million for our two J.POD facilities, one in Redmond, Washington and the other one in Toulouse, France. Planning of construction in France began in April 2021 and construction started in September 2022 (supported by related funding from French authorities). The second J.POD is expected to be operational in the first quarter of 2025 and will have the capacity for an output of up to 2,000 kg per annum. At other sites we expect to commit new CapEx of roughly € 90 million in 2024. This includes next to investments into lab equipment to maintain the highest technology and infrastructure also investments into facilities expansion like the new iPSC lighthouse building in Hamburg or the capacity expansion of our DMPK business in Macclesfield (UK).

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

Item 4A.              Unresolved Staff Comments

No unresolved comments.

Item 5.                 Operating and Financial Review and Prospects

A.	Operating results.

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

For information regarding our consolidated results, segment results and liquidity and capital resources for the year ended December 31, 2022 as compared to the year ended December 31, 2021, refer to “Operating and Financial Review and Prospects” in our annual report for the year ended December 31, 2022, which information is incorporated by reference herein.

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

We generate revenue primarily through three core collaboration routes: (1) by providing our drug discovery capabilities on a fee-for-service and FTE-rate basis; (2) by receiving milestones and royalties on partnered assets; and (3) by creating value through equity ownership in emerging, highly innovative biotechnology companies and translational academic institutional projects. Contracts with our partners can include elements of one or more of our three core collaboration routes.

We report the results of our operations in two operating segments: EVT Execute and EVT Innovate. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from the R&D activities where we typically own or co-own intellectual property with our strategic partners or participate on the jointly developed intellectual property.

In the future, we expect EVT Innovate to generate more revenue from milestones and royalties as our co - owned pipeline assets and partnerships mature. Revenue generated through our collaboration arrangements may contribute to either the EVT Execute or EVT Innovate segment, depending on the nature of the contract with our customer, the ownership of the intellectual property and the stage of the project. Expenses, such as labor and material expenses, arising from the work on contracts for which the customer owns the intellectual property are recorded as cost of revenues whereas expenses arising from pursuing internal R&D activities are recorded as R&D expenses. Additionally, when entering into customer contracts and partnership agreements based on internal R&D activities, the related costs, such as labor, materials and reimbursable overhead expenses of the subsequent contract are also recorded within cost of revenues.

For the year ended December 31, 2023, we reported €781.4 million in revenue, representing growth of 4.0% from the year ended December 31, 2022, and €83.9 million in net losses, representing an increase of €91.7 million compared to the year ended December 31, 2022. We also reported Adjusted EBITDA of €66.4 million for the year ended December 31, 2023, representing a decrease of €35.3 million compared to the year ended December 31, 2022. Adjusted EBITDA is a measure that is not defined under IFRS. For further information about how we calculate Adjusted EBITDA, the limitations of its use and its reconciliations to comparable IFRS measures, see “–Key Performance Metrics and Non-IFRS Measures.”

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

For the past few decades, the global pharmaceutical industry has been struggling with declining R&D efficiency in introducing new products to the market. As a result, pharmaceutical companies of all sizes have been and continue to be under pressure to re-evaluate and adjust their business strategies, in particular by accessing innovative technologies, such as AI and ML, and pursuing innovative treatment modalities, such as personalized medicine, cell therapy and gene therapy. New companies have been formed to specifically develop these technologies and modalities. Moreover, there is an increased focus on early prediction parameters to determine the success or failure of new drugs. To access innovation in a capital-efficient manner, industry players increasingly rely on external sources, such as our innovation hub, for innovative R&D and manufacturing expertise and capacity.

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

Efficiency and Scientific Excellence of our own R&D Activities

Our performance is dependent not only on the market’s need for external innovation, but also on our own ability to provide innovative solutions. For this reason, investing in technologies and platforms is a core part of our strategy. In 2022 and 2023, we spent €76.6 million and €68.5 million in R&D, respectively, and we intend to continue to dedicate a significant amount of financial resources to ensuring that our offering continues to meet the industry’s needs.

For example, we are allocating a significant number of resources to improving our PanOmics and PanHunter platform, our capabilities for AI-driven development of biologics and our iPSC platform. Investments in maintaining and expanding our technological leadership increases our short-term expenses while opening possibilities for future revenue growth and sustainability.

Scientific Results and Third-Party Decisions

An important pillar of our growth strategy is the generation of milestones and royalties. Our pipeline currently includes more than 140 partnered assets. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. Pipeline assets with respect to which we have the right to receive royalty or milestone payments include those that we will have initially developed and subsequently licensed or assigned to partners for continued pre-clinical and clinical development as well as those that have been initially developed by our partners and that have become the subject of a joint research project. We do not count in our pipeline candidates being developed by partners in whom we have solely an equity stake through EVOequity and no right to milestone or royalty payments with respect to their candidates in development.

Our financial results depend on the success of our partners’ clinical development of the co-owned pipeline assets, receipt of regulatory approval and commercialization. A partner may choose to end the development of a specific program for scientific or commercial reasons, and we typically have no ability to influence such decisions, which may be driven by factors such as pipeline prioritization and the ability to obtain additional required capital. Our future financial results therefore depend, in part, on the judgment and financial health of our partners. We mitigate this risk through diversification in our portfolio.

To the extent that our pipeline assets are recognized on our balance sheet in line with IFRS requirements, impairments directly affecting our results of operations may occur if our expectations for future cash flows change significantly. This may be due to our partners’ decision to discontinue a program for scientific or commercial reasons, or their inability to obtain adequate funding.

Revenue Mix and Gross Margin

We generate revenue either from fee-for-service and/or FTE-rates-based contracts, by receiving milestones and royalties on assets or partnerships, or any combination thereof. Revenues can be further differentiated based on our technologies and platforms. Changes in the allocation of revenues between contract types and technologies mainly affect our cost of sales, gross profit, and gross margin.

In each of the years ended December 31, 2022 and the year ended December 31, 2023, 72% and 65% of our third-party revenues were derived from EVT Execute, which mainly includes fee-for-service and FTE-rates-based revenues arrangements, where our partners own intellectual property.. In the mid-to-long-term, we are focused on generating an increasing share of our revenues from milestones and royalties on our assets. In some cases, especially in our EVT Innovate segment, we enter contracts with short-term lower FTE rates in exchange for higher financial upside through future milestone or royalty payments. Our strategy is to share the risk and reward and collaborate our assets as early as possible in the preclinical or development process to generate subsequently substantial medium-term revenues from FTE-based research payments and development milestone payments and long-term revenues from sales milestones and royalties. In the initial discovery and development stage, we do not earn any revenue from these arrangements. In the long term, however, we expect our gross margin to improve since no significant expenses will be incurred in relation to milestones and royalties because our partners typically absorb the costs of clinical development and commercialization.

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

On July 1, 2023 the Group acquired the remaining 50% in NephThera GmbH for a total consideration of € 1.65m. The contribution of the businesses acquired to the Group’s consolidated revenues, consolidated Net income and Adjusted EBITDA in 2023 was immaterial.

In addition, we have acquired, and may continue to acquire minority stakes in early-stage development companies through our EVOequity program, which is described in further detail under Item 4 of this annual report. These companies can either be entities with no prior relationship, or spin-offs from our other programs, such as our BRIDGEs program. The related transactions may result in significant influence over the acquired entity in line with the IFRS definition presented in IAS 28 (generally 20% or more of voting rights) and therefore require us to account for these investments using the equity method. In this case, in addition to the balance sheet impact, our share of the investee’s profit or loss will affect our results of operations under “share of the result of associates accounted for using the equity method,” but will have no effect on our Adjusted EBITDA. Fair value adjustments of our equity investments that are not accounted for using the equity method also affect our results of operations from time to time. For example, during the year ended December 31, 2023, we recognized € 11.3 million from a measurement gain, related to our investment in Exscientia plc. During the year ended December 31, 2022, we recognized € 174.7 million from a measurement loss from our investment in Exscientia plc. Fair value adjustments of a similar magnitude may or may not occur in the future.

Foreign Currency Exchange Rates

Due to our international business operations, we are subject to both foreign exchange transaction and translation risks. Our reporting currency is Euro; however, we also incur revenues and expenses in U.S. dollar and pound sterling. Other currencies are of less relevance.

Transactional risk arises when we and our subsidiaries execute transactions in a currency other than our respective functional currency. Our principal exposure to translation effects relates to the U.S. dollar and pound sterling. In 2022, 48% and 15% of our revenue and 24% and 18% of our cost of revenue was in U.S. dollars and pound sterling, respectively. In 2023, 65% and 11% of our revenue and 28% and 20% of our cost of revenue was in U.S. dollars and pound sterling, respectively.

Where we are unable to reconcile sales generated in a foreign currency with expenses incurred in the same currency, our operating results will be adversely affected by exchange rate fluctuations. We also use derivatives such as currency futures and swaps to minimize exchange risk.

R&D Tax Credits

We receive R&D tax credits for qualifying research related expenses in France, the United Kingdom, Italy, Germany and Austria. The credits are recognized under other operating income. These credits amounted to €44.0 million in 2023 as compared to €42.9 million in 2022.

In general, the R&D tax credit policies in the countries where we operate have been stable in recent years, with some countries expanding their R&D tax credit policies to our benefit. For example, due to changes to Italian tax laws, a new tax credit was granted in Italy for which we are eligible starting from June 2021. In Germany, a new scheme was introduced in 2020. We received confirmation from the public authorities (Bescheinigungsstelle Forschungszulage “BSFZ”) in 2022 that Evotec International qualified for a €1 million in tax credits in each of the years 2020, 2021 and 2022. The 2023 tax credits are solely based on projects, which were included in the 2020-2022 application and which passed the BSFZ review. Salary costs for these projects in 2023 exceeded €4 million and therefore the maximum amount of €1 million for the R&D tax credits were included in the balance sheet. Further changes or full or partial expirations of these programs may affect our future financial performance.

Cyber-attack

On April 7, 2023 we announced an ad hoc release, that on April 6, 2023 a cyber-attack occurred on our IT systems. As a result, the systems were shut down proactively and disconnected from the Internet to secure from data corruption.

As of the date of this report, the cyber-attack has had a significant adverse impact on our financial results. Overall, in 2023, we again exceeded previous year revenue, however productivity was affected throughout the entire second quarter 2023, which led to a revision of the guidance. We took immediate action to contain and remediate the attack by taking our external-facing systems offline. This was deemed necessary to protect all the Company’s partners and stakeholders and allowed us to ensure the integrity of our scientific data remained unaffected.

Key drivers of other operating expenses in the amount of €(44.2) million (2022: €(2.0) million) have been related to managing the impact of the cyber-attack since April 6, 2023. These costs are related to third Party involvement like consultants and legal advisors (€15.9 million) as well as work contributed by our staff (€26.5 million) and totaled to €43.5 million as of December 31, 2023. Internal costs reported under Other operating expenses related mainly to time spent in IT and other departments on recovering after the cyber-attack, primarily employees working to bring processes and systems back on-line.

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

We expense our research activities as incurred. Due to the high uncertainty associated with early-stage development activities in the pharmaceutical sector, the precondition for the capitalization of development expenses as outlined in International Accounting Standards (“IAS”) 38 is generally not satisfied. Therefore, we have not capitalized internally generated development costs to date.

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

Other Operating Expenses

Our current other operating expenses mainly consist of the expenses that we recharge to our partners for specific projects, such as the ID Lyon agreement. These expenses include facility costs, consultancy expenses, personnel costs, and incidental wage costs; outsourced services, materials consumed and depreciation. The related income is recognized under other operating income. For 2023, the largest contributor to other operating expenses were the internal and external costs associated with recovery from the cyber-attack in the second quarter.

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

Result of Operations

For a discussion of our results of operations, including selected segment information, for the year ended December 31, 2022, including a year-over-year comparison between 2022 and 2021, and (ii) our liquidity and capital resources for the years ended December 31, 2022, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2022 Annual Report.

The following table summarizes our consolidated statements of operations for each period presented:

	Years Ended December 31,
	2023	2022	2021
(In € thousands)
Revenues	781,426	751,448	618,034
Costs of revenue	(606,375)	(577,383)	(466,491)
Gross profit	175,051	174,065	151,543
R&D expenses	(68,529)	(76,642)	(72,200)
Selling, general and administrative expenses	(169,610)	(156,190)	(105,445)
Other operating income	64,793	81,582	73,472
Other operating expenses	(44,972)	(1,965)	(5,691)
Impairments	(5,016)	—	(683)
Operating income (loss)	(47,507)	20,850	40,996
Gain (loss) on investment in equity instruments reevaluation	(9,143)	(172,159)	211,754
Share of profit (loss) of associates and Joint ventures	(20,752)	(15,098)	(16,570)
Financial income	9,263	8,336	2,272
Financial expense	(11,739)	(13,150)	(9,254)
Other non-operating income (expense)	(714)	12,357	7,782
Gain from bargain purchase	—	4,908	—
Net Income (loss) before taxes	(80,593)	(153,956)	236,980
Income taxes	(3,320)	(21,698)	(21,470)
Net income (loss)	(83,913)	(175,655)	215,510

Revenues

Revenues increased by €30.0 million, or 4%, from €751.4 million in 2022 to €781.4 million in 2023. The growth was mainly driven by the contribution of BMS and a new deal with Sandoz in our Biologics area. Revenues from milestones decreased from €18.1 million in 2022 to €5.5 million in 2023.

Revenues from fee-for-service and FTE-rate-based research services increased by €53.5 million or 6.3%, from €684.0 million in 2022 to €726.9 million in 2023.

Total revenues in the EVT Execute segment increased by €3.1 million, or 0.4%, from €735.6 million in 2022 to €738.7 million in 2023. EVT Execute revenues from external customers decreased by €32.2 million due to the fee-for-service and FTE revenue business being most heavily affected by the cyberattack. The positive effect from Biologics by € 46.2m mainly due to the contribution from Sandoz was partly absorbed by the backlog in revenues in development of € 27.5m driven by lower general market demand in 2023. The increase in intersegment revenues amounted to €35.3 million (revenues for services performed by EVT Execute for projects accounted for within EVT Innovate) which totaled €224.2 million and €188.9 million in 2023 and 2022, respectively. The 19% increase in intersegment revenues resulted from the support of EVT Innovate’s growth in external collaborations, in particular in the BMS collaborations, as well as internal R&D projects. Milestone revenues amounted to €1.0 million and €6.1 million for 2023 and 2022, respectively.

Revenues in the EVT Innovate segment increased by €62.2 million, or 30%, from €204.7 million in 2022 to €266.9 million in 2023 primarily from the fee-for-service and FTE revenue business. Revenue from fee-for-service and FTE-rate-based research services increased by €69.5 million, or 37%, from €185.3 million in 2022 to €254.7 million in 2023. This growth was driven by higher base revenues and project-related revenues from BMS and other strategic pharma deals. Milestone revenues in the EVT Innovative segment decreased from €12.0 million in 2022 to €3.8 million in 2023.

Costs of Revenue

Costs of revenue increased by €29.0 million, or 5.0%, from €577.4 million in 2022 to €606.4 million in 2023. The increase in cost of revenues was mainly attributable to the accelerated expenses for Biologics, which increased by €19.1 million year over year primarily driven by an increase in headcount to fulfill the increased sales demand and continue building up the J.Pod facility in the US. In the other business areas within the base business, we faced an increase of €8.6 million year over year in total. This was driven by higher labor costs due to the yearly merit increase and higher costs for facilities and depreciation due to continued expansion of our footprint. Gross margin decreased to 22.4% in 2023 from 23.2% in 2022.

Costs of revenue in the EVT Execute segment increased by €25.6 million, or 4%, from €605.8 million in 2022 to €631.4 million in 2023. Gross margin decreased from 17.7% for 2022 to 14.5% for 2023. Cost of revenue increased due to higher headcount and ramp-up cost for Just - Evotec Biologics. Higher energy costs, merit increases and inflation on materials and supplied services also contributed to the increase. The Execute segment bore the majority of the cyberattack costs.

Costs of revenue in the EVT Innovate segment increased by €39.1 million, or 27%, from €145.6 million in 2022 to €184.7 million in 2023, however, showed a smaller increase than our revenue growth within EVT Innovate at 30%. Gross profit in 2023 was impacted by significant contributions from the BMS collaborations which resulted in an increased Gross margin of 30.8% in 2023 compared to 28.9% in 2022 despite the reduction in milestone revenues of €8.3 million. Overall, our customer mix within EVT Innovate was more favorable towards our big strategic partners, which impacted our gross profit positively.

R&D Expenses

In 2023, Evotec continued to progress its projects e.g., in central nervous system disorders, diabetes, immunological diseases, infectious diseases, inflammation, kidney diseases, metabolic diseases, oncological diseases, rare diseases and women’s health. We are building a long-term pipeline of first-in-class or best-in-class assets and/or unique proprietary platforms; the ultimate goal of the EVT Innovate segment is to build a proprietary platforms and early-stage assets to enable upside-bearing strategic deals.

R&D expenses decreased by €8.1 million, or 10.6%, from €76.6 million in 2022 to €68.5 million in 2023, primarily because of the lower expenses in Q2. The main R&D expense contributors are expenses for proprietary EVT Innovative projects, including PanHunter, PanOmics and Cell Therapy. Proprietary innovative project expenses decreased from €62.1 million in 2022 to €56.5 million in 2023 and accounted for 81.0% and 82.5% of total R&D expenses in 2022 and for the years ended December 31, 2023, respectively. The decrease in R&D expenses represents a balance between strong investments in Evotec’s capabilities to improve efficiency and precision medicine platforms, and financial stewardship in the year impacted by the cyber-attack. Platform R&D expenses that can be attributed to EVT Execute decreased from €2.3 million in 2022 to €1.3 million in 2023. Indirect expenses (consisting of overhead expenses not specifically allocated to projects) decreased from €12.2 million in 2022 to €10.7 million in 2023. Indirect expenses represented 15.9% and 15.6% of the total R&D expenses in 2022 and for the years ended December 31, 2023, respectively.

The following table presents our R&D expenses by category for the periods shown:

	Years Ended December 31,
(In € thousands)	2023	2022	2021
Neuroscience & Pain	(6,400)	(10,009)	(9,352)
Oncology	(11,701)	(10,242)	(9,352)
Metabolic Diseases	(10,966)	(9,341)	(9,309)
Inflammation and Immunology	—	—	—
Virology	(2,814)	(3,685)	(3,597)
Anti-Bacterial	(99)	(2,336)	(7,417)
Global Health	(246)	(421)	(849)
Innovate Platform R&D	(24,285)	(26,065)	(21,660)
Total Proprietary innovative projects expenses	(56,511)	(62,100)	(61,536)
Biologics	(48)	(182)	(572)
Gene Therapy	(48)	(542)	(941)
Other	(1,223)	(1,620)	(1,015)
Platform R&D expenses	(1,319)	(2,345)	(2,528)
Overhead expenses	(10,698)	(12,198)	(8,136)
Total R&D expenses	(68,529)	(76,642)	(72,200)
thereof:
Partnered R&D expenses	(3,711)	(6,438)	(14,083)
Unpartnered R&D expenses	(64,818)	(70,204)	(58,117)

Unpartnered R&D expenses decreased by €5.4 million, or 7.7%, from €70.2 million in 2022 to €64.8 million in 2023. The decrease is due to overall delayed commencement of projects.

R&D expenses for partnered assets declined from €6.4 million in 2022 to €3.7 million in 2023. Partnered R&D expenses are fully assigned to EVT Innovate and refunded by our research partner Sanofi in respect of such expenses are recorded under other operating income. The ID Lyon site was acquired in 2018 and has been funded by Sanofi until the end of November 2023. There were no further partnered R&D expenses in 2023 and Evotec does not expect that partnered R&D expenses will increase in 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) increased by €14.4 million, or 9%, from €156.2 million in 2022 to €170.6 million in 2023, mainly driven by growth in employee headcount in most areas of the enabling functions. Personnel-related expenses increased by €13.3 million, from € 84.1 million in 2022 to €97.4 million in 2023. Consultancy costs decreased by €6.7 million, from €28.6 million in 2022 to €21.9 million in 2023, partially compensating an increase in headcount growth and partly driven by delayed commencement of internal projects due to cyber-attack. Insurance costs decreased by €2.6 million from €10.3 million to €7.7 million driven by lower D&O insurance expenses. Audit and tax related expenses increased by €3.0 million from €6.1 million from 2022 to €9.1 million. Furthermore, IT and license costs increased by €2.3 million from €11.5 million in 2022 to €13.8 million in 2023, due to continued expansion of IT capabilities.

Impairment of Intangible Assets and Goodwill

In 2023, we recognized an impairment of intangible assets of €5.0 million, (€0 million in 2022), which was linked to an impairment of an intangible asset within developed technologies. The impairment losses in 2023 were allocated to the EVT Execute segment.

There were no impairment losses from goodwill in either 2023 or 2022.

Other Operating Income

Other operating income, which included mainly Sanofi recharges for Evotec ID Lyon, R&D tax credits and changes in fair value of earn-out liabilities decreased by €16.8 million, or (20.6)%, from €81.6 million in 2022 to €64.8 million in 2023. R&D tax credits were mainly recognized in France for the Toulouse and Lyon sites, UK, and Italy, resulting in an a overall R&D related other operating income in 2023 in the amount of €44.0 million as compared to €42.9 million recorded in 2022. Other operating income, related to Sanofi decreased to €16.6 million in 2023 (2022: €34.2 million).

Other Operating Expenses

Other operating expenses increased by €42.2 million, from €2.0 million in 2022 to €44.2 million in 2023. The significant increase was driven by the cyber-attack and related costs of €43.5 million, which comprises of €26.5 million internal costs and €15.9 million of external costs. Internal costs represent employees active efforts to restore normal operations. External costs are additional costs incurred due to the cyber-attack, such as increased consulting and IT costs. The external costs are considered to be an item that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group, as these are not deemed to be recurring costs.

Interest Income

Interest income increased by €0.9 million, or 11.1%, from €8.3 million in 2022 to €9.3 million in 2023 due to increased interest rates for investments of Evotec’s liquidity on short term investments in particular in EUR and USD.

Interest Expense

Interest expense decreased by €1.4 million, or (10.7)%, from €13.1 million in 2022 to €11.7 million in 2023. This decrease was due to revaluation of interest rate swaps in 2022.

Measurement result from Investments

Measurement result from investments increased by €163.0 million, from €(172.2) million in 2022 to € (9.1) million in 2023 mainly due to the fair value increase of our investment in Exscientia plc. The fair value of Exscientia plc increased by €11.3 million due to a share price rise year on year from $5.33 to $6.41 as of December 31, 2023 after it had dropped from $19.76 to $5.33 in 2022 which led to €174.7 million reduction in the fair value of Exscientia plc. in the previous year. In addition, a measurement loss of € 15.8 million was recorded for several of our investments.

Share of the Result of Associates Accounted for using the Equity Method and Impairment of Financial Assets

Share of the loss and impairment in connection with associates accounted for using the equity method increased by €4.8 million, or 30%, from €(16.0) million in 2022 to €(20.8) million in 2023, reducing net income in both years. The impairment of investments in associates amounted to €7.9 m as per 31 December 2023 consisting of the impairment of investments in Centauri Therapeutics GmbH in the amount of €3.3 million, Curexsys GmbH in the amount of €3.0 million, Tucana Bioscienes Inc. in the amount of €0.6 million as well as of an impairment of the insiginficant investments in the amount of €1.0 million. During 2022 no impairment was recorded. During 2023 fair value adjustments of € (5.2) million (2022: € (183.9) million were recorded for other long-term investments of which € (3.7) million (2022: € (172.2) million) were recorded in profit or loss and € (1.5) million (2022: € (11.7) million) in other comprehensive income. The decrease in the fair value adjustment recorded in profit or loss is mainly related to an increase in the share price of Exscientia Ltd.

Foreign Currency Exchange Gain (Loss), net

Foreign currency exchange loss amounted to €(2.5) million in 2023 in comparison with €13.1 million in 2022 mostly due to the strengthened EUR vs USD from 1.067 as per December 31, 2022 to 1.105 as per  December 31, 2023 which resulted in a devaluation in particular of the USD denominated cash and receivables after conversion in EUR.

Current tax expense and Deferred Taxes

Current tax expense and deferred tax expense decreased by €18.4 million or -84.7% to €3.3 million for the year ended December 31, 2023, compared to €21.7 million for the year ended December 31, 2022, Deferred tax expense decreased from €7.7 million in 2022 to €3.7 million in 2023 primarily relating to intangible assets. Current tax expense decreased from €14.0 million in 2022 to €7.0 million in 2023. The reduction in the current tax expense is generally a result of decreased taxable profits in Evotec International GmbH, Evotec ID (Lyon) SAS, Cyprotex Discovery Ltd and Aptuit (Verona) Srl.

The decrease in the effective tax rate between 2023 and 2022 is due mainly to the change in recognition of the deferred tax asset in 2023.

We recognize deferred tax assets to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused carry forward tax losses and unused tax credits can be utilized. This judgment is made annually and based on budgets and business plans.

Operating Results by Segments

The following tables detail our segment Revenues and Operating income for the years ended December 31, 2023, 2022 and 2021 for each segment:

	Year ended December 31, 2023
			Intersegment
(In € thousands)	EVT Execute	EVT Innovate	elimination	Evotec Group
Revenues	738,738	266,884	(224,196)	781,426
Operating income (loss)	(43,018)	(4,489)	—	(47,507)

	Year ended December 31, 2022
			Intersegment
(In € thousands)	EVT Execute	EVT Innovate	elimination	Evotec Group
Revenues	735,635	204,730	(188,917)	751,448
Operating income (loss)	32,523	(11,673)	—	20,850

	Year ended December 31, 2021
			Intersegment
(In € thousands)	EVT Execute	EVT Innovate	elimination	Evotec Group
Revenues	610,168	146,982	(139,116)	618,034
Operating income (loss)	63,109	(22,113)	—	40,996

For a segment revenue analysis see “—Revenues.”

Segment operating income/loss in the EVT Execute segment decreased by € 75.5 million or 232%, from € 32.5 million for the year ended December 31, 2022, to € (43.0) million for the year ended December 31, 2023. Gross profit amounted to € 107.4 million and decreased by 17% to previous year (€ 129.9 million). The business growth was impacted by the cyber-attack especially in Q2 and parts of Q3 2023 and the decrease in market demand for development as a main driver for backlog in revenues. This effect was partly absorbed by the contribution of Sandoz in Biologics. Selling, and general administrative expenses amounted to € 130.8 million and increased by € 5.5 million primarily due to higher personnel expenses, IT and Audit fee expenses. R&D expenses decreased from € 5.3 million in 2022 to € 4.4 million in 2023. In addition, other operating income decreased by € 3.9 million and other operating expenses increased by € 39.5 million, mainly driven by the expenses incurred as part of the recovery efforts from the cyber-attack.

Segment operating loss in the EVT Innovate segment decreased by €7.2 million, or 62%, from €(11.7) million for the year ended December 31, 2022, to €(4.5) million for the year ended December 31, 2023, primarily because of a €23.0 million increase in gross profit driven by higher revenues and margins from the BMS collaborations. Furthermore, R&D expenses decreased by €7.7 million primarily driven by lower expenses for proprietary projects and platform R&D (“unpartnered R&D costs”). Selling, general and administrative expenses increased by €7.9 million, mainly due to higher personnel-related expenses, IT expenses, insurance, and consultancy expenses. Other operating income and expenses (net) decreased by €15.6 million primarily driven by reduced reimbursements from Sanofi related to ID Lyon. No impairment losses of intangible assets were recorded in 2023.

The following table provides the reconciliation of segment Operating income (loss) to Segment Adjusted EBITDA for the periods presented below:

	Year ended December 31, 2023		Year ended December 31, 2022		Year ended December 31, 2021
	EVT	EVT	EVT	EVT	EVT	EVT
(In € thousands)	Execute	Innovate	Execute	Innovate	Execute	Innovate
Operating income (loss)	(43,018)	(4,489)	32,523	(11,673)	63,109	(22,113)
Depreciation of tangible assets	80,656	5,377	67,698	4,979	51,687	3,909
Amortization of intangible assets	6,876	70	8,874	108	11,930	82
EBITDA	44,514	958	109,095	(6,586)	126,726	(18,122)
Impairment of intangible assets	5,011	—	—	—	—	683
Impairment of goodwill	—	—	—	—	—	—
Change in contingent consideration (earn-out)	—	—	(839)	(16)	(1,934)	(83)
Cyber-related costs	15,869	—	—	—	—	—
Segment Adjusted EBITDA	65,394	958	108,256	(6,602)	124,972	(17,522)
(1)	2020 restated for IAS 19.

The following tables detail our Segment Adjusted EBITDA for the years ended December 31, 2023, 2022,and 2021 for each segment:

	Year ended December 31, 2023
(In € thousands)	EVT Execute	EVT Innovate	Evotec Group
Segment Adjusted EBITDA (1)	65,394	958	66,352

	Year ended December 31, 2022
(In € thousands)	EVT Execute	EVT Innovate	Evotec Group
Segment Adjusted EBITDA (1)	108,256	(6,602)	101,654

	Year ended December 31, 2021
(In € thousands)	EVT Execute	EVT Innovate	Evotec Group
Segment Adjusted EBITDA (1)	124,792	(17,522)	107,270
(1)	Segment Adjusted EBITDA is a non-GAAP measure and is defined as segment operating income adjusted for depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets and change in contingent consideration (earn-out), as well as other items that in magnitude, nature or occurrence would distort the presentation of the financial performance of Evotec. . For a reconciliation of Adjusted EBITDA to net income (loss) on a group level see “—Key Performance Metrics and Non-IFRS Measures—Adjusted EBITDA. Segment Adjusted EBITDA is reconciled to segment operating income because certain items, including taxes and interest, are only accounted for on a group-wide basis and cannot be tracked on a segment basis. Segment operating income/(loss) is the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB.

Segment Adjusted EBITDA in the EVT Execute segment decreased by € 42.9 million, or 40%, from €108.3 million in 2022 to €65.4 million in 2023, primarily driven by higher other operating expenses resulting from cyber-attack amounting to € 43.5 m which was fully allocated to Execute Segment, as EVT Execute is the owner of the associated IT infrastructure that was impacted by the attack.

Segment Adjusted EBITDA in the EVT Innovate segment increased by €7.6 million from a loss of €(6.6) million in 2022 to a profit of €1.0 million in 2023, primarily driven by a better top line performance in revenues due to the BMS contribution despite substantially lower revenues from milestones, upfronts and licenses in 2023 versus 2022.

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

	Years Ended December 31,
	2023	2022	2021

	(In thousands, except number of customers, number of customers > €1 million revenue, repeat business)
Revenues	781,426	751,448	618,034
Unpartnered R&D expenses	(64,818)	(70,204)	(58,117)
Net income	(83,913)	(175,655)	215,510
Adjusted EBITDA	66,352	101,654	107,270
Number of customers	838	819	842
Number of customers > €1 million revenue	102	118	97
Annual repeat business	93%	92%	91%

Revenues

Revenue is generated through each of Evotec’s collaboration arrangements dependable on the nature of contract with Evotec’s customers, the (co-)ownership of the intellectual property and the stage of the project. Revenues are recognized from partners owning the IP and includes mainly fee-for-service and FTE-rate based arrangements. In addition to FTE-based revenues other revenues are generated from milestones, royalties and IFRS15. Our revenues were € 781.4 m and € 751.4 m in 2023 and 2022, respectively. Thereof, € 9.4 m and € 10.6 m in 2023 and 2022 are related to private grants.

Unpartnered R&D Expenses

We distinguish between partnered and unpartnered R&D. Partnered R&D is where we bear the expenses and are refunded by our partners. Unpartnered R&D is conducted at our own expense. We intend to partner those programs and projects with pharmaceutical and biotechnology companies upon achievement of key early inflection points.

Our unpartnered R&D expenses were €64.8 million and €70.2 million in 2023 and 2022, respectively.

Net Income

Our net income increased by €91.7 million, or 52.2%, from €(175.7) million in 2022 to €(83.9) million in 2023 mainly driven by the change in share price of Exscientia and partly offset by higher operation expenses linked to the costs that occurred after the cyber-attack.

Adjusted EBITDA

Adjusted Group EBITDA is defined as net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

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

Adjusted EBITDA decreased by € 35.3m, or 35%, from € 101.7 m in 2022 to € 66.4 m in 2023. The overall slowdown in Q2 on revenues after the cyber-attack was compensated by the contribution of the Sandoz and BMS collaborations which led to a small increase of Gross profit by €1m. R&D expenses also positively affected adjusted EBITDA as a decrease was seen in 2023 compared to 2022 by € 8.1m. The increase in SG&A expenses by € 13.4 m, or 9%, from € 156.2 m in 2022 to € 169.6 m in 2023 was mainly driven by personal and consultancy expenses across all disciplines, impacted the overall result negatively. A strong driver for the lower adjusted EBITDA in 2023 compared to previous year were the one-off expenses for cyber related cost which increased the other operating expenses.

The following table provides the reconciliation of net income to Adjusted EBITDA for the periods presented below:

	Years Ended December 31,
(In € thousands)	2023	2022	2021
Net income	(83,913)	(175,655)	215,520
Interest expense (net)	2,475	4,814	6,982
Tax expense	3,320	21,698	21,470
Depreciation of intangible assets	86,040	72,677	55,596
Amortization of intangible assets	6,946	8,982	12,012
EBITDA	14,869	(67,484)	311,570
Impairment of intangible assets	5,011	—	683
Impairment of goodwill	—	—	—
Measurement result from investment	9,143	172,159	(223,791)
Share of loss of associates accounted for using the equity method	20,752	15,098	28,433
Other income from financial assets, net	—	—	174
Gain from bargain purchase	—	(4,908)	—
Foreign currency exchange (loss) gain, net	2,523	(13,083)	(7,843)
Other non-operating income, net	(1,809)	727	61
Change in contingent consideration (earn-out)	—	(855)	(2,017)
Cyber-related costs	15,869	—	—
Adjusted EBITDA	66,359	101,654	107,270

Number of Customers

Our number of customers slightly increased from 819 in 2022 to 838 in 2023. An entity with multiple subsidiaries, segments, or divisions is defined and counted as a single customer, even if we have separate agreements with multiple subsidiaries, segments, or divisions that are part of the same entity.

Number of Customers Who Contributed More Than €1 million to Our Revenue

The number of customers who contributed more than €1 million to our revenue was 102 and 118 in 2023 and 2022, respectively.

Evotec’s largest three customers by revenue collectively accounted for 35% of revenues from contracts with customers in 2023. In 2022, Evotec’s three largest customers by revenue contributed 25% to our revenues. The percentage of our revenues generated from our three largest customers has increased in 2023. Other than BMS, no single customer contributed more than 10% of group revenues.

Repeat Business

We define annual repeat business as the percentage of revenues with customers who have purchased products and services from us at least once in both the current year and the previous year. We review repeat business on a yearly basis. Repeat business was 93% and 92% in 2023 and 2022, respectively. We believe our significant amount of repeat business is primarily due to our ability to achieve success and high satisfaction of our partners and customers. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

B.	Liquidity and capital resources.

We have historically funded our operations primarily through cash received in the ongoing operation of our business, from equity financing through private placements, and from the issuance of promissory notes or the incurrence of bank debt. As of December 31, 2023, the company had available, yet undrawn credit lines in the amount of € 141.1m. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to maintaining principal flexibility, liquidity, and capital preservation, and consist primarily of cash in banks and on hand, fixed deposits, and short-term deposits with an original maturity of three months or less. As of December 31, 2023, we had cash and cash equivalents of €510.9 million and short-term investments (corporate bonds and time deposits with maturities of less than three months) of €93.2 million. As of December 31, 2023, 68% of our cash, cash equivalents and investments were held in Germany, of which 67%, 32% and 1% were in Euros, U.S. dollars and pound sterling, respectively. 32% of our cash, cash equivalents and investments were held outside of Germany, of which 56% was held in France and Italy, mainly in Euros and U.S. dollars, 21% was held in the United Kingdom mainly in pound sterling and U.S.dollars, 21% in the United States, mainly in U.S. dollars and 1%were held in Austria mainly in Euros.

In October 2021, we signed a finance loan with the Banque publique d’investissement (Bpifrance) with a line of credit amounting to €43.3 million to support the J.POD EU construction. The loan has a fixed interest rate of 0.55%. The total amount will be provided in various tranches from 2021 to 2025. Until December 31, 2023, €27.0 million was drawn. This loan is unsecured and we are not subject to any covenants. The repayment is settled quarterly beginning in 2025. EUR 33.2 million (77%) out of the total loan amount (EUR 43.3 million) can be converted into a forgivable loan. An amount of EUR 20.8 million has been subsequently reclassified from Non-Current Liability to Deferred Income in June 2024 as we determined that conditions were substantially met for forgiveness.

The promissory notes issued in June 2019 aggregated to a principal amount of €250.0 million. The promissory notes have fixed and variable interest rates and have three, five, seven, and 10-year maturities. The three-year maturity of €35.0 million was repaid as scheduled in June 2022 so the remaining amount of the promissory notes amounts to €215.0 million. The five-year tranches of €108.5 million have been repaid upon maturity in June 2024.

European Investment Bank Loans

In 2017, we signed a financing agreement with a line of credit amounting up to €75.0 million with the European Investment Bank (EIB). Under the agreement, the total amount was provided in various tranches from 2017 until 2020. The final tranche was drawn in September 2020. Each tranche carries a fixed interest rate of 1.6%. Such interest is due and payable semi-annual or where a tranche is canceled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. We are subject to two financial covenants, net debt leverage and equity ratio. As of December 31, 2023, we comply with the financial covenants. The financing agreement also includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2024 to 2030 and equity investments if these succeed for the period until 2030.

In December 2022, we signed a second financing agreement with the European Investment Bank. This line of credit amounts up to €150.0 million. Under this agreement, the total amount will be provided in various tranches from 2023 until 2025. Each tranche carries a fixed interest rate of0.8%. Such interest is due and payable semi-annual or where a tranche is canceled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. We are subject to one financial covenant, the net debt leverage ratio. As of December 31, 2023, we have drawn two tranches with a total value of € 93.3 tranche under this new loan facility. The financing agreement also includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2028 to 2037 and equity investments if these succeed until 2037.

R&D Innovation Financing

Our R&D innovation financing loans amounted to €5.6 million with a fixed interest rate of 1.2% as of December 31, 2023, and final maturity dates ranging from 2025 to 2029. The R&D innovation financing relates to three individual R&D projects that were financed by IKB Deutsche Industriebank AG through KfW Bank. As of December 31, 2023, we drew down all tranches in an aggregate principal amount of €8.6 million in line with project progress and repaid €3.0 million of the loan until December 31, 2023.

In March 2021, we entered and drew down on a new long-term innovation-financing loan provided by IKB Deutsche Industriebank AG through KfW Bank for €20.4 million with a fixed interest rate of 1.4%. With the loan, we received a grant from KfW Bank for €0.2 million. This loan is unsecured and not directly related to a specific R&D project. We started to repay in quarterly installments in 2023. Until the end of 2023 we have repaid € 1.9 m through KfW financed innovation financing loans for the additional IKB loan.

Evotec acquired three unsecured research loans with Rigenerand Srl in July 2022 totaling €0.8 m at the end of 2023. The first loan from Sanfelice 1893 Banco Popolare,matured in September 2023. The second loan is also from Sanfelice 1893 Banco Popolare and amounted to € 0.4 million with a variable interest rate of 4.5% and final maturity in May 2027. The third loan is from Banco BPM S.p.A., and amounted to € 0.3 million with a fixed interest rate of 1.3% and final maturity in November 2026.

Loan Maturities

	Years Ended December 31,
(In € thousands)	2023	2022	2021
Less than one year	128,513	1,358	36,136
Between one and five years	152,464	247,732	226,353
More than five years	155,092	80,760	99,991
Total	436,070	329,850	362,480

Other Contractual Obligations and Commitments

Our contractual obligations, other than the financing agreements and related interest rate swaps detailed in the “Liquidity and CapEx” section, consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and are reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. In addition, we regularly enter several smaller contractual obligations related to our operations or facilities, such as the supply of inventories, power supply and insurance. Our contractual obligations as of December 31, 2023, include lease obligations for lease liabilities of € 53,640 thousands, reflecting our future minimum lease commitments. As of December 31, 2023, € 1,192 thousands of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months, € 14,304 thousands between January 1, 2024, and December 31, 2027. The remaining lease payments of € 38,144 thousands will occur after December 31, 2027.

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

CapEx

To facilitate the continued growth of our company, we regularly invest in upgrading and expanding our technology and infrastructure. For example, we have made major enhancements to our technology platform regarding the areas of translational biology, high-content imaging and proteomics. Additionally, we have made our scientific operations more efficient by adding additional state-of-the-art sample management technology. We continued our investments in the expansion and development of individual locations into 2023. We have ongoing expansion projects in Hamburg, Toulouse and Manchester.

We have completed construction of our first J.POD facility in North America, an integral part of the J.DESIGN platform of Just—Evotec Biologics. In 2022, we started the construction of our second J.POD facility in Toulouse. We also continue to further upgrade and digitize our administrative tools and systems. In 2024, we expect to spend another €170 million to secure the further growth and scalability of our company. We expect to require roughly € 80 million for our two J.POD facilities, one in Redmond, Washington and in Toulouse, France. Planning of construction in France began in April, we expect to commit to 2021 and construction started in September 2022 (supported by related funding from French authorities). The second J.POD is expected to be operational in the first quarter of 2025. At other sites we expect to commit new CapEx of roughly € 90 million in 2024. This includes next to investments into lab equipment to maintain the highest technology and infrastructure also investments into facilities expansion like the new iPSC lighthouse building in Hamburg or the capacity expansion of our DMPK business in Macclesfield (UK).

We plan to fund additional CapEx through cash on hand and debt financing.

Comparative Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year Ended December 31,
(In € thousands)	2023	2022[1]	2021[1]
Net cash flows provided by (used in):
Operating activities	36,439	205,811	126,599
Investing activities	(13,291)	(412,797)	(242,794)
Financing activities	71,963	(58,145)	393,007
Total cash outflow	95,111	(265,131)	276,812

¹ Interest received and interest paid have been reallocated from the operating cash flow to the investing cash flow and the financing cash flow. The previous year numbers from 2022 and 2021 have been adjusted accordingly. The change was made to provide a clearer picture of the financial position.

Cash Flow from Operating Activities

Net cash flows from operating activities are primarily derived from partnered projects and the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business.

For the fiscal year ended December 31, 2023, operating activities generated € 36.4 million in cash and cash equivalents. The main components of cash flow from operating activities include the net loss of € 84 million, offset by non-cash charges of € 143.2 million, which included depreciation and amortization of € 93.0 million and share of profit from associates of € 20.8 million. Further, the changes net working capital amounted to € (9.9) million.

For the fiscal year ended December 31, 2022, operating activities generated € 205.8 million in cash and cash equivalents. The amount primarily resulted from a prepayment of $ 200 million from BMS for the expansion of our protein degradation collaboration. Net Loss amounted to € (175.7) million, after consideration of non-cash charges of €294.7 million, which included the fair value adjustment of our investment in Exscientia plc of €(174.7) million, and changes in operating assets and liabilities of € 104.5 million. The increase in operating assets and liabilities was mainly driven by the above-mentioned prepayment from BMS for the extension of the protein degradation collaboration, partially offset by an increase in receivables of €38.4 million due to the overall revenue growth and prepayments from BMS/Celgene and an increase in other assets of €80.3 million.

Cash Flow from Investing Activities

During the year ended December 31, 2023, cash used in investing activities amounted to € 13.3 million which consisted of purchases of in the amount of € 48.4 million, purchases of investments in associated companies and other long-term investments of € 16.5 million (including in respect of € 3.5 million invested in Centauri Therapeutics., € 3.4 million invested in Tubulis GmbH, € 2.4 million invested in Autobahn Labs LLC, € 2.0 million invested in Topas Therapeutics GmbH, as well as several ok, du wother invested with amounts below €2 million), divestment of investments in associated companies and minorities of € 1.4 million, purchases of property, plant and equipment in the amount of € 213.3 million (including in respect of € 110.2 million invested in the J.POD EU facility in Toulouse) and the issue of convertible loans to affiliated companies of € 7.1 million partially offset by € 260.4 million of proceeds from the sale of current investments, by proceeds in relation with the acquisition of NephTera of € 2.1 million as well as proceeds from the sale of property, plant and equipment and intangible assets of € 0.5 million .

During the year ended 31 December 2022 , cash used in investing activities amounted to € 413 million which consisted of purchases of current investments in the amount of € 355.8 million, purchases of investments in associated companies and other long-term investments of € 58.8 million (including in respect of € 20.3 million invested in Sernova Corp., €11.3million invested in Dark Therapeutics Ltd, €4.4 million invested in IMIDomics, €3.6 million invested in Autobahn Labs LLC, €3.4 million invested in Tubulis GmbH as well as several other invested with amounts below €3 million), purchases of property, plant and equipment in the amount of € 181 million (including in respect of €73.7 million invested in the J.POD U.S. facility in Redmond as well as in Just – Evotec Biologics in Seattle and J.POD EU facility in Toulouse) and the issue of convertible loans to affiliated companies of € 4.1 million partially offset by €205.2 million of proceeds from the sale of current investments.

Cash Flow from Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from/payments of bank loans and payments of finance lease liabilities.

Net cash provided in 2023 in financing activities for the year ended December 31, 2023, was € 72.0 million which consisted of R&D and investment financing of € 112.9 million and repayment of lease obligations amounting to € 22.4 million. The repayment of loans included mainly the repayment of revolving credit lines. Proceeds from option exercise amounted to € 0.2 million.

Net cash used in financing activities for the year ended December 31, 2022, was €58.1 million which consisted of the repayment of loans amounting to € 34.1 million and repayment of lease obligations amounting to € 19.0 million. The repayment of loans included the three-year tranche of the promissory note of €35.0 million. Proceeds from a capital increase and proceeds from option exercise amounted to € 0.4 million and € 0.3 million, respectively.

C.	Research and development, patents and licenses, etc.

See Item 4 “Business Overview” and “Operating and Financial Review and Prospects—A. Operating Results” in this Item 5.

D.	Trend information.

See the description of “Operating Results” in this Item 5 within this annual report.

E.	Critical Accounting Estimates.

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

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages:

Name	Age	Position
Werner Lanthaler, Ph.D.	55	CEO (until Jan 2024)
Mario Polywka, D.Phil.	60	CEO (from Jan to June 2024)
Christian Wojczewski, Ph.D	53	CEO (since July 2024)
Aurélie Dalbiez	47	CPO (since June 2024)
Cord Dohrmann, Ph.D.	59	Chief Scientific Officer
Craig Johnstone, Ph.D.	54	Chief Operating Officer
Enno Spillner	54	Chief Financial Officer(“CFO”) (until March 2023)
Laetitia Rouxel	50	CFO (since April 2023)
Matthias Evers, Ph.D	50	Chief Business Officer

The business address of the members of our Management Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a summary of the business experience of the members of our Management Board (as of end 2022):

Dr. Werner Lanthaler served as CEO of Evotec since March 2009 until January 3, 2024. Prior to joining Evotec, from 2000 to 2009, Dr. Lanthaler served as CFO at Intercell AG, a biotechnology company focused on the development of prophylactic and therapeutic vaccines against infectious diseases. Dr. Lanthaler serves on the board of directors of AC Immune SA (since early 2018) and arGEN-X in Breda, the Netherlands. Dr. Lanthaler holds a doctorate degree in economics from Vienna University, a master’s degree from Harvard University, and a degree in psychology.

Dr. Mario Polywka was appointed as interim CEO as of January 15, 2024 until end of June 2024. In June 2019, he was appointed Member of the Supervisory Board. Dr. Polywka also served as a member of the Management Board of Evotec AG from November 2007 to December 2018, including as Chief Operating Officer. Dr. Polywka is also a Non-Executive member of the Board of Directors Exscientia PLC, Orbit Discovery Ltd and Blacksmith Medicines Inc., was a Non-Executive Director at C4X Discovery plc. until end of January 2024, and has accepted a position as Senior Advisor at MCF Corporate Finance. He holds a doctorate degree in mechanistic organometallic chemistry from the University of Oxford.

Dr. Christian Wojczewski joined Evotec as CEO on July 1, 2024. Dr. Wojczewski has over 20 years of experience in various management positions, most recently at Mediq and Linde Healthcare. In 2017, he joined Mediq in the Netherlands, a European leader in medical devices and related services, as group CEO. In 2005, he joined Linde, a global market leader for medical and industrial gases. Previously, he worked as a Manager at McKinsey for companies in the life science and chemical industries in Europe and the US. Dr. Wojczewski holds a Diploma and a doctorate in chemistry from the Johann Wolfgang Goethe-University in Frankfurt am Main.

Dr. Cord Dohrmann has served as Chief Scientific Officer of Evotec since September 2010. From 2000 to 2010, Dr. Dohrmann served in various management positions including as the Chief Scientific and CEO at DeveloGen AG, a drug discovery company focused on the development of novel therapies for diabetes and obesity. Evotec acquired DeveloGen in 2010. Dr. Dohrmann serves on the Supervisory Board of Eternygen GmbH and Breakpoint Therapeutics,. Dr. Dohrmann is a member of the German Council of Science and Humanities. He is also a Non-Executive member of the Board of FSHD (Facioscapulohumeral Muscular Dystrophy) Unlimited in Leiden, the Netherlands. Dr. Dohrmann holds an undergraduate degree in biology from Tübingen University, a master’s degree in molecular biology from the Max-Planck Institut and a doctorate in cellular and molecular biology from Harvard Medical School.

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

Enno Spillner has served as CFO of Evotec from July 2016 until end of March, 2023, with oversight over various functions and departments, including finance, legal and compliance, internal audit and risk management. Prior to his tenure at Evotec from 2013 to 2016, Mr. Spillner served as chairperson of the Management Board, CEO, and CFO and, from September 2005 to March 2013, as CFO of 4SC AG, Munich-Martinsried, a publicly listed company on the Frankfurt Stock Exchange and a developer of innovative, small-molecule drugs to combat cancer. Since December 2020, Mr. Spillner also has served as a Non-Executive Member of the Board of Directors and chairperson of the Audit Committee at Nasdaq-listed Nanobiotix SA, Paris. Recently he served on the supervisory board of Leon-Nanodrugs GmbH, Munich. Mr. Spillner holds a Dipl.-Kaufmann degree (master’s degree in business) from the University of Bamberg.

Laetitia Rouxel was appointed as CFO from April 2023 with oversight over various functions and departments, including finance, legal and compliance, internal audit, and risk management. Before joining Evotec, she was Global CFO of Wavin Group, a solutions leader for the building and infrastructure industry. A graduate of the French Business school ISG, she started her career with finance and commercial roles in the Pharma industry at Pfizer Pharmaceuticals and Johnson & Johnson. She went on to work for the French food-products corporation Danone, and then joined the beauty company Coty in Switzerland as divisional CFO.

Dr. Matthias Evers was appointed as Chief Business Officer of Evotec on May 1, 2022. Matthias is responsible for business development / partnering, the Just-Evotec Biologics business, digital technology, and strategy across the entire company. Prior to joining Evotec, Matthias accumulated 20 years of experience as Senior Partner with the consulting firm McKinsey & Company, Inc. where he co-led R&D in Life Sciences globally and served on the Firm’s most senior Knowledge and People Committees, respectively. Matthias was a Postdoctoral Fellow at the Center for Molecular Neurobiology Hamburg (ZMNH) and holds a Ph.D. based on his work in molecular biology and bioinformatics from the University of Bochum (Germany) where he also earned his MSc in Biochemistry.

Aurélie Dalbiez was appointed as Chief People Officer of Evotec on June 15, 2024. Aurélie is responsible for the development and implementation of Evotec’s people strategy, focusing on fostering a culture of innovation, collaboration and belonging. Prior to joining Evotec, Aurélie served as the Chief Human Resources Officer (“CHRO”) at Corbion N.V., a global bio-based ingredients company headquartered in Amsterdam, Netherlands. Previously, she was Head of HR for the Capsules and Health Ingredients business at Lonza, based in Basel, Switzerland. Prior to that, she worked for 12 years in various HR roles at Novartis. She started her career in the banking industry, first at Deutsche Bank and later at Capital Group. She earned her university degree in International Business in Lyon, France.

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Position
Prof. Dr. Löw-Friedrich	63	Chief Medical Officer and Executive Vice President of UCB S.A.
Camilla Macapili Languille	40	Head of Life Sciences, Mubadala Investment Company
Dr. Elaine Sullivan (until June 2024)	62	Independent consultant; CEO of KELTIC Pharma Therapeutics Ltd. (until May 2023)
Dr. Constanze Ulmer-Eilfort	61	Partner at PSP München
Roland Sackers	55	CFO and Managing Director at QIAGEN N.V.
Dr. Mario Polywka (until June 2024)[1]	60	Independent consultant and former member of the Management Board of Evotec SE
Dr. Duncan McHale (since June 2024)	67	Founder and Company Director of Weatherden Ltd, London, UK
Wesley Wheeler (since June 2024)	57	Operating Advisor to KKR, Madison Dearborn Partners and Edgewater Capital
[1]

Dr. Mario Polywka was a member of the Supervisory Board throughout Financial Year 2023. Between January 15, 2024, and June 30, 2024 his mandate at the Supervisory Board was paused due to his assignment as interim CEO of the Company

The business address of the members of our Supervisory Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a summary of the prior business experience of the members of our Supervisory Board:

Prof. Dr. Iris Löw-Friedrich has served as a Member of the Supervisory Board at Evotec since June 2014, her appointment to Chairwoman of the Supervisory Board of Evotec SE took place in 2021. Since 2008, Prof. Dr. Löw-Friedrich has served as Chief Medical Officer and Executive Vice President of Development and Medical Practices at UCB S.A., Brussels (Belgium), a biopharma company focusing on neurology and immunology. Since April 2014, Prof. Dr. Löw-Friedrich has served as a Member of the Board of Directors at TransCelerate BioPharma Inc. and, since May 2016, as a Member of the Supervisory Board of Fresenius SE & Co. KGaA. She is also a member of the Board of Directors at PhRMA Foundation in Washington D.C., United States. Prof. Dr. Löw-Friedrich holds a doctorate degree in medicine from the University of Frankfurt.

Camilla Macapili Languille was appointed a Member of the Supervisory Board in June 2020. She leads the unit for Life Sciences investments at Mubadala Investment Company (“MIC”), a sovereign wealth fund based in Abu Dhabi. Before joining Mubadala, Camilla Macapili Languille worked in M&A for Daiwa Capital and Société Générale in Paris, France, where she specialised in cross-border transactions in various sectors. She began her career in healthcare M&A at JPMorgan in New York and London, where she focused on pharma and biotech. She also serves as a Member of the Board of Directors at PCI Pharma Services (KPCI Holdings Limited), Philadelphia/United States (not listed), at Norstella (Caerus PikCo S.A.R.L.), New York/US- listed) (until December 2023), at Envirotainer A/S, Stockholm/Sweden (not listed) and since December 2023 at va-Q-tec AG, Würzburg/Germany(listed on the Frankfurt Stock Exchange until August 30, 2023). Camilla Macapili Languille holds a Bachelor of Economics & Political Science degree from Columbia University.

Dr. Elaine Sullivan has served as a Member of the Supervisory Board between June 2015 and June 2024. Dr. Sullivan is a non-executive director at the IP Group plc, hVIVO plc, Active Biotech AB, and Nykode Therapeutics ASA and member of the Supervisory Board at Zealand Pharma A/S based in Denmark. She co-founded and was CEO of Carrick Therapeutics, a European oncology company. Dr. Sullivan was the CEO of Keltic Pharma Therapeutics, a company with a focus on severe asthma, neuropsychiatric disorders, and malaria. She holds a doctorate degree in molecular biology and virology from the University of Edinburgh and a bachelor’s degree in molecular biology from the University of Glasgow.

Roland Sackers has served as a Member of the Supervisory Board since June 2019 and is chairman of the audit committee. Since 2004, Mr. Sackers has been CFO of QIAGEN N.V. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is as a board member of the industry association BIO Deutschland. He was previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the United Kingdom. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany.

Dr. Constanze Ulmer-Eilfort was appointed a Member of the Supervisory Board in June 2021. As a Partner with the law firm Peter, Schönberger & Partner (PSP München), she advises on a wide range of agreements, including cooperation and licensing agreements, R&D agreements and agreements with academic institutions. Previously, since 1994, Dr. Ulmer-Eilfort has worked at Baker McKenzie serving in several roles, including as Equity Partner since 2000, Member of the Global Executive Committee between 2017 and 2021, and as Managing Partner in the German and Austrian offices from 2012 to 2017. She serves as a Member of Supervisory Board at Affimed NV, Mannheim/Germany (listed on the NASDAQ) and as a Member of the Advisory Board at Proxygen GmbH, Vienna/Austria (not listed). Dr. Ulmer-Eilfort also serves as Chair of the Advisory Committee at S4DX GmbH, a biotechnology start-up based in Munich since May 2021. Dr. Ulmer-Eilfort holds a law degree from the University of Munich, a Master of Laws degree from the University of Pennsylvania Law School, and a doctorate degree in law from the University of Berlin.

Dr. Duncan McHale was appointed a Member of the Supervisory Board in June 2024. He is the Founder and Company Director of Weatherden Ltd, based in London, UK, a position he has held since 2017. Prior to this, Duncan served as the Chief Medical Officer at Evelo Biosciences from 2017 to 2023. From 2011 to 2017, he was the Vice President and Head of Global Exploratory Development at UCB. Between 2008 and 2011, he held various positions at AstraZeneca, culminating in the role of Vice President of Personalized Healthcare and Biomarkers. His career also includes several roles at Pfizer from 1999 to 2007, with his most recent position being Executive Director, European Head of Molecular Profiling and TA lead for Pain, Sex Health, and Urology at Pfizer Global Research and Development’s Sandwich Laboratories. Duncan holds a Doctor of Philosophy (“PhD”) in Human/Medical Genetics from the University of Leeds, and earned his Bachelor of Medicine, Bachelor of Surgery from the University of Newcastle-Upon-Tyne.

Wesley Wheeler was appointed a Member of the Supervisory Board in June 2024. In his final three years at UPS, Wesley was named President of UPS Healthcare, the first vertical business unit ever created at UPS, which is a global leader in the clinical trials services industry. Previously, Wesley accepted a role as CEO of Marken, a leading privately held clinical trials logistics company. Between 2007 and 2010, he became CEO of Patheon (now a ThermoFisher company), a public company traded on the Toronto Stock Exchange. Overall, Wesley Wheeler is a 43 year operations executive starting as a project engineer with Exxon Research & Engineering (now ExxonMobil), but for the past 34 years has held many diverse leadership positions in the pharmaceutical industry. Wesley holds a Bachelor’s Degree in Mechanical Engineering and a Masters of Business Administration.

Changes in the Management Board and Supervisory Board

The contract with Enno Spillner as CFO ended March 31, 2023. Ms Laetitia Rouxel was appointed as new CFO with effect from April 1, 2023 for three years until March 31, 2026.

No changes occurred in the Supervisory Board in 2023.

On January 15, 2024, Dr Mario Polywka has agreed to step in as interim CEO after Dr Werner Lanthaler stepped down as CEO. His Supervisory Board mandate is inactive while he works in his role as interim CEO for up to 12 months. Management Board transition completed on July 1, 2024, with Dr Christian Wojczewski taking over as Chief Executive Officer (“CEO”) from interim CEO Dr Mario Polywka; since 15 June 2024 Aurélie Dalbiez appointed new Chief People Officer (“CPO”)

Wesley Wheeler and Duncan McHale elected to the Supervisory Board on June 10, 2024 at our Annual General Meeting.

Family Relationships

No family relationships or other arrangements exist among any members of our Management Board or Supervisory Board.

B.	Compensation.

Remuneration report 2023 for Evotec SE

The following remuneration report presents and explains the remuneration awarded and owed to the individual present and former members of the Management Board and Supervisory Board of Evotec SE (hereafter also known as “Company”) in the financial year 2021. The remuneration report meets the requirements of Sec. 162 AktG. This remuneration report will be presented for approval at the ordinary Annual General Meeting on June 10, 2024.

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

The Company’s Supervisory Board, with the support of the Remuneration and Nomination Committee, presented a remuneration system for the members of the Company’s Management Board (the “Remuneration system 2022”) to the Annual General Meeting on June 22, 2022, for approval. The Annual General Meeting 2022 approved the Remuneration system 2022 by a majority of 94.48% of votes cast. The Remuneration system 2022 can be viewed on the website of Evotec SE at https://www.evotec.com/en/investor-relations/governance.

The Remuneration system 2022 applies to all the members of the Company’s Management Board whose contract was signed or renewed after the Remuneration system 2022 came into effect at the Annual General Meeting 2022. As of December 31, 2023, this was Dr Cord Dohrmann and Laetitia Rouxel (see B. below). The contracts with Dr Craig Johnstone and Dr Matthias Evers were signed in January 2022 and May 2022, so before the new remuneration came into effect, and run until December 2026 (COO) and April 2025 (CBO). The contract with Dr Werner Lanthaler ran from March 2021 until its early termination in January 2024. Since the contracts signed before the new remuneration system 2022 took effect still included the award of discretionary restricted shares at the start of the contract, the Supervisory Board decided not to renew these contracts early, but rather to wait until they expire and then structure any follow-on contracts in accordance with the new remuneration system.

The Company’s Annual General Meeting on June 15, 2021, confirmed the remuneration of the Supervisory Board members last amended by resolution of the Annual General Meeting 2019 with a majority of 97.83% and adopted a corresponding remuneration system for the Supervisory Board members.

Changes in the Management Board and Supervisory Board

The contract with Enno Spillner as Chief Financial Officer expired with effect from March 31, 2023. Laetitia Rouxel was appointed as the new Chief Financial Officer for three years with effect from April 1, 2023.

There were no changes in the Supervisory Board in 2023.

Remuneration system for Management Board members of Evotec SE

Overview of the changes to the remuneration system in 2023

After in-depth discussions with shareholders the Supervisory Board decided to present a reviewed and revised remuneration system for approval at the Annual General Meeting 2022, which was approved by 94.48% of votes cast. No changes were made to this remuneration system in 2023.

The remuneration report for 2022 was approved by the Annual General Meeting 2023 with a good 72% of votes cast. This represents a significant increase in approval compared with the remuneration report for 2021, which was only approved by 53% of the votes cast at the Annual General Meeting 2022. In this context it should be remembered that the remuneration report for 2022 described a financial year in which the old remuneration system applied for half the time, and so still permitted and reported restricted share awards to be made to the COO and CBO in the first half of the year. Financial year 2023 was governed solely by the reviewed and revised remuneration system, which was approved by the Annual General Meeting 2022 with 94.48% of the votes cast. The changes made were presented in detail in the remuneration report 2022.

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

A strong focus on the growth targets for the Evotec Group – consisting of Evotec SE and its affiliated companies – in the short-term variable remuneration (bonus) and a clear alignment of long-term variable remuneration with the share performance (Share Performance Awards) are intended to encourage sustainable increases in enterprise value and avoid external and internal disincentives. In particular the aim is to prevent the Management Board from making decisions that do not promise any sustainable commercial success in order to optimize their remuneration in the short term.

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

The remuneration of the Management Board members meets the requirements of the German Stock Corporation Act and the German Corporate Governance Code in effect at the time the respective employment contracts were signed (unless any exception is mentioned). In January 2024 the Management Board and Supervisory Board of Evotec SE updated the Declaration of Compliance pursuant to Art. 9 (1) c) ii) SE Regulation in conjunction with Section 161 German Stock Corporation Act (AktG) on the recommendations of the German Corporate Governance Code and made the following additions:

“Notwithstanding the recommendations G.6 and G.10, Dr Mario Polywka receives no long-term, share-based variable remuneration under the remuneration system for the Management Board for his temporary work as interim CEO from January 2024. Since he is only a member and Chair of the Management Board on an interim basis for up to one year, the Supervisory Board of Evotec SE does not believe that it reflects his interests and those of the Company to award him long-term variable remuneration whose measurement period would go well beyond his term of office on the Management Board, and therefore beyond the time for which he is able to influence the achievement of the performance targets. The spirit of the German Stock Corporation Act and the German Corporate Governance Code is also intended to prevent the incentives set by long-term share-based remuneration for provisional work on the Management Board from remaining in effect once the person has returned to the Supervisory Board, possibly giving rise to doubts about the independent exercise of its control function as a result. It is already in Dr Mario Polywka’s interest to promote the Company’s long-term welfare and to ensure its sustainable long-term performance, because after completing his interim work on the Management Board he will return to the Supervisory Board, and so requires no further incentives to do so. Once Dr Mario Polywka has finished his provisional work on the Management Board, the remuneration of the Management Board will once again comply fully with the recommendations of the Code.”

The Supervisory Board, with the support of its Remuneration and Nomination Committee, regularly appoints an external expert, currently WillisTowersWatson (“WTW”), to assess whether the scope of Management Board remuneration is appropriate and in line with market standards. To determine if the Management Board’s remuneration is appropriate in a vertical comparison, i.e. within Evotec SE, the Supervisory Board looked particularly at changes in the remuneration of senior managers and the workforce overall, also over time. WTW examined the new remuneration and confirmed that it met market standards in terms of a horizontal and vertical comparison. The Supervisory Board monitors the level of Management Board remuneration at similar companies. The peer group2 used for the last comparison in 2021 comprised German and international biotech and pharmaceutical companies of a similar size and complexity in order to reflect Evotec’s global presence and potential markets for recruiting Management Board members. In future the benchmark used for the market comparison should be based on a peer group of German companies of a similar size and an additional peer group of international companies of similar size in a similar sector. The peer group from 2021 still applies to the financial year 2023. The current peer group is also disclosed prospectively in the respective remuneration report.

Non-performance-related fixed remuneration components

Basic salary

The Management Board members receive a contractually agreed fixed basic salary that is paid in twelve monthly installments at the end of each month with the statutory payroll deductions. Basic salary is paid pro rata temporis if the Management Board member joins or leaves in the course of the year.

The Evotec Group has achieved impressive growth in the past five years: the number of employees rose from around 2,200 at the start of 2018 to rather more than 5,000 at the end of 2023, and the market capitalization increased over the same period from nearly €2 billion to sometimes more than €5 billion as the end of 2023. The parent, Evotec SE, was included in the MDAX in September 2018 and has been listed on NASDAQ since November 2021. The resulting remuneration level is below the median for the peer group. The basic salary was not changed in 2023.

The following table shows the annual basic salary for the Executive Board members in financial year 2023:

		Basic salary 2023	Basic salary 2022
Executive Board member	Function	(in € k)	(in € k)[3]
Dr. Werner Lanthaler	CEO	600	600
Dr. Cord Dohrmann	CSO	450	417
Dr. Matthias Evers	CBO	400	267
Dr. Craig Johnstone	COO	400	400
Laetitia Rouxel	CFO	338	—
Enno Spillner	CFO	80	320
[2]	Abcam, Bachem, Biotest, Carl Zeiss Meditec, Charles River, Clinigen, Galapagos, Genmab, Ligand, Morphosys, QIAGEN, Siegfried Pharma, Stallergenes, Sartorius, Tecan and MedPace.
[3]	The basic annual salary for Dr. Cord Johnstone was increased by €50,000 to €450,000 with effect from September 1, 2022. This means his average fixed basic salary for financial year 2022 was € 417,000.

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

		Retirement pension	Car allowance	Travel expense	Other
Executive Board member	Function	contributions in (€ k)	(in € k)	allowance (in € k)	(in € k)[45]
Dr. Werner Lanthaler	CEO	60	15	60	6
Dr. Cord Dohrmann	CSO	35	15	—	6
Dr. Matthias Evers	CBO	35	15	—	4
Dr. Craig Johnstone	COO	27	15	—	—
Laetitia Rouxel	CFO	26	—	45	300
Enno Spillner	CFO	6	4	6	6

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. Under the Remuneration system 2021 that applied until the Annual General Meeting 2022, the Management Board remuneration comprised both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017 and Restricted Share Plan 2020), which were approved by the Annual General Meetings in 2017 and 2020. Payments for these components depend on achieving defined financial targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped. When the new Remuneration system 2022 took effect, the link to Company performance and sustainable Company growth described above was maintained, but the Restricted Share Plan 2020 is no longer part of the long-term remuneration component. The Share Performance Plan 2017 was replaced by the Share Performance Plan 2022, under which Share Performance Awards were made for the first time in financial year 2023. The bonus policy was also modified This policy applies as of September 1, 2022 to the renewed contract with Dr Cord Dohrmann and to Laetitia Rouxel since her appointment as of April 1, 2023.

[4]	Other ancillary benefit comprise various insurance policies for Executive Board members based in Germany.
[5]	€ 300,000 sign on bonus for Laetitia Rouxe

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

A target amount is set for each Management Board member, which defines the amount of the bonus payment if the target achievement is 100%. In the remuneration system 2021 that currently still applies to Dr Johnstone and Dr Evers, the target amount for the one-year variable remuneration for the CEO is set at 100% of annual basic salary (2022: 100%) and for all other Management Board members at 70% of the annual basic salary (2022: 70%). When Dr Lanthaler left as CEO in early January 2024 it was agreed that no bonus would be paid for 2023.

By eliminating the Restricted Share Plan 2020 and redistributing part of it to the bonus it was possible to change the target amount in the Remuneration system 2022 without increasing the total target remuneration. The target amount for the bonus that the CEO receives if he achieves exactly 100% of the annual bonus targets corresponds to around 70% of basic salary for the direct payment portion of the bonus and to around 105% for the deferred portion. The corresponding figures for the ordinary members of the Management Board are around 43% of basic salary for the direct payment portion of the bonus and around 65% for the deferred portion, which represents a ratio of 40:60 between the direct payment and the deferred portion of the bonus. The target amount of 107.5% applies to Dr Dohrmann and Laetitia Rouxel as of September 1, 2022. The deferred portion of the bonus is invested in Evotec shares, which the Management Board members buy via a service provider and have to hold for at least three years. Evotec provides the total applicable amount for all Management Board members and sets the timeframe within which the service provider must make the purchases on behalf of the Management Board members. The service provider then makes the purchases and transfers the shares purchased to the securities accounts of the Management Board members at a uniform average price with a corresponding lock-up period.

At the beginning of the following financial year the Supervisory Board measures the achievement of the targets and determines the amount of the annual bonus.

Bonuses are agreed with Management Board members in their individual employment contracts. When the Management Board remuneration system was revised a maximum bonus payment of up to 150% of the target amount was made possible for the bonus plan. This cap has applied to the bonuses of all Management Board members since 2023.

For financial year 2022 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2022 targets	Weighting

Expand basic business	50.0%

● Total revenue growth >€710 million	20.0%

● Exceed stable Adjusted EBITDA >€110 million	20.0%

● Maintain operating cash flow > €35 million	10.0%

Develop EVORoyalty, EVOEquity and accelerate technology pool for precision medicine	25.0%

● Build new joint alliances using the components of Action Plan 2025 (e.g., iPSC, PanOmics & PanHunter, …) (>€300 million technical value and >€30 million upfronts))	10.0%

● Accelerate commercial strategy of Just-Evotec Biologics (update MPR, strategy beyond J.POD 2)	10.0%

● Implement a long-term operational venturing strategy / spin-off strategy	5.0%

ESG: Develop people, the Company and Best of Governance Sustainability, Leadership and Entrepreneurship	25.0%

● Achieve the environmental target of 1.5C in line with Science Based Target initiative (“SBTi”) (i.e., prepare to reduce carbon emissions by 20% by 2025). Define targets and a roadmap by December 2022 – verified and approved by the SBTi.	5.0%

● Investment of >10% of scientific footprint in areas addressed by UN SDG 3. Investments of >€10 million in women’s health, infectious diseases, global health, and AMR.	5.0%

• Build leadership qualities, learning opportunities and succession, while keeping the Company’s fluctuation rate lower than in 2021 >75% of EVOgrade 7-12 consist of the respective EVOleaders programmes. Fluctuation rate of <11% and growth of >700 new employees	15.0%

For financial year 2023 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2023 targets	Weighting

Expand basic business	50.0%

• Total revenue growth >€850 million	20.0%

• Exceed stable Adjusted EBITDA > € 120 million	20.0%

• Maintain operating cash flow > €50 million	10.0%

Develop EVORoyalty, EVOEquity and accelerate technology pool for precision medicine	25.0%

• Build new joint alliances using the components of Action Plan 2025 (e.g., iPSC, PanOmics & PanHunter, …) (>€100 million technical value))	10.0%

• Just - Evotec Biologics path to profitability relative to AP 2025 (<€ 15 million loss in 2023)	10.0%

• Clarification of the global qualitative leadership position within end-to-end R&D (customer loyalty and sales quality)	5.0%

ESG: Develop people, the Company and Best of Governance Sustainability, Leadership and Entrepreneurship	25.0%

• Implementation of the SBTi initiative at all sites and investment of 1% of turnover to achieve the SBTi targets	5.0%

• Conduct an employee survey by mid-2023. Define and communicate the resulting targets for 2024 and following year	5.0%

• Assignment of sustainability champions at all sites to establish structures that promote sustainability and social goals, as well as sustainable site-specific projects	15.0%

The Supervisory Board defines a uniform percentage of target achievement for all the individual targets, which can be between 0% and 125%. The target achievement percentage is converted into a payment factor (“bonus payment factor”) of between 0% and 150%. The bonus payment factor is multiplied by the target bonus amount for each individual target in order to determine the amount of the bonus payment for each individual target. Ultimately, the bonus amount can vary between zero and 150% of the target bonus amount (capped at 100% in total for the CFO).

The bonus payment amounts for the individual targets are added to determine the total bonus payment amount.

The following graph shows how the bonus payment factor works:

Bonus target achievement for 2022 was as follows:

2022 targets	Result	Weighting	Achievement

Expand basic business		50%

● Total revenue growth >€710 million	● €748.3m vs. €710m	20%	105%

● Exceed stable Adjusted EBITDA >€110 million	● €104.1m vs. €110m	20%	95%

● Maintain operating cash flow > €35 million	● €203m vs. €35m	10%	>125%

Develop EVORoyalty, EVOEquity and accelerate technology pool for precision medicine		25%
● Build new joint alliances using the components of Action Plan 2025 (e.g., iPSC, PanOmics & PanHunter, …) (>€300 million technical value and >€30 million upfronts))	● Above €3bn (Targeted Protein Degradation “TPD” with BMS) vs. €300m	10%	>125%

● Accelerate commercial strategy of Just-Evotec Biologics (update MPR, strategy beyond J.POD 2)	● Commercial strategy and business performance behind initial plan, especially due to delays, also related to COVID; strategy behind J.POD 2 not established yet.	10%	50%

● Implement a long-term operational venturing strategy / spin-off strategy	● Strategy presented and aligned. Implementation due to market and leadership change altered.	5%	90%

ESG: Develop people, the Company and Best of Governance Sustainability, Leadership and Entrepreneurship		25%

● Achieve the environmental target of 1.5C in line with SBTi (i.e., prepare to reduce carbon emissions by 20% by 2025) Define targets and a roadmap by December 2022 – verified and approved by the SBTi	● Approved by the Supervisory Board in December 2022.	5%	100%

● Investment of >10% of scientific footprint in areas addressed by UN SDG 3 Investments of >€10 million in women’s health, infectious diseases, global health, and AMR	● Achieved on SDG3 and beyond, e.g. in Global Health (“GH”), infectious diseases (>15%).	5%	100%

● Build leadership qualities, learning opportunities and succession, while keeping the Company’s fluctuation rate lower than in 2021 >75% of EVOgrade 7-12 pass the respective EVOleaders programmes. Fluctuation rate of <11% and growth of >700 new employees	● 85% vs. 75% EVOlead 1,000 vs. 700 new staff 12.2% vs. <11% fluctuation	15%	85%

Bonus target achievement for 2023 was as follows:

2023 targets	Result	Weighting	Achievement

Expand basic business		50%

● Total revenue growth >€850 million	● €781.4 million	15%	132%

● Exceed stable Adjusted EBITDA >€120 million	● €66.4 million	30%	50%

● Maintain operating cash flow > €50 million	● €36.4 million	5%	60%

Develop EVORoyalty, EVOEquity and accelerate technology pool for precision medicine		30%
● Build new joint alliances using the components of Action Plan 2025 (e.g., iPSC, PanOmics & PanHunter, …) (>€100 million technical value)	● >€100 million upfront from BMS Neuro Partnership and Sandoz plus significant milestones and royalty prospects	10%	100%

● Just - Evotec Biologics path to profitability relative to AP 2025 (<€ 15 million loss in 2023)	● Q4 2023 close to profitability, enables a forecast / budget 2024 that achieve profitability as planned	10%	100%

● Clarification of the global qualitative leadership position within end-to-end R&D (customer loyalty and sales quality)	● 93% customer retention rate	10%	100%

ESG: Develop people, the Company and Best of Governance Sustainability, Leadership and Entrepreneurship		20%

● Implementation of the SBTi initiative at all sites and investment of 1% of turnover to achieve the SBTi targets	● SBTi implemented at all sites, including investment of 1% of sales to achieve SBTi targets	5%	100%

Conduct an employee survey by mid-2023. Define and communicate the resulting targets for 2024 and following year.	Employee survey conducted and results communicated	10%	100%

Assignment of sustainability champions at all sites to establish structures that promote sustainability and social goals, as well as sustainable site-specific projects	Sustainability champions designated at each site	5%	100%

Total target achievement for the 2022 bonus is as follows:

			Target based on 100% target		Cap based on maximum target		(corresponds to	Bonus payment
	Floor based on 0% target achievement		achievement		achievement[6]		total target achievement)	amount 2022
		in % of basic		in % of basic		in % of basic			in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in%	in k €	salary
Dr. Werner Lanthaler	—	0.0%	600	100.0%	900	150.0%	96.4%	578	96.4%
Dr. Cord Dohrmann	—	0.0%	348	83.5%	429	102.9%	96.4%	335	80.5%
Dr. Matthias Evers	—	0.0%	187	70.0%	280	105.0%	96.4%	180	67.5%
Dr. Craig Johnstone	—	0.0%	280	70.0%	420	105.0%	96.4%	270	67.5%
Enno Spillner	—	0.0%	224	70.0%	224	70.0%	96.4%	216	67.5%

Total target achievement for the 2023 bonus is as follows: In view of the particular circumstances in the 2023 financial year, particularly the cyber-attack in April 2023, it was decided to set the total target achievement at just 50% for the whole company and so significantly below the actual target achievement.

	Floor based on 0% target		Target based on 100% target		Cap based on maximum target			Bonus payment
	achievement		achievement		achievement[7]		(corresponds to total target	amount 2023
		in % of basic		in % of basic		in % of basic	achievement)		in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in %	in k €	salary
Dr. Werner Lanthaler	—	0.0%	600	100.0%	900	150.0%	—%	—	—%
Dr. Cord Dohrmann	—	0.0%	484	107.5%	726	120.9%	50%	242	53.8%
Dr. Matthias Evers	—	0.0%	280	70.0%	420	105.0%	50%	140	35%
Dr. Craig Johnstone	—	0.0%	280	70.0%	420	105.0%	50%	140	35%
Laetitia Rouxel	—	0.0%	363	107.5%	544	161.3%	50%	181	53.8%
Enno Spillner	—	0.0%	56	17.5%	56	70.0%	50%	28	35%

Since the work for the annual bonus 2023 was completed in full in financial year 2023, it is attributed to the remuneration awarded and owed in 2023 within the meaning of Section 162 (1) sentence 2 no. 1 AktG, and so included in this remuneration report. To ensure the transparent, comprehensible presentation of remuneration awarded to Management Board members in a given financial year, the annual bonus for 2022 is also included in this remuneration report on a voluntary basis.

6 Based on the extension of the CSO’s contract as at September 1, 2022 the annual target bonus was adjusted pro rata from 70% to 107.5% of the annual basic salary and the maximum payout amount was adjusted pro rata from 100% to 150% of the respective target bonus.

7 Based on the remuneration system approved by the 2022 Annual General Meeting, 60% of the bonus paid to Cord Dohrmann will be invested in shares, which must be held for at least three years

Long-term, multi-year variable remuneration

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

Share Performance Plan 2022

In addition to their variable one-year remuneration, the Management Board members are entitled to an annual allocation of Share Performance Awards (SPA) in accordance with the Share Performance Plan 2022. The Share Performance Plan is a key step for supporting the interests of the Company shareholders and developing a modern, long-term remuneration model, which complies with the current German Corporate Governance Code at the time of its inception.

The number of SPA to be allocated is determined by dividing a fixed percentage of the Management Board member’s basic remuneration by the relevant market value of an SPA. By eliminating the Restricted Share Plan 2020 and redistributing part of it to the Share Performance Award, the Remuneration system 2022 adopted at the Annual General Meeting made it possible to change the target amount without increasing the total target remuneration. The target amount for the Share Performance Awards is around 225% of basic salary for the CEO and around 163% for the other members of the Management Board. This was only applied to Dr Cord Dohrmann for financial year 2023, however, whereas the following percentages from the remuneration system 2021 applied to the other Management Board members: The percentage for the CEO for financial year 2023 is 200% of basic salary (2022: 200%) and for all other Management Board members (apart from the Chief Scientific Officer) 91.5% of basic salary (2022: 91.5%).

The amount paid out for the Share Performance Awards may not exceed 350% of the target amount when they are exercised (cap).

The following table shows the number of SPA awarded in financial year 2023:

	Target amount for		Market value of one SPA at the	awarded in FY
	performance shares (SPA)		award date	2023
		% of basic
Executive Board member	in k €	salary	in €	units
Dr. Werner Lanthaler	1,200	200.0%	15.87	75,615
Dr. Cord Dohrmann	731	162.5%	15.87	46,078
Dr. Matthias Evers	600	150.0%	15.87	37,808
Dr. Craig Johnstone	600	150.0%	15.87	37,808
Laetitia Rouxel	—	150.0%	15.87	—
Enno Spillner	480	150.0%	15.87	30,246

The Share Performance Plan 2022 is based on a prospective, multi-year measurement period. For each allocation of SPA there is a period of four consecutive calendar years in which certain performance indicators are measured (performance measurement period). The Annual General Meeting 2022 set two equally weighted key performance indicators (KPI) for long-term value creation: the relative total shareholder returns and revenue growth. This is supplemented by performance against an additional ESG target (modifier).

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

Relative total shareholder return is an indicator for the return on an investment in Company shares compared with an investment in the TecDAX. Relative total shareholder returns measure the return on an equity investment over time, including dividends and changes in the share price (positive and negative), adjusted for any share issues or splits. 100% of the key performance indicator “Total Shareholder Return” is achieved for a performance measurement period, i.e. four calendar years, when the Total Shareholder Return for the shares of the Company (average share price of the Company at the closing auction of Xetra trading (or a successor system) on the thirty (30) trading days at Frankfurt Stock exchange prior to the relevant date plus dividends, and adjusted for any equity issuance or share-splits, is at least 20 percentage points higher than the average Total Shareholder Return of the companies listed in the German TecDAX index (or a comparable stock index) during the same period. The minimum target for the performance target “Total Shareholder Return” is achieved when the Total Shareholder Return for the shares of the Company matches the average Total Shareholder Return of the companies listed in the TecDAX. The maximum target, at which all the Share Performance Awards for the performance indicator “Total Shareholder Return” can be exercised at a ratio of 1:2, is achieved when the annual average Total Shareholder Return for the shares of the Company is at least 60 percentage points above the average Total Shareholder Return of the companies listed in the TecDAX during the respective performance period.

Relevant values of the Total Shareholder Return of the Company and of the average Total Shareholder Return of the companies listed in the TecDAX will be calculated based on the average TecDAX (Total Return Index) during the thirty (30) trading days at Frankfurt Stock exchange prior to the relevant date.

100% of the key performance indicator “Group Revenue” is achieved (“Target Group Revenue”) when the cumulative growth in Group revenue of Evotec SE in the performance measurement period, i.e. four calendar years, corresponds to the cumulative growth in Group revenue of Evotec SE planned by the Management Board with the approval of the Supervisory Board on the basis of a mid-range plan. The Management Board, with the approval of the Supervisory Board, should generally prepare the mid-range plan for a five-year period every year, on the basis of a sustainable corporate development with demanding, relevant target parameters. The “performance measurement period” is the four-year period starting on January 1 of the year in which the individual tranche of the subscription rights is awarded. “Group Revenue” is the revenue in the consolidated income statement. Cumulative Group revenue, and so revenue growth, is calculated on the basis of the audited and approved consolidated financial statements (IFRS) of Evotec SE for the respective performance measurement period, less revenue from out licensed development programs. The minimum target for the performance indicator “Group Revenue” is achieved when the cumulative growth in Group revenue of Evotec SE in the performance measurement period is equal to or greater than 50% of the target Group revenue growth defined for the respective performance measurement period. The maximum target for the performance indicator “Group Revenue” is achieved when the cumulative growth in Group revenue of Evotec SE in the performance measurement period is equal to or greater than 150% of the target Group revenue growth defined for the respective performance measurement period.

The ESG modifier is a figure for measuring long-term research spending on socially relevant illnesses (e.g., infectious diseases or women’s health). The ESG modifier distinguishes between complete (modifier: 1.0) and incomplete target achievement (modifier: 0.9) and is multiplied by the sum of target achievement in the two performance indicators “Total Shareholder Return” and “Group revenue”. The Supervisory Board is authorized to determine the level of target achievement. The ESG target cannot be achieved by more than 100%.

If the minimum target for any performance indicator is not achieved, the corresponding number of SPA expires. If the target is exactly achieved (100% target achievement) the corresponding number of SPA are converted into the same number of subscription rights to shares in Evotec SE at the end of the performance period. If the maximum target is achieved (200% target achievement) the corresponding number of SPA are converted into twice the number of subscription rights to shares in Evotec SE at the end of the performance period. Between these figures the values are interpolated on a linear basis.

The Share Performance Plan 2022 works as follows:

The payment curves for the KPI absolute revenue growth (“Revenue Growth”) and relative total shareholder return (“TSR Outperformance”) are shown below:

The right to exercise the subscription rights resulting from converting the Share Performance Awards only vests at the end of the performance period. At the end of the four-year performance period for the Share Performance Awards the target achievement is measured for the two performance indicators, the corresponding number of subscription rights is calculated and fixed.

Share Performance Plan 2017

The Share Performance Plan 2017 is based on a prospective, multi-year measurement period. For each allocation of SPA there is a period of four consecutive calendar years in which certain performance indicators are measured (performance measurement period). The Annual General Meeting 2017 set two equally weighted key performance indicators (KPI) for long-term value creation: the share price and the relative total shareholder return. Relative total shareholder return is an indicator for the return on an investment in Company shares compared with an investment in the TecDAX. Relative total shareholder returns measure the return on an equity investment over time, including dividends and changes in the share price (positive and negative), adjusted for any share issues or splits. The performance indicators are measured for each year of the performance measurement period. The performance in a given year is fixed for the remainder of the vesting period.

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

The minimum target is achieved (0% target achievement) if the return on the Evotec share is less than 10% below the average total shareholder return for the companies in the TecDAX in the relevant performance period (i.e. in each calendar year). The maximum target is achieved (200% target achievement) if the return on the Evotec share is at least 10% higher than the average total shareholder returns for the companies in the TecDAX in the relevant performance period.

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

SPAs from the 2019 grant became exercisable in 2023. The following table shows the target achievement for the individual performance criteria per year and in aggregate:

	Target achievement 2019	Target achievement 2020	Target achievement 2021	Target achievement 2022	Total target achievement
	(in %)	(in %)	(in %)	(in %)	(in %)
Relative share price performance	124%	200%	200%	—%	131%
Relative TSR	—%	200%	200%	—%	100%

The target achievement for 2023 was 200% for each of the performance indicators.

The final number of exercisable SPA from the 2019 grant is shown in the following table for each Executive Board member:

			Target achievement rel.		Number of SPA in 2019	Number of SPA from 2019
		Number of SPA awarded	share	Target achievement	tranche based on target	tranche actually exercised
Executive Board member	Function	from 2019 tranche	price performance (in %)	Relative TSR (in %)	achievement	(subject to remuneration cap)[8]
Dr. Werner Lanthaler	CEO	45,161	131%	100%	52,161	52,161
Dr. Cord Dohrmann	CSO	13,318	131%	100%	15,383	15,383
Dr. Craig Johnstone	COO	16,733	131%	100%	19,327	19,327
Enno Spillner	CFO	11,071	131%	100%	12,788	12,788

One SPA corresponds to one Evotec share and the share price at the exercise date in 2023 was around €18.

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

Active discussions with shareholders gave the Supervisory Board to understand that the Restricted Share Plan 2020 and the Supervisory Board discretion that this implies are viewed critically. It therefore decided no longer to issue this remuneration component when the new remuneration system takes effect after the Annual General Meeting 2022. No Restricted Share Awards were made as a result in 2023.

The Restricted Share Plan defines for each award a performance period of four consecutive calendar years in which the performance is measured. The Annual General Meeting 2020 defined Adjusted EBITDA as the performance indicator. The performance indicator is measured for each year in the performance period. The performance in a given year is fixed for the remainder of the lock-up period.

8 Dr. Craig Johnstone was appointed to the Executive Board in January 2019; he was therefore not granted any SPA from the 2018 tranche for his Executive Board work.

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

For the Management Board members who were granted Restricted Share Awards for the last time in 2022 the Supervisory Board defined other performance criteria, covering revenue growth by the Evotec Group, the number of partnered projects, the implementation of an ESG strategy and long-term organizational development. For competition reasons these are only published retrospectively after the performance period has come to an end.

The Restricted Share Plan 2020 works as follows:

The payment curve for the KPI adjusted EBITDA is as follows:

No Restricted Share Awards were granted to Management Board members in 2023 and none became exercisable.

Outlook for variable remuneration

Transparent and quantifiable ESG criteria were included in the variable remuneration components in the Remuneration system 2022. A substantial part of the short-term annual remuneration will have to be invested in Company shares and held for three years in future, in order to better align the interests of Management Board members with those of shareholders. The performance period for the Share Performance Plan 2022 adopted by the Annual General Meeting on June 22, 2022 was increased to four years and the pay-for-performance approach was strengthened. In addition, the Restricted Share Plan 2020 no longer forms part of the new remuneration system and is no longer issued to members of the Management Board now that the new system is in effect.

Other remuneration rules

Benefits promised or granted by third parties

No benefits were promised or granted to a Management Board member by any third party concerning their work as a Management Board member.

Penalty and claw back rules

If necessary, the Supervisory Board may withhold (penalty clause) or retract (claw back) variable remuneration components if a Management Board member is in serious breach of their obligations, particularly their compliance obligations. The current employment contracts of all Management Board members include such claw back provisions.

The Company did not make use of its right to withhold or retract variable remuneration in financial year 2023. When Dr Lanthaler left as CEO in early January 2024, however, it was agreed that he would not be paid a bonus for 2023.

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

Change of control

To the extent that their tasks and responsibilities change as a result of the change of control, Management Board members have the exceptional right to terminate their employment contract if a shareholder or third party acquires at least 30% of the shares in Evotec SE. The termination right may be exercised, giving three months’ notice, at any time within twelve months of the change of control. At the end of the notice period the Company is no longer obliged to pay any remuneration benefits, with the exception of a one-off severance payment of 18 months’ salary for the Management Board member concerned, made up of basic pay and the monetary value of any ancillary benefits.

If a change of control takes place during the vesting period for the Share Performance Awards, the allocations to all participants made as part of the Share Performance Plan 2017 are irrevocably transferred and fully settled in cash up to certain limits. In the Share Performance Plan 2022 the threshold for a change of control that triggers the irrevocable transfer and payment of the Share Performance Awards was raised from 30% to >50%. It was also determined that this irrevocable transfer and settlement only takes place if the Management Board member concerned exercises their exceptional right to terminate their contract because their tasks and responsibilities have been significantly altered as a result of the change of control.

If a change of control takes place during the vesting period for the RSA, the allocations made as part of the Restricted Share Plan 2020 are settled immediately in cash when they fall due, subject to certain restrictions. The settlement amount is to be calculated based on the notional number of exercisable subscription rights and subject to the applicable cap. It should assume that the targets for the respective KPI have been achieved for those years for which no definitive assessment has been made at this time.

Non-competition clause

Non-competition clauses have been agreed with the Management Board members for the time after their departure. Evotec SE pays compensation for twelve months after the employment contract comes to an end. The compensation payments comprise 50% of direct remuneration paid (basic salary and variable remuneration) in the year before the employment contract ended and are paid in equal monthly installments.

Maximum remuneration

The maximum remuneration defined in the Remuneration system 2021 applies to all the members of the Management Board whose contract was signed or renewed before the Remuneration system 2022 came into effect at the AGM 2022 (Dr. Werner Lanthaler, Dr, Craig Johnstone, Dr. Matthias Evers). For the maximum remuneration defined in the Remuneration system 2021 the Supervisory Board worked from the current annual target remuneration of the Management Board members. Allowing for a possible (moderate) increase in the fixed salary and one grant of RSAo each Management Board member during the forecast four-year duration of the remuneration system gives the maximum annual remuneration as defined in Section 87a para. 1 sentence 2 no. 1 AktG:

	Maximum remuneration for years in which no	Maximum remuneration for years in which no
Function	RSA’s are granted (in € k)	RSA’s are granted (in € k)
CEO	6,000	15,600
Member of the Executive Board	3,500	7,100

The maximum remuneration defined in the Remuneration system 2022 applies to all the members of the Management Board whose contract was signed or renewed after the Remuneration system 2022 came into effect at the AGM 2022 (Dr. Cord Dohrmann and Laetitia Rouxel). The annual maximum remuneration within the meaning of Section 87a para. 1 sentence 2 no 1 AktG for contracts signed after the effective date of the Remuneration system 2022 is:

Maximum remuneration +for years in which no
Function	RSA’s are granted (in € k)
CEO	7,050
Member of the Executive Board	3,400

The relevant cap was not exceeded in the reporting year.

Share Ownership Guideline

The remuneration system 2022 obliges the Management Board members to hold shares in Evotec SE for the duration of their appointment to the Management Board, whereby this obligation must first be met no later than five years after they were first appointed to the Management Board (“build-up phase”). The share ownership program is intended to incentivise Management Board members to increase enterprise value in the interests of shareholders. The amount to be invested depends on the gross basic salary of the respective Management Board member. The CEO undertakes to invest 300% of their gross basic salary in Evotec shares and the other ordinary Management Board members invest 100% of their respective gross basic salary.

The Management Board members reported the following shareholdings as of December 31, 2023.

		Outstanding Shares	Granted unvested	Outstanding Sahres	Granted unvested	Restricted Shares
	Shares	from vested SPA’s	SPA’s total	from vested RSA’s	RSA’s (total)	from STI payout
Management Board
Dr. Werner Lanthaler	1,550,000	—	170,812	—	71,642	—
Enno Spillner	58,049	—	61,663	—	—	—
Dr. Cord Dohrmann	195,079	—	85,350	—	29,851	2,951
Dr. Craig Johnstone	20,161	—	73,217	—	34,980	—
Dr. Matthias Evers	—	—	37,808	—	39,353	—
Laetitita Rouxel	—	—	—	—	—	—

Target remuneration of current Management Board members for financial year 2023

The following table shows the target remuneration of Management Board members for financial year 2023, and on a voluntary basis for financial year 2023. This comprises the agreed target remuneration for the respective financial year, of which 100% is paid if the targets are achieved.

			Dr. Werner Lanthaler				Laetitia Rouxel
			CEO				CFO
			2023		2022		2023		2022
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	600	23.6%	600	23.6%	338	33.3%	—	0.0%
	+	Ancillary benefits	141	5.5%	141	5.6%	371	36.7%	—	0.0%
	=	Total	741	29.2%	741	29.2%	709	70.0%	—	0.0%
		Short-term, one-year
Performance-related	+	remuneration (STI)
Remuneration		Bonus	600	23.6%	600	23.6%	484	47.8%	—	0.0%
		Long-term, multi-year
	+	remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017	1,200	47.2%	1,200	47.2%	—	0.0%	—	0.0%
	=	Total target remuneration	2,541	100.0%	2,541	100.0%	1,193	117.8%	—	0.0%

			Dr. Cord Dohrmann				Dr. Matthias Evers
			CSO				CBO
			2023		2022		2023		2022
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	450	26.1%	417	29.4%	400	30.0%	267	19.2%
	+	Ancillary benefits	56	3.3%	52	3.7%	54	4.0%	37	2.7%
	=	Total	506	29.4%	469	33.1%	454	34.0%	304	21.9%
Performance-related Remuneration	+	Short-term, one-year remuneration (STI)
		Bonus	484	28.1%	348	24.6%	280	21.0%	187	13.4%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	900	64.7%
		Share Performance Plan 2017	731	42.5%	600	42.3%	600	45.0%	—	0.0%
	=	Total target remuneration	1,721	100.0%	1,417	100.0%	1,334	100.0%	1,391	100.0%

			Dr. Craig Johnstone				Enno Spillner
			COO				CFO
			2023		2022		2023		2022
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	400	30.3%	400	18.9%	80	7.9%	320	29.3%
	+	Ancillary benefits	42	3.2%	42	2.0%	22	2.2%	67	6.2%
	=	Total	442	33.4%	442	20.8%	102	10.1%	387	35.5%
Performance-related Remuneration	+	Short-term, one-year remuneration (STI)
		Bonus	280	21.2%	280	13.2%	430	42.5%	224	20.5%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	800	37.7%	—	0.0%	—	0.0%
		Share Performance Plan 2017	600	45.4%	600	28.3%	480	47.4%	480	44.0%
	=	Total target remuneration	1,322	100.0%	2,112	100.0%	1,012	100.0%	1,091	100.0%

Remuneration awarded and owed to current Management Board members in the financial year pursuant to Section 162 AktG

The following tables show the fixed and variable remuneration components awarded and owed to the Management Board members in 2022 and 2023 in accordance with Section 162 (1) sentence 2 no. 1 AktG. Since the work for the annual bonus 2023 was completed in full in financial year 2023, it is attributed to the remuneration awarded and owed in 2023 and so included in this remuneration report.

In addition to the amount of remuneration, the individual fixed and variable remuneration components are shown as a proportion of total remuneration in accordance with Section 162 (1) sentence 2 no. 1 AktG. The proportions are based on the remuneration components awarded and owed in the respective financial year, in accordance with Section 162 (1) sentence 1 AktG.

			Dr. Werner Lanthaler				Laetitia Rouxel
			CEO				CFO
			2023		2022		2023		2022
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	600	30.9%	600	23.8%	338	28.3%	—	0.0%
	+	Ancillary benefits for the FY	141	7.3%	141	5.6%	371	31.1%	—	0.0%
	=	Total	741	38.2%	741	29.4%	709	59.3%	—	0.0%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
		Bonus for the FY2	—	0.0%	578	23.0%	181	15.2%	—	0.0%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017	1,200	61.8%	1,200	47.6%	—	0.0%	—	0.0%
	=	Total remuneration as defined in Sec. 162 AktG	1,941	100.0%	2,519	100.0%	890	74.5%	—	0.0%

			Dr. Cord Dohrmann				Dr. Matthias Evers
			CSO				CBO
			2023		2022		2023		2022
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY1	450	30.4%	417	29.7%	400	33.5%	267	19.3%
	+	Ancillary benefits for the FY	56	3.8%	52	3.7%	54	4.5%	37	2.7%
	=	Total	506	34.2%	469	33.4%	454	38.0%	304	22.0%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
		Bonus for the FY2	242	16.4%	335	23.9%	140	11.7%	180	13.0%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	900	65.0%
		Share Performance Plan 2017	731	49.4%	600	42.7%	600	50.3%	—	0.0%
	=	Total remuneration as defined in Sec. 162 AktG	1,479	100.0%	1,404	100.0%	1,194	100.0%	1,384	100.0%

			Dr. Craig Johnstone				Enno Spillner
			COO				CFO
			2023		2022		2023		2022
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	400	33.8%	400	18.9%	80	13.1%	320	29.5%
	+	Ancillary benefits for the FY	42	3.6%	42	2.0%	22	3.6%	67	6.2%
	=	Total	442	37.4%	442	20.9%	102	16.7%	387	35.7%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
		Bonus for the FY	140	11.8%	270	12.8%	28	4.6%	216	19.9%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	800	37.9%	—	0.0%	—	0.0%
		Share Performance Plan 2017	600	50.8%	600	28.4%	480	78.7%	480	44.3%
	=	Total remuneration as defined in Sec. 162 AktG	1,182	100.0%	2,112	100.0%	610	100.0%	1,083	100.0%

1 The basic annual salary for Dr. Cord Dohrmann was increased from € 400,000 to € 450,000 with effect from September 1, 2022. This means his fixed basic salary for financial year 2022 was € 417,000.

As in the past, Dr Craig Johnstone’s remuneration was paid by Evotec (France) SAS and covers his work on the Management Board of Evotec SE and his work as Site Head in Toulouse. As a rule, the cost of the Management Board members’ work is allocated appropriately to the Group companies.

No severance payments were made to departing Management Board members in 2023. Ms Laetitia Rouxel received a signing-on bonus of €300,000 that was paid in April 2023. Another tranche of the same amount is due in April 2024.

Remuneration awarded and owed to former Management Board members in the 2023 financial year pursuant to Section 162 AktG

Enno Spillner (CFO) left the Management Board in 2023. Benefits and benefit commitments for Enno Spillner are reported under items D and E.

Remuneration awarded and owed to current Supervisory Board members in the 2023 financial year pursuant to Section 162 AktG

The members of the Evotec Supervisory Board are entitled to a fixed salary and the reimbursement of out-of-pocket expenses in accordance with Article 13 para 1 of Evotec SE’s Articles of Association. In accordance with the recommendations of the GCGC, the positions of Chair and Vice-Chair of the Supervisory Board and the positions of Chair or member of a committee are taken into account when setting the remuneration of the individual members. Each Supervisory Board member receives a fixed salary of €50,000 as approved by the AGM 2019. The Chair receives €125,000 and the Vice-Chair €60,000. Members of Supervisory Board committees receive €10,000 per committee, and the committee Chair receives €25,000.

		Basic salary		Committee salary		Total remuneration
			in %		in %
		in €	Total	in €	Total	in €
Prof. Dr. Iris Löw-Friedrich	2023	125,000	83.3%	25,000	16.7%	150,000
(since 06/2014)	2022	125,000	83.3%	25,000	16.7%	150,000
Roland Sackers	2023	60,000	63.2%	35,000	36.8%	95,000
(since 06/2019)	2022	60,000	63.2%	35,000	36.8%	95,000
Dr. Mario Polywka	2023	50,000	83.3%	10,000	16.7%	60,000
(since 06/2019)	2022	50,000	83.3%	10,000	16.7%	60,000
Dr. Elaine Sullivan	2023	50,000	71.4%	20,000	28.6%	70,000
(since 06/2015)	2022	50,000	76.6%	15,275	23.4%	65,275
Kasim Kutay	2023	—	0.0%	—	0.0%	—
(until 06/2022)	2022	23,626	100.0%	4,725	16.7%	28,351
Dr. Constanze Ulmer-Eilfort	2023	50,000	58.8%	35,000	41.2%	85,000
(since 06/2021)	2022	50,000	68.3%	23,187	31.7%	73,187
Camilla Macapili Languille	2023	50,000	83.3%	10,000	16.7%	60,000
(since 06/2022)	2022	26,374	83.3	5,275	16.7	31,649

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

To show the profitability of the Group the comparison includes the net income recognised in the Company’s separate financial statements, Adjusted EBITDA, and revenue of the Evotec Group, as well as the share price performance and the relative total shareholder return (TSR) for Evotec SE.

To show the average remuneration of employees the target remuneration for all employees is used (not including apprentices, students, and interns) on a full-time equivalent basis. This relates to the workforce of Evotec SE in Germany.

Financial year	2023	Change in %	2022		Change in %	2021	Change in %	2020	Change in %	2019

Earnings performance
Net income for Evotec SE (HGB) in €m	(97.9)	(475.9)%	(17.0)	*	38.8%	(27.8)	(14.9)%	(24.2)	(187.7)%	27.6
Adjusted EBITDA Evotec Group in €m	66.4	(34.7)%	101.7		(5.2)%	107.3	0.6%	106.7	(13.5)%	123.3
Revenue Evotec Group in €m	781.4	4.0%	751.4		21.6%	618.0	23.4%	500.9	12.2%	446.4
Share price Evotec SE in €	19.4	20.2%	16.1		(61.2)%	41.6	55.6%	26.7	29.7%	20.6
Relative TSR of Evotec SE vs. TecDAX in % points	13.4	—	(39.7)		—	31.8	—	27.1	—	(10.1)

Average employee remuneration (in € k)
Average remuneration	77.7	(0.6)%	78.2		5.0%	74.5	5.2%	70.8	4.9%	67.5

Management Board remuneration (in € k)
Dr. Werner Lanthaler	1,941	—%	2,519		46.0%	4,661	130.6%	2,021	10.0%	1,837
Dr. Cord Dohrmann	1,479	—%	1,404		(32.9)%	2,092	80.6%	1,158	34.4%	862
Dr. Matthias Evers	1,194	—	1,384		—	—	—	—	—	—
Dr. Craig Johnstone	1,182	—	2,112		127.9%	927	(0.2)%	929	21.1	767
Laetitia Rouxel (since April 2023)	890	—%	—		—%	—	—%	—	—%	—

Former Management Board remuneration (in € k)
Enno Spillner (until March 2023)	610	—	1,083		20.8%	897	(0.5)	901	20.8%	746

Supervisory Board remuneration (in € k)
Prof. Dr. Iris Löw-Friedrich (since 06/2014)	150	0.0%	150		31.6%	114	62.9%	70	7.7%	65
Roland Sackers (since 06/2019)	95	(1.0)%	96		6.7%	90	5.9%	85	84.8%	46
Dr. Mario Polywka (since 06/2019)	60	0.0%	60		9.1%	55	10.0%	50	85.2%	27
Dr. Elaine Sullivan (since 06/2015)	70	7.7%	65		8.3%	60	0.0%	60	0.0%	60
Dr. Constanze Ulmer-Eilfort (since 06/2021)	85	16.4%	73		121.2%	33	—	—	—	—
Camilla Macapili Languille (since 06/2022)	60	87.5	32		—	—	—	—	—	—

Former Supervisory Board remuneration (in € k)
Bernd Hirsch (until 06/2019)	—	—	—		—	—	—	—	(100.0)%	44
Dr. Claus Braestrup (until 06/2019)	—	—	—		—	—	—	—	(100.0)%	28
Michael Shalmi (until 06/2020)	—	—	—		—%	—	(100.0)%	27	(55.0)%	60
Prof. Dr. Wolfgang Plischke (until 06/2021)	—	—%	—		(100.0)%	68	(54.7)%	150	0.0%	150
Kasim Kutay (until 06/2022)	—	—%	28		(53.3)%	60	81.8	33	—	—

*Result 2022 corrected from € (8.3) million to € (17.0) million compared to 2022 report.

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

Additional remarks

This English report is a translation of the German original. In the event of any differences, the German version is authoritative.

C.	Board practices.

Supervisory Board Practices

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

Evotec’s Supervisory Board consists of six members – as provided in the current Articles of Association – all of whom are elected by the shareholders by a simple majority of the votes cast at an Annual General Meeting (“AGM”). The proposal to the AGM is carried out in accordance with the GCGC’s recommendations regardless of gender, nationality or age, appointed based on their qualifications, work experience, independence and diversity. Four of the current members of Evotec’s Supervisory Board were elected at the AGM 2019. Constanze Ulmer-Eilfort was elected at the AGM 2021. Following the resignation of Kasim Kutay with effect as of the AGM 2022, the AGM 2022 elected Camilla Macapili Languille as his successor to the Supervisory Board. Following the resignation of the CEO in January 2024, Dr Mario Polywka was assigned from Supervisory Board as interim CEO for up to 12 months. During this period his Supervisory Board mandate is paused. The Company provides a relevant set of on-boarding materials regarding statutory documents, policies, rules of procedures etc. for each new Supervisory Board member, which set is also accessible to each member in a virtual Board room that was set up.

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

Currently, the composition of Evotec’s Supervisory Board fulfills all those objectives: All members have an extensive international professional background from working in numerous internationally operating companies. Three nationalities are represented and there are four female members. Evotec’s aspiration of a “diversity of thoughts” is ensured by composing an international experienced Board with broad based skill sets rather than focusing specifically on to ethnic, gender or age diversity.

The following chart provides additional diversity information about our Supervisory Board.

Board Diversity Matrix (As of December 31, 2023)
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

Name of Committee	Current Members as December 31, 2023
Audit and Compliance Committee	Roland Sackers, Dr. Constanze Ulmer-Eilfort, Dr. Mario Polywka
Remuneration and Nomination Committee	Prof. Dr. Iris Löw-Friedrich, Roland Sackers, Dr. Elaine Sullivan
ESG Committee	Dr, Constanze Ulmer-Eilfort, Camilla Macapili Languille, Dr. Elaine Sullivan

Audit and Compliance Committee

Our Audit and Compliance Committee consists of Roland Sackers and Dr. Constanze Ulmer-Eilfort. Dr. Mario Polywka was a member of the Audit and Compliance Committee throughout 2023 until stepping in as interim CEO in January 2024 . Roland Sackers is the chairperson of the Audit and Compliance Committee. All members of our Audit and Compliance Committee are considered as independent pursuant to German law and pursuant to the GCGC. The Audit and Compliance Committee assists the Supervisory Board in fulfilling its independent oversight responsibilities regarding financial reporting and control. The Audit and Compliance Committee shall further oversee our compliance program to ensure that such program meets applicable legal and regulatory requirements and appropriate industry standards. The Audit and Compliance Committee has the responsibility, among others, to:

●	Oversee the accounting and the accounting process, the appropriateness and effectiveness of the internal control system, as it relates to financial reporting.
●	Review the availability of an established and functioning risk management and reporting system and monitor our major financial risk exposure.
●	Oversee the internal process for related party transactions, including approval of any related party transaction outside normal business scope and conditions.
●	Monitor our compliance with legal provisions, regulations, and internal company guidelines, discuss our major compliance risks and remediation efforts, and review the compliance program and its adequacy and effectiveness;
●	Monitor the internal audit activities, based on approved annual audit plans and respective reports being generated for the individual audits.

To enable the Audit and Compliance Committee to carry out its responsibilities, it has the authority, among others, to:

●	Conduct a preliminary review of the annual consolidated financial statements as well as the annual statutory financial statements.
●	Prepare the Supervisory Board decisions regarding whether to approve the annual consolidated financial statements as well as the annual statutory financial statements and the Supervisory Board proposal to the AGM on the election of the independent auditors for the annual consolidated financial statements as well as the annual statutory financial statements.
●	After consultation with the CEO and the CFO, award the audit engagement to the independent auditors elected by the Shareholders’ Meeting.
●	Discuss the quarterly statements and the half-year financial report with the Management Board and the independent auditors.
●	Discuss any material changes to the auditing and accounting methods; and

●	Approve contracts awarded to the independent auditors or to companies that relate to them on a legal, business, or personal basis.

Roland Sackers and Dr. Constanze Ulmer-Eilfort qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and Nasdaq Rule 5605. Additionally, Roland Sackers qualifies as an “Audit and Compliance Committee financial expert” as that term is defined under the Exchange Act.

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

ESG Committee

Considering the increased importance of Environmental, Social and Governance (ESG) aspects in a corporate and global environment, Evotec’s Supervisory Board formed an ESG Committee in 2022. The ESG Committee consists of Dr. Constanze Ulmer-Eilfort, Camilla Macapili and Dr. Elaine Sullivan. Dr. Constanze Ulmer-Eilfort is the chairperson of the ESG Committee which is supported by the Company’s CEO, the Global Head of HR and the Head of Global Investor Relations & ESG. Together with the Management Board, the ESG Committee defines the priorities of Evotec with respect to environment, people, and governance on a rolling basis, and is advising on and monitoring the implementation of such priorities.

Management Board and Senior Management

Our Management Board consists of five members. Our Supervisory Board determines the exact number of members of our Management Board. The Supervisory Board may also appoint a chairperson or spokesperson of the Management Board. Dr. Werner Lanthaler has been appointed chairperson of the Management Board.

Our Supervisory Board appoints the members of our Management Board for a term of up to five years. However, new members of the Management Board are appointed for a term of up to three years. They are eligible for re-appointment or extension after the completion of their term in office or at the earliest one year prior to expiration of their term in office, in each case again for up to an additional five years. Extensions of existing contracts have been agreed with Dr. Werner Lanthaler, Dr. Cord Dohrmann and Dr. Craig Johnstone. In 2022 Dr Matthias Evers has been appointed as Chief Business Officer. in 2023, Laetitia Rouxel was appointed as new CFO. On January 15, 2024, Dr Mario Polywka has agreed to step in as interim CEO after Dr Werner Lanthaler stepped down as CEO. His Supervisory Board mandate is inactive while he works in his role as interim CEO for up to 12 months. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of the Management Board may be dismissed with good cause prior to the completion of his or her term. Members of the Management Board have accepted no more than three supervisory board positions with other companies.

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

The rules of procedure for our Management Board provide that generally the Management Board shall pass its resolutions by simple majority of the votes cast, but certain matters require a resolution of the entire Management Board, in addition to transactions for which a resolution adopted by the entire Management Board is required by law or required by our Articles of Association. The Management Board shall constitute a quorum when all members have been invited to a meeting and at least three of the five of the members including the CEO attend. Should a Chairman of the Management Board be appointed, his vote shall be decisive in the event of a parity of votes provided, however, that more than two members of the Management Board participate in passing the resolution. In case the CEO is not attending the meeting, the remaining 80% of the Management Board members shall constitute a quorum. In particular, the entire Management Board shall decide on the following matters, among others:

●	The budget plan for the following year, which is to be presented by the Management Board to the Supervisory Board in December of each year.
●	Establishing corporate strategy, realization of organizational synergies and group objectives.
●	Reporting to the Supervisory Board.
●	All measures and transactions that require the Supervisory Board’s approval.
●	All measures and transactions relating to a business area that is of extraordinary importance to Evotec or involving an extraordinary economic risk, including contracts outside the ordinary course of business or if the risk structure of a particular deal deviates significantly from the normal course of business more than €1,000,000.
●	Taking on new lines of business or discontinuing existing lines of business.
●	All global personnel related initiatives, such as Short- and Long-Term Incentive Plans.
●	Investments with a total value above €3,000,000.
●	Acquisitions or sales of interests or holdings and
●	Certain large transactions.

D.	Employees.

As of December 31, 2023, we employed 5,160 individuals worldwide (December 31, 2022: 4,952; December 31, 2021: 4,198). Of these total employees in 2023, 3,761 engaged in our EVT Execute segment, 456 engaged in EVT Innovate and 943 engaged in sales and enabling functions. In 2023, temporary employees represented 3.5% of our workforce. At the end of the reporting year, we had employees representing 93 different nationalities compared to 91 in 2022.

Heads as of December 31,	2023	2022
Austria	44	43
France	1,056	1,035
Germany	1,319	1,292
Italy	926	940
Singapore	1	—
United Kingdom	1,049	1,087
United States of America	666	555
Grand Total	5,061	4,952

We are committed to various environmental, social and governance initiatives, including achieving certain climate-based targets, championing diversity and inclusion and building a group-wide learning platform in connection with EVOacademy. We have a workers’ council at our Göttingen, Halle, Hamburg, Lyon, Munich, Toulouse and Verona sites, and collective bargaining agreements in place in Italy and France. None of our employees has engaged in any labor strikes or material labor disputes. We consider the relationship with employees to be positive.

E.	Share ownership.

The members of the Management Board and the Supervisory Board hold less than 1% of the shares issued by the Company. All shares granted unvested SPA’s and granted unvested RSA’s are listed below.

Share Ownership of Managing and Supervisory Directors’

Shares, SPA’s, RSA’s as of December 31, 2023

		Out - standing	Granted	Out - standing	Granted
		Shares from	unvested	Shares from	unvested
	Shares	vested SPA‘s	SPA’s (total)	vested RSA‘s	RSA’s (total)
Management Board
Dr. Werner Lanthaler	1,550,000	—	170,182	—	71,642
Dr. Cord Dohrmann	195,079	—	85,350	—	29,851
Dr. Craig Johnstone	20,161	—	73,217	—	34,980
Enno Spillner	58,049	—	61,663	—	—
Matthias Evers	—	—	37,808	—	39,353
Laetitia Rouxel	—	—	—	—	—
Supervisory Board
Prof. Dr. Iris Löw-Friedrich	—	—	—	—	—
Camilla Macapili Languille	—	—	—	—	—
Dr. Mario Polywka	11,938	—	—	—	—
Roland Sackers	—	—	—	—	—
Kasim Kutay	—	—	—	—	—
Dr. Constanze Ulmer-Eilfort	—	—	—	—	—
Dr. Elaine Sullivan	—	—	—	—	—

A detailed description of the SPA and share option plans granted to members of our Management Board and Supervisory Board can be found in the Notes (sections 2 and 21). All shares outstanding have the same voting rights.

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. Under the Remuneration system 2021 that applied until the AGM 2022, the Management Board remuneration comprised both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017 and Restricted Share Plan 2020), which were approved by the AGMs in 2017 and 2022. Payments for these components depend on achieving defined financial targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped. When the new Remuneration system 2022 took effect, the link to Company performance and sustainable Company growth described above was maintained, but the Restricted Share Plan 2020 is no longer part of the long-term remuneration component. The bonus policy was also modified This policy applies as of September 1, 2022, and so to the renewed contract with Dr Cord Dohrmann.

F.Disclosure of a registrants’ action to recover erroneously awarded compensation.

Not Applicable

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table presents information, as of December 31, 2023, regarding the beneficial ownership of our ordinary shares:

●	Each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares,
●	Each member of our Supervisory Board.
●	Each member of our Management Board; and
●	All members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed based on 177,185,736 ordinary shares outstanding as of December 31, 2023, and 249,915 shares were held in treasury.

Except as otherwise indicated in the table below, the address for each beneficial owner is Essener Bogen 7, 22419 Hamburg, Germany.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Class
5% Beneficial Owner:
T. Rowe Price Group (1)	17,888,267	10.11%
Novo Holdings A/S (2)	14,931,858	8.4%
Mubadala Investment Company (3)	11,481,502	6.6%
Management Board and Supervisory Board:
Dr. Werner Lanthaler	1,550,000	*
Dr. Cord Dohrmann	195,079	*
Dr. Matthias Evers	—
Dr. Craig Johnstone	20,161	*
Laetitia Rouxel (since April 1, 2023)
Enno Spillner (until March 31, 2023)	58,049	*
Prof. Dr. Iris Löw-Friedrich	—	—
Camilla Macapili Languille	—	—
Dr. Elaine Sullivan	—	—
Dr. Mario Polywka	11,938	—
Roland Sackers	—	—
Dr. Constanze Ulmer-Eilfort	—	—
All Management Board and Supervisory Board members as a group (12 persons)	1,835,227	*

*     1.0 percent.

(1)	These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (Price Associates) serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For the purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The business address of T. Rowe Price Associates, Inc., is 4515 Painters Mill Road, Owing Mills, MD 21117.
(2)	Consists of 14,931,858 ordinary shares held by Novo Holdings A/S, Denmark, as reported on the 13G filed with the SEC on February 14, 2024. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(3)	Consists of 11,481,502.5 ordinary shares held by ATIC Second International Investment Company LLC, Abu Dhabi. Mubadala Investment Company PJSC (“MIC”) is wholly owned by the Government of Abu Dhabi. Investment decisions are taken independently of the Government of Abu Dhabi by the board of directors of MIC, as reported on the 13D filed with the SEC on November 16, 2021. The business address of MIC is Mamoura A Building, Muroor Street, P.O. Box 45005, Abu Dhabi, United Arab Emirates.

Management is not aware of any restriction of the voting rights or the right to transfer. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Holdings by U.S. Shareholders

As of December 31, 2023, 19.25% of our outstanding ordinary shares (including shares in the form of ADSs) were held by 34 U.S. record holders.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.

B.	Related party transactions.

For information on related party transaction see Note 32 “Related Party Transactions” of the Notes to Consolidated Financial Statements.

C.	Interests of experts and counsel.

Not applicable.

Item 8.                 Financial Information

A.	Consolidated Statements and Other Financial Information.

Our consolidated financial statements are appended at the end of this annual report on Form 20-F, starting at page F-1, and incorporated herein by reference.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of business. We are currently not a party to any material legal or administrative proceedings. With a letter dated December 21, 2023, we have received a request for information from German Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) to provide certain information about the Company’s insider policies, insider lists, blackout periods, and director’s dealings throughout 2023. The Company has provided the requested information and is not expecting any proceedings against the Company. Beyond that, we are not aware of any other material legal or administrative proceedings contemplated to be brought against us. Regardless of outcome, litigation may have an adverse impact on our operations because of defense and settlement costs, diversion of management resources and other factors.

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

B.	Significant Changes.

A detailed description of the significant changes can be found in the Notes (section 2).

Item 9.                 The Offer and Listing.

A.	Offer and listing details.

Our ordinary shares are traded on the Prime Standard of the Frankfurt Stock Exchange under the symbol “EVT”. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “EVO.”

B.	Plan of distribution.

Not applicable.

C.	Markets.

For a description of our publicly traded common shares, see “Item 9. The Offering and Listing - A. Offer and Listing Details.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.               Additional Information.

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

The information set forth in our Registration Statement on F-1 (File No. 333-260143), effective upon the closing of our initial public offering originally filed with the SEC on October 8, 2021, under the heading DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION (SATZUNG) is incorporated herein by reference and updated as follows:

Share Capital

As of December 31, 2023, we have share capital, part of which is yet to be registered in the commercial register (Handelsregister), in the amount of €177,185,736.00, which is divided into 177,185,736 no-par value bearer shares (Inhaberaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00. Each issued ordinary share is fully paid.

Changes in Our Share Capital During the Last Fiscal Years

Since January 1, 2023, and until December 31, 2023, our share capital has changed as follows:

●	Due to the utilization of our conditional capital created by resolutions on June 14, 2017, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2023 by issuing a total of 233,083 shares.
●	By resolution of the AGM on June 22, 2022, the Company’s Management Board was authorized until June 21, 2025, subject to Supervisory Board consent, to increase the Company’s share capital by up to € 35,321,639.00 by issuing a total of up to 35,321,639 new no-par value ordinary bearer shares against cash capital contributions and/or non-cash capital contributions on one or more occasions (Authorized Capital 2022).
●	With the cancellation of the existing authorization of the Management Board regarding the Authorized Capital 2022 the AGM 2024 authorized the Management Board, with the approval of the Supervisory Board, until June 9, 2029 to increase the Company’s share capital by up to € 35.437.147.00 by issuing a total of up to 35.437.147.00 new no-par-value ordinary bearer shares against cash capital contributions and/or non-cash capital contributions on one or more occasions.

●	Accordingly, the Company’s share capital is increased contingently by up to € 35,437,147.00 by the issue of up to 35,437,147 new ordinary no par bearer shares, with each share representing € 1.00 of share capital. The contingent capital increase serves to grant bearer shares to holders or creditors of convertible bonds and/or warrant-linked bonds and/or profit-linked bonds (or combinations of these instruments) that are issued for subscription in cash by Evotec SE or its direct or indirect invested companies on the basis of the authorization passed by the AGM 2024 under agenda item 6, and include a conversion right, a warrant or a conversion obligation for new bearer Company shares.

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

Conditional Capital

Pursuant to § 5(6) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €1,200,000.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of RSA based on the Restricted Share Plan 2020 make use of their right to subscribe for new shares in the Company. In 2023, no conditional capital pursuant to § 5(6) of our Articles of Association (Satzung) was used.

Pursuant to § 5(7) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €6,000,000.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of SPAs based on the Share Performance Plan 2022 make use of their right to subscribe for new shares in the Company. In 2023, no conditional capital pursuant to § 5(7) of our Articles of Association (Satzung) was used.

Pursuant to § 5(10) of our Articles of Association (Satzung), our share capital is conditionally increased by up to € 35,390,530.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to issue shares to the owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments) that grant a conversion or option right to new no par value shares or designate a conversion obligation against cash contribution, issued by us or our directly or indirectly associated companies. In 2023, no conditional capital pursuant to § 5(10) of our Articles of Association (Satzung) was used.

Pursuant to § 5(11) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €378,224.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of SPA based on the Share Performance Plan 2015 make use of their right to subscribe for new shares in the Company. In 2023, no conditional capital pursuant to § 5(11) of our Articles of Association (Satzung) was used.

Pursuant to § 5(12) of our Articles of Association (Satzung) our share capital is conditionally increased by up to € 4,962,269.00 through issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of SPA based on the Share Performance Plan 2017 make use of their right to subscribe for new shares in the Company.

Preemptive Rights

Accordingly, under our Articles of Association (Satzung), the Management Board may, with the consent of the Supervisory Board, exclude such preemptive rights in a capital increase from the authorized capital:

●	to the extent that the new shares are issued in return for cash contributions and the proportional share of the share capital that applies to the shares to be newly issued does not in the aggregate exceed the amount of a total of €17,660,819.00 or, should this amount be lower, of a total of 10% of the share capital existing at the time of effectiveness and at the time of the first exercise of this authorization for precluded subscriptions, and the issue price of the new shares is not significantly below the market price of the existing listed shares of the Company at the time of the final determination of the issue price;
C.	Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Business Overview” or “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report (including the Exhibits).

D.	Exchange controls.

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

E.	Taxation.

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

However, a circular issued by the German Federal Ministry of Finance, dated May 19, 2022, reference number IV C 1 - S 2252/19/10003 :009, as most recently amended by a circular dated December 20, 2022, IV C 1 - S 2252/19/10003 :011, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns at least 1% of the share capital of a German corporation. Pursuant to German statutory law, the entity responsible for levying withholding tax (such as the disbursing agent) must take circulars issued by the German tax authorities which are published in the German Federal Tax Gazette (Bundessteuerblatt) (such as the circular mentioned above) into account when imposing withholding tax, so that in practice, the disbursing agents typically comply with the guidance mentioned above.

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

Holders of ADSs may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €1,000 for an individual or €2,000 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

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

Irrespective of the legal form of the holder, dividends are in principle subject to the aggregate withholding tax rate of 26.375%. The withholding tax is generally creditable in an amount of 25% of the gross dividend against the respective holder’s corporate income tax or income tax liability and in an amount of 1.375% of the gross dividend against the respective holder’s solidarity surcharge (Solidaritätszuschlag) liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to other persons. Technically these special rules on the restrictions of withholding tax credits may also be applied with respect to ADSs held as private assets by German tax residents, however practically these special rules should generally not be applied pursuant to a circular issued by the German Federal Ministry of Finance, dated April 3, 2017, reference number IV C 1 – S 2299/16/10002, m.no. 131. If these requirements are not met cumulatively, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may be deducted, upon application, from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly, has to file withholding tax returns for a withholding tax of 15% in accordance with statutory formal requirements and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit (and the corresponding notification and payment obligations) do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the restrictions, in particular, pursuant to a circular issued by the German Federal Ministry of Finance, dated July 9, 2021, reference number IV C 1-S 2252/19/10035:014, as amended, the withholding tax credit may also be denied as an anti-abuse measure.

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

Since 2021, the basis for the calculation of the solidarity surcharge (Solidaritätszuschlag)) and, if applicable, church tax (Kirchensteuer) has been reduced for certain individuals subject to tax assessments (other than withholding taxes), and in certain cases, the solidarity surcharge has been eliminated for individuals. Church tax (Kirchensteuer) may affect the withholding tax rate as described above in “—ADSs as Private Assets (Privatvermögen).” The dividend income and 60% of the capital gains are generally subject to trade tax, which is fully or partly creditable against the individual’s personal income tax by a lump-sum method (and such credit also reduces the solidarity surcharge (Solidaritätszuschlag) and, if applicable, church tax (Kirchensteuer)). Dividends (after deduction of business expenses economically related thereto) are exempt from trade tax if the holder held at least 15% of Evotec’s registered share capital at the beginning of the relevant tax assessment period.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ADSs. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire the ADSs and the ownership and disposition thereof. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for U.S. federal income tax purposes, and this discussion applies only to such ADSs. This discussion assumes the ADS are denominated in U.S. dollars. This discussion is general in nature, and it does not describe all of the U.S. federal income tax consequences under provisions of the U.S. Internal Revenue Code of 1986 as amended (the “Code”) that may be relevant in light of the U.S. Holder’s particular circumstances, including but not limited to state and local tax consequences, alternative minimum tax consequences, the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances. In particular, because our group currently includes U.S. subsidiaries, (i.e., Evotec (US), Inc. and Just Evotec Biologics Inc.) and therefore under current law our foreign subsidiaries are treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our capital stock, directly or through ADSs, (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our ADSs.

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

Passive Foreign Investment Company (“PFIC”) Considerations

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to the composition of our income and assets, including the implied value (based on our market capitalization) of our assets that produce non-passive income during 2023, we do not believe that we were a PFIC for our 2023 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we or any of our subsidiaries will be a PFIC in 2023 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that may generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income, if any, may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in 2023 or any taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold the ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury Regulations with respect to its ADSs.

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

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These final Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2023 or any future year. You should consult your tax advisor regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

A.	Dividends and paying agents.

Not applicable.

B.	Statements by experts.

Not applicable.

C.	Documents on display.

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

D.	Subsidiary Information.

Not applicable.

E.	Annual Report to Security Holders

Not applicable.

Item 11.               Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to several financial risks concerning specific areas including but not limited to foreign exchange risk, interest risk, liquidity risk and credit risk. Market risk is the risk that changes in market conditions will affect our results of operations or the value of the financial instruments held.

Foreign Exchange Risk

We operate via our Euro zone companies, mainly in Germany, Italy, France, and Austria, but we also conduct business in the United Kingdom and the United States. Our consolidated financial statements are reported in Euros. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities and we carry both translational and transactional foreign exchange risk. We generate a significant portion of our revenue and incur a significant portion of our expenses in certain non-Euro currencies, principally U.S. dollars and pound sterling. We hold our deposits primarily in three major currencies (Euro, U.S. dollars and pound sterling) in which we do business. For the year ended December 31, 2023, 65% and 11% of our revenue and 28% and 20% our cost of revenue was in U.S. dollars and pound sterling, respectively.

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

We regularly assess using interest rate hedging instruments to protect against interest rate risks from our borrowings.. In June 2019, two interest rate swaps with a total notional of € 48.25 million were agreed against a fixed rate of 0.17% for the 5-year maturity and 0.24% for the 7 year maturity, respectively. In addition, two additional interest rate swaps with a notional of € 22.5 million each were concluded in 2021 and canceled in 2022 which resulted in an additional interest expense in 2022 of 4.68m from fair value movements. We conduct sensitivity analyses annually based on the exposure to interest rates at the applicable reporting date, which is discussed in our consolidated financial statements included in this report. Financial instruments with fixed interest rates or those covered by an interest rate swap are not subject to cash flow risks and therefore are not included in the sensitivity analysis.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet our contractual obligations. Our credit risk arises primarily from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. We attempt to limit our exposure to credit risk by maintaining our bank accounts and short-term deposits with well-established banks. For our credit exposure to customers, we perform ongoing credit evaluations of our customers’ financial condition and maintain an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. Our accounts receivables are generally unsecured and are not backed by collateral from our customers. As of December 31, 2023, and December 31, 2022, one customer accounted for 6% and 22% of our trade receivables, respectively. Concentrations of credit risk with respect to trade accounts receivables are generally limited by geographically diverse customers as well as industry -group wise differentiated customers (pharma, biotech, foundations),and our monitoring procedures.

Item 12.               Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

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

$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof)	For services performed by the Depositary in administering the ADSs
Registration or transfer fees	Depositary services Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Charges of the depositary

SWIFT, cable and facsimile transmission and delivery charges. including a cancellation transaction fee of $15.00 will be charged per cancellation request (when expressly provided in the deposit agreement or disclosed on adr.com)

Fees of the depositary	Converting foreign currency to U.S. dollars, as disclosed on adr.com
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agent for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may collect any or all of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available at adr.com.

PART II

Item 13.               Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds.

A.	Material modifications to instruments.

Not applicable.

B.	Material modification to rights.

Not applicable.

C.	Withdrawal or submission of assets.

Not applicable.

D.	Changes in trustees or paying agents.

Not applicable.

E.	Use of proceeds.

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

There has been no significant change in the planned use of proceeds from our initial public offering as described in our prospectus dated November 3, 2021, and filed with the SEC on November 3, 2021. The proceeds were used as follows:

●	approximately $100.0 million to expand our biologics manufacturing capacity in the United States at the existing J.POD facility in Redmond, Washington by fully building out the facility to three production trains and six production bioreactors and to continue to advance our end-to-end continuous biologics manufacturing technologies.
●	approximately $175.0 million for building additional J.POD capacity in Toulouse, France.
●	approximately $35.0 million for expanding our precision medicine platform, which includes the expansion of our iPSC technology platform through building new capacities in Hamburg, Germany, expanding our Panomics / Panhunter platforms to broaden access to patient derived samples and disease relevant data as well as expanding our capabilities to analyze the growing amount of data that is core to our business model.
●	approximately $115.0 million for unpartnered R&D to accelerate pipeline activities. We expect that the funds would support investments for the development of additional new programs, which could be further explored with partners in future; and
●	approximately $80.0 million to expand our portfolio of EVOequity investments through investments in new companies and participation in future financing rounds of our existing portfolio companies.

Item 15.               Controls and Procedures.

A.	Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, our management, including our CEO and our CFO, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and our CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, the end of the period covered by this annual report. Based upon that evaluation, and because of the material weaknesses described below and our inability to provide required financial information in a timely manner, management concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective at the reasonable assurance level.

Notwithstanding the material weaknesses described in Management’s Report on Internal Control over Financial Reporting, our management has concluded that our financial statements for the periods covered by and included in this annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

B.Management’s annual report on internal control over financial reporting.

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

Under the supervision and with the participation of our CEO and CFO, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, because of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weaknesses Identified

As of December 31, 2023, we did not maintain appropriately designed controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to: (a) ineffective design and operation of controls pertaining to user access rights over systems that are critical to the Company’s system of financial reporting; and (b) a lack of consistent application of business processes and procedures. These deficiencies constituted material weaknesses in our internal controls over financial reporting in both design and operation. The material weaknesses identified related to (i) lack of design and maintenance of effective controls over revenue recognition; review of manual journal entries; appropriate foreign exchange rates used in the accounting system; triggering events and valuation of equity instruments and associated convertible notes receivables; completeness and existence of fixed assets and accuracy of disclosures and segment reporting (ii) lack of design, maintenance, and operation of effective controls over IT system access management leading to improper segregation of duties, improper security of the active directory and improper user access rights critical to the Company’s system of financial reporting. Therefore, it is possible that Evotec’s business process and controls that rely on the accuracy and completeness of data generated by the scoped systems could be adversely affected due to the considerations listed above.

Remediation Activities and Plans

Management is committed to remediating the material weaknesses in a timely fashion. As of the reporting date, we have already executed several measures and are actively progressing with additional enhancements over the control, process and tool implementations as outlined in our comprehensive remediation plan. These actions will address the material weaknesses in internal control over financial reporting. The remediation plan considers the following measures:

●	We have implemented in November 2023 an upgrade to our IFS ERP system that improves the design of IT General Controls for supporting the company’s internal control processes. The implementation of the adapted process in our ERP system enables us to create a control design that can eliminate the material weaknesses in the 2024 financial year. Notably:
o	With go live date mid-April 2024, implementation of a global rights and roles concept to streamline ERP access management across our organization. These includes adjusted approval rules, standardized roles and permissions aligned with job functions, reducing the likelihood of conflicting access rights. In parallel we started to enhance the process with an interface from our ERP systems to our HR system
o	With go live date mid-April 2024, implementation of a daily FX upload check to verify the accuracy and completeness of FX data recorded in our systems. This includes automated alerts for discrepancies or irregularities. We conduct a comprehensive review of default exchange rates used in our systems for FX transactions and implemented adjustments to default exchange rates if necessary. Our ERP system ensures restriction over the changes to authorized personnel with appropriate approvals.
o	With go live date mid-April 2024, incorporation of an automated process in our ERP system for document upload, four-eye principle, and automated mandatory approval process for all manual journal entries.

●	The identified weaknesses in our active directory process stem from the manual procedures for handling new users and deactivations. These manual processes were implemented after the cyberattack to restore business operations. However, the automated processes that were in place before the cyberattack have been reinstated since December 2023. The clean-up of the identified issues was completed on February 23, 2024. As an immediate preventive measure, we have increased the frequency of checks from annually to quarterly. Additionally, our IT and HR service department is currently exploring additional measures to enhance the security over the automated process and interface between the ERP and HR systems for the future;
●	We have launched a project aimed at thoroughly harmonizing and automating the end-to-end order-to-cash process, encompassing the identification and remediation of challenges associated with revenue recognition;
●	Key positions in Finance were filled in late 2023. In doing so, management created a center of excellence with technical accounting and internal control expertise on local level and at the headquarter;
●	Enhancing existing policies and creating standardized processes. These processes commence is ongoing at a central level, through the design and maintenance of controls focused on the origination of contracts and associated accounting, including contract combinations and modifications, supported by tools and decision matrices that are being developed for revenue recognition and lease accounting.

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

As we work to remediate our material weaknesses and continue to evaluate and work to improve our internal control over financial reporting, our management is likely to determine that additional steps or measures may be necessary to address and remediate the material weaknesses. Management may also determine that it is necessary to modify the above-mentioned remediation efforts depending on the circumstances and Company needs. We cannot assure you that these remediation efforts will be successful or that its internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these remediation efforts in connection with its evaluations of internal control over financial reporting.

In addition to the remediation steps discussed above, we continue with changes included implementation of new controls, identification of key controls, evaluation and, where necessary, improvement of the existing controls. This included an evaluation of business process controls, information technology general controls, key reports as well as entity level controls in all material subsidiaries of Evotec SE.

Remediation of Previously Identified Material Weaknesses

In connection with the preparation and audit of our consolidated financial statements for the financial year ended December 31, 2022, we previously identified a material weakness related to inventory valuation, lease accounting and the presentation of derivatives. During 2023 we improved the control design and control frequency for the presentation of derivatives in our financial statement. The inventory valuation process in 2022 for inventory valuation in the US was build up on a manual reconciliation of the former warehouse movement system with our former ERP system and was transferred as of Jan 1, 2023, into a fully automated process in our new ERP system. Finally, a new process and policy was build up and implemented in 2023 for lease accounting to ensure the identification and complete and timely recording of lease contracts. We concluded these material weaknesses were remediated as of December 31, 2023.

While we are implementing the measures required to fully remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Business —“.

C.Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by BDO AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. BDO AG Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

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

Item 16.               [Reserved]

Item 16A.            Audit committee financial expert.

Our Board of directors has determined that Roland Sackers is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Roland Sackers is not only independent, and has the required specialist knowledge and experience in the application of accounting principles and internal control processes and the audit, including sustainability reporting and its audit and assurance. Roland Sackers’ expertise in the field of accounting includes special knowledge and experience in the application of accounting principles and internal control and risk management systems, and his expertise in the field of auditing includes special knowledge and experience in the auditing of financial statements. In addition, as former member of the Management Board of Evotec, Dr Mario Polywka has expertise in the field of accounting, internal control, and risk management systems. The Company has determined that Roland Sackers, Dr. Mario Polywka and Dr. Constanze Ulmer-Eilfort are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. For more information see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Committees — Audit Committee.” Detail about Dr. Mario Polywka’s qualifications and responsibilities are included here pursuant to his role during 2023; as mentioned Dr. Mario Polywka paused his Supervisory Board mandate to act as interim CEO as of January 4, 2024.

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

Our Code of Conduct also includes our policy on conflicts of interest and sets forth guidelines for employee conduct which are intended to prevent actual or perceived conflicts of interest. Under our conflicts of interest policy, employees are directed to avoid situations in which they are directly or indirectly involved in, linked to, or draw personal gain from external business activities if those activities are in any way linked to the activities of Evotec. Additionally, employees may not make use of, disclose, or share any company information that is not in the public domain or do any transactions with stock of the Company based on insider knowledge. These prohibitions also apply to the family members and close friends of employees.

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

Item 16C.            Principal Accountant Fees and Services.

BDO AG, Wirtschaftsprüfungsgesellschaft (BDO) has served as our independent registered public accounting firm for the year ended December 31, 2023 and December 31, 2022.

The following table sets out the aggregate fees for professional audit services and other services rendered exclusively by BDO and other firms in the BDO network in 2023 and 2022:

(in 000`€)	2023	2022
Audit Fees[1]	4,088	2,460
Audit-Related Fees	60	43
Audit fees related to prior year audit	1,504	402
All Other Fees	—	77
Total	5,651	2,982

1  Previous year figures have been adjusted to include fees of all BDO network firms.

Audit fees are the aggregate fees charged by BDO network firms for auditing our consolidated financial statements and statutory and other regulatory filings or engagements of Evotec SE and its subsidiaries.

Audit-Related fees of k€ 60 relate to the audit of the non-financial report including sustainability-related disclosures.

The Audit Committee has approved the audit fees and all the fees for other assurance services and other fees for other services for the years 2023 and 2022. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

Item 16D.             Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.            Purchases of Equity Securities by the Issuer and Aﬃliated Purchasers.

None.

Item 16F.             Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.             Corporate Governance.

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

German Law overview

The primary sources of law relating to the corporate governance of a German company are the German Act on the Implementation of Council Regulation No. 2157/2001 of October 8, 2001, on the Statute for a European Company (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) – SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004, and the AktG, the German Securities Trading Act (Wertpapierhandelsgesetz), the German Securities Purchase and Take Over Act (Wertpapiererwerbs- und Übernahmegesetz), the Stock Exchange Admission Regulation, and the German Commercial Code (Handelsgesetzbuch). In addition to these mandatory rules, the GCGC contains recommendations for generally accepted best practice standards for corporate governance. Pursuant to the German Stock Corporation Act, the management, and the supervisory boards of publicly listed companies like Evotec SE must publish and at all times make available to shareholders, an annual declaration that either states that company has complied with all of the recommendations of the Code or that lists the recommendations that the company has not complied with and the reasons for the deviation. Evotec has published its deviations from the Code in an official declaration on its website.

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

Shareholder Approval of Securities Issuances

Nasdaq Listing Rule 5635 requires companies to obtain shareholder approval before undertaking certain transactions (such as, acquisitions which results in the issuance of 20% or more of outstanding share capital or voting power, change of control transactions, establishing or materially amending an equity compensation arrangement, and entering into a transaction other than a public offering involving the sale, issuance or potential issuance of shares (or securities convertible into or exercisable for shares) equal to 20% or more of outstanding share capital or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock). Consistent with the AktG, approval by the shareholders’ meeting is generally required for the issuance of any shares as well as any securities granting the respective holder the right to acquire shares (including options and convertibles).

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

Item 16I.             Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.              Insider trading policies.

Our insider trading policy, as contemplated by Item 16J. of Form 20-F, is included as and exhibit to this annual report.

Item 16K.              Cybersecurity.

Risk management and strategy

The cyber risk management process is an essential process within the information security management system (ISMS) of Evotec. The ISMS is a framework of policies and controls that manage information security and risk systematically and across the Company and is aligned with the baselines of ISO 27001, an international framework for information security. Information security risk management is incorporated into Evotec’s enterprise risk management system alongside other Company risks, all of which are overseen by the Company’s Supervisory Board. Cybersecurity risks are identified and evaluated by the Infosec team, reviewed, and approved by the management board and reported on to the Supervisory Board as part of the annual management review of company risks.

As previously disclosed, on April 6, 2023, Evotec was the victim of a ransomware incident that impacted our operations. The incident resulted in loss of sales and increased operating expenses related to response and recovery. The incident materially affected the Company, including our business strategy, results of operations, and financial condition. We expect to continue to incur costs resulting from the incident as we set up a new IT environment and incur other recovery costs. There is no guarantee that the risks from that incident or any future cybersecurity incident will not materially adversely affect Evotec in the future. For additional information about Evotec’s cybersecurity risks and the incident experienced in 2023, see Item 3 and Item 5 of this report. The Company is currently in the process of implementing a new and more secure IT environment, which includes the engagement of third parties to consult on recommended security solutions and IT components. The restructuring process remains a constant and continuous priority for the company, and we currently expect the implementation to be finally completed by mid-2025. The cyber incident has ultimately led to cybersecurity being given an even higher strategic and operational importance and greater financial resources.

In addition to implementing a new and secure IT environment, Evotec has processes in place to identify, analyze, and evaluate risks from cybersecurity threats.

Risk assessments are performed at least annually, focusing on the probability and potential impact of cybersecurity risks. Interim risk assessments are performed on a continual basis as needed, including but not limited to:

•	when new / emerging threats are identified;
•	when changes to existing IT systems are introduced;
•	within the specification of requirements for the acquisition, development, integration and deployment of new IT applications or appointment of new IT service suppliers (e.g., software as a service);
•	the occurrence of a cybersecurity incident; and
•	after the analysis of vulnerability assessment results, penetration test results and audits.

The Company has established a cybersecurity incident response process for responding to cybersecurity incidents with defined roles and responsibilities that facilitate coordination between the Chief Information Security Officer (“CISO”) and the IT, compliance, and business departments. The incident response process describes how to prepare for, detect, respond to, and recover from cybersecurity incidents, including processes to identify, assess the severity of, mitigate, and remediate the incident, as well as to comply with applicable legal and reporting obligations.

External consultants are often engaged to assist with IT projects, conduct risk analyses on behalf of the Company, or otherwise support the information security team. The Company also engages third parties to audit Evotec’s risk assessment process, in addition to the internal audits that we conduct.

We outsource elements of our information technology including infrastructure, platform, and software services, and as a result, several third-party vendors may or could have access to confidential information. Risks arising from cooperation with service providers are considered an integral part of the supplier assessment process. If the third party is determined to be of high risk, the Company will decline engagement.

Governance

The Security Board, comprised of members of management, the SVP Head of Global Information Security acting as the CISO (an interim Head of Global Information Security was engaged till May 2024) and the EVP Global Head of Information Technology & Data, is the security committee which discusses, decides, and addresses risks as part of the IT environment reconstruction project. The Security Board was launched due to the cyberattack in 2023. In 2024 the Security Board’s scope will be further expanded to cover all cybersecurity risks and related projects.

The Company currently employs a CISO who runs the ISMS, and coordinates with internal and external stakeholders regarding the Company’s information security. (The position of the CISO was managed by an Interim CISO between May 2023 and May 2024). The CISO informs the members of the Management Board about cyber risks and current developments. Depending on the severity of a particular incident, it is the responsibility of the CISO to notify members of senior management. This includes status information about implementation of measures for prevention, detection, mitigation, and remediation of cyber security incidents. The Management Board reports on cybersecurity risks to the Supervisory Board on an annual basis or as necessary. Material matters, including material cybersecurity incidents, are communicated to the Supervisory Board by the Management Board.

Both the current CISO, employed since May 2024, and the interim CISO have more than 10 years of professional experience in cyber and information security, including information risk management.

PART III

Item 17.             Financial Statements.

Not applicable.

Item 18.             Financial Statements.

See pages F-1 through F-79 of this Annual Report on Form 20-F.

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

4.5

Stock Option Plan and Share Performance Plan 2017 for Management (incorporated herein by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F (File No. 001-34041) filed with the SEC on April 26, 2022).

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

4.9*

Summary of Promissory Notes between Deutsche Bank Aktiengesellschaft, Landesbank Baden-Wurttemberg and Evotec SE (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (Registration No. 333 – 260143), as amended, initially filed with the SEC on October 8, 2021).

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

4.15*

U.S. Restricted Share Unit Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement (File No. 333-272285), initially filed with the SEC on May 30, 2023.

4.16*

Form of U.S. Restricted Share Unit Plan Award Agreement, as amended, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement (File No. 333-272285), initially filed with the SEC on May 30, 2023.

4.17†*	Senior Revolving Facility Agreement, dated July 30, 2024.

8.1*	List of Subsidiaries.

10.1*	Clawback policy

12.1*	Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm BDO.

101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101*	Inline XBRL Calculation Linkbase Document.

101*	Inline XBRL Definition Linkbase Document.

101*	Inline XBRL Labels Linkbase Document.

101*	Inline XBRL Presentation Linkbase Document.

104*	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*Filed herewith.

†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Evotec SE

		By:	/s/ Christian Wojczewski
Christian Wojczweski, CEO

/s/ Laetitia Rouxel
Laetitia Rouxel, CFO

Date:	August 14, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board

Evotec SE

Hamburg, Germany

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Evotec SE  (the “Company”) as of December 31, 2023 and 2022, the related consolidated income statements and statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated August 12, 2024 expressed an adverse opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of goodwill

As described in Note (9) to the consolidated financial statements, goodwill amounted to € 275.6 million (12.3 % of the consolidated total assets or 24.7 % of the consolidated equity) as at December 31, 2023. Cash-generating units with allocated goodwill are subjected to impairment testing by the Company at least once a year and additionally if there are indications of impairment. The valuation is carried out using a discounted cash flow method. If the carrying amount of a cash-generating unit is higher than its recoverable amount, an impairment loss is recognized in the amount of the difference. For the year ended December 31, 2023, no impairment of goodwill was recognized.

We identified the determination of the recoverability of goodwill as a critical audit matter. The impairment test for goodwill is complex and requires judgment as inherent uncertainty is involved in management’s valuation model. The primary estimates involving those judgments are future cash flows with main growth assumptions for revenues and gross margin and the discount rates used, including growth rates for the terminal value. Auditing these estimates and related assumptions involved especially challenging and subjective auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of certain of management’s growth assumptions with respect to revenue and gross margin as well as discount rates used in the discounted cash flow model through: (i) comparing revenue and gross margin projections to prior period forecasts and historical periods as well as to current industry-specific market expectations, (ii) performing a sensitivity analysis on changes in discount rates and terminal value growth assumptions used in management’s valuation model, and (iii) evaluating whether the forecasts were consistent with evidence obtained in other areas of the audit.
●	Utilizing personnel with specialized knowledge and skill of valuation techniques to assist in determining the appropriateness of the discounted cash flow model used and evaluating the reasonableness of the discount rates used.

Revenue recognition from Complex contracts with customers

The Company’s revenues amounted to € 781.4 million in 2023. As described in Notes (2) and (4) to the consolidated financial statements, a significant portion of the Evotec Group's revenues is attributable to complex contracts with customers that contain multiple performance obligations, some of which require revenue recognition over time.  Some contracts contain variable transaction prices, which are dependent on the achievement of a specific success in clinical development.  In case of performance obligations recognized over time, revenue is mainly measured on the basis of progress towards complete fulfillment. The progress of completion is generally measured on an input basis.  To determine the input-based progress, the Company primarily uses the ratio between the number of full-time equivalents (FTEs) deployed and the total planned FTEs per performance obligation.

We identified the revenue recognition from complex contracts with customers as a critical audit matter, because significant management judgement is involved. The audit procedures addressing the identification of separate performance obligations, the determination and allocation of the transaction price, and the assessment of whether the performance obligation is recognized over time or at a point in time as well as the estimation of progress require especially challenging and subjective auditor judgment.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of revenue recognized for a risk-oriented selection and a sample of recognized revenue, through: (i) assessing the identification of separate performance obligations, (ii) evaluating the determination and allocation of the transaction price, (iii) obtaining appropriate evidence for variable components of the transaction price that achievement of the milestones is highly probable, and (iv) evaluating the appropriateness of the over-time revenue recognition vs. point in time for complex contracts with customers.
●	Assessing the reasonableness of over-time revenue recognized by the Company through: (i) assessing the progress of the respective contracts by evaluating the planned and actual inputs for a sample of revenue contracts and comparing the underlying inputs to the actual performance during the year, and (ii) assessing management’s budgeting process by performing a multi-year assessment of the budgets versus actual performance of selected projects during the period.

Valuation of unlisted equity Investments

As described in Note (15) to the consolidated financial statements, unlisted equity investments amounted to € 46.7 million at December 31, 2023. The investments in early-stage companies are mainly of a strategic nature and are made for the purpose of promoting new business models and, in particular, the development of products and/or technology platforms in pharmaceutical research. These investments are accounted for as financial assets at fair value through profit or loss unless the Company makes use of the option to measure them at fair value through other comprehensive income upon acquisition. Since there are no observable stock market prices available, the fair value is derived from external financing rounds or capital transactions with new investors, or in the absence of these, the Company uses qualitative factors such as scientific progress and assesses the liquidity situation to assist in determining the valuation. If the development is promising, the acquisition costs are assumed to be the best possible estimate of the fair value. If the investment has a possible going concern risk and there are no other promising factors, the Company assumes the carrying amount of the entity's net asset value as the best estimate of the fair value.

We identified the determination of the fair value of unlisted equity investments as a critical audit matter due to significant management judgment as it is not based on observable market data. Auditing these estimates and related assumptions involved especially challenging and subjective auditor judgment due to the nature and extent of audit evidence which is mostly based on unobservable inputs and qualitative factors.

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of the valuation of unlisted equity investments through: (i) assessing whether the valuation method applied by the executive directors is consistent with the requirements of IFRS 13 for determining fair value, (ii) assessing possible scientific indications for a change in the fair value and critically scrutinizing the assumptions made in this context, and (iii) reviewing information provided by the investments and publicly available information for possible indicators of a change in fair value.
●	Utilizing personnel with specialized knowledge and skill of valuation techniques to assist in determining the appropriateness of the method used.

/s/ BDO AG, Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2021.

Berlin, Germany

August 12, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board

Hamburg, Germany

Opinion on Internal Control over Financial Reporting

We have audited Evotec SE’s (the “Company’s”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of Evotec SE as of December 31, 2023 and 2022, the related consolidated income statements and statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as “the financial statements”) and our report dated August 12, 2024  expressed an unqualified opinion thereon.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2023 Evotec SE did not maintain appropriately designed controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to: (a) ineffective design and operation of controls pertaining to user access rights over systems that are critical to the Company’s system of financial reporting; and (b) a lack of consistent application of business processes and procedures. These deficiencies constituted material weaknesses in the Company’s internal controls over financial reporting in both design and operation. The material weaknesses identified related to (i) lack of design and maintenance of effective controls over revenue recognition; review of manual journal entries; appropriate foreign exchange rates used in the accounting system; triggering events and valuation of equity instruments and associated convertible notes receivables; completeness and existence of fixed assets, accuracy of disclosures and segment reporting (ii) lack of design, maintenance, and operation of effective controls over IT system access management leading to improper segregation of duties, improper security of the active directory and improper user access rights critical to the Company’s system of financial reporting. Therefore, it is possible that Evotec's business process and controls that rely on the accuracy and completeness of data generated by the scoped systems could be adversely affected due to the considerations listed above.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 financial statements, and this report does not affect our report dated August 12, 2024 on those financial statements.

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

/s/ BDO AG, Wirtschaftsprüfungsgesellschaft

Berlin, Germany

August 12, 2024

Evotec Group -

Consolidated income statement for the years ended December 31, 2023, 2022, and 2021.

	footnote
in k€ except share and per share data	reference	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Revenue	4	781,426	751,448	618,034
Cost of Revenue		(606,375)	(577,383)	(466,491)
Gross profit		175,051	174,065	151,543

Operating income (expenses)
Research and development	5	(68,529)	(76,642)	(72,200)
Selling, general and administrative	5	(169,610)	(156,190)	(105,445)
Other operating income	5	64,793	81,582	73,472
Other operating expenses	5	(44,202)	(1,965)	(5,691)
Impairments	9	(5,011)	—	(683)
Total operating income (expenses)		(222,558)	(153,215)	(110,547)
Operating income (loss)		(47,507)	20,850	40,996

Non-operating income (expense)
Gain (loss) on investment in financial instruments reevaluation	10	(9,143)	(172,159)	211,754
Share of profit (loss) and reevaluation of at-equity investments	11	(20,752)	(15,098)	(16,570)
Other financial income	10	9,263	8,336	2,272
Other financial expense	10	(11,739)	(13,150)	(9,254)
Other non-operating income (expense)	10	(714)	12,357	7,782
Gain from Bargain Purchase		—	4,908	—
Net Income (loss) before taxes		(80,593)	(153,957)	236,980
Income taxes	6	(3,320)	(21,698)	(21,470)
Net income (loss)		(83,913)	(175,655)	215,510

Weighted average shares outstanding		176,916,663	176,674,341	166,405,926
Net income per share (basic)		(0.47)	(0.99)	1.30
Net income per share (diluted)		(0.47)	(0.99)	1.30
[1]

In the annual report 2023 the positions foreign currency exchange gain (loss), net, other non-operating income and other non-operating expense are aggregated in order to provide a clearer presentation of the underlying financial performance. The previous year figures have been adjusted accordingly.

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of comprehensive income for the years ended December 31, 2023, 2022, and 2021.

	footnote	Year ended	Year ended	Year ended
in k€	reference	December 31, 2023	December 31, 2022	December 31, 2021
Net income (loss)		(83,913)	(175,655)	215,510

Accumulated other comprehensive income

Items which are not re-classified to the income statement
Remeasurement of defined benefit obligation	11	(51)	1,420	664
Revaluation of equity investments	10	(1,080)	(11,729)	—
Taxes	6	13	(357)	7

Items which have to be re-classified to the income statement at a later date
Foreign currency translation		(1,760)	(598)	26,091
Revaluation and disposal of other short-term investments measured at fair value through other comprehensive income		10,056	(13,500)	(1,878)
Taxes		(419)	—	—

Other comprehensive income (loss)		6,759	(24,764)	24,884
Total comprehensive income (loss)		(77,153)	(200,419)	240,394

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of financial position as of December 31, 2023 and December 31, 2022

in k€	footnote reference	as of December 31, 2023	as of December 31, 2022
Assets
Current assets:
Cash and cash equivalents	10	510,909	415,155
Investments	10	93,203	303,334
Trade and other receivables[1]	7	98,396	171,798
Contract assets	4	25,000	30,516
Inventories	7	30,890	29,825
Current tax assets	6	80,659	54,422
Other current financial assets including derivatives	10	12,759	11,494
Prepaid expenses and other current assets	7	51,345	57,126
Total current assets		903,162	1,073,671

Non-current assets:
Non-current investments and other non-current financial assets²	10	139,023	134,289
Investments in associates and Joint ventures	11	3,071	16,043
Property, plant and equipment	8	806,563	650,201
Intangible assets and Goodwill	9	291,089	298,638
Deferred tax assets	6	14,330	10,327
Non-current tax assets	6	94,393	70,293
Other non-current assets		837	3,785
Total non-current assets		1,349,306	1,183,576
Total assets		2,252,468	2,257,247
¹

In annual report 2023, the positions trade accounts receivables and accounts receivables from associated companies and other long-term investments are aggregated to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

[2]

In the annual report 2023 the positions long-term investments and other non-current financial assets are aggregated in order to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

	footnote
in k€	reference	as of December 31, 2023	as of December 31, 2022
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current financial liabilities[3]	10, 14	149,096	23,468
Trade and other payables	7	134,319	97,277
Contract liabilities	4	97,587	122,922
Deferred income		10,268	13,748
Provisions	13	45,165	54,410
Current income tax liabilities		5,565	8,987
Other current liabilities	7	22,572	16,894
Total current liabilities		464,573	337,706

Non-current liabilities:
Non-current financial liabilities⁴	10, 14	477,112	490,292
Deferred tax liabilities	6	18,137	18,524
Provisions	13	16,063	16,427
Contract liabilities	4	155,287	206,136
Other non-current liabilities		1,387	977
Total non-current liabilities		667,987	732,357

Stockholders’ equity:
Share capital	16	177,186	176,953
Additional paid in capital		1,449,654	1,440,010
Retained Earnings		(476,290)	(392,377)
Accumulated other comprehensive income		(30,643)	(37,402)
Total stockholders’ equity		1,119,908	1,187,184
Total liabilities and stockholders’ equity		2,252,468	2,257,247

3   In the annual report 2023, the positions current loan liabilities, current portion of lease obligations and other current financial liabilities are aggregated in order to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

⁴   In the annual report 2023, the positions non-current loan liabilities and long-term lease obligations are aggregated in order to provide a clearer picture of the financial position. The previous year figures have been adjusted accordingly.

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of changes in stockholders’ equity for the years ended December 31, 2023, 2022, and 2021.

					Income and expense
					recognized in other
		Share capital			comprehensive income
				Additional	Foreign			Total
	footnote			paid-in	currency	Revaluation	Retained	stockholders’
in k€ except share data	reference	Shares	Amount	capital	translation	reserve	Earnings	equity
Balance at January 1, 2021		163,914,741	163,915	1,030,702	(41,782)	4,260	(432,639)	724,456

Capital increase		11,497,500	11,497	391,629	—	—	—	403,126
Exercised stock options	12	1,195,954	1,196		—	—	—	1,196
Stock option plan	12	—	—	7,805	—	—	—	7,805
Transaction costs		—	—	—	—	—	—	—
Deferred and current tax on future deductible expenses		—	—	—	—	—	708	708
Other comprehensive income		—	—	—	26,091	(1,207)	—	24,884
Net income (loss) for the period		—	—	—	—	—	215,510	215,510
Total comprehensive income (loss)		—	—	—	26,091	(1,207)	215,510	240,394
Balance at December 31, 2021		176,608,195	176,608	1,430,136	(15,691)	3,053	(216,421)	1,377,685

Capital increase		—	—	—	—	—	—	—
Exercised stock options	12	344,458	345	—	—	—	—	345
Stock option plan	12	—	—	9,919	—	—	—	9,919
Transaction costs		—	—	(45)	—	—	—	(45)
Deferred and current tax on future deductible expenses		—	—	—	—	—	(301)	(301)
Other comprehensive income		—	—	—	(598)	(24,166)	—	(24,764)
Net income for the period		—	—	—	—	—	(175,655)	(175,655)
Total comprehensive income (loss)		—	—	—	(598)	(24,166)	(175,655)	(200,419)
Balance at December 31, 2022		176,952,653	176,953	1,440,010	(16,289)	(21,113)	(392,377)	1,187,184

Capital increase		—	—	—	—	—	—	—
Exercised stock options	12	233,083	233	—	—	—	—	233
Stock option plan	12	—	—	9,630	—	—	—	9,630
Transaction costs		—	—	14	—	—	—	14
Deferred and current tax on future deductible expenses		—	—	—	—	—	—	—
Other comprehensive income		—	—	—	(1,760)	8,519	—	6,759
Net income (loss) for the period		—	—	—	—	—	(83,913)	(83,913)
Total comprehensive income		—	—	—	(1,760)	8,519	(83,913)	(77,153)
Balance at December 31, 2023		177,185,736	177,186	1,449,654	(18,049)	(12,594)	(476,290)	1,119,908
1)

Includes the impacts of the IFRIC final agenda decisions of April 2021 of benefits to periods of service, as described in Note 2 “First time adoption of new accounting standards in the financial year 2021”

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of cash flows for the years ended December 31, 2023, 2022, and 2021.

	footnote
in k€	reference	2023	2022	2021
Cash flows from operating activities
Net income (Loss)		(83,913)	(175,655)	215,510
Income tax expense	6	3,320	21,698	21,470
Depreciation and amortization	8.9	92,979	83,196	70,399
Impairment of intangible assets	9	5,011	—	683
Equity settled share based payment transaction	12	9,630	9,919	7,805
Financial income and expenses	10	2,475	13,536	14,363
Share of loss (profit) and reevaluation of at-equity investments	11	20,752	15,098	28,433
Gain (loss) on investment in financial instruments reevaluation	10	9,143	172,159	(223,791)
Transactions costs and income related to acquisitions		—	(4,908)	—
Other non-cash items		(114)	(16,017)	4,384
Changes in net working capital	7	(9,944)	105,285	(18,686)
Income taxes paid	6	(12,902)	(18,500)	6,028
Net cash from operating activities		36,439	205,811	126,599

Cash flows from investing activities
Interest received¹		10,365	3,026	1,061
Acquisition of property, plant and equipment	8	(213,321)	(181,354)	(118,943)
Proceeds from sale of property, plant and equipment	8	530	—	—
Acquisition and / or capitalization of intangible assets and development	9	(2,677)	—
Acquisition of subsidiaries net of cash acquired		2,088	(20,859)	(410)
Acquisition of investments in associated companies, other long-term investments and convertibles	10, 11	(23,644)	(62,959)	(28,056)
Proceeds from divestment/sale of investments in associated companies, other long-term investments and convertibles	10, 11	1,396	—	—
Acquisition of short-term investments	10	(48,391)	(355,817)	(123,696)
Proceeds from sale of short-term investments	10	260,363	205,166	27,250
Net cash used in investing activities		(13,291)	(412,797)	(242,794)

Cash flows from financing activities
Interest paid¹		(12,853)	(5,731)	(5,423)
Proceeds from capital increase		—	355	403,126
Proceeds from issue of loans and borrowings	10	219,923	—	30,791
Proceeds from issue of treasury shares		219	344	1,196
Repayments of loans and borrowings	10	(112,880)	(34,067)	(16,018)
Payment of lease liabilities	10	(22,446)	(19,046)	(20,665)
Net cash from financing activities		71,963	(58,145)	393,007

Net increase (decrease) in cash equivalents		95,110	(265,131)	276,812
Cash and cash equivalents at January 1		415,155	699,326	422,580
Effect of movements in exchange rates on cash held		644	(19,040)	(66)
Cash and cash equivalents at December 31*		510,909	415,155	699,326
1	Interest received and interest paid have been reallocated from the operating cash flow to the investing cash flow and the financing cash flow, respectively. Hence, the previous year figures deviate from the figures published in the annual report 2022. The change was made to provide a clearer picture of the financial position.

*incl. € 11,819k of restricted cash

See accompanying notes to consolidated financial statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

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

Evotec SE, located in Hamburg (Essener Bogen 7, 22419 Hamburg, Germany) is registered in the Commercial Registry of Hamburg with HRB 156381.

The Company was founded on December 8, 1993, and is listed on the Frankfurt Stock Exchange (XETRA) since November 10, 1999, Segment Prime Standard, under the ticker “EVT“ as well as on NASDAQ, New York, USA under the trading symbol “EVO“ since November 8, 2021.

Evotec SE, as the ultimate parent company, prepares its consolidated financial statements in its functional currency, the Euro. All amounts in the notes are stated in thousands of Euros (k€) unless otherwise noted. The Euro is the reporting currency of the Group. Due to rounding, amounts may not add up precisely to the totals provided.

The consolidated financial statements have been prepared in accordance with the IFRS general principles of fair presentation, going concern, accrual basis of accounting, consistency of presentation, materiality, and aggregation. The presentation of the consolidated income statement is based on the internal functions of the Group.

The Management Board prepared the consolidated financial statements for the financial year 2023 on April 22, 2024, and subsequently submitted them to the Supervisory Board for review and approval at the meeting on April 23, 2024. With reference to Section §264 (3) of the German Commercial Code, the subsidiary Evotec International GmbH does not prepare a management report (Section §289 of the German Commercial Code).

(2) Significant accounting policies

The significant accounting policies applied in the preparation of these Consolidated Financial Statements are set out below or in the respective note. These policies have been consistently applied to all the years presented, unless otherwise stated.

- Basis for preparation -

The consolidated financial statements cover the twelve-month periods ended December 31, 2023 and 2022.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, Evotec has presented its consolidated financial statements in accordance with IFRS since 2005. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (SIC and IFRIC) with mandatory application as of January 1, 2023. The consolidated financial statements of Evotec as of December 31, 2023 have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the European Union as of December 31, 2023.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Additional requirements of Section §315e (1) of the German Commercial Code (HGB) have been applied accordingly in accordance with the version endorsed at the end of the reporting period.

- Significant accounting judgements and estimates-

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, the accompanying disclosures, as well as the disclosure of contingent liabilities. These estimates inherently contain a degree of uncertainty. Actual results may differ from these estimates under different assumptions or conditions.

The Group evaluates these accounting judgements and estimates on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party valuation and various other assumptions that the Group believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the Group’s control and are reflected in the assumptions if and when they occur.

The Group revises significant estimates as relevant and applicable if changes occur in circumstances or if new information or historical data is available and would require Evotec to do so.

The areas where the most significant judgements and estimates are made relate to the following areas:

Judgement:

●	Revenue recognition, determination of performance obligation and allocation of consideration as well as determination of advancement for over time performance obligations;
●	Determination of the lease term and more specifically the assessment whether a lease option to extend or cancel a lease in which the Group is a lessee is reasonably certain to be exercised or not;
●	Likelihood of occurrence of provisions, uncertain tax positions and contingent liabilities;
●	Impairment analyses in relation with goodwill and intangible assets are performed annually as well as the determination of whether the carrying value exceeds the recoverable amount whenever a triggering event occurs. These analyses are generally based on estimates of discounted future cash flows;
●	Determination of the fair values of Level 3 financial assets where significant inputs of the fair value measurement are not based on observable market data.

Estimates:

●	Assessment of the recoverable amount of goodwill and intangible assets;
●	Measurement of the recoverability of deferred tax assets;
●	Determination of fair values of acquired identifiable intangible assets as part of a business combination;
●	Determination of budgeted FTE rates in the assessment of percentage of completion in relation with revenue recognition

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The potential impact of climate related matters, including legislation which may affect the fair value of financial assets and liabilities in the Consolidated Financial statements has been considered, especially but not limited to deferred tax assets recoverability, useful life of tangibles and intangibles and provisions.

As of December 31, 2023, the Group does not believe that the impact of climate related matters would be material to the Consolidated Financial Statements.

For further discussion of these significant judgements and estimates, reference is made to the respective Accounting Policies and Notes within these Consolidated Financial Statements that relate to the above topics.

- Basis for consolidations -

The Consolidated Financial Statements comprise the financial statements of Evotec SE and all the subsidiaries that the Company controls, i.e. when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and in cases where the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including the contractual arrangement(s) with the other vote holders of the investee, rights arising from other contractual arrangements and the Group’s voting rights and potential voting rights.

Subsidiaries

Subsidiaries are fully consolidated from the date that control commences until the date that control ceases. Transactions between consolidated companies are eliminated, as well as intragroup profits.

Associates

Associates are all entities over which the Group has significant influence but no control. Significant influence is presumed with a shareholding between 20% and 50% of the voting rights or when the Group has board representation through which it is able to exercise significant influence, such as, but not limited to participating in the financial and operating policy decisions of that entity but does not have the power to exercise control or joint control over those policies. Investments in associates are accounted for using the at-equity method and are initially recognized at cost. Unrealized gains and losses from transactions between the Group and its associates or joint ventures are recognized only to the extent of unrelated investors` interests in the associates.

Joint arrangements

The Group classifies its joint arrangements (i.e., arrangements in which the Group exercises joint control with one or more other parties) either as a joint operation (in which case, the Group recognizes the assets and liabilities of the operation in proportion to its rights and obligations relating to those assets and liabilities) or as a joint venture.

Loss of control

Upon loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests, and other components of equity (if any) related to the subsidiary. Any surplus or deficit arising from the loss of control is recognized in the Consolidated Income Statement. If the Group retains any interest in the previous subsidiary, such interest is measured at fair value at the date the control is lost. Subsequently, it is accounted for as either an equity accounted investee or as a financial asset depending on the level of influence retained.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

All intercompany receivables, liabilities and all intercompany revenue, income, expenses and all intragroup profits or losses are eliminated in the consolidation.

The financial statements of all to be consolidated subsidiaries are prepared using the same reporting date as the consolidated financial statements (December 31).

- Foreign currencies -

Foreign currency transaction

The financial statements of all Evotec Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Euro (EUR) is the functional currency of the Group and the presentation currency of the Consolidated Financial Statements.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the valuation in cases where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Euro at the exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to Euros at the monthly average foreign exchange rate.

Foreign currency differences arising upon translation of foreign operations into Euros are recognized in Other Comprehensive Income and presented as part of currency translation reserves in Shareholders Equity. In the balance sheet these are recognized under retained earnings.

When a foreign operation is disposed of, leading to a loss of control, significant influence or joint control, the cumulative amount in the currency translation differences related to the foreign operation is reclassified to the Consolidated Income Statement as part of the gain or loss on disposal.

- Application of standards; amendments and interpretation-

The following amendments became effective as at January 1, 2023:

●	IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9—Comparative Information issued in December 2021)
●	Amendments to IAS 8 – Definition of Accounting Estimates
●	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies
●	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

Evotec Group

Notes to consolidated financial statements for the financial year 2023

None of those amendments had a significant impact on the Company´s consolidated financial statements for the 12 months period ended December 31, 2023.

The following amendments will become effective after January 1, 2024 however may be early adopted:

●	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback Transaction (January 1, 2024)
●	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (including the amendment to IAS 1 - Classification of Liabilities as Current or Non-current - Deferral of Effective Date issued in July 2020) (January 1, 2024)
●	Amendments to IAS 1 - Non-current Liabilities with Covenants (January 1, 2024)
●	Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (January 1, 2024)
●	Amendments to IAS 21 - Lack of Exchangeability (January 1, 2025)
●	IFRS 18 - Presentation and Disclosures in Financial Statements (issued by IASB on April 9, 2024, effective date January 1, 2027)

Evotec has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective in these consolidated financial statements.

None of those amendments are expected to have a significant impact on the Group´s consolidated financial statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(3) Segment information

EVT Execute and EVT Innovate were identified by the Management Board as reporting segments. EVT Execute includes mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprises of internal R&D activities as well as services and partnerships that originate from these R&D activities where we typically own or co-own intellectual property with our strategic partners.

Management does not allocate assets and liabilities to segments. The assessment of the individual operating segments is based on revenues and operating income (loss). Intersegment revenues are valued on an arms-length principle.

The segment information for the financial year 2023 is as follows:

	EVT	EVT	Elimination between	Evotec
In k€	Execute	Innovate	the segments	Group
Revenues	514,542	266,884	—	781,426
Intersegment revenues	224,196	—	(224,196)	—
Cost of revenue	(631,373)	(184,700)	209,698	(606,375)
Gross profit	107,365	82,184	(14,497)	175,051
Operating income and (expenses)
Research and development cost	(4,391)	(78,636)	14,497	(68,529)
Selling, general and administrative cost	(130,810)	(38,800)	—	(169,610)
Impairment of intangible assets	(5,011)	—	—	(5,011)
Other operating income	31,337	33,456	—	64,793
Other operating expenses	(41,508)	(2,694)	—	(44,202)
Total operating income and (expenses)	(150,383)	(86,673)	14,497	(222,558)
Operating income (loss)	(43,018)	(4,489)		(47,507)

The segment information for the financial year 2022 is as follows:

	EVT	EVT	Elimination between	Evotec-
In k€	Execute	Innovate	the segments	Group
Revenues	546,718	204,730	—	751,448
Intersegment revenues	188,917	—	(188,917)	—
Cost of revenue	(605,751)	(145,566)	173,934	(577,383)
Gross profit	129,884	59,164	(14,983)	174,065
Operating income and (expenses)
Research and development cost	(5,305)	(86,320)	14,983	(76,642)
Selling, general and administrative cost	(125,293)	(30,897)	—	(156,190)
Impairment of intangible assets	—	—	—	—
Other operating income	35,197	46,385	—	81,582
Other operating expenses	(1,960)	(5)	—	(1,965)
Total operating income and (expenses)	(97,361)	(70,837)	14,983	(153,215)
Operating income (loss)	32,523	(11,673)	—	20,850

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The segment information for the financial year 2021 is as follows:

	EVT	EVT	Elimination between	Evotec-
In k€	Execute	Innovate	the segments	Group
Revenues	471,052	146,982	—	618,034
Intersegment revenues	139,116		(139,116)	—
Cost of revenue	(482,588)	(110,379)	126,476	(466,491)
Gross profit	127,580	36,603	(12,640)	151,543
Operating income and (expenses)
Research and development cost	(2,900)	(81,940)	12,640	(72,200)
Selling, general and administrative cost	(83,936)	(21,509)	—	(105,445)
Impairment of intangible assets	—	(683)	—	(683)
Other operating income	26,684	46,788	—	73,472
Other operating expenses	(4,319)	(1,372)	—	(5,691)
Total operating income and (expenses)	(64,471)	(58,716)	12,640	(110,547)
Operating income (loss)	63,109	(22,113)	—	40,996

- Geographical Breakdown-

The geographical breakdown of revenues from customers for the business year 2023 is stated below:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues by region
USA	241,555	217,869	459,424
Germany	15,385	18,749	34,134
France	25,666	6,339	32,005
United Kingdom	81,539	4,829	86,368
Switzerland	64,876	48	64,924
Rest of the world	76,105	19,049	95,154
Total revenue from contracts with customers	505,125	266,884	772,009
Revenue from contributions	9,417	—	9,417
Total Revenue	514,542	266,884	781,426

The geographical breakdown of revenues from customers for the business year 2022 is stated below:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues by region
USA	273,204	134,550	407,754
Germany	32,765	26,130	58,895
France	22,546	9,728	32,274
United Kingdom	105,557	9,699	115,256
Switzerland	22	—	22
Rest of the world	102,073	24,623	126,696
Total revenue from contracts with customers	536,167	204,730	740,897
Revenue from contributions	10,551	—	10,551
Total Revenue	546,718	204,730	751,448

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The geographical breakdown of revenues from customers for the business year 2021 is stated below:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues by region
USA	227,444	101,593	329,037
Germany	24,279	22,573	46,852
France	16,876	13,715	30,591
United Kingdom	98,735	5,905	104,640
Switzerland	24,398	80	24,478
Rest of the world	70,755	3,116	73,871
Total revenue from contracts with customers	462,487	146,982	609,469
Revenue from contributions	8,565	—	8,565
Total Revenue	471,052	146,982	618,034

Revenue is allocated to regions according to the location of the head office of the external customer.

Non-current assets categorized by the location of the companies as of December 31, can be analyzed as follows:

In k€	2023	2022
USA	221,195	231,439
UK	221,177	211,115
Italy	259,649	227,113
France	337,960	205,749
Germany	153,338	160,970
Austria	2,634	3,914
Canada	—	1,906
	1,195,954	1,042,206

Non-current assets shown in this table comprise of fixed assets, intangible assets, goodwill, non-current tax receivables, other non-current assets as well as investments for which the equity-method is applied.

(4) Revenue

-Accounting Principles-

Revenue from contracts with customers

Revenue is recognized when the control over separable services or research services is transferred to the customer, provided that a contract with enforceable rights and obligations exists and that collectability of consideration is probable. The Group assesses collectability based on a number of factors, including past transaction history with the customer and the customer’s creditworthiness.

Multi-element contracts

The Group regularly enters into arrangements for the R&D and subsequent manufacture of product candidates. Such arrangements may require the Group to deliver various rights, services and/or goods, including intellectual property rights, licenses, technology access fee, R&D services, and manufacturing services. The underlying terms of these arrangements generally provide for consideration to the Group in the form of non-refundable upfront fees, development and R&D or commercial performance milestone payments, royalty payments or profit sharing.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

In arrangements involving more than one performance obligation, each required performance obligation is evaluated to determine whether it qualifies as a distinct performance obligation based on whether:

●	the customer can benefit from the good or service either on its own or together with other resources that are readily available and
●	the good or service is separately identifiable from other promises in the contract.

The consideration under the arrangement is then allocated to each separate distinct performance obligation based on its respective relative stand-alone selling price. The estimated selling price of each deliverable reflects the Group´s best estimate of what the selling price would be if the deliverable was regularly sold by the Group on a stand-alone basis or by using an adjusted market assessment approach if the selling price on a stand-alone basis is not available.

The consideration allocated to each distinct performance obligation is recognized as revenue when control of the related goods or services is transferred. For performance obligations satisfied over time, the Group usually uses an input-based method to determine the percentage of completion.

Consideration associated with at-risk substantive performance milestones is recognized as revenue when it is probable that a significant reversal of the cumulative revenue recognized will not occur.

Material payments for those services are generally made in advance by the customer and recorded as contract liabilities until the related performance obligations are satisfied.

Contract assets are recognized in case the Group´s progress of completion of its performance obligations exceeds the amount of the payments received.

Milestone payments

Milestone payments for research and development are contingent upon the occurrence of a future event and represent a variable consideration. The Group usually estimates at contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not).

The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Service Fees

Service fees for the assignment of personnel to research and development collaborations are recognized as revenues in the period the services were provided.

Technology access fees

Revenue from technology access fees is recognized over the related service period. Payments for technology access fees are generally paid in full or in parts in advance and recorded as contract liabilities until earned.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Licenses of intellectual property

The Group distinguishes between the right to use IP and the right to access IP. Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. In practice that means at the date of the sale or when the licensee gains effectively access.

Revenue from a right to access license of the intellectual property is recognized when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.

Royalties

The Group receives royalties generated from successful development. Those royalties are generally sales based with additional milestones payments depending on the underlying market or product. The revenue generated from royalties is recognized as the underlying sales occur when it is highly probable that the consideration will be received.

Financing component and time value of money

The Group does not enter into arrangements where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year or the cash consideration and the stand alone selling price differs significantly. Additionally, the Group does not consider any prepayments provided by the customer as financing components. Consequently, the Group does not adjust any of the transaction prices for the time value of money.

Contract assets

Contract assets correspond to amounts accrued or due by customers for work in progress depending on the stage of completion of the analysis/work performed. The Group regularly assesses the state of its billing operations and the level of payer’s reimbursements based on specific facts and circumstances and historical recoverability data in order to identify issues which may impact the collection.

Contract liabilities

A contract liability is the obligation of the Group to transfer goods or services to a customer for which the Group has received a consideration (or an amount of consideration is due). If a customer pays the consideration before the Group transfers goods or services to the customer, a contract liability is recognized when the payment is made, or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Group fulfills its contractual obligation. The Group´s contracts do not include financing components as all up-front consideration received are prepayments on service obligations.

Revenue from contributions

Revenue Recognition from Contributions

The Group receives private contributions for which the existence of an adequate exchange transaction for research projects serving the public good is refuted. A realization of revenue from contracts with customers is not possible. A private contribution exists for which a contribution revenue item is recognized.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The effect on profit or loss is immediate or occurs over the period in which the subsidized service is provided. A liability item must be recognized for a contribution that has already been received, but this is not a contractual obligation, but rather other liability. The reversal of the liability item is gross, i.e., as contribution revenue separately from the revenues.

-Revenue-

The following schedule entails detailed information about the Group’s revenues in the financial year 2023:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers
Fee for service and FTE-based research payments	472,205	254,724	726,929
Recharges*	30,496	7,065	37,561
Compound access fees	1,283	776	2,059
Milestone fees	1,026	3,759	4,785
Licenses	116	559	675
Total revenue from contracts with customers	505,125	266,884	772,009
Timing of revenue recognition
At a point in time	77,763	10,824	88,587
Over a period of time	427,361	256,060	683,421
Total revenue from contracts with customers	505,125	266,884	772,009
Revenue from contributions	9,417	—	9,417
Total Revenue	514,542	266,884	781,426

*) Comprises of material re-charges to the customer

The following schedule entails detailed information about Evotec’s revenues in the financial year 2022:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers
Fee for service and FTE-based research payments	488,168	185,268	673,436
Recharges*	38,668	5,768	44,436
Compound access fees	1,464	1,109	2,573
Milestone fees	6,054	12,012	18,066
Licenses	1,813	573	2,386
Total revenue from contracts with customers	536,167	204,730	740,897
Timing of revenue recognition
At a point in time	44,722	17,780	62,502
Over a period of time	491,445	186,950	678,395
Total revenue from contracts with customers	536,167	204,730	740,897
Revenue from contributions	10,551	—	10,551
Total Revenue	546,718	204,730	751,448

*) Comprises of material re-charges to the customer

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The following schedule shows the revenue in the financial year 2021:

in k€	EVT Execute	EVT Innovate	Evotec Group
Revenues from contracts with customers
Service fees and FTE-based research payments	422,619	99,570	522,189
Material recharges*	34,104	1,887	35,991
Compound access fees	1,532	43	1,575
Milestone fees	4,232	45,237	49,469
Licenses	—	245	245
Total revenue from contracts with customers	462,487	146,982	609,469
Timing of revenue recognition
At a certain time	38,336	47,124	85,460
Over a period	424,151	99,858	524,009
Total revenue from contracts with customers	462,487	146,982	609,469
Revenue from contributions	8,565	—	8,565
Total Revenue	471,052	146,982	618,034

*) Comprises of material re-charges to the customer

The transaction prices allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) are as follows:

in k€	December 31, 2023	December 31, 2022	December 31, 2021
In the course of the year	571,825	405,710	225,061
After one year	335,427	158,068	67,619

During the year 2023 no material revenue was recognized from performance obligations that were already fully or partially fulfilled in prior reporting periods.

In 2023, 2022 and 2021, BMS contributed more than 10% to the consolidated revenues with € 195,386k (2022: € 138,737k, 2021: € 98,616 k).

-Contract Assets-

In the course of the reporting year, contract assets changed as follows:

In k€	2023	2022
Balance as of January 1	30,516	18,614
Additions	180,305	116,215
Reclassifications to Trade Receivables due to Invoicing	(185,754)	(101,908)
Translation differences and other	(67)	(2,405)
Balance as of December 31	25,000	30,516

As of December 31, 2023 and 2022, no material risk provision was recorded.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Contract Liabilities-

As of December 31, 2023 and 2022, current and non-current contract liabilities mainly originate from the upfront payments relating to the customer contracts with BMS in the amount of € 202,238k (December 31, 2022: € 235,652k) of which € 49,153k (December 31, 2022: € 42,506k) is classified as current contract liabilities.

	Current		Non-current
In k€	2023	2022	2023	2022
Balance as of January 1	122,922	112,061	206,136	33,476
Additions	203,825	502,094	—	184,660
Reduction due to Recognition of Revenue	(279,691)	(503,747)	—	—
Reclassification from non-current to current	50,849	12,000	(50,849)	(12,000)
Translation differences and other	(318)	514	—	—
Balance as of December 31	97,587	122,922	155,287	206,136

(5) Other operating income (Loss)

-Accounting Principles-

Operating income excludes in general items that are not directly related to the Group’s operating activities, except cyber-related costs which are also included in the operating income. Activities in relation with the Group´s operating activities primarily relate to gains or losses on the disposal of material property, plant and equipment, gains or losses on the sale of Group companies, associates and joint ventures, indemnification provisions as well as disputes with minority shareholders.

Other Operating Income

The Group may receive tax credits from tax development programs in the context of qualifying R&D expenses in different jurisdictions. Such tax refunds regularly result in amounts which can be offset against taxable income, to provide a partial or full relief from tax or other payments to fiscal authorities. The Group determined that under its significant tax development programs, the feature of the credit is provided in a way which allows either offsetting against taxable income or instead, when insufficient taxable profits are available, direct reimbursement and payment in cash. In addition, the tax development programs are provided for specific activities, often limited to specific R&D expenses. As such, the Group accounts for such tax development programs as other operating income and does not account for such income as tax income or offsets tax credits from income tax expense.

In certain cases, the Group recharges costs to third parties. The income from those recharges is recognized in other operating income when it is a direct reimbursement of costs. There is no underlying direct exchange of services for this income and therefore a recognition as revenues is not suitable. The relating expenses are recognized in other operating expenses as well as in R&D expenses.

Research and development

Research activities expenses undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Refer to Note 9 for further details regarding the capitalization policy of IP R&D and other related expenses.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Government Grants

Government grants are recognized when all the conditions associated to those grants have been substantially complied with, and all attached conditions have been complied with. When the grant relates to an expense item, it is recognized as a reduction of the related expense. When the grant relates to an asset, it is recognized as income evenly over the expected useful life of the related asset.

- Personnel expenses and cost of material-

The personnel expenses of the Group in 2023 amounted to € 377,587k of which € 256,259k relate to personnel expenses outside Germany, in the UK, Italy, Switzerland (only 2021), France, and the US (2022: € 388,050k and € 284,452k respectively, 2021: € 319,353k and € 240,947k, respectively). Thereof expenses for the statutory retirement insurance amounted to € 17,041k of which € 9,788k relate to expenses outside Germany in the United Kingdom, Italy, Switzerland (only 2021), France and the US (2022: € 15,106k and k€ € 9,066k respectively, 2021: € 12,407k and € 7,566k respectively.) In addition, an amount of € 58,276k (2022: € 55,894k, 2021: € 40,309k) of the Group´s personnel expenses relate to social security expenses.

- Cost of material-

Cost of materials in 2023 amounted to € 118,918k thereof € 88,192k were cost of materials outside Germany in the UK, Italy, Switzerland (only 2021), France, Austria and the US (2022: € 120,568k and € 90,901k respectively, 2021: € 107,837k and € 83,275k, respectively.)

- Research and Development-

In 2023, research expenses mainly relate to internal Innovate R&D projects in the amount of € 56,511k (December 31, 2022: € 62,100k; December 31, 2021: € 64,064k) research activities of Execute reporting segment in the amount of € 1,319k (December 31, 2022: € 2,345k; December 31, 2021: € 2,528k) and overhead costs in the amount of € 10,699k (December 31, 2022: € 12,198k; December 31, 2021: € 8,136k). Overhead costs mainly consist of personnel overhead costs. The decrease in research and development expenses compared to financial year 2022 is mainly due to altered commencement dates for some of the Group´s R&D projects. Research and Development costs include amortization of intangible assets and depreciation of property, plant, and equipment of € 464k (December, 31 2022: € 471k; December 31, 2021:€ 1,042k).

-Selling, general and administrative expenses-

Included in selling, general and administrative expenses in 2023 are expenses for sales and marketing in the amount of € 16,869k (2022: € 13,491k, 2021: € 9,422k). Other administrative expenses in 2023 amount to € 152,741k (2022: € 142,699k, 2021: € 96,023k). The increase in administrative costs from 2022 (and 2021) to 2023 is in particular due to increased expenses for maintaining compliance with the SOX regulations, increased personnel costs as a result of company growth and higher expenses for IT services. The increase in administrations costs in 2022 compared to 2021 is further due to the introduction of a new ERP which includes associated consulting services. Included in selling, general and administrative expenses are amortization for intangible assets and depreciation for property, plant and equipment of € 43,522k (2022: € 38,025k, 2021: € 24,957k).

-Other operating income-

In 2023 and 2022, and 2021, other operating income mainly relates to refunds from Sanofi relating to the development of portfolios in Lyon in the amount of € 16,600k (2022: € 34,174k, 2021: € 35,762k). In addition, other operating income includes tax refunds in France (2023: € 24,812k, 2022: € 25,068k, 2021: € 22,691k) and similar refunds in the UK from “Research and Development Expenditure Credit” (RDEC) ( 2023: € 11,010k, 2022: € 7,250k, 2021: € 6,502k), Italy (2023: € 6,352k, 2022: € 7,342k, 2021:€ 2,784k) and Germany (2023: € 1,000k, 2022: € 3,280k, 2021: € 0k).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Other operating expense-

As of December 31, 2023 other operating expense amount to € 44,202k (December 31, 2022: € 1,965k, December 31, 2021: € 5,691k ). The increase in 2023 is mainly due to managing the impact of the cyber-attack. The costs are related to external costs such as third-party involvement from consultants or legal advisors, and internal costs in form of work contributed by Evotec staff.

(6) Income and deferred tax

-Accounting Principles-

Income taxes comprise current, non-current and deferred tax.

Income tax is recognized in the Consolidated Income Statement except to the extent that it relates to items recognized directly within equity or in Other Comprehensive Income.

Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The tax rates for domestic companies are between 27% and 32% and for foreign companies between 19% and 31%.

In cases where it is concluded it is not probable that tax authorities will accept a tax treatment, the effect of the uncertainty is reflected in the recognition and measurement of tax assets and liabilities or, alternatively, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This assessment relies on estimates and assumptions and may involve a series of judgements about future events.

New information may become available that causes the Group to change its judgement regarding adequacy of existing tax assets and liabilities. Such changes to tax assets and liabilities will impact the income tax expense in the period during which such a determination is made.

Deferred tax assets and liabilities are recognized, using the consolidated Balance Sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities according to IFRS and the amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred taxes are recognized for all taxable temporary differences, except:

●	temporary differences arising on the initial recognition of goodwill,
●	temporary differences on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences,
●	temporary differences relating to investments in subsidiaries, associates, and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the Group intends to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that there will be future taxable profits against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. The Group considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

International Tax Reform - Pillar II Framework

The Group falls within the scope of application of the so-called Pillar II framework, that entered into force in the German legislation on December 28, 2023.

As the Minimum Tax Act applies for the first-time financial years beginning on or after December 30, 2023 (“MinStG”), there was no minimum tax exposure for the fiscal year 2023. The implementation of the global minimum tax rules into domestic legislation in other jurisdictions also did not result in any minimum tax being levied in 2023.

At the same time, Pillar II legislation has been enacted or substantially enacted in a number of other jurisdictions in which the Group operates, effective for the financial year beginning January 1, 2024.

As the Group is in scope of the Pillar II legislation the group may be liable to pay a top-up tax for each jurisdiction having an effective tax rate below 15%.

During the transitional period from 2024 to 2026, the top up tax can, upon request, be deemed zero for a jurisdiction where the requirements of the country by country reporting safe harbor rules are met. The Group will exercise this option, which based on the 2023 fiscal year, would lead to the Company being exempt from minimum taxation in most of the jurisdictions in which it operates.

The Group has performed a preliminary assessment of its potential exposure based on the information currently available, however, does not expect it to have a material impact on the Group’s effective tax rate and to be liable for material top up tax payments in the countries in which it operates.

The Group has applied the exception to recognizing and disclosing information about deferred taxes relating to Pillar II income taxes, as provided by the amendment to IAS 12 issued in May 2023 and endorsed in the EU in November 2023.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Income tax expenses-

Income tax benefit and expense for the years 2023, 2022 and 2021 comprise the following.

	2023	2022	2021
	k€	k€	k€
Current taxes
- Tax expense for the year	(5,251)	(14,132)	(12,309)
- Income (expense) relating to other periods	(2,666)	156	(4,095)
Total current income taxes	(7,917)	(13,976)	(16,404)
Deferred taxes
- Tax loss carry forwards	1,606	(10,862)	(5,140)
- Temporary differences	2,991	3,140	74
Total deferred income taxes	4,597	(7,722)	(5,066)
Tax expense recognized in the income statement	(3,320)	(21,698)	(21,470)

- Reconciliation of effective tax rate-

The difference between the actual income tax expense and the result of the net income and the applicable Group tax rate in the reporting year and the previous year is made up as follows:

	2023	2022	2021
	k€	k€	k€
Income (loss) before taxes	(80,593)	(153,956)	236,980
Expected German income tax rate	32.28%	32.28%	32.28%
Expected income tax benefit (expense)	26,015	49,697	(76,497)
Non-deductible expenses	(8,274)	(59,543)	(511)
R&D tax credits	8,558	13,454	6,742
Tax free income	7,968	3,184	71,917
Permanent differences from GILTI	(156)	(3,724)	(444)
Tax effects from investments accounted for using the equity method	(8,373)	(5,152)	(9,300)
Deviation tax rates to expected tax rate	(1,343)	448	1,815
Change in tax rates	(251)	636	521
Change in recognition of deferred tax assets	(25,568)	(19,167)	(10,247)
Taxes related to prior years
Current Taxes	(2,666)	156	(4,095)
Deferred Taxes	556	(1,348)	(570)
Other	213	(341)	(801)
Effective income tax income (expense)	(3,320)	(21,698)	(21,470)
Effective income tax rate	(4.12)%	(14.09)%	9.06%

The Group tax rate includes corporate income tax plus solidarity surcharge of 15.825% and trade tax, which ranges from 11.550% - 16.625% depending on the municipality.

The tax-free income in 2023 mainly results from the revaluation of the shares in Exscientia plc, which is not subject to tax in accordance with previous years (in 2022 there was non-deductible expense for tax purposes from the devaluation of the shares).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

In 2021, the initial public offering of Exscientia plc in the United States resulted in a significant increase of the investment which impacts income and is tax free.

-Deferred Taxes-

Deferred income tax assets and liabilities calculated with the anticipated tax rates of each entity as of December 31, 2023 and 2022 relate to the following:

	Jan 1, 2023		Recognized in			Dec 31, 2023
		Recognized	other	Foreign			Deferred	Deferred
		in	comprehensive	currency	Business		tax	tax
	Net balance	profit or loss	income	translation	Combination	Net	assets	liabilities
	k€	k€	k€	k€	k€	k€	k€	k€
Property, plant and equipment	(9,457)	(2,096)	—	20	—	(11,533)	1,807	(13,340)
Intangible assets	(19,646)	6,285	—	61	—	(13,300)	4,004	(17,304)
Right of use assets	(28,839)	(770)	—	—	—	(29,609)	—	(29,609)
Financial assets	(1,446)	(965)	(419)	—	—	(2,830)	783	(3,613)
Provisions and deferred income	9,250	(1,142)	13	—	—	8,121	8,347	(226)
Lease obligations	25,278	(577)	—	—	—	24,701	24,701	—
Other	4,244	2,068	—	—	—	6,312	6,942	(630)
Tax credits	273	188	—	—	—	461	461	—
Loss carryforward	12,146	1,606	—	118	—	13,870	13,870	—
Total	(8,197)	4,597	(406)	199	—	(3,807)	60,915	(64,722)
Offsetting of tax	—	—	—	—	—	—	(46,585)	46,585
Net	(8,197)	4,597	(406)	199	—	(3,807)	14,330	(18,137)

	Jan 1, 2022		Recognized in				Dec 31, 2022
		Recognized	other		Foreign			Deferred	Deferred
		in	comprehensive		currency	Business		tax	tax
	Net balance	profit or loss	income		translation	Combination	Net	assets	liabilities
	k€	k€	k€		k€	k€	k€	k€	k€
Property, plant and equipment	(4,855)	(5,140)	—		508	30	(9,457)	1,563	(11,020)
Intangible assets	(22,348)	2,536	—		(130)	296	(19,646)	965	(20,611)
Right of use assets	(21,979)	(6,860)	—		—	—	(28,839)	—	(28,839)
Financial assets	(3,985)	2,539	—		—	—	(1,446)	453	(1,899)
Provisions and deferred income	3,965	5,640	(357)		2	—	9,250	12,759	(3,509)
Lease obligations	19,927	5,351	—		—	—	25,278	25,278	—
Other	4,949	(727)	—		22	—	4,244	5,778	(1,534)
Tax credits	1,034	(199)	(633)	*	71	—	273	273	—
Loss carryforward	22,963	(10,862)	—		45	—	12,146	12,146	—
Total	(329)	(7,722)	(990)		518	326	(8,197)	59,215	(67,412)
Offsetting of tax	—	—	—		—	—	—	(48,888)	48,888
Net	(329)	(7,722)	(990)		518	326	(8,197)	10,327	(18,524)

*Was recognized directly in equity and not through other comprehensive income.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Unrecognized deferred tax liabilities-

Concerning undistributed foreign subsidiaries earnings, temporary differences in the amount of € 15,842k were not recognized according to IAS 12.39 (December 31, 2022: € 20,576k) as the Group controls the timing of such reversal and it is not planned to distribute the foreign subsidiaries earnings.

-Unrecognized deferred tax assets-

The Company’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realized in future years. As of December 31, 2023, no additional deferred tax assets on tax loss carryforwards exceeding the recognized deferred tax liabilities, were recognized for four German, one French, one Italian, the United States entities as well as the Austrian and the Indian entity. In the following schedule, tax loss carryforwards, interest carryforwards and tax credits for which no deferred tax assets were recorded are shown. Tax loss carryforwards on different types of income taxes were aggregated into one total amount.

	2023	2022	2021
	k€	k€	k€
Tax loss carryforwards (not expiring)	572,204	474,989	307,682
Time-limited tax losses
- expiring until 2028 (2022: 2027)	24,768	13,297	21,409
- expiring 2029 to 2033 (2022: 2028 - 2032)	32,179	45,696	38,207
- expiring after 2033 (2022: 2032)	38,243	57,662	73,811
Interest carry forwards	—	—	—
Tax credits	1,181	1,313	1,286
Total	668,575	592,958	442,395

The table above does not include U.S. tax losses which are subject to s382 restrictions.

In addition to unrecognized deferred tax assets from tax loss carryforwards, a net asset position for temporary differences amounting to € 14,323k (December 31, 2022: € 11,354k; December 31, 2021: € 6,346k) was not recognized as of December 31, 2023, as there was no sufficient taxable income foreseen.

-Non-current and current tax assets-

Non-current tax receivables as of December 31, 2023 and 2022 mainly relate to tax refunds from tax development programs in the context of qualifying R&D expenses in France (crédit d’impôt recherche).

Current tax receivables as of December 31, 2023 and 2022 mainly comprise of tax refunds in relation with qualifying R&D projects in France and in the UK.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(7) Current assets and liabilities

-Accounting Principles-

Trade accounts receivable

Trade accounts receivable are initially recognized at their invoiced amounts less any deductions such as trade discounts. For trade accounts receivable, the Group applies the simplified approach with expected lifetime credit losses recognized from initial recognition of the receivables in the income statement. The provision for doubtful debts is established using an expected credit loss model (ECL) using the simplified approach in accordance with IFRS 9. The carrying amount of trade accounts receivable is reduced through the use of an allowance account. Impaired trade accounts receivables are derecognized when they are assessed as uncollectible.

Inventories

In accordance with IAS 2, inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, manufacturing, as well as other costs incurred in bringing the inventories to their present location and condition.

The cost of inventories is predominantly determined by using the weighted average cost method. Depending on the nature of inventory, the Group also applies the first-in, first-out method in rare cases. The net realizable value represents the estimated sales price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Write-downs of inventories which are considered obsolete or slow moving are computed taking into account their expected future utilization and their net realizable value. The Group also considers other reasons that the cost of inventories may not be recoverable such as damage, obsolescence, expiration date or declines in selling price.

-Trade accounts receivables-

The Group has assessed the default risk of all trade accounts receivables. The resulting valuation allowance as of December 31, 2023 amounts to € 6,453k (December 31, 2022: € 3,223k) and includes a risk provision for specific default risks of trade receivables in the amount of € 6,121k (December 31, 2022: € 2,312k) as well as for expected credit risks according to IFRS 9 in the amount of € 331k (December 31, 2022: € 911k).

The maturities of trade receivables as at December 31, taking into account risk provisions, are as follows:

	Dec 31	Dec 31
	2023	2022
	k€	k€
Not past due	57,742	139,226
Risk provision not past due	(367)	—
Past due 1-30 days	25,837	24,704
Risk provision 1-30 days	(170)	(67)
Past due 31-120 days	12,688	6,559
Risk provision 31-120 days	(280)	(469)
More than 120 days	8,582	6,109
Risk provision more than 120 days	(5,636)	(4,264)
Total trade accounts receivables	98,396	171,798

1In the published annual report 2022 the trade accounts receivables were split into the two separate line items: Trade account receivables (€ 168,653k) and accounts receivables from associated companies and other long-term investments (€ 3,146k).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The allowance for expected credit risks in accordance with IFRS 9 was recognized on the basis of estimates. The expected default rates range between 0.010% and 4.020% (December 31, 2022: 0.078% and 16.758%) and are taken into account in the allowance.

-Inventories-

Inventories consist of the following:

	Dec 31	Dec 31
	2023	2022
	k€	k€
Raw materials	25,901	27,917
Work-in-progress	4,989	1,908
Total inventories	30,890	29,825

Raw materials mainly consist of consumables, cell culture media and disposables.

The increase in work-in-progress is mainly due to new projects in Aptuit Oxford Ltd. for the manufacturing of excipients and active pharmaceutical ingredients. For these projects revenue is recognized at a point in time.

Allowances on inventories exist at the balance sheet date in the amount of € 2,573k (December 31, 2022: € 1,679k).

In 2023, € (54,987)k (2022: € (61,182)k) of inventories were recognized as an expense.

-Prepaid expenses and other current assets-

Prepaid expenses as of December 31, 2023 mainly relate to prepayments for subscriptions to IT licenses. The other current assets mainly comprise VAT-related receivables of € 17,844k (December 31, 2022: € 19,035k).

In k€	December 31, 2023	December 31, 2022
Prepaid expenses	18,395	16,948
Other current assets	32,950	40,178
Total prepaid expenses and other current assets	51,345	57,126

-Trade payables-

As of December 31, 2023 the Group’s trade payables amount to € 134,319k (December 31, 2022: € 97,277k) and consist of payables in relation with the normal cause of business.

-Other current liabilities-

As of December 31, 2023 other current liabilities included wage taxes in the amount of € 2,793k (December 31, 2022: € 1,851k) and social security liabilities with an amount of € 4,429k (December 31, 2022: € 4,472k).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(8) Property, plant and equipment

-Accounting principles-

Owned Assets

Property, plant and equipment, including leasehold improvements are recorded in the Statement of Financial Position at their acquisition price, net of accumulated depreciation and impairment losses.

The costs of property, plant and equipment comprise all directly attributable costs.

After initial measurement, property, plant and equipment is carried at cost less accumulated depreciation and impairment, except for land which is carried at cost less impairment.

Depreciation is calculated using the straight-line method over the estimated useful life of the asset, which the Group reviews at each balance sheet date. Costs related to repair and maintenance activities are expensed in the period in which they are incurred unless leading to an extension of the original lifetime or capacity. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Subsequent costs are not recognized as assets unless it is probable that future economic benefits associated with those costs will flow to the Group and those costs can be measured reliably. Borrowing costs attributable to the financing of items of property, plant and equipment, and incurred during the construction period, are capitalized as part of the acquisition cost of the item. Government grants relating to property, plant and equipment are deducted from the acquisition cost of the asset to which they relate.

The straight-line depreciation is based on the following useful lives of the asset:

Buildings	15 to 33 years
Technical equipment and machinery	3 to 15 years
Office furniture and equipment	3 to 10 years

The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Group. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts and any gain or loss is included in other operating income and expenses.

Leases

The Group leases various offices, laboratories equipment and cars. The Group determines whether an arrangement constitutes or contains a lease at inception, which is based on the substance of the arrangement. The arrangement constitutes or contains a lease if fulfillment is dependent on the use of a specific asset and the arrangement conveys a right to use the asset, even if that asset is not explicitly specified in the arrangement.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

The right-of use asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;
●	variable lease payments that are based on an index or a rate;
●	amounts expected to be payable by the lessee under residual value guarantees;
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option;
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group´s incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates, the Group would have to pay to borrow funds in the relevant country, including the consideration of factors such as the nature of the asset, its location, as well as the duration of the lease.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs;
●	restoration costs.

The right-of-use assets are subsequently accounted for using principles for property, plant and equipment.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. The Group defines short-term leases as leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture considered to be of low value (i.e., less than € 5,000).

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Property Plant and Equipment-

The development of property, plant and equipment as well as the development of the right-of-use assets in 2023 and 2022 are shown in the following tables.

	Buildings and leasehold		Plant, machinery		Furniture		Assets under
	improvements		and equipment		and fixtures		construction	Total
in k€	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	240,328	222,734	285,248	4,688	50,114	1,317	116,381	692,071	228,739
Accumulated depreciation and impairment	42,680	55,779	136,405	3,902	31,110	733	—	210,195	60,414
Balance as of January 1, 2023	197,648	166,955	148,843	786	19,004	584	116,381	481,876	168,325
Recognition of right-of-use asset	—	32,663	—	533	—	706	—	—	33,902
Acquisition through business combination	—	—	—	—	—	—	—	—	—
Capital expenditure/Additions	17,905	—	42,863	—	12,087	—	145,733	218,589	—
Disposals	521	3,963	99	100	92	11	—	712	4,074
Depreciation	17,509	19,998	36,478	684	10,972	393	—	64,959	21,075
Impairment	—	—	—	—	—	—	—	—	—
Reclassification	20,018	(1,014)	14,384	1,029	408	100	(34,925)	(115)	115
Translation differences and other	(2,570)	(180)	(948)	—	(69)	2	(1,544)	(5,130)	(178)
Total	214,971	174,463	168,565	1,565	20,365	989	225,645	629,546	177,017
Cost	274,335	249,853	339,277	4,251	61,763	1,749	225,645	901,020	255,853
Accumulated depreciation and impairment	59,365	75,390	170,713	2,686	41,397	760	—	271,474	78,836
Balance as of December 31, 2023	214,971	174,463	168,565	1,565	20,365	989	225,645	629,546	177,017

Evotec Group

Notes to consolidated financial statements for the financial year 2023

	Buildings and leasehold		Plant, machinery and		Furniture		Assets under
	improvements		equipment		and fixtures		construction	Total
in k€	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	200,865	177,602	219,534	8,077	38,661	997	40,350	499,410	186,676
Accumulated depreciation and impairment	27,657	35,722	108,517	5,384	23,677	532	—	159,851	41,638
Balance as of January 1, 2022	173,208	141,880	111,017	2,693	14,984	465	40,350	339,559	145,038
Recognition of right-of-use asset	—	38,393	—	306	—	—	—	—	38,699
Acquisition through business combination	2,594	3,940	3,309	—	(231)	338	94	5,766	4,278
Capital expenditure/Additions	23,280	—	59,305	—	11,663	—	95,618	189,866	—
Disposals	3,529	—	1,538	—	12	—	862	5,941	—
Depreciation	15,271	17,855	29,915	575	8,832	229	—	54,018	18,659
Impairment	—	—	—	—	—	—	—	—	—
Reclassification	13,009	1,524	5,345	(1,512)	1,326	10	(19,702)	(22)	22
Translation differences and other	4,357	(927)	1,320	(126)	106	—	883	6,666	(1,053)
Total	197,648	166,955	148,843	786	19,004	584	116,381	481,876	168,325
Cost	240,328	222,734	285,248	4,688	50,114	1,317	116,381	692,071	228,739
Accumulated depreciation and impairment	42,680	55,779	136,405	3,902	31,110	733	—	210,195	60,414
Balance as of December 31, 2022	197,648	166,955	148,843	786	19,004	584	116,381	481,876	168,325

The net increase in the net book value of property, plant, and equipment of € 156,363k (December 31, 2022: € 165,604k) is mainly attributed to new buildings technical equipment, and construction in progress. This is due to the continued construction of the J.POD facility in Toulouse, France (increase of € 107,299k).

(9) Intangible assets and Goodwill

-Accounting principles-

Goodwill

The Group measures goodwill at the acquisition date as being the excess of:

●Aggregate of the fair value of the consideration transferred and any recognized amount for non-controlling interests and any previous interest held, and
●the net identifiable assets acquired, and liabilities assumed.

If a preceding analysis of a purchase price allocation (PPA) results in the cost of acquisition being less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement (bargain purchase or negative goodwill).

Intangible Assets

Intangible assets with definite useful lives are recorded at cost and amortized using the straight-line method over the estimated useful lives of the assets.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Intangible assets other than goodwill with finite useful lives are tested for impairment whenever there is an indication that the asset may be impaired. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized. If the reason for a previously recognized impairment loss no longer exists, the impairment loss is reversed and the carrying amount of the asset is increased to its amortized cost.

Amortization of other intangible assets is recognized in the income statement within the relevant classification of expense by function.

Impairment losses are recognized separately in the Group´s income statement. The useful lives are as follows:

Trademarks	2 to 10 years
Developed Technologies	6 to 18 years
Patents & licenses	5 to 15 years
Customer List	5 to 8 years

Internally generated Research and Development (IP R&D)

Internally generated development expenses are recognized as an intangible asset if and only if all the following criteria can be demonstrated:

●	technical feasibility of completing the project
●	the Group´s intention to complete the project
●	the Group´s ability to use the project
●	the probability that the project will generate future economic benefits
●	the availability of adequate technical, financial and other resources to complete the project
●	the ability to measure the development expenditure reliably

Due to the risks and uncertainties relating to regulatory approval and to the research and development process, the six criteria for capitalization are usually considered not to have been met until the product has obtained marketing approval from the regulatory authorities. Consequently, internally generated development expenses arising before marketing approval has been obtained, mainly the cost of clinical trials, are generally expensed as incurred within research and development expenses.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Internally generated Development expenditures (other than IP R&D)

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Internally generated development expenses are recognized as an intangible asset if the criteria listed under “Internally generated Research and Development (IP R&D)” are met. They are amortized on a straight-line basis over the estimated useful lives of the intangible assets.

Separately acquired Research and Development (IP R&D)

Payments for separately acquired research and development are capitalized within other intangible assets provided that they meet the definition of an intangible asset:

●	expected to provide future economic benefits for the Evotec,
●	a resource that is controlled by Evotec and,
●	identifiable (i.e., it is either separable or arises from contractual or legal rights).

The Group believes that the first condition for capitalization (the probability that the expected future economic benefits from the asset will flow to the entity) is considered to be satisfied for separately acquired research and development. Consequently, upfront and milestone payments to third parties related to pharmaceutical products for which marketing approval has not yet been obtained are recognized as intangible assets, and amortized on a straight-line basis over their useful lives beginning when marketing approval is obtained.

Payments under research and development arrangements relating to access to technology or to databases, and payments made to purchase generics dossiers, are also capitalized, and amortized over the useful life of the intangible asset. Subcontracting arrangements, payments for research and development services, and continuous payments under research and development collaborations which are unrelated to the outcome of that collaboration, are expensed over the service term.

Other intangible assets not acquired in a business combination

Licenses other than those related to pharmaceutical products and research projects, in particular software licenses, are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight-line basis over their useful lives.

Internally generated costs incurred to develop or upgrade software are capitalized if the recognition criteria are satisfied, and amortized on a straight-line basis over the useful life of the software from the date on which the software is ready for use.

Other intangible assets acquired in a business combination

Other intangible assets acquired in a business combination (R&D, technologies and technologies platforms, licenses and patents etc.) that are reliably measurable are identified separately from goodwill, measured at fair value, and capitalized within other intangible assets at the acquisition date and subsequently amortized over their useful lives.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Impairment

Goodwill

Goodwill is not amortized but is tested for impairment annually and whenever impairment indicators are identified. Internal or external sources of information are considered indicators that an asset or a Cash Generating Unit (CGU) or groups of CGUs may be impaired. An impairment loss is recognized in the Consolidated Income Statement whenever and to the extent that the carrying amount of a cash generating unit exceeds the unit’s recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use.

Intangible Assets

Intangible assets that are subject to amortization are reviewed for impairment whenever triggering events or changes in circumstances indicate that the carrying value may not be recoverable.

-Goodwill-

Balances and movement of Goodwill in 2023 and 2022 are shown below:

	2023
					Translation
	At January 1	Acquisition	Disposals	Impairment	and other	At 31 December
	k€	k€	k€	k€	k€	k€
OAI/Evotec International Execute	82,223	—	—	—	1,223	83,446
OAI/Evotec International Innovate	9,164	41	—	—	55	9,219
Evotec (US) Execute	4,457	—	—	—	(155)	4,302
Aptuit Execute	146,224	—	—	—	831	147,055
Just Execute	32,751	—	—	—	(1,138)	31,613
Total	274,819	41	—	—	816	275,635

The goodwill addition in financial year 2023 to the OAI/Evotec International Innovate cash-generating unit was a result of the acquisition of the remaining 50% of NephThera GmbH.

	2022
					Translation
	At January 1	Acquisition	Disposals	Impairment	and other	At 31 December
	k€	k€	k€	k€	k€	k€
OAI/Evotec International Execute	84,480	—	—	—	(2,257)	82,223
OAI/Evotec International Innovate	9,204	—	—	—	(40)	9,164
Evotec (US) Execute	4,197	—	—	—	260	4,457
Aptuit Execute	128,845	19,622	—	—	(2,243)	146,224
Just Execute	30,843	—	—	—	1,908	32,751
Total	257,569	19,622	—	—	(2,372)	274,819

The Group has tested the cash-generating units for impairment on the annual designated test date in the fourth quarter 2023 based on the net book values as of September 30, 2023. The impairment tests are performed by determining the recoverable amount based on discounted cash flows.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The recoverable amount is based either on value in use or fair value less costs to sell in 2022. In 2023, the impairment tests for all cash generating units are based on the value in use methodology in line with achieved progress on expansion investments reflected in the underlying plan.

With the exceptions of Just Execute and OAI / Evotec International Innovate, the estimated future cash flows are based on a strategic plan of up to five years, extrapolated over a simplified transition period to a total forecast period of ten years and then extrapolated using a perpetual rate.

Due to the uncertainty inherent to the proprietary development of drugs in the Innovate business, the CGU OAI / Evotec International Innovate includes a detailed long-term forecast (exceeding 5 years) of success-based payments from the Group’s collaborations (e.g. Milestones, Royalties), including appropriate risk-adjustments.

As the J.POD is a new technology and the corresponding estimated cash flows are subject to a higher degree of uncertainty during the expected high growth in the start-up phase, the estimated future cash flows for the Just Execute cash-generating unit are based on an extended detailed planning period of nine years, after which the cash flows are extrapolated using a perpetual annuity.

Management has identified the cash flow schedule, the terminal value growth rate, and the discount rate as key assumptions to which the recoverable amount is most sensitive.

Management has determined the values for the key assumptions as follows:

Cash flow

The cash flow plan is based on past experience and management’s expectations for the future, taking into account specific expectations regarding revenue and cost allocation, growth rates, gross margins, EBITDA margins and investments.

Long term growth rate

The terminal value growth rate is based on the current estimates of long-term inflation in the regions relevant to the Group’s operations.

Discount rate

The discount rates of the cash-generating units correspond to their weighted average cost of capital before tax, based on capital market data of a peer group

The following tables show the relevant pre-tax discount rate as well as the growth rates used to determine the terminal value in the respective discounted cash flow models.

	OAI / Evotec		OAI / Evotec		Evotec
	International		International		(US)		Aptuit		Just
	Execute		Innovate		Execute		Execute		Execute
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022

Denominated in	GBP /EUR		GBP /EUR		USD		GBP /EUR		USD
Pre-tax discount rate	11.43%	10.15%	13.41%	11.93%	10.44%	9.32%	14.20%	13.12%	12.86%	11.71%
Sustainable growth rate	2%	2%	2%	2%	2%	2%	2%	2%	2%	2%

Evotec Group

Notes to consolidated financial statements for the financial year 2023

A sensitivity analysis was performed for all cash-generating units with regard to reasonable changes in the key assumptions used for 2023. The analysis was based on a 10% decrease in future cash flows, a 1 percentage point increase in the discount rate or a decrease by one percentage point in the terminal sustainable growth rate. Management concluded that in the event of these changes in key assumptions, no impairment would be recorded for any of the cash- generating units, except Just Execute. For Just Execute, an additional scenario analysis was performed, and no impairment of goodwill was identified.

The following table shows which reasonably possible changes in the key assumptions for Just Execute (base case) would cause its recoverable amount to be equal to its carrying amount.

2023
	Recoverable				Decrease in	Reduction
	amount exceeding	Applied post-tax	Increase in post-tax	Applied sustainable	sustainable	in cash
	carrying amount	discount rate	discount rate	growth rate	growth rate	flows
	in €m	in %-points	in %-points	in %-points	in %-points	in %-points
Just Execute	5.5	11.1	0.1	2.0	0.3	1.3

In 2022 management concluded that in the event of possible changes in the key assumptions, no impairment would be recorded for any of the cash-generating units.

In 2023 and 2022, the Company did not recognize any impairment losses as a result of the annual impairment tests.

-Intangible Assets-

The development of intangible assets in 2023 and 2022 is shown in the following tables.

	2023
	Patents and	Developed	Customer
In k€	Licenses	Technologies	relationships	Trademarks	Total
Acquisition and manufacturing cost
Amount beginning of the year	12,883	100,735	69,089	6,539	189,246
Foreign currency translation	(46)	(731)	(327)		(1,105)
Additions	—	3,659	—	—	3,659
Business combination	—	—	—	—	—
Reclassification	(1,672)	1,672	—	—	—
Amount end of the year	11,166	105,334	68,762	6,539	191,800
Depreciation, amortization and impairments
Amount beginning of the year	11,349	94,160	54,405	5,513	165,427
Foreign currency translation	10	(641)	(404)	—	(1,035)
Additions	84	822	5,818	222	6,946
Impairment	—	5,011	—	—	5,011
Reclass	(1,138)	1,138	—	—	—
Amount end of the year	10,304	100,490	59,819	5,735	176,348
Net book value
Amount beginning of the year	1,534	6,575	14,684	1,026	23,819
Amount end of the year	861	4,844	8,943	804	15,453

Evotec Group

Notes to consolidated financial statements for the financial year 2023

	2022
	Patents
	and	Developed	Customer
In k€	Licenses	Technologies	relationships	Trademarks	Total
Acquisition and manufacturing cost
Amount at the beginning of the year	11,211	99,784	69,089	6,539	186,623
Foreign currency Translation	—	34	—	—	34
Additions	—	917	—	—	917
Business Combinations	1,672	—	—	—	1,672
Reclassification
Amount end of the year	12,883	100,735	69,089	6,539	189,246
Depreciation, amortization and impairments
Amount at the beginning of the year	10,182	92,983	47,391	5,216	155,772
Foreign currency translation	—	(438)	45	—	(393)
Additions	1,223	1,559	6,969	297	10,048
Impairment
Reclass	(56)	56	—	—	—
Amount end of the year	11,349	94,160	54,405	5,513	165,427

Net Book value
Amount beginning of the year	1,029	6,801	21,698	1,323	30,851
Amount end of the year	1,534	6,575	14,684	1,026	23,819

Intangible assets excluding goodwill decreased by € 8,365k from € 23,819k at December 31, 2022 to € 15,453k at December 31, 2023. This decrease is mainly due to an impairment of an intangible asset within developed technologies amounting to € 5,011k and which is in relation to research and development expenses, and due to the amortization of the Evotec´s customer relationships of € 5,818k, of which € 5,540k relates to Aptuit.

(10) Financial instruments

-Accounting principles-

Non-derivative financial assets

Non-derivative financial assets comprise cash and cash equivalents, receivables and other financial assets including derivatives.

Recognition and initial measurement:

Non-derivative financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument.

Purchases and sales of non-derivative financial assets in the normal course of business are accounted for at the trade date.

Dividend and interest income are recognized when earned. Gains or losses, if any, are recorded in other financial income and other financial expense.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Non-derivative financial assets are derecognized when the rights to receive cash flows from the asset have expired or the Group has transferred its rights to receive cash flows from the asset. At initial recognition, the Group measures non-derivative financial assets at their fair value, plus, in the case of a financial asset not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in the Consolidated Income Statement.

Classification and subsequent measurement:

The Group classifies its non-derivative financial assets in the following measurement categories:

●	those that are measured subsequently at fair value;
●	those that are measured at amortized cost.

In assessing the classification, the Group considers the business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in either the Consolidated Income Statement (FYTPL) or in Other Comprehensive Income (FYTOCI).

For debt investments, assets are reclassified between FVTOCI, FVTPL and amortized cost only when its business model for managing those assets changes.

Offsetting of financial instruments

Financials assets and liabilities are only offset, and the net amount presented in the consolidated statement of financial position when, and only when, the Group has the legal right to offset the amounts and either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Cash and cash equivalents

Cash and cash equivalents include cash balances, certain money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Other financial assets

Other financial assets include convertible loans, derivatives and deposits.

Debt instruments

Debt instruments include those subsequently carried at amortized cost, those carried at FVTPL or those carried at FVTOCI.

Classification depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset.

Debt instruments that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost and are subject to impairment. Interest income from these financial assets is included in Finance income using the effective interest rate method.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

When the Group determines that an embedded derivative meets the requirement, it is separated from the host contract and accounted for as a derivative.

Debt instruments that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVTOCI and subject to impairment.

Movements in the carrying amounts are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in the Consolidated Income Statement.

When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to the Consolidated Income Statement. Interest income from these financial assets is included in financial income using the effective interest rate method. Debt instruments that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in the Consolidated Income Statement in the period in which it arises.

Other Equity investments where the Group does not possess control or significant influence

For those equity investments over which the Group has neither control nor significant influence and which are therefore measured in accordance with IFRS 9, classification will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVTOCI).

For those equity investments over which the Group has neither control nor significant influence and which are therefore measured in accordance with IFRS 9, both FVTOCI and FVTPL, the Group follows the following hierarchy determined by the unique nature of the investments. Observable market prices are the primary method when available. When these are not available but there has been an external financing round or a capital transaction with a new investor of the equity investment in which the Group did not participate, this would be taken into account.

In the absence of such an event, the Group assesses qualitative factors, such as scientific progress, as well as an analysis of the cash position of the investment. In case of promising scientific development, the acquisition costs are considered to be the best estimate of the fair value. Should the investment be a possible going concern risk with no further positive qualitative factors, the Group uses Net Asset Value as a proxy for the fair value of the investment.

The investments in early-stage companies are mainly of a strategic nature and are made for the purpose of promoting new business models and, in particular, the development of products and/or technology platforms in pharmaceutical research.

Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the Consolidated Income Statement following the derecognition of the investment. Dividends (if any) from such investments continue to be recognized in the Consolidated Income Statement when the Group’s right to receive payments is established.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Debt and other financial liabilities

Debt and other financial liabilities, excluding derivative financial liabilities and provisions, are initially measured at fair value and, in the case of debt and payables, net of directly attributable transaction costs. Debt and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate.

Debt and other financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or has expired.

Derivative financial instruments

All derivative financial instruments are accounted for at the trade date and classified as current or non-current assets or liabilities based on the maturity date or the early termination date.

The Group measures all derivative financial instruments at fair value that is derived from the market prices of the instruments, calculated on the basis of the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or derived from option pricing models, as appropriate.

Gains or losses arising from changes in fair value of derivative financial instruments are recognized in the Consolidated Income Statement. The Group does not apply hedge accounting in accordance with IFRS 9.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for trade receivables, debt investments carried at fair value through other comprehensive income (FVTOCI) and amortized costs. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

For all trade receivables and contract assets, the Group applies the IFRS 9 simplified approach to measuring ECLs.

To measure the ECLs on trade receivables and contract assets, the Group takes into account credit-risk concentration, collective debt risk based on average historical losses as well as days past due.

The Group also may factor in specific circumstances such as serious adverse economic conditions in a specific country or region, and other forward-looking information.

The Group may also apply individual credit losses on identified trade account receivables or contract assets depending on individual circumstances.

Other financial income and expense

Financial income comprises interest income on funds invested (including financial assets), dividend income, net gains on the disposal of financial assets, net fair value gains on financial assets at FVTPL, net gains on the remeasurement to fair value of any pre-existing interest in an acquiree, and net gains on foreign exchange impacts that are recognized in the Consolidated Income Statement.

Other financial income is recognized on an accrual basis in the Consolidated Income Statement, using the effective interest method. Dividend income is recognized in the Consolidated Income Statement on the date that the Group’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Other financial expenses comprise interest expenses on borrowings, unwinding of the discount on provisions and contingent consideration, losses on disposal of financial assets, net fair value losses on financial assets at FVTPL, impairment losses recognized on financial assets (other than trade receivables), net interest expenses related to defined-benefit plans, interest on lease liabilities and net losses on foreign exchange impacts that are recognized in the Consolidated Income Statement.

Evotec’s interest expenses relate primarily to financial liabilities measured at amortized cost.

-Cash and cash equivalents and short-term investments-

The balances of cash and cash equivalents as of 31 December are as follows:

In k€	2023	2022
Cash at banks and on hand	237,562	231,614
Short term deposits	35,000	—
Money market funds	238,346	183,540
Total	510,909	415,155

As of December 31, 2023 the Group´s balance of cash and cash equivalents and investments is € 604,112k (December 31, 2022: € 718,489k), thereof short-term investments of € 93,203k (December 31, 2022: € 303,334k). Fixed-term investments are measured at amortized cost and bonds are measured at fair value through OCI (note 15). Money market funds that are classified under cash and cash equivalents are measured at FVOCI. While managing liquidity, the Group is investing in deposits with maturities beyond three months which are also included in investments. These deposits are measured at amortized costs.

As of December 31, 2023, the expected credit loss on cash and cash equivalents and short-term investments has remained unchanged compared to last year (December 31, 2022: € 225k).

As of December 31, 2023, € 11,819k of the cash balances with credit institutions were restricted (December 31, 2022: € 14,458k). This amount includes grants for specific projects and rent deposits.

-Other current financial assets-

Other current financial assets include mainly convertible loans, interest receivables and deposits. In addition, this position also comprises the positive fair values of forward exchange contracts which amount to € 6,137k as of December 31, 2023 (December 31, 2022: € 8,215k).

-Other long-term investments-

The development of investments measured at fair value in accordance with IFRS 9 is shown below:

In k€	2023	2022
Balance at January 1	131,042	268,793
Additions	10,199	46,137
Additions due to discontinued use of equity method	1,906	—
Reduction due to change to accounting according to the equity method	(2,369)	—
Fair value adjustments recognized in profit or loss	(3,678)	(172,159)
Adjustments to fair value, recognized in OCI	(1,506)	(11,729)
Net book value December 31	135,593	131,042

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The loss of € 1,506k due to fair value adjustments recognized in other comprehensive income includes a loss of € 1,080k from financial assets designated at fair value through other comprehensive income.

Investments are periodically reviewed for changes in their fair value. The fair value adjustments of € (3,678)k mainly relate to measurement losses of € 14,958k which were partially offset by a measurement gain of € 11,280k relating to Exscientia Ltd whose share price increased from USD 5.33 on December 31, 2022 to USD 6.41 on December 31, 2023.

-Loan liabilities-

Throughout the years 2023 and 2022, the Group met all covenants under the various loan agreements shown below. All loans are unsecured.

				December 31,
				2023	2023	2022	2022
		Nominal interest	Maturity	Fair	Carrying	Fair	Carrying
Country of lender	Currency	Rate	until	Value	amount	Value	amount
				k€	k€	k€	k€
Germany	EUR	fixed interest rate of 0.8 % to 2%	2024-2029	202,727	243,583	137,278	150,171
Germany	EUR	variable interest rate of 4.8% to 5%	2024-2026	64,088	64,500	61,003	64,500
Germany	EUR	1.60%	2024-2027	67,631	75,000	71,846	75,000
Germany	EUR	1.20%	2029	5,010	5,647	6,358	6,722
Germany	EUR	1.40%	2031	15,814	18,458	19,099	20,367
Italy	EUR	fixed interest rate of 1.3 % to 4.5%	2026-2027	340	367	729	757
Italy	EUR	variable interest rate 4.5%	2027	421	434	489	500
France	EUR	fixed interest rate of 0.00% to 0.55%	2025	23,216	27,876	10,038	10,742
				379,247	435,865	306,840	328,759

Current loan liabilities as of December 31, 2023 include interest liabilities of € 1,193k (December 31, 2022: € 1,092k).

As of December 31, 2023, the Group maintained unutilized lines of credit totaling € 141,086k (December 31, 2022: € 245,509k). On December 29, 2022, the Group signed a facility agreement of € 150,000k with the European Investment Bank (EIB). As of December 31, 2023, the Group has drawn € 93,290k from this facility agreement.

-Leases-

The Group has lease contracts for various items of real estate, vehicles and other equipment used in its operations. The Group has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the Group to potential future cash outflows. Future cash outflows for leases that have not yet begun are set out in the explanation “(18) Commitments and contingencies”. In addition, the Group is not committed to leases not yet commenced. The Group’s lease contracts do not contain any financial covenants.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Set out below are the carrying amounts of the lease liabilities and the movements during the period:

In k€	2023	2022
Amount beginning of the year	176,823	150,437
Foreign currency Translation	(958)	(923)
Additions	33,975	38,784
Business combination	—	3,962
Disposals	(4,086)	(232)
Accretion of interest	5,831	3,841
Payments	(22,446)	(19,046)
Amount end of the year	189,140	176,823

The lease liabilities of the Company are due as follows:

In k€	2023	2022
Current portion of lease obligations	19,115	14,825
Long-term lease obligations	170,025	161,998
	189,140	176,823

The Group’s cash outflows for leases amounted to € 22,446k in 2023 (2022: € 19,046k; 2021: € 20,665k).

The following amounts are recognized in profit or loss:

in k€	2023	2022	2021
Depreciation expense of right-of-use assets	21,075	18,659	15,829
Interest expense on lease liability	5,831	3,841	3,728
Expense relating to short-term leases	236	476	839
Expense for leases on an asset of low value	62	50	56
Total amount recognized in profit or loss	27,205	23,026	20,452

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Reconciliation of cash flow from financing activities-

The following tables show the reconciliation of cash flow from financing activities to changes in financial liabilities in 2023 and 2022.

	Loans	Lease Obligations	Bonds
	k€	k€	k€
Balance as of Jan 1, 2023	329,851	176,823	3
Proceeds from issuance of loans	219,923	—	—
Repayments	(112,880)	(22,446)	—
Interest paid	(12,853)	—	—
Cashflow from financing activities	94,189	(22,446)	—
Non-cash transactions:
Disposal of finance lease obligation	—	(4,086)	—
Foreign currency translation	—	(958)	—
Interest expense	11,739	—	—
Change in accrued interest and other	1,279	5,831	—
Issue of finance lease obligation	—	33,975	—
Balance as of Dec 31, 2023	437,058	189,140	3

	Loans	Lease Obligations	Bonds
	k€	k€	k€
Balance as of Jan 1, 2022	362,480	150,438	3
Proceeds from issuance of loans	—	—	—
Repayments	(34,067)	(19,046)	—
Interest paid	(5,731)	—	—
Cashflow from financing activities	(39,798)	(19,046)	—
Non-cash transactions:
Disposal of finance lease obligation	—	(232)	—
Foreign currency translation	—	(1,120)	—
Interest expense	9,083	—	—
Change in accrued interest and other	(1,914)	4,068	—
Issue of finance lease obligation	—	42,716	—
Balance as of Dec 31, 2022	329,851	176,823	3

-Current financial liabilities-

Current financial liabilities of € 149,096k in 2023 (2022: € 23,468k) consist of current loan liabilities of € 129,971k (2022: € 1,556k), current portion of lease obligations of € 19,115k (2022: € 14,825k) as well as other current financial liabilities of € 10k (2022: € 7,087k). Other current financial liabilities relate to negative fair values of forward exchange contracts.

(11) Investments accounted for using the equity method

-Accounting Principles-

The Group, in the course of its business, may enter into arrangements where it will exercise joint control over entities resulting in classifying these operations as joint ventures or joint operations depending on the rights and obligations arising from the contractual arrangement.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Alternatively, it may enter into arrangements where it holds 20 to 50 percent of the voting rights and exercises significant influence resulting in these companies being classified as associate companies.

Investments in associates and joint ventures are accounted for using the equity method.

The Group’s share of profit of joint ventures is classified within non-operating profit as these operations do not form an integral part of the Group’s financial performance, reflecting its non-core business activities.

The Group’s share of profit (loss) of associates is classified below Operating profit.

Goodwill arising from an acquisition is included in the carrying amount of the investments in joint ventures and associated companies.

Equity accounting is discontinued when the carrying amount of the investment together with any long-term interest in a joint venture or in an associate reaches zero, unless the Group has either incurred or guaranteed additional obligations in respect of the joint venture or associate.

Impairment of Joint Ventures and Associates

The Group tests investments in joint ventures and associates for which it does not possess control but has significant influence for impairment on a regular basis and when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment.

Objective evidence of impairment includes but is not limited to the net asset value being below carrying amount, absence of scientific progress, significant financial difficulties of the joint venture, associate or information about significant changes with an adverse effect that have taken place in the economic environment in which it operates and indicates that the carrying amount may not be recovered.

-Investment in associates-

Individually immaterial shares in companies accounted for using the equity method are presented in aggregate, provided that at the balance sheet date the equity book value did not exceed € 10,000k or Evotec’s share of earnings in the result (Share of profit in associate and Impairment combined) were less than € 1,000k in the company’s profit or loss. At the balance sheet date, six investments were classified as significant, and four investments were classified as insignificant.

The additions to the significant investments in 2023 are entirely related to financing rounds (capital contributions).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The following table summarizes the development of the investments in associates during year 2023:

		Centauri		Dark Blue	Topas	Tucana
	Autobahn	Therapeutics	Curexsys	Therapeutics	Therapeutics	Bioscienes	Insignificant
In k€	Labs LLC	GmbH	GmbH	Ltd.	GmbH	Inc.	investments	Total
Balance at January 1, 2023	1,371	—	3,967	4,022	405	2,325	3,954	16,043
Investment	2,360	3,455	—	—	2,023	—	—	7,838
Share of profit in associate	(3,730)	(309)	(968)	(4,022)	(2,428)	(775)	(650)	(12,881)
Impairment	—	(3,336)	(2,999)	—	—	(579)	(960)	(7,875)
Dividend earned	—	—	—	—	—	—	(424)	(424)
Divestment	—	—	—	—	—	(970)	—	(970)
Reclassification due to change of control	—	2,369	—	—	—	—	(1,029)	1,341
Balance at December 31, 2023	—	2,179	—	—	—	—	892	3,071

The following table provides an overview of the development of the investments in 2022:

		Breakpoint		Dark Blue	Quantro	Topas
	Autobahn	Therapeutics	Curexsys	Therapeutics	Therapeutics	Therapeutics	Insignificant
In k€	Labs LLC	GmbH	GmbH	Ltd.	GmbH	GmbH	investments	Total
Balance at January 1, 2022	—	2,774	4,212	405	1,307	1,497	2,873	13,068
Investment	3,634	—	2,564	7,167	1,250	1,821	2,505	18,940
Share of profit in associate	(2,263)	(2,774)	(2,809)	(3,550)	(510)	(2,913)	(1,147)	(15,965)
Impairment	—	—	—	—	—	—	—	—
Dividend earned	—	—	—	—	—	—	—	—
Divestment	—	—	—	—	—	—	—	—
Reclassification due to change of control	—	—	—	—	—	—	—	—
Balance at December 31, 2022	1,371	—	3,967	4,022	2,047	405	4,231	16,043

Further financial information on the significant investments accounted for using the equity method is presented below:

2023

		Centauri		Dark Blue	Quantro
	Autobahn	Therapeutics	Curexsys	Therapeutics	Therapeutics
In k€	Labs LLC	GmbH	GmbH	Ltd.	GmbH
Current assets	1,272	9,451	1,071	4,321	613
Non-current assets	727	—	421	248	5,072
Current liabilities	2,257	—	148	1,087	2,902
Non-current liabilities	—	—	—	9,098	483
Revenues from Jan 1 to Dec 31	—	597	—	—	2,353
Net income Jan 1 to Dec 31	(10,667)	(3,448)	(2,176)	(9,210)	(890)
Share of profit in associate	(3,730)	(309)	(968)	(4,022)	(194)

Evotec Group

Notes to consolidated financial statements for the financial year 2023

2022

		Breakpoint		Dark Blue	Quantro	Topas
	Autobahn	Therapeutics	Curexsys	Therapeutics	Therapeutics	Therapeutics
In k€	Labs LLC	GmbH	GmbH	Ltd.	GmbH	GmbH
Current assets	4,029	7,204	3,409	14,244	4,392	6,795
Non-current assets	6	2	484	32	445	—
Current liabilities	672	1,068	302	1,065	1,666	843
Non-current liabilities	—	143	85	8,208	—	—
Revenues from Jan 1 to Dec 31	—	—	15	—	1,321	—
Net income Jan 1 to Dec 31	(6,144)	(11,789)	(6,940)	1,025	(797)	(9,340)
Share of profit in associate	(2,263)	(2,774)	(2,809)	(3,550)	(510)	(2,913)

(12) Employment, Post-Employment Benefits and Share Compensation Plans

-Accounting Principles-

Short-term employee benefits

Short-term employment obligations are measured on an undiscounted basis and are expensed as the related service is provided. The Group recognizes a liability and an expense for bonuses and incentives based on a formula that takes into consideration the profit attributable to the Group´s shareholders after certain adjustments.

Defined contributions schemes

A defined-contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined-contribution pension plans are recognized as an employee benefit expense in the income statement in the periods during which services are rendered by employees. The Group´s contribution rate is employee-specific and depends on the amount of an employee’s contribution and the relevant legislation.

Defined benefits schemes and Jubilee provisions

A defined-benefit plan is a post-employment benefit plan other than a defined-contribution plan. Plans for which the Group has no legal or constructive obligation to pay further amounts, but to which it does pay non-fixed contributions, are also treated as a defined-benefit plan.

The net pension asset or liability recognized in the consolidated statement of financial position in respect of defined-benefit post-employment plans is the fair value of plan assets less the present value of the projected defined-benefit obligation at the balance sheet date.

The defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. Recognized assets are limited to the present value of any reductions in future contribution or any future refunds.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The net pension liability (asset) is presented as a long-term provision; no distinction is made for the short-term portion. Pension costs in respect of defined-benefit post-employment plans primarily represent the increase of the actuarial present value of the obligation for post-employment benefits based on employee service during the year and the interest on the net recognized asset or liability in respect of employee service in previous years. Remeasurements of the net defined-benefit asset or liability comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (excluding interest). The Group recognizes all remeasurements in other comprehensive income and reclassifies them later to the Group´s income statement.

The Group recognizes gains and losses on the settlement of a defined-benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined-benefit obligation being settled, as determined on the date of settlement, and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement. Past service costs arising from the introduction of a change to the benefit payable under a plan or a significant reduction of the number of employees covered by a plan (curtailment) are recognized in full in the consolidated income statement.

The Group´s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, such as jubilee entitlements. That benefit is discounted to determine its present value. Remeasurements are recognized in the consolidated income statement in the period in which they arise.

Other long term employment benefits

Other long-term employment benefits include long-service leave or sabbatical leave, medical aid, jubilee or other long-service benefits, long-term disability benefits and, if they are not expected to be settled wholly within twelve months after the year end, profit sharing, variable and deferred compensation. The measurement of these obligations differs from defined benefit plans in that all remeasurements are recognized immediately in the statement of income.

Stock Options and Share Performance Awards

The Group operates various equity-settled share-based compensation plans for which the Company applies the regulations of IFRS 2. The fair value of the employee services received in exchange for the grant of the options or shares is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The amounts are charged to the income statement over the relevant vesting periods and adjusted to reflect actual and expected levels of vesting. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

All plans are settled in shares. The grant-date fair value of equity-settled share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the vesting period of the award.

The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

The expense or credit in the consolidated income statement for a period represents the movement in cumulative expense recognized at the beginning and end of that period. Service and non-market performance conditions are not taken into account when determining the grant-date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group´s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant-date fair value.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met.

When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss. The dilutive effect of outstanding options and shares is reflected as additional share dilution in the computation of diluted earnings per share.

-Defined contribution schemes-

The Group operates a defined contribution plan in the United Kingdom and makes additional contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Group to the fund (and to the employees’ own pension schemes) and amounted to € 3,926k in 2023 (2022: € 3,346k).

The Group operates defined contribution (401(k)) plans in the US and made contribution of € 1,784k during 2023 (2022: € 575k).

-Defined benefit schemes and jubilee provision-

Germany

The Group has a defined benefit scheme for one former member of the Management Board of Evotec SE and for Evotec DS.

The provisions for both companies amounted to € 645k as of December 31, 2023 (2022: € 722k).

France

The Group runs a jubilee scheme where a lump sum payment is provided to all employees upon retirement. The amount is dependent on different factors such as years of service with the company, compensation at retirement age (between age of 63 and 65) and collective agreements. This is a legal requirement.

The Group also runs a work anniversary awards agreement. The lump sum amount is defined by the collective agreement and based on the number of years of service with the Group.

The Group operates a defined benefit plan for employees in France. Due to a pension reform in France the Group recorded a gain of € 830k in Past service costs. The mortality tables (issued by INSEE TD/TV 2017 ‐ 2019) were applied in the actuarial report that is used for measuring the French employee benefit obligations.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The movement in employee benefit obligations of the French entities is broken down as follows:

	2023	2022
	Present	Present
	value of	value of
In k€	obligation	obligation
As of January 1	(14,499)	(15,310)
Benefit payments from the employer	617	749
Current service cost	(1,266)	(1,361)
Past service costs	830	—
Operating costs, net	(436)	(1,361)
Interest expense (income)	(428)	(116)
Amount recognized in the Income Statement	(864)	(1,478)
Remeasurements:
(Gain)/loss from change in demographic assumptions	(12)	(11)
(Gain)/loss from change in financial assumptions	(105)	2,033
(Gain)/loss from experience	(8)	(483)
Amounts recognized in Other Comprehensive Income	(125)	1,539
As of December 31	(14,872)	(14,499)

¹ For the financial year 2023, this table includes retiring allowances as well as long service awards for France whereas the table on the employee benefit obligations in published annual report 2022 included only pensions but for France and Germany. The previous year figures have been adjusted accordingly.

The following table shows the significant assumptions which have been applied in the measurement of the employee benefit obligations:

	Discount Rate		Salary Increase
%	2023	2022	2023	2022
France	3.25%	3.35%	3.00%	3.00%

If the below parameters would increase/decrease by 0.5%, the benefit obligations would change as follows:

	2023		2022
	Increase	Decrease	Increase	Decrease
+0.5/-0.5%	k€	k€	k€	k€
Discount rate	648	(702)	598	(645)
Salary increase	(701)	652	—	—

The average duration of the pension plan is 9.1 years, and the average duration of the long service awards is 12.5 years as of December 31, 2023. (2022 respectively 9.1 years and 12.5 years). The expected service costs for 2024 amount to € 1,389k.

Expenses for the statutory retirement obligations are explained in Note (5).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Share performance awards-

In order to continue to incentivize executives in the form of variable compensation components with long-term incentives, in June 2022, June 2020 and June 2017, the Annual General Meeting approved the respective conditional capital required for the so-called Restricted Share Plan 2020 (“RSP 2020”) as well as the so-called Share Performance Plan 2022 (“SPP 2022”) and Share Performance Plan 2017 (“SPP 2017”). Under these plans, Restricted Share Awards (“RSA”) for up to 1,200,000 shares (RSP 2020) and Share Performance Awards (“SPA”) for up to 6,000,000 shares (SPP 2022) and 6,000,000 shares (SPP 2017) of Evotec SE ordinary bearer shares without par value (no-par value shares) may be issued to members of the Management Board and other executives upon maturity. Each RSA grants one subscription right to Evotec SE shares, while each SPA grants up to two subscription rights to Evotec SE shares, each of which in turn entitles the holder to subscribe for one Evotec SE share.

SPAs from SPP 2022 and SPP 2017 will be automatically exercised within 10 trading days after the end of the four-year holding period, while RSAs from RSP 2020 can be exercised at the earliest after four years and up to five years after the respective issue date. The RSAs will also be automatically exercised at the end of the five-year period if no exercise has been made. The holder must contribute €1.00 per share at the time of exercise under all plans described above.

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

SPAs from SPP 2022 and SPP 2017 can only be exercised if and to the extent that two defined equally weighted performance targets (“Key Performance Indicators”) are achieved within each of the four consecutive calendar years. These performance indicators consist of Evotec’s share price (relevant here is the XETRA price) and the relative total shareholder return for the SPP 2017, which is derived by comparison with the return of the TecDax index. For the SPP 2022 the performance indicators consist of the relative total shareholder return and revenue growth weighted equally. Additionally, the achievement of the KPIs of the SPP 2022 is dependent on an ESG-performance target. The performance targets for each individual tranche of the SPAs are set by the Supervisory Board annually at the time of issue. The Share Performance Plan 2022 and the Share Performance Plan 2017 are subject to certain restrictions with regard to issuance periods and allocation of awards to members of the Executive Board or selected executives.

On February 14, 2023, Evotec’s Management Board approved the U.S. Restricted Share Unit Plan (“U.S. RSU Plan”). The U.S. RSU Plan became effective May 31, 2023. The U.S. RSU Plan provides for the grant of restricted share units, which payment may be granted in the form of shares, American depository shares, each representing one-half of one Evotec SE ordinary share (ADSs), or cash amounts as the Management Board determines to be consistent with best interests of the Company, Evotec and its shareholders and in accordance with the purpose of the U.S. RSU Plan. The Group accounts for the U.S RSU Plan as settled in shares. The number of restricted share units granted in the 12 months period ended December 31, 2023 totaled 603.161. The exercise of the share units under the RSU does not require the achievement of any Key Performance Indicators. Therefore, the fair value of these share units of 9.50 USD has been determined based on the share price on the grant date and an assumed fluctuation rate of 5%.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

A summary of the status of the Share Performance Plans as of December 31, 2023 and 2022 and the changes during the year then ended is presented as follows:

	December 31
	2023	2023	2022	2022	2021	2021
	Share	Weighted	Share	Weighted	Share	Weighted
	Performance	average	Performance	average	Performance	average
in k€	(Awards SPAs)	exercise price	(Awards SPAs)	exercise price	(Awards SPAs)	exercise price
	in thousands	in € per share	in thousands	in € per share	in thousands	in € per share
Granted SPAs at the beginning of the year	1,505	1.00	1,325	1.00	1,570	1.00
SPAs granted	1,489	1.00	469	1.00	609	1.00
Exercised SPAs	(233)	1.00	(209)	1.00	(701)	1.00
Expired SPAs	—	1.00	(80)	1.00	(152)	1.00
SPAs granted at the end of the year	2,761	1.00	1,505	1.00	1,325	1.00
Thereof exercisable	—	1.00	—	1.00	—	1.00

The SPAs in this table includes the RSPs, SSPs and RSUs

Evotec’s average weighted share price at the exercise day of SPAs in financial year 2023 was € 19.38 (December 31, 2022: € 34.27; December 31, December 31, 2021: € 37.97). In the financial year 2023, 227,555 Awards (December 31, 2022: 139,229 Awards; December 31, 2021: 160,048 Awards) from the total granted 1,489,411 SPAs (December 31, 2022: 468,706 SPA’s; December 31, 2021: 608,710 SPA’s) were given to the members of the Management Board. The SPAs exercised in 2023 correspond to 233,083 shares (December 31, 2022: 344,458 shares; December 31, 2021: 1,195,954 shares).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The fair value of the grant of SPA was estimated on the date of grant using a Monte-Carlo-Simulation model with the following assumptions:

	RSP 2020	SPP 2022	RSP 2020	RSP 2020
	granted	granted	granted	granted
	October	March	October	May
	2023	2023	2022	2022
Risk-free interest rate in %	2.66	2.84	2.03	0.57
Volatility of the Evotec SE share in %	45.00	50.00	51.00	45.00
Volatility of the TecDAX index in %.	—	24.00	—	—
Fluctuation in %	5.00	5.00	5.00	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00
Share price on the day of issue in €	16.79	16.67	19.47	25.26
TecDAX index price on the day of issue in points	—	3,202.25	—	—
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €	—	12.36	—	22.87
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €	15.91	17.07	18.57	24.29

	SPP 2017	RSP 2020	RSP 2020	SPP 2017
	granted	granted	granted	granted
	January	October	May	February
	2022	2021	2021	2021
Risk-free interest rate in %	(0.46)	(0.43)	(0.57)	(0.78)
Volatility of the Evotec SE share in %	37.00	35.00	40.00	42.00
Volatility of the TecDAX index in %.	17.00	—	—	29.00
Fluctuation in %	0.0 - 5.0	5.00	0.0 - 5.0	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00
Share price on the day of issue in €	34.90	44.98	35.49	32.25
TecDAX index price on the day of issue in points	3,411.87	—	—	3,375.67
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €	31.30	—	33.50	31.34
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €	33.66	43.96	34.47	36.65

For all share performance awards and restricted share awards, a total of € 9,630k was recognized as current service cost in operating expenses in the consolidated statement of income in 2023 (2022: € 9,919k and 2021: € 7,805k). Of this amount, € 2,456k relate to share performance awards of the Management Board in 2023 (2022: € 2,791k; 2021: € 2,002k). In 2023, 2022 and 2021, no current service costs related to stock options were recognized. The expenses related to accelerated vesting are included in the current service cost.

The performance measurement period for all issues started on January 1 of the respective year. An expected dividend yield of zero applies to all models. Depending on the nature of the respective plan, the expected duration is either four or five years. The expected volatilities are based on the historical volatilities of the year prior to the grant date.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(13) Provisions

- Accounting principles -

Provisions are recognized as a result of past events, if the Group has:

●	a present legal or constructive obligation,
●	the amount can be estimated reliably, and,
●	it is more likely than not that an outflow of resources will be required to settle the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from such a contract are lower than the unavoidable expenses of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected expenses of terminating the contract and the expected net expense of continuing with the contract. Before a provision is established, the Group recognizes any impairment expense on the assets associated with that contract.

- Provision -

The current provisions consist of the following:

	December 31,	December 31,
in k€	2023	2022
Other personnel expenses	41,490	47,490
Pensions	2,184	1,730
Other provision	1,491	5,190
Total current provisions	45,165	54,410

The non-current provisions consist of the following:

	December 31,	December 31,
in k€	2023	2022
Pensions	11,985	12,531
Other personnel expenses	2,164	1,209
Other provisions	1,913	2,687
Total non-current provisions	16,063	16,427

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The following table summarizes the development of total provisions recorded during 2023:

					Foreign
	Jan 1,	Business			currency		Dec 31,
	2023	combination	Consumption	Release	exchange	Additions	2023
	k€	k€	k€	k€	k€	k€	k€
Other personnel expenses	48,699	—	37,851	10,858	91	43,573	43,654
Pensions	14,261	—	735	579	8	1,215	14,170
Other provisions	7,877	—	1,011	4,588	(179)	1,303	3,404
Total	70,837	—	39,596	16,025	(80)	46,091	61,228

The following table summarizes the development of total provisions recorded during 2022:

					Foreign
	Jan 1,	Business			currency		Dec 31,
	2022	combination	Consumption	Release	exchange	Additions	2022
	k€	k€	k€	k€	k€	k€	k€
Other personnel expenses	36,012	419	23,105	3,374	(2,525)	41,272	48,699
Pensions	14,428	553	1,629	1,404	(12)	2,325	14,261
Other provisions	6,841	287	1,103	3,182	(63)	5,097	7,877
Total	57,281	1,259	25,837	7,960	(2,600)	48,694	70,837

The provision for personnel expenses mainly consists of bonus accruals (December 31, 2023: € 13,817k; December 31, 2022: € 26,704k) and accrued vacation (December 31, 2023: € 18,454k; December 31, 2022: € 16,637k). The provision for pensions mainly relates to pensions in France (see Note 12).

The other provisions mainly consist of earn-out provisions (December 31, 2023: € 311k; 31 December 2022: € 306k), audit fees (December 31, 2023: € 1,964k; December 31, 2022: € 2,111k) and maintenance fees (December 31, 2023: € 376k; December 31, 2022: € 1,483k).

(14) Financial Risk Management

The Group is exposed to several types of financial risks. The Group does not purchase or hold any derivative financial instruments for speculative purposes.

- Liquidity Risk-

Revenue fluctuations, external events and changes in the business environment might negatively impact the Group’s short- to mid-term profitability and cash reserves. To actively address any related risk, the Group’s management has defined minimum liquidity levels and prepared a scenario planning to safeguard its cash position. The Group believes that existing liquidity reserves are sufficient to cope with the cumulative impact of all identified risks. The Group currently has sufficient liquidity reserves, due to a public placement in the United States in 2021 and securing additional external debt financing in 2023, most significantly a 150m unsecured loan facility from the European Investment Bank. However, the option of increasing capital is always considered. This additional financing might be required if new opportunities arise in terms of M&A or in-licensing. The Group does not intend to engage in projects unless adequate funding is allocated or secured. Given the current business environment with economic and political uncertainties, the Group assesses the associated liquidity risks still to be low (previous year: low).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The general risk of losing a significant amount of cash in cash investments is continuously mitigated by spreading the investments across several different banks in high-credit quality instruments in full compliance with the Group’s approved investment policy. The Group monitors its banks and investments on an ongoing basis. Therefore, the Group assesses the current default risks to be low, remaining unchanged in comparison to the previous year.

Currency exchange movements also impact the Group’s reported liquidity primarily through the translation of liquid assets held in U.S. Dollars or Pound Sterling into Euros. A portion of the funds is held in currencies other than Euro to meet local operating needs. This risk has increased due to extensive political uncertainty and a potentially strong market reaction in the forthcoming months but was already subject to increasing volatility in previous years.

The contractual maturities of the financial liabilities, including the estimated interest payments as of December 31, 2023 and 2022 are shown in the following tables:

	December 31, 2023
	Carrying	Contractual	Due in	Due in	Due in more
	amount	Cashflow	1 year	2 - 5 years	than 5 years
	k€	k€	k€	k€	k€
Non-derivative financial liabilities
Loans	(437,058)	(448,999)	(133,666)	(159,790)	(155,542)
Lease obligations	(189,140)	(204,291)	(23,476)	(91,682)	(89,132)
Contingent consideration	(311)	(334)	(334)	—	—
Trade accounts payable	(134,319)	(134,319)	(134,319)	—	—
Other financial liabilities	(23,960)	(23,960)	(22,572)	(1,387)	—
Total non-derivative financial liabilities	(784,787)	(811,902)	(314,368)	(252,860)	(244,674)
Derivative financial liabilities
Interest rate swaps/Foreign currency forwards	(193)	(193)	(60)	(133)	—
Total derivative financial liabilities	(193)	(193)	(60)	(133)	—

	December 31, 2022
	Carrying	Contractual	Due in	Due in	Due in more
	amount	Cashflow	1 year	2 - 5 years	than 5 years
	k€	k€	k€	k€	k€
Non-derivative financial liabilities
Loans	(329,851)	(345,522)	(7,266)	(272,749)	(65,507)
Lease obligations	(176,823)	(186,894)	(19,422)	(78,152)	(89,320)
Contingent consideration	(306)	(372)	(76)	(291)	(5)
Trade accounts payable	(97,277)	(97,277)	(97,277)	—	—
Other financial liabilities	(17,871)	(17,871)	(16,894)	(977)	—
Total non-derivative financial liabilities	(622,128)	(647,936)	(140,935)	(352,168)	(154,832)
Derivative financial liabilities
Interest rate swaps/Foreign currency forwards	(7,358)	(7,358)	(6,965)	(393)	—
Total derivative financial liabilities	(7,358)	(7,358)	(6,965)	(393)	—

- Currency Risk-

The Group is exposed to foreign exchange risk as the Group entities enter into revenues, purchases, and other transactions in a currency other than the functional currency of the respective Group entity. The functional currencies of the Group entities are mainly Euro, US Dollar and British Pound. In the course of their ordinary business activities, the Group companies are exposed in particular to exchange rate fluctuations between US Dollar, British Pound and Euro.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The table below shows the average exchange rates as well as the exchange rates as of December 31, 2023 and December 31, 2022, in each case against the Euro:

	Annual average exchange rate		Closing rate Dec 31
	2023	2022	Dec. 31
	Jan 1 - Dec 31	Jan 1 - Dec 31	2023	2022
	€	€	€	€
USD	0.92484	0.9496	0.9050	0.9376
GBP	1.149707	1.1727	1.1507	1.1275

A strengthening (weakening) of the Euro, the US Dollar and the British Pound among themselves and against other currencies, as shown below as at December 31, would lead to an increase (reduction) in equity and earnings with the amounts mentioned below. This analysis relates to financial instruments held for sale on condition that all other variables remain constant and ignore the impact of purchases and sales.

	2023
	USD		GBP		EUR
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)
Result	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)

	2022
	USD		GBP		EUR
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	31,007	(31,007)	3,967	(3,967)	34,974	(34,974)
Result	31,007	(31,007)	3,967	(3,967)	34,974	(34,974)

	2021
	USD		GBP		EUR
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	42,053	(42,053)	6,643	(6,643)	48,699	(48,699)
Result	42,053	(42,053)	6,643	(6,643)	48,699	(48,699)

The Group manages foreign exchange exposure by incurring certain expenses in the currency of the local operating business and through selected hedging transactions such as foreign currency forward contracts. The hedging instruments used do not expose the Group to any significant additional risk. The objective of these transactions is to reduce the exposure of exchange rate fluctuations of the Group’s foreign currency denominated cash flows. The Group does not enter into derivative transactions for trading or speculative purposes. Foreign currency contracts are accounted for at fair value. Foreign currency derivative accounting gains and losses are included in non-operating income and expense amounted to a net gain of € 8,360k in financial year 2023 (2022: net gain € 9,424k, 2021: net loss € 12,410k). The realized and unrealized FX gains in 2023 mainly result from favorable FX forwards from the second half of the year.

Derived regularly from the summarized quantitative data about the Group’s currency risks, based on the report to the Management Board, the expected future USD cash flows which should be hedged with USD/GBP forward contracts and USD/EUR forward contracts are determined. As of December 31, 2023, cash flows of USD 233,000 k (December 31, 2022: USD 394,039k, December 31, 2021: USD 344,830k), of which USD 173,000k was hedged against the Euro (December 31, 2022: USD 349,639k, December 31, 2021: USD 300,430k), and USD 60,000 k was hedged against the GBP (December 31, 2022: USD 44,400k, December 31, 2021: USD 44,400k), as well as cash outflows of € 3,900k against the GBP (December 31, 2022: € 8,400k, December 31, 2021: € 8,400k).The fair value of cash and cash equivalents, trade receivables and trade payables approximate their carrying amount due to their short-term nature. Financial assets are accounted for at the settlement date.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Interest Rate Risk-

Due to securities and other cash investments as well as loans, the Group is exposed to interest rate risks in Germany, UK, and the USA. Financial instruments with fixed interest rates are not subject to interest rate risk and are accordingly not included in the sensitivity analysis.

The fair value of debt differs from the carrying amount if there is a difference between the underlying interest rate and the market interest rate. The fair value is then determined by discounting using the market interest rate.

The fair values of loans and securities and other investments with variable market interest rates would vary by the following amounts as of December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
	k€	k€	k€
Flexible interest rate +1%-Point	3,794	3,014	2,570
Flexible interest rate (1)%-Point	(2,495)	(1,714)	(827)

The Group is exposed to interest rate risk through variable interest-bearing loans. These interest rate risks are considered immaterial.

Evotec regularly uses interest rate swaps to economically hedge the interest rate risks arising from its debt financing. In June 2019, two interest rate swaps with a total notional amount of € 48,250k were agreed against a fixed interest rate of 0.17% and 0.24%, respectively. These result in a current valuation of € (183)k

-Credit Risk-

Credit risk is the risk of financial loss to the Group if a customer fails or partly fails to meet any of its contractual obligations and arises primarily from the receivables from customers, contract assets and investment securities. The maximum exposure to credit risk for trade receivables at the reporting date by geographic region is as follows:

	December 31, 2023	December 31, 2022
	k€	k€
USA	38,709	92,034
France	7,107	24,429
UK	15,600	20,451
Germany	8,699	7,767
Rest of Europe	12,990	13,622
Rest of the world	13,129	10,350
	96,233	168,653

The maximum credit risk of the contract assets corresponds to the carrying amounts and amounted to € 25,000k at year-end (December 31, 2022: € 30,516k).

The Group has exposure to credit risk primarily with respect to its third-party receivables. The Group continuously assesses the solvency of its customers and maintains an appropriate specific allowance for bad debts, which is derived from the expected collectability of all receivables from third parties. The Group’s receivables from third parties are unsecured and not secured by any liens from customers. On December 31, 2023, 6% of trade account receivables were due from one customer (December 31, 2022: 22%). Any default risks with regards to trade receivables are mainly limited by geographical diversification of customers and by the Group’s monitoring procedures.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

-Country risk-

Country risk is the risk that political, legal, or economic developments in a single country could adversely impact the Group’s performance. The country risk is monitored on a regular basis (see Assets and Liabilities per currency above).

-Market Risk-

The market environment and competitive landscape for licensing and licensed projects or individual drug candidates, in general or for individual treatments might change while engaging in individual projects. Revenues generated under the collaboration agreements are allocated to either the EVT Execute or the EVT Innovate segment depending on the type of contract with the Group’s customers, the intellectual property right and the project stage. This partnership model, which the Group believes to be unique, allows the risks of drug discovery to be balanced and spread.

-Capital management risk-

The Group actively manages its funds to primarily ensure liquidity and principal preservation while seeking to maximize returns. The Group’s cash and short-term investments are held with several different banks. Financial investments are made in liquid, highly diversified investment instruments having at minimum a Standard & Poor’s rating (or equivalent) of at least BBB-.

The following table shows the total assets, equity as well as equity ratio and net cash (cash and cash equivalents minus current and non-current loan liabilities and current and non-current finance lease obligations):

	December 31, 2023	December 31, 2022
	k€	k€
Balance sheet total	2,252,468	2,257,247
Equity attributable to Shareholders of Evotec SE	1,119,908	1,187,184
Equity ratio in (%)	49.7%	52.6%
Net cash	(115,289)	(91,518)

The Group remains well financed with an equity ratio relating to equity attributable to the Group’s shareholders of 49.7% as of December 31, 2023 (December 31, 2022: 52.6%) and currently has no necessity to raise capital to maintain its operations in the near to mid-term. However, the option to increase capital must always be considered if new opportunities arise in terms of M&A or in-licensing which require additional financing. Furthermore, the acquisition of anchor investors can be of strategic importance for the company.

No minimum capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options based on miscellaneous stock option plans as well as Share Performance Awards on the basis of Share Performance Plans (see Note (12)).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(15) Fair Value of financial assets and liabilities

-Accounting Principles-

For financial reporting purposes, financial instruments are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are as follows:

●	Level 1 – inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the company can access at the measurement date.
●	Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
●	Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the change has occurred.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as financial assets carried at fair value through profit or loss or carried at fair value through other comprehensive income. The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2. The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The fair value of debt is estimated on the basis of the quoted market prices for certain issuances, or on the basis of discounted cash flow analysis using market rates.

Level 3

If one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, the instrument is included in level 3.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The fair value of contingent consideration is dependent on the terms of the respective acquisition agreement that may require the Group to pay additional consideration to former shareholders if specified future events occur or conditions are met.

The fair value measurement is based on management’s estimates and assumptions and hence classified as Level 3 in the fair value hierarchy.

-Fair Values-

The following table shows the fair value of the financial assets and liabilities measured at fair value and financial liabilities measured at amortized cost together with the corresponding carrying amounts from the statement of financial position as of December 31, 2023 and December 31, 2022 and their respective fair value level. Financial assets measured at amortized cost approximate their carrying amounts in the statement of financial position.

	December 31, 2023
	Carrying
in k€	amount	Fair value	Level 1	Level 2	Level 3
Financial assets
Equity instruments	128,109	128,109	81,417	9,543	37,149
Other financial assets	3,179	3,179	—	—	3,179
Financial assets carried at FVTPL	131,288	131,288	81,417	9,543	40,328
Equity instruments	7,484	7,484	7,484	—	—
Short - term investments[1]	321,550	321,550	321,550	—	—
Financial assets carried at FVTOCI	329,034	329,034	329,034	—	—
Derivative financial instruments	6,137	6,137		6,137
Financial assets carried at fair value	466,459	466,459	410,451	15,680	40,328

Financial liabilities
Contingent consideration	(311)	(311)	—	—	(311)
Financial Liabilities carried at FVTPL	(311)	(311)	—	—	(311)
Derivative financial instruments	(193)	(193)	(193)	—	—
Financial liabilities carried at fair value	(504)	(504)	(193)	—	(311)
Trade account payables	(134,319)	(134,319)	—	—	—
Loans and borrowings	(437,058)	(380,204)
Other liabilities	(190,527)	(190,527)	—	—	—
Carried at (amortized) costs	(761,904)	(705,050)	—	—	—
Total financial liabilities	(762,408)	(705,554)	(193)	—	(311)

¹ Short-term investments include investments which are measured at FVTOCI in the amount of € 83,203k as well as money market funds that are included in cash and cash equivalents on the balance sheet in the amount of € 238,346k and are measured at FVTOCI.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

	December 31, 2022
	Carrying
in k€	amount	Fair value	Level 1	Level 2	Level 3
Financial Asset
Equity instruments	122,477	122,477	70,133	—	52,344
Other financial assets	1,531	1,531	—	—	1,531
Financial assets carried at FVTPL	124,008	124,008	70,133	—	53,875
Equity instruments	8,565	8,565	8,565	—	—
Short-term investments¹	288,874	288,874	288,874	—	—
Financial assets carried at FVTOCI	297,439	297,439	297,439	—	—
Derivative financial instruments	8,215	8,215	—	8,215
Total financial assets carried at fair value	429,662	429,662	367,572	8,215	53,875

Financial liabilities
Contingent consideration	(306)	(306)	—	—	(306)
Financial Liabilities carried at FVTPL	(306)	(306)	—	—	(306)
Derivative financial instruments	(7,358)	(7,358)	—	(7,358)	—
Financial liabilities carried at fair value	(7,358)	(7,358)	—	(7,358)	—
Trade account payables	(97,278)	(97,278)	—	—	—
Loans and borrowings	(329,851)	(308,130)	—	—	—
Other liabilities	(177,800)	(177,800)	—	—	—
Carried at (amortized) costs	(933,986)	(912,265)	—	—	—
Total financial liabilities	(941,650)	(919,929)	—	(7,358)	(306)

1 Short-term investments include investments which are measured at FVTOCI in the amount of € 105,334k as well as money market funds that are included in cash and cash equivalents on the balance sheet in the amount of € 183,540k and are measured at FVTOCI.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Other Financials Assets carried at Fair Value through Profit & Loss consists of convertible loans granted to long-term investments in accordance with IFRS 9 in the amount of € 3,179k (2022: € 1,531k). The following tables show the development in financial years 2023 and 2022 of the fair values of Level 3:

		Equity Instruments
		and other
		financial assets	Contingent
in k€	Note	Instruments	consideration
Balance as of Jan 1, 2023		53,875	(306)
Additions	10	14,028	—
Disposal	10	(3,523)	—
Transfer from Level 3 to Level 2		(10,909)	—
Fair Value Change		(13,144)	(5)
Balance on December 31, 2023		40,328	(311)

		Equity Instruments
		and other
		financial assets	Contingent
in k€	Note	Instruments[1]	consideration
Balance as of Jan 1, 2022		25,458	(1,103)
Additions	10	25,846	(14)
Disposal	10	—	—
Transfer from Level 3 to Level 2		—	—
Fair Value Change		2,571	811
Balance on December 31, 2022		53,875	(306)

1 Previous year figures were adjusted to include convertible loans.

The effects recognized in the income statement above from the adjustment of the fair values at level 3 were included in the consolidated income statement under “Other operating income” and “interest expense”.

For the fair value of the level 3 hierarchy, possible alternative assumptions of significant unobservable inputs would have ceteris paribus the following effects as of December 31, 2023 and 2022:

	2023		2022
	Net result		Net result
	Increase	Decrease	Increase	Decrease
	k€	k€	k€	k€
Contingent consideration
Discount rate (change of 1.5%-points)	(3)	3	(7)	7

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(16) Shareholder´s Equity

As of December 31, 2023, 177,185,736 shares of Evotec SE with a nominal value of € 1.00 per share are issued and outstanding.

The stock options exercised in 2023 have an average exercise price of € 1.00 per share, the same as the average exercise price for stock options exercised in 2022.

The conditional capital of Evotec SE as of December 31, 2023 consists of 12,540,493 shares available for the Share Performance Plans and the Stock Option Plans and 35,390,530 shares available for the issuance of no-par value bearer shares to holders or creditors of convertible bonds and/or bonds with warrants, profit participation rights and/or income bonds (or a combination of these instruments). Evotec SE may grant these on the basis of the resolution of the Annual General Meeting on June 22, 2022. The remaining conditional capital of Evotec SE as of December 31, 2023, thus amounts to a total of 47,931,023 shares.

Pursuant to Section 5 (5) of the Company’s Articles of Association, the Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital by up to € 35,321,639 by issuing new shares against cash or non-cash contributions on one or more occasions until June 21, 2025.

As of December 31, 2023, Evotec holds 249,915 treasury shares (December 31, 2022: 249,915), representing 0.1% (December 31, 2022: 0.1%) of Evotec’s total share capital as of December 31, 2023.

(17) Earnings per share

-Accounting Principles-

Basic EPS is calculated by dividing the Net income (loss) attributable to shareholders by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the Net income (loss) attributable to shareholders and the weighted average number of common shares outstanding during the period, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprises forward purchase contracts, restricted shares, performance shares and share options granted to employees.

-Earnings per share-

The weighted average number of ordinary shares is calculated as follows:

Shares in thousands	2023	2022	2021
Issued shares Jan. 1	176,953	176,608	163,915
Treasury shares Jan. 1	(250)	(250)	(250)
Effect of weighted average share capital increase	—	—	1,953
Effect of weighted average stock options exercised	214	316	788
Weighted Average Number of Shares Outstanding Dec 31.	176,917	176,674	166,406

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Diluted net income per share is computed by dividing the surplus attributable to shareholders of Evotec SE, by the weighted-average number of ordinary shares and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options and Share Performance Awards are common stock equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive. In 2023, the number of potentially dilutive shares to be issued from stock options and Share Performance Awards amounted to 1,000,455 (2022: 463,415). For calculating the diluted net result per share, the resulting dilutive shares are included from the beginning of the period.

(18) Commitments and contingencies

-Operating Lease obligations-

The future minimum lease payments under non-cancellable lease agreements but not yet commenced, are as follows:

	Dec 31	Dec 31
	2023	2022
	k€	k€
Less than one year	1,192	1,561
Between one and five years	14,304	16,373
More than five years	38,144	44,979
Total	53,640	62,913

In addition, the Group maintains leases which were not recognized in accordance with the exemptions in IFRS 16. These amounts are not material and therefore not presented here.

-Other Commitments and Contingencies-

The future minimum payments associated with miscellaneous long-term commitments total approximately € 80,367k at December 31, 2023. The significant portion thereof is related to long-term commitments in connection with facility expenses as well as contracted, non-milestone-based capital calls in relation with the Group´s investments in associates and long-term investments.

In addition, as of December 31, 2023, contingent liabilities in relation with milestone-based commitments in connection with the Group´s long-term investments amounted to € 9,122k.

As of December 31, 2023, the Group has entered into purchase order commitments in the amount of € 80,519k.

The Group is not aware of any material actual or threatened litigation as of December 31, 2023.

(19) Related party transactions

The Group has not entered into any significant transactions with any key management personnel or member of the Supervisory Board. The remuneration paid to key management personnel is presented in Note 21 e). The remuneration paid to members of the Supervisory Board is shown in Note 21 e).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

As part of the normal course of business, the Group may enter into transactions with associated companies. The terms and conditions of all transactions are made based on market terms and conditions and the arm’s length principle.

in k€	2023	2022	2021
Sales of goods and services	16,661	36,677	28,868
Receivables from related parties	2,164	4,071	2,643

(20) Auditor’s remuneration

BDO and other firms in the BDO network charged the following fees for audit other professional services:

in k€	2023	2022
Audit Fees[1]	4,088	2,460
Audit-Related Fees	60	43
Audit fees related to prior year audit	1,504	402
All Other Fees	—	77
Total	5,651	2,982

1 Previous year figures have been adjusted to include fees of all BDO network firms.

Audit fees are the aggregate fees charged by BDO network firms for auditing our consolidated financial statements and statutory and other regulatory filings or engagements of Evotec SE and its subsidiaries.

Furthermore, audit-related fees of € 60k were provided for the audit of the non-financial report including sustainability-related disclosures.

(21) Other disclosures

German law in accordance with the European Directives on Accounting and the Corporate Governance Codex requires the following additional disclosures.

a) Number of Employees

The average number of people employed by the Company in 2023 was 5,069 employees (2022: 4,482). In 2023, 915 of these employees worked in sales and administration (2022: 694) and 4,154 of these employees worked in operations (2022: 3,788). The increase is mainly due to organic business growth.

b) Corporate Governance Code

According to Sec 161 AktG, the Management Board and Supervisory Board issued statement of compliance with regard to the German Corporate Governance Code. This statement has been made accessible to the Company’s shareholders in the ‘Invest’ section on Evotec’s website (https://www.evotec.com/en/sustainability/governance).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

(c) Consolidated subsidiaries and equity investees

Information below shows Evotec’s direct and indirect voting rights in their subsidiaries and other investments. Evotec’s direct and indirect voting rights in dormant companies are not included.

2023
Company’s
voting
rights
%
Subsidiaries
Aptuit Global LLC, Princeton, USA	100
Aptuit (Verona) SRL, Verona, Italy	100
Aptuit (Oxford) Ltd., Abingdon, UK	100
Aptuit (Potters Bar) Ltd., Abingdon, UK	100
Cyprotex Discovery Ltd., Manchester, UK	100
Cyprotex Ltd., Manchester, UK	100
Cyprotex US, LLC., Framingham, USA	100
Evotec (France) SAS, Toulouse, France	100
Evotec ID (Lyon) SAS, Marcy l’Étoile, France	100
Evotec (Hamburg) GmbH, Hamburg, Germany	100
Evotec GT GmbH, Orth an der Donau, Austria	100
Evotec (India) Private Limited, Thane, India*	100
Evotec International GmbH, Hamburg, Germany	100
Evotec (München) GmbH, Martinsried, Germany	100
Evotec (UK) Ltd., Abingdon, UK	100
Evotec (US), Inc., Princeton, USA	100
Just - Evotec Biologics, Inc., Seattle, USA	100
Just - Evotec Biologics EU SAS, Toulouse, France	100
Evotec Drug Substance (Germany) GmbH, Halle, Germany	100
Evotec (Modena) Srl, Medolla, Italy	100
NephThera GmbH, Hamburg, Germany	100
Evotec Asia Pte. Ltd., Shenton, Singapore	100

Evotec Group

Notes to consolidated financial statements for the financial year 2023

2023
Company’s
voting
rights
%
Associates
Ananke Therapeutics Inc., Boston, USA	19.88
Autobahn Labs LLC, Palo Alto, USA	35.26
Breakpoint Therapeutics GmbH, Hamburg, Germany	34.03
Curexsys GmbH, Göttingen, Germany	43.44
Dark Blue Therapeutics Ltd., Oxford, UK	38.97
Eternygen GmbH, Berlin, Germany	24.97
Quantro Therapeutics GmbH, Wien, Austria	38.79
Topas Therapeutics GmbH, Hamburg, Germany	23.61
Centauri Therapeutics Ltd., Sandwich (Kent), UK	20.04

Other Investments
Aeovian Pharmaceuticals Inc., San Francisco, USA	3.51
ArgoBio SAS, Paris, Frankreich	10.01
Aurobac Therapeutics SAS, Lyon, Frankreich	12.50
Blacksmith Medicines Inc., San Diego, USA	17.94
Cajal Neuroscience Inc., Seattle, USA	1.52
Carma Fund I, München, Germany	10.00
Carrick Therapeutics Ltd., Dublin, Ireland	2.78
Celmatix	12.35
Curie Bio LLC, Boston, USA	0.11
Curie Bio Seed Fund I L.P., Boston, USA	2.83
Exscientia plc, Oxford, UK	11.41
Extend Srl, Rome, Italy	10.00
Fibrocor LLP, Toronto, Canada	16.26
Fibrocor Therapeutics Inc., Toronto, Canada	8.83
IMIDomics Inc., San Francisco, USA	8.15
Immunitas, Therapeutics, Inc., Waltham, USA	5.58
Leon Nanodrugs GmbH, München, Germany	12.44
Mission BioCapital V LP, Cambridge, USA	3.64
OxVax Ltd., Oxford, UK*	15.33
Pancella/Pluristyx	5.69
Sernova Corp., Ontario, Canada	5.16
Tubulis GmbH, München, Germany	9.60
*	In voluntary liquidation

On July 1, 2023 Evotec acquired the remaining 50% in NephThera GmbH. Therefore, NephThera is fully consolidated as of July 2023.

Associates and joint ventures are accounted for using the equity method.

As of July 2023, Evotec stepped down from its board seat of Pancella Inc. Consequently, Evotec does not have significant influence over this company since July 2023 and the corresponding investment is no longer accounted for using the equity method and measured at fair value according to IFRS 9.

Evotec Group

Notes to consolidated financial statements for the financial year 2023

In the second half of the year 2023, the Group´s share of Centauri Therapeutics Ltd. increased to more than 20%. Together with Evotec´s participation in all significant financial and operational decisions, the Group determined that it has significant influence over Centauri Therapeutics Ltd. Therefore, the investment is accounted for using the equity method.

The Group’s investments in subsidiaries, associates and joint ventures are not hedged as these currency positions are considered to be long-term in nature.

(d) Management Board

Dr. Werner Lanthaler, Business Executive, Hamburg, Germany (Chief Executive Officer, Chairman of the Board until January 3, 2024),

Dr. Mario Polywka, Oxfordshire, United Kingdom (Interim Chief Executive Officer, Chairman of the Board until June 2024)

Dr. Cord Dohrmann, Biologist, Göttingen, Germany (Chief Scientific Officer),

Dr. Craig Johnstone, Chemist, Castillon-Savès, France (Chief Operating Officer),

Enno Spillner, Business Executive, Hamburg, Germany (Chief Financial Officer, until March 31, 2023),

Laetitia Rouxel, Business Executive, Clarens, Switzerland (Chief Financial Officer, Germany from April 1, 2023) and

Dr. Matthias Evers, Neurobiologist, Hamburg, Germany (Chief Business Officer, from May 1, 2022).

The remuneration granted to the members of the Management Board for the financial years 2023 and 2022 are shown below:

in k€	2023	2022
Fixed remuneration	2,954	2,343
Variable remuneration	731	1,579
Share Performance Awards (in units)	227,555	139,229
Fair value of SPAs granted	3,611	4,580
Total Remuneration	7,296	8,502

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The Members of the Management Board who hold additional memberships in supervisory boards and memberships in comparable governing bodies of enterprises are listed below.

Dr. Werner Lanthaler
Non-Executive Member des Board of Directors & Chairman of the Audit Committee:
arGEN-X, Breda/NL (Stock exchange listing on the NASDAQ and Euronext)

Non-Executive Member des Board of Directors:
AC Immune SA, Lausanne/CH (Stock exchange listing on the NASDAQ)

Dr. Cord Dohrmann
Member of the Supervisory Board:
Eternygen GmbH, Berlin/DE* (not listed)
Breakpoint Therapeutics, Hamburg/DE* (not listed)

Non-Executive Member des Board of Directors
FSHD Unlimited, Leiden/NL* (not listed)

Enno Spillner
Non-Executive Member des Board of Directors & Chairman of the Audit Committee:
Nanobiotix SA, Paris/FR (Stock exchange listing on the NASDAQ und Euronext)

Member of the Supervisory Board:
Leon Nanodrugs GmbH, München/DE* (not listed)

* Associated company of Evotec

(e) Supervisory Board

Prof. Dr. Iris Löw-Friedrich, Chairwoman of the Board (Chief Medical Officer) of the UCB S.A. (Stock exchange listing on the Euronext Brüssel/Belgien); Chairwoman of the Supervisory Board and of the Compensation and Nomination Committee

Roland Sackers, Chief Financial Officer, and Management Director of QIAGEN N.V. (Stock exchange listing on the Frankfurt Stock Exchange and New York Stock Exchange; Vice Chairman of the Supervisory Board and Chairman of the Audit and Compliance Committee

Camilla Macapili, Languille, Head of Life Sciences, Mubadala Investment Company (MIC) (not listed); Member of the Supervisory Board (since June 2022)

Dr. Mario Polywka, Oxfordshire, United Kingdom, Non-independent consultant; member of the Supervisory Board (until January 3, 2024); former member of the Management Board of Evotec SE

Dr. Elaine Sullivan. London, United Kingdom, independent consultant; CEO of KELTIC Pharma Therapeutics Ltd. (until May 2023) (not listed); Board Director at the University of Edinburgh (not listed); member of the Management Board

Dr. Constanze Ulmer-Eilfort, Munich, Germany, Partner in the law firm Peters, Schönberger & Partner PSP (Munich) (not listed); Member of the Supervisory Board and Chairwoman of the ESG Committee

Evotec Group

Notes to consolidated financial statements for the financial year 2023

The remuneration accrued of the Supervisory Board in the financial year was as follows:

in k€	2023	2022
Total remuneration of the supervisory board	520	504

In the financial years 2023 and 2022, the compensation per Supervisory Board member amounted to k€ 50 per year. The Chairman receives k€ 125 (2022: k€ 125) and his deputy k€ 60 (2022: k€ 60) in the financial year 2023. The members of Supervisory Board committees receive k€ 10 (2022: k€ 10) per committee; the chairman of a committee receives k€ 25 (2022: k€ 25).

In the financial years 2023 and 2022, there was no share-based remuneration

The Company has a Directors and Officers liability insurance for the members of the Management Board, the Supervisory Board, its senior management and the directors of the subsidiary companies. An appropriate deductible has been agreed for the members of the Supervisory Board.

The members of the Supervisory Board and their additional memberships in supervisory boards and members in comparable governing bodies of enterprises according to Sec 125 (1) sentence 5 AktG are listed in the following:

Prof. Dr. Iris Löw-Friedrich
Member of the Supervisory Board:
Fresenius SE & Co. KGaA. Bad Homburg/GER (Listed on the Frankfurt, Düsseldorf and München Stock Exchange)
TransCelerate BioPharma Inc. King of Prussia/USA (not listed)

Member of the Board of Directors:
PhRMA Foundation, Washington DC/USA (not listed)

Roland Sackers
Member of the Board of Directors:
BIO Deutschland e.V. Berlin/GER (not listed)

Dr. Mario Polywka
Non-executive Director:
Blacksmith Medicines Inc. San Diego/USA (not listed)
Exscientia Plc. Oxford/UK (Listed on the NASDAQ)
Orbit Discovery Limited. Oxford/UK (Listed on the NASDAQ) C4X Discovery Holdings PLC. Manchester/UK (Listed on the London Stock Exchange)

Dr. Elaine Sullivan
Member of the Supervisory Board/Observer (since November 2023):
Zealand Pharma A/S, Søborg/DK (listed on the NASDAQ Copenhagen) (since December 2023)

Non-executive Director:
Active Biotech AB, Lund/SE (Listed on the NASDAQ OMX Nordic Exchange Stockholm) (until May 2023)
hVIVO plc (prior Open Orphan plc), London/UK (Listed on the London AIM and Euronext Growth Stock Exchange)
IP Group plc, London/UK (Listed on the London Stock Exchange)
Nykode Therapeutics ASA, Oslo/NO (Listed on the Oslo Stock Exchange)

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Dr. Constanze Ulmer-Eilfort
Member of the Supervisory Board:
Affimed NV, Mannheim/Germany (listed on the NASDAQ)

Chairmen of the Advisory Committee:
S4DX GmbH, München/GER (not listed)

Member of the Advisory Board:
Proxygen GmbH, Vienna/AT (not listed)

Camilla Macapili Languille
Member of the Board of Directors:
PCI Pharma Services (KPCI Holdings Limited), Philadelphia/USA (not listed) Norstella (Caerus PikCo S.A.R.L.), New York/USA (not listed) Envirotainer A/S, Stockholm/SE (not listed)

(22) Subsequent events

On January 3, 2024 it was announced that CEO Dr. Werner Lanthaler has decided to step down as CEO effective immediately and will not continue to serve until the end of his current term. Dr. Mario Polywka, former COO and member of the Supervisory Board, stepped in as interim CEO until June 30, 2024.

On April 24, 2024 as part of the publication of the 2023 Annual Results, the Group announced that it was currently assessing its current footprint and activities. As of June 30, 2024, the Group has recognized a provision of k€ (64,527) to cover the expected and estimated costs associated with the reorganization.

The Supervisory Board of Evotec SE has appointed Aurélie Dalbiez as new Chief People Officer with effect from June 15, 2024.

The Supervisory Board of Evotec SE has appointed Dr. Christian Wojczewski as new Chief Executive Officer with effect from July 1, 2024.

On February 7, 2024, the Management Board approved the commencement of an internal performance review and priority reset which will focus on right sizing the organization and returning to a sustainable growth track.

On July 30, 2024, Evotec signed a syndicated loan facility in the amount of €250 million with a consortium of major international financial institutions to support ongoing operations and strategic initiatives for future growth.

On August 6, 2024, Evotec issued an updated guidance for FY2024. The Group expects revenue to be in the range of €790 million to €820 million (previously low to mid-single digit percentage growth of 2023 revenue (2023: €781.4 million)), an adjusted EBITDA in the range of €15 million to €35 million (previously mid-double digit percentage growth of 2023 adjusted EBITDA (2023: €66.4 million)) and unpartnered R&D expenditures in the range of €50 million to €60 million (previously mid-single to low double digit percentage reduction of 2023 unpartnered R&D expenditures (2023: €64.8 million)).

Evotec Group

Notes to consolidated financial statements for the financial year 2023

Some of the Group’s borrowing is subject to covenants based on Net Debt leverage. The Group has determined that it would not meet some of those covenants as of June 30, 2024 and September 30, 2024, and has subsequently obtained waivers before June 30, 2024. The Group expects to meet its financial covenants in the following periods going forward.

Hamburg, August 14, 2024

Dr. Christian Wojczewski	Aurélie Dalbiez	Dr. Cord Dohrmann

Dr Matthias Evers	Dr. Craig Johnstone	Laetitia Rouxel