Form 20-F
period 2024-12-31
Evotec SE
filed 2025-04-17
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

The number of outstanding ordinary shares as of 31. Dezember 2024 was 177,553,456.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒Yes ☐ No

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Evotec, the Evotec SE logo, EVT, ScreenSeq, ScreenPep, PanHunter, Just, the Just logo, J.POD, J.HAL, J.HAL HUMANOID ANTIBODY LIBRARY, JP3, Aptuit, the Aptuit logo, Evotec INDiGO, Aptuit INDiGO, Cyprotex and other trademarks or service marks of Evotec appearing in this annual report are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this annual report are presented without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others. These trademarks, service marks and trade names may be the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by those companies.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally as issued by the IASB. Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. dollars. Unless otherwise indicated, these translations for the financial information as of and for the years ended December 31, 2024 and 2023 were made at the rate of €1.00 to $1.0389 obtained from the European Central Bank on December 31, 2024. The exchange rate is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 pm Central European Time. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could have been purchased upon exchange of Euros at the dates indicated. All references in this annual report to “$” mean U.S. dollars and all references to “€” mean Euros. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by American Depositary Shares, as the case may be.

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

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified in the section titled “Risk Factors” in this annual report. The forward-looking statements in this annual report include, among others, statements regarding:

●	Our ability to innovate sufficiently and continually remain at the forefront of precision medicine, including with respect to our platform technologies and our investment into the discovery of new pipeline assets, such that we retain our existing customers, broaden, and deepen our customer relationships and gain new customers,
●	Our ability to find suitable partners or agree on acceptable terms regarding our unpartnered pipeline assets,
●	The ability and timing of our partners to develop successfully, conduct trials of, obtain regulatory approval for and commercialize our pipeline assets,
●	Our ability to allocate resources properly, retain the business of our existing customers, and successfully manage the expansion of our company, including with respect to our investments,
●	Whether we can obtain a positive return on our equity investments,

●	The impact of any pandemic similar to the COVID-19 pandemic, epidemic or outbreak, on our business, financial condition, results of operations, cash flows and prospects,
●	The Russia-Ukraine war and all its potential impacts such as significantly increasing energy prices and transport costs as well as supply bottlenecks and delays, growing risks of cyber-attacks, and risks of production interruptions at our sites, particularly because of restricted energy supplies. The impact on our results of operations and cash flows from period to period is affected by fluctuations in foreign exchange rates,
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws and anti-money-laundering laws and Sarbanes-Oxley Act (“SOX”),
●	Our ability to secure our information technology systems and the data stored therein, and prevent and remediate cyber-security incidents,
●	Our ability to obtain potentially substantial additional financing required to achieve our goals,
●	Our ability to take advantage of Research & Development (“R&D”) tax credits, grants, and tax loss carryforwards, and
●	Our ability to obtain sufficiently and timely, maintain, protect, defend and/or enforce our intellectual property rights.

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

Summary of Risks Associated with our Business

Our business is subject to several risks which you should be aware of before making an investment decision. These risks are discussed more fully in the section of this annual report titled “Risk Factors”. These risks include, but are not limited to, the following:

●	Our business is subject to the significant and increasing challenges that face the pharmaceutical and biotechnology industries,
●	Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain,
●	Drug discovery and innovation are subject to significant risks and increasing challenges,
●	Our operational business faces various performance-related risks,
●	Our company intends to develop and expand, which may encounter difficulties in managing our development and expansion efforts, which could disrupt our operations,
●	Our success depends on our ability to attract and retain senior management and key employees, including highly specialized scientific staff,
●	Our partners and we face intense competition in the biotechnology and pharmaceutical industries, also through technical developments,

●	The approval and sale of drug products are subject to extensive regulation, and accordingly our ability to generate revenue from our pipeline assets is uncertain,
●	Even if any of our pipeline assets are commercialized, they may not be accepted by physicians, healthcare payors, patients, or the medical community in general,
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws, anti-money-laundering laws and SOX,
●	Geopolitical uncertainties such as the Russia-Ukraine war, the Middle East conflict or an increasing escalation and expansion of the trade conflict between the USA and China with all its implications and effects - such as for example uncertainties in energy markets, supply bottlenecks, and increasing risks of cyber-attacks,
●	Our ability to fulfill all national and international regulations related to sustainability and environmental, social and governance (“ESG”) expecting us to identify, prevent, mitigate and ideally eliminate the extent of potential negative impacts or violations throughout our business activities and value chain,
●	Our efforts to obtain, maintain, protect, defend and/or enforce our intellectual property may be inadequate and our business could be adversely affected as a result,
●	Our activities, and the activities of our customers, to comply with extensive government regulations to ensure patient health, and
●	Our ability to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal control over financial reporting.

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

Strategic risks

Risks from strategic review

Currently, we are undergoing a strategic review, targeted for completion early Q2 2025. The goal is to define a new vision for our company and establish a clear position for the future. During this transitional period, there is a risk of uncertainty both within and outside the organization. This uncertainty could lead to potential delays in work, late decision-making, and unclear priorities. Embarking on a strategic review presents significant opportunities but also entails inherent risks. Failure to execute the strategy effectively could result in a misalignment with our established strengths, such as R&D expertise, scientific excellence and technology leadership potentially diminishing our competitive advantage. Additionally, rapid shifts in the biotech landscape or advancements by competitors during the transformation period could render the new strategy less effective. Further to the strategic review, we will embark on a transformation journey, gaining back our strong and profitable position in the market. While this is clearly needed and expected, the execution will also bear some risks. Poor planning, insufficient resources, or ineffective project management could lead to delays, cost overruns, or incomplete implementation. The transformation may also require substantial investment. If anticipated returns are not achieved, it could strain financial resources and impact long-term sustainability. Furthermore, unsuccessful execution or visible missteps could harm our reputation among investors, partners, and the broader industry. We face potential risks arising from new or changing conditions, developments, and events that could significantly impact our business model and, consequently, our ability to achieve our strategic objectives. Our strategy aims to cover the entire value chain of early research and preclinical development to improve patients’ lives by addressing a broad range of disease areas in collaboration with partners, using a modality-agnostic approach. Failure to successfully execute this strategy could negatively affect our future business performance and market capitalization. The risk of failure to achieve strategic targets depends thereby on internal and external factors.

Macroeconomic risks

We operate in a global environment, making us susceptible to macroeconomic risks that could significantly impact operations, financial performance, and strategic objectives. The ongoing Ukraine-Russia conflict and tensions in the Middle East pose significant risks to global economic stability. These conflicts can disrupt supply chains, increase costs for raw materials, and create uncertainty in key markets. For example, heightened geopolitical instability may lead to interruptions in the availability of critical resources or hinder global transportation networks, delaying delivery timelines and escalating operational expenses. The Ukraine-Russia conflict has already resulted in volatility in energy markets, with Europe being particularly impacted by higher energy prices due to its reliance on natural gas imports. Similarly, instability in the Middle East has the potential to disrupt global oil supplies. Rising energy costs directly affect our operations, especially our higher energy-intensive manufacturing facilities. Changes in trade policies and agreements, particularly following significant political events such as the election of Donald Trump as U.S. president, could introduce new tariffs, trade barriers, or restrictions could impact our business. Uncertainty around trade relationships may result in higher import/export costs for essential materials. The ripple effects of geopolitical conflicts, coupled with broader economic uncertainty, contribute to inflationary pressures that increase the cost of raw materials, labor, and services. Both geopolitical conflicts and evolving trade agreements exacerbate vulnerabilities in global supply chains. Delays or disruptions in sourcing key components, such as reagents, lab equipment, or specialized materials, could significantly impede research timelines or product development efforts.

Competitors and disruptive market participants

The biotechnology and pharmaceutical industries have experienced rapid growth in recent years but remain intensely competitive. We face the risk that competitors or disruptive market participants may replicate our business model or introduce innovative offerings that could render our services less competitive or even obsolete. Our mission is to discover best- and first-in-class medicines for a broad range of difficult-to-treat diseases in collaboration with our partners. To achieve this, we have developed a comprehensive suite of fully integrated, next-generation technology platforms designed to transform drug discovery and development. These platforms enable significant improvements in drug quality, accelerate the discovery process, and reduce the high attrition costs often associated with traditional methodologies. To remain competitive, we must continuously innovate and provide cutting-edge solutions to its partners. Failure to do so could materially and adversely affect our business. Additionally, industry pressures such as intensified cost-containment measures, particularly on prescription drugs, impact our partners and may indirectly affect us. A contraction in the pharmaceutical and biotechnology industries due to pricing pressures could also materially impact our operations. We consistently invest in the development of cutting-edge technology platforms, services, and products to enhance our competitiveness and differentiation. Risks to keep pace with technological developments, such as the integration of Artificial Intelligence (“AI”) technologies, could result in missed opportunities for automation, predictive analytics, and improved decision-making. For example, a lack of AI-driven systems for compound selection during drug screening could lead to inefficiencies and delays relative to competitors. Shortcomings in these areas could significantly disrupt operations, impair cash flows, and negatively impact our overall business strategy and performance. Competition poses further risks. Superior offerings from competitors could harm our market positioning, revenues, financial conditions, and overall strategy. In 2024, 38,3% of the Company’s revenue came from three customers, and 109 customer alliances each generated over €1 million. Losing key customers to competitors could significantly impact us, especially as competition intensifies from cost-conscious Contract Research Organization (“CROs”) in Asia and Eastern Europe, which offer compelling alternatives for price-sensitive customers. The expansion of pharmaceutical companies into biotech services further increases outsourcing options, while emerging AI-driven biotech’s present growing competitive threats. These AI-focused companies are competing for deals and partnerships with major pharmaceutical firms and may enhance their wet lab capabilities, increasing competition in drug discovery. Our drug discovery and development efforts also face challenges from market players with greater resources or superior manufacturing capabilities. The success of its R&D efforts depends on the competitiveness of its pipeline products against existing or future therapies. If our products fail to stand out, this could increase uncertainty around future cash flows, adversely impacting its financial position and business strategy.

Partnership risks in Drug development and manufacturing

We face risks to successfully maintain strategic partnerships in drug development and manufacturing due to failure whereas some of the factors of success are beyond our control. For instance, if our customers change their strategic focus, unexpected or unfavorable study results arise, or customers are dissatisfied with our performance under existing agreements, contracts — including those foundational to our strategic relationships with key clients — could be terminated or scaled back with little or no notice. The termination of a major contract or simultaneous delays, cancellations, or conclusions of several agreements could significantly impact our strategic objectives and adversely affect our operating results. Additionally, we could be significantly affected by a decline in research spending by existing or potential customers or a reduction in outsourcing within the biopharma industry. While current market assessments suggest continued recovery, any disruptions could hinder our ability to meet growth expectations. We aim to serve as a source of innovative drug candidates for potential partners. We are advancing multiple active drug discovery and early development projects that we intend to license to partners for clinical development and commercialization. However, our strategic growth goals could be jeopardized by the fact that some of its projects remain unpartnered. If we fail to secure suitable partners or agree on acceptable terms, the company may be unable to generate returns from these projects. Moreover, changes in the commercial priorities of our partners could lead to strategic re-prioritizations or the discontinuation of certain projects or partnerships. In such cases we would assume the risks associated with further development and re-partnering efforts. A failure to secure new partners could result in additional costs and the loss of potential revenue streams, undermining the ability to achieve our strategic objectives. Pharmaceutical and biotech companies are increasingly outsourcing drug development and manufacturing to Contract Development and Manufacturing Organization (“CDMOs”) to reduce costs, access specialized expertise, and accelerate time-to-market. With Just – Evotec Biologics, we strategically focus on providing development and manufacturing services for antibodies, next-generation biologics, and biosimilars. Our innovative, integrated end-to-end continuous manufacturing platform is highly intensified, enabling significantly higher productivity within a smaller footprint compared to traditional batch manufacturing. Maturing into a late stage/commercial CDMO will allow us to leverage larger-scale operations to lower production costs, benefiting our clients. Additionally, our ability to scale production flexibly based on client needs during product launch, growth, or sunset phases positions us for long-term partnerships with significant financial potential for the company. However, risks remain. Inspection and approval of United States (“US”) sites by the U.S. Food and Drug Administration (“FDA”) is dependent upon our client base and their progression through drug development inclusive of late-stage clinical trials. Internally, failing to meet client timelines, insufficient resources like raw material delays, technical batch failures, or the loss of key personnel could hinder progress in our business, potentially increasing costs. Externally, clients may adjust portfolios or terminate partnerships for financial or market reasons, posing immediate financial risks. These challenges could impact our strategic objectives, reputation, and long-term financial targets.

Commercial risk from out licensing and licensed products

We depend in part on out-licensing arrangements for late-stage development, marketing, and commercialization of our pipeline assets. Dependence on out-licensing arrangements subjects us to several risks, including the risk that we have limited control over the amount and timing of resources that our licensees devote to pipeline assets, that our licensees may experience financial difficulties or that our licensees may fail to secure adequate commercial supplies of pipeline assets upon marketing approval. Moreover, we face the risk that our future revenues depend on the efforts of our licensees and that business combinations or significant changes in a licensee’s business strategy may adversely affect the licensee’s willingness or ability to complete the development, marketing and/or commercialization of the relevant pipeline assets. Finally, a licensee could move forward with a competing product candidate developed either independently or in partnership with others, including our competitors. If we or any of our licensees’ breach or terminate their agreements with us if any of our licensees otherwise fail to conduct their development and commercialization activities in a timely manner or if there is a dispute about their obligations, we may need to seek other licensees, or we may have to develop our own internal sales and marketing capability for our pipeline assets. Our dependence on our licensees’ experience and the rights of our licensees could limit our flexibility in considering alternative out-licensing arrangements for our pipeline assets. Any failure to successfully develop these arrangements or failure by our licensees to successfully develop or commercialize any of our pipeline assets in a competitive and timely manner will have a material adverse effect on the commercialization of our pipeline assets.

Financial risks

Liquidity risk

Revenue fluctuations, expenditures, external events, and changes in the business environment might negatively impact our short-to-medium term profitability and liquidity. We participate in scientific projects with milestone character in order to benefit financially from high success or specific results. However, these are usually linked to the successful achievement of an important scientific result or regulatory event, so that the outcome is uncertain due to the nature of scientific research and development. Therefore, despite our best efforts, there is a risk that these milestones will not be reached or will be reached later than planned, which may have a negative effect on the planned liquidity and margin. We may also be exposed to liquidity risks from long-term fixed-price contracts if the planned cash inflows in connection with these contracts are lower than expected and if cost increases (e.g. inflation) were not sufficiently factored in and negotiated when the contracts were concluded. As of December 31, 2024, we had €396.8 million in cash, cash equivalents and investments. However, our operating plan may change as a result of many factors currently unknown to the us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other partnerships and licensing arrangements, or a combination of these approaches. Even if we believe to have sufficient funds for the current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. At the end of 2022, we were able to secure €150.0 million in additional financing from the European Investment Bank (“EIB”). By the end of 2024, we drew €93.3 million of this loan to finance our research. Overall, we believe to have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Interest risks may arise from inevitable negative development of market interest rates. The increase in interest rates affects the interest charges on our variable interest-bearing loans and leads to additional interest expenses. At the end of 2024, 5% of our loans have variable interest conditions. Therefore, the interest rate risks on loans can be considered immaterial. We regularly maintain cash balances at third-party financial institutions in excess of applicable insurance limits and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to the assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened. In July 2024, the Company secured a €250 million senior secured revolving credit facility (“RCF”) to strengthen its liquidity position, supporting investments, working capital needs, and future growth. The RCF was intended as a backup credit line rather than a critical financing instrument. In the third quarter of 2024, we revised our financial performance guidance for the year, which created unexpected pressure on our debt covenants, including the net debt leverage covenant associated with the newly signed RCF. Draw stop and covenant waiver remain in place until us and our lenders renegotiate the RCF terms, reflecting the updated credit situation, in the second half of 2025. The liquidity risk resulting from the draw stop is limited, as we maintain sufficient operational liquidity to cover our funding needs for the year 2025.

Currency risks

Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the US dollar, Pound Sterling and the Euro. We manage the currency risks via close market monitoring, forward rate agreements, natural hedges and other selective hedging instruments. Hedging transactions are entered into for future transactions that can be reliably anticipated based on our order book. Despite active currency management, exchange rate risk cannot be fully eliminated due to unpredictable volatility. As a result, our business may be affected by fluctuations in foreign exchange rates, which may have a significant impact on the results of operations and cash flows from period to period. Currency exchange movements also impact our reported liquidity in respect of translating liquid assets held in US dollars (approximately 26% of our liquid assets) or pound sterling into Euros. In the course of 2024 we have slightly reduced our currency exposure. On December 31, 2024, 62% of the Liquidity is held in EUR.

Legal/compliance risks

Litigation and contractual risks

We are exposed to risks from litigation and cannot completely rule out infringements of legislation or regulations. As a result, we are exposed to the potential risk that legal action, court rulings or out-of-court settlements may have adverse financial consequences. We are bound by numerous contracts with a high degree of standardization, in particular customer contracts under which we are providing services. Some of the contracts, in particular collaboration agreements with other partners, are more complex and have a lower degree of standardization. Contractual clauses which, after final negotiation with the partner, are rather unfavorable for us may entail contractual risks like legal liability risks and financial risks. Risks may also arise if the parties interpret a contractual clause differently than we intended. We have not recorded any judicial or material out-of-court settlements with customers in the past 10 years, so we consider the risk to be low.

Regulatory risks

We and our pharmaceutical and biotechnology customers and partners are subject to extensive regulations by the FDA and similar regulatory authorities in other countries for development, manufacturing and commercializing products for therapeutic or diagnostic use. Such regulations include but are not limited to, restrictions on testing on animals and humans, manufacturing, safety, efficacy, labelling, sale, advertising promotion and distribution of our or our partners’ products. In addition, new laws and regulations to which we and our customers and partners are subject may change in the future affecting the viability of market entry for new products developed by us or the ability to continue certain projects for our customers and partners that may consequently be terminated at an early stage.

Regulations related to sustainability and environmental, social and governance (“ESG”) topics have become increasingly important for companies in the recent years and are subject to rapid and ongoing development. Due to the growing report requirements with the EU Taxonomy, the Supply Chain Act and currently applicable Corporate Social Responsibility Directive Implementation Act (“CSR-RUG” - German: CSR-Richtlinie-Umsetzungsgesetz) the scope of reporting is increasingly large. Moreover, the Corporate Sustainability Reporting Directive (“CSRD”) was expected to be adopted for companies meeting certain criteria related to size and revenues, such is Evotec, to replace the CSR-RUG in Germany as of financial year 2024 onwards. Surprisingly it has not been passed by the German Parliament in 2024. The legal insecurities resulting from this also cause challenges in reporting and reporting compliance. The CSRD will increase the relevance of the information but is also associated with increased additional work due to more complex auditing requirements. This requires enhancing cooperation between internal functions and with that preparation and further provision of capacities within the company. The introduction of the CSRD and thus the European Sustainability Reporting Standards (“ESRS”) was not yet transposed into German law in 2024. This is expected to take place in 2025, meaning that the CSR-RUG currently in force will be replaced from the 2025 financial year. We decided to report for the financial year 2024 voluntarily against CSRD, while making use of the possibility of CSR-RUG to use frameworks for reporting. The information now departs from a compilation of sustainability data to the fact that information requires more strategy and an impact and materiality analysis as a base. The analysis of the impacts now forms the ground of the materiality and thus the material topics that must be reported for companies. This may lead to increased regulatory, social or other scrutiny on our part. Moreover, the EU Taxonomy poses a challenge with the requirements through requiring companies to check their eligibility and alignment with the environmental objectives and disclosing financial key performance indicators (“KPIs”). National and international regulations expect us to identify, prevent, mitigate and ideally eliminate the extent of potential negative impacts or violations throughout our business activities and value chain. If we are not able to adequately meet the statutory reporting obligations and appropriately recognize and respond to the expectations of governments, society and investors with regard to sustainability aspects, we could potentially have to pay significant fines and suffer damage to our reputation. In particular, companies are increasingly being evaluated using their performance on sustainability issues by investors, customers, suppliers and financial institutions. In addition to our own disclosure obligations, compliance with sustainability aspects is assessed by a large number of rating agencies as well as customers. Moreover, sustainability compliance is an increasingly legal obligation for institutional and professional investors, who’s investment decision may be impacted negatively by an inadequate ESG rating. If negative assessments by either of all of the relevant parties were to occur, they could have material adverse effects on our business, financial condition, cash flows and results of operations, and the market value of our common stock could decline. Any failure in this regard could also have a material adverse effect on our reputation and the achievement of our strategic objectives.

The German Supply Chain Due Diligence Act was passed by the German Parliament in 2021 and is mandatory for us from 2024 onwards. This law obliges us to respect human rights and the environment and requires us to implement legally defined due diligence obligations. One of the key elements of these due diligence obligations is the establishment of a risk management system. Such a risk management system is intended to identify, prevent or minimize risks of human rights violations and environmental damage. The due diligence obligations apply both to our own business activities and to the actions of our contractual partners and suppliers. If we fail to comply with the German Supply Chain Due Diligence Act or if supervisory authorities are of the opinion that we have not complied with our due diligence obligations in accordance with this law, this may lead to official enforcement measures or other administrative penalties and fines. This may interrupt or delay our development activities and could have a material adverse effect on our business, financial condition, reputation and results of operations.

Product liability risks

It is possible that we will be responsible for potential product liability stemming from product research, development or manufacturing and may face an even greater risk if any drug candidate that we develop is commercialized. If we cannot successfully defend ourselves against claims that drug products we develop with our partners caused injuries, we could incur substantial liabilities. Regardless of the merit or eventual outcome of such claims, any liability claims may result in e.g., decreased demand for any drug product that we may develop with our partner, loss of revenues, significant time and costs to defend the related litigation, initiation of investigations by regulators and injury to our reputation and significant negative media attention. We are covered by liability insurance, but notwithstanding such coverage our financial position or results could be negatively affected by product liability claims. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects.

Quality risks in manufacturing and R&D

Our business success hinges upon the fulfillment of both our own and legal quality standards. Parts of our operations are subject to current Good Manufacturing Practice (“cGMP”), Good Laboratory Practice (“cGLP”) and Good Clinical Practice (“cGCP”) requirements. Regulatory authorities and our customers may conduct scheduled or unscheduled (for cause) inspections of our facilities to monitor its Quality System and verify that it complies with regulatory requirements and with the terms of our quality agreements with our customers. Audit findings that can impact on patient’s safety, are classified as “critical” and may lead to a loss of certification with regulatory agencies or a loss of approved supplier status with our customers and a subsequent loss in revenues and in reputation. Our manufacturing facilities also require certification and validation activities to demonstrate that they operate as designed. In addition, our manufacturing and testing facilities are subject to regulatory inspections by the national competent authorities in EU member states (including Italian Medicines Agency (“AIFA”) and Minister of Health in Italy), the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the United Kingdom, the FDA, and other comparable regulatory authorities of other countries. If we are unable to reliably conduct the preclinical and clinical study and manufacture products in accordance with the regulatory requirements, we may not obtain or maintain the necessary authorizations. Further, our facilities may fail to pass regulatory inspections, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. In addition, any failure of quality in the product could cause significant delays and additional costs required to remediate any deficiencies. Any failure in quality which can cause damage to the patient may be subject to civil and criminal penalties. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay regulatory approval, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. With reference to all activities performed in research or non-Good x Practice (“GxP”) development phases, a lack of quality can bring to generation of unreliable data, with consequent loss of time to repeat the experiments, increase of cost, loss of revenues and loss of reputation.

General Governance and compliance risks (fraud, corporate governance)

In terms of governance and compliance risks, we are exposed to a variety of potential challenges, including bribery and corruption, antitrust violations, internal and external fraud, data protection breaches, unlawful public disclosure of insider information, non-compliance with the Supply Chain Due Diligence Act (“SCDDA”), product liability, conflicts of interest, and emerging regulations such as the AI Act. The risks vary in their level of significance and potential impact on the company and have the potential to harm our reputation and result in financial penalties.

Our employees are obliged to adhere to our Code of Ethics and Business Conduct, which is applicable across the entire group. Compliance with internal company policies is paramount to our success and ensures a safe work environment for our employees and early detection of potential risks. It is essential for us to ensure that we in general and our employees individually conduct business in a legal, ethical and responsible manner. Employees are obliged to report any incidents they suspect of having breached the ethical guidelines laid out in our Code of Conduct to their supervisor or to our Compliance Officer. We have also established appropriate guidelines and processes with regard to insider regulations. Accordingly, investigations regarding certain transactions in our shares by our former Chief Executive Officer (“CEO”) were directed exclusively against the person concerned and not against us. Our corporate Legal & Compliance department is in charge of compliance monitoring.

Risks of failing to maintain effective internal control over financial reporting as a U.S.-listed company.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2024. We are subject to requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), to perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal controls. Management has identified material weaknesses in our internal control over financial reporting. As a result, management has concluded that, as of December 31, 2024, our internal control over financial reporting was not effective, as more fully described in Item 15. E of this annual report. Management has also accordingly concluded that our disclosure controls and procedures were not fully effective.

Notwithstanding the material weaknesses, we confirm that our consolidated financial statements, as included in this annual report, fairly present, in all material respects, our consolidated financial condition as of December 31, 2024 and our consolidated results of operations and cash flows for the year ended December 31, 2024, in conformity with IFRS. Management has developed a remediation plan to address the material weaknesses, including enhancing the risk and control frameworks, which will build on the significant attention that management has devoted to controls to date. While we are taking steps to address these material weaknesses, which could require us to expend significant resources to correct the material weaknesses or deficiencies, any gaps or deficiencies in our internal control over financing reporting may result in us being unable to provide required financial information in a timely and reliable manner and/or incorrectly reporting financial information, which could reduce confidence in our published information, impact access to capital markets, impact the trading price of our securities or subject us to potential regulatory investigations and sanctions. In addition, there can be no assurance that these measures will remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Risks of changes in tax laws and interpretations by authorities

We operate in many different jurisdictions and are exposed to various tax risks. Key factors contributing to this risk include legislative changes, where amendments to tax laws and regulations in countries where we operate can impact our tax obligations. These changes may include adjustments to corporate tax rates, introduction of new taxes, or modifications to existing tax incentives. Interpretation by authorities is another factor, as tax authorities may interpret laws and regulations differently, leading to disputes and potential adjustments to our tax filings, resulting in additional tax payments and legal costs. Audit risks are also significant, as increased scrutiny and audits by tax authorities can uncover discrepancies or differing interpretations, leading to reassessments and additional tax liabilities. Transfer pricing adjustments can affect the allocation of income and expenses among subsidiaries, impacting our overall tax burden. Additionally, inconsistent application of double tax treaties can lead to double taxation, where the same income is taxed in multiple jurisdictions.

Loss of R&D tax credits

We rely significantly on Research & Development (“R&D”) tax credits to support our innovation and development activities (as of December 31, 2024, we received € 46.9 m in R&D tax credits for that year). These credits can be subject to change based on government policies and economic conditions in the countries where we operate. The potential reduction or elimination of R&D tax credits could result in increased tax liabilities and reduced cash flow, adversely affecting our financial performance and ability to invest in future R&D projects. Factors contributing to this risk include: Changes in legislation (amendments to tax laws or regulations that reduce or eliminate R&D tax incentives), Economic Downturns (governments may alter tax policies in response to economic challenges, impacting the availability of R&D credits), Compliance and Audit Risks (increased scrutiny and audits by tax authorities could lead to disallowance of claimed credits), Global Operations (variations in tax policies across different jurisdictions where we operate can create uncertainty and complexity in claiming R&D credits).

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

Uncertain protection for Evotec´s intellectual property

Our success depends in part on our ability to develop, use and protect its proprietary methodologies, software, compositions, processes, procedures, systems, technologies and other intellectual property. To protect our intellectual property position, we primarily rely upon trade secrets, confidentiality agreements and policies, invention assignments and other contractual arrangements, trademark registrations and copyrights. Although our patent portfolio is not material to certain aspects of our business as a whole, we have filed patent applications in the US, Europe and abroad related to the Company’s pipeline assets, processes or other technologies (including methods of manufacture). Our collaboration partners also file patent applications on their development assets on which we may earn milestones and royalties. We may not be able to apply for patents on certain aspects of our current or future pipeline assets, processes or other technologies and their uses in a timely fashion or at a reasonable cost. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings before various patent offices or in courts in the US, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Additionally, our intellectual property may not provide the us with sufficient rights to exclude others from copying our processes and technologies or commercializing pipeline assets. If we do not adequately obtain, maintain, protect, defend and/or enforce our intellectual property and proprietary technology, competitors may be able to use our proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.

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

Our ability to enforce our owned (solely or jointly), and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases, we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If any of our owned (solely or jointly) or in-licensed patents covering our pipeline assets, processes or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our pipeline assets, processes or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights.

Risks in securing licenses.

We currently have rights to certain intellectual property, through our owned (solely or jointly) and in-licensed patents and other intellectual property rights, relating to identification and development of our pipeline assets, processes or other technologies. Our pipeline assets, processes or other technologies could require the use of intellectual property and other proprietary rights held by third parties and their success could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our pipeline assets may require specific formulations to work effectively and efficiently, and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license from third parties any compositions, methods of use, processes or other third-party intellectual property rights that we identify as necessary or consider attractive, on reasonable terms, or at all, for pipeline assets, processes and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we, or our partners, may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

Risks from unknowing all third-party intellectual property rights

We may not be aware of all third-party intellectual property rights potentially relating to our assets. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the US and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the US Patent and Trademark Office (“USPTO”), or other similar proceedings in non-US jurisdictions (e.g., within the jurisdiction of the Deutsches Patent und Markenamt (“DPMA”) or European Patent Office (“EPO”)), that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on the our business, financial condition, results of operations and prospects.

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

Limited lifespan of patents

Patents have a limited lifespan. Most international jurisdictions provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our or our partners’ assets, processes and other technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

HR risks

Loss of highly qualified staff (key employees)

In 2024, we faced significant organizational changes and challenges, including the departure of a long-standing CEO, the appointment of an interim CEO, and challenging financial results. These developments necessitated a restructuring program to address capacity issues, which affected approximately 7% of the workforce globally. By the second half of the year, a new CEO and Chief People Officer (“CPO”) were appointed, and a strategic review, led by a newly appointed Executive Vice President (“EVP”), Head of Transformation and Strategy, was launched in October. These challenges significantly impacted Human Resources (“HR”) initiatives, including the temporary suspension of leadership programs (EVOlead) and other talent development activities. We have prioritized our strategy reset, which will drive a revised operating model, organizational structure, culture, and leadership approach. We recognize the heightened risk of attrition, particularly the potential loss of critical talent, which could jeopardize the execution of our new strategy.

Risk related to talent acquisition and employee retention

One of the primary challenges we are facing is sourcing and hiring the right talent across our diverse global locations. This challenge is intensified by competitive labor markets, limited availability of specialized skills, and the evolving demands of the biotech and pharmaceutical industries as we continue to grow and adapt. In addition to sourcing new talent, we must also address the ongoing challenge of replacing employees who leave, retire, or transition out of the organization. Finding suitable replacements, particularly for leadership roles and positions requiring advanced scientific expertise, often requires extended timelines and careful consideration to ensure the right experience, expertise, and cultural fit.

The scarcity of qualified candidates, combined with competition from other industry players and the changing dynamics of remote and hybrid work, can affect our ability to attract talent for critical roles. In 2024, we continued to monitor closely the challenges related to finding new employees and replacements across our global locations. While employee turnover remains a factor in talent management, our ongoing focus is on sourcing and hiring the right talent for key positions. This is particularly important for specialized scientific and leadership roles, where skills shortages and competitive labor markets can lead to prolonged vacancy periods.

Information technology risks

Cyber risks, data integrity and protection and loss of data

We collect and maintain information in digital form that is necessary to conduct our business, particularly for purposes of our PanOmics, PanHunter, J.DESIGN and induced Pluripotent Stem Cell (“iPSC”)-based drug discovery platforms, and we are highly dependent on our information technology systems. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, human samples and personal information. We have also outsourced elements of our information technology infrastructure, and as a result several third- party vendors may or could have access to confidential information.

Our information technology systems, including its internal computer systems, and data may continue to be vulnerable. As previously disclosed, we were the victim of a ransomware incident in 2023, which may continue to impact our operations. The incident has caused delays in our operations in previous years and may continue to cause delays or loss of revenue and additional costs, which may adversely affect our results of operations, cash flows and financial condition.

As a result of the ransomware incident and any future cyber security incidents, information stored on our networks may be manipulated, publicly disclosed, and permanently lost. Any such breach or other loss of information could result in legal claims or proceedings and liability under laws that protect the privacy of personal information, as well as regulatory penalties. We cannot guarantee that third parties will not be able to access or otherwise breach our systems without authorization in the future. Such unauthorized access or breach could adversely affect our business, results of operations and financial condition. While we are committed to prevent cyber security incidents, there can be no complete assurance that there will not be future cyber security incidents or vulnerabilities.

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

GDPR and other similar jurisdictions

Considering the significantly expanded regulations under General Data Protection Regulation (“GDPR”) and other similar jurisdictions, we are permanently reviewing the handling of relevant internal and external data and its respective flow, storage and access. If we fail to comply with the GDPR and the applicable national data protection laws of the EU member states, or if regulators assert, we have failed to comply with these laws, it may lead to regulatory enforcement actions or other administrative penalties. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition and results of operations. We must comply with GDPR and United Kingdom (“UK”) GDPR, but the future of UK data protection laws and their alignment with EU standards remains uncertain beyond June 2025, potentially increasing costs and overall risk exposure. New or enhanced privacy and data security laws in jurisdictions outside the EU, including the US, could increase our compliance costs and risks. The EU-US Data Privacy Framework (“DPF”), effective July 2023, establishes safeguards ensuring data protection equivalent to EU standards for companies that join the DPF. While certification under the DPF may lead to additional costs, the penalty risk due to the adequacy decision is considered low, though future challenges to the framework remain a possibility.

Privacy and data security laws, including the GDPR, are rapidly evolving, with significant uncertainty surrounding their enforcement and interpretation. The adoption of the EU AI Act in 2024 introduces new obligations for organizations using AI systems, such as risk classification and safeguards, potentially impacting data protection compliance. Ensuring adherence to these laws and regulations may impose significant costs and risks, potentially disrupting our business, financial results, and prospects.

Operational risks

Procurement risks

Our business depends on a reliable supply of various materials for our laboratories and production. Due to our business model, short-term order inquiries are unavoidable, so that delivery bottlenecks can lead to delays in projects and production and thus have a negative impact on our capacity planning and earnings situation. Price increases for laboratory and production materials, but also for electricity and gas, represent a financial risk. Due to regulatory requirements, however, we are not always able to switch to other sources of supply, so that we cannot fully mitigate the risk. In the context of the Russia/Ukraine conflict and the new rekindled Israel-Hamas conflict with impacts like disrupting the transit via the Strait of Hormuz, we are facing a procurement risk due to short-to-medium-term increasing energy prices since about one third of the gas and oil is transported via that route and would have to be re-routed with impact on increased transportation time, costs and availability of materials and goods. Nevertheless, the risk has decreased compared to 2023, mainly due to the inclusion of additional costs in the budget and a trend towards an easing of the situation on individual procurement markets, particularly the energy market. Despite a positive trend on the energy price market, it remains heavily influenced by political decisions and unpredictable geopolitical developments. Interruptions such as production stop at our sites because of having no materials are therefore currently not predictable.

Process risks

For the operation of our complex global business, we have opted for a best-of-breed approach, i.e. we use the best system solution for different business processes and connect the various systems using middleware. In this way, we achieve comprehensive coverage of the various business processes and a high degree of accuracy of it. In the past, acquisitions and in-house developments have resulted in a heterogeneous system landscape that does not always support this approach. A heterogeneous process landscape carries the risk that many (financial) processes can involve a high degree of labor-intensive, manual work, which increases the process risk of errors in our day-to-day business. To mitigate this risk, we strive for sustainable automation and digitalization of business processes. The implementation and operation of new processes and IT projects are associated with certain risks. Failure to integrate properly with other systems we use, possible loss of data or information, cost overruns and delays could have a negative impact on our business activities and the effectiveness of our internal controls.

Major disasters on sites

In the event of breakdowns in operations and disruptive major disaster that results in stoppages of our activities on one or multiple sites, or in damages and/or interruptions to the operations of key suppliers, we may be forced to suspend or incur significant delays in parts or all of our activities. In each case, there is a potential risk that our financial position and operating results may be substantially affected. In addition, the timely and proper execution of R&D activities may be impacted by damages to our research facilities or breakdown of production equipment. In case of major unforeseeable disasters such as extreme weather events or earthquakes (especially in risk areas like Seattle, US), we may suffer loss of business due to inability to execute contracts and fulfil client deliverables. We have created business continuity plans as well as disaster recovery plans and have insurances for these rare events.

Environmental, health and occupational safety risks

The nature of our operating activities exposes us to a wide range of environmental, health and safety (“EHS”) risks. Our EHS teams and management systems help identify these risks and drive performance improvements by setting and advising of industry standards, compliance requirements and through minimizing complexity. We continuously enhance governance and competence in EHS across our organization, along with opportunities to focus on proactive risk management, aligned with the global trends, ongoing compliance developments and client expectations in this space.

Item 4.       Information on the Company

A.	History and development of the company.

We were incorporated on December 8, 1993, as a company with limited liability (Gesellschaft mit beschränkter Haftung) under the laws of Germany under the name EVOTEC BioSystems GmbH, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 54731. On August 7, 1998, we were converted into a German stock corporation (Aktiengesellschaft) under the laws of Germany under the name EVOTEC BioSystems Aktiengesellschaft, formerly registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 68223. On February 28, 2002, we changed our name to Evotec OAI AG, and on June 8, 2005, we changed our name to Evotec AG. On March 29, 2019, we converted into a European stock corporation (Societas Europaea, or SE) under the laws of Germany and the EU called Evotec SE, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Hamburg, Germany, under the number HRB 156381.

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

On November 14, 2024, we announced that the Company received a non-binding expression of interest from the listed US biotechnology company Halozyme Therapeutics Inc. regarding a takeover offer addressed to the shareholders of the Company with an offer price of EUR 11.00 per share. On November 22, 2024, we have taken notice of the statement made by Halozyme Therapeutics Inc., stating that it has withdrawn its non-binding proposal to acquire Evotec.

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

At Evotec, we envision drug discovery, development, and manufacturing as a seamless continuum. Our ambition is to lead the way by combining comprehensive disease understanding at the molecular level with cutting-edge technologies, transforming this knowledge into precise, life-changing medicines through collaborative partnerships. We aim for reshaping the future of healthcare through providing flexible access for our partners in the pharmaceutical and biotechnology industry to our platform across the continuum of discovery, development and manufacturing.

As of December 31, 2024, more than 3,800 scientific experts spanning a large range of disciplines along the R&D value chain and in a large variety of disease areas, where we have gained deep knowledge of the underlying biology, molecular mechanisms, and therapeutic targets over the years. Our broad range of disease area expertise covers oncology, central nervous system (“CNS”) disorders, metabolic diseases and cardio-metabolic disorders, auto-immune, inflammatory and infectious diseases, other areas of expertise cover fibrotic and respiratory diseases, rare diseases, and animal health.

Our proprietary technologies and platforms, such as proprietary molecular patient databases, induced pluripotent stem-cell based disease modelling, high performance Omics technologies and comprehensive fully integrated platforms for drug screening, profiling and development as well as manufacturing are setting Evotec apart from competitors. We believe that we differentiate from our competition because we combine technologically leading, fully integrated drug discovery and development platforms with these cutting-edge platforms across a spectrum of modalities. By sharing access to these platforms, we build customized, result-focused partnerships which can be based on standalone and/or integrated fee-for-service relationships with the goal to advance the projects of our partners in the most cost-effective and timely manner to drug candidates with highest probability of success during clinical development and in the market. Furthermore, next generation platforms will be reserved to strategic partnerships where we co-develop assets together with our partners based on proprietary targets or technology platforms. The ultimate goal is to align patients’ needs with the industry’s demand for efficient R&D.

Our network of partners ranges from leading pharmaceutical companies, small and large biotechnology companies, academic institutions, patient advocacy groups and venture capitalists as well as mission-driven foundations and not-for-profit organizations.

Our offering covers all areas of preclinical R&D from Discovery Services to Development & Manufacturing Services as well as Absorption, Distribution, Metabolism, Excretion (“ADME”)-Tox Solutions, provided by our subsidiary Cyprotex. Moreover, we cover the entire value chain of discovery, process development and manufacturing expertise in the field of biologics, operated by Just – Evotec Biologics. By sharing access to these platforms, we form result-driven partnerships to co-create potential drugs and intellectual property by leveraging our assets, targets, and propriety technology platforms together with our partners for co-development or new co-creation of therapeutics.

Artificial Intelligence (“AI”) and Machine Learning (“ML”) expertise and capabilities such as deep learning and computational knowledge integration is put into use where needed and effective along the entire value chain. Our platforms are specifically designed to lead to differentiated results by integration into established R&D capabilities and ultimately for the discovery of next generation, highly differentiated precision medicines.

For the near future, a substantial majority of revenues (2024: 94%, 2023: 94%) generated from the offerings to our partners will be based on “fee-for-service” agreements or Full-time equivalent (“FTE”) -based arrangements. Subject to the degree of integration of partnerships and multi-step research campaigns, we may also benefit from success-based payments, so-called milestone payments. If alliances are built based on co-development of therapeutics with Evotec Intellectual Property (“IP”) involved, we may also benefit in future from substantial milestone and royalty payments in addition to the compensation of research work via FTE rates. In the years ended December 31, 2023, and 2024, 0.6% and 0.4%, respectively, of our total group revenues from third parties were derived from milestone payments. There was no mentionable contribution of royalties at this stage. Revenues generated from commercial manufacturing of biologics should become a relevant contributor to overall growth of group revenues by 2030.

The chart below provides an overview on active projects/therapeutics, which we co-develop with partners (“Partnered Pipeline”) or which could be subject to co-development alliances in the future (Unpartnered Pipeline”). As of December 31, 2024, the portfolio of projects in clinical trials composed of one drug that obtained market approval in China in 2023 and six projects in Phase I.

We initially discovered most of the candidates for which we have the right to receive royalty or milestone payments. We subsequently licensed or assigned those candidates to partners for continued preclinical and clinical development. Moreover, it also includes candidates that have been initially discovered by our partners and that have become the subject of a joint research project pursuant to which we are eligible for royalty or milestone payments. As of December 2024, 75 active projects were partnered and an additional amount of 45 projects are eligible for partnering in the future. To improve our risk / return profile in future, we will focus on co-developed projects and will pursue independent discovery and development of proprietary asset very selectively as proof-of-concept of our platforms. The only Important to note that the chart above does not contain candidates that are being discovered and developed by partners in whom we have solely an equity stake. For these projects we have no rights to benefit from milestone or royalty payments and there is no direct impact on our P&L. However, we could benefit from value accretion related to the progress of these assets.

At the start of 2024, we operated 17 sites, including a network of five manufacturing facilities, including capacities for continuous manufacturing of biologics in the United States, in Redmond (Washington), the “J.POD” facility. In September 2024, we celebrated the Grand Opening of our second J.POD facility in Toulouse, France (Europe) which will be operational in 2025. Our Active Pharmaceutical Ingredient (“API”) manufacturing capabilities are in Europe in Abingdon, United Kingdom, and Verona, Italy. We also have GMP manufacturing for cell therapy in Medolla, Italy. In the first half of 2024, we announced a reset of priorities resulting in a stronger focus on profitable growth. This process triggered size and footprint adjustments and led to the exit of our gene therapy activities in Orth, Austria and Chemistry activities in Marcy / Lyon, France as well as the decision to discontinue the operation of Halle / Westphalia, Germany. Eventually, the site in Halle was sold to Monacum Partners GmbH, a Munich based Private Equity firm with closing of the transaction in early December 2024. At the end, of 2024 our local footprint represented 15 sites. Certain of our operations are carried out under GMP and GLP regulations, which are certified and periodically audited by regulatory agencies, such as the FDA, MHRA, AIFA, and our partners.

Starting from January 2024, two new reporting segments were introduced: Shared R&D and Just – Evotec Biologics, replacing EVT Execute and EVT Innovate.

●	Shared R&D primarily includes drug discovery and development services and solutions. Starting with sourcing novel treatment ideas derived from patient data and continuing with target validation and lead optimization. In the subsequent development phase selected candidates can seamlessly transition to IND application. Shared R&D accounted for 77% of our revenues from third parties in the year ended December 31, 2024, and 86% and 93% for the years ended December 31, 2023, and 2022, respectively.
●	Just – Evotec Biologics is our advanced approach to designing, discovering, developing, and manufacturing modern bio-therapeutics, provides services in the areas of antibody molecular optimization, first-in-human integrated biologics, product and process design, continuous bioprocessing platforms, and commercial biomanufacturing. Just – Evotec Biologics accounted for 23% of our revenues from third parties in the twelve months ended December 31, 2024, and 14% and 7% for the years ended December 31, 2023, and 2022, respectively.

Revenue generated through the Evotec or Cyprotex brands are included within the Shared R&D segment, including standard fee-for-service arrangements, larger collaboration arrangements, as well as all pipeline assets. Evotec believes its Shared R&D partnership model is unique and allows to balance and diversify the risks associated with drug discovery. Revenue generated through the Just – Evotec Biologics brand are included within the Just – Evotec Biologics segment.

Our services across the continuum can be clustered in the four areas: Discovery Services, Development & Manufacturing Services, Cyprotex ADME-Tox Solutions, and Just – Evotec Biologics, where the latter represents a separate reporting segment besides Shared R&D, which covers the first three areas. Within our service clusters, we have developed specific areas of expertise and proprietary platforms that are combined with established R&D capabilities designed to offer holistic drug discovery and development solutions.

The composition of revenues and profitability depends on the composition of services provided, the nature of the contract with our partners, the ownership of the intellectual property (i.e. the degree of integration of proprietary technologies and platforms), the stage of the project and our right to generate revenue from development success. We believe our partnership model is unique and allows us to balance and diversify the risks associated with drug discovery.

Discovery Services

Our comprehensive toolbox combines established R&D capabilities and our industrialized PanOmics approach towards molecular disease understanding and iPSC disease modeling platform.

Our integrated Drug Discovery toolbox includes (selection):

●	Target ID & Validation
●	Hit Identification
●	Structural Biology

●	Molecular Design & MedChem
●	In-vitro Biology
●	In-vivo Pharmacology
●	Biomarkers
●	Bioreagents & Cellular Sciences
●	Early Formulation
●	Sample Management
●	In silico and AI/ML platforms
●	Proprietary Technology platforms: PanOmics, Evotec’s Molecular Patient Databases (“E.MPD”), induced pluripotent stem cells (“iPSC”)
-	PanOmics- PanOmics, our multi-omics supported drug discovery platform, combines industrialized Omics data generation and AI/ML supported Omics data analysis. Built on the foundation of proprietary molecular patient data, the platform fundamentally improves the understanding of disease processes, disease modeling in vitro and in vivo, the identification of novel high value targets as well as biomarker discovery and patient selection.

The technologies in use cover the whole range of biomolecules from genes to protein to metabolites. While we are using standard commercially available processes for genomics, we have invested massively into high-throughput and high-resolution transcriptomics, proteomics, and metabolomics methods. These methods allow us to study diseases processes on all molecular levels and yield a deeper understanding of the disease mechanisms and discovery of novel predictive biomarkers. We believe our proprietary multi-omics data generation platform, PanOmics, is industry-leading in terms of throughput, robustness, and cost efficiency, in the fields of transcriptomic and proteomic analysis.

The results often lead to the stratification of sub-populations within a broader group of patients and eventually may lead to the development of personalized therapies. This change in paradigm has increased the need for new AI/ML-based platforms, tools, and methods to better understand, interpret, and translate the vast amounts of information and data that is being generated to broaden knowledge of the molecular biology, cell regulation and the pathogenesis of individual diseases. PanHunter, our integrated data analytics platform, makes the Company’s -omics data available in a user-friendly manner at the enterprise level. Users can freely interact with and combine data in a modular, app-based system where results are available immediately and can be interpreted or used as input for subsequent steps. This rapid feedback is a crucial feature distinguishing PanHunter from other similar tools.

-	E.MPD - Evotec’s Molecular Patient Databases
●	The drug discovery process starts with a fundamental understanding of molecular disease processes. We believe that gaining a better insight into the molecular level of disease processes is the only way to develop disease modifying or even curative therapies. Evotec has established unique and proprietary molecular patient databases in number of disease areas including chronic kidney disease (“CKD”), immunology and inflammation (“I&I”), and neuronal diseases. Our most comprehensive molecular patient database has been built in CKD.

Utilizing the PanOmics data generation platforms, we conducted molecular profiling of patient tissues and samples in the database and thereby generated crucial molecular patient data required to drive precision medicine approaches in CKD. We have continuously expanded this database, which is based on data from almost 12,000 CKD patients. To our knowledge, this constitutes by far the largest CKD patient molecular database worldwide and now constitutes more than six hundred billion data points.

Based on the strength of our molecular CKD patient database, we have built four partnerships in kidney diseases in the last five years with prominent pharmaceutical companies such as Bayer, Novo Nordisk, Eli Lilly, and Chinook (now a Novartis company). Our collaborations are structured as multi-target agreements pursuant to which an undefined number of targets may be pursued.

While our molecular patient database in CKD is the most comprehensive set of data at this stage, we aim to advance several additional proprietary molecular patient databases in other disease areas (e.g., Metabolic and Cardiac diseases, women’s health etc.) by adding samples from more patients. The opportunity to derive new targets and therapies in these disease areas is tremendous, and we aim to capitalize on these databases via additional strategic alliances.

-	iPSC based disease modeling - The improved molecular understanding of disease processes and therefore of sub-populations of larger patient populations enables us to establish more disease relevant in vitro models especially using patient-derived disease models through iPSC technology. Combining our improved understanding of molecular disease processes in patients with iPSC-based patient derived disease models as well as high performance Omics profiling and AI/ML supported data analytics is a unique set up to seamlessly prosecute novel insights in disease biology into next generation drug discovery programs.
●	iPSC cell assays enable a more accurate modelling of diseases and therefore represent an alternative to animal models in profiling drug candidates at preclinical stages. Patient-derived iPSCs offer unprecedented opportunities for in vitro disease modelling and have unlocked new possibilities for the development of more efficacious and safer drugs. Since 2013, we have built an iPSC infrastructure that forms an integral part of our PanOmics-driven drug discovery platform and can be applied to a broad range of therapeutic areas. It has been created with the key goal of developing more accurate and scalable models to investigate disease aetiology and to industrialize iPSC-based drug screening in terms of throughput, reproducibility and robustness in miniaturized 384-well format.

While iPSC disease models are traditionally utilized in two-dimensional monocultures, we are also investigating next generation multi lineage technologies, such as co-cultures and organoids, to attain greater physiological relevance. Our ’clinical-trial-in-a-dish’ approach allows testing of novel drug candidates on iPSC-derived models from a representative sample of human patients in a multiplexed fashion and has vast potential for multiple areas of drug discovery – from early stages of lead optimization to regulatory safety assessment.

Development & Manufacturing Services

We provide a one-stop solution for drug development and manufacturing across all stages, designed to work closely together with our partners to design and execute the best strategy for rapid entry into first in human studies and further advancement into clinical supply for Phase II and Phase III studies.

Integrated Development & Manufacturing Services include:

●	INDiGO - Investigational New Drug (“IND”) Enabling Program - INDiGO is a fully integrated development program wherein clinical-enabling drug substance, safety assessment, clinical drug product, and regulatory activities are conducted at a single site and within a single contract, providing an fully integrated and optimally-efficient plan for IND/clinical trial application (“CTA”) submission. All these activities are governed by a project team with decades of pharmaceutical experience, and harmonized with our fully-equipped regulatory support team providing a robust, streamlined development engine with multi-disciplinary coordination to accelerate drug candidates into the clinic. Instead of single services, we offer a solution designed to materially shorten the process of bringing a new drug candidate into the clinic.
●	Fully integrated API capabilities - Our API capabilities encompasses process chemistry, analytical, and manufacturing operations. In addition to offering integrated process R&D and analytical development services using state-of-the-art laboratory facilities and equipment, we also supply APIs for preclinical development, non-clinical use, clinical trials, and small-scale commercial supply. To ensure compliance with cGMP standards and to provide support for customer audits and regulatory inspections, we have an independent Quality Assurance unit that oversees all API activities. Our chemistry, analytical, and manufacturing operations are co-located at facilities in Abingdon, UK, and Verona, Italy.

●	iPSC based Cell Therapy - We have built a fully integrated end-to-end platform to develop and manufacture off-the-shelf iPSC-based cell therapeutics. In addition, we conduct R&D to develop innovative proprietary product candidates to accelerate pipeline building with our partners. Our proprietary internal iPSC-based preclinical product candidate pipeline encompasses immunotherapies for cancer and autoimmune diseases, as well as regenerative therapies targeting diabetes and heart failure. Our platform integrates cutting-edge gene editing and targeting technologies, along with a GMP facility for manufacturing clinical development candidates. located near Modena.

Cyprotex ADME-Tox Solutions

Cyprotex enables and enhances the prediction of human exposure, clinical efficacy and toxicological outcome of a drug or chemical. We are able to combine quality data from a comprehensive portfolio of in vitro assays with leading in silico technology and harness our extensive experience in the absorption, distribution, metabolism, excretion (“ADME”)-Tox field to add value, context and relevance to the data supplied to our partners. Cyprotex serves a several different industries including the pharmaceutical and biotech, personal care and cosmetics, household products, and the chemical and agrochemical industries.

The range of Cyprotex ADME-Tox Solutions encompasses:

●	In vitro ADME and pharmacokinetic (“PK”) - Studying ADME of a compound can be used to estimate the plasma and tissue concentrations in the body (pharmacokinetics). There is a clear link between pharmacokinetics/tissue exposure and clinical efficacy and safety due to either on-target or off-target effects.
●	Integrated and standalone bioanalysis – Evotec and its subsidiaries have a breadth of experience in bioanalysis for small molecules and bio-therapeutics of any size for non-clinical and clinical sample analysis. The scientific experience, capacity and application of the bioanalytical equipment provide a fast turnaround that will help to arrive at “go/no-go” decisions faster. Our bioanalysis service is part of both standalone services as well as fully integrated packages. We can offer both non-GLP and GLP bioanalytical services with validated methods appropriate for regulatory submissions.
●	Toxicology - Significant expertise in the latest techniques such as high content imaging, microelectrode array, 3D cell and iPSC-derived models and transcriptomics to identify potential toxicity and understanding mechanisms of toxicity at an early stage in drug discovery. More and more human relevant cell-based models are being introduced in drug discovery to address this need. Evotec and its wholly owned subsidiary Cyprotex is among the leaders in this field.
●	Physicochemical Profiling - Determining key physicochemical properties of compounds plays a pivotal role in supporting rational compound design by providing insight into the relationship between a molecule’s structure and its physical behavior within many areas in an organism, e.g. dissolution, absorption, distribution, metabolism, elimination, protein affinity, and toxicity.
●	Modelling & Simulation - Properly developed systems models can generate valuable additional information from data, enabling improved decision making, cost reduction and reduction in animal usage. Cyprotex performs innovative mathematical modeling and offers multiple modeling solutions, such as Pharmacokinetic Prediction using physiologically based pharmacokinetic (“PBPK”) models, Machine Learning & Quantitative Structure-Activity Relationship (“QSAR”) /Quantitative structure–property relationships (“QSPR”) modeling primarily performed by a proprietary system developed in-house, PK/pharmacodynamic (“PD”) modeling, as well as a suite of methods for integrating data from multiple in vitro, ex vivo and in vivo sources – whether ADME/PK, toxicity and/or efficacy.

Just — Evotec Biologics

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

Evotec acquired Just Biotherapeutics (subsequently renamed Just – Evotec Biologics) in 2019, which represented our entry into the large and growing market for commercial biologics and expanded our multi-modality capabilities. The founding and original concept of Just – Evotec Biologics was to create an agile, flexible, and cost-effective method of biologics discovery, development, and manufacture to enable affordable global access to modern biologics therapies. This powerful, horizontally integrated end-to-end system is called J.DESIGN.

Our full suite of capabilities from Discovery to Commercial Supply of biologics includes:

●	Antibody Molecular Optimization
●	Integrated Services for First-in-Human Biologics
●	Development Services
●	Continuous Bioprocessing Platforms
●	Biomanufacturing Services
●	Technology Partnerships

Because we utilize J.DESIGN throughout the entire drug discovery and development process of a biologic, by the time it reaches the manufacturing stage in any given program, we have already predicted and reduced the risk of most scaling problems that may occur. As a result, we can deliver flexible, right-sized manufacturing with faster turnaround times and without sacrificing the quality of the products. This new paradigm broadens the scope of disease areas for biologic drug candidates driven by significantly higher yields and lower costs. It will also accelerate the growth of biosimilars given cost advantages, and it makes orphan diseases more amenable to biologics despite small addressable populations. For the same reasons, smaller patient populations resulting from precision medicine-based patient stratification will also benefit.

The so called J.POD. a late-stage clinical and commercial manufacturing facility, is the plant design aspect of J.DESIGN. A J.POD accelerates the development of highly productive processes that can be executed in relatively small unit operations and still make enough product to meet almost all commercial market needs in a single facility. These highly intensified processes reduce the size of unit operations to fit into relatively small, flexible “POD’s” or clean rooms, and become the core manufacturing space in a J.POD facility. Since the entire process train uses single-use technology, central and CapEx intense utilities like “clean in place” or “sterilize in place” systems are eliminated, as well as the large amount of stainless-steel piping and large stainless-steel vessels that must be precisely built and validated. In addition, POD’s, and the equipment they contain can be built and assembled while the plant is being constructed so that the time and complexity of validation are dramatically reduced.

Finally, instead of increasing the size of bioreactors and processing steps to expand capacity (as in traditional large-scale manufacturing facilities), additional bioreactors of the same size are essentially “cloned.” In essence, we “scale-out” rather than “scale-up” and effectively reduce scale-up risks by manufacturing at the same scale from early clinical development through commercial manufacturing. Our processes are highly “intensified,” using continuous perfusion and connected downstream processing to make large amounts of high-quality drug substance with a relatively small bio processing footprint.

To enhance our manufacturing capabilities, in August 2021, we opened our first J.POD, a late-stage clinical and commercial manufacturing facility in Redmond, Washington, United States. Because our facility contains clinical and commercial processes, both can be operated at the same scale to facilitate seamless transfer and eliminate scale-up risk. The site, which will be able to produce on a large enough scale to meet most of our commercial needs in a single facility and will mainly supply markets in North America.

As global demand for flexible biologics capacity and for more affordable access to medicines increases, we have started construction of a second J.POD facility in Toulouse, France in September 2022 and the Grand Opening was celebrated in September 2024.

Our Competitive Strengths

Based on many technological advances and new biological insights, the opportunity to change the odds and improve the success rates in drug discovery has been made more achievable. In our view, our set-up as a fully integrated drug discovery and development innovation hub makes us well-positioned to achieve superior results. We believe we have built the most agile platform in the industry, and we distinguish ourselves from our competition through our competitive strengths, as described below:

●	Our fully integrated innovation platform has comprehensive breadth and depth: Our platform covers the full discovery, preclinical and early clinical development value chain, delivered in a highly integrated, cross-functional manner. This platform is comprehensive and, in its breadth, and depth provides unique offering that resonates strongly with our partners because we offer a unique combination of disease area expertise, full-suite technology, and predictive power across most modalities. Our competitors in the market for external drug discovery offer services or solutions with a limited scope focusing on discrete steps within the value chain. In contrast, our platform integrates disruptive, proprietary technologies within a holistic product suite to enable the development of potentially first and best-in-class therapeutics. Based on our industry knowledge and the public disclosure of other industry participants, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modeling with multi-modality expertise across small molecules, biologics, and cell therapies, as well as related manufacturing capabilities.
●	Our platforms are designed to optimally support precision drug discovery: The integration of precision and efficiency is in our view the solution to the industry’s challenge of constantly declining returns on R&D investments. Over the last 25 years, we have built an agile platform, designed to help improve returns from R&D. Our proprietary discovery and development platforms leverage data, operational efficiencies, and technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process. We also apply ML and AI to our novel molecular patient databases and disease models to generate and analyze data with the ambition to increase the likelihood of success in clinical trials and provide solutions to the challenge of constantly declining returns on R&D investments.
●	Our patient-centric approach helps us benefit from the paradigm shift of precision medicine: We have built an advanced precision medicine platform that integrates molecular patient databases, our iPSC- based drug screening platform as well as our PanOmics platforms. We believe that the identification of disease-relevant molecular profiles in patients is fundamental for most precision medicine approaches, and we target the development of molecular patient databases in various disease areas. For example, our chronic kidney disease (“CKD”) database is derived from almost 12,000 CKD patient profiles and more than 6,000 in other disease areas. We have also uniquely integrated our iPSC platform with other core technologies, which enables iPSC-based disease modelling and drug screening at an industrialized scale. We believe that patient-derived disease models are the new gold standard in profiling drugs at the preclinical stage of development, eventually leading to lower attrition rates during clinical trials. This helps us drive the paradigm shift toward individualized drug discovery and allows us to address diseases in a more precise manner tailored to molecular patient profiles.
●	Our modality-agnostic set of solutions maximizes the potential of our integrated technology platform: Our multi-modality platform ranges across small molecules, biologics, and cell therapy. Our platforms are applicable to all modalities and lead to a modality-agnostic pipeline spanning a broad range of disease areas. We leverage our industry-leading iPSC platform for the development of next-generation cell-based therapies as well as disease modeling and drug screening.

●	Our wide array of high-quality partnerships results in a deep, diversified pipeline: We are a partner of choice for leading pharmaceutical companies, small and large biotechnology companies, start-ups, academic institutions, patient advocacy groups, venture capitalists as well as foundations and mission-driven not-for-profit organizations. Due to our value proposition for partners, we can retain significant commercial upside with all our assets that are partnered in the form of royalties, milestones, or equity stakes. Our pipeline benefits from our highly productive research collaborations and is designed to become one of the largest royalty portfolios in the industry. The value upside created by our pipeline comes at a low capital intensity and at an attractive risk-reward profile as our partners typically carry the clinical development costs of our assets.
●	Our people and culture place scientific excellence at the heart of everything we do: We are led by a strong management team with extensive industry knowledge and experience. We foster a culture of scientific excellence and problem solving, demonstrated by the scientific expertise and passion of our more than 3,800 scientists who work for Evotec as of December 31, 2024. A large share of our employees holds at least one academic qualification, including a significant number with a Ph.D. or equivalent. We stay close to groundbreaking research through our numerous research collaborations with academic institutions such as the University of Oxford, the German Cancer Research Center, (DKFZ), the University Hospital in Hamburg, the University of Toronto, Harvard, Yale, Johns Hopkins University, the Ospedale San Raffaele (OSR) in Milan, or A*STAR and the National University of Singapore (“NUS”). Our people strategy focuses on attracting, growing, and retaining talent, developing our leaders to be great leaders, ensuring a fair and competitive reward system, and supporting our ONE Evotec culture. Our three core values that form the basis of our corporate culture are innovation, collaboration, and entrepreneurship. These values are consistently lived internally amongst Evotec employees as well as externally with our partners (two of our critical stakeholder groups) and are essential to our business model.

Key Performance Metrics for our Fee-for-Service and FTE-based Business models

1)	Share of Annual Repeat Business

We have demonstrated solid customer retention rates, as defined by the percentage of revenues from customers with whom we had a relationship within the prior year, above 90% in each of the last three years. We review our repeat business on a yearly basis. Repeat business was 94% in 2024, 93% in 2023 and 92% in 2022 respectively.

2)	Customer Evolution and Contribution

The number of our customer alliances has expanded significantly in recent years, providing further validation of our services provided. The total number of customers in 2024 was 849, compared to 838 in 2023 and 819 in 2022, respectively. During 2024, we added 292 new customers compared to 298 in 2023 and 325 in 2022. The number of customer alliances that generate revenues of more than €1.0 million per year has increased to 109 in 2024 or 13%, whereas in 2023, we had 102 customers or 12% and in 2022 118 or 14% of total customers.

3)	Increased revenue share from top ten customers

Our customer and revenue bases have become more concentrated over the last three years. Our top ten customers’ contribution to total revenues amounted to 52% in 2024 versus 47% in 2023 and 39% in 2022. Evotec’s largest three customers by revenue collectively accounted for 38% of revenues in 2024 versus 35% in 2023 and 25% in 2022. Bristol Meyers Squibb and Sandoz are the only customers which each individually accounted for more than 10% of group revenues.

Our Growth Strategy

Our growth strategy is based on the following pillars:

●	Striving for differentiation through technological and scientific leadership.
●	Shared R&D to focus on Drug Discovery & Preclinical Development (Target ID to IND).
●	Just — Evotec Biologics to evolve as technology and service provider and manufacturing accelerator.
●	Focus on high-quality, high-potential.

Developments in the pharmaceutical and biotechnology markets

According to Grand View Research, the global biotechnology industry is driven by strong government support in the form of initiatives to modernize the regulatory framework, improvements in approval processes & reimbursement policies, as well as standardization of clinical trials. On the other hand, public funding can be volatile either due to budget constraints or changes in prioritized research fields. A clear driver is the increasing prevalence of personalized medicine and the growing number of orphan drug formulations, which are opening new opportunities for biotechnology applications and are encouraging the influx of emerging and innovative biotechnology companies, further boosting market sales.

Precedence Research estimates the global biotechnology market to grow with a Compounded Annual Growth Rate („CAGR“) of 11.5% from $ 1.55 tn in 2024 to $ 3.21 tn by 2030.

The global small molecule discovery market is expected to increase with a CAGR of 7.97% from $ 88.57 bn in 2024 to $ 140.31 bn by 2030, while the cell therapies continue to become more and more important: The global cell therapy market is expected to grow from $ 21.28 bn in 2024 to $ 58.0 bn in 2030 according to Precedence Research. Rising demand for clinical solutions for the treatment of chronic diseases, such as cancer, diabetes, age-related macular degeneration, and almost all forms of arthritis are also expected to boost the market. The discovery and development of products for diabetes and neurological disorders such as Parkinson’s and Alzheimer’s, various cancers and cardiovascular diseases, together with its partners, is also a core competence of Evotec.

Business model

As an external innovation partner to the life science industry, we provide stand-alone services or integrated offerings, characterized by multi-year, multi-stage drug discovery and development campaigns using our industrialized and comprehensive infrastructure. Strategic pipeline building, leading to co-ownership in drug products, is achieved if proprietary technologies and intellectual property (IP) is leveraged. The “fee-for-service model” is the main source of revenues today. It usually applies where no IP of Evotec is involved or no essential proprietary technology platforms (e.g., PanOmics, iPSC, proprietary molecular patient data) are used. We grant partners access to our own IP and technology platforms only in return for milestone payments or license payments and future royalties in case of commercial success of jointly developed pipeline assets.. These payments are added to FTE-rate based payments for the work required to achieve scientific progress. In the years ended December 31, 2023, and 2024, 0.6% and 0.4%, respectively, of our total group revenues from third parties were derived from milestone payments. There was no mentionable contribution of license payments or royalties at this stage.

Benefits from our strategy to co-create pipelines include:

●	Milestones and royalties-based revenue to secure and accelerate profitability.
●	A risk-reduced development pathway for drugs given the ability to combine Evotec and partner R&D capabilities and expertise.
●	Deepen our knowledge base of high-quality R&D capabilities.

Evotec ventures: Equity Investments

We have made equity investments in products, technology platforms and companies with the goal to obtain early access to innovation and generate upside through our role as an operational partner and potential preclinical and clinical successes, or even positive commercial developments that could drive the valuation of individual portfolio companies. This could lead to returns on investments in case of successful exits from our portfolio companies. Active management of the portfolio strongly depends on scientific progress of each asset individually. In the meantime, we generate fee-for-service and FTE-rates-based revenues with our portfolio companies. In November and December 2024 we successfully sold all shares in Recursion, which we held since the merger with Exscientia in Q4 2024). Evotec’s equity strategy started with the creation of Evotec’s spinout of Topas Therapeutics in 2016. Since then, our portfolio of equity holdings has grown steadily, and as of December 31, 2024, we have 31 equity engagements in our equity pipeline. Assets from Carrick Therapeutics, Immunitas, Sernova, Topas Therapeutics and Tubulis are the most advanced, with 10 active ongoing clinical trials (Phase I and II). Our ownership ranges from 0.1% to 40% in equity per company. Investments with a share greater than 20% or significant influence are recognized in our accounts “at equity”.

Evotec ventures: Academic BRIDGEs

We believe that academic settings serve as a major source and point of origination and discovery of new targets and drugs. For example, approximately 25% of drugs ultimately approved by the FDA originate from academia, according to a study published by CTS Clinical and Translational Sciences investigating the contribution of different types of organizations to drug innovation. We seek to address the lack of funding and access to expertise for translational projects from academia, which is one of the main hindrances to efficient innovation in drug discovery. Often, there is a lack of commercial understanding on how to advance assets to the next stage. At the same time, there is a need for validation of academic findings on industry-grade platforms to increase data quality and reproducibility, which we address with our Biomedical Research, Innovation & Development Generation Efficiency (“BRIDGE”) model.

Operationally, BRIDGEs fall into two categories: (i) Contractual partnerships with academic institution(s) and investors or pharma companies and (ii) equity investments into start-up studios which focus on accelerating academic projects. To date, we have created eight BRIDGE partnerships (LAB282, LAB150, beLAB2122, beLAB1407, LAB eN², Danube Labs, a BRIDGE with VC Amplitude Ventures, LaB eN2 and 65LAB) and three investments into start-up studios (Autobahn Labs, ArgoBio and Extend). In 2023, Evotec and Novo Nordisk announced LAB eN2,, aiming to nurture early research from academic institutions into novel therapeutics. In November 2023, Evotec expanded beLab1407 BRIDGE with BMS to include three new university partners. In December 2024, we announced the expansion of LAB eN2 to nine top-tier academic institutions including Johns Hopkins University at the US East coast and the launch of three projects from Boston University, Harvard University in collaboration with Mass General Brigham, and Joslin Diabetes Center focusing on cardiometabolic diseases.

Summary of Equity Holdings, including start-up studios as of December 31, 2024

Company	Focus		Equity stake
Aeovian Pharmaceuticals Inc.	Inflammatory diseases	%	3.32
ArgoBio SAS	Multiple		8.87
Aurobac Therapeutics SAS	Antimicrobial Resistance (AMR)		12.50
Autobahn Labs, LLC	Multiple		10.53
Blacksmith Medicines Inc.	Human metalloenzymes		17.97
Breakpoint Therapeutics GmbH	Oncology (DDR)		34.03
Cajal Neuroscience Inc.	Neurodegenerative disease		1.58
Carma Fund I	Life Science VC		10.00
Carrick Therapeutics Inc.	Oncology		2.86
Celmatix Inc.	Women’s health		7.38
Centauri Therapeutics Ltd.	Antimicrobial Resistance		19.37
Curie Bio LLC	Life Science VC		0.11
Curie Bio Seed Fund I LP	Life Science VC		2.83
Dark Blue Therapeutics Ltd.	Oncology		22.45
EIR Biotherapies Srl	Oncology		39.66
Eternygen GmbH*	NASH		24.97
Extend Srl	Multiple		10.00
Fibrocor Therapeutics Inc.	Fibrotic diseases		8.37
Fibrocor LLP	Fibrotic diseases		16.26
IMIDomics Inc.	Inflammatory diseases		6.68
Immunitas Therapeutics Inc.	Oncology		5.48
Leon Nanodrugs GmbH	Nano-technology		10.93
Mission BioCapital V LP	Life Science VC		3.64
OxVax Ltd.*	Immuno-Oncology		15.33
Pluristyx Inc.	Cell therapy		5.86
Quantro Therapeutics GmbH	Functional genetic and transcriptomic technologies		38.79
Sernova Corp.	Diabetes		4.77
TAG Therapeutics GmbH	Oncology		20.16
Topas Therapeutics GmbH	Nanoparticle-based therapeutics		23.86
Tubulis GmbH	Antibody Drug Conjugates		8.10
Verto Therapeutics Inc.	Oncology		5.64

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

As of December 31, 2024, our owned patent portfolio included more than 45 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.

Below, we provide a summary of the contours of our current intellectual property portfolio as it relates to different aspects of our business.

Government Regulation

Government authorities in the EU, the United States and other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record-keeping, labeling, advertising, promotion, distribution, marketing, post- approval monitoring and reporting and import and export of pharmaceutical products. Compliance with applicable statutes and regulations and other requirements of regulatory authorities requires the expenditure of substantial time and financial resources.

Regulation of Drugs and Biologics

Like all companies in our industry, we need to be in compliance with a large set of international regulations. In the EU, pharmaceutical products are subject to a comprehensive scheme of regulatory requirements mainly set out at EU level, but country-specific regulations at EU member state level remain essential in many respects. These regulations exercise oversight over all aspects of our operations including, but not limited to, research, development, testing, manufacturing, and quality control. They also govern all aspects of the operations of our customers and the partners with whom we co-own pipeline assets, including assessing safety and efficacy for purposes of marketing approval, labeling, storage, record keeping, commercialization, distribution, post-approval monitoring, advertising, pricing, and more.

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

Preclinical Research

A robust package of preclinical data is required before clinical trials can begin. In the EU, if preclinical results warrant continuing development of the product candidate, before a clinical trial may commence, applicants are required to submit a clinical CTA to each country’s national health authority and an independent ethics committee. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier with supporting information, in particular preclinical data and information about the manufacture and quality of the medicinal product under investigation. In the United States, if preclinical results warrant continuing development of the product candidate the results of the studies are submitted to the FDA as part of an investigational new drug application, or IND. An IND includes, among other things, items such as preclinical data, manufacturing information, a proposed clinical protocol and an investigational plan and must be reviewed by the FDA and become effective before proposed clinical testing can begin.

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

Clinical Trials, MAA, NDA or BLA Preparation and Submission

In the EU, all phases of clinical development are monitored and audited extensively by regulatory authorities of the relevant member states. Authorities scrutinize all clinical activities and data, and our partners must submit annual reports to the controlling authorities of the relevant member states detailing the progress of the trial. Our partners must also submit any information that suggests a significant risk to human patients or any clinically important increase in the rate of serious suspected adverse reactions to regulatory authorities as and when they discover such information. The United States has adopted a similar regulatory scheme to the EU. Our partners typically carry out clinical development of our pipeline, including the conduct of human trials and interaction with regulatory authorities.

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

We compete in an industry characterized by rapidly advancing technologies, intense competition, and a complex intellectual property landscape. With respect to other players in specific fields in the industry, we consider our competition to be as described below:

●	External drug discovery and development: Several large CROs including Wuxi Apptec and Charles River Laboratories. Large pharma’s incumbent R&D organizations.
●	PanOmics and patient-relevant disease modeling: Recursion and Adaptive Biotechnologies, and, in the field of data-driven precision medicine in oncology, Schrödinger, Tempus.
●	Tech enabled business models: Abcellera, Certara, Recursion and Schrödinger.
●	iPSC-based regenerative therapy of Type I diabetes: Vertex Pharmaceuticals, Novo Nordisk, and Sana Biotechnology, all of whom are developing iPSC-based treatments for Type I diabetes.
●	iPSC-based treatments of cancer and immune disorders: Fate Therapeutics and Century Therapeutics.
●	Treatment of Parkinson’s disease and heart failure: BlueRock Therapeutics (acquired by Bayer in August 2019);
●	iPSC-based assay developments: Fate Therapeutics, Allele Biotechnology, Takeda, and Fujifilm, along with Contract Manufacturing Organizations (“CMOs”) such as Lonza, SCM Lifescience, Reporcell and Charles River Laboratories.
●	Biologics development and manufacturing: CDMOs such as Lonza, Samsung Biologics, Boehringer Ingelheim, Wuxi Biologics or Avid Bioservices.
●	Co-developed assets:
(a)Our agent for the treatment of Chikungunya virus infections faces competition from an Albumedix product with the same application.
(b)Our assets partnered with BMS treating neurodegenerative diseases may face competition from similar assets developed by Denali Therapeutics.
(c)SKY Covione (COVID-19) marketed by SK bioscience in South Korea is competing with several Covid-19 vaccines and therapeutic agents.
C.	Organizational structure.

Evotec SE is a publicly listed European stock corporation operating under German law. Our headquarters are in Hamburg, Germany. We have operating sites in Germany, Italy, France, UK and US. The group has been successful in creating both operational and technological synergies between the sites and geographical regions by way of organic growth and strategic acquisitions. A listing of our significant subsidiaries and their jurisdiction of incorporation is included in Exhibit 8.1 to this 20-F filing.

D.	Property, plants and equipment.

Our headquarters are in Hamburg, Germany, where we occupy office and laboratory space. We manage further laboratories and office facilities in Göttingen, Munich and Cologne in Germany, Toulouse and Lyon in France, Abingdon and Manchester in the United Kingdom, Princeton, Framingham, Branford, Seattle, and Redmond in the United States, Verona, and Medolla in Italy. Manufacturing areas are available in Verona, Abingdon, Seattle, and Redmond sites. Some key steps to build this facilities setup were:

●	In July 2019, we acquired Just Biotherapeutics Ltd., located in Seattle, United Stated (Just – Evotec Biologics), including 3,580 square meters of laboratory and office space.
●	In July 2020, we acquired the Biopark by Sanofi SAS in Toulouse from Sanofi, including all land and buildings of the former Sanofi site. We also took over a second site of Sanofi in Lyon.
●	In the second quarter of 2021 we acquired the Verona site from GlaxoSmithKline SpA (“GSK”), consisting of 41,057 square meters of laboratory, production and office space.
●	The acquisition of a dedicated site for R&D of gene therapy-based projects in Orth/Donau, Austria as part of its plan for profitable growth. The decision to close the site was announced in May 2024.
●	In 2022, we added Proteomics capacity enlarging our footprint in Munich (new campus) and we expanded our laboratories in Princeton (U.S.), in Abingdon (UK) and in Verona (Italy).
●	In the second half of 2022, we acquired Rigenerand in Medolla (now called Evotec (Modena) Srl) and an API production site in Halle (now called Evotec Drug Substance (“DS”)). In the first half of 2024 the group decided to discontinue the operation of Halle/Westphalia, Germany. On November 5, 2024, we have announced the sale of our chemical API manufacturing site, Evotec DS GmbH, located in Halle/Westphalia, to Monacum Partners GmbH - a Munich based Private Equity firm.
●	In 2022, we completed the preparation activities to transfer our operations from the previous U.S. Watertown site to a new site located in Framingham (2,392 sqm). We moved into the new site at the beginning of 2023.
●	In April 2024 we further consolidated our footprint through the closure of Marcy l’Étoile site in France
●	In 2024 we optimized our footprint in Hamburg and in Göttingen through the consolidation of offices spaces and buildings.
●	In 2024 we opened the new JPOD2 building in Toulouse adding 14.900sqm to our Biotherapeutics footprint.
●	At the end of 2024 we entered in a new labs building in Alderley Park with the activation of building B22

The following table summarizes information with respect to the principal facilities leased and owned1) by us at the end of 2024:

Area
Location	SQM total (gross)
France Total:	82,219
Lyon	2,270
Toulouse1)	79,949
Germany Total:	33,174
Cologne	981
Göttingen	9,919
Hamburg	19,858
Munich	2,416
Italy Total:	42,489
Verona1)	41,150
Medolla1)	1,339
UK Total:	31,054
Abingdon	24,049
Nether Alderley	7,005
US Total:	24,994
Branford	2,192
Princeton	3,945
Redmond	12,887
Seattle	3,578
Framingham	2,392
Evotec total	213,930

We lease an aggregate of approximately 91,000 square meters, in Europe and the United States. Our leases expire on various dates from 2026 to 2043 (indicatively).

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

We have completed construction of our first J.POD facility in North America, an integral part of the J.DESIGN platform of Just—Evotec Biologics. We expect this facility fulfill our production requirements for the coming years and strengthen our position as a major partner in drug discovery and development with pioneering technologies in the field of biologics. This new facility became operational in August 2021. In 2024, we completed the construction of our second J.POD facility in Toulouse. We also continue to further upgrade and digitize our administrative tools and systems. We will continue to make CapEx to secure the further growth and scalability of our company.

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

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and related notes included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the International Accounting Standards Board, or IASB, and endorsed in the EU, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. Generally accepted accounting principles (“GAAP”). The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this prospectus. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

For information regarding our consolidated results, segment results and liquidity and capital resources for the year ended December 31, 2023 as compared to the year ended December 31, 2022, refer to “Operating and Financial Review and Prospects” in our annual report for the year ended December 31, 2023, which information is incorporated by reference herein.

Overview

We generate revenue primarily through three core collaboration routes: (1) by providing our drug discovery and development capabilities on a fee-for-service and FTE-rate basis; (2) by receiving milestones and royalties on partnered assets; and (3) by creating value through equity ownership in emerging, highly innovative biotechnology companies and translational academic institutional projects. Contracts with our partners can include elements of one or more of our three core collaboration routes.

Until December 31, 2023, we reported the results of our operations in two operating segments: EVT Execute and EVT Innovate. EVT Execute included mainly fee-for-service and FTE-rate arrangements where our customers own the intellectual property, whereas EVT Innovate comprised of internal R&D activities as well as services and partnerships that originated from the R&D activities where we typically owned or co-owned intellectual property with our strategic partners or participated on the jointly developed intellectual property.

As of January 1, 2024, a new segment reporting was introduced and moved from the segments EVT Execute and EVT Innovate towards Shared R&D and Just – Evotec Biologics to better steer our business and to reflect the underlying trends, evolutions and activities of the various business areas we are involved in. We believe that the two new reportable segments Shared R&D and Just – Evotec Biologics represent fairly and provide a better information to external stakeholders on how resources are allocated and how we manage our overall performance. The evaluation of each reportable segment by the management is performed based on revenues and adjusted EBITDA.

For the year ended December 31, 2024, we reported €797.0 million in revenue, representing growth of 2.0% from the year ended December 31, 2023, and €196.1 million in net losses, representing an increase in net loss of €112.2 million compared to the year ended December 31, 2023. We also reported adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of €22.6 million for the year ended December 31, 2024, representing a decrease of €43.8 million compared to the year ended December 31, 2023. Adjusted EBITDA is a measure that is not defined under IFRS. For further information about how we calculate Adjusted EBITDA, the limitations of its use and its reconciliations to comparable IFRS measures, see “–Key Performance Metrics and Non-IFRS Measures.”

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

Efficiency and Scientific Excellence of our own R&D Activities

Our performance is dependent not only on the market’s need for external innovation, but also on our own ability to provide innovative solutions. For this reason, investing in technologies and platforms is a core part of our strategy. In 2024, we spent €50.9 million (2023: €68.5 million) in R&D, and we intend to continue to dedicate a significant number of financial resources to ensuring that our offerings continue to meet the industry’s needs, however more focused on selected R&D projects.

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

Scientific Results and Third-Party Decisions

An important pillar of our growth strategy is the generation of milestones and royalties. Our pipeline currently includes more than 140 partnered assets. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. Pipeline assets with respect to which we have the right to receive royalty or milestone payments include those that we will have initially developed and subsequently licensed or assigned to partners for continued preclinical and clinical development as well as those that have been initially developed by our partners and that have become the subject of a joint research project. We do not count in our pipeline candidates being developed by partners in whom we have solely an equity stake and no right to milestone or royalty payments with respect to their candidates in development.

Our financial results depend, currently to a limited extent, on the success of our partners’ clinical development of the co-owned pipeline assets, receipt of regulatory approval and commercialization. A partner may choose to end the development of a specific program for scientific or commercial reasons, and we typically have no ability to influence such decisions, which may be driven by factors such as pipeline prioritization and the ability to obtain additional required capital. Our future financial results therefore depend, in part, on the judgment and financial health of our partners. We mitigate this risk through diversification in our portfolio.

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

On November 5, 2024, we announced the divestment of our chemical API-focused CDMO operation in Halle/Westphalia (Evotec DS) to Monacum Partners GmbH, Munich, Germany. This transaction aligns with our strategic optimization efforts, concentrating resources on key growth drivers. The transaction was officially concluded on December 2, 2024.

In addition, we have acquired, and may continue to acquire minority stakes in early-stage development companies through our EVOequity program, which is described in further detail under Item 4 of this annual report. These companies can either be entities with no prior relationship, or spin-offs from our other programs, such as our BRIDGEs program. The related transactions may result in significant influence over the acquired entity in line with the IFRS definition presented in IAS 28 (generally 20% or more of voting rights) and therefore require us to account for these investments using the equity method. In this case, in addition to the balance sheet impact, our share of the investee’s profit or loss will affect our results of non-operating result under “share of the result of associates accounted for using the equity method,” but will have no effect on our Adjusted EBITDA.

Foreign Currency Exchange Rates

Due to our international business operations, we are subject to both foreign exchange transaction and translation risks. Our reporting currency is Euro; however, we also incur revenues and expenses in U.S. dollar and pound sterling. Other currencies are of less relevance.

Transactional risk arises when we and our subsidiaries execute transactions in a currency other than our respective functional currency. Our principal exposure to foreign exchange effects relates to the U.S. dollar and pound sterling. In 2024, 62% and 10% of our revenue and 31% and 18% of our cost of revenue was in U.S. dollars and pound sterling, respectively. In 2023, 65% and 11% of our revenue and 28% and 20% of our cost of revenue was in U.S. dollars and pound sterling, respectively.

Where we are unable to reconcile sales generated in a foreign currency with expenses incurred in the same currency, our operating results will be adversely affected by exchange rate fluctuations. We also use derivatives such as currency futures and swaps to minimize exchange risk.

R&D Tax Credits

We receive R&D tax credits for qualifying research related expenses mainly in France for the Toulouse and Lyon sites, UK and Italy. The credits are recognized under other operating income. These credits amounted to €46.9 million in 2024 as compared to €44.0 million in 2023.

Description of components of Results of Operations

Revenues

We generate revenue either from fee-for-service and/or FTE-rates-based contracts, by receiving milestones and license fees, or any combination thereof. Revenues can be further differentiated based on our technologies and platforms. Changes in the allocation of revenues between contract types and technologies mainly affect our cost of sales, gross profit, and gross margin.

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

We expense our pharmaceutical research activities as incurred. Due to the high uncertainty associated with early-stage development activities in the pharmaceutical sector, the precondition for the capitalization of development expenses related to work on pharmaceutical products as outlined in International Accounting Standards (“IAS”) 38 is generally not satisfied. Therefore, we have not capitalized internally generated pharmaceutical development costs to date. However, a significant portion of our R&D expenditure is focused on our platforms and technology, in which the preconditions of IAS 38 can be satisfied. Evotec capitalized € 2.4 m of R&D expenses in 2024 related to development activities of our platforms and underlying technology.

R&D projects that are acquired in a business combination are capitalized at fair value when those R&D projects are expected to generate probable future economic benefits to our business. R&D costs acquired in a business combination are not amortized until they are sustainably generating benefits.

We expect to invest a significant amount into R&D expenses in the coming years, however, the investments will represent a balance between strong investments in Evotec’s capabilities to improve efficiency and precision medicine platforms, and financial stewardship in a challenging macroeconomic environment. Partnered R&D expenses ended in 2023 with the completion of the previous Sanofi agreement, thus R&D Expense is synonymous with ‘Unpartnered R&D Expense’ in 2024.

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

In addition, we recharged current costs incurred at the ID Lyon sites to Sanofi in connection to our agreements signed in 2018, which ended in 2023. Sanofi agreed to license to us most of its infectious disease research and early-stage development portfolio and transfer its operational infectious disease research unit to us, in addition to providing significant mid-term funding to ensure support and progression of the portfolio for which it retained certain option rights on the development, manufacturing, and commercialization of anti-infective products. We recognize these amounts in other operating income when they are a direct reimbursement of costs. There is no underlying direct exchange of these services for this income and therefore a recognition as revenue is not suitable. The related expenses are recognized under R&D expenses.

Other Operating Expenses

For 2023 and 2024, the largest contributor to other operating expenses were the internal and external costs associated with recovery from the cyber-attack which occurred in the second quarter of 2023. In prior years, Other operating expenses mainly included expenses that we recharge to our partners for specific projects, for example related to expenses for the ID Lyon agreement, which ended in 2023. These expenses include facility costs, consultancy expenses, personnel costs, and incidental wage costs; outsourced services, materials consumed and depreciation. The related income is recognized under other operating income.

Reorganization Costs

Reorganization costs consists of all direct and incremental costs arising from a formal restructuring program, in accordance with IAS 37. Types of costs included are employee termination benefits, contract termination costs, consulting and legal fees directly associated with the program, as well as onerous contract obligations that arise from the program.

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

Share of the Result of Associates Accounted for Using the Equity Method

Share of the result of associates accounted for using the equity method consists of our participation in the profits or losses generated as well as fair value differences, where applicable.

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

Result of Operations

The following table summarizes our consolidated statements of operations for each period presented:

	Years Ended December 31,
	2024	2023	2022
(In € thousands)
Revenues	796,967	781,426	751,448
Costs of revenue	(682,086)	(606,375)	(577,383)
Gross profit	114,881	175,051	174,065
R&D expenses	(50,857)	(68,529)	(76,642)
Selling, general and administrative expenses	(188,201)	(169,610)	(156,190)
Other operating income	52,700	64,793	81,582
Other operating expenses	(16,116)	(44,202)	(1,965)
Impairments	—	(5,011)	—
Reorganization costs	(54,930)	—	—
Operating income (loss)	(142,522)	(47,507)	20,850
Gain (loss) on investment in equity instruments reevaluation	(38,513)	(9,143)	(172,159)
Share of profit (loss) of associates and Joint ventures	(4,312)	(20,752)	(15,098)
Financial income	2,435	9,263	8,336
Financial expense	(11,699)	(11,739)	(13,150)
Other non-operating income (expense)	636	(714)	12,357
Gain from bargain purchase	—	—	4,908
Net Income (loss) before taxes	(193,977)	(80,593)	(153,956)
Income taxes	(2,102)	(3,320)	(21,698)
Net income (loss)	(196,078)	(83,913)	(175,655)

Revenues

Revenues increased by €15.5 million, or 2.0%, to €797.0 million in 2024 from €781.4 million in 2023. The growth was mainly driven by the overall revenue growth within Just – Evotec Biologics. Revenues from milestones decreased to €2.9 million in 2024 from €4.8 million in 2023.

Revenues from fee-for-service and FTE-rate-based research services increased by €10.5 million or 1%, to €737.4 million in 2024 from €726.9 million in 2023.

Total revenues in the Shared R&D segment decreased by €61.6 million, or 9%, to €611.4 million in 2024 from €673.0 million in 2023. The overall challenging market conditions in 2024, specifically within the Biotech sector, contributed strongly to the reduced revenues. The impact was felt most drastically within our more standalone and fast-turning offerings within our Discovery business. Revenues within Just – Evotec Biologics increased by €77.1 million, or 71%, to €185.6 million in 2024 (2023: €108.4 million). This growth was driven by further progression of the Sandoz partnership, other new deals, and expansions of existing relationships.

Costs of Revenue

Costs of revenue increased by €75.7 million, or 12.5%, to €682.1 million in 2024 from €606.4 million in 2023, which led to a group gross margin of 14.4% in 2024, compared with 22.4% in 2023.

The increase in cost of revenues was mainly attributable to the accelerated expenses for Just – Evotec Biologics, which increased by €59.4 million year over year to €173.1 million in 2024 compared to €113.7 million in 2023. This was primarily driven by an increase in headcount to fulfill the increased sales demand and continue building up the J.POD facility in the Toulouse. The gross margin increased to 7.3% in 2024 from (4.8)% in 2023.

Within Shared R&D, costs of revenues increased by €16.7 million year over year. This was driven by higher labor costs due to the yearly merit increase and inflation, partially offset by the first positive impacts of the reorganization program. Gross margin decreased overall to 16.7% in 2024 from 26.8% in 2023.

R&D Expenses

In 2024, Evotec continued to progress its projects e.g., in central nervous system disorders, diabetes, immunological diseases, infectious diseases, inflammation, kidney diseases, metabolic diseases, oncological diseases, and rare diseases together with our partners. Our R&D strategy is built on leveraging proprietary platforms to enable upside-bearing strategic deals, as demonstrated in four different exclusive collaborations in kidney disease that are based on our proprietary PanOmics platform. Access to our platforms is provided in return for success based revenue components such as milestones payments and royalties. Hence, our R&D expenses have translated into a long-term pipeline of assets over time, which is described in more detail in the Business Overview.

As of 2024, R&D expenses were entirely self-funded, while in 2023 a residual amount of about 5% was related to R&D projects funded by Sanofi and classified as so called “partnered R&D”. The related activities focused on programs targeting infectious diseases, which were acquired in 2018 as part of the acquisition of Sanofi’s anti-infective unit in Lyon, the costs of which were assumed by Sanofi up to a certain amount. This contract ended November 2023 after over five years. Subsequent to the contract end, all capacities of the relevant units have been switched to the fee-for-service business available for Evotec’s partners.

R&D expenses decreased by €17.7 million, or 25.8%, to €50.9 million in 2024 from €68.5 million in 2023, The decrease in R&D expenses represents a balance between strong investments in Evotec’s capabilities to improve efficiency and precision medicine platforms, and financial stewardship in a challenging macroeconomic environment. Partnered R&D expenses ended in 2023 with the completion of the previous Sanofi agreement, thus R&D Expense is synonymous with ‘Unpartnered R&D Expense’ in 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) increased by €18.6 million, or 11.0%, to €188.2 million in 2024 to €169.6 million in 2023, mainly driven by growth in employee headcount in most areas of the enabling functions. Personnel-related expenses increased by €7.9 million, to €105.3 million in 2024 compared to €97.4 million in 2023, mainly driven by growth in employee headcount in most areas of the enabling functions throughout the year, before returning to 2023 levels as a result of the reorganization. Consultancy costs decreased by €4.9 million, to €26.8 million in 2024 vs. €21.9 million 2023, as the company focused on cost reduction of external services. Insurance costs remained rather stable at €8.1 million. Audit and Tax expenses decreased by €0.2 million to €8.9 million in 2024 from €9.1 million in 2023. Furthermore, IT and license costs increased by €1.2 million to €15.0 million in 2024 from €13.8 million in 2023, due to continued expansion of IT capabilities.

Impairment of Intangible Assets and Goodwill

In 2024, there was no impairment of intangible assets recognized, compared to 2023, where we recognized an impairment of intangible assets of €5.0 million, which was linked to an impairment of an intangible asset within developed technologies. The impairment losses in 2023 were allocated mainly to Just – Evotec Biologics.

There were no impairment losses from goodwill in either 2024 or 2023.

Other Operating Income

Other operating income, which primarily includes non-IFRS 15 income and income from R&D tax credits, was €52.7 million in 2024 compared to income of €64.8 million for 2023. In 2023, the other operating income still included Sanofi recharges for Evotec ID Lyon (2023: €16.6 million), the contractual term with Sanofi ended in 2023. R&D tax credits were mainly recognized in France for the Toulouse and Lyon sites, UK, and Italy, resulting in overall R&D tax credit related other operating income of €46.9 million (2023: €44.0 million).

Other Operating Expenses

Other operating expense amounted to €16.1 million in 2024 (2023: €44.2 million). The significant decrease in 2024 was driven by the reduction of cyber-attack related costs from €43.5 million 2023, which comprises of €26.5 million internal costs and €15.9 million of external costs, to €8.6 million, which includes only external costs. Internal costs represent employee’s active efforts to restore normal operations after the attack. External costs are additional third-party costs incurred due to the cyber-attack, such as increased consulting and IT costs, that the Group would not have otherwise incurred. The external costs are considered to be an item that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group, as these are not deemed to be recurring costs.

Reorganization Costs

In 2024 Evotec faced significant organizational changes and a challenging market environment. During the year the management announced a priority reset, a restructuring program with significant impacts ranging from headcounts reduction to the optimization of the Group’s overall real estate footprint (either leased or owned) and to the sale and discontinuation of certain business lines.

The direct expenditures arising from the program (necessarily entailed by the restructuring and not associated with the ongoing activities) amount €54.9 million and include, employee costs, footprint optimization initiatives, cost to sell Evotec DS GmbH, and other direct costs. The program was still ongoing as of year-end, and is expected to generate € 40 million of annually recurring savings.

Interest Income

Interest income decreased by €6.8 million, or 73.7%, to €2.4 million in 2024 from €9.3 million in 2023 primarily due to lower volume of investing activities, directly correlating to lower interest income.

Interest Expense

Interest expense remained constant at €11.7 million in 2024 and €11.7 million in 2023.

Measurement result from Investments

Measurement result from investments decreased by €29.4 million, to € (38.5) million in 2024 from € (9.1) million in 2023, driven by the revaluation of our Recursion Pharmaceuticals, Inc (formerly Exscientia Ltd.) shares of € (12.0) million prior to disposal, and further fair value adjustments to our holdings in Blacksmith Medicines Inc. € (9.9) million, and Immunitas Therapeutics Inc. € (5.5) million.

Share of the Result of Associates Accounted for using the Equity Method and Impairment of Financial Assets

Share of the loss and impairment in connection with associates accounted for using the equity method decreased by €16.4 million, or 79%, to € (4.3) million in 2024 from € (20.8) million in 2023, reducing net result in both years.

Foreign Currency Exchange Gain (Loss), net

Foreign exchange gain amounted to €4.4 million (2023: € (2.5) million), mostly due to the weakened EUR vs USD from 1.1050 as per December 31, 2023 to 1.0389 as per December 31, 2024 which resulted in a revaluation in particular of the USD denominated cash and receivables after conversion in EUR.

Current tax expense and Deferred Taxes

Total tax income (expense) amounted to € (2.1) million for full year 2024, versus € (3.3) million in 2023. Thereof, Evotec recorded total income taxes of € (7.4) million (2023: € (7.0) million). The increase in the current tax expense is generally a result of an increase of the IFRIC provision exceeding the impact of decreased taxable profits in Evotec International GmbH and Evotec (France) SAS. Deferred tax income (expense) amounted to € 5.3 million (2023: € 3.7 million), generally relating to tax loss carryforward attributes as well as various other temporary differences.

We recognize deferred tax assets to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused carry forward tax losses and unused tax credits can be utilized. This judgment is made annually and based on budgets and business plans.

Operating Results by Segments

The following tables detail our segment Revenues and Operating income for the years ended December 31, 2024, 2023 and 2022 for each segment:

	Year ended December 31, 2024
		Just-Evotec	Intersegment
(In € thousands)	Shared R&D	Biologics	elimination	Evotec Group
Revenues	611,394	185,573	—	796,967
Operating income (loss)	(126,170)	(16,353)	—	(142,522)

	Year ended December 31, 2023
		Just-Evotec	Intersegment
(In € thousands)	Shared R&D	Biologics	elimination	Evotec Group
Revenues	672,977	108,449	—	781,426
Operating income (loss)	(8,122)	(39,385)	—	(47,508)

	Year ended December 31, 2022
		Just-Evotec	Intersegment
(In € thousands)	Shared R&D	Biologics	elimination	Evotec Group
Revenues	702,020	49,428	—	751,448
Operating income (loss)	83,887	(63,037)	—	20,850

For a segment revenue analysis see “—Revenues.”

Segment operating loss within Shared R&D increased by €118.0 million, to €(126.2) million for the year ended December 31, 2024, from €(8.1) million for the year ended December 31, 2023. Gross profit amounted to €102.2 million in 2024 from €180.3 million in 2023 and decreased therefore by 43% to previous year. The business growth was impacted by decrease in market demand. Selling, and general administrative expenses amounted to €158.9 million and increased by €15.7 million primarily due to higher personnel expenses and increased IT costs. R&D expenses decreased to €51.1 million in 2024 from €68.5 million in 2023. In addition, other operating income decreased by €12.7 million driven by the termination of the Sanofi agreement and other operating expenses decreased by €25.4 million, where the expenses incurred as part of the recovery efforts from the cyber-attack have significantly reduced in 2024.

Segment operating loss within Just – Evotec Biologics decreased by €23.0 million, to €(16.4) million for the year ended December 31, 2024, from €(39.4) million for the year ended December 31, 2023, primarily because of a €18.8 million increase in gross profit driven by higher revenues and a comparably lower increase of Costs of revenue, despite significant expenditure related to the ramp up of the JPOD2 facility in Toulouse. Selling, general and administrative expenses increased by €2.8 million, mainly due to higher personnel-related expenses tied to the build out of JPOD2. Other operating income and expenses (net) increased by €3.3 million primarily driven by lower expenses related to the cyber-attack than in 2023.

The following table provides the reconciliation of segment Operating income (loss) to Segment Adjusted EBITDA for the periods presented below:

	Year ended December 31, 2024		Year ended December 31, 2023		Year ended December 31, 2022
	Shared	Just-Evotec	Shared	Just-Evotec	Shared	Just-Evotec
(In € thousands)	R&D	Biologics	R&D	Biologics	R&D	Biologics
Operating income (loss)	(126,170)	(16,353)	(8,122)	(39,385)	83,887	(63,037)
Depreciation of tangible assets	70,753	24,404	64,349	21,685	48,488	24,189
Amortization of intangible assets	6,484	—	6,946	—	8,982	—
EBITDA	(48,933)	8,051	63,173	(17,700)	141,357	(38,848)
Impairment of intangible assets	—	—	(108)	5,119	—	—
Impairment of goodwill	—	—	—	—	—	—
Change in contingent consideration (earn-out)	(158)	—	—	—	(79)	(776)
Reorganization costs	54,179	751	—	—	—	—
Cyber-related costs	7,608	1,067	15,379	489	—	—
Segment Adjusted EBITDA (1)	12,696	9,869	78,444	(12,092)	141,278	(39,624)

The following tables detail our Segment Adjusted EBITDA for the years ended December 31, 2024, 2023,and 2022 for each segment:

	Year ended December 31, 2024
(In € thousands)	Shared R&D	Just-Evotec Biologics	Evotec Group
Segment Adjusted EBITDA (1)	12,695	9,868	22,564

	Year ended December 31, 2023
(In € thousands)	Shared R&D	Just-Evotec Biologics	Evotec Group
Segment Adjusted EBITDA (1)	78,444	(12,092)	66,352

	Year ended December 31, 2022
(In € thousands)	Shared R&D	Just-Evotec Biologics	Evotec Group
Segment Adjusted EBITDA (1)	141,278	(39,624)	101,654
(1)	Segment Adjusted EBITDA is a non-GAAP measure and is defined as segment operating income adjusted for depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets and change in contingent consideration (earn-out), as well as other items that in magnitude, nature or occurrence would distort the presentation of the financial performance of Evotec. For a reconciliation of Adjusted EBITDA to net income (loss) on a group level see “—Key Performance Metrics and Non-IFRS Measures—Adjusted EBITDA. Segment Adjusted EBITDA is reconciled to segment operating income because certain items, including taxes and interest, are only accounted for on a group-wide basis and cannot be tracked on a segment basis. Segment operating income/(loss) is the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB.

Segment Adjusted EBITDA in the Shared R&D segment decreased by €65.7 million, or 84%, to €12.7 million in 2024 from €78.4 million in 2023, primarily driven by lower revenues on a rather stable cost base.

Segment Adjusted EBITDA in Just – Evotec Biologics increased by €22.0 million to €9.9 million in 2024 compared to a loss of €(12.1) million in 2023 driven by increased revenues and a comparably lower increase of costs.

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

	Years Ended December 31,
	2024	2023	2022

	(In thousands, except number of customers, number of customers > €1 million revenue, repeat business)
Revenues	796,967	781,426	751,448
Unpartnered R&D expenses	(50,829)	(64,818)	(70,204)
Net income (loss)	(196,078)	(83,913)	(175,655)
Adjusted EBITDA	22,564	66,352	101,654
Number of customers	849	838	819
Number of customers > €1 million revenue	109	102	118
Annual repeat business	94%	93%	92%

Revenues

Revenue is generated through each of Evotec’s collaboration arrangements dependable on the nature of contract with Evotec’s customers, the (co-)ownership of the intellectual property and the stage of the project. Revenues are recognized from partners owning the IP and includes mainly fee-for-service and FTE-rate based arrangements. In addition to FTE-based revenues other revenues are generated from milestones, royalties and material recharges. Our revenues were €797.0 million and €781.4 million in 2024 and 2023, respectively. Thereof, €14.4 million and €9.4 million in 2024 and 2023 are related to private grants.

Unpartnered R&D Expenses

Evotec’s unpartnered R&D expenses comprise expenses incurred in connection with its in-house discovery platforms and developing new unpartnered pipeline assets as well as overhead expenses. From 2024 onwards, all R&D expenses are considered “unpartnered”.

Our unpartnered R&D expenses were €50.9 million and €64.8 million in 2024 and 2023, respectively.

Net Income (Loss)

Our net result decreased by €112.2 million, or 133.7%, to €(196.1) million in 2024 from €(83.9) million in 2023 mainly driven by a reduction in gross profit and reorganization costs.

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

Adjusted EBITDA decreased by €43.8 million, or 66%, to €22.6 million in 2024 from €66.4 million in 2023. Revenue increased year over year by €15.5 million, which was driven by an increase in Just – Evotec Biologics of €77.1 million, however we faced a revenue reduction in Shared R&D of €61.6 million due to the challenging market environment. Costs of revenues increased by €75.7 million or 12% mainly driven by an increase in Just – Evotec Biologics driven by higher revenues and additional costs for our JPOD2 operations in Toulouse, France. Gross profit decreased by €60.2 million from 2024 to 2023 and led to a gross margin of 14.4% in 2024 compared to 22.4% in 2023.

R&D expenses positively affected adjusted EBITDA as it decreased from 2024 compared to 2023 by €17.7 million. SG&A expenses increased by €18.6 million, or 11%, to €188.2 million in 2024 from €169.6 million in 2023 was mainly driven by higher personnel expenses. The reduction in other operating income of €12.1 million was mainly driven by the end of the Sanofi subsidies in 2023 also negatively impacted the Adjusted EBITDA.

The following table provides the reconciliation of net income (loss) to Adjusted EBITDA for the periods presented below:

	Years Ended December 31,
(In € thousands)	2024	2023	2022
Net income (loss)	(196,078)	(83,913)	(175,655)
Interest expense (net)	9,264	2,476	4,814
Tax expense	2,102	3,320	21,698
Depreciation of intangible assets	95,157	86,034	72,677
Amortization of intangible assets	6,484	6,946	8,982
EBITDA	(83,072)	14,863	(67,484)
Impairment of intangible assets	—	5,011	—
Impairment of goodwill	—	—	—
Measurement result from investment	38,513	9,143	172,159
Share of loss of associates accounted for using the equity method	4,312	20,752	15,098
Other income from financial assets, net	—	—	—
Gain from bargain purchase	—	—	(4,908)
Foreign currency exchange loss (gain), net	(4,369)	2,523	(13,083)
Other non-operating income, net	3,733	(1,809)	727
Change in contingent consideration (earn-out)	(158)	—	(855)
Cyber-related costs	8,674	15,869	—
Reorganization costs	54,930	—	—
Adjusted EBITDA	22,564	66,352	101,654

Number of Customers

Our number of customers increased to 849 in 2024 from 838 in 2023. An entity with multiple subsidiaries, segments, or divisions is defined and counted as a single customer, even if we have separate agreements with multiple subsidiaries, segments, or divisions that are part of the same entity.

Number of Customers Who Contributed More Than €1 million to Our Revenue

The number of customers who contributed more than €1 million to our revenue was 109 and 102 in 2024 and 2023, respectively.

Evotec’s largest three customers by revenue collectively accounted for 38% of revenues from contracts with customers in 2024. In 2023, Evotec’s three largest customers by revenue contributed 35% to our revenues. Other than BMS and Sandoz, no single customer contributed more than 10% of group revenues.

Repeat Business

We define annual repeat business as the percentage of revenues with customers who have purchased products and services from us at least once in both the current year and the previous year. We review repeat business on a yearly basis. Repeat business was 94% and 93% in 2024 and 2023, respectively. We believe our significant amount of repeat business is primarily due to our ability to achieve success and high satisfaction of our partners and customers. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

B.	Liquidity and capital resources.

We have historically funded our operations primarily through cash received in the ongoing operation of our business, from equity financing through private placements, and from the issuance of promissory notes or of bank debt. As of December 31, 2024, the company had available, yet undrawn credit lines in the amount of €75.1 million. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to maintaining principal flexibility, liquidity, and capital preservation, and consist primarily of cash in banks and on hand, fixed deposits, and short-term deposits with an original maturity of three months or less. As of December 31, 2024, we had cash and cash equivalents of €306.4 million and short-term investments (corporate bonds and time deposits with maturities of less than three months) of €90.4 million. As of December 31, 2024, 57% of our cash, cash equivalents and investments were held in Germany, of which 73% and 27% were in Euros and U.S. dollars, respectively. 43% of our cash, cash equivalents and investments were held outside of Germany, of which 54% was held in France and Italy, mainly in Euros and U.S. dollars, 31% was held in the United Kingdom mainly in pound sterling and U.S. dollars, 14% in the United States, mainly in U.S. dollars.

In October 2021, we signed a finance loan with the Banque publique d’investissement (“Bpifrance”) with a line of credit amounting to €43.3 million to support the J.POD EU construction. The loan has a fixed interest rate of 0.55%. The total amount will be provided in various tranches from 2021 to 2025. Until December 31, 2024, €16.3 million remained undrawn. This loan is unsecured, and we are not subject to any covenants. The repayment is settled quarterly beginning in 2025. €33.2 million (77%) out of the total loan amount (€43.3 million) can be converted into a forgivable loan. An amount of €20.8 million has been subsequently reclassified from Non-Current Liability to Deferred Income in June 2024 as we determined that conditions were substantially met for forgiveness.

The promissory notes issued in June 2019 aggregated to a principal amount of €250.0 million. The promissory notes have fixed and variable interest rates and have three, five, seven, and 10-year maturities. The three-year tranches of €35.0 million was repaid as scheduled in June 2022 and the five-year tranches of €108.5 million have been repaid upon maturity in June 2024. The outstanding amount of promissory notes as per December 31, 2024 amounts to €106.5 million.

In July 2024, the Company secured a €250.0 million senior secured RCF to strengthen its liquidity position, supporting investments, working capital needs, and future growth. The RCF was intended as a backup credit line rather than a critical financing instrument. In the third quarter of 2024, we revised our financial performance guidance for the year, which created unexpected pressure on our debt covenants, including the net debt leverage covenant associated with the newly signed RCF. Draw stop and covenant waiver remain in place until us and our lenders renegotiate the RCF terms, reflecting the updated credit situation, in the second half of 2025. The liquidity risk resulting from the draw stop is limited, as we maintain sufficient operational liquidity to cover our funding needs for the year 2025.

European Investment Bank Loans

In 2017, we signed a financing agreement with a line of credit amounting up to €75 million with the European Investment Bank (EIB). Under the agreement, the total amount was provided in various tranches from 2017 until 2020. The final tranche was drawn in September 2020. Each tranche carries a fixed interest rate of 1.6%. Such interest is due and payable semi-annual or where a tranche is canceled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. The financing agreement includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2024 to 2030 and equity investments if these succeed for the period until 2030.

In December 2022, we signed a second financing agreement with the European Investment Bank. This line of credit amounts up to €150 million. Under this agreement, the total amount will be provided in various tranches from 2023 until 2025. Each tranche carries a fixed interest rate of 0.8%. Such interest is due and payable semi-annually or where a tranche is canceled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. As of December 31, 2024, we have drawn two tranches with a total value of € 93.3 million under this new loan facility. The financing agreement also includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2028 to 2037 and equity investments if these succeed until 2037.

R&D Innovation Financing

Our R&D innovation financing loans entered into in 2019 and 2021 with a nominal amount of €29.0 million bear interests at a weighted average fixed interest rate of 1.36%. Final maturity of all four tranches is ranging from 2025 to 2031. The R&D innovation financing relates to individual R&D projects that were financed by IKB Deutsche Industriebank AG through Kreditanstalt für Wiederaufbau (“KfW”). All four tranches are amortizing with quarterly installments. As of December 31, 2024, the outstanding amount was € 20.5 million.

Evotec maintains the following three unsecured research loans with total commitment of €4.0 million at the end of 2024.

●	€0.5 million loan from Sanfelice 1893 Banco Popolare with a variable interest rate of 4.5% and final maturity in May 2027. Amount outstanding as per December 31, 2024 is €0.3 million.
●	€0.5 million loan from Banco BPM S.p.A., with a fixed interest rate of 1.3% and final maturity in November 2026. Amount outstanding as per December 31, 2024 is €0.2 million.
●	€3.0 million interest free loan from La Region Occitanie, with final maturity in October 2029. Final €2.1 million of the loan amount will be drawn in Q1 2025. Amount outstanding as per December 31, 2024 is €0.9.

Loan Maturities

	Years Ended December 31,
(In € thousands)	2024	2023	2022
Less than one year	21,081	128,513	1,358
Between one and five years	170,003	152,464	247,732
More than five years	96,472	155,092	80,760
Total	287,556	436,070	329,850

Other Contractual Obligations and Commitments

Our contractual obligations, other than the financing agreements and related interest rate swaps detailed in the “Liquidity and CapEx” section, consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and are reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. In addition, we regularly enter several smaller contractual obligations related to our operations or facilities, such as the supply of inventories, power supply and insurance. Our contractual obligations as of December 31, 2024, include lease obligations for lease liabilities of €53.6 million, reflecting our future minimum lease commitments. As of December 31, 2024, €2.1 million of the committed lease payments associated with lease liabilities and other lease obligations will occur in the next 12 months, €14.3 million between one and five years. The remaining lease payments of €37.3 million will occur within more than 5 years. For a full overview of other contractual obligations and commitments, please refer to Note 18 to the Financial Statements.

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

CapEx

Capital expenditure decreased significantly as planned to €(117.5) million in 2024 (2023: €(213.3) million), partially driven by reduced investments into Just – Evotec Biologics with €(92.6) million compared to €(128.5) million in 2023, where especially the investments into JPOD2 in Toulouse have decreased, as the facility is near completion. Within the Shared R&D segment, we invested €(24.9) million in 2024 (2023: €(84.8) million), where investments were limited to regular maintenance activities in order to maintain the highest technology and infrastructure standards for scientific operations and to finalize the new buildings in Hamburg and Manchester. Other investments were paused in alignment with the new strategy reset that is expected in Q2 2025.

For 2025, we plan to invest in the completion of our Just – Evotec Biologics facilities and continued maintenance capex in Shared R&D.

Comparative Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year Ended December 31,
(In € thousands)	2024	2023	2022[1]
Net cash flows provided by (used in):
Operating activities	18,220	36,439	205,811
Investing activities	(71,187)	(13,291)	(412,797)
Financing activities	(161,421)	71,963	(58,145)
Total cash (outflow)/inflow	(214,388)	95,111	(265,131)

1 Interest received and interest paid have been reallocated from the operating cash flow to the investing cash flow and the financing cash flow. The previous year number from 2022 has been adjusted accordingly. The change was made to provide a clearer picture of the financial position.

Cash Flow from Operating Activities

Net cash flows from operating activities are primarily derived from partnered projects and the sale of products and services rendered. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business.

For the fiscal year ended December 31, 2024, operating activities generated €18.2 million in cash and cash equivalents. The main components of cash flow from operating activities include the net loss of € (196.1) million, offset by non - cash charges of €206.4 million, which included depreciation and amortization of €101.6 million and Gain on investment in financial instruments reevaluation of €39.5 million. Further, the changes in net working capital amounted to € (68.2) million.

For the fiscal year ended December 31, 2023, operating activities generated €36.4 million in cash and cash equivalents. Net Loss amounted to € (83.9) million, after consideration of non - cash charges of €143.2 million. The non - cash charges included depreciation and amortization of €93.0 million and Share of loss (profit) and reevaluation of at - equity investments of €20.8 million. Further, the changes in net working capital amounted to € (9.9) million.

Cash Flow from Investing Activities

During the year ended December 31, 2024, cash used in investing activities amounted to €71.2 million which consisted of purchases of short-term investments in the amount of €29.4 million, purchases of investments in associated companies and other long-term investments of €(15.1) million, divestment of affiliated companies of €(11.5) million, sale of investment in Recursion Pharmaceuticals, Inc. of €69.4 million, purchases of property, plant and equipment in the amount of €117.5 million (including in respect of €92.6 million invested in Just – Evotec Biologics) and €35.7 million of proceeds from the sale of current investments, purchase of intangible assets and capitalization of development expenditures of €(14.8) million, as well as proceeds from the sale of property, plant and equipment of €2.0 million.

During the year ended December 31, 2023, cash used in investing activities amounted to €13.3 million which consisted of purchases of short-term investments in the amount of €48.4 million, purchases of investments in associated companies and other long-term investments of €(23.6) million, divestment of investments in associated companies and minorities of €1.4 million, purchases of property, plant and equipment in the amount of €213.3 million (including in respect of €110.2 million invested in the J.POD EU facility in Toulouse) and €260.4 million of proceeds from the sale of current investments, as well as proceeds from the sale of property, plant and equipment of €0.5 million.

Cash Flow from Financing Activities

Our primary financing activities consist of issuances of share capital, proceeds from/payments of bank loans and payments of finance lease liabilities.

Net cash provided in 2024 in financing activities for the year ended December 31, 2024 was €(161.4) million which consisted of R&D and investment financing of €(128.8) million and repayment of lease obligations amounting to €(24.1) million. The repayment of loans included mainly the repayment of revolving credit lines. Proceeds from option exercise amounted to €0.4 million.

Net cash provided in 2023 in financing activities for the year ended December 31, 2023 was €72.0 million which consisted of R&D and investment financing of €112.9 million, proceeds from loans of €219.9 million and repayment of lease obligations amounting to €22.4 million. The repayment of loans included mainly the repayment of revolving credit lines. Proceeds from option exercise amounted to €0.2 million.

C.	Research and development, patents and licenses, etc.

[See Item 4 “Business Overview” and “Operating and Financial Review and Prospects—A. Operating Results” in this Item 5.]

D.	Trend information.

See the description of “Operating Results” in this Item 5 within this annual report.

E.	Critical Accounting Estimates.

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

Two-Tiered Board Structure

We are a European public company with limited liability (Societas Europaea or “SE”) (also referred to as European stock corporation, and in the official terminology of the European legislation referred to as European public limited-liability company), having its seat in Germany with a two-tiered governance structure. Hence, our corporate bodies are the Management Board (Vorstand), the Supervisory Board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our Management and Supervisory Boards are entirely separate, and, as a rule, no individual may simultaneously be a member of both boards.

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

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages:

Name	Age	Position
Werner Lanthaler, Ph.D.	56	CEO (until Jan 2024)
Mario Polywka, D.Phil.	62	CEO (from Jan to June 2024)
Christian Wojczewski, Ph.D	53	CEO (since July 2024)
Aurélie Dalbiez	47	Chief People Officer (“CPO”; since June 2024)
Cord Dohrmann, Ph.D.	61	Chief Scientific Officer (“CSO”)
Matthias Evers, Ph.D	51	Chief Business Officer (“CBO”; until Sep 2024)
Craig Johnstone, Ph.D.	55	Chief Operating Officer (“COO”; until Dec 2024)
Laetitia Rouxel	52	Chief Financial Officer (“CFO”; since April 2023)

The business address of the members of our Management Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a summary of the business experience of the members of our Management Board (as of December 31, 2024):

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

Dr. Cord Dohrmann has served as CSO of Evotec since September 2010. From 2000 to 2010, Dr. Dohrmann served in various management positions including as the Chief Scientific and CEO at DeveloGen AG, a drug discovery company focused on the development of novel therapies for diabetes and obesity. Evotec acquired DeveloGen in 2010. Dr. Dohrmann serves on the Supervisory Board of Eternygen GmbH and Breakpoint Therapeutics. Dr. Dohrmann is a member of the German Council of Science and Humanities. He is also a non-executive member of the Board of FSHD (Facioscapulohumeral Muscular Dystrophy) Unlimited in Leiden, the Netherlands. Dr. Dohrmann holds an undergraduate degree in biology from Tübingen University, a master’s degree in molecular biology from the Max-Planck Institute and a doctorate in cellular and molecular biology from Harvard Medical School.

Dr. Craig Johnstone has served as COO of Evotec since January 2019 until December 31, 2024. Dr. Johnstone joined Evotec in 2012 as the Senior Vice President of Drug Discovery and Innovation Efficiency. In 2015, he was appointed Directeur General and Site Head of Evotec (France) SAS and, in January 2017, he became the Global Head of Integrated Drug Discovery. Dr. Johnstone does not hold any memberships in supervisory bodies. Dr. Johnstone holds a bachelor’s degree in pure and applied chemistry, as well as a doctorate degree in organic and organometallic synthesis from the University of Strathclyde.

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

Aurélie Dalbiez was appointed as CPO of Evotec on June 15, 2024. Aurélie is responsible for the development and implementation of Evotec’s people strategy, focusing on fostering a culture of innovation, collaboration and belonging. Prior to joining Evotec, Aurélie served as the Chief Human Resources Officer (“CHRO”) at Corbion N.V., a global bio-based ingredients company headquartered in Amsterdam, Netherlands. Previously, she was Head of HR for the Capsules and Health Ingredients business at Lonza, based in Basel, Switzerland. Prior to that, she worked for 12 years in various HR roles at Novartis. She started her career in the banking industry, first at Deutsche Bank and later at Capital Group. She earned her university degree in International Business in Lyon, France.

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Position
Prof. Dr. Löw-Friedrich	64	Chief Medical Officer and Executive Vice President of UCB S.A.
Camilla Macapili Languille	41	Head of Life Sciences, Mubadala Investment Company
Dr. Elaine Sullivan (until June 2024)	64	Independent consultant; CEO of KELTIC Pharma Therapeutics Ltd. (until May 2023)
Dr. Constanze Ulmer-Eilfort	62	Partner at PSP München
Roland Sackers	56	CFO and Managing Director at QIAGEN N.V.
Dr. Mario Polywka (until June 2024)[1]	62	Independent consultant and former member of the Management Board of Evotec SE
Dr. Duncan McHale (since June 2024)	58	Founder and Company Director of Weatherden Ltd, London, UK
Wesley Wheeler (since June 2024)	68	Operating Advisor to KKR, Madison Dearborn Partners and Edgewater Capital

The business address of the members of our Supervisory Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a summary of the prior business experience of the members of our Supervisory Board (as of December 31, 2024) :

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

1 Dr. Mario Polywka was a member of the Supervisory Board throughout Financial Year 2023. Between January 15, 2024, and June 30, 2024 his mandate at the Supervisory Board was paused due to his assignment as interim CEO of the Company

Camilla Macapili Languille was appointed a Member of the Supervisory Board in June 2022. She leads the unit for Life Sciences investments at Mubadala Investment Company (“MIC”), a sovereign wealth fund based in Abu Dhabi. Before joining Mubadala, Camilla Macapili Languille worked in M&A for Daiwa Capital and Société Générale in Paris, France, where she specialized in cross-border transactions in various sectors. She began her career in healthcare M&A at JPMorgan in New York and London, where she focused on pharma and biotech. She also serves as a Member of the Board of Directors at PCI Pharma Services (KPCI Holdings Limited), Philadelphia/United States (not listed), at Norstella (Caerus PikCo S.A.R.L.), New York/US- listed) (until December 2023), at Envirotainer A/S, Stockholm/Sweden (not listed) and since December 2023 at va-Q-tec AG, Würzburg/Germany(listed on the Frankfurt Stock Exchange until August 30, 2023). Camilla Macapili Languille holds a Bachelor of Economics & Political Science degree from Columbia University.

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

Wesley Wheeler was appointed a Member of the Supervisory Board in June 2024. In his final three years at UPS, Wesley was named President of UPS Healthcare, the first vertical business unit ever created at UPS, which is a global leader in the clinical trials services industry. Previously, Wesley accepted a role as CEO of Marken, a leading privately held clinical trials logistics company. Between 2007 and 2010, he became CEO of Patheon (now a ThermoFisher company), a public company traded on the Toronto Stock Exchange. Overall, Wesley Wheeler is a 43 - year operations executive starting as a project engineer with Exxon Research & Engineering (now ExxonMobil), but for the past 34 years has held many diverse leadership positions in the pharmaceutical industry. Wesley holds a bachelor’s degree in mechanical engineering and a Masters of Business Administration.

Changes in the Management Board and Supervisory Board

On January 15, 2024, Dr Mario Polywka has agreed to step in as interim CEO after Dr Werner Lanthaler stepped down as CEO. His Supervisory Board mandate was inactive while he worked in his role as interim CEO. Management Board transition completed on July 1, 2024, with Dr Christian Wojczewski taking over as CEO from interim CEO Dr Mario Polywka. Since June 15, 2024 Aurélie Dalbiez is appointed as new CPO, a position that did not exist on the Management Board before. With effect as of September 30, 2024, Dr Matthias Evers resigned as CBO. With effect as of December 31, 2024, Dr Craig Johnstone resigned as COO. Both positions are currently not replaced.

Wesley Wheeler and Duncan McHale elected to the Supervisory Board on June 10, 2024, at our Annual General Meeting (“AGM”) following Dr Elaine Sullivan and Dr Mario Polywka who resigned from Supervisory Board with effect of the AGM.

Family Relationships

No family relationships or other arrangements exist among any members of our Management Board or Supervisory Board.

B.	Compensation.

Remuneration report 2024 for Evotec SE

The following remuneration report presents and explains the remuneration awarded and owed to the individual present and former members of the Management Board and Supervisory Board of Evotec SE (hereafter also known as “Company”) in the financial year 2024. The remuneration report meets the requirements of Sec. 162 German Stock Corporation Act (Aktiengesetz - “AktG”). This remuneration report will be presented for approval at the ordinary AGM on June 3, 2025.

Resolution approving a remuneration system for the Executive Board and the Supervisory Board members.

The structure of remuneration and the amounts paid to the Management Board members are defined and regularly reviewed by the Supervisory Board. The review follows the recommendations of the German Corporate Governance Code (“GCGC”) as amended on April 28, 2022 and meets the requirements of Section 87 AktG.

The Company’s Supervisory Board, with the support of the Remuneration and Nomination Committee, presented a remuneration system for the members of the Company’s Management Board (the “Remuneration system 2022”) to the AGM on June 22, 2022, for approval. The AGM 2022 approved the Remuneration system 2022 by a majority of 94.48% of votes cast. The Remuneration system 2022 can be viewed on the website of Evotec SE at https://www.evotec.com/en/investor-relations/governance.

The Remuneration system 2022 applies to all the members of the Company’s Management Board whose contract was signed or renewed after the Remuneration system 2022 came into effect at the AGM 2022. As of December 31, 2024, this was Dr Cord Dohrmann, Laetitia Rouxel, Aurélie Dalbiez and Christian Wojczewski. The contracts with Dr Craig Johnstone and Dr Matthias Evers were signed in January 2022 and May 2022, so before the new remuneration came into effect. Both contracts were terminated ahead of schedule. The contract with Dr Werner Lanthaler ran from March 2021 until its early termination in January 2024. Since the contracts signed before the new remuneration system 2022 took effect still included the award of discretionary restricted shares at the start of the contract, the Supervisory Board decided not to renew these contracts early, but rather to wait until they expire and then structure any follow-on contracts in accordance with the new remuneration system.

The Company’s AGM on June 10, 2024, confirmed the remuneration of the Supervisory Board members last amended by resolution of the AGM 2024 with a majority of 96.23% and adopted a corresponding remuneration system for the Supervisory Board members.

Changes in the Management Board and Supervisory Board

With effect from January 3, 2024, the Chairman of the Management Board Dr Werner Lanthaler, has informed the company that he was stepping down as CEO and would not fulfill his contract until the end of the current term. The Supervisory Board accepted his resignation and appointed Dr Mario Polywka, former COO and member of the Supervisory Board at the time of the CEO’s departure, as interim CEO. Christian Wojczewski was appointed as new CEO for three years with effect from July 1, 2024.

Aurélie Dalbiez was appointed as Chief People Officer for a term of three years effective June 15, 2024.

Dr Elaine Sullivan and Dr Mario Polywka stepped down from the Supervisory Board at the company’s AGM on June 10, 2024. The AGM elected Dr Duncan McHale and Wesley Wheeler to the Supervisory Board and confirmed the remaining members of the Supervisory Board.

Remuneration system for Management Board members of Evotec SE

Overview of the changes to the remuneration system in 2024

After intensive discussions with shareholders, the Supervisory Board decided to submit a revised and updated remuneration system for the members of the Management Board to the AGM 2022 for approval, which was approved with 94.48 % of the votes in favor. We reported in detail on the adjustments in the 2022 remuneration report. In 2024, this remuneration system was not changed.

The remuneration system 2022 applies to all members of the company’s Management Board still acting on December 31, 2024.

The remuneration report for 2023 was approved by the AGM 2024 with 84.87% of votes in favor.

Overview of main remuneration components

The remuneration of Management Board members is made up of a fixed basic salary, a short-term annual bonus, and the long-term, multi-year remuneration. In individual cases, additional remuneration may be granted in connection with the commencement and termination of service as a member of the Management Board, in particular in compensation for lost earnings from previous employers. Other components of the remuneration system are ancillary benefits, including pension contributions, and the payment of travel expenses. Any expenses incurred are counted towards the maximum remuneration.

A strong focus on the growth targets for the Evotec Group – consisting of Evotec SE and its affiliated companies – in the short-term variable remuneration (bonus) and a clear alignment of long-term variable remuneration with the share performance (Share Performance Awards - “SPA”) are intended to encourage sustainable increases in enterprise value and avoid external and internal disincentives. In particular the aim is to prevent the Management Board from making decisions that do not promise any sustainable commercial success in order to optimize their remuneration in the short term.

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

The remuneration of the Management Board members meets the requirements of the German Stock Corporation Act and the German Corporate Governance Code in effect at the time the respective employment contracts were signed (unless any exception is mentioned). In January 2025 respectively May 2025 the Management Board and Supervisory Board of Evotec SE updated the Declaration of Compliance pursuant to Art. 9 (1) c) ii) SE Regulation in conjunction with Section 161 AktG on the recommendations of the GCGC and made the following additions:

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

In May 2024, the Supervisory Board partially redefined the performance criteria for the members of the Management Board for the short-term variable remuneration components (bonus) in application of recommendation G.11, in deviation from recommendation G.8. In doing so, the Supervisory Board took into account the forecast for 2024 published on April 24, 2024, which differs significantly from the forecast originally provided in December 2023 for the performance criteria for the bonus 2024. This gives the Supervisory Board the opportunity to adjust the incentivization effect of the variable annual remuneration and an adequate performance measurement to the significantly changed factors, to align them with the interests of the company, and thus to ensure that the interests of investors and Management Board members are aligned, serving the long-term advancement of the company’s well-being and ensuring sustainable and long-term corporate success.”

In fact, Dr Mario Polywka decided not to return to the Supervisory Board and resigned from the Management Board and Supervisory Board at the AGM 2024.

The Supervisory Board, with the support of its Remuneration and Nomination Committee, regularly gathers external expertise to review the appropriateness of the Management Board’s remuneration in terms of the amount, reasonableness, and market conformity of the Management Board’s remuneration. To determine if the Management Board’s remuneration is appropriate in a vertical comparison, i.e. within Evotec SE, the Supervisory Board looked particularly at changes in the remuneration of senior managers and the workforce overall, also over time. The Supervisory Board monitors the level of Management Board remuneration at similar companies. The peer group1 used for the last comparison in 2021 comprised German and international biotech and pharmaceutical companies of a similar size and complexity in order to reflect Evotec’s global presence and potential markets for recruiting Management Board members. In future the benchmark used for the market comparison should be based on a peer group of German companies of a similar size and an additional peer group of international companies of similar size in a similar sector. The peer group from 20212 still applies to the financial year 2024. The current peer group is also disclosed prospectively in the respective remuneration report.

Non-performance-related fixed remuneration components

Basic salary

The Management Board members receive a contractually agreed fixed basic salary that is paid in twelve monthly installments at the end of each month with the statutory payroll deductions. Basic salary is paid pro rata temporis if the Management Board member joins or leaves in the course of the year.

The following table shows the annual basic salary for the Executive Board members in financial year 2024:

		Basic salary 2024	Basic salary 2023
Executive Board member	Function	(in € k)	(in € k)
Dr. Werner Lanthaler	CEO	25	600
Mario Polywka	CEO	306	—
Dr. Christian Wojczewski	CEO	450	—
Aurélie Dalbiez	CPO	244	—
Dr. Cord Dohrmann	CSO	450	450
Dr. Matthias Evers	CBO	300	400
Dr. Craig Johnstone	COO	400	400
Laetitia Rouxel	CFO	450	338

1)Abcam, Bachem, Biotest, Carl Zeiss Meditec, Charles River, Clinigen, Galapagos, Genmab, Ligand, Morphosys, QIAGEN, Siegfried Pharma, Stallergenes, Sartorius, Tecan and MedPace.

2)See Footnote 1.

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

		Retirement pension	Car allowance	Travel expense	Other
Executive Board member	Function	contributions in (€ k)	(in € k)	allowance (in € k)	(in € k)[3]
Dr. Werner Lanthaler	CEO	3	1	3	—
Dr. Christian Wojczewski	CEO	60	8	53	—
Aurélie Dalbiez	CPO	19	—	33	23
Dr. Cord Dohrmann	CSO	35	15	—	—
Dr. Matthias Evers	CBO	26	11	—	—
Dr. Craig Johnstone	COO	27	15	0	—
Laetitia Rouxel	CFO	35	0	60	202
1)	Other fringe benefits include various insurance policies for the Management Board members based in Germany.

Compensation payments

In addition, the members of the Management Board may be granted one-off benefits such as special benefits on joining the company, e.g. as compensation for lost earnings with the previous employer or for projects that have been stopped. Payments to a Management Board member in the event of premature termination of the employment contract without good cause for the termination of the Management Board activity are limited to a maximum of two years’ remuneration and do not exceed the annual remuneration for the remaining term of the employment contract (severance payment cap). If the employment contract is terminated for good cause for which the Management Board member is responsible, no payments are made to the Management Board member.

The following table shows a breakdown of the compensation payments made per Executive Board member in the 2024 financial year:

		Compensation payments[1,2]
Executive Board member	Function	(in € k)
Dr. Werner Lanthaler	CEO (until January 2024)	—
Mario Polywka	CEO (from January until June 2024)	—
Dr. Christian Wojczewski	CEO (since July 2024)	500
Aurélie Dalbiez	CPO (since June 2024)	150
Dr. Cord Dohrmann	CSO	—
Dr. Matthias Evers	CBO (until September 2024)	—
Dr. Craig Johnstone	COO (until December 2024)	1,360
Laetitia Rouxel	CFO	300

1) “Sign On” compensation: €500,000 Christian Wojczewski; €150,000 Aurelie Dalbiez; €300,000 Laetitia Rouxel;

2) Compensation: €1,360,000 Craig Johnstone

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. Under the Remuneration system 2021 that applied until the AGM 2022, the Management Board remuneration comprised both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017 and Restricted Share Plan 2020), which were approved by the AGMs in 2017 and 2020. Payments for these components depend on achieving defined financial targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped. When the new Remuneration system 2022 took effect, the link to Company performance and sustainable Company growth described above was maintained, but the Restricted Share Plan 2020 is no longer part of the long-term remuneration component. The Share Performance Plan 2017 was replaced by the Share Performance Plan 2022, under which SPAs were granted for the first time in the financial year 2023 and then also in the financial year 2024. In addition, the bonus regulation was also adjusted. This regulation applies to Dr Christian Wojczewski, Aurélie Dalbiez, Dr Cord Dohrmann, and Laetitia Rouxel.

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

A target amount is set for each Management Board member, which defines the amount of the bonus payment if the target achievement is 100%. In the remuneration system still applicable in 2021 for Dr Johnstone and Dr Evers, the target amount for the one-year variable remuneration is 70% of the annual base salary (2022: 70%). By eliminating the Restricted Share Plan 2020 and redistributing part of it to the bonus it was possible to change the target amount in the remuneration system 2022 without increasing the total target remuneration. The target amount for the bonus that the CEO receives if he achieves exactly 100% of the annual bonus targets corresponds to around 70% of basic salary for the direct payment portion of the bonus and to around 105% for the deferred portion. The corresponding figures for the ordinary members of the Management Board are around 43% of basic salary for the direct payment portion of the bonus and around 65% for the deferred portion, which represents a ratio of 40:60 between the direct payment and the deferred portion of the bonus. The deferred portion of the bonus is invested in Evotec shares, which the Management Board members buy via a service provider and have to hold for at least three years. Evotec provides the total applicable amount for all Management Board members and sets the timeframe within which the service provider must make the purchases on behalf of the Management Board members. The service provider then makes the purchases and transfers the shares purchased to the securities accounts of the Management Board members at a uniform average price with a corresponding lock-up period.

At the beginning of the following financial year the Supervisory Board measures the achievement of the targets and determines the amount of the annual bonus.

Bonuses are agreed with Management Board members in their individual employment contracts. When the Management Board remuneration system 2022 was revised a maximum bonus payment of up to 150% of the target amount was made possible for the bonus plan. This cap has applied to the bonuses of all Management Board members since 2023.

For financial year 2023 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2023 targets	Weighting

Expand basic business	50.0%

● Total revenue growth >€850 million	20.0%

● Exceed stable Adjusted EBITDA > € 120 million	20.0%

● Maintain operating cash flow > €50 million	10.0%

Develop EVOroyalty, EVOequity and accelerate technology pool for precision medicine	25.0%

● Build new joint alliances using the components of Action Plan 2025 (e.g., iPSC, PanOmics & PanHunter, …) (>€100 million technical value))	10.0%

● Just — Evotec Biologics path to profitability relative to AP 2025 (<€ 15 million loss in 2023)	10.0%

● Clarification of the global qualitative leadership position within end-to-end R&D (customer loyalty and sales quality)	5.0%

ESG: Develop people, the Company and Best of Governance Sustainability, Leadership and Entrepreneurship	25.0%

● Implementation of the SBTi initiative at all sites and investment of 1% of turnover to achieve the SBTi targets	5.0%

● Conduct an employee survey by mid-2023. Define and communicate the resulting targets for 2024 and following year	5.0%

• Assignment of sustainability champions at all sites to establish structures that promote sustainability and social goals, as well as sustainable site-specific projects	15.0%

The Supervisory Board has set the following performance criteria and their weighting uniformly for all members of the Management Board for the financial year 2024. In doing so, the Supervisory Board has redefined the performance criteria for the Management Board members for the short-term variable compensation components (bonus) in May 2024 with regard to total revenue and EBITDA as stated in the corporate governance declaration disclosed under Overview of main remuneration components.

2024 targets[1]	Weighting

Expand basic business	60.0%

• Total revenue growth >€880 million	20.0%

• Exceed stable Adjusted EBITDA >€100 million	30.0%

• Achievement of operating cash flow break-even, adjusted for one-off restructuring costs	10.0%

Building global leadership with the 2025 Action Plan and the 2030 Strategy	20.0%

• Build new joint alliances (e.g., iPSC, PanOmics …) (>€1 billion business value)	5.0%

• Just — Evotec Biologics becomes profitable with 2 J.POD’s in 2024	5.0%

• Establishment of a new organizational structure (Execute / Innovate fold-up) by the end of 2024	10.0%

ESG: Develop people, the Company and Best of Governance Sustainability	20.0%

• Improve SOX compliance and digitalization for more efficient work for all employees - no more than 2 material weaknesses by the end of the year	5.0%

• Significant improvement (>10%) in the second survey on engagement and implementation of 3 initiatives addressing the key points of the first survey	10.0%

• Develop and commit to a Climate Transition Plan (“CTA”) that includes climate adaptation measures and measures beyond the value chain to achieve Scope 1, 2 & 3 Net-Zero by 2045	5.0%

1 Adjusted as per SB resolution on May 15, 2024.

The adjusted EBITDA was calculated in accordance with the EBITDA published in the annual report and the specified definition therein.

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

The bonus payment amounts for the individual targets are added to determine the total bonus payment amount.

The following graph shows how the bonus payment factor works:

Bonus target achievement for 2023 was as follows:

2023 targets	Result	Weighting	Achievement

Expand basic business		50%

● Total revenue growth >€850 million	● €781.4 million	15%	13.2%

● Exceed stable Adjusted EBITDA >€120 million	● €66.4 million	30%	0.0%

● Exceed stable Adjusted EBITDA >€120 million	● €36.4 million	5%	0.0%

Develop EVORoyalty, EVOEquity and accelerate technology pool for precision medicine		30%
● Build new joint alliances using the components of Action Plan 2025 (e.g., iPSC, PanOmics & PanHunter, …) (>€100 million technical value)	● >€100 million upfront from BMS Neuro Partnership and Sandoz plus significant milestones and royalty prospects	10%	100.0%

● Just — Evotec Biologics path to profitability relative to AP 2025 (<€ 15 million loss in 2023)	● Q4 2023 close to profitability, enables a forecast / budget 2024 that achieve profitability as planned	10%	100.0%

● Clarification of the global qualitative leadership position within end-to-end R&D (customer loyalty and sales quality)	● 93% customer retention rate	10%	100.0%

ESG: Develop people, the Company and Best of Governance Sustainability, Leadership and Entrepreneurship		20%

● Implementation of the SBTi initiative at all sites and investment of 1% of turnover to achieve the SBTi targets	● SBTi implemented at all sites, including investment of 1% of sales to achieve SBTi targets	5%	100.0%

● Conduct an employee survey by mid-2023. Define and communicate the resulting targets for 2024 and following year.	● Employee survey conducted and results communicated	10%	100.0%

● Assignment of sustainability champions at all sites to establish structures that promote sustainability and social goals, as well as sustainable site-specific projects	● Sustainability champions designated at each site	5%	100.0%

The target achievement for the bonus for the financial year 2024 was as follows:

2024 targets	Result	Weighting	Achievement	Weighted Factor

Expand basic business		60%	—	—

● Total revenue growth >€880 million	Total revenue 2024: €797.0m	20%	86.5%	17.3%

● Exceed stable Adjusted EBITDA >€100 million	Adjusted EBITDA 2024: €22.6m	30%	0%	0%

● Achievement of operating cash flow break-even, adjusted for one-off restructuring costs	Cash flow from operating activities 2024: €18.2m (2023: €36.4m)	10%	0%	0%

Building global leadership with the 2025 Action Plan and the 2030 Strategy		20%
● Build new joint alliances (e.g., iPSC, PanOmics …) (>€1 billion business value)	BMS antiviral collaboration; Novo Nordisk cell therapy collaboration (total Deal Volume cannot be disclosed, > € 1bn)	5%	100.0%	5.0%

● Just — Evotec Biologics becomes profitable with 2 J.PODs in 2024	Positive EBITDA of €9.9m for Just - Evotec Biologics; revenue growth of 71.1% to €185.6m; opening of second J.POD in Toulouse on September 20, 2024	5%	100.0%	5.0%

● Establishment of a new organizational structure (Execute / Innovate fold-up) by the end of 2024	Financial reporting was adjusted and the Execute/Innovate division was dissolved. However, the organizational structure was not adjusted in 2024. This will only take place after the strategy update in 2025.	10%	0%	0%

ESG: Develop people, the Company and Best of Governance Sustainability		20%

● Improve SOX compliance and digitalization for more efficient work for all employees - no more than 2 material weaknesses by the end of the year	Improvement compared to 2025 by reducing material weaknesses, but still at least 3 material weaknesses.	5%	0%	0%

● Significant improvement (>10%) in the second survey on engagement and implementation of 3 initiatives addressing	Implementation initiative launched globally, functionally and at team level; second survey conducted in January 2025; engagement score decreased.	10%	0%	0%

● Develop and commit to a Climate Transition Plan (“CTA”) that includes climate adaptation measures and measures beyond the value chain to achieve Scope 1, 2 & 3 Net-Zero by 2045	The project to conduct a climate risk assessment as a first important step to develop a Climate Transition Plan (CTA) was paused due to cost savings related to the strategic prioritization in 2024. In parallel, measures to reduce Scope 1 & 2 emissions were implemented (e.g. increasing the share of green electricity, installation of a heat pump in Verona) and Evotec is well ahead of schedule to achieve the short-term Scope 1 & 2 targets for 2032.	5%	0%	0%

Total target achievement				27.3%

Since the activity underlying the annual bonus for 2024 was fully performed in the financial year 2024, it is allocated to the remuneration granted and owed in the financial year 2024 within the meaning of Section 162 para. 1 sentence 2 no. 1 AktG and consequently reported in this remuneration report. In order to ensure a transparent and comprehensible presentation of the compensation granted to the members of the Management Board for a financial year, the annual bonus for the financial year 2023 is also voluntarily disclosed in this compensation report.

Total target achievement for the 2023 bonus is as follows: In view of the particular circumstances in the 2023 financial year, particularly the cyber-attack in April 2023, it was decided to set the total target achievement at just 50% for the whole company and so significantly below the actual target achievement.

			Target based on 100% target		Cap based on maximum target		(corresponds to	Bonus payment
	Floor based on 0% target achievement		achievement		achievement		total target achievement)	amount 2023
		in % of basic		in % of basic		in % of basic			in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in%	in k €	salary
Dr. Werner Lanthaler	—	0.0%	600	100.0%	900	150.0%	0.0%	0	0%
Dr. Cord Dohrmann	—	0.0%	484	107.5%	726	120.9%	50.0%	242	53.8%
Dr. Matthias Evers	—	0.0%	280	70.0%	420	105.0%	50.0%	140	35%
Dr. Craig Johnstone	—	0.0%	280	70.0%	420	105.0%	50.0%	140	35%
Laetitia Rouxel	—	0.0%	363	107.5%	544	161.3%	50.0%	181	53.8%
Enno Spillner	—	0.0%	56	17.5%	56	70.0%	50.0%	28	35%

In view of the economic situation, the Management Board in office for the financial year 2024 has waived its bonus. Pro-rata bonuses for target achievement in 2024were paid to Dr. Mario Polywka and Dr. Matthias Evers, who left the Management Board during the year:

	Floor based on 0% target		Target based on 100% target		Cap based on maximum target			Bonus payment
	achievement		achievement[1]		achievement[1]		(Corresponds to total target	amount 2024[2]
		in % of basic		in % of basic		in % of basic	achievement)		in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in %	in k €	salary
Dr. Werner Lanthaler	—	0.0%	600	100.0%	900	150.0%	0.0%	—	0.0%
Mario Polywka[3]	—	0.0%	306	100.0%	459	150.0%	27.3%	84	27.3%
Dr. Christian Wojczewski[1,2]	—	0.0%	1,575	175.0%	2,363	150.0%	0.0%	—	0.0%
Aurélie Dalbiez[1,2]	—	0.0%	484	107.5%	726	161.3%	0.0%	—	0.0%
Dr. Cord Dohrmann[1,2]	—	0.0%	484	107.5%	726	161.3%	0.0%	—	0.0%
Dr. Matthias Evers[3]	—	0.0%	210	70.0%	315	105.0%	27.3%	57	19.1%
Dr. Craig Johnstone[3]	—	0.0%	280	70.0%	420	105.0%	0.0%	—	0.0%
Laetitia Rouxel[1,2]	—	0.0%	484	107.5	726	161.3%	0.0%	—	0.0%

1 Based on the remuneration system approved by the 2022 AGM, 60% of the bonus paid to Cord Dohrmann will be invested in shares, which must be held for at least three years.

2 Dr. Christian Wojczewski, Aurélie Dalbiez, Dr. Cord Dohrman and Laetitia Rouxel have waived payment of the 2024 bonus.

3 Dr. Mattias Evers and Mario Polywka receive a pro rata bonus in accordance with their term of office in 2024.

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

Share Performance Plan 2022

In addition to their variable one-year remuneration, the Management Board members are entitled to an annual allocation of SPA in accordance with the Share Performance Plan 2022. The Share Performance Plan is a key step for supporting the interests of the Company shareholders and developing a modern, long-term remuneration model, which complies with the current German Corporate Governance Code at the time of its inception.

The number of SPA to be allocated is determined by dividing a fixed percentage of the Management Board member’s basic remuneration by the relevant market value of an SPA. By eliminating the Restricted Share Plan 2020 and redistributing part of it to the SPA, the remuneration system 2022 adopted at the AGM made it possible to change the target amount without increasing the total target remuneration. The target amount for the SPA is around 225% of basic salary for the CEO and around 163% for the other members of the Management Board. This was only applied to Dr Cord Dohrmann for financial year 2023, however, whereas the following percentages from the remuneration system 2021 applied to the other Management Board members: the target amount for the SPA corresponds to approximately 225% of the base salary for the Chairman of the Management Board and approximately 163% for the members of the Management Board. However, for the 2024 financial year, this only applied to Dr Cord Dohrmann and Laetitia Rouxel, while the percentages of the 2021 remuneration system of 91.5% of the basic remuneration (2023: 91.5%) still applied to Dr Matthias Evers and Dr Craig Johnstone.

The amount paid out for the SPA may not exceed 350% of the target amount when they are exercised (cap).

The following table shows the number of SPA awarded in financial year 2024:

	Target amount for		Market value of one SPA at the	awarded in FY
	performance shares (SPA)		award date	2024
		% of basic
Executive Board member	in k €	salary	in €	units
Dr. Werner Lanthaler	—	—%	22.70	—
Dr. Christian Wojczewski	—	—	22.70	—
Mario Polywka	—	—	22.70	—
Aurélie Dalbiez	—	—	22.70	—
Dr. Cord Dohrmann	731	162.5%	22.70	32,214
Dr. Matthias Evers	600	150.0%	22.70	26,432
Dr. Craig Johnstone	600	150.0%	22.70	26,432
Laetitia Rouxel	731	162.5%	22.70	32,214

The Share Performance Plan 2022 is based on a prospective, multi-year measurement period. For each allocation of SPA there is a period of four consecutive calendar years in which certain performance indicators are measured (performance measurement period). The AGM 2022 set two equally weighted KPIs for long-term value creation: the relative total shareholder returns (“TSR”) and revenue growth. This is supplemented by performance against an additional ESG target (modifier).

The performance indicators are measured for each year of the performance measurement period. The performance in a given year is fixed for the remainder of the vesting period.

At the end of the vesting period there is a minimum target for each of the two KPI that has to be achieved before (some of) the SPA can be exercised, and a maximum target after which all the SPA for that KPI (100%) may be exercised. One SPA entitles the bearer to subscribe for a maximum of two whole shares in Evotec SE.

Relative TSR is an indicator for the return on an investment in Company shares compared with an investment in the TecDAX. Relative TSR measure the return on an equity investment over time, including dividends and changes in the share price (positive and negative), adjusted for any share issues or splits. 100% of the key performance indicator TSR is achieved for a performance measurement period, i.e. four calendar years, when the TSR for the shares of the Company (average share price of the Company at the closing auction of Xetra trading (or a successor system) on the thirty (30) trading days at Frankfurt Stock exchange prior to the relevant date plus dividends, and adjusted for any equity issuance or share-splits, is at least 20 percentage points higher than the average TSR of the companies listed in the German TecDAX index (or a comparable stock index) during the same period. The minimum target for the performance target TSR is achieved when the TSR for the shares of the Company matches the average TSR of the companies listed in the TecDAX. The maximum target, at which all the SPAs for the performance indicator TSR can be exercised at a ratio of 1:2, is achieved when the annual average TSR for the shares of the Company is at least 60 percentage points above the average TSR of the companies listed in the TecDAX during the respective performance period.

Relevant values of the TSR of the Company and of the average To of the companies listed in the TecDAX will be calculated based on the average TecDAX (Total Return Index) during the thirty (30) trading days at Frankfurt Stock exchange prior to the relevant date.

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

The ESG modifier is a figure for measuring long-term research spending on socially relevant illnesses (e.g., infectious diseases or women’s health). The ESG modifier distinguishes between complete (modifier: 1.0) and incomplete target achievement (modifier: 0.9) and is multiplied by the sum of target achievement in the two performance indicators TSR and “Group revenue”. The Supervisory Board is authorized to determine the level of target achievement. The ESG target cannot be achieved by more than 100%.

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

The Share Performance Plan 2022 works as follows:

The payout curves of the performance indicators revenue growth and relative TSR out performance are shown below:

The right to exercise the subscription rights resulting from converting the SPA only vests at the end of the performance period. At the end of the four-year performance period for the SPA the target achievement is measured for the two performance indicators, the corresponding number of subscription rights is calculated and fixed. There is no dividend equivalent.

Share Performance Plan 2017

The Share Performance Plan 2017 is based on a prospective, multi-year measurement period. For each allocation of SPA there is a period of four consecutive calendar years in which certain performance indicators are measured (performance measurement period). The AGM 2017 set two equally weighted KPI for long-term value creation: the share price and the relative TSR. Relative TSR is an indicator for the return on an investment in Company shares compared with an investment in the TecDAX. Relative TSR measure the return on an equity investment over time, including dividends and changes in the share price (positive and negative), adjusted for any share issues or splits. The performance indicators are measured for each year of the performance measurement period. The performance in a given year is fixed for the remainder of the vesting period.

At the end of the vesting period there is a minimum target for each of the two KPI that has to be achieved before (some of) the SPA can be exercised, and a maximum target after which all the SPA for that KPI (100%) may be exercised. One SPA entitles the bearer to subscribe for a maximum of two whole shares in Evotec SE.

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

The KPI relative TSR measures the return on a share investment over a period of time, including dividends as well as share price performance (positive and negative) and adjusted for any equity issues or share-splits. The target for TSR is achieved exactly in a calendar year (100%) if the return on the Evotec share matches the average return on the shares of the companies listed in the TecDAX over the same period. The return on the Evotec share is determined on the basis of the closing price and the dividend per share paid in that year (adjusted for any equity issues and share-splits) in relation to the opening price:

The relevant values of the average relative TSR of the companies listed in the TecDAX will be calculated and based on the average TecDAX -(Total Return Index) during the thirty (30) trading days at Frankfurt Stock Exchange prior to the relevant date. The return is therefore based on the relation between the average TecDAX value in the closing auction of XETRA trading (or a successor system) in the last 30 trading days of the relevant performance period, i.e. the calendar year (“final value”) and the average TecDAX value in the closing auction of XETRA trading (or a successor system) on the last 30 trading days before the start of the relevant performance period (“starting value”).

The minimum target is achieved (0% target achievement) if the return on the Evotec share is less than 10% below the average TSR for the companies in the TecDAX in the relevant performance period (i.e. in each calendar year). The maximum target is achieved (200% target achievement) if the return on the Evotec share is at least 10% higher than the average total TSR for the companies in the TecDAX in the relevant performance period.

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

The Share Performance Plan 2017 works as follows:

The payment curves for the KPI absolute share price performance and relative TSR are shown below:

The right to exercise the subscription rights resulting from converting the SPA only vests at the end of the performance period. At the end of each of the four performance periods (i.e. each calendar year) for the SPAs the target achievement is measured for the two performance indicators in the relevant calendar year, the corresponding number of subscription rights are calculated and provisionally fixed. At the end of all four performance periods, i.e. the four calendar years of an award, the subscription rights calculated for each year are added to obtain the total number of subscription rights. There is no dividend equivalent.

SPAs from the 2020 grant became exercisable in 2024. The following table shows the target achievement for the individual performance criteria per year and in aggregate:

	Target achievement 2020	Target achievement 2021	Target achievement 2022	Target achievement 2023	Target achievement
	(in %)	(in %)	(in %)	(in %)	(in %)
Relative share price performance	200%	200%	—%	200%	150%
Relative TSR	200%	200%	—%	200%	150%

The target achievement for 2024 was 0% for each of the performance indicators. In accordance with the relevant Share Performance Plan 2017, both KPIs, the absolute share price performance and the relative TSR compared to the TecDAX, are based on publicly available information. For the sake of simplicity, the actual target achievement as well as the absolute targets and the target achievement per KPI are shown below:

	2019		2020
KPI “Share Price”		KPI “Share Price”
Average last 30 trading days 2018	18.371	Average last 30 trading days 2019	20.587
Average last 30 trading days 2018	20.587	Average last 30 trading days 2020	26.713
Increase	9.91%	Increase	29.76%
KPI “Share Price” achievement	124.0%	KPI “Share Price” achievement	200.0%
KPI “TSR”		KPI “TSR”
Evotec TSR 2019 vs. 2018	9.91%	Evotec TSR 2020 vs. 2019	29.76%
TecDAX TSR 2019 vs. 2018	19.96%	TecDAX TSR 2020 vs. 2019	2.68%
Relative TSR Evotec vs. TecDAX	(10.05)%	Relative TSR Evotec vs. TecDAX	27.07%
KPI “TSR” achievement	0.0%	KPI “TSR” achievement	200.0%
Overall performance achievement	62.0%	Overall performance achievement	200.0%

	2021		2022
KPI “Share Price”		KPI “Share Price”
Average last 30 trading days 2020	26.713	Average last 30 trading days 2021	41.558
Average last 30 trading days 2021	41.558	Average last 30 trading days 2022	16.125
Increase	55.57%	Increase	(61.20)%
KPI “Share Price” achievement	200.0%	KPI “Share Price” achievement	0.0%
KPI “TSR”		KPI “TSR”
Evotec TSR 2021 vs. 2020	55.57%	Evotec TSR 2022 vs. 2021	(61.20)%
TecDAX TSR 2021 vs. 2020	23.74%	TecDAX TSR 2022 vs. 2021	(21.54)%
Relative TSR Evotec vs. TecDAX	31.84%	Relative TSR Evotec vs. TecDAX	(39.66)%
KPI “TSR” achievement	200.0%	KPI “TSR” achievement	0.0%
Overall performance achievement	200.0%	Overall performance achievement	0.0%

	2023		2024
KPI “Share Price”		KPI “Share Price”
Average last 30 trading days 2022	16.125	Average last 30 trading days 2023	19.382
Average last 30 trading days 2023	19.382	Average last 30 trading days 2024	8.942
Increase	20.20%	Increase	(53.87)%
KPI “Share Price” achievement	200.0%	KPI “Share Price” achievement	0.0%
KPI “TSR”		KPI “TSR”
Evotec TSR 2023 vs. 2022	20.20%	Evotec TSR 2024 vs. 2023	(53.87)%
TecDAX TSR 2023 vs. 2022	6.82%	TecDAX TSR 2024 vs. 2023	6.54%
Relative TSR Evotec vs. TecDAX	13.38%	Relative TSR Evotec vs. TecDAX	(60.41)%
KPI “TSR” achievement	200.0%	KPI “TSR” achievement	0.0%
Overall performance achievement	200.0%	Overall performance achievement	0.0%

The final number of exercisable SPA from the 2020 grant is shown in the following table for each Executive Board member:

			Target achievement rel.		Number of SPA in 2020	Number of SPA from 2020
		Number of SPA awarded	share	Target achievement	tranche based on target	tranche actually exercised
Executive Board member	Function	from 2020 tranche	price performance (in %)	Relative TSR (in %)	achievement	(subject to remuneration cap)
Dr. Werner Lanthaler	CEO	38,400	150%	150%	57,600	57,600
Dr. Cord Dohrmann	CSO	14,647	150%	150%	21,971	21,971
Dr. Craig Johnstone	COO	12,450	150%	150%	18,675	18,675

One SPA corresponds to one Evotec share, which at the time of exercise in January 2024 was trading at about € 15/share.

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

Active discussions with shareholders gave the Supervisory Board to understand that the Restricted Share Plan 2020 and the Supervisory Board discretion that this implies are viewed critically. It therefore decided no longer to issue this remuneration component when the new remuneration system takes effect after the AGM 2022. No Restricted Share Awards were made as a result in 2024.

The Restricted Share Plan defines for each award a performance period of four consecutive calendar years in which the performance is measured. The AGM 2020 defined Adjusted EBITDA as the performance indicator. The performance indicator is measured for each year in the performance period. The performance in a given year is fixed for the remainder of the lock-up period.

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

If the minimum target is not achieved in a financial year, 25% of the Restricted Share Awards are forfeit. If the target is achieved in a financial year, 25% of the Restricted Share Awards are converted into subscription rights, each for one share in Evotec SE. If the minimum target is achieved exactly in a financial year, 12.5% of the Restricted Share Awards are converted into subscription rights, each for one share in Evotec SE. If the minimum target is achieved in a financial year, but not the target, between 12.5% and 25% of the Restricted Share Awards, depending on the actual target achievement, are converted into subscription rights, each for one share in Evotec SE. There is no dividend equivalent.

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

The Restricted Share Plan 2020 works as follows:

The payment curve for the KPI adjusted EBITDA is as follows:

No Restricted Share Awards were granted to Management Board members in 2024 and none became exercisable. However, there are still restricted share awards issued in the past before the 2022 remuneration system comes into force, which will vest in 2025 and 2026.

Outlook for variable remuneration

Transparent and quantifiable ESG criteria were included in the variable remuneration components in the remuneration system 2022. A substantial part of the short-term annual remuneration will have to be invested in Company shares and held for three years in future, in order to better align the interests of Management Board members with those of shareholders. The performance period for the Share Performance Plan 2022 adopted by the AGM on June 22, 2022, was increased to four years and the pay-for-performance approach was strengthened. In addition, the Restricted Share Plan 2020 no longer forms part of the new remuneration system and is no longer issued to members of the Management Board now that the new system is in effect.

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

The Company did not make use of its right to withhold or retract variable remuneration in financial year 2024. When Dr Lanthaler left as CEO in early January 2024, however, it was agreed consensual that he would not be paid a bonus for 2023.

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

The company made use of this in the financial year 2024 and paid a severance package of two years’ annual remuneration (€1,360,000) upon the early termination of Dr Craig Johnstone’s management contract. In addition, he retains his SPA, and restricted share awards granted until 2024 in the pro-rata amount in accordance with the plan terms.

Dr Matthias Evers did not receive any severance pay upon his departure, but in accordance with the plan terms, he retains his pro-rata SPA and restricted share awards granted up to his departure.

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

If a change of control takes place during the vesting period for the SPA, the allocations to all participants made as part of the Share Performance Plan 2017 are irrevocably transferred and fully settled in cash up to certain limits. In the Share Performance Plan 2022 the threshold for a change of control that triggers the irrevocable transfer and payment of the SPA was raised from 30% to >50%. It was also determined that this irrevocable transfer and settlement only takes place if the Management Board member concerned exercises their exceptional right to terminate their contract because their tasks and responsibilities have been significantly altered as a result of the change of control.

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

Non-competition clause

Non-competition clauses have been agreed with the Management Board members for the time after their departure. In return, Evotec SE will make compensation payments for a period of twelve months after the end of the employment contract, unless the company waives the non-competition clause by resolution of the Supervisory Board. Evotec SE pays compensation for twelve months after the employment contract comes to an end. The compensation payments comprise 50% of direct remuneration paid (basic salary and variable remuneration) in the year before the employment contract ended and are paid in equal monthly installments. However, any severance payments will be fully offset.

Maximum remuneration

The maximum remuneration defined in the remuneration system 2022 applies to all the members of the Management Board whose contract was signed or renewed before the remuneration system 2022 came into effect at the AGM 2022. The annual maximum remuneration within the meaning of Section 87a para. 1 sentence 2 no 1 AktG for contracts signed after the effective date of the remuneration system2022 is:

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

The Management Board members reported the following shareholdings as of December 31, 2024.

		(thereof, restricted	OutstandingShares	Granted unvested	Outstanding Shares	Granted unvested
	Shares	Shares from STI Payout)	from vested SPA’s	SPA’s (total)	from vested RSA’s	RSA’s (total)
Management Board
Dr. Christian Wojczewski	50,000	—	—	—	—	—
Aurélie Dalbiez	3,500	—	—	—	—	—
Dr. Cord Dohrmann	191,084	10.679	—	102.917	—	29.851
Dr. Craig Johnstone	31,844	—	—	45.091	—	34.980
Laetitia Rouxel	9,128	9.128	—	32.214	—	—

Dr. Christian Wojczewski, Laetitia Rouxel and Aurélie Dalbiez are still in the so-called build up phase.

Target remuneration of current Management Board members for financial year 2024

The following table shows the target remuneration of Management Board members for financial year 2024, and on a voluntary basis for financial year 2023. This comprises the agreed target remuneration for the respective financial year, of which 100% is paid if the targets are achieved. If the appointment as a member of the Management Board begins or ends during a financial year, the remuneration is stated pro rata temporis.

			Dr. Werner Lanthaler				Laetitia Rouxel
			CEO (until 01/2024)				CFO
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	25	80.6%	600	23.6%	450	19.9%	338	28.3%
	+	Ancillary benefits	6	19.4%	141	5.5%	297	13.1%	71	6.0%
	+	Compensation payments	—	0.0%	—	0.0%	300	13.3%	300	25.1%
	=	Total	31	100.0%	741	29.2%	1,047	46.3%	709	59.4%
		Short-term, one-year
Performance-related	+	remuneration (STI)
Remuneration		Bonus	—	0.0%	600	23.6%	484	21.4%	484	40.6%
		Long-term, multi-year
	+	remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017	—	0.0%	1,200	47.2%	731	32.3%	—	0.0%
	=	Total target remuneration	31	100.0%	2,541	100.0%	2,262	100.0%	1,193	100.0%

			Dr. Christian Wojczewski				Aurélie Dalbiez
			CEO (since 07/2024)				CPO (since 06/2024)
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	450	24.2%	—	—%	244	33.3%	—	—%
	+	Ancillary benefits	120	6.5%	—	—%	75	10.2%	—	—%
	+	Compensation payments	500	26.9	—	—%	150	20.5
	=	Total	1,070	57.6%	—	—%	469	64.0%	—	—%
Performance-related Remuneration	+	Short-term, one-year remuneration (STI)
		Bonus	788	42.4%	—	—%	263	36.0%	—	—%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	—%	—	0.0%	—	—%
		Share Performance Plan 2017	—	0.0%	—	—%	—	0.0%	—	—%
	=	Total target remuneration	1,858	100.0%	—	—%	732	100.0%	—	—%

			Dr. Cord Dohrmann				Dr. Matthias Evers
			CSO				CBO (until 09/2024)
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	450	26.2%	450	26.1%	300	26.1%	400	30.0%
	+	Ancillary benefits	50	2.9%	56	3.3%	38	3.3%	54	4.0%
	+	Compensation payments	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	=	Total	500	29.2%	506	29.4%	338	29.4%	454	34.0%
Performance-related Remuneration	+	Short-term, one-year remuneration (STI)
		Bonus	484	28.2%	484	28.1%	210	18.3%	280	21.0%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017	731	42.6%	731	42.5%	600	52.3%	600	45.0%
	=	Total target remuneration	1,715	100.0%	1,721	100.0%	1,148	100.0%	1,334	100.0%

			Dr.Craig Johnstone				Mario Polywka
			COO				CEO (01-06/2024)
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	400	30.3%	400	30.3%	306	47.3%	—	—%
	+	Ancillary benefits	42	3.2%	42	3.2%	35	5.4%	—	—%
	+	Compensation payments	—	0.0%	—	0.0%	—	0.0%	—	—%
	=	Total	442	33.4%	442	33.4%	341	52.7%	—	—%
Performance-related Remuneration	+	Short-term, one-year remuneration (STI)
		Bonus	280	21.2%	280	21.2%	306	47.3%	—	—%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	—%
		Share Performance Plan 2017	600	45.4%	600	45.4%	—	0.0%	—	—%
	=	Total target remuneration	1,322	100.0%	1,322	100.0%	647	100.0%	—	—%

Remuneration awarded and owed to current Management Board members in the financial year pursuant to Section 162 AktG

The following tables show the fixed and variable remuneration components awarded and owed to the Management Board members in 2023 and 2024 in accordance with Section 162 (1) sentence 2 no. 1 AktG. Since the work for the annual bonus 2024 was completed in full in financial year 2024, it is attributed to the remuneration awarded and owed in 2024 and so included in this remuneration report. However, the Management Board has unanimously waived the annual bonus for 2024.

In addition to the amount of remuneration, the individual fixed and variable remuneration components are shown as a proportion of total remuneration in accordance with Section 162 (1) sentence 2 no. 1 AktG. The proportions are based on the remuneration components awarded and owed in the respective financial year, in accordance with Section 162 (1) sentence 1 AktG.

			Dr. Werner Lanthaler				Laetitia Rouxel
			CEO (until 01/2024)				CFO
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	25	81.0%	600	30.9%	450	25.3%	338	37.9%
	+	Ancillary benefits for the FY	6	19.0%	141	7.3%	297	16.7%	71	8.0%
	+	Compensation payments	—	0.0%	—	0.0%	300	16.9%	300	33.8%
	=	Total	31	100.0%	741	38.2%	1,047	58.9%	709	79.7%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
	+	Bonus for the FY	—	—%	—	—%	—	0.0%	—	0.0%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017	—	—%	1,200	61.8%	731	41.1%	181	20.3%
	=	Total remuneration as defined in Sec. 162 AktG	31	100.0%	1,941	100.0%	1,778	100.0%	890	100.0%

			Dr. Christian Wojczewski				Aurélie Dalbiez
			CEO (since 07/2024)				CFO (since 06/2024)
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	450	42.1%	—	—%	244	52.0%	—	—%
	+	Ancillary benefits for the FY	120	11.2%	—	—%	75	16.0%	—	—%
	+	Compensation payments	500	46.7%	—	—%	150	32.0%	—	—%
	=	Total	1,070	100.0%	—	—%	469	100.0%	—	—%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
	+	Bonus for the FY	—	0.0%	—	—%	—	0.0%	—	—%
	+	Long-term, multi-year remuneration (LTI)				—
		Restricted Share Plan 2020	—	0.0%	—	—%	—	0.0%	—	—%
		Share Performance Plan 2017	—	0.0%	—	—%	—	0.0%	—	—%
	=	Total remuneration as defined in Sec. 162 AktG	1,070	100.0%	—	—%	469	100.0%	—	—%

			Dr. Cord Dohrmann				Dr. Matthias Evers
			CSO				CBO (until 09/2024)
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	450	36.6%	450	30.4%	300	30.2%	400	33.5%
	+	Ancillary benefits for the FY	50	4.1%	56	3.8%	38	3.8%	54	4.5%
		Compensation payments	—	0.0%	—	0.0%	—	0.0%	—	0.0%
	=	Total	500	40.6%	506	34.2%	338	34.0%	454	38.0%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
	+	Bonus for the FY	—	—%	242	16.4%	57	5.7%	140	11.7%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017	731	59.4%	731	49.4%	600	60.3%	600	50.3%
	=	Total remuneration as defined in Sec. 162 AktG	1,231	100.0%	1,479	100.0%	995	100.0%	1,194	100.0%

			Dr. Craig Johnstone				Mario Polywka
			COO				CEO (01-06/2024)
			2024		2023		2024		2023
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	400	16.7%	400	33.8%	306	72.0%	—	—%
	+	Ancillary benefits for the FY	42	1.7%	42	3.6%	35	8.2%	—	—%
	+	Compensation payments	1,360	56.6%	—	0.0%	—	—%	—	—%
	=	Total	1,802	75.0%	442	37.4%	341	80.2%	—	—%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
		Bonus for the FY	—	0.0%	140	11.8%	84	19.8%	—	—%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	—%	—	—%
		Share Performance Plan 2017	600	25.0%	600	50.8%	—	—%	—	—%
	=	Total remuneration as defined in Sec. 162 AktG	2,402	100.0%	1,182	100.0%	425	100.0%	—	—%

As in the past, Dr Craig Johnstone’s remuneration was paid by Evotec (France) SAS and covers his work on the Management Board of Evotec SE and his work as Site Head in Toulouse. As a rule, the cost of the Management Board members’ work is allocated appropriately to the Group companies.

In the financial year 2024, Dr Craig Johnstone (COO) received a severance payment of € 1,360,000, which corresponds to two times his annual compensation in line with the two-year remaining term of his Management Board contract upon departure.

Laetitia Rouxel received a sign-on bonus of € 300,000 in financial year 2023, as compensation for lost earnings and commitments to her previous employer, which was paid out in April 2023. A further tranche of the same amount was paid out in April 2024.

Dr Christian Wojczewski received a sign-on bonus of €500,000 in the financial year 2024, as compensation for lost earnings and promises made to his previous employer, which was paid out in July 2024. A further tranche of the same amount will be due for payment in July 2025.

Aurélie Dalbiez received a sign-on bonus of €150,000 in the financial year 2024, as compensation for lost earnings and promises made to her by her previous employer, which was paid out in July 2024. A further tranche of the same amount will be due for payment in July 2025.

Remuneration awarded and owed to former Management Board members in the 2024 financial year pursuant to Section 162 AktG

In the financial year 2024, Dr Matthias Evers (CBO) and Dr Craig Johnstone left the Management Board. The company paid a severance package of two years’ compensation upon the early termination of Dr Craig Johnstone’s management contract. In addition, he retains his SPA, and restricted share awards granted until 2024 in the amount of a pro-rata portion in accordance with the plan terms of a total of 45,019 Share Performance Awards and 34,980 Restricted Share Awards. Dr Matthias Evers did not receive any severance pay upon his departure, but he retains his pro-rata portion of the SPA and restricted share awards granted until his departure in accordance with the plan terms of a total of 21,497 Share Performance Awards and 39,353 Restricted Share Awards.

Remuneration awarded and owed to current Supervisory Board members in the 2024 financial year pursuant to Section 162 AktG

The members of the Evotec Supervisory Board are entitled to a fixed salary and the reimbursement of out-of-pocket expenses in accordance with Article 13 para 1 of Evotec SE’s Articles of Association. In accordance with the recommendations of the GCGC, the positions of Chair and Vice-Chair of the Supervisory Board and the positions of Chair or member of a committee are taken into account when setting the remuneration of the individual members. For example, following the approval of the adjusted remuneration system for the Supervisory Board by the AGM in 2022, each member of the Supervisory Board will receive fixed remuneration in the amount of €65,000. The Chair receives € 125,000 and the Vice-Chair €105,000. Members of Supervisory Board committees receive €15,000 per committee, and the committee Chair receives €30,000.

		Basic salary		Committee salary		Total remuneration
			in %		in %
		in €	Total	in €	Total	in €
Prof. Dr. Iris Löw-Friedrich	2024	125,000	80.6%	30,000	19.4%	155,000
(since 06/2014)	2023	125,000	83.3%	25,000	16.7%	150,000
Roland Sackers	2024	105,000	70.0%	45,000	30.0%	150,000
(since 06/2019)	2023	60,000	63.2%	35,000	36.8%	95,000
Dr. Mario Polywka	2024	2,315	86.7%	356	13.3%	2,671
(until 06/2024)	2023	50,000	83.3%	10,000	16.7%	60,000
Dr. Elaine Sullivan	2024	28,671	68.4%	13,232	31.6%	41,903
(until 06/2024)	2023	50,000	71.4%	20,000	28.6%	70,000
Dr. Constanze Ulmer-Eilfort	2024	65,000	59.1%	45,000	40.9%	110,000
(since 06/2021)	2023	50,000	58.8%	35,000	41.2%	85,000
Camilla Macapili Languille	2024	65,000	70.6%	27,123	29.4%	92,123
(since 06/2022)	2023	50,000	83.3%	10,000	16.7%	60,000
Dr. Duncan McHale	2024	36,329	81.2	8,384	18.8	44,713
(since 06/2024)	2023	—	—	—	—	—
Wesley Wheeler	2024	36,329	81.2%	8,384	18.8%	44,713
(since 06/2024)	2023	—	—	—	—	—

Comparison of changes in remuneration and profitability

In accordance with Section 162 (1) sentence 2 no. 2 AktG the following table shows the relative change in the remuneration awarded and owed to members of the Management Board and Supervisory Board in the financial year, compared with the average remuneration of employees on a FTE-basis, as well as selected earnings indicators for the Evotec Group.

To show the profitability of the Group the comparison includes the net income recognized in the Company’s separate financial statements, Adjusted EBITDA, and revenue of the Evotec Group, as well as the share price performance as of December 31 in each case and the relative TSR for Evotec SE.

To show the average remuneration of employees the target remuneration for all employees is used (not including apprentices, students, and interns) on a FTE- basis. This relates to the workforce of Evotec SE in Germany.

Financial year	2024	Change in %	2023	Change in %	2022		Change in %	2021	Change in %	2020

Earnings performance
Net income for Evotec SE (HGB) in €m	1.1	101.1%	(97.9)	(475.9)%	(17.0)	*	38.8%	(27.8)	(14.9)%	(24.2)
Adjusted EBITDA Evotec Group in €m	22.6	(66.0)%	66.4	(34.7)%	101.7		(5.2)%	107.3	0.6%	106.7
Revenue Evotec Group in €m	797.0	2.0%	781.4	4.0%	751.4		21.6%	618.0	23.4%	500.9
Share price Evotec SE in €	8.2	(57.5)%	19.4	20.2%	16.1		(61.2)%	41.6	55.6%	26.7
Relative TSR of Evotec SE vs. TecDAX in % points	(65.9)	—%	13.4	—%	(39.7)		—%	31.8	—	27.1

Average employee remuneration (in € k)
Average remuneration	67.9	(12.6)%	77.7	(0.6)%	78.2		5.0%	74.5	5.2%	70.8

Management Board remuneration (in € k)
Dr. Christian Wojczewski (since 07/2024)	1.070	—%	—	—%	—		—%	—	—%	—
Aurélie Dalbiez (since 06/2024)	469	—%	—	—%	—		—%	—	—%	—
Dr. Cord Dohrmann	1.231	(16.8)%	1,479	5.3%	1,404		(32.9)%	2,092	80.6%	1,158
Laetitia Rouxel	1.778	99.9%	890	—%	—		—%	—	—%	—

Former Management Board remuneration (in € k)
Enno Spillner (until 03/2023)	—	—%	610	—%	1,083		20.8%	897	(0.5)%	901
Dr. Werner Lanthaler (until 01/2024)	31	(98.4)%	1,941	(22.9)%	2,519		(46.0)%	4,661	130.6%	2,021
Mario Polywka (01 - 06/2024)	425	—%	—	—%	—		—%	—	—%	—
Dr. Matthias Evers (until 09/2024)	995	(16.7)%	1,194	(13.7)%	1,384		—%	—	—%	—
Dr. Craig Johnstone (until 12/2024)	2.402	103.2%	1,182	(44.0)%	2,112		127.9%	927	(0.2)%	929

Supervisory Board remuneration (in € k)
Prof. Dr. Iris Löw-Friedrich (since 06/2014)	155	3.3%	150	0.0%	150		31.6%	114	62.9%	70
Roland Sackers (since 06/2019)	150	57.9%	95	(1.0)%	96		6.7%	90	5.9%	85
Dr. Constanze Ulmer-Eilfort (since 06/2021)	110	29.4%	85	16.4%	73		121.2%	33	—%	—
Camilla Macapili Languille (since 06/2022)	92	53.3%	60	87.5%	32		—%	—	—%	—
Dr. Duncan McHale (since 06/2024)	45	—%	—	—%	—		—%	—	—%	—
Wesley Wheeler (since 06/2024)	45	—%	—	—%	—		—%	—	—%	—

Former Supervisory Board remuneration (in € k)
Michael Shalmi (until 06/2020)	—	—%	—	—%	—		—%	—	(100.0)%	27
Prof. Dr. Wolfgang Plischke (until 06/2021)	—	—%	—	—%	—		(100.0)%	68	(54.7)%	150
Kasim Kutay (until 06/2022)	—	—%	—	—%	28		(53.3)	60	81.8	33
Dr. Elaine Sullivan until 06/2024)	41	(41.4)%	70	7.7%	65		8.3%	60	0.0%	60
Dr. Mario Polywka (until 06/2024)	3	(95.0)%	60	0.0%	60		9.1%	55	10%	50

*Result 2022 corrected from € (8.3) million to € (17.0) million compared to 2022 report.

Miscellaneous

Evotec has Directors and Officers (“D&O”) liability insurance for the Management Board members. This insurance policy covers the personal liability of Management Board members for any claims made against them for damages in the exercise of their duties. The insurance includes an excess or deductible for the Management Board members in accordance with the German Stock Corporation Act.

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

Evotec’s Supervisory Board consists of six members – as provided in the current Articles of Association – all of whom are elected by the shareholders with a simple majority of the votes cast at an AGM. The proposal to the AGM is carried out in accordance with the German Corporate Governance Code’s recommendations. The six current members of Evotec’s Supervisory Board were all lastly elected at the AGM 2024. The new Supervisory Board members Dr. Duncan McHale and Wesley Wheeler have been initially elected for a term of office of two years, while the re-elected Supervisory Board members have been be elected for a three-year term of office, except for the Chairperson Prof Dr Iris Löw-Friedrich who has been re-elected for a term of office of two years to allow for a coordinated succession after reaching the maximum tenure of 12 years.

The Company provides a relevant set of on-boarding materials regarding statutory documents, policies, rules of procedures etc. for each new Supervisory Board member, which set is also accessible to each member in a virtual Board room that was set up.

The Supervisory Board appoints a chairperson and one Vice Chairperson from among its members. Prof. Dr. Iris Löw-Friedrich is elected Chairperson of the Supervisory Board, and Roland Sackers became her Vice Chairman. During 2025 the Supervisory Board will start the succession planning process for its Chairperson to allow for a coordinated succession after Prof Dr Löw-Friedrich will reach the maximum tenure of 12 years at the AGM 2026.

In accordance with the recommendations of the Code, the members of the Evotec Supervisory Board were selected regardless of their gender, nationality and age. Members are appointed according to their qualifications, professional experience, ability and independence. It should be noted, however, that the Supervisory Board has set an age limit and determined that potential candidates may not be older than 72 years of age when they are proposed for election. In addition, the Supervisory Board currently has defined two full periods of office as the regular limit for membership of the Supervisory Board. An appropriate proportion of women is also required. To this end the Supervisory Board has set a gender quota requiring a respective proportion of women and men of at least 30%.

The Supervisory Board has determined concrete objectives regarding its composition and competencies and prepared a profile of skills and expertise reflecting the company-specific situation. These objectives and skills profiles are regularly reviewed and discussed within the Supervisory Board to reflect the ongoing evolution of the Company and its further specific and unique offerings and operational activities. As a consequence, the Supervisory Board has agreed in its meeting in September 2024 on the most recent skills matrix and competency profile set out below.

	Iris	Roland	Camilla	Constanze	Wesley	Duncan
Skills / Expertise	Löw-Friedrich	Sackers	Macapili Languille	Ulmer-Eilfort	Wheeler	McHale
	Chair;	Deputy Chair;
	RemCom Chair	ACC Chair		ESG Chair
Independent Supervisory Board members (Chairman, ACC Chair, RemCom Chair; majority of total members	X1	X	X2	X	X	X
R&D	X	—	—	—	—	X
Biologics Manufacturing	—	—	X	—	X	—
Biopharma	X	—	X	—	X	X
Small Biotech	—	—	X	—	X	X
Pharma Services	X	X	X	—	—	X
Commercial / B2B	—	—	—	—	X	—
M&A / Partnering	—	—	X	X	X	X
Capital Markets	X	X	X	—	—	—
Accounting / P&L / Risk Management	X	X3,4	X4	—	—	—
Auditing & Sustainability Reporting	X	X3,4	—	X	—	—
Digitalization	X	X	—	—	—	—
IT & Cybersecurity	—	X	—	—	—	—
General Management	X	X	X	X	X	X
Legal & Compliance	—	X	—	X	—	—
Environment and Sustainability	X	X	X	X	—	—
Social and HR	—	X	—	X	—	—
Governance	X	X	X	X	X	X
Age of Supervisory Board candidate does not exceed 72 years at time of the proposal	X (1960)	X (1968)	X (1983)	X (1962)	X (1956)	X (1966)
Nationality	German	German	Canadian	German	U.S.	British
Regional experience in EU / U.S. / Asia	EU, US, Asia	EU, US	EU, US, MENA	EU	U.S.	EU, US
Female Supervisory Board member (at least 30%)	X	—	X	X	—	—

1) Former Management Board member of UCB (until July 2024); the commercial relationship with UCB as a customer of Evotec is considered to be immaterial (approx. 0.5% of Group revenue in 2023).

2) Head of Life Sciences at Mubadala Investment Company; Mubadala Investment Company holds some 7% of the shares in Evotec, but does not exercise control within the meaning of C.9 GCGC.

3) Experience of auditing.

4) Experience of accounting.

Finally, the Supervisory Board has agreed to a rule membership of a maximum of 12 years. Overall, the Supervisory Board shall remain composed in such a way that the majority of its members are independent, including the Chairperson and Chairpersons of Audit & Compliance Committee and Remuneration & Nomination Committee and that its members as a group possess the knowledge, ability and expert experience required to properly complete its tasks.

Currently, the composition of Evotec’s Supervisory Board fulfills all those objectives: All members have an extensive international professional background from working in numerous internationally operating companies. All members are considered as independent following the two-dimensional evaluation criteria of the German Corporate Governance Code, three nationalities are represented and there are three female members. Evotec’s aspiration of “diversity of thoughts” is ensured by composing internationally experienced Management and Supervisory Boards with broad and complementary skill sets.

The following chart provides additional diversity information about our Supervisory Board.

Board Diversity Matrix (As of December 31, 2024)
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

Name of Committee	Current Members as December 31, 2024
Audit and Compliance Committee	Roland Sackers, Camilla Macapili Languille, Dr. Constanze Ulmer-Eilfort
Remuneration and Nomination Committee	Prof. Dr. Iris Löw-Friedrich, Roland Sackers, Wesley Wheeler
ESG Committee	Dr, Constanze Ulmer-Eilfort, Dr Duncan McHale

Audit and Compliance Committee

Our Audit and Compliance Committee consists of Roland Sackers, Camilla Macapili Languille and Dr. Constanze Ulmer-Eilfort. Roland Sackers is the chairperson of the Audit and Compliance Committee. All members of our Audit and Compliance Committee are considered as independent pursuant to German law and pursuant to the GCGC. The Audit and Compliance Committee assists the Supervisory Board in fulfilling its independent oversight responsibilities regarding financial reporting and control. The Audit and Compliance Committee shall further oversee our compliance program to ensure that such program meets applicable legal and regulatory requirements and appropriate industry standards. The Audit and Compliance Committee has the responsibility, among others, to:

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

Remuneration and Nomination Committee

The Remuneration and Nomination Committee consists of Prof. Dr. Iris Löw-Friedrich, Roland Sackers and Wesley Wheeler. Prof. Dr. Iris Löw-Friedrich is the chairperson of the Remuneration and Nomination Committee. The Remuneration and Nomination Committee’s duties and responsibilities to carry out its purpose include, among others:

●	Reviewing corporate goals and objectives for the remuneration of the members of the Management Board, including evaluation of the performance of the members of the Management Board considering these goals and making recommendations to the Supervisory Board for remuneration based on such evaluations.
●	Reviewing all equity-based compensation plans and arrangements for members of the Management Board and making recommendations to the Supervisory Board regarding such plans.
●	Reviewing and making recommendations to the Supervisory Board regarding service agreements and any severance arrangements or plans for members of the Management Board.
●	Assisting the Supervisory Board in its oversight of the Management Board’s human resource management, including but not limited to corporate culture, diversity, and inclusion.
●	Making proposals for the appointment and dismissal of members of the Management Board; and
●	Identifying and screening individuals qualified to become members of the Supervisory Board.

ESG Committee

Considering the increased importance of Environmental, Social and Governance (ESG) aspects in a corporate and global environment, Evotec’s Supervisory Board formed an ESG Committee in 2022. The ESG Committee consists of Dr. Constanze Ulmer-Eilfort, and Dr. Duncan McHale. Dr. Constanze Ulmer-Eilfort is the chairperson of the ESG Committee which is supported by the Company’s CEO, the Chief People Officer and the Head of Global Investor Relations & ESG. Together with the Management Board, the ESG Committee defines the priorities of Evotec with respect to environment, people, and governance on a rolling basis, and is advising on and monitoring the implementation of such priorities.

Management Board and Senior Management

Our Management Board consists of four members as of December 31, 2024. Our Supervisory Board determines the exact number of members of our Management Board. The Supervisory Board may also appoint a chairperson or spokesperson of the Management Board. Dr. Christian Wojczewski has been appointed chairperson of the Management Board.

Our Supervisory Board appoints the members of our Management Board for a term of up to five years. However, new members of the Management Board are appointed for a term of up to three years. They are eligible for re-appointment or extension after the completion of their term in office or at the earliest one year prior to expiration of their term in office, in each case again for up to an additional five years. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of the Management Board may be dismissed with good cause prior to the completion of his or her term. Members of the Management Board have accepted no more than three supervisory board positions with other companies. Following the resignation of Dr Werner Lanthaler as Chief Executive Officer on January 3, 2024, Dr Mario Polywka was assigned from the Supervisory Board to the Management Board and appointed as interim CEO for up to twelve months. On July 1, 2024, Dr Christian Wojczewski joined Evotec as Chief Executive Officer and Chairman of the Management Board. Furthermore, Aurélie Dalbiez joined Evotec as Chief People Officer and Member of the Management Board on June 15, 2024. Dr Matthias Evers left the company with effect from September 30, 2024. Dr Craig Johnstone also left the company with effect from December 31, 2024.

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

As of December 31, 2024, we employed 4,827 individuals worldwide (December 31, 2023: 5,061; December 31, 2022: 4,952). In 2024, temporary employees represented 1.8% of our workforce. At the end of the reporting year, we had employees representing 88 different nationalities compared to 93 in 2023. In 2024, a total of 3,321 employees were engaged in our Shared R&D segment, 588 in the Just – Evotec Biologics segment, and 918 in sales and enabling functions.

Heads as of December 31,	2024	2023
Austria	4	44
France	1,057	1,056
Germany	1,257	1,319
Italy	876	926
Singapore	—	1
United Kingdom	929	1,049
United States of America	704	666
Grand Total	4,827	5,061

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

Share Ownership of Managing and Supervisory Directors’

Shares, SPA’s, RSA’s as of December 31, 2024

			(thereof,
			restricted
			Shares	Out - standing	Granted	Out - standing	Granted
			from STI	Shares from	unvested	Shares from	unvested
	Shares		Payout)	vested SPA‘s	SPA’s (total)	vested RSA‘s	RSA’s (total)
Management Board
Dr Christian Wojczewski	50,000		—	—	—	—	—
Enno Spillner	64,178				49,946
Dr. Cord Dohrmann	191,084		10,679	—	102,917	—	29,851
Dr. Craig Johnstone	31,844		—	—	87,199	—	34,980
Aurelie Dalbiez	3,500		—	—	—	—	—
Laetitia Rouxel			9,128	—	—	—	—
Supervisory Board
Prof. Dr. Iris Löw-Friedrich	15,000			—	—	—	—
Camilla Macapili Languille				—	—	—	—
Roland Sackers				—	—	—	—
Wesley Wheeler	3,188	*		—	—	—	—
Dr. Constanze Ulmer-Eilfort				—	—	—	—
Dr Duncan McHale				—	—	—	—

*Wesley Wheeler acquired 6,375 ADRs, each representing one-half of one ordinary share, no par value per share, A detailed description of the SPA and share option plans granted to members of our Management Board and Supervisory Board can be found in the Notes (sections 2 and 21). All shares outstanding have the same voting rights.

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. Under the Remuneration system 2021 that applied until the AGM 2022, the Management Board remuneration comprised both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017 and Restricted Share Plan 2020), which were approved by the AGMs in 2017 and 2022. Payments for these components depend on achieving defined financial targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped. When the new Remuneration system 2022 took effect, the link to Company performance and sustainable Company growth described above was maintained, but the Restricted Share Plan 2020 is no longer part of the long-term remuneration component. The bonus policy was also modified.

F.Disclosure of a registrants’ action to recover erroneously awarded compensation.

Not Applicable

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table presents information, as of December 31, 2024, regarding the beneficial ownership of our ordinary shares:

●	Each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares,
●	Each member of our Supervisory Board.
●	Each member of our Management Board; and
●	All members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

On May 1, 2024, T. Rowe Price International Stock Fund, Baltimore, Maryland, United States of America (U.S.) disclosed pursuant to Section 33 of the Wertpapierhandelsgesetz (“WpHG”) that 9.94% of the voting rights of the Company were held as of April 29, 2024.

On October 22, 2024, T. Rowe Price International Stock Fund, Baltimore, Maryland, United States of America (U.S.) disclosed pursuant to Section 33 of the WpHG that 4.40% of the voting rights of the Company were held as of October 18, 2024.

On October 30, 2024, T. Rowe Price International Stock Fund, Baltimore, Maryland, United States of America (U.S.) disclosed pursuant to Section 33 of the WpHG that 2.98% of the voting rights of the Company were held as of October 25, 2024.

On November 7, 2024, Triton GP HoldCo SARL, Luxembourg, Luxembourg disclosed pursuant to Section 33 of the WpHG that 7.16% of the voting rights of the Company were held as of November 5, 2024.

The percentage of outstanding ordinary shares is computed based on 177,553,456 ordinary shares outstanding as of December 31, 2024, and 167,415 shares were held in treasury.

Except as otherwise indicated in the table below, the address for each beneficial owner is Essener Bogen 7, 22419 Hamburg, Germany.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares		Percentage of Class
5% Beneficial Owner:
Triton GP HoldCo SARL (1)	17,730,913		9.99%
Novo Holdings A/S (2)	14,931,858		8.4%
Mubadala Investment Company (3)	11,481,502		6.6%
Management Board and Supervisory Board:
Dr. Christian Wojczewski	50,000		*
Enno Spillner	64,178
Aurélie Dalbiez	3,500
Dr. Cord Dohrmann	191,084		*
Dr. Craig Johnstone	31,844		*
Laetitia Rouxel	9,128
Prof. Dr. Iris Löw-Friedrich	15,000		—
Camilla Macapili Languille	—		—
Dr. Duncan McHale	—		—
Wesley Wheeler	3,188	(4)	—
Roland Sackers	—		—
Dr. Constanze Ulmer-Eilfort	—		—
All Management Board and Supervisory Board members as a group (12 persons)	351,066		*

* Less than one percent.

(1)	Calculated based on 177,533,384 Ordinary Shares (as defined below) registered as of June 30, 2024, as disclosed in the Issuer’s (as defined below) Current Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on August 14, 2024..
(2)	Consists of 14,931,858 ordinary shares held by Novo Holdings A/S, Denmark, as reported on the 13G filed with the SEC on February 14, 2024. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(3)	Consists of 11,481,502.5 ordinary shares held by ATIC Second International Investment Company LLC, Abu Dhabi. Mubadala Investment Company PJSC (“MIC”) is wholly owned by the Government of Abu Dhabi. Investment decisions are taken independently of the Government of Abu Dhabi by the board of directors of MIC, as reported on the 13D filed with the SEC on November 16, 2021. The business address of MIC is Mamoura A Building, Muroor Street, P.O. Box 45005, Abu Dhabi, United Arab Emirates.
(4)	Wesley Wheeler acquired 6,375 ADR’s, each representing one-half of one ordinary share, no par value per share,

Management is not aware of any restriction of the voting rights or the right to transfer. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Holdings by U.S. Shareholders

As of December 31, 2024, 18.75% of our outstanding ordinary shares (including shares in the form of ADSs) were held by 55 U.S. record holders.

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

Share Capital

As of December 31, 2024 we have share capital, part of which is yet to be registered in the commercial register (Handelsregister), in the amount of €177,553,456.00, which is divided into 177,553,456 no-par value bearer shares (Inhaberaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00. Each issued ordinary share is fully paid.

Changes in Our Share Capital During the Last Fiscal Years

Since January 1, 2024, and until December 31, 2024 our share capital has changed as follows:

●	Due to the utilization of our conditional capital created by resolutions on June 14, 2017, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2023 by issuing a total of 233,083 shares.
●	By resolution of the AGM on June 22, 2022, the Company’s Management Board was authorized until June 21, 2025, subject to Supervisory Board consent, to increase the Company’s share capital by up to € 35,321,639.00 by issuing a total of up to 35,321,639 new no-par value ordinary bearer shares against cash capital contributions and/or non-cash capital contributions on one or more occasions (Authorized Capital 2022).
●	With the cancellation of the existing authorization of the Management Board regarding the Authorized Capital 2022 the AGM 2024 authorized the Management Board, with the approval of the Supervisory Board, until June 9, 2029 to increase the Company’s share capital by up to € 35.437.147.00 by issuing a total of up to 35.437.147.00 new no-par-value ordinary bearer shares against cash capital contributions and/or non-cash capital contributions on one or more occasions.
●	Accordingly, the Company’s share capital is increased contingently by up to € 35,437.147.00 by the issue of up to 35,437,147 new ordinary no par bearer shares, with each share representing € 1.00 of share capital. The contingent capital increase serves to grant bearer shares to holders or creditors of convertible bonds and/or warrant-linked bonds and/or profit-linked bonds (or combinations of these instruments) that are issued for subscription in cash by Evotec SE or its direct or indirect invested companies on the basis of the authorization passed by the AGM 2024 under agenda item 6, and include a conversion right, a warrant or a conversion obligation for new bearer Company shares.

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

Conditional Capital

Pursuant to § 5(6) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €1,200,000.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of RSA based on the Restricted Share Plan 2020 make use of their right to subscribe for new shares in the Company. In 2024, no conditional capital pursuant to § 5(6) of our Articles of Association (Satzung) was used.

Pursuant to § 5(7) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €6,000,000.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of SPAs based on the Share Performance Plan 2022 make use of their right to subscribe for new shares in the Company. In 2024, no conditional capital pursuant to § 5(7) of our Articles of Association (Satzung) was used.

Pursuant to § 5(10) of our Articles of Association (Satzung), our share capital is conditionally increased by up to € 35,390,530.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to issue shares to the owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments) that grant a conversion or option right to new no par value shares or designate a conversion obligation against cash contribution, issued by us or our directly or indirectly associated companies. In 2024, no conditional capital pursuant to § 5(10) of our Articles of Association (Satzung) was used.

Pursuant to § 5(11) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €378,224.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of SPA based on the Share Performance Plan 2015 make use of their right to subscribe for new shares in the Company. In 2024, no conditional capital pursuant to § 5(11) of our Articles of Association (Satzung) was used.

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

There are currently no legal restrictions in the Federal Republic of Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances and connection with economic sanctions restrictions relating to certain areas, entities or persons because of applicable resolutions adopted by the United Nations and regulations and other legal provisions adopted by the EU.

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

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which, for example, are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this annual report. These laws are subject to change, possibly with retroactive effect. For example, certain member states of the EU are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, when introduced, may also be applicable on sales and/or transfer of ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this discussion.

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

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances. In particular, because our group currently includes U.S. subsidiaries, (i.e., Evotec (US), Inc. and Just - Evotec Biologics Inc.) and therefore under current law our foreign subsidiaries are treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our capital stock, directly or through ADSs, (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our ADSs.

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

Passive Foreign Investment Company (“PFIC”) Considerations

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to the composition of our income and assets, including the implied value (based on our market capitalization) of our assets that produce non-passive income during 2024, we do not believe that we were a PFIC for our 2024 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we or any of our subsidiaries will be a PFIC in 2024 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that may generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income, if any, may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in 2024 or any taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold the ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury Regulations with respect to its ADSs.

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

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These final Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2024 or any future year. You should consult your tax advisor regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

F.	Dividends and paying agents.

Not applicable.

G.	Statements by experts.

Not applicable.

H.	Documents on display.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders

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

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key information — Risk factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Foreign Exchange Risk

We operate via our Euro zone companies, mainly in Germany, Italy, France, and Austria, but we also conduct business in the United Kingdom and the United States. Our consolidated financial statements are reported in Euros. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities and we carry both translational and transactional foreign exchange risk. We generate a significant portion of our revenue and incur a significant portion of our expenses in certain non-Euro currencies, mainly U.S. dollars and pound sterling. We hold our deposits primarily in three major operating currencies (Euro, U.S. dollars and pound sterling). For the year ended December 31, 2024, 62% and 10% of our revenue and 31% and 18% our cost of revenue was in U.S. dollars and pound sterling, respectively compared to 65% and 11% our revenue and 28% and 20% our cost of revenue was in U.S. dollars and pound sterling, respectively for the year ended December 31, 2023.

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

Gains or losses resulting from translating foreign functional currency financial statements are recognized in other comprehensive income and realized through P&L on termination of the respective position.

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

The Group is exposed to interest rate risk through variable interest - bearing loans. These interest rate risks are considered immaterial.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. Our approach to managing liquidity is to ensure, as far as possible, that we will always have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet their contractual obligations. Our credit risk arises primarily from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. We attempt to limit our exposure to credit risk by maintaining our bank accounts and short-term deposits with well-established financial institutions. For our credit exposure to customers, we perform ongoing credit evaluations of our customers’ financial condition and maintain an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. Our accounts receivables are generally unsecured and are not backed by collateral from our customers. As of December 31, 2024, and December 31, 2023, one customer accounted for 9% and 6% of our trade receivables, respectively. Concentrations of credit risk with respect to trade accounts receivables are generally limited by geographically diverse customers as well as industry -group wise differentiated customers (pharma, biotech, foundations),and our monitoring procedures.

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

On November 3, 2021, our registration statement on Form F-1 (File No. 333-260143), as amended, was declared effective by the SEC for our initial public offering of our ADSs, each representing one-half of one ordinary share, no par value per share, pursuant to which we offered and sold a total of 22,995,000 of our ADSs, at a public offering price of $21.75 per share. Morgan Stanley and Bank of America (“BofA”) Securities acted as lead joint book-running managers for the offering. The offering began on November 3, 2021, and was completed on November 8, 2021.

There has been no significant change in the planned use of proceeds from our initial public offering as described in our prospectus dated November 3, 2021, and filed with the SEC on November 3, 2021. The proceeds were used as follows:

●	approximately $100.0 million to expand our biologics manufacturing capacity in the United States at the existing J.POD facility in Redmond, Washington by fully building out the facility to three production trains and six production bioreactors and to continue to advance our end-to-end continuous biologics manufacturing technologies.
●	approximately $175.0 million for building additional J.POD capacity in Toulouse, France.
●	approximately $35.0 million for expanding our precision medicine platform, which includes the expansion of our iPSC technology platform through building new capacities in Hamburg, Germany, expanding our PanOmics/ PanHunter platforms to broaden access to patient derived samples and disease relevant data as well as expanding our capabilities to analyze the growing amount of data that is core to our business model.
●	approximately $115.0 million for unpartnered R&D to accelerate pipeline activities. We expect that the funds would support investments for the development of additional new programs, which could be further explored with partners in future; and
●	approximately $80.0 million to expand our portfolio of investments through investments in new companies and participation in future financing rounds of our existing portfolio companies.

Item 15.               Controls and Procedures.

A.	Disclosure Controls and Procedures.

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

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Our management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, the end of the period covered by this annual report. Based upon that evaluation, and because of the material weaknesses described below and our inability to provide required financial information in a timely manner, management concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective at the reasonable assurance level.

Notwithstanding the material weaknesses described in Management’s Report on Internal Control over Financial Reporting, our management has concluded that our financial statements for the periods covered by and included in this annual report are prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”) and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

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

Under the supervision and with the participation of our CEO and CFO, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024, because of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weaknesses Identified

As of December 31, 2024, we did not maintain appropriately designed controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. We identified a material weakness in our internal control over financial reporting related to revenue recognition. Furthermore, we did not design and maintain effective controls related to the review and approval of manual journal entries. Specifically certain journal entries were prepared and posted without sufficient documentation and adequate review. In addition, we did not fully maintain effective controls over the accounting assessment of complex and non-standard accounting matters and associated presentation and disclosures.

Remediation Activities and Plans

Management is committed to remediating the material weaknesses in a timely fashion. As of the reporting date, we have already executed several measures and are actively progressing with additional enhancements over the control, process and tool implementations as outlined in our comprehensive remediation plan. These actions will address the material weaknesses in internal control over financial reporting. The remediation plan considers the following measures:

●	We have launched a project aimed at thoroughly harmonizing and automating the end-to-end order-to-cash process, encompassing the identification and remediation of challenges associated with revenue recognition;
●	In the 2024 financial year, we automated the approval process for manual postings in our ERP system through a workflow that adheres to the four-eyes principle and segregation of duties. This workflow requires attaching appropriate documentation in compliance with SOX requirements, serving as evidence for the approver. Documentation standards have been established in a policy, communicated, and reinforced through training for control personnel. A material weakness arose because some manual postings lacked SOX-compliant documentation and sufficient review on completeness and accuracy of underlying evidence. To address this, we will enhance training, expand the existing policy, and further automate processes to minimize manual postings and reduce inherent risks.
●	For analyzing and assessing the recoverability of deferred taxes, our control mechanisms require the involvement of external experts, whose findings are reviewed and evaluated internally. The final assessment resulted in a material adjustment, which management corrected before publishing the company’s 2024 consolidated financial statements. To enhance this process, we have developed improvement measures that establish clear criteria for impairment assessment, formalized in internal tax accounting policies and subject to audit.

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

Remediation of Previously Identified Material Weaknesses

In connection with the preparation and audit of our consolidated financial statements for the financial year ended December 31, 2023, we previously identified a material weakness related to inadequate data and access management controls (including Segregation of duties), foreign exchange rates in the accounting system, completeness and existence of fixed assets, segment reporting and valuation of equity instruments and associated convertible loans and controls over IT system access management. The implementation of an adapted process in our ERP system enabled us to create a control design that could eliminate the material weaknesses for segregation of duties and foreign exchanges rates in the 2024 financial year.:

●	With go live date mid-April 2024, we implemented a global rights and roles concept to streamline ERP access management across our organization. These included adjusted approval rules, standardized roles and permissions aligned with job functions, reducing the likelihood of conflicting access rights.
●	With go live date mid-April 2024, we implemented a daily FX upload check to verify the accuracy and completeness of FX data recorded in our systems. This included automated alerts for discrepancies or irregularities. We conducted a comprehensive review of default exchange rates used in our systems for FX transactions and implemented adjustments to default exchange rates if necessary. Our ERP system ensures restriction over the changes to authorized personnel with appropriate approvals.

Beginning of 2024 automated processes for handling new users and deactivations in our OT system that were in place before the cyberattack have been reinstated. In addition we improved the control design and control frequency to ensure completeness and existence of fixed assets, a proper disclosure of our segment reporting and an adequate valuation of equity instruments and associated convertible loans. We concluded these material weaknesses were remediated as of December 31, 2024.

While we are implementing the measures required to fully remediate the material weaknesses, we cannot predict the success of such measures or the outcome of our assessment of these measures at this time, and we cannot assure you that we will be able to fully remediate our material weakness in the future. See “Item 3. Key Information — D. Risk factors — Risks Related to Our Business“.

C.Attestation report of the registered public accounting firm.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by BDO AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. BDO AG Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

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

Our Board of directors has determined that Roland Sackers is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Roland Sackers is not only independent and has the required specialist knowledge and experience in the application of accounting principles and internal control processes and the audit, including sustainability reporting and its audit and assurance. Roland Sackers’ expertise in the field of accounting includes special knowledge and experience in the application of accounting principles and internal control and risk management systems, and his expertise in the field of auditing includes special knowledge and experience in the auditing of financial statements. In addition, Camilla Macapili Languille has expertise in the field of accounting, internal control, and risk management systems. The Company has determined that Roland Sackers, Camilla Macapili Languille and Dr. Constanze Ulmer-Eilfort are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market. For more information see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Committees — Audit Committee.”

Item 16B.             Code of Ethics.

We have adopted a Code of Ethics and Business Conduct, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. The Code of Ethics and Business Conduct applies to all our Supervisory Board members, Management Board members, directors of our subsidiaries and our affiliates and employees. The full text of the Code of Ethics and Business Conduct is available on our website at www.evotec.com. The information and other content appearing on our website does not constitute a part of this annual report and is not incorporated by reference herein. Any amendments or waivers from the provisions of the Code of Ethics and Business Conduct for members of our Supervisory or Management Boards will be disclosed on our website promptly following the date of such amendment or waiver.

Our Code of Ethics and Business Conduct also includes our policy on conflicts of interest and sets forth guidelines for employee conduct which are intended to prevent actual or perceived conflicts of interest. Under our conflicts of interest policy, employees are directed to avoid situations in which they are directly or indirectly involved in, linked to, or draw personal gain from external business activities if those activities are in any way linked to the activities of Evotec. Additionally, employees may not make use of, disclose, or share any company information that is not in the public domain or do any transactions with stock of the Company based on insider knowledge. These prohibitions also apply to the family members and close friends of employees.

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

Item 16C.            Principal Accountant Fees and Services.

For information regarding the Principal Accountant Fees and Services, see note (20) Auditor’s remuneration in the notes to consolidated financial statements for the financial year 2024.

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

Item 16I.             Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.              Insider trading policies.

Our insider trading policy, as contemplated by Item 16J. of Form 20-F, is included as an exhibit to this annual report.

Item 16K.              Cybersecurity.

Risk management and strategy

The cyber risk management process is an essential process within the information security management system (“ISMS”) of Evotec. The ISMS is a framework of policies and controls that manage information security and risk systematically and across the Company and is aligned with the baselines of ISO 27001, an international framework for information security. Information security risk management is incorporated into Evotec’s enterprise risk management system alongside other Company risks, all of which are overseen by the Company’s Supervisory Board. Cybersecurity risks are identified and evaluated by the Infosec team, reviewed, and approved by the management board and reported on to the Supervisory Board as part of the annual management review of company risks.

As previously disclosed, on April 6, 2023, Evotec was the victim of a ransomware incident that impacted our operations. The incident resulted in loss of sales and increased operating expenses related to response and recovery. The incident materially affected the Company, including our business strategy, results of operations, and financial condition. We have incurred costs resulting from the incident as we set up a new IT environment, and have incurred other recovery costs, and expect, due to the scope of the recovery and improvement activities, to continue incurring such costs. There is no guarantee that the risks from that incident or any future cybersecurity incident will not materially adversely affect Evotec in the future. For additional information about Evotec’s cybersecurity risks and the incident experienced in 2023, see Item 3 and Item 5 of this report. The Company has implemented the first iteration of a new and more secure IT environment, utilizing the guidance of expert third parties to consult on recommended security solutions and IT components. The migration of all IT-supported business processes into this new environment, as well as the continuous maintenance and improvement of the new environment remain constant priorities for the Company. The cyber incident has ultimately led to cybersecurity being given an even higher strategic and operational importance and greater financial resources.

In addition to implementing a new and secure IT environment, Evotec has processes in place to identify, analyze, and evaluate risks from cybersecurity threats.

Risk assessments are performed at least annually, focusing on the probability and potential impact of cybersecurity risks. Interim risk assessments are performed on a continual basis as needed, including but not limited to:

•	when new / emerging threats are identified.
•	when changes to existing IT systems are introduced.
•	within the specification of requirements for the acquisition, development, integration and deployment of new IT applications or appointment of new IT service suppliers (e.g., software as a service).
•	the occurrence of a cybersecurity incident; and
•	after the analysis of vulnerability assessment results, penetration test results and audits.

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

Governance

The Security Board, comprised of members of management, the Senior Vice President (“SVP”) Head of Global Information Security acting as the CISO (an interim Head of Global Information Security was engaged till May 2024) and the EVP Global Head of Information Technology & Data, is the security committee which discusses, decides, and addresses risks as part of the IT environment reconstruction project. The Security Board was launched due to the cyberattack in 2023. In 2024 the Security Board’s scope was further expanded to cover all cybersecurity risks and related projects.

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

Both the current CISO, employed since May 2024, and the interim CISO each have more than 10 years of professional experience in cyber and information security, including information risk management.

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

4.14†	Finance contract between the European Investment Bank and Evotec SE, dated December 29, 2022, as amended on February 10, 2023(1).

4.15

U.S. Restricted Share Unit Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement (File No. 333-272285), initially filed with the SEC on May 30, 2023.

4.16

Form of U.S. Restricted Share Unit Plan Award Agreement, as amended, incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement (File No. 333-272285), initially filed with the SEC on May 30, 2023.

4.17†	Senior Revolving Facility Agreement, dated July 30, 2024(1).

8.1*	List of Subsidiaries.

10.1	Clawback policy(1)

11.1*	Group Policy on insider Information

12.1*	Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm BDO.

101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101*	Inline XBRL Calculation Linkbase Document.

101*	Inline XBRL Definition Linkbase Document.

101*	Inline XBRL Labels Linkbase Document.

101*	Inline XBRL Presentation Linkbase Document.

104*	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, has been formatted in Inline XBRL

*Filed herewith.

†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.
(1)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on August 14, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Evotec SE

		By:	/s/ Christian Wojczewski
Christian Wojczewski, CEO

/s/ Paul Hitchin
Paul Hitchin, CFO

Date:	April 17, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board

Evotec SE, Hamburg, Germany

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Evotec SE (the “Company”) as of December 31, 2024 and 2023, the related consolidated income statements and statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 14, 2025 expressed an adverse opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of goodwill

As described in Note (9) to the consolidated financial statements, goodwill amounted to € 282.9 million (14.8 % of the consolidated total assets or 29.7 % of the consolidated equity) as of December 31, 2024. Cash-generating units with allocated goodwill are subject to impairment testing by the Company at least once a year and additionally if there are indications of impairment. The valuation is carried out using a discounted cash flow method. If the carrying amount of a cash-generating unit is higher than its recoverable amount, an impairment loss is recognized in the amount of the difference. For the year ended December 31, 2024, no impairment of goodwill was recognized.

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

Revenue recognition from Complex contracts with customers

The Company’s revenues amounted to € 797.0 million in 2024. As described in Notes (2) and (4) to the consolidated financial statements, a significant portion of the Evotec Group’s revenues is attributable to complex contracts with customers that contain multiple performance obligations, some of which require revenue recognition over time. Some contracts contain variable transaction prices, which are dependent on the achievement of a specific success in clinical development. In case of performance obligations recognized over time, revenue is mainly measured on the basis of progress towards complete fulfillment. The progress of completion is generally measured on an input basis. To determine the input-based progress, the Company primarily uses the ratio between the number of full-time equivalents (FTEs) deployed and the total planned FTEs per performance obligation.

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

Valuation of unlisted equity Investments

As described in Note (15) to the consolidated financial statements, unlisted equity investments amounted to € 32.0 million at December 31, 2024. The investments in early-stage companies are mainly of a strategic nature and are made for the purpose of promoting new business models and, in particular, the development of products and/or technology platforms in pharmaceutical research. These investments are accounted for as financial assets at fair value through profit or loss unless the Company makes use of the option to measure them at fair value through other comprehensive income upon acquisition. Since there are no observable stock market prices available, the fair value is derived from external financing rounds or capital transactions with new investors, or in the absence of these, the Company uses qualitative factors such as scientific progress and assesses the liquidity situation to assist in determining the valuation. If the development is promising, the acquisition costs are assumed to be the best possible estimate of the fair value. If the investment has a possible going concern risk and there are no other promising factors, the Company assumes the carrying amount of the entity’s net asset value as the best estimate of the fair value.

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

We have served as the Company’s auditor since 2021.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

April 14, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board

Evotec SE

Hamburg, Germany

Opinion on Internal Control over Financial Reporting

We have audited Evotec SE’s (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of Evotec SE as of December 31, 2024 and 2023, the related consolidated income statements and statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as “the consolidated financial statements”) and our report dated April 14, 2025 expressed an unqualified opinion thereon.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As of December 31, 2024 Evotec SE did not maintain appropriately designed controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements as identified and described in management’s assessment.

The material weaknesses identified relate to the lack of design and maintenance of effective controls over revenue recognition, over the review and approval of manual journal entries and over the accounting assessment of complex and non-standard accounting matters and associated presentation and disclosures.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 14, 2025 on those consolidated financial statements.

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

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

April 14, 2025

Evotec Group -

Consolidated income statement for the years ended December 31, 2024, 2023 and 2022.

	footnote
in k€ except share and per share data	reference	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenue	4	796,967	781,426	751,448
Cost of Revenue		(682,086)	(606,375)	(577,383)
Gross profit		114,881	175,051	174,065

Operating income (expenses)
Research and development	5	(50,857)	(68,529)	(76,642)
Selling, general and administrative	5	(188,201)	(169,610)	(156,190)
Other operating income	5	52,700	64,793	81,582
Other operating expenses	5	(16,116)	(44,202)	(1,965)
Impairments of intangible assets	9	—	(5,011)	—
Reorganization costs	5	(54,930)	—	—
Total operating income (expenses)		(257,403)	(222,558)	(153,215)
Operating income (loss)		(142,522)	(47,507)	20,850

Non-operating income (expense)
Gain (loss) on investment in financial instruments reevaluation	10	(38,513)	(9,143)	(172,159)
Share of profit (loss) and reevaluation of at-equity investments	11	(4,312)	(20,752)	(15,098)
Other financial income	10	2,435	9,263	8,336
Other financial expense	10	(11,699)	(11,739)	(13,150)
Other non-operating income (expense)	10	636	(714)	12,357
Gain from Bargain Purchase		—	—	4,908
Net Income (loss) before taxes		(193,977)	(80,593)	(153,957)
Income taxes	6	(2,102)	(3,320)	(21,698)
Net income (loss)		(196,078)	(83,913)	(175,655)

Weighted average shares outstanding		177,295,234	176,916,663	176,674,341
Net income per share (basic)		(1.11)	(0.47)	(0.99)
Net income per share (diluted)		(1.11)	(0.47)	(0.99)

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022.

	footnote	Year ended	Year ended	Year ended
in k€	reference	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss)		(196,078)	(83,913)	(175,655)

Accumulated other comprehensive income

Items which are not re-classified to the income statement
Remeasurement of defined benefit obligation	12	1,217	(51)	1,420
Revaluation of equity investments	10	(5,075)	(1,080)	(11,729)
Taxes	6	(316)	13	(357)

Items which have to be re-classified to the income statement at a later date
Foreign currency translation		23,127	(1,760)	(598)
Revaluation and disposal of other short-term investments		2,148	10,056	(13,500)
Taxes		2,193	(419)	—

Other comprehensive income (loss)		23,294	6,759	(24,764)
Total comprehensive income (loss)		(172,785)	(77,153)	(200,419)

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of financial position as of December 31, 2024 and December 31, 2023

in k€	footnote reference	as of December 31, 2024	as of December 31, 2023
Assets
Current assets:
Cash and cash equivalents	10	306,387	510,909
Investments	10	90,413	93,203
Trade and other receivables	7	116,319	98,396
Contract assets	4	46,034	25,000
Inventories	7	31,122	30,890
Current tax assets	6	41,879	80,659
Other current financial assets including derivatives	10	4,290	12,759
Prepaid expenses and other current assets	7	45,519	51,345
Total current assets		681,964	903,162

Non-current assets:
Non-current financial investments and other non-current financial assets	10	40,014	139,023
Investments in associates and Joint ventures	11	2,138	3,071
Property, plant and equipment	8	823,937	806,563
Intangible assets and Goodwill	9	309,295	291,089
Deferred tax assets	6	17,333	14,330
Non-current tax assets	6	34,357	94,393
Other non-current assets		3,464	837
Total non-current assets		1,230,538	1,349,306
Total assets		1,912,502	2,252,468

	footnote
in k€	reference	as of December 31, 2024	as of December 31, 2023
Liabilities and Stockholders’ Equity
Current liabilities:
Current financial liabilities	10, 14	50,795	149,096
Trade and other payables	7	85,792	134,319
Contract liabilities	4	106,599	97,587
Deferred income	7	3,216	10,268
Provisions	12,13	62,219	45,165
Current income tax liabilities		8,517	5,565
Other current liabilities	7	27,446	22,572
Total current liabilities		344,585	464,573

Non-current liabilities:
Non-current financial liabilities	10, 14	392,743	477,112
Deferred tax liabilities	6	14,516	18,137
Provisions	12,13	19,585	16,063
Contract liabilities	4	156,679	155,287
Deferred income	7	30,557	—
Other non-current liabilities		1,312	1,387
Total non-current liabilities		615,392	667,987

Stockholders’ equity:
Share capital	12,16	177,553	177,186
Additional paid in capital	12	1,454,688	1,449,654
Retained Earnings		(672,370)	(476,290)
Accumulated other comprehensive income		(7,347)	(30,643)
Total stockholders’ equity		952,525	1,119,908
Total liabilities and stockholders’ equity		1,912,502	2,252,468

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of cash flows for the years ended December 31, 2024, 2023 and 2022.

	footnote
in k€	reference	2024	2023	2022
Cash flows from operating activities
Net income (Loss)		(196,078)	(83,913)	(175,655)
Income tax expense	6	2,102	3,320	21,698
Depreciation and amortization	8, 9	101,618	92,979	83,196
Impairment of tangible and intangible assets	9	12,195	5,011	—
Equity settled share based payment transaction	12	5,035	9,630	9,919
Financial income and expenses	10	9,264	2,475	13,536
Share of loss (profit) and reevaluation of at-equity investments	11	4,312	20,752	15,098
Gain (loss) on investment in financial instruments reevaluation	10	39,546	9,143	172,159
Transactions costs and income related to acquisitions		—	—	(4,908)
Other non-cash items**		23,702	(114)	(16,017)
Loss on sale of investment of affiliated companies	5,13	8,648	—	—
Changes in net working capital	7	(68,207)	(9,944)	105,285
Taxes paid, net of refunds***	6	76,083	(12,902)	(18,500)
Net cash from operating activities		18,220	36,439	205,811

Cash flows from investing activities
Interest received		5,647	10,365	3,026
Purchase of property, plant and equipment	8	(117,468)	(213,321)	(181,354)
Proceeds from sale of property, plant and equipment	8	2,000	530	—
Purchase of intangible assets and capitalization of development expenditures	9	(14,769)	(2,677)	—
Acquisition of subsidiaries net of cash acquired		—	2,088	(20,859)
Divestment of affiliated companies, net of cash disposed	5,13	(11,503)	—	—
Purchase of investments in associated companies, other non-current investments and convertibles	10, 11	(15,083)	(23,644)	(62,959)
Proceeds from divestment /sale of investments in associated companies, other non-current investments and convertibles	10, 11	69,370	1,396	—
Purchase of current investments	10	(29,388)	(48,391)	(355,817)
Proceeds from sale of current investments	10	35,667	260,363	205,166
Proceeds from government grants		4,341	—	—
Net cash used in investing activities		(71,187)	(13,291)	(412,797)

Cash flows from financing activities
Interest paid		(5,920)	(12,853)	(5,731)
Proceeds from capital increase		—	—	355
Proceeds from loans	10	900	219,923	—
Transaction costs related to loans		(3,795)	—	—
Proceeds from the exercise of share options	12	368	219	344
Repayments of loans	10	(128,849)	(112,880)	(34,067)
Repayments of lease liabilities	10	(24,124)	(22,446)	(19,046)
Net cash from financing activities		(161,421)	71,963	(58,145)

Net increase (decrease) in cash equivalents		(214,388)	95,110	(265,131)
Cash and cash equivalents at January 1		510,909	415,155	699,326
Effects of revaluation and of movements in exchange rates on cash held		9,866	644	(19,040)
Cash and cash equivalents at December 31*		306,387	510,909	415,155

* incl. €12,931k (2023: €11,819k) of restricted cash

** Constitutes derivative revaluations, lease disposals, and allowances for doubtful accounts

*** incl. €62,233k (2023: €12,609k; 2022: €16,434k) of R&D tax credits received

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of changes in stockholders’ equity for the years ended December 31, 2024, 2023, and 2022.

					Income and expense recognised in
		Share capital			other comprehensive income
				Additional	Foreign			Total
	footnote			paid-in	currency	Revaluation	Retained	stockholders’
in k€ except share data	reference	Shares	Amount	capital	translation	reserve	Earnings	equity
Balance at January 1, 2022		176,608,195	176,608	1,430,136	(15,691)	3,053	(216,421)	1,377,685
Capital increase		—	—	—	—	—	—	—
Exercised stock options	12	344,458	345	—	—	—	—	345
Stock option plan	12	—	—	9,919	—	—	—	9,919
Transaction costs		—	—	(45)	—	—	—	(45)
Deferred and current tax on future deductible expenses		—	—	—	—	—	(301)	(301)
Other comprehensive income		—	—	—	(598)	(24,166)	—	(24,764)
Net income (loss) for the period		—	—	—	—	—	(175,655)	(175,655)
Total comprehensive income (loss)		—	—	—	(598)	(24,166)	(175,655)	(200,419)
Balance at December 31, 2022		176,952,653	176,953	1,440,010	(16,289)	(21,113)	(392,377)	1,187,184

Capital increase		—	—	—	—	—	—	—
Exercised stock options	12	233,083	233	—	—	—	—	233
Stock option plan	12	—	—	9,630	—	—	—	9,630
Transaction costs		—	—	14	—	—	—	14
Deferred and current tax on future deductible expenses		—	—	—	—	—	—	—
Other comprehensive income		—	—	—	(1,760)	8,519	—	6,759
Net income (loss) for the period		—	—	—	—	—	(83,913)	(83,913)
Total comprehensive income (loss)		—	—	—	(1,760)	8,519	(83,913)	(77,153)
Balance at December 31, 2023		177,185,736	177,186	1,449,654	(18,049)	(12,594)	(476,290)	1,119,908

Capital increase		—	—	—	—	—	—	—
Exercised stock options	12	367,720	368	—	—	—	—	368
Stock option plan	12	—	—	5,034	—	—	—	5,034
Transaction costs		—	—	—	—	—	—	—
Deferred and current tax on future deductible expenses		—	—	—	—	—	—	—
Other comprehensive income		—	—	—	23,127	167	—	23,294
Net income (loss) for the period		—	—	—	—	—	(196,078)	(196,078)
Total comprehensive income (loss)		—	—	—	23,127	167	(196,078)	(172,785)
Balance at December 31, 2024		177,553,456	177,553	1,454,688	5,078	(12,427)	(672,370)	952,525

See accompanying notes to consolidated financial statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(1) Business description and basis of presentation

Evotec SE, including its affiliates and subsidiaries (“Evotec”, The “Group” or the “Company”), is a drug discovery and development company, continuously driving innovative approaches to develop new pharmaceutical products through discovery alliances and development partnerships with leading pharma and biotechnology companies as well as academic institutions, patient advocacy groups and venture capital partners.

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

The Management Board prepared the consolidated financial statements for the financial year 2024 on April 14, 2025, and will subsequently submit them to the Supervisory Board for review and approval at a meeting on April 14, 2025. With reference to Section §264 (3) of the German Commercial Code, the subsidiary Evotec International GmbH does not prepare a management report (Section §289 of the German Commercial Code).

(2) Material accounting policies

The material accounting policies applied in the preparation of these Consolidated Financial Statements are set out below or in the respective note. These policies have been consistently applied to all the years presented, unless otherwise stated.

- Basis of preparation -

The consolidated financial statements cover the twelve-month periods ended December 31, 2024, 2023 and 2022.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of international accounting standards, Evotec has presented its consolidated financial statements in accordance with IFRS since 2005. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (SIC and IFRIC) with mandatory application as of January 1, 2024. The consolidated financial statements of Evotec as of December 31, 2024 have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU as of December 31, 2024.

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

Additional requirements of Section §315e (1) of the German Commercial Code (HGB) have been applied in accordance with the version endorsed at the end of the reporting period.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

The areas where the most significant judgements and estimates are made relate to the following areas:

Judgement:

●	Revenue recognition, determination of performance obligations and allocation of consideration as well as determination of advancement for over time performance obligations;
●	Determination of the lease term and more specifically the assessment whether a lease option to extend or cancel a lease in which the Group is a lessee is reasonably certain to be exercised or not;
●	Likelihood of occurrence of provisions, uncertain tax positions and contingent liabilities;
●	Impairment analyses in relation with goodwill and intangible assets are performed annually as well as the determination of whether the carrying value exceeds the recoverable amount whenever a triggering event occurs. These analyses are generally based on estimates of discounted future cash flows;
●	Determination of the fair values of Level 3 financial assets where significant inputs of the fair value measurement are not based on observable market data;
●	Determination of marketing approval from regulatory authorities as a requirement for internally developed intangible capitalization;
●	Determination of the recoverability of deferred tax assets;
●	Identification of contingent liabilities and onerous contracts

Estimates:

●	Assessment of the recoverable amount of goodwill and intangible assets;
●	Measurement of the recoverability of deferred tax assets;
●	Determination of fair values of acquired identifiable intangible assets as part of a business combination;
●	Determination of budgeted FTE rates in the assessment of percentage of completion in relation with revenue recognition

The Group considers the potential impact of climate related matters in estimates and assumptions, where appropriate, and monitors relevant changes and developments, including changes in legislation which may affect the fair value of financial assets and liabilities in the Consolidated Financial statements especially but not limited to deferred tax assets recoverability, useful life of tangibles and intangibles and provisions.

Even though climate-related matters increase the uncertainty in estimates and assumptions, as of December 31, 2024 the Group does not believe that the impact of climate related matters would be material to the Consolidated Financial Statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

For further discussion of these significant judgements and estimates, reference is made to the respective Accounting Policies and Notes within these Consolidated Financial Statements that relate to the above topics.

- Basis of consolidation -

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

Foreign currency transactions

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

- Application of standards; amendments and interpretations-

The following amendments became effective as at January 1, 2024:

●	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback Transaction (January 1, 2024)
●	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (including the amendment to IAS 1 - Classification of Liabilities as Current or Non-current - Deferral of Effective Date issued in July 2020) (January 1, 2024)
●	Amendments to IAS 1 - Non-current Liabilities with Covenants (January 1, 2024)
●	Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (January 1, 2024)

None of those amendments had a significant impact on the Group’s consolidated financial statements for the 12 months period ended December 31, 2024.

The following amendments will become effective after January 1, 2025, however, may be early adopted:

●	Amendments to IAS 21 - Lack of Exchangeability (January 1, 2025)
●	Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (January 1, 2026)
●	Amendments to IFRS 9 and IFRS 7 - Power Purchase Agreements (January 1, 2026)
●	IFRS 18 - Presentation and Disclosures in Financial Statements (January 1, 2027)

Evotec has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective in these consolidated financial statements.

IFRS 18 is expected to change the presentation of the Income statement and to differentiate between earnings from operating activities, investment activities and financing activities. IFRS 18 will also add additional disclosures but will not change any accounting policies on recognition and measurement, hence it will not change reported net results. Apart from that, none of those amendments are expected to have a significant impact on the Group´s consolidated financial statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(3) Segment information

In 2024, the Management Board made the decision to update the reportable segments to better steer the business and to reflect the underlying trends, evolutions and activities of the various business areas the Group is involved in. The Group believes that the two new reportable segments, Shared R&D and Just – Evotec Biologics, represent fairly and provide better information to external stakeholders on how resources are allocated and allow better management of the Group’s overall performance. See below for description of the types of products and services from which each reportable segment derives its revenues. Products and services from both reportable segments are available to our partners on a fee-for-service and/or FTE-rates-based model as well as through arrangements that involve milestones and royalties. Due to the introduction of new reportable segments in 2024, 2023 and 2022 segment information has been restated accordingly.

Shared R&D primarily includes drug discovery and development services and solutions. It starts with sourcing novel treatment ideas derived from patient data and continues with target validation and lead optimization. In the subsequent development phase selected candidates can seamlessly transition to Investigational New Drug ‘IND’ application.

Just – Evotec Biologics provides services related to designing, discovering, developing, and manufacturing of modern bio-therapeutics. Further Just – Evotec Biologics provides services in the areas of antibody molecular optimization, first-in-human integrated biologics, product and process design, continuous bioprocessing platforms, and commercial biomanufacturing.

Management does not allocate assets and liabilities to segments. The assessment of the individual operating segments is based on revenues and operating income (loss). Intersegment revenues are valued with a price comparable to other third-party revenues. Corporate activities are allocated based on internally defined allocation keys, primarily based on revenue.

The segment information for the financial year 2024 is as follows:

	Shared	Just - Evotec	Elimination between	Evotec
In k€	R&D	Biologics	the segments	Group
Revenues*	611,394	185,573	—	796,967
Intersegment revenues	160	1,049	(1,208)	—
Cost of revenue	(509,361)	(173,068)	344	(682,086)
Gross profit	102,192	13,553	(865)	114,881
Operating income and (expenses)
Research and development cost	(51,146)	(576)	865	(50,857)
Selling, general and administrative cost	(158,915)	(29,286)	—	(188,201)
Impairment/Reversal of impairment of intangible assets	—	—	—	—
Other operating income	49,802	2,899	—	52,700
Other operating expenses	(13,924)	(2,192)	—	(16,116)
Reorganization costs	(54,179)	(751)	—	(54,930)
Total operating income and (expenses)	(228,362)	(29,906)	865	(257,403)
Operating income (loss)	(126,170)	(16,353)	—	(142,522)

*Includes Revenue from contributions of €14,450k

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The segment information for the financial year 2023 is as follows:

	Shared	Just - Evotec	Elimination between	Evotec
In k€	R&D	Biologics	the segments	Group
Revenues*	672,977	108,449	—	781,426
Intersegment revenues	—	—	—	—
Cost of revenue	(492,674)	(113,701)	—	(606,375)
Gross profit	180,303	(5,252)	—	175,051
Operating income and (expenses)
Research and development cost	(68,529)	—	—	(68,529)
Selling, general and administrative cost	(143,167)	(26,442)	—	(169,610)
Impairment/Reversal of impairment of intangible assets	108	(5,119)	—	(5,011)
Other operating income	62,524	2,269	—	64,793
Other operating expenses	(39,361)	(4,841)	—	(44,202)
Reorganization costs	—	—	—	—
Total operating income and (expenses)	(188,425)	(34,133)	—	(222,558)
Operating income (loss)	(8,122)	(39,385)	—	(47,507)

*Includes Revenue from contributions of €9,417k

The segment information for the financial year 2022 is as follows:

	Shared	Just - Evotec	Elimination between	Evotec
In k€	R&D	Biologics	the segments	Group
Revenues*	702,020	49,428	—	751,448
Intersegment revenues	—	—	—	—
Cost of revenue	(482,704)	(94,679)	—	(577,383)
Gross profit	219,316	(45,252)	—	174,065
Operating income and (expenses)
Research and development cost	(76,635)	(7)	—	(76,642)
Selling, general and administrative cost	(135,071)	(21,119)	—	(156,190)
Impairment/Reversal of impairment of intangible assets	—	—	—	—
Other operating income	78,242	3,340	—	81,582
Other operating expenses	(1,965)	—	—	(1,965)
Reorganization costs	—	—	—	—
Total operating income and (expenses)	(135,429)	(17,786)	—	(153,215)
Operating income (loss)	83,887	(63,037)	—	20,850

*Includes Revenue from contributions of €10,551k

Evotec Group

Notes to consolidated financial statements for the financial year 2024

- Geographical Breakdown-

The geographical breakdown of revenues from customers for the financial year 2024 is stated below:

		Just - Evotec
in k€	Shared R&D	Biologics	Evotec Group
Revenues by region
USA	354,124	91,735	445,859
Germany	32,904	—	32,904
France	19,910	—	19,910
United Kingdom	92,437	80	92,517
Switzerland	18,048	90,995	109,043
Rest of the world	81,662	621	82,283
Total revenue from contracts with customers	599,086	183,431	782,517
Revenue from contributions	12,308	2,142	14,450
Total Revenue	611,394	185,573	796,967

The geographical breakdown of revenues from customers for the financial year 2023 is stated below:

		Just - Evotec
in k€	Shared R&D	Biologics	Evotec Group
Revenues by region
USA	414,192	45,232	459,424
Germany	29,297	4,837	34,134
France	32,005	—	32,005
United Kingdom	86,368	—	86,368
Switzerland	7,500	57,424	64,924
Rest of the world	95,154	—	95,154
Total revenue from contracts with customers	664,516	107,493	772,009
Revenue from contributions	8,461	956	9,417
Total Revenue	672,977	108,449	781,426

The geographical breakdown of revenues from customers for the financial year 2022 is stated below:

		Just - Evotec
in k€	Shared R&D	Biologics	Evotec Group
Revenues by region
USA	365,522	42,232	407,754
Germany	58,604	291	58,895
France	32,274	—	32,274
United Kingdom	115,225	31	115,256
Switzerland	22	—	22
Rest of the world	124,108	2,588	126,696
Total revenue from contracts with customers	695,755	45,142	740,897
Revenue from contributions	6,265	4,286	10,551
Total Revenue	702,020	49,428	751,448

Evotec Group

Notes to consolidated financial statements for the financial year 2024

Revenue is allocated to regions according to the location of the head office of the external customer.

Non-current assets categorized by the location of the companies as of December 31, 2024 and December 31, 2023 can be analyzed as follows:

in k€	2024	2023
USA	257,861	221,195
United Kingdom	208,907	221,177
Italy	240,450	259,649
France	325,974	337,960
Germany	154,543	153,338
Austria	—	2,634
Total non-current assets	1,187,735	1,195,954

Non-current assets shown in this table comprise of fixed assets, intangible assets, goodwill, non-current tax receivables, other non-current assets as well as investments for which the equity-method is applied.

(4) Revenue

-Accounting Principles-

Revenue from contracts with customers

Revenue is recognized when the control over separable goods, services or research services is transferred to the customer, provided that a contract with enforceable rights and obligations exists and that collectability of consideration is probable. The Group assesses collectability based on a number of factors, including past transaction history with the customer and the customer’s creditworthiness.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The consideration allocated to each distinct performance obligation is recognized as revenue when control of the related goods or services is transferred. For performance obligations satisfied over time, the Group usually uses an FTE input-based method to determine the percentage of completion. In rare instances, the Group enters into performance obligations of providing a service of standing ready to provide goods or services.

Consideration associated with at-risk substantive performance milestones is recognized as revenue when it is highly probable that a significant reversal of the cumulative revenue recognized will not occur.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Revenue-

The following schedule entails detailed information about the Group’s revenues in the financial year 2024:

		Just - Evotec
in k€	Shared R&D	Biologics	Evotec Group
Revenues from contracts with customers
Fee for service and FTE-based research payments	553,963	183,431	737,394
Recharges*	38,578	—	38,578
Compound access fees	544	—	544
Milestone fees	2,871	—	2,871
Licenses	3,130	—	3,130
Total revenue from contracts with customers	599,086	183,431	782,517
Timing of revenue recognition
At a point in time	83,157	44,123	127,280
Over a period of time	515,929	139,308	655,237
Total revenue from contracts with customers	599,086	183,431	782,517
Revenue from contributions	12,308	2,142	14,450
Total Revenue	611,394	185,573	796,967

* Comprises of material re-charges to the customer

The following schedule entails detailed information about Group’s revenues in the financial year 2023:

		Just - Evotec
in k€	Shared R&D	Biologics	Evotec Group
Revenues from contracts with customers
Fee for service and FTE-based research payments	619,437	107,492	726,929
Recharges*	37,561	—	37,561
Compound access fees	2,059	—	2,059
Milestone fees	4,785	—	4,785
Licenses	674	1	675
Total revenue from contracts with customers	664,516	107,493	772,009
Timing of revenue recognition
At a point in time	42,345	46,242	88,587
Over a period of time	622,171	61,251	683,421
Total revenue from contracts with customers	664,516	107,493	772,009
Revenue from contributions	8,461	956	9,417
Total Revenue	672,977	108,449	781,426

* Comprises of material re-charges to the customer

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The following schedule entails detailed information about Group’s revenues in the financial year 2022:

		Just - Evotec
in k€	Shared R&D	Biologics	Evotec Group
Revenues from contracts with customers
Fee for service and FTE-based research payments	630,627	42,809	673,436
Recharges*	44,436	—	44,436
Compound access fees	2,573	—	2,573
Milestone fees	17,499	567	18,066
Licenses	620	1,766	2,386
Total revenue from contracts with customers	695,755	45,142	740,897
Timing of revenue recognition
At a point in time	61,935	567	62,502
Over a period of time	633,820	44,575	678,395
Total revenue from contracts with customers	695,755	45,142	740,897
Revenue from contributions	6,265	4,286	10,551
Total Revenue	702,020	49,428	751,448

* Comprises of material re-charges to the customer

The transaction prices allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) are as follows:

in k€	December 31, 2024	December 31, 2023	December 31, 2022
In the course of the year	319,381	571,825	405,710
After one year	620,863	335,427	158,068

As of 2024, unsatisfied or partially unsatisfied performance obligations relating to contracts with a duration of one year or less, or that are billed based on time incurred, are not disclosed in the table above. As a result, 2024 figures are not directly comparable with 2023 and 2022 reported numbers.

During the year 2024 no material revenue was recognized from performance obligations that were already completely fulfilled in prior reporting periods.

In 2024, two customers contributed more than 10% of consolidated revenue totaling € 256,691k, € 165,696k of which related to the Shared R&D segment and € 90,995k of which related to the Just - Evotec Biologics segment.

In 2023 and 2022, one customer contributed more than 10% of consolidated revenue totaling € 195,386k and € 138,737k, respectively, related to the Shared R&D segment.

-Contract Assets-

In the course of the reporting year, contract assets changed as follows:

In k€	2024	2023
Balance as of January 1	25,000	30,516
Additions	201,016	180,305
Reclassifications to Trade Receivables due to Invoicing	(181,469)	(185,754)
Translation differences and other	1,487	(67)
Balance as of December 31	46,034	25,000

Evotec Group

Notes to consolidated financial statements for the financial year 2024

As of December 31, 2024 and 2023, no risk provision was recorded given the creditworthiness of the customers with outstanding balances. The increase in the contract asset balance from December 31, 2023 to December 31, 2024 occurred in the normal course of business.

-Contract Liabilities-

As of December 31, 2024 and 2023, current and non-current contract liabilities mainly originated from the upfront payments relating to the contracts with Group’s largest customer in the amount of € 215,108k (December 31, 2023: € 202,238k) of which € 57,862k (December 31, 2023: € 49,153k) are classified as current contract liabilities.

	Current		Non-current
In k€	2024	2023	2024	2023
Balance as of January 1	97,587	122,921	155,287	206,136
Additions	220,121	203,826	94,574	—
Reduction due to Recognition of Revenue	(303,748)	(279,691)	—	—
Divestment of affiliates	(1,069)	—	—	—
Reclassification from non-current to current	93,181	50,849	(93,182)	(50,849)
Translation differences and other	526	(318)	—	—
Balance as of December 31	106,599	97,587	156,679	155,287

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

In certain cases, the Group recharges indirect costs to third parties. The income from those recharges is recognized in other operating income when it is a direct reimbursement of costs. There is no underlying direct exchange of services for this income and therefore a recognition as revenues is not suitable. The relating expenses are recognized in other operating expenses as well as in R&D expenses.

Research and development

Research activities expenses undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Refer to Note 9 for further details regarding the capitalization policy of IP R&D and other related expenses.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

Reorganization Costs

Reorganization costs include personnel costs related to termination benefits, site closure and contract termination costs, impairment losses recognized in accordance with IFRS 5 as well as other costs. Termination benefits are recognized when

–	it is probable that employees will be entitled to benefits and
–	the amounts can be reasonably estimated.

Estimates of termination benefits are based on negotiations with social partners, common practices in the industry, and the existence of statutory required minimum benefits. Site closure, contract termination and other costs are recognized when they are incurred. The impairment loss in accordance with IFRS 5 is based on the difference between the carrying amount of the disposal group, measured according to the applicable IFRSs until classification as held for sale, and the fair value less costs to sell. The specific restructuring measures and associated estimated costs are based on management’s best judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate.

- Personnel expenses -

The personnel expenses of the Group in 2024 amounted to € 458,738k, of which € 340,362k relate to personnel expenses outside of Germany, in the United Kingdom, Italy, France, and the US (2023: € 377,587k and € 256,259k, respectively, 2022: € 388,050k and € 284,452k respectively). Thereof expenses for the statutory retirement insurance amounted to € 25,146k of which € 21,094k relate to expenses outside Germany in the United Kingdom, Italy, France and the US (2023: € 17,041k and € 9,788k, 2022: € 15,106k and € 9,066k respectively.) In addition, an amount of € 62,136k (2023: € 58,276k, 2022: € 55,894k) of the Group´s personnel expenses relate to social security expenses.

- Cost of material-

Cost of materials in 2024 amounted to € 122,044k. Thereof € 97,254k were cost of materials outside of Germany in the UK, Italy, France, Austria and the US (2023: € 118,918k and € 88,192k, 2022: € 120,568k and € 90,901k respectively.)

- Research and Development-

In 2024, research expenses mainly relate to internal R&D projects in the amount of € 45,647k (December 31, 2023: € 56,511k, December 31, 2022: € 62,100k) and overhead costs in the amount of € 5,210k (December 31, 2023: € 10,699k, December 31, 2022: € 12,198k). The decrease in research and development expenses compared to 2023 is mainly due to the strategic prioritization of key projects. Research and Development costs include amortization of intangible assets and depreciation of property, plant, and equipment of € 924k (December 31, 2023: € 464k, December, 31 2022: € 471k).

-Selling, general and administrative expenses-

Included in selling, general and administrative expenses are expenses for sales and marketing in the amount of € 17,478k (2023: € 16,869k, 2022: € 13,491k). Other administrative expenses amount to € 170,723k (2023: € 152,741k, 2022: € 142,699k). The increase of other administrative expenses is related to higher expenses for information technologies and general administration included in selling, general and administrative expenses are amortization of intangible assets and depreciation of property, plant and equipment of € 48,096k (2023: € 43,522k, 2022: € 38,025k).

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Other operating income-

In 2024, other operating income included tax refunds for R&D activities (2024: € 46,863k, 2023: € 43,996k, 2022: € 42,940k), mainly in France (2024: € 24,669k, 2023: € 24,812k, 2022: € 25,068k) and the UK (2024: € 10,656k, 2023: € 11,010k, 2022: € 7,250k). Furthermore, other operating income includes customer refunds for equipment in Just - Evotec Biologics in the amount of € 2,057k (2023: € 2,058k, 2022: € 2,537k). The overall decrease in other operating income compared to 2023 is predominantly related to the termination of development of portfolios in Lyon for one customer (2024: € 0k, 2023: € 16,600k, 2022: € 34,174k).

-Other operating expense-

In 2024, other operating expense amounted to € 16,116k (December 31, 2023: € 44,202k, December 31, 2022: € 1,965k). Other operating expenses include external expenses related to the cyber-attack in the amount of € 8,674k (2023; € 15,869k, 2022: € 0k).

-Reorganization costs-

Reorganization costs amounted to € 54,930k (2023: € 0k, 2022: € 0k) and mainly include employee termination benefits (€ 22,788k, thereof € 18,002k related to COGS, € 4,102k to SG&A, and € 684k to R&D) such as severance payments and accelerated share-based compensation expenses, Real Estate footprint optimization (€ 4,620k) such as costs related to the premature termination of lease contracts and other direct costs (€ 12,205k) such as consulting fees. Further, reorganization costs include an impairment loss in accordance with IFRS 5 related to the disposal of the former subsidiary Evotec DS in the amount of € 15,317k. For further information, see note 13 - Provisions.

(6) Income and deferred tax

-Accounting Principles-

Income taxes comprise current, non-current and deferred tax.

Income tax is recognized in the Consolidated Income Statement except to the extent that it relates to items recognized directly within equity or in Other Comprehensive Income.

Current tax is the expected taxes payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The tax rates for domestic companies are between 31% and 32% and for foreign companies between 17% and 28%.

In cases where amounts recognized in the tax returns are likely not to be realized (uncertain tax positions), a tax liability is recorded. The amount is determined from the best possible estimate of expected tax payments (most likely amount of tax uncertainty). Tax claims from uncertain tax positions are only recognized if their realization is probable. Only in the case of an existing tax loss carryforward or an unused tax credit there is no tax liability or tax claim recognized for these uncertain tax positions; instead, the deferred tax asset for the unused tax loss carryforwards and tax credits is adjusted accordingly. This assessment relies on estimates and assumptions and may involve a series of judgements about future events.

New information may become available that causes the Group to change its judgement regarding adequacy of existing tax assets and liabilities. Such changes to tax assets and liabilities will impact the income tax expense in the period during which such a determination is made.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

Deferred tax assets and liabilities are recognized, using the Balance Sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities according to IFRS and the amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

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

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different taxable entities, but the Group intends to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

In 2024, deferred tax assets amounting to € 16,632k (December 31, 2023: € 5,239k) were recognized across multiple subsidiaries that incurred losses during the current or prior financial year. Those losses were mainly incurred due to exceptional circumstances, i.e. the cyber-attack in 2023, ramp-up costs related to construction of the biomanufacturing facility in Toulouse and the restructuring costs in 2024. Based on positive future earnings projections, it is considered probable that sufficient taxable income will be available in the future to utilize the recognized deferred tax assets.

International Tax Reform - Pillar II Framework

The Group falls within the scope of application of the so-called Pillar II Framework, that entered into force in the German legislation on December 28, 2023.

The Minimum Tax Act applies for the first time financial years beginning on or after December 30, 2023 (“MinStG”). Pillar II legislation has been enacted or substantially enacted in a number of other jurisdictions in which the Group operates, effective for the financial year beginning January 1, 2024. As the Group is in scope of the Pillar II legislation the Group may be liable to pay a top-up tax for each jurisdiction having an effective tax rate below 15%.

During the transitional period from 2024 to 2026, the top-up tax can, upon request, be deemed zero for a jurisdiction where the requirements of the country by country reporting safe harbor rules are met. The Group will exercise this option, which based on the 2024 fiscal year, will lead to the Company being exempt from minimum taxation in most of the jurisdictions in which it operates.

The application of the global minimum tax rules, as implemented into domestic legislation of the jurisdictions in which the Group operates, results in no material minimum tax being recognized in 2024.

The Group has applied the exception to recognizing and disclosing information about deferred taxes relating to Pillar II income taxes, as provided by the amendment to IAS 12 issued in May 2023 and endorsed in the EU in November 2023.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Income tax expenses-

Income tax benefit and expense for the years 2024, 2023 and 2022 comprise the following.

	2024	2023	2022
	k€	k€	k€
Current taxes
- Tax expense for the year	(7,761)	(5,251)	(14,132)
- Income (expense) relating to other periods	328	(2,666)	156
Total current income taxes	(7,433)	(7,917)	(13,976)
Deferred taxes
- Tax loss carry forwards	34,786	1,606	(10,862)
- Temporary differences	(29,455)	2,991	3,140
Total deferred income taxes	5,331	4,597	(7,722)
Tax income (expense) recognized in the income statement	(2,102)	(3,320)	(21,698)

-Reconciliation of effective tax rate-

The difference between the actual income tax expense and the result of the net income (loss) and the applicable Group tax rate in the reporting year and the previous year is made up as follows:

	2024	2023	2022
	k€	k€	k€
Income (loss) before taxes	(193,977)	(80,593)	(153,956)
Expected German income tax rate	32.28%	32.28%	32.28%
Expected income tax benefit (expense)	62,616	26,015	49,697
Non-deductible expenses	(33,773)	(8,274)	(59,543)
R&D tax credits	8,667	8,558	13,454
Tax free income	13,106	7,968	3,184
Permanent differences from GILTI	(778)	(156)	(3,724)
Tax effects from investments accounted for using the equity method	(683)	(8,373)	(5,152)
Deviation tax rates to expected tax rate	(992)	(1,343)	448
Change in tax rates	—	(251)	636
Change in recognition of deferred tax assets	(49,359)	(25,568)	(19,167)
Taxes related to prior years
Current Taxes	328	(2,666)	156
Deferred Taxes	(1,736)	556	(1,348)
Other	502	213	(341)
Effective income tax income (expense)	(2,102)	(3,320)	(21,698)
Effective income tax rate	(1.08)%	(4.12)%	(14.09)%

The Group tax rate includes corporate income tax plus solidarity surcharge of 15.825% and trade tax of 16.450%.

The tax-free income in 2024 mainly results from the gain on the sale of the shares in Recursion Pharmaceuticals Inc and the non-deductible expenses mainly result from the devaluation of shares in corporations and the loss on the sale of the shares in Evotec Drug Substance GmbH.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Deferred Taxes-

Deferred income tax assets and liabilities calculated with the anticipated tax rates of each entity as of December 31, 2024 and 2023 relate to the following:

	Jan 1, 2024				Dec 31, 2024
			Recognised in
		Recognised	other	Foreign		Deferred	Deferred
		in	comprehensive	currency		tax	tax
	Net balance	profit or loss	income	translation	Net	assets	liabilities
	k€	k€	k€	k€	k€	k€	k€
Property, plant and equipment	(11,533)	(18,057)	—	199	(29,391)	2,252	(31,643)
Intangible assets	(13,300)	15,910	—	—	2,610	3,563	(953)
Rights of use assets	(29,609)	5,495	—	—	(24,114)	—	(24,114)
Financial assets	(2,830)	(33,209)	419	—	(35,620)	978	(36,598)
Provisions and deferred income	8,121	(8,127)	(316)	—	(322)	4,856	(5,178)
Lease obligations	24,701	(852)	—	—	23,849	23,849	—
Other	6,312	9,704	1,774	(783)	17,007	17,201	(194)
Tax credits	461	(319)	—	—	142	142	—
Loss carryforward	13,870	34,786	—	—	48,656	48,656	—
Total	(3,807)	5,331	1,877	(584)	2,817	101,497	(98,680)
Offsetting of tax	—	—	—	—	—	(84,164)	84,164
Net	(3,807)	5,331	1,877	(584)	2,817	17,333	(14,516)

	Jan 1, 2023		Recognised in		Dec 31, 2023
		Recognised	other	Foreign		Deferred	Deferred
		in	comprehensive	currency		tax	tax
	Net balance	profit or loss	income	translation	Net	assets	liabilities
	k€	k€	k€	k€	k€	k€	k€
Property, plant and equipment	(9,457)	(2,096)	—	20	(11,533)	1,807	(13,340)
Intangible assets	(19,646)	6,285	—	61	(13,300)	4,004	(17,304)
Rights of use assets	(28,839)	(770)	—	—	(29,609)	—	(29,609)
Financial assets	(1,446)	(965)	(419)	—	(2,830)	783	(3,613)
Provisions and deferred income	9,250	(1,142)	13	—	8,121	8,347	(226)
Lease obligations	25,278	(577)	—	—	24,701	24,701	—
Other	4,244	2,068	—	—	6,312	6,942	(630)
Tax credits	273	188	—	—	461	461	—
Loss carryforward	12,146	1,606	—	118	13,870	13,870	—
Total	(8,197)	4,597	(406)	199	(3,807)	60,915	(64,722)
Offsetting of tax	—	—	—	—	—	(46,585)	46,585
Net	(8,197)	4,597	(406)	199	(3,807)	14,330	(18,137)

-Unrecognized deferred tax liabilities-

Concerning undistributed foreign subsidiaries earnings, temporary differences in the amount of € 16,023k were not recognized according to IAS 12.39 (December 31, 2023: € 15,842k) as the Group controls the timing of such reversal and it is not planned to distribute the foreign subsidiaries earnings.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Unrecognized deferred tax assets-

The Group’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realized in future years. As of December 31, 2024, deferred tax assets on tax loss carryforwards were not fully recognized for three German entities as well as one Italian entity and not recognized for the entities located in the United States, Austria and India. In the following schedule, tax loss carryforwards, interest carryforwards and tax credits for which no deferred tax assets were recorded are shown. Tax loss carryforwards on different types of income taxes were aggregated into one total amount.

	2024	2023	2022
	k€	k€	k€
Tax loss carryforwards (not expiring)	865,323	572,204	474,989
Time-limited tax losses
- expiring until 2029 (2023: 2028)	31,648	24,768	13,297
- expiring 2030 to 2034 (2023: 2029 - 2033)	32,019	32,179	45,696
- expiring after 2034 (2023: 2033)	27,303	38,243	57,662
Tax credits	1,337	1,181	1,313
Total	957,630	668,575	592,958

The table above does not include U.S. tax losses which are subject to s382 restrictions.

In addition to unrecognized deferred tax assets from tax loss carryforwards, a net asset position for temporary differences amounting to € 10,329k (December 31, 2023: € 14,323k, December 31, 2022: € 11,354k) was not recognized as of December 31, 2024, as there was no sufficient taxable income foreseen.

-Non-current and current tax assets-

Non-current tax assets as of December 31, 2024 mainly relate to tax refunds from tax development programs in the context of qualifying R&D expenses in France (crédit d’impôt recherche) and Italy (December 31, 2023: mainly related to France).

Current tax assets as of December 31, 2024 mainly comprise of tax refunds in relation with qualifying R&D projects in in the UK, Italy and Germany (December 31, 2023: mainly related to UK).

(7) Current assets and liabilities

-Accounting Principles-

Trade accounts receivable

Trade accounts receivable are initially recognized at the transaction price in accordance with IFRS 15. For trade accounts receivable, the Group applies the simplified approach with expected lifetime credit losses recognized from initial recognition of the receivables in the income statement. The provision for doubtful debts is established using an expected credit loss model (ECL) using the simplified approach in accordance with IFRS 9. The carrying amount of trade accounts receivable is reduced through the use of an allowance account. Impaired trade accounts receivables are derecognized when they are assessed as uncollectible.

Inventories

In accordance with IAS 2, inventories are stated at the lower of cost or net realizable value. The cost of inventories comprises all costs of purchase, manufacturing, as well as other costs incurred in bringing the inventories to their present location and condition.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

-Trade accounts receivables-

Trade accounts receivables that were not individually impaired were classified as recoverable on the basis of credit management processes and individual assessments of customer risks. The valuation allowances include appropriate risk provisions. The Group has assessed the default risk of all trade accounts receivables. The resulting valuation allowance as of December 31, 2024 amounts to € 11,141k (December 31, 2023: € 6,453k). This amount includes credit impaired trade accounts receivable in the amount of € 10,616k (2023: € 6,121k) and lifetime expected credit losses in the amount of € 526k (2023: € 331k). The expense related to individually assessed, credit impaired trade accounts receivables amounted to € 4,495k (2023: € 3,791k).The expense related to collectively assessed expected credit losses amounted to € 194k (2023: € (580)k)

The maturities of trade receivables as at December 31, 2024 and December 31, 2023 taking into account risk provisions, are as follows:

	Dec 31	Dec 31
	2024	2023
	k€	k€
Not past due	87,986	57,742
Risk provision not past due	(161)	(367)
Weighted average loss rate	0.18%	0.64%
Past due 1-30 days	13,098	25,837
Risk provision 1-30 days	(43)	(170)
Weighted average loss rate	0.33%	0.66%
Past due 31-120 days	9,473	12,688
Risk provision 31-120 days	(32)	(280)
Weighted average loss rate	0.34%	2.21%
More than 120 days	16,903	8,582
Risk provision more than 120 days	(10,905)	(5,636)
Weighted average loss rate	64.51%	65.67%
Total trade accounts receivable	116,319	98,396

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The related loss allowances on trade accounts receivable have changed as follows:

	Credit-impaired	Lifetime expected
	Trade accounts receivable	credit losses
	(individually assessed)	(collectively assessed)	Total
	k€	k€	k€
Balance as of January 1, 2023	2,312	911	3,223
Change in provision for ECL	—	(580)	(580)
Additions/Reductions	5,219	—	5,219
Recoveries collected	(1,428)	—	(1,428)
Deductions from allowance	18	—	18
Balance as of December 31, 2023	6,121	331	6,452

Balance as of January 1, 2024	6,121	331	6,452
Change in provision for ECL	—	194	194
Additions/Reductions	7,969	—	7,969
Recoveries collected	(3,474)	—	(3,474)
Deductions from allowance	—	—	—
Balance as of December 31, 2024	10,616	526	11,141

-Inventories-

Inventories consist of the following:

	Dec 31	Dec 31
	2024	2023
	k€	k€
Raw materials	29,455	25,901
Work-in-progress	1,667	4,989
Total inventories	31,122	30,890

Raw materials mainly consist of consumables, cell culture media and disposables. The increase compared to the previous year is mainly due to the growth in business activities in Just – Evotec Biologics.

The decrease in work-in-progress is due to the completion of projects in Aptuit Oxford as well as the disposal of Evotec DS.

Allowances on inventories exist at the balance sheet date in the amount of € 2,043k (December 31, 2023: € 2,573k).

In 2024, € 45,069k (2023: € 54,987k) of inventories were expensed.

-Prepaid expenses and other current assets-

Prepaid expenses as of December 31, 2024 mainly relate to prepayments for subscriptions to IT licenses. Other current assets mainly comprise VAT-related receivables of € 14,149k (December 31, 2023: € 17,844k).

In k€	December 31, 2024	December 31, 2023
Prepaid expenses	22,240	18,395
Other current assets	23,279	32,950
Total prepaid expenses and other current assets	45,519	51,345

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Trade payables-

As of December 31, 2024 the Group’s trade payables amounted to € 85,792k (December 31, 2023: € 134,319k) and consist of payables in relation within the normal course of business.

-Other current liabilities-

As of December 31, 2024 other current liabilities included wage taxes in the amount of € 5,457k (December 31, 2023: € 2,793k) and social security liabilities with an amount of € 8,003k (December 31, 2023: € 4,429k).

-Deferred Income-

As of December 31, 2024, current and non-current deferred income amounted to € 33,773k (December 31, 2023: € 10,268k). The increase is related to a forgivable loan in France (December 31, 2024: € 21,125k, December 31, 2023: € 0k). Further, deferred income related to customer reimbursements for equipment in Just – Evotec Biologics, Inc. (December 31, 2024: € 8,567k, December 31, 2023:€ 10,068k).

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

Subsequent costs are not recognized as assets unless it is probable that future economic benefits associated with those costs will flow to the Group and those costs can be measured reliably. Borrowing costs attributable to the financing of items of property, plant and equipment, and incurred during the construction period, are capitalized as part of the acquisition cost of the item. Government grants relating to property, plant and equipment are recognized as income evenly over the expected useful life of the related asset.

The straight-line depreciation is based on the following useful lives of the asset:

Buildings	15 to 41 years
Technical equipment and machinery	3 to 15 years
Office furniture and equipment	3 to 10 years

The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Group. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts and any gain or loss is included in other operating income and expenses.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

-Property Plant and Equipment-

The development of property, plant and equipment as well as the development of the right-of-use assets in 2024 and 2023 are shown in the following tables:

	Buildings and leasehold		Plant, machinery		Furniture		Assets under
	improvements		and equipment		and fixtures		construction	Total
in k€	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	274,335	249,853	339,277	4,251	61,763	1,749	225,645	901,020	255,853
Accumulated depreciation and impairment	59,365	75,390	170,713	2,686	41,397	760	—	271,474	78,836
January 1, 2024	214,971	174,463	168,565	1,565	20,365	989	225,645	629,546	177,017
Recognition of right-of-use asset	—	5,518	—	1,096	—	626	—	—	7,241
Capital expenditure/Additions	30,615	—	18,549	—	5,579	—	71,242	125,985	—
Disposals	883	21,967	190	—	80	36	623	1,777	22,003
Depreciation	20,032	20,379	41,017	709	12,555	443	—	73,604	21,530
Impairment	1,199	7,897	676	66	43	7	2,308	4,226	7,969
Reclassification	11,402	25	22,038	(688)	9,109	—	(44,152)	(1,603)	(663)
Translation differences and other	6,182	5,396	3,164	8	319	4	2,451	12,116	5,407
Total	241,056	135,160	170,434	1,206	22,694	1,133	252,254	686,438	137,499
Cost	323,066	222,624	408,025	4,304	89,484	1,833	252,254	1,072,830	228,761
Accumulated depreciation and impairment	82,011	87,464	237,591	3,098	66,790	700	—	386,392	91,262
December 31, 2024	241,056	135,160	170,434	1,206	22,694	1,133	252,254	686,438	137,499

	Buildings and leasehold		Plant, machinery and		Furniture		Assets under
	improvements		equipment		and fixtures		construction	Total
in k€	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	240,328	222,734	285,246	4,689	50,113	1,318	116,381	692,069	228,741
Accumulated depreciation and impairment	42,680	55,779	136,405	3,902	31,110	733	—	210,195	60,414
January 1, 2023	197,648	166,955	148,842	787	19,003	585	116,381	481,874	168,327
Recognition of right-of-use asset	—	32,663	—	533	—	706	—	—	33,902
Capital expenditure/Additions	17,906	—	42,863	—	12,087	—	145,733	218,589	—
Disposals	521	3,963	99	100	92	11	—	712	4,074
Depreciation	17,509	19,998	36,478	684	10,972	393	—	64,959	21,075
Impairment	—	—	—	—	—	—	—	—	—
Reclassification	20,018	(1,014)	14,384	1,029	408	100	(34,925)	(115)	115
Translation differences and other	(2,570)	(180)	(948)	—	(69)	2	(1,544)	(5,130)	(178)
Total	214,971	174,463	168,565	1,565	20,365	989	225,645	629,546	177,017
Cost	274,335	249,853	339,277	4,251	61,763	1,749	225,645	901,020	255,853
Accumulated depreciation and impairment	59,365	75,390	170,713	2,686	41,397	760	—	271,474	78,836
December 31, 2023	214,971	174,463	168,565	1,565	20,365	989	225,645	629,546	177,017

The net increase in the net book value of owned property, plant, and equipment of € 56,892k (December 31, 2023: € 147,672k) is mainly attributed to new buildings technical equipment, and construction in progress. This is due to the continued construction of the J.POD facility in Toulouse, France (increase of € 52,320k). With relation to the construction of the J.POD facility, the Group capitalized €2,624k (2023: €1,303k) of borrowing costs using a capitalization rate of 1.42% (2023: 1.73%).

The decrease in the net book value of right-of-use assets (€ 39,518k) is due to the shortening or the cancellation of lease agreements in accordance with our Priority Reset plan.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(9) Intangible assets and Goodwill

-Accounting principles-

Goodwill

The Group measures goodwill at the acquisition date as being the excess of:

●	Aggregate of the fair value of the consideration transferred and any recognized amount for non-controlling interests and any previous interest held, and
●	the net identifiable assets acquired and liabilities assumed.

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

Amortization of other intangible assets is recognized in the income statement within the relevant classification of expense by function.

Impairment losses are recognized separately in the Group´s income statement. The useful lives are as follows:

Trademarks	2 to 10 years
Internally generated developed technologies	3 to 10 years
Acquired technologies	3 to 5 years
Patents & licenses	5 to 15 years
Customer List	5 to 8 years

Internally generated Development expenditures (IP R&D)

Internally generated development expenses are recognized as an intangible asset if and only if all the following criteria can be demonstrated:

●	technical feasibility of completing the project
●	the Group´s intention to complete the project
●	the Group´s ability to use the project
●	the probability that the project will generate future economic benefits

Evotec Group

Notes to consolidated financial statements for the financial year 2024

●	the availability of adequate technical, financial and other resources to complete the project
●	the ability to measure the development expenditure reliably

Due to the risks and uncertainties relating to regulatory approval and to the research and development process for pharmaceutical products, the six criteria for capitalization are usually considered not to have been met until the product has obtained marketing approval from the regulatory authorities. Consequently, internally generated development expenses arising before marketing approval has been obtained, mainly the cost of clinical trials, are generally expensed as incurred within research and development expenses.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

Intangible Assets

Intangible assets that are subject to amortization are reviewed for impairment whenever triggering events or changes in circumstances indicate that the carrying value may not be recoverable. Additionally, intangible assets with an indefinite useful life and intangible assets that are not yet available for use (such as R&D projects) are tested annually for impairment.

-Goodwill-

As of January 1, 2024, Evotec changed its reporting structure leading to the reportable segments Shared R&D and Just – Evotec Biologics (see also note (3)). As the composition of CGUs to which goodwill has been allocated has changed, a reallocation of goodwill has been performed. The CGUs OAI/Evotec International Execute, OAI/Evotec International Innovate, Evotec (US) Execute and Aptuit Execute were combined into the new group of CGUs Shared R&D. The CGU Just Execute was renamed to Just – Evotec Biologics in line with the corresponding reportable segment.

Balances and movement of Goodwill in 2024 and 2023 are shown below:

	2024
					Translation
in k€	At January 1	Acquisition	Disposals	Impairment	and other	At December 31
Shared R&D	244,022	—	—	—	5,208	249,230
Just - Evotec Biologics	31,613	—	—	—	2,011	33,624
Total	275,635	—	—	—	7,220	282,854

	2023
					Translation
in k€	At January 1	Acquisition	Disposals	Impairment	and other	At December 31
OAI/Evotec International Execute	82,223	—	—	—	1,223	83,446
OAI/Evotec International Innovate	9,164	41	—	—	55	9,219
Evotec (US) Execute	4,457	—	—	—	(155)	4,302
Aptuit Execute	146,224	—	—	—	831	147,055
Just Execute	32,751	—	—	—	(1,138)	31,613
Total	274,819	41	—	—	816	275,635

The goodwill addition in financial year 2023 to Shared R&D was a result of the acquisition of the remaining 50% of NephThera GmbH.

The Group has tested the (groups of) cash-generating units for impairment on the annual designated test date in the fourth quarter 2024 based on the net book values as of September 30, 2024. The impairment tests are performed by determining the recoverable amount based on discounted cash flows.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

In 2023, the impairment tests for all (groups of) cash-generating units were based on the value-in-use methodology. In 2024 the impairment tests for the (groups of) cash-generating units were performed based on the fair-value less costs to sell methodology in order to better align with internal planning procedures reflecting transformation and expansion plans. The impairment test in 2024 reflects a Level 3 approach according to the fair value hierarchy as defined in Footnote 15.

The estimated future cash flows for “Shared R&D” are based on the 2025 budget, followed by a 10-year strategic plan and then extrapolated using a sustainable growth rate. Due to the lower maturity of the underlying business, the estimated future cash flows for “Just – Evotec Biologics” are based on the 2025 budget, followed by a 20-year strategic plan and then extrapolated using a sustainable growth rate.

Due to the uncertainty inherent to the business and ongoing transformation efforts, the impairment tests for both (groups of) CGUs were performed by applying a scenario analysis with three different possible outcomes.

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

Discount rate

The discount rates of the cash-generating units correspond to their weighted average cost of capital before tax, based on capital market data of a peer group

The following tables show the relevant pre-tax discount rate as well as the growth rates used to determine the terminal value in the respective discounted cash flow models in 2023 and 2024.

	2024
		Just - Evotec
	Shared R&D	Biologics
Denominated in	EUR / GBP	USD
Pre-tax discount rate	12.26%	13.53%
Sustainable growth rate	2%	2%

	2023
	OAI/Evotec	OAI/Evotec	Evotec
	International	International	(US)	Aptuit	Just
	Execute	Innovate	Execute	Execute	Execute
Denominated in	GBP /EUR	GBP /EUR	USD	GBP /EUR	USD
Pre-tax discount rate	11.43%	13.41%	10.44%	14.20%	12.86%
Sustainable growth rate	2%	2%	2%	2%	2%

Evotec Group

Notes to consolidated financial statements for the financial year 2024

In addition to the scenario - based approach, a sensitivity analysis was performed for both (groups of) cash-generating units with regard to reasonable changes in the key assumptions used for 2024. The analysis was based on a 10% decrease in future cash flows, a 1 percentage point increase in the discount rate or a decrease by one percentage point in the terminal sustainable growth rate. Management concluded that in the event of these changes in key assumptions, no impairment would be recorded for any of the cash- generating units.

In 2023, Management concluded that a change in the key assumptions for “Just Executes” could lead to an impairment. The following table shows which reasonably possible changes in the key assumptions for Just Execute would have caused the recoverable amount to be equal to its carrying amount in 2023.

2023
	Recoverable				Decrease in	Reduction
	amount exceeding	Applied post-tax	Increase in post-tax	Applied sustainable	sustainable	in cash
	carrying amount	discount rate	discount rate	growth rate	growth rate	flows
	in €m	in %-points	in %-points	in %-points	in %-points	in %-points
Just Execute	5.5	11.1	0.1	2.0	0.3	1.3

In 2024 and 2023, the Company did not recognize any impairment losses as a result of the annual impairment tests.

-Intangible Assets-

The development of intangible assets in 2024 and 2023 is shown in the following tables.

	2024
	Patents and	Developed	Customer
In k€	Licenses	Technologies*	relationships	Trademarks	Total
Acquisition and manufacturing cost
Amount beginning of the year	11,166	105,334	68,762	6,539	191,800
Foreign currency translation	(1)	2,767	1,853	—	4,619
Additions	—	14,769	—	—	14,769
Disposals	(2)	—	—	—	(2)
Reclassification	234	2,032	—	—	2,266
Amount end of the year	11,397	124,902	70,615	6,539	213,452
Depreciation, amortization and impairments
Amount beginning of the year	10,304	100,490	59,819	5,735	176,348
Foreign currency translation	1	2,416	1,767	—	4,184
Additions	161	518	5,582	222	6,484
Impairment	—	—	—	—	—
Disposals	(2)	—	—	—	(2)
Reclassification	—	—	—	—	—
Amount end of the year	10,464	103,424	67,168	5,957	187,013
Net book value
Amount beginning of the year	861	4,844	8,943	804	15,453
Amount end of the year	934	21,478	3,447	582	26,440

*includes internally generated and acquired developed technologies

Evotec Group

Notes to consolidated financial statements for the financial year 2024

	2023
	Patents
	and	Developed	Customer
In k€	Licenses	Technologies*	relationships	Trademarks	Total
Acquisition and manufacturing cost
Amount beginning of the year	12,883	100,735	69,089	6,539	189,246
Foreign currency translation	(46)	(732)	(327)	—	(1,105)
Additions	—	3,659	—	—	3,659
Disposals	—	—	—	—	—
Reclassification	(1,672)	1,672	—	—	—
Amount end of the year	11,166	105,334	68,762	6,539	191,800
Depreciation, amortization and impairments
Amount beginning of the year	11,349	94,160	54,405	5,513	165,427
Foreign currency translation	10	(641)	(404)	—	(1,035)
Additions	84	822	5,818	222	6,946
Impairment	—	5,011	—	—	5,011
Disposals	—	—	—	—	—
Reclassification	(1,138)	1,138	—	—	—
Amount end of the year	10,304	100,490	59,819	5,735	176,348
Net book value
Amount beginning of the year	1,534	6,575	14,684	1,026	23,819
Amount end of the year	861	4,844	8,943	804	15,453

*includes internally generated and acquired developed technologies

Intangible assets excluding goodwill increased by € 10,987k from € 15,453k at December 31, 2023 to € 26,440k at December 31, 2024. The increase is mainly due to additions within developed technologies amounting to € 14,769k relating to capitalized IT expenses. As of December 31, 2024, the net book value of internally generated developed technologies amounted to € 19,832k (December 31, 2023: € 4,574k). The amortization of Evotec´s customer relationships of € 5,582k predominantly relates to Aptuit.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

For assets measured at fair value, gains and losses will be recorded in either the Consolidated Income Statement (FVtPL) or in Other Comprehensive Income (FVtOCI).

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

For those equity investments over which the Group has neither control, joint control nor significant influence and which are therefore measured in accordance with IFRS 9, both FVtOCI and FVtPL, the Group follows the following hierarchy determined by the unique nature of the investments. Observable market prices are the primary method when available. When these are not available but there has been an external financing round or a capital transaction with a new investor of the equity investment in which the Group did not participate, this would be taken into account.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The Group measures all derivative financial instruments at fair value that is derived from the market prices of the instruments, calculated on the basis of the present value of the estimated future cash flows based on observable interest yield curves, basis spread, credit spreads and foreign exchange rates, or derived from option pricing models, as appropriate.

Gains or losses arising from changes in fair value of derivative financial instruments are recognized in the Consolidated Income Statement. The Group does not apply hedge accounting in accordance with IFRS 9 nor IAS 39.

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

Evotec’s interest expenses relate primarily to financial liabilities measured at amortized cost.

-Cash and cash equivalents and short-term investments-

The balances of cash and cash equivalents as of December 31, 2024 and December 31, 2023 are as follows:

In k€	2024	2023
Cash at banks and on hand	302,825	237,562
Short term deposits	—	35,000
Money market funds	3,562	238,346
Total	306,387	510,909

Evotec Group

Notes to consolidated financial statements for the financial year 2024

As of December 31, 2024 the Group´s balance of cash and cash equivalents and investments is € 396,800k (December 31, 2023: € 604,112k), thereof cash and cash equivalents in the amount of € 306,387k (December 31, 2023: € 510,909k) and short-term investments in the amount of € 90,413k (December 31, 2023: € 93,203k). Fixed-term investments are measured at amortized cost and bonds are measured at fair value through OCI (note 15). Money market funds that are classified under cash and cash equivalents are measured at FVtOCI. While managing liquidity, the Group is investing in deposits with maturities beyond three months which are also included in investments. These deposits are measured at amortized costs.

As of December 31, 2024, € 12,931k of the cash balances with credit institutions are restricted (December 31, 2023: € 11,819k). This amount includes grants for specific projects and rent deposits. As of December 31, 2024, € 20,483k of short-term investments are restricted (December 31, 2023: € 0k). These restricted short-term investments are term deposits serving as security for several bank loans.

-Other current financial assets-

Other current financial assets (31 December 2024: € 4,290k; 31 December 2023: € 12,759k) mainly include convertible loans, derivatives and interest receivables. The decrease compared to the previous year is predominantly related to changes of the fair values of forward exchange contracts which amount to € 0k as of December 31, 2024 (December 31, 2023: € 6,137k).

-Other long term investments-

The development of investments measured at fair value in accordance with IFRS 9 is shown below:

In k€	2024	2023
Balance at January 1	135,593	131,042
Additions	7,532	10,199
Additions due to discontinued use of equity method	—	1,906
Reduction due to change to accounting according to the equity method	—	(2,369)
Disposals	(69,370)	—
Fair value adjustments recognized in profit or loss	(34,310)	(3,678)
Adjustments to fair value, recognized in OCI	(5,075)	(1,506)
Balance at December 31	34,370	135,593

The loss of € (5,075)k in adjustments to fair value, recognized in other comprehensive income is related to Evotec’s investment in Sernova Corp.

Evotec periodically assesses the fair value of its investments and takes into account quantitative and qualitative information. Prior to the disposal of Evotec’s share in Recursion Pharmaceuticals Inc. (formerly known as Exscientia) (2024: € 69,370k, 2023: € 0k) a fair value adjustment of (2024: € (12,047)k, 2023: € 11,280k) had been recognized in the income statement. Further fair value adjustments were recognized for Evotec’s share in Blacksmith Medicines, Inc. (2024: € (9,917)k, 2023: € 0k) and Immunitas Therapeutics, Inc. (2024: € (5,499)k, 2023: € 0k).

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Loan Liabilities-

Throughout the years 2024 and 2023, the Group met all covenants under the various loan agreements shown below. All loans are unsecured, with the exception of loans in the amount € 20,483k, secured against short-term.

				December 31,
				2024	2024	2023	2023
		Nominal interest	Maturity	Fair	Carrying	Fair	Carrying
Country of lender	Currency	Rate	until	Value	amount	Value	amount
				k€	k€	k€	k€
Germany	EUR	fixed interest rate of 0.80 % to 2.00%	2026-2029	159,691	186,345	202,727	243,583
Germany	EUR	variable interest rate of 1.1% + 6M Euribor	2026	14,095	14,490	64,088	64,500
Germany	EUR	1.60%	2025-2027	54,195	58,608	67,631	75,000
Germany	EUR	1.20%	2029	4,243	4,571	5,010	5,647
Germany	EUR	1.40%	2031	14,442	15,912	15,814	18,458
Italy	EUR	1.30%	2026	236	243	340	367
Italy	EUR	variable interest rate of 4.50%	2027	315	314	421	434
France	EUR	fixed interest rate of 0.00 % to 0.55%	2026-2029	6,029	7,075	23,216	27,876
				253,245	287,556	379,247	435,865

Current loan liabilities as of December 31, 2024 include interest liabilities of € 1,169k (December 31, 2023: € 1,193k).

As of December 31, 2024, the Group maintained unutilized lines of credit totaling to € 75,086k (December 31, 2023: € 141,086k). On July 30, 2024, Evotec signed a syndicated loan facility in the amount of € 250,000k with a consortium of major international financial institutions to support ongoing operations and strategic initiatives for future growth. Draw stop and covenant waiver remain in place until us and our lenders renegotiate the RCF terms, reflecting the updated credit situation, in the second half of 2025. See “(14) Financial Risk Management” for a maturity analysis of loan liabilities.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

Set out below are the carrying amounts of the lease liabilities and the movements during the period:

In k€	2024	2023
Amount beginning of the year	189,140	176,823
Foreign currency Translation	6,027	(958)
Additions	7,241	33,975
Divestment	(3,543)	—
Disposals	(27,604)	(4,086)
Accretion of interest	4,727	5,831
Payments	(24,124)	(22,446)
Amount end of the year	151,863	189,140

The lease liabilities of the Company are due as follows:

In k€	2024	2023
Current portion of lease obligations	19,563	19,115
Long-term lease obligations	132,301	170,025
	151,863	189,140

Lease liabilities are classified within Current financial liabilities and Non-current financial liabilities on the Consolidated statement of financial position. The Group’s cash outflows for leases amounted to € 24,124k in 2024 (2023: € 22,446k; 2022: € 19,046k).

The following amounts are recognized in profit or loss:

in k€	2024	2023	2022
Depreciation expense of right-of-use assets	21,530	21,075	18,659
Interest expense on lease liability	4,727	5,831	3,841
Expense relating to short-term leases	283	236	476
Expense for leases on an asset of low value	57	62	50
Total amount recognised in profit or loss	26,597	27,205	23,026

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Reconciliation of cash flow from financing activities-

The following tables show the reconciliation of cash flow from financing activities to changes in financial liabilities in 2024 and 2023.

	Loans	Lease Obligations
	k€	k€
Balance as of January 1, 2024	437,058	189,140
Proceeds from issuance of loans	900	—
Repayments	(128,849)	(24,124)
Interest Paid	(5,920)	—
Cash flow from financing activities	(133,869)	(24,124)
Non-cash transactions:
Disposal of finance lease obligation	—	(27,604)
Foreign currency translation	—	6,027
Divestment of affiliates	—	(3,543)
Reclassification1)	(21,700)	—
Interest expense	6,067	4,727
Change in accrued interest and other	—	—
Issue of finance lease obligation	—	7,241
Balance as of December 31, 2024	287,556	151,864

1) Reclassed into non-current deferred income as Evotec has met terms to qualify for loan forgiveness.

	Loans	Lease Obligations
	k€	k€
Balance as of January 1, 2023	329,851	176,823
Proceeds from issuance of loans	219,923	—
Repayments	(112,880)	(22,446)
Interest Paid	(12,853)	—
Cash flow from financing activities	94,189	(22,446)
Disposal of finance lease obligation	—	(4,086)
Foreign currency translation	—	(958)
Divestment of affiliates	—	—
Reclassification	—	—
Interest expense	11,739	—
Change in accrued interest and other	1,279	5,831
Issue of finance lease obligation	—	33,975
Balance as of December 31, 2023	437,058	189,140

-Current financial liabilities-

As of December 31, 2024, current financial liabilities amounted to € 50,795k (2023: € 149,096k) and consist of current loan liabilities of € 27,114k (2023: € 129,971k), the current portion of lease obligations of € 19,563k (2023: € 19,115k) as well as other current financial liabilities of € 4,118k (2023: € 10k). Other current financial liabilities relate to negative fair values of forward exchange contracts.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

Impairment of Joint Ventures and Associates

The Group tests investments in joint ventures and associates for which it does not possess control, but has significant influence for impairment on a regular basis and when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment.

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

-Investment in associates-

Individually immaterial shares in companies accounted for using the equity method are presented in aggregate, provided that at the balance sheet date the equity book value did not exceed € 1,000k or Evotec’s share of earnings in the result (Share of profit in associate and Impairment combined) were less than € 1,000k in the company’s profit or loss. At the balance sheet date, five investments were classified as significant and three investments were classified as insignificant.

The additions to the significant investments in 2024 are entirely related to financing rounds (capital contributions).

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The following table summarizes the development of the investments in associates during year 2024:

		Centauri		Quantro	Topas
	Autobahn	Therapeutics	EIR	Therapeutics	Therapeutics	Insignificant
In k€	Labs LLC	Ltd.	Biotherapies	GmbH	GmbH	investments	Total
Balance at January 1, 2024	—	2,179	—	892	—	—	3,071
Investment	1,378	—	1,022	—	977	2	3,379
Share of profit/(loss) in associate	(1,378)	(916)	(149)	(892)	(977)	—	(4,312)
Impairment	—	—	—	—	—	—	—
Dividends earned, Divestment or Reclassification	—	—	—	—	—	—	—
Balance at December 31, 2024	—	1,264	873	—	—	2	2,138

The following table provides an overview of the development of the investments in 2023:

		Centauri		Dark Blue	Topas	Tucana
	Autobahn	Therapeutics	Curexsys	Therapeutics	Therapeutics	Bioscienes	Insignificant
In k€	Labs LLC	Ltd.	GmbH	Ltd.	GmbH	Inc.	investments	Total
Balance at January 1, 2023	1,371	—	3,967	4,022	405	2,325	3,954	16,043
Investment	2,360	3,455	—	—	2,023	—	—	7,838
Share of profit/(loss) in associate	(3,730)	(309)	(968)	(4,022)	(2,428)	(775)	(650)	(12,881)
Impairment	—	(3,336)	(2,999)	—	—	(579)	(960)	(7,875)
Dividends earned, Divestment or Reclassification	—	2,369	—	—	—	(970)	(1,453)	(54)
Balance at December 31, 2023	—	2,179	—	—	—	—	892	3,071

Further financial information on the significant investments accounted for using the equity method is presented below:

2024

	Centauri	Dark Blue		Quantro	Topas
	Therapeutics	Therapeutics	EIR	Therapeutics	Therapeutics
In k€	Ltd	Ltd	Biotherapies	GmbH	GmbH
Current assets	383	291	634	1,121	7,560
Non-current assets	299	9,047	1,752	549	972
Current liabilities	245	981	187	2,072	548
Non-current liabilities	—	—	2	4,325	—
Revenues from 1 Jan to 31 Dec	1	—	—	1,294	—
Net income (loss) 1 Jan to 31 Dec	(4,483)	(3,115)	(167)	(3,974)	(9,418)

2023

		Centauri		Dark Blue	Quantro
	Autobahn	Therapeutics	Curexsys	Therapeutics	Therapeutics
In k€	Labs LLC	GmbH	GmbH	Ltd.	GmbH
Current assets	1,272	9,451	1,071	4,321	613
Non-current assets	727	—	421	248	5,072
Current liabilities	2,257	—	148	1,087	2,902
Non-current liabilities	—	—	—	9,098	483
Revenues from 1 Jan to 31 Dec	—	597	—	—	2,353
Net income (loss) 1 Jan to 31 Dec	(10,667)	(3,448)	(2,176)	(9,210)	(890)

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

Stock Options and SPAs

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

The expense or income in the consolidated income statement for a period represents the movement in cumulative expense recognized at the beginning and end of that period. Service and non-market performance conditions are not taken into account when determining the grant-date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group´s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant-date fair value.

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

-Defined contribution schemes-

The Group operates a defined contribution plan in the United Kingdom and makes additional contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Group to the fund (and to the employees’ own pension schemes) and amounted to € 4,118k in 2024 (2023: € 3,926k).

The Group operates defined contribution (401(k)) plans in the US and made contributions of € 2,247k during 2024 (2023: € 1,784k).

-Defined benefit schemes and jubilee provision-

Germany

As of December 31, 2024, the Group’s defined benefit obligations in Germany amounted to € 137k (2023: € 645k). The decrease is due to the disposal of Evotec DS.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The Group operates a defined benefit plan for employees in France. The mortality tables (issued by INSEE TD/TV 2017 ‐ 2019 for 2023 and INSEE TD/TV 2018 – 2020 for 2024) were applied in the actuarial report that is used for measuring the French employee benefit obligations.

The movement in employee benefit obligations of the French entities is broken down as follows:

	2024	2023
In k€	Present	Present
	value of	value of
	obligation	obligation
As of January 1	(14,872)	(14,499)
Benefit payments from the employer	1,239	617
Current service cost	(1,463)	(1,266)
Past service costs	—	830
Effect of curtailment	1,762	—
Operating costs, net	299	(436)
Interest expense (income)	(374)	(428)
Amount recognized in the Income Statement	(76)	(864)
Remeasurements:
(Gain)/loss from change in demographic assumptions	989	(12)
(Gain)/loss from change in financial assumptions	696	(105)
(Gain)/loss from experience	(219)	(8)
Thereof - Amounts recognized in the Income Statement	244	—
Thereof - Amounts recognized in Other Comprehensive Income	1,222	(125)
As of December 31	(12,241)	(14,872)

The following table shows the significant assumptions which have been applied in the measurement of the employee benefit obligations:

	Discount Rate		Salary Increase
	2024	2023	2024	2023
France	3.30%	3.25%	2.50%	3.00%

If the below parameters would increase/decrease by 0.5%, the benefit obligations would change as follows:

	2024		2023
	Increase	Decrease	Increase	Decrease
+0.5/-0.5%	k€	k€	k€	k€
Discount rate	(559)	605	648	(702)
Salary increase	546	(510)	(701)	652

The average duration of the pension plan is 9.7 years and the average duration of the long service awards is 11.2 years as of December 31, 2024. (2023 respectively 9.1 years and 12.5 years). The expected service costs for 2025 amount to € 1,308k.

Expenses for the statutory retirement obligations are explained in Note (5).

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Share Compensation Plans-

In order to continue to incentivize executives in the form of variable compensation components with long-term incentives, in June 2022, June 2020 and June 2017, the AGM approved the respective conditional capital required for the so-called Restricted Share Plan 2020 (“RSP 2020”) as well as the so-called Share Performance Plan 2022 (“SPP 2022”) and Share Performance Plan 2017 (“SPP 2017”). Under these plans, Restricted Share Awards (“RSA”) for up to 1,200,000 shares (RSP 2020) and SPA for up to 6,000,000 shares (SPP 2022) and 6,000,000 shares (SPP 2017) of Evotec SE ordinary bearer shares without par value (no-par value shares) may be issued to members of the Management Board and other executives upon maturity. Each RSA grants one subscription right to Evotec SE shares, while each SPA grants up to two subscription rights to Evotec SE shares, each of which in turn entitles the holder to subscribe for one Evotec SE share.

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

SPAs from SPP 2022 and SPP 2017 can only be exercised if and to the extent that two defined equally weighted performance targets (“Key Performance Indicators”) are achieved within each of the four consecutive calendar years. These performance indicators consist of Evotec’s share price (relevant here is the XETRA price) and the relative TSR for the SPP 2017, which is derived by comparison with the return of the TecDax index. For the SPP 2022 the performance indicators consist of the relative TSR and revenue growth weighted equally. Additionally, the achievement of the KPIs of the SPP 2022 is dependent on an ESG-performance target. The performance targets for each individual tranche of the SPAs are set by the Supervisory Board annually at the time of issue. The Share Performance Plan 2022 and the Share Performance Plan 2017 are subject to certain restrictions with regard to issuance periods and allocation of awards to members of the Executive Board or selected executives.

On February 14, 2023, Evotec’s Management Board approved the U.S. Restricted Share Unit Plan (“U.S. RSU Plan”). The U.S. RSU Plan became effective May 31, 2023. The U.S. RSU Plan provides for the grant of restricted share units, which payment may be granted in the form of shares, American depository shares, each representing one-half of one Evotec SE ordinary share (ADSs), or cash amounts as the Management Board determines to be consistent with best interests of the Company, Evotec and its shareholders and in accordance with the purpose of the U.S. RSU Plan. The Group accounts for the U.S RSU Plan as settled in shares. The number of restricted share units granted in the 12 months period ended December 31, 2024 totaled 591,829. The exercise of the share units under the RSU does not require the achievement of any Key Performance Indicators. Therefore, the fair value of these share units of 7.07 USD has been determined based on the share price on the grant date and an assumed fluctuation rate of 5%.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

A summary of the status of the Share Performance and Restricted Share Plans as of December 31, 2024, 2023, 2022 and the respective changes during the year is presented as follows:

	December 31
	2024	2024	2023	2023	2022	2022
		Weighted		Weighted		Weighted
	Share	average	Share	average	Share	average
in k€	Awards	exercise price	Awards	exercise price	Awards	exercise price
	in thousands	in € per share	in thousands	in € per share	in thousands	in € per share
Granted SPAs/RSAs at the beginning of the year	2,004	1.00	1,505	1.00	1,325	1.00
SPAs/RSAs granted	536	1.00	886	1.00	469	1.00
Adjustment based upon KPI target achievement	134	1.00	28	1.00	—	1.00
Exercised SPAs/RSAs	(368)	1.00	(233)	1.00	(209)	1.00
Forfeited SPAs/RSAs	(392)	1.00	(182)	1.00	(80)	1.00
Expired SPAs/RSAs	(18)	1.00	—	1.00	—	1.00
SPAs/RSAs granted at the end of the year	1,897	1.00	2,004	1.00	1,505	1.00
Thereof exercisable	—	1.00	—	1.00	—	1.00

The SPAs in this table include RSPs and SSPs, prior year’s numbers included RSUs that are presented separately in the table below. Prior year numbers were adjusted accordingly.

Evotec’s average weighted share price at the exercise day of SPAs in financial year 2024 was € 15.49 (December 31, 2023: € 19.38; December 31, 2022: € 34.27). In the financial year 2024, 117,292 Awards (December 31, 2023: 227,555 Awards; December 31, 2022: 139,229 Awards) were given to the members of the Management Board. The SPAs and RSAs exercised in 2024 correspond to 367,720 shares (December 31, 2023: 233,083 shares; December 31, 2022: 344,458 shares).

A summary of the status of the Restricted Share Unit Plans as of December 31, 2024, 2023, 2022 and the respective changes during the year is presented as follows:

	December 31
	2024	2024	2023	2023	2022	2022
		Weighted		Weighted		Weighted
	Restricted	average	Restricted	average	Restricted	average
	Share Units	exercise	Share Units	exercise	Share Units	exercise
	(RSUs)	price	(RSUs)	price	(RSUs)	price
		in € per		in € per		in € per
	in thousands	share	in thousands	share	in thousands	share
Granted RSUs at the beginning of the year	567	—	—	—	—	—
RSUs granted	592	—	603	—	—	—
Exercised RSUs	(161)	—	—	—	—	—
Forfeited RSUs	(249)	—	(36)	—	—	—
RSUs granted at the end of the year	749	—	567	—	—	—
Thereof exercisable	—	—	—	—	—	—

The Awards in this table only include RSUs

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The fair values of the grant of SPAs and RSAs were estimated on the date of grant using a Monte-Carlo-Simulation model with the following assumptions:

	SPP 2022	RSP 2020	SPP 2022	RSP 2020	RSP 2020
	granted	granted	granted	granted	granted
	March	October	March	October	May
	2024	2023	2023	2022	2022
Risk-free interest rate in %	2.48	2.66	2.84	2.03	0.57
Volatility of the Evotec SE share in %	49.00	45.00	50.00	51.00	45.00
Volatility of the TecDAX index in %.	15.00	—	24.00	—	—
Fluctuation in %	0.0 - 5.0	5.0	5.00	5.00	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00	1.00
Share price on the day of issue in €	13.11	16.79	16.67	19.47	25.26
TecDAX index price on the day of issue in points	3,422.55	—	3,202.25	—	—
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €	9.79	—	12.36	—	22.87
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €	11.17	15.91	17.07	18.57	24.29

	SPP 2017	RSP 2020	RSP 2020	SPP 2017
	granted	granted	granted	granted
	January	October	May	February
	2022	2021	2021	2021
Risk-free interest rate in %	(0.46)	(0.43)	(0.57)	(0.78)
Volatility of the Evotec SE share in %	37.00	35.00	40.00	42.00
Volatility of the TecDAX index in %.	17.00	—	—	29.00
Fluctuation in %	0.0 - 5.0	5.00	0.0 - 5.0	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00
Share price on the day of issue in €	34.90	44.98	35.49	32.25
TecDAX index price on the day of issue in points	3,411.87	—	—	3,375.67
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €	31.30	—	33.50	31.34
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €	33.66	43.96	34.47	36.65

For all SPAs, RSAs and RSUs, a total of € 4,899k was recognized as current service cost in operating expenses in the consolidated statement of income in 2024 (2023: € 9,630k and 2022: € 9,919k). This amount includes an income of € 2,231k that is predominantly related to forfeited share performance awards and restricted share awards of former Management Board members (2023: € 2,456k; 2022: € 2,791k, expense in both years). The expenses related to accelerated vesting are included in the current service costs.

The performance measurement period for all issues started on January 1 of the respective year. An expected dividend yield of zero applies to all models. Depending on the nature of the respective plan, the expected duration is either four or five years. The expected volatilities are based on the historical volatilities of the year prior to the grant date.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(13) Provisions

- Accounting principles -

Provisions are recognized if as a result of past events, the Group has:

–	a present legal or constructive obligation,
–	the amount can be estimated reliably, and,
–	it is more likely than not that an outflow of resources will be required to settle the obligation.

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

Reorganization provisions are recognized when the Group has a constructive obligation, which is when:

–	there is a detailed formal plan that identifies the business or parts of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
–	the employees affected have been notified of the plan’s main features.

- Provision -

The current provisions consist of the following:

	December 31,	December 31,
in k€	2024	2023
Other personnel expenses	31,317	41,490
Pensions	1,572	2,184
Other provisions	9,858	1,491
Reorganization	19,473	—
Total current provisions	62,219	45,165

The non-current provisions consist of the following:

	December 31,	December 31,
in k€	2024	2023
Pensions	10,223	11,985
Other personnel expenses	1,315	2,164
Other provisions	2,918	1,913
Reorganization	5,128	—
Total non-current provisions	19,585	16,063

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The following table summarizes the development of total provisions recorded during 2024:

				Foreign	Remeasurement
	Jan 1,		Business	currency	through			Dec 31,
	2024	Additions	combination	exchange	OCI	Consumption	Release	2024
	k€	k€	k€	k€	k€	k€	k€	k€
Other personnel expenses	43,654	21,823	(219)	477	—	31,284	1,820	32,632
Pensions	14,170	3,248	(12)	22	(1,217)	2,694	1,721	11,795
Other provisions	3,404	23,785	(757)	189	—	11,723	2,123	12,776
Reorganization	—	68,459	(36)	69	—	32,291	11,599	24,601
Total	61,228	117,315	(1,024)	757	(1,217)	77,992	17,264	81,804

The following table summarizes the development of total provisions recorded during 2023:

				Foreign	Remeasurement
	January 1,		Business	currency	through			Dec 31,
	2023	Additions	combination	exchange	OCI	Consumption	Release	2023
	k€	k€	k€	k€	k€	k€	k€	k€
Other personnel expenses	48,699	43,573	—	91	—	37,851	10,858	43,654
Pensions	14,261	1,215	—	8	—	735	579	14,170
Other provisions	7,877	1,303	—	(179)	—	1,011	4,588	3,404
Reorganization	—	—	—	—	—	—	—	—
Total	70,837	46,091	—	(80)	—	39,597	16,025	61,228

The provision for personnel expenses mainly consists of bonus accruals (December 31, 2024: € 9,662k; December 31, 2023: € 13,817k) and accrued vacation (December 31, 2024: € 17,018k; December 31, 2023: € 18,454k). The provision for pensions mainly relates to pensions in France (see Note 12).

The other provisions mainly consist of accrued audit fees (December 31, 2024: € 3,675k; December 31, 2023: € 1,964k), a provision related to the disposal of Evotec’s Recursion (formerly Exscientia) shares (December 31, 2024: € 5,125k; December 31, 2023: € 0k) as well as restoration provisions (December 31, 2024: € 2,823k; December 31, 2023: € 1,598k).

-Reorganization-

On April 24, 2024 as part of the publication of the 2023 Annual Results, the Group announced that it was currently assessing its current footprint and activities. As of December 31, 2024, the Group has recognized a provision of € 24,601k to cover the expected and estimated costs associated with the remaining reorganization efforts of its activities in the countries in which it operates. This resulted in the closure of the Site of Marcy (France), the discontinuation of the Gene Therapy operation in Orth (Austria), the rationalization of the Real Estate Footprint in Germany with the closure or vacation of facilities in Cologne, Göttingen and Hamburg, as well as the UK. 280 employees have been impacted by the reorganization. Due to a true-up per December 31, 2024, € 11,599k of the initially expected costs of € 68,459k have been reversed.

On November 2, 2024, the Group signed a SPA with Monacum partners to dispose of the Operation of Evotec DS in Halle (Germany). The Agreement closed on December 2, 2024.

As part of this Agreement, the Group sold the operations for € 1. The amount of cash over which control was lost amounts to € 4,000k. In Addition, current assets other than cash (€ 4,450k), non-current assets (€ 65k), current liabilities (€ 3,514k) and non-current liabilities (€ 3,545k) of the former subsidiary were disposed as part of the transaction.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(14) Financial Risk Management

- Liquidity Risk-

Revenue fluctuations, external events and changes in the business environment might negatively impact the Group’s short- to mid-term profitability and cash reserves. To actively address any related risk, the Group’s management has defined minimum liquidity levels and prepared a scenario planning to safeguard its cash position. The Group believes that existing liquidity reserves are sufficient to cope with the cumulative impact of all identified risks. The Group currently has sufficient liquidity reserves, due to a public placement in the United States in 2021 and securing additional external debt financing in 2023, most significantly a EUR 150m unsecured loan facility from the European Investment Bank. Further, in July 2024, the Company secured a €250 million senior secured RCF to strengthen its liquidity position, supporting investments, working capital needs, and future growth. The RCF was intended as a backup credit line rather than a critical financing instrument. In the third quarter of 2024, we revised our financial performance guidance for the year, which created unexpected pressure on our debt covenants, including the net debt leverage covenant associated with the newly signed RCF. Draw stop and covenant waiver remain in place until us and our lenders renegotiate the RCF terms, reflecting the updated credit situation, in the second half of 2025. The liquidity risk resulting from the draw stop is limited, as we maintain sufficient operational liquidity to cover our funding needs for the year 2025.

The option of increasing capital is always considered. This additional financing might be required if new business opportunities arise. The Group does not intend to engage in projects unless adequate funding is allocated or secured. Given the current business environment with economic and political uncertainties, the Group assesses the associated liquidity risks still to be low (previous year: low).

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

Currency exchange movements also impact the Group’s reported liquidity primarily through the translation of liquid assets held in U.S. Dollars or Pound Sterling into Euros. A portion of the funds is held in currencies other than Euro to meet local operating needs. Political and economic uncertainties remain at a higher level causing volatility in the market.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The contractual maturities of the financial liabilities, including the estimated interest payments as of December 31, 2024 and 2023 are shown in the following tables:

	December 31, 2024
	Carrying	Contractual	Due in	Due in	Due in more
	amount	Cash flow	1 year	2 - 5 years	than 5 years
	k€	k€	k€	k€	k€
Non-derivative financial liabilities
Loans	(287,556)	(301,238)	(7,911)	(196,055)	(97,272)
Lease obligations	(151,863)	(175,081)	(24,548)	(90,484)	(60,048)
Contingent consideration	—	—	—	—	—
Trade accounts payable	(85,792)	(85,792)	(85,792)	—	—
Other financial liabilities	(5,430)	(5,430)	(4,118)	(1,312)	—
Total non-derivative financial liabilities	(530,643)	(567,542)	(122,370)	(287,851)	(157,320)
Derivative financial liabilities
Foreign currency forwards	(4,139)	(4,139)	—	—	—
Total derivative financial liabilities	(4,139)	(4,139)	—	—	—

	December 31, 2023
	Carrying	Contractual	Due in	Due in	Due in more
	amount	Cash flow	1 year	2 - 5 years	than 5 years
	k€	k€	k€	k€	k€
Non-derivative financial liabilities
Loans	(437,058)	(448,999)	(133,666)	(159,790)	(155,542)
Lease obligations	(189,140)	(204,291)	(23,476)	(91,682)	(89,132)
Contingent consideration	(311)	(334)	(334)	—	—
Trade accounts payable	(134,319)	(134,319)	(134,319)	—	—
Other financial liabilities	(23,960)	(23,960)	(22,572)	(1,387)	—
Total non-derivative financial liabilities	(784,787)	(811,902)	(314,368)	(252,860)	(244,674)
Derivative financial liabilities
Interest rate swaps/Foreign currency forwards	(193)	(193)	(60)	(133)	—
Total derivative financial liabilities	(193)	(193)	(60)	(133)	—

- Currency Risk-

The Group is exposed to foreign exchange risk as the Group entities enter into revenues, purchases, and other transactions in a currency other than the functional currency of the respective Group entity. The functional currencies of the Group entities are mainly Euro, US Dollar and British Pound. In the course of their ordinary business activities, the Group companies are exposed in particular to exchange rate fluctuations between US Dollar, British Pound and Euro. The amount of exchange differences recognized in the consolidated income statement except for those arising on financial instruments measured at fair value through profit or loss in accordance with IFRS 9 is a net gain of € 12,956k in financial year 2024 (2023: net loss € (1,229)k).

The table below shows the average exchange rates as well as the exchange rates as of December 31, 2024 and December 31, 2023, in each case against the Euro:

	Annual average exchange rate		Closing rate Dec 31
	2024	2023	Dec. 31
	Jan 1 - Dec 31	Jan 1 - Dec 31	2024	2023
	€	€	€	€
USD	1.0824	1.0813	1.0389	1.1050
GBP	0.8466	0.8698	0.8292	0.8690

Evotec Group

Notes to consolidated financial statements for the financial year 2024

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

	2024
	USD		GBP		EUR
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	13,834	(13,834)	2,994	(2,994)	16,828	(16,828)
Result	13,834	(13,834)	2,994	(2,994)	16,828	(16,828)

	2023
	USD		GBP		EUR
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)
Result	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)

	2022
	USD		GBP		EUR
k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	31,007	(31,007)	3,967	(3,967)	34,974	(34,974)
Result	31,007	(31,007)	3,967	(3,967)	34,974	(34,974)

The Group manages foreign exchange exposure by incurring certain expenses in the currency of the local operating business and through selected hedging transactions such as foreign currency forward contracts. The hedging instruments used do not expose the Group to any significant additional risk. The objective of these transactions is to reduce the exposure of exchange rate fluctuations of the Group’s foreign currency denominated cash flows. The Group does not enter into derivative transactions for trading or speculative purposes. Foreign currency contracts are accounted for at fair value. Foreign currency derivative accounting gains and losses are included in non-operating income and expense amounted to a net loss of € (8,926)k in financial year 2024 (2023: net gain € 8,360k, 2022: net gain € 9,424k). The realized and unrealized FX losses in 2024 mainly result from unfavorable FX forwards from the second half of the year.

Derived regularly from the summarized quantitative data about the Group’s currency risks, based on the report to the Management Board, the expected future USD cash flows which should be hedged with USD/GBP forward contracts and USD/EUR forward contracts are determined. As of December 31, 2024, cash flows of USD 114,600k (December 31, 2023: USD 233,000k, December 31, 2022: USD 394,039k), of which USD 84,000k was hedged against the Euro (December 31, 2023: USD 173,000k, December 31, 2022: USD 349,639k), and USD 30,600k was hedged against the GBP (December 31, 2023: USD 60,000k, December 31, 2022: USD 44,400k), as well as cash outflows of € 0k against the GBP (December 31, 2023: € 3,900k, December 31, 2022: € 8,400k).The fair value of cash and cash equivalents, trade receivables and trade payables approximate their carrying amount due to their short-term nature. Financial assets are accounted for at the trade date.

-Interest Rate Risk-

The Group is exposed to interest rate risk through variable interest-bearing loans as well as current investments in Germany, but also at our foreign entities. The fair value of debt varies from the carrying amount if there is a difference between the underlying interest rate to the market interest rate.

These interest rate risks are considered immaterial.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Credit Risk-

Credit risk is the risk of financial loss to the Group if a customer fails or partly fails to meet any of its contractual obligations and arises primarily from the receivables from customers, contract assets and investment securities. The maximum exposure to credit risk for trade receivables at the reporting date by geographic region is as follows:

	December 31, 2024	December 31, 2023
	k€	k€
USA	59,084	38,709
Europe	40,499	44,395
Rest of the world	16,528	13,129
	116,111	96,233

The maximum credit risk of the contract assets corresponds to the carrying amounts and amounted to € 46,034k at year-end (December 31, 2023: € 25,000k). The maximum credit risk of short-term investments corresponds to the carrying amounts and amounted to € 90,413k at year-end (December 31, 2023: € 93,203k).

The Group has exposure to credit risk primarily with respect to its third-party receivables. The Group continuously assesses the solvency of its customers and maintains an appropriate specific allowance for bad debts, which is derived from the expected collectability of all receivables from third parties. The Group’s receivables from third parties are unsecured and not secured by any liens from customers. On December 31, 2024, 9% of trade account receivables were due from one customer (December 31, 2023: 6%). Any default risks with regards to trade receivables are mainly limited by geographical diversification of customers and by the Group’s monitoring procedures.

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

The following table shows the total assets, equity as well as equity ratio and net cash (cash and cash equivalents minus current and non-current loan liabilities and current and non-current finance lease obligations):

	December 31, 2024	December 31, 2023
	k€	k€
Balance sheet total	1,912,502	2,252,468
Equity attributable to Shareholders of Evotec SE	952,525	1,119,908
Equity ratio in (%)	49.8%	49.7%
Net cash	(133,033)	(115,289)

The Group remains well financed with an equity ratio relating to equity attributable to the Group’s shareholders of 49.8% as of December 31, 2024 (December 31, 2023: 49.7%) and currently has no necessity to raise capital to maintain its operations in the near to mid-term. However, the option to increase capital must always be considered if new opportunities arise in terms of M&A or in-licensing which require additional financing. Furthermore, the acquisition of anchor investors can be of strategic importance for the company.

No minimum capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options based on miscellaneous stock option plans as well as SPA on the basis of Share Performance Plans (see Note (12)).

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(15) Fair Value of financial assets and liabilities

-Accounting Principles-

For financial reporting purposes, financial instruments are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are as follows:

-	Level 1 – inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the company can access at the measurement date.
-	Level 2 – all significant inputs (other than quoted prices included within Level 1) are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).
-	Level 3 – one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, for the asset or liability.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

-Fair Values-

The following table shows the fair value of the financial assets and liabilities measured at fair value and financial liabilities measured at amortized cost together with the corresponding carrying amounts from the statement of financial position as of December 31, 2024 and December 31, 2023 and their respective fair value level. For financial assets measured at amortized cost the carrying amount approximates the fair value.

	December 31, 2024
	Carrying
in k€	amount	Fair value	Level 1	Level 2	Level 3
Financial assets
Equity instruments	31,962	31,962	—	12,180	19,781
Other financial assets	2,127	2,127	—	—	2,127
Financial assets carried at FVtPL	34,089	34,089	—	12,180	21,909
Equity instruments	2,409	2,409	2,409	—	—
Short - term investments	93,975	93,975	93,975	—	—
Financial assets carried at FVtOCI	96,384	96,384	96,384	—	—
Derivative financial instruments	—	—	—	—	—
Financial assets carried at fair value	130,472	130,472	96,384	12,180	21,909

Financial liabilities
Contingent consideration	—	—	—	—	—
Financial Liabilities carried at FVtPL	—	—	—	—	—
Derivative financial instruments	(4,139)	(4,139)	—	(4,139)	—
Financial liabilities carried at fair value	(4,139)	(4,139)	—	(4,139)	—
Trade account payables	(85,792)	(85,792)	—	—	—
Loans and borrowings	(287,556)	(253,245)	—	—	—
Other liabilities	(153,175)	(153,175)	—	—	—
Carried at (amortized) costs	(526,523)	(492,213)	—	—	—
Total financial liabilities	(530,662)	(496,351)	—	(4,139)	—

Evotec Group

Notes to consolidated financial statements for the financial year 2024

	December 31, 2023
	Carrying
in k€	amount	Fair value	Level 1	Level 2	Level 3
Financial Asset
Equity instruments	128,109	128,109	81,417	9,543	37,149
Other financial assets	3,179	3,179	—	—	3,179
Financial assets carried at FVtPL	131,288	131,288	81,417	9,543	40,328
Equity instruments	7,484	7,484	7,484	—	—
Short-term investments	321,550	321,550	321,550	—	—
Financial assets carried at FVtOCI	329,034	329,034	329,034	—	—
Derivative financial instruments	6,137	6,137	—	6,137	—
Total financial assets carried at fair value	466,459	466,459	410,451	15,680	40,328

Financial liabilities
Contingent consideration	(311)	(311)	—	—	(311)
Financial Liabilities carried at FVtPL	(311)	(311)	—	—	(311)
Derivative financial instruments	(193)	(193)	(193)	—	—
Financial liabilities carried at fair value	(504)	(504)	(193)	—	(311)
Trade account payables	(134,319)	(134,319)	—	—	—
Loans and borrowings	(437,058)	(380,204)	—	—	—
Other liabilities	(190,527)	(190,527)	—	—	—
Carried at (amortized) costs	(761,904)	(705,050)	—	—	—
Total financial liabilities	(762,408)	(705,554)	(193)	—	(311)

Short-term investments include investments which are measured at FVtOCI in the amount of € 90,413k (2023: € 83,203k), thereof pledged cash that fails to meet the definition of Cash and Cash Equivalents € 20,483k (2023: € 0k), as well as money market funds that are included in cash and cash equivalents on the balance sheet in the amount of € 3,562k (2023: € 238,346k) and are measured at FVtOCI.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

Other Financials Assets carried at Fair Value through Profit & Loss consists of convertible loans granted to long-term investments in accordance with IFRS 9 in the amount of € 2,127k (December 31, 2023: € 3,179k). The following tables show the development in financial years 2024 and 2023 of the fair values of Level 3:

	Equity Instruments
	and other	Contingent
in k€	financial assets	consideration
Balance as of January 1, 2024	40,328	(311)
Additions	11,544	—
Disposal	—	311
Transfer from Level 2 to Level 3	9,543	—
Transfer from Level 3 to Level 2	(6,750)	—
Fair Value Change	(32,161)	—
Conversion of loans to Investments in associates and Joint ventures	(800)	—
Balance as of December 31, 2024	22,503	—

	Equity Instruments
	and other	Contingent
in k€	financial assets[1]	consideration
Balance as of January 1, 2023	53,875	(306)
Additions	14,028	—
Disposal	(3,523)	—
Transfer from Level 2 to Level 3	—	—
Transfer from Level 3 to Level 2	(10,909)	—
Fair Value Change	(13,144)	(5)
Conversion into Investments in associates and Joint ventures	—	—
Balance as of December 31, 2023	40,328	(311)

The effects recognized in the income statement above from the adjustment of the fair values at level 3 were included in the consolidated income statement under “Other operating income” and “interest expense”. The two biggest investments included in Additions relate to Curie Bio Seed Fund I (2024: € 2,214k; 2023: € 1,648k) and Mission BioCapital (2024: € 1,390k; 2023: € 1,495k). The two biggest Fair Value changes relate to long-term investments in Blacksmith Medicines (2024: € (9,917)k; 2023:€ 0k) and Immunitas Therapeutics (2024: € (5,499)k; 2023: € 0k).

For the fair value of the level 3 hierarchy, possible alternative assumptions of significant unobservable inputs would have ceteris paribus the following effects as of December 31, 2024 and 2023:

	2024		2023
	Net result		Net result
	Increase	Decrease	Increase	Decrease
	k€	k€	k€	k€
Contingent consideration
Discount rate (change of 1.5%-points)	—	—	(3)	3

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(16) Shareholder´s Equity

As of December 31, 2024, 177,553,456 shares of Evotec SE with a nominal value of € 1.00 per share are issued and outstanding.

The stock options exercised in 2024 have an average exercise price of € 1.00 per share, the same as the average exercise price for stock options exercised in 2023.

The conditional capital of Evotec SE as of December 31, 2024 consists of 12,172,773 shares available for the Share Performance Plans and the Stock Option Plans and 35,390,530 shares available for the issuance of no-par value bearer shares to holders or creditors of convertible bonds and/or bonds with warrants, profit participation rights and/or income bonds (or a combination of these instruments). Evotec SE may grant these on the basis of the resolution of the AGM on June 22, 2022. The remaining conditional capital of Evotec SE as of December 31, 2024, thus amounts to a total of 47,563,303 shares.

Pursuant to Section 5 (5) of the Company’s Articles of Association, the Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital by up to € 35,321,639 by issuing new shares against cash or non-cash contributions on one or more occasions until June 21, 2025.

As of December 31, 2024, Evotec holds 167,415 treasury shares (December 31, 2023: 249,915), representing 0.1% (December 31, 2023: 0.1%) of Evotec’s total share capital as of December 31, 2024.

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

-Earnings per share-

The weighted average number of ordinary shares is calculated as follows:

Shares in thousands	2024	2023	2022
Issued shares 1. Jan.	177,186	176,953	176,608
Treasury shares 1. Jan.	(250)	(250)	(250)
Effect of weighted average stock options exercised	359	214	316
Weighted Average Number of Shares Outstanding Dec 31.	177,295	176,917	176,674

Diluted net income per share is computed by dividing the surplus attributable to shareholders of Evotec SE, by the weighted-average number of ordinary shares and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options and SPA are common stock equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive. In 2024, the number of potentially dilutive shares to be issued from stock options and SPA amounted to 2,079,768 (2023: 1,000,455). For calculating the diluted net result per share, the resulting dilutive shares are included from the beginning of the period. Diluted and non-diluted earnings per share are identical as all share equivalents are anti-dilutive.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(18) Commitments and contingencies

- Lease obligations-

The future minimum lease payments under non-cancellable lease agreements but not yet commenced, are as follows:

	Dec 31	Dec 31
	2024	2023
	k€	k€
Less than one year	2,086	1,192
Between one and five years	14,304	14,304
More than five years	37,250	38,144
Total	53,640	53,640

In addition, the Group maintains leases which were not recognized in accordance with the exemptions in IFRS 16. These amounts are not material and therefore not presented here.

-Other Commitments and Contingencies-

The future minimum payments associated with miscellaneous commitments total approximately € 89,284k at December 31, 2024 (December 31, 2023: € 80,367k), of which € 20,743k relate to asset purchase commitments. The remaining amount of € 68,541k is related to long-term commitments in connection with facility expenses as well as contracted, non-milestone based capital calls in relation with the Group´s investments in associates and long-term investments.

In addition, as of December 31, 2024, contingent liabilities in relation with milestone-based commitments in connection with the Group´s long-term investments amounted to € 6,604k (December 31, 2023: € 9,122k).

The Group is not aware of any material actual or threatened litigation as of December 31, 2024.

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

in k€	2024	2023	2022
Sales of goods and services	3,664	16,661	36,677
Receivables from related parties	208	2,164	4,071

(20) Auditor’s remuneration

BDO AG, Wirtschaftsprüfungsgesellschaft (BDO) has served as our independent registered public accounting firm for the year ended December 31, 2024 and December 31, 2023.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The following table sets out the aggregate fees for professional audit services and other services rendered exclusively by BDO and other firms in the BDO network in 2024, 2023 and 2022:

in k€	2024	2023	2022
Audit fees	3,786	4,088	2,460
Audit-related fees	20	60	43
Audit fees related to prior year audit	738	1,504	402
All other fees	—	—	77
Total	4,544	5,651	2,982

Audit fees aggregate fees charged by BDO network firms for auditing our consolidated financial statements and statutory and other regulatory filings or engagements of Evotec SE and its subsidiaries.

The Audit Committee has approved the audit fees and all the fees for other assurance services for the years 2024 and 2023. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

(21) Other disclosures

German law in accordance with the European Directives on Accounting and the Corporate Governance Codex requires the following additional disclosures.

a) Number of Employees

As of December 31, 2024, the Company employed 4,827 individuals worldwide (December 31, 2023: 5,061). In 2024, a total of 3,909 employees worked in operations (2023: 4,118), and 918 worked in sales and administration (2023: 943). The decrease is due to a headcount reduction as part of the reorganization in the second half of the year.

b) Corporate Governance Code

According to Sec 161 AktG, the Management Board and Supervisory Board issued statement of compliance with regard to the German Corporate Governance Code. This statement has been made accessible to the Company’s shareholders in the ‘Invest’ section on Evotec’s website (https://www.evotec.com/en/sustainability/governance).

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(c) Consolidated subsidiaries and equity investees

Information below shows Evotec’s direct and indirect voting rights in their subsidiaries and other investments. Evotec’s direct and indirect voting rights in dormant companies are not included.

2024
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

Evotec Group

Notes to consolidated financial statements for the financial year 2024

2024
Company’s
voting
rights
%
Associates
Breakpoint Therapeutics GmbH, Hamburg, Germany	34.03
Centauri Therapeutics Ltd., Cheshire, UK	19.37
Dark Blue Therapeutics Ltd., Oxford, UK	22.45
EIR Biotherapies S.r.l., Mirandola (MO), Italy	39.66
Eternygen GmbH, Berlin, Germany*	24.97
Quantro Therapeutics GmbH, Vienna, Austria	38.79
TAG Therapeutics GmbH, Vienna, Austria	20.16
Topas Therapeutics GmbH, Hamburg, Germany	23.86

Other Investments
Aeovian Pharmaceuticals Inc., San Francisco, USA	3.32
ArgoBio SAS, Paris, France	8.87
Aurobac Therapeutics SAS, Lyon, France	12.50
Autobahn Labs, LLC, Palo Alto, CA USA	10.53
Blacksmith Medicines Inc., San Diego, CA USA	17.97
Cajal Neuroscience Inc., Seattle, USA	1.58
Carma Fund I, Munich, Germany	10.00
Carrick Therapeutics Inc., Boston, USA	2.86
Celmatix Inc., New York, USA	7.38
Curie Bio LLC, Boston, USA	0.11
Curie Bio Seed Fund I LP, Boston, USA	2.83
Extend S.r.l., Rome, Italy	10.00
Fibrocor LLP, Toronto, Canada	16.26
Fibrocor Therapeutics, Inc., Toronto, Canada	8.37
IMIDomics Inc., San Rafael, CA, USA	6.68
Immunitas Therapeutics Inc.*, Waltham, USA	5.48
Leon Nanodrugs GmbH, Munich, Germany	10.93
Mission BioCapital V LP, Cambridge, USA	3.64
OxVax Ltd., Oxford, UK*	15.33
Pluristyx Inc., Seattle, USA	5.86
Sernova Corp., Ontario, Canada	4.77
Verto Therapeutics Inc., Boston, USA	5.64
Tubulis GmbH, Munich, Germany	8.10
*	in liquidation

The former Evotec (München) GmbH, Martinsried, Germany was merged with Evotec International GmbH, Hamburg, Germany. The former Evotec Drug Substance (Germany) GmbH, Halle, Germany was sold to an external investor. Further information regarding this transaction can be found in note 13.

Associates and joint ventures are accounted for using the equity method.

In Q1 2024, Evotec’s share in Autobahn Labs, LLC, Palo Alto, CA USA was diluted and the corresponding investment is no longer accounted for using the equity method and measured at fair value according to IFRS 9.

The Group’s investments in subsidiaries, associates and joint ventures are not hedged as these currency positions are considered to be long-term in nature.

Evotec Group

Notes to consolidated financial statements for the financial year 2024

(d) Management Board

Dr Christian Wojczewski, Chemist, Munich, Germany (Chief Executive Officer, since July 2024)

Dr Mario Polywka, Chemist, Oxfordshire, United Kingdom (Interim Chief Executive Officer, from January 2024 until June 2024)

Dr Werner Lanthaler, Business Executive, Hamburg, Germany (Chief Executive Officer, Chairperson of the Board until January, 2024),

Dr Cord Dohrmann, Biologist, Göttingen, Germany (Chief Scientific Officer),

Laetitia Rouxel, Business Executive, Clarens, Switzerland (Chief Financial Officer, until February 2025),

Paul Hitchin, Business Executive, Amsterdam, Netherlands (Chief Financial Officer, since March 2025),

Aurélie Dalbiez, Business Executive, Munich, Germany, (Chief People Officer, since June 2024),

Dr Craig Johnstone, Business Executive, Castillon-Savès, France (Chief Operating Officer, until December 2024) and

Dr Matthias Evers, Biochemist / Business Executive, Hamburg, Germany (Chief Business Officer, until September 2024).

The remuneration granted to the members of the Management Board for the financial years 2024 and 2023 are shown below:

in k€	2024	2023
Short-term employee benefits	4,238	3,685
Termination benefits	1,360	—
Stock-based compensation	(2,231)	3,611
Total Remuneration	3,367	7,296

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The Members of the Management Board who hold additional memberships in supervisory boards and memberships in comparable governing bodies of enterprises are listed below.

Dr Mario Polywka
Non- Executive Director:
Blacksmith Medicines Inc, San Diego/USA (not listed)
C4X Discovery Holdings PLC, Manchester/UK (listed on the London Stock Exchange) (until January 2024)
Exscientia plc (now Recursion Inc.), Oxford/UK (listed on the NASDAQ) (until December 2024)
Orbit Discovery Limited, Oxford/UK (listed on the NASDAQ)

Dr Cord Dohrmann
Member of the Supervisory Board:
Eternygen GmbH, Berlin/DE* (not listed)
Breakpoint Therapeutics, Hamburg/DE* (not listed)

* Associated company of Evotec

Dr Matthias Evers
Non - Executive Member of the Board of Directors:
Angelini Ventures S.p.A., Rome/Italy (not listed)
IMIDomics Inc., San Rafel, CA/U.S.A. (not listed) (since September 2024)

Founder/CEO
Elbbridge GmbH, Hamburg/Germany (since September 2024)

(e) Supervisory Board

Prof. Dr Iris Löw-Friedrich, Member of the Management Board (Chief Medical Officer) of UCB S.A. (until July 2024) (listed on the Euronext Brussels/BE); Chairwoman of the Supervisory Board and Chairwomen of the Remuneration and Nomination Committee.

Roland Sackers, Chief Financial Officer and Managing Director of QIAGEN N.V. (listed on the Frankfurt Stock Exchange, Swiss Exchange, New York Stock Exchange and Luxembourg Stock Exchange); Vice Chairman of the Supervisory Board and Chairman of the Audit and Compliance Committee.

Camilla Macapili Languille, Deputy CEO, Mubadala Direct Investments (not listed); Member of the Supervisory Board.

Wesley Wheeler, CEO of LabConnect; Member of the Supervisory Board (since June 2024):

Dr Elaine Sullivan, Non-executive Director and Independent consultant; Member of the Supervisory Board (until June 2024).

Dr Constanze Ulmer-Eilfort Partner in the law firm Peters, Schönberger & Partner (not listed); Member of the Supervisory Board and Chairwoman of the ESG Committee.

Dr Duncan McHale, Co-founder and Director of Weatherden Ltd. (not listed), Member of the Supervisory Board (since June 2024)

Evotec Group

Notes to consolidated financial statements for the financial year 2024

The remuneration accrued of the Supervisory Board in the financial year was as follows:

in k€	2024	2023
Total renumeration of the supervisory board	641	520

In the financial years 2024, the compensation per Supervisory Board member amounted to € 65k per year (2023: € 50k). The Chairperson receives € 125k (2023: € 125k) and its deputy € 105k (2023: € 60k) in the financial year 2024. The members of Supervisory Board committees receive € 15k (2023: € 10k) per committee; the chairperson of a committee receives € 30k (2023: € 25k).

In the financial years 2024 and 2023, there was no share-based remuneration.

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

The members of the Supervisory Board and their additional memberships in supervisory boards and members in comparable governing bodies of enterprises according to Sec 125 (1) sentence 5 AktG are listed in the following:

Prof. Dr. Iris Löw-Friedrich
Chair of the Company / Supervisory Board:
Celosia Therapeutics Pty Ltd., New South Wales/AU (not listed)

Member of the Supervisory Board:
Fresenius SE & Co. KGaA, Bad Homburg/DE (listed on the Frankfurt, Düsseldorf and Munich Stock Exchange)

Roland Sackers
Member of the Board of Directors:
Bio Deutschland e.V., Berlin/DE (not listed)

Dr. Elaine Sullivan
Member of the Supervisory Board/Observer: (since November 2023; application for election to the Board of Directors in 2024):
Zealand Pharma A/S, Søborg/DK (listed on the NASDAQ Copenhagen) (since December 2023)

Non-executive Director:
Active Biotech AB, Lund/SE (listed on the NASDAQ OMX Nordic Exchange Stockholm)
(until May 2023)
Nykode Therapeutics ASA, Oslo/NO (listed on the Oslo Stock Exchange)
IP Group plc, London/UK (listed on the London Stock Exchange)
hVIVO plc (formerly Open Orphan plc), London/UK (listed on the London AIM and Euronext Growth Stock Exchange) (until May 2023)

Dr. Constanze Ulmer-Eilfort
Member of the Supervisory Board:
Affimed NV, Mannheim/Germany (listed on the NASDAQ New York)

Member of the Advisory Board:
Proxygen GmbH, Vienna/AT (not listed)
Dr Duncan McHale

Evotec Group

Notes to consolidated financial statements for the financial year 2024

Wesley Wheeler
Director of the Board:
Envirotainer A/S, Stockholm/SE (not listed)
Argenta Holdco Limited, London/UK (not listed)

Non-executive Director:
Mallinckrodt Pharmaceuticals, Dublin/IRL (since April 2024) (not listed; formerly listed on the NASDAQ)

Camilla Macapili Languille
Member of the Board of the Directors:
Globalfoundries Inc., New York/USA (listed on NASDAQ New York)
PCI Pharma Services, Philadelphia/USA (not listed)

(22) Subsequent events

On February 26, 2025, the company publicly announced that Laetitia Rouxel stepped down as Chief Financial Officer effective February 28, 2025. The Supervisory Board of Evotec SE appointed Paul Hitchin as new Chief Financial Officer and member of the Management Board with effect from March 1, 2025.

On March 3, 2025, Evotec SE drew € 43,961k from the EIB 2.0 facility. Consequently, there has been an increase of gross debt and a decrease of available credit lines.

Hamburg, April 14, 2025

Dr Christian Wojczewski	Aurélie Dalbiez	Dr Cord Dohrmann

Paul Hitchin