Form 20-F
period 2025-12-31
Evotec SE
filed 2026-04-08
CIK 1412558

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of outstanding ordinary shares as of December 31, 2025 was 177,778,907.

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

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”) and additionally as issued by the IASB. Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. dollars. Unless otherwise indicated, these translations for the financial information as of and for the years ended December 31, 2025 and 2024 were made at the rate of €1.00 to $1.175 obtained from the European Central Bank on December 31, 2025. The exchange rate is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 pm Central European Time. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could have been purchased upon exchange of Euros at the dates indicated. All references in this annual report to “$” mean U.S. dollars and all references to “€” mean Euros. Throughout this annual report, references to “ADSs” mean American Depositary Shares or ordinary shares represented by ADSs, as the case may be.

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

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified in the section titled “Risk Factors” in this annual report. The forward-looking statements in this annual report include, among others, statements regarding:

●	Our ability to innovate sufficiently and continually remain at the forefront of precision medicine, including with respect to our platform technologies and our investment into the discovery of new pipeline assets, such that we retain our existing customers, broaden, and deepen our customer relationships and gain new customers,
●	Our ability to find suitable partners or agree on acceptable terms regarding our unpartnered pipeline assets,
●	The ability and timing of our partners to develop successfully, conduct trials of, obtain regulatory approval for and commercialize our pipeline assets,
●	Our ability to allocate resources properly, retain the business of our existing customers, and successfully manage the expansion of our company, including with respect to our investments,
●	Whether we can obtain a positive return on our equity investments,
●	The impact of any pandemic similar to the COVID-19 pandemic, epidemic or outbreak, on our business, financial condition, results of operations, cash flows and prospects,

●	The Russia-Ukraine war, the instability in the Middle East and all its potential impacts such as significantly increasing energy prices and transport costs as well as supply bottlenecks and delays, growing risks of cyber-attacks, and risks of production interruptions at our sites, particularly because of restricted energy supplies. The impact on our results of operations and cash flows from period to period is affected by fluctuations in foreign exchange rates,
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws and anti-money-laundering laws and Sarbanes-Oxley Act (“SOX”),
●	Our ability to secure our information technology systems and the data stored therein, and prevent and remediate cyber-security incidents,
●	Our ability to obtain potentially substantial additional financing required to achieve our goals,
●	Our ability to take advantage of Research & Development (“R&D”) tax credits, grants, and tax loss carryforwards, and
●	Our ability to obtain sufficiently and timely, maintain, protect, defend and/or enforce our intellectual property (“IP”) rights.

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

Summary of Risks Associated with our Business

Our business is subject to several risks which you should be aware of before making an investment decision. These risks are discussed more fully in the section of this annual report titled “Risk Factors”. These risks include, but are not limited to, the following:

●	Our business is subject to the significant and increasing challenges that face the pharmaceutical and biotechnology industries,
●	Our business depends on our and our partners’ success in innovation and drug development, which is highly uncertain,
●	Drug discovery and innovation are subject to significant risks and increasing challenges,
●	Our operational business faces various performance-related risks,
●	Our company intends to develop and expand, which may encounter difficulties in managing our development and expansion efforts, which could disrupt our operations,
●	Our success depends on our ability to attract and retain senior management and key employees, including highly specialized scientific staff,
●	Our partners and we face intense competition in the biotechnology and pharmaceutical industries, also through technical developments,
●	The approval and sale of drug products are subject to extensive regulation, and accordingly our ability to generate revenue from our pipeline assets is uncertain,

●	Even if any of our pipeline assets are commercialized, they may not be accepted by physicians, healthcare payors, patients, or the medical community in general,
●	Our ability to comply with the applicable laws and regulations, export and import controls, sanctions, embargoes, anti-corruption laws, anti-money-laundering laws and SOX,
●	Geopolitical uncertainties such as the Russia-Ukraine war, the instability in the Middle East or an increasing escalation and expansion of trade conflicts with all its implications and effects - such as for example uncertainties in energy markets, supply bottlenecks, and increasing risks of cyber-attacks,
●	Our ability to fulfill all national and international regulations related to sustainability and environmental, social and governance (“ESG”) expecting us to identify, prevent, mitigate and ideally eliminate the extent of potential negative impacts or violations throughout our business activities and value chain,
●	Our efforts to obtain, maintain, protect, defend and/or enforce our IP may be inadequate and our business could be adversely affected as a result,
●	Our activities, and the activities of our customers, to comply with extensive government regulations to ensure patient health, and
●	Our ability to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal control over financial reporting.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

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

Strategic risks

Risks from strategic review

We have completed a strategic review, defined a new vision and purpose for the Group with a clear roadmap. A new strategy also bears the risk of execution. Failure to execute the strategy effectively could result in a misalignment with the company’s established and re-confirmed strengths, such as R&D expertise, scientific excellence and technology leadership potentially diminishing our competitive advantage. Additionally, rapid shifts in the biotech landscape or advancements by competitors during the transformation period could render the new strategy less effective.

While the strategy and vision is defined, it is also clear, that we have a transformation journey ahead. With Project Horizon (announced in March 2026), we are strengthening the way we operate. Structures, process and ways of working need to support reliable and efficient delivery as basis for sustainable growth. Operational excellence is one of the key levers expressed in the implementation of the strategy. The plans to improve the performance, reduce complexity and cost have not yet been confirmed as they are subject to regulatory and work council procedures. During this transitional period, there is a risk of uncertainty both within and outside the organization. This uncertainty could lead to potential delays in work, late decision-making, and unclear priorities. Further, delayed decision making, poor planning, insufficient resources, or ineffective project management could also lead to delays, cost overruns, or incomplete implementation. The transformation may also require substantial investment. If anticipated returns are not achieved, it could strain financial resources and impact long-term sustainability. Furthermore, unsuccessful execution or visible missteps could harm the company’s reputation among investors, partners, and the broader industry. Our discovery and preclinical development (D&PD) business faces potential risks arising from new or changing conditions, developments and events that could significantly impact our business model and, consequently, our ability to achieve our strategic objectives. Our strategy aims to cover the entire value chain of early research and pre-clinical development to improve patients’ lives by addressing a broad range of disease areas in collaboration with partners, using a modality-agnostic approach. Failure to successfully execute this strategy could negatively affect our future business performance and market capitalization. The risk of failure to achieve strategic targets depends thereby on internal and external factors.

Macroeconomic risks

We operate in a global environment, making us susceptible to macroeconomic risks that could significantly impact operations, financial performance, and strategic objectives. The ongoing Ukraine-Russia conflict the instability in the Middle East, together with the political climate in the United States pose significant risks to global economic stability. These factors can disrupt supply chains, increase costs for raw materials, and create uncertainty in key markets. For example, heightened geopolitical instability may lead to interruptions in the availability of critical resources or hinder global transportation networks, delaying delivery timelines and escalating operational expenses. The Ukraine-Russia conflict has already resulted in volatility in energy markets during the last years, with Europe being particularly impacted by volatile energy prices due to its reliance on natural gas imports.  Rising energy costs directly affect our operations, especially our higher energy-intensive manufacturing facilities. Changes in global trade policies and trade agreements continue to pose significant risks to our company. The pharmaceutical and biotech sector is characterized by particularly complex supply chains and a high proportion of imported intermediate products, Active Pharmaceutical Ingredients (“APIs”), and specialty chemicals. Trade policy measures such as new tariffs, trade barriers, non-tariff barriers (e.g., regulatory requirements), or export control restrictions may increase the cost of or delay the procurement of essential materials, thereby adversely affecting operational processes and R&D projects. Uncertainty in trade relationships — for example, as a result of geopolitical tensions between major economic and trading partners (e.g., the EU, the USA, China, and the UK) or changing regional sanctions regimes — may lead to higher import and export costs, longer processing times at customs, and increased administrative burdens. Such delays can be particularly critical for pharmaceutical intermediate products with short shelf lives as well as for clinical trial materials. Both geopolitical conflicts and evolving trade agreements exacerbate vulnerabilities in global supply chains. Delays or disruptions in sourcing key components, such as reagents, lab equipment, or specialized materials, could significantly impede research timelines or product development efforts.

Competitors and disruptive market participants

The biotechnology and pharmaceutical industries have experienced rapid growth in recent years but remain intensely competitive. We face the risk that competitors or disruptive market participants may replicate our business model or introduce innovative offerings that could render our services less competitive or even obsolete. Our mission is to discover and develop best- and first-in-class medicines for a broad range of difficult-to-treat diseases in collaboration with our partners. To achieve this, we have developed a comprehensive suite of fully integrated, next-generation technology platforms designed to transform drug discovery and development. These platforms enable significant improvements in drug quality, accelerate the discovery process, and reduce the high attrition costs often associated with traditional methodologies. To remain competitive, we must continuously innovate and provide cutting-edge solutions to its partners. Failure to do so could materially and adversely affect our business. Additionally, industry pressures such as intensified cost-containment measures, particularly on prescription drugs, impact our partners and may indirectly affect us. A contraction in the pharmaceutical and biotechnology industries due to pricing pressures could also materially impact our operations. We consistently invest in the development of cutting-edge technology platforms, services, and products to enhance our competitiveness and differentiation. Risks to keep pace with technological developments, such as the integration of Artificial Intelligence (“AI”) & In Silico technologies, could result in missed opportunities for automation, predictive analytics, and improved decision-making. For example, a lack of AI-driven systems for compound selection during drug screening could lead to inefficiencies and delays relative to competitors. Shortcomings in these areas could significantly disrupt operations, impair cash flows, and negatively impact our overall business strategy and performance. Competition poses further risks. Superior offerings from competitors could harm our market positioning, revenue, financial conditions, and overall strategy.  In 2025, 43% of the Company’s revenue came from three customers, and 74 customer alliances each generated over €1 million. Losing key customers to competitors could significantly impact us, especially as competition intensifies from cost-conscious Contract Research Organization (“CROs”) in Asia and Eastern Europe, which offer compelling alternatives for price-sensitive customers. The expansion of pharmaceutical companies into biotech services further increases outsourcing options, while emerging AI-driven biotech’s present growing competitive threats. These AI-focused companies are competing for deals and partnerships with major pharmaceutical firms and may enhance their wet lab capabilities, increasing competition in drug discovery. Our drug discovery and development efforts also face challenges from market players with greater resources or superior manufacturing capabilities. The success of our R&D efforts depends on the competitiveness of our pipeline products against existing or future therapies. If our products fail to stand out, this could increase uncertainty around future cash flows, adversely impacting its financial position and business strategy.

Partnership risks in Drug development and manufacturing

We face risks to successfully maintain strategic partnerships in drug development and manufacturing due to failure whereas some of the factors of success are beyond our control. For instance, if our customers change their strategic focus, unexpected or unfavorable study results arise, or customers are dissatisfied with our performance under existing agreements, contracts — including those foundational to our strategic relationships with key clients — could be terminated or scaled back with little or no notice. The termination of a major contract or simultaneous delays, cancellations, or conclusions of several agreements could significantly impact our strategic objectives and adversely affect our operating results. Additionally, we could be significantly affected by a decline in research spending by existing or potential customers or a reduction in outsourcing within the biopharma industry. While current market assessments suggest continued recovery, any disruptions could hinder our ability to meet growth expectations. We aim to serve as a source of innovative drug candidates for potential partners. While the strategy clearly focuses on the development of platforms, we are also advancing multiple active drug discovery and early development projects that we intend to license to partners for clinical development and commercialization -  mainly as proof of concept for the innovative platforms and technologies. If we fail to secure suitable partners or agree on acceptable terms, the company may be unable to generate returns from these projects. Moreover, changes in the commercial priorities of our partners could lead to strategic re-prioritizations or the discontinuation of certain projects or partnerships. In such cases we would assume the risks associated with further development and re-partnering efforts. A failure to secure new partners could result in additional costs and the loss of potential revenue streams, undermining the ability to achieve our strategic objectives. Pharmaceutical and biotech companies are increasingly outsourcing drug development and manufacturing to Contract Development and Manufacturing Organization (“CDMOs”) to reduce costs, access specialized expertise, and accelerate time-to-market. With Just – Evotec Biologics (“JEB”), we strategically focus on providing development and manufacturing services for antibodies, next-generation biologics, and biosimilars. Our innovative, integrated end-to-end continuous manufacturing platform is highly intensified, enabling significantly higher productivity within a smaller footprint compared to traditional batch manufacturing. With our strategic shift in 2025 to focus not only on late stage/commercial CDMO, but also on our core strength of technology and scientific leadership, Evotec is able to pivot more into a partner than a pure CDMO. This also reduces the dependency for growth on building and owning extensive JPOD infrastructure. Our commercial approach will pivot toward an asset lighter, higher margin business model. One that leverages best our proprietary technology, scales through partnerships, avoids the need for large upfront capacity investments, and delivers sustainable returns. However, risks remain. Inspection and approval of United States (“US”) sites by the U.S. Food and Drug Administration (“FDA”) is dependent upon our client base and their progression through drug development inclusive of late-stage clinical trials.  Internally, failing to meet client timelines, insufficient resources like raw material delays, technical batch failures, or the loss of key personnel could hinder progress in our business, potentially increasing costs.  Externally, clients may adjust portfolios or terminate partnerships for financial or market reasons, posing immediate financial risks. These challenges could impact our strategic objectives, reputation, and long-term financial targets.

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

Financial risks

Liquidity risk

Revenue fluctuations, external events, expenditures including initial costs of transformation and timing of benefits (Project Horizon), and changes in the business environment might negatively impact our short-to-medium term profitability and liquidity. We participate in scientific projects with milestone character in order to benefit financially from high success or specific results. However, these are usually linked to the successful achievement of an important scientific result, time restriction, or regulatory event, so that the outcome is uncertain due to the nature of scientific research and development (“R&D”). Therefore, despite our best efforts, there is a risk that these milestones will not be reached or will be reached later than planned, which may have a negative effect on the planned liquidity and margin. We may also be exposed to liquidity risks from long-term fixed-price contracts if the planned cash inflows in connection with these contracts are lower than expected and if cost increases (e.g. inflation) were not sufficiently factored in and negotiated when the contracts were concluded. As of December 31, 2025, we had € 476.4 m in cash, cash equivalents and investments. We may adjust the timing of our funding activities as our operating plan evolves, including the possibility of seeking additional resources earlier than previously anticipated through various available options. Even though we believe our current liquidity is adequate for our operating plans, we may still pursue incremental funding to enhance financial flexibility or to support strategic initiatives. In the first quarter of 2025, we utilized the final tranche of €44m  under the European Investment Bank (“EIB”) loan facility.  In June 2025, we terminated our €250 million senior secured revolving credit facility. Following changes in our financial profile, the facility was no longer aligned with our evolving funding strategy, At the end of 2025, we completed a share purchase agreement with Sandoz for the sale of 100% of the shares in Just - Evotec Biologics EU SAS together with several related agreements, which strengthened our liquidity position in 2025, particularly in light of the expected debt repayment in 2026. To actively address any related risk and safeguard our cash position, we have defined minimum liquidity levels and regularly monitor liquidity developments & risks. In full compliance with our investment and risk policy, the general risk of losing a significant amount of cash in cash investments is mitigated by diversifying the liquidity across high‑quality instruments, over multiple financial institutions and continuously monitoring counterparties and exposures. Overall, we believe to have sufficient liquidity to meet liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation. Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the US dollar, pound sterling and the euro.

Currency risks

Our business and reported profitability are affected by fluctuations in foreign exchange rates mainly between the US dollar, Pound Sterling and the Euro. We manage the currency risks via close market monitoring, forward rate agreements, natural hedges and other selective hedging instruments. Hedging transactions are entered into for future transactions that can be reliably anticipated based on our order book. Despite active currency management, exchange rate risks cannot be fully eliminated due to unpredictable market movements and volatility. As a result, our business may be affected by fluctuations in foreign exchange rates, which may have a significant impact on the results of operations and cash flows from period to period. Currency exchange movements also impact our reported liquidity in respect of translating liquid assets held in US dollars (approximately 21% of our liquid assets) or pound sterling into Euros. In the course of 2025 we have slightly reduced our currency exposure. On December 31, 2025, 73% of the Liquidity is held in EUR.

Interest rate risks

Interest rate risks may arise from unfavorable developments in market interest rates. The increase in interest rates affects the interest charges on our variable interest-bearing loans and leads to additional interest expenses. At the end of 2025, 5% of our loans had variable interest conditions. Therefore, the interest rate risks on loans can be considered immaterial.

Default risks

Default risks can arise as a result of a customer defaulting on payment. Our customers are mostly financially stable pharmaceutical companies, research institutions and larger biotechnology companies, meaning that the risk can be classified as fairly low. We regularly maintain cash balances at third-party financial institutions in excess of applicable insurance limits and are therefore reliant on banks and other financial institutions to safeguard and allow ready access to the assets. If banks or financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access its existing cash, cash equivalents and investments may be at risk. We therefore monitor the creditworthiness of our financial institutions on a regular basis. The risk associated with financial counterparties can be considered low.

M&A risks

In relation to M&A activities, we are frequently subject to certain post-closing obligations as well as representations/warranties/indemnities frameworks defined within Share Purchase Agreements (SPAs). To mitigate financial exposure, we typically utilize Warranty & Indemnity (W&I) insurance to cover the majority of general representations and warranties. For specific known exposures, we manage our risk through a combination of financial accruals and contractual liability caps. While we have established provisions for highly probable liabilities as of 31 December 2025, certain contingent liabilities remain based on future events. Despite these protections, residual M&A risks cannot be entirely eliminated, and any successful claims exceeding insurance limits or existing provisions could impact the our results or operations.

Legal/compliance risks

Litigation and contractual risks

We are exposed to risks from litigation and cannot completely rule out violations of legislation or regulations. As a result, we are exposed to the potential risk that legal action, court rulings or out-of-court settlements may have adverse financial consequences. We are bound by numerous contracts with a high degree of standardization, in particular customer contracts under which we are providing services. Some of the contracts, in particular collaboration agreements with other partners, are more complex and have a lower degree of standardization. Contractual clauses which, after final negotiation with the partner, are fairly unfavorable for us may entail contractual risks like legal liability risks and financial risks. Risks may also arise if the parties interpret a contractual clause differently than we intended. We have not recorded any judicial or material out-of-court settlements with customers in the past 10 years, so we consider the risk to be low.

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

Regulations related to sustainability and ESG topics have become increasingly important for companies in the recent years and are subject to ongoing development. Due to the growing report requirements with the EU Taxonomy, the Supply Chain Act and currently applicable Corporate Social Responsibility Directive Implementation Act (“CSR-RUG” - German: CSR-Richtlinie-Umsetzungsgesetz) the scope of reporting is increasingly large. Moreover, the Corporate Sustainability Reporting Directive (“CSRD”) was expected to be adopted to replace the CSR-RUG in Germany as of financial year 2024 onwards. Due to changes on the European Level with the Omnibus legislation it has not been passed by the German Parliament yet. As the CSRD had not yet been transposed into German law in 2025, this implementation is now expected in 2026, at which point the currently applicable CSR-RUG will be replaced. The legal insecurities resulting from this also cause challenges in reporting and reporting compliance. The CSRD will increase the relevance of the information but is also associated with increased additional work due to more complex auditing requirements. This requires enhancing cooperation between internal functions and with that preparation and further provision of capacities within the company. The CSRD marks a shift from a compilation of sustainability data toward a requirements-driven approach grounded in strategy and a double materiality assessment. The assessment of impacts and risks now forms the basis for determining material topics that companies must report on. This may lead to increased regulatory, social or other scrutiny on our part. We have performed the double materiality analysis in preparation for the introduction of the European Sustainability Reporting Standards (“ESRS”). We have analyzed its business activities, business relationships, products and services to determine whether it has a positive and/or negative impacts on the environment and people and other relevant stakeholders. In that process the severity, likelihood and irremediably of effects we have or could have on the environment and people, including effects on their human rights are analyzed (inside-out perspective). Furthermore, the sustainability-related financial risks and opportunities, including those deriving from dependencies on natural, human and social resources, on the course of business, the results or the situation of the company (outside-in perspective) are analyzed. Moreover, the EU Taxonomy regulation poses a challenge with the requirements through requiring companies to check their eligibility and alignment with the environmental objectives and disclosing financial KPIs. In addition to our disclosure obligations, compliance with sustainability aspects is assessed by a large number of rating agencies as well as customers. Moreover, sustainability compliance is an increasingly legal obligation for institutional and professional investors, whose investment decision may be impacted negatively by an inadequate ESG rating. If negative assessments by either of all of the relevant parties were to occur, they could have material adverse effects on our business, financial condition, cash flows and results of operations, and the market value of its common stock could decline. Any failure in this regard could also have a material adverse effect on our reputation and the achievement of our strategic objectives. We mitigate the risks by implementing a large number of countermeasures, such as growing cooperation and joint preparation between the Finance, Risk and ESG departments, expansion of capacities, introduction of new tools for reporting work, double materiality analysis, climate risk analysis, introduction of a tool for complaints for human rights violations and introduction of a supplier management program.

The German Supply Chain Due Diligence Act (SCDDA/Lieferkettensorgfaltspflichtengesetz “LkSG”) was passed by the German Parliament in 2021 and is mandatory for us since 2024 onwards. This law obliges us to respect human rights and the environment requiring us to implement legally defined due diligence obligations. One of the key elements of these due diligence obligations is the establishment of a risk management system. Such a risk management system is intended to identify, prevent or minimize risks of human rights violations and environmental damage. The due diligence obligations apply both to our own business area and supply chain. If we fail to comply with the German Supply Chain Due Diligence Act or if supervisory authorities are of the opinion that we have not complied with our due diligence obligations in accordance with this law, this may lead to official enforcement measures or other administrative penalties and fines. This may interrupt or delay our development activities and could have a material adverse effect on our business, financial condition, reputation and results of operations.

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

Quality risks in manufacturing and R&D

Our business success hinges upon the fulfillment of both our own and legal quality standards. Parts of our operations are subject to current Good Manufacturing Practice (“cGMP”), Good Laboratory Practice (“cGLP”) and Good Clinical Practice (“cGCP”) requirements. Regulatory authorities and our customers may conduct scheduled or unscheduled (for cause) inspections of our facilities to monitor its Quality System and verify that it complies with regulatory requirements and with the terms of our quality agreements with our customers. Audit findings that can impact on patient’s safety, are classified as “critical” and may lead to a loss of certification with regulatory agencies or a loss of approved supplier status with our customers and a subsequent loss in revenues and in reputation. Our manufacturing facilities also require certification and validation activities to demonstrate that they operate as designed. In addition, our manufacturing and testing facilities are subject to regulatory inspections by the national competent authorities in EU member states (including Italian Medicines Agency (“AIFA”) and Minister of Health in Italy), the Medicines and Healthcare products Regulatory Agency (“MHRA”) in the United Kingdom (“UK”), the FDA, and other comparable regulatory authorities of other countries. If we are unable to reliably conduct the preclinical and clinical study and manufacture products in accordance with the regulatory requirements, we may not obtain or maintain the necessary authorizations. Further, our facilities may fail to pass regulatory inspections, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. In addition, any failure of quality in the product could cause significant delays and additional costs required to remediate any deficiencies. Any failure in quality which can cause damage to the patient may be subject to civil and criminal penalties. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay regulatory approval, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. With reference to all activities performed in research (in accordance with Good Regulatory Practice “GRP”) or non-Good x Practice (“GxP”) development phases, a lack of quality can bring to generation of unreliable data, with consequent loss of time to repeat the experiments, increase of cost, loss of revenues and loss of reputation.

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

Our employees are obliged to adhere to our Code of Ethics and Business Conduct, which is applicable across the entire Group. Compliance with internal company policies is paramount to our success and ensures a safe work environment for our employees and early detection of potential risks. It is essential for us to ensure that we in general and our employees individually conduct business in a legal, ethical and responsible manner. Employees are expected to report any incidents they suspect of having breached the ethical guidelines laid out in our Code of Conduct to their supervisor or to our Compliance Officer. We have also established appropriate guidelines and processes with regard to insider regulations. Our corporate Legal & Compliance department is in charge of compliance monitoring.

Risks of failing to maintain effective internal control over financial reporting as a U.S.-listed company.

We have identified material weaknesses in our internal control over financial reporting as of December 31, 2025. We are subject to requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), to perform system and process evaluation and testing of our internal control over financial reporting to allow management to assess the effectiveness of our internal controls. Management has identified material weaknesses in our internal control over financial reporting. As a result, management has concluded that, as of December 31, 2025, our internal control over financial reporting was not effective, as more fully described in Item 15. E of this annual report. Management has also accordingly concluded that our disclosure controls and procedures were not effective.

Notwithstanding the material weaknesses, we confirm that our consolidated financial statements, as included in this annual report, fairly present, in all material respects, our consolidated financial condition as of December 31, 2025 and our consolidated results of operations and cash flows for the year ended December 31, 2025, in conformity with IFRS. Management has developed a remediation plan to address the material weaknesses, including enhancing the risk and control frameworks, which will build on the significant attention that management has devoted to controls to date. While we are taking steps to address these material weaknesses, which could require us to expend significant resources to correct the material weaknesses or deficiencies, any gaps or deficiencies in our internal control over financing reporting may result in us being unable to provide required financial information in a timely and reliable manner and/or incorrectly reporting financial information, which could reduce confidence in our published information, impact access to capital markets, impact the trading price of our securities or subject us to potential regulatory investigations and sanctions. In addition, there can be no assurance that these measures will remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

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

Loss of R&D tax credits

We rely significantly on Research & Development (“R&D”) tax credits to support our innovation and development activities (as of December 31, 2025, we had received € 41.6 m in R&D tax credits for that year). These credits can be subject to change based on government policies and economic conditions in the countries where we operate. The potential reduction or elimination of R&D tax credits could result in increased tax liabilities and reduced cash flow, adversely affecting our financial performance and ability to invest in future R&D projects. Factors contributing to this risk include: Changes in legislation (amendments to tax laws or regulations that reduce or eliminate R&D tax incentives), economic downturns (governments may alter tax policies in response to economic challenges, impacting the availability of R&D credits), compliance and audit risks (increased scrutiny and audits by tax authorities could lead to disallowance of claimed credits), global operations (variations in tax policies across different jurisdictions where we operate can create uncertainty and complexity in claiming R&D credits).

Ownership and patent risks

If our business activities conflict with patents or other IP rights of third parties, activities may be suspended or there may be a legal dispute. Also, if we believe that our patents or other IP rights have been infringed upon by a third party, we might file lawsuits. These actions could have an influence on our financial position or results.

Uncertain protection for Evotec´s IP

Our success depends in part on our ability to develop, use and protect its proprietary methodologies, software, compositions, processes, procedures, systems, technologies and other IP. To protect our IP position, we primarily rely upon trade secrets, confidentiality agreements and policies, invention assignments and other contractual arrangements, trademark registrations and copyrights. Although our patent portfolio is not material to certain aspects of our business as a whole, we have filed patent applications in the US, Europe and abroad related to the Company’s pipeline assets, processes or other technologies (including manufacturing methods). Our collaboration partners also file patent applications on their development assets on which we may earn milestones and royalties. We may not be able to apply for patents on certain aspects of our current or future pipeline assets, processes or other technologies and their uses in a timely fashion or at a reasonable cost. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings before various patent offices or in courts in the US, Europe or other jurisdictions. The degree of future protection for our IP and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Additionally, our IP may not provide the us with sufficient rights to exclude others from copying our processes and technologies or commercializing pipeline assets. If we do not adequately obtain, maintain, protect, defend and/or enforce our IP and proprietary technology, competitors may be able to use our proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations.

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

Risks in case of changing patent laws

The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law and such changes in patent laws or in interpretations of patent laws may diminish the value of our IP. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain.

Risks in detecting infringement, misappropriation and other violation.

Our ability to enforce our owned (solely or jointly), and in-licensed patent and other IP rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other IP. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases, we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If any of our owned (solely or jointly) or in-licensed patents covering our pipeline assets, processes or other technologies are narrowed, invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our pipeline assets, processes or other technologies, our competitive position could be harmed or we could be required to incur significant expenses to protect, enforce or defend our rights.

Risks in securing licenses.

We currently have rights to certain IP, through our owned (solely or jointly) and in-licensed patents and other IP rights, relating to identification and development of our pipeline assets, processes or other technologies. Our pipeline assets, processes or other technologies could require the use of IP and other proprietary rights held by third parties and their success could depend in part on our ability to acquire, in-license or use such IP and proprietary rights. In addition, our pipeline assets may require specific formulations to work effectively and efficiently, and these IP and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license from third parties any compositions, methods of use, processes or other third-party IP rights that we identify as necessary or consider attractive, on reasonable terms, or at all, for pipeline assets, processes and other technologies that we may develop. The licensing and acquisition of third-party IP rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party IP rights that we, or our partners, may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

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

Risks from unknowing all third-party IP rights

We may not be aware of all third-party IP rights potentially relating to our assets. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the US and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the US Patent and Trademark Office (“USPTO”), or other similar proceedings in non-US jurisdictions (e.g., within the jurisdiction of the Deutsches Patent und Markenamt (“DPMA”) or European Patent Office (“EPO”)), that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on the our business, financial condition, results of operations and prospects.

Future litigation by third parties

Our commercial success depends in part on our ability and the ability of future partners to develop, manufacture, market and sell our assets and use our assets and technologies without infringing, misappropriating or otherwise violating the IP rights of third parties. There is a substantial amount of litigation involving patents and other IP rights in the biotechnology industry, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post-grant review, and re-examination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other IP rights alleging that our assets, manufacturing methods, software and/or technologies infringe, misappropriate, or otherwise violate their IP rights.

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

HR risks

Loss of highly qualified staff (key employees)

In 2025, we continued to operate in a dynamic environment amid organizational transformation, financial discipline, and the ongoing execution of the company’s strategic review. These developments required further alignment of the organizational structure, operating model, and leadership approach to ensure long-term competitiveness and scalability. The transformation and cost-discipline measures, combined with changes in leadership and organizational priorities, continue to present an elevated risk of attrition, particularly among critical talent segments. The potential loss of key employees could impact the company’s ability to execute its strategic priorities, maintain operational continuity, and deliver on innovation and growth objectives. To mitigate this risk, we have strengthened our global HR operating model, with dedicated Centers of Excellence for Talent Management and Organizational Development, Global Workforce Solutions and Digitalization, and Total Rewards. In parallel, we continue to enhance global employee relations and workers council management to ensure alignment and stability across locations.

Risk related to talent acquisition and employee retention

Competitive labor markets, limited availability of specialized scientific and technical skills, and evolving candidate expectations remain key factors affecting recruitment timelines, particularly for leadership and highly specialized roles. Through our Global Talent Acquisition function, we continuously monitor labor market dynamics and turnover trends. By refining sourcing strategies, expanding global talent pipelines, and strengthening our employer brand, we aim to secure critical capabilities and support the successful execution of our strategy.

Information technology risks

Cyber risks, data integrity and protection and loss of data

We collect and maintain information in digital form that is necessary to conduct our business, particularly for purposes of our PanOmics, PanHunter, J.DESIGN and induced Pluripotent Stem Cell (“iPSC”)-based drug discovery platforms, and we are highly dependent on our information technology systems. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including IP, proprietary business information, human samples and personal information. We have also outsourced elements of our information technology infrastructure, and as a result several third- party vendors may or could have access to confidential information.

Our information technology systems, including internal computer systems, and data may continue to be vulnerable. As previously disclosed, we were the victim of a ransomware incident in 2023, which may continue to impact our operations. The incident has caused delays in our operations in previous years and indirect long-term effects may yet continue to cause delays or loss of revenue and additional costs, which may adversely affect our results of operations, cash flows and financial condition.

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

Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques completely or implement fully effective preventative measures in the future as well. Like many organizations, we may also experience security breaches that remain undetected for an extended period. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations also in the future, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. Any such breach, loss or compromise of clinical trial participant personal data, including in connection with PanHunter, may also subject us to civil fines and penalties. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur internal costs or liability, our competitive position could be harmed and the further development and commercialization of our partners’ product candidates could be delayed.

General Data Protection Regulation (“GDPR”) and other similar jurisdictions

Considering the significantly expanded regulations under GDPR and other similar regulations, we are permanently reviewing the handling of relevant internal and external data and its respective flow, storage and access. If we fail to comply with the GDPR and the applicable national data protection laws of the EU member states, or if regulators assert, we have failed to comply with these laws, it may lead to regulatory enforcement actions or other administrative penalties. This may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition and results of operations. We must comply with GDPR and UK GDPR as well as with national data protection deviations from GDPR., potentially increasing costs and overall risk exposure. New or enhanced privacy and data security laws in jurisdictions outside the EU, including the US, could increase our compliance costs and risks. The EU-US Data Privacy Framework (“DPF”), effective July 2023, establishes safeguards ensuring data protection equivalent to EU standards for companies that join the DPF. While certification under the DPF may lead to additional costs, the penalty risk due to the adequacy decision is considered low, though future challenges to the framework remain a high possibility.

Privacy and data security laws, including the GDPR, are rapidly evolving, with significant uncertainty surrounding their enforcement and interpretation. The adoption of the EU AI Act in 2024 introduces new obligations for organizations using AI systems, such as risk classification and safeguards, potentially impacting data protection compliance. Ensuring adherence to these laws and regulations may impose significant costs and operational, compliance and reputational risks for us.

Operational risks

Procurement risks

Our business depends on a reliable supply of various materials for our laboratories and production. Due to our business model, orders placed with short lead-times are unavoidable, so that delivery bottlenecks can lead to delays in projects and production and thus have a negative impact on our capacity planning and financial performance. Price increases for laboratory and production materials, but also for electricity and gas, represent an ongoing financial risk. In 2025, increasing geopolitical fragmentation, trade restrictions, and the introduction or expansion of tariffs in certain regions have further contributed to higher costs and increased complexity in global supply chains, particularly for internationally sourced equipment and materials. We mitigate this risk though close collaboration with suppliers, multi sourcing where possible, market monitoring and close coordination with operational functions. However, regulatory and qualification requirements limit the ability to switch suppliers in the short term, particularly for regulated of single source materials. In the context of the Russia/Ukraine conflict and the instability in the Middle East with impacts such as disruptions to transit via the Strait of Hormuz, we face a procurement risk due to short-to-medium-term increasing energy prices since about one third of the gas and oil is transported via that route and would have to be re-routed with impact on increased transportation time, costs and availability of materials and goods. Nevertheless, the risk has decreased compared to 2024, due to an easing of the situation on individual procurement markets, particularly the energy market. Nevertheless, procurement markets remain sensitive to political and regulatory developments, and supply disruptions of further costs cannot be excluded.

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

Major disasters on sites

In the event of breakdowns in operations and disruptive major disaster that results in stoppages of our activities on one or multiple sites, or in damages and/or interruptions to the operations of key suppliers, we may be forced to suspend or incur significant delays in parts or all of our activities. In each case, there is a potential risk that our financial position and operating results may be substantially affected. In addition, the timely and proper execution of R&D activities may be impacted by damages to our research facilities or breakdown of production equipment. In case of major unforeseeable disasters such as extreme weather events or earthquakes (especially in risk areas like Seattle, US), we may suffer loss of business due to inability to execute contracts and fulfil client deliverables. To minimize the risk from these potential events, we have created business continuity plans as well as disaster recovery plans and have insurance policies in place for these rare events.

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

At Evotec, we envision drug discovery, preclinical development, and manufacturing as a seamless continuum. Our ambition is to lead the way by combining comprehensive disease understanding at the molecular level with cutting-edge technologies, transforming this knowledge into precise, life-changing medicines through collaborative partnerships. We aim to reshape the future of healthcare by providing flexible access for our partners in the pharmaceutical and biotechnology industry to our platform across the continuum of discovery, development and manufacturing.

As of December 31, 2025, our workforce included 3,682 scientific experts across a broad range of disciplines along the R&D value chain in a wide area of disease areas, in which we have developed substantial expertise in underlying biology, molecular mechanisms, and therapeutic targets over the years. Our broad range of disease area expertise covers oncology, central nervous system (“CNS”) disorders, cardiovascular-renal (“CVRM”) disorders, immune & inflammatory (“I&I”) and infectious diseases, other areas of expertise cover fibrotic and respiratory diseases, women’s health, rare diseases, and animal health.

Our new strategy tightens the focus on technology and science leadership, specifically in AI-driven innovation, molecular glue degraders, and targeted protein degradation, aiming to maximize impact in high-value segments. Our proprietary technologies and platforms, such as proprietary molecular patient databases, induced pluripotent stem-cell based disease modelling, high performance Omics technologies and comprehensive fully integrated platforms for drug screening, profiling and development as well as manufacturing, set Evotec apart from competitors. We believe that we differentiate ourselves from our competition because we combine industry-leading technology, fully integrated drug discovery and development platforms with these cutting-edge next generation platforms across a spectrum of modalities. By sharing access to these platforms, we build customized, results-focused partnerships which can be based on standalone and/or integrated fee-for-service relationships with the goal of advancing our partners’ projects in the most cost-effective and timely manner to deliver drug candidates with the highest probability of success during clinical development and in the market. Furthermore, we also build strategic partnerships where we co-create pipelines with our partners based proprietary assets, targets or technology platforms. The ultimate goal is to align patients’ needs with the industry’s demand for efficient R&D.

Our network of partners ranges from leading pharmaceutical companies, small and large biotechnology companies, academic institutions, patient advocacy groups and venture capitalists as well as mission-driven foundations and not-for-profit organizations.

Our offering covers all areas of preclinical R&D from Discovery Services to Development & Manufacturing Services as well as Absorption, Distribution, Metabolism, Excretion (“ADME”)-Tox Solutions. Moreover, we cover the entire value chain of discovery, process development and manufacturing expertise in the field of biologics, operated by JEB. By sharing access to these platforms, we form results-driven partnerships to co-create potential drugs and IP by leveraging our assets, targets, and propriety technology platforms together with our partners for co-development or new co-creation of therapeutics.

AI and Machine Learning (“ML”) expertise and capabilities such as deep learning and computational knowledge integration is put into use where needed and effective along the entire value chain. Our platforms are specifically designed to deliver differentiated results by integrating into established R&D capabilities and ultimately enabling the discovery of next generation, highly differentiated precision medicines.

For the near future, a substantial majority of revenues (2025: 79%, 2024: 94%) generated from the offerings to our partners will be based on “fee-for-service” agreements or Full-time equivalent (“FTE”) -based arrangements. Subject to the degree of integration of partnerships and multi-step research campaigns, we may also benefit from success-based payments, so-called milestone payments. If alliances are built based on co-development of therapeutics with Evotec IP involved, we may also benefit in future from substantial milestone and royalty payments in addition to the compensation of research work via FTE rates. In the years ended December 31, 2024, and 2025, 0.4% and 1.2%, respectively, of our total group revenues from third parties were derived from milestone payments. There was no mentionable contribution of royalties at this stage. Revenues generated from commercial manufacturing biologics should become a relevant contributor to overall growth of group revenues by 2030.

The chart below provides an overview on active projects/therapeutics, which we co-develop with partners (“Partnered Pipeline”) or which could be subject to co-development alliances in the future (“Unpartnered Pipeline”). As of December 31, 2025, the portfolio of projects in clinical trials composed of two projects in Phase II and five projects in Phase I.

The majority of drug candidates in the pipeline were discovered in collaborations between Evotec and their partners. Dependent on the partnership contract, Evotec is eligible to receive royalty or milestone payments for those candidates. As of December 2025, 62 active projects were partnered, excluding 21 projects with royalties only. An additional 31 projects are eligible for partnering in the future. To improve our risk / return profile in the future, we will focus on co-developed projects and will only selectively pursue independent in-house discovery and development of proprietary assets as proof-of-concept of our platforms, The chart above does not contain candidates that are being discovered and developed by partners in whom we have solely an equity stake. For these projects we have no right to benefit from milestone or royalty payments and there is no direct impact on our P&L. However, we could benefit from value accretion related to the progress of these assets.

At the start of 2025, we operated 15 sites, including a network of five manufacturing facilities, with capacities for continuous manufacturing of biologics in the United States, in Redmond (Washington), the “J.POD” facility. Our second Toulouse site, which was customized and dedicated entirely to Sandoz, was sold to Sandoz AG with the final closing on December 5, 2025. Our API manufacturing capabilities are in Europe in Abingdon, UK, and Verona, Italy. We also have a GMP manufacturing site for ATMP (“Advanced Therapy Medicinal Product”) in Medolla, Italy. In the first half of 2024, we announced a reset of priorities resulting in a stronger focus on profitable growth. At the end of February 2025, as part of our footprint optimization plan announced in 2024, we closed the Cologne site. At the end of 2025 our local footprint represents 14 sites. Certain of our operations are carried out under GMP and GLP regulations, which are certified and periodically audited by regulatory agencies, such as the FDA, MHRA, AIFA, and our partners.

Reporting segments

Evotec reports the results of its work and collaborations with third parties through two reporting segments:

Just – Evotec Biologics

Just – Evotec Biologics is our advanced approach to discovering, optimizing, developing and manufacturing bio-therapeutics. JEB provides services in the areas of antibody molecular optimization, product and process design, single-use disposable, perfusion-based continuous bioprocessing platforms, covering both early stage as well as commercial biomanufacturing. This differentiated offering is available to our partners on a fee-for-service and/or full-time equivalent (“FTE”)-rates-based model as well as through arrangements that involve milestones and royalties. Revenue generated by the Just – Evotec Biologics brand is included within the Just – Evotec Biologics segment.

The transaction with Sandoz, closed in early December 2025, marks a strategic milestone for Evotec in transitioning to an asset-lighter business model that requires less capital expenditure. With the sale of the JEB Toulouse site Evotec steps back from owning large‑scale biologics manufacturing and moving toward a lighter, partnership‑focused model. The deal strengthens Evotec’s liquidity (upfront cash payment of USD 350 m) while keeping access to long‑term revenue through technology licenses, milestones, and royalties (Evotec is eligible for over USD 300 m in future developments as well as royalties on a biosimilar portfolio targeting >USD 90 billion in originator sales). This shift in strategy allows Evotec to focus more on its core R&D platforms and continuous manufacturing expertise, without carrying the heavy investment burden of building out further biologics production facilities. With the closing of the transaction, JEB will continue to serve its customers in the USA and Europe with capacity for molecular design,  upstream, downstream, analytical and formulation development as well as first-in-human to commercial biologics GMP manufacturing.

JEB accounted for 33% of our revenues from third parties in the twelve months ended December 31, 2025, and 23% and 14% for the years ended December 31, 2024, and 2023, respectively

Discovery & Preclinical Development

As a result of the strategic review process, the segment formerly known as Shared R&D was renamed Discovery & Preclinical Development (“D&PD”) in April 2025, to illustrate a shift in strategic focus from the earlier expansion‑driven approach towards a more focused and profitability‑oriented model. The Company now concentrates on high‑growth, high‑value segments, simplifies its business structure, and emphasizes operational excellence towards higher-margin activities, complexity reduction, operational streamlining, and a “asset-lighter” operational model. D&PD primarily includes drug discovery and preclinical development services and solutions, starting with sourcing novel treatment ideas derived from patient data and continues with target validation and lead optimization. In the subsequent development phase, selected candidates can seamlessly transition to IND application. Revenue generated through the Evotec or Cyprotex brands is included within the Discovery & Preclinical Development segment, including standard fee-for-service arrangements, larger collaboration arrangements as well as all pipeline assets. Evotec believes its Discovery & Preclinical Development partnership model is unique and allows the Company to balance and diversify the risks associated with drug discovery.

D&PD accounted for 67% of our revenues from third parties in the year ended December 31, 2025, and 77% and 86% for the years ended December 31, 2024, and 2023, respectively.

D&PD business model

As an external innovation partner to the life science industry, we provide stand-alone services or integrated offerings, characterized by multi-year, multi-stage drug discovery and development campaigns using our industrialized and comprehensive infrastructure. Strategic pipeline building, leading to co-ownership in drug products, is achieved if proprietary technologies and intellectual property are leveraged. The “fee-for-service model” is the main source of revenues today. It usually applies where no IP of Evotec is involved. We grant partners access to our own IP and technology platforms only in return for milestone payments or license payments and future royalties in case of commercial success of jointly developed pipeline assets. These payments are added to FTE-rate based payments for the work required to achieve scientific progress. In the years ended December 31, 2025, and 2024, 1.2% and 0.4%, respectively, of our total group revenues from third parties were derived from milestone payments. There was no significant contribution of license payments or royalties at this stage.

The Evotec’s Group Collective Competitive Strengths

Based on many technological advances and new biological insights, the opportunity to change the odds and improve the success rates in drug discovery has been made more achievable. In our view, our set-up as a fully integrated drug discovery and development innovation hub makes us well-positioned to achieve superior results. We believe we have built the most agile platform in the industry, and we distinguish ourselves from our competition through our competitive strengths, as described below:

●	Our fully integrated innovation platform has comprehensive breadth and depth: Our platform covers the full discovery, preclinical and early clinical development value chain, delivered in a highly integrated, cross-functional manner. This platform is comprehensive and, in its breadth, and depth provides unique offerings that resonates strongly with our partners because we offer a unique combination of disease area expertise, full-suite technology, and predictive power across most modalities. Our competitors in the market for external drug discovery offer services or solutions with a limited scope focusing on discrete steps within the value chain. In contrast, our platform integrates disruptive, proprietary technologies within a holistic product suite to enable the development of potentially first and best-in-class therapeutics. Based on our industry knowledge and the public disclosure of other industry participants, we believe that we are the only company among our identified competitors that offers chemistry, biology, transcriptomics, proteomics and iPSC-based disease modeling with multi-modality expertise across small molecules, biologics, and cell therapies, as well as related manufacturing capabilities.
●	Our platforms are designed to optimally support precision drug discovery: The integration of precision and efficiency is in our view the solution to the industry’s challenge of constantly declining returns on R&D investments. Over the last 25 years, we have built an agile platform, designed to help improve returns from R&D. Our proprietary discovery and development platforms leverage data, operational efficiencies, and technological capabilities to drive rapid progress and successful outcomes in the early stages of the R&D process. We also apply ML and AI to our molecular patient databases as well as in vitro and in vivo models to generate and analyze data with the ambition to increase the likelihood of success in clinical trials and provide solutions to the challenge of constantly declining returns on R&D investments.
●	Our patient-centric approach helps us benefit from the paradigm shift of precision medicine: We have built an advanced precision medicine platform that integrates molecular patient databases, our PanOmics platforms as well as our iPSC- based drug screening platform. We believe that the identification of disease-relevant molecular profiles in patients is fundamental for most precision medicine approaches, and we target the development of molecular patient databases in various disease areas. For example, our CKD database is derived from more than 10,000 CKD patient profiles and more than 10,000 controls and other disease areas. Overall, E.MPD consists of more than 20,000 patient profiles from several disease areas including metabolic & kidney diseases as well as inflammatory and immune-mediated diseases. We have also uniquely integrated our iPSC platform with other core technologies, which enables iPSC-based disease modelling and drug screening at an industrialized scale. We believe that patient-derived disease models are the new gold standard in profiling drugs at the preclinical stage of development, eventually leading to lower attrition rates during clinical trials. This helps us drive the paradigm shift toward individualized drug discovery and allows us to address diseases in a more precise manner tailored to molecular patient profiles.
●	Our modality-agnostic set of solutions maximizes the potential of our integrated technology platform: Our multi-modality platform ranges across small molecules, biologics, RNA-targeting approaches and cell therapy. Our platforms are applicable to all these modalities and lead to a modality-agnostic pipeline spanning a broad range of disease areas. We leverage our industry-leading iPSC platform for the development of next-generation cell-based therapies as well as disease modeling and drug screening.
●	Our wide array of high-quality partnerships results in a deep, diversified pipeline: We are a partner of choice for leading pharmaceutical companies, small and large biotechnology companies, start-ups, academic institutions, venture capitalists as well as foundations and mission-driven not-for-profit organizations. Due to our value proposition for partners, we can retain significant commercial upside with all our assets that are partnered in the form of royalties, milestones, or equity stakes. Our pipeline benefits from our highly productive research collaborations. The value upside created by our pipeline comes at a low capital intensity and at an attractive risk-reward profile as our partners typically carry the clinical development costs of our assets.

●	Our people and culture place scientific excellence at the heart of everything we do: We are led by a strong management team with extensive industry knowledge and experience. We foster a culture of scientific excellence and problem solving, demonstrated by the scientific expertise and passion of our 3,682 scientists who work for Evotec as of December 31, 2025. 60% of our employees holds at least one academic qualification, including a significant number with a Ph.D. or equivalent. We stay close to groundbreaking research through our numerous research collaborations with academic institutions such as the University of Oxford, the German Cancer Research Center, Harvard, Yale, Johns Hopkins University, the Ospedale San Raffaele, or A*STAR and the National University of Singapore (“NUS”). Our people strategy focuses on attracting, growing, and retaining talent, developing our leaders to be great leaders, ensuring a fair and competitive reward system, and supporting our ONE Evotec culture. Our three core values that form the basis of our corporate culture are innovation, collaboration, and entrepreneurship. These values are consistently lived internally amongst Evotec employees as well as externally with our partners (two of our critical stakeholder groups) and are essential to our business model.

Key Performance Metrics for our Fee-for-Service and FTE-based Business models

1)	Share of Annual Repeat Business

We have demonstrated solid customer retention rates, as defined by the percentage of revenues from customers with whom we had a relationship within the prior year, above 90% in each of the last three years. We review our repeat business on a yearly basis. Repeat business was 90% in 2025, 94% in 2024 and 93% in 2023 respectively.

2) Customer Evolution and Contribution

The number of our customer alliances has expanded significantly in recent years, providing further validation of the services provided. The total number of customers in 2025 was 735, compared to 849 in 2024 and 838 in 2023, respectively. During 2025, we added 225 new customers compared to 292 in 2024 and 298 in 2023. The number of customer alliances that generate revenues of more than €1.0 million per year has decreased to 74 in 2025 or 10%, whereas in 2024, we had 109 customers or 13% and in 2023 102 or 12% of total customers.

3)	Increased revenue share from top ten customers

Our customer and revenue bases have become more concentrated over the last three years. Our top ten customers’ contribution to total revenues amounted to 61% in 2025 versus 52% in 2024 and 47% in 2023. Bristol Myers Squibb (“BMS”) and Sandoz are the only customers which each individually accounted for more than 10% of group revenues.

Our Growth Strategy

Evotec’s 2025 growth strategy represents a clear shift from its earlier expansion‑driven approach towards a more focused and profitability‑oriented model, with an emphasis on operational excellence. Our new growth strategy is guided by four mid-term levers of value creation:

1.Growth faster than the market by focusing on high‑value, high‑growth segments with strong margins

2.Our commitment to operational excellence

3.	Our new strategy for our Just-Evotec Biologics business, focusing on better monetizing our technology and the strategic transition to an asset-lighter business model

4.Upside from development progress in our asset pipeline partnered with pharma and biotech companies.

On March 10, 2026 we announced ‘Horizon’, the next phase in our multi-stage transformation initiative. Horizon is advancing the multi‑stage transformation initiated with the Priority Reset in 2024 by implementing a strengthened operating model built on three strategic pillars: operations, science, and commercial execution. As part of this evolution, the company is streamlining its global footprint to 10 sites, creating a more focused operational structure and improving its long‑term cost position. In parallel, newly established Centers of Excellence consolidate critical expertise and innovation capabilities, reinforcing Horizon’s scientific leadership and sharpening its competitiveness in high‑value market segments. The commercial organization is being upgraded to drive faster execution, clearer accountability, and stronger customer engagement. Together, these measures establish an operating model designed for greater agility, resilience, and sustainable growth, positioning Horizon to deliver enhanced value creation. The structural initiatives are expected to generate approximately € 75 m in run‑rate savings by the end of 2027.

With regard to the Just – Evotec Biologics (“JEB”) segment, the sale of the JEB Toulouse site to Sandoz, closed in December 2025, marks a strategic milestone for Evotec in transitioning to a business model that requires less capital expenditure. With the sale of the JEB Toulouse site steps back from owning large‑scale biologics manufacturing and moving toward a lighter, partnership‑focused model. The deal strengthens Evotec’s liquidity (upfront cash payment of USD 350 m) while keeping access to long‑term revenue through technology licenses, milestones, and royalties (Evotec is eligible for over USD 300 m in future developments as well as royalties on a biosimilar portfolio targeting >USD 90 billion in originator sales). This shift in strategy allows Evotec to focus more on its core R&D platforms and continuous manufacturing expertise, without carrying the heavy investment burden of building out further biologics production facilities.

Our growth strategy for the D&PD segment focuses on building growth momentum through a tailored commercial model that strengthens our position in long‑term strategic collaborations while maximizing our platform’s full potential for targeted projects. Industrialization and automation ensure consistent, high‑quality results, whether for a single experiment or a multi‑year collaboration. Our standardized offerings prioritize speed, ease of business and industry‑leading quality standards. Integrated projects include additional services to accelerate results, offering access to our expert teams and consulting support. The “gold standard” of our services becomes the basis for strategic partnerships, providing clients with exclusive access to next‑generation technologies and therapeutic area expertise. As complexity and access to proprietary technologies increase, the share of value‑added revenue — such as milestones, licensing, and royalties — also rises in the event of a drug’s commercial success.

In contrast, Evotec’s former strategy prioritized broad expansion, heavy investment in new technologies and infrastructure, and a wide network of R&D partnerships. Growth was driven by scaling capabilities across multiple platforms, including significant capacity building in biologics manufacturing. Profitability played a secondary role, as the Company focused on long‑term pipeline participation and diversified scientific initiatives.

Developments in the pharmaceutical and biotechnology markets - Increasing demand for CROs and CDMOs

The exceptional funding and development activity witnessed during the pandemic years has normalized, and early‑stage biotech financing has tightened considerably. The discovery and preclinical development market, in particular, has faced several challenging years in the aftermath of the pandemic. Overall, while global R&D growth has moderated compared to the extraordinary levels seen during COVID‑19, we expect the environment to be characterized by greater selectivity and capital discipline rather than a diminished appetite for innovation. Large pharmaceutical companies are maintaining disciplined portfolio reviews and cost‑optimization measures, limiting near‑term spending on external R&D and transactional research services. At the same time, strategic, long‑term collaborations — particularly in advanced modalities and platform technologies—remain a priority, though deal structures are increasingly milestone‑weighted.

The global preclinical Contract Research Organizations (“CRO”) market is poised for strong expansion, rising from an estimated USD 6.8  bn in 2025 to USD 12.2 bn by 2032, reflecting a CAGR of 8.8%, driven by the growing tendency of pharmaceutical and biotechnology companies to outsource preclinical research. This growth is supported by increasing investment in drug discovery and development, as well as the need for more specialized expertise during early‑stage research. Several trends are shaping the market’s development. Companies are increasingly adopting advanced technologies such as artificial intelligence, machine learning, and robotics to accelerate and optimize the drug discovery process. At the same time, the rise of personalized medicine and targeted therapies is boosting demand for highly specialized preclinical services. Growing collaboration between pharmaceutical firms and CROs is further enhancing innovation and improving the efficiency of drug development.

Expert assessments highlight strong momentum in the market, driven by outsourcing, technological innovation, and rising preclinical activity in fields such as oncology, metabolic disorders, and rare diseases. At the same time, the market faces challenges, including rising operational costs, talent shortages, and regulatory complexity across regions.

According to Precedence Research, the global pharmaceutical Contract Development and manufacturing organization (“CDMO”) market size is valued at USD 197.4 bn in 2025 and is predicted to increase from USD 211.0 bn in 2026 to approximately USD 392.7 bn by 2035, expanding at a CAGR of 7.1% from 2026 to 2035.

Partnerships between pharmaceutical companies and CDMOs have become increasingly important, as outsourcing manufacturing allows companies to focus on their core strengths while lowering production costs. The high expenses involved in drug development further encourage firms to seek cost‑efficient external support, and CDMOs provide the specialized capabilities needed to reduce these financial pressures.

The CDMO market is expanding as chronic diseases such as cancer increase the need for advanced and effective treatments. Growing demand for generics, personalized medicine, and greater R&D activity further strengthens the role of CDMOs in supporting drug development and manufacturing.

D&PD Business model

As an external innovation partner to the life science industry, we provide stand-alone services or integrated offerings, characterized by multi-year, multi-stage drug discovery and development campaigns using our industrialized and comprehensive infrastructure. Strategic pipeline building, leading to co-ownership in drug products, is achieved if proprietary technologies and intellectual property are leveraged. The “fee-for-service model” is the main source of revenues today. It usually applies where no IP of Evotec is involved. We grant partners access to our own IP and technology platforms only in return for milestone payments or license payments and future royalties in case of commercial success of jointly developed pipeline assets. These payments are added to FTE-rate based payments for the work required to achieve scientific progress. In the years ended December 31, 2025, and 2024, 1.2% and 0.4%, respectively, of our total group revenues from third parties were derived from milestone payments. There was no significant contribution of license payments or royalties at this stage.

Benefits from our strategy to co-create pipelines include:

●	Milestones and royalties-based revenue to secure and accelerate profitability.
●	A risk-reduced development pathway for drugs given the ability to combine Evotec and partner R&D capabilities and expertise.
●	Deepen our knowledge base of high-quality R&D capabilities.

Striving for differentiation through technological and scientific leadership

Our new strategy tightens the focus on technology and science leadership, specifically in AI-driven innovation, molecular glue degraders, and targeted protein degradation, aiming to maximize impact in high-value segments. Our proprietary technologies and platforms, such as proprietary molecular patient databases, induced pluripotent stem-cell based disease modelling, high performance Omics technologies and comprehensive fully integrated platforms for drug screening, profiling and development as well as manufacturing, set Evotec apart from competitors. We believe that we differentiate ourselves from our competition because we combine industry-leading technology, fully integrated drug discovery and development platforms with these cutting-edge next generation platforms across a spectrum of modalities. By sharing access to these platforms, we build customized, results-focused partnerships which can be based on standalone and/or integrated fee-for-service relationships with the goal of advancing our partners’ projects in the most cost-effective and timely manner to deliver drug candidates with the highest probability of success during clinical development and in the market. Furthermore, we also build strategic partnerships where we co-create pipelines with our partners based proprietary assets, targets or technology platforms. The ultimate goal is to align patients’ needs with the industry’s demand for efficient R&D.

Our network of partners ranges from leading pharmaceutical companies, small and large biotechnology companies, academic institutions, patient advocacy groups and venture capitalists as well as mission-driven foundations and not-for-profit organizations.

Evotec’s offering covers all areas of preclinical R&D from Discovery Services to Development & Manufacturing Services as well as Absorption, Distribution, Metabolism, Excretion (“ADME”)-Tox Solutions. Moreover, we cover the entire value chain of discovery, process development and manufacturing expertise in the field of biologics, operated by JEB. By sharing access to these platforms, we form results-driven partnerships to co-create potential drugs and intellectual property by leveraging our assets, targets and propriety technology platforms together with our partners for co-development or new co-creation of therapeutics.

Artificial Intelligence (“AI”) and Machine Learning (“ML”) expertise and capabilities such as deep learning and computational knowledge integration are used, where effective, along the entire value chain to complement the expertise of our scientists. Our platforms are specifically designed to deliver differentiated results by integrating into established R&D capabilities and ultimately enabling the discovery of next generation, highly differentiated precision medicines.

Our services across the continuum can be clustered in the four areas: Discovery Services, Development & Manufacturing Services, Cyprotex ADME-Tox Solutions and Just – Evotec Biologics, where the latter represents a separate reporting segment besides D&PD, which covers the first three areas. Within our service clusters, we have developed specific areas of expertise and proprietary platforms that are combined with established R&D capabilities designed to offer holistic drug discovery and development solutions.

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

Our services across the continuum can be clustered in the four areas: Discovery Services, Development & Manufacturing Services, Cyprotex ADME-Tox Solutions, and JEB, where the latter represents a separate reporting segment besides D&PD, which covers the first three areas. Within our service clusters, we have developed specific areas of expertise and proprietary platforms that are combined with established R&D capabilities designed to offer holistic drug discovery and development solutions.

The composition of revenues and profitability depends on the composition of services provided, the nature of the contract with our partners, the ownership of the IP (i.e. the degree of integration of proprietary technologies and platforms), the stage of the project and our right to generate revenue from development success. We believe our partnership model is unique and allows us to balance and diversify the risks associated with drug discovery.

Discovery Services

Our comprehensive toolbox combines established R&D capabilities and our industrialized PanOmics approach towards molecular disease understanding and iPSC disease modeling platform.

Our integrated Drug Discovery toolbox includes (selection):

●	Target ID & Validation
●	Hit Identification
●	Structural Biology
●	Molecular Design & MedChem
●	In-vitro Biology
●	In-vivo Pharmacology
●	Biomarkers
●	Bioreagents & Cellular Sciences
●	Early Formulation
●	Sample Management
●	In silico and AI/ML platforms
●	Proprietary Technology platforms: PanOmics, Evotec’s Molecular Patient Databases (“E.MPD”), iPSC disease modelling and therapies
-	PanOmics - PanOmics, our multi-omics supported drug discovery platform, combines industrialized Omics data generation and AI/ML supported Omics data analysis. Built on the foundation of proprietary molecular patient data, the platform fundamentally improves the understanding of disease processes, disease modeling in vitro and in vivo, the identification of novel high value targets as well as biomarker discovery and patient selection.

The technologies in use cover the whole range of biomolecules from genes to protein to metabolites. While we are using standard commercially available processes for genomics, we have invested massively in high-throughput and high-resolution transcriptomics, proteomics, and metabolomics methods. These methods allow us to study diseases processes on all molecular levels and yield a deeper understanding of the disease mechanisms and discovery of novel predictive biomarkers. We believe our proprietary multi-omics data generation platform, PanOmics, is industry-leading in terms of throughput sensitivity, robustness, and cost efficiency, in the fields of transcriptomic and proteomic analysis.

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

-	E.MPD
●	The drug discovery process starts with a fundamental understanding of molecular disease processes. We believe that gaining a better insight into the molecular level of disease processes is the only way to develop disease modifying or even curative therapies. Evotec has established unique and proprietary molecular patient databases in number of disease areas including cardiac diseases, acute & chronic kidney disease (“AKI” & “CKD”), metabolic diseases, immunology and inflammation (“I&I”), and neuronal diseases. Our most comprehensive molecular patient database has been built in CKD.

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

Based on the strength of our molecular CKD patient database, we have built four partnerships in kidney diseases in the last almost ten years with prominent pharmaceutical companies such as Bayer, Vifor (now “CSL Vifor”), Novo Nordisk, Eli Lilly, and Chinook (now a Novartis company). Our collaborations are structured as multi-target agreements pursuant to which an undefined number of targets may be pursued.

While our molecular patient database in CKD is the most comprehensive set of data at this stage, we are growing several additional proprietary molecular patient databases in other disease areas (e.g., Metabolic and Cardiac diseases etc.) by adding samples from more patients. The opportunity to derive new targets and therapies in these disease areas is tremendous, and we aim to capitalize on these databases via additional strategic alliances.

-	iPSC based disease modeling - The improved molecular understanding of disease processes and therefore of sub-populations of larger patient populations enables us to establish more disease relevant in vitro models especially using patient-derived disease models through iPSC technology. Combining our improved understanding of molecular disease processes in patients with iPSC-based patient derived disease models as well as high performance Omics profiling and AI/ML supported data analytics is a unique set up to seamlessly prosecute novel insights in disease biology into next-generation drug discovery programs.
●	iPSC cell assays enable a more accurate modelling of diseases and therefore represent an alternative to animal models in profiling drug candidates at preclinical stages. Patient-derived iPSCs offer unprecedented opportunities for in vitro disease modelling and have unlocked new possibilities for the development of more efficacious and safer drugs. Since 2013, we have built an iPSC infrastructure that forms an integral part of our PanOmics-driven drug discovery platform and can be applied to a broad range of therapeutic areas. It was created with the key goal of developing more accurate and scalable models to investigate disease aetiology and to industrialize iPSC-based drug screening in terms of throughput, reproducibility and robustness in miniaturized 384-well format.

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

Development & Manufacturing Services

We provide a one-stop solution for drug development and manufacturing, designed to work closely together with our partners to design and execute the best strategy for rapid entry into first-in-human (“FIH”) studies and further advancement into clinical supply for Phase II and Phase III studies.

Integrated Development & Manufacturing Services include:

●	INDiGO - Investigational New Drug (“IND”) Enabling Program - INDiGO is a fully integrated development program in which clinical-enabling drug substance, safety assessment, clinical drug product and regulatory activities are conducted at a single site and within a single contract, providing a fully integrated and optimally efficient plan for IND/clinical trial application (“CTA”) submission. All these activities are governed by a project team with decades of pharmaceutical experience and harmonized with our fully equipped regulatory support team providing a robust, streamlined development engine with multi-disciplinary coordination to accelerate drug candidates into the clinic. Instead of single services, we offer a solution designed to materially shorten the process of bringing a new drug candidate into the clinic.
●	Fully integrated API capabilities - Our API capabilities encompass process chemistry, analytical, and manufacturing operations. In addition to offering integrated process R&D and analytical development services using state-of-the-art laboratory facilities and equipment, we also supply APIs for preclinical development, non-clinical use, clinical trials, and small-scale commercial supply. To ensure compliance with cGMP standards and to provide support for customer audits and regulatory inspections, we have an independent Quality Assurance unit that oversees all API activities. Our chemistry, analytical and manufacturing operations are co-located at facilities in Abingdon, UK, and Verona, Italy.
●	iPSC based Cell Therapy - We have built a fully integrated end-to-end platform to discover, develop and manufacture off-the-shelf iPSC-based cell therapeutics. In addition, we conduct R&D to develop innovative proprietary product candidates to accelerate pipeline building with our partners. Our proprietary internal iPSC-based preclinical product candidate pipeline encompasses immunotherapies for cancer and autoimmune diseases, as well as regenerative therapies targeting diabetes and retinal degeneration. Our platform integrates cutting-edge gene editing and targeting technologies, along with a GMP facility for manufacturing clinical development candidates located near Modena.

Cyprotex ADME-Tox Solutions

Cyprotex enables and enhances the prediction of human exposure, clinical efficacy and toxicological outcome of a drug or chemical. We can combine quality data from a comprehensive portfolio of in vitro assays with leading in silico technology and harness our extensive experience in the ADME-Tox field to add value, context and relevance to the data supplied to our partners. Cyprotex serves several different industries, including the pharmaceutical and biotech, personal care and cosmetics, household products, and the chemical and agrochemical industries.

The range of Cyprotex ADME-Tox Solutions encompasses:

●	In vitro ADME and pharmacokinetic (“PK”) - Studying ADME of a compound can be used to estimate the plasma and tissue concentrations in the body (pharmacokinetics). There is a clear link between pharmacokinetics/tissue exposure and clinical efficacy and safety due to either on-target or off-target effects.
●	Integrated and standalone bioanalysis – Evotec and its subsidiaries have a breadth of experience in bioanalysis for small molecules and bio-therapeutics of any size for non-clinical and clinical sample analysis. The scientific experience, capacity and application of the bioanalytical equipment provide a fast turnaround that will help to arrive at “go/no-go” decisions faster. Our bioanalysis service is part of both standalone services as well as fully integrated packages. We can offer both non-GLP and GLP bioanalytical services with validated methods appropriate for regulatory submissions.
●	Toxicology - Significant expertise in the latest techniques such as high content imaging, microelectrode array, 3D cells and iPSC-derived models and transcriptomics to identify potential toxicity and understanding mechanisms of toxicity at an early stage in drug discovery. More human relevant cell-based models are being introduced in drug discovery to address this need. Evotec and its wholly owned subsidiary Cyprotex are among the leaders in this field.
●	Physicochemical Profiling - Determining key physicochemical properties of compounds plays a pivotal role in supporting rational compound design by providing insight into the relationship between a molecule’s structure and its physical behavior within many areas in an organism, e.g. dissolution, absorption, distribution, metabolism, elimination, protein affinity, and toxicity.

●	Modelling & Simulation - Properly developed systems models can generate valuable additional information from data, enabling improved decision making, cost reduction and reduction in animal usage. Cyprotex performs innovative mathematical modeling and offers multiple modeling solutions, such as Pharmacokinetic Prediction using physiologically based pharmacokinetic (“PBPK”) models, ML & Quantitative Structure-Activity Relationship (“QSAR”) /Quantitative structure–property relationships (“QSPR”) modeling primarily performed by a proprietary system developed in-house, PK/pharmacodynamic (“PD”) modeling, as well as a suite of methods for integrating data from multiple in vitro, ex vivo and in vivo sources – whether ADME/PK, toxicity and/or efficacy.

JEB

JEB is our advanced approach to designing, discovering, optimizing, developing and manufacturing bio-therapeutics. The sale of the JEB Toulouse site to Sandoz closed in December 2025 marks a strategic milestone for Evotec in transitioning to a business model that requires less capital expenditure. With the sale of the JEB Toulouse site steps back from owning large‑scale biologics manufacturing and moving toward a lighter, partnership‑focused model. The deal strengthens Evotec’s liquidity while keeping access to long‑term revenue through technology licenses, milestones, and royalties. This shift in strategy allows Evotec to focus more on its core R&D platforms and continuous manufacturing expertise, without carrying the heavy investment burden of running a full biologics production facility. JEB will continue to offer all of its previous biologics CDMO services in the Seattle and Redmond sites, as well as licensing out its proprietary IP, including cell lines, media, expression vector system, as well as its full suite of end to end continuous manufacturing IP.

Evotec acquired Just Biotherapeutics (subsequently renamed Just – Evotec Biologics) in 2019, which represented our entry into the large and growing market for commercial biologics and expanded our multi-modality capabilities. The founding and original concept of JEB was to create an agile, flexible, and cost-effective method of biologics discovery, development, and manufacture to enable affordable global access to modern biologics therapies. This powerful, horizontally integrated end-to-end system is called J.DESIGN.

Our full suite of capabilities from Discovery to Commercial Supply of biologics includes:

●	Antibody Discovery (J.HAL)
●	Antibody Molecular Optimization and candidate selection services utilizing state-of-the-art in silico-based AI tools combined with biophysical and biochemical characterization (J.MD).
●	Process and product design for highly efficient, high titer, flexible manufacturing (J.P3)
●	Cell line and media development services
●	Continuous and Semi-continuous biomanufacturing under GMP for clinical and commercial use
●	Technology Partnerships
●	Licensing of our proprietary J.CHO cell line, proprietary J.Media for perfusion cell culture and J.Train services (building of flexible biomanufacturing lines and facilities)

Because we utilize J.DESIGN, or select elements as noted above, throughout the entire drug discovery and development process of biology, by the time it reaches the manufacturing stage in any given program, we have thoughtfully assessed the risk of most scaling problems that may occur. As a result, we can deliver flexible, right-sized manufacturing with faster turnaround times and without sacrificing the quality of the products. In addition to being suitable for providing clinical materials for most indications, this paradigm can broaden the scope of disease areas for biologic drug candidates driven by significantly higher yields and lower costs. It will also accelerate the growth of biosimilars given cost advantages, and it makes orphan diseases more amenable to biologics despite small addressable populations. For the same reasons, smaller patient populations resulting from precision medicine-based patient stratification will also benefit.

The J.POD is a late-stage clinical and commercial manufacturing facility. A J.POD stands for “Production on Demand” and can accelerate the development of highly productive processes that can be executed in relatively small unit operations and still make enough products to meet almost all commercial market needs in a single facility. These highly intensified processes reduce the size of unit operations to fit into relatively small, flexible “POD’s” or clean rooms, and become the core manufacturing space in a J.POD facility. Since the entire process train uses single-use technology, central and CapEx intense utilities like “clean in place” or “sterilize in place” systems are eliminated, as well as the large amount of stainless-steel piping and large stainless-steel vessels that must be precisely built and validated. In addition, POD’s, and the equipment they contain can be built and assembled while the plant is being constructed so that the time and complexity of validation are dramatically reduced.

Finally, instead of increasing the size of bioreactors and processing steps to expand capacity (as in traditional large-scale manufacturing facilities), additional bioreactors of the same size are essentially “cloned.” In essence, we “scale-out” in time (i.e. we are able to extend the culture duration in days) rather than “scale-up” and effectively reduce scale-up risks by manufacturing at the same scale from early clinical development through commercial manufacturing. Our processes are highly “intensified,” using continuous perfusion and connected downstream processing to make large amounts of high-quality drug substance with a relatively small bio processing footprint.

To enhance our manufacturing capabilities, in August 2021, we opened our first J.POD, a late-stage clinical and commercial manufacturing facility in Redmond, Washington, United States, in addition to our existing early stage facility also using J.POD technology in Seattle, Washington, United States. Because our J.POD Redmond facility contains clinical and commercial processes, both can be operated at the same scale to facilitate seamless transfer and eliminate scale-up risk. The site, which will be able to produce on a large enough scale to meet most of our commercial needs in a single facility and will mainly supply markets in North America.

As global demand for flexible biologics capacity and for more affordable access to medicines increases, we opened a second J.POD facility in Toulouse, France in September 2024. Since July 2024, the site has been dedicated entirely to Evotec’s customer Sandoz, following a series of agreements for the development, manufacturing and launch of select biosimilars. On July 30, 2025, Evotec SE and Sandoz AG signed a non-binding term sheet on a planned sale of Just – Evotec Biologics EU in Toulouse to Sandoz, followed by the signing of the contract in November 2025 and the final closing on December 5, 2025. The agreement includes approximately USD 350 m in cash for the JEB manufacturing site in Toulouse and upfront technology license fees for JEB’s complete technology stack. In addition, Evotec is eligible for license fees, and development revenues including success-based milestones adding up to more than USD 300 m over the coming years, replacing existing contractual commitments. The transaction with Sandoz is covering royalties on a portfolio of up to ten biosimilars in technical and early development and is accelerating the implementation of Evotec’s strategy through better monetization of its technology and transitioning to an asset-lighter business model. With the closing of the transaction, JEB will continue to serve its customers in the USA and Europe with capacity for molecular design, upstream, downstream, analytical and formulation development as well as FIH to commercial biologics GMP manufacturing. This transaction provides validation and underscores the strength of Evotec’s technology and capabilities in the rapidly expanding biologics segment, which could drive customer demand and support further future licensing opportunities for its proprietary end-to-end continuous manufacturing platform. Further, the transaction evidenced the strategic shift of the JEB business away from a pure CDMO services provider towards a more asset-light business model, which combines existing CDMO services at the Redmond facility with further revenue streams based on monetizing IP within the end-to-end continuous manufacturing process, including cell lines, media, and vectors.

Evotec ventures: Equity Investments

Evotec’s equity strategy started with the creation of Evotec’s spinout of Topas Therapeutics in 2016. Since then, we have made equity investments in products, technology platforms, companies and investment funds with the goal of obtaining early access to innovation and generating upside through our role as an operational partner and potential preclinical and clinical successes, or even positive commercial developments that could drive the valuation of individual portfolio companies. This could lead to returns on investments in case of successful exits from our portfolio companies, e.g. we sold Carrick Therapeutics in October 2025 and in December 2025 Dark Blue Therapeutics, which is advancing first-in-class, small molecule-targeted protein degraders for oncology, was acquired by Amgen. Evotec was invested in Dark Blue Therapeutics since 2020 when the company was founded out of the Academic Partnership BRIDGE LAB282.

With the divestment of Recursion at the end of 2024, we had already significantly reduced our equity investment exposure and continued to do so throughout 2025.As of December 31, 2025, we still have 29 equity engagements in our equity pipeline. Assets from Aurobac Therapeutics, Aeovian Pharmaceuticals, EIR Biotherapies, IMIDomics Immunitas Therapeutics, Sernova, Topas Therapeutics and Tubulis are the most advanced, with 10 active ongoing clinical trials (Phase I and II). Our ownership ranges from 0.1% to 39% in equity per company. Investments with a share greater than 20% or significant influence are recognized in our accounts “at equity”.

Academic BRIDGEs

We are convinced that academic settings serve as a major source and point of origination and discovery of new pharmacological targets and drugs. For example, approximately 25% of drugs ultimately approved by the FDA originate from academia, according to a study published by CTS Clinical and Translational Sciences investigating the contribution of different types of organizations to drug innovation. We seek to address the lack of funding and access to expertise for translational projects from academia, which is one of the main hindrances to capital efficient drug discovery. Often, there is a lack of commercial understanding on how to advance assets to the next stage by university researchers. At the same time, there is a need for validation of academic findings on industry-grade platforms to increase data quality and reproducibility, which we address with our Biomedical Research, Innovation & Development Generation Efficiency (“BRIDGE”) model.

Operationally, BRIDGEs fall into three categories: (i) Contractual partnerships with academic institution(s) and investors or pharma companies with the aim of co-creating biotech companies; (ii) equity investments in start-up studios which focus on accelerating academic projects: and (iii) contractual partnerships with universities and a pharma company to co-create licensing opportunities for pharma. To date, we have created seven company-creating BRIDGE partnerships (LAB282, LAB150, beLAB2122, beLAB1407, Danube Labs, a BRIDGE with VC Amplitude Ventures, and 65LAB), three investments into start-up studios (Autobahn Labs, ArgoBio and Extend) and one licensing-engine BRIDGE (LAB eN2).

In 2024, Evotec and Novo Nordisk announced that its translational drug discovery accelerator, LAB eN², which aims to nurture early research from academic institutions into novel therapeutics, has selected its first three projects to move forward in the program from Boston University, Harvard University in collaboration with Mass General Brigham, and Joslin Diabetes Center. LAB eN² is also expanding to include five additional academic institutions: Boston Children’s Hospital, Boston University, Johns Hopkins University, Joslin Diabetes Center, and the Icahn School of Medicine at Mount Sinai.

In January 2025, we started a novel collaboration - together with Yonsei University in Seoul, South Korea, and the Korean biotech company Zymedi - to develop first-in-class therapeutic antibodies to treat asthma and idiopathic pulmonary fibrosis. The project will focus on the preclinical development of novel anti-inflammatory and anti-fibrotic antibodies directed against tRNA synthetases, an emerging therapeutic target class to treat diseases with a high unmet medical need.

In November 2025, a University of Bristol project aiming to develop next-generation therapeutics for autoimmune diseases received over £850,000 in new funding through the beLAB1407 BRIDGE partnership, supported by Evotec and its global pharmaceutical collaborators. Their current work focuses on the structure-guided design of peptides – short chains of amino acids – to produce cyclic peptides capable of targeted activation of the human complement system.

By the end of 2025, BRIDGEs had built a portfolio of around 130 projects, engaged with 65 academic collaborators and 18 industry partners. These accomplishments position BRIDGEs as a notable and impactful pre-seed initiative within its field.

Summary of Equity Holdings, including start-up studios as of December 31, 2025

Company	Focus	Equity stake %[1]
Aeovian Pharmaceuticals Inc.	Inflammatory diseases	2.32
ArgoBio SAS	Multiple	8.17
Aurobac Therapeutics SAS	Antimicrobial Resistance (AMR)	12.50
Autobahn Labs, LLC	Multiple	10.53
Blacksmith Medicines Inc.	Human metalloenzymes	17.97
Breakpoint Therapeutics GmbH	Oncology (DDR)	34.03
Cajal Neuroscience Inc.	Neurodegenerative disease	1.18
Carma Fund I	Life Science VC	10.00
Celmatix Inc.	Women's health	7.47
Centauri Therapeutics Ltd.	Antimicrobial Resistance	22.18
Curie Bio LLC	Life Science VC	0.10
Curie Bio Seed Fund I LP	Life Science VC	2.83
EIR Biotherapies Srl	Oncology	24.66
Eternygen GmbH*	NASH	24.97
Extend Srl	Multiple	9.10
Fibrocor LLP	Fibrotic diseases	16.26
Fibrocor Therapeutics Inc.	Fibrotic diseases	7.65
IMIDomics Inc.	Inflammatory diseases	6.64
Immunitas Therapeutics Inc.	Oncology	5.54
Leon Nanodrugs GmbH	Nano-technology	3.99
Mission BioCapital V LP	Life Science VC	3.64
Pluristyx Inc.	Cell therapy	3.79
Quantro Therapeutics GmbH	Functional genetic and transcriptomic technologies	38.79
Sernova Corp.	Diabetes	4.73
TAG Therapeutics GmbH	Oncology	20.16
Thelior Bio Ltd.	Inflammation	1.18
Topas Therapeutics GmbH	Nanoparticle-based therapeutics	23.86
Tubulis GmbH	Antibody Drug Conjugates	3.33
Verto Therapeutics Inc.	Oncology	4.16

* in liquidation

1) Share of investments based on issued shares, before full dilution (virtual shares or options not considered)

IP

We seek to protect and enhance the value of our proprietary drug discovery programs as well as our technology platforms, including proprietary processes, technologies, inventions, and methods, and their application to the R&D of treatments for serious diseases and methods of manufacture through the filling of IP. We pursue a multi-layered IP strategy to protect our technology platforms and their application to R&D of treatments for serious diseases. One focus of our IP strategy is to provide protection for our platforms and pipeline assets currently in development. We also pursue IP protection for assets that may be used in future development programs and/or that may be of interest to our partners or otherwise may prove valuable in the field.

Patent filings protect various aspects of our technology platforms and our pipeline assets, while other aspects remain trade secrets. We also pursue other methods of protection, including seeking trademark registrations, as appropriate. Many of our IP assets were developed and are owned solely by us, some have been acquired and are solely owned by us, some have been developed via collaboration and are jointly owned, and some have been licensed from third parties. We will continue to make additional patent application filings and pursue opportunities to acquire and license additional IP assets, technologies, platforms, or pipeline assets, as developments arise or are identified.

As of December 31, 2025, our owned patent portfolio included more than 50 patent families, each of which includes at least one filing in the United States or Europe, and several of which are pending or granted in multiple jurisdictions.

Below, we provide a summary of the contours of our current IP portfolio as it relates to different aspects of our business.

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

Regulation of Drugs and Biologics

Like all companies in our industry, we need to follow a large set of international regulations. In the EU, pharmaceutical products are subject to a comprehensive scheme of regulatory requirements mainly set out at EU level, but country-specific regulations at EU member state level remain essential in many respects. These regulations exercise over all aspects of our operations including, but not limited to, research, development, testing, manufacturing, and quality control. They also govern all aspects of the operations of our customers and the partners with whom we co-own pipeline assets, including assessing safety and efficacy for purposes of marketing approval, labeling, storage, record keeping, commercialization, distribution, post-approval monitoring, advertising, pricing, and more.

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

Preclinical Research

A robust package of preclinical data is required before clinical trials can begin. In the EU, if preclinical results warrant continuing development of the product candidate, before a clinical trial may commence, applicants are required to submit a clinical CTA to each country’s national health authority and an independent ethics committee. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier with supporting information, in particular preclinical data and information about the manufacture and quality of the medicinal product under investigation. In the United States, if preclinical results warrant continuing development of the product candidate the results of the studies are submitted to the FDA as part of an IND application. An IND includes, among other things, items such as preclinical data, manufacturing information, a proposed clinical protocol and an investigational plan and must be reviewed by the FDA and become effective before proposed clinical testing can begin.

Regulation of Testing Facilities

Our facilities are audited by regulatory agencies such as the FDA, MHRA, and similar foreign regulatory authorities as well as our customers to ensure compliance with requirements designed to ensure the quality and integrity of the testing process and data such as GLP and GMP and other requirements adopted by the EMA, the FDA, the Ministry of Health in the UK and by similar regulatory authorities in other countries, as applicable. GLPs and GMP require standardized procedures for all equipment, processes, and analytical tests, for recording and reporting data, and for retaining appropriate records.

Clinical Trials, Marketing Authorization Application (“MAA”), NDA or BLA Preparation and Submission

In the EU, all phases of clinical development are monitored and audited extensively by regulatory authorities of the relevant member states. Authorities scrutinize all clinical activities and data, and our partners must submit annual reports to the controlling authorities of the relevant member states detailing the progress of the trial. Our partners must also submit any information that suggests a significant risk to human patients or any clinically important increase in the rate of seriously suspected adverse reactions to regulatory authorities as and when they discover such information. The United States has adopted a similar regulatory scheme to the EU. Our partners typically carry out clinical development of our pipeline, including the conduct of human trials and interaction with regulatory authorities.

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

Nevertheless, we hold confidential personal information relating to people who have been and/or still are employed by the company. The possession, retention, use and disclosure of such information are highly regulated, particularly in the European Economic Area (“EEA”). The GDPR controls how personal data must be handled and places significant restrictions on the export of personal data from within the EEA to other third countries that have not been found to provide adequate protection for such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA and the United States remain uncertain. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, including Health Insurance Portability and Accountability Act (“HIPAA”), and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Other EHS Laws and Regulations

We may be subject to numerous EHS laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damage, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

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

We compete in an industry characterized by rapidly advancing technologies, intense competition, and a complex IP landscape. With respect to other players in specific fields in the industry, we consider our competition to be as described below:

●	External drug discovery and development: Several large CROs including Wuxi Apptec and Charles River Laboratories. Large pharma’s incumbent R&D organizations.
●	PanOmics and patient-relevant disease modeling: Recursion and Adaptive Biotechnologies, Sequantrix, Owkin and Isomorphic, and, in the field of data-driven precision medicine in oncology, Schrödinger, Tempus.
●	Tech enabled business models: Abcellera, Certara, Recursion and Schrödinger.
●	iPSC-based regenerative therapy of Type I diabetes: Vertex Pharmaceuticals, Century Therapeutics, and Sana Biotechnology, all of whom are developing iPSC-based treatments for Type I diabetes.
●	iPSC-based treatments of cancer and immune disorders: Fate Therapeutics and Century Therapeutics.
●	Treatment of Parkinson’s disease and heart failure: BlueRock Therapeutics (acquired by Bayer in August 2019);
●	iPSC-based assay developments: Fate Therapeutics, Allele Biotechnology, Takeda, and Fujifilm, along with Contract Manufacturing Organizations (“CMOs”) such as Lonza, SCM Lifescience, Reporcell and Charles River Laboratories.
●	Biologics development and manufacturing: CDMOs such as Lonza, Samsung Biologics, Boehringer Ingelheim, Wuxi Biologics or Avid Bioservices.
●	Co-developed assets:
(a)Our agent for the treatment of Chikungunya virus infections faces competition from an Albumedix product with the same application.
(b)Our assets partnered with BMS treating neurodegenerative diseases may face competition from similar assets developed by Denali Therapeutics.
(c)SKY Covione (COVID-19) marketed by SK bioscience in South Korea is competing with several Covid-19 vaccines and therapeutic agents.
C.	Organizational structure.

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

Our headquarters are in Hamburg, Germany, where we occupy office and laboratory space. We manage further laboratories and office facilities in Göttingen and Munich in Germany, Toulouse and Lyon in France, Abingdon and Manchester in the UK, Princeton, Framingham, Branford, Seattle, and Redmond in the United States, Verona, and Medolla in Italy. Manufacturing areas are available in Verona, Abingdon, Seattle, Medolla and Redmond sites. Some key steps to build this facilities setup were:

●	In July 2019, we acquired Just Biotherapeutics Ltd., located in Seattle, United Stated (JEB), including 3,580 square meters of laboratory and office space.
●	In July 2020, we acquired the Biopark by Sanofi SAS in Toulouse from Sanofi, including all land and buildings of the former Sanofi site. We also took over a second site of Sanofi in Lyon.

●	In the second quarter of 2021 we acquired the Verona site from GlaxoSmithKline SpA (“GSK”), consisting of 41,057 square meters of laboratory, production and office space.
●	The acquisition of a dedicated site for R&D of gene therapy-based projects in Orth/Donau, Austria as part of its plan for profitable growth. The decision to close the site was announced in May 2024.
●	In 2022, we added Proteomics capacity enlarging our footprint in Munich (new campus) and we expanded our laboratories in Princeton (U.S.), in Abingdon (UK) and in Verona (Italy).
●	In the second half of 2022, we acquired Rigenerand in Medolla (now called Evotec (Modena) Srl) and an API production site in Halle (now called Evotec Drug Substance (“DS”)). In the first half of 2024 the group decided to discontinue the operation of Halle/Westphalia, Germany. On November 5, 2024, we have announced the sale of our chemical API manufacturing site, Evotec Drug Substance (“DS”) GmbH, located in Halle/Westphalia, to Monacum Partners GmbH - a Munich based Private Equity firm.
●	In 2022, we completed the preparation activities to transfer our operations from the previous U.S. Watertown site to a new site located in Framingham (2,392 sqm). We moved into the new site at the beginning of 2023.
●	In April 2024 we further consolidated our footprint through the closure of Marcy l’Étoile site in France
●	In 2024 we optimized our footprint in Hamburg and in Göttingen through the consolidation of offices spaces and buildings.
●	In 2024 we opened the new JPOD2 building in Toulouse adding 14.900sqm to our Biotherapeutics footprint.
●	At the end of 2024 we entered in a new labs building in Alderley Park with the activation of building B22
●	As part of our consolidation program at the end of February 2025 the Cologne site was closed.
●	In September 2025 the new MEC4 building in Hamburg was handed over to Evotec.
●	Already since July 2024, the JPOD2 site has been customized and dedicated entirely to our customer Sandoz. On July 30, 2025, Evotec SE and Sandoz AG signed a non-binding term sheet on a planned sale of Just – Evotec Biologics EU in Toulouse to Sandoz, followed by the signing of the contract in November 2025 and the final closing on December 5, 2025.

The following table summarizes information with respect to the principal facilities leased and owned1) by us at the end of 2025:

Area
Location	SQM total (gross)
France Total:	67,338
Lyon	2,270
Toulouse1)	65,068
Germany Total:	43,737
Göttingen	9,919
Hamburg	31,402
Munich	2,416
Italy Total:	43,138
Verona1)	41,128
Medolla1)	2,010
UK Total:	30,867
Abingdon	24,081
Nether Alderley	6,786
US Total:	24,794
Branford	2,192
Princeton	3,945
Redmond	12,887
Seattle	3,578
Framingham	2,192
Evotec total	210,065

We lease an aggregate of approximately 101,000 square meters, in Europe and the United States. Our leases expire on various dates from 2026 to 2043 (indicatively).

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

Item 4A.Unresolved Staff Comments

No unresolved comments.

Item 5.	Operating and Financial Review and Prospects
A.	Operating results.

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements and related notes included elsewhere in this annual report. The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, and endorsed in the EU, which may differ in material respects from generally accepted accounting principles (“GAAP”) in other jurisdictions, including U.S. Generally accepted accounting principles. The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of many factors, including but not limited to those described in “Risk Factors” and elsewhere in this prospectus. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

For information regarding our consolidated results, segment results and liquidity and capital resources for the year ended December 31, 2025 as compared to the year ended December 31, 2024, refer to “Operating and Financial Review and Prospects” in our annual report for the year ended December 31, 2025, which information is incorporated by reference herein.

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

Until December 31, 2023, we reported the results of our operations in two operating segments: EVT Execute and EVT Innovate. EVT Execute included mainly fee-for-service and FTE-rate arrangements where our customers own the IP, whereas EVT Innovate comprised of internal R&D activities as well as services and partnerships that originated from the R&D activities where we typically owned or co-owned IP with our strategic partners or participated on the jointly developed IP.

As of January 1, 2024, a new segment reporting was introduced and moved from the segments EVT Execute and EVT Innovate towards Shared R&D and Just – Evotec Biologics to better steer our business and to reflect the underlying trends, evolutions and activities of the various business areas we are involved in. We believe that the two new reportable segments Shared R&D and Just – Evotec Biologics represent fairly and provide a better information to external stakeholders on how resources are allocated and how we manage our overall performance. The evaluation of each reportable segment by the management is performed based on revenues and adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”). In 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to Discovery & Preclinical Development (“D&PD”) to better reflect Evotec’s strategic focus.

For the year ended December 31, 2025, we reported €788.4 million in revenue, representing a variance of (1.1)% from the year ended December 31, 2024, and €103.5 million in net losses, representing a decrease in net loss of €92.6 million compared to the year ended December 31, 2024. We also reported Adjusted EBITDA of €41.1 million for the year ended December 31, 2025, representing a increase of €18.6 million compared to the year ended December 31, 2024. Adjusted EBITDA is a measure that is not defined under IFRS. For further information about how we calculate Adjusted EBITDA, the limitations of its use and its reconciliations to comparable IFRS measures, see “–Key Performance Metrics and Non-IFRS Measures.”

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

Efficiency and Scientific Excellence of our own R&D Activities

Our performance is dependent not only on the market’s need for external innovation, but also on our own ability to provide innovative solutions. For this reason, investing in technologies and platforms is a core part of our strategy. In 2025, we spent €37.5 million (2024: €50.9 million) in R&D, and we intend to continue to dedicate a significant number of financial resources to ensuring that our offerings continue to meet the industry’s needs. However, the investments will represent a balance between strong investments in Evotec’s capabilities to improve efficiency and precision medicine platforms, and financial stewardship in a challenging macroeconomic environment.

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

Scientific Results and Third-Party Decisions

An important pillar of our growth strategy is the generation of milestones and royalties. Our pipeline currently includes more than 80 partnered assets. We define our pipeline to include candidates that we wholly own and those for which we have the right to receive royalty or milestone payments. Pipeline assets with respect to which we have the right to receive royalty or milestone payments include those that we will have initially developed and subsequently licensed or assigned to partners for continued preclinical and clinical development as well as those that have been initially developed by our partners and that have become the subject of a joint research project. We do not count in our pipeline candidates being developed by partners in whom we have solely an equity stake and no right to milestone or royalty payments with respect to their candidates in development.

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

Revenue Mix and Gross Margin

We generate revenue either from fee-for-service and/or FTE-rates-based contracts, from technology licenses, by receiving milestones and royalties on assets or partnerships, or any combination thereof. Revenues can be further differentiated based on our technologies and platforms. Changes in the allocation of revenues between contract types and technologies mainly affect our cost of sales, gross profit, and gross margin.

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

Via a share purchase agreement (SPA) signed on November 4, 2025 and with closing effective as of December 5, 2025, we disposed of 100% of the shares in our subsidiary Just - Evotec Biologics EU SAS, Toulouse, France to Sandoz AG, Basel, Switzerland. This transaction was a pivotal step and a transformative milestone in Evotec’s transition to a scalable technology provider for next-generation integrated biologics development and advanced continuous manufacturing.

In addition, we have acquired minority stakes in early-stage development companies through our EVOequity program, which is described in further detail under Item 4 of this annual report. These companies can either be entities with no prior relationship, or spin-offs from our other programs, such as our BRIDGEs program. The related transactions may result in significant influence over the acquired entity in line with the IFRS definition presented in International Accounting Standards (“IAS”) 28 (generally 20% or more of voting rights) and therefore require us to account for these investments using the equity method. In this case, in addition to the balance sheet impact, our share of the investee’s profit or loss will affect our results of non-operating result under “share of the result of associates accounted for using the equity method,” but will have no effect on our Adjusted EBITDA.

Foreign Currency Exchange Rates

Due to our international business operations, we are subject to both foreign exchange transaction and translation risks. Our reporting currency is Euro; however, we also incur revenues and expenses in U.S. dollar and pound sterling. Other currencies are of less relevance.

Transactional risk arises when we and our subsidiaries execute transactions in a currency other than our respective functional currency. Our principal exposure to foreign exchange effects relates to the U.S. dollar and pound sterling. In 2025, 65% and 7% of our revenue and 33% and 18% of our cost of revenue was in U.S. dollars and pound sterling, respectively. In 2024, 62% and 10% of our revenue and 31% and 18% of our cost of revenue was in U.S. dollars and pound sterling, respectively

Where we are unable to reconcile sales generated in a foreign currency with expenses incurred in the same currency, our operating results will be adversely affected by exchange rate fluctuations. We also use derivatives such as currency futures and swaps to minimize exchange risk.

R&D Tax Credits

We receive R&D tax credits for qualifying research related expenses mainly in France for the Toulouse and Lyon sites, UK and Italy. The credits are recognized under other operating income. These credits amounted to €41.6 million in 2025 as compared to €46.9 million in 2024.

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

R&D Expenses

Our R&D expenses comprise expenses incurred in connection with our in-house discovery platforms and developing new pipeline assets as well as overhead expenses for both our R&D projects. Partnered R&D expenses ended in 2023 with the completion of the previous Sanofi agreement, thus R&D Expense is synonymous with ‘Unpartnered R&D Expense’ since 2024.

We expense our pharmaceutical research activities as incurred. Due to the high uncertainty associated with early-stage development activities in the pharmaceutical sector, the precondition for the capitalization of development expenses related to work on pharmaceutical products as outlined in IAS 38 is generally not satisfied. Therefore, we have not capitalized internally generated pharmaceutical development costs to date. However, a significant portion of our R&D expenditure is focused on our platforms and technology, in which the preconditions of IAS 38 can be satisfied. Evotec capitalized € 4.7 million of R&D expenses in 2025 related to development activities of our platforms and underlying technology in comparison to € 3.4 m in 2024.

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

Furthermore, in 2025, other operating income equally included income from the sale of one of our associated investments, Dark Blue, finalized on December 30, 2025, as well as an insurance reimbursement for cyber-attack related expenses.

In addition, in prior periods we recharged current costs incurred at the ID Lyon sites to Sanofi in connection to our agreements signed in 2018, which ended in 2023. Sanofi agreed to license to us most of its infectious disease research and early-stage development portfolio and transfer its operational infectious disease research unit to us, in addition to providing significant mid-term funding to ensure support and progression of the portfolio for which it retained certain option rights on the development, manufacturing, and commercialization of anti-infective products. We recognized these amounts in other operating income when they were a direct reimbursement of costs. There is no underlying direct exchange of these services for this income and therefore a recognition as revenue is not suitable. The related expenses were recognized under R&D expenses until the agreement ended.

Other Operating Expenses

In 2025, main components consisted of expenses related to the disposal of Just-EU Biologics SAS in December as well as one-off arbitration costs, including a lease contract of a building.

In previous years, the largest contributor to other operating expenses were the internal and external costs associated with recovery from the cyber-attack which occurred in the second quarter of 2023. In addition, other operating expenses mainly included expenses that we recharge to our partners for specific projects, for example related to expenses for the ID Lyon agreement, which ended in 2023. These expenses include facility costs, consultancy expenses, personnel costs, and incidental wage costs; outsourced services, materials consumed and depreciation. The related income was recognized under other operating income.

The external cyber-attack costs, the one-off arbitration costs as well as the Sandoz transaction are considered to be items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group, as these are not deemed to be recurring costs. These costs are not expected to recur after 2025.

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

Interest expenses consist primarily of interest from our Euro denominated short-term and long-terms loans and promissory notes. A portion of our interest expenses is related to financing cost of our revolving credit facility, which was available until mid of the year. Interest expenses also arise from our lease obligations according to IFRS 16 and for the unwind of discounts of our earn-out liabilities.

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

Tax Income (Expense)

Tax income (expense) represents the tax charge or credit on our profit or loss for the year and includes both current and deferred taxation. Tax income (expense) is recognized in the income statement unless it relates to items recognized directly in equity when it is recognized through the statement of comprehensive income. Deferred tax income (expense) consists of the tax impact of tax loss carryforwards and temporary differences. In the future, we expect to continue to benefit from certain tax loss carryforwards as we have incurred negative income in certain group entities in the past, which is discussed in more detail under “Result of Operations—Income and deferred taxes” below.

Result of Operations

The following table summarizes our consolidated statements of operations for each period presented:

	Years Ended December 31,
	2025	2024	2023
(In € thousands)
Revenues	788,373	796,967	781,426
Costs of revenue	(674,152)	(682,086)	(606,375)
Gross profit	114,221	114,881	175,051
R&D expenses	(37,509)	(50,857)	(68,529)
Selling, general and administrative expenses	(175,970)	(188,201)	(169,610)
Other operating income	65,599	52,700	64,793
Other operating expenses	(21,924)	(16,116)	(44,202)
Impairments	—	—	(5,011)
Reorganization costs	(633)	(54,930)	—
Operating income (loss)	(56,217)	(142,522)	(47,507)
Gain (loss) on investment in equity instruments reevaluation	(677)	(38,513)	(9,143)
Share of profit (loss) of associates and Joint ventures	(1,085)	(4,312)	(20,752)
Financial income	4,424	2,435	9,263
Financial expense	(14,442)	(11,699)	(11,739)
Other non-operating income (expense)	(18,769)	636	(714)
Net Income (loss) before taxes	(86,766)	(193,977)	(80,593)
Income taxes	(16,751)	(2,102)	(3,320)
Net income (loss)	(103,517)	(196,078)	(83,913)

Revenues

Group revenues decreased by €8.6 million, or 1.1%, to €788.4 million in 2025 from €797.0 million in 2024. Revenues from milestones increased to €9.6 million in 2025 from €2.9 million in 2024. The decrease against the prior-year period was driven by lower revenue in the D&PD segment and unfavorable FX rates, mostly offset by the performance of the Just — Evotec Biologics segment, including the landmark transaction with Sandoz in Q4. While the overall CRO market in general showed some signs of recovering in 2025, the market for early-stage drug discovery companies, notably driven by continued low biotech funding, remained challenging. At constant FX rates, Group revenues grew by 1.7% to € 810.4 m.

Revenues from fee-for-service and FTE-rate-based research services decreased by €124.5 million or 17%, to €612.9 million in 2025 from €737.4 million in 2024.

Total revenues in the D&PD segment decreased by €82.5 million, or 13%, to €528.9 million in 2025 from €611.4 million in 2024.  Revenues within JEB increased by €73.9 million, or 40%, to €259.4 million in 2025 (2024: €185.6 million). This growth was driven by further progression of the Sandoz partnership, including the licensing agreement in Q4, as well as strong growth in non-Sandoz and non-Department of War business. Notably, JEB saw a shift in revenue mix, with €115.0 million of total license revenues in 2025 (2024: €0 million)

Costs of Revenue

Costs of revenue decreased by €7.9 million, or -1.2%, to €674.2 million in 2025 from €682.1 million in 2024, which led to a group gross margin of 14.5% in 2025, compared with 14.4% in 2024.

Within D&PD, costs of revenues decreased by €26.9 million year over year. While a portion of the cost reduction is driven by reduced revenue, further structural savings were realized via lower personnel expense and external spend. Gross margin decreased to 8.9% in 2025 from 16.7% in 2024.

The decrease in D&PD was partially offset by increase in cost of revenue in JEB, which increased by €19.1 million year over year to €192.2 million in 2025 compared to €173.1 million in 2024. This was primarily driven by the increased headcount and ramp-up of our J.POD facility in Toulouse, and headwinds from build up of the US operations in line with the previous CDMO business model. Throughout the year, incremental steps were taken to adjust the cost base for the new strategic asset-lighter business model, culminating in the sale of the Toulouse site and the subsequent removal of all associated costs. As a result, full year gross margin increased to 26.0% in 2025 from 7.3% in 2024.

R&D Expenses

In 2025, Evotec focused its research and development activities on platforms covering strategic opportunities, therapeutic area investments and segment innovation to strengthen underlying platforms. The strategic opportunities are in particular investments in platforms such as E.MPD, PanOmics, PanHunter, iPSC drug development, iPSC cell therapy and targeted protein degradation. These efforts support Evotec’s development of a long-term pipeline of assets and/or unique proprietary platforms.

R&D expenses decreased by €13.3 million, or 26.2%, to €37.5 million in 2025 from €50.9 million in 2024, The decrease in R&D expenses represents a balance between strong investments in Evotec’s capabilities to improve efficiency and precision medicine platforms, and financial stewardship in a challenging macroeconomic environment. Partnered R&D expenses ended in 2023 with the completion of the previous Sanofi agreement, thus R&D Expense is synonymous with ‘Unpartnered R&D Expense’ starting 2024.

Selling, General and Administrative Expenses

The Group’s selling, general and administrative expenses (SG&A) decreased by €12.2 million, or -6.5%, to €176.0 million in 2025 from €188.2 million in 2024, mainly driven by lower consultancy, insurance and audit cost.

Personnel-related expenses increased by €1.1 million, to €106.4 million in 2025 compared to €105.3 million in 2024. This development was primarily driven by higher headcount levels, particularly within the IT and Logistics functions. In contrast, recruitment expenses declined year-on-year from €2.0 million in 2024 to €1.0 million in 2025 - largely linked to the 2024 opening of JUST EU. Travel and training expenses also decreased by €0.6 million, from €2.9 million in 2024 to €2.3 million in 2025, supported by strengthened cost‑management measures.

Consultancy, including outsourced service costs, decreased by €6.2 million to €20.6 million in 2025 vs. €26.8 million 2024, mainly driven by the IT organization. However, this reduction is partially mitigated by the increase in IT license costs, which rose by €1.7 million from €15.0 million in 2024 to €16.7 million in 2025. Insurance costs declined from €8.1 million in the previous year to €6.4 million in 2025. Audit and Tax expenses decreased by €1.6 million to €7.3 million in 2025 from €8.9 million in 2024.

Impairment of Intangible Assets and Goodwill

In 2025 as well as 2024, there were no impairment of intangible assets recognized. Furthermore, there were no impairment losses from goodwill in either 2025 or 2024.

Other Operating Income

Other operating income amounted to €65.6 million in 2025 compared to income of €52.7 million for 2024. R&D tax credits were mainly recognized in France for the Toulouse and Lyon sites, the UK and Italy, resulting in overall R&D tax credit-related other operating income of €41.6 million (2024: €46.9 million).

Furthermore, as of December 30, 2025, the sale of one of our associated investments, Dark Blue, has been finalized, producing other operating income totaling €12.1 million. In 2025, Evotec received an insurance reimbursement for cyber-attack related expenses of €7.5 million.

Other Operating Expenses

Other operating expense amounted to €21.9 million in 2025, which represents an increase from €16.1 million in 2024.

This increase was predominantly driven by €10.2 million expenses related to the Sandoz transaction as well as €5.0 million in one-off arbitration costs, including for a lease contract of a building.

At the same time, Evotec incurred lower cyber-attack related costs, with expenses decreasing from €8.6 million in 2024 to €1.7 million in 2025. The external cyber-attack costs, the one-off arbitration costs as well as the Sandoz (SPA) transaction are considered to be items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group, as these are not deemed to be recurring costs. These costs are not expected to recur after 2025.

Reorganization Costs

In 2024, Evotec faced significant organizational changes and a challenging market environment. During the year the management announced a priority reset, a restructuring program with significant impacts ranging from headcounts reduction to the optimization of the Group’s overall real estate footprint (either leased or owned) and to the sale and discontinuation of certain business lines.

The direct expenditures arising from the program (necessarily entailed by the restructuring and not associated with the ongoing activities) totalled €54.9 million and included, employee costs, footprint optimization initiatives, cost to sell Evotec DS GmbH, and other direct costs.

In 2025, this program was completed, resulting in the release of the remaining accrual that was partly offset by consultancy expenses amounting to €(0.6) million in total.

Interest Income

Interest income increased by €2.0 million, or 81.7%, to €4.4 million in 2025 from €2.4 million in 2024 primarily driven by targeted initiatives to optimize interest returns on the company’s liquidity position, which more than offset the impact of short‑term interest rate reductions by central banks.

Interest Expense

Interest expense amounted to €14.4 million in 2025 versus €11.7 million in 2024.

Measurement result from Investments

Measurement result from investments increased by €37.8 million, to € (0.7) million in 2025 from € (38.5) million in 2024. The 2025 result was affected by revaluation of our holdings in Aeovian Pharmaceuticals of € 3,500k and Tubulis GmbH of € 1,597k, offset by a valuation decrease in € (1,140)k Curie Bio Seed Fund I LP. Prior year result was affected by a revaluation of our Recursion Pharmaceuticals, Inc (formerly Exscientia Ltd.) shares of €(12.0) million prior to disposal, and further fair value adjustments to our holdings in Blacksmith Medicines Inc. €(9.9) million, and Immunitas Therapeutics Inc. €(5.5) million.

Share of the Result of Associates Accounted for using the Equity Method and Impairment of Financial Assets

Share of the loss and impairment in connection with associates accounted for using the equity method decreased by €3.2 million, or 75%, to € (1.1) million in 2025 from € (4.3) million in 2024.

Other non-operating income (expense)

Other non-operating income (expense) relates substantially to foreign exchange gains and losses. Foreign exchange losses amounted to €17.6 million (2024: € 4.4 million), mostly due to the strengthening of EUR vs USD from 1.0389 as per December 31, 2024 to 1.175 as per December 31, 2025 which resulted in a revaluation in particular of the USD denominated cash and receivables after conversion in EUR.

Current tax expense and Deferred Taxes

Total tax income (expense) amounted to € (16.8) million for 2025, versus € (2.1) million in 2024. Thereof, Evotec recorded current income taxes of € (2.1) million (2024: € (7.4) million). The decrease in current income tax expense compared to the prior year is primarily attributable to lower CIT provisions recognized in 2025, especially in Evotec UK, as well as a reduced impact from adjustments related to uncertain tax positions, which had a more significant effect on the 2024 current tax expense (2025: € 0.0 million, 2024:.€ (3.2) million).

Deferred tax income (expense) amounted to € (14.7) million for 2025 versus € 5.3 million in 2024, mainly driven by the deconsolidation of JUST EU, the impairment of deferred tax assets on tax loss carry forwards in UK and France, the consumption of tax loss carry forwards in UK and the change in various other temporary differences.

Operating Results by Segments

The following tables detail our segment Revenues and Operating income for the years ended December 31, 2025, 2024 and 2023 for each segment:

	Year ended December 31, 2025
	Discovery &
	Preclinical	Just-Evotec	Intersegment
(In € thousands)	Development	Biologics	elimination	Evotec Group
Revenues	528,930	259,443	0	788,373
Operating income (loss)	(74,482)	18,265	—	(56,217)

	Year ended December 31, 2024
	Discovery &
	Preclinical	Just-Evotec	Intersegment
(In € thousands)	Development	Biologics	elimination	Evotec Group
Revenues	611,394	185,573	—	796,967
Operating income (loss)	(126,170)	(16,353)	—	(142,522)

	Year ended December 31, 2023
	Discovery &
	Preclinical	Just-Evotec	Intersegment
(In € thousands)	Development	Biologics	elimination	Evotec Group
Revenues	672,977	108,449	—	781,426
Operating income (loss)	(8,122)	(39,385)	—	(47,507)

For a segment revenue analysis see “—Revenues.”

Segment operating loss within D&PD decreased by €51.7 million, to €(74.5) million for the year ended December 31, 2025, from €(126.2) million for the year ended December 31, 2024 primarily driven by the nonrecurrence of the reorganization expense in 2025. Gross profit amounted to €46.8 million in 2025 (2024 €102.2 million). Selling, and general administrative expenses amounted to €133.2 million and decreased by €25.7 million. R&D expenses decreased to €37.5 million in 2025 from €51.1 million in 2024. In addition, other operating income increased by €11.6 million due the sale of one of our At-Equities Investments, Dark Blue and receipt of cyber insurance reimbursement, and other operating expenses decreased by €2.6 million.

Segment operating income within JEB amounted to €18.3 million for the year ended December 31, 2025. This equals an increase of €34.6 million versus prior year and was primarily driven by higher revenue of €73.9 million. Gross profit amounted to €67.4 million, an increase of €53.9 million versus 2024. Selling, general and administrative expenses increased by €13.4 million driven by higher headcount and corporate cost allocations. Other operating income and expenses (net) decreased by €7.1 million driven by costs related to the Sandoz transaction.

The following table provides the reconciliation of segment Operating income (loss) to Segment Adjusted EBITDA for the periods presented below:

	Year ended December 31, 2025		Year ended December 31, 2024		Year ended December 31, 2023
	Discovery &		Discovery &		Discovery &
	Preclinical	Just-Evotec	Preclinical	Just-Evotec	Preclinical	Just-Evotec
(In € thousands)	Development	Biologics	Development	Biologics	Development	Biologics
Operating income (loss)	(74,482)	18,265	(126,170)	(16,353)	(8,122)	(39,385)
Depreciation of tangible assets	65,291	24,707	70,753	24,404	64,349	21,685
Amortization of intangible assets	9,478	—	6,484	—	6,946	—
EBITDA	287	42,972	(48,933)	8,051	63,173	(17,700)
Impairment of intangible assets	—	—	—	—	(108)	5,119
Impairment of goodwill	—	—	—	—	—	—
Change in contingent consideration (earn-out)	—	—	(158)	—	—	—
Reorganization costs	633	—	54,179	751	—	—
External cyber-related costs, net of reimbursements	(5,820)	—	7,608	1,067	15,379	489
One-off arbitration costs	4,985	—	—	—	—	—
(Income) / Expenses related to the disposal of Just - Evotec Biologics EU SAS	—	10,211	—	—	—	—
(Income) / Expenses related to the disposal of associate companies	(12,125)	—	—	—	—	—
Segment Adjusted EBITDA (1)	(12,039)	53,183	12,696	9,869	78,444	(12,092)

The following tables detail our Segment Adjusted EBITDA for the years ended December 31, 2025, 2024, and 2023 for each segment:

	Year ended December 31, 2025
	Discovery &
	Preclinical
(In € thousands)	Development	Just-Evotec Biologics	Evotec Group
Segment Adjusted EBITDA (1)	(12,039)	53,183	41,145

	Year ended December 31, 2024
	Discovery &
	Preclinical
(In € thousands)	Development	Just-Evotec Biologics	Evotec Group
Segment Adjusted EBITDA (1)	12,695	9,868	22,564

	Year ended December 31, 2023
	Discovery &
	Preclinical
(In € thousands)	Development	Just-Evotec Biologics	Evotec Group
Segment Adjusted EBITDA (1)	78,444	(12,092)	66,353
(1)	Segment Adjusted EBITDA is a non-GAAP measure and is defined as segment operating income adjusted for depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets and change in contingent consideration (earn-out), as well as other items that in magnitude, nature or occurrence would distort the presentation of the financial performance of Evotec. For a reconciliation of Adjusted EBITDA to net income (loss) on a group level see “—Key Performance Metrics and Non-IFRS Measures—Adjusted EBITDA. Segment Adjusted EBITDA is reconciled to segment operating income because certain items, including taxes and interest, are only accounted for on a group-wide basis and cannot be tracked on a segment basis. Segment operating income/(loss) is the most directly comparable financial measure calculated and presented in accordance with IFRS-IASB.

Segment Adjusted EBITDA in the D&PD segment decreased by €24.7 million, or 195%, to €(12.0) million in 2025 from €12.7 million in 2024, primarily driven by lower revenues on a rather stable cost base.

Segment Adjusted EBITDA in JEB increased by €43.3 million, or 439% to €53.2 million in 2025 compared to €9.9 million in 2024 driven by increased revenues, change in revenue mix towards more licensing deals, and a comparably lower increase of costs.

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

	Years Ended December 31,
	2025	2024	2023

	(In thousands, except number of customers, number of customers > €1 million revenue, repeat business)
Revenues	788,373	796,967	781,426
Unpartnered R&D expenses	(37,509)	(50,857)	(64,818)
Net income (loss)	(103,517)	(196,078)	(83,913)
Adjusted EBITDA	41,145	22,564	66,352
Number of customers	735	849	838
Number of customers > €1 million revenue	74	109	102
Annual repeat business	90%	94%	93%

Revenues

Revenue is generated through each of Evotec’s collaboration arrangements dependable on the nature of contract with Evotec’s customers, the (co-)ownership of the IP and the stage of the project. Revenues are recognized from partners owning the IP and includes mainly fee-for-service and FTE-rate based arrangements. In addition to FTE-based revenues other revenues are generated from milestones, royalties, licenses and material recharges. Our revenues were €788.4 million and €797.0 million in 2025 and 2024, respectively. Thereof, €11.3 million and €14.4 million in 2025 and 2024 are related to private grants.

Unpartnered R&D Expenses

Evotec’s unpartnered R&D expenses comprise expenses incurred in connection with its in-house discovery platforms and developing new pipeline assets as well as overhead expenses. From 2024 onwards, all R&D expenses are considered “unpartnered”.

Our R&D expenses were €37.5 million and €50.9 million in 2025 and 2024, respectively.

Net Income (Loss)

Our net result increased by €92.6 million, or 47.2%, to €(103.5) million in 2025 from €(196.1) million in 2024. The improvement was primarily driven by the one-off reorganization costs of € (54.9) m in 2024 that did not re-occur in 2025 as well as by structural cost savings offset by lower revenues in the D&PD segment, and lower impairments on our EvoEquity portfolio versus 2024 (2025: € 0.7 m; 2024: € 38.5 m).

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

Adjusted EBITDA increased by €18.6 million, or 82%, to €41.1 million in 2025 from €22.6 million in 2024.

The following table provides the reconciliation of net income (loss) to Adjusted EBITDA for the periods presented below:

	Years Ended December 31,
(In € thousands)	2025	2024	2023
Net income (loss)	(103,517)	(196,078)	(83,913)
Interest expense (net)	10,018	9,264	2,476
Tax expense	16,751	2,102	3,320
Depreciation of tangible assets	89,998	95,157	86,034
Amortization of intangible assets	9,478	6,484	6,946
EBITDA	22,729	(83,072)	14,863
Impairment of intangible assets	0	0	5,011
Loss on investment in financial instruments revaluation	677	38,513	9,143
Share of loss and revaluation of at-equity investments	1,085	4,312	20,752
Foreign currency exchange loss (gain), net	17,564	(4,369)	2,523
Other non-operating loss (income), net	1,205	3,733	(1,809)
External cyber-related costs, net of reimbursements	(5,820)	8,674	15,869
Reorganization costs	633	54,930	0
Change in contingent consideration (earn-out)	0	(158)	0
One-off arbitration costs	4,985	0	0
(Income) / Expenses related to the disposal of Just - Evotec Biologics EU SAS	10,211	0	0
(Income) / Expenses related to the disposal of associate companies	(12,125)	0	0
Adjusted EBITDA	41,145	22,564	66,352

Number of Customers

Evotec worked with 735 customers in 2025 (2024: 849; 2023: 838) This number confirms the broad range of our drug discovery services and is in line with our strategy to focus on higher value segments and integrated deals. During 2025, 225 new customers were added compared to 292 in 2024 (2023: 298)

An entity with multiple subsidiaries, segments, or divisions is defined and counted as one single customer, even if Evotec has separate agreements with multiple subsidiaries, segments, or divisions that are part of the same entity.

Number of Customers Who Contributed More Than €1 million to Our Revenue

The number of customers who contributed more than €1 million to our revenue was 74 and 109 in 2025 and 2024, respectively (2023:102).

Evotec’s largest three customers by revenue collectively accounted for 43% of revenues from contracts with customers in 2025. In 2024 and 2023, Evotec’s three largest customers by revenue contributed 38% and 35% to our revenues, respectively.

Bristol Meyers Squibb (BMS) and Sandoz account for more than 10% of group revenues, individually (as in 2024). There is no other single customer that accounts for more than 10% of the group revenue. In 2023 only BMS accounted for more than 10%.

Repeat Business

We define annual repeat business as the percentage of revenues with customers who have purchased products and services from us at least once in both the current year and the previous year. We review repeat business on a yearly basis. Repeat business was 90% and 94% in 2025 and 2024, respectively (2023: 93%). We believe our significant amount of repeat business is primarily due to our ability to achieve success and high satisfaction of our partners and customers. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth.

B.	Liquidity and capital resources.

We have historically funded our operations primarily through cash received in the ongoing operation of our business, from equity financing through private placements, and from the issuance of promissory notes or of bank debt. As of December 31, 2025, the company had no outstanding undrawn credit lines. Cash and cash equivalents are invested in accordance with our investment and risk policy, primarily with a view to maintaining flexibility, liquidity, and capital preservation, and consist primarily of cash in banks and on hand, fixed deposits, money market funds, and short-term deposits with an original maturity of three months or less. As of December 31, 2025, we had cash and cash equivalents of €418.5 million and short-term investments (corporate bonds and long term deposits) of €57.9 million. As of December 31, 2025, 71% of our cash, cash equivalents and investments were held in Germany, of which 93% and 6% were in Euros and U.S. dollars, respectively. 29% of our cash, cash equivalents and investments were held outside of Germany, of which 32% was held in France and Italy, mainly in Euros and U.S. dollars, 29% was held in the UK mainly in pound sterling and U.S. dollars, 48% in the United States, mainly in U.S. dollars.

The promissory notes issued in June 2019 aggregated to a principal amount of €250.0 million. The promissory notes have fixed and variable interest rates and have three, five, seven, and 10-year maturities. The three-year tranches of €35.0 million was repaid as scheduled in June 2022 and the five-year tranches of €108.5 million have been repaid upon maturity in June 2024. The outstanding amount of promissory notes as per December 31, 2025 amounts to €106.5 million.

Based on the Company’s strategy to better monetize its technology and transitioning to an asset-lighter business model, we announced in November 2025 the sale of 100% of the shares in Just - Evotec Biologics EU SAS together with several related agreements to Sandoz, which increased our liquidity position upon closing of the transaction in December 2025. Direct external financing facilities or those directly allocated to Just - Evotec Biologics EU SAS by Banque publique d’investissement (“Bpifrance”) of €6.2 million, Occitane of €0.3 million and EIB of €40.6 million were included, repaid or canceled as a component of this transaction.

In July 2025, the Company terminated its €250 million senior secured revolving credit facility. The facility was no longer aligned with the Company’s evolving funding strategy.

Evotec may adjust the timing of its funding activities as its operating plan evolves, including the possibility of seeking additional resources earlier than previously anticipated through various available options. Even though the Company believes its current liquidity is adequate for its operating plans, it may still pursue incremental funding to enhance financial flexibility or to support strategic initiatives.

EIB Loans

In 2017, we signed a financing agreement with a line of credit amounting up to €75 million with the EIB. Under the agreement, the total amount was provided in various tranches from 2017 until 2020. The final tranche was drawn in September 2020. Each tranche carries a fixed interest rate of 1.6%. Such interest is due and payable semi-annual or where a tranche is canceled or prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. The financing agreement includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2025 to 2030 and equity investments if these succeed for the period until 2030. As of December 31, 2025, total outstanding amount under this loan facility is € 42.2 million.

In December 2022, we signed a second financing agreement with the EIB. This line of credit amounts up to €150 million. Under this agreement, the total amount was provided in various tranches from 2023 until 2025. Each tranche carries a fixed interest rate of 0.8%. Such interest is due and payable semi-annually or where a tranche is prepaid. The maturity date for each tranche is seven years from the respective disbursement date of the relevant tranche. As of December 31, 2025, we have drawn a total amount of € 137.3 million in three tranches. Parts of the Sandoz proceeds have been used to deleverage € 27.9 million under this facility. Moreover, as a result of a mutual agreement between Evotec and EIB, an amount of € 12.7 million under this facility has been cancelled. As of December 31, 2025, total outstanding amount under this loan facility is € 109.4 million. The financing agreement also includes a success share, which is paid as a percentage of future proceeds from the R&D projects for the years 2028 to 2037 and equity investments if these succeed until 2037.

R&D Innovation Financing

Our R&D innovation financing loans entered into in 2019 and 2021 with a nominal amount of €29.0 million bear interests at a weighted average fixed interest rate of 1.36%. Final maturity of all four tranches is ranging from 2025 to 2031. The R&D innovation financing relates to individual R&D projects that were financed by IKB Deutsche Industriebank AG through Kreditanstalt für Wiederaufbau (“KfW”). All four tranches are amortizing with quarterly installments. As of December 31, 2025, the outstanding amount was € 16.9 million.

Evotec maintains the following two unsecured research loans with total commitment of €1.0 million at the end of 2025.

●	€0.5 million loan from Sanfelice 1893 Banco Popolare with a variable interest rate of 4.50% and final maturity in May 2027. Amount outstanding as per December 31, 2025 is €0.2 million.
●	€0.5 million loan from Banco BPM S.p.A., with a fixed interest rate of 1.30% and final maturity in November 2026. Amount outstanding as per December 31, 2025 is €0.1 million.

Loan Maturities

	Years Ended December 31,
(In € thousands)	2025	2024	2023
Less than one year	81,280	21,081	128,513
Between one and five years	150,526	170,003	152,464
More than five years	44,597	96,472	155,092
Total	276,403	287,556	436,070

Other Contractual Obligations and Commitments

Our contractual obligations, other than the financing agreements and related interest rate swaps detailed in the “Liquidity and CapEx” section, consist mainly of lease obligations capitalized under IFRS 16. Lease obligations are our future minimum commitments under lease agreements within the scope of IFRS 16 and are reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this annual report. Lease agreements, which were not recognized in accordance with the exemptions in IFRS 16, are not material and therefore not presented here. In addition, we regularly enter several smaller contractual obligations related to our operations or facilities, such as the supply of inventories, power supply and insurance. Our other contractual obligations as of December 31, 2025 are approximately €112.3 million. For a full overview of other contractual obligations and commitments, please refer to Note 19 to the Financial Statements.

We license or acquire certain third-party IP to utilize in our business. Under these agreements, we are required to pay milestones, dependent on development progress and/or royalties and milestones dependent on present and future net income or on sublicensing fees received from third parties. However, it is not possible to predict the maximum potential number of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each agreement. There are no off-balance sheet obligations other than those disclosed above.

CapEx

Capital expenditure decreased significantly as planned to €(72.5) million in 2025 (2024: €(117.5) million). This reduction is mainly attributable to lower investments in JEB, which declined to €(48.0) million compared to €(92.6) million in 2024, largely due to the completion of the J.POD2 facility in Toulouse. The D&PD segment recorded investments of €(16.0) million in 2025 (2024: €(24.9) million), focusing on strategic investments, facility improvements and replacement initiatives to ensure the highest standards of technology and infrastructure for scientific operations.

Depreciation of property, plant and equipment amounted to €90.0 million compared to €95.1 million in 2024, mainly driven by the above-mentioned lower investments. Of this amount, €19.7 million can be attributed to right-of-use assets (2024: €21.5 million).

Comparative Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year Ended December 31,
(In € thousands)	2025	2024	2023
Net cash flows provided by (used in):
Operating activities	(9,179)	18,220	36,439
Investing activities	171,591	(71,187)	(13,291)
Financing activities	(37,630)	(161,421)	71,963
Total cash inflow / (outflow)	124,782	(214,388)	95,111

Cash Flow from Operating Activities

Net cash flows from operating activities are primarily derived from partnered projects and the sale of products and services rendered, including sale of intellectual property. Our cash flows from operating activities are significantly influenced by our use of cash for operating expenses and working capital to support the business.

For the fiscal year ended December 31, 2025, operating activities used €(9.2) million in cash and cash equivalents. The main components of cash flow from operating activities include the net loss of €(103.5) million, offset by non-cash charges of €140.4 million, which included depreciation and amortization of €99.5 million, income tax expenses of € €16.8 million and Gain on investment in financial instruments reevaluation of €(2.1) million. Further, the changes in net working capital amounted to €(60.8) million.

For the fiscal year ended December 31, 2024, operating activities generated €18.2 million in cash and cash equivalents. Net Loss amounted to €(196.1) million, after consideration of non-cash charges of €206.4 million. The non-cash charges included depreciation and amortization of €101.6 million, loss on investment in financial instruments reevaluation of €39.5 million and Share of loss (profit) and reevaluation of at-equity investments of €4.3 million. Further, the changes in net working capital amounted to €(68.2) million

Cash Flow from Investing Activities

During the year ended December 31, 2025, cash generated from investing activities amounted to €171.6 million which consisted of purchases of investments in associated companies and other long-term investments of €(14.0) million, divestment of affiliated companies of €222.3 million, sale of investment in Dark Blue Therapeutics Ltd. of €11.3 million, purchases of property, plant and equipment in the amount of €72.5 million, €32.0 million of proceeds from the sale of current investments and purchase of intangible assets and capitalization of development expenditures of €(10.1) million.

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

Net cash used in 2025 in financing activities for the year ended December 31, 2025 was €(37.6) million which consisted of €(49.7) million in bank loan repayments and €(23.6) million in lease obligation repayments. The repayment of loans included mainly the repayment of revolving credit lines. Proceeds from loans amounted to €44.0 million.

Net cash provided in 2024 in financing activities for the year ended December 31, 2024 was €(161.4) million which consisted of R&D and investment financing of €(128.8) million, and €(24.1) million lease obligation repayments. The repayment of loans included mainly the repayment of revolving credit lines. Proceeds from loans amounted to €0.9 million, while proceeds from option exercise totaled to €0.4 million.

C.	R&D, patents and licenses, etc.

[See Item 4 “Business Overview” and “Operating and Financial Review and Prospects—A. Operating Results” in this Item 5.]

D.	Trend information.

See the description of “Operating Results” in this Item 5 within this annual report.

E.	Critical Accounting Estimates.

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

Management Board (Vorstand)

The following table sets forth the names and functions of the current members of our Management Board, their ages:

Name	Age	Position
Christian Wojczewski, Ph.D	54	CEO
Aurélie Dalbiez	48	Chief People Officer (“CPO”)
Cord Dohrmann, Ph.D.	62	Chief Scientific Officer (“CSO”)
Paul Hitchin (since March 2025)	49	Chief Financial Officer (“CFO”)

The business address of the members of our Management Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a summary of the business experience of the members of our Management Board (as of December 31, 2025):

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

Paul Hitchin was appointed as CFO from March 2025 with oversight over various functions and departments, including finance, IT, internal audit, and risk management. Before joining Evotec, he was CFO of Mediq, a service provider for Healthcare products and solutions in Europe. During his time with Mediq he led programs to grow the business whilst driving a transformation agenda to improve profitability and efficiency. A graduate in Economics and French of the Keele University in UK and a Chartered Management Accountant with CIMA, he started his career at Ford Motor Company before holding a number of CFO positions at General Electric and General Healthcare.

Aurélie Dalbiez was appointed as CPO of Evotec on June 15, 2024. Aurélie is responsible for the development and implementation of Evotec’s people strategy, focusing on fostering a culture of innovation, collaboration and belonging. Prior to joining Evotec, Aurélie served as the Chief Human Resources Officer (“CHRO”) at Corbion N.V., a global bio-based ingredients company headquartered in Amsterdam, Netherlands. Previously, she was Head of HR for the Capsules and Health Ingredients business at Lonza, based in Basel, Switzerland. Prior to that, she worked for 12 years in various HR roles at Novartis. She started her career in the banking industry, first at Deutsche Bank and later at Capital Group. She earned her university degree in International Business in Lyon, France

Supervisory Board (Aufsichtsrat)

The following table sets forth the names and functions of the members of our Supervisory Board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Position
Prof. Dr. Löw-Friedrich	65	Chief Medical Officer and Executive Vice President of UCB S.A. (until July 2024)
Camilla Macapili Languille	42	Deputy CEO of Direct Investments, Mubadala Investment Company
Dr. Constanze Ulmer-Eilfort	63	Partner at PSP München
Roland Sackers	57	CFO and Managing Director at QIAGEN N.V.
Dr. Duncan McHale	59	Founder and Company Director of Weatherden Ltd, London, UK
Wesley Wheeler	69	CEO & Board Director at LabConnect Inc.

The business address of the members of our Supervisory Board is the same as our business address: Essener Bogen 7, 22419 Hamburg, Germany.

The following is a summary of the prior business experience of the members of our Supervisory Board (as of December 31, 2025):

Prof. Dr. Iris Löw-Friedrich has served as a Member of the Supervisory Board at Evotec since June 2014, her appointment to Chairwoman of the Supervisory Board of Evotec SE took place in 2021. From 2008 to 2024, Prof. Dr. Löw-Friedrich has served as Chief Medical Officer and Executive Vice President of Development and Medical Practices at UCB S.A., Brussels (Belgium), a biopharma company focusing on neurology and immunology. Prof. Dr. Löw-Friedrich is also a Member of the Supervisory Boards of Fresenius SE & Co. KGaA, Swedish Orphan Biovitrum AB (SOBI) and Celosia Therapeutics Pty Ltd (Australia) (not listed). Prof. Dr. Löw-Friedrich holds a doctorate degree in medicine from the University of Frankfurt.

Camilla Macapili Languille was appointed a Member of the Supervisory Board in June 2022. She is Deputy CEO of Direct Investments for Life Sciences investments at Mubadala Investment Company PJSC (“MIC”), a sovereign wealth fund based in Abu Dhabi. Before joining Mubadala, Camilla Macapili Languille worked in Mergers and Acquisitions (“M&A”) for Daiwa Capital and Société Générale in Paris, France, where she specialized in cross-border transactions in various sectors. She began her career in healthcare M&A at JPMorgan in New York and London, where she focused on pharma and biotech.  She also serves as a Member of the Board of Directors at Globalfoundries Inc.; (New York, USA) (listed) and PCI Pharma Services (KPCI Holdings Limited), Philadelphia/United States (not listed). Camilla Macapili Languille holds a Bachelor of Economics & Political Science degree from Columbia University.

Roland Sackers has served as a Member of the Supervisory Board since June 2019 and is chairman of the audit committee. Since 2004, Mr. Sackers has been CFO of QIAGEN N.V. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. He is a former member of the supervisory board and audit committee of IBS AG and a former member of the board of directors of Operon Biotechnologies, Inc. Mr. Sackers is as a board member of the industry association BIO Deutschland, previously a non-executive director and chair of the audit committee from 2011 to 2018 of Immunodiagnostic Systems Holding PLC (IDS), a leading producer of immunological tests for research and diagnostic applications publicly listed in the UK. Mr. Sackers earned his Diplom-Kaufmann from University of Münster, Germany.

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

Wesley Wheeler was appointed a Member of the Supervisory Board in June 2024. In his final three years at UPS, Wesley was named President of UPS Healthcare, the first vertical business unit ever created at UPS, which is a global leader in the clinical trials services industry. Previously, Wesley accepted a role as CEO of Marken, a leading privately held clinical trials logistics company. Between 2007 and 2010, he became CEO of Patheon (now a ThermoFisher company), a public company traded on the Toronto Stock Exchange. Overall, Wesley Wheeler is a 43-year operations executive starting as a project engineer with Exxon Research & Engineering (now ExxonMobil), but for the past 34 years has held many diverse leadership positions in the pharmaceutical industry. He serves as a Member of the Board at Envirotainer (not listed) and Argenta (not listed) as well as Cairn Therapeutics (not listed) and Belhaven Biopharma (not listed). Wesley holds a bachelor’s degree in mechanical engineering and a Masters of Business Administration.

Changes in the Management Board and Supervisory Board

Since March 1, 2025 Paul Hitchin is appointed as new CFO, taking over from former CFO Laetitia Rouxel, who was appointed in April 2023.

Family Relationships

No family relationships or other arrangements exist among any members of our Management Board or Supervisory Board.

B.	Compensation.

Remuneration report 2025 for Evotec SE

The following remuneration report presents and explains the remuneration awarded and owed to the individual present and former members of the Management Board and Supervisory Board of Evotec SE (hereafter also known as “Company”) in the financial year 2025. The remuneration report meets the requirements of Sec. 162 German Stock Corporation Act (Aktiengesetz - “AktG”). This remuneration report will be presented for approval at the ordinary Annual General Meeting (“AGM”) on June 11, 2026.

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

The Company’s Supervisory Board, with the support of the Remuneration and Nomination Committee, presented a remuneration system for the members of the Company’s Management Board (the “Remuneration system 2022”) to the AGM on June 22, 2022, for approval. The AGM 2022 approved the Remuneration system 2022 by a majority of 94.48% of votes cast. The Remuneration system 2022 can be viewed on the website of Evotec SE at https://www.evotec.com/en/investor-relations/governance. The intention is to present a revised remuneration system to the AGM 2026 for approval.

The Remuneration system 2022 applies to all the members of the Company’s Management Board whose contract was signed or renewed after the Remuneration system 2022 came into effect at the AGM 2022. As of December 31, 2025, this was Dr Cord Dohrmann, Paul Hitchin, Aurélie Dalbiez and Christian Wojczewski.

The Company’s AGM on June 10, 2024, confirmed the remuneration of the Supervisory Board members last amended by resolution of the AGM 2024 with a majority of 96.23% and adopted a corresponding remuneration system for the Supervisory Board members.

Remuneration system for Management Board members of Evotec SE

Overview of the changes to the remuneration system in 2025

After intensive discussions with shareholders, the Supervisory Board decided to submit a revised and updated remuneration system for the members of the Management Board to the AGM 2022 for approval, which was approved with 94.48% of the votes in favor. We reported in detail on the adjustments in the 2022 remuneration report. In 2025, this remuneration system was not changed.

The remuneration system 2022 applies to all members of the company’s Management Board still acting on December 31, 2025.

The remuneration report for 2024 was approved by the AGM 2025 with 94.15% of votes in favor.

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

The remuneration of the Management Board members meets the requirements of the German Stock Corporation Act and the GCGC in effect at the time the respective employment contracts were signed (unless any exception is mentioned).

The Supervisory Board, with the support of its Remuneration and Nomination Committee, regularly gathers external expertise to review the appropriateness of the Management Board’s remuneration in terms of the amount, reasonableness, and market conformity of the Management Board’s remuneration. To determine if the Management Board’s remuneration is appropriate in a vertical comparison, i.e. within Evotec SE, the Supervisory Board looked particularly at changes in the remuneration of senior managers and the workforce overall, also over time. The Supervisory Board monitors the level of Management Board remuneration at similar companies. The peer group1 used for the last comparison in 2021 comprised German and international biotech and pharmaceutical companies of a similar size and complexity in order to reflect Evotec’s global presence and potential markets for recruiting Management Board members. The above-mentioned peer group from 2021 still applies to the financial year 2025. As part of the revision of the remuneration system to be presented at the AGM 2026, the benchmark used for market comparison is to be based on a peer group comprising German companies of comparable size and international companies of comparable size and industry. This new peer group will be defined in the context of the revised remuneration system 2026. The current peer group is also disclosed prospectively in the respective remuneration report.

Non-performance-related fixed remuneration components

Basic salary

The Management Board members receive a contractually agreed fixed basic salary that is paid in twelve monthly installments at the end of each month with the statutory payroll deductions. Basic salary is paid pro rata temporis if the Management Board member joins or leaves in the course of the year.

The following table shows the annual basic salary for the Executive Board members in financial year 2025:

		Basic salary 2025	Basic salary 2024
Executive Board member	Function	(in € k)	(in € k)
Dr. Christian Wojczweski	CEO	900	450
Dr. Cord Dohrmann	CSO	450	450
Paul Hitchin	CFO (since March 2025)	458	—
Aurélie Dalbiez	CPO	450	244
Laetitia Rouxel	CFO (until March 2025)	113	450

1) Abcam, Bachem, Biotest, Carl Zeiss Meditec, Charles River, Clinigen, Galapagos, Genmab, Ligand, Morphosys, QIAGEN, Siegfried Pharma, Stallergenes, Sartorius, Tecan and MedPace.

Ancillary benefits

In addition to their fixed basic salary the Management Board members receive individual ancillary benefits, such as pension contributions,travel expenses, health and accident insurance, and the monetary value of their private use of a company car or a private car allowance. Furthermore, the Supervisory Board may at its professional discretion and having determined a significant additional need, refund the expenses for extraordinary ancillary benefits (e.g. security measures) on a temporary basis.

		Retirement pension	Car allowance	Travel expense	Other
Executive Board member	Function	contributions in (€ k)	(in € k)	allowance (in € k)	(in € k)[1]
Dr. Christian Wojczweski	CEO	120	15	105	—
Dr. Cord Dohrmann	CSO	35	15	—	—
Paul Hitchin	CFO (since March 2025)	60	—	60	—
Aurélie Dalbiez	CPO	35	—	60	—
Laetitia Rouxel	CFO (until March 2025)	9	—	15	1
1)	Other fringe benefits include various insurance policies for the Management Board members based in Germany.

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

The following table shows a breakdown of the compensation payments made per Executive Board member in the 2025 financial year:

Executive Board member	Function	Compensation payments[1,2]
Dr. Christian Wojczweski	CEO	500
Dr. Cord Dohrmann	CSO	—
Paul Hitchin	CFO (since March 2025)	300
Aurélie Dalbiez	CPO	150
Laetitia Rouxel	CFO (until March 2025)	1,506

1) “Sign On” compensation: €500,000 Christian Wojczewski; €150,000 Aurelie Dalbiez; €300,000 Paul Hitchin

2) Severance payment to Laetitia Rouxel of €1,506k in total to settle her annual remuneration for the remainder of the contract term, outstanding bonus payments for the financial year 2025, existing claims under the Share Performance Awards and contractually agreed payments to the Swiss social security system.

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. When the remuneration system 2022 took effect, the Management Board remuneration comprised both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017 and 2022), which were approved by the AGMs in 2017 and 2022. Payments for these components depend on achieving defined financial targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped. The Share Performance Plan 2017 was replaced by the Share Performance Plan 2023, under which SPAs were granted for the first time in the financial year 2023 and then also in the financial years 2024 and 2025. In addition, the bonus regulation was also adjusted. This rule applies to all the present Management Board members.

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

A target amount is set for each Management Board member, which defines the amount of the bonus payment if the target achievement is 100%.The target amount for the bonus that the CEO receives if he achieves exactly 100% of the annual bonus targets corresponds to around 70% of basic salary for the direct payment portion of the bonus and to around 105% for the deferred portion. The corresponding figures for the ordinary members of the Management Board are around 43% of basic salary for the direct payment portion of the bonus and around 65% for the deferred portion, which represents a ratio of 40:60 between the direct payment and the deferred portion of the bonus. The deferred portion of the bonus is invested in Evotec shares, which the Management Board members buy via a service provider and have to hold for at least three years. Evotec provides the total applicable amount for all Management Board members and sets the timeframe within which the service provider must make the purchases on behalf of the Management Board members. The service provider then makes the purchases and transfers the shares purchased to the securities accounts of the Management Board members at a uniform average price with a corresponding lock-up period.

At the beginning of the following financial year the Supervisory Board measures the achievement of the targets and determines the amount of the annual bonus.

Bonuses are agreed with Management Board members in their individual employment contracts. When the Management Board remuneration system 2022 was revised a maximum bonus payment of up to 150% of the target amount was made possible for the bonus plan. This cap has applied to the bonuses of all Management Board members.

For financial year 2024 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2024 targets[1]	Weighting

Expand basic business	60.0%

• Total revenue growth >€880 million	20.0%

• Exceed stable Adjusted EBITDA >€100 million	30.0%

• Achievement of operating cash flow break-even, adjusted for one-off restructuring costs	10.0%

Building global leadership with the 2025 Action Plan and the 2030 Strategy	20.0%

• Build new joint alliances (e.g., iPSC, PanOmics …) (>€1 billion business value)	5.0%

• Just — Evotec Biologics becomes profitable with 2 J.POD's in 2024	5.0%

• Establishment of a new organizational structure (Execute / Innovate fold-up) by the end of 2024	10.0%

ESG: Develop people, the Company and Best of Governance Sustainability	20.0%

• Improve SOX compliance and digitalization for more efficient work for all employees - no more than 2 material weaknesses by the end of the year	5.0%

• Significant improvement (>10%) in the second survey on engagement and implementation of 3 initiatives addressing the key points of the first survey	10.0%

• Develop and commit to a Climate Transition Plan (“CTP”) that includes climate adaptation measures and measures beyond the value chain to achieve Scope 1, 2 & 3 Net-Zero by 2045	5.0%

1 Adjusted as per SB resolution on May 15, 2024.

For financial year 2025 the Supervisory Board defined the following performance criteria and their weighting for all Management Board members:

2025 targets	Weighting

Expand core business	50.0%

• Increase total revenue to €876 million	20.0%

• Achieving adjusted EBITDA of €51 million	20.0%

• Achieve break-even in operating cash flow, adjusted for non-recurring restructuring expenses	10.0%

Complete strategy review and accelerate transformation	30.0%

• Define, communicate and establish a new vision, strategic course and detailed planning	10.0%

• Design and implement a new operating model and a new organizational structure	10.0%

• Set new priorities Draw up agenda for operational excellence, including revised STI rules, prioritize sustainable performance and contribution to 2025 budget	10.0%

ESG: Develop and implement sustainability targets	20.0%

• Define leadership competences, evaluate top management positions and current holders, define individual development plans and draw up a talent development strategy and a roadmap based on the new strategy	10.0%

• Start to implement a uniform cultural framework that reflects values and conduct consistent with the new strategic vision	5.0%

• Develop a sustainability strategy in accordance with the revised corporate strategy; review the materiality assessment on the basis of the revised corporate strategy; define three to five strategic priorities in terms of ESG; develop an operating agenda to implement these priorities with concrete milestones and timetables	5.0%

The adjusted EBITDA was calculated in accordance with the EBITDA published in the annual report and the specified definition therein. The calculation of adjusted EBITDA performance is performed before taking variable compensation into account.

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

The following graph shows how the bonus payment factor works:

Bonus target achievement for 2024 was as follows:

				Weighted
2024 targets	Result	Weighting	Achievement	Factor
Expand basic business		60%

Total revenue growth >€880 million	Total revenue 2024: €797.0m	20%	86.5%	17.3%

Exceed stable Adjusted EBITDA >€100 million	Adjusted EBITDA 2024: €22.6m	30%	0%	0%

Achievement of operating cash flow break-even, adjusted for one-off restructuring costs	Cash flow from operating activities 2024: €18.2m (2023: €36.4m)	10%	0%	0%

Building global leadership with the 2025 Action Plan and the 2030 Strategy		20%

Build new joint alliances (e.g., iPSC, PanOmics …) (>€1 billion business value)	BMS antiviral collaboration; Novo Nordisk cell therapy collaboration (total Deal Volume cannot be disclosed, > € 1bn)	5%	100.0%	5.0%

Just — Evotec Biologics becomes profitable with 2 J.PODs in 2024	Positive EBITDA of €9.9m for Just - Evotec Biologics; revenue growth of 71.1% to €185.6m; opening of second J.POD in Toulouse on September 20, 2024	5%	100.0%	5.0%

Establishment of a new organizational structure (Execute / Innovate fold-up) by the end of 2024	Financial reporting was adjusted and the Execute/Innovate division was dissolved. However, the organizational structure was not adjusted in 2024. This will only take place after the strategy update in 2025.	10%	0%	0%

ESG: Develop people, the Company and Best of Governance Sustainability		20%

Improve SOX compliance and digitalization for more efficient work for all employees - no more than 2 material weaknesses by the end of the year	Improvement compared to 2025 by reducing material weaknesses, but still at least 3 material weaknesses.	5%	0%	0%

Significant improvement (>10%) in the second survey on engagement and implementation of 3 initiatives addressing	Implementation initiative launched globally, functionally and at team level; second survey conducted in January 2025; engagement score decreased.	10%	0%	0%

Develop and commit to a CTP that includes climate adaptation measures and measures beyond the value chain to achieve Scope 1, 2 & 3 Net-Zero by 2045	The project to conduct a climate risk assessment as a first important step to develop a CTP was paused due to cost savings related to the strategic prioritization in 2024. In parallel, measures to reduce Scope 1 & 2 emissions were implemented (e.g. increasing the share of green electricity, installation of a heat pump in Verona) and Evotec is well ahead of schedule to achieve the short-term Scope 1 & 2 targets for 2032.	5%	0%	0%

Total target achievement				27.3%

The target achievement for the bonus for the financial year 2025 was as follows:

				Weighted
2025 targets	Result	Weighting	Achievement	Factor
Expand core business		50.0%

Increase total revenue to €876m	Total revenue 2025: €788.4m	20.0%	90.0%	17.0%

Achieving adjusted EBITDA of €51m	Adjusted EBITDA 2025: €41.1m	20.0%	57.0* %	0.0%

Achieve break-even in operating cash flow, adjusted for non-recurring restructuring expenses	Cash flow from operating activities 2025: €(9.2)m (2024: €18.2m)	10.0%	(920.0)%	0.0%

Deliver Strategy Review and accelerate Transformation		30.0%

Define, communicate and embed new vision, strategic direction and detailed planning	Corporate Strategy, Purpose, Vision, developed, aligned with and approved by SB Further detailing of Corporate Strategy by segment and functions and in implementation Communicated to entire company in April, all-sites roadshow to explain and engage with employees Understanding of strategy +7 pts in September Pulse Survey	10.0%	80.0%	7.0%

Design and implement new operating model and organizational structure	New Operating Model communicated to SB in Q1 and entire org end of April New Organizational Structure defined and communicated for MB-1 in June 88% of Top-Level structure appointed by December 2025 MB-2 and below underway based on TOM, Org Design Principles (Span of Control, layers, etc.) and Horizon	10.0%	80.0%	7.0%

Execute priority reset. Build operational excellence agenda including revised STI scheme, prioritizing sustainable performance and contributing to 2025 budget	Project Foundation (Priority Reset) cost out exceeded target (€60m)STI payout modeling secured to ensure fairer distribution to lower grades in case of missed EBITDA Built culture of operational performance via new operating mechanisms (monthly business performance reviews, investment committees etc.)Assessed capacity & footprint optimization, developed detailed plan to deliver +100m savings	10.0%	90.0%	8.5%

Sustainability		20.0%

Define leadership competencies, assess top roles and incumbents, define individual development plans and establish a talent development strategy and roadmap aligned with the new strategy	Talent Development Strategy and roadmap defined and communicated in Q2 Leadership Competencies Framework for Evotec defined and shared with entire organization in Q4 Informal roll-out of leadership model with senior managers as of Jan 26	10.0%	100.0%	10.0%

Start implementation of a unified culture framework reflecting values and behaviors that align to the new strategic vision	Culture/values workshops organized in Q4 with People Strategy volunteers Leadership behaviors derived from leadership competency framework rolled out to all Senior Leaders in Q4 and communicated to the organization in December Leadership competency framework embedded into Evotalks for 2026	5.0%	100.0%	5.0%

Develop a Sustainability Strategy following the revised Corporate Strategy; conduct a check of the materiality assessment based on the revised Corporate Strategy	Materiality assessment check conducted Brodie Partners contracted to initiate Sustainability Strategy work (stakeholder interviews conducted in Q4) Head of Sustainability hired, start date February 2026	5.0%	50.0%	0.0%

Total target achievement				54.5%

*The calculation of adjusted EBITDA performance is performed before taking variable compensation into account.

Since the activity underlying the annual bonus for 2025 was fully performed in the financial year 2025, it is allocated to the remuneration granted and owed in the financial year 2025 within the meaning of Section 162 para. 1 sentence 2 no. 1 AktG and consequently reported in this remuneration report. In order to ensure a transparent and comprehensible presentation of the compensation granted to the members of the Management Board for a financial year, the annual bonus for the financial year 2024 is also voluntarily disclosed in this compensation report.

In view of the financial situation, the Management Board in office on December 31, 2024 waived its claims to a bonus for the financial year 2024. Pro rata bonuses for target achievement in 2024 were paid to the Management Board members who left during the year: Dr Mario Polywka and Dr Matthias Evers:

	Floor based on 0% target		Target based on 100% target		Cap based on maximum target		(Corresponds to	Bonus payment
	achievement		achievement[1]		achievement[1]		total target	amount 2024[2]
		in % of basic		in % of basic		in % of basic	achievement)		in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in %	in k €	salary
Dr. Christian Wojczewski[1,2]	—	0.0%	1,575	175.0%	2,363	150.0%	0.0%		0.0%
Dr. Cord Dohrmann[1,2]	—	0.0%	484	107.5%	726	161.3%	0.0%		0.0%
Laetitia Rouxel[1,2]	—	0.0%	484	107.5	726	161.3%	0%		0.0%
Aurélie Dalbiez[1,2]	—	0.0%	484	107.5%	726	161.3%	0.0%		0.0%
Dr. Werner Lanthaler	—	0.0%	600	100.0%	900	150.0%	0%		0.0%
Dr. Matthias Evers[3]			210	70.0%	315	105.0%	27.3%	57	19.1%
Dr. Craig Johnstone[2]			280	70.0%	420	105.0%	0%		0.0%
Dr. Mario Polywka[3]			306	100.0%	459	150.0%	27.3%	84	27.3%

For financial year 2025 the overall target achievement for the bonus was as follows:

							Payout factor 2025
	Floor based on 0% target		Target based on 100% target		Cap based on maximum target		(corresponds to	Bonus payment
	achievement		achievement		achievement		total target	amount 2025
		in % of basic		in % of basic		in % of basic	achievement)		in % of basic
Executive Board member	in k €	salary	in k €	salary	in k €	salary	in %	in k €	salary
Dr. Christian Wojczewski[1]	—	0.0%	1.575	175.0%	2.363	262.5%	54.5%	858	95.4%
Dr. Cord Dohrmann[1]	—	0.0%	484	107.5%	726	161.3%	54.5%	264	58.6%
Paul Hitchin[1]			493	107.5%	739	161.3%	54.5%	269	58.6
Aurélie Dalbiez[1]	—	0.0%	484	107.5%	726	161.3%	54.5%	264	58.6
Laetitia Rouxel[2]	—	0.0%	484	107.5%	726	161.3%	—%	—	—%

1 Based on the remuneration system approved by the 2022 AGM, 60% of the bonus paid will be invested in shares, which must be held for at least three years.

2 Laetitia Rouxel received a pro-rata bonus based on the length of service in 2025 as part of the severance payment.

Long-term, multi-year variable remuneration

The Management Board members also receive long-term, multi-year remuneration in the form of their participation in various Company remuneration programs that extend over several years. There are two different share-based programs, with payments after a waiting period of four years. This incentivizes the individual Management Board members to contribute to the Company’s long-term, sustainable development and aligns their interests with those of shareholders. When the new Remuneration system 2022 took effect, the link to Company performance and sustainable Company growth described above was maintained, but the Restricted Share Plan 2020 is since 2022 no longer part of the long-term remuneration component.

Share Performance Plan 2022

In addition to their variable one-year remuneration, the Management Board members are entitled to an annual allocation of SPA in accordance with the Share Performance Plan 2022. The Share Performance Plan is a key step for supporting the interests of the Company shareholders and developing a modern, long-term remuneration model, which complies with the current GCGC at the time of its inception.

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

The amount paid out for the SPA may not exceed 350% of the target amount when they are exercised (cap).

The following table shows the number of SPA awarded in financial year 2025:

	Target amount for		Market value of one SPA at the	awarded in FY
	performance shares (SPA)		award date	2024
		% of basic
Executive Board member	in k €	salary	in €	units
Dr. Christian Wojczewski	2,025	225.0%	9.83	206,002
Dr. Cord Dohrmann	731	162.5	9.83	74,390
Paul Hitchin	894	162.5	9.83	90,921
Aurélie Dalbiez	731	162.5	9.83	74,390

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

Relative TSR is an indicator for the return on an investment in Company shares compared with an investment in the TecDAX. Relative TSR measure the return on an equity investment over time, including dividends and changes in the share price (positive and negative), adjusted for any share issues or splits. 100% of the key performance indicator (“KPI”) TSR is achieved for a performance measurement period, i.e. four calendar years, when the TSR for the shares of the Company (average share price of the Company at the closing auction of Xetra trading (or a successor system) on the thirty (30) trading days at Frankfurt Stock exchange prior to the relevant date plus dividends, and adjusted for any equity issuance or share-splits, is at least 20 percentage points higher than the average TSR of the companies listed in the German TecDAX index (or a comparable stock index) during the same period. The minimum target for the performance target TSR is achieved when the TSR for the shares of the Company matches the average TSR of the companies listed in the TecDAX. The maximum target, at which all the SPAs for the performance indicator TSR can be exercised at a ratio of 1:2, is achieved when the annual average TSR for the shares of the Company is at least 60 percentage points above the average TSR of the companies listed in the TecDAX during the respective performance period.

Relevant values of the TSR of the Company and of the average To of the companies listed in the TecDAX will be calculated based on the average TecDAX (Total Return Index) during the thirty (30) trading days at Frankfurt Stock exchange prior to the relevant date.

100% of the KPI “Group Revenue” is achieved (“Target Group Revenue”) when the cumulative growth in Group revenue of Evotec SE in the performance measurement period, i.e. four calendar years, corresponds to the cumulative growth in Group revenue of Evotec SE planned by the Management Board with the approval of the Supervisory Board on the basis of a mid-range plan. The Management Board, with the approval of the Supervisory Board, should generally prepare the mid-range plan for a five-year period every year, on the basis of a sustainable corporate development with demanding, relevant target parameters. The “performance measurement period” is the four-year period starting on January 1 of the year in which the individual tranche of the subscription rights is awarded. “Group Revenue” is the revenue in the consolidated income statement. Cumulative Group revenue, and so revenue growth, is calculated on the basis of the audited and approved consolidated financial statements (IFRS) of Evotec SE for the respective performance measurement period, less revenue from out licensed development programs. The minimum target for the performance indicator “Group Revenue” is achieved when the cumulative growth in Group revenue of Evotec SE in the performance measurement period is equal to or greater than 50% of the target Group revenue growth defined for the respective performance measurement period. The maximum target for the performance indicator “Group Revenue” is achieved when the cumulative growth in Group revenue of Evotec SE in the performance measurement period is equal to or greater than 150% of the target Group revenue growth defined for the respective performance measurement period.

By resolution of the AGM 2025 the performance target “Revenue growth” was replaced by the performance target “Growth in adjusted Group EBITDA”. In accordance with the strategy as modified in 2025, growth in adjusted Group EBITDA seems to be more relevant as a performance indicator than revenue growth. This supports and incentivizes the shift away from pure revenue growth towards sustainably profitable growth. Adjusted Group EBITDA is an indicator of actual operating performance and the Group’s actual profitability, as well as its cash flow generation capacity.

The performance target CAGR is 100% achieved (“Target growth in adjusted Group EBITDA”) when the average growth rate in adjusted Group EBITDA that has been set is achieved in the performance period taking compounding effects at Evotec SE into account. The performance period is four calendar years. Target growth in adjusted Group EBITDA is based on the average growth in adjusted Group EBITDA in the performance period planned by the Management Board with the approval of the Supervisory Board on the basis of a mid-range plan. The Management Board, with the approval of the Supervisory Board, should generally prepare the mid-range plan for a five-year period every year, on the basis of a sustainable corporate development with demanding, relevant target parameters. The “performance measurement period” is the four-year period starting on January 1 of the year in which the individual tranche of the subscription rights is awarded. Adjusted Group EBITDA is calculated in accordance with the EBITDA defined and published in the annual report. The minimum target for the performance target “Growth in adjusted Group EBITDA” is achieved when the average growth rate in adjusted Group EBITDA determined in the performance period, taking the compounding effect at Evotec SE into account, is equal to or greater than 50% of the target growth rate set for that performance period The maximum target for the performance target “Growth in adjusted Group EBITDA” is achieved when the average growth rate in adjusted Group EBITDA determined in the performance period, taking the compounding effect at Evotec SE into account, is equal to or greater than 150% of the target growth rate set for that performance period If the minimum target for the performance target “Growth in adjusted Group EBITDA” is only not achieved because of the recognized expenses for the Share Performance Plan, these expenses are to be ignored until the minimum target is achieved when the definitive EBITDA amount is calculated for the respective performance period for Group EBITDA.

The SPAs awarded in the financial year were issued before the AGM and accordingly with the performance targets defined in 2022: “Revenue growth” and “Total shareholder return”.

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

Until the performance targets were modified by resolution of the AGM 2025, the SPA 2022 worked as follows:

The payout curves of the performance indicators revenue growth and relative TSR out performance are shown below:

At the AGM 2025 the performance target “Revenue growth” was simply replaced by the performance target “Growth in adjusted Group EBITDA”. The payment curves and other aspects remain unchanged. The first grants with the new performance targets will be awarded in financial year 2026.

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

SPAs from the 2021 grant became exercisable in 2025. The following table shows the target achievement for the individual performance criteria per year and in aggregate:

	Target achievement	Target achievement	Target achievement	Target achievement	Target achievement
	2021	2022	2023	2024
	(in %)	(in %)	(in %)	(in %)	(in %)
Relative share price performance	200%	—%	200%	—%	100%
Relative TSR	200%	—%	200%	—%	100%

The target achievement reached in 2025 relevant for the 2022 grant exercisable in 2026 was 0% for both performance indicators. In accordance with the relevant Share Performance Plan 2017, both KPIs, the absolute share price performance and the relative TSR compared to the TecDAX, are based on publicly available information. For the sake of simplicity, the actual target achievement as well as the absolute targets and the target achievement per KPI are shown below:

	2021		2022
KPI “Share Price”		KPI “Share Price”
Average last 30 trading days 2020	26.713	Average last 30 trading days 2021	41.558
Average last 30 trading days 2021	41.558	Average last 30 trading days 2022	16.125
Increase	55.57%	Increase	(61.20)%
KPI “Share Price” achievement	200.0%	KPI “Share Price” achievement	0.0%
KPI “TSR”		KPI “TSR”
Evotec TSR 2021 vs. 2020	55.57%	Evotec TSR 2022 vs. 2021	(61.20)%
TecDAX TSR 2021 vs. 2020	23.74%	TecDAX TSR 2022 vs. 2021	(21.54)%
Relative TSR Evotec vs. TecDAX	31.84%	Relative TSR Evotec vs. TecDAX	(39.66)%
KPI “TSR” achievement	200.0%	KPI “TSR” achievement	0.0%
Overall performance achievement	200.0%	Overall performance achievement	0.0%

	2023		2024
KPI “Share Price”		KPI “Share Price”
Average last 30 trading days 2022	16.125	Average last 30 trading days 2023	19.382
Average last 30 trading days 2023	19.382	Average last 30 trading days 2024	8.942
Increase	20.20%	Increase	(53.87)%
KPI “Share Price” achievement	200.0%	KPI “Share Price” achievement	0.0%
KPI “TSR”		KPI “TSR”
Evotec TSR 2023 vs. 2022	20.20%	Evotec TSR 2024 vs. 2023	(53.87)%
TecDAX TSR 2023 vs. 2022	6.82%	TecDAX TSR 2024 vs. 2023	6.54%
Relative TSR Evotec vs. TecDAX	13.38%	Relative TSR Evotec vs. TecDAX	(60.41)%
KPI “TSR” achievement	200.0%	KPI “TSR” achievement	0.0%
Overall performance achievement	200.0%	Overall performance achievement	0.0%

2025
KPI “Share Price”
Average last 30 trading days 2024	8.942
Average last 30 trading days 2025	5.359
Increase	(40.07)%
KPI “Share Price” achievement	0.0%

KPI “TSR”
Evotec TSR 2025 vs. 2024	(40.07)%
TecDAX TSR 2025 vs. 2024	2.79%
Relative TSR Evotec vs. TecDAX	(42.86)%
KPI “TSR” achievement	0.0%
Overall performance achievement	0.0%

The final number of SPAs from the 2021 grant exercisable in 2025 is shown in the following table for each Executive Board member:

			Target achievement rel.		Number of SPA in 2021	Number of SPA from 2021
		Number of SPA awarded	share	Target achievement	tranche based on target	tranche actually exercised
Executive Board member	Function	from 2021 tranche	price performance (in %)	Relative TSR (in %)	achievement	(subject to remuneration cap)
Dr. Cord Dohrmann	CSO	11,105	100%	100%	11,104	11,104
Dr. Craig Johnstone[1]	COO	9,439	100%	100%	9,438	9,438
Enno Spillner[1]	CFO	8,884	100%	100%	5,554	5,554

1 Craig Johnstone left in 2024 and Enno Spillner in 2023

One SPA corresponds to one Evotec share, which at the time of exercise in January 2025 was trading at about € 6.50/share.

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

Active discussions with shareholders gave the Supervisory Board to understand that the Restricted Share Plan 2020 and the Supervisory Board discretion that this implies are viewed critically. It therefore decided no longer to issue this remuneration component when the new remuneration system takes effect after the AGM 2022. No Restricted Share Awards were made as a result in 2025.

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

The KPI for the respective year is achieved when Adjusted EBITDA corresponds to or exceeds forecast Adjusted EBITDA. The minimum target is achieved when Adjusted EBITDA corresponds to or exceeds 75% of forecast Adjusted EBITDA.

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

The Restricted Share Plan 2020 works as follows:

The payment curve for the KPI adjusted EBITDA is as follows:

No Restricted Share Awards were granted to Management Board members in 2025. However, there are still Restricted Share Awards granted in the past, before the remuneration system 2022 took effect, which were exercisable in 2025 and will be exercisable in 2026.

				Number of SPA in 2021	Number of SPA from
		Number of RSP awarded	Target achievement adj.	tranche based on target	2020 tranche actually
Executive Board member	Function	from 05-2021 tranche	EBITDA (in %)	achievement	exercised*
Dr. Cord Dohrmann	CSO	29,851	41.8%	12,462	12,462

	Target achievement 2021	“Target achievement	Target achievement 2023	Target achievement 2024	Total target achievement
	(in %)	2022 (in %)”	(in %)	(in %)	(in %)
Adjusted EBITDA	87%	80%	0%	0%	41.8%

*Not yet exercised due to one year exercising period Automatic exercise 05-2026.

Outlook for variable remuneration

One intention of the remuneration system to be presented to the AGM in 2026 is to reduce the target amount for short-term and long-term variable remuneration for all Management Board members when they sign new contracts after the remuneration system 2026 takes effect. At the same time the intention is to weigh the financial targets higher, with a total of 80%, and the strategic targets with 20%. A modifier of 0.8 to 1.2 will also be introduced, which the Supervisory Board will define annually as another individual or collective target for the Management Board members. The obligation to invest 60% of the short-term remuneration in Company shares over the long term and hold them for three years is to be abolished. However, the obligation to hold shares in Evotec SE while they are Management Board members will remain, in order to align the interests of the Management Board members with those of shareholders. The CEO will undertake to invest 200% of gross basic salary in Evotec shares and the other Management Board members to invest 100% of their respective gross basic salary. The performance targets for the long-term variable remuneration in the form of the Share Performance Plan remain Growth in Group EBITDA and Total shareholder return, whereby Total shareholder return will not be measured in relation to the TecDAX, but to a suitably defined international peer group. The ESG modifier in the Share Performance Plan with a range of 0.8 to 1.2 will also be given greater weighting. The performance period is to be changed from four years to three years with an extra year waiting period. The reason for the changes is to align the remuneration system with international market standards, to ensure that Evotec is not at a competitive disadvantage in the search for international top talents.

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

The Company did not make use of its right to withhold or retract variable remuneration in financial year 2025.

Severance payments

Payments to a Management Board member if the service contract is terminated prematurely, without there being an important reason for the termination, are limited to two annual salaries and may not exceed the annual remuneration for the remainder of the service contract (cap on severance pay). No payments are made to the Management Board member if the employment contract is terminated for an important reason for which the Management Board member is responsible. The annual remuneration used to calculate the severance payment is the basic salary plus target bonus

The Company made use of this right in 2025 and when it terminated the contract with Management Board member Laetitia Rouxel ahead of schedule, provided her a severance payment of around €1,506,000 in total to settle her annual remuneration for the remainder of the contract term, outstanding bonus payments for the financial year 2025, existing claims under the Share Performance Awards and contractually agreed employer contributions to the Swiss social security system.

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

Maximum remuneration

The maximum remuneration defined in the remuneration system 2022 applies to all the members of the Management Board whose contract was signed or renewed before the remuneration system 2022 came into effect at the AGM 2022. The annual maximum remuneration within the meaning of Section 87a para. 1 sentence 2 no 1 AktG for contracts signed after the effective date of the remuneration system 2022 is:

Maximum remuneration +for years in which no
Function	RSA's are granted (in € k)
CEO	7,050
Member of the Executive Board	3,400

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

The Management Board members reported the following shareholdings as of December 31, 2025.

		(thereof, restricted	Outstanding Shares	Granted unvested	Outstanding Shares	Granted unvested
	Shares	Shares from STI Payout)	from vested SPA's	SPA's (total)	from vested RSA's	RSA's (total)
Management Board
Dr. Christian Wojczewski	100,000	—	—	206,002	—	—
Dr. Cord Dohrmann	141,084	10.679	—	166,202	—	29,851
Aurélie Dalbiez	9,500	—	—	74,390	—	—
Paul Hitchin	12,500	—	—	90,921	—	—

Dr. Christian Wojczewski, Paul Hitchin and Aurélie Dalbiez are still in the so-called build up phase.

Target remuneration of current Management Board members for financial year 2025

The following table shows the target remuneration of Management Board members for financial year 2025, and on a voluntary basis for financial year 2024. This comprises the agreed target remuneration for the respective financial year, of which 100% is paid if the targets are achieved. If the appointment as a member of the Management Board begins or ends during a financial year, the remuneration is stated pro rata temporis.

			Dr. Christian Wojczewski				Dr. Cord Dohrmann
			CEO				CSO
			2025		2024		2025		2024
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	900	17.2%	450	24.2%	450	26.3%	450	26.2%
	+	Ancillary benefits	240	4.6%	120	6.5%	50	2.9%	50	2.9%
	+	Compensation payments	500	9.5%	500	26.9%	—	0.0%	—	0.0%
	=	Total	1,640	31.3%	1,070	57.6%	500	29.2%	500	29.2%
		Short-term, one-year
Performance-related	+	remuneration (STI)
Remuneration		Bonus	1,575	30.1%	788	42.4%	483	28.2%	484	28.2%
		Long-term, multi-year
	+	remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017 / 2022	2,025	38.6%	—	0.0%	731	42.7%	731	42.6%
	=	Total target remuneration	5,240	100.0%	1,858	100.0%	1,714	100.0%	1,715	100.0%

			Laetitia Rouxel				Paul Hitchin
			CFO (until 03/2025)				CFO (since 03/2025)
			2025		2024		2025		2024
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	113	6.9%	450	19.9%	458	20.2%	—	—%
	+	Ancillary benefits	25	1.5%	297	13.1%	120	5.3%	—	—%
	+	Compensation payments	1,506	91.6	300	13.3%	300	13.3
	=	Total	1,644	100.0%	1,047	46.3%	878	38.8%	—	—%
		Short-term, one-year			—	—			—	—
Performance-related	+	remuneration (STI)			—	—			—	—
Remuneration		Bonus	—	0.0%	484	21.4%	492	21.7%	—	—%
		Long-term, multi-year
	+	remuneration (LTI)			—	—			—	—
		Restricted Share Plan 2020	—	0.0%	—	—%	—	0.0%	—	—%
		Share Performance Plan 2017 / 2022	—	0.0%	731	32.3%	894	39.5%	—	—%
	=	Total target remuneration	1,644	100.0%	2,262	100.0%	2,264	100.0%	—	—%

			Aurélie Dalbiez
			CPO
			2025		2024
				in %		in %
			in k €	Total	in k €	Total
Non-performance-related remuneration		Basic salary	450	23.6%	244	33.3%
	+	Ancillary benefits	95	5.0%	75	10.2%
	+	Compensation payments	150	7.9%	150	20.5%
	=	Total	695	36.4%	469	64.0%
		Short-term, one-year
Performance-related	+	remuneration (STI)
Remuneration		Bonus	483	25.3%	263	36.0%
		Long-term, multi-year
	+	remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%
		Share Performance Plan 2017 / 2022	731	38.3%	—	0.0%
	=	Total target remuneration	1,909	100.0%	732	100.0%

Remuneration awarded and owed to current Management Board members in the financial year pursuant to Section 162 AktG

The following tables show the fixed and variable remuneration components awarded and owed to the Management Board members in 2024 and 2025 in accordance with Section 162 (1) sentence 2 no. 1 AktG. Since the work for the annual bonus 2025 was completed in full in financial year 2025, it is attributed to the remuneration awarded and owed in 2025 and so included in this remuneration report.

In addition to the amount of remuneration, the individual fixed and variable remuneration components are shown as a proportion of total remuneration in accordance with Section 162 (1) sentence 2 no. 1 AktG. The proportions are based on the remuneration components awarded and owed in the respective financial year, in accordance with Section 162 (1) sentence 1 AktG.

			Dr. Christian Wojczewski				Dr. Cord Dohrmann
			CEO				CSO
			2025		2024		2025		2024
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	900	19.9%	450	42.1%	450	30.1%	450	36.6%
	+	Ancillary benefits for the FY	240	5.3%	120	11.2%	50	3.3%	50	4.1%
	+	Compensation payments	500	11.1%	500	46.7%	—	0.0%	—	0.0%
	=	Total	1,640	36.3%	1,070	100.0%	500	33.5%	500	40.6%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
	+	Bonus for the FY	858	19.0%	—	—%	263	17.6%	—	0.0%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%	—	0.0%	—	0.0%
		Share Performance Plan 2017 / 2022	2,025	44.8%	—	0.0%	731	48.9%	731	59.4%
	=	Total remuneration as defined in Sec. 162 AktG	4,523	100.0%	1,070	100.0%	1,494	100.0%	1,231	100.0%

			Laetitia Rouxel				Paul Hitchin
			CFO (until 03/2025)				CFO (since 03/2025)
			2025		2024		2025		2024
				in %		in %		in %		in %
			in k €	Total	in k €	Total	in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	113	6.8%	450	25.3%	458	22.5%	—	—%
	+	Ancillary benefits for the FY	25	1.5%	297	16.7%	120	5.9%	—	—%
	+	Compensation payments	1,506	91.6%	300	16.9%	300	14.7%	—	—%
	=	Total	1,644	100.0%	1,047	58.9%	878	43.1%	—	—%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
	+	Bonus for the FY	—	0.0%	—	—%	268	13.1%	—	—%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	—%	—	0.0%	—	—%
		Share Performance Plan 2017 / 2022	—	0.0%	731	41.1%	894	43.8%	—	—%
	=	Total remuneration as defined in Sec. 162 AktG	1,644	100.0%	1,778	100.0%	2,040	100.0%	—	—%

			Aurélie Dalbiez
			CPO
			2025		2024
				in %		in %
			in k €	Total	in k €	Total
Non-performance-related remuneration		Basic remuneration for the FY	450	26.6%	244	52.0%
	+	Ancillary benefits for the FY	95	5.6%	75	16.0%
		Compensation payments	150	8.9%	150	32.0%
	=	Total	695	41.1%	469	100.0%
Performance-related remuneration	+	Short-term, one-year remuneration (STI)
	+	Bonus for the FY	263	15.6%	—	0.0%
	+	Long-term, multi-year remuneration (LTI)
		Restricted Share Plan 2020	—	0.0%	—	0.0%
		Share Performance Plan 2017 / 2022	731	43.3%	—	0.0%
	=	Total remuneration as defined in Sec. 162 AktG	1,689	100.0%	469	100.0%

As a rule, the cost of the Management Board members’ work is allocated appropriately to the Group companies.

In the financial year 2025, Laetitia Rouxel (CFO) received a severance payment of a total of around € 1,506,000.

Dr. Christian Wojczewski received a sign-on bonus of €500,000 in financial year 2024, which was paid in July 2024, in compensation for lost earnings and commitments from his previous work. Another tranche of the same amount was paid in July 2025.

Aurélie Dalbiez already received a sign-on bonus of €150,000 in the financial year 2024, as compensation for lost earnings and promises made to her by her previous employer, which was paid out in July 2024. A further tranche of the same amount was paid out in July 2025.

Paul Hitchin received a sign-on bonus of €300,000 in financial year 2025, which was paid in March 2025, in compensation for lost earnings and commitments from his previous work. Another tranche of the same amount will be due for payment in March 2026.

Remuneration awarded and owed to former Management Board members in the 2025 financial year pursuant to Section 162 AktG

In the financial year 2025, Laetitia Rouxel (CFO) left the Management Board. When the contract with Management Board member Laetitia Rouxel was terminated ahead of schedule the Company made her a severance payment of a total of around €1,506,000 in total to settle her annual remuneration for the remainder of the contract term, outstanding bonus payments for the financial year 2025, existing claims under the Share Performance Awards and contractually agreed payments to the Swiss social security system.

Remuneration awarded and owed to current Supervisory Board members in the 2025 financial year pursuant to Section 162 AktG

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

		Basic salary		Committee salary		Total remuneration
			in %		in %
		in €	Total	in €	Total	in €
Prof. Dr. Iris Löw-Friedrich	2025	125,000	80.6%	30,000	19.4%	155,000
(since 06/2014)	2024	125,000	80.6%	30,000	19.4%	155,000
Roland Sackers	2025	105,000	70.0%	45,000	30.0%	150,000
(since 06/2019)	2024	105,000	70.0%	45,000	30.0%	150,000
Dr. Constanze Ulmer-Eilfort	2025	65,000	59.1%	45,000	40.9%	110,000
(since 06/2021)	2024	65,000	59.1%	45,000	40.9%	110,000
Camilla Macapili Languille	2025	65,000	68.4%	30,000	31.6%	95,000
(since 06/2022)	2024	65,000	70.6%	27,123	29.4%	92,123
Wesley Wheeler	2025	65,000	81.3%	15,000	18.8%	80,000
(since 06/2024)	2024	36,329	81.20%	8,384	18.8%	44,713
Dr. Duncan McHale	2025	65,000	81.3%	15,000	18.8%	80,000
(since 06/2024)	2024	36,329	81.20%	8,384	18.8%	44,713
Dr. Mario Polywka	2025	—	—	—	—	—
(until 06/2024)	2024	2,315	86.7%	356	13.3%	2,671
Dr. Elaine Sullivan	2025	—	—	—	—	—
(until 06/2024)	2024	28,671	68.4%	13,232	31.6%	41,903

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

Financial year	2025	Change in %	2024	Change in %	2023	Change in %	2022		Change in %	2021

Earnings performance
Net income for Evotec SE (HGB) in €m	(32.6)	(3,063.6)%	1.1	101.1%	(97.9)	(475.9)%	(17.0)	*	38.8%	(27.8)
Adjusted EBITDA Evotec Group in €m	41.1	81.9%	22.6	(66.0)%	66.4	(34.7)%	101.7		(5.2)%	107.3
Revenue Evotec Group in €m	788.4	(1.1)%	797.0	2.0%	781.4	4.0%	751.4		21.6%	618.0
Share price Evotec SE in €	5.3	(35.3)%	8.2	(57.5)%	19.4	20.2%	16.1		(61.2)%	41.6
Relative TSR of Evotec SE vs. TecDAX in % points	(42.9)	—%	(65.9)	—%	13.4	—%	(39.7)		—	31.8

Average employee remuneration (in € k)
Average remuneration	80.0	17.8%	67.9	(12.6)%	77.7	(0.6)%	78.2		5.0%	74.5

Management Board remuneration (in € k)
Dr. Christian Wojczewski (since 07/2024)	4.523	322.70%	1.070	—%	—	—%	—		—%	—
Dr. Cord Dohrmann (since 2010)	1.494	21.4%	1.231	(16.8)%	1,479	5.3%	1,404		(32.9)%	2,092
Paul Hitchin (since 03/2025)	2.040	—%
Aurélie Dalbiez (since 06/2024)	1.689	260.40%	469	—%	—	—%	—		—%	—

Former Management Board remuneration (in € k)
Dr. Werner Lanthaler (until 01/2024)	—	(100.0)%	31	(98.4)%	1,941	(22.9)%	2,519		(46.0)%	4,661
Dr. Matthias Evers (until 09/2024)	—	(100.0)%	995	(16.7)%	1,194	(13.7)%	1,384		—%	—
Dr. Craig Johnstone (until 12/2024)	—	(100.0)%	2.402	103.2%	1,182	(44.0)%	2,112		127.9%	927
Laetitia Rouxel	1.644	(7.6)%	1.778	99.9%	890	—%	—		—%	—
Mario Polywka (01 - 06/2024)	—	0.0%	425	—%	—	—%	—		—%	—
Enno Spillner (until 03/2023)	—	(100.00)%	—	(100.00)%	610	(43.7)%	1,083		20.8%	897

Supervisory Board remuneration (in € k)
Prof. Dr. Iris Löw-Friedrich (since 06/2014)	155	0.0%	155	3.3%	150	0.0%	150		31.6%	114
Roland Sackers (since 06/2019)	150	0.0%	150	57.9%	95	(1.0)%	96		6.7%	90
Dr. Constanze Ulmer-Eilfort (since 06/2021)	110	0.0%	110	29.4%	85	16.4%	73		121.2%	33
Camilla Macapili Languille (since 06/2022)	95	3.3%	92	53.3%	60	87.5%	32		—%	—
Dr. Duncan McHale (since 06/2024)	80	77.80%	45	—%	—	—%	—		—%	—
Wesley Wheeler (since 06/2024)	80	77.8%	45	—%	—	—%	—		—%	—

Former Supervisory Board remuneration (in € k)
Prof. Dr. Wolfgang Plischke (until 06/2021)	—	—%	—	—%	—	—%	—		(100.0)%	68
Kasim Kutay (until 06/2022)	—	—%	—	—%	—	(100.0)%	28		(53.3)	60
Dr. Elaine Sullivan until 06/2024)	—	(100.00)%	41	(41.4)%	70	7.7%	65		8.3%	60
Dr. Mario Polywka (until 06/2024)	—	(100.00)%	3	(95.0)%	60	0.0%	60		9.1%	55

*Result 2022 corrected from € (8.3) million to € (17.0) million compared to 2022 report.

Miscellaneous

Evotec maintains financial loss liability insurance for the members of the Executive Board, the members of the Supervisory Board, and designated officers (D&O insurance) and pays the premium for this insurance. This insurance policy covers the personal liability of Management Board members for any claims made against them for damages in the exercise of their duties. The insurance includes an excess or deductible for the Management Board members in accordance with the German Stock Corporation Act.

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

Evotec’s Supervisory Board consists of six members – as provided in the current Articles of Association – all of whom are elected by the shareholders with a simple majority of the votes cast at an AGM. The proposal to the AGM is carried out in accordance with the GCGC’s recommendations. The six current members of Evotec’s Supervisory Board were all lastly elected at the AGM 2024. The new Supervisory Board members Dr. Duncan McHale and Wesley Wheeler have been initially elected for a term of office of two years, while the re-elected Supervisory Board members have been be elected for a three-year term of office, except for the Chairperson Prof Dr Iris Löw-Friedrich who has been re-elected for a term of office of two years to allow for a coordinated succession after reaching the maximum tenure of 12 years.

The Company provides a relevant set of on-boarding materials regarding statutory documents, policies, rules of procedures etc. for each new Supervisory Board member, which set is also accessible to each member in a virtual Board room that was set up.

The Supervisory Board appoints a chairperson and one Vice Chairperson from among its members. Prof. Dr. Iris Löw-Friedrich is elected Chairperson of the Supervisory Board, and Roland Sackers became her Vice Chairman. During 2025 the Supervisory Board has started the succession planning process for its Chairperson to allow for a coordinated succession after Prof Dr Löw-Friedrich will reach the maximum tenure of 12 years at the AGM 2026.

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

	Iris	Roland	Camilla	Constanze	Wesley	Duncan
Skills / Expertise	Löw-Friedrich	Sackers	Macapili Languille	Ulmer-Eilfort	Wheeler	McHale
	Chair;	Deputy Chair;
	RemCom Chair	ACC Chair		ESG Chair
Independent Supervisory Board members (Chairman, ACC Chair, RemCom Chair; majority of total members	X	X	X1	X	X	X
R&D	X	—	—	—	—	X
Biologics Manufacturing	—	—	X	—	X	—
Biopharma	X	—	X	—	X	X
Small Biotech	—	—	X	—	X	X
Pharma Services	X	X	X	—	—	X
Commercial / B2B	—	—	—	—	X	—
M&A / Partnering	—	—	X	X	X	X
Capital Markets	X	X	X	—	—	—
Accounting / P&L / Risk Management	X	X2,3	X3	—	—	—
Auditing & Sustainability Reporting	X	X2,3	—	X	—	—
Digitalization	X	X	—	—	—	—
IT & Cybersecurity	—	X	—	—	—	—
General Management	X	X	X	X	X	X
Legal & Compliance	—	X	—	X	—	—
Environment and Sustainability	X	X	X	X	—	—
Social and HR	—	X	—	X	—	—
Governance	X	X	X	X	X	X
Age of Supervisory Board candidate does not exceed 72 years at time of the proposal	X (1960)	X (1968)	X (1983)	X (1962)	X (1956)	X (1966)
Nationality	German	German	Canadian	German	U.S.	British
Regional experience in EU / U.S. / Asia	EU, US, Asia	EU, US	EU, US, MENA	EU	U.S.	EU, US
Female Supervisory Board member (at least 30%)	X	—	X	X	—	—

1) Head of Life Sciences at MIC; MIC holds some 7% of the shares in Evotec, but does not exercise control within the meaning of C.9 GCGC.

2) Experience of auditing.

3) Experience of accounting.

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

Currently, the composition of Evotec’s Supervisory Board fulfills all those objectives: All members have an extensive international professional background from working in numerous internationally operating companies. All members are considered as independent following the two-dimensional evaluation criteria of the GCGC, three nationalities are represented and there are three female members. Evotec’s aspiration of “diversity of thoughts” is ensured by composing internationally experienced Management and Supervisory Boards with broad and complementary skill sets.

The following chart provides additional diversity information about our Supervisory Board.

Board Diversity Matrix (As of December 31, 2025)
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

Name of Committee	Current Members as December 31, 2025
Audit and Compliance Committee	Roland Sackers(Chair), Camilla Macapili Languille, Dr. Constanze Ulmer-Eilfort
Remuneration and Nomination Committee	Prof. Dr. Iris Löw-Friedrich (Chair), Roland Sackers, Wesley Wheeler
ESG Committee	Dr Constanze Ulmer-Eilfort (Chair), Dr Duncan McHale

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

ESG Committee

Considering the increased importance of ESG aspects in a corporate and global environment, Evotec’s Supervisory Board formed an ESG Committee in 2023. The ESG Committee consists of Dr. Constanze Ulmer-Eilfort, and Dr. Duncan McHale. Prof Dr. Iris-Löw-Friedrich is a permanent guest to the ESG Committee after the resignation from Camilla Macapili Languille following her appointment to the Audit and Compliance Committee. Dr. Constanze Ulmer-Eilfort is the chairperson of the ESG Committee which is supported by the Company’s CEO, the Chief People Officer and the Head of Sustainability. Together with the Management Board, the ESG Committee defines the priorities of Evotec with respect to environment, people, and governance on a rolling basis, and is advising on and monitoring the implementation of such priorities.

Management Board and Senior Management

Our Management Board consists of four members as of December 31, 2025. Our Supervisory Board determines the exact number of members of our Management Board. The Supervisory Board may also appoint a chairperson or spokesperson of the Management Board. Dr. Christian Wojczewski has been appointed chairperson of the Management Board.

Our Supervisory Board appoints the members of our Management Board for a term of up to five years. However, new members of the Management Board are appointed for a term of up to three years. They are eligible for re-appointment or extension after the completion of their term in office or at the earliest one year prior to expiration of their term in office, in each case again for up to an additional five years. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of the Management Board may be dismissed with good cause prior to the completion of his or her term. Members of the Management Board have accepted no more than three supervisory board positions with other companies.  Following the departure of Laetitia Rouxel as CFO in March 2025, Paul Hitchin joined Evotec as CFO on March 1, 2025.

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

As of December 31, 2025, we employed 4,553 individuals worldwide (December 31, 2024: 4,827; December 31, 2023: 5,061). In 2025, temporary employees represented 1.89% of our workforce. At the end of the reporting year, we had employees representing 83 different nationalities compared to 88 in 2024. In 2025, a total of 3,122 employees were engaged in our D&PD segment, 560 in the JEB segment, and 871 in sales and enabling functions.

Heads as of December 31,	2025	2024
Austria	—	4
France	874	1,057
Germany	1,143	1,257
Italy	871	876
UK	898	929
United States of America (“USA”)	767	704
Grand Total	4,553	4,827

We are committed to various ESG initiatives, including achieving certain climate-based targets, championing diversity and inclusion and building a group-wide learning platform in connection with EVOacademy. We have a workers’ council at site level in our Göttingen, Hamburg, Lyon, Munich, Toulouse and Verona sites, at European level we have a Committee composed by representatives coming from Germany, France, Italy and the UK, and collective bargaining agreements in place in Italy and France. None of our employees has engaged in any labor strikes or material labor disputes. We consider the relationship with employees to be positive.

E.	Share ownership.

The members of the Management Board and the Supervisory Board hold less than 1% of the shares issued by the Company. All shares granted unvested SPA’s and granted unvested RSA’s are listed below.

Share Ownership of Managing and Supervisory Directors’

Shares, SPA’s, RSA’s as of December 31, 2025

			(thereof,
			restricted
			Shares	Out-standing	Granted	Out-standing	Granted
			from STI	Shares from	unvested	Shares from	unvested
	Shares		Payout)	vested SPA‘s	SPA’s (total)	vested RSA‘s	RSA’s (total)
Management Board
Dr Christian Wojczewski	100,000		0	0	206,002	0	0
Dr. Cord Dohrmann	141,084		10,679	0	166,202	0	29,851
Aurelie Dalbiez	9,500		0	0	74,390	0	0
Paul Hitchin	12,500		0	0	90,921	0	0
Supervisory Board
Prof. Dr. Iris Löw-Friedrich	35,000			0	0	0	0
Camilla Macapili Languille	0			0	0	0	0
Roland Sackers	0			0	0	0	0
Wesley Wheeler	8,188	*		0	0	0	0
Dr. Constanze Ulmer-Eilfort	0			0	0	0	0
Dr Duncan McHale	0			0	0	0	0

*Wesley Wheeler acquired a total of 16,375 ADRs, each representing one-half of one ordinary share, no par value per share,

A detailed description of the SPA and share option plans granted to members of our Management Board and Supervisory Board can be found in the Notes (sections 2 and 21). All shares outstanding have the same voting rights.

Performance-related variable remuneration components

In line with the principles mentioned above, the Management Board remuneration is linked to Company performance and sustainable Company growth. Under the Remuneration system 2023, the Management Board remuneration comprised both short-term, annual remuneration (“bonus”) and long-term remuneration components (Share Performance Plan 2017), which were approved by the AGMs in 2017 and 2022. Payments for these components depend on achieving defined financial, strategic and ESG-related targets. If the targets are not achieved the payment of performance-based components may be reduced to zero. If the targets are significantly outperformed, however, the amount of the payment is capped.

F.Disclosure of a registrants’ action to recover erroneously awarded compensation.

Not Applicable

Item 7.	Major Shareholders and Related Party Transactions
A.	Major shareholders.

The following table presents information, as of December 31, 2025, regarding the beneficial ownership of our ordinary shares:

●	Each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares,
●	Each member of our Supervisory Board,
●	Each member of our Management Board; and
●	All members of our Supervisory Board and Management Board as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our Supervisory Board and our Management Board is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed based on 177.778.907 ordinary shares outstanding as of December 31, 2025, and 29,507 shares were held in treasury and 290,000 shares were bought to be converted into ADS. These ADS shall be used exclusively to fulfil corresponding obligations under an employee share program and shall be issued only to individuals who are or were employed by the company or an affiliated company.

Except as otherwise indicated in the table below, the address for each beneficial owner is Essener Bogen 7, 22419 Hamburg, Germany.

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares		Percentage of Class
5% Beneficial Owner:
Triton GP HoldCo SARL (1)	17,730,913		9.97%
Mubadala Investment Company (2)	11,481,502		6.46%
Management Board and Supervisory Board:
Dr. Christian Wojczewski	100,000		*
Dr. Cord Dohrmann	141,084		*
Aurélie Dalbiez	9,500
Paul Hitchin	12,500
Prof. Dr. Iris Löw-Friedrich	35,000		—
Camilla Macapili Languille	—		—
Dr. Duncan McHale	—		—
Wesley Wheeler	8,188	(3)	—
Roland Sackers	—		—
Dr. Constanze Ulmer-Eilfort	—		—
All Management Board and Supervisory Board members as a group (12 persons)	306,272		*

* Less than one percent.

(1)	Consists of 17,730,913 ordinary shares held by Excalibur LuxCo SARL, LUXEMBOURG, as reported on the 13D/A filed with the SEC on October 29, 2025. The business address of Triton GP HoldCo SARL is 2, rue Edward Steichen, Luxembourg, N4, L-2540

(2)	Consists of 11,481,502.5 ordinary shares held by ATIC Second International Investment Company LLC, Abu Dhabi. MIC is wholly owned by the Government of Abu Dhabi. Investment decisions are taken independently of the Government of Abu Dhabi by the board of directors of MIC, as reported on the 13D filed with the SEC on November 16, 2021. The business address of MIC is Mamoura A Building, Muroor Street, P.O. Box 45005, Abu Dhabi, United Arab Emirates.
(3)	Wesley Wheeler acquired 16,375 ADR’s, each representing one-half of one ordinary share, no par value per share,

Management is not aware of any restriction of the voting rights or the right to transfer. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Holdings by U.S. Shareholders

As of December 31, 2025, 33.96% of our outstanding ordinary shares (including shares in the form of ADSs) were held by 28 U.S. record holders.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.

B.	Related party transactions.

For information on related party transaction see Note 20 “Related Party Transactions” of the Notes to Consolidated Financial Statements.

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

Share Capital

As of December 31, 2025 we have share capital, part of which is yet to be registered in the commercial register (Handelsregister), in the amount of €177,778,907.00, which is divided into 177,778,907 no-par value bearer shares (Inhaberaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00. Each issued ordinary share is fully paid.

Changes in Our Share Capital During the Last Fiscal Years

Since January 1, 2025, and until December 31, 2025 our share capital has changed as follows:

●	Due to the utilization of our conditional capital created by resolutions on June 14, 2017, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2025 by issuing a total of 210,068 shares.

●	Due to the utilization of our conditional capital created by resolutions on June 16, 2020, our share capital as registered with the commercial register (Handelsregister) was increased in our fiscal year 2025 by issuing a total of 15,383 shares.

Future Changes to the Share Capital

Authorized Capital

Under the relevant law, the general meeting of a European stock corporation (Societas Europaea) governed by German law can authorize the Management Board, with the consent of the Supervisory Board, to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. Under § 5(5) of our Articles of Association (Satzung), the Management Board is authorized to increase our share capital, on one or more occasions, by a total of up to €35,437,147.00 by issuing, on one or more occasions, up to 35, 437,147 new bearer shares with no par value (Genehmigtes Kapital 2024), in each case with consent of the Supervisory Board. This authorization expires on June 9, 2029.

Conditional Capital as of December 31, 2025

Pursuant to § 5(6) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €1,184,546.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of RSA based on the Restricted Share Plan 2020 make use of their right to subscribe for new shares in the Company. In 2025, €15,383.00 conditional capital pursuant to § 5(6) of our Articles of Association (Satzung) was used.

Pursuant to § 5(7) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €6,000,000.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent that holders of subscription rights in the form of SPAs based on the Share Performance Plan 2022 make use of their right to subscribe for new shares in the Company. In 2025, no conditional capital pursuant to § 5(7) of our Articles of Association (Satzung) was used.

Pursuant to § 5(10) of our Articles of Association (Satzung), our share capital is conditionally increased by up to € 35,390,530.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to issue shares to the owners or creditors of convertible bonds and/or warrant-linked bonds, participation rights and/or income bonds (or a combination of such instruments) that grant a conversion or option right to new no par value shares or designate a conversion obligation against cash contribution, issued by us or our directly or indirectly associated companies. In 2025, no conditional capital pursuant to § 5(10) of our Articles of Association (Satzung) was used.

Pursuant to § 5(11) of our Articles of Association (Satzung), our share capital is conditionally increased by up to €378,224.00 through the issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of SPA based on the Share Performance Plan 2015 make use of their right to subscribe for new shares in the Company. In 2025, no conditional capital pursuant to § 5(11) of our Articles of Association (Satzung) was used.

Pursuant to § 5(12) of our Articles of Association (Satzung) our share capital is conditionally increased by up to €4,384,552.00 through issuance of new, bearer shares with no par value. The conditional capital may only be used to the extent holders of subscription rights in the form of SPA based on the Share Performance Plan 2017 make use of their right to subscribe for new shares in the Company. In 2025, €210,068.00 conditional capital pursuant to - 5 (12) of our Articles of Association (Satzung) was used.

Preemptive Rights

Accordingly, under our Articles of Association (Satzung), the Management Board may, with the consent of the Supervisory Board, exclude such preemptive rights in a capital increase from the authorized capital:

●	to the extent that the new shares are issued in return for cash contributions and the proportional share of the share capital that applies to the shares to be newly issued does not in the aggregate exceed the amount of a total of €17,718,573.00 or, should this amount be lower, of a total of 10% of the share capital existing at the time of effectiveness and at the time of the first exercise of this authorization for precluded subscriptions, and the issue price of the new shares is not significantly below the market price of the existing listed shares of the Company at the time of the final determination of the issue price;

C.	Material contracts.

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

For statistical purposes, there are, however, reporting duties regarding transactions involving cross- border monetary transfers. With some exceptions, every corporation or individual residing in the Federal Republic of Germany must report to the German Central Bank (Deutsche Bundesbank) within a certain period of time (i) any payment received from, or made to, a non-resident corporation or individual, or for the account of such person, that exceeds €50,000 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €6,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks, and bills, remittances denominated in euros and other currencies made through financial institutions, netting, and clearing arrangements, as well as bringing in property and rights into a corporation, branch office or production site. Not included are payments made for the import and export of goods as well as payments made for the processing of loans. Infringements of these reporting duties can be fined as an administrative offense.

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

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1 – S 2204/12/10003), in respect of the taxation of American Depositary Receipts (“ADRs”), on domestic shares, or the ADR Tax Circular, for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of Evotec and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends will accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are deposited at a domestic depository for the ADS holders).

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

Taxation of Holders Not Tax Resident in Germany

The following discussion describes selected German tax consequences of acquiring the ADSs, owning the ADSs and disposing of the ADSs for a holder that is a U.S. treaty beneficiary (defined below). For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the Federal Republic of Germany and USA for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital and Certain Other Taxes of 1989, as amended by the Protocol as of June 1, 2006 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 1. Juni 2006) hereinafter referred to as the “Treaty,” who is eligible for relevant benefits under the Treaty.

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

However, a circular issued by the German Federal Ministry of Finance, dated May 19, 2022, reference number IV C 1 - S 2252/19/10003: 009, as most recently amended by a circular dated May 14, 2025, IV C 1 - S 2252/00075/016/070, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns at least 1% of the share capital of a German corporation. Pursuant to German statutory law, the entity responsible for levying withholding tax (such as the disbursing agent) must take circulars issued by the German tax authorities which are published in the German Federal Tax Gazette (Bundessteuerblatt) (such as the circular mentioned above) into account when imposing withholding tax, so that in practice, the disbursing agents typically comply with the guidance mentioned above.

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

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax (Kapitalertragsteuer) on dividends that exceeds the applicable Treaty rate and (ii) the full amount of German withholding tax (Kapitalertragsteuer) on capital gains from the disposition of ADSs. The application for such claim is generally to be filed with the Federal Central Office of Taxation (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the capital gains or dividends have been received (bezogen) and, among other things, requires that a withholding tax certificate documenting the imposed German withholding tax is provided by the U.S. treaty beneficiary. Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) which was passed into law on June 9, 2021, the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2025, by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular regarding ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

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

The Agreement between the Federal Republic of Germany and the USA for the avoidance of double Taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000), hereinafter referred to as the “United States-Germany Inheritance and Gifts Tax Treaty,” provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of

(i) and (ii) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.

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

The U.S. Treasury has expressed concern that parties to a pre-release of ADSs, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of German taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances. In particular, because our group currently includes U.S. subsidiaries, (i.e., Evotec (US), Inc. and Just - Evotec Biologics Inc.) and therefore under current law our foreign subsidiaries may be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation), any U.S. Holder that owns or is deemed to own ten percent or more of our capital stock, directly or through ADSs, (by vote or value) is urged to consult its tax advisor regarding the potential application of the “Subpart F income” and “global intangible low-taxed income” rules to an investment in our ADSs.

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

Passive Foreign Investment Company (“PFIC”) Considerations

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Although we have not performed a definitive PFIC analysis using U.S. federal income tax principles, based on certain estimates as to the composition of our income and assets, including the implied value (based on our market capitalization) of our assets that produce non-passive income during 2025, we do not believe that we were a PFIC for our 2025 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we or any of our subsidiaries will be a PFIC in 2025 or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty, because among other things (i) we currently own a substantial amount of passive assets, including cash and securities that may give rise to passive income, (ii) the valuation of our assets that may generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time, (iii) the treatment of grants as income for U.S. federal income tax purposes is unclear, and (iv) the composition of our income, if any, may vary substantially over time. The average quarterly value of our assets for purposes of determining our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated and may continue to fluctuate significantly over time. Accordingly, there can be no assurance that we will not be a PFIC in 2025 or any taxable year. If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold the ADSs, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury Regulations with respect to its ADSs.

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

The IRS has finalized Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC and whether a U.S. shareholder holds PFIC stock and has released proposed Treasury Regulations that address various issues related to determining whether a foreign corporation is a PFIC. These final Treasury Regulations and proposed Treasury Regulations (if finalized) may affect whether we are a PFIC in 2025 or any future year. You should consult your tax advisor regarding the effect, if any, these Treasury Regulations may have, or such proposed Treasury Regulations would have, on the determination of our PFIC status.

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

Foreign Exchange Risk

We operate via our Euro zone companies, mainly in Germany, Italy and France, but we also conduct business in the UK and the United States. Our consolidated financial statements are reported in Euros. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities and we carry both translational and transactional foreign exchange risk. We generate a significant portion of our revenue and incur a significant portion of our expenses in certain non-Euro currencies, mainly U.S. dollars and pound sterling. We hold our deposits primarily in three major operating currencies (Euro, U.S. dollars and pound sterling). For the year ended December 31, 2025, 65% and 7% of our revenue and 33% and 18% our cost of revenue was in U.S. dollars and pound sterling, respectively compared to 62% and 10% our revenue and 31% and 18% our cost of revenue was in U.S. dollars and pound sterling, respectively for the year ended December 31, 2024.

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

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet their contractual obligations. Our credit risk arises primarily from cash and cash equivalents and other financial assets, including deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. We attempt to limit our exposure to credit risk by maintaining our bank accounts and short-term deposits with well-established financial institutions. For our credit exposure to customers, we perform ongoing credit evaluations of our customers’ financial condition and maintain an appropriate specific allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable. Our accounts receivables are generally unsecured and are not backed by collateral from our customers. As of December 31, 2025, and December 31, 2024, one customer accounted for 33% and 9% of our trade receivables, respectively. Concentrations of credit risk with respect to trade accounts receivables are generally limited by geographically diverse customers as well as industry -group wise differentiated customers (pharma, biotech, foundations),and our monitoring procedures.

Item 12.    Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

JPMorgan Chase Bank, N.A., as depositary, registers and delivers the ADSs. Each ADS represents one-half of one share (or a right to receive one share) deposited with BNP Paribas (Deutschland) OHG as custodian for the depositary in Germany. Each ADS also represents any other securities, cash, or other property, which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered, and its principal executive office are located at 270 Park Avenue, Floor 8, New York, NY 10017.

For more complete information, you should read the entire amended and restated deposit agreement and the form of ADR. A copy of the amended and restated deposit agreement and the form of ADR are incorporated by reference as Exhibits 2.1 and 2.2 of this annual report, respectively.

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

None.

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

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our management, with the participation of our CEO and CFO, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, the end of the period covered by this annual report. Based upon that evaluation, and because of the material weaknesses described below, management concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective at the reasonable assurance level.

Notwithstanding the material weaknesses described in Management’s Report on Internal Control over Financial Reporting, our management has concluded that our financial statements for the periods covered by and included in this annual report are prepared in accordance with IFRS as issued by the IASB and fairly present, in all material respects, our financial position, results of operations and cash flows for each of the periods presented herein.

B.Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13-15(f) and 15d-15(f) under the Exchange Act of 1934, as amended, for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statement in accordance with IFRS that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025, because of the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weaknesses Identified

As of December 31, 2025, we did not maintain appropriately designed controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to: (a) Ineffective design, maintenance, and monitoring of the risk assessment program at a sufficiently precise level to identify new and evolving risks, including those relating to intangible assets and income tax positions. (b) Lack of design, maintenance and operation of effective controls over IT-system access management leading to improper segregation of duties, and improper user access rights critical to certain systems of financial reporting. In addition, there was a lack of effective controls over data used in the execution of controls. Therefore, it is possible that Evotec’s business processes and controls that rely on the accuracy and completeness of data or automated application controls could be adversely affected due to the considerations listed above. (c) Ineffective design and maintenance of effective controls over revenue recognition, the review of manual journal entries, the assessment of income tax positions, and the capitalization of internally developed and acquired intangible assets.

Remediation Activities and Plans

Management is committed to remediating the material weaknesses in a timely fashion. As of the reporting date, we have already executed several measures and are actively progressing with additional enhancements over the control, process and tool implementations as outlined in our comprehensive remediation plan. These actions will address the material weaknesses in internal control over financial reporting. The remediation plan considers the following measures:

●	We have initiated a plan to harmonize and automate, where possible, the revenue recognition process, with specific focus on addressing systemic challenges.
●	For manual journal entries, we will provide targeted training to preparers and reviewers, update and strengthen the existing manual journal entries policy, conduct quarterly dry‑runs to reinforce expectations, and continue reducing manual postings through system automation.
●	To enhance the reliability of tax‑related controls, we are implementing standardized checklists to validate completeness and accuracy of key inputs and to ensure assumptions assessments are appropriately supported.
●	In relation to weaknesses under Intangible Assets, we are developing a new end‑to‑end process narrative, standardizing IFRS‑aligned assessment procedures, developing controls over the completeness and accuracy of capitalized intangibles establishing centralized evidence retention with clearly defined ownership and responsibilities.
●	To address access management weaknesses across financial reporting systems we are enhancing our overall access governance framework, including strengthening controls over user permissions, improving oversight of system configuration changes, and implementing additional monitoring activities, including over automated controls and system-generated data, to ensure that access to critical functionalities is appropriately restricted and regularly reviewed.

●	For the material weakness within our risk assessment program, we are implementing a formalized quarterly scoping governance process. This includes structured coordination with different business areas, and documented evaluation of significant changes in balances and processes to ensure timely communication and incorporation of new risks into the control environment.

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

Remediation of Previously Identified Material Weaknesses

In connection with the preparation and audit of our consolidated financial statements for the financial year ended December 31, 2024, we previously identified a material weakness related to revenue recognition, manual journal entries and the accounting assessment of complex and non-standard accounting matters and associated presentation and disclosures. In 2025 we remediated deficiencies regarding the assessment of non-recurring and complex accounting matters and associated presentation and disclosure, engaging experts with the appropriate knowledge, skill and ability, to prepare accounting matters and competent supervision over the results and related disclosures of such matters within the consolidated financial statements.

In addition, we initiated the broader revenue recognition harmonization project, which laid the foundation for further integration and automation of the revenue process in 2026, helping to reduce manual steps and improve the transparency of review procedures. We also made incremental improvements in the review of manual journal entries during 2025, including enhanced oversight, more timely execution of review procedures, and increased consistency in applying established controls. While these actions demonstrate progress, they were not sufficient to remediate the related control deficiencies, and additional enhancements remain part of our ongoing remediation plans.

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

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by BDO AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm. Their report is included on page F-2. BDO AG Wirtschaftsprüfungsgesellschaft is a member of the Chamber of Public Accountants (Wirtschaftsprüferkammer), Berlin, Germany.

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

Item 16C.    Principal Accountant Fees and Services.

For information regarding the Principal Accountant Fees and Services, see note (21) Auditor’s remuneration in the notes to consolidated financial statements for the financial year 2025.

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

Governance

The Security Board, comprised of members of management, the Senior Vice President (“SVP”) Head of Global Information Security acting as the CISO and the EVP Global Head of Information Technology & Data, is the security committee which discusses, decides, and addresses risks as part of the IT environment reconstruction project. The Security Board was launched due to the cyberattack in 2023. In 2024 the Security Board’s scope was further expanded to cover all cybersecurity risks and related projects.

The Company currently employs a CISO with more than 10 years of professional experience in cyber and information security, including information risk management, who runs the ISMS, and coordinates with internal and external stakeholders regarding the Company’s information security. The CISO informs the members of the Management Board about cyber risks and current developments. Depending on the severity of a particular incident, it is the responsibility of the CISO to notify members of senior management. This includes status information about implementation of measures for prevention, detection, mitigation, and remediation of cyber security incidents. The Management Board reports on cybersecurity risks to the Supervisory Board on an annual basis or as necessary. Material matters, including material cybersecurity incidents, are communicated to the Supervisory Board by the Management Board.

PART III

Item 17.  Financial Statements.

Not applicable.

Item 18.   Financial Statements.

See pages F-1 through F-78 of this Annual Report on Form 20-F.

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

2.4†

Investment Agreement between the Company and ATIC Second International Investment Company LLC, dated October 12, 2020 (incorporated herein by reference to Exhibit 4.4 to the Company’s Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

2.5†

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

4.9*	Summary of Promissory Notes between Deutsche Bank Aktiengesellschaft, Landesbank Baden- Wurttemberg and Evotec SE.

4.10†

Finance Contract regarding Drug Discovery RDI between the EIB and Evotec AG, dated September 8, 2017 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-260143), as amended, initially filed with the SEC on October 8, 2021).

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

4.17†*	Senior Revolving Facility Agreement, dated July 30, 2024.

4.18†*	Global Security Release Agreement, dated September 3, 2025 terminating Senior Revolving Facility Agreement, dated July 30, 2024.

4.19†*	Just Evotec Biologics EU (SAS) Sale and Purchase Agreement between Evotec SE and Sandoz AG, dated November 4, 2025.

8.1*	List of Subsidiaries.

10.1*	Evotec Compensation Clawback Policy.

11.1*	Group Policy on Insider Information.

12.1*	Certification of Principal Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Principal Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm BDO.

101*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101*	Inline XBRL Calculation Linkbase Document.

101*	Inline XBRL Definition Linkbase Document.

101*	Inline XBRL Labels Linkbase Document.

101*	Inline XBRL Presentation Linkbase Document.

104*	The cover page for the Company’s Annual Report on Form 20-F for the year ending December 31, 2025, has been formatted in Inline XBRL

*Filed herewith.

†Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

(1)Incorporated by reference to the Partnership’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on August 14, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Evotec SE

		By:	/s/ Christian Wojczewski
Christian Wojczewski, CEO

/s/ Paul Hitchin
Paul Hitchin, CFO

Date:	April 8, 2026

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board

Evotec SE, Hamburg, Germany

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Evotec SE (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, cash flows, and changes in stockholders’ equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 2, 2026 expressed an adverse opinion thereon.

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

Recoverability of goodwill

As described in Note (10) to the consolidated financial statements, goodwill amounted to €272.4 million (15.8 % of the consolidated total assets or 33.4 % of the consolidated equity) as of December 31, 2025. Cash-generating units with allocated goodwill are subject to impairment testing by the Company at least once a year and additionally if there are indications of impairment. The valuation is carried out using a discounted cash flow method. If the carrying amount of a cash-generating unit is higher than its recoverable amount, an impairment loss is recognized in the amount of the difference. For the year ended December 31, 2025, no impairment of goodwill was recognized.

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

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of certain of management’s growth assumptions with respect to revenue and gross margin in the discounted cash flow model through: (i) comparing revenue and gross margin projections to prior period forecasts and historical periods as well as to current industry-specific market expectations, and (ii) evaluating whether the forecasts were consistent with evidence obtained in other areas of the audit.
●	Utilizing personnel with specialized knowledge and skill of valuation techniques to assist in (i) determining the appropriateness of the discounted cash flow model used, (ii) evaluating the reasonableness of the discount rates used, and iii) performing a sensitivity analysis on changes in discount rates and terminal value growth assumptions used in management’s valuation model.

Revenue recognition from Complex contracts with customers

The Company’s revenues amounted to € 788.3 million in 2025. As described in Notes (2) and (5) to the consolidated financial statements, a significant portion of the Evotec Group’s revenues is attributable to complex contracts with customers that contain multiple performance obligations, some of which require revenue recognition over time. Some contracts contain variable transaction prices, which are dependent on the achievement of a specific success in clinical development. In case of performance obligations recognized over time, revenue is mainly measured on the basis of progress towards complete fulfillment. The progress of completion is generally measured on an input basis. To determine the input-based progress, the Company primarily uses the ratio between the number of full-time equivalents (FTEs) deployed and the total planned FTEs per performance obligation.

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

The primary procedures we performed to address this critical audit matter included:

●	Evaluating the reasonableness of revenue recognized for a risk-oriented selection and a sample of recognized revenue, through: (i) assessing the identification of separate performance obligations, (ii) evaluating the determination and allocation of the transaction price, (iii) obtaining appropriate evidence for variable components of the transaction price that achievement of the milestones is highly probable, and (iv) evaluating the appropriateness of the over-time revenue recognition vs. point in time for complex contracts with customers.
●	Assessing the reasonableness of over-time revenue recognized by the Company through: (i) assessing the progress of the respective contracts by evaluating the planned and actual inputs for a sample of revenue contracts and comparing the underlying inputs to the actual performance during the year, and (ii) assessing management’s budgeting process by performing a multi-year assessment of the budget versus actual performance of selected projects during the period.

Valuation of unlisted equity Investments

As described in Note (16) to the consolidated financial statements, unlisted equity investments amounted to € 41.4 million at December 31, 2025. The investments in early-stage companies are mainly of a strategic nature and are made for the purpose of promoting new business models and, in particular, the development of products and/or technology platforms in pharmaceutical research. These investments are accounted for as financial assets at fair value through profit or loss unless the Company makes use of the option to measure them at fair value through other comprehensive income upon acquisition. Since there are no observable stock market prices available, the fair value is derived from external financing rounds or capital transactions with new investors, or in the absence of these, the Company uses qualitative factors such as scientific progress and assesses the liquidity situation to assist in determining the valuation. If the development is promising, the acquisition costs are assumed to be the best possible estimate of the fair value. If the investment has a possible going concern risk and there are no other promising factors, the Company assumes the carrying amount of the entity’s net asset value as the best estimate of the fair value.

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

Accounting for the disposal of Just – Evotec Biologics EU SAS

As described in Note (2) and (3) to the consolidated financial statements, Evotec SE sold 100% of the shares in its subsidiary Just – Evotec Biologics EU SAS, Toulouse, France (hereinafter: Just EU), with effect as of December 5, 2025. The transaction comprised, in addition to the share purchase agreement, several ancillary arrangements, in particular a framework service agreement and a license agreement.

We identified the transaction as a critical audit matter due to the significant judgment and estimation uncertainty associated with management’s assessment of (1) whether the share disposal and the ancillary arrangements should be accounted for as a linked transaction, (2) the allocation of the aggregate consideration between the share purchase agreement and the ancillary arrangements based on the determined enterprise value, and (3) the determination of the portion of goodwill attributable to the disposed net assets. Auditing these elements required especially challenging and subjective auditor judgment due to the complex nature of the transaction and the nature and audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Assessing the relevant contractual arrangements, specifically the share purchase agreement, the framework service agreement as well as the license agreement and evaluating whether the arrangements should be accounted for as a “linked transaction”.
●	Evaluating the appropriateness of the method utilized for the allocation of the aggregate consideration between the share purchase agreement and the ancillary arrangements.

●	Evaluating the reasonableness of certain of management’s growth assumptions with respect to revenue and gross margin in the discounted cash flow model utilized to determine the enterprise value through comparing revenue and gross margin projections to prior period forecasts and historical periods as well as to current industry-specific market expectations.
●	Utilizing personnel with specialized knowledge and skill of valuation techniques to assist in (i) determining the appropriateness of the discounted cash flow model and evaluating the reasonableness of (ii) the discount rates used as well as (iii) the approach applied to determine the portion of goodwill attributable to the disposed net assets.

We have served as the Company’s auditor since 2021.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

April 2, 2026

Report of Independent Registered Public Accounting Firm

Shareholders and Supervisory Board

Evotec SE, Hamburg, Germany

Opinion on Internal Control over Financial Reporting

We have audited Evotec SE’s (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”) In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated April 2, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15, Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As of December 31, 2025 Evotec SE did not maintain appropriately designed controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements as identified and described in management’s assessment.

The material weaknesses identified relate to (a) Ineffective design, maintenance, and monitoring of the risk assessment program at a sufficiently precise level to identify new and evolving risks, including those relating to intangible assets and income tax positions. (b) Lack of design, maintenance and operation of effective controls over IT-system access management leading to improper segregation of duties, and improper user access rights critical to certain systems of financial reporting. In addition, there was a lack of effective controls over data used in the execution of controls. Therefore, it is possible that Evotec’s business processes and controls that rely on the accuracy and completeness of data or automated application controls could be adversely affected due to the considerations listed above. (c) Ineffective design and maintenance of effective controls over revenue recognition, the review of manual journal entries, the assessment of income tax positions, and the capitalization of internally developed and acquired intangible assets.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 2, 2026 on those consolidated financial statements.

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

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

April 2, 2026

Evotec Group -

Consolidated income statement for the years ended December 31, 2025, 2024 and 2023.

	footnote
in k€ except share and per share data	reference	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Revenue	5	788,373	796,967	781,426
Cost of Revenue		(674,152)	(682,086)	(606,375)
Gross profit		114,221	114,881	175,051

Operating income (expenses)
Research and development	6	(37,509)	(50,857)	(68,529)
Selling, general and administrative expenses	6	(175,970)	(188,201)	(169,610)
Other operating income	6	65,599	52,700	64,793
Other operating expenses	6	(21,924)	(16,116)	(44,202)
Impairments of intangible assets	10	—	—	(5,011)
Reorganization costs	6	(633)	(54,930)	—
Total operating income (expenses)		(170,438)	(257,403)	(222,558)
Operating income (loss)		(56,217)	(142,522)	(47,507)

Non-operating income (expense)
Gain (loss) on investment in financial instruments revaluation	11	(677)	(38,513)	(9,143)
Share of profit (loss) and revaluation of at-equity investments	12	(1,085)	(4,312)	(20,752)
Other financial income	11	4,424	2,435	9,263
Other financial expense	11	(14,442)	(11,699)	(11,739)
Other non-operating income (expense)	11	(18,769)	636	(714)
Net Income (loss) before taxes		(86,766)	(193,977)	(80,593)
Income taxes	7	(16,751)	(2,102)	(3,320)
Net income (loss)		(103,517)	(196,078)	(83,913)

Weighted average shares outstanding		177,578,262	177,295,234	176,916,663
Net income per share (basic)		(0.58)	(1.11)	(0.47)
Net income per share (diluted)		(0.58)	(1.11)	(0.47)

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of comprehensive income (loss) for the years ended December 31, 2025, 2024 and 2023.

	footnote	Year ended	Year ended	Year ended
in k€	reference	December 31, 2025	December 31, 2024	December 31, 2023
Net income (loss)		(103,517)	(196,078)	(83,913)

Accumulated other comprehensive income

Items which are not re-classified to net income or loss at a later date
Remeasurement of defined benefit obligation	13	720	1,217	(51)
Revaluation of equity investments	11	(1,144)	(5,075)	(1,080)
Taxes	7	(235)	(316)	13

Items which have to be re-classified to net income or loss at a later date
Foreign currency translation		(39,032)	23,127	(1,760)
Revaluation and disposal of other short-term investments		1,907	2,148	10,056
Taxes		24	2,193	(419)
Other comprehensive income (loss)		(37,759)	23,294	6,759
Total comprehensive income (loss)		(141,276)	(172,785)	(77,153)

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of financial position as of December 31, 2025 and December 31, 2024

in k€	footnote reference	as of December 31, 2025	as of December 31, 2024
Assets
Current assets:
Cash and cash equivalents	11	418,517	306,387
Investments	11	57,873	90,413
Trade and other receivables	8	135,963	116,319
Contract assets	5	28,295	46,034
Inventories	8	29,317	31,122
Current tax assets	7	38,453	41,879
Other current financial assets including derivatives	11	20,217	4,290
Prepaid expenses and other current assets	8	30,480	45,519
Assets classified as held for sale		3,830	—
Total current assets		762,945	681,964

Non-current assets:
Non-current investments and other non-current financial assets	11	48,004	40,014
Investments in associates and Joint ventures	12	4,629	2,138
Property, plant and equipment	9	554,626	823,937
Intangible assets and Goodwill	10	303,936	309,295
Deferred tax assets	7	2,949	17,333
Non-current tax assets	7	36,349	34,357
Other non-current assets		507	3,464
Total non-current assets		951,000	1,230,538
Total assets		1,713,945	1,912,502

	footnote
in k€	reference	as of December 31, 2025	as of December 31, 2024
Liabilities and Stockholders’ Equity
Current liabilities:
Current financial liabilities	11, 15	104,720	50,795
Trade and other payables	8	64,763	85,792
Contract liabilities	5	104,849	106,599
Deferred income	8	3,220	3,216
Provisions	13, 14	58,543	62,219
Current income tax liabilities	7	10,578	8,517
Other current liabilities	8	21,401	27,446
Total current liabilities		368,074	344,585

Non-current liabilities:
Non-current financial liabilities	11, 15	344,008	392,743
Deferred tax liabilities	7	14,735	14,516
Provisions	13, 14	18,035	19,585
Contract liabilities	5	145,324	156,679
Deferred income	8	8,350	30,557
Other non-current liabilities		1,715	1,312
Total non-current liabilities		532,167	615,392

Stockholders’ equity:
Share capital	13, 17	177,779	177,553
Treasury shares, at cost	17	(1,548)	—
Additional paid in capital	13	1,458,466	1,454,688
Retained Earnings		(775,887)	(672,370)
Accumulated other comprehensive income		(45,106)	(7,347)
Total stockholders’ equity		813,704	952,525
Total liabilities and stockholders’ equity		1,713,945	1,912,502

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of cash flows for the years ended December 31, 2025, 2024 and 2023.

	footnote
in k€	reference	2025	2024	2023
Cash flows from operating activities
Net income (loss)		(103,517)	(196,078)	(83,913)
Income tax expense	7	16,751	2,102	3,320
Depreciation and amortization	9, 10	99,476	101,618	92,979
Impairment of tangible and intangible assets	10	797	12,195	5,011
Equity settled share based payment transaction	13	3,778	5,035	9,630
Financial income and expenses	11	10,018	9,264	2,475
Share of loss (profit) and reevaluation of at-equity investments	12	1,085	4,312	20,752
(Gain) loss on investment in financial instruments reevaluation	11	(2,141)	39,546	9,143
Other non cash items*		18,969	23,702	(114)
(Gain) loss on sale of investment of affiliated companies	6, 14	3,750	8,648	—
(Gain) loss on sale of at-equity investments	11	(12,125)	—	—
Changes in inventories	8	(9,562)	(2,687)	(1,604)
Changes in trade accounts receivable	8	(28,729)	(40,742)	73,260
Changes in trade accounts payable	8	(7,304)	(49,750)	19,024
Other changes in working capital**	8	(15,209)	24,972	(100,624)
Taxes received (paid), net of refunds***	7	14,781	76,083	(12,902)
Net cash provided by (used in) operating activities		(9,179)	18,220	36,439

Cash flows from investing activities
Interest received		4,114	5,647	10,365
Purchase of property, plant and equipment	9	(72,542)	(117,468)	(213,321)
Proceeds from sale of property, plant and equipment	9	214	2,000	530
Purchase of intangible assets and additions to capitalized development expenditures	10	(10,080)	(14,769)	(2,677)
Investments to acquire subsidiaries		—	—	2,088
Proceeds from the disposal of affiliated companies	6, 14	222,333	(11,503)	—
Investments to acquire associate companies, other non-current investments and convertibles	11, 12	(13,969)	(15,083)	(23,644)
Proceeds from the disposal of associated companies, other non-current investments and convertibles	11, 12	8,499	69,370	1,396
Purchase of current investments	11	—	(29,388)	(48,391)
Proceeds from sale of current investments	11	31,968	35,667	260,363
Dividends received	11	1,053	—	—
Proceeds from Government Grants		—	4,341	—
Net cash provided by (used in) investing activities		171,591	(71,187)	(13,291)

Cash flows from financing activities
Interest paid		(5,425)	(5,920)	(12,853)
Proceeds from loans	11	43,961	900	219,923
Transaction costs related to loans		(1,464)	(3,795)	—
Proceeds from the exercise of share options	13	225	368	219
Repayments of loans	11	(49,740)	(128,849)	(112,880)
Purchase of treasury shares	17	(1,548)	—	—
Repayments of lease liabilities	11	(23,639)	(24,124)	(22,446)
Net cash provided by (used in) financing activities		(37,630)	(161,421)	71,963

Net increase (decrease) in Cash and cash equivalents		124,782	(214,388)	95,110
Cash and cash equivalents at January 1		306,387	510,909	415,155
Effects of revaluation and of movements in exchange rates on cash held		(12,652)	9,866	644
Cash and cash equivalents at December 31****		418,517	306,387	510,909

* Includes derivative revaluations, inventory write-offs, allowances for doubtful accounts, and unrealized foreign exchange movements.

** Other components of working capital include Contract assets and liabilities, Prepaid expenses and other current assets, Provisions and Deferred income

*** incl. €17,175k (2024: €62,233k, 2023: €12,609k) of R&D tax credits received

**** incl. €16,731k (2024: €12,931k; 2023: €11,819k) of restricted cash

See accompanying notes to consolidated financial statements.

Evotec SE and Subsidiaries -

Consolidated statement of changes in stockholders’ equity for the years ended December 31, 2025, 2024, and 2023.

						Income and expense recognized in
		Share capital				other comprehensive income
				Treasury	Additional	Foreign			Total
	footnote			Shares, at	paid-in	currency	Revaluation	Retained	stockholders’
in k€ except share data	reference	Shares	Amount	cost	capital	translation	reserve	Earnings	equity
Balance at January 1, 2023		176,952,653	176,953	—	1,440,010	(16,289)	(21,113)	(392,377)	1,187,184
Exercised stock options	13	233,083	233	—	—	—	—	—	233
Stock option plan	13	—	—	—	9,630	—	—	—	9,630
Purchase of treasury shares	17	—	—	—	—	—	—	—	—
Transaction costs		—	—	—	14	—	—	—	14
Other comprehensive income		—	—	—	—	(1,760)	8,519	—	6,759
Net income (loss) for the period		—	—	—	—	—	—	(83,913)	(83,913)
Total comprehensive income (loss)		—	—	—	—	(1,760)	8,519	(83,913)	(77,153)
Balance at December 31, 2023		177,185,736	177,186	—	1,449,654	(18,049)	(12,594)	(476,290)	1,119,908

Exercised stock options	13	367,720	368	—	—	—	—	—	368
Stock option plan	13	—	—	—	5,034	—	—	—	5,034
Purchase of treasury shares	17	—	—	—	—	—	—	—	—
Transaction costs		—	—	—	—	—	—	—	—
Other comprehensive income		—	—	—	—	23,127	167	—	23,294
Net income (loss) for the period		—	—	—	—	—	—	(196,078)	(196,078)
Total comprehensive income (loss)		—	—	—	—	23,127	167	(196,078)	(172,785)
Balance at December 31, 2024		177,553,456	177,553	—	1,454,688	5,078	(12,427)	(672,370)	952,525

Exercised stock options	13	225,451	225	—	—	—	—	—	225
Stock option plan	13	—	—	—	3,778	—	—	—	3,778
Purchase of treasury shares	17	—	—	(1,548)	—	—	—	—	(1,548)
Transaction costs		—	—	—	—	—	—	—	—
Other comprehensive income		—	—	—	—	(39,032)	1,273	—	(37,759)
Net income (loss) for the period		—	—	—	—	—	—	(103,517)	(103,517)
Total comprehensive income (loss)		—	—	—	—	(39,032)	1,273	(103,517)	(141,276)
Balance at December 31, 2025		177,778,907	177,779	(1,548)	1,458,466	(33,954)	(11,154)	(775,887)	813,704

See accompanying notes to consolidated financial statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(1) Business description

Evotec SE, including its affiliates and subsidiaries (“Evotec”, the “Group” or the “Company”), is a life science company, continuously driving innovative approaches to develop new pharmaceutical products. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships with leading pharma and biotechnology companies as well as academic institutions, patient advocacy groups and venture capital partners.

Evotec SE, located in Hamburg (Essener Bogen 7, 22419 Hamburg, Germany) is registered in the Commercial Registry of Hamburg with HRB 156381.

The Company was founded on December 8, 1993, and is listed on the Frankfurt Stock Exchange (XETRA) since November 10, 1999, Segment Prime Standard, under the ticker “EVT” as well as on NASDAQ, New York, USA under the trading symbol “EVO” since November 8, 2021.

The Management Board prepared the consolidated financial statements for the financial year 2025 on March 31, 2026, and will subsequently submit them to the Supervisory Board for review and approval at a meeting on April 7, 2026. With reference to Section §264 (3) of the German Commercial Code, the subsidiary Evotec International GmbH does not prepare a management report (Section §289 of the German Commercial Code).

(2) Material accounting policies

The material accounting policies applied in the preparation of these Consolidated Financial Statements are set out below or in the respective note. These policies have been consistently applied to all the years presented, unless otherwise stated.

- Basis of preparation -

The consolidated financial statements cover the twelve-month periods ended December 31, 2025, 2024 and 2023.

In accordance with Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002 on the application of IAS, Evotec has presented its consolidated financial statements in accordance with IFRS since 2005. The term “IFRS” refers collectively to international accounting and financial reporting standards (IASs and IFRSs) and to interpretations of the interpretations committees (SIC and IFRIC) with mandatory application as of January 1, 2025. The consolidated financial statements of Evotec as of December 31, 2025 have been prepared in compliance with IFRS as issued by the IASB and with IFRS as endorsed by the EU as of December 31, 2025.

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

- Significant accounting judgments and estimates-

The preparation of the Consolidated Financial Statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, the accompanying disclosures, as well as the disclosure of contingent liabilities. These estimates inherently contain a degree of uncertainty. Actual results may differ from these estimates under different assumptions or conditions.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The Group evaluates these accounting judgments and estimates on an ongoing basis and bases the estimates on historical experience, current and expected future outcomes, third-party valuation and various other assumptions that the Group believes are reasonable under the circumstances. Existing circumstances and assumptions about future developments may change due to circumstances beyond the Group’s control and are reflected in the assumptions if and when they occur.

The Group revises significant estimates as relevant and applicable if changes occur in circumstances or if new information or historical data is available and would require Evotec to do so.

The areas where the most significant judgments and estimates are made relate to the following areas:

Judgment:

●	Revenue recognition, determination of performance obligations and allocation of consideration as well as determination of advancement for over time performance obligations;
●	Likelihood of occurrence of provisions, uncertain tax positions and contingent liabilities;
●	Impairment analyses in relation with goodwill and intangible assets are performed annually as well as the determination of whether the carrying value exceeds the recoverable amount whenever a triggering event occurs. These analyses are generally based on estimates of discounted future cash flows, which include assumptions on cash flow schedule, terminal value growth rate as well as the discount rate;
●	Determination of the fair values of Level 3 financial assets where significant inputs of the fair value measurement are not based on observable market data;
●	Determination of marketing approval from regulatory authorities as a requirement for internally developed intangible capitalization;
●	Determination of the recoverability of deferred tax assets;
●	Identification of contingent liabilities and onerous contracts;
●	Determination whether a linked transaction exists in the context of a significant transaction and allocation of the consideration to the different contracts

Estimates:

●	Assessment of the recoverable amount of goodwill and intangible assets;
●	Measurement of the recoverability of deferred tax assets;
●	Determination of budgeted FTE rates in the assessment of percentage of completion in relation with revenue recognition
●	Allocation of the consideration to the different contracts in the context of a significant transaction

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

Even though climate-related matters increase the uncertainty in estimates and assumptions, as of December 31, 2025 the Group does not believe that the impact of climate related matters would be material to the Consolidated Financial Statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

For further discussion of these significant judgments and estimates, reference is made to the respective Accounting Policies and Notes within these Consolidated Financial Statements that relate to the above topics.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Euro at the exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to Euro at the monthly average foreign exchange rate.

Foreign currency differences arising upon translation of foreign operations into Euro are recognized in Other Comprehensive Income and presented as part of currency translation reserves in Shareholders Equity.

When a foreign operation is disposed of, leading to a loss of control, significant influence or joint control, the cumulative amount in the currency translation differences related to the foreign operation is reclassified to the Consolidated Income Statement as part of the gain or loss on disposal.

- Held For Sale Presentation-

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

- Application of standards; amendments and interpretations-

The following amendment became effective as at January 1, 2025:

●	Amendments to IAS 21 - Lack of Exchangeability (January 1, 2025)

This amendment did not have a significant impact on the Group´s consolidated financial statements for the 12 months period ended December 31, 2025.

The following amendments will become effective on or after January 1, 2026, however, may be early adopted:

●	Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (January 1, 2026)
●	Amendments to IFRS 9 and IFRS 7 - Power Purchase Agreements (January 1, 2026)
●	IFRS 18 - Presentation and Disclosures in Financial Statements (January 1, 2027)

Evotec has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective in these consolidated financial statements.

IFRS 18 is expected to change the presentation of the Consolidated Income Statement and to differentiate between earnings from operating activities, investment activities and financing activities. Further, IFRS 18 will require structural changes to the Consolidated Cash Flow Statement, namely starting with operating income (loss) as the basis for calculating cash flows from operating activities using the indirect method.

IFRS 18 will also add additional disclosures but will not change any accounting policies on recognition and measurement, hence it will not change reported net results.

Apart from IFRS 18, none of the amendments listed above are expected to have a significant impact on the Group´s consolidated financial statements.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(3) SIGNIFICANT TRANSACTIONS

— COMPLETION OF THE DISPOSAL OF JUST EVOTEC BIOLOGICS EU SAS —

By share purchase agreement (SPA) signed on November 4, 2025 and with closing effective as of December 5, 2025, Evotec SE disposed of 100% of the shares in its subsidiary Just - Evotec Biologics EU SAS, Toulouse, France (subsequently: Just EU) to Sandoz AG, Basel, Switzerland. The subsidiary sold provides clinical and commercial biologics manufacturing services and was part of the reportable segment JEB until the disposal.

In accordance with IFRS 5, the assets and liabilities of the entity, that was identified as a disposal group, had been reclassified to Assets and Liabilities Held for Sale as of July 30, 2025.

The purchase price is based on an Enterprise Value of € 225,000k (cash and debt free basis) and amounts to € 152,959k. In addition, Sandoz settled Intercompany loans of Just EU, which amounted to € 84,000k as of closing date. Assets and liabilities were derecognized at their carrying amounts at the date when the control was lost. Considering effects from indemnification obligations, the sale resulted in a loss of € 3,750k, which is recorded under Other Operating Expense.

In addition to the SPA, the transaction encompasses multiple arrangements which will contribute to revenues according to IFRS 15. These include a Framework Service Agreement and a License Agreement. The Framework Service Agreement, replacing an existing contractual commitment, covers product transition services, operational support for site integration, and platform technology transfer services until 2028. The License Agreement provides additional rights beyond those provided under the license agreement signed in March 2025, which had a total consideration of USD 25m and was recognized as revenue in March 2025. Under the new agreement, an upfront technology license fee of USD 58m was paid in cash on the closing date, followed by a payment of USD 25m 60 days following closing and a further intended payment of USD 25m in December 2026. The revenue resulting from the License Agreement totaled USD 108m in December 2025. Under the License Agreement and the Framework Service Agreement, Evotec will be eligible for further potential license fees and development revenues including success-based milestones adding up to more than USD 300m over the coming years. Additionally, the License Agreement foresees potential royalties on a portfolio of up to ten biosimilars. These agreements became effective upon closing.

The net assets derecognized as of the disposal date are disaggregated as follows:

in k €	as of December 5, 2025
Current Assets:
— Cash and cash equivalents	2,575
— Inventories	7,231
— Current tax assets	5,146
— Prepaid expenses and other current assets	1,660
Total current assets	16,612

Non-current assets:
— Property, plant and equipment	258,305
— Intangible assets and Goodwill	1,840
— Non-current tax assets	1,837
— Other non-current assets	4
Total non-current assets	261,986
Total assets	278,598

Evotec Group

Notes to consolidated financial statements for the financial year 2025

in k €	as of December 5, 2025
Current Liabilities
— Current financial liabilities	(6,699)
— Trade and other payables	(9,135)
— Deferred income	(1,500)
— Provisions	(2,283)
— Current income tax liabilities	(448)
— Other current liabilities	(1,820)
Total current liabilities	(21,886)

Non-current liabilities:
— Deferred tax liabilities	(656)
— Provisions	(301)
— Deferred income	(19,294)
Total non-current liabilities	(20,251)
Total Liabilities	(42,138)

A goodwill of € 715k was included in the carrying amount that has been disposed of.

- Cash flow from the disposal-

The disposal of the interest in Just Evotec EU resulted in a positive net cashflow amounting to € 222,649k, net of cash disposed, which is presented in the “Proceeds from the disposal of subsidiaries” item within the statement of cash flows. The amount included € 84,000k of Intercompany loans settlement. Based on the final Closing statement, the Group recorded a receivable for an additional purchase price payment of € 12,161k as of December 31, 2025 which is expected to be settled in 2026.

(4) Segment information

Evotec’s business activities are divided into two reportable segments, whose structure reflect the internal organizational and reporting structure of the Group.

In 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to “Discovery & Preclinical Development” (D&PD) to better reflect Evotec’s strategic focus.

D&PD primarily includes drug discovery and preclinical development services and solutions. Starting with sourcing novel treatment ideas derived from patient data and continuing with target validation and lead optimization. In the subsequent development phase selected candidates can seamlessly transition to IND application.

Just — Evotec Biologics (JEB) is our advanced approach to discovering, optimizing, developing, and manufacturing bio-therapeutics. JEB provides services in the areas of antibody molecular optimization, product and process design, single-use disposable, perfusion-based continuous bioprocessing platforms, covering both early stage as well as commercial biomanufacturing.

Management does not allocate assets and liabilities to segments. The assessment of the individual operating segments is based on revenue and operating income (loss). Inter segment revenue are valued with a price comparable to other third-party revenue. Corporate activities are allocated based on internally defined allocation keys, primarily based on revenue.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The segment information for the financial year 2025 is as follows:

	Discovery &
	Preclinical	Just - Evotec	Intersegment	Evotec
in k€	Development	Biologics	eliminations	Group
Revenue*	528,930	259,443	—	788,373
Intersegment revenue	352	144	(496)	—
Cost of revenue	(482,470)	(192,161)	479	(674,152)
Gross profit	46,811	67,426	(17)	114,221
Operating income and (expenses)
Research and development	(37,454)	(72)	17	(37,509)
Selling, general and administrative expenses	(133,248)	(42,722)	—	(175,970)
Other operating income	61,370	4,230	—	65,599
Other operating expenses	(11,327)	(10,597)	—	(21,924)
Reorganization costs	(633)	—	—	(633)
Total operating income (expenses)	(121,294)	(49,161)	17	(170,438)
Operating income (loss)**	(74,482)	18,265	—	(56,217)

*Includes Revenue from contributions of €11,294k

**Includes €65,291k of depreciation and €9,478k of amortization related to D&PD and includes €24,707k of depreciation and €-k of amortization related to JEB

The segment information for the financial year 2024 is as follows:

	Discovery &
	Preclinical	Just - Evotec	Intersegment	Evotec
in k€	Development	Biologics	eliminations	Group
Revenue*	611,394	185,573	—	796,967
Intersegment revenue	160	1,049	(1,208)	—
Cost of revenue	(509,361)	(173,068)	344	(682,086)
Gross profit	102,192	13,553	(865)	114,881
Operating income and (expenses)
Research and development	(51,146)	(576)	865	(50,857)
Selling, general and administrative expenses	(158,915)	(29,286)	—	(188,201)
Other operating income	49,802	2,899	—	52,700
Other operating expenses	(13,924)	(2,192)	—	(16,116)
Reorganization costs	(54,179)	(751)	—	(54,930)
Total operating income (expenses)	(228,362)	(29,906)	865	(257,403)
Operating income (loss)**	(126,170)	(16,353)	—	(142,522)

*Includes Revenue from contributions of €14,450k

**Includes €70,753k of depreciation and €6,484k of amortization related to D&PD and includes €24,404k of depreciation and €-k of amortization related to JEB

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The segment information for the financial year 2023 is as follows:

	Discovery &
	Preclinical	Just - Evotec	Intersegment	Evotec
in k€	Development	Biologics	eliminations	Group
Revenue*	672,977	108,449	—	781,426
Intersegment revenue	—	—	—	—
Cost of revenue	(492,674)	(113,701)	—	(606,375)
Gross profit	180,303	(5,252)	—	175,051
Operating income and (expenses)
Research and development	(68,529)	—	—	(68,529)
Selling, general and administrative expenses	(143,167)	(26,442)	—	(169,610)
Impairment/Reversal of impairment of intangible assets	108	(5,119)	—	(5,011)
Other operating income	62,524	2,269	—	64,793
Other operating expenses	(39,361)	(4,841)	—	(44,202)
Reorganization costs	—	—	—	—
Total operating income (expenses)	(188,425)	(34,133)	—	(222,558)
Operating income (loss)**	(8,122)	(39,385)	—	(47,507)

*Includes Revenue from contributions of €9,417k

**Includes €64,349k of depreciation and €6,946k of amortization related to D&PD and includes €21,685k of depreciation and €-k of amortization related to JEB

- Geographical Breakdown-

The geographical breakdown of revenue from customers for the financial year 2025 is stated below:

	Discovery &
	Preclinical	Just - Evotec
in k€	Development	Biologics	Evotec Group
Revenue by region
USA	323,508	108,001	431,509
Germany	25,293	—	25,293
France	19,783	72	19,855
United Kingdom	61,724	—	61,724
Switzerland	10,892	150,721	161,613
Rest of the world	76,436	649	77,085
Total revenue from contracts with customers	517,636	259,443	777,079
Revenue from contributions	11,294	—	11,294
Total Revenue	528,930	259,443	788,373

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The geographical breakdown of revenue from customers for the financial year 2024 is stated below:

	Discovery &
	Preclinical	Just - Evotec
in k€	Development	Biologics	Evotec Group
Revenue by region
USA	354,124	91,735	445,859
Germany	32,904	—	32,904
France	19,910	—	19,910
United Kingdom	92,437	80	92,517
Switzerland	18,048	90,995	109,043
Rest of the world	81,662	621	82,283
Total revenue from contracts with customers	599,086	183,431	782,517
Revenue from contributions	12,308	2,142	14,450
Total Revenue	611,394	185,573	796,967

The geographical breakdown of revenue from customers for the financial year 2023 is stated below:

	Discovery &
	Preclinical	Just - Evotec
in k€	Development	Biologics	Evotec Group
Revenue by region
USA	414,192	45,232	459,424
Germany	29,297	4,837	34,134
France	32,005	—	32,005
United Kingdom	86,368	—	86,368
Switzerland	7,500	57,424	64,924
Rest of the world	95,154	—	95,154
Total revenue from contracts with customers	664,516	107,493	772,009
Revenue from contributions	8,461	956	9,417
Total Revenue	672,977	108,449	781,426

Revenue is allocated to regions according to the location of the head office of the external customer.

Non-current assets categorized by the location of the companies as of December 31, 2025 and December 31, 2024 can be analyzed as follows:

in k€	2025	2024
USA	216,421	257,861
United Kingdom	180,577	208,907
Italy	230,258	240,450
France	89,704	325,974
Germany	188,451	154,543
Total non-current assets	905,411	1,187,735

Non-current assets shown in this table comprise of fixed assets, intangible assets, goodwill, non-current tax receivables, other non-current assets as well as investments for which the equity-method is applied. Non-current investments and deferred tax assets are not included.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(5) Revenue

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

Contracts entered into at or near the same time with the same customer (or related parties of the customer) are evaluated for combination. They are accounted for as a single contract when they are negotiated as a package with a single commercial objective, when the consideration in one contract depends on the price or performance of another contract, or when the goods or services promised across the contracts represent a single performance obligation. In assessing whether contracts should be combined, the Group considers the overall commercial substance of the arrangements to ensure that revenue recognition reflects the economic reality of the transaction.

Multi-element contracts

The Group regularly enters into arrangements for the R&D and subsequent manufacture of product candidates. Such arrangements may require the Group to deliver various rights, services and/or goods, including IP rights, licenses, technology access fee, R&D services, and manufacturing services. The underlying terms of these arrangements generally provide for consideration to the Group in the form of non-refundable upfront fees, development and R&D or commercial performance milestone payments, royalty payments or profit sharing.

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

The consideration allocated to each distinct performance obligation is recognized as revenue when control of the related goods or services is transferred. For performance obligations satisfied over time, the Group usually uses an FTE input-based method to determine the percentage of completion as this method properly reflects the Group’s progress in satisfying the performance obligation. In rare instances, the Group enters into performance obligations of providing a service of standing ready to provide goods or services.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

Milestone payments

Milestone payments for R&D are contingent upon the occurrence of a future event and represent a variable consideration. The Group usually estimates at contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not).

The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Service Fees

Service fees for the assignment of personnel to R&D collaborations are recognized as revenue in the period the services were provided.

Other fees

Other fees consist substantially of technology access fees. Revenue from technology access fees is recognized over the related service period. Payments for technology access fees are generally paid in full or in parts in advance and recorded as contract liabilities until earned.

Licenses of IP

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

Revenue from a right to access license of the IP is recognized when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenue from the right to access the IP are recognized on a straight-line basis over the license term.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

The effect on profit or loss is immediate or occurs over the period in which the subsidized service is provided. A liability item must be recognized for a contribution that has already been received, but this is not a contractual obligation, but rather other liability. The reversal of the liability item is gross, i.e., as contribution revenue separately from the revenue.

-Revenue-

The following schedule entails detailed information about the Group’s revenue in the financial year 2025:

	Discovery &
	Preclinical	Just - Evotec
in k€	Development	Biologics	Evotec Group
Revenue from contracts with customers
Fee for services and FTE-based research services	468,515	144,412	612,927
Material re-charges to customers	31,892	—	31,892
Milestone fees	9,615	—	9,615
Licenses	7,314	115,031	122,345
Other fees	300	—	300
Total revenue from contracts with customers	517,636	259,443	777,079
Timing of revenue recognition
At a point in time	49,121	115,031	164,152
Over a period of time	468,515	144,412	612,927
Total revenue from contracts with customers	517,636	259,443	777,079
Revenue from contributions	11,294	—	11,294
Total Revenue	528,930	259,443	788,373

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The following schedule entails detailed information about the Group’s revenue in the financial year 2024:

	Discovery &
	Preclinical	Just - Evotec
in k€	Development	Biologics	Evotec Group
Revenue from contracts with customers
Fee for services and FTE-based research services	553,963	183,431	737,394
Material re-charges to customers	38,578	—	38,578
Milestone fees	2,871	—	2,871
Licenses	3,130	—	3,130
Other fees	544	—	544
Total revenue from contracts with customers	599,086	183,431	782,517
Timing of revenue recognition
At a point in time	83,157	44,123	127,280
Over a period of time	515,929	139,308	655,237
Total revenue from contracts with customers	599,086	183,431	782,517
Revenue from contributions	12,308	2,142	14,450
Total Revenue	611,394	185,573	796,967

The following schedule entails detailed information about the Group’s revenue in the financial year 2023:

	Discovery &
	Preclinical	Just - Evotec
in k€	Development	Biologics	Evotec Group
Revenue from contracts with customers
Fee for services and FTE-based research services	619,437	107,492	726,929
Material re-charges to customers	37,561	—	37,561
Milestone fees	4,785	—	4,785
Licenses	674	1	675
Other fees	2,059	—	2,059
Total revenue from contracts with customers	664,516	107,493	772,009
Timing of revenue recognition
At a point in time	42,345	46,242	88,587
Over a period of time	622,171	61,251	683,421
Total revenue from contracts with customers	664,516	107,493	772,009
Revenue from contributions	8,461	956	9,417
Total Revenue	672,977	108,449	781,426

The transaction prices allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) are as follows:

in k€	December 31, 2025	December 31, 2024*	December 31, 2023
In the course of the following year	258,618	460,835	571,825
After one year	190,240	885,577	335,427

*Change from prior year disclosed amount

The decrease in the remaining performance obligation in 2025 compared to previous years is mainly due to the contract modification of an existing contractual commitment with a new contractual arrangement, The compensation stipulated herein includes a high proportion of success-based milestones and royalties, which are not considered in the calculation of the remaining performance obligation.

During the year 2025 no material revenue was recognized from performance obligations that were already completely fulfilled in prior reporting periods.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

In 2025 and 2024, two customers contributed more than 10% of consolidated revenue totaling € 292,314k (2024: € 256,691k), of which € 153,262k (2024: € 90,995k) related to the JEB segment and € 139,052k (2024: € 165,696k) to the D&PD segment.

In 2023, one customer contributed more than 10% of consolidated revenue totaling € 195,386k, related to the D&PD segment.

-Contract Assets-

In the course of the reporting year, contract assets changed as follows:

in k€	2025	2024
Balance as of January 1	46,034	25,000
Additions	263,025	201,016
Reclassifications to trade receivables due to invoicing	(275,559)	(181,469)
Translation differences and other	(5,205)	1,487
Balance as of December 31	28,295	46,034

As of December 31, 2025 and 2024, no risk provision was recorded given the creditworthiness of the customers with outstanding balances. The decrease in the contract asset balance from December 31, 2024 to December 31, 2025 occurred in the normal course of business.

-Contract Liabilities-

As of December 31, 2025 and 2024, current and non-current contract liabilities mainly originated from the upfront payments relating to the contracts with the Group’s largest customer in the amount of € 214,985k (December 31, 2024: € 215,108k) of which € 73,099k (December 31, 2024: € 57,862k) are classified as current contract liabilities.

	Current		Non-current
in k€	2025	2024	2025	2024
Balance as of January 1	106,599	97,587	156,679	155,287
Additions	141,168	220,121	69,649	94,574
Reduction due to recognition of revenue	(222,724)	(303,748)	—	—
Divestment of affiliated companies	—	(1,069)	—	—
Reclassification from non-current to current	81,004	93,181	(81,004)	(93,182)
Translation differences and other	(1,198)	526	—	—
Balance as of December 31	104,849	106,599	145,324	156,679

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(6) Other operating income (loss)

-Accounting Principles-

Operating income (loss) excludes in general items that are not directly related to the Group’s operating activities, except arbitration cost which are also included in the operating income. Activities in relation with the Group´s operating activities primarily relate to gains or losses on the disposal of material property, plant and equipment, gains or losses on the sale of Group companies, associates and joint ventures, indemnification provisions as well as disputes with minority shareholders.

Research and development

Research activities expenses undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss when incurred. Refer to Note 10 for further details regarding the capitalization policy of IP R&D and other related expenses.

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

In certain cases, the Group recharges indirect costs to third parties. The income from those recharges is recognized in other operating income when it is a direct reimbursement of costs. There is no underlying direct exchange of services for this income and therefore a recognition as revenue is not suitable. The relating expenses are recognized in other operating expenses as well as in R&D expenses.

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

Government Grants

Government grants are recognized when all the conditions associated to those grants have been substantially complied with. When the grant relates to an expense item, it is recognized as a reduction of the related expense. When the grant relates to an asset, it is recognized as income evenly over the expected useful life of the related asset.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

- Cost of material-

Cost of materials in 2025 amounted to € 114,977k. Thereof € 95,389k were cost of materials outside of Germany in the UK, Italy, France, Austria and the US (2024: € 122,044k and € 97,254k, 2023: € 118,918k and € 88,192k respectively.)

- Research and development-

In 2025, research expenses for R&D projects were recognized in the amount of € 37,509k (December 31, 2024: € 50,857k, December 31, 2023: € 67,210k). The decrease in R&D expenses compared to 2024 is mainly due to the strategic prioritization of key projects and the financial stewardship in a challenging macroeconomic environment. R&D costs include amortization of intangible assets and depreciation of property, plant, and equipment of € 1,740k (December 31, 2024: € 924k, December, 31 2023: € 464k).

-Selling, general and administrative expenses-

Included in selling, general and administrative expenses are expenses for sales and marketing in the amount of € 17,376k (2024: € 17,478k, 2023: € 16,869k). Other administrative expenses amount to € 158,595k (2024: € 170,723k, 2023: € 152,741k). The decrease of other administrative expenses is related to lower consultancy, insurance and audit costs. Included in selling, general and administrative expenses are amortization of intangible assets and depreciation of property, plant and equipment of € 47,244k (2024: € 48,096k, 2023: € 43,522k).

-Other operating income-

In 2025, other operating income includes tax refunds for R&D activities (2025: € 41,614k, 2024: € 46,863k, 2023: € 43,996k), mainly in France (2025: € 21,877k, 2024: € 24,669k, 2023: € 24,812k) and the UK (2025: € 9,544k, 2024: € 10,656k, 2023: € 11,010k). In 2025, other operating income included insurance reimbursements related to the 2023 cyber-attack in the amount of € 7,500k. Further, on December 30, 2025, the Group sold one of its associate investments, Dark Blue Therapeutics Ltd, resulting in a gain on sale and corresponding other operating income of € 12,125k.

-Other operating expense-

In 2025, other operating expense amounted to € 21,924k (December 31, 2024: € 16,116k, December 31, 2023: € 44,202k). This increase was driven by expenses related to the disposal of Just-EU Biologics SAS (2025: € 10,211k) and one-off arbitration costs including a lease contract of a building (2025: € 4,985k). In 2025, other operating expense included external expenses related to the cyber attack in the amount of € 1,680k (2024; € 8,674k, 2023: € 15,869k).

-Reorganization costs-

Reorganization costs amounted to € 633k (2024: € 54,930k, 2023: € 0k). In 2024, reorganization costs included employee termination benefits, such as severance payments and accelerated share-based compensation expenses, real estate footprint optimization such as costs related to the premature termination of lease contracts and other direct costs such as consultancy fees. Further reorganization costs included an impairment loss in accordance with IFRS 5 related to the disposal of the former subsidiary Evotec DS.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Personnel expenses-

The personnel expenses of the Group for 2025, 2024 and 2023 are detailed in the following schedule:

k€	2025	2024	2023
Personnel expenses (total)	456,536	458,738	377,587
Thereof:
Personnel expenses outside of Germany	338,850	340,362	256,259
Statutory retirement insurance	23,972	25,146	17,041
Statutory retirement insurance outside of Germany	20,446	21,094	9,788
Social security expenses	64,917	62,136	58,276

(7) Income and deferred tax

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

In cases where amounts recognized in the tax returns are likely not to be realized (uncertain tax positions), a tax liability is recorded. The amount is determined from the best possible estimate of expected tax payments (most likely amount of tax uncertainty). Tax claims from uncertain tax positions are only recognized if their realization is probable. Only in the case of an existing tax loss carryforward or an unused tax credit there is no tax liability or tax claim recognized for these uncertain tax positions; instead, the deferred tax asset for the unused tax loss carryforwards and tax credits is adjusted accordingly. This assessment relies on estimates and assumptions and may involve a series of judgments about future events.

New information may become available that causes the Group to change its judgment regarding adequacy of existing tax assets and liabilities. Such changes to tax assets and liabilities will impact the income tax expense in the period during which such a determination is made.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

In 2025, deferred tax assets amounting to € 2,949k (December 31, 2024: € 16,632k) were recognized across multiple subsidiaries that incurred losses during the current or prior financial year. Based on positive future earnings projections, it is considered probable that sufficient taxable income will be available in the future to utilize the recognized deferred tax assets.

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

During the transitional period from 2024 to 2026, the top-up tax can, upon request, be deemed zero for a jurisdiction where the requirements of the country by country reporting safe harbor rules are met. The Group will exercise this option, which based on the 2025 fiscal year, will lead to the Company being exempt from minimum taxation in most of the jurisdictions in which it operates.

The application of the global minimum tax rules, as implemented into domestic legislation of the jurisdictions in which the Group operates, results in no minimum tax being recognized in 2025.

The Group has applied the exception to recognizing and disclosing information about deferred taxes relating to Pillar II income taxes, as provided by the amendment to IAS 12 issued in May 2023 and endorsed in the EU in November 2023.

-Income tax expenses-

Income tax benefit and expense for the years 2025, 2024 and 2023 comprise the following.

	2025	2024	2023
	in k€	in k€	in k€
Current taxes
- Tax expense for the year	(4,843)	(7,761)	(5,251)
- Income (expense) relating to other periods	2,785	328	(2,666)
Total current income taxes	(2,058)	(7,433)	(7,917)
Deferred taxes
- Tax loss carry forwards	(33,136)	34,786	1,606
- Temporary differences	18,443	(29,455)	2,991
Total deferred income taxes	(14,693)	5,331	4,597
Tax income (expense) recognized in the income statement	(16,751)	(2,102)	(3,320)

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Reconciliation of effective tax rate-

The difference between the actual income tax expense and the result of the net income (loss) and the applicable Group tax rate in the reporting year and the previous year is made up as follows:

	2025	2024	2023
	in k€	in k€	in k€
Income (loss) before taxes	(86,766)	(193,977)	(80,593)
Expected German income tax rate	32.28%	32.28%	32.28%
Expected income tax benefit (expense)	28,008	62,616	26,015
Non-deductible expenses	(8,202)	(33,773)	(8,274)
R&D tax credits	8,297	8,667	8,558
Tax free income	2,322	13,106	7,968
Permanent differences from GILTI	(649)	(778)	(156)
Tax effects from investments accounted for using the equity method	2,494	(683)	(8,373)
Deviation tax rates to expected tax rate	6,137	(992)	(1,343)
Change in tax rates	(2,254)	—	(251)
Change in recognition of deferred tax assets	(52,791)	(49,359)	(25,568)
Taxes related to prior years
Current Taxes	2,784	328	(2,666)
Deferred Taxes	(2,455)	(1,736)	556
Other	(442)	502	213
Effective income tax income (expense)	(16,751)	(2,102)	(3,320)
Effective income tax rate	(19.31)%	(1.08)%	(4.12)%

The Group tax rate includes corporate income tax plus solidarity surcharge of 15.825% and trade tax of 16.450%.

The change in recognition of deferred tax assets primarily relates to tax losses in Germany for which no deferred tax asset was recognized. The non-deductible expenses in 2025 mainly result from the loss on the sale of the shares in investments, write down of convertible loans, dividends received and withholding taxes. The current tax expense was reduced in the amount of € 8,337k (December 31, 2024: € —k, December 31, 2023: € 1,329k) due to the utilization of previously unrecognized tax losses. The deviation in the tax rates to the expected tax rate is mainly due to US group entities. The change in tax rates is fully attributable to the gradual reduction of the corporate income tax rate in Germany. The corporate income tax rate will be reduced by one percent each year in five stages from 2028 through 2032, i.e. from 15% to 10%.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Deferred Taxes-

Deferred income tax assets and liabilities calculated with the anticipated tax rates of each entity as of December 31, 2025 and 2024 relate to the following:

	January 1, 2025				December 31, 2025
			Recognized in
		Recognized	other	Foreign		Deferred	Deferred
		in	comprehensive	currency		tax	tax
	Net balance	profit or loss	income	translation	Net	assets	liabilities
	in k€	in k€	in k€	in k€	in k€	in k€	in k€
Property, plant and equipment	(29,391)	890	—	—	(28,501)	1,990	(30,491)
Intangible assets	2,610	(2,427)	—	—	183	321	(138)
Rights of use assets	(24,114)	(5,770)	—	—	(29,884)	—	(29,884)
Financial assets	(35,620)	26,507	24	—	(9,089)	5,821	(14,909)
Provisions and deferred income	(322)	509	(235)	—	(48)	3,035	(3,083)
Lease obligations	23,849	6,391	—	—	30,240	30,240	—
Other liabilities	17,007	(7,656)	—	301	9,652	10,689	(1,037)
Tax credits	142	(1)	—	—	141	141	—
Loss carryforward	48,656	(33,135)	—	—	15,521	15,521	—
Total	2,817	(14,693)	(211)	301	(11,786)	67,758	(79,543)
Offsetting of tax	—	—	—	—	—	(64,809)	64,809
Net	2,817	(14,693)	(211)	301	(11,786)	2,949	(14,735)

	January 1, 2024				December 31, 2024
			Recognized in
		Recognized	other	Foreign		Deferred	Deferred
		in	comprehensive	currency		tax	tax
	Net balance	profit or loss	income	translation	Net	assets	liabilities
	in k€	in k€	in k€	in k€	in k€	in k€	in k€
Property, plant and equipment	(11,533)	(18,057)	—	199	(29,391)	2,252	(31,643)
Intangible assets	(13,300)	15,910	—	—	2,610	3,563	(953)
Rights of use assets	(29,609)	5,495	—	—	(24,114)	—	(24,114)
Financial assets	(2,830)	(33,209)	419	—	(35,620)	978	(36,598)
Provisions and deferred income	8,121	(8,127)	(316)	—	(322)	4,856	(5,178)
Lease obligations	24,701	(852)	—	—	23,849	23,849	—
Other liabilities	6,312	9,704	1,774	(783)	17,007	17,201	(194)
Tax credits	461	(319)	—	—	142	142	—
Loss carryforward	13,870	34,786	—	—	48,656	48,656	—
Total	(3,807)	5,331	1,877	(584)	2,817	101,497	(98,680)
Offsetting of tax	—	—	—	—	—	(84,164)	84,164
Net	(3,807)	5,331	1,877	(584)	2,817	17,333	(14,516)

-Unrecognized deferred tax liabilities-

Concerning undistributed foreign subsidiaries earnings, temporary differences in the amount of € 13,787k were not recognized according to IAS 12.39 (December 31, 2024: € 16,023k) as the Group controls the timing of such reversal and it is not planned to distribute the foreign subsidiaries earnings.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Unrecognized deferred tax assets-

The Group’s deferred tax assets are recorded to the extent it is probable that such tax benefits would be realized in future years. As of December 31, 2025, deferred tax assets on tax loss carryforwards were not fully recognized for two German entities as well as one Italian entity and one UK entity and not recognized for the entities located in the United States, France, Austria and India. In the following schedule, tax loss carryforwards, interest carryforwards and tax credits for which no deferred tax assets were recorded are shown. Tax loss carryforwards on different types of income taxes were aggregated into one total amount.

	2025	2024	2023
	in k€	in k€	in k€
Tax loss carryforwards (not expiring)	1,215,300	865,323	572,204
Time-limited tax losses
- expiring until 2030 (2024: 2029)	198	31,648	24,768
- expiring 2031 to 2035 (2024: 2030 - 2034)	17,248	32,019	32,179
- expiring after 2035 (2024: 2034)	25,978	27,303	38,243
Tax credits	1,192	1,337	1,181
Total	1,259,916	957,630	668,575

The table above does not include U.S. tax losses which are subject to s382 restrictions.

In addition to unrecognized deferred tax assets from tax loss carryforwards, a net asset position for temporary differences amounting to € 10,135k (December 31, 2024: € 10,329k, December 31, 2023: € 14,323k) was not recognized as of December 31, 2025, as there was no sufficient taxable income foreseen.

-Non-current and current tax assets-

Non-current tax assets as of December 31, 2025 mainly relate to tax refunds from tax development programs in the context of qualifying R&D expenses in France (crédit d’impôt recherche), Italy and Germany (December 31, 2024: mainly related to France and Italy).

Current tax assets as of December 31, 2025 mainly comprise of tax refunds in relation with qualifying R&D projects in in the UK, Italy and Germany (December 31, 2024: mainly related to UK, Italy and Germany).

(8) Current assets and liabilities

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

-Trade accounts receivables-

Trade accounts receivables that were not individually impaired were classified as recoverable on the basis of credit management processes and individual assessments of customer risks. The valuation allowances include appropriate risk provisions. The Group has assessed the default risk of all trade accounts receivables. The opening balance of trade accounts receivable was €116,319k as of January 1, 2025 (January 1, 2024: € 98,396k) and the closing balance was € 135,963k as of December 31, 2025 (December 31, 2024: € 116,319k).

The maturities of trade receivables as at December 31, 2025 and December 31, 2024 taking into account risk provisions, are as follows:

	Dec 31	Dec 31
	2025	2024
	in k€	in k€
Not past due	116,100	87,986
Risk provision not past due	(589)	(161)
Weighted average loss rate	0.51%	0.18%
Past due 1-30 days	12,780	13,098
Risk provision 1-30 days	(199)	(43)
Weighted average loss rate	1.56%	0.33%
Past due 31-120 days	5,612	9,473
Risk provision 31-120 days	(336)	(32)
Weighted average loss rate	6.00%	0.34%
More than 120 days	15,557	16,903
Risk provision more than 120 days	(12,961)	(10,905)
Weighted average loss rate	83.31%	64.51%
Total trade accounts receivable	135,963	116,319

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The related loss allowances on trade accounts receivable have changed as follows:

	Credit-impaired	Lifetime expected
	Trade accounts receivable	credit losses
	(individually assessed)	(collectively assessed)
	k€	k€	k€
Balance as of January 1, 2024	6,121	331	6,452
Change in provision for ECL	—	194	194
Additions/Reductions	7,969	—	7,969
Recoveries collected	(3,474)	—	(3,474)
Deduction from allowance	—	—	—
Currency translation adjustments and other	—	—	—
Balance as of December 31, 2024	10,616	526	11,141

Balance as of January 1, 2025	10,616	526	11,141
Change in provision for ECL	—	242	242
Additions/Reductions	4,672	—	4,672
Recoveries collected	(271)	—	(271)
Deduction from allowance	(1,843)	—	(1,843)
Currency translation adjustments and other	145	—	145
Balance as of December 31, 2025	13,319	768	14,086

The Group does not have an allowance against any other financial asset.

-Inventories-

Inventories consist of the following:

	Dec 31	Dec 31
	2025	2024
	in k€	in k€
Raw materials	26,984	29,455
Work-in-progress	2,333	1,667
Total inventories	29,317	31,122

Raw materials mainly consist of consumables, cell culture media and disposables.

Allowances on inventories exist at the balance sheet date in the amount of € 1,329k (December 31, 2024: € 2,043k).

In 2025, € 40,867k (2024: € 45,069k, 2023: € 54,987k) of inventories were expensed.

-Prepaid expenses and other current assets-

Prepaid expenses as of December 31, 2025 mainly relate to prepayments for subscriptions to IT licenses. Other current assets mainly comprise VAT-related receivables of € 10,801k (December 31, 2024: € 14,149k).

in k€	December 31, 2025	December 31, 2024
Prepaid expenses	18,970	22,240
Other current assets	11,510	23,279
Total prepaid expenses and other current assets	30,480	45,519

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Trade payables-

As of December 31, 2025 the Group’s trade payables amounted to € 64,763k (December 31, 2024: € 85,792k) and consist of payables in relation within the normal course of business.

-Other current liabilities-

As of December 31, 2025 other current liabilities included wage taxes in the amount of € 5,692k (December 31, 2024: € 5,457k) and social security liabilities with an amount of € 5,645k (December 31, 2024: € 8,003k).

-Deferred Income-

As of December 31, 2025, current and non-current deferred income amounted to € 11,570k (December 31, 2024: € 33,773k) and included customer reimbursements for equipment in Just - Evotec Biologics, Inc.of € 6,756k (December 31, 2024: € 8,567k). The decrease is mainly driven by the sale of Just EU and the derecognition of the related forgivable loan (December 31, 2024: € 21,125k).

(9) Property, plant and equipment

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

The straight-line depreciation is based on the following useful lives of the asset:

Buildings and leasehold improvements	15 to 41 years
Technical equipment and machinery	3 to 15 years
Office furniture and equipment	3 to 10 years

The costs included in property, plant and equipment related to assets under construction are not depreciated until the assets are placed into service by the Group. Upon sale or retirement, the costs and the related accumulated depreciation are removed from the respective accounts and any gain or loss is included in other operating income and expenses.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement. The Group defines short-term leases as leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture considered to be of low value (i.e., less than € 5,000).

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

-Property Plant and Equipment-

The development of property, plant and equipment as well as the development of the right-of-use assets in 2025 and 2024 are shown in the following tables:

	Buildings and leasehold		Plant, machinery		Furniture		Assets under
	improvements		and equipment		and fixtures		construction	Total
in k€	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	323,066	222,624	408,025	4,304	89,484	1,833	252,254	1,072,830	228,761
Accumulated depreciation and impairment	82,011	87,464	237,591	3,098	66,790	700	—	386,392	91,262
January 1, 2025	241,056	135,160	170,434	1,206	22,694	1,133	252,254	686,438	137,499
Recognition of right-of-use asset	—	38,642	—	11,649	—	444	—	—	50,735
Capital expenditure/Additions	7,044	—	15,690	—	4,173	—	37,129	64,036	—
Disposals	67	19	720	—	26	9	(74)	739	28
Divestment of affiliated companies	2,822	—	14,764	—	3,137	—	237,583	258,305	—
Depreciation	18,741	17,803	39,924	1,368	11,652	511	—	70,317	19,681
Impairment	—	797	—	—	—	—	—	—	797
Reclassification	4,797	—	14,343	(121)	4,075	—	(23,094)	121	(121)
Translation differences and other	(12,611)	(12,777)	(5,092)	27	(606)	(3)	(3,151)	(21,460)	(12,754)
Total	218,656	142,406	139,967	11,393	15,521	1,054	25,630	399,774	154,852
Cost	313,881	236,547	391,263	15,314	89,479	2,055	25,630	820,252	253,917
Accumulated depreciation and impairment	95,225	94,142	251,296	3,922	73,958	1,001	—	420,478	99,065
December 31, 2025	218,656	142,406	139,967	11,393	15,521	1,054	25,630	399,774	154,852

	Buildings and leasehold		Plant, machinery and		Furniture		Assets under
	improvements		equipment		and fixtures		construction	Total
in k€	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Right-of-Use	Owned	Owned	Right-of-Use
Cost	274,335	249,853	339,277	4,251	61,763	1,749	225,645	901,020	255,853
Accumulated depreciation and impairment	59,365	75,390	170,713	2,686	41,397	760	—	271,474	78,836
January 1, 2024	214,971	174,463	168,565	1,565	20,365	989	225,645	629,546	177,017
Recognition of right-of-use asset	—	5,518	—	1,096	—	626	—	—	7,241
Capital expenditure/Additions	30,615	—	18,549	—	5,579	—	71,242	125,985	—
Disposals	883	21,967	190	—	80	36	623	1,777	22,003
Depreciation	20,032	20,379	41,017	709	12,555	443	—	73,604	21,530
Impairment	1,199	7,897	676	66	43	7	2,308	4,226	7,969
Reclassification	11,402	25	22,038	(688)	9,109	—	(44,152)	(1,603)	(663)
Translation differences and other	6,182	5,396	3,164	8	319	4	2,451	12,116	5,407
Total	241,056	135,160	170,434	1,206	22,694	1,133	252,254	686,438	137,499
Cost	323,066	222,624	408,025	4,304	89,484	1,833	252,254	1,072,830	228,761
Accumulated depreciation and impairment	82,011	87,464	237,591	3,098	66,790	700	—	386,392	91,262
December 31, 2024	241,056	135,160	170,434	1,206	22,694	1,133	252,254	686,438	137,499

The net decrease in the net book value of owned property, plant, and equipment of € 286,664k (December 31, 2024: increase of € 56,892k) is predominantly attributed to the disposal of our J.POD facility in Toulouse, France, as part of the completed transaction to dispose of Just EU (refer to Note (3) “Significant Transactions” for further details). With relation to the construction of the J.POD facility, the Group capitalized € 1,637k (2024: €2,624k) of borrowing costs using a capitalization rate of 1.42% (2024: 1.42%).

The increase in the net book value of right-of-use assets (€ 17,353k) is mainly attributable to a lease contract for a laboratory building at our headquarter in Hamburg.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

As of December 31, 2025, a leased building with a carrying amount of € 37,586k was partially not used, but the Group plans to operate it and evaluates various options for its further utilization.

(10) Intangible assets and Goodwill

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

Amortization of other intangible assets is recognized in the income statement within the relevant classification of expense by function.

Impairment losses are recognized separately in the Group´s income statement. The useful lives are as follows:

Trademarks	2 to 10 years
Internally developed technologies	3 to 10 years
Acquired technologies	3 to 5 years
Patents & licenses	5 to 15 years
Customer Lists	5 to 8 years

Internally generated Development expenditures (IP R&D)

Internally generated development expenses are recognized as an intangible asset if and only if all the following criteria can be demonstrated:

●	technical feasibility of completing the project
●	the Group´s intention to complete the project
●	the Group´s ability to use the project
●	the probability that the project will generate future economic benefits

Evotec Group

Notes to consolidated financial statements for the financial year 2025

●	the availability of adequate technical, financial and other resources to complete the project
●	the ability to measure the development expenditure reliably

Due to the risks and uncertainties relating to regulatory approval and to the R&D process for pharmaceutical products, the six criteria for capitalization are usually considered not to have been met until the product has obtained marketing approval from the regulatory authorities. Consequently, internally generated development expenses arising before marketing approval has been obtained, mainly the cost of clinical trials, are generally expensed as incurred within R&D expenses.

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

Separately acquired Research and Development (IP R&D)

Payments for separately acquired R&D are capitalized within other intangible assets provided that they meet the definition of an intangible asset:

●	expected to provide future economic benefits for the Evotec,
●	a resource that is controlled by Evotec and,
●	identifiable (i.e., it is either separable or arises from contractual or legal rights).

The Group believes that the first condition for capitalization (the probability that the expected future economic benefits from the asset will flow to the entity) is considered to be satisfied for separately acquired R&D. Consequently, upfront and milestone payments to third parties related to pharmaceutical products for which marketing approval has not yet been obtained are recognized as intangible assets, and amortized on a straight-line basis over their useful lives beginning when marketing approval is obtained.

Payments under R&D arrangements relating to access to technology or to databases, and payments made to purchase generics dossiers, are also capitalized, and amortized over the useful life of the intangible asset. Subcontracting arrangements, payments for R&D services, and continuous payments under R&D collaborations which are unrelated to the outcome of that collaboration, are expensed over the service term.

Other intangible assets not acquired in a business combination

Licenses other than those related to pharmaceutical products and research projects, in particular software licenses, are capitalized at acquisition cost, including any directly attributable cost of preparing the software for its intended use. Software licenses are amortized on a straight-line basis over their useful lives.

Internally generated costs incurred to develop or upgrade technologies are capitalized if IAS 38 recognition criteria are satisfied, and amortized on a straight-line basis over the useful life of the software from the date on which the technology is ready for use.

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

-Goodwill-

Balances and movement of Goodwill in 2025 and 2024 are shown below:

	2025
					Translation
in k€	At January 1	Acquisition	Disposals	Impairment	and other	At December 31
D&PD	249,230	—	—	—	(5,882)	243,348
JEB	33,624	—	(715)	—	(3,892)	29,017
Total	282,854	—	(715)	—	(9,774)	272,365

	2024
					Translation
in k€	At January 1	Acquisition	Disposals	Impairment	and other	At December 31
D&PD	244,022	—	—	—	5,208	249,230
JEB	31,613	—	—	—	2,011	33,624
Total	275,635	—	—	—	7,220	282,854

In 2025, the Management Board made the decision to rename the segment previously known as “Shared R&D” to “Discovery & Preclinical Development” (D&PD) to better reflect Evotec’s strategic focus (see also note 4).

The disposal of Goodwill within the JEB segment relates to the disposal of Just EU (see also note (3)).

The Group has tested the (groups of) cash-generating units for impairment on the annual designated test date in the fourth quarter 2025 based on the net book values as of September 30, 2025. Cash-generating units are consistent with our reportable segments (see also note 4). The impairment tests are performed by determining the recoverable amount based on discounted cash flows.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The impairment tests for both (groups of) cash-generating units are based on the fair-value less costs to sell methodology in line with 2024. The assessment reflects a Level 3 approach according to the fair value hierarchy as defined in note 16.

The estimated future cash flows for both (groups of) cash-generating units are based on the 2026 budget, followed by a 9-year strategic plan, including a 5 year simplified transition period and then extrapolated using a sustainable growth rate. In 2024, the estimated future cash flows for JEB were based on the 2025 budget, followed by a 20-year strategic plan and then extrapolated using a sustainable growth rate. The adjustment of the planning horizon is the result of a) the adjusted strategy for the JEB business, including a more “asset-light” approach no longer including the expansion of physical capacity via Evotec-owned J.PODs and b) more planning certainty resulting from the sale of the Toulouse facility to Sandoz due to clearly defined contractual terms and associated expected cash flows.

The resulting 10-year planning horizon consistently for both (groups of) cash generating units is required to capture the long-term nature of Evotec’s business model and the fast-growing ramp-up nature of JEB. Due to the uncertainty inherent to the business and ongoing transformation efforts, the impairment tests for both (groups of) CGUs were performed by applying a scenario analysis with several different possible outcomes. No impairment was identified in either of these scenarios.

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

The following tables show the relevant pre-tax discount rate as well as the growth rates used to determine the terminal value in the respective discounted cash flow models in 2025 and 2024.

	2025
	D&PD	JEB
Denominated in	EUR / GBP	USD
Pre-tax discount rate	10.11%	12.62%
Sustainable growth rate	2%	2%

	2024
	D&PD	JEB
Denominated in	EUR / GBP	USD
Pre-tax discount rate	12.26%	13.53%
Sustainable growth rate	2%	2%

Evotec Group

Notes to consolidated financial statements for the financial year 2025

In addition to the scenario - based approach, a sensitivity analysis was performed for both (groups of) cash-generating units with regard to reasonable changes in the key assumptions used for 2025. The analysis was based on a 10% decrease in future cash flows, a one percentage point increase in the discount rate or a decrease by one percentage point in the terminal sustainable growth rate. Management concluded that in the event of these changes in key assumptions, no impairment would be recorded for any of the cash- generating units. The Group monitors climate-related risks, including physical risks and transition risks, when measuring the recoverable amount. The Group has concluded that no climate-related assumption is a key assumption for the 2025 impairment test of goodwill.

In 2025 and 2024, the Company did not recognize any impairment losses as a result of the annual impairment tests.

-Intangible Assets-

The development of intangible assets in 2025 and 2024 is shown in the following tables.

	2025
	Patents and	Developed Technologies		Customer
in k€	Licenses	Internally generated	Acquired	relationships	Trademarks	Total
Acquisition and manufacturing cost
Amount beginning of the year	11,397	21,819	103,083	70,615	6,539	213,452
Foreign currency translation	(29)	(1,085)	(3,789)	(2,616)	—	(7,520)
Additions	2,317	7,920	6,716	—	—	16,953
Disposals	(5,123)	(5)	(96,342)	(23,211)	—	(124,681)
Divestment of affiliated companies	—	(1,125)	—	—	—	(1,125)
Reclassification	476	(476)	—	—	—	—
Amount end of the year	9,038	27,046	9,670	44,788	6,539	97,080
Depreciation, amortization and impairments
Amount beginning of the year	10,464	1,988	101,436	67,168	5,957	187,013
Foreign currency translation	—	—	(3,669)	(2,635)	—	(6,305)
Additions	765	2,869	2,155	3,466	222	9,477
Impairment	—	—	—	—	—	—
Disposals	(5,123)	—	(96,342)	(23,211)	—	(124,676)
Divestment of affiliated companies	—	—	—	—	—	—
Reclassification	473	(473)	—	—	—	—
Amount end of the year	6,579	4,385	3,579	44,788	6,179	65,509
Net book value
Amount beginning of the year	934	19,831	1,647	3,447	582	26,440
Amount end of the year	2,459	22,661	6,090	—	360	31,571

Evotec Group

Notes to consolidated financial statements for the financial year 2025

	2024
	Patents and	Developed Technologies		Customer
in k€	Licenses	Internally generated	Acquired	relationships	Trademarks	Total
Acquisition and manufacturing cost
Amount beginning of the year	11,166	6,562	98,772	68,762	6,539	191,800
Foreign currency translation	(1)	488	2,279	1,853	—	4,619
Additions	—	14,769	—	—	—	14,769
Disposals	(2)	—	—	—	—	(2)
Reclassification	234	—	2,032	—	—	2,266
Amount end of the year	11,397	21,819	103,083	70,615	6,539	213,452
Depreciation, amortization and impairments
Amount beginning of the year	10,304	1,988	98,502	59,819	5,735	176,348
Foreign currency translation	1	—	2,416	1,767	—	4,184
Additions	161	—	518	5,582	222	6,484
Impairment	—	—	—	—	—	—
Disposals	(2)	—	—	—	—	(2)
Reclassification	—	—	—	—	—	—
Amount end of the year	10,464	1,988	101,436	67,168	5,957	187,013
Net book value
Amount beginning of the year	861	4,574	270	8,943	804	15,453
Amount end of the year	934	19,831	1,647	3,447	582	26,440

Intangible assets excluding goodwill increased by € 5,131k from € 26,440k at December 31, 2024 to € 31,571k at December 31, 2025. The increase is mainly due to additions within developed technologies amounting to € 14,636k (2024: € 14,769k). Disposals of € 124,681k in 2025 relate to fully amortized and no longer in use intangible assets. As of December 31, 2025, the net book value of PanHunter, Evotec’s integrated data analytics platform, is € 3,084k (December 31, 2024: € 1,390k) and the net book value of E.MPD, Evotec’s molecular Patient Databases is € 3,268k (December 31, 2024: € 1,877k). The amortization of Evotec´s customer relationships of € 3,466k predominantly relates to Aptuit.

(11) Financial instruments

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for trade receivables. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

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

- Other financial income and expense -

In 2025, other financial income of € 4,424k (2024: € 2,435k; 2023: € 9,263k) relates to interest income arising from financial assets using the effective interest method. In 2025, other financial expense of € (14,442)k (2024: € (11,699)k; 2023: € (11,739)k) relates to interest expense from financial liabilities not measured at FVtPL.

-Cash and cash equivalents and short-term investments-

The balances of cash and cash equivalents as of December 31, 2025 and December 31, 2024 are as follows:

in k€	2025	2024
Cash at banks and on hand	184,461	302,825
Short-term deposits	75,000	—
Money market funds	159,056	3,562
Total	418,517	306,387

Money market funds and short-term deposits are measured at FVtOCI. As of December 31, 2025, € 16,731k of the cash balances with credit institutions are restricted (December 31, 2024: € 12,931k). This amount includes grants for specific projects and rent deposits.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The balance of short-term investments is € 57,873k as of December 31, 2025 (December 31, 2024: € 90,413k). Short-term investments include restricted term deposits of € 16,861k as of December 31, 2025 (December 31, 2024: € 20,483k), serving as security for several bank loans (see ‘Loan Liabilities’ below). Short-term investments also include corporate bonds in the amount of € 41,012k as of December 31, 2025 (December 31, 2024: € 69,930k). Restricted short-term investments are measured at amortized cost and corporate bonds are measured at FVtOCI.

In 2025, losses on cash equivalents previously recognized in OCI were reversed and recorded in P&L amount to € (276)k. No gains and losses were recorded in 2024. In 2025 no gain and losses on short-term investments previously recognized in OCI were reversed and recorded in P&L. In 2024, a gain of € 9,052k and a loss of € (1,771)k were reversed from OCI and recorded in P&L.

As of December 31, 2025, gains on cash equivalents recorded in OCI amount to € 94k, while no gains were recorded as of 31 December 2024. There have been no losses on cash equivalents recorded in OCI as of December 31, 2025 (December 31, 2024: € (1,257)k).

As of December 31, 2025, gains on short-term investments recorded in OCI amount to € 1,813k (31 December 2024: € 3,405k). There have been no losses on short-term investments recorded in OCI as of December 31, 2025 and December 31, 2024.

-Other current financial assets-

Other current financial assets (December 31 2025: € 20,217k; December 31 2024: € 4,290k) mainly include derivatives, interest receivables, financial deposits and other financial assets. The increase compared to the previous year is predominantly related to a receivable for an additional purchase price payment of € 12,161k as of December 31, 2025 arising from the sale of Just EU.

-Other long term investments-

The development of investments measured at fair value in accordance with IFRS 9 is shown below:

in k€	2025	2024
Balance at January 1	34,370	135,593
Additions	10,893	7,532
Reclassified as Held for Sale	(3,830)	—
Disposals	(1,918)	(69,370)
Fair value adjustments recognized in profit or loss	4,269	(34,310)
Adjustments to fair value, recognized in OCI	(1,144)	(5,075)
Balance at December 31	42,640	34,370

The four biggest additions were related to Tubulis (2025: € 3,634k; 2024: € 1,116k), Aurobac Therapeutics (2025: € 2,500k; 2024: €—k), Mission BioCapital V LP (2025: € 1,802k; 2024: € 1,390k) and Curie Bio Seed Fund I LP (2025: € 1,287k; 2024: € 2,214k). While Evotec has only participated in financing rounds for already existing investments, the investment in Aeovian Pharmaceuticals Inc. was reclassified as Held for Sale (€ 3,830k) in Q3 2025 following receipt of the Letter of Intent and management’s assessment that the sale is highly probable. The disposal of € 1,918k in 2025 relates to a return of capital in the form of a dividend from one of our long-term investments. The disposal of € 69,370k in 2024 relates to the sale of Recursion Pharmaceuticals Inc. (formerly known as Exscientia).

Evotec periodically assesses the fair value of its investments and takes into account quantitative and qualitative information. The three biggest fair value adjustments are related to Aeovian Pharmaceuticals (2025: € 3,500k; 2024: € (3,866)k), Tubulis (2025: € 1,597k; 2024: € 4,314k), offset by the decrease in Curie Bio Seed Fund I LP (2025: € (1,140)k; 2024: € 1,518k).

The loss of € (1,144)k (2024: € (5,075)k) in adjustments to fair value, recognized in other comprehensive income is related to Evotec’s investment in Sernova Corp.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Loan Liabilities-

Throughout the years 2025 and 2024, the Group met all covenants. All loans are unsecured, with the exception of loans in the amount € 16,861k, secured against short-term investments in the same amount.

				December 31,
				2025	2025	2024	2024
		Nominal interest	Maturity	Fair	Carrying	Fair	Carrying
Country of lender	Currency	Rate	until	Value	amount	Value	amount
				k€	k€	k€	k€
Germany	EUR	fixed interest rate of 0.80% to 2.00%	2026-2032	178,535	202,544	159,691	186,345
Germany	EUR	variable interest rate of 1.1% + 6M Euribor	2026	14,171	14,500	14,095	14,490
Germany	EUR	1.60%	2026-2027	40,855	42,193	54,195	58,608
Germany	EUR	1.20%	2029	3,304	3,495	4,243	4,571
Germany	EUR	1.40%	2031	12,399	13,366	14,442	15,912
Italy	EUR	1.30%	2026	114	117	236	243
Italy	EUR	variable interest rate of 4.50%	2027	190	188	315	314
France	EUR	fixed interest rate of 0.00% to 0.55%	2026-2029	—	—	6,029	7,075
				249,568	276,403	253,245	287,556

Current loan liabilities as of December 31, 2025 include interest liabilities of € 1,224k (December 31, 2024: € 1,169k). As of December 31, 2025, the Group has no outstanding undrawn line of credit (December 31, 2024: € 75,086k).

In June 2025, Evotec terminated € 250 million senior secured revolving credit facility, which was originally signed in 2024. Following changes in Evotec’s financial profile, the facility was no longer aligned with the company’s evolving funding strategy.

See “(15) Financial Risk Management” for a maturity analysis of loan liabilities.

-Leases-

The Group has lease contracts for various items of real estate, vehicles and other equipment used in its operations. The Group has multiple extension and termination options in a number of lease contracts. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The options considered reasonably certain are part of lease liabilities. However, the options not considered reasonably certain are not part of lease liability, which exposes the Group to potential future cash outflows. Future cash outflows for leases that have not yet begun are set out in the explanation “(19) Commitments and contingencies”. In addition, the Group is not committed to leases not yet commenced. The Group’s lease contracts do not contain any financial covenants.

Set out below are the carrying amounts of the lease liabilities, which are due as follows:

in k€	2025	2024
Current portion of lease obligations	22,182	19,563
Long-term lease obligations	149,104	132,301
	171,286	151,863

Lease liabilities are classified within Current financial liabilities and Non-current financial liabilities on the Consolidated statement of financial position. The Group’s cash outflows for leases amounted to € 23,639k in 2025 (2024: € 24,124k; 2023: € 22,446k).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The following amounts are recognized in profit or loss:

in k€	2025	2024	2023
Depreciation expense of right-of-use assets	19,681	21,530	21,075
Interest expense on lease liability	4,623	4,727	5,831
Income from subleases	229	—	—
Expense relating to short-term leases	1,109	283	236
Expense for leases on an asset of low value	70	57	62
Total amount recognized in profit or loss	25,254	26,597	27,205

-Reconciliation of cash flow from financing activities-

The following tables show the reconciliation of cash flow from financing activities to changes in financial liabilities in 2025 and 2024.

	Loans	Lease Obligations
	in k€	in k€
Balance as of January 1, 2025	287,556	151,864
Proceeds from issuance of loans	43,961	—
Repayments	(49,740)	(23,639)
Interest Paid	(4,093)	—
Cash flow from financing activities	(9,872)	(23,639)
Non-cash transactions:
Disposal of finance lease obligation	—	(197)
Foreign currency translation and other	1,000	(12,596)
Divestment of affiliated companies	(6,700)	—
Interest expense	4,419	4,623
Issue of finance lease obligation	—	51,231
Balance as of December 31, 2025	276,403	171,286

	Loans	Lease Obligations
	in k€	in k€
Balance as of January 1, 2024	437,058	189,140
Proceeds from issuance of loans	900	—
Repayments	(128,849)	(24,124)
Interest Paid	(5,920)	—
Cash flow from financing activities	(133,869)	(24,124)
Non-cash transactions:
Disposal of finance lease obligation	—	(27,604)
Foreign currency translation	—	6,027
Divestment of affiliated companies	—	(3,543)
Reclassification(1)	(21,700)	—
Interest expense	6,067	4,727
Issue of finance lease obligation	—	7,241
Balance as of December 31, 2024	287,556	151,864
1)	Reclassified into non-current deferred income as Evotec has met terms to qualify for loan forgiveness.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Current financial liabilities-

As of December 31, 2025, current financial liabilities amounted to € 104,720k (2024: € 50,795k) and consist of current loan liabilities of € 81,499k (2024: € 27,114k), the current portion of lease obligations of € 22,182k (2024: € 19,563k) as well as other current financial liabilities of € 1,038k (2024: € 4,118k). Other current financial liabilities includes negative fair values of forward exchange contracts.

(12) Investments accounted for using the equity method

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

The Group’s share of profit of joint ventures is classified within non-operating income (loss) as these operations do not form an integral part of the Group’s financial performance, reflecting its non-core business activities.

The Group’s share of profit (loss) of associates is classified below Operating income (loss).

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

-Investments in associates-

Individually immaterial shares in companies accounted for using the equity method are presented in aggregate, provided that at the balance sheet date the equity book value did not exceed € 1,000k or Evotec’s share of earnings in the result (Share of profit in associate and Impairment combined) were less than € 1,000k in the company’s profit or loss. At the balance sheet date, one investment was classified as significant and five investments were classified as insignificant. Further, on December 30, 2025, the Group sold one of its associate investments, Dark Blue Therapeutics Ltd, resulting in a gain on sale and corresponding other operating income of € 12,125k.

The additions to the significant investments in 2025 are entirely related to financing rounds (capital contributions).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The following table summarizes the development of the investments in associates during year 2025:

	Centauri
	Therapeutics	Insignificant
in k€	Ltd	investments	Total
Balance at January 1, 2025	1,264	874	2,138
Investment	3,576	—	3,576
Share of profit/(loss) in associate	(634)	(451)	(1,085)
Impairment	—	—	—
Dividends earned, Divestment or Reclassification	—	—	—
Balance at December 31, 2025	4,206	423	4,629

The following table provides an overview of the development of the investments in 2024:

		Centauri		Quantro	Topas
	Autobahn	Therapeutics	EIR	Therapeutics	Therapeutics	Insignificant
in k€	Labs LLC	Ltd.	Biotherapies	GmbH	GmbH	investments	Total
Balance at January 1, 2024	—	2,179	—	892	—	—	3,071
Investment	1,378	—	1,022	—	977	2	3,379
Share of profit/(loss) in associate	(1,378)	(916)	(149)	(892)	(977)	—	(4,312)
Impairment	—	—	—	—	—	—	—
Dividends earned, Divestment or Reclassification	—	—	—	—	—	—	—
Balance at December 31, 2024	—	1,264	873	—	—	2	2,138

Further financial information on the significant investments accounted for using the equity method is presented below:

2025

Centauri
Therapeutics
in k€	Ltd
Current assets	14,127
Non-current assets	239
Current liabilities	233
Non-current liabilities	—
Revenues from Jan 1 to Dec 31	4,837
Net income (loss) Jan 1 to Dec 31	(3,915)

2024

	Centauri	Dark Blue		Quantro	Topas
	Therapeutics	Therapeutics	EIR	Therapeutics	Therapeutics
in k€	Ltd.	Ltd.	Biotherapies	GmbH	GmbH
Current assets	383	291	634	1,121	7,560
Non-current assets	299	9,047	1,752	549	972
Current liabilities	245	981	187	2,072	548
Non-current liabilities	—	—	2	4,325	—
Revenues from Jan 1 to Dec 31	1	—	—	1,294	—
Net income (loss) Jan 1 to Dec 31	(4,483)	(3,115)	(167)	(3,974)	(9,418)

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(13) Employment, Post-Employment Benefits and Share Compensation Plans

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

Stock Options and SPAs

The Group operates various equity-settled share-based compensation plans for which the Company applies the regulations of IFRS 2. The fair value of the granted options or shares received in exchange for the employee services is recognized as an expense over the vesting period. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The amounts are charged to the income statement over the relevant vesting periods and adjusted to reflect actual and expected levels of vesting. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

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

-Defined contribution schemes-

The Group operates a defined contribution plan in the United Kingdom and makes additional contributions to employees’ own schemes. The pension charge for the year represents contributions payable by the Group to the fund (and to the employees’ own pension schemes) and amounted to € 3,728k in 2025 (2024: € 4,118k).

The Group operates defined contribution (401(k)) plans in the US and made contributions of € 2,213k during 2025 (2024: € 2,247k).

The Group operates defined contribution plans in Italy. Employee severance pay (TFR), governed by Article 2120 of the Italian Civil Code, represents the estimated liability payable to employees upon termination of their employment. Following legislative changes effective from January 1, 2007, for companies with more than 50 employees, the portion of severance pay accrued is classified as a defined contribution plan, as the Company’s sole obligation is to pay the related contributions to pension funds or to the National Social Security Institute (INPS). The contribution made in 2025 amounted to € 5,880k (2024: € 5,789k).

-Defined benefit schemes and jubilee provision-

Germany

The Group has a defined benefit scheme for one former member of the Management Board of Evotec SE.

This provision amounted to € 125k as of 31 December 2025 (2024: € 137k).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

The Group operates a defined benefit plan for employees in France. The mortality tables (issued by INSEE TD/TV 2017 ‐ 2019 for 2024 and INSEE TD/TV 2018 – 2020 for 2025) were applied in the actuarial report that is used for measuring the French employee benefit obligations.

The movement in employee benefit obligations of the French entities is broken down as follows:

	2025	2024
in k€	Present	Present
	value of	value of
	obligation	obligation
As of January 1	12,241	14,872
Benefit payments from the employer	(481)	(1,239)
Current service cost	1,247	1,463
Past service costs	—	—
Effect of curtailment	—	(1,762)
Operating costs, net	1,247	(299)
Interest expense (income)	383	374
Amount recognized in the Income Statement	1,630	76
Remeasurements:
(Gain)/loss from change in demographic assumptions	(115)	(989)
(Gain)/loss from change in financial assumptions	(416)	(696)
(Gain)/loss from experience	(279)	219
Thereof - Expense/(Income) recognized in the Income Statement	(69)	(244)
Thereof - Expense/(Income) recognized in Other Comprehensive Income	(741)	(1,222)
Divestment of affiliated companies	(418)	—
As of December 31	12,162	12,241

The following table shows the significant assumptions which have been applied in the measurement of the employee benefit obligations:

	Discount Rate		Salary Increase
	2025	2024	2025	2024
France	3.65%	3.30%	2.50%	2.50%

If the above parameters would increase/decrease by 0.5%, the benefit obligations would change as follows:

	2025		2024
	Increase	Decrease	Increase	Decrease
+0.5/-0.5%	k€	k€	k€	k€
Discount rate	(531)	572	(559)	605
Salary increase	576	(539)	546	(510)

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The sensitivity analyses presented above have been prepared using a methodology that extrapolates the impact on the defined benefit obligation arising from reasonable changes in key assumptions at the end of the reporting period. Each sensitivity analysis considers the effect of a change in a single significant assumption, with all other assumptions held constant. Accordingly, these analyses may not be indicative of actual changes in the defined benefit obligation, as changes in assumptions are unlikely to occur independently.

The average duration of the pension plan is 9.5 years and the average duration of the long service awards is 10.9 years as of December 31, 2025 (2024 respectively 9.7 years and 11.2 years). The expected service costs for 2026 amount to € 1,055k.

Expenses for the statutory retirement obligations are explained in Note (6).

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

SPAs from SPP 2022 and SPP 2017 can only be exercised if and to the extent that two defined equally weighted performance targets (“KPI’s”) are achieved within each of the four consecutive calendar years. These performance indicators consist of Evotec’s share price (relevant here is the XETRA price) and the relative TSR for the SPP 2017, which is derived by comparison with the return of the TecDax index. For the SPP 2022 the performance indicators consist of the relative TSR and revenue growth weighted equally. Additionally, the achievement of the KPIs of the SPP 2022 is dependent on an ESG-performance target. The performance targets for each individual tranche of the SPAs are set by the Supervisory Board annually at the time of issue. The Share Performance Plan 2022 and the Share Performance Plan 2017 are subject to certain restrictions with regard to issuance periods and allocation of awards to members of the Executive Board or selected executives.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

On February 14, 2023, Evotec’s Management Board approved the U.S. Restricted Share Unit Plan (“U.S. RSU Plan”). The U.S. RSU Plan became effective May 31, 2023. The U.S. RSU Plan provides for the grant of restricted share units, which payment may be granted in the form of shares, American depository shares, each representing one-half of one Evotec SE ordinary share (ADSs), or cash amounts as the Management Board determines to be consistent with best interests of the Company, Evotec and its shareholders and in accordance with the purpose of the U.S. RSU Plan. The Group accounts for the U.S RSU Plan as settled in shares. The U.S. RSU Plan is subject to graded vesting. The number of restricted share units granted in the 12 months period ended December 31, 2025 totaled 591,829. The exercise of the share units under the RSU does not require the achievement of any KPIs. Therefore, the fair value of these share units of 7.07 USD has been determined based on the share price on the grant date and an assumed fluctuation rate of 5%.

A summary of the status of the Share Performance and Restricted Share Plans as of December 31, 2025, 2024, 2023 and the respective changes during the year is presented as follows:

	December 31
	2025	2025	2024	2024	2023	2023
		Weighted		Weighted		Weighted
	Share	average	Share	average	Share	average
in k€	Awards	exercise price	Awards	exercise price	Awards	exercise price
	in thousands	in € per share	in thousands	in € per share	in thousands	in € per share
Granted SPAs/RSAs at the beginning of the year	1,897	1.00	2,004	1.00	1,505	1.00
SPAs/RSAs granted	1,322	1.00	536	1.00	886	1.00
Adjustment based upon KPI target achievement	14	1.00	134	1.00	28	1.00
Exercised SPAs/RSAs	(225)	1.00	(368)	1.00	(233)	1.00
Forfeited SPAs/RSAs	(333)	1.00	(392)	1.00	(182)	1.00
Expired SPAs/RSAs	(18)	1.00	(18)	1.00	—	1.00
SPAs/RSAs granted at the end of the year	2,657	1.00	1,897	1.00	2,004	1.00
Thereof exercisable	—	1.00	—	1.00	—	1.00

The SPAs in this table include RSPs and SPPs. RSUs are presented separately in the table below.

Evotec’s average weighted share price at the exercise day of SPAs in financial year 2025 was € 8.23 (December 31, 2024: € 15.49; December 31, 2023: € 19.38). In the financial year 2025, 445,702 Awards (December 31, 2024: 117,292 Awards; December 31, 2023: 227,555 Awards) were given to the members of the Management Board. The SPAs and RSAs exercised in 2025 correspond to 225,451 shares (December 31, 2024: 367,720 shares; December 31, 2023: 233,083 shares).

A summary of the status of the Restricted Share Unit Plans as of December 31, 2025, 2024, 2023 and the respective changes during the year is presented as follows:

	December 31
	2025	2025	2024	2024	2023	2023
		Weighted		Weighted		Weighted
	Restricted	average	Restricted	average	Restricted	average
	Share Units	exercise	Share Units	exercise	Share Units	exercise
	(RSUs)	price	(RSUs)	price	(RSUs)	price
		in € per		in € per		in € per
		share		share		share
Granted RSUs at the beginning of the year	749	—	567	—	—	—
RSUs granted	1,105	—	592	—	603	—
Exercised RSUs	(279)	—	(161)	—	—	—
Forfeited RSUs	(311)	—	(249)	—	(36)	—
RSUs granted at the end of the year	1,264	—	749	—	567	—
Thereof exercisable	—	—	—	—	—	—

The Awards in this table only include RSUs

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The fair values of the grant of SPAs and RSAs were estimated on the date of grant using a Monte-Carlo-Simulation model with the following assumptions:

	SPP 2022	SPP 2022	RSP 2020	SPP 2022	RSP 2020
	granted	granted	granted	granted	granted
	March	March	October	March	October
	2025	2024	2023	2023	2022
Risk-free interest rate in %	2.18	2.48	2.66	2.84	2.03
Volatility of the Evotec SE share in %*	87.00	49.00	45.00	50.00	51.00
Volatility of the TecDAX index in %. *	15.00	15.00	—	24.00	—
Fluctuation in %	0.0 - 5.0	0.0 - 5.0	5.0	5.0	5.0
Exercise price in €	1.00	1.00	1.00	1.00	1.00
Share price on the day of issue in €	6.00	13.11	16.79	16.67	19.47
TecDAX index price on the day of issue in points	3,651.67	3,422.55	—	3,202.25	—
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €**	3.44	9.79	—	12.36	—
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €**	6.57	11.17	15.91	17.07	18.57

*volatility defined as an annualized measure of expected price fluctuations implied by current market conditions

**determined based on the weighted achievement of the two market-based KPIs, Share Price and Relative Total Shareholder Return.

	RSP 2020	SPP 2017	RSP 2020	RSP 2020	SPP 2017
	granted	granted	granted	granted	granted
	May	January	October	May	February
	2022	2022	2021	2021	2021
Risk-free interest rate in %	0.57	(0.46)	(0.43)	(0.57)	(0.78)
Volatility of the Evotec SE share in %*	45.00	37.00	35.00	40.00	42.00
Volatility of the TecDAX index in %. *	—	17.00	—	—	29.00
Fluctuation in %	0.0 - 5.0	0.0 - 5.0	5.0	0.0 - 5.0	0.0 - 5.0
Exercise price in €	1.00	1.00	1.00	1.00	1.00
Share price on the day of issue in €	25.26	34.90	44.98	35.49	32.25
TecDAX index price on the day of issue in points	—	3,411.87	—	—	3,375.67
Fair value in accordance with IFRS 2 on the date of issue per SPA of the Executive Board in €**	22.87	31.30	—	33.50	31.34
Fair value in accordance with IFRS 2 on the date of issue per SPA of the executives in €**	24.29	33.66	43.96	34.47	36.65

*volatility defined as an annualized measure of expected price fluctuations implied by current market conditions

**determined based on the weighted achievement of the two market-based KPIs, Share Price and Relative Total Shareholder Return.

For all SPAs, RSAs and RSUs, a total of € 3,643k was recognized as current service cost in operating expenses in the consolidated statement of income in 2025 (2024: € 4,899k and 2023: € 9,630k). This amount includes an expense of € 247k (2024: € (2,231)k; 2023: € 2,456k, income in 2024 and expense in 2023) relating to members of the Management Board. The expenses related to accelerated vesting are included in the current service costs.

The performance measurement period for all issues started on January 1 of the respective year. An expected dividend yield of zero applies to all models. Depending on the nature of the respective plan, the expected duration is either four or five years. The expected volatilities are based on the historical volatilities of the year prior to the grant date.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(14) Provisions

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

Reorganization provisions are recognized when the Group has a constructive obligation, which is when:

–	there is a detailed formal plan that identifies the business or parts of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
–	the employees affected have been notified of the plan’s main features.

- Provision -

The current provisions consist of the following:

	December 31,	December 31,
in k€	2025	2024
Other personnel expenses	38,786	31,317
Pensions	997	1,572
Other provisions	13,296	9,858
Reorganization	5,464	19,473
Total current provisions	58,543	62,219

The non-current provisions consist of the following:

	December 31,	December 31,
in k€	2025	2024
Pensions	10,312	10,223
Other personnel expenses	1,232	1,315
Other provisions	3,174	2,918
Reorganization	3,317	5,128
Total non-current provisions	18,035	19,585

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The following table summarizes the development of total provisions recorded during 2025:

			Divestment	Foreign	Remeasurement
	Jan 1,		of affiliated	currency	through			Dec 31,
	2025	Additions	companies	exchange	OCI	Consumption	Release	2025
	in k€	in k€	in k€	in k€	in k€	in k€	in k€	in k€
Other personnel expenses	32,632	34,821	1,876	(1,217)	—	22,342	2,000	40,018
Pensions	11,795	6,818	418	(18)	(720)	6,148	—	11,309
Other provisions	12,776	25,136	290	(262)	—	16,420	4,470	16,470
Reorganization	24,601	1,094	—	(252)	—	15,266	1,396	8,781
Total	81,804	67,869	2,584	(1,749)	(720)	60,176	7,866	76,578

The following table summarizes the development of total provisions recorded during 2024:

			Divestment	Foreign	Remeasurement
	Jan 1,		of affiliated	currency	through			Dec 31,
	2024	Additions	companies	exchange	OCI	Consumption	Release	2024
	in k€	in k€	in k€	in k€	in k€	in k€	in k€	in k€
Other personnel expenses	43,654	21,823	219	477	—	31,284	1,820	32,632
Pensions	14,170	3,248	12	22	(1,217)	2,694	1,721	11,795
Other provisions	3,404	23,785	757	189	—	11,723	2,123	12,776
Reorganization	—	68,459	36	69	—	32,291	11,599	24,601
Total	61,228	117,315	1,024	757	(1,217)	77,992	17,264	81,804

The provision for personnel expenses mainly consists of bonus accruals (December 31, 2025: €22,938k; December 31, 2024: € 9,662k) and accrued vacation (December 31, 2025: € 14,447k; December 31, 2024: € 17,018k). The provision for pensions mainly relates to pensions in France (see Note 13).

The other provisions mainly consist of litigation and indemnification obligations (December 31, 2025: € 7,156k; December 31, 2024: € 497k), of accrued audit fees (December 31, 2025: € 3,254k; December 31, 2024: € 3,675k) as well as restoration provisions (December 31, 2025: € 3,174k; December 31, 2024: € 2,823k). In accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ (paragraph 92), no further information is disclosed so as not to prejudice Evotec’s position.

In April 2024, the Group announced that it was currently assessing its current footprint and activities. As of December 31, 2025, the Group has a remaining provision to cover the expected and estimated costs associated with the remaining reorganization efforts of its activities in the countries in which it operates. The reorganization provision mainly consists of obligations related to vacated lease assets in the UK (December 31, 2025: € 4,253k; December 31, 2024: € 4,778k) as well as employee termination benefits in France (December 31, 2025 € 3,343k; December 31, 2024: € 7,976k).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(15) Financial Risk Management

- Liquidity Risk-

Revenue fluctuations, milestone risks, external events and changes in the business environment might negatively impact the Group’s short- to mid-term profitability and cash reserves. To actively address any related risk and safeguard its cash position, Evotec has defined minimum liquidity levels and regularly monitors liquidity developments & risks. The Group believes that existing liquidity reserves are sufficient to cope with the cumulative impact of all identified risks. The Group’s liquidity reserves have been positively impacted by the sale of 100 % of the shares in Just EU together with multiple arrangements with Sandoz (see (3) Significant Transactions) and historically secured external debt financings mainly via promissory notes and the European Investment Bank.

In June 2025, Evotec terminated €250 million senior secured revolving credit facility. Following changes in Evotec’s financial profile, the facility was no longer aligned with the company’s evolving funding strategy.

The Group does not intend to engage in projects unless adequate funding is allocated or secured. Given the current business environment with economic and political uncertainties as well as the described cancellation of the revolving credit facility and expected debt repayment in 2026, the Group assesses the associated liquidity risk with respect to potential financial impact as high (previous year: medium) and with respect to probability of occurrence as low (previous year: very low).

The general risk of losing a significant amount of cash and cash investments is continuously mitigated by spreading the investments across several different banks in high-credit quality instruments in full compliance with the Group’s approved investment and risk policy. The Group monitors its banks and investments on an ongoing basis. Therefore, the Group assesses the current default risks to be low, remaining unchanged in comparison to the previous year.

Currency exchange movements also impact the Group’s reported liquidity primarily through the translation of liquid assets held in U.S. Dollars or Pound Sterling into Euros. A portion of the funds is held in currencies other than Euro to meet local operating needs. Political and economic uncertainties remain at a higher level causing volatility in the market.

The contractual maturities of the financial liabilities, including the estimated interest payments as of December 31, 2025 and 2024 are shown in the following tables:

	December 31, 2025
	Carrying	Contractual	Due <	Due	Due in more
	amount	Cash flow	1 year	1 - 5 years	than 5 years
	in k€	in k€	in k€	in k€	in k€
Non-derivative financial liabilities
Loans	(276,403)	(286,223)	(83,444)	(157,469)	(45,310)
Lease obligations	(171,286)	(201,158)	(28,146)	(99,974)	(73,039)
Trade accounts payable	(64,763)	(64,763)	(64,763)	—	—
Other financial liabilities	(817)	(817)	(817)	—	—
Total non-derivative financial liabilities	(513,271)	(552,963)	(177,171)	(257,443)	(118,348)
Derivative financial liabilities
Foreign currency forwards	(222)	(222)	(222)	—	—
Total derivative financial liabilities	(222)	(222)	(222)	—	—

Evotec Group

Notes to consolidated financial statements for the financial year 2025

	December 31, 2024
	Carrying	Contractual	Due <	Due	Due in more
	amount	Cash flow	1 year	1 - 5 years	than 5 years
	in k€	in k€	in k€	in k€	in k€
Non-derivative financial liabilities
Loans	(287,556)	(301,238)	(7,911)	(196,055)	(97,272)
Lease obligations	(151,863)	(175,081)	(24,548)	(90,484)	(60,048)
Trade accounts payable	(85,792)	(85,792)	(85,792)	—	—
Other financial liabilities	(5,430)	(5,430)	(4,118)	(1,312)	—
Total non-derivative financial liabilities	(530,643)	(567,542)	(122,370)	(287,851)	(157,320)
Derivative financial liabilities
Foreign currency forwards	(4,139)	(4,139)	(4,139)	—	—
Total derivative financial liabilities	(4,139)	(4,139)	(4,139)	—	—

- Currency Risk-

The Group is exposed to foreign exchange risk as the Group entities enter into revenue, purchases, and other transactions in a currency other than the functional currency of the respective Group entity. The functional currencies of the Group entities are mainly Euro, US Dollar and British Pound. In the course of their ordinary business activities, the Group companies are exposed in particular to exchange rate fluctuations between US Dollar, British Pound and Euro. The amount of exchange differences recognized in the consolidated income statement except for those arising on financial instruments measured at fair value through profit or loss in accordance with IFRS 9 is a net loss of € (25,227)k in financial year 2025 (2024: net gain € 12,956k, 2023: net loss € (1,229)k).

The table below shows the average exchange rates as well as the exchange rates as of December 31, 2025 and December 31, 2024, in each case against the Euro:

	Annual average exchange rate		Closing rate
	2025	2024	Dec 31
	Jan 1 - Dec 31	Jan 1 - Dec 31	2025	2024
	€	€	€	€
USD	1.1300	1.0824	1.1750	1.0389
GBP	0.8568	0.8466	0.8726	0.8292

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

	2025
	USD		GBP		EUR
in k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	14,591	(14,591)	1,406	(1,406)	15,997	(15,997)
Result	14,591	(14,591)	1,406	(1,406)	15,997	(15,997)

	2024
	USD		GBP		EUR
in k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	13,834	(13,834)	2,994	(2,994)	16,828	(16,828)
Result	13,834	(13,834)	2,994	(2,994)	16,828	(16,828)

Evotec Group

Notes to consolidated financial statements for the financial year 2025

	2023
	USD		GBP		EUR
in k€	+10%	(10)%	+10%	(10)%	+10%	(10)%
Share	16,699	(16,699)	5,278	(5,278)	21,977	(21,977)
Result	16,699	(16,699)	5,278	(5,278)	21,977	21,977

The Group manages foreign exchange exposure by incurring certain expenses in the currency of the local operating business and through selected hedging transactions such as foreign currency forward contracts. The hedging instruments used do not expose the Group to any significant additional risk. The objective of these transactions is to reduce the exposure of exchange rate fluctuations of the Group’s foreign currency denominated cash flows. The Group does not enter into derivative transactions for trading or speculative purposes. Foreign currency contracts are accounted for at fair value. Foreign currency derivative accounting gains of € 24,354k and losses of € (12,700)k are included in non-operating income and expense, resulting in a net gain of € 11,654k in financial year 2025 (2024: net loss € (8,926)k, 2023: net gain € 8,360k). Foreign currency derivative accounting gains in 2025 resulted from unfavorable foreign exchange movements on the underlying during the year.

Derived regularly from the summarized quantitative data about the Group’s currency risks, based on the report to the Management Board, the expected future USD cash flows which are hedged with USD/EUR forward contracts and USD/GBP forward contracts are determined. As of December 31, 2025, cash flows of USD 145,800k (December 31, 2024: USD 114,600k, December 31, 2023: USD 233,000k), of which USD 111,500k was hedged against the Euro (December 31, 2024: USD 84,000k, December 31, 2023: USD 173,000k), and USD 34,300k was hedged against the GBP (December 31, 2024: USD 30,600k, December 31, 2023: USD 60,000k). Further, the expected future EUR cash flows which are hedged with EUR/GBP forward contracts are determined. As of December 31, 2025, cash flows of € 10,157k was hedged against the GBP (December 31, 2024: € 0k, December 31, 2023: € 3,900k).

The fair value of cash and cash equivalents, trade receivables and trade payables approximate their carrying amount due to their short - term nature. Financial assets are accounted for at the trade date.

-Interest Rate Risk-

The Group is exposed to interest rate risk through variable interest-bearing loans as well as current investments in Germany, but also at our foreign entities. The fair value of debt varies from the carrying amount if there is a difference between the underlying interest rate to the market interest rate. As only 5% of Evotec’s loans have variable interest conditions the interest rate risks are considered immaterial.

-Credit Risk-

Credit risk is the risk of financial loss to the Group if a customer fails or partly fails to meet any of its contractual obligations and arises primarily from the receivables from customers, contract assets and investment securities. The maximum exposure to credit risk for trade receivables at the reporting date by geographic region is as follows:

	December 31, 2025	December 31, 2024
	in k€	in k€
USA	43,335	59,084
Europe	62,115	40,499
Rest of the world	30,514	16,528
	135,963	116,111

The maximum credit risk of the contract assets corresponds to the carrying amounts and amounted to € 28,295k at year-end (December 31, 2024: € 46,034k). The maximum credit risk of short-term investments corresponds to the carrying amounts and amounted to € 57,873k at year-end (December 31, 2024: € 90,413k).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The Group has exposure to credit risk primarily with respect to its third-party receivables. The Group continuously assesses the solvency of its customers and maintains an appropriate specific allowance for bad debts, which is derived from the expected collectability of all receivables from third parties. The Group’s receivables from third parties are unsecured and not secured by any liens from customers. On December 31, 2025, 33% of trade account receivables were due from one customer (December 31, 2024: 9%). Any default risks with regards to trade receivables are mainly limited by geographical diversification of customers and by the Group’s monitoring procedures.

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

The following table shows the total assets, equity as well as equity ratio and net cash (cash and cash equivalents minus current and non-current loan liabilities and current and non-current finance lease obligations):

	December 31, 2025	December 31, 2024
	in k€	in k€
Balance sheet total	1,713,945	1,912,502
Equity attributable to Shareholders of Evotec SE	813,704	952,525
Equity ratio in (%)	47.5%	49.8%
Net cash	(29,173)	(133,033)

The Group remains well financed with an equity ratio relating to equity attributable to the Group’s shareholders of 47.5% as of December 31, 2025 (December 31, 2024: 49.8%) and currently has no necessity to raise capital to maintain its operations in the near to mid-term. However, the option to increase capital must always be considered if new opportunities arise such as M&A activities, in-licensing deals requiring additional funding, strategic refinancing or funding of growth initiatives. Furthermore, the acquisition of anchor investors can be of strategic importance for the company.

No minimum capital requirements are stipulated in Evotec’s statutes. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options based on miscellaneous stock option plans as well as SPA on the basis of Share Performance Plans (see Note (13)).

(16) Fair Value of financial assets and liabilities

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

Evotec Group

Notes to consolidated financial statements for the financial year 2025

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

The Group’s valuation processes, valuation techniques, and the inputs used in fair value measurements remained unchanged throughout the period in consideration.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

-Fair Values-

The following table shows the fair value of the financial assets and liabilities measured at fair value and financial liabilities measured at amortized cost together with the corresponding carrying amounts from the statement of financial position as of December 31, 2025 and December 31, 2024 and their respective fair value level. For financial assets measured at amortized cost the carrying amount approximates the fair value.

	December 31, 2025
	Carrying
in k€	amount	Fair value	Level 1	Level 2	Level 3
Financial assets
Equity instruments*	45,205	45,205	—	21,240	23,965
Other financial assets	—	—	—	—	—
Derivative financial instruments	996	996	—	996	—
Financial assets carried at FVTPL	46,201	46,201	—	22,236	23,965
Equity instruments	1,265	1,265	1,265	—	—
Current investments	57,873	57,873	57,873	—	—
Cash equivalents	159,056	159,056	159,056	—	—
Financial assets carried at FVOCI	218,194	218,194	218,194	—	—
Financial assets carried at fair value	264,395	264,395	218,194	22,236	23,965
Cash and cash equivalents**	259,461	259,461	—	—	—
Receivables and contract assets	164,258	164,258	—	—	—
Other financial assets	24,585	24,585	—	—	—
Carried at (amortized) costs	448,304	448,304	—	—	—
Total financial assets	712,699	712,699	218,194	22,236	23,965

Financial liabilities
Contingent consideration	—	—	—	—	—
Derivative financial instruments	(222)	(222)	—	(222)	—
Financial Liabilities carried at FVTPL	(222)	(222)	—	(222)	—
Financial liabilities carried at fair value	(222)	(222)	—	(222)	—
Trade account payables	(64,764)	(64,764)	—	—	—
Loans and borrowings	(276,403)	(249,568)	—	—	—
Other financial liabilities	(173,818)	(173,818)	—	—	—
Carried at (amortized) costs	(514,985)	(488,149)	—	—	—
Total financial liabilities	(515,207)	(488,371)	—	(222)	—

*Includes assets held for sale totaling €3,830k.

**excludes Money Market Funds classified under Cash and Cash Equivalents amounting to € 159,056k.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

	December 31, 2024
	Carrying
in k€	amount	Fair value	Level 1	Level 2	Level 3
Financial assets
Equity instruments	31,962	31,962	—	12,180	19,781
Other financial assets	2,127	2,127	—	—	2,127
Derivative financial instruments	—	—	—	—	—
Financial assets carried at FVTPL	34,089	34,089	—	12,180	21,909
Equity instruments	2,409	2,409	2,409	—	—
Current investments	90,413	90,413	90,413	—	—
Cash equivalents	3,562	3,562	3,562	—	—
Financial assets carried at FVOCI	96,384	96,384	96,384	—	—
Financial assets carried at fair value	130,472	130,472	96,384	12,180	21,909
Cash and cash equivalents*	302,825	302,825	—	—	—
Receivables and contract assets	162,353	162,353	—	—	—
Other financial assets	11,259	11,259	—	—	—
Carried at (amortized) costs	476,437	476,437	—	—	—
Total financial assets	606,909	606,909	96,384	12,180	21,909

Financial liabilities
Derivative financial instruments	(4,139)	(4,139)	—	(4,139)	—
Financial liabilities carried at FVTPL	(4,139)	(4,139)	—	(4,139)	—
Financial liabilities carried at fair value	(4,139)	(4,139)	—	(4,139)	—
Trade account payables	(85,792)	(85,792)	—	—	—
Loans and borrowings	(287,556)	(253,245)	—	—	—
Other liabilities	(153,175)	(153,175)	—	—	—
Carried at (amortized) costs	(526,523)	(492,213)	—	—	—
Total financial liabilities	(530,662)	(496,351)	—	(4,139)	—

*excludes Money Market Funds classified under Cash and Cash Equivalents amounting to € 3,562k.

Other Financials Assets carried at Fair Value through Profit & Loss consists of convertible loans granted to long-term investments in accordance with IFRS 9. These loans had been fully written off at reporting date (December 31, 2024: € 2,127k).

The following tables show the development in financial years 2025 and 2024 of the fair values of Level 3:

Equity instruments
and other
in k€	financial assets
Balance as of January 1, 2025	21,909
Additions	7,259
Disposal	(848)
Transfer from Level 2 to Level 3	—
Transfer from Level 3 to Level 2	(329)
Fair value change through P&L	(2,974)
Dividends received	(1,053)
Balance as of December 31, 2025	23,965

Evotec Group

Notes to consolidated financial statements for the financial year 2025

	Equity instruments
	and other	Contingent
in k€	financial assets	consideration
Balance as of January 1, 2024	40,328	(311)
Additions*	11,749	—
Disposal	—	311
Transfer from Level 2 to Level 3	9,543	—
Transfer from Level 3 to Level 2	(6,750)	—
Fair value change through P&L	(32,161)	—
Conversion of loans to investments in associates and joint ventures	(800)	—
Balance as of December 31, 2024*	21,909	—

*Change from prior year disclosed amount

Additions to Level 3 investments reflect capital increases in Evotec’s minority investments. The two biggest investments included in Additions relate to Aurobac Therapeutics SAS (2025: € 2,500k; 2024: € —k) and Mission BioCapital (2025: € 1,802k; 2024: € 1,390k).

Disposals comprise the sale of Carrick Therapeutics Ltd. for € 848k (2024: € —k)

Minority investments for a total of € 329k have been transferred from Level 3 to Level 2 of the fair value hierarchy due to the presence of observable market prices.

The effects recognized in the income statement above from the adjustment of the fair values at level 3 were included in the consolidated income statement under “Other operating income” and “interest expense”. The two biggest Fair Value changes relate to the loss in long-term investment in Curie Bio Seed Fund I LP (2025: € (1,140)k; 2024: € 1,518k) and the write off of the convertible loan in Quantro Therapeutics GmbH (2025: € (2,127)k; 2024: € —k).

Dividends received relate to the investment in Mission Bio Capital and amounted to € 1,053k (2024: € —k).

Fair value measurements classified within Level 3 of the fair value hierarchy are exclusively related to equity instruments where no observable inputs are available and the fair value is estimated at the Net Asset Value of the investment.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(17) Shareholder´s Equity

As of December 31, 2025, 177,778,907 shares of Evotec SE with a nominal value of € 1.00 per share are issued and outstanding.

The stock options exercised in 2025 have an average exercise price of € 1.00 per share, the same as the average exercise price for stock options exercised in 2024. In 2025, Evotec issued 225,451 shares related to share based compensation. In Q4 2025, Evotec initiated a share buyback program. From November 7, 2025 through November 14, 2025, a total of 290,000 shares were acquired at the Frankfurt Stock Exchange in the amount of € 1,548k (average € 5.34 per share). These treasury shares are deducted from equity at cost with no gain or loss recognized in profit or loss. Shares acquired under the buyback program are intended to be converted into ADSs and used exclusively to satisfy obligations under the U.S. RSU employee plans. The weighted average number of shares used for the Basic EPS calculation reflects the impact of both, exercised shares and treasury shares purchased during the period.

The conditional capital of Evotec SE as of December 31, 2025 consists of 11,947,322 shares available for the Share Performance Plans and the Stock Option Plans and 35,390,530 shares available for the issuance of no-par value bearer shares to holders or creditors of convertible bonds and/or bonds with warrants, profit participation rights and/or income bonds (or a combination of these instruments). Evotec SE may grant these on the basis of the resolution of the AGM on June 22, 2022. The remaining conditional capital of Evotec SE as of December 31, 2025, thus amounts to a total of 47,337,852 shares.

Pursuant to Section 5 (5) of the Company’s Articles of Association, the Management Board is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital by up to € 35,434,147 by issuing new shares against cash or non-cash contributions on one or more occasions until June 9, 2029.

As of December 31, 2025, Evotec holds 319,507 treasury shares (December 31, 2024: 167,415), representing 0.2% (December 31, 2024: 0.1%) of Evotec’s total share capital as of December 31, 2025.

(18) Earnings per share

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

-Earnings per share-

The weighted average number of ordinary shares is calculated as follows:

Shares in thousands	2025	2024	2023
Issued shares Jan 1	177,553	177,186	176,953
Treasury shares Jan 1	(167)	(250)	(250)
Effect of weighted average stock options exercised	192	359	214
Weighted average number of shares outstanding Dec 31	177,578	177,295	176,917

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The basic and diluted EPS in 2025, 2024 and 2023 are calculated as follows:

in k€ except per share data, shares in thousands	2025	2024	2023
Net income (loss)	(103,517)	(196,078)	(83,913)
Weighted average number of shares outstanding Dec 31	177,578	177,295	176,917
Net income per share (basic)	(0.58)	(1.11)	(0.47)
Net income per share (diluted)	(0.58)	(1.11)	(0.47)

Diluted net income per share is computed by dividing the surplus attributable to shareholders of Evotec SE, by the weighted-average number of ordinary shares and share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options and SPA are common stock equivalents and are only included in the calculation of diluted net income per share when their effect is dilutive. In 2025, the number of potentially dilutive shares to be issued from stock options and SPA amounted to 2,905,171 (2024: 2,079,768). For calculating the diluted net result per share, the resulting dilutive shares are included from the beginning of the period. Diluted and non-diluted earnings per share are identical as all share equivalents are anti-dilutive.

(19) Commitments and contingencies

- Lease obligations-

The future minimum lease payments under non-cancellable lease agreements but not yet commenced, are as follows:

	Dec 31	Dec 31
	2025	2024
	in k€	in k€
Less than one year	—	2,086
Between one and five years	—	14,304
More than five years	—	37,250
Total	—	53,640

In addition, the Group maintains leases which were not recognized in accordance with the exemptions in IFRS 16. These amounts are not material and therefore not presented here.

-Other Commitments and Contingencies-

The future minimum payments associated with miscellaneous commitments total approximately € 112,278k at December 31, 2025 (December 31, 2024: € 89,284k), of which € 8,053k (December 31, 2024: € 20,743k) relate to asset purchase commitments. The remaining amount of € 104,225k (December 31, 2024: € 68,541k) is related to long-term commitments in connection with facility expenses as well as contracted, non-milestone based capital calls in relation with the Group´s investments in associates and long-term investments.

In addition, as of December 31, 2025, contingent liabilities in relation with milestone-based commitments in connection with the Group´s long-term investments amounted to € 0k (December 31, 2024: € 6,604k).

The Group is not aware of any material actual or threatened litigation as of December 31, 2025.

(20) Related party transactions

The Group has not entered into any significant transactions with any key management personnel or member of the Supervisory Board. The remuneration paid to key management personnel is presented in Note 22 e). The remuneration paid to members of the Supervisory Board is shown in Note 22 e).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

As part of the normal course of business, the Group may enter into transactions with associated companies. The terms and conditions of all transactions are made based on market terms and conditions and the arm’s length principle. The balances from transactions with associated companies are unsecured and fulfilled by payment.

in k€	2025	2024	2023
Sales of goods and services	1,820	3,664	16,661
Receivables from related parties	361	208	2,164
Bad or doubtful debt expenses	(166)	—	—

(21) Auditor’s remuneration

BDO AG, Wirtschaftsprüfungsgesellschaft (BDO) has served as our independent registered public accounting firm for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

The following table sets out the aggregate fees for professional audit services and other services rendered exclusively by BDO and other firms in the BDO network in 2025, 2024 and 2023:

in k€	2025	2024	2023
Audit fees	3,856	3,786	4,088
Audit-related fees	73	20	60
Audit fees related to prior year audit	131	738	1,504
Total	4,061	4,544	5,651

Audit fees aggregate fees charged by BDO network firms for auditing our consolidated financial statements and statutory and other regulatory filings or engagements of Evotec SE and its subsidiaries. Audit - related fees relate to the non - financial reporting services and agreed upon procedures over covenant reporting to lenders.

The Audit Committee has approved the audit fees and all the fees for other assurance services for the years 2025, 2024 and 2023. The Audit Committee monitors compliance with the German and U.S. rules on non-audit services provided by an independent registered public accounting firm. On a yearly basis, the Audit Committee pre-approves non-audit services performed by the independent registered public accounting firm up to a limit in line with EU regulation.

(22) Other disclosures

German law in accordance with the European Directives on Accounting and the Corporate Governance Codex requires the following additional disclosures.

a) Number of Employees

As of December 31, 2025, the Company employed 4,553 individuals worldwide (December 31, 2024: 4,827). In 2025, a total of 3,682 employees worked in operations (2024: 3,909), and 871 worked in sales and administration (2024: 918). The decrease is due to the sale of Just EU.

b) Corporate Governance Code

According to Sec 161 AktG, the Management Board and Supervisory Board issued statement of compliance with regard to the GCGC. This statement has been made accessible to the Company’s shareholders in the ‘Invest’ section on Evotec’s website (https://www.evotec.com/ir-news/sustainability/governance).

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(c) Consolidated subsidiaries and equity investees

Information below shows Evotec’s direct and indirect voting rights in their subsidiaries and other investments. Evotec’s direct and indirect voting rights in dormant companies are not included.

2025
Company’s
voting
rights
%
Subsidiaries
Aptuit Global LLC, Princeton, USA	100
Aptuit (Verona) SRL, Verona, Italy	100
Aptuit (Oxford) Ltd., Abingdon, UK	100
Cyprotex Discovery Ltd., Manchester, UK	100
Cyprotex Ltd., Manchester, UK	100
Cyprotex US, LLC., Framingham, USA	100
Evotec (France) SAS, Toulouse, France	100
Evotec ID (Lyon) SAS, Marcy l’Étoile, France	100
Evotec (Hamburg) GmbH, Hamburg, Germany	100
Evotec GT GmbH, Orth an der Donau, Austria*	100
Evotec (India) Private Limited, Thane, India*	100
Evotec International GmbH, Hamburg, Germany	100
Evotec (UK) Ltd., Abingdon, UK	100
Evotec (US), Inc., Princeton, USA	100
Just - Evotec Biologics, Inc., Seattle, USA	100
Evotec (Modena) Srl, Medolla, Italy	100
NephThera GmbH, Hamburg, Germany	100
Evotec Asia Pte. Ltd., Shenton, Singapore	100

Evotec Group

Notes to consolidated financial statements for the financial year 2025

2025
Company’s
voting
rights
%
Associates
Breakpoint Therapeutics GmbH, Hamburg, Germany	34.03
Centauri Therapeutics Ltd., Cheshire, UK	22.18
EIR Biotherapies S.r.l., Mirandola (MO), Italy	24.66
Eternygen GmbH, Berlin, Germany*	24.97
Quantro Therapeutics GmbH, Vienna, Austria	38.79
TAG Therapeutics GmbH, Vienna, Austria	20.16
Topas Therapeutics GmbH, Hamburg, Germany	23.86

Other Investments
Aeovian Pharmaceuticals Inc., San Francisco, USA	2.32
ArgoBio SAS, Paris, France	8.17
Aurobac Therapeutics SAS, Lyon, France	12.50
Autobahn Labs, LLC, Palo Alto, CA USA	10.53
Blacksmith Medicines Inc., San Diego, CA USA	17.97
Cajal Neuroscience Inc., Seattle, USA	1.18
Carma Fund I, Munich, Germany	10.00
Celmatix Inc., New York, USA	7.47
Curie Bio LLC, Boston, USA	0.10
Curie Bio Seed Fund I LP, Boston, USA	2.83
Extend S.r.l., Rome, Italy	9.10
Fibrocor LLP, Toronto, Canada	16.26
Fibrocor Therapeutics, Inc., Toronto, Canada	7.65
IMIDomics Inc., San Rafael, CA, USA	6.64
Immunitas Therapeutics Inc.*, Waltham, USA	5.54
Leon Nanodrugs GmbH, Munich, Germany	3.99
Mission BioCapital V LP, Cambridge, USA	3.64
Pluristyx Inc., Seattle, USA	3.79
Sernova Corp., Ontario, Canada	4.73
Thelior Bio, Oxford, UK	1.18
Tubulis GmbH, Munich, Germany	3.33
Verto Therapeutics Inc., Boston, USA	4.16
*	in liquidation

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The former subsidiary Just — Evotec Biologics EU SAS, Toulouse, France, was sold to Sandoz AG, Basel, Switzerland, effective December 5, 2025. Further information regarding this transaction can be found in Note 3 Significant Transactions.

The former subsidiary Aptuit (Potters Bar) Ltd., Abingdon, UK, was dissolved in 2025.

As of December 30, 2025, the former associate Dark Blue Therapeutics Ltd., Oxford, UK (21.67% of voting rights) was sold.

The investment in Aeovian Pharmaceuticals Inc., San Francisco, USA, (2.32% of voting rights) is held for sale.

As of June 30, 2025, the investment in “OXvax Ltd., Oxford, UK”, (15.33% of voting rights) was liquidated.

As of October 31, 2025, the investment in Carrick Therapeutics Inc, Boston, USA (2.86% of voting rights) was sold.

(d) Management Board

Dr Christian Wojczewski, Chemist, Munich, Germany (CEO),

Dr Cord Dohrmann, Biologist, Göttingen, Germany (Chief Scientific Officer),

Laetitia Rouxel, Business Executive, Clarens, Switzerland (CFO, until February 2025),

Paul Hitchin, Business Executive, Amsterdam, Netherlands (CFO, since March 2025),

Aurélie Dalbiez, Business Executive, Munich, Germany, (Chief People Officer).

The remuneration granted to the members of the Management Board for the financial years 2025 and 2024 are shown below:

in k€	2025	2024
Short-term employee benefits	5,503	4,238
Termination benefits	1,506	1,360
Stock-based compensation	247	(2,231)
Total Remuneration	7,256	3,367

The Members of the Management Board who hold additional memberships in supervisory boards and memberships in comparable governing bodies of enterprises are listed below.

Dr Cord Dohrmann
Member of the Supervisory Board:
Eternygen GmbH, Berlin/Germany* (not listed)
Breakpoint Therapeutics, Hamburg/Germany* (not listed)

* Associated company of Evotec

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(e) Supervisory Board

Prof. Dr Iris Löw-Friedrich, Chairwoman of the Supervisory Board, Chairwomen of the Remuneration and Nomination Committee and Member of the Audit and Compliance Committee.

Roland Sackers, CFO and Managing Director of QIAGEN N.V. (listed on the Frankfurt Stock Exchange, Swiss Exchange, New York Stock Exchange and Luxembourg Stock Exchange); Vice Chairman of the Supervisory Board and Chairman of the Audit and Compliance Committee.

Camilla Macapili Languille, Deputy CEO of Direct Investments, Mubadala Investment Company (not listed); Member of the Supervisory Board.

Dr Constanze Ulmer-Eilfort Partner in the law firm Peters, Schönberger & Partner (not listed); Member of the Supervisory Board and Chairwoman of the ESG Committee.

Dr Duncan McHale, Founder and Director of Weatherden Ltd. (not listed); Member of the Supervisory Board.

Wesley Wheeler, CEO & Board Director of LabConnect Inc. (not listed); Member of the Supervisory Board. The remuneration accrued of the Supervisory Board in the financial year was as follows:

in k€	2025	2024
Total remuneration of the supervisory board	670	641

In the financial years 2025, the compensation per Supervisory Board member amounted to € 65k per year (2024: € 65k). The Chair receives € 125k (2024: € 125k) and its deputy € 105k (2024: € 105k) in the financial year 2025. The members of Supervisory Board committees receive € 15k (2024: € 15k) per committee; the chairperson of a committee receives € 30k (2024: € 30k).

In the financial years 2025 and 2024, there was no share-based remuneration.

The Company has a Directors and Officers liability insurance for the members of the Management Board, the Supervisory Board, its senior management and the directors of the subsidiary companies. An appropriate deductible has been agreed for the members of the Supervisory Board.

Evotec Group

Notes to consolidated financial statements for the financial year 2025

The members of the Supervisory Board and their additional memberships in supervisory boards and members in comparable governing bodies of enterprises according to Sec 125 (1) sentence 5 AktG are listed in the following:

Prof. Dr. Iris Löw-Friedrich
Chair of the Company / Supervisory Board:
Celosia Therapeutics Pty Ltd., New South Wales/AU (not listed)

Member of the Supervisory Board:
Fresenius SE & Co. KGaA, Bad Homburg/Germany (listed on the Frankfurt, Düsseldorf and Munich Stock Exchange)
Swedish Orphan Biovitrum AB (SOBI), Stockholm/Sweden (listed on the Stockholm Stock Exchange)
Financière de Tubize SA, Brussels/Belgium (listed on Euronext, Brussels)

Roland Sackers
Member of the Board of Directors:
Bio Deutschland e.V., Berlin/ Germany (not listed)

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

Member of the Board of the Directors:
Mallinckrodt Pharmaceuticals, Dublin/IRL (not listed; formerly listed on the NASDAQ)
Cairn Therapeutics, Relaeigh/USA (not listed)
Belhaven Biopharma, New York/USA (not listed)

Evotec Group

Notes to consolidated financial statements for the financial year 2025

(23) Subsequent events

On March 10, 2026, the Management Board of Evotec SE announced ‘Horizon’, a fundamental realignment of the Evotec business. The program provides for comprehensive restructuring across all areas of the Company, accelerating its transition towards a more agile and focused operating model concentrated on its core drug discovery and preclinical development activities to drive sustainable and profitable growth.

The implementation plan includes optimizing the global footprint from 14 to 10 sites over the next two years, establishing scientific Centers of Excellence, and executing workforce adjustments affecting up to 800 positions. Management projects cash restructuring costs of approximately €100 million over the program period 2026 to 2028, in addition to anticipated non - cash asset impairment charges. The majority of the expenses will be for personnel measures. Whilst 2026 is expected to be a transition year with restructuring charges impacting reported results, the Company anticipates initial cost savings to begin materializing during 2026. The expected financial effects are fully reflected in the Company’s 2026 outlook.

Hamburg, March 31, 2026

Dr Christian Wojczewski	Aurélie Dalbiez	Dr Cord Dohrmann	Paul Hitchin